Form 20-F
period 2002-09-30
PHOTOCHANNEL NETWORKS INC
filed 2003-02-26
CIK 1036642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2002

Commission file number 0-30148

PHOTOCHANNEL NETWORKS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3, Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of shares of each of the Registrant's classes of capital stock outstanding as of the close of the period covered by the annual report.

Common Shares	77,894,968

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ ]	No [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [X]	Item 18 [ ]

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following table summarizes certain selected consolidated financial data for each of the five financial years ended September 30, 2002. The data for the fiscal years ended September 30, 2002, 2001, 2000, 1999 and 1998 are derived from audited consolidated financial statements. The selected financial data set forth below with respect to our consolidated statements of operations for each of the three financial years in the period ended September 30, 2002 and with respect to the consolidated balance sheets as at September 30, 2002 and 2001, are derived from our audited consolidated financial statements included elsewhere in this annual report. Consolidated statements of operations data for the years ended September 30, 1999 and 1998, and consolidated balance sheet data as at September 30, 2000, 1999 and 1998, have been derived from our audited consolidated financial statements that have not been included in this annual report.

Readers should read the following selected financial data in conjunction with our consolidated financial statements and the notes thereto appearing in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Readers are referred to Note 21 in the accompanying September 30, 2002 consolidated financial statements for a quantitative reconciliation of the measurement differences between Canadian GAAP and generally accepted accounting principles in the United States ("US GAAP"), as it relates to us.

The data is expressed in Canadian dollars ("CDN$"), unless otherwise described. We refer readers to "Currency and Exchange Rates" below for a history of exchange rates between the Canadian dollar and the U.S. dollar.

Selected Financial Data:
Under Canadian GAAP	For the years ended September 30th
Item	2002	2001	2000	1999	1998
Revenue	$173,801	$97,112	$126,313	$160,560	$356,321
Loss from operations	($5,334,672)	($20,259,747)	($7,155,793)	($2,206,260)	($3,226,055)
Net loss for the year	($1,851,661)	(19,871,231)	($6,940,356)	($2,196,785)	($3,226,005)
Basic and diluted net loss per common share	($0.03)	($0.60)	($0.32)	($0.18)	($0.56)
Total assets	$709,237	$1,488,276	$15,715,937	$536,720	$752,312
Net assets (liabilities)	($2,145,836)	($5,127,511)	$13,664,132	($300,345)	($500,791)
Share Capital	$26,390,849	$24,168,231	$16,315,246	$10,000,072	$7,336,891
Weighted average number of Common Shares	59,479,315	33,187,579	21,873,716	12,112,461	5,724,653
Long term obligations and redeemable preferred stock	Nil	Nil	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil

The above selected financial data in accordance with U.S. GAAP is indicated below:
	For the years ended September 30th
Item	2002	2001	2000
Revenue	$173,801	$97,112	$126,313
Net loss for the year	($1,852,614)	($19,692,225)	($8,957,412)
Basic and diluted net loss per common share	($0.03)	($0.59)	($0.36)
Total assets	$709,237	$1,488,276	$15,715,937
Net assets (liabilities)	($2,145,836)	($5,127,511)	$13,664,132
Share Capital	$26,282,689	$24,060,071	$16,207,086
Weighted average number of common shares outstanding	59,479,315	33,187,579	21,873,716
Long term obligations and redeemable preferred stock	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil

Currency and Exchange Rates

All dollar amounts set forth in this annual report are in Canadian dollars, unless we indicate otherwise. In the following table we set forth:

  the rates of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of each of the periods indicated;
  the average of the exchange rates in effect on the last day of each month during such periods; and
  the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Previous Six Months
	August 2002	September 2002	October 2002	November 2002	December 2002	January 2003
High Rate	1.6055	1.5920	1.5996	1.5925	1.5803	1.5806
Low Rate	1.5489	1.5500	1.5550	1.5502	1.5447	1.5170

Years ending September 30
	2002	2001	2000	1999	1998
Rate at end of Period	1.5785	1.5775	1.5009	1.4682	1.5265
Average Rate During Period	1.5730	1.5351	1.4719	1.5035	1.4499
High Rate	1.6195	1.5832	1.5150	1.5648	1.5855
Low Rate	1.5024	1.4895	1.4310	1.4447	1.3686

On September 30, 2002 and January 31, 2003, the noon buying rate in New York City for cable transfers in US dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.5785 and $1.5285, respectively, equals US $1.00.

B. Capitalization And Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

Our business operations and our securities are subject to a number of substantial risks, including those described below. If any of these or other risks actually occur, our business, financial condition and operating results, as well as the trading price or value of our securities could be materially and adversely affected. Any person who is not in a position to lose the entire amount of any investment should not invest in our securities.

The Following Risks Relate to Our Current and Planned Business Operations

In the past we have relied on the proceeds of financings to fund our operations. If we are unable to generate positive cash flow from operations or continue to raise funds, we may be required to limit or curtail operations.

Since inception we have operated at a loss and, at September 30, 2002, had an accumulated deficit of $38,963,665 and working capital deficiency of $2,601,835. Historically, we have funded our operating, administrative and development costs through the sale of equity capital or debt financing. We have had and will continue to have capital requirements in excess of our currently available resources. Currently, we are unable to meet our financial commitments as they come due, and are dependent on the sustained forbearance of our creditors for our continued operations. Such forbearance may not continue in the future and, if such does not occur, we may be unable to continue as a going concern. We are dependent upon the proceeds of future financings to further finance the development and implementation of our business objectives. In the event that our plans and/or assumptions change or prove inaccurate, or we are unable to obtain further financing, or such financing and other capital resources, in addition to projected cash flow, if any, prove to be insufficient to fund operations, our continued viability could be at risk. To the extent that any such financing involves the sale of our equity securities, the interests of our then existing shareholders could be substantially diluted.

As a result of equity financing activities, as of September 30, 2002, we had cash, cash equivalents and short-term investments of approximately $100,586 and as of January 31, 2003, we had cash, cash equivalents and short-term investments of $493,128.

On February 14, 2002, we formed a limited partnership. We subsequently granted the limited partnership a license to commercially exploit in Canada, on an exclusive basis, our Network and certain of our intellectual property. Each investor entered into a call option agreement with us, pursuant to which we have the right to acquire, provided that certain market capitalization and working capital tests are met, all of the investors' limited partnership units ("LP Units"), at any time after March 1, 2003 and on or before June 30, 2004, in exchange for 10,000 of our units for each LP Unit, each of our units being comprised of one common share and one common share purchase warrant, each of which, and the shares underlying the warrants, will be subject to a four month hold period from the date of issuance of the units. Each common share purchase warrant so issued will entitle the holder to purchase one of our common shares at a price of $0.10, at any time on or before June 30, 2004. On June 4, 2002, we completed the initial financing of the limited partnership with $1,250,000.

Subsequent to September 30, 2002, we received funds and subscription agreements for additional investments in the limited partnership of $115,000 under the same terms and conditions, as the initial investment. The call options entered into by the most recent investors have not received the approval of the TSX Venture Exchange, as at January 31, 2003, however, we have no reason to believe that such approval will not be granted.

On January 29, 2003, we received funds and subscription agreements for a non-brokered private placement in the amount of $566,947. Under the terms of the subscriptions agreements, we will be issuing 5,669,470 units upon closing of this private placement, which is subject to TSX Venture Exchange Approval. Each unit is to consist of one common share and one common share purchase warrant, exercisable at $0.10 for a period of one year from the date of closing. On August 7, 2002, we completed a non-brokered private placement in the amount of $854,200 through the issuance of 8,542,000 units. Each unit consisted of one common share and one common share purchase warrant, exercisable at $0.10 on or before August 7, 2003.

In addition, we currently are generating monthly recurring revenues of approximately $20,000 from the use of our Network. Accordingly, based on our planned operations during the second quarter of fiscal 2003, we do not believe that there is an immediate need for additional capital, although we continue to rely on the forbearance of some creditors and there is no guarantee that such forbearance will continue. We believe that cash on hand and recurring revenues will be sufficient to support our operating expenditures for a period of approximately four months, without any revenue growth. We anticipate having to go back to the equity markets for additional funding depending on actual sales and resulting cash flow during this period.

Although we do not believe that we have an immediate need for capital, we have yet to generate sufficient revenues to cover our operating expenses. Accordingly, if we are unable to generate positive cash flow from operations or continue to raise funds, we may be required to limit or curtail operations. In the event that we curtail operations, shareholders could lose their entire investment.

If we need additional financing and such financing is not available, we may be forced to limit or curtail operations.

We may need additional capital if:

  we are unable to generate sufficient revenues to cover operations;
  our creditors demand payment;
  we determine to expand our business; or
  we encounter unanticipated expenses.

To date we have been able to raise funding, however, we have not been successful at generating revenues sufficient to fund our operating expenses. If market conditions are conducive, we may be able to raise capital through:

  the exercise of common share purchase warrants already in the market; or
  the sale of equity or debt securities in private or public offerings.

If additional funding is required, this will further dilute our existing shareholder's ownership. See "The Following Risks Relate To The Market For Our Common Shares", below.

If requisite funding on acceptable terms cannot be attracted in a timely fashion, we may be forced to delay activities and, possibly, lose market opportunities to competitors. Similarly, delayed financing could force reductions in planned marketing and product deployment and development expenditures, resulting in delays in meeting our business objectives or could also force us into receivership or bankruptcy.

Our business is primarily focused on the Canadian marketplace, however, should we enter the United States and our product set be accepted, we could have significant exposure to foreign exchange rates, which may adversely impact our business model.

We are currently focused on the Canadian marketplace. Although we have a limited number of customers in the United States, it is our future intent to focus more in the United States marketplace. The United States marketplace for photo-finishing is approximately twenty times the size of the Canadian marketplace and should we be successful in the United States market, we would expect a substantial portion of our operations to be based on sales and services rendered to customers in the United States. As a result, our financial performance will be affected by fluctuations in the value of the US dollar to the Canadian dollar. At the present time, we have no plan or policy to utilize forward contracts or currency options to minimize this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

Our audited financial statements contain a footnote about our ability to continue as a going concern. The auditor's report on our September 30, 2002 financial statements contains additional comments that indicate that substantial doubt exists about our ability to continue as a going concern. If we are unable to continue as a going concern, we would be required to restate our financial statements on a liquidation basis.

Our financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of September 30, 2002, we had an accumulated deficit of $38,963,665, which, if prepared under US GAAP, would have been an accumulated deficit of $41,155,518. We continue to incur operating losses, including losses of $5,334,672 during fiscal 2002 ($20,259,747 - 2001, $7,155,793 - 2000). Our ability to continue as a going concern and the recoverability of the amounts expended on research and development are dependent on our ability to obtain sufficient financing to achieve profitable operations or sufficient proceeds from the sale of our software related projects. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which our financial statements were prepared.

Under generally accepted auditing standards in the United States of America ("U.S. GAAS"), the auditor's report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company's ability to continue as a going concern, such as those described in Note 1 to the financial statements..

We believe, but cannot assure, that we will be able to continue to raise equity financing. In addition, our operating revenues from our Network solution started to increase during the year ended September 30, 2002.

Our products are relatively new. If they are not accepted in the marketplace, our business could be materially and adversely affected.

Our Network has only been marketed since May 2001. There can be no assurance that we will be able to provide the services as described, or that we will be able to meet the demands of our customers. Our operations may be delayed or halted as a result of the failure to perform as described. Such delays or failure would seriously harm our reputation and future operations. In addition, we have been using promotional discounts to encourage our Photofinishing retailers to use the Network. We cannot assure that the Network will be accepted in the marketplace to yield material and sustained revenues. If our product is not accepted in the market place, our business could be materially and adversely affected.

Our proposed business is focused on a market niche that has never been fully addressed, and hence our operations are subject to a high level of uncertainty and risk. As the market for our service is new and evolving, it is difficult to predict the size of the market, the future growth rate, if any, or the level of premiums the market will pay for our services. There can be no assurance that the market for our services will emerge to a profitable level or be sustainable. There can be no assurance that any increase in marketing and sales efforts will result in a larger market or increase in market acceptance for our services. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our proposed services do not achieve or sustain market acceptance, our proposed business, results of operations and financial condition will continue to be materially and adversely affected.

If we are unable to respond to rapid technological change and improve our products, our business could be materially and adversely affected.

The market for our products is characterized by:

  rapidly changing technology;
  evolving industry standards; and
  frequent new product introductions which may be comparable or superior to our products.

Our success will depend upon market acceptance of our existing products and our ability to enhance these products and introduce new products and features to meet changing customer requirements. We cannot assure that we will be successful in identifying, manufacturing and marketing new products or enhancing our existing products. We may introduce unsatisfactory products to the market, negatively impacting our ability to generate sales. In addition, we cannot assure that products or technologies developed by others will not render our products or technologies non-competitive or obsolete.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our Website and our networking services. The Internet and the e-commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing online operations, network services and proprietary technology and systems obsolete. Our success will depend, in part, on our ability to license leading technologies useful in our business, enhance our existing services, develop new services and technology that address the varied needs of our existing and prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our Website, the network services and other proprietary technology entails significant technical, financial and business risks. There can be no assurance that we will successfully implement new technologies or adapt our Website, network services, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If we are unable to adapt in a timely manner in response to changing market conditions or customer requirements for technical, legal, financial or other reasons, our business could be materially adversely affected.

Expected rapid growth in all areas of our Network may place a significant strain on our operational and technical resources. We expect operating expenses and staffing levels to increase in the future. To manage our growth, we must expand our operational and technical capabilities and manage our employee base, while effectively administering multiple relationships with various third parties, including affiliates.

We compete with others who provide products comparable to our Network. If we are unable to compete with current and future competitors, our business could be materially and adversely affected.

We operate in a competitive market place. Our success is dependent upon our ability to maintain our current customers and obtain additional customers. Many of our potential competitors have:

  longer operating histories;
  significantly greater financial, technical and marketing resources;
  greater name and product recognition; and
  larger existing customer bases.

As potential competitors introduce competing solutions we may encounter additional and more intense competition. We may experience delays or difficulties in introducing new functionalities into our products, allowing competitors to exploit opportunities in the market. We cannot be sure that we will be able to compete successfully against current and future competitors. If we are unable to do so it will have a material adverse effect on our business, results of operations and financial condition.

We rely on our ability to attract and retain subscribers. If we are unable to maintain reliability of our Network we may lose both present and potential customers.

Our ability to attract and retain subscribers depends on the performance, reliability and availability of our services and network infrastructure. We may experience periodic service interruptions caused by temporary problems in our own systems or software or in the systems or software of third parties upon whom we rely to provide such service. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems and interrupt our services. Computer viruses, electronic break-ins or other similar disruptive events also could disrupt our services. System disruptions could result in the unavailability or slower response times of our Website, which would lower the quality of customers' experiences. Service disruptions could adversely affect our revenues and if they were prolonged, would seriously harm our business and reputation. We do not carry business interruption insurance to compensate for losses that may occur as a result of these interruptions. Our customers depend on Internet service providers and other web site operators for access to our Network. These entities have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Moreover, the Internet network infrastructure may not be able to support continued growth. Any of these problems could adversely affect our business.

The infrastructure relating to our services are vulnerable to unauthorized access, physical or electronic computer break-ins, computer viruses and other disruptive problems. Internet service providers have experienced, and may continue to experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees and others. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. Security breaches relating to our activities or the activities of third-party contractors that involve the storage and transmission of proprietary information could damage our reputation and relationships with our subscribers and strategic partners. We could be liable to our subscribers for the damages caused by such breaches or we could incur substantial costs as a result of defending claims for those damages. We may need to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Security measures taken by us may not prevent disruptions or security breaches.

We rely on third parties for the Development and Maintenance of the Internet and the Availability of Increased Bandwidth to Users

The success of our business will rely on the continued improvement of the Internet as a convenient means of consumer interaction and commerce. Our business will depend on the ability of our subscribers to use the Network without significant delays or aggravation that may be associated with decreased availability of Internet bandwidth and access to our Network. This will depend upon the maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products such as high speed modems for providing reliable Internet access and services. The failure of the Internet to achieve these goals will reduce our ability to generate significant revenue.

Our penetration of a broader consumer market will depend, in part, on continued proliferation of high speed Internet access. The Internet has experienced, and is likely to continue to experience, significant growth in the number of users and amount of traffic. As the Internet continues to experience increased numbers of users, increased frequency of use and increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, increased users or bandwidth requirements may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the level of traffic, and could result in the Internet becoming an inconvenient or uneconomical source of products and services, which would cause our revenue to decrease. The infrastructure and complementary products or services necessary to make the Internet a viable commercial marketplace for the long term may not be developed successfully or in a timely manner.

We may not be able to protect and enforce our intellectual property rights, which could result in the loss of our rights, loss of business or increased costs.

Our success and ability to compete depend, to a large degree, on our current technology and, in the future, technology that we might develop or license from third parties. To protect our technology, we have used the following:

  confidentiality agreements;
  retention and safekeeping of source codes; and
  duplication of such for backup.

We are in the process of inquiring into and applying for trademarks in Canada and the United States.

Despite these precautions, it may be possible for unauthorized third parties to copy or otherwise obtain and use our technology or proprietary information. In addition, effective proprietary information protection may be unavailable or limited in certain foreign countries. Litigation may be necessary in the future to:

  enforce our intellectual property rights;
  protect our trade secrets; or
  determine the validity and scope of the proprietary rights of others.

Such misappropriation or litigation could result in substantial costs and diversion of resources and the potential loss of intellectual property rights, which could impair our financial and business condition. Although currently we are not engaged in any form of litigation proceedings in respect to the foregoing, in the future, we may receive notice of claims of infringement of other parties' proprietary rights. Such claims may involve internally developed technology or technology and enhancements that we may license from third parties. Moreover, although we sometimes may be indemnified by third parties against such claims related to technology that we have licensed, such infringements against the proprietary rights of others and indemnity there from may be limited, unavailable, or, where the third party lacks sufficient assets or insurance, ineffectual. Any such claims could require us to spend time and money defending against them, and, if they were decided adversely to us, could cause us to:

  pay damages;
  be subject to injunctions; or
  halt deployment of our Network and products while we re-engineer them or seek licenses to the necessary technology, which necessary technology may increase our costs and might not be available on reasonable terms.

Any of these factors could have a material and adverse effect on our financial condition and business.

The loss of any of our executive officers, key personnel or contractors would likely have an adverse effect on our business.

We are dependent upon our management, employees and contractors for meeting our business objectives. In particular, members of the senior management team play key roles in our executive management and technical development. We do not carry key man insurance coverage to mitigate the financial effect of losing the services of any of these key individuals. Our loss of any of these key individuals most likely would have an adverse effect on our business.

In addition, we will require additional capabilities, especially in our representation on the board of directors. We cannot assure that we will be successful in attracting personnel of the appropriate caliber.

The Following Risks Relate To The Market For Our Common Shares

At present, there is a limited market for our common shares in the United States. If a substantial and sustained market for our common shares does not develop in the United States, our US shareholders' ability to sell their shares may be materially and adversely affected.

Our common shares trade in Canada on the TSX Venture Exchange. Trading of these shares is presently concentrated in the Canadian marketplace. At present there is a limited trading market in the United States for our common shares. Only a limited public trading market, if any, is likely to develop in the United States under the present circumstances. We have no agreement with any broker-dealer to act as a market-maker for our common shares. If one or more broker-dealers become a market maker in our shares, the shares may be quoted on the OTC Bulletin Board. Any trading will be limited to the non-NASDAQ over-the-counter market. We presently do not qualify for trading on either NASDAQ or on any US stock exchange because we do not meet any of those organizations' financial listing requirements. Further, there can be no assurance that our securities will ever qualify for such listing. Accordingly, there can be no assurance that any US market for our securities will develop or, that if developed, it will continue. The absence of such a US market would materially and adversely affect the ability of US shareholders to sell their shares.

The payment of dividends on the common shares is within the discretion of our Board of Directors and will depend upon our future earnings, our capital requirements, our financial condition, and other relevant factors. We do not currently intend to declare any dividends on our common shares for the foreseeable future.

Our common shares may be deemed to be a "penny stock" in the United States. As a result, trading of our shares may be subject to special requirements that could impede our shareholders' ability to resell their shares in the United States.

At present our common shares are deemed to be a "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks:

  with a price of less than five dollars per share;
  that are not traded on a recognized national exchange;
  whose prices are not quoted on the NASDAQ automated quotation system;
  of issuers with net tangible assets less than
    $2,000,000 if the issuer has been in continuous operation for at least three years; or
    $5,000,000 if in continuous operation for less than three years; or
  of issuers with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act, and Rule 15g-2 of the Securities and Exchange Commission, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer:

  to obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;
  to determine reasonably, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience so as to be reasonably capable of evaluating the risks of penny stock transactions;
  to provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination above; and
  to receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

Compliance with these requirements may make it more difficult for holders of our common shares to resell their shares to third parties or to otherwise dispose of them in the United States.

ITEM 4. INFORMATION ON THE COMPANY

Summary

We develop and market digital imaging technology, which connects the photo retailer to its customer through a wide variety of businesses including professional and commercial photo processing labs, image content owners and targeted portal services. We have created and manage a digital Network environment whose focus is on delivering digital image orders from capture to fulfillment under the control of our originating Network partner.

This Network is described in greater detail in "Our Products" in Item 4.B Business Overview below.

A. History and development of the Company

We were incorporated on December 1, 1995 pursuant to the laws of British Columbia under the name InMedia Presentations Inc. We obtained receipts in April 1997 for a Prospectus filed with the British Columbia Securities Commission and the Ontario Securities Commission. Our shares were subsequently listed for trading on the Montreal Exchange on April 21, 1997 under the trading symbol "IMD". We changed our name on July 14, 1999 to PhotoChannel Networks Inc. and concurrently changed our symbol on the Montreal Exchange to "PNI". In September 2001 the Montreal Exchange ("ME") merged with the Canadian Venture Exchange ("CDNX") and effective October 1, 2001 we began trading on the CDNX. Subsequently the CDNX was acquired by the TSX Venture Exchange in 2002 and on April 1, 2002 we were listed for trading on the TSX Venture Exchange.

Our principal executive office is located at 506-425 Carrall Street, Vancouver, British Columbia, Canada V6B 6E3, our telephone number is 604-893-8955 and our website is www.photochannel.com.

Important Events In the Development of Our Business

Important events in the development of our business are provided under Item 4. B., below, and in other sections of this filing.

Principal Capital Expenditures And Divestitures Since October 1, 1997

We continue to develop, change and enhance our software and product offerings. Since October 1, 1999, the only capital divestiture has been the filing by our US operating subsidiary, PhotoChannel, Inc., under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001. The only capital expenditures have been for computer equipment and software, development and furniture and leaseholds, which occurred in the normal course of our operations. Our total capital expenditures were approximately $1,882 for the year ended September 30, 2002 compared with $1,186,256 in 2001, $4,710,973 in 2000, $54,359 in 1999 and $18,489 in 1998. We have financed these expenditures primarily by issuing debt and common shares. Further details applicable to our anticipated capital expenditures and funding sources are detailed in Liquidity and Capital Resources in Item 5.B.

Principal Capital Expenditures And Divestitures Currently in Process

As of January 31, 2003 there were no capital expenditures or divestitures in process outside of the normal course of business.

Public Takeover Offers Since October 1, 2000

There have been no public takeover offers by third parties in respect of our shares or by us in respect of other companies' shares since October 1, 2000.

B. Business Overview

We were originally formed to develop and market a suite of "easy to use" multimedia presentation products for use by consumers wishing to present and display images captured on digital cameras and photo scanners. We marketed these products under the trade name Slides & Sound PlusTM. We discontinued development of these products during 1999 in order to focus on the development of our e-Processing and network strategy. We continued to market this generation of product until January 2001.

In February 1999, we established our website at www.photochannel.com as an online photo community for both digital camera and conventional film photographers. Our online photo community consisted of an Internet portal through which users could participate in photography focused chat groups, discussion forums, e-mail and have access to articles relating to photography hints, tips and techniques. Users could also upload, store and manipulate digital images online and create photo websites, albums and slide shows.

Historically, we have been in the business of developing and marketing digital imaging software products for use by consumers and businesses. Our products were targeted for use by consumers and businesses wishing to catalogue, present and display images captured using digital cameras, photo scanners, images downloaded from the on-line services or Internet as well as images saved on CDs and floppy disks. We developed "easy to use" consumer-oriented cataloguing and multimedia presentation software products. During the fiscal year ending September 30, 2000, all of our revenue was generated from the sale of our multimedia presentation products. However, as of January 31, 2001, we no longer actively marketed or supported these products.

On October 2, 2000, we launched an e-Processing service with the introduction of a photo-finishing, e-Processing service as a business - to - consumer strategy providing film processing, scanning, storage and printing of digital images directly to US consumers via our wholly owned US subsidiary, PhotoChannel, Inc. This was to be a joint strategy between our future Network members and the "mail order" model of our US subsidiary. With this launch, we were able to beta test the technology and the marketing of this concept. Our US subsidiary was attempting to target digital camera users who required a photo-finishing solution and eventually it was our goal to also provide photo-finishing fulfillment through our future Network of professional photo-finishing retailers. Regardless of whether our US subsidiary's customers or our future retailer's customers were digital camera or conventional film photographers, our Network member's customers would be able to preview and edit their digital/digitized pictures online before ordering any prints.

In March 2001, we went through a major reorganization, which resulted in a change of management, a complete corporate restructuring and a change in business focus. We determined that we could not offer both solutions, as the "mail order" model provided by our US subsidiary was, in fact, competing with our Network model. In April of 2001, we ceased to provide the mail order option. On November 1, 2001, after attempting to debt settle with creditors of our US subsidiary, our US operating subsidiary, PhotoChannel, Inc. filed under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut.

Subsequent to March 2001, our focus has been one of a digital imaging technology provider for a wide variety of businesses including, photo-finishing retailers, professional and commercial photo processing labs, image content owners and targeted portal services. We have created and manage a digital network environment whose focus is on delivering digital image orders from capture to fulfillment under the control of our originating Network member.

On May 10, 2001 the first retail Network members outfitted with their own branded Internet sites were activated onto the Network. These retailers accept the upload of images that originate within digital cameras or have been scanned within the store environment to sites we create and host. Our Network is a transparent component to the consumer, existing solely as the technology backbone of the retailer's digital imaging strategy.

With the establishment and launch of our Network, we distanced ourselves from our immediate past of being an Internet photo-finishing "mail order" service into an Internet infrastructure company that manages a Network environment that today is focused on delivering digital imaging from order origination to fulfillment through our retail relationships and connectivity to the retail locations.

The Digital Photography Market

Digital camera and scanner manufacturers fabricate devices for digitizing pictures. Their products capture an image and output it as a digitized picture. Alternatively, conventional film images can be digitized through a scanning mechanism, and either uploaded to the Internet for storage or transferred to a floppy disk or CD. Digitized pictures can then be printed on colour inkjet or dye sublimination photo printers. Alternatively, they can be processed through an online service, which provides print photographs at a quality consistent with that offered by conventional film processors. Digital pictures may be stored on desktop or laptop computers, on floppy disks or picture CDs or as negatives at a website of an online digital photography service provider.

The primary target market for our Network services are print origination members such as communities, portals and retailers, and print fulfillment members such as retailers and mail order companies with digital print capabilities.

The use of digital cameras is increasing and management believes that the popularity of the digital camera will continue to grow as the cost of such cameras continue to decrease and the availability of photographic quality digitized print services increases. The worldwide install-base of digital cameras has risen quickly since their introduction in the mid 1990's. Gartner Dataquest predicts that digital camera penetration will reach 17 percent of all U.S. households by the end of 2002 and about 50 percent by 2006, while Infotrends Research Group reported that 33% of all Internet connected households owned a digital camera and this number would approach 60% by the end of 2002. There is no demographic in which digital cameras are exclusive to, nor is there a prohibitive degree of technological sophistication required to operate these cameras.

Photo-finishing retailers have viewed digital camera penetration as threatening their future. The photo-finishing industry growth rate on traditional film processing has slowed to a few percentage points a year, albeit a few percentage points in a very large market. Most experts predict that the traditional film processing market in the US will peak at just over 1 billion rolls some time in 2003 and then start to decline. The effect of digital imaging today and the future forecasting indicates that digital will have an additive effect on the growth of picture taking. Photofinishing News estimates that total worldwide photo exposures were 92 billion in 2001 with 81% derived from film and 19% from digital. Worldwide exposures are projected to grow at a Compound Annual Growth Rate of 8% with film representing 59% and digital representing the remaining 41%. Translated into photo-finishing revenue, it is anticipated that digital photo-finishing will be a $7,694,000,000 worldwide industry by 2005, up from $713,000,000 in 2001.

The most important point in all of these forecasts is the belief of our management that the consumer will not change their habits - they will continue to look to the photo-finishing retailer as their destination for convenient, quality driven printing. The photo-finishing retailers are making changes to ensure they remain at the center of the photo-finishing universe. As picture taking becomes digital, the retailers want to ensure they retain the foot traffic in their stores and the relationship with their customers. The first step for them is ensuring they have equipment that can print digital images and can create digital images from film. The piece of equipment the retailers are utilizing is known as the "digital minilab".

According to Lyra Research, of the 259,000 retailers offering photo-finishing services worldwide, 16% have purchased the digital mini-lab equipment necessary to offer digital photo-finishing services and this is expected to increase to 35% by 2004. Of significant interest is that over 75% of the world's photo-finishing is done by less than 20% of its retailers. With large volume retailers being the most advanced retailers, it is projected that over 75% of the world's photo-finishing volume will be processed by retailers who are 100% digitally capable by 2004. Additionally, digital equipment manufacturers have developed and are in the process of deploying less expensive digital print devices ("Kiosks"), of which it is estimated that 55,000 units will be deployed by the end of 2002.

Products

Multimedia Presentation Products

During fiscal 1998, 1999 and 2000, 100% of our revenue was generated through the distribution of our multimedia presentation products. As a result of declining interest in our multimedia presentation products, effective January 31, 2001, we no longer actively market or support these products.

The PhotoChannel Network

In February 1999, we established our website at www.photochannel.com as an online photo community for both digital camera and conventional film photographers. Our online photo community consisted of an Internet portal through which users could participate in photography focused chat groups, discussion forums, e-mail and have access to articles relating to photography hints, tips and techniques. Users could also upload, store and manipulate digital images online and create photo websites, albums and slide shows.

On October 2, 2000, we launched an e-Processing service with the introduction of a photo-finishing, e-Processing service as a business - to - consumer strategy providing film processing, scanning, storage and printing of digital images directly to US consumers via our wholly owned US subsidiary, PhotoChannel, Inc. This was to be a joint strategy between our future Network members and the "mail order" model of our US subsidiary. With this launch, we were able to beta test the technology and the marketing of this concept. Our US subsidiary was attempting to target digital camera users who required a photo-finishing solution and eventually it was our goal to also provide photo-finishing fulfillment through our future Network of professional photo-finishing retailers. Regardless of whether our US subsidiary's customers or our future retailer's customers were digital camera or conventional film photographers, our Network member's customers would be able to preview and edit their digital/digitized pictures online before ordering any prints.

On May 10, 2001 the first retail Network members outfitted with their own branded Internet sites were activated onto our Network. These retailers accept the upload of images that originate within digital cameras or have been scanned within the store environment to sites we create and host. Our Network is a transparent component to the consumer, existing solely as the technology backbone of the retailer's digital imaging strategy.

In October 2002, we launched our Network with our first large retailer chain, Black Photo Corporation ("Black's"). As part of our Network, we developed a fully Syndicated white branded site at www.blackphotocenter.com, which prints back to a large Canadian wholesaler and is then delivered back to a Black's location of the customer's choice for pickup or is mailed or couriered back to the customer, at the customers option. In 2003, Black's intends to use our Network's capability to print directly to their retail locations, thus creating a one hour digital printing service. Black's is a wholly owned subsidiary of Fuji Film Canada. Black's owns and operates 182 photo retail stores across Canada under the Black's and Astral banners.

With the establishment and launch of our Network, we distanced ourselves from our immediate past of being an Internet photo-finishing "mail order" service into an Internet infrastructure company that owns retail relationships, the connectivity to the retail locations and manages a Network environment that today is focused on delivering digital imaging from order origination to fulfillment.

Summary of Gross Revenues
	September 30,
	2002	2001	2000

Multimedia Products	$-	$26,046	$126,313
Online Photofinishing	-	41,758	-
Network	173,801	29,308	-
Total Revenue	$173,801	$97,112	$126,313

Competition

Online photo print service

Internet photography service providers offer different services, some associated with photo-finishing, others with archiving and sharing, and some provide a comprehensive photo-community service such as we launched. The following are the common services provided:

  Content - the ability to offer uploading through photo-finishing or other devices, as well as photo enhancing options. Internet portals can charge for the uploading service or provide it free of charge. Some companies offer the content for online photography community sites, promoting photographic education via articles and photo-magazine subscriptions or via chats and lectures with professional photographers.
  Sharing/Albums - via the creation of albums and archives, many of the sites offer the ability to view and share photos.
  Photofinishing - is generated through prints, reprints, enlargements, gift items, sales of photo hardware and supplies, and ultimately through advertising and marketing.
  Community - communities offer an interactive location where the user can find a one-stop-shop catering to photography.

We offered all of these services.

The online photo print service market is a fairly new market. The first generation of online photo print services arose with the 1996 introduction of online photo print services by PictureVision, Inc. under the trade name "PhotoNet". Shortly thereafter, in August 1997, Eastman Kodak Inc. ("Kodak") entered the online photo print business with the introduction of the Kodak Picture Network service, which provided conventional film scanning and uploading of digitized pictures to the Internet. In February 1998, Kodak acquired a 51% interest in PictureVision, Inc. Through this acquisition, Kodak then represented almost 100% of the online digital photography service market. Shortly after Kodak acquired a controlling interest in PictureVision, Inc., Sony introduced an online photo print service featuring free uploading of digital images to a Sony image station for online ordering of prints. The other first generation online photo print service provider is Foto Wire Development S.A. of Geneva, Switzerland, which has been providing Internet photo print services designed specifically for digital camera photographers in Europe since 1998. In 1999, Foto Wire Development S.A. entered the U.S. market in partnership with two mail order photography developing labs, Mystic Color Lab in Connecticut and Signature Color in Texas.

The second generation of online photo print services began in November 1999 with the entry into the market by Ofoto, Shutterfly, PhotoAccess and Snapfish. This generation was a business to consumer model focused on the "mail order" concept of delivering digital/digitized photos through the Internet to a wholesaler with delivery back to the consumer through the postal service or by way of courier.

The provision of online photo print services through a distributed network, as we have contemplated, represents, what we believe to be, the third generation of this type of service.

Network

The market for our solutions and technologies are new, evolving and growing rapidly. Our business model of being an open, scalable and secure network provider for the photo-finishing industry is currently unique. The most notable names in the on-line photo-finishing business, names such as Ofoto, Shutterfly and Snapfish, are not our direct competitors. These companies have focused on a pure business to consumer model of on-line photo-finishing. These players are competing with the established "mail order" players such as Mystic Color and District Photo (the world's largest mail order photo-finishing operator). It's worth noting that mail order has vanished as a market force over the last decade as the one-hour on-site operations of retailers have come to dominate the photo-finishing landscape.

The photo-finishing retailers are our true customers. Organizations such as Kodak, Fuji, Pixel Magic, Lifepics and Fotowire all work with retailers in terms of providing equipment to scan silver halide images to digital and some provide on line storage and web site hosting. We believe that we can co-exist in many retail environments with these other industry players without directly competing with them, as our services are independent of the type of digital imaging hardware the retailer prefers to use. We also believe that we can deliver the Secure Network component and lab broker system of delivering print orders from outside parties without having to compete on the equipment, hosting and storage business.

Kodak, through PhotoNet, was developing a similar network, however it was restricted to Kodak affiliates. Prior to Kodak's decision to completely shut down its operations in October 2001 it was in fact being rejected by most retailers as Kodak had publicly announced it was working on a direct to consumer strategy based on a new service called Print@Kodak, which will supersede PhotoNet. Some larger retailers have created internal networks, however, such networks are restricted to that retailer's stores. These companies mentioned above are all in various stages of competitive stance and we believe that we will be able to work with most of them without having to directly compete, as our relationships with the retailer is centered on building the actual physical network in a way that leaves the retailer in complete possession of their customers. We will not get between a retailer and their customers.

We are the only company offering a complete solution that creates a secure and open network. This will allow different retailers and web properties to do business together if they so desire. Up until now, the climate has been fairly one-dimensional with closed, non-integrated networks. Our business model is allowing us to create the first true open and multi-dimensional digital image network.

Our current customers, when given the alternative of "white branding", have gravitated quickly toward our solutions of technology coupled with our private label branding, service and flexibility. Photo-finishing retailers need innovative digital imaging goods and services. In many cases the big hardware, paper and chemical companies, such as Kodak and Fuji, are not servicing these accounts properly.

We believe that one of our advantages is that we are a small enough organization to make speedy and informed decisions. This flexibility means the retailer or their customer does not have to go through a huge bureaucracy to get a decision. We further believe that the principal factors enabling our ability to compete, include such factors as: a complete solution service; strategic market positioning; channel distribution; and the functionality and architecture of our technologies. The relative importance of each of these factors depends upon the specific customer involved.

C. Organizational structure

We have two wholly owned subsidiaries, PhotoChannel Capital Inc. and PhotoChannel Management Inc. Both subsidiaries are inactive. PhotoChannel Capital Inc. was incorporated on January 25, 2000 to undertake the sale and distribution of units of PhotoChannel.Com Limited Partnership and is the sole shareholder of PhotoChannel Management Inc. PhotoChannel Management Inc. was incorporated on January 25, 2000 and is the general partner of the PhotoChannel.Com Limited Partnership. The PhotoChannel.Com Limited Partnership is inactive and does not carry on any business.

On February 14, 2002, PhotoChannel Networks Limited Partnership (the "PhotoChannel LP") was formed under a Limited Partnership Agreement to carry on the sales, marketing and deployment of the PhotoChannel Network in specified market segments. The partnership initially sold 1,250 Limited Partnership units (the "LP Units"), at a price of $1,000 per unit, raising $1,250,000. We have granted to the PhotoChannel LP a software license to commercially exploit the PhotoChannel Network in Canada. We will receive payments for services provided to the PhotoChannel LP from a software license agreement and management and operating services agreements (representing software rights, management, personnel and facilities and equipment that we have agreed to provide to the PhotoChannel LP), which will enable us to continue our development, deployment and exploitation of our digital imaging network software in other market segments.

It was a condition of the PhotoChannel LP that each limited partner enter into an agreement with us, pursuant to which we have the option to acquire all, but not less than all, the LP Units from the limited partners, at any time on or before June 30, 2004, in exchange for 10,000 of our units, each unit comprised of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one additional common share of us, at a price of $0.10 per share, at any time on or before the earlier of two years from the date of issue of our units and June 30, 2004. As a result of this option the partnership equity is presented within our shareholders' equity and the accounts of the partnership have been consolidated within our financial statements.

D. Property, plant and equipment

Our executive offices are located at 425 - 506 Carrall Street, Vancouver, British Columbia, Canada, V6B 6E3. The premises comprise approximately 2,663 square feet in an office building. The premises are leased from an unaffiliated party for a period of three years expiring on July 31, 2004. The base monthly rent is approximately $3,994.50.

We also operate from leased premises located at 76 Progress Drive, Stamford, Connecticut, USA, 06902. The premises comprise approximately 2,000 square feet in an office building. The premises were originally leased on a one year term from August 1, 2001 to July 31, 2002 and are now being leased on a month to month basis. The base monthly rent is approximately US$3,000.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

In this section, we explain our consolidated financial condition and results of operations for each of the years ended September 30, 2002, 2001 and 2000. As readers read this section, they may find it helpful to refer to our Consolidated Financial Statements at the end of this annual report and the information contained in the section entitled "Selected Financial Data" in Item 3 of Part I of this annual report.

These financial statements were prepared in accordance with Canadian GAAP. See Note 21 to the September 30, 2002 consolidated financial statements for a discussion of material measurement differences between Canadian and US GAAP, as it relates to us.

Critical Accounting Policies

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenues and expenses during the reporting period. Our estimates are based upon historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of expenses, which are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Our critical accounting policies are those that affect our consolidated financial statements' materially and involve a significant level of judgment by management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in note 2 to our consolidated financial statements.

Revenue recognition: During fiscal year 2002, we earned commission and membership revenue from the provision of the PhotoChannel Network to electronically connect photo-finishing retailers to customers through the Internet. Revenue from monthly membership fees from photo-finishing retailers for the connection to the PhotoChannel Network is earned and recognised monthly as connection is provided. Revenue from commissions earned on transactions processed by the photo-finishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer.

Bad Debt Allowance: We estimate the amount of uncollectible receivables each period and establish an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid amounts, information about the ongoing creditworthiness of the customer(s), and other relevant information. Estimates of uncollectible amounts are revised each period and changes are recorded in the period as they become known.

Special Note Regarding Forward-Looking Statements

We have made forward-looking statements in this annual report that are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future results of operations. Also, when we use such words as "believe," "expect," "anticipate," "plan," "could," "intend" or similar expressions, we are making forward-looking statements. Readers should note that an investment in our securities involves certain risks and uncertainties that could affect our future financial results. Although we believe that the assumptions that we have used in making forward-looking statements are reasonable, our actual results could and most likely will differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in this annual report:

    elsewhere in this Item 5.; and
    in the "Risk Factors" subsection of Part I, Item 3 "Key Information."

Given these uncertainties, we caution readers not to place undue reliance on such forward-looking statements.

A. Operating results

From October 2000 until December 2000 we focused on our subsidiary, PhotoChannel, Inc. Through funding our subsidiary, PhotoChannel, Inc., we were able to assemble a team and develop the infrastructure believed necessary to capture market share in the online ("mail order") photo-finishing industry.

In January 2001, it became very apparent that this business was not sustainable. On March 19, 2001 a new management team took over our operations. The new management team quickly changed focus from being an on-line photo portal and worked on our restructuring. This restructuring included drastic cuts in staffing and consultants, travel and marketing and focused operations on the deployment of a retailer based network of digital photo-finishing.

Our main business focus became being a technology producer and integrated provider of services for the photo-finishing retailer. We no longer attempted to compete with the retailer through the online "mail order" concept, but began to support and help the retailer grow and meet the increasing needs of their customers. The new business model focused strictly on a business to business model that we had been previously pursuing and ceased all further development of the business to consumer model that our US subsidiary had been developing. Our focus was to complete the "Network", which would enable the delivery of digital photo image orders under the control of the originating photo-finishing retailer.

We installed our first retail member to the Network in May 2001. Our new technology, at this point, was completed and stable. Significant feature additions were added over the next few months and today our technology allows us to build completely customized retailer branded web sites within hours and connect them to our Lab server environment in the retail store. The photo retailer now has full administrative control over their customer's orders and accounts. Our Lab server software now connects to any retailer using any one of twelve of the most popular digital printing and/or scanning devices on the market today. These include such established brands as the Fuji Frontier digital minilab, Noritsu 2711 digital minilab, Agfa D-lab digital minilab and the Konica QD-21 digital minilab. Our technology is very open and scalable, providing a vast market within which to sell our products and services.

During the remainder of 2001 and during 2002, we worked on automating all of our processes and procedures in order to reduce future costs. We built an on-line knowledge database, which significantly reduces the costs of service and support, along with automating sign-up and installation processes connecting retail stores to our Network. In September 2001, we contracted Telus Communications Inc. as our hosting and storage partner. This relationship with a Tier One provider, like Telus, makes our Network more scalable and reduces ongoing infrastructure requirements, as we expand our customer base.

Today, although we has solved many of our past problems, we continue to be beset with the challenge of raising additional capital to rapidly deploy our new business plan and achieve profitability. We firmly believe that we are well positioned to profit from the large, ever increasing, digital imaging market.

Year Ended September 30, 2002 and September 30, 2001

Revenue

Revenue for the year ended September 30, 2002 was $173,801 versus $97,112 for the year ended September 30, 2001. Revenue increased by 79% due to the implementation and usage of our Network within photo-finishing retailers. During fiscal 2002, 100% of our revenue was derived from the Network, compared to only 30% or $29,308 for the year ended September 30, 2001. During fiscal 2001, our discontinued business model, which had focused on the "mail order" printing service to US customers, accounted for $41,758 or 43% of our revenue and the sale of Multimedia Presentation Products contributed the remaining 27% or $26,046. In January 2001, we discontinued any further development and support of or Multimedia Presentation Products, although we continued to earn revenue from these products up to June 30, 2001.

Management's strategy going forward is to focus on that of being a digital imaging technology provider for a wide variety of businesses including, photo-finishing retailers, professional and commercial photo processing labs, image content owners and targeted portal services. We have created and manage a digital network environment whose focus is delivering digital image orders from capture to fulfillment under the control of our originating Network member. We charge our photo retailers a monthly fee for their connection to our Network and take a percentage of all gross print revenue that is derived through the Network. In addition, we charge customers of our photo retailers a storage fee for hosting their digital images.

Operating Expenses and Net Loss

We recorded a net loss for the year ended September 30, 2002 of $1,851,661 ($0.03 per share) a decrease of $18,019,570 or 90.7%, as compared to the net loss of $19,871,231 ($0.60 per share) for the year ended September 30, 2001. The significant reduction of our net loss was a result of certain non-recurring items. We recognized a gain of $3,555,718, represented by an expense recovery from the bankruptcy by our US subsidiary and the settlement of obligations at amounts which were less than previously expensed. In addition, we made significant reductions on expenditures for research and development, sales and marketing and general and administration. During fiscal 2001, our net losses increased due to a one time charge related to an amortization and impairment write down, as the result of us refocusing our business model. Excluding the impairment write down in the amount of $4,806,390 recognized at year end 2001 and described below, 82% of the fiscal 2001's losses occurred during the first six months of operations, or prior to the restructuring.

General and Administration expenses decreased $6,222,679 to $3,108,488, a 66.7% decline over the comparable period of 2001. This reduction was due to further significant reductions in the cost of salaries and consulting, accounting and legal, travel, rent and general corporate administration throughout fiscal 2002.

Sales and marketing expenses decreased $1,488,384 to $654,256, a 69.5% reduction over the previous fiscal year, as a result of the elimination of salaries, printing, advertising and promotion.

Research and development costs decreased $797,144 to $614,484, a 56.5% decline over fiscal 2001. This reduction is due to the elimination of staffing and consultants, as the core of our Network solution was completed.

We recorded an impairment write down of $4,806,390 during the year ended September 30, 2001, as a result of discontinuing the e-Processing Service of providing film processing, scanning, storage and printing of digital images directly to US consumers. This change in focus resulted in our US subsidiary, PhotoChannel, Inc., filing under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut on November 1, 2001, which resulted in us realizing a gain of $2,746,944 during fiscal 2002.

We recorded a gain on settlement of obligations of $808,774 during the year ended September 30, 2002, in addition to a gain of $66,382 during the previous fiscal year. This gain was the result of negotiating debt settlement agreements with our creditors.

Year Ended September 30, 2001 and September 30, 2000

Revenue

Revenue for the year ended September 30, 2001 was $97,112 versus $126,313 for the year ended September 30, 2000. Revenue decreased by 23% due to the discontinuation of the Multi-Media Presentation Products, which attributed to 100% of our revenue during the year ended September 30, 2000, but only 27% of our revenue for the year ended September 30, 2001. In October 2000, we focused our business on the "mail order" printing service, which accounted for $41,758 or 43% of the current year's revenues and in March 2001, subsequent to our restructuring and business refocus, we focused on our Network, which began to generate revenues in July 2001 and contributed $29,308 or 30% to the revenue for the year ended September 30, 2001.

We continued to earn negligible revenue from the sale of Slides & Sound Plus via orders downloaded from the web site during the period ended June 30, 2001. However, we no longer view Slides & Sound PlusTM as our core business and as such, it has not been further developed, sold nor supported since January 31, 2001.

Management's strategy going forward is to focus on that of being a digital imaging technology provider for a wide variety of businesses including, photo-finishing retailers, professional and commercial photo processing labs, image content owners and targeted portal services. We have created and manage a digital network environment whose focus is delivering digital image orders from capture to fulfillment under the control of our originating Network member. We charge our photo retailers a monthly fee for their connection to our Network and take a percentage of all gross print revenue that is derived through the Network. In addition, we charge customers of our photo retailers a storage fee for hosting their digital images.

Operating Expenses and Net Loss

We recorded a net loss for the year ended September 30, 2001 of $19,871,231 ($0.60 per share) an increase of 186% as compared to the net loss of $6,940,356 ($0.32 per share) for the year ended September 30, 2000. The significant increase in net loss was a result of increased expenditures on research & development, sales and marketing and general and administration required to commercially launch and operate Version 2.0 of our Web Site, along with amortization and an impairment write down as the result of refocusing our business model. Excluding the impairment recognized at year end, 82% of the fiscal year's loss occurred in the first six months of operations, or prior to the restructuring.

General and Administration expenses increased $4,017,475 to $9,331,167, a 76% increase over the comparable period in 2000 as a result of increases in the costs of salaries and consulting, accounting and legal, travel, rent and general corporate administration associated with commercially launching and operating our online photo print services.

Sales and marketing expenses increased $1,460,910 to $2,142,640, a 214% increase over the previous fiscal year, as a result of printing, advertising and promotion of our online photo print services.

Research and development costs increased $539,597 to $1,411,628, a 62% increase over fiscal 2000. This increase is associated with additional staffing and consultants.

We recorded an impairment write down of $4,806,390 for the year ended September 30, 2001, as a result of discontinuing the e-Processing Service offered by our US subsidiary as a business - to - consumer strategy, which provided film processing, scanning, storage and printing of digital images directly to US consumers. We continue to offer a similar service to the consumer, however, fulfillment is being completed by retail Network members under the Network strategy of a business to business model, however, we are no longer promoting the service. This change in focus resulted in us filing our US subsidiary, PhotoChannel, Inc., under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut on November 1, 2001, subsequent to our 2001 fiscal yearend.

Year Ended September 30, 2000 and September 30, 1999

Revenue

For the year ended September 30, 2000, we recorded revenue of $126,313 compared to $160,560 for the year ended September 30, 1999. All the revenue generated continued to be from the sale of Slides and Sound Plus. Although we sold approximately the same number of units of Slides & Sound Plus during fiscal 2000 as fiscal 1999, revenue decreased 21% due to significant discounts offered on public school orders.

Fiscal 2000 marked a transitional year for us with the refocusing of our business strategy. The intention, at this time, was to operate as an e-commerce and Internet infrastructure company and generate substantially all of our revenue from e-Processing and network fees charged to members of our Network. However, this changed again in March 2001 and we no longer promote the "mail order" print model.

Operating Expenses and Net Loss

The net loss for the year ended September 30, 2000 was $6,940,356 ($0.32 per share), as compared to the 1999 net loss of $2,196,785 ($0.18 per share). The net loss is a result of increased expenditures for research & development, sales & marketing and administration required for the commercial launch of Version 2.0 of our website featuring the online photo print service.

For fiscal 2000, a total of $872,031 was expensed on research and development, a 35% increase over fiscal 1999. This increase is a result of, among other things, additional staffing and consulting expenses related to the development of Version 2.0 of our Website.

During fiscal 2000, sales and marketing expense increased $434,652 to $681,730, a 176% increase over the prior year. This increase was due to expenditures to increase our awareness and the launch of our online print services.

General and administration expenses for fiscal 2000, increased 210% over 1999 as a result of additional salaries, travel costs, legal fees and general corporate administration as we prepared for the launch of Version 2.0 of our Website.

B. Liquidity and Capital Resources

As at September 30, 2002, we had a working capital deficiency of $2,601,835 compared to a working capital deficiency of $6,484,812 at September 30, 2001, working capital of $5,941,429 at September 30, 2000, a working capital deficiency of $650,907 at September 30, 1999 and $944,221 at September 30, 1998. The fluctuation in working capital is mainly due to the timing of the completion of private placements. As we are without any predictable revenue stream, our main source of funds has been, and will continue to be for some time, the sale of equity capital.

On February 14, 2002, we formed a limited partnership. We subsequently granted the limited partnership a license to commercially exploit in Canada, on an exclusive basis, our Network and certain of our intellectual property. Each investor entered into a call option agreement with us, pursuant to which we have the right to acquire, provided that certain market capitalization and working capital tests are met, all of the investors' limited partnership units ("LP Units"), at any time after March 1, 2003 and, provided that certain market capitalization and working capital tests are met, on or before June 30, 2004, in exchange for 10,000 of our units per LP Unit, each of our units being comprised of one common share and one common share purchase warrant, each of which, and the shares underlying the warrants, will be subject to a four month hold period from the date of issuance of the units. Each common share purchase warrant so issued will entitle the holder to purchase one additional common share of us, at a price of $0.10, at any time on or before June 30, 2004. On June 4, 2002, we completed the initial funding of the limited partnership with $1,250,000.

Subsequent to our fiscal year end of September 30, 2002, we received funds and subscription agreements for an additional investment in the limited partnership of $115,000 under the same terms and conditions, as offered under the initial investment in the limited partnership, which closed on June 4, 2002 with $1,250,000. The call options entered into by the most recent investors have not received the approval of the TSX Venture Exchange, as at January 31, 2003, however, we have no reason to believe that such approval will not be granted.

Also on January 29, 2003, we received funds and subscription agreements for a non-brokered private placement in the amount of $566,947. Under the terms of the subscriptions agreements, we will be issuing 5,669,470 units upon closing of this private placement, which is subject to TSX Venture Exchange approval. Each unit is to consist of one common share and one common share purchase warrant, exercisable at $0.10 for a period of one year from the date of closing. This financing was provided by two of our directors.

In addition, we are currently generating monthly revenues of approximately $20,000 from the use of our Network. Accordingly, based on our planned operations during the second quarter of fiscal 2003, we continue to rely on the forbearance of some creditors and there is no guarantee that such forbearance will continue. We believe that cash on hand and recurring revenues will be sufficient to support our operating expenditures for a period of approximately four months, without any revenue growth. We anticipate having to go back to the equity markets for additional funding depending on actual sales and resulting cash flow during this period. Should our revenue not grow during the next 12 months we would be required to raise approximately $1,200,000 to sustain our current level of operations for this period.

We have yet to generate sufficient revenues to cover our operating expenses. Accordingly, if we are unable to generate positive cash flow from operations or continue to raise funds, we may be required to limit or curtail operations. In the event that we curtail operations, shareholders could lose their entire investment.

C. Research and development, patents and licenses, etc.

During the fiscal year ended September 30, 2002, we expended $614,484 on research and development related to our new Network. This included simplifying workflow and enhancing features, which are offered to our customers.

Proprietary Protection - Trademarks, Copyrights, Etc.

We rely on a combination of contractual rights, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights. There can be no assurance, however, that the steps taken by us will be adequate to prevent misappropriation of the technology or independent development by others of software products with features based upon, or otherwise similar to, those provided by us. In addition, although we believe that our technology has been independently developed, there can be no assurance that our technology does not, and will not, infringe proprietary rights of others or that third parties will not assert infringement claims against us in the future. In the case of infringement, we would, under certain circumstances, be required to modify our products or obtain a license and any failure to do so could have a material adverse effect on us. In addition, there can be no assurance that we will have the necessary resources to defend or pursue any infringement actions.

D. Trend Information

The photo industry is undergoing a massive revolution caused by technology. Two major trends are reshaping the landscape. One is the emergence of the digital camera as an increasingly viable replacement for film. The other is the deployment by retailers of digital printing equipment to enable them to make digital images from traditional images captured on film and to make prints from digital images. As the industry adapts to the technological advancements forcing new ways of business to be conducted, the opportunity exists for the emergence of new players to provide the products and services to make retailers with photo-finishing operations successful.

The use of digital cameras is increasing and management believes that the popularity of the digital camera will continue to grow as the cost of such cameras continues to decrease and the availability of photographic quality digitized print services increases. The worldwide install-base of digital cameras has risen quickly since their introduction in the mid 1990's. Gartner Dataquest predicts that digital camera penetration will reach 17% of all U.S. households by the end of 2002 and about 50 percent by 2006, while Infotrends Research Group reported that 33% of all Internet connected households owned a digital camera and this number would approach 60% by the end of 2002. There is no demographic in which digital cameras are exclusive to, nor is there a prohibitive degree of technological sophistication required to operate these cameras.

The photo-finishing retailers have been seeing digital camera penetration as threatening their future. The photo-finishing industry growth rate on traditional film processing has slowed to a few percentage points a year, albeit a few percentage point on a very large market. Most experts predict that the traditional film processing market in the US will peak at just over 1 billion rolls some time in 2003 and then start to decline. The effect of digital imaging today and the future forecasting indicates that digital will have an additive effect on the growth of picture taking. Photofinishing News estimates that total worldwide photo exposures were 92 billion in 2001 with 81% derived from film and 19% from digital. Worldwide exposures are projected to grow at a Compound Annual Growth Rate of 8% with film representing 59% and digital representing the remaining 41%. Translated into photo-finishing revenue, it is anticipated that digital photo-finishing will be a $7,694,000,000 worldwide industry by 2005, up from $713,000,000 in 2001.

The most important point in all of these forecasts is the belief of our management that the consumer will not change their habits - they will continue to look to the photo-finishing retailer as their destination for convenient, quality driven printing. The photo-finishing retailers are making changes to ensure they remain at the center of the photo-finishing universe. As picture taking becomes digital, the retailers want to ensure they retain the foot traffic in their stores and the relationship with their customers. The first step for them is ensuring they have equipment that can print digital images and can create digital images from film. The piece of equipment the retailers are utilizing is known as the "digital minilab".

According to Lyra Research, of the 259,000 retailers offering photo-finishing services worldwide, 16% have purchased the digital mini-lab equipment necessary to offer digital photo-finishing services and this is expected to increase to 35% by 2004. Of significant interest is that over 75% of the world's photo-finishing is done by less than 20% of its retailers. With large volume retailers being the most advanced retailers, it is projected that over 75% of the world's photo-finishing volume will be processed by retailers who are 100% digitally capable by 2004. Additionally, digital equipment manufacturers have developed and are in the process of deploying less expensive digital print devices ("Kiosks"), which it is estimated that 55,000 units will be deployed by the end of 2002.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names, residences, ages, positions with us, principal occupations within the last five years and beneficial ownership of our securities of each of our directors and executive officers as at January 31, 2003 are as follows. All Directors serve until the next Annual General Meeting of our Shareholders.
Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(2)
Peter Scarth(1) West Vancouver, BC, Canada Director (Oct 10, 2000 to present)	57

March 2001- Present: Chairman of the Company;
March 2001 - June 10, 2002: Chief Executive Officer of the Company;
1997-1999: Executive Vice President, Telepix Imaging;
1993-1996: Vice President, Consumer Imaging, Kodak Canada.

			3,308,795(4) Common Shares 1,600,000(3)(4) Warrants 1,050,000 Stock Options
Cory Kent(1) Vancouver, BC, Canada Director (March 10, 2000 - Present)	33	July 26, 2002 - present: Corporate Secretary; 1994 to Present: Associate Lawyer, Anfield Sujir Kennedy & Durno, a securities law firm	15,000 Common Shares 600,000 Stock Options
Peter Fitzgerald(1) Herts, United Kingdom Director (July 31, 2001 - present)	54	August 1998 - October 2000: Chief Executive Officer of Gretag Inc.; July 1991 - July 1998: Chief Executive Officer of Qualex Inc.	3,249,100 Common Shares Stock Options 1,000,000
Harold S. Wills(1) Great Falls, VA, USA Director (July 5, 2002 - present)	60	2000 - Present: CEO InPhonic International; 2000 - Present: Acting CEO Tellus Technology Inc.; 1996 - 2000: President & CEO PSINet Limited	Nil Common Shares 250,000 Warrants
Robert Chisholm Vancouver, BC, Canada	41

Nov. 2001 - Present: Chief Financial
Officer of the Company;
1999 - 2001: COO & CFO SCS Solars
Computing Systems Inc.;
1988 - 1999: VP Finance &
Administration TIM Dealer Services Inc.;
1991 - 1997: Purchasing Mgr. City of
Whitehorse, Yukon.

			100,000 Common Shares 750,000 Warrants
Kyle Hall Vancouver, BC, Canada Director (March 9, 2001 - July 5, 2002)	36

September 15, 2000 - March 9, 2001:
Vice-President, Sales & Business
Development of the Company;
March 9, 2001 - June 10, 2002 President
& C00 of the Company;
1998 - September 2000: Vice President,
Sales, Marketing, and Business
Development for Telepix Imaging Inc;
1996 -1998: Senior Director, Americas
Sales & Marketing for MGI Software;

			2,512,500 Common Shares 1,050,000 Stock Options
Timothy J. Kerbs Stamford, CT, USA Director (Mar 29, 2001 - July 5, 2002)	31

March 9, 2001-Present: Executive Vice President, Network Services of the Company;
July 2000 - March 2001: Vice President Operations of the Company;
March 2000 - July 2000: Vice President Operations and Strategic Analysis for Juno Online, Inc.;
August 1998 - February 2000: Vice President Operations and Planning for American Softworks Corp.;
October 1997 - August 1998: Assistant Vice President of Operations for Computer Associates, Inc.;
October 1996 - October 1997: Senior Manager of Production for Computer Associates, Inc.;

			575,500 Common Shares 1,050,000 Stock Options
Mo Asgari Vancouver, BC, Canada	31	1997 - Present: Vice President Technology of the Company; 1994 - 1997: Product Manager of TransEnergy Management Inc.	224,563 Common Shares Stock Options 800,000
  Member of the Compensation, Audit and Corporate governance Committees.
  Information regarding shares beneficially owned or controlled is at the period ended January 31, 2003 and has been furnished by the respective individuals. As such, we assume no responsibility for its accuracy or completeness.
  Each Warrant entitles the holder to acquire one common share at any time on or before August 7, 2003, at a price of $0.10 per share.
  Participant in the PhotoChannel LP and upon our exercise of the call option would be issued 100 of our units, which would result in an additional 1,340,000 common shares and 1,340,000 common share purchase warrants.

B. Compensation

During the fiscal year ended September 30, 2002, the aggregate amount of compensation paid on an accrual basis by us and our subsidiaries to all directors and officers as a group for services in all capacities was $881,850. Of such amount, nil was paid or accrued under a described bonus and profit sharing plans.

During the fiscal year ended September 30, 2002, neither us nor our subsidiaries set aside or accrued any amount to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by us or our subsidiaries. The term "plan" includes all plans, contracts, authorizations or arrangements, whether or not set forth in any formal document.

The following table sets out all compensation paid to our Chief Executive Officer and our four most highly compensated executive officers other than the Chief Executive Officer during the fiscal periods indicated.
		Annual Compensation			Long Term Compensation
Name and	Fiscal			Other Annual	Common Shares Under-
Principal	Year	Salary	Bonus	Compensation	Lying Options Granted
Position	2002	($)	($)	($)	(Number)
Peter Scarth (1) Chairman & CEO	2002 2001	180,833 111,042	Nil	Nil	Nil
Kyle Hall (2) President & COO	2002 2001	205,000 205,000	Nil	Nil	Nil
Timothy Kerbs (3) EVP Operations	2002 2001	153,822 203,000	Nil	Nil	Nil
Mo Asgari VP Technology	2002 2001	162,195 180,000	Nil	Nil	Nil
Robert Chisholm CFO	2002 2001	180,000 7,500	Nil	Nil	Nil

(1) On March 16, 2001, Peter Scarth, formerly one of our directors, assumed the role of Chairman of the Board of Directors and Chief Executive Officer.

(2) On March 9, 2001, Kyle Hall, formerly VP Sales and Business Development for our US subsidiary, PhotoChannel, Inc., became our President and Chief Operating Officer.

(3) On March 29, Timothy J. Kerbs, formerly VP Operations for our US subsidiary, PhotoChannel, Inc., became our EVP of Network Services.

C. Board Practices

Our articles provide that our Board of Directors shall consist of a minimum of one and a maximum of 6 directors. Directors can be either elected annually by the shareholders at the annual meeting of the shareholders or, subject to our articles and applicable law, be appointed by the Board of Directors between annual meetings. Each director shall hold office until the close of the next annual meeting of shareholders or until he or she ceases to be a director by operation of law or until his or her resignation becomes effective. None of the directors have a service contract with us to provide for benefits upon termination of his or her directorship.

COMMITTEES OF THE BOARD

Our Board of Directors has formed three committees.

The Audit Committee consists of all four directors. This committee is responsible for all relationships between our independent external auditor and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor. This Committee also oversees and establishes procedures concerning our systems of internal accounting and auditing controls.

The Compensation Committee consists of all four directors. This committee is responsible for recommending of the salary levels and options allocations.

The Corporate Governance Committee consists of all four directors. This committee is responsible for corporate goverance.

D. Employees

We currently have twelve (12) permanent full-time employees, two (2) permanent full-time employees located in our US office in Stamford, CT and five (5) consultants we retain for regular engagements. None of our staff are unionized.
Executive Officers	4
Operations	2, includes 1 executive officer.
Finance/Administration	2, includes 1 executed officer.
Technology and Applications	10
Sales, and Business Development	4, includes 1 executive officer.

E. Share Ownership

As of January 31, 2003, each of our current directors and executive officers reported to us the shares he or she owned. The directors and executive officers own a total of 9,985,458 common shares being the number of our common shares designated beside his or her name in Item 6. A.

As of January 31, 2003, options to purchase an aggregate of 13,339,320 common shares were outstanding as follows:
Number of Common Shares	Purchase Price Per Common Share	Expiration Date
175,000	$0.15	February 19, 2003
87,000	$0.15	October 8, 2003
8,333	$0.15	February 3, 2004
125,000	$0.15	April 20, 2004
425,000	$0.15	March 16, 2005
100,000	$0.15	May 31, 2005
355,736	$0.15	June 28, 2005
50,000	$0.15	June 29, 2005
200,000	$1.00 US	July 25, 2005
99,320	$0.15	July 25, 2005
199,320	$0.15	August 10, 2005
100,000	$0.15	October 2, 2005
100,000	$0.15	October 27, 2005
65,000	$0.15	November 17, 2005
4,950,000	$0.15	July 26, 2006
6,049,611	$0.15	May 27, 2007
250,000	$0.15	July 22, 2007

As of January 31, 2003, a total of 6,550,000 common shares were subject to options held by our directors and officers as a group, as listed in Item 6. A., as follows:
Number of Common Shares	Purchase Price Per Common Share	Expiration Date
140,000	$0.15	February 19, 2003
50,000	$0.15	October 8, 2003
150,000	$0.15	March 16, 2005
330,736	$0.15	June 28, 2005
100,000	$0.15	August 10, 2005
100,000	$0.15	October 2, 2005
100,000	$0.15	October 27, 2005
3,850,000	$0.15	July 26, 2006
1,479,264	$0.15	May 27, 2007
250,000	$0.15	July 22, 2007

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of our directors and senior officers, as of January 31, 2003, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over 5% or more of our outstanding common shares, except as noted below. Our directors and officers, as a group, control us by reason of their positions with us and their ownership of common shares, common share options and common share purchase warrants. As a group, they beneficially own, directly or indirectly, 9,985,458 common shares, representing about 11.6% of our presently issued and outstanding common shares. As a group, they beneficially own common share options to purchase an aggregate of 6,550,000 common shares and common share purchase warrants to purchase an aggregate of 1,600,000 common shares.

Discovery Capital Corporation and its affiliated entities (collectively, "Discovery") is a significant shareholder and investor in us. Currently, Discovery owns 2,868,929 of our common shares, and common share purchase warrants which entitle Discovery to acquire an aggregate of 5,025,000 common shares. If Discovery were to exercise those common share purchase warrants, assuming no other common share purchase warrants were issued, it would own 8.7% of our then outstanding common shares. In addition, Discovery has loaned us $286,250, which it has agreed to convert to our securities at an as yet to be determined price. Based upon the pricing policies of the TSX Venture Exchange, the maximum number of common shares and common share purchase warrants we would be able to issue to convert this loan would be 2,862,500 common shares and an equal number of common share purchase warrants. If we were to issue these common shares and common share purchase warrants, and such common share purchase warrants were exercised, it would increase Discovery's ownership interest to 14.1% of our then outstanding common shares.

In addition to the foregoing, in June of 2002, Discovery acquired 800 units (the "LP Units") of the PhotoChannel Networks Limited Partnership. Pursuant to a call option, we can acquire all, but not less than all, of the then outstanding LP Units, including the LP Units held by Discovery, subject to certain conditions, at any time after March 1, 2003 and on or before June 30, 2004. In order to exercise the call option, we must issue 10,000 common shares and common share purchase warrants to acquire a further 10,000 common shares, at an exercise price of $0.10, in exchange for each LP Unit. To exercise the call options and acquire all of the currently outstanding LP Units, we would issue a total of 13,650,000 common shares and common share purchase warrants entitling the holders to acquire a further 13,650,000 common shares. Accordingly, assuming the exercise of the call options, the exercise by Discovery of all of the common share purchase warrants then owned by it, and assuming no other common shares of us are issued prior to such exercise, Discovery could own 29,618,929 of our common shares, representing 25% of our then outstanding securities.

Pursuant to the policies of the TSX Venture Exchange, where an issuance of securities may result in the creation of a new control person of an issuer (which is a person holding greater than 20% of the outstanding securities of an issuer is deemed to be), the issuance must be approved by the disinterested shareholders of the company. In this instance, the disinterested shareholders means our shareholders, other than Discovery. Accordingly, before we can exercise the call option, we must obtain the approval of the disinterested shareholders, if the exercise will result in Discovery becoming a new control person.

In addition to the foregoing, Discovery has participated in several of our financings in the past and may, in the future invest in our securities. Such investments may have the potential to increase Discovery's ownership interest in us to greater than 20%. We are of the view that it would be beneficial to us to obtain shareholder approval for such potential increase in advance of any such financing(s), in order to save us the expense of calling a further meeting.

Accordingly, we are recommending, at our Annual General Meeting on March 10, 2003, that our disinterested shareholders approve a resolution authorizing and approving the potential increase in the ownership interest of Discovery to greater than 20%.

As of January 31, 2003, our shareholders' register listed approximately 215 registered shareholders holding an aggregate of 86,152,068 common shares. A total of 172 of these registered shareholders were shown to be residents of Canada, owning 74,278,670 shares representing 86% of our issued and outstanding common shares. A total of 28 of these registered shareholders were shown to be residents of the United States, owning 5,831,542 shares representing 7% of our issued and outstanding common shares.

B. Related Party Transactions

None of our directors or senior officers, or any associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect us, other than as disclosed herein.

For the fiscal year ended September 30, 2002, wages and consulting fees of $881,850 were paid to our directors and officers. The fees were as part of the annual compensation as disclosed in Item 6. B.

All transactions entered into with Management as disclosed in this section were based on terms and conditions that are similar to those of transactions with disinterested third parties.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see the Consolidated Financial Statements listed in Item 17 hereof and included at the end of this annual report.

Legal Proceedings.

Except as set forth below, as of January 31, 2003, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities.

  On February 24, 1999, Thomas Jackson, our former President and Chief Executive Officer, commenced proceedings against us in the Supreme Court of British Columbia. Mr. Jackson has claimed damages for unpaid services not exceeding $150,000. Management is of the view that the claim is without merit and is vigorously defending these proceedings. There have been no further proceedings in this matter since we filed our statement of defense.
  On January 13, 2000, Arthur Tesser, the former Chief Operating Officer of our US subsidiary, PhotoChannel Inc., commenced arbitration proceedings against PhotoChannel, Inc. for (US)$317,000. He claims he is owed severance under an employment contract dated July 26, 2000. Mr. Tesser's employment with PhotoChannel, Inc. was terminated in November 2000. Mr. Tesser is also seeking payment from us for an alleged guarantee of the terms of the employment contract.

  We, PhotoChannel Inc. and Mr. Tesser negotiated the proposed terms of a settlement of this dispute, but negotiations broke down. On August 2, 2002, we received notice from the American Arbitration Association that the arbitrator had ruled on the claim, in favor of the Claimant in the amount of US$106,000. Subsequent to the Arbitrator's Award, Arthur Tesser made petition to the Supreme Court of the State of New York - New York County seeking confirmation of the Arbitrator's Award. On October 25, 2002, we received notice from the Supreme Court of the State of New York - New York County confirming the Award of the Arbitrator, which was granted on default. Management is of the view that our maximum exposure is US$106,000. We intend to defend ourselves against the enforcement of this Award.

  On March 3, 1999, we received a letter from DATT Japan indicating that they had proceeded with legal action in the Japanese courts and for an order for payment. On September 10, 2001, our legal representative received a telephone call from an individual claiming that he represented DATT Japan. He indicated that his client had received a judgment from a Japanese court against us for approximately $99,000. We intend to defend ourselves against the enforcement of this judgment.
  On November 5, 2001 Donald Sutherland of P.O. Box 345, Staten Island, New York, New York, commenced an action in the Supreme Court of British Columbia, claiming $132,770.63 plus interest, for the provision of text, photographs and other services. We are disputing the claim.

B. Significant Changes

Since the date of the audited consolidated financial statements, there have been significant changes as detailed in Liquidity and Capital Resources in Item 5.B and in Business Overview in Item 4.B.

Item 9. THE OFFER AND LISTING

Not applicable except for Item 9A(4) and Item 9C.

A(4). Price History

Market and Trading Prices

Our common shares are listed and posted for trading on the TSX Venture Exchange, commonly called the TSX, under the trading symbol "PNI". Our shares were first listing for trading on the Montreal Exchange ("ME"), in Montreal, Quebec, Canada, which merged with the Canadian Venture Exchange ("CDNX") in September 2001 and effective October 1, 2001 we began trading on the CDNX. Subsequently the CDNX was acquired by the TSX in 2002 and on April 1, 2002 we were listed for trading on the TSX. The following table sets forth the reported high and low sale prices of our common shares as reported by the TSX, CDNX and ME for each full quarterly period within our two most recent fiscal years:
		Sales Prices (CAN$)
		High	Low
Common Shares
Annual Data	2002	$0.12	$0.05
	2001	0.80	0.05

Quarterly Data	2002
	December 31, 2002	$0.11	$0.05
	September 30, 2002	0.11	0.05
	June 30, 2002	0.12	0.06
	March 31, 2002	0.11	0.05

	2001
	December 31, 2001	0.10	0.05
	September 30, 2001	0.15	0.05
	June 30, 2001	0.16	0.04
	March 31, 2001	0.80	0.12

Monthly Data	December 2002	$0.11	$0.07
	November 2002	0.09	0.07
	October 2002	0.11	0.05
	September 2002	0.11	0.06
	August 2002	0.10	0.06
	July 2002	0.09	0.05

Our common shares are also listed on the NASD Over the Counter Bulletin Board ("NASD OTC BB") in the United States, however, we do not presently have an active market maker in the United States. The following table sets forth the high and low sales prices for the common shares on the NASD OTC BB for each full quarterly period within our two most recent fiscal years.
		Sales Prices (CAN$)
		High	Low
Common Shares
Annual Data	2002	$0.095	$0.01
	2001	0.49	0.01

Quarterly Data	2002
	December 31, 2002	$0.095	$0.01
	September 30, 2002	0.08	0.02
	June 30, 2002	0.09	0.02
	March 31, 2002	0.075	0.02

	2001
	December 31, 2001	0.10	0.01
	September 30, 2001	0.11	0.01
	June 30, 2001	0.10	0.01
	March 31, 2001	0.49	0.06

Monthly Data	December 2002	$0.095	$0.01
	November 2002	0.07	0.03
	October 2002	0.06	0.01
	September 2002	0.06	0.02
	August 2002	0.08	0.04
	July 2002	0.05	0.02

Our common share register indicates that 28 persons holding approximately 6.8% of our outstanding common stock are persons with United States addresses. We have no information and expresses no opinion regarding the identities, addresses or holdings of the beneficial owners of these securities.

B. Plan of Distribution

Not Applicable.

C. Markets

See Item 9A(4) above.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Our corporation number as assigned by the British Columbia Ministry of Consumer and Commercial Relations is 509287. Our charter documents consist of our Memorandum and our Articles. Neither our Memorandum nor our Articles contain our purpose or our objectives, as neither is required under the laws of British Columbia.

None of our directors is permitted to vote on any resolution to approve a material contract or transaction in which such director has a material interest. (Articles, Paragraph 15.2). Neither our Memorandum nor our Articles limit the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. The Articles provide that directors shall receive such remuneration as the board of directors shall determine from time to time. (Articles, Paragraph 12.2). The board of directors may, without the authorization of the shareholders:

  borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;
  issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of us by any other person; and
  mortgage or charge, whether by way of specific or floating charge, or give other security on the undertaking and the whole or any part of the property and assets (both present and future) of us (Articles, Paragraph 8.1).

Neither our Memorandum nor our Articles discuss the retirement or non-retirement of directors under an age limit requirement, and there is no number of shares required for director qualification.

Our authorized capital consists of 500,000,000 common shares without par value and 10,000,000 preferred shares without par value. The holder of each issued and outstanding common share is entitled to receive notice of and to attend any of our general meetings, and to exercise one vote in respect of each common share held. Dividends are payable on the issued and outstanding common shares in the discretion of the board of directors. Directors stand for re-election at our annual general meeting of shareholders and not at staggered intervals. No cumulative voting is permitted in relation to the common shares. In the event of our liquidation, the holders of common shares are entitled to participate ratably in any surplus. Neither our Memorandum nor our Articles contain provisions, which discriminate against any existing or prospective holders of securities, as a result of such shareholder owning a substantial number of shares.

Neither our Memorandum nor our Articles address the process by which the rights of holders of shares may be changed. The general provisions of the British Columbia Company Act apply to this process, and require that any change in the rights, privileges and restrictions attached to shares must be approved by not less than three quarters of the votes cast at a duly convened general meeting of shareholders at which the proposed change is put forward for consideration.

Annual general meetings and special general meetings of our shareholders are held on such day as is determined by resolution of the directors. (Articles, Paragraph 9.1). The British Columbia Company Act requires that our annual general meeting be held within 13 months after our last annual general meeting. Neither our Memorandum nor our Articles contain provisions setting out the notice period, which must be given to shareholders with respect to general meetings. The British Columbia Company Act requires that shareholders be given not less than 21 days' notice of any general meeting. Notices of general meetings of shareholders must state the nature of the business to be transacted in detail and must include the text of any special resolution to be submitted to the meeting. Our board of directors is permitted to fix a record date for any meeting of the shareholders that is not less than 35 nor more than 49 days prior to such meeting. Pursuant to the British Columbia Company Act, the only persons entitled to admission at a meeting of the shareholders are shareholders entitled to vote, our directors, our auditors, and others entitled by law, by invitation of the chairman of the meeting, or by consent of the meeting.

Neither our Memorandum nor our Articles discuss limitations on the rights to own securities or exercise voting rights thereon.

There is no provision of our Memorandum or Articles that would delay, defer or prevent a change in our control, and that would operate only with respect to a merger, acquisition, or corporate restructuring involving us or any of our subsidiaries. Our Articles do not contain a provision indicating the ownership threshold above which shareholder ownership must be disclosed. With respect to the matters discussed in this subsection of the annual report, the law applicable to us is not significantly different from United States law. Neither the Memorandum nor Articles contain provisions governing changes in capital that are more stringent than the conditions required by law.

C. Material Contracts

The following summary of our material agreements, which agreements are filed as exhibits to this annual report, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements. There are no material contracts, other than those contracts entered into in the ordinary course of business, currently in place or to which we or any member of our group is a party, from the two years immediately preceding the publication of this annual report, except as follows:

    The Co-branded Development Agreement, with CollegeClub.com, dated April 10, 2001 and as subsequently amended effective March 8, 2002. This agreement is for a period of two years from the Launch Date, which was April 1, 2002.*
    The Internet Imaging Network Agreement, with Independent Photo Imagers, dated May 1, 2001. This agreement is for a period of two years.*
    The rental agreement for our operations in the United States located at 76 Progress Drive, Stamford, Connecticut, USA 06902. The premises comprise approximately 2,000 square feet in an office building. We lease the premises from a third party corporation. The lease is for a period of one year and expired on May 31, 2002. We continue to lease on a month to month basis under this agreement. The base monthly rent is approximately US$3,000.00.*
    The rental agreement for our executive offices located at Suite 506, 425 Carrall Street, Vancouver, British Columbia, Canada. The premises comprise approximately 2,663 square feet in an office building. We lease the premises from a third party corporation. The lease is for a period of three years, expiring on July 31, 2004. The base monthly rent is approximately $3,994.50.*
    The Hosting Solutions Contract with TELUS Communications Inc., dated September 11, 2001. This agreement is for a 60 month period commencing October 1, 2001.*
    The Internetworking Services Agreement with TELUS Communications Inc., dated September 11, 2001. This agreement is for a 60 month period commencing October 1, 2001.*
    The Distribution Agreement, with NBJ Enterprises Ltd., dba Skana Photo-Lab Products, dated February 1, 2002 and amended July 1, 2002. This agreement is for a period of 12 months.*
    The License Agreement with PhotoChannel Networks Limited Partnership, dated February 14, 2002. This agreement is in perpetuity or until unwound.*
    The Operating Agreement with PhotoChannel Networks Limited Partnership, dated February 14, 2002. This agreement is for a period of five years.*
    The Support Agreement with PhotoChannel Networks Limited Partnership, dated May 2, 2002. This agreement is in perpetuity or until the License Agreement is unwound.*
    The Management Agreement with PhotoChannel Networks Limited Partnership, dated June 4, 2002. This agreement is for a period of approximately five years and seven months, terminating on December 31, 2007.*
    The Amended & Restated Limited Partnership Agreement with 620077 B.C. Ltd., Discovery Capital 2001 Technology Limited Partnership, TELUS Corporation, Ex Fund Technologies Corp. and Peter Scarth, dated June 4, 2002.*
    The Option Agreement with Discovery Capital 2001 Technology Limited Partnership, dated June 4, 2002. This agreement is for a period of approximately 25 months, expiring on June 30, 2004.*
    The Option Agreement with TELUS Corporation, dated June 4, 2002. This agreement is for a period of approximately 25 months, expiring on June 30, 2004.*
    The Option Agreement with Ex Fund Technologies Corp., dated June 4, 2002. This agreement is for a period of approximately 25 months, expiring on June 30, 2004.*
    The Option Agreement with Peter Scarth, dated June 4, 2002. This agreement is for a period of approximately 25 months, expiring on June 30, 2004.*
    The License and Services Agreement with Black Photo Corporation, dated September 13, 2002. This Agreement is for a period of two years, expiring September 12, 2004 (the "Term") and automatically renews for one year periods unless written notice is provided by one party to the other not less than ninety (90) days prior to the end of the Term or the then current renewal term.

_____________________

* Previously filed.

D. Exchange Controls

The Investment Canada Act (the "ICA"), as amended, requires that all acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information purposes and not for review purposes, unless the acquisition relates to an acquisition of control of a Canadian business having $150 million or more of gross assets. As at January 31, 2003, two of our four directors were Canadian, and 86% of our voting shares were owned by Canadians. We are satisfied that we complies with ICA at present.

Apart from the ICA, there are no other limitations on the right of non-resident or foreign owners to hold or vote securities imposed by Canadian law or our articles of incorporation. There are no other decrees or regulations in Canada which restrict the export or import of Capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities, except as discussed below in "Taxation."

E. Taxation

The following summary is not exhaustive, but is materially complete.

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state, or local taxes.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for any of our shareholders who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of our common stock as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in our stock is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which our paid up or stated capital had increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Corporation's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

  the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

F. Dividends and Paying Agents

Not Applicable.

G. Statements by Experts

Not Applicable.

H. Documents on Display

The documents concerning us which are referred to in this annual report may be inspected at our offices located at 506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3.

I. Subsidiary Information

For information about our subsidiaries, please see "Item 4. Information On The Company; Organizational Structure."

We are required to file reports and other information with the securities commission in British Columbia, Alberta, Ontario and Quebec. Readers are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commission. These filings are also electronically available for the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable because we are a small business issuer as that term is defined in regulation S-B.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults with respect to dividends, arrearages or delinquencies since September 30, 2002.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of our security holders or use of proceeds since September 30, 2002.

ITEM 15. INTERNAL CONTROLS

Prior to the adoption of the SARBANES-OXLEY ACT OF 2002, we maintained formal and informal procedures that were designed to ensure that we comply with disclosure obligations and that there is a flow of important information to the appropriate collection and disclosure points in a timely manner.

The evaluation of our disclosure controls and procedures, was supervised and reviewed by our senior management. In doing so, they considered the controls and procedures that we have implemented, and evaluated the existence of any material weaknesses or deficiencies that would significantly and adversely affect our ability to collect, process or disclose required information on a timely basis, all in the context of our relatively small size and the hands-on role that is played by our chief executive officer and our chief financial officer in our day-to-day operations. As a result, our chief executive officer and our chief financial officer have concluded that the procedures and controls that we have implemented ensure timely collection and evaluation of information potentially subject to disclosure under applicable securities laws, and that such procedures and controls capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to our business.

Finally, we confirm that there were no significant changes in our internal controls or in other factors that would significantly affect these controls subsequent to the date of their evaluation.

ITEM 16. [RESERVED]]

PART III

ITEM 17. FINANCIAL STATEMENTS

Our consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles or Canadian GAAP. See Note 21 to the consolidated financial statements for a reconciliation of the measurement differences between Canadian and US GAAP, as they relate to us.

The financial statements and notes thereto as required under Item 17 are attached hereto and are found immediately following the text of this annual report.

ITEM 18. FINANCIAL STATEMENTS

We are providing financial statements pursuant to Item 17.

ITEM 19. EXHIBITS
  The following exhibits are filed as part of this annual report:
Exhibit Number	Description
    The Co-branded Development Agreement, with CollegeClub.com, dated April 10, 2001 and as subsequently amended effective March 8, 2002.*
    The Internet Imaging Network Agreement, with Independent Photo Imagers, dated May 1, 2001.*
    The rental agreement for our operations in the United States with Progress Park Corp., dated June 6, 2001.*
    The rental agreement for our executive offices in Canada with Electric Avenue Properties Inc., dated July 12, 2001.*
    The Hosting Solutions Contract with TELUS Communications Inc., dated September 11, 2001.*
    The Internetworking Services Agreement with TELUS Communications Inc., dated September 11, 2001.*
    The Distribution Agreement, with NBJ Enterprises Ltd., dba Skana Photo-Lab Products, dated February 1, 2002 and amended July 1, 2002.*
    The License Agreement with PhotoChannel Networks Limited Partnership, dated February 14, 2002.*
    The Operating Agreement with PhotoChannel Networks Limited Partnership, dated February 14, 2002.*
    The Support Agreement with PhotoChannel Networks Limited Partnership, dated May 2, 2002.*
    The Management Agreement with PhotoChannel Networks Limited Partnership, dated June 4, 2002.*
    The Amended & Restated Limited Partnership Agreement with 620077 B.C. Ltd., Discovery Capital 2001 Technology Limited Partnership, TELUS Corporation, Ex Fund Technologies Corp. and Peter Scarth, dated June 4, 2002.*
    The Option Agreement with Discovery Capital 2001 Technology Limited Partnership, dated June 4, 2002.*
    The Option Agreement with TELUS Corporation, dated June 4, 2002.*
    The Option Agreement with Ex Fund Technologies Corp., dated June 4, 2002.*
    The Option Agreement with Peter Scarth, dated June 4, 2002.*
    The License and Services Agreement with Black Photo Corporation, dated September 13, 2002.

_____________________

* Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
PHOTOCHANNEL NETWORKS INC. (Registrant)

Date: February 21, 2003	By: /s/ Ian Peter Campbell Scarth
Ian Peter Campbell Scarth Chairman

Certifications required by Section 302 of Sarbanes-Oxley Act of 2002 and SEC Rule 33-8124

CERTIFICATIONS*

I, Ian Peter Campbell Scarth, certify that:

  I have reviewed this annual report on Form 20-F of PhotoChannel Networks Inc. (the "registrant");
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 21, 2003

/s/ Ian Peter Campbell Scarth

Ian Peter Campbell Scarth

Chief Executive Officer

Certifications required by Section 302 of Sarbanes-Oxley Act of 2002 and SEC Rule 33-8124

CERTIFICATIONS*

I, John Robert Chisholm, certify that:

  I have reviewed this annual report on Form 20-F of PhotoChannel Networks Inc. (the "registrant");
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

  a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

  The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 21, 2003

/s/ John Robert Chisholm

John Robert Chisholm

Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of PhotoChannel Networks Inc. on Form 20-F for the period ending September 30, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of PhotoChannel Networks Inc.
Date: February 21, 2003	By: /s/ Ian Peter Campbell Scarth
Name: Ian Peter Campbell Scarth Title: Chairman and Chief Executive Officer

Date: February 21, 2003	By: /s/ John Robert Chisholm
Name: John Robert Chisholm Title: Chief Financial Officer

PhotoChannel Networks Inc.

Consolidated Financial Statements

September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

Auditors' Report

To the Shareholders of
PhotoChannel Networks Inc.

We have audited the consolidated balance sheets of PhotoChannel Networks Inc. as at September 30, 2002 and 2001 and the consolidated statements of loss and deficit, shareholders' equity (deficiency) and cash flows for each of the three years ended September 30, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the three years ended September 30, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, B.C., Canada
January 29, 2003

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated January 29, 2003 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP "
Chartered Accountants

Vancouver, B.C., Canada

January 29, 2003
PhotoChannel Networks Inc. Consolidated Balance Sheets As at September 30, 2002 and 2001
	2002 $	2001 $

Assets

Current assets
Cash and cash equivalents	85,586	6,017
Short-term deposits	15,000	10,187
Accounts receivable (note 4)	117,685	88,004
Prepaid expenses (note 5)	34,967	26,767

	253,238	130,975

Property, plant and equipment (note 6)	455,999	1,357,301

	709,237	1,488,276

Liabilities

Current liabilities
Accounts payable (note 7)	2,324,905	4,483,316
Accrued liabilities	256,556	701,954
Due to related parties	273,612	-
Advance on private placement	-	508,873
Obligation under capital leases (note 10)	-	453,658
Demand loan (note 8)	-	467,986

	2,855,073	6,615,787

Shareholders' Deficiency

Capital stock (note 11a)
Issued and outstanding
77,894,968 (2001 - 41,776,587) common shares without par value	26,390,849	24,168,231

Contributed surplus	6,189,605	5,927,262

Loans receivable (note 11e)	(227,470)	-

Warrants (note 11d)	3,214,845	2,150,000

Limited partnership equity (note 12)	1,250,000	-

Deferred compensation (note 11d)	-	(261,000)

Deficit	(38,963,665)	(37,112,004)

	(2,145,836)	(5,127,511)

	709,237	1,488,276

Nature of operations and going concern (note 1)

Contingencies (note 20)

Subsequent events (note 22)

Approved by the Board of Directors
/s/ Peter Scarth Director	/s/ Cory Kent Director

The accompanying notes are an integral part of these financial statements.
PhotoChannel Networks Inc. Consolidated Statements of Shareholders' Equity (Deficiency) For the years ended September 30, 2002, 2001 and 2000 (expressed in Canadian dollars)
	Common stock		Other capital accounts

	Number of shares	Amount $	Contributed surplus $	Convertible notes / Loans receivable $	Special warrants	Amount $	Warrant	Amount $	Limited partner-ship Units	Amount $	Deferred compen-sation $	(Deficit) retained earnings $	Total shareholders' equity / (deficiency) $

Balance - September 30, 1999	15,399,771	9,925,892	42,930	31,250	-	-	-	-	-	-	-	(10,300,417)	(300,345)
Issued for cash	6,945,154	1,910,905	-	-	-	-	3,336,154	3,697,500	-	-	-	-	5,608,405
Issuance of warrants	-	-	-	-	-	-	1	1,700,000	-	-	-	-	1,700,000
Issuance of warrants	-	-	-	-	-	-	1,000,000	450,000	-	-	(450,000)	-	-
Vesting of warrants	-	-	-	-	-	-		-	-	-	27,000	-	27,000
Private placement of special warrants	-	-	-	-	11,000,000	9,105,302	-	-	-	-	-	-	9,105,302
Issuance of convertible debenture and warrants	-	-	-	2,277,981	-	-	960,000	22,019	-	-	-	-	2,300,000
Issuance of shares for cash from exercised options	1,024,433	516,384	-	-	-	-	-	-	-	-	-	-	516,384
Conversion option component of convertible debenture	-	-	-	108,160	-	-	-	-	-	-	-	-	108,160
Shares issued on conversion of convertible debenture	136,408	128,905	16,927	(31,250)	-	-	-	-	-	-	-	-	114,582
Shares issued on conversion of convertible debenture	800,000	508,160	-	(108,160)	-	-	-	-	-	-	-	-	400,000
Shares issued on conversion of convertible debenture	4,600,000	2,277,981	-	(2,277,981)	-	-	-	-	-	-	-	-	-
Shares issued on exercise of warrants	960,000	1,047,019	-	-	-	-	(960,000)	(22,019)	-	-	-	-	1,025,000
Net loss for the year	-	-	-	-	-	-	-	-	-	-	-	(6,940,356)	(6,940,356)

Balance - September 30, 2000	29,865,766	16,315,246	59,857	-	11,000,000	9,105,302	4,336,155	5,847,500	-	-	(423,000)	(17,240,773)	13,664,132
Shares issued on exercise of warrants	836,154	836,154	926,720	-	-	-	(836,154)	(926,720)	-	-	-	-	836,154
Issuance of shares for cash from exercised options	74,667	37,434	-	-	-	-	-	-	-	-	-	-	37,434
Issuance of options in exchange for services provided	-	-	44,000	-	-	-	-	-	-	-	-	-	44,000
Vesting of warrants	-	-	-	-	-	-	-	-	-	-	162,000	-	162,000
Shares and warrants issued on conversion of special warrants	11,000,000	6,979,397	-	-	(10,000,000)	(9,028,802)	5,500,000	2,049,405	-	-	-	-	-
Expiry of warrants	-	-	2,770,780	-	-	-	(2,500,000)	(2,770,780)	-	-	-	-	-
Expiry of warrants	-	-	2,049,405	-	-	-	(5,500,000)	(2,049,405)	-	-	-	-	-
Expiry of agents warrants	-	-	76,500	-	(1,000,000)	(76,500)	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	-	-	-	-	-	(19,871,231)	(19,871,231)

Balance - September 30, 2001	41,776,587	24,168,231	5,927,262	-	-	-	1,000,001	2,150,000	-	-	(261,000)	(37,112,004)	(5,127,511)
Issuance of options in exchange for services provided	-	-	73,343	-	-	-	-	-	-	-	-	-	73,343
Issuance of warrants in exchange for services provided	-	-	-	-	-	-	5,025,000	125,625	-	-	-	-	125,625
Expiry of warrants	-	-	189,000	-	-	-	(1,000,000)	(450,000)	-	-	261,000	-	-
Private placement of 26,576,381 special warrants	-	-	-	-	26,576,381	2,657,638	-	-	-	-	-	-	2,657,638
Employee loan	-	-	-	(227,470)	-	-	-	-	-	-	-	-	(227,470)
Shares and warrants issued on conversion of special warrants	26,576,381	1,575,176	-	-	(26,576,381)	(2,657,638)	24,890,381	1,082,462	-	-	-	-	-
Private placement of 8,542,000 units	8,542,000	503,953	-	-	-	-	8,542,000	350,247	-	-	-	-	854,200
Shares issued on exercise of warrants	1,000,000	143,489	-	-	-	-	(1,000,000)	(43,489)	-	-	-	-	100,000
Issuance of Limited Partnership units	-	-	-	-	-	-	-	-	1,250	1,250,000	-	-	1,250,000
Net loss for the year	-	-	-	-	-	-	-	-	-	-	-	(1,851,661)	(1,851,661)

Balance - September 30, 2002	77,894,968	26,390,849	6,189,605	(227,470)	-	-	37,457,382	3,214,845	1,250	1,250,000	-	(38,963,665)	(2,145,836)

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc. Consolidated Statements of Loss and Deficit For the years ended September 30, 2002, 2001 and 2000 (expressed in Canadian dollars)
	2002 $	2001 $	2000 $

Revenue	173,801	97,112	126,313

Cost of sales	111,670	126,036	10,810

Gross profit (loss)	62,131	(28,924)	115,503

Expenses (note 14)
Amortization	890,387	2,428,873	283,167
Impairment write down	-	4,806,390	-
General and administration	3,108,488	9,331,167	5,313,692
Sales and marketing	654,256	2,142,640	681,730
Research and development	614,484	1,411,628	872,031
Interest expense	129,188	110,125	120,676

	5,396,803	20,230,823	7,271,296

	(5,334,672)	(20,259,747)	(7,155,793)

Interest and miscellaneous income	2,193	52,210	215,437

Gain on bankruptcy of subsidiary (Note 14)	2,746,944	-	-

Gain on settlement of obligations (note 14)	808,774	66,382	-

Translation (loss) gain	(74,900)	269,924	-

Net loss for the year	(1,851,661)	(19,871,231)	(6,940,356)

Deficit - Beginning of year	(37,112,004)	(17,240,773)	(10,300,417)

Deficit - End of year	(38,963,665)	(37,112,004)	(17,240,773)

Basic and diluted net loss per share attributable to common shareholders	0.03	0.60	0.32

Weighted average number of common shares outstanding	59,479,315	33,187,579	21,873,716

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc. Consolidated Statements of Cash Flows For the years ended September 30, 2002, 2001 and 2000 (expressed in Canadian dollars)
	2002 $	2001 $	2000 $

Cash flows from operating activities
Net loss for the year	(1,851,661)	(19,871,231)	(6,940,356)
Items not affecting cash
Amortization	890,387	2,428,873	283,167
Impairment write down	-	4,806,390	-
Loss on sale of property, plant and equipment	386	53,144	-
Issuance of options and warrants for goods and services received	198,968	206,000	27,000

Interest accretion on convertible debenture	-	-	108,160

	(761,920)	(12,376,824)	(6,522,029)
Net change in non-cash working capital items (note 13)	(2,368,078)	5,270,733	(826,913)

	(3,129,998)	(7,106,091)	(7,348,942)

Cash flows from investing activities
Purchase of property, plant and equipment	(1,882)	(1,186,256)	(4,710,973)
Short term deposits	(4,813)	743,986	(754,173)
Deferred website development costs	-	-	(1,002,300)
Proceeds from sale of property, plant and equipment	12,411	631,750	-

	5,716	189,480	(6,467,446)

Cash flows from financing activities
Repayment on capital lease	(453,658)	(156,876)	-
Issuance of common shares and warrants	854,200	-	6,124,789
Issuance of common shares on exercise of warrants and options	100,000	873,588	1,025,000
Issue (repayment) of demand loan	(467,986)	467,986	-
Issuance of convertible debentures	-	-	2,700,000
Repayment of convertible debentures	-	-	(62,501)
Issuance of limited partnership units	1,250,000	-	-
Issuance of special warrants	1,921,295	508,873	9,105,302

	3,203,851	1,693,571	18,892,590

Increase (decrease) in cash and cash equivalents	79,569	(5,223,040)	5,076,202

Cash and cash equivalents - Beginning of year	6,017	5,229,057	152,855

Cash and cash equivalents - End of year	85,586	6,017	5,229,057

Supplementary information
Interest paid	-	-	120,676

Non-cash investing and financing activities consist of:
Obligation under capital leases	-	-	610,534
Shares issued on conversion of special warrants	1,575,176	6,979,397	-
Warrants issued on conversion of special warrants	1,082,462	2,049,405	-
Warrants issued in exchange for capitalized web site development	-	-	1,700,000
Conversion of convertible debenture to shares	-	-	2,814,582
Settlement of debt	227,470	-	-

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Notes to the Financial Statements
For the years ended September 30, 2002, 2001 and 2000
_____________________________________________________________________________________
(expressed in Canadian Dollars)

1. Nature of operations and going concern

PhotoChannel Networks Inc. (the company) was incorporated on December 1, 1995 and commenced active business operations on January 1, 1996. During the year ended September 30, 1999, the company changed its name from InMedia Presentations Inc. to PhotoChannel Networks Inc.

Historically, the company was engaged in the business of developing and marketing packaged multimedia presentation software products. In July 1999, the company launched its website. On October 2, 2000 the company launched a second version of the website which included an e-Processing service in the United States. This e-Processing service, operated by the company's US operating subsidiary, PhotoChannel, Inc., provided film processing, scanning, storage and printing of digital images directly to US consumers. This service did not prove viable, and PhotoChannel, Inc. was unable to continue as an operating entity. On November 1, 2001, PhotoChannel, Inc., filed under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut (the accounting impact of this filing is set out in note 14).

On March 16, 2001, the company was restructured under new management. Under the restructuring plan, new management refocused and repositioned the company to be a business to business solution rather than a business to consumer model, which had been offered by PhotoChannel, Inc. The company implemented significant cost reduction measures such as: elimination of staff, relocation of premises, significant reductions in travel and marketing expenses and the elimination of an investor relations program. The company's technology was refocused and further developed to provide an e-commerce and Internet infrastructure solutions to photo-finishing retailers. The PhotoChannel Network now electronically connects the photo-finishing retailer and its customers through the Internet and provides digital image delivery, hosting, storage and financial reporting for the photo-finishing retailer.

At September 30, 2002, the company has an accumulated deficit of $38,963,665 (2001 - $37,112,004) and has incurred significant losses in each of its last five fiscal years. During the year ended September 30, 2002 the company used cash of approximately $3,130,000 (2001 - $7,106,000) to fund operations whilst obtaining approximately $3,204,000 (2001 - $1,693,000) from financing activities. The company has and will continue to have capital requirements in excess of its currently available resources. The company is dependent upon the proceeds of future financings to further finance the development and implementation of its business objectives. These consolidated financial statements have been prepared on a going concern basis. The company's ability to continue its operations is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs in an industry characterized by rapid technological change. There is no assurance that the company will be successful in achieving any or all of these objectives over the coming year and, accordingly, there exists substantial doubt that the company will be able to continue as a going concern.

Management is implementing a plan to address these issues and to enable the company to continue as a going concern through the end of fiscal year 2003 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expand the company's customer base and the subsequent realization of sufficient revenues produced by this network. Subsequent to the year end the company raised cash of approximately $1,507,000 (see note 22). However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty. Such adjustments could be material.

2. Significant accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of the company and each of its wholly owned or controlled subsidiaries, PhotoChannel Capital Inc., PhotoChannel Management Inc. and PhotoChannel Networks Limited Partnership. All intercompany balances and transactions are eliminated upon consolidation.

Research and development

Research costs are expensed in the period incurred. Where, in the opinion of management, the deferral criteria established under Canadian GAAP are satisfied in all material respects, development costs are capitalized and amortized over the estimated life of the related products. To date no development costs have been deferred.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of property, plant and equipment and assets capitalized under capital leases is charged over the estimated useful lives of the assets and at the following annual rates:

Computer equipment	30% straight line
Furniture and office equipment	20% straight line
Software	33% - 100% straight line
Leasehold improvements	life of the lease

Tangibles assets are tested for impairment in value on a regular basis and the carrying value is written down if management concludes that future earnings are unlikely to be sufficient to recover the carrying value or if there is sufficient uncertainty in future earnings attributable to the tangible asset such that no such reasonable estimate of earnings can be made.

Revenue recognition

Revenue is recognized when all of the following criteria have been met: persuasive evidence of an arrangement exists; the services have been provided; the price is fixed or determinable; customer acceptance has been received or implied; and the collection of sales proceeds is reasonably assured.

During fiscal year 2002, the company earned commission and membership revenue from the provision of the PhotoChannel Network to electronically connect photo-finishing retailers to customers through the Internet. Revenue from monthly membership fees from photo-finishing retailers for the connection to the PhotoChannel Network is earned and recognised monthly as connection is provided. Revenue from commissions earned on transactions processed by the photo-finishing retailers, utilising the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer.

During the fiscal year ended September 30, 2001 the company through its US subsidiary, PhotoChannel, Inc., also earned revenue from the direct provision of e-processing services providing film processing, scanning, storage and printing of digital images directly to US consumers. These revenues were recognised upon the collection of proceeds, at the time the digital image processing services were provided to the end customer.

In years prior to the fiscal year ended September 30, 2001, the company sold and licensed its packaged software products directly to the end user.

Share issue costs

Direct costs associated with an issue of capital stock or special warrants are deducted from the related proceeds at the time of the issue.

Stock-based compensation plan

The company has a stock based compensation plan as described in note 11 (b). No compensation expense is recognized when stock or stock options are issued to employees or directors. Where stock or stock options are issued to non-employees in return for goods or services, the fair value of those options issued is recognised as an expense in the period in which the goods or services are received. Any consideration paid or received on exercise of stock options or purchase of stock is credited to capital stock.

Financial instruments

Financial instruments are classified in accordance with the substance of the contractual arrangement. Financial liabilities, which are defined as any contractual obligation to deliver cash or another financial asset to another party, are classified as liabilities. Where a financial instrument contains both a debt and equity component, the instruments are presented in their component parts according to the pro-rated value of the fair values of the components at the time they were originally issued.

Net loss per share

Net loss per share figures are calculated using the weighted average number of shares outstanding during the year.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Exchange differences are included in income as they arise.

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and other reported amounts in the consolidated financial statements and the related notes. Significant estimates and assumptions are necessary in the determination of the recoverable amounts for property, plant and equipment and in the determination of the value ascribed to the components of stock based transactions. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

Advertising costs

Advertising costs incurred for prints and other media advertisements are recorded as prepaid expenses and expensed the first time the advertising takes place.

3. Short-term deposits

Short-term deposits consist of term deposits with Canadian chartered banks and have maturities at the date of initial deposit of one year. These term deposits can be redeemed, at maturity, for their face value plus accrued interest, and therefore, the carrying value approximates their fair value.

4. Accounts receivable
	2002 $	2001 $

Trade accounts receivable	40,012	-
GST receivable	77,653	70,058
Other	20	17,946

	117,685	88,004

5. Prepaid expenses

	2002 $	2001 $

Prepaid consulting	17,900	-
Prepaid rent, insurance, miscellaneous	17,067	26,767

	34,967	26,767

6. Property, plant and equipment
				2002

	Cost $	Accumulated amortization $	Impairment write-down $	Net $

Computer equipment	2,852,597	2,411,443	-	441,154
Furniture and office equipment	152,428	138,774	-	13,654
Software	204,101	204,101	-	-
Leasehold improvements	56,459	55,268	-	1,191

	3,265,585	2,809,586	-	455,999

Included in the above are assets under capital leases relating to computer equipment, with a cost of $nil (2001 - $789,299) and a net book value of $nil (2001 - $533,940). Assets with a cost of $3,086,754 and net book value of $nil were eliminated on the bankruptcy of PhotoChannel, Inc.
				2001

	Cost $	Accumulated amortization $	Impairment write-down $	Net $

Computer equipment	3,885,866	1,166,727	1,417,262	1,301,877
Furniture and office equipment	665,402	109,310	501,724	54,368
Software	491,396	491,396	-	-
Leasehold improvements	1,321,758	234,831	1,085,871	1,056

	6,364,422	2,002,264	3,004,857	1,357,301

7. Accounts Payable
	2002 $	2001 $

Trade payables	1,395,568	3,502,428
Payroll taxes	478,899	740,657
Due to employees and consultants	450,438	240,231

	2,324,905	4,483,316

8. Demand loan

The demand loan bears interest at 12% per annum and is collateralized by a general security agreement over the assets of the company and its subsidiaries. All outstanding amounts were settled during the year ended September 30, 2002.

9. Convertible debentures

a) The company issued a convertible debenture on March 1, 1998. The debenture had a five-year term and would have matured on March 1, 2003. Conversion was at the option of the holder at any time to maturity. The convertible debenture was converted into common shares of the company at the option of the holder on March 22, 2000. At the time of conversion a balance of $114,582 was outstanding on the convertible debenture. As a result of the conversion rate of $0.84 a share specified in the agreement, 136,408 common shares of the company were issued in full satisfaction of the debt.

b) The company issued a convertible subordinated debenture on December 31, 1999 for a principal amount of $400,000. The debenture matured on April 30, 2000, it incurred interest at a rate of 10% per annum up to April 30, 2000. After May 1, 2000, the interest rate was 25% per annum. The debenture was converted into common shares of the company at a rate of $0.50 per share at the option of the holder on May 9, 2000.

The convertible subordinated debenture was originally recorded in its component parts. These component parts were measured at their respective fair values at the time they were issued. Capital stock was increased by $108,160 during the year ended September 30, 2000 to reflect the equity component of the conversion option. A similar amount was recognized as the discount on the issue of the liability component and initially deducted from the face amount of the convertible subordinated debenture. The discount was amortized over the term of the debenture and was included in interest expense.

c) On January 12, 2000, the company issued a subordinated convertible redeemable debenture for $2,300,000. The amounts were advanced at specified dates with the last instalment on April 14, 2000. The debenture was non-interest bearing and matured on April 30, 2000. The debenture was convertible at either party's discretion into common shares of the company at a rate of $0.50 per common share. As part of the agreement, the company agreed to issue the debenture holder an aggregate of 960,000 common share purchase warrants to be issued in accordance with receipt of funds at exercise prices between $0.75 and $1.25. The warrants were to expire on June 30, 2000, but were exercised to acquire common shares of the company at the option of the holder at that date.

The subordinated convertible redeemable debenture was originally recorded as a component of equity because of the company's right to convert the debenture into common shares of the company.

10. Obligation under capital lease

The company had leased computer and office equipment under agreements bearing interest at a rate of 18.6%.

11. Capital stock, special warrants and warrants

a) Capital stock

Common Shares

Authorized
500,000,000 (2001 - 500,000,000; 2000 - 500,000,000) common shares without par value

Issued
77,894,968 (2001 - 41,776,587; 2000 - 29,865,766) common shares without par value

The shareholders of the company approved an increase in the authorized capital of the company from 100,000,000 to 500,000,000 common shares at an extraordinary general meeting held on June 19, 2000.

Preferred Shares

Authorized
10,000,000 (2001 - 10,000,000; 2000 - nil) preferred shares without par value

Issued
nil (2001 - nil; 2000 - nil) preferred shares without par value

The shareholders of the company approved increasing the authorized capital of the Company and creating 10,000,000 Preferred shares without par value by way of a special resolution at an extraordinary general meeting on January 26, 2001.

i) Pursuant to a non-brokered private placement during the year ended September 30, 2002, the company issued 8,542,000 units for net proceeds of $854,200. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of the company at a price of $0.10 per share for a period of one year from the date of closing. During the year ended September 30, 2002, none of these common share purchase warrants had been exercised.

ii) Pursuant to a non-brokered private placement during the year ended September 30, 2002, the company issued 26,576,381 special warrants for net proceeds of $2,657,638. The special warrants were subsequently converted to 26,576,381 common shares and 24,890,381 common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one additional common share of the company at a price of $0.10 per share for a period of one year from the date of closing. During the year ended September 30, 2002, 1,000,000 of these common share purchase warrants were exercised for net proceeds of $100,000.

iii) Pursuant to private offerings and non-brokered portion of a private placement during the year ended September 30, 2000, the company issued 6,945,154 common shares for net proceeds of $5,608,405. As part of these offerings 3,336,154 transferable common share purchase warrants were issued that entitled the holder to convert each common share purchase warrant into one common share at prices between $1.00 and $1.30 per share. During the year ended September 30, 2001, 836,154 of these share purchase warrants were exercised for 836,154 common shares and the remaining 2,500,000 common share purchase warrants expired unexercised on August 9, 2001.

b) Stock Options

During 1997, the company initiated a stock option plan. As at September 30, 2002, the company has reserved 13,600,000 common shares (2001 - 10,444,146; 2000 - 9,932,000) under the plan. The options, which expire five years after the date granted, are subject to various vesting requirements. Under the original terms of the plan, the majority of options vest one third on date of grant and one third on each of the first and second anniversaries of the date of grant. However at an extraordinary general meeting of the company's shareholders held on December 7, 2001, the stock option plan was amended in that the vesting period changed to 1/18 of the options granted vesting each month, with the first portion vesting on date of grant.

During the year ended September 30, 2002, the exercise price of 1,889,709 options originally granted between 1998 and 2000 was reduced from a range of $1.57 to $0.50 per option to $0.15 per option. During the year ended September 30, 2001 1,649,000 options originally granted in 1998 and 1999 with an exercise price of $1.91 per share were cancelled and replaced by options with an exercise price of US$1.00 per share.

During the years ended September 30, 2002 and 2001, the company issued options to non-employees for services provided to the company. The fair value of the options issued was calculated on completion of the services provided using the Black-Scholes option-pricing model using the following weighted average assumptions: dividend yield of nil; expected volatility of 100%; risk free interest rate of 4.00%; and expected life of 5 years. The resulting value was charged as an expense in the period.

A summary of the status of the company's stock option plan as of September 30, 2002, 2001 and 2000 and changes in the periods ending on those dates is presented below:
	2002		2001		2000

	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $

Outstanding - Beginning of year	9,520,189	0.66	9,843,520	1.46	3,138,000	0.56
Granted	6,299,611	0.15	9,303,058	0.70	10,519,686	1.63
Exercised	-	-	(74,667)	0.50	(1,024,433)	0.50
Expired	(15,000)	1.47	-	-	-	-
Cancelled	(2,465,480)	1.20	(9,551,722)	1.39	(2,789,733)	0.59

Outstanding - End of year	13,339,320	0.15	9,520,189	0.66	9,843,520	1.46

Options exercisable - End of year	7,023,490	0.19	5,050,397	0.83	4,418,106	1.26

The following table summarizes information about stock options outstanding at September 30, 2002:
Options outstanding			Options exercisable

Exercise prices $	Number outstanding at September 30, 2002	Weighted average remaining contractual life (years)	Number exercisable at September 30, 2002

0.15	13,139,320	3.6	6,823,490
US1.00	200,000	2.8	200,000

	13,339,320	3.6	7,023,490

c) Special warrants

i) On October 17, 2001, the company received conditional approval with the regulatory authorities for an offering of 26,576,381 special warrants at a price of $0.10 per special warrant. Each special warrant, other than certain special warrants to be issued to insiders, was exercisable into one unit consisting of one common share and one common share purchase warrant. 1,686,000 of the special warrants were issued to insiders who were not entitled to the common share purchase warrant. Each common share purchase warrant entitled the holder to acquire one additional common share for $0.10 per share. The common share purchase warrants expired one year after issuance. During the year ended September 30, 2002, 26,576,381 special warrants were exercised, and accordingly, 26,576,381 common shares and 24,890,391 common share purchase warrants were issued.

ii) On May 1, 2000, the company entered into a private placement for gross proceeds of $15,000,000 on a partly brokered partly non-brokered basis.

The brokered portion of the placement consisted of 10,000,000 special warrants (the special warrants) at a price of $1.00 per special warrant. Each special warrant was exercisable to acquire, for no additional consideration, one common share in the capital of the company and one half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to acquire a further common share at a price of $1.30 per common share for a period of one year from the earlier of (i) the date of the issuance receipts (the Receipts) for a final prospectus (the Prospectus) qualifying the distribution of the common shares and common share purchase warrants on exercise of the special warrants, and (ii) August 9, 2000. The company did not obtain Receipts for the Prospectus before August 9, 2000, therefore each special warrant entitled the holder thereof to receive 1.1 common shares and 0.55 common share purchase warrants. During the year ended September 30, 2001, the special warrants were converted to 11,000,000 common shares and 5,500,000 common share purchase warrants for no additional compensation. The proceeds of the issuance of the special warrants was allocated to the common shares and common share purchase warrants according to the pro-rated fair value of the common shares and the common share purchase warrants at the date of issuance of the special warrants. The common share purchase warrants expired unexercised on August 9, 2001.

The agent for the company in soliciting offers to purchase the special warrants was paid a cash commission equal to 7.5% of the gross proceeds raised from the sale of the special warrants and was provided agent compensation warrants. The agent compensation warrants were exercisable to acquire, for no additional consideration, compensation options which entitle the agent to purchase up to 1,000,000 Units at a price of $1.00 per Unit, for a period of one year from the earlier of (i) the date of the issuance of the Receipts and (ii) August 9, 2000. Each Unit consisted of one common share and one half of a common share purchase warrant. The agent was also entitled to a 10% increase in the number of agent compensation warrants, as the Receipt was not obtained on or before August 9, 2000.

The non-brokered portion consisted of 5,000,000 units at a price of $1.00 per unit for gross proceeds of $5,000,000. Each unit consisted of one common share and one half of a common share purchase warrant. The common share purchase warrants expired unexercised on August 9, 2001. Funds raised from this non-brokered portion are included in the amounts disclosed in note 11(a)(iii).

d) Warrants

i) During the year ended September 30, 2002, the company retained Discovery Capital Corporation (Discovery) to provide financial advisory services to the company, under an agreement dated February 19, 2002 (Agreement). As consideration under the Agreement, the company had agreed to issue Discovery 5,000,000 common share purchase warrants. On July 26, 2002, the TSX Venture Exchange, Discovery and the company agreed to the issuance of 4,325,000 common share purchase warrants, with an immediate vesting, as full consideration under the Agreement. The common share purchase warrants were issued on July 26, 2002 and are exercisable on or before July 26, 2004, at a price of $0.10. Also during fiscal 2002, the company issued Discovery a finders fee of 700,000 common share purchase warrants (Finders Warrants), on the private placement of units of the PhotoChannel Networks Limited Partnership. The Finder Warrants are exercisable on or before July 26, 2004, at a price of $0.10. The common share purchase warrants were assigned a value of $125,625, which has been included as an expense and recorded in equity. The value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions: dividend yield of nil; expected volatility of 100%; risk free interest rate of 4.00%; and expected life of 2 years.

ii) During the year ended September 30, 2000, the company retained Interactive Capital Partners LLC (Interactive) to provide financial advisory services to the company in the United States. As consideration under the agreement, and subject to regulatory approval, the company had agreed to issue Interactive 1,000,000 common share purchase warrants. Vested common share purchase warrants were exercisable on or before the earlier of (i) the termination of the agreement and (ii) August 1, 2002, at a price of $1.90 per common share. The common share purchase warrants vested as to 30,000 per month commencing August 1, 2000 subject to the additional common share purchase warrants vesting in the event that the company completed a merger or acquisition introduced to the company by Interactive. The agreement expired on June 30, 2002 but could have been terminated by either party on 30 days notice. During the year ended September 30, 2001, the company gave notice to Interactive and, subsequent to the year end, terminated the agreement and cancelled the outstanding common share purchase warrants. The outstanding value attributed to the cancelled common share purchase warrants was transferred to contributed surplus.

During the year ended September 30, 2002, nil common share purchase warrants vested (2001 - 360,000, 2000 - 60,000) and were assigned a value of $nil (2001 - $162,000, 2000 - $27,000), which has been included as an expense and recorded in equity. The value of the common share purchase warrants were determined using the Black-Scholes option-pricing model using the following weighted average assumptions: dividend yield of nil; expected volatility of 131%; risk free interest rate of 5.33%; and expected life of 2 years.

iii) On May 11, 2000, the company entered into a five year software licence and service agreement with MCL Software Services Inc. (MCL), to licence software that will enable the company to print images uploaded to its website. The company paid MCL a US$15,000 license fee and agreed to provide MCL with a royalty equal to a percentage of the net margin earned by the company from using the MCL software to print digital images. MCL has agreed to provide technical maintenance services related to the MCL software during the term of the MCL agreement. In addition to the license fee, the company also granted to MCL a common share purchase warrant, exercisable for a period of five years, to purchase up to 1,000,000 common shares of the company at a price of US$1.75 per share. The company has the option, in certain circumstances, to purchase a perpetual, irrevocable, non-exclusive, non-assignable licence for the MCL software in return for a one-time payment. The company has never used the software.

The MCL common share purchase warrant has been assigned a value of $1,700,000, which has been included as a component of the website development costs and recorded in equity. The value of the common share purchase warrant was determined using the Black-Scholes option pricing model using the following assumptions: risk free interest rate of 6.17%, an expected volatility of 146%, expected dividend yield of nil and expected life of 5 years.

e) Loans receivable

During the year ended September 30, 2002 the company made loans to employees, which were secured by common shares of the company. As at September 30, 2002 loans totalling $227,470 were outstanding and have been recorded as a charge to shareholders equity. The loans are non-interest bearing and are repayable on demand.

12. PhotoChannel Networks Limited Partnership

On February 14, 2002, PhotoChannel Networks Limited Partnership (the "PhotoChannel LP") was formed under a Limited Partnership Agreement to carry on the sales, marketing and deployment of the PhotoChannel Network in specified market segments. The partnership sold 1,250 Limited Partnership units (the "LP Units"), at a price of $1,000 per unit, raising $1,250,000. The company has granted to the PhotoChannel LP a software license to commercially exploit the PhotoChannel Network in Canada. The company will receive payments for services provided to the PhotoChannel LP from a software license agreement and management and operating services agreements (representing software rights, management, personnel and facilities and equipment that the company has agreed to provide to the PhotoChannel LP), which will enable the company to continue its development, deployment and exploitation of its digital imaging network software in other market segments.

It was a condition of the PhotoChannel LP that each limited partner enter into an agreement with the company, pursuant to which the company has the option to acquire all the LP Units from the limited partner, at any time on or before June 30, 2004, in exchange for 10,000 units of the company. Each unit comprised of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one additional common share of the company, at a price of $0.10 per share, at any time on or before the earlier of two years from the date of issue of the PhotoChannel units and June 30, 2004. As a result of this option, the common ownership of the company and the LP units and the fact that the company's controls the PhotoChannel LP, the partnership equity is presented within shareholders' equity of the company and, the accounts of the partnership have been consolidated with those of the company.

13. Net change in non-cash working capital items
	2002 $	2001 $	2000 $

Accounts receivable	(29,681)	507,583	(595,587)
Inventory	-	40,822	(19,995)
Prepaid expenses	(8,200)	978,329	(992,620)
Accounts payable	(2,158,411)	3,148,795	730,138
Accrued liabilities	(445,398)	595,204	51,151
Due to related parties	273,612	-	-

	(2,368,078)	5,270,733	(826,913)

14. Expense detail
	2002 $	2001 $	2000 $

General and administration
Salaries and consulting	2,145,564	4,992,072	2,389,495
Accounting and legal	337,569	928,702	506,255
Investor relations	16,000	278,257	360,350
Office and miscellaneous	502,308	2,010,123	712,181
Share of previous partnership losses	-	347,326	1,110,417
Rent	106,661	721,543	234,994
Loss on disposal of property plant and equipment	386	53,144	-

	3,108,488	9,331,167	5,313,692

Sales and marketing
Salaries and consulting	602,432	368,911	132,332
Printing, advertising and promotion	1,372	1,729,012	510,519
Miscellaneous	50,452	44,717	38,879

	654,256	2,142,640	681,730

Research and development
Salaries and consulting	611,223	1,176,626	325,684
Website planning	-	205,986	519,518
Miscellaneous	3,261	29,016	26,829

	614,484	1,411,628	872,031

Gain on Bankruptcy of Subsidiary

On November 1, 2001, PhotoChannel, Inc., the Company's US operating subsidiary, filed under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut. PhotoChannel, Inc.'s principal operations related to the provision of film processing, scanning, storage and printing of digital images directly to US consumers. The provision of this service did not prove viable, and PhotoChannel, Inc. was unable to continue as an operating entity. An expense recovery for the year ended September 30, 2002, of $2,746,944 resulted from the bankruptcy of PhotoChannel, Inc.

Gain of settlement of Obligations

A gain on settlement of obligations of $808,774 was recognised as a result of debt settlements with various creditors of PhotoChannel Networks Inc.

15. Income taxes

The company is subject to Canadian federal and provincial taxes.

The company has non-capital losses for Canadian income tax purposes of approximately $17,782,329, which are available for carry forward to reduce future years' taxable income. These income tax losses expire as follows:
$

Year ending September 30
2003	594,800
2004	3,520,400
2005	2,720,600
2006	2,064,600
2007	5,390,900
2008	2,629,755
2009	861,274

17,782,329

Net future income tax assets consist of the following:
	2002 $	2001 $	2000 $

Net operating loss carryforwards	6,223,815	9,807,144	6,968,000
Property, plant and equipment	1,755,107	2,788,231	329,000
Share issue costs	69,533	92,711	149,000

	8,048,455	12,688,086	7,446,000
Valuation allowance	(8,048,455)	(12,688,086)	(7,446,000)

Net future income tax assets	-	-	-

Management believes there is sufficient uncertainty regarding the realization of future income tax assets such that a full valuation allowance is appropriate.

The income tax recovery for the year ended September 30, 2002 differs from the amount obtained by applying the applicable statutory income tax rates to loss before income taxes as follows:
	2002 $	2001 $	2000 $

Combined statutory income tax rate	42%	45%	45%

Income tax recovery based on combined statutory rate	777,698	8,942,054	3,123,000
Effect of US subsidiary Chapter 7 bankruptcy (note 14)	(5,229,534)	-	-
Effect of lower effective tax rate on losses of foreign subsidiaries	-	-	(150,000)
Effect of change in expected tax rates	(129,616)	(3,635,168)	-
Non-deductible expenses and other differences	(58,178)	(64,800)	174,000
Change in valuation allowance	4,639,630	(5,242,086)	(3,147,000)

	-	-	-

16. Related party transaction

During the year ended September 30, 2002, the company accrued consulting fees of approximately $180,833 (2001- $111,042), to a company owned by a current director and officer. This amount remained unpaid at September 30, 2002, but was paid in full subsequent to the year end.

As at September 30, 2002, the Company has accrued a total of $273,612 for wages and consulting fees due to officers and employees of the Company. These amounts remained unpaid at September 30, 2002, but were paid in full subsequent to the year end.

17. Segmented information

During the year ended September 30, 2002 the company obtained all of its revenue from the provision of the PhotoChannel Network to photo-finishing retailers. During the year ended September 30, 2001 the company obtained revenues from its e-processing operations, through the provision of film processing, scanning, storage and printing of digital images directly to US consumers, and the sale of its packaged multimedia presentation software. During the year ended September 30, 2000 the company obtained all of its revenue from the sale of its packaged multimedia presentation software. During all of the above periods, losses were attributable to the related segments. At September 30, 2002 and 2001, all of the company's sales were from the U.S. market and its property, plant and equipment were located in Canada.

18. Financial instruments

a) Fair values

The fair values of short term deposits, accounts receivable, bank indebtedness, accounts payable, accrued liabilities, lease obligations and demand loans approximate their carrying amounts due to the near-term maturity of these instruments.

b) Credit risk

The company does not have a significant exposure to any individual customer or counter party. The company does provide its services on credit in the normal course of conducting its business.

c) Foreign exchange risk

The company is subject to foreign exchange risk for sales and purchases denominated in foreign currencies. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the Canadian dollar. The company does not actively manage this risk.

19. Commitments

The company has entered into agreements to lease premises and equipment for periods to 2005. The annual rent for premises includes minimum rent plus realty taxes and operating expenses. Minimum payments for each of the next five years is as follows:

$

2003	47,934
2004	39,945
2005	-
2006	-
2007	-

87,879

20. Contingencies

Other than as set out below, as of January 29, 2003 there were no legal proceedings material to the company to which the company or its subsidiaries are a party or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

1. On February 24, 1999, Thomas Jackson, a former President and Chief Executive Officer of the company, commenced proceedings against the company in the Supreme Court of British Columbia. Mr. Jackson has claimed damages for unpaid services not exceeding $150,000. Management is of the view that the claim is without merit and is vigorously defending these proceedings. There have been no further proceedings in this matter since the company filed its statement of defence.

2. On January 13, 2000, Arthur Tesser, the former Chief Operating Officer of PhotoChannel, Inc., commenced arbitration proceedings against PhotoChannel, Inc. for (US)$317,000. He claims he is owed severance under an employment contract dated July 26, 2000. Mr. Tesser's employment with PhotoChannel, Inc. was terminated in November 2000. Mr. Tesser is also seeking payment from the company for an alleged guarantee of the terms of the employment contract by the company.

The company, PhotoChannel Inc. and Mr. Tesser negotiated the proposed terms of a settlement of this dispute, but negotiations broke down. On August 2, 2002, the company received notice from the American Arbitration Association that the arbitrator had ruled on the claim, in favour of the Claimant in the amount of US$106,000. Management is of the view, therefore, that the maximum exposure to the company is (US)$106,000. The company intends to defend itself against the enforcement of this ruling (note 22).

3. On March 3, 1999, the company received a letter from DATT Japan indicating that they had proceeded with legal action in the Japanese courts and for an order for payment. On September 10, 2001, the company's legal representative received a telephone call from an individual claiming that he represented DATT Japan and indicated that his client had received a judgment from a Japanese court against PhotoChannel for approximately $99,000. The company intends to defend itself against the enforcement of this judgment.

4. On November 5, 2001, Donald Sutherland of P.O. Box 345, Staten Island, New York, New York, commenced an action in the Supreme Court of British Columbia, claiming $132,770.63 plus interest, for the provision of text, photographs and services. The company is disputing the claim.

21. Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (US GAAP).

The reconciliation of the loss for the year based on Canadian GAAP to US GAAP is as follows:
	2002 $	2001 $	2000 $

Net loss for the year under Canadian GAAP	1,851,661	19,871,231	6,940,356
Compensation cost (recovery) (i)	953	(179,006)	2,125,216
Amortization cost (recovery) (ii)	-	-	(108,160)

Net loss and comprehensive loss for the year under U.S. GAAP (iii)	1,852,614	19,692,225	8,957,412

Basic and fully diluted loss per share under U.S. GAAP (iv)	(0.03)	(0.59)	(0.36)

Cash flows from operating activities
Loss for the year under U.S. GAAP	(1,852,614)	(19,692,225)	(8,957,412)
Items not affecting cash
Compensation cost (recovery) (i)	953	(179,006)	2,125,216
Amortization cost (recovery) (ii)	-	-	(108,160)
Changes in non-cash working capital and items not affecting cash	(1,278,337)	12,765,140	(408,586)

Operating activities under U.S. GAAP	(3,129,998)	(7,106,091)	(7,348,942)
Cash flows from financing activities under Canadian GAAP and U.S. GAAP	3,203,851	1,693,571	18,892,590

Cash flows from investing activities under Canadian GAAP and U.S. GAAP	5,716	189,480	(6,467,446)

(Decrease) increase in cash and cash equivalents	79,569	(5,223,040)	5,076,202
Cash and cash equivalents - Beginning of year	6,017	5,229,057	152,855

Cash and cash equivalents - End of year	85,586	6,017	5,229,057

There are no material adjustments that affect the company's balance sheet under US GAAP

Reconciliation between Canadian GAAP and US GAAP statement of shareholders' equity
	Common Stock (i)	Contributed surplus (ii)	Loan receivable	Special warrants	Warrants	LP Units	Deferred compen- sation	Deficit (i)/(ii)	Total shareholders equity
Balance - September 30, 2000
Canadian GAAP	16,315,246	59,857	-	9,105,302	5,847,500	-	(423,000)	(17,240,773)	13,664,132
US GAAP	16,207,086	2,537,923	-	9,105,302	5,847,500	-	(423,000)	(19,610,679)	13,664,132

Balance - September 30, 2001
Canadian GAAP	24,168,231	5,927,262	-	-	2,150,000	-	(261,000)	(37,112,004)	(5,127,511)
US GAAP	24,060,071	8,226,322	-	-	2,150,000	-	(261,000)	(39,302,904)	(5,127,511)

Balance - September 30, 2002
Canadian GAAP	26,390,849	6,189,605	(227,470)	-	3,214,845	1,250,000	-	(38,963,665)	(2,145,836)
US GAAP	26,282,689	8,489,618	(227,470)	-	3,214,845	1,250,000	-	(41,155,518)	(2,145,836)

i) Stock-based compensation

Under Canadian GAAP, the company does not measure compensation expense in connection with the granting of options to employees. Under U.S. GAAP, the company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock compensation to employees and directors. Under APB 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation is recognized at the time of the initial grant. If the exercise price of a fixed stock option award is subsequently reduced. FASB Interpretation No. 44 (FIN 44) requires that the option award be accounted for as variable from the date of the modification to the date the award is exercised, is forfeited or expires unexercised. Accordingly, the company records compensation expense or recovery for such modified options calculated as the amount of the change in the intrinsic value of the options from the time of the modification to the date the modified option is exercised, forfeited or expires.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) requires the company to provide pro forma information regarding net income and earnings per share as if compensation for the company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The company estimates the fair value of each stock option at the grant date or measures compensation for options modified and requiring variable accounting from the date of modification by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the year ended September 30, 2002: dividend yield of nil (2001 and 2000 - nil); expected volatility of 100% (2001 - 100%; 2000 - 85%); risk free interest rate of 4% (2001 - 4.00%; 2000 - 5.33%); and expected life of 5 years (2001 - 5 years; 2000 - 5 years). The fair value of options granted in the year was $441,022 (2001 - $3,443,035; 2000 - $9,508,658). The fair value of options modified during the year was $53,419 (2001 and 2000 - nil).

Under the accounting provisions of SFAS 123, the company's U.S. GAAP loss of $1,852,614 would have been increased to a pro-forma loss of $2,154,779 (2001 - $21,935,933; 2000 - $16,340,854) and a pro-forma basic and diluted loss per share of $0.04 (2001 - $0.66; 2000 - $0.66).

ii) Amortization costs

Under Canadian GAAP, the company presents the convertible debenture in its component parts. These components are measured at their respective fair values at the time they were originally issued.

Under U.S. GAAP the company applies APB Opinion 14 "Accounting for Convertible Debt" and related interpretations in accounting for convertible debentures. Under APB 14, no portion of the proceeds from the issuance of certain types of convertible debenture should be accounted for as attributable to the conversion feature.

iii) Comprehensive loss

U.S. GAAP requires disclosure of comprehensive income (loss), which is intended to reflect all changes in equity except those resulting from contributions from owners. There are no material adjustments required to present comprehensive income for the purposes of these consolidated financial statements

iv) Net loss per share

Outstanding options and warrants as described in note 11, with the exception that contingently issuable shares have not been included in the calculation of diluted earnings per share as their effect would be anti-dilutive. As such, the basic and diluted earnings per share calculations do not differ.

v) New financial accounting standards

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002.

The company has determined that other recently issued Canadian and US accounting pronouncements will have no impact on adoption.

22. Subsequent events

Common Share Purchase Warrants

Between September 30, 2002 and October 17, 2002, the company issued 8,257,100 common shares of the company for proceeds of $825,710 upon exercise of warrants from the October 17, 2001 private placement of special warrants. There had been 1,000,000 common shares issued upon exercise of warrants from this private placement prior to September 30, 2002. On October 18, 2002, the remaining 15,633,281 warrants expired unexercised.

Arthur Tesser

Subsequent to the Arbitrator's Award on August 2, 2002 Arthur Tesser made petition to the Supreme Court of the State of New York - New York County seeking confirmation of the Arbitrator's Award. On October 25, 2002 the company received notice from the Supreme Court of the State of New York - New York County confirming the Award of the Arbitrator, which was granted on default. Management is of the view that the maximum exposure to the company is (US)$106,000. The company intends to defend itself against the enforcement of this Award.

Private Placements

On October 29, 2002, the company announced that it plans to offer up to an additional 750 units in the PhotoChannel Networks Limited Partnership. The company issued 115 units for consideration of $115,000, prior to December 31, 2002, in connection with this offering.

On November 14, 2002, the company announced that it had engaged Yorkton Securities to complete a financing of up to $2,000,000.

On January 29, 2003, the company announced that it had received subscriptions and funds for a non-brokered private placement in the amount of $566,947. These financings are subject to the approval of the TSX Venture Exchange.