Form 20-F
period 2003-09-30
PHOTOCHANNEL NETWORKS INC
filed 2004-04-01
CIK 1036642

PHOTOCHANNEL NETWORKS INC. FORM 20-F


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F

       [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003


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

             COMMON SHARES                          127,313,538 SHARES


      Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                     YES   |_|            NO  |X|


      Indicate by check mark which financial statement item the registrant has elected to follow.


                                                     ITEM 17  |X|        ITEM 18  |_|

PHOTOCHANNEL NETWORKS INC. FORM 20-F



                                TABLE OF CONTENTS
                                                                            PAGE

                                     PART I
ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                 2
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                               2
ITEM 3.  KEY INFORMATION                                                       2
ITEM 4.  INFORMATION ON THE COMPANY                                           12
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                         19
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                           26
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                    31
ITEM 8.  FINANCIAL INFORMATION                                                33
ITEM 9.  THE OFFER AND LISTING                                                34
ITEM 10. ADDITIONAL INFORMATION                                               36
ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES
                  ABOUT MARKET RISK                                           40
ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES      40



                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                      41
ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                  HOLDERS AND USE OF PROCEEDS                                 41
ITEM 15. INTERNAL CONTROLS                                                    41
ITEM 16. [RESERVED]                                                           41

                                    PART III

ITEM 17. FINANCIAL STATEMENTS                                                 42
ITEM 18. FINANCIAL STATEMENTS                                                 42
ITEM 19. EXHIBITS                                                             42
SIGNATURE PAGE                                                                44
CERTIFICATIONS

PHOTOCHANNEL NETWORKS INC. FORM 20-F

PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.


ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

The following table summarizes certain selected consolidated financial data for each of the five financial years ended September 30, 2003. The data for the fiscal years ended September 30, 2003, 2002, 2001, 2000 and 1999 are derived from audited consolidated financial statements. The selected financial data set forth below with respect to our consolidated statements of operations for each of the three financial years in the period ended September 30, 2003 and with respect to the consolidated balance sheets as at September 30, 2003 and 2002, are derived from our audited consolidated financial statements included elsewhere in this annual report. Consolidated statements of operations data for the years ended September 30, 2000 and 1999, and consolidated balance sheet data as at September 30, 2001, 2000 and 1999, have been derived from our audited consolidated financial statements that have not been included in this annual report.

Readers should read the following selected financial data in conjunction with our consolidated financial statements and the notes thereto appearing in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Readers are referred to Note 19 in the accompanying September 30, 2003 consolidated financial statements for a quantitative reconciliation of the measurement differences between Canadian GAAP and generally accepted accounting principles in the United States ("US GAAP"), as it relates to us.

The data is expressed in Canadian dollars ("CDN$"), unless otherwise described. We refer readers to "Currency and Exchange Rates" below for a history of exchange rates between the Canadian dollar and the U.S. dollar.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

SELECTED FINANCIAL DATA:
------------------------------------------------------------------------------------------------------------------------------------

UNDER CANADIAN GAAP                                                           For the years ended September 30th
------------------------------------------------------------------------------------------------------------------------------------

ITEM                                                          2003           2002            2001           2000          1999
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                                     $255,573       $173,801        $97,112        $126,313      $160,560
------------------------------------------------------------------------------------------------------------------------------------

Loss from operations                                      ($3,282,445)   ($5,334,672)   ($20,259,747)   ($7,155,793)  ($2,206,260)
------------------------------------------------------------------------------------------------------------------------------------

Net loss for the year restated                            ($2,822,394)   ($1,851,661)   ($19,871,231)   ($6,940,356)  ($2,196,785)

------------------------------------------------------------------------------------------------------------------------------------

Loss attributed to Limited Partnership                      $372,410      $1,237,590         N/A            N/A           N/A
                                                                           restated
------------------------------------------------------------------------------------------------------------------------------------

Net loss for the year attributed to common shareholders   ($2,449,984)    ($614,071)    ($19,871,231)   ($6,940,356)  ($2,196,785)
                                                                           restated
------------------------------------------------------------------------------------------------------------------------------------

Basic and diluted net loss per common share                 ($0.03)         ($0.01)        ($0.60)        ($0.32)       ($0.18)
                                                                           restated
------------------------------------------------------------------------------------------------------------------------------------

Total assets                                               $1,851,097      $709,237       $1,488,276    $15,715,937     $536,720
------------------------------------------------------------------------------------------------------------------------------------

Net assets (liabilities)                                    $673,850     ($2,145,836)    ($5,127,511)   $13,664,132    ($300,345)
------------------------------------------------------------------------------------------------------------------------------------

Share Capital                                             $31,826,678     $26,390,849    $24,168,231    $16,315,246   $10,000,072
------------------------------------------------------------------------------------------------------------------------------------

Weighted average number of Common Shares                   89,448,942     59,479,315      33,187,579     21,873,716    12,112,461
------------------------------------------------------------------------------------------------------------------------------------

Long term obligations and redeemable preferred stock          Nil             Nil            Nil            Nil           Nil

------------------------------------------------------------------------------------------------------------------------------------

Cash dividends declared per common share                      Nil             Nil            Nil            Nil           Nil
------------------------------------------------------------------------------------------------------------------------------------

The above selected financial data in accordance with U.S. GAAP is indicated below:


------------------------------------------------------------------------------------------------------------------------------------
                                                                         For the years ended September 30th
------------------------------------------------------------------------------------------------------------------------------------
ITEM                                                    2003            2002            2001            2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                               $255,573        $173,801        $97,112         $126,313        $160,560
------------------------------------------------------------------------------------------------------------------------------------

Net loss for the year                               ($2,586,400)     ($615,024)    ($19,692,225)    ($8,957,412)    ($2,549,635)
                                                                      restated
------------------------------------------------------------------------------------------------------------------------------------

Basic and diluted net loss per common share           ($0.03)         ($0.01)         ($0.59)         ($0.36)         ($0.21)
                                                                      restated
------------------------------------------------------------------------------------------------------------------------------------

Total assets                                         $1,851,097       $709,237       $1,488,276     $15,715,937       $536,720
------------------------------------------------------------------------------------------------------------------------------------

Net assets (liabilities)                              $673,850      ($2,145,836)    ($5,127,511)    $13,664,132     $($300,345)
------------------------------------------------------------------------------------------------------------------------------------

PHOTOCHANNEL NETWORKS INC. FORM 20-F

------------------------------------------------------------------------------------------------------------------------------------

                                                                          For the years ended September 30th
------------------------------------------------------------------------------------------------------------------------------------

                                                        2003           2002            2001            2000             1999
------------------------------------------------------------------------------------------------------------------------------------

Share Capital                                       $31,718,518     $26,282,689     $24,060,071     $16,207,086      $9,925,892
------------------------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares             89,448,942      59,479,315      33,187,579      21,873,716      12,112,461
outstanding
------------------------------------------------------------------------------------------------------------------------------------

Long term obligations and redeemable preferred          Nil             Nil             Nil             Nil             Nil
stock
------------------------------------------------------------------------------------------------------------------------------------

Cash dividends declared per common share                Nil             Nil             Nil             Nil             Nil
------------------------------------------------------------------------------------------------------------------------------------


                           CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this annual report are in Canadian dollars, unless we indicate otherwise. In the following table we set forth:

      o the rates of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of each of the periods indicated;
      o the average of the exchange rates in effect on the last day of each month during such periods; and
      o the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.


                               PREVIOUS SIX MONTHS

---------------------------------------------------------------------------------------------------------------------
                            SEPTEMBER     OCTOBER          NOVEMBER         DECEMBER     JANUARY         FEBRUARY
                              2003         2003             2003             2003          2004            2004
---------------------------------------------------------------------------------------------------------------------
High Rate                    1.3976          1.3556          1.3433         1.3420         1.3360         1.3512
---------------------------------------------------------------------------------------------------------------------

Low Rate                     1.3363          1.3010          1.2928         1.2905         1.2679         1.3065
---------------------------------------------------------------------------------------------------------------------

                            YEARS ENDING SEPTEMBER 30

---------------------------------------------------------------------------------------------------------------------
                                            2003            2002            2001            2000           1999
---------------------------------------------------------------------------------------------------------------------
Rate at end of Period                      1.3536          1.5785      1.5775          1.5009          1.4682
---------------------------------------------------------------------------------------------------------------------

Average Rate During Period                 1.4648          1.5730      1.5351          1.4719          1.5035
---------------------------------------------------------------------------------------------------------------------

High Rate                                  1.5991          1.6195      1.5832          1.5150          1.5648
---------------------------------------------------------------------------------------------------------------------

Low Rate                                   1.3305          1.5024      1.4895          1.4310          1.4447
---------------------------------------------------------------------------------------------------------------------


On September 30, 2003 and February 29, 2004, the noon buying rate in New York City for cable transfers in US dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.3536 and $1.3360, respectively, equals US $1.00.

PHOTOCHANNEL NETWORKS INC. FORM 20-F


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

Since inception we have operated at a loss and, at September 30, 2003, had an accumulated deficit of $40,176,059 and a working capital position of $388,277. Historically, we have funded our operating, administrative and development costs through the sale of equity capital or debt financing. We have had and will continue to have capital requirements in excess of our currently available resources. Currently, we are able to meet our financial commitments as they come due. We are dependent upon the proceeds of future financings to further finance the development and implementation of our business objectives. In the event that our plans and/or assumptions change or prove inaccurate, or we are unable to obtain further financing, or such financing and other capital resources, in addition to projected cash flow, if any, prove to be insufficient to fund operations, our continued viability could be at risk. To the extent that any such financing involves the sale of our equity securities, the interests of our then existing shareholders could be substantially diluted. There is no assurance that we will be successful in achieving any or all of these objectives over the coming year and, accordingly, there exists substantial doubt that we will be able to continue as a going concern.

We are implementing a plan to address these issues and to enable us to continue as a going concern through the end of fiscal year 2004 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expanding our customer base, and the subsequent realization of sufficient revenues produced by this network. However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained. The accompanying financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

As a result of equity financing activities, as of September 30, 2003, we had cash, cash equivalents and short-term investments of approximately $1,449,410 and as of February 29, 2004, we had cash, cash equivalents and short-term investments of $419,449.

In addition, we currently are generating monthly revenues of approximately $80,000, of which $40,000 relates to recurring revenues from the use of our Network. Accordingly, based on our planned operations during fiscal 2004, we believe that we have sufficient funds for the next four months without need to access the equity markets. Although we do not believe that there is an immediate need for additional capital, we anticipate accessing the equity markets for additional funding depending on actual sales and resulting cash flow during this

PHOTOCHANNEL NETWORKS INC. FORM 20-F


period. Should our revenue not grow during the next 12 months we would be required to raise approximately $1,800,000 to sustain our current level of operations for this period.

Although we do not believe that we have an immediate need for capital, we have yet to generate sufficient revenues to cover our operating expenses. Accordingly, if we are unable to generate positive cash flow from operations or continue to raise funds, we may be required to either limit, curtail, cease or stop operations. In the event that we cease or stop operations, shareholders could lose their entire investment.

IF WE NEED ADDITIONAL FINANCING AND SUCH FINANCING IS NOT AVAILABLE, WE MAY BE FORCED TO LIMIT OR CURTAIL OPERATIONS.

We may need additional capital if:

      o     we are unable to generate sufficient revenues to cover operations;
      o     our creditors demand payment;
      o     we determine necessary to expand our business; or
      o     we encounter unanticipated expenses.

To date we have been able to raise funding, however, we have not been successful at generating revenues sufficient to fund our operating expenses. If market conditions are conducive, we may be able to raise capital through:

      o the exercise of common share purchase warrants already in the market; or
      o the sale of equity or debt securities in private or public offerings.

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

We have been focused on the Canadian marketplace. Although we have a limited number of customers in the United States, it is now our intent to focus more on the United States marketplace. The United States marketplace for photofinishing is approximately twenty times the size of the Canadian marketplace and should we be successful in the United States market, we would expect a substantial portion of our operations to be based on sales and services rendered to customers in the United States. As a result, our financial performance will be affected by fluctuations in the value of the US dollar to the Canadian dollar. At the present time, we have no plan or policy to utilize forward contracts or currency options to minimize this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

OUR AUDITED FINANCIAL STATEMENTS CONTAIN A FOOTNOTE ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN. THE AUDITOR'S REPORT ON OUR SEPTEMBER 30, 2003 FINANCIAL STATEMENTS CONTAINS ADDITIONAL COMMENTS THAT INDICATE THAT SUBSTANTIAL DOUBT EXISTS ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN. IF WE ARE UNABLE TO CONTINUE AS A GOING CONCERN, WE WOULD BE REQUIRED TO RESTATE OUR FINANCIAL STATEMENTS ON A LIQUIDATION BASIS.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Our financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of September 30, 2003, we had an accumulated deficit of $40,176,059, which, if prepared under US GAAP, would have been an accumulated deficit of $42,504,328. We continue to incur operating losses, including losses of $3,282,445 during fiscal 2003 (2002 - $5,334,672, 2001 - $20,259,747). Our ability to continue as a going concern and the recoverability of the amounts expended on research and development are dependent on our ability to achieve profitable operations or sufficient proceeds from the sale of our software related projects. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which our financial statements were prepared.

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

We believe, but cannot assure, that we will be able to continue to raise equity financing. In addition, our operating revenues from our Network solution have continued to increase during the year ended September 30, 2003.

OUR PRODUCTS ARE RELATIVELY NEW. IF THEY ARE NOT ACCEPTED IN THE MARKETPLACE, OUR BUSINESS COULD BE MATERIALLY AND ADVERSELY AFFECTED.

Our Network has only been marketed since May 2001. There can be no assurance that our services will receive the widespread market acceptance necessary to attain profitable operations. Even if our services attain widespread acceptance, there can be no assurance we will be able to meet the demands of our customers on an ongoing basis. Our operations may be delayed or halted as a result of the failure to perform as described. Such delays or failure would seriously harm our reputation and future operations. We cannot assure that the Network will be accepted in the marketplace to yield material and sustained revenues. If our product is not accepted in the market place, our business could be materially and adversely affected.

Our business is focused on a market niche that has never been fully addressed, and hence our operations are subject to a high level of uncertainty and risk. As the market for our service is new and evolving, it is difficult to predict the size of the market, the future growth rate, if any, or the level of premiums the market will pay for our services. There can be no assurance that the market for our services will emerge to a profitable level or be sustainable. There can be no assurance that any increase in marketing and sales efforts will result in a larger market or increase in market acceptance for our services. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our proposed services do not achieve or sustain market acceptance, our proposed business, results of operations and financial condition will continue to be materially and adversely affected.

IF WE ARE UNABLE TO RESPOND TO RAPID TECHNOLOGICAL CHANGE AND IMPROVE OUR PRODUCTS, OUR BUSINESS COULD BE MATERIALLY AND ADVERSELY AFFECTED.

The market for our products is characterized by:

      o     rapidly changing technology;
      o     evolving industry standards; and
      o frequent new introductions which may be comparable or superior to our products.

Our success will depend upon market acceptance of our existing solution and our ability to enhance these solutions and introduce new solutions and features to meet changing customer requirements. We cannot assure that we will be successful

PHOTOCHANNEL NETWORKS INC. FORM 20-F

in identifying, manufacturing and marketing new solutions or enhancing our existing solutions. We may introduce unsatisfactory solutions to the market, negatively impacting our ability to generate sales. In addition, we cannot assure that solutions or technologies developed by others will not render our solutions or technologies non-competitive or obsolete.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our solutions and our networking services. The Internet and the e-commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing online operations, network services and proprietary technology and systems obsolete. Our success will depend, in part, on our ability to license leading technologies useful in our business, enhance our existing services, develop new services and technology that address the varied needs of our existing and prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our solutions, the network services and other proprietary technology entails significant technical, financial and business risks. There can be no assurance that we will successfully implement new technologies or adapt our solutions, network services, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If we are unable to adapt in a timely manner in response to changing market conditions or customer requirements for technical, legal, financial or other reasons, our business could be materially adversely affected.

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

We operate in a competitive market place. Our success is dependent upon our ability to maintain our current customers and obtain additional customers. Many of our potential competitors have:

      o     longer operating histories;
      o     significantly greater financial, technical and marketing resources;
      o     greater name and product recognition; and
      o     larger existing customer bases.

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

WE RELY ON OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS. IF WE ARE UNABLE TO MAINTAIN RELIABILITY OF OUR NETWORK WE MAY LOSE BOTH PRESENT AND POTENTIAL CUSTOMERS.

Our ability to attract and retain customers depends on the performance, reliability and availability of our services and network infrastructure. We may experience periodic service interruptions caused by temporary problems in our own systems or software or in the systems or software of third parties upon whom we rely to provide such service. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems and interrupt our services. Computer viruses, electronic break-ins or other similar disruptive events also could disrupt our services. System disruptions could result in the unavailability or slower response times of the website(s) we host for our customers, which would lower the quality of the consumers' experiences. Service disruptions could adversely affect our revenues and if they were prolonged, would seriously harm our business and reputation. We do not carry business interruption insurance to compensate for losses that may occur as a result of these interruptions. Our customers depend on Internet service providers and other website operators for access to our Network. These entities have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Moreover, the Internet network infrastructure may not be able to support continued growth. Any of these problems could adversely affect our business.

The infrastructure relating to our services are vulnerable to unauthorized access, physical or electronic computer break-ins, computer viruses and other disruptive problems. Internet service providers have experienced, and may continue to experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees and others. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. Security breaches relating to our activities or the activities of third-party contractors that involve the storage and transmission of proprietary information could damage our reputation and relationships with our customers and strategic partners. We could be liable to our customers for the damages caused by such breaches or we could incur substantial costs as a result of defending claims for those damages. We may need to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Security measures taken by us may not prevent disruptions or security breaches.

WE RELY ON THIRD PARTIES FOR THE DEVELOPMENT AND MAINTENANCE OF THE INTERNET AND THE AVAILABILITY OF INCREASED BANDWIDTH TO USERS

The success of our business will rely on the continued improvement of the Internet as a convenient means of consumer interaction and commerce. Our business will depend on the ability of our customers' consumers to use the Network without significant delays or aggravation that may be associated with decreased availability of Internet bandwidth and access to our Network. This will depend upon the maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products such as high speed modems for providing reliable Internet access and services. The failure of the Internet to achieve these goals may reduce our ability to generate significant revenue.

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

Our success and ability to compete depends, to a large degree, on our current technology and, in the future, technology that we might develop or license from third parties. To protect our technology, we have used the following:

PHOTOCHANNEL NETWORKS INC. FORM 20-F


      o     confidentiality agreements;
      o     retention and safekeeping of source codes; and
      o     duplication of such for backup.

We are in the process of inquiring into and applying for patents in Canada and the United States.

Despite these precautions, it may be possible for unauthorized third parties to copy or otherwise obtain and use our technology or proprietary information. In addition, effective proprietary information protection may be unavailable or limited in certain foreign countries. Litigation may be necessary in the future to:

      o     enforce our intellectual property rights;
      o     protect our trade secrets; or
      o determine the validity and scope of the proprietary rights of others.

Such misappropriation or litigation could result in substantial costs and diversion of resources and the potential loss of intellectual property rights, which could impair our financial and business condition. Although currently we are not engaged in any form of litigation proceedings in respect to the foregoing, in the future, we may receive notice of claims of infringement of other parties' proprietary rights. Such claims may involve internally developed technology or technology and enhancements that we may license from third parties. Moreover, although we sometimes may be indemnified by third parties against such claims related to technology that we have licensed, such infringements against the proprietary rights of others and indemnity there from may be limited, unavailable, or, where the third party lacks sufficient assets or insurance, ineffectual. Any such claims could require us to spend time and money defending against them, and, if they were decided adversely to us, could cause us to:

      o     pay damages;
      o     be subject to injunctions; or
      o halt deployment of our Network and products while we re-engineer them or seek licenses to the necessary technology, which necessary technology may increase our costs and might not be available on reasonable terms.

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

In addition, we may require additional capabilities, especially in our representation on the board of directors. We cannot assure that we will be successful in attracting personnel of the appropriate caliber.

         THE FOLLOWING RISKS RELATE TO THE MARKET FOR OUR COMMON SHARES

AT PRESENT, THERE IS A LIMITED MARKET FOR OUR COMMON SHARES IN THE UNITED STATES. IF A SUBSTANTIAL AND SUSTAINED MARKET FOR OUR COMMON SHARES DOES NOT DEVELOP IN THE UNITED STATES, OUR US SHAREHOLDERS' ABILITY TO SELL THEIR SHARES MAY BE MATERIALLY AND ADVERSELY AFFECTED.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Our common shares trade in Canada on the TSX Venture Exchange. Trading of these shares is presently concentrated in the Canadian marketplace. At present there is a limited trading market in the United States for our common shares and such is unlikely to develop further under the present circumstances. We have no agreement with any broker-dealer to act as a market-maker for our common shares. If one or more broker-dealers become a market maker in our shares, the shares may be quoted on the OTC Bulletin Board. Any trading will be limited to the non-NASDAQ over-the-counter market. We presently do not qualify for trading on either NASDAQ or on any US stock exchange because we do not meet any of those organizations' financial listing requirements. Further, there can be no assurance that our securities will ever qualify for such listing. Accordingly, there can be no assurance that any US market for our securities will develop or, that if developed, it will continue. The absence of such a US market would materially and adversely affect the ability of US shareholders to sell their shares.

At the present time, all of our revenues are retained by us and used to fund our growth. The payment of dividends on the common shares is within the discretion of our Board of Directors and will depend upon our future earnings, our capital requirements, our financial condition, and other relevant factors. We do not currently anticipate declaring any dividends on our common shares in the foreseeable future.

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

At present our common shares are deemed to be a "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks:

      o     with a price of less than five US dollars per share;
      o     that are not traded on a recognized national exchange;
      o whose prices are not quoted on the NASDAQ automated quotation system;
      o     of issuers with net tangible assets less than
            o $2,000,000 if the issuer has been in continuous operation for at least three years; or
            o $5,000,000 if in continuous operation for less than three years; or
      o of issuers with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act, and Rule 15g-2 of the Securities and Exchange Commission, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer:

      o to obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;
      o to determine reasonably, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience so as to be reasonably capable of evaluating the risks of penny stock transactions;
      o to provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination above; and
      o to receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Compliance with these requirements may make it more difficult for holders of our common shares to resell their shares to third parties or to otherwise dispose of them in the United States.


ITEM 4.  INFORMATION ON THE COMPANY

SUMMARY

We develop and market digital imaging technology, which connects the photofinishing retailer to its customer through a wide variety of businesses including professional and commercial photo processing labs, image content owners and targeted portal services. We have created and manage a digital Network environment whose focus is on delivering digital image orders from capture to fulfillment under the control of our originating Network partner.

This Network is described in greater detail in "Our Products" in Item 4.B Business Overview below.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated on December 1, 1995 pursuant to the laws of British Columbia, Canada under the name InMedia Presentations Inc. We obtained receipts in April 1997 for a Prospectus filed with the British Columbia Securities Commission and the Ontario Securities Commission. Our shares were subsequently listed for trading on the Montreal Exchange on April 21, 1997 under the trading symbol "IMD". We changed our name on July 14, 1999 to PhotoChannel Networks Inc. and concurrently changed our symbol on the Montreal Exchange to "PNI". In September 2001 the Montreal Exchange ("ME") merged with the Canadian Venture Exchange ("CDNX") and effective October 1, 2001 we began trading on the CDNX. Subsequently the CDNX was acquired by the TSX Venture Exchange in 2002 and on April 1, 2002 we were listed for trading on the TSX Venture Exchange.

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

      PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES SINCE OCTOBER 1, 1997

We continue to develop, change and enhance our software and product offerings. Since October 1, 1999, the only capital divestiture has been the filing by our US operating subsidiary, PhotoChannel, Inc., under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001. The only capital expenditures have been for computer equipment and software, development and furniture and leaseholds, which occurred in the normal course of our operations. Our total capital expenditures were approximately $264,123 for the year ended September 30, 2003 compared with $1,882 in 2002, $1,186,256 in 2001, $4,710,973 in 2000 and $54,359 in 1999. We
have financed these expenditures primarily by issuing debt and common shares. Further details applicable to our anticipated capital expenditures and funding sources are detailed in Liquidity and Capital Resources in Item 5.B.

      PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES CURRENTLY IN PROCESS

As of February 29, 2004 there were no capital expenditures or divestitures in process outside of the normal course of business.

PHOTOCHANNEL NETWORKS INC. FORM 20-F


                  PUBLIC TAKEOVER OFFERS SINCE OCTOBER 1, 2000

There have been no public takeover offers by third parties in respect of our shares or by us in respect of other companies' shares since October 1, 2000.

B. BUSINESS OVERVIEW

Historically, we have been in the business of developing and marketing digital imaging software products for use by consumers and businesses. We originally formed to develop and market a suite of "easy to use" multimedia presentation products for use by consumers wishing to present and display images captured on digital cameras and photo scanners. We marketed these products under the trade name Slides & Sound PlusTM. We discontinued development of these products during 1999 in order to focus on the development of our e-Processing and network strategy. During the fiscal year ending September 30, 2000, all of our revenue was generated from the sale of our multimedia presentation products. However, as of January 31, 2001, we no longer actively marketed or supported these products.

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

On October 2, 2000, we launched an e-Processing service with the introduction of a photofinishing, e-Processing service as a business - to - consumer strategy providing film processing, scanning, storage and printing of digital images directly to US consumers via our wholly owned US subsidiary, PhotoChannel, Inc. This was to be a joint strategy between our future Network members and the "mail order" model of our US subsidiary. With this launch, we were able to beta test the technology and the marketing of this concept. Our US subsidiary was attempting to target digital camera users who required a photofinishing solution and eventually it was our goal to also provide photofinishing fulfillment through our future Network of professional photofinishing retailers. Regardless of whether our US subsidiary's customers or our future retailer's customers were digital camera or conventional film photographers, our Network member's customers would be able to preview and edit their digital/digitized pictures online before ordering any prints.

In March 2001, we went through a major reorganization, which resulted in a change of management, a complete corporate restructuring and a change in business focus. We determined that we could not offer both solutions, as the e-processing "mail order" model provided by our US subsidiary was, in fact, competing with our Network model. In April of 2001, we ceased to provide the e-processing mail order option. On November 1, 2001, after attempting to debt settle with creditors of our US subsidiary, our US operating subsidiary, PhotoChannel, Inc. filed under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut.

Subsequent to March 2001, our focus has been one of a digital imaging technology provider for a wide variety of businesses including photofinishing retailers, professional and commercial photo processing labs, image content owners and targeted portal services. We have created and manage a digital network environment whose focus is on delivering digital image orders from capture to fulfillment under the control of our originating Network member.

On May 10, 2001 the first retail Network members outfitted with their own branded Internet sites were activated onto the Network. These retailers accept the upload of images that originate within digital cameras or have been scanned within the store environment to sites we create and host. Our Network is a

PHOTOCHANNEL NETWORKS INC. FORM 20-F


transparent component to the consumer, existing solely as the technology backbone of the retailer's digital imaging strategy.

With the establishment and launch of our Network, we distanced ourselves from our immediate past of being an Internet photofinishing "mail order" service into an Internet infrastructure company that manages a Network environment that today is focused on delivering digital imaging from order origination to fulfillment through our retail relationships and connectivity to the retail locations.

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

The primary target market for our Network services are print origination members such as communities, portals and retailers, and print fulfillment members such as photofinishing retailers.

The use of digital cameras is increasing and management believes that the popularity of the digital camera will continue to grow as the cost of such cameras continue to decrease and the availability of photographic quality digitized print services increases. InfoTrends predicts that 20% of US households own a digital camera already, and that was expected to grow to 30% by the end of 2003. InfoTrends further predicts that 45% of consumers with Internet connectivity owned a digital camera in 2002 and that 24% planned to purchase their first digital camera by the end of 2003. The worldwide install-base of digital cameras has risen quickly since their introduction in the mid 1990's. There is no demographic in which digital cameras are exclusive to, nor is there a prohibitive degree of technological sophistication required to operate these cameras.

Photofinishing retailers have viewed digital camera penetration as threatening their future. According to PMA's "Photo Industry 2004 Review and Forecast" film processing volume fell by an estimated 6% in 2003 to 686 million rolls in the United States and processing revenue fell by nearly 8%, to $5.4 billion. As consumers shift their picture-taking activity from film to digital, one of the greatest challenges has been making them aware of the options for printing their digital pictures. The effect of digital imaging today and the future forecasting indicates that digital will have an additive effect on the growth of picture taking. Photofinishing News estimates that total worldwide photo exposures were 92 billion in 2001 with 81% derived from film and 19% from digital. Worldwide exposures are projected to grow at a Compound Annual Growth Rate of 8% with film representing 59% and digital representing the remaining 41%. Translated into photofinishing revenue, it is anticipated that digital photofinishing will be a $7,694,000,000 worldwide industry by 2005, up from $713,000,000 in 2001.

The most important point in all of these forecasts is the belief of our management that the consumer will not change their habits - they will continue to look to the photofinishing retailer as their destination for convenient, quality driven printing. The photofinishing retailers are making changes to ensure they remain at the center of the photofinishing universe. As picture taking becomes digital, the retailers want to ensure they retain the foot traffic in their stores and the relationship with their customers. The first step for them is ensuring they have equipment that can print digital images and can create digital images from film. The piece of equipment the retailers are utilizing is known as the "digital minilab".

PHOTOCHANNEL NETWORKS INC. FORM 20-F


According to PMA, 53% of specialty retailers operated digital minilabs in 2002, compared to only 19% in 2001. Twenty-nine percents planned to add a digital minilab during 2003. The growing availability of digital minilab equipment is reflected in the share of prints produced by digital minilabs. Specialty retailers produced 62% of the prints they made during 2002 using digital equipment. Of significant interest is that over 75% of the world's photofinishing is done by less than 20% of its retailers. With large volume retailers being the most advanced retailers, it is projected that over 75% of the world's photofinishing volume will be processed by retailers who are 100% digitally capable by the end of 2004.

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

With the establishment and launch of our Network, we distanced ourselves from our immediate past of being an Internet photofinishing "mail order" service into an Internet infrastructure company that owns retail relationships, the connectivity to the retail locations and manages a Network environment that today is focused on delivering digital imaging from order origination to fulfillment.

In October 2002, we launched our Network with our first large retail chain, Black Photo Corporation ("Black's"). Black's is a wholly owned subsidiary of Fuji Film Canada. Black's owns and operates 168 photo retail stores across Canada under the Black's and Astral banners. As part of our Network, we developed a fully syndicated white branded site at www.blackphotocenter.com, which prints back to a large Canadian wholesaler and is then delivered back to a Black's location of the customer's choice for pickup, or is mailed or couriered back to the customer, at the customer's option. Black's has advised us that in 2004, it intends to use our Network's capability to print directly to their retail locations, thus creating a one hour digital printing service.

During fiscal 2003, we increased our retail photofinishing base to include such companies as Wal-Mart Canada, Loblaw Group of Companies and Sobeys Inc. in Canada and Giant Eagle, Inc. in the United States.

SUMMARY OF GROSS REVENUES

                                                                   September 30,
                                        ------------------------------------------------------------------------
                                                       2003                   2002                   2001
Multimedia Products                     $                     -   $                    -   $              26,046
Online Photofinishing                                         -                        -                  41,758
Network                                                 255,573                  173,801                  29,308
                                        -----------------------   ----------------------   ---------------------
Total Revenue                           $               255,573   $              173,801   $              97,112
                                        =======================   ======================   =====================

PHOTOCHANNEL NETWORKS INC. FORM 20-F


COMPETITION

Online photo print service

Internet photography service providers offer different services, some associated with photofinishing, others with archiving and sharing, and some provide a comprehensive photo-community service such as we launched. The following are the common services provided:

o Content - the ability to offer uploading through photofinishing or other devices, as well as photo enhancing options. Internet portals can charge for the uploading service or provide it free of charge. Some companies offer the content for online photography community sites, promoting photographic education via articles and photo-magazine subscriptions or via chats and lectures with professional photographers.

o Sharing/Albums - via the creation of albums and archives, many of the sites offer the ability to view and share photos.

o Photofinishing - is generated through prints, reprints, enlargements, gift items and sales of photo hardware and supplies.

o Community - communities offer an interactive location where the user can find a one-stop-shop catering to photography.

We offered all of these services through our syndicated websites.

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

Network

The market for our solutions and technologies are new, evolving and growing rapidly. Our business model of being an open, scalable and secure network provider for the photofinishing industry is currently unique. The most notable names in the online photofinishing business, names such as Kodak's Ofoto, Shutterfly and Snapfish, are not our direct competitors. These companies have

PHOTOCHANNEL NETWORKS INC. FORM 20-F


focused on a pure business to consumer model of online photofinishing. These players are competing with the established "mail order" players such as Mystic Color and District Photo (the world's largest mail order photofinishing operator). It's worth noting that mail order has vanished as a market force over the last decade as the one-hour onsite operations of retailers have come to dominate the photofinishing landscape.

The photofinishing retailers are our true customers. Organizations such as Kodak, Fuji, Pixel Magic, Lifepics and Fotowire all work with retailers in terms of providing equipment to scan silver halide images to digital and some provide online storage and web site hosting. We believe that we can co-exist in many retail environments with these other industry players without directly competing with them, as our services are independent of the type of digital imaging hardware the retailer prefers to use. We also believe that we can deliver the secure network component and lab broker system of delivering print orders from outside parties without having to compete on the equipment, hosting and storage business.

Kodak, through PhotoNet, was developing a similar network, however it was restricted to Kodak affiliates. Prior to Kodak's decision to completely shut down its operations in October 2001 it was in fact being rejected by most retailers as Kodak had publicly announced it was working on a direct to consumer strategy based on a new service called Print@Kodak, which superseded PhotoNet. Some larger retailers have created internal networks, however, such networks are restricted to that retailer's stores. These companies mentioned above are all in various stages of competitive stance and we believe that we will be able to work with most of them without having to directly compete, as our relationships with the retailer is centered on building the actual physical network in a way that leaves the retailer in complete possession of their customers. We do not get between a retailer and their customers.

We are the only company offering a complete solution that creates a secure and open network, which is agnostic to the brand of hardware being utilized by the photofinishing retailer. This allows different retailers and web properties to do business together if they so desire. Up until now, the climate has been fairly one-dimensional with closed, non-integrated networks. Our business model is allowing us to create the first true open and multi-dimensional digital image network.

Our current customers, when given the alternative of "white branding", have gravitated quickly toward our solutions of technology coupled with our private label branding, service and flexibility. Photofinishing retailers need innovative digital imaging goods and services. In many cases the big hardware, paper and chemistry companies, such as Kodak and Fuji, are not servicing these accounts properly.

We believe that one of our advantages is that we are a small enough organization to make speedy and informed decisions. This flexibility means the retailer or their customer does not have to go through a bureaucracy to get a decision. We believe that the principal factors enabling us to compete, include: a complete solution service; strategic market positioning; channel distribution; and the functionality and architecture of our technologies. The relative importance of each of these factors depends upon the specific customer involved.

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

PHOTOCHANNEL NETWORKS INC. FORM 20-F


On February 14, 2002, the PhotoChannel LP was formed under a Limited Partnership Agreement to carry on the sales, marketing and deployment of the PhotoChannel Network in Canada. The partnership initially sold 1,250 Limited Partnership units in June 2002, at a price of $1,000 per unit, raising $1,250,000. In December 2002 and September 2003, the partnership sold an additional 115 units and 245 units, respectively, at a price of $1,000 per unit, raising $360,000. We have granted to the PhotoChannel LP a software license to commercially exploit the PhotoChannel Network in Canada. Pursuant to an operating agreement, we will receive payments for services provided to the PhotoChannel LP from a software license agreement and management and operating services agreements (representing software rights, management, personnel and facilities and equipment that we have agreed to provide to the PhotoChannel LP), which will enable us to continue its development, deployment and exploitation of its digital imaging network software in other market segments.

It is a condition of the PhotoChannel LP agreement that each limited partner enter into an agreement with us, pursuant to which we have the option to acquire all the Limited Partnership units from the limited partners, at any time on or before June 30, 2004. Each of the Limited Partnership units sold in June and December 2002 may be exchanged for 10,000 of our units, each unit being comprised of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of us, at a price of $0.10 per share, at any time on or before the earlier of two years from the date of issue of the Limited Partnership units and June 30, 2004. Each Limited Partnership unit sold in September 2003 may be exchanged for 10,000 of our common shares.

In view of the existence of our option to acquire the Limited Partnership units from the limited partners, certain common ownership and management of us and the Limited Partnership and that we control the PhotoChannel LP, the partnership equity is presented within our shareholders' equity and the accounts of the partnership have been consolidated with ours.

D. PROPERTY, PLANT AND EQUIPMENT

Our executive offices are located at 425 - 506 Carrall Street, Vancouver, British Columbia, Canada, V6B 6E3. The premises comprise approximately 4,337 square feet in an office building. The premises are leased from an unaffiliated party for a period of forty-nine months expiring on July 31, 2007. The base monthly rent is approximately $3,994.50 for the period July 1, 2003 to May 31, 2004 and $6,505.50 for the period June 1, 2004 to July 31, 2007.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                                     GENERAL

In this section, we explain our consolidated financial condition and results of operations for each of the years ended September 30, 2003, 2002 and 2001. As readers read this section, they may find it helpful to refer to our consolidated financial statements at the end of this annual report and the information contained in the section entitled "Selected Financial Data" in Item 3 of Part I of this annual report.

Our consolidated financial statements were prepared in accordance with Canadian GAAP. See Note 19 to the September 30, 2003 consolidated financial statements for a discussion of material measurement differences between Canadian and US GAAP, as it relates to us.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenues and

PHOTOCHANNEL NETWORKS INC. FORM 20-F


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

Revenue recognition: During fiscal year 2003, we earned installation, commission and membership revenue from the provision of the PhotoChannel Network to electronically connect photofinishing retailers to their customers, through the Internet. Revenue received in advance from installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photofinishing retailers for the connection to the PhotoChannel Network is earned and recognized monthly as the connection is provided. Revenue from commissions earned on transactions processed by the photofinishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer.

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

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this annual report that are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future results of operations. Also, when we use such words as "believe," "expect," "anticipate," "plan," "could," "intend" or similar expressions, we are making forward-looking statements. Readers should note that an investment in our securities involves certain risks and uncertainties that could affect our future financial results. Although we believe that the assumptions that we have used in making forward-looking statements are reasonable, our actual results could and most likely will differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in this annual report:

      o     elsewhere in this Item 5.; and

      o     in the "Risk Factors" subsection of Part I, Item 3 "Key
            Information."

Given these uncertainties, we caution readers not to place undue reliance on such forward-looking statements.

A. OPERATING RESULTS

From October 2000 until December 2000 we focused on our subsidiary, PhotoChannel, Inc. Through funding our subsidiary, PhotoChannel, Inc., we were able to assemble a team and develop the infrastructure believed necessary to capture market share in the online ("mail order") photofinishing industry.

PHOTOCHANNEL NETWORKS INC. FORM 20-F


In January 2001, it became very apparent that this business was not sustainable. On March 19, 2001 a new management team took over our operations. The new management team quickly changed focus from being an online photo portal and worked on our restructuring. This restructuring included drastic cuts in staffing and consultants, travel and marketing and focused operations on the deployment of a retailer based network of digital photofinishing.

Our main business focus became being a technology producer and integrated provider of services for the photofinishing retailer. We no longer attempted to compete with the retailer through the online "mail order" concept, but began to support and help the retailer grow and meet the increasing needs of their customers. The new business model focused strictly on a business to business model and ceased all further development of the business to consumer model that our US subsidiary had been developing. Our focus was to complete the "Network", which would enable the delivery of digital photo image orders under the control of the originating photofinishing retailer.

We installed our first retail member to the Network in May 2001. Our new technology, at this point, was completed and stable. Significant feature additions were added over the next few months and today our technology allows us to build completely customized retailer branded web sites within hours and connect them to our lab server environment in the retail store. The photo retailer now has full administrative control over their customer's orders and accounts. Our lab server software now connects to any retailer using any one of twelve of the most popular digital printing and/or scanning devices on the market today. These include such established brands as the Fuji Frontier digital minilab(s), Noritsu digital minilab(s), Agfa D-lab digital minilab and the Konica digital minilab(s). Our technology is open and scalable, providing a vast market within which to sell our products and services.

During the remainder of 2001 and during 2002, we worked on automating all of our processes and procedures in order to reduce future costs. We built an online knowledge database, which significantly reduces the costs of service and support, along with automating sign-up and installation processes connecting retail stores to our Network.

Today, although we have solved many of our past problems, we continue to be beset with the challenge of raising additional capital to rapidly deploy our solution and achieve profitability. We believe that we are well positioned to profit from the large, ever increasing, digital imaging market.

              YEAR ENDED SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

Revenue

Revenue for the year ended September 30, 2003 was $255,573 versus $173,801 for the year ended September 30, 2002. Revenue increased by 47% due to an increase in installation fees and a 2,410% increase in transaction fees as an increased number of retailers and consumers began to adopt our services. We defer revenue from installation fees earned for the set-up of a customer website and recognizes it as income over the estimated term of the customer relationship period. At September 30, 2003, we had deferred revenue of $60,000. Membership fees during fiscal 2003 were reduced, as we changed our strategy of providing ADSL (high speed) Internet connections to the photofinishing retailer. Photofinishing retailers now contract directly with the ADSL providers. This also resulted in a significant decrease in our cost of sales. During fiscal 2003 and 2002, 100% of the Company's revenue was derived from the provision of Network services, compared to only 30% or $29,308 for the year ended September 30, 2001.

Management's strategy is to focus on being a digital imaging technology provider for a wide variety of businesses including: photofinishing retailers; professional and commercial photo processing labs; image content owners; and targeted portal services. Our digital Network is focused on delivering digital image orders from capture to fulfillment under the control of the originating photofinishing retailer. We charge our photofinishing retailers an upfront fee

PHOTOCHANNEL NETWORKS INC. FORM 20-F


for the development of its website, a monthly fee for their connection to the Network and take a percentage of all gross print revenues derived through the Network. In addition, we charge the customers of the photofinishing retailers a storage fee for hosting their digital images.

Operating Expenses and Net Loss

Losses incurred by the Limited Partnership in 2002 and 2003 are allocated first to the Limited Partnership units to the extent of their equity investment and thereafter to us. In 2002, we previously attributed all losses to our common shareholders. Accordingly, the loss for 2002 has been restated for comparative purposes to allocate losses to the Limited Partnership units to the extent of its equity. This restatement has had the effect of reducing the deficit attributable to our common shareholders at September 30, 2002 from $38,963,665 to $37,726,075, the net loss attributed to common shareholders from $1,851,661 to $614,071 and the basic and fully diluted net loss per share from $0.03 to $0.01.

We recorded a loss for the year ended September 30, 2003 of $2,449,984 ($0.03 per share). This represents an increase of 1,835,913 or 299% as compared to the restated loss of $614,071 ($0.01 per share) for the year ended September 30, 2002. The significant increase in loss was a result of the change in treatment of the loss attributable to Limited Partnership units (2003 - $372,410 versus 2002 - $1,237,590); the gain on the bankruptcy of our US subsidiary in fiscal 2002 of $2,746,944; and the reduction on gain on the settlement of obligations (2003 - $457,599 versus 2002 - $808,774). The extent of the current period's increase in loss was partially offset by a large reduction in operating expenses during fiscal 2003. A comparison of operating results and non-operating events for the two years ended September 30 are set out in the table below.

DESCRIPTION                                                         2003              2002
Loss from operations                                            ($ 3,282,445)   ($  5,334,672)
Gain on bankruptcy of subsidiary                                           -        2,746,944
Gain on settlement of obligations                                    457,599          808,774
Loss attributed to limited partnership                               372,410        1,237,590
Other items                                                            2,452          (72,707)
                                                            ----------------- ------------------
Net loss for the year attributed to common shareholders         ($ 2,449,984)   ($    614,071)
                                                            ----------------- ------------------

In fiscal 2003, general and administration expenses decreased $1,580,039 to $1,528,449 (2002 - $3,108,488), a 50.8% decline over the comparable period of 2002. The largest contributors to this reduction during fiscal 2003 were as follow: salaries and consulting decreased by $1,097,854 due to both temporary and permanent layoffs; accounting and legal decreased by $231,071 due to a reduction of legal costs; and office and miscellaneous decreased by $299,284 primarily due to a reduction in travel.

In fiscal 2003, sales and marketing expenses increased $80,536 to $734,792 (2002
- $654,256), a 12.3% increase over the previous fiscal year. This increase was primarily attributable to distributor services provided by NBJ Enterprises Ltd., dba Skana Photo-Lab Products, who were issued common share purchase warrants for services provided. The common share purchase warrants were attributed a value of $93,000, which was determined using the Black-Scholes option-pricing model.

In fiscal 2003, research and development costs increased $174,705 to $789,189 (2002 -$614,484), a 28.4% increase over fiscal 2002. This increase is primarily due to the addition of staffing and consultants required to meet the demands of new customers and maintain our competitive edge in the marketplace by being the first to market with new value added solutions.

In fiscal 2003, amortization expense decreased $609,609 to $280,778 (2002 - $890,387), a 68.5% decrease over fiscal 2002. This reduction is primarily the result of certain of our equipment being fully amortized, along with replacing

PHOTOCHANNEL NETWORKS INC. FORM 20-F


old expensive equipment with new, less expensive and more cost effective, equipment. The purchase of this new equipment provides us with future growth potential and the ability scale much more efficiently, based upon its anticipated growth.

We recorded a gain on settlement of obligations of $457,599 during the year ended September 30, 2003 (2002 - $808,774; 2001 - $66,382). These amounts were the result of negotiating settlements with our creditors at less than the face value of the original obligations.

              YEAR ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001

Revenue

Revenue for the year ended September 30, 2002 was $173,801 versus $97,112 for the year ended September 30, 2001. Revenue increased by 79% due to the implementation and usage of our Network within photofinishing retailers. During fiscal 2002, 100% of our revenue was derived from the Network, compared to only 30% or $29,308 for the year ended September 30, 2001. During fiscal 2001, our discontinued business model, which had focused on the "mail order" printing service to US customers, accounted for $41,758 or 43% of our revenue and the sale of Multimedia Presentation Products contributed the remaining 27% or $26,046. In January 2001, we discontinued any further development and support of or Multimedia Presentation Products, although we continued to earn revenue from these products up to June 30, 2001.

Management's strategy going forward is to focus on that of being a digital imaging technology provider for a wide variety of businesses including, photofinishing retailers, professional and commercial photo processing labs, image content owners and targeted portal services. We have created and manage a digital network environment whose focus is delivering digital image orders from capture to fulfillment under the control of our originating Network member. We charge our photo retailers a monthly fee for their connection to our Network and take a percentage of all gross print revenue that is derived through the Network. In addition, we charge customers of our photo retailers a storage fee for hosting their digital images.

Operating Expenses and Net Loss

Losses incurred by the Limited Partnership in 2002 have been restated to first allocate to the Limited Partnership units to the extent of their equity investment and thereafter to us. In 2002, we previously attributed all losses to our common shareholders. Accordingly, the loss for 2002 has been restated for comparative purposes to allocate losses to the Limited Partnership units to the extent of its equity. This restatement has had the effect of reducing the deficit attributable to our common shareholders at September 30, 2002 from $38,963,665 to $37,726,075, the net loss attributed to common shareholders from $1,851,661 to $614,071 and the basic and fully diluted net loss per share from $0.03 to $0.01.

As a result, we recorded a restated net loss for the year ended September 30, 2002 of $614,071 ($0.01 per share) a decrease of $19,257,160 or 96.9%, as compared to the net loss of $19,871,231 ($0.60 per share) for the year ended September 30, 2001. The significant reduction of our net loss was a result of certain non-recurring items. During fiscal 2002, we recognized a gain of $3,555,718, represented by an expense recovery from the bankruptcy by our US subsidiary and the settlement of obligations at amounts which were less than previously expensed. In addition, we made significant reductions on expenditures for research and development, sales and marketing and general and administration. During fiscal 2001, our net losses increased due to a one time charge related to an amortization and impairment write down, as the result of us refocusing our business model. Excluding the impairment write down in the amount of $4,806,390 recognized at year end 2001 and described below, 82% of the fiscal 2001's losses occurred during the first six months of operations, or prior to the restructuring. A comparison of operating results and non-operating events for the two years ended September 30 are set out in the table below.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

DESCRIPTION                                                               2002               2001
Loss from operations                                                   ($  5,334,672)     ($20,259,747)
Gain on bankruptcy of subsidiary                                           2,746,944                 -
Gain on settlement of obligations                                            808,774            66,382
Loss attributed to limited partnership                                     1,237,590                 -
Other items                                                                  (72,707)           322,134
                                                                     ----------------- -----------------
Net loss for the year attributed to common shareholders                ($    614,071)     ($19,871,231)
                                                                     ----------------- -----------------


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

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Management's strategy going forward is to focus on that of being a digital imaging technology provider for a wide variety of businesses including, photofinishing retailers, professional and commercial photo processing labs, image content owners and targeted portal services. We have created and manage a digital network environment whose focus is delivering digital image orders from capture to fulfillment under the control of our originating Network member. We charge our photo retailers a monthly fee for their connection to our Network and take a percentage of all gross print revenue that is derived through the Network. In addition, we charge customers of our photo retailers a storage fee for hosting their digital images.

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

B. LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2003, for the first time since fiscal 2000, we had a positive working capital position of $388,277 compared to a working capital deficiency of $2,601,835 at September 30, 2002 (working capital deficiency of $6,484,812 at September 30, 2001). As a start-up company, which continues to strive for profitability, our main source of funds has been, and will continue to be, the sale of equity capital until we manage to reach a cash flow positive position.

For the year ended September 30, 2003 we raised a total of $5,691,899 of which $3,371,725 was from the issuance of our common shares and common share purchase warrants, $1,854,910 was on exercise of common share purchase warrants, $360,000 was through the issuance of limited partnership units and $105,264 on the repayment of demand loans.

We began generating revenues in July 2001 through our Network solution. In September 2002, we, through our limited partnership signed our first large Canadian national photofinishing retailer. Throughout fiscal 2003, we continued to sign on large Canadian retailers through our limited partnership and signed

PHOTOCHANNEL NETWORKS INC. FORM 20-F

our first large photofinishing retailer in the United States in December 2003. Currently, our operating expenses exceed revenues, and there continues to be significant risk that sufficient revenues will not be generated through the Network solution to sustain operations. As a result, we will need to raise funds from private and public equity or debt offerings in order to remain in business.

On February 14, 2002, the PhotoChannel LP was formed under a Limited Partnership Agreement to carry on the sales, marketing and deployment of the PhotoChannel Network in specified market segments. The partnership initially sold 1,250 Limited Partnership units in June 2002, at a price of $1,000 per unit, raising $1,250,000. In December 2002 and September 2003, the partnership sold an additional 115 units and 245 units, respectively, at a price of $1,000 per unit, raising $360,000. We have granted to the PhotoChannel LP a software license to commercially exploit the PhotoChannel Network in Canada. Pursuant to an operating agreement, we will receive payments for services provided to the PhotoChannel LP from a software license agreement and management and operating services agreements (representing software rights, management, personnel and facilities and equipment that we have agreed to provide to the PhotoChannel LP), which will enable us to continue its development, deployment and exploitation of its digital imaging network software in other market segments.

It is a condition of the PhotoChannel LP agreement that each limited partner enter into an agreement with us, pursuant to which we have the option to acquire all the Limited Partnership units from the limited partners, at any time on or before June 30, 2004. Each of the Limited Partnership units sold in June and December 2002 may be exchanged for 10,000 of our units, each unit being comprised of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of us, at a price of $0.10 per share, at any time on or before the earlier of two years from the date of issue of the Limited Partnership units and June 30, 2004. Each Limited Partnership unit sold in September 2003 may be exchanged for 10,000 of our common shares.

We currently generate monthly revenues of approximately $80,000, of which $40,000 relates to recurring revenues from the use of our Network. We believe that cash on hand and recurring revenues will be sufficient to support our operating expenditures for a period of approximately four months, without any revenue growth. We anticipate accessing the equity markets for additional funding depending on actual sales and resulting cash flow during this period. Should our revenue not grow during the next 12 months we would be required to raise approximately $1,800,000 to sustain our current level of operations for this period.

We have yet to generate sufficient revenues to cover our operating expenses. Accordingly, if we are unable to generate positive cash flow from operations or continue to raise funds, we may be required to either limit, curtail, cease or stop operations. In the event that we cease or stop operations, shareholders could lose their entire investment.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During the fiscal year ended September 30, 2003, we expended $789,189 on research and development related to our new Network. This included simplifying workflow and enhancing features, which are offered to our customers.

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

PHOTOCHANNEL NETWORKS INC. FORM 20-F


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

D. TREND INFORMATION

The photo industry is undergoing a massive revolution caused by technology. Two major trends are reshaping the landscape. One is the emergence of the digital camera as an increasingly viable replacement for film. The other is the deployment by retailers of digital printing equipment to enable them to make digital images from traditional images captured on film and to make prints from digital images. As the industry adapts to the technological advancements forcing new ways of business to be conducted, the opportunity exists for the emergence of new players to provide the products and services to make retailers with photofinishing operations successful.

The use of digital cameras is increasing and management believes that the popularity of the digital camera will continue to grow as the cost of such cameras continues to decrease and the availability of photographic quality digitized print services increases. The worldwide install-base of digital cameras has risen quickly since their introduction in the mid 1990's. Gartner Dataquest predicts that digital camera penetration will reach 17% of all U.S. households by the end of 2002 and about 50 percent by 2006, while Infotrends Research Group reported that 33% of all Internet connected households owned a digital camera and this number would approach 60% by the end of 2002. They further predict that in 2000 6% of U.S. households owned a digital camera, 20% by the end of 2002 and that 42% will own a digital camera by the end of 2004. There is no demographic in which digital cameras are exclusive to, nor is there a prohibitive degree of technological sophistication required to operate these cameras.
..
Photofinishing retailers have viewed digital camera penetration as threatening their future. According to PMA's "Photo Industry 2004 Review and Forecast" film processing volume fell by an estimated 6% in 2003 to 686 million rolls in the United States and processing revenue fell by nearly 8%, to $5.4 billion. As consumers shift their picture-taking activity from film to digital, one of the greatest challenges has been making them aware of the options for printing their digital pictures. The effect of digital imaging today and the future forecasting indicates that digital will have an additive effect on the growth of picture taking. Photofinishing News estimates that total worldwide photo exposures were 92 billion in 2001 with 81% derived from film and 19% from digital. Worldwide exposures are projected to grow at a Compound Annual Growth Rate of 8% with film representing 59% and digital representing the remaining 41%. Translated into photofinishing revenue, it is anticipated that digital photofinishing will be a $7,694,000,000 worldwide industry by 2005, up from $713,000,000 in 2001.

The most important point in all of these forecasts is the belief of our management that the consumer will not change their habits - they will continue to look to the photofinishing retailer as their destination for convenient, quality driven printing. The photofinishing retailers are making changes to ensure they remain at the center of the photofinishing universe. As picture taking becomes digital, the retailers want to ensure they retain the foot traffic in their stores and the relationship with their customers. The first step for them is ensuring they have equipment that can print digital images and can create digital images from film. The piece of equipment the retailers are utilizing is known as the "digital minilab".

According to PMA, 53% of specialty retailers operated digital minilabs in 2002, compared to only 19% in 2001. Twenty-nine percents planned to add a digital minilab during 2003. The growing availability of digital minilab equipment is reflected in the share of prints produced by digital minilabs. Specialty retailers produced 62% of the prints they made during 2002 using digital equipment. Of significant interest is that over 75% of the world's photofinishing is done by less than 20% of its retailers. With large volume retailers being the most advanced retailers, it is projected that over 75% of the world's photofinishing volume will be processed by retailers who are 100% digitally capable by the end of 2004.

PHOTOCHANNEL NETWORKS INC. FORM 20-F


E. OFF-BALANCE SHEET ARRANGEMENTS

Not Applicable


F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

----------------------------------------------------------------------------------------------------------------------
                                                                   PAYMENTS DUE BY PERIOD
----------------------------------------------------------------------------------------------------------------------
                                                                                                         MORE THAN 5
CONTRACTUAL OBLIGATIONS                   TOTAL      LESS THAN 1 YEAR    1 - 3 YEARS     3 - 5 YEARS        YEARS
----------------------------------------------------------------------------------------------------------------------
Long-Term Debt                             Nil             N/A              N/A             N/A             N/A
----------------------------------------------------------------------------------------------------------------------
Capital (Finance) Lease                    Nil             N/A              N/A             N/A             N/A
----------------------------------------------------------------------------------------------------------------------
Operating Lease                          286,084          64,897          156,132          65,055           Nil
----------------------------------------------------------------------------------------------------------------------
Purchase                               1,792,060         287,800          802,272         701,988           Nil
----------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities                Nil             N/A              N/A             N/A             N/A
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Total                                  2,078,144         352,697          958,404         767,043           Nil
----------------------------------------------------------------------------------------------------------------------


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The names, residences, ages, positions with us, principal occupations within the last five years and beneficial ownership of our securities of each of our directors and executive officers as at February 29, 2004 are as follows. All Directors serve until the next Annual General Meeting of our Shareholders.

--------------------------------------------------------------------------------------------------------------------
       NAME AND RESIDENCE                        POSITIONS WITH COMPANY AND             SECURITIES BENEFICIALLY
(IF A DIRECTOR, PERIOD SUCH POSITION                PRINCIPAL OCCUPATIONS                 OWNED, DIRECTLY OR
              HELD)                   AGE          DURING THE LAST 5 YEARS                   INDIRECTLY(3)
--------------------------------------------------------------------------------------------------------------------
Peter Fitzgerald (1)(2)                56      February 3, 2003 - Present: Chairman             11,645,200
                                               of the Company                                  Common Shares
Herts, United Kingdom                          August 1998 - October 2000:  Chief
                                               Executive Officer of Gretag Inc.;                Stock Options
Director (July 31, 2001 - present)
                                               July 1991 - July 1998:  Chief                     1,000,000
                                               Executive Officer of Qualex Inc.
---------------------------------------------------------------------------------------------------------------------

Peter Scarth (2)(4)                    59      August 1, 2002 - Present: President &             8,462,735
                                               CEO of the Company
West Vancouver, BC, Canada
                                               March 2001- February 3, 2004:                      1,050,000
Director (Oct 10, 2000 to present)             Chairman of the Company;                         Stock Options

                                               March 2001 - June 10, 2002: Chief
                                               Executive Officer of the Company;

                                               1997-1999: Executive Vice President,
                                               Telepix Imaging;

                                               1993-1996: Vice President, Consumer
                                               Imaging, Kodak Canada.
---------------------------------------------------------------------------------------------------------------------

PHOTOCHANNEL NETWORKS INC. FORM 20-F

--------------------------------------------------------------------------------------------------------------------
       NAME AND RESIDENCE                        POSITIONS WITH COMPANY AND             SECURITIES BENEFICIALLY
(IF A DIRECTOR, PERIOD SUCH POSITION                PRINCIPAL OCCUPATIONS                 OWNED, DIRECTLY OR
              HELD)                   AGE          DURING THE LAST 5 YEARS                   INDIRECTLY(3)
--------------------------------------------------------------------------------------------------------------------
Cory Kent (1)(2)                       34      February 2003 to Present: Lawyer at                60,000
                                               Lang Michener LLP                               Common Shares

Vancouver, BC, Canada                          July 26, 2002 - March 13, 2003                     600,000
                                               Corporate Secretary of the Company;             Stock Options

Director  (March 10, 1999 - Present)           1996 to February 2003: Lawyer at
                                               Anfield Sujir Kennedy & Durno
--------------------------------------------------------------------------------------------------------------------
Kent Thexton(1)(2)                     40      President, Chief Data and Marketing                160,000
                                               Officer of O2 Online since June 1998;           Common Shares
West Vancouver, B.C. Canada
Director (February 4, 2004 - present)          President of Genie (now O2 Online)
                                               from February 2000 to July 2001;

                                               Sales & Marketing Director of BT
                                               Celnet from June 1998 to February 2000
--------------------------------------------------------------------------------------------------------------------
Robert Chisholm                        42      Nov. 2001 - Present: Chief Financial               100,000
                                               Officer of the Company;                         Common Shares

Vancouver, BC, Canadav                         1999 - 2001: COO & CFO  SCS Solars                 750,000
                                               Computing Systems Inc.;                         Stock Options
                                               1988 - 1999: VP Finance &
                                               Administration TIM Dealer Services
                                               Inc.;

                                               1991 - 1997: Purchasing Mgr. City of
                                               Whitehorse, Yukon.
--------------------------------------------------------------------------------------------------------------------
Kyle Hall(5)                           38      March 13, 2003 - Present: Corporate                142,500
                                               Secretary of the Company                        Common Shares

Vancouver, BC, Canada                          June 5, 2002 to Present: Executive
                                               Vice President, Business Development               1,050,000
                                                                                               Stock Options
                                               Director  of the Company from March
                                               9, 2001 -  July 5, 2002)

                                               March 9, 2001 - June 5, 2002
                                               President & C00 of the Company;
                                               September 15, 2000 - March 9, 2001:
                                               Vice-President, Sales & Business
                                               Development of the Company's US
                                               subsidiary;

                                               1998 - September 2000: Vice
                                               President, Sales, Marketing, and
                                               Business Development for Telepix
                                               Imaging Inc;

                                               1996 -1998: Senior Director, Americas
                                               Sales & Marketing for MGI Software;

PHOTOCHANNEL NETWORKS INC. FORM 20-F


--------------------------------------------------------------------------------------------------------------------
       NAME AND RESIDENCE                        POSITIONS WITH COMPANY AND             SECURITIES BENEFICIALLY
(IF A DIRECTOR, PERIOD SUCH POSITION                PRINCIPAL OCCUPATIONS                 OWNED, DIRECTLY OR
              HELD)                   AGE          DURING THE LAST 5 YEARS                   INDIRECTLY(3)
--------------------------------------------------------------------------------------------------------------------
Timothy J. Kerbs                       32      March 9, 2001-Present:  Executive                   575,500
Stamford, CT, USA                              Vice President, Network Services of              Common Shares
                                               the Company;

                                               Director of the Company from March                 1,050,000
                                               29, 2001 - July 5, 2002.                         Stock Options

                                               July 2000 - March 2001: Vice
                                               President Operations of the Company's
                                               US subsidiary;

                                               March 2000 - July 2000: Vice
                                               President Operations and Strategic
                                               Analysis for Juno Online, Inc.;

                                               August 1998 - February 2000: Vice
                                               President Operations and Planning for
                                               American Softworks Corp.;

                                               October 1997 - August 1998: Assistant
                                               Vice President of Operations for
                                               Computer Associates, Inc.;

                                               October 1996 - October 1997: Senior
                                               Manager of Production for Computer
                                               Associates, Inc.;


(1) Member of the Compensation and Audit Committees. (2) Member of the Corporate Governance Committee.

(3) Information regarding shares beneficially owned or controlled is at the period ended February 29, 2004 and has been furnished by the respective individuals. As such, we assume no responsibility for its accuracy or completeness.

(4) Participant in the PhotoChannel LP and upon our exercise of the call option would be issued 100 of our units, which would result in an additional 1,540,000 common shares and 1,340,000 common share purchase warrants.

(5) Participant in the PhotoChannel LP and upon our exercise of the call option would be issued 200 of our units, which would result in an additional 2,000,000 common shares.


B. COMPENSATION


During the fiscal year ended September 30, 2003, the aggregate amount of compensation paid by us and our subsidiaries to all directors and officers as a group for services in all capacities was $641,906. Of such amount, nil was paid or accrued under a described bonus and profit sharing plans.

During the fiscal year ended September 30, 2003, neither us nor our subsidiaries set aside or accrued any amount to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by us or our subsidiaries. The term "plan" includes all plans, contracts, authorizations or arrangements, whether or not set forth in any formal document.

The following table sets out all compensation paid to our Chief Executive Officer and our four most highly compensated executive officers other than the Chief Executive Officer during the fiscal periods indicated.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

-------------------------------------------------------------------------------------------------------------------------
                                               ANNUAL COMPENSATION                           LONG TERM COMPENSATION
        NAME AND                                                      OTHER ANNUAL            COMMON SHARES UNDER-
       PRINCIPAL           FISCAL       SALARY         BONUS          COMPENSATION           LYING OPTIONS GRANTED
        POSITION            YEAR          ($)           ($)               ($)                       (NUMBER)
-------------------------------------------------------------------------------------------------------------------------

Peter Scarth (1)            2003       142,670          Nil                Nil                        Nil
President & CEO             2002       180,833
                            2001       111,042
-------------------------------------------------------------------------------------------------------------------------

Kyle Hall (2)               2003       142,570          Nil                Nil                        Nil
EVP Business Development    2002       205,000
                            2001       205,000        13,750
-------------------------------------------------------------------------------------------------------------------------

Timothy Kerbs (3)           2003       150,027          Nil                Nil                        Nil
EVP Operations              2002       153,822
                            2001       203,000        6,250
-------------------------------------------------------------------------------------------------------------------------

Robert Chisholm             2003       135,833          Nil                Nil                        Nil
CFO                         2002       180,000
                            2001        7,500

-------------------------------------------------------------------------------------------------------------------------

Mo Asgari                   2003      70,806(4)         Nil                Nil                        Nil
Former VP Technology        2002       162,195
                            2001       180,000
-------------------------------------------------------------------------------------------------------------------------


(1) On March 16, 2001, Peter Scarth, formerly one of our directors, assumed the role of Chairman of the Board of Directors and Chief Executive Officer. On June 5, 2002, Mr. Scarth assumed the role of President. On February 3, 2004, Mr. Scarth relinquished the role of Chairman, but remains a director. The new chairman, Peter Fitzgerald, is not employed by us.

(2) On March 9, 2001, Kyle Hall, formerly VP Sales and Business Development for our US subsidiary, PhotoChannel, Inc., became our President and Chief Operating Officer. On June 5, 2002, Mr. Hall resigned as President and Chief Operating Officer and assumed the role of Executive Vice President of Business Development. On March 13, 2003, Mr. Hall assumed the role of Corporate Secretary.

(3) On March 29, Timothy J. Kerbs, formerly VP Operations for our US subsidiary, PhotoChannel, Inc., became our Executive Vice President of Network Services.

(4) Mr. Asgari was laid-off on July 22, 2003, at which time he continued to act as a consultant to the Company and received an additional $34,375 after being laid off.

C.   BOARD PRACTICES

Our articles provide that our Board of Directors shall consist of a minimum of three directors. Directors can be either elected annually by the shareholders at the annual meeting of the shareholders or, subject to our articles and applicable law, be appointed by the Board of Directors between annual meetings. Each director shall hold office until the close of the next annual meeting of shareholders or until he or she ceases to be a director by operation of law or until his or her resignation becomes effective. None of the directors have a

PHOTOCHANNEL NETWORKS INC. FORM 20-F


service contract with us to provide for benefits upon termination of his or her directorship.

COMMITTEES OF THE BOARD

Our Board of Directors has formed three committees.

The Audit Committee consists of three directors. This committee is responsible for all relationships between our independent external auditor and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor. This Committee also oversees and establishes procedures concerning our systems of internal accounting and auditing controls. This committee consists of Peter Fitzgerald (Chairman), Cory Kent and Kent Thexton.

The Compensation Committee consists of three directors. This committee is responsible for recommending of the salary levels and granting of options. This committee consists of Kent Thexton (Chairman), Cory Kent and Peter Fitzgerald.

The Corporate Governance Committee consists of all four directors. This committee is responsible for corporate goverance.

D. EMPLOYEES

We currently have twenty-one (21) permanent full-time employees, one (1) permanent part-time employee and seven (7) consultants we retain for regular engagements. None of our staff are unionized.

    Executive Officers                    5
    Operations                            5, includes 1 executive officer.
    Finance/Administration                4, includes 1 executive officer.
    Technology and Applications           14
    Sales, and Business Development       5, includes 2 executive officer.

E. SHARE OWNERSHIP

As of February 29, 2004, each of our current directors and executive officers reported to us the shares he or she owned. The directors and executive officers own a total of 21,145,935 common shares being the number of our common shares designated beside his or her name in Item 6. A.

As of February 29, 2004, options to purchase an aggregate of 12,109,667 common shares were outstanding as follows:

PHOTOCHANNEL NETWORKS INC. FORM 20-F


                           Number of                          Purchase Price            Expiration
                           Common Shares                      Per Common Share          Date
                           -------------                      ----------------          -------------

                           125,000                            $ 0.15                    April 20, 2004

                           275,000                            $0.15                     March 16, 2005

                           100,000                            $0.15                     May 1, 2005

                           330,736                            $0.15                     June 28, 2005

                            50,000                            $.015                     June 29, 2005

                           200,000                            $1.00 US                  July 25, 2005

                            49,660                            $0.15                     July 25, 2005

                           100,000                            $0.15                     August 10, 2005

                           100,000                            $0.15                     October 2, 2005

                           100,000                            $0.15                     October 27, 2005
                            15,000                            $0.15                     November 17, 2005

                         4,125,000                            $0.15                     July 26, 2006

                         5,489,271                            $0.15                     May 27, 2007

                           300,000                            $0.15                     September 2, 2008

                           750,000                            $0.17                     September 18, 2008


As of February 29, 2004, a total of 5,500,000 common shares were subject to options held by our directors and officers as a group, as listed in Item 6. A., as follows:


                           Number of                          Purchase Price            Expiration
                           Common Shares                      Per Common Share          Date
                           -------------                      ----------------          -------------
                           330,736                            $0.15                     June 28, 2005

                           100,000                            $0.15                     August 10, 2005

                           100,000                            $0.15                     October 2, 2005

                           100,000                            $0.15                     October 27, 2005

                         3,525,000                            $0.15                     July 26, 2006

                         1,344,264                            $0.15                     May 27, 2007


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

To the knowledge of our directors and senior officers, as of February 29, 2004, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over 5% or more of our outstanding common shares, except as noted below. Our directors and officers, as a group, control us by reason of

PHOTOCHANNEL NETWORKS INC. FORM 20-F


their positions with us and their ownership of common shares and common share options. As a group, they beneficially own, directly or indirectly, 21,145,935 common shares, representing about 15.5% of our presently issued and outstanding common shares. As a group, they beneficially own common share options to purchase an aggregate of 5,500,000 common shares.

Discovery Capital Corporation and its affiliated entities (collectively, "Discovery") is a significant shareholder and investor in us. Currently, Discovery owns 3,570,000 of our common shares or 2.6% of our outstanding common shares.

In addition to the foregoing, in June of 2002, Discovery acquired 800 units (the "LP Units") of the PhotoChannel Networks Limited Partnership. Pursuant to a call option, we can acquire all, but not less than all, of the then outstanding LP Units, including the LP Units held by Discovery, subject to certain conditions, at any time after March 1, 2003 and on or before June 30, 2004. In order to exercise the call option, we must issue 10,000 common shares and common share purchase warrants to acquire a further 10,000 common shares, at an exercise price of $0.10, in exchange for each LP Unit owned by Discovery. To exercise the call options and acquire all of the currently outstanding LP Units, we would issue a total of 16,100,000 common shares and common share purchase warrants entitling the holders to acquire a further 13,650,000 common shares. Accordingly, assuming the exercise of the call options, the exercise by Discovery of all of the common share purchase warrants then owned by it, and assuming no other common shares of us are issued prior to such exercise, Discovery could own 19,570,000 of our common shares, representing 12.2% of our then outstanding securities.

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

In addition to the foregoing, Discovery has participated in several of our financings in the past and may, in the future invest in our securities. Such investments may have the potential to increase Discovery's ownership interest in us to greater than 20%. Accordingly, at our Annual General Meeting of our shareholders, held on March 10, 2004, we sought and received approval from our disinterested shareholders authorizing the potential increase in the ownership interest of Discovery to greater than 20%.

Peter Fitzgerald is our Chairman and is a significant shareholder and investor in us. Currently, Mr. Fitzgerald owns 11,645,200 of our common shares or 8.5% of our outstanding common shares. Mr. Fitzgerald also holds 1,000,000 common share options and if he were to exercise all of these options and assuming no other common shares of us are issued prior to such exercise, Mr. Fitzgerald could own 12,645,200 of our common shares, representing 9.2% of our then outstanding securities.

Peter Scarth is a director and our President and Chief Executive Officer and is a significant shareholder and investor in us. Currently, Mr. Scarth owns 8,462,735 of our common shares or 6.2% of our outstanding common shares. Mr. Scarth also holds 1,050,000 common share options and 154 LP Units of the PhotoChannel Networks Limited Partnership. Pursuant to a call option, we can acquire all, but not less than all, of the then outstanding LP Units, including the LP Units held by Mr. Scarth, subject to certain conditions, at any time after March 1, 2003 and on or before June 30, 2004. Upon exercise of the call option Mr. Scarth would own an additional 1,540,000 common shares and 1,340,000 common share purchase warrants, entitling him to purchase an additional 1,340,000 of our common shares, at an exercise price of $0.10. Accordingly, assuming the exercise of the common share options, the call options and the exercise by Mr. Scarth of all of the common share purchase warrants then owned by him, and assuming no other common shares of us are issued prior to such exercise, Mr. Scarth could own 12,392,735 of our common shares, representing 8% of our then outstanding securities

PHOTOCHANNEL NETWORKS INC. FORM 20-F


As of February 29, 2004, our shareholders' register listed approximately 230 registered shareholders holding an aggregate of 136,613,341 common shares. A total of 181 of these registered shareholders were shown to be residents of Canada, owning 109,708,743 shares representing 80% of our issued and outstanding common shares. A total of 32 of these registered shareholders were shown to be residents of the United States, owning 1,540,692 shares representing 1.13% of our issued and outstanding common shares.

B. RELATED PARTY TRANSACTIONS

None of our directors or senior officers, or any associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect us, other than as disclosed herein.

For the fiscal year ended September 30, 2003, wages and consulting fees of $641,906 were paid to our directors and officers. The fees were as part of the annual compensation as disclosed in Item 6. B.

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

LEGAL PROCEEDINGS.

Except as set forth below, as of February 29, 2004, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities.

      1. On February 24, 1999, Thomas Jackson, our former President and Chief Executive Officer, commenced proceedings against us in the Supreme Court of British Columbia. Mr. Jackson has claimed damages for unpaid services not exceeding $150,000. Management is of the view that the claim is without merit and is vigorously defending these proceedings. There have been no further proceedings in this matter since we filed our statement of defense on August 3, 1999.

      2. On March 3, 1999, we received a letter from DATT Japan indicating that they had proceeded with legal action in the Japanese courts and for an order for payment. On September 10, 2001, our legal representative received a telephone call from an individual claiming that he represented DATT Japan. He indicated that his client had received a judgment from a Japanese court against us for approximately $99,000. We intend to defend ourselves against the enforcement of this judgment, however, there have been no further proceedings or correspondence since the September 10, 2001 telephone call.

PHOTOCHANNEL NETWORKS INC.

Consolidated Financial Statements
SEPTEMBER 30, 2003, 2002 AND 2001
(expressed in Canadian dollars)

AUDITORS' REPORT

TO THE SHAREHOLDERS OF
PHOTOCHANNEL NETWORKS INC.

We have audited the consolidated balance sheets of PHOTOCHANNEL NETWORKS INC. as at September 30, 2003 and 2002 and the consolidated statements of loss and deficit, shareholders' equity (deficiency) and cash flows for each of the three years ended September 30, 2003, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for each of the three years ended September 30, 2003, 2002 and 2001 in accordance with generally accepted accounting principles in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

As described in note 9 to the consolidated financial statements, the net loss attributed to common shareholders and earnings per share for the year ended September 30, 2002 have been restated.

(signed) PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
Vancouver, B.C., Canada
January 9, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated January 9, 2004 is expressed in accordance with reporting standards in Canada, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

(signed) "PricewaterhouseCoopers LLP"

CHARTERED ACCOUNTANTS
Vancouver, B.C., Canada
January 9, 2004

PHOTOCHANNEL NETWORKS INC.
Consolidated Balance Sheets
AS AT SEPTEMBER 30, 2003 AND 2002
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

                                                          2003             2002
                                                             $                $
ASSETS
CURRENT ASSETS
Cash and cash equivalents                               1,104,410           85,586
Cash held in trust (note 20)                              345,000               --
Short-term deposits (note 3)                                   --           15,000
Accounts receivable (note 4)                               96,750          117,685
Prepaid expenses (note 5)                                  19,364           34,967
                                                      -----------      -----------

                                                        1,565,524          253,238

PROPERTY, PLANT AND EQUIPMENT (note 6)                    285,573          455,999
                                                      -----------      -----------

                                                        1,851,097          709,237
                                                      ===========      ===========

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 7)       1,117,247        2,581,461
Deferred revenue                                           60,000               --
Due to related parties                                         --          273,612
                                                      -----------      -----------

                                                        1,177,247        2,855,073
                                                      -----------      -----------

SHAREHOLDERS' EQUITY (DEFICIENCY)

CAPITAL STOCK (note 8(a))                              31,826,678       26,390,849

CONTRIBUTED SURPLUS                                     6,976,915        6,189,605

LOANS RECEIVABLE (note 8(e))                             (122,206)        (227,470)

WARRANTS (note 8(d))                                    2,168,522        3,214,845

LIMITED PARTNERSHIP EQUITY (note 9)                            --           12,410

DEFICIT                                               (40,176,059)     (37,726,075)
                                                      -----------      -----------

                                                          673,850       (2,145,836)
                                                      -----------      -----------

                                                        1,851,097          709,237
                                                      ===========      ===========

NATURE OF OPERATIONS AND GOING CONCERN (note 1)

COMMITMENTS AND CONTINGENCIES (note 17)

SUBSEQUENT EVENTS (note 20)


APPROVED BY THE BOARD OF DIRECTORS

      (signed) Peter Scarth    Director          (signed) Cory Kent     Director
-------------------------------                   ----------------------

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

PHOTOCHANNEL NETWORKS INC.
Consolidated Statements of Shareholders' Equity (Deficiency) FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

                                                 COMMON STOCK
-----------------------------------------------------------------------------------------------------------------
                                     NUMBER OF               CONTRIBUTED        LOANS       SPECIAL
                                        SHARES      AMOUNT       SURPLUS   RECEIVABLE      WARRANTS        AMOUNT
                                                         $             $            $                           $

BALANCE - SEPTEMBER 30, 2000        29,865,766   16,315,246       59,857           --    11,000,000     9,105,302
Shares issued on exercise of
   warrants                            836,154      836,154      926,720           --            --            --
Issuance of shares for cash from
   exercised options                    74,667       37,434           --           --            --            --
Issuance of options in exchange
   for services provided                    --           --       44,000           --            --            --
Vesting of warrants                         --           --           --           --            --            --
Shares and warrants issued on
   conversion of special warrants   11,000,000    6,979,397           --           --   (10,000,000)   (9,028,802)
Expiry of warrants                          --           --    2,770,780           --            --            --
Expiry of warrants                          --           --    2,049,405           --            --            --
Expiry of agent's warrants                  --           --       76,500           --    (1,000,000)      (76,500)
Net loss for the year                       --           --           --           --            --            --
                                   -----------  -----------  -----------  -----------  ------------   -----------
BALANCE - SEPTEMBER 30, 2001        41,776,587   24,168,231    5,927,262           --            --            --
Issuance of options in exchange
   for services provided                    --           --       73,343           --            --            --
Issuance of warrants in exchange
   for services provided                    --           --           --           --            --            --
Expiry of warrants                          --           --      189,000           --            --            --
Private placement of 26,576,381
   special warrants                         --           --           --           --    26,576,381     2,657,638
Employee loan                               --           --           --     (227,470)           --            --
Shares and warrants issued on
   conversion of special warrants   26,576,381    1,575,176           --           --   (26,576,381)   (2,657,638)
Private placement of 8,542,000
   units                             8,542,000      503,953           --           --            --            --
Shares issued on exercise of
   warrants                          1,000,000      143,489           --           --            --            --
Issuance of Limited Partnership
   units                                    --           --           --           --            --            --
Loss for the year                           --           --           --           --            --            --
Loss for the year attributable to
   the Limited Partnership                  --           --           --           --            --            --
                                   -----------  -----------  -----------  -----------  ------------   -----------
BALANCE - SEPTEMBER 30, 2002        77,894,968   26,390,849    6,189,605     (227,470)           --            --
Issuance of options in exchange
   for services provided                    --           --       97,181           --            --            --
Issuance of warrants in exchange
   for services provided                    --           --           --           --            --            --
Expiry of warrants                          --           --      690,129           --            --            --
Private placement of 5,669,470
   units                             5,669,470      406,414           --           --            --            --
Private placement of 25,200,000
   units                            25,200,000    2,425,414           --           --            --            --
Shares issued on exercise of
   warrants                         18,549,100    2,604,001           --           --            --            --
Issuance of Limited Partnership
   units                                    --           --           --           --            --            --
Employee loan                               --           --           --      105,264            --            --
Loss for the year                           --           --           --           --            --            --
Loss for the year attributable to
   the Limited Partnership                  --           --           --           --            --            --
                                   -----------  -----------  -----------  -----------  ------------   -----------

BALANCE - SEPTEMBER 30, 2003       127,313,538   31,826,678    6,976,915     (122,206)           --            --
                                   ===========   ===========   ===========  ===========   ===========   ===========



                                              OTHER CAPITAL ACCOUNTS
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                              TOTAL
                                                                                                                      SHAREHOLDERS'
                                                                   LIMITED                    DEFERRED                       EQUITY
                                       WARRANTS        AMOUNT  PARTNERSHIP        AMOUNT  COMPENSATION      DEFICIT   (DEFICIENCY)
                                                            $        UNITS             $             $            $             $
BALANCE - SEPTEMBER 30, 2000         4,336,155     5,847,500            --           --      (423,000)  (17,240,773)   13,664,132
Shares issued on exercise of
   warrants                           (836,154)     (926,720)           --           --            --            --       836,154
Issuance of shares for cash from
   exercised options                        --            --            --           --            --            --        37,434
Issuance of options in exchange
   for services provided                    --            --            --           --            --            --        44,000
Vesting of warrants                         --            --            --           --       162,000            --       162,000
Shares and warrants issued on
   conversion of special warrants    5,500,000     2,049,405            --           --            --            --            --
Expiry of warrants                  (2,500,000)   (2,770,780)           --           --            --            --            --
Expiry of warrants                  (5,500,000)   (2,049,405)           --           --            --            --            --
Expiry of agent's warrants                  --            --            --           --            --            --            --
Net loss for the year                       --            --            --           --            --   (19,871,231)  (19,871,231)
                                   -----------   -----------   -----------  -----------   -----------   -----------   -----------
BALANCE - SEPTEMBER 30, 2001         1,000,001     2,150,000            --           --      (261,000)  (37,112,004)   (5,127,511)
Issuance of options in exchange
   for services provided                    --            --            --           --            --            --        73,343
Issuance of warrants in exchange
   for services provided             5,025,000       125,625            --           --            --            --       125,625
Expiry of warrants                  (1,000,000)     (450,000)           --           --       261,000            --            --
Private placement of 26,576,381
   special warrants                         --            --            --           --            --            --     2,657,638
Employee loan                               --            --            --           --            --            --      (227,470)
Shares and warrants issued on
   conversion of special warrants   24,890,381     1,082,462            --           --            --            --            --
Private placement of 8,542,000
   units                             8,542,000       350,247            --           --            --            --       854,200
Shares issued on exercise of
   warrants                         (1,000,000)      (43,489)           --           --            --            --       100,000
Issuance of Limited Partnership
   units                                    --            --         1,250    1,250,000            --            --     1,250,000
Loss for the year                           --            --            --           --            --    (1,851,661)   (1,851,661)
Loss for the year attributable to
   the Limited Partnership                  --            --            --   (1,237,590)           --     1,237,590            --
                                   -----------   -----------   -----------  -----------   -----------   -----------   -----------
BALANCE - SEPTEMBER 30, 2002        37,457,382     3,214,845         1,250       12,410            --   (37,726,075)   (2,145,836)
Issuance of options in exchange
   for services provided                    --            --            --           --            --            --        97,181
Issuance of warrants in exchange
   for services provided             4,100,000       198,000            --           --            --            --       198,000
Expiry of warrants                 (15,883,281)     (690,129)           --           --            --            --            --
Private placement of 5,669,470
   units                             5,669,470       160,533            --           --            --            --       566,947
Private placement of 25,200,000
   units                               500,000        34,364            --           --            --            --     2,459,778
Shares issued on exercise of
   warrants                        (18,549,100)     (749,091)           --           --            --            --     1,854,910
Issuance of Limited Partnership
   units                                    --            --           360      360,000            --            --       360,000
Employee loan                               --            --            --           --            --            --       105,264
Loss for the year                           --            --            --           --            --    (2,822,394)   (2,822,394)
Loss for the year attributable to
   the Limited Partnership                  --            --            --     (372,410)           --       372,410            --
                                   -----------   -----------   -----------  -----------   -----------   -----------   -----------
BALANCE - SEPTEMBER 30, 2003        13,294,471     2,168,522         1,610           --            --   (40,176,059)      673,850
                                   ===========   ===========   ===========  ===========   ===========   ===========   ===========

PHOTOCHANNEL NETWORKS INC.
Consolidated Statements of Loss and Deficit
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

                                                                   2003             2002             2001
                                                                      $                $                $
REVENUE                                                         255,573          173,801           97,112

COST OF SALES                                                    91,091          111,670          126,036
                                                            -----------      -----------      -----------

GROSS PROFIT (LOSS)                                             164,482           62,131          (28,924)
                                                            -----------      -----------      -----------

EXPENSES
Amortization                                                    280,778          890,387        2,428,873
Impairment writedown                                                 --               --        4,806,390
General and administration (note 12)                          1,528,449        3,108,488        9,331,167
Sales and marketing (note 12)                                   734,792          654,256        2,142,640
Research and development (note 12)                              789,189          614,484        1,411,628
Interest expense                                                113,719          129,188          110,125
                                                            -----------      -----------      -----------

                                                              3,446,927        5,396,803       20,230,823
                                                            -----------      -----------      -----------

                                                             (3,282,445)      (5,334,672)     (20,259,747)

INTEREST AND OTHER INCOME                                           263            2,193           52,210

GAIN ON BANKRUPTCY OF SUBSIDIARY (note 12)                           --        2,746,944               --

GAIN ON SETTLEMENT OF OBLIGATIONS (note 12)                     457,599          808,774           66,382

FOREIGN EXCHANGE GAIN (LOSS)                                      2,189          (74,900)         269,924
                                                            -----------      -----------      -----------

NET LOSS FOR THE YEAR                                        (2,822,394)      (1,851,661)     (19,871,231)

LOSS ATTRIBUTED TO LIMITED PARTNERSHIP (note 9)                 372,410        1,237,590               --
                                                            -----------      -----------      -----------

NET LOSS FOR THE YEAR ATTRIBUTED TO COMMON SHAREHOLDERS      (2,449,984)        (614,071)     (19,871,231)

DEFICIT - BEGINNING OF YEAR                                 (37,726,075)     (37,112,004)     (17,240,773)
                                                            -----------      -----------      -----------

DEFICIT - END OF YEAR                                       (40,176,059)     (37,726,075)     (37,112,004)
                                                            -----------      -----------      -----------

BASIC AND FULLY DILUTED NET LOSS PER SHARE                         0.03             0.01             0.60
                                                            ===========      ===========      ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES                     89,448,942       59,479,315       33,187,579
                                                            ===========      ===========      ===========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

PHOTOCHANNEL NETWORKS INC.
Consolidated Statements of Cash Flows
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

                                                                     2003             2002             2001
                                                                        $                $                $
                                                              -----------      -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                                          (2,449,984)        (614,071)     (19,871,231)
   Items not affecting cash
      Amortization                                                280,778          890,387        2,428,873
      Loss attributed to Limited Partnership                     (372,410)      (1,237,590)              --
      Impairment writedown                                             --               --        4,806,390
      Loss on sale of property, plant and equipment                44,209              386           53,144
      Issuance of options and warrants for goods and
        services received                                         295,181          198,968          206,000
                                                              -----------      -----------      -----------

                                                               (2,202,226)        (761,920)     (12,376,824)
   Net change in non-cash working capital items (note 10)      (1,641,288)      (2,368,078)       5,270,733
                                                              -----------      -----------      -----------

                                                               (3,843,514)      (3,129,998)      (7,106,091)
                                                              -----------      -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                        (264,123)          (1,882)      (1,186,256)
Sale (purchase) of short-term deposits                             15,000           (4,813)         743,986
Proceeds from sale of property, plant and equipment               109,562           12,411          631,750
                                                              -----------      -----------      -----------

                                                                 (139,561)           5,716          189,480
                                                              -----------      -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment on capital lease                                             --         (453,658)        (156,876)
Issuance of common shares and warrants                          3,026,725          854,200               --
Increase in cash held in trust                                   (345,000)              --               --
Issuance of common shares on exercise of warrants and
   options                                                      1,854,910          100,000          873,588
(Repayment) issue of demand loan                                       --         (467,986)         467,986
Repayment of loans receivable                                     105,264               --               --
Issuance of limited partnership units                             360,000        1,250,000               --
Issuance of special warrants                                           --        1,921,295          508,873
                                                              -----------      -----------      -----------

                                                                5,001,899        3,203,851        1,693,571
                                                              -----------      -----------      -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                1,018,824           79,569       (5,223,040)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                      85,586            6,017        5,229,057
                                                              -----------      -----------      -----------

CASH AND CASH EQUIVALENTS - END OF YEAR                         1,104,410           85,586            6,017
                                                              ===========      ===========      ===========

SUPPLEMENTARY INFORMATION
Interest paid                                                     113,719          129,188          110,125
Interest received                                                     263            2,193           52,210

NON-CASH ACTIVITIES CONSIST OF
Shares issued on conversion of special warrants                        --        1,575,176        6,979,397
Warrants issued on conversion of special warrants                      --        1,082,462        2,049,405
Settlement of debt                                                     --          227,470               --
Expiry of warrants                                                690,129          189,000        2,770,780
Issuance of common shares on exercise of warrants                 749,091           43,489               --


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

1     NATURE OF OPERATIONS AND GOING CONCERN

      PhotoChannel Networks Inc. (the company) was incorporated on December 1, 1995 and commenced active business operations on January 1, 1996. During the year ended September 30, 1999, the company changed its name from InMedia Presentations Inc. to PhotoChannel Networks Inc.

      Historically, the company was engaged in the business of developing and marketing packaged multimedia presentation software products. In July 1999, the company launched its website. On October 2, 2000, the company launched a second version of the website which included an e-Processing service in the United States. This e-Processing service, operated by the company's U.S. operating subsidiary, PhotoChannel, Inc., provided film processing, scanning, storage and printing of digital images directly to U.S. consumers. This service did not prove viable, and PhotoChannel, Inc. was unable to continue as an operating entity. On November 1, 2001, PhotoChannel, Inc., filed under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut (the accounting impact of this filing is set out in note 12).

      On March 16, 2001, the company was restructured under new management. Under the restructuring plan, new management refocused and repositioned the company to be a business to business solution rather than a business to consumer model, which had been offered by PhotoChannel, Inc. The company implemented significant cost reduction measures such as: elimination of staff, relocation of premises, significant reductions in travel and marketing expenses, and the elimination of an investor relations program. The company's technology was refocused and further developed to provide e-commerce and Internet infrastructure solutions to photo-finishing retailers. The PhotoChannel Network now electronically connects the photo-finishing retailer and its customers through the Internet and provides digital image delivery, hosting, storage and financial reporting for the photo-finishing retailer.

      At September 30, 2003, the company has an accumulated deficit of $40,176,059 (2002 - $37,726,075) and has incurred significant losses in each of its last six fiscal years. During the year ended September 30, 2003, the company used cash of approximately $3,844,000 (2002 - $3,130,000) to fund operations while obtaining approximately $5,002,000 (2002 - $3,204,000) from financing activities. The company has and will continue to have capital requirements in excess of its currently available resources. The company is dependent upon the proceeds of future financings to further finance the development and implementation of its business objectives. These consolidated financial statements have been prepared on a going concern basis. The company's ability to continue its operations is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs in an industry characterized by rapid technological change. There is no assurance that the company will be successful in achieving any or all of these objectives over the coming year and, accordingly, there exists substantial doubt that the company will be able to continue as a going concern.


                                                                             (1)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

      Management is implementing a plan to address these issues and to enable the company to continue as a going concern through the end of fiscal year 2004 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expanding the company's customer base, and the subsequent realization of sufficient revenues produced by this network. However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained. The accompanying financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.


2     SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF CONSOLIDATION

      These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada and, except as explained and quantified in note 19, comply in all material measurement respects with GAAP in the United States of America. These consolidated financial statements include the accounts of the company and each of its wholly owned or controlled subsidiaries, PhotoChannel Capital Inc. and PhotoChannel Management Inc. Management has determined that the company controls the PhotoChannel LP. Therefore the accounts of PhotoChannel Networks Limited Partnership (the PhotoChannel LP) are being consolidated in view of the existence of the company's option to acquire the PhotoChannel LP units from the limited partners and certain common ownership and management of the company and the PhotoChannel LP (note 9). All material intercompany balances and transactions are eliminated upon consolidation.

      RESEARCH AND DEVELOPMENT

      Research costs are expensed in the period incurred. Where, in the opinion of management, the deferral criteria established under GAAP are satisfied in all material respects, development costs are capitalized and amortized over the estimated life of the related products. Otherwise, development costs are charged as an expense in the period incurred. To date, no development costs have been deferred.

      PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of property, plant and equipment and assets capitalized under capital leases is charged over the estimated useful lives of the assets at the following annual rates:

            Computer equipment                         30% straight line
            Furniture and office equipment             20% straight line
            Software                                   33% - 100% straight line
            Leasehold improvements                     life of the lease


                                                                             (2)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

      The company tests the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted cash flows. An impairment loss equal to the difference is recognized in the period in which the determination is made.

      REVENUE RECOGNITION

      Revenue is recognized when all of the following criteria have been met: persuasive evidence of an arrangement exists; the services have been provided; the price is fixed or determinable; customer acceptance has been received or implied; and the collection of sales proceeds is reasonably assured.

      During fiscal years 2003 and 2002, the company earned commission and membership revenue from the provision of the PhotoChannel Network to electronically connect photo-finishing retailers to their customers, through the Internet. Revenue received in advance from installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photo-finishing retailers for the connection to the PhotoChannel Network is earned and recognized monthly as the connection is provided. Revenue from commissions earned on transactions processed by the photo-finishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer.

      During the fiscal year ended September 30, 2001, the company through its U.S. subsidiary, PhotoChannel, Inc., earned revenue from the direct provision of e-processing services providing film processing, scanning, storage and printing of digital images directly to U.S. consumers. These revenues were recognized upon the collection of proceeds, at the time the digital image was made available to the customer.

      COST OF SALES

      Cost of sales consists of charges which are directly related to the company's generation of revenue. Amortization of equipment and salary costs, which would have to be arbitrarily applied have not been included.

      During fiscal 2003 and 2002, the company's cost of sales consisted of the telecommunication costs incurred to deliver digital images to the photo-finishing retailer for processing and the installation cost of the lab server connecting to the photofinishing retailer's on-site digital minilab. Fiscal 2002, also included discounts and rebates given to the photo-finishing retailer as an incentive to join the network.

      During fiscal 2001, such costs included telecommunications costs, along with the costs of processing the digital images, as the company's U.S. subsidiary, PhotoChannel, Inc. provided film processing for U.S. end customers.

      SHARE ISSUE COSTS

      Direct costs associated with an issue of capital stock or special warrants are deducted from the related proceeds at the time of the issue.


                                                                             (3)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

      STOCK-BASED COMPENSATION PLAN

      Effective October 1, 2002, the company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". The new recommendations are to be applied prospectively to all stock-based payments to employees and non-employees granted on or after October 1, 2002.

      No compensation expense is recorded for the company's employee stock-based compensation. Consideration paid by employees on the exercise of stock options is recorded as capital stock. A description of the company's stock-based compensation plan and the pro forma effect on the accounting for stock options granted to employees under the fair value method are disclosed in note 8(b).

      Stock-based compensation to third parties is recognized and recorded in the accounts of the company at its fair market value determined by the Black-Scholes option-pricing model.

      FINANCIAL INSTRUMENTS

      Financial instruments are classified in accordance with the substance of the contractual arrangement. Financial liabilities, which are defined as any contractual obligation to deliver cash or another financial asset to another party, are classified as liabilities. Where a financial instrument contains both a debt and equity component, the instruments are presented at their component fair values at the time they were originally issued.

      NET LOSS PER SHARE

      Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted net earnings (loss) per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings
      (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

      FOREIGN CURRENCY TRANSLATION

      Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Exchange differences are included in income as they arise.


                                                                             (4)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

      USE OF ESTIMATES AND MEASUREMENT UNCERTAINTY

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and other reported amounts in the consolidated financial statements and the related notes. Significant estimates and assumptions are necessary in the determination of the recoverable amounts for property, plant and equipment and in the determination of the value ascribed to the components of stock-based transactions. Actual results may differ from those estimates.

      CASH AND CASH EQUIVALENTS

      Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

      INCOME TAXES

      The company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

3     SHORT-TERM DEPOSITS

      Short-term deposits consisted of term deposits with Canadian chartered banks with maturities, at the date of initial deposit, of one year. These term deposits were redeemed, at maturity, for their face value plus accrued interest and, therefore, the carrying value approximated their fair value.

4     ACCOUNTS RECEIVABLE

                                                          2003              2002
                                                             $                 $

      Trade receivables                                 96,750            40,012
      GST receivable                                        --            77,653
      Other                                                 --                20
                                                       -------           -------

                                                        96,750           117,685
                                                       =======           =======


                                                                             (5)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

5     PREPAID EXPENSES

                                                                 2003       2002
                                                                    $          $

      Prepaid consulting                                           --     17,900
      Prepaid rent, insurance and miscellaneous expenses       19,364     17,067
                                                               ------     ------

                                                               19,364     34,967
                                                               ======     ======


6     PROPERTY, PLANT AND EQUIPMENT

                                                                            2003
                                           -------------------------------------

                                                       ACCUMULATED
                                                COST  AMORTIZATION           NET
                                                   $             $             $

      Computer equipment                   2,506,915     2,224,685       282,230
      Furniture and office equipment         152,428       152,428            --
      Software                               208,398       208,398            --
      Leasehold improvements                  59,910        56,567         3,343
                                           ---------     ---------     ---------

                                           2,927,651     2,642,078       285,573
                                           =========     =========       =======

                                                                            2002
                                           -------------------------------------

                                                       ACCUMULATED
                                                COST  AMORTIZATION           NET
                                                   $             $             $

      Computer equipment                   2,852,597     2,411,443       441,154
      Furniture and office equipment         152,428       138,774        13,654
      Software                               204,101       204,101            --
      Leasehold improvements                  56,459        55,268         1,191
                                           ---------     ---------     ---------

                                           3,265,585     2,809,586       455,999
                                           =========     =========     =========

      Amortization of property, plant and equipment for 2003 was $280,778 (2002 - $890,387; 2001 - $2,428,873).


                                                                             (6)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

7     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                              2003          2002
                                                                 $             $

      Trade payables                                       427,972     1,135,459
      Trade accruals                                       245,003       435,109
      Accrued payroll taxes                                318,980       478,899
      Due to employees and consultants                      50,844       531,994
      Due to former employees (note 17(b))                  74,448            --
                                                         ---------     ---------

                                                         1,117,247     2,581,461
                                                         =========     =========

      In early 2001, the company was significantly in arrears with respect to remittances to Canadian taxation authorities. At September 30, 2003, there was an outstanding balance of $161,350 (2002 - $360,489) with respect to payroll withholdings. Subsequent to September 30, 2003, the company settled the outstanding balance in full.


8     CAPITAL STOCK, STOCK OPTIONS, SPECIAL WARRANTS, WARRANTS AND LOANS
      RECEIVABLE

      a)    Capital stock

            COMMON SHARES

            Authorized
                  500,000,000 (2002 - 500,000,000; 2001 - 500,000,000) common shares without par value

            Issued
                 127,313,538 (2002 - 77,894,968; 2001 - 41,776,587) common
                 shares without par value

            PREFERRED SHARES

            Authorized
                 10,000,000 (2002 - 10,000,000; 2001 - 10,000,000)
                 preferred shares without par value

            Issued
                   nil (2002 - nil; 2001 - nil) preferred shares without
            par value

            The shareholders of the company approved increasing the authorized capital of the company and creating 10,000,000 preferred shares without par value by way of a special resolution at an extraordinary general meeting on January 26, 2001.


                                                                             (7)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

            All common stock, stock options and warrant transactions are reflected on the statement of shareholders' equity (deficiency). Details of the material transactions are as follows:

            i) Pursuant to a non-brokered private placement during the year ended September 30, 2003, the company issued 5,669,470 units for net proceeds of $566,947. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of the company at a price of $0.10 per share for a period of one year from the date of closing. The net proceeds of $566,947 were allocated: $406,414 to the common shares issued and $160,533 to the common share purchase warrants. The value allocated to the common share purchase warrants was determined using the Black-Scholes option-pricing model using the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of one year. The common share purchase warrants expire on January 29, 2004. During the year ended September 30, 2003, none of the common share purchase warrants were exercised.

            ii) Pursuant to a non-brokered private placement during the year ended September 30, 2003, the company issued 25,200,000 common shares at $0.10 per share. Net proceeds of $2,425,414 (net of cash issuance costs of $60,222 and share purchase warrants with a value of $34,364 (note 8(d)(i)) were recorded as common shares. The common shares issued are subject to a hold period ending February 4, 2004.

            iii) Pursuant to a non-brokered private placement during the year ended September 30, 2002, the company issued 8,542,000 units for net proceeds of $854,200. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share of the company at a price of $0.10 per share for a period of one year from the date of closing. During the year ended September 30, 2003, 8,292,000 of these common share purchase warrants were exercised for net proceeds of $829,200. The remaining 250,000 common share purchase warrants expired unexercised on August 6, 2003.

            iv) Pursuant to a non-brokered private placement during the year ended September 30, 2002, the company issued 26,576,381 special warrants for net proceeds of $2,657,638. The special warrants were subsequently converted to 26,576,381 common shares and 24,890,381 common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one additional common share of the company at a price of $0.10 per share for a period of one year from the date of closing. During the year ended September 30, 2002, 1,000,000 of these common share purchase warrants were exercised for net proceeds of $100,000. During the year ended September 30, 2003, 8,257,100 of these common share purchase warrants were exercised for net proceeds of $825,710. The remaining 15,633,281 common share purchase warrants expired unexercised on October 17, 2002.


                                                                             (8)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

            v) Pursuant to private offerings and non-brokered portion of a private placement during the year ended September 30, 2000, the company issued 6,945,154 common shares for net proceeds of $5,608,405. As part of these offerings 3,336,154 transferable common share purchase warrants were issued that entitled the holder to convert each common share purchase warrant into one common share at prices between $1.00 and $1.30 per share. During the year ended September 30, 2001, 836,154 of these share purchase warrants were exercised for 836,154 common shares and the remaining 2,500,000 common share purchase warrants expired unexercised on August 9, 2001.

      b)    Stock options

            During 1997, the company adopted a stock option plan (the Plan). As at September 30, 2003, the company has reserved 13,600,000 common shares (2002 - 13,600,000; 2001 - 10,444,146) under the Plan. The options, which expire five years after the date granted, are subject to various vesting requirements. Under the original terms of the Plan, the majority of options vest one third on date of grant and one third on each of the first and second anniversaries of the date of grant. However, at an extraordinary general meeting of the company's shareholders held on December 7, 2001, the Plan was amended to include a change in the vesting period, permitting vesting of one-eighteenth of the options granted vesting each month, with the first eighteenth vesting on date of grant.


                                                                             (9)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

      The following table summarizes activity under the company's stock option plan as of September 30, 2001, 2002 and 2003:


      1STOCK OPTIONS
                                                                           WEIGHTED
                                                                            AVERAGE        WEIGHTED
                                                                           EXERCISE         AVERAGE
                                                                           PRICE OF        EXERCISE
                                                         NUMBER OF      OUTSTANDING        PRICE OF
                                                           OPTIONS          OPTIONS     EXERCISABLE
                                                                                  $               $
      Outstanding - September 30, 2000 (4,418,106
            shares exercisable)                          9,843,520             1.46
      Granted                                            9,303,058             0.70
      Exercised                                            (74,667)            0.50
      Forfeited                                         (9,551,722)            1.39
                                                       -----------      -----------     -----------

      Outstanding - September 30, 2001 (5,050,397
            shares exercisable)                          9,520,189             0.66            0.83
      Granted                                            6,299,611             0.15
      Expired                                              (15,000)            1.47
      Forfeited                                         (2,465,480)            1.20
                                                       -----------      -----------     -----------

      Outstanding - September 30, 2002 (7,023,490
            shares exercisable)                         13,339,320             0.15            0.19
      Granted                                            1,050,000             0.16
      Expired                                             (175,000)            0.15
      Forfeited                                         (1,149,320)            0.15
                                                       -----------      -----------     -----------

      Outstanding - September 30, 2003 (11,692,818
            shares exercisable)                         13,065,000             0.17            0.17
                                                       ===========      ===========     ===========

      The following table summarizes information about stock options outstanding and exercisable at September 30, 2003:

                                                         OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                         --------------------------------------------------- -----------------------------------

                                                 WEIGHTED
                                                  AVERAGE                             WEIGHTED
                                                REMAINING           WEIGHTED           AVERAGE
                                              CONTRACTUAL            AVERAGE          EXERCISE
      EXERCISE PRICE          NUMBER OF              LIFE     EXERCISE PRICE         NUMBER OF             PRICE
                   $            OPTIONS           (YEARS)                  $            SHARES                 $

                 0.15         12,115,000              2.6               0.15        11,492,818              0.15
                 0.17            750,000              5.0               0.17                --              0.17
               US1.00            200,000              1.8             US1.00           200,000            US1.00
        -------------         ----------       ----------         ----------        ----------        ----------

        0.15 - US1.00         13,065,000              2.8               0.17        11,692,818              0.17
        =============         ==========       ==========         ==========        ==========        ==========


                                                                            (10)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

      During the year ended September 30, 2003, the company expensed $97,181 (2002 - $73,343; 2001 - $44,000) in stock-based compensation related to services provided by consultants who were granted 750,000 stock options (2002 - 1,033,000; 2001 - 50,340), all with a vesting period of eighteen months.

      Stock-based compensation expense arising from grants of options to non-employees is estimated using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumptions for options granted:

                                             2003     2002     2001

            Expected volatility               100%     100%     100%
            Risk-free interest rate             4%       4%       4%
            Expected life (in years)            5        5        5

      During the year ended September 30, 2002, the exercise price of 1,889,709 options originally granted between 1998 and 2000 was reduced from a range of $1.57 to $0.50 per option to $0.15 per option. During the year ended September 30, 2001, 1,649,000 options originally granted in 1998 and 1999 with an exercise price of $1.91 per share were cancelled and replaced by options with an exercise price of US$1.00 per share.

      Under the company's current accounting policy, the company has not recognized any compensation expense for stock options issued to employees during the year. Had the company determined the expense of granting stock option to employees during the year, based on the fair value method, the pro forma loss and pro forma basic and diluted loss per share for the year would not have changed, as no options granted in the period had vested. The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of five years.

      c)    Special warrants

            i) On October 17, 2001, the company received conditional approval from the regulatory authorities for an offering of 26,576,381 special warrants at a price of $0.10 per special warrant. Each special warrant, other than certain special warrants to be issued to insiders, was exercisable into one unit consisting of one common share and one common share purchase warrant. 1,686,000 of the special warrants were issued to insiders who were not entitled to the common share purchase warrant. Each common share purchase warrant entitled the holder to acquire one additional common share for $0.10 per share. The common share purchase warrants expired one year after issuance. During the year ended September 30, 2002, 26,576,381 special warrants were exercised, and accordingly, 26,576,381 common shares and 24,890,391 common share purchase warrants were issued.


                                                                            (11)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

            ii) On May 1, 2000, the company entered into a private placement for gross proceeds of $15,000,000 on a partly brokered partly non-brokered basis. During the year ended September 30, 2001, 10,000,000 special warrants related to this transaction were converted to 11,000,000 common shares and 5,500,000 common share purchase warrants for no additional compensation. The common share purchase warrants expired unexercised on August 9, 2001.

                  The agent for the company in soliciting offers to purchase the special warrants was paid a cash commission equal to 7.5% of the gross proceeds raised from the sale of the special warrants and was provided agent compensation warrants. The agent compensation warrants expired unexercised during 2001.

                  The non-brokered portion consisted of 5,000,000 units at a price of $1.00 per unit for gross proceeds of $5,000,000. Each unit consisted of one common share and one-half of a common share purchase warrant. During the year ended September 30, 2001, the 2,500,000 common share purchase warrants related to the non-brokered portion of this transaction expired unexercised.

      d)    Warrants

            i) During the year ended September 30, 2003, the company retained First Associates Investments Inc. (First Associates) to assist in raising funds for the company. On September 16, 2003 and pursuant to the private placement of 25,200,000 common shares of the company, the TSX Venture Exchange, First Associates and the company agreed to the issuance of 500,000 common share purchase warrants, with immediate vesting, for services provided. The common share purchase warrants are exercisable on or before December 20, 2004, at a price of $0.14. The common share purchase warrants were assigned a value of $34,364, which has been included as a share issue cost and recorded in equity. The value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of 1.25 years. During the year ended September 30, 2003, none of these common share purchase warrants were exercised.

            ii) During the year ended September 30, 2002, the company retained TELUS Communications Inc. (TELUS) to provide consulting services to the company, under an agreement dated June 4, 2002. As consideration under the agreement, the company had agreed to issue TELUS up to 7,600,000 common share purchase warrants, which were to be provided as earned during and under the terms of the agreement. On February 27, 2003, the TSX Venture Exchange, TELUS and the company agreed to the issuance of 2,100,000 common share purchase warrants, with immediate vesting, in lieu of fees of $105,000 for services provided to January 4, 2003. The common share purchase warrants were issued on February 27, 2003 and are exercisable on or before February 27, 2005, at a price of $0.10. These common share purchase warrants were assigned the value of $105,000, which has been included as a general and administrative expense and recorded in equity. As at September 30, 2003, the company has accrued $75,000 under this agreement, which subject to TSX Venture Exchange approval, provides for the potential issuance of 1,500,000 common share purchase warrants, at a price of $0.10. During the year ended September 30, 2003, none of these common share purchase warrants were exercised.


                                                                            (12)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

            iii) During the year ended September 30, 2002, the company retained NBJ Enterprises Ltd., dba Skana Photo-Lab Products (Skana), to act as a distributor for the company's products in Canada, under an agreement dated February 1, 2002. Amongst other consideration under the agreement, the company had agreed to issue Skana up to 2,000,000 common share purchase warrants, which were to be provided as earned during and under the terms of the agreement. On January 22, 2003, the TSX Venture Exchange, Skana and the company agreed to the issuance of 2,000,000 common share purchase warrants, with immediate vesting, for services provided. The common share purchase warrants were issued on January 22, 2003 and are exercisable on or before January 22, 2005, at a price of $0.10. The common share purchase warrants were assigned a value of $93,000, which has been included as a sales and marketing expense and recorded in equity. The value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of two years. During the year ended September 30, 2003, none of these common share purchase warrants were exercised.

            iv) During the year ended September 30, 2002, the company retained Discovery Capital Corporation (Discovery) to provide financial advisory services to the company, under an agreement dated February 19, 2002. As consideration under the Agreement, the company issued 5,000,000 common share purchase warrants to Discovery. On July 26, 2002, the TSX Venture Exchange, Discovery and the company agreed to the issuance of 4,325,000 common share purchase warrants, with immediate vesting, as full consideration under the agreement. The common share purchase warrants were issued on July 26, 2002 and are exercisable on or before July 26, 2004, at a price of $0.10. Also during fiscal 2002, the company issued Discovery a finder's fee of 700,000 common share purchase warrants (Finder's Warrants), on the private placement of units of the PhotoChannel Networks Limited Partnership. The Finder's Warrants are exercisable on or before July 26, 2004, at a price of $0.10. The common share purchase warrants were assigned a value of $125,625, which has been included as an expense and recorded in equity. The value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of two years. During the year ended September 30, 2003, the company issued 2,000,000 common shares of the company for proceeds of $200,000 upon exercise of some of the common share purchase warrants.

            v) During the year ended September 30, 2000, as consideration for financial advisory services provided, the company issued 1,000,000 common share purchase warrants. The value of warrants was being recognized into income as the services were provided, resulting in compensation expense of $162,000 in 2001. During September 30, 2002, the 1,000,000 common share purchase warrants were cancelled, upon the company giving notice to terminate the contract, and the outstanding value attributed to the cancelled common share purchase warrants and deferred compensation expense was transferred to contributed surplus.

            vi) On May 11, 2000, the company granted a common share purchase warrant, exercisable for a period of five years, to purchase up to 1,000,000 common shares of the company at a price of US$1.75 per share.


                                                                            (13)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

                  The common share purchase warrant was assigned a value of $1,700,000, which was recorded in equity. The value of the common share purchase warrant was determined using the Black-Scholes option-pricing model using the following assumptions: expected dividend yield of $nil; an expected volatility of 146%; risk free interest rate of 6.17%; and expected life of five years. At September 30, 2003, this share purchase warrant remains outstanding.

         e)       Loans receivable

                  During the year ended September 30, 2002, the company made loans to employees, which were secured by common shares of the company. As at September 30, 2003, loans totalling $122,206 (2002 - $227,470) were outstanding and have been recorded as a charge to shareholders' equity. The loans are non-interest bearing and are repayable on demand. The common shares held as security have a market value at September 30, 2003 of $293,294.

9     LIMITED PARTNERSHIP EQUITY

      On February 14, 2002, the PhotoChannel LP was formed under a Limited Partnership Agreement to carry on the sales, marketing and deployment of the PhotoChannel Network in specified market segments. The partnership initially sold 1,250 Limited Partnership units in June 2002, at a price of $1,000 per unit, raising $1,250,000. In December 2002 and September 2003, the partnership sold an additional 115 units and 245 units, respectively, at a price of $1,000 per unit, raising $360,000. The company has granted to the PhotoChannel LP a software license to commercially exploit the PhotoChannel Network in Canada. Pursuant to an operating agreement, the company will receive payments for services provided to the PhotoChannel LP from a software license agreement and management and operating services agreements (representing software rights, management, personnel and facilities and equipment that the company has agreed to provide to the PhotoChannel LP), which will enable the company to continue its development, deployment and exploitation of its digital imaging network software in other market segments.

      It is a condition of the PhotoChannel LP agreement that each limited partner enter into an agreement with the company, pursuant to which the company has the option to acquire all the Limited Partnership units from the limited partners, at any time on or before June 30, 2004. Each of the Limited Partnership units sold in June and December 2002 may be exchanged for 10,000 units of the company, each unit being comprised of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of the company, at a price of $0.10 per share, at any time on or before the earlier of two years from the date of issue of the Limited Partnership units and June 30, 2004. Each Limited Partnership unit sold in September 2003 may be exchanged for 10,000 common shares of the company.

      In view of the existence of the company's option to acquire the Limited Partnership units from the limited partners, certain common ownership and management of the company and the Limited Partnership and that the company controls the PhotoChannel LP, the partnership equity is presented within shareholders' equity of the company and, the accounts of the partnership have been consolidated with those of the company.


                                                                            (14)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

      The company has also entered into a Support Agreement, pursuant to which the company has agreed to provide loan financing to the Limited Partnership, to incur operational and capital costs, once substantially all equity generated from the Limited Partnership units is utilized. Losses incurred by the Limited Partnership in 2002 and 2003 are allocated first to the Limited Partnership units to the extent of their equity investment and thereafter to the company. In 2002, the company previously attributed all losses to the company. Accordingly, the loss for 2002 has been restated for comparative purposes to allocate losses to the Limited Partnership units to the extent of the equity.

      This restatement has the effect of reducing the deficit attributable to the company's common shareholders from $38,963,665 to $37,726,075, the net loss attributed to common shareholders from $1,851,661 to $614,071 and the basic and fully diluted net loss per share from $0.03 to $0.01.

      If the company were to exercise its option to acquire the Limited Partnership units prior to June 30, 2004, the result would be the issuance of 16,100,000 common shares and 13,650,000 common share purchase warrants of the company.


10    NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS

                                                        2003           2002          2001
                                                           $              $             $

      Accounts receivable                             20,935        (29,681)      507,583
      Inventory                                           --             --        40,822
      Prepaid expenses                                15,603         (8,200)      978,329
      Accounts payable and accrued liabilities    (1,464,214)    (2,603,809)    3,743,999
      Deferred revenue                                60,000             --            --
      Due to related parties                        (273,612)       273,612            --
                                                  ----------     ----------     ---------

                                                  (1,641,288)    (2,368,078)    5,270,733
                                                  ==========     ==========     =========


11    REVENUE

      The following is a breakdown of the revenue for the years ended September 30, 2003, 2002 and 2001:

                              2003       2002      2001
                                 $          $         $

      Installation fees     86,914     57,387        --
      Membership fees       73,120    104,410    29,308
      Commission fees       90,054      3,588        --
      Other                  5,485      8,415        --
      Multi-Media               --         --    20,046
      Photofinishing            --         --    41,758
                           -------    -------    ------

                           255,573    173,800    91,112
                           =======    =======    ======

                                                                            (15)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

12    EXPENSE DETAILS

                                                            2003          2002          2001
                                                               $             $             $

      GENERAL AND ADMINISTRATION
      Salaries and consulting                         1,051,891    2,145,564    4,992,072
      Accounting and legal                              106,498      337,569      928,702
      Investor relations                                 29,900       16,000      278,257
      Office and miscellaneous                          203,024      502,308    2,010,123
      Share of previous partnership losses                   --           --      347,326
      Rent                                               92,927      106,661      721,543
      Loss on sale of property plant and equipment       44,209          386       53,144
                                                      ---------    ---------    ---------

                                                      1,528,449    3,108,488    9,331,167
                                                      =========    =========    =========


       SALES AND MARKETING
       Salaries and consulting                          678,876      602,432      368,911
       Printing, advertising and promotion                1,574        1,372    1,729,012
       Miscellaneous                                     54,342       50,452       44,717
                                                                   ---------    ---------

                                                        734,792      654,256    2,142,640
                                                      =========    =========    =========

       RESEARCH AND DEVELOPMENT
       Salaries and consulting                          766,890      611,223    1,176,626
       Website planning                                      --           --      205,986
       Miscellaneous                                     22,299        3,261       29,016
                                                                                ---------

                                                        789,189      614,484    1,411,628
                                                      =========    =========    =========

      GAIN ON SETTLEMENT OF OBLIGATIONS

      During the year ended September 30, 2003, a gain on settlement of obligations of $457,599 (2002 - $808,774; 2001 - 66,382) was recognized as a result of debt settlements with various trade creditors and past employees of the company.

      GAIN ON BANKRUPTCY OF SUBSIDIARY

      On November 1, 2001, PhotoChannel, Inc., the company's U.S. operating subsidiary, filed under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut. PhotoChannel, Inc.'s principal operations related to the provision of film processing, scanning, storage and printing of digital images directly to U.S. consumers. The provision of this service did not prove viable, and PhotoChannel, Inc. was unable to continue as an operating entity. An expense recovery for the year ended September 30, 2002 of $2,746,944 resulted from the bankruptcy of PhotoChannel, Inc.

                                                                            (16)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

13    INCOME TAXES

      The company is subject to Canadian federal and provincial taxes.

      The company has non-capital losses for Canadian income tax purposes of approximately $18,415,461, which are available for carry forward to reduce future years' taxable income. These income tax losses expire as follows:

                                                                  $

            Year ending September 30
                 2004                                     3,520,400
                 2005                                     2,720,600
                 2006                                     2,064,600
                 2007                                     5,390,900
                 2008                                     2,629,755
                 2009                                             -
                 2010                                     2,119,206
                                                   ------------------

                                                         18,445,461
                                                   ==================

      The tax effect of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities are as follows:

                                                    2003            2002            2001
                                                       $               $               $

         Net operating loss carry-forwards     6,455,911       5,883,656       9,807,144
         Property, plant and equipment         1,803,587       1,705,314       2,788,231
         Share issue costs                        72,840          69,533          92,711
                                                                             -----------

                                               8,332,338       7,658,503      12,688,086
         Valuation allowance                  (8,332,338)     (7,658,503)    (12,688,086)
                                                                             -----------

         Net future income tax assets                 --              --              --
                                              ==========     ===========     ===========

      Management believes there is sufficient uncertainty regarding the realization of future income tax assets such that a full valuation allowance is appropriate.

                                      (17)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

      The income tax recovery for the year ended September 30, 2003 differs from the amount obtained by applying the applicable statutory income tax rates to loss before income taxes as follows:

                                                                 2003           2002           2001

            Combined statutory income tax rate                    38%            42%            45%
                                                             ========     ==========     ==========

                                                                    $              $              $

            Income tax recovery based on combined
                 statutory rate                               930,994        257,910      8,942,054
            Effect of U.S. subsidiary Chapter 7
                 bankruptcy (note 12)                              --     (5,229,535)            --
            Expiration of tax losses                         (169,467)            --             --
            Effect of change in expected tax rates            (73,500)       (42,985)    (3,635,168)
            Non-deductible expenses and other differences     (14,193)       (14,972)       (64,800)
            Change in valuation allowance                    (673,834)     5,029,582     (5,242,086)
                                                             --------     ----------     ----------

                                                                   --             --             --
                                                             ========     ==========     ==========

14    RELATED PARTY TRANSACTIONS

      During the year ended September 30, 2003, the company incurred consulting fees of approximately $nil (2002 - $180,833; 2001 - $111,042) to a company owned by a director and officer. The fees are recorded in general and administration expense.

      As at September 30, 2003, there is $nil (2002 - $273,612) due for consulting fees owed to officers and employees of the company.


15    SEGMENTED INFORMATION

      During the years ended September 30, 2003 and 2002, the company obtained all of its revenue from the provision of the PhotoChannel Network to photo-finishing retailers. During the year ended September 30, 2001, the company obtained revenues from its e-processing operations, through the provision of film processing, scanning, storage and printing of digital images directly to U.S. consumers, and the sale of its packaged multimedia presentation software. During all of the above periods, losses were attributable to the related segments. At September 30, 2003, the company recorded sales of $145,559 and $110,014 from the Canadian and United States marketplaces, respectively, and its property, plant and equipment were located in Canada. At September 30, 2002 and 2001, all of the company's sales were from the U.S. market and its property, plant and equipment were located in Canada.

                                                                            (18)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

      Major customers, representing 10% or more of sales in the year ended September 30, 2003, include: Customer A - $39,682; Customer B - $36,444; Customer C - $28,905; Customer D - $27,400. During the years ended September 30, 2002 and 2001, no individual customers made up more than 10% of sales.


16    FINANCIAL INSTRUMENTS

      a)    Fair values

            The fair values of cash and cash equivalents, cash held in trust, short-term deposits, accounts receivable, accounts payable and accrued liabilities, due to related parties and loans receivable approximate their carrying amounts due to the near-term maturity of these instruments.

      b)    Credit risk

            Financial instruments that potentially subject the company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The company limits its exposure to credit risk by placing its cash and cash equivalents and short-term investments with high credit quality financial institutions and corporations. The company does not have a significant exposure to any individual customer or counter party. The company provides its services on credit in the normal course of conducting its business.

      c)    Foreign exchange risk

            The company is subject to foreign exchange risk for sales and purchases denominated in foreign currencies. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the Canadian dollar. The company does not actively manage this risk.


                                                                            (19)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

17    COMMITMENTS AND CONTINGENCIES

      COMMITMENTS

      The company has entered into agreements to lease premises and services for periods to 2008. The annual rent for premises includes minimum rent plus realty taxes and operating expenses. Minimum payments for each of the next five years are as follows:

                            $

            2004      352,697
            2005      479,202
            2006      479,202
            2007      466,191
            2008      300,852
                    ---------

                    2,078,144
                    =========

      CONTINGENCIES

      Other than as set out below, as of January 9, 2004, there were no legal proceedings material to the company to which the company or its subsidiaries are a party or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated. Other than the amounts described in note 17(b), no accrual has been made in relation to any of the matters described.

      a) On February 24, 1999, Thomas Jackson, a former President and Chief Executive Officer of the company, commenced proceedings against the company in the Supreme Court of British Columbia. Mr. Jackson has claimed damages for unpaid services not exceeding $150,000. Management is of the view that the claim is without merit and is vigorously defending these proceedings. There have been no further proceedings in this matter since the company filed its statement of defence on August 3, 1999.

      b) On January 13, 2000, Arthur Tesser, the former Chief Operating Officer of PhotoChannel, Inc., commenced arbitration proceedings against PhotoChannel, Inc. for US$317,000. Mr. Tesser claimed being owed a severance under an employment contract dated July 26, 2000. Under the terms of the settlement agreement on August 15, 2003 between the company and Mr. Tesser, the company was to pay Mr. Tesser US$105,000 by way of instalments. At September 30, 2003, the company had five instalments remaining as follows: US$15,000 on or before October 15, 2003; and US$10,000 each, payable on or before each of November 15, 2003, December 15, 2003, January 15, 2004 and February 15, 2004 (note 20).


                                                                            (20)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

      c) On March 3, 1999, the company received a letter from DATT Japan indicating that they had proceeded with legal action in the Japanese courts and asking for an order for payment. On September 10, 2001, the company's legal representative received a telephone call from an individual claiming that he represented DATT Japan and indicating that his client had received a judgment from a Japanese court against the company for approximately $99,000. The company intends to defend itself against the enforcement of this judgment; however, there have been no further proceedings or correspondence since the September 10, 2001 telephone call.

      d) On November 5, 2001, Donald Sutherland of P.O. Box 345, Staten Island, New York, New York, commenced an action in the Supreme Court of British Columbia, claiming $132,771 plus interest, for the provision of text, photographs and services. The company is disputing the claim.


18    RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

      a)    Impairment of long-lived assets

            In 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets", which is effective for the company's fiscal year commencing October 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The company does not expect the adoption of this section to have significant impact on its financial results.

      b)    Hedging relationships

            In June 2003, the CICA revised Accounting Guideline 13, "Hedging Relationships", which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

      c)    Consolidation of variable interest entities

            In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company does not expect the adoption of this section to have a significant impact on its consolidated financial statements.

                                                                            (21)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

      d)    Generally accepted accounting principles

            In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles." The section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The company will implement the new section prospectively beginning on October 1, 2003. The company does not expect the adoption of this section to have a significant impact on its consolidated financial statements.


19 RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

      The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

      The reconciliation of the loss for the year based on Canadian GAAP to U.S. GAAP is as follows:

                                                                 2003           2002            2001
                                                                     $              $               $

            Net loss for the year under Canadian GAAP        2,822,394      1,851,661      19,871,231
            Compensation cost (recovery) (i)                   136,416            953        (179,006)
            Minority interest                                 (372,410)    (1,237,590)             --
                                                                                          -----------

            Net loss and comprehensive loss for the year
                 under U.S. GAAP (iii)                       2,586,400        615,024      19,692,225
                                                            ==========     ==========     ===========

            Basic and fully diluted loss per share under
                 U.S. GAAP (iv)                                   0.03           0.01            0.59
                                                            ==========     ==========     ===========

      The reconciliation of the balance sheet between Canadian GAAP and U.S.
      GAAP is as follows:

                                                                  2003           2002            2001
                                                                     $              $               $

           Minority interest
                Canadian GAAP                                       --             --              --
                U.S. GAAP                                           --         12,410              --

                                                                            (22)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

      The reconciliation of the statement of shareholders' equity (deficiency) between Canadian GAAP and U.S. GAAP is as follows:

                                                                                                                             TOTAL
                                                                                            DEFERRED                  SHAREHOLDERS
                               CAPITAL   CONTRIBUTED         LOAN                LP UNITS    COMPEN-       DEFICIT          EQUITY
                             STOCK (I)       SURPLUS   RECEIVABLE    WARRANTS        (II)     SATION   (i) AND (ii)    (DEFICIENCY)
                                     $             $            $           $           $          $             $               $
Balance -
    September 30, 2001
Canadian GAAP               24,168,231      5,927,262            -   2,150,000          -   (261,000)  (37,112,004)      (5,127,511)
U.S. GAAP                   24,060,071      8,226,322            -   2,150,000          -   (261,000)  (39,302,904)      (5,127,511)

Balance -
    September 30, 2002
Canadian GAAP               26,390,849      6,189,605     (227,470)  3,214,845     12,410          -   (37,726,075)      (2,145,836)
U.S. GAAP                   26,282,689      8,489,618     (227,470)  3,214,845          -          -   (39,917,928)      (2,158,246)

Balance -
    September 30, 2003
Canadian GAAP               31,826,678      6,976,915     (122,206)  2,168,522          -          -   (40,176,059)         673,850
U.S. GAAP                   31,718,518      9,413,344     (122,206)  2,168,522          -          -   (42,504,328)         673,850


      i)    Stock-based compensation

            Under Canadian GAAP, the company does not measure compensation expense in connection with the granting of options to employees. Under U.S. GAAP, the company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock compensation to employees and directors. Under APB 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized at the time of the initial grant. If the exercise price of a fixed stock option award is subsequently reduced, Financial Accounting Standards Board
            (FASB) Interpretation No. 44 (FIN 44) requires that the option award be accounted for as variable from the date of the modification to the date the award is exercised, forfeited or expires unexercised. Accordingly, the company records compensation expense or recovery for such modified options calculated as the amount of the change in the intrinsic value of the options from the time of the modification to the date the modified option is exercised, forfeited or expires.

                                                                            (23)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

            Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" requires the company to provide pro forma information regarding net income and earnings per share as if compensation for the company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The company estimates the fair value of each stock option at the grant date or measures compensation for options modified and requiring variable accounting from the date of modification by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the year ended September 30, 2003:

                                                       2003       2002          2001

            Dividend yield                              nil        nil           nil
                Expected volatility (private
                 company)                              100%       100%          100%
            Risk-free interest rate                      4%         4%            4%
            Expected life (in years)                      5          5             5

            The weighted average fair value of options granted during 2003 was $0.12 (2002 - $0.07; 2001 - $0.37). The effect of pro forma compensation expense on the company's loss and loss per share is as follows:

                                                       2003       2002          2001
                                                          $          $             $

            Loss per U.S. GAAP                    2,586,400    615,024    19,692,225
            Additional compensation expense         203,299    302,165     2,243,708
                                                                          ----------

            Pro forma loss                        2,789,699    917,189    21,935,933
                                                  =========    =======    ==========

              Pro forma basic and diluted loss
                 per share                             0.03       0.02          0.66
                                                  =========    =======    ==========

ii) Minority interest

            Under Canadian GAAP, the company presents the partnership equity within shareholders' equity and separates the net loss attributed to limited partnership from the net loss attributed to the common shareholders (note 9). Under U.S. GAAP the company applies Accounting Research Bulletin No. 51, "Consolidated Financial Statements" (ARB 51) and related interpretations in accounting for the consolidation of the limited partnership. Under ARB 51, the partnership equity is presented as minority interest to the extent of the limited partners' equity investment, net of losses attributed to the limited partners. The loss attributed to the limited partners is shown as minority interest on the statement of loss and deficit.

                                                                            (24)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

            In 2002, the company previously attributed all losses to the company. Accordingly, the loss for 2002 has been restated to allocate losses attributed to the Limited Partnership units to minority interest. Also, the residual limited partnership equity has been restated as minority interest.

            The restatement has the effect of increasing minority interest to $12,410, reducing the deficit from $41,155,518 to $39,917,928, and reducing the net loss from $1,852,614 to $615,024 and the basic and fully diluted loss per share from $0.03 to $0.01.

      iii)  Comprehensive loss

            U.S. GAAP requires disclosure of comprehensive income (loss), which is intended to reflect all changes in equity except those resulting from contributions from owners. There are no material adjustments required to present comprehensive income for the purposes of these consolidated financial statements

      iv)   Net loss per share

            Outstanding options and warrants as described in note 8, with the exception of contingently issuable shares, have not been included in the calculation of diluted earnings per share as their effect would be anti-dilutive. As such, the basic and diluted earnings per share calculations do not differ.

      v)    Cash flow statement

            The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by IAS 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (SEC).

      vi)   Recent U.S. GAAP announcements

            In July 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 has had no significant impact on the consolidated financial statements.

                                                                            (25)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

            In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS 150). This statement establishes standards for issuers on how to classify and measure certain financial instruments with characteristics of both liabilities and equity. An issuer must classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Included in the scope of this standard is: (a) a financial instrument issued in the form of shares that is mandatorily redeemable; (b) a financial instrument other than an outstanding share that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets; and (c) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares. SFAS 150 has had no significant impact on the consolidated financial statements.

            In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin (ARB) 51. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (variable interest entities or VIE) by clarifying the application of ARB 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties.

            FIN 46 requires the primary beneficiary to consolidate a VIE if it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both.

            Effective December 2003, the FASB issued additional guidance clarifying FIN 46. The modification also provides a deferral of FIN 46 for certain entities. Application of FIN 46 is required in financial statements of public entities that have interests in structures that are commonly referred to as special purpose entities for periods ending after December 15, 2003. Application for all other types of VIEs is required in financial statements for periods ending after March 15, 2004. Management has not yet determined the effect that the adoption will have on its financial statement.

            In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - An amendment of FASB Statement No. 123". SFAS 148 amends Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures both in annual and interim financial statements about the method of accounting for stock-based employee compensation and effect of the method used on reported results. The company has included the disclosures required by SFAS 148 in this reconciliation to U.S. GAAP.

            The company has determined that other recently issued Canadian and U.S. accounting pronouncements will have no impact on adoption.

                                                                            (26)

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
FOR THE YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

(expressed in Canadian dollars)

20    SUBSEQUENT EVENTS

      COMMON SHARE PURCHASE WARRANTS

      Between September 30, 2003 and October 21, 2003, the company issued 2,675,000 common shares of the company for proceeds of $267,500 upon exercise of common share purchase warrants granted to Discovery Capital Corporation.

      ARTHUR TESSER

      Between September 30, 2003 and January 9, 2004, the company paid instalment payments of US$35,000 under the terms of the August 15, 2003 settlement agreement. As at January 9, 2004, the company has two instalment payments remaining totalling US$20,000.

      LOANS RECEIVABLE

      Between September 30, 2003 and December 29, 2003, the company was repaid $33,600 of the loans to employees, which were secured by common shares of the company.

      CASH HELD IN TRUST

      Between September 30, 2003 and December 29, 2003, the company received the $345,000 which had been held in trust at September 30, 2003 as a result of the non-brokered private placement in September 2003.

                                                                            (27)

PHOTOCHANNEL NETWORKS INC. FORM 20-F


      3. On November 5, 2001 Donald Sutherland of P.O. Box 345, Staten Island, New York, New York, commenced an action in the Supreme Court of British Columbia, claiming $132,770.63 plus interest, for the provision of text, photographs and other services. We are disputing the claim.

B. SIGNIFICANT CHANGES

Since the date of the audited consolidated financial statements, there have been significant changes as detailed in Liquidity and Capital Resources in Item 5.B and in Business Overview in Item 4.B.


ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9A(4) and Item 9C.

A. (4). PRICE HISTORY

                            MARKET AND TRADING PRICES

Our common shares are listed and posted for trading on the TSX Venture Exchange, commonly called the TSX-V, under the trading symbol "PNI". Our shares were first listing for trading on the Montreal Exchange ("ME"), in Montreal, Quebec, Canada, which merged with the Canadian Venture Exchange ("CDNX") in September 2001 and effective October 1, 2001 we began trading on the CDNX. Subsequently the CDNX was acquired by the TSX in 2002 and on April 1, 2002 we were listed for trading on the TSX-V. The following table sets forth the reported high and low sale prices of our common shares as reported by the TSX-V and CDNX for each full quarterly period within our two most recent fiscal years:

                                                                Sales Prices (CAN$)
                                                              -------------------------
                                                                High              Low
                  Common Shares                               -------           -------
                  -------------
                  Annual Data       2003                       $0.32             $0.07
                                    2002                        0.12              0.05


                  Quarterly data    2003
                                    December 31, 2003          $0.39             $0.24
                                    September 30, 2003          0.32              0.09
                                    June 30, 2003               0.12              0.08
                                    March 31, 2003              0.11              0.07

                                    2002
                                    December 31, 2002          $0.11             $0.05
                                    September 30, 2002          0.11              0.05
                                    June 30, 2002               0.12              0.06
                                    March 31, 2002              0.11              0.05
                                    December 31, 2001           0.10              0.05

                  Monthly Data      February 2004              $0.33             $0.24
                                    January 2004                0.34              0.23
                                    December 2003               0.39              0.29
                                    November 2003               0.32              0.29
                                    October 2003                0.36              0.24
                                    September 2003              0.32              0.12

PHOTOCHANNEL NETWORKS INC. FORM 20-F


Our common shares are also listed on the NASD Over the Counter Bulletin Board ("NASD OTC BB") in the United States, however, we do not presently have an active market maker in the United States. The following table sets forth the high and low sales prices for the common shares on the NASD OTC BB for each full quarterly period within our two most recent fiscal years.

                                                                  Sales Prices (US$)
                                                              -------------------------
                                                                High              Low
                  Common Shares                               -------           -------
                  -------------
                  Annual Data       2003                       $0.25             $0.01
                                    2002                        0.095             0.01

                  Quarterly data    2003
                                    December 31, 2003          $0.28              0.18
                                    September 30, 2003          0.25              0.04
                                    June 30, 2003               0.10              0.05
                                    March 31, 2003              0.08              0.01

                                    2002
                                    December 31, 2002          $0.095             0.01
                                    September 30, 2002          0.08              0.02
                                    June 30, 2002               0.09              0.02
                                    March 31, 2002              0.075             0.02
                                    December 31, 2001           0.10              0.01

                  Monthly Data      February 2004              $0.25             $0.17
                                    January 2004                0.25              0.17
                                    December 2003               0.28              0.21
                                    November 2003               0.26              0.20
                                    October 2003                0.28              0.18
                                    September 2003              0.25              0.07


Our common share register indicates that 32 persons holding approximately 1.13% of our outstanding common stock are persons with United States addresses. We have no information and express no opinion regarding the identities, addresses or holdings of the beneficial owners of these securities.

B. PLAN OF DISTRIBUTION

Not Applicable.

C.  MARKETS

See Item 9A(4) above.

D. SELLING SHAREHOLDERS

Not Applicable.

E.  DILUTION

Not Applicable.

PHOTOCHANNEL NETWORKS INC. FORM 20-F


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

None of our directors is permitted to vote on any resolution to approve a material contract or transaction in which such director has a material interest. (Articles, Paragraph 15.2). Neither our Memorandum nor our Articles limit the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. The Articles provide that directors shall receive such remuneration as the board of directors shall determine from time to time. (Articles, Paragraph 12.2). The board of directors may, without the authorization of the shareholders:

      o     borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;
      o     issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of us by any other person; and
      o mortgage or charge, whether by way of specific or floating charge, or give other security on the undertaking and the whole or any part of the property and assets (both present and future) of us (Articles, Paragraph 8.1).

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

PHOTOCHANNEL NETWORKS INC. FORM 20-F


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

C.  MATERIAL CONTRACTS

The following summary of our material agreements, which agreements are filed as exhibits to this annual report, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements. There are no material contracts, other than those contracts entered into in the ordinary course of business, currently in place or to which we or any member of our group is a party, from the two years immediately preceding the publication of this annual report, except as follows:

1. The rental agreement for our operations in the United States located at 76 Progress Drive, Stamford, Connecticut, USA 06902. The premises comprise approximately 2,000 square feet in an office building. We lease the premises from a third party corporation. The lease is for a period of one year and expired on May 31, 2002. We continue to lease on a month to month basis under this agreement. The base monthly rent is approximately US$3,000.00.*
2. The rental agreement for our executive offices located at Suite 506, 425 Carrall Street, Vancouver, British Columbia, Canada. The premises comprise approximately 2,663 square feet in an office building. We lease the premises from a third party corporation. The lease is for a period of three years, expiring on July 31, 2004. The base monthly rent is approximately $3,994.50.*
3. The Hosting Solutions Contract with TELUS Communications Inc., dated September 11, 2001. This agreement is for a 60 month period commencing October 1, 2001.*
4. The Internetworking Services Agreement with TELUS Communications Inc., dated September 11, 2001. This agreement is for a 60 month period commencing October 1, 2001.*
5. The Distribution Agreement, with NBJ Enterprises Ltd., dba Skana Photo-Lab Products, dated February 1, 2002 and amended July 1, 2002. This agreement is for a period of 12 months.*
6. The License Agreement with PhotoChannel Networks Limited Partnership, dated February 14, 2002. This agreement is in perpetuity or until unwound.*
7. The Operating Agreement with PhotoChannel Networks Limited Partnership, dated February 14, 2002. This agreement is for a period of five years.*
8. The Support Agreement with PhotoChannel Networks Limited Partnership, dated May 2, 2002. This agreement is in perpetuity or until the License Agreement is unwound.*

PHOTOCHANNEL NETWORKS INC. FORM 20-F


9. The Management Agreement with PhotoChannel Networks Limited Partnership, dated June 4, 2002. This agreement is for a period of approximately five years and seven months, terminating on December 31, 2007.*
10. The Amended & Restated Limited Partnership Agreement with 620077 B.C. Ltd., Discovery Capital 2001 Technology Limited Partnership, TELUS Corporation, Ex Fund Technologies Corp. and Peter Scarth, dated June
     4, 2002.*
11. The Option Agreement with Discovery Capital 2001 Technology Limited Partnership, dated June 4, 2002. This agreement is for a period of approximately 25 months, expiring on June 30, 2004.*
12. The Option Agreement with TELUS Corporation, dated June 4, 2002. This agreement is for a period of approximately 25 months, expiring on June 30, 2004.*
13. The Option Agreement with Ex Fund Technologies Corp., dated June 4, 2002. This agreement is for a period of approximately 25 months, expiring on June 30, 2004.*
14. The Option Agreement with Peter Scarth, dated June 4, 2002. This agreement is for a period of approximately 25 months, expiring on June 30, 2004.*
15. The License and Services Agreement with Black Photo Corporation, dated September 13, 2002. This Agreement is for a period of two years, expiring September 12, 2004 (the "Term") and automatically renews for one year periods unless written notice is provided by one party to the other not less than ninety (90) days prior to the end of the Term or the then current renewal term.*
16. The License and Services Agreement with Giant Eagle, Inc., dated December 12, 2002. This Agreement is for a period of two years, expiring December 11, 2004 (the "Term") and automatically renews for one year periods unless written notice is provided by one party to the other not less than ninety
     (90) days prior to the end of the Term or the then current renewal term.
17. The Letter Agreement with Photolab.ca, a division of Loblaw Group of Companies, dated February 6, 2003. This Agreement is for a period of nine months, expiring November 5, 2003.
18. The Services Agreement with Wal-Mart Canada Corp., dated April 11, 2003. This Agreement is for a period of two years, expiring April 10, 2005 (the "Term") and automatically renews for one year periods unless written notice is provided by one party to the other not less than thirty (30) days prior to the end of the Term or the then current renewal term.
19. The rental agreement for our executive offices located at Suite 506, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on May 16, 2003. The amendment comprises the addition of approximately 1,674 square feet in the office building. We lease the premises from a third party corporation. The amendment has extended the term of the lease by three (3) years to July 31, 2007. The new monthly base rent, effective June 1, 2004, has been increased to approximately $6,505.50.

---------------------
* Previously filed.

D.  EXCHANGE CONTROLS

The Investment Canada Act (the "ICA"), as amended, requires that all acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information purposes and not for review purposes, unless the acquisition relates to an acquisition of control of a Canadian business having $150 million or more of gross assets. As at February 29, 2004, three of our four directors were Canadian, and 80% of our voting shares were owned by Canadians. We are satisfied that we complies with ICA at present.

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

PHOTOCHANNEL NETWORKS INC. FORM 20-F


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

PHOTOCHANNEL NETWORKS INC. FORM 20-F


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

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

      (a) the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

      (b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

      (c) the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

G. STATEMENTS BY EXPERTS

Not Applicable.

H. DOCUMENTS ON DISPLAY

The documents concerning us which are referred to in this annual report may be inspected at our offices located at 506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3.

PHOTOCHANNEL NETWORKS INC. FORM 20-F


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

PHOTOCHANNEL NETWORKS INC. FORM 20-F


PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults with respect to dividends, arrearages or delinquencies since September 30, 2003.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of our security holders or use of proceeds since September 30, 2003.


ITEM 15. CONTROLS AND PROCEDURES

Prior to the adoption of the SARBANES-OXLEY ACT OF 2002, we maintained formal and informal procedures that were designed to ensure that we comply with disclosure obligations and that there is a flow of important information to the appropriate collection and disclosure points in a timely manner.

The evaluation of our disclosure controls and procedures, as of June 30, 2003, was supervised and reviewed by our senior management. In doing so, they considered the controls and procedures that we have implemented, and evaluated the existence of any material weaknesses or deficiencies that would significantly and adversely affect our ability to collect, process or disclose required information on a timely basis, all in the context of our relatively small size and the hands-on role that is played by our chief executive officer and our chief financial officer in our day-to-day operations. As a result, our chief executive officer and our chief financial officer have concluded that the procedures and controls that we have implemented ensure timely collection and evaluation of information potentially subject to disclosure under applicable securities laws, and that such procedures and controls capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to our business.

Finally, we confirm that there were no significant changes in our internal controls or in other factors that would significantly affect these controls subsequent to the date of their evaluation.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee financial expert is Peter Fitzgerald.

ITEM 16B. CODE OF ETHICS

We have not formally adopted a written code of ethics. We are reviewing the adoption of a formal code of ethics. We have guided our conduct in accordance with the rules and policies of the TSX Venture Exchange, the provisions of the Company Act of British Columbia and our reporting in accordance with the securities legislation applicable to us. Due to our size we have not deemed it necessary to adopt a formal written code of ethics at this time.

PHOTOCHANNEL NETWORKS INC. FORM 20-F


ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. AUDIT FEES

The aggregate fees billed by our auditors were CDN$62,994 and CDN$50,000 for the fiscal years ended 2003 and 2002, respectively.

B. AUDIT-RELATED FEES

Nil

C. TAX FEES

Nil

D. ALL OTHER FEES

Nil

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III


ITEM 17. FINANCIAL STATEMENTS

Our consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles or Canadian GAAP. See Note 19 to the consolidated financial statements for a reconciliation of the measurement differences between Canadian and US GAAP, as they relate to us.

The financial statements and notes thereto as required under Item 17 are attached hereto and are found immediately following the text of this annual report.


ITEM 18. FINANCIAL STATEMENTS

We are providing financial statements pursuant to Item 17.


ITEM 19. EXHIBITS

(a) The following exhibits are filed as part of this annual report:


Exhibit Number                        Description
--------------                        -----------

1. The rental agreement for our operations in the United States with Progress Park Corp., dated June 6, 2001.*

2. The rental agreement for our executive offices in Canada with Electric Avenue Properties Inc., dated July 12, 2001.*

3. The Hosting Solutions Contract with TELUS Communications Inc., dated September 11, 2001.*

4. The Internetworking Services Agreement with TELUS Communications Inc., dated September 11, 2001.*

5. The Distribution Agreement, with NBJ Enterprises Ltd., dba Skana Photo-Lab Products, dated February 1, 2002 and amended July 1, 2002.*

6. The License Agreement with PhotoChannel Networks Limited Partnership, dated February 14, 2002.*

7. The Operating Agreement with PhotoChannel Networks Limited Partnership, dated February 14, 2002.*

8. The Support Agreement with PhotoChannel Networks Limited Partnership, dated May 2, 2002.*

9. The Management Agreement with PhotoChannel Networks Limited Partnership, dated June 4, 2002.*

10. The Amended & Restated Limited Partnership Agreement with 620077 B.C. Ltd., Discovery Capital 2001 Technology Limited Partnership, TELUS Corporation, Ex Fund Technologies Corp. and Peter Scarth, dated June 4, 2002.*

11. The Option Agreement with Discovery Capital 2001 Technology Limited Partnership, dated June 4, 2002.*

PHOTOCHANNEL NETWORKS INC. FORM 20-F


12.   The Option Agreement with TELUS Corporation, dated June 4, 2002.*

13.   The Option Agreement with Ex Fund Technologies Corp., dated June 4, 2002.*


14.   The Option Agreement with Peter Scarth, dated June 4, 2002.*

15. The License and Services Agreement with Black Photo Corporation, dated September 13, 2002.*

16. The License and Services Agreement with Giant Eagle, Inc., dated December 12, 2002.

17. The Letter Agreement with Photolab.ca, a division of Loblaw Group of Companies, dated February 6, 2003.

18.   The Services Agreement with Wal-Mart Canada Corp., dated April 11, 2003.

19. The rental agreement for our executive offices located at Suite 506, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on May 16, 2003.

---------------------
* Previously filed.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               PHOTOCHANNEL NETWORKS INC.
                                               (Registrant)


Date:    MARCH 31, 2004                        By:  "Ian Peter Campbell Scarth"
                                                 ------------------------------
                                                    Ian Peter Campbell Scarth
                                                    Chairman

PHOTOCHANNEL NETWORKS INC. FORM 20-F


    CERTIFICATIONS REQUIRED BY SECTION 302 OF SARBANES-OXLEY ACT OF 2002 AND
                                SEC RULE 33-8124

                                 CERTIFICATIONS*

I, Ian Peter Campbell Scarth, certify that:

1. I have reviewed this annual report on Form 20-F of PhotoChannel Networks Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


Date: March 31, 2004

"Ian Peter Campbell Scarth"
Ian Peter Campbell Scarth
Chief Executive Officer

PHOTOCHANNEL NETWORKS INC. FORM 20-F


    CERTIFICATIONS REQUIRED BY SECTION 302 OF SARBANES-OXLEY ACT OF 2002 AND
                                SEC RULE 33-8124

                                 CERTIFICATIONS*

I, John Robert Chisholm, certify that:

1. I have reviewed this annual report on Form 20-F of PhotoChannel Networks Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

e) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

f) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


Date: March 31, 2004

"John Robert Chisholm"
John Robert Chisholm
Chief Financial Officer

PHOTOCHANNEL NETWORKS INC. FORM 20-F


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of PhotoChannel Networks Inc. on Form 20-F for the period ending September 30, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1. The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of PhotoChannel Networks Inc.



Date: March 31, 2004             "Ian Peter Campbell Scarth"
                                 -------------------------------------------
                                 Name: Ian Peter Campbell Scarth
                                 Title: Chairman and Chief Executive
Officer

Date: March 31, 2004             "John Robert Chisholm"
                                 -------------------------------------------
                                 Name: John Robert Chisholm
                                 Title: Chief Financial Officer