Form 20-F
period 2004-09-30
PHOTOCHANNEL NETWORKS INC
filed 2005-03-31
CIK 1036642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2004

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

Number of shares of each of the Registrant’s classes of capital stock outstanding as of the close of the period covered by the annual report.

Common Shares    176,347,341 Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☐ No ☒

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☒ Item 18 ☐

PHOTOCHANNEL NETWORKS INC. FORM 20-F

PHOTOCHANNEL NETWORKS INC. FORM 20-F

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following table summarizes certain selected consolidated financial data for each of the five financial years ended September 30, 2004. The data for the fiscal years ended September 30, 2004, 2003, 2002, 2001 and 2000 are derived from audited consolidated financial statements. The selected financial data set forth below with respect to our consolidated statements of operations for each of the three financial years in the period ended September 30, 2004 and with respect to the consolidated balance sheets as at September 30, 2004 and 2003, are derived from our audited consolidated financial statements included elsewhere in this annual report. Consolidated statements of operations data for the years ended September 30, 2001 and 2000, and consolidated balance sheet data as at September 30, 2002, 2001 and 2000, have been derived from our audited consolidated financial statements that have not been included in this annual report.

Readers should read the following selected financial data in conjunction with our consolidated financial statements and the notes thereto appearing in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Readers are referred to Note 17 in the accompanying September 30, 2004 consolidated financial statements for a quantitative reconciliation of the measurement differences between Canadian GAAP and generally accepted accounting principles in the United States (“US GAAP”), as it relates to us.

The data is expressed in Canadian dollars (“CDN$”), unless otherwise described. We refer readers to "Currency and Exchange Rates" below for a history of exchange rates between the Canadian dollar and the U.S. dollar.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Selected Financial Data:

Under Canadian GAAP	For the years ended September 30th
Item	2004	2003	2002	2001	2000
Revenue	$763,140	$255,573	$173,801	$97,112	$126,313
Loss from operations	($3,078,188)	($3,282,445)	($5,334,672)	($20,259,747)	($7,155,793)
Net loss for the year	($3,052,485)	($2,822,394)	($1,851,661) restated	($19,871,231)	($6,940,356)
Loss attributed to Limited Partnership	N/A	$372,410	$1,237,590 restated	N/A	N/A
Net loss for the year attributed to common shareholders	($3,052,485)	($2,449,984)	($614,071) restated	($19,871,231)	($6,940,356)
Basic and diluted net loss per common share	($0.02)	($0.03)	($0.01) restated	($0.60)	($0.32)
Redemption of limited partnership units	($6,511,063)	N/A	N/A	N/A	N/A
Total assets	$1,945,692	$1,851,097	$709,237	$1,488,276	$15,715,937
Net assets (liabilities)	$1,194,079	$673,850	($2,145,836)	($5,127,511)	$13,664,132
Capital Stock	$41,702,604	$31,826,678	$26,390,849	$24,168,231	$16,315,246
Weighted average number of Common Shares	148,741,599	89,448,942	59,479,315	33,187,579	21,873,716
Long term obligations and redeemable preferred stock	Nil	Nil	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil

The above selected financial data in accordance with U.S. GAAP is indicated below:
	For the years ended September 30th
Item	2004	2003	2002	2001	2000
Revenue	$763,140	$255,573	$173,801	$97,112	$126,313
Loss from operations	($3,078,188)	($3,282,445)	($5,334,672)	($20,259,747)	($7,155,793)
Net loss for the year	($2,974,057)	($2,586,400)	($615,024) restated	($19,692,225)	($8,957,412)
Basic and diluted net loss per common share	($0.02)	($0.03)	($0.01) restated	($0.59)	($0.36)
Total assets	$8,456,755	$1,851,097	$709,237	$1,488,276	$15,715,937
Net assets (liabilities)	$7,705,142	$673,850	($2,145,836)	($5,127,511)	$13,664,132
	For the years ended September 30th
Capital Stock	$41,594,444	$31,718,518	$26,282,689	$24,060,071	$16,207,086
Weighted average number of common shares outstanding	148,741,599	89,448,942	59,479,315	33,187,579	21,873,716
Long term obligations and redeemable preferred stock	Nil	Nil	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Currency and Exchange Rates

All dollar amounts set forth in this annual report are in Canadian dollars, unless we indicate otherwise. In the following table we set forth:

•	the rates of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of each of the periods indicated;
•	the average of the exchange rates in effect on the last day of each month during such periods; and
•
the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Previous Six Months

	September 2004	October 2004	November 2004	December 2004	January 2005	February 2005
High Rate	1.3247	1.2755	1.2282	1.2465	1.2468	1.2581
Low Rate	1.2672	1.2129	1.1714	1.1793	1.1944	1.2230

Years ending September 30

	2004	2003	2002	2001	2000
Rate at end of Period	1.2699	1.3536	1.5785	1.5775	1.5009
Average Rate During Period	1.3256	1.4648	1.5730	1.5351	1.4719
High Rate	1.4003	1.5991	1.6195	1.5832	1.5150
Low Rate	1.2672	1.3305	1.5024	1.4895	1.4310

PHOTOCHANNEL NETWORKS INC. FORM 20-F

On September 30, 2004 and March 29, 2005, the noon buying rate in New York City for cable transfers in US dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.2699 and $1.2195, respectively, equals US $1.00.

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

Since inception we have operated at a loss and, at September 30, 2004, had an accumulated deficit of $49,739,607 and a working capital position of $543,740. Historically, we have funded our operating, administrative and development costs through the sale of equity capital or debt financing. We have had and will continue to have capital requirements in excess of our currently available resources. Currently, we are able to meet our financial commitments as they come due. We are dependent upon the proceeds of future financings to further finance the development and implementation of our business objectives. In the event that our plans and/or assumptions change or prove inaccurate, or we are unable to obtain further financing, or such financing and other capital resources, in addition to projected cash flow, if any, prove to be insufficient to fund operations, our continued viability could be at risk. To the extent that any such financing involves the sale of our equity securities, the interests of our then existing shareholders could be substantially diluted. There is no assurance that we will be successful in achieving any or all of these objectives over the coming year and, accordingly, there exists substantial doubt that we will be able to continue as a going concern.

We are implementing a plan to address these issues and to enable us to continue as a going concern through the end of fiscal year 2005 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expanding our customer base, and the subsequent realization of sufficient revenues produced by this network. However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained. The accompanying consolidated financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

As a result of equity financing activities, as of September 30, 2004, we had cash, cash equivalents and short-term investments of approximately $955,965 and as of March 29, 2005, we had cash, cash equivalents and short-term investments of $119,652.

In addition, we currently are generating monthly revenues of approximately $175,000, of which $100,000 relates to recurring revenues from the use of our Network. Accordingly, based on our planned operations during fiscal 2005, we believe that we have sufficient funds for the next four months without need to access the equity markets. Although we do not believe that there is an immediate need for additional capital, we anticipate accessing the equity markets for additional funding depending on actual sales and resulting cash flow during this period. Should our revenue not grow during the next 12 months we would be required to raise approximately $1,200,000 to sustain our current level of operations for this period.

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

If we need additional financing and such financing is not available, we may be forced to limit or curtail operations.

We may need additional capital if:

•	we are unable to generate sufficient revenues to cover operations;
•	our creditors demand payment;
•	we determine necessary to expand our business; or
•	we encounter unanticipated expenses.

To date we have been able to raise funding, however, we have not been successful at generating revenues sufficient to fund our operating expenses. If market conditions are conducive, we may be able to raise capital through:

•	the exercise of common share purchase warrants already in the market; or
•	the sale of equity or debt securities in private or public offerings.

If additional funding is required, this will further dilute our existing shareholder’s ownership. See “The Following Risks Relate To The Market For Our Common Shares”, below.

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

Our business is primarily focused on the Canadian marketplace, however, as we enter the United States and should our product set be accepted, we could have significant exposure to foreign exchange rates, which may adversely impact our business model.

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

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Our audited financial statements contain a footnote about our ability to continue as a going concern. The auditor’s report on our September 30, 2004 consolidated financial statements contains additional comments that indicate that substantial doubt exists about our ability to continue as a going concern. If we are unable to continue as a going concern, we would be required to restate our consolidated financial statements on a liquidation basis.

Our consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of September 30, 2004, we had an accumulated deficit of $49,739,607, which, if prepared under US GAAP, would have been an accumulated deficit of $45,478,385. We continue to incur operating losses, including losses of $3,078,188 during fiscal 2004 (2003 - $3,282,445, 2002 - $5,334,672). Our ability to continue as a going concern and the recoverability of the amounts expended on research and development are dependent on our ability to achieve profitable operations or sufficient proceeds from the sale of our software related projects. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which our consolidated financial statements were prepared.

Under generally accepted auditing standards in the United States of America (“U.S. GAAS”), the auditors’ report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.

We are implementing a plan to address these uncertainties and to enable us to continue as a going concern through the end of fiscal year 2005 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expanding our customer base, and increasing revenues from operations. However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained. The accompanying consolidated financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

We believe, but cannot assure, that we will be able to continue to raise equity financing. In addition, our operating revenues from our Network solution have continued to increase during the year ended September 30, 2004.

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

PHOTOCHANNEL NETWORKS INC. FORM 20-F

If we are unable to respond to rapid technological change and improve our products, our business could be materially and adversely affected.

The market for our products is characterized by:

•	rapidly changing technology;
•	evolving industry standards; and
•	frequent new introductions which may be comparable or superior to our products.

Our success will depend upon market acceptance of our existing solution and our ability to enhance these solutions and introduce new solutions and features to meet changing customer requirements. We cannot assure that we will be successful in identifying, manufacturing and marketing new solutions or enhancing our existing solutions. We may introduce unsatisfactory solutions to the market, negatively impacting our ability to generate sales. In addition, we cannot assure that solutions or technologies developed by others will not render our solutions or technologies non-competitive or obsolete.

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

We operate in a competitive market place. Our success is dependent upon our ability to maintain our current customers and obtain additional customers. Many of our potential competitors have:

•	longer operating histories;
•	significantly greater financial, technical and marketing resources;
•	greater name and product recognition; and
•	larger existing customer bases.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

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

Our ability to attract and retain customers depends on the performance, reliability and availability of our services and network infrastructure. We may experience periodic service interruptions caused by temporary problems in our own systems or software or in the systems or software of third parties upon whom we rely to provide such service. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems and interrupt our services. Computer viruses, electronic break-ins or other similar disruptive events also could disrupt our services. System disruptions could result in the unavailability or slower response times of the website(s) we host for our customers, which would lower the quality of the consumers’ experiences. Service disruptions could adversely affect our revenues and if they were prolonged, would seriously harm our business and reputation. We do not carry business interruption insurance to compensate for losses that may occur as a result of these interruptions. Our customers depend on Internet service providers and other website operators for access to our Network. These entities have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Moreover, the Internet network infrastructure may not be able to support continued growth. Any of these problems could adversely affect our business.

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

We rely on third parties for the Development and Maintenance of the Internet and the Availability of Increased Bandwidth to Users

The success of our business will rely on the continued improvement of the Internet as a convenient means of consumer interaction and commerce. Our business will depend on the ability of our customers’ consumers to use the Network without significant delays or aggravation that may be associated with decreased availability of Internet bandwidth and access to our Network. This will depend upon the maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products such as high speed modems for providing reliable Internet access and services. The failure of the Internet to achieve these goals may reduce our ability to generate significant revenue.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

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

Our success and ability to compete depends, to a large degree, on our current technology and, in the future, technology that we might develop or license from third parties. To protect our technology, we have used the following:

•	confidentiality agreements;
•	retention and safekeeping of source codes; and
•	duplication of such for backup.

We are in the process of inquiring into and applying for patents in Canada and the United States.

Despite these precautions, it may be possible for unauthorized third parties to copy or otherwise obtain and use our technology or proprietary information. In addition, effective proprietary information protection may be unavailable or limited in certain foreign countries. Litigation may be necessary in the future to:

•	enforce our intellectual property rights;
•	protect our trade secrets; or
•	determine the validity and scope of the proprietary rights of others.

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

•	pay damages;
•	be subject to injunctions; or
•
halt deployment of our Network and products while we re-engineer them or seek licenses to the necessary technology, which necessary technology may increase our costs and might not be available on reasonable terms.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

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

At present our common shares are deemed to be a "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks:

•	with a price of less than five US dollars per share;
•	that are not traded on a recognized national exchange;
•	whose prices are not quoted on the NASDAQ automated quotation system;
•	of issuers with net tangible assets less than
o	$2,000,000 if the issuer has been in continuous operation for at least three years; or
o	$5,000,000 if in continuous operation for less than three years; or
•	of issuers with average revenues of less than $6,000,000 for the last three years.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Section 15(g) of the Exchange Act, and Rule 15g-2 of the Securities and Exchange Commission, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer:

•	to obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;
•
to determine reasonably, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience so as to be reasonably capable of evaluating the risks of penny stock transactions;

•	to provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination above; and
•	to receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

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

This Network is described in greater detail in “Our Products” in Item 4.B Business Overview below.

A. History and development of the Company

We were incorporated on December 1, 1995 pursuant to the laws of British Columbia, Canada under the name InMedia Presentations Inc. We obtained receipts in April 1997 for a Prospectus filed with the British Columbia Securities Commission and the Ontario Securities Commission. Our shares were subsequently listed for trading on the Montreal Exchange on April 21, 1997 under the trading symbol "IMD". We changed our name on July 14, 1999 to PhotoChannel Networks Inc. and concurrently changed our symbol on the Montreal Exchange to “PNI”. In September 2001 the Montreal Exchange (“ME”) merged with the Canadian Venture Exchange (“CDNX”) and effective October 1, 2001 we began trading on the CDNX. Subsequently the CDNX was acquired by the TSX Venture Exchange in 2002 and on April 1, 2002 we were listed for trading on the TSX Venture Exchange.

Our principal executive office is located at 506-425 Carrall Street, Vancouver, British Columbia, Canada V6B 6E3, our telephone number is 604-893-8955 and our website is www.photochannel.com.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Important Events In the Development of Our Business

Important events in the development of our business are provided under Item 4. B., below, and in other sections of this filing.

Principal Capital Expenditures And Divestitures Since October 1, 1997

We continue to develop, change and enhance our software and product offerings. Since October 1, 1999, the only capital divestiture has been the filing by our US operating subsidiary, PhotoChannel, Inc., under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001. The only capital expenditures have been for computer equipment, software and furniture and leaseholds, which occurred in the normal course of our operations. Our total capital expenditures were approximately $536,241 for the year ended September 30, 2004 compared with $264,123 in 2003, $1,882 in 2002, $1,186,256 in 2001 and $4,710,973 in 2000. We have financed these expenditures primarily by issuing debt and common shares. Further details applicable to our anticipated capital expenditures and funding sources are detailed in Liquidity and Capital Resources in Item 5.B.

Principal Capital Expenditures And Divestitures Currently in Process

As of March 29, 2005 there were no capital expenditures or divestitures in process outside of the normal course of business.

Public Takeover Offers Since October 1, 2000

There have been no public takeover offers by third parties in respect of our shares or by us in respect of other companies' shares since October 1, 2000.

B. Business Overview

Historically, we have been in the business of developing and marketing digital imaging software products for use by consumers and businesses. We originally formed to develop and market a suite of “easy to use” multimedia presentation products for use by consumers wishing to present and display images captured on digital cameras and photo scanners. We marketed these products under the trade name Slides & Sound PlusTM. We discontinued development of these products during 1999 in order to focus on the development of our e-Processing and network strategy. During the fiscal year ending September 30, 2000, all of our revenue was generated from the sale of our multimedia presentation products. However, as of January 31, 2001, we no longer actively marketed or supported these products.

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

On October 2, 2000, we launched an e-Processing service with the introduction of a photofinishing, e-Processing service as a business - to - consumer strategy providing film processing, scanning, storage and printing of digital images directly to US consumers via our wholly owned US subsidiary, PhotoChannel, Inc. This was to be a joint strategy between our future Network members and the “mail order” model of our US subsidiary. With this launch, we were able to beta test the technology and the marketing of this concept. Our US subsidiary was attempting to target digital camera users who required a photofinishing solution and eventually it was our goal to also provide photofinishing fulfillment through our future Network of professional photofinishing retailers. Regardless of whether our US subsidiary’s customers or our future retailer’s customers were digital camera or conventional film photographers, our Network member’s customers would be able to preview and edit their digital/digitized pictures online before ordering any prints.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

In March 2001, we went through a major reorganization, which resulted in a change of management, a complete corporate restructuring and a change in business focus. We determined that we could not offer both solutions, as the e-processing “mail order” model provided by our US subsidiary was, in fact, competing with our Network model. In April of 2001, we ceased to provide the e-processing mail order option. On November 1, 2001, after attempting to debt settle with creditors of our US subsidiary, our US operating subsidiary, PhotoChannel, Inc. filed under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut.

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

On May 10, 2001 the first retail Network members outfitted with their own branded Internet sites were activated onto the Network. These retailers accept the upload of images that originate within digital cameras or have been scanned within the store environment to sites we create and host. Our Network is a transparent component to the end consumer, existing solely as the technology backbone of the retailer’s digital imaging strategy.

With the establishment and launch of our Network, we distanced ourselves from our immediate past of being an Internet photofinishing “mail order” service into an Internet infrastructure company that manages a Network environment that today is focused on delivering digital imaging from order origination to fulfillment through our retail relationships and connectivity to the retail locations.

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

The primary target market for our Network services are print origination members such as communities, portals and retailers, and print fulfillment members such as photofinishing retailers. The use of digital cameras is increasing and management believes that the popularity of the digital camera will continue to grow as the cost of such cameras continue to decrease and the availability of photographic quality digitized print services increases. InfoTrends, in their 2004 report, reported that over 40% of US households own a digital camera already, and that was expected to continue to grow. The worldwide install-base of digital cameras has risen quickly since their introduction in the mid 1990’s. There is no demographic in which digital cameras are exclusive to, nor is there a prohibitive degree of technological sophistication required to operate these cameras. InfoTrends further predicts that 26% of all Internet users uploaded a photo in 2004, up from 19% in 2003.

Photofinishing retailers originally viewed digital camera penetration as threatening their future. According to PMA’s “Photo Industry 2004 Review and Forecast” film processing volume fell by an estimated 6% in 2003 to 686 million rolls in the United States and processing revenue fell by nearly 8%, to $5.4 billion. This trend continued through 2004 with film sales volumes reported by Kodak and others off by over 6% again. As consumers shift their picture-taking activity from film to digital, one of the greatest challenges has been making them aware of the options for printing their digital pictures. The effect of digital imaging today and the future forecasting indicates that digital will have an additive effect on the growth of picture taking. Photofinishing News estimates that total worldwide photo exposures were 92 billion in 2001 with 81% derived from film and 19% from digital.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

The most important point in all of these forecasts is the belief of our management that the consumer will not change their habits - they will continue to look to the photofinishing retailer as their destination for convenient, quality driven printing. The photofinishing retailers are making changes to ensure they remain at the center of the photofinishing universe. As picture taking becomes digital, the retailers want to ensure they retain the foot traffic in their stores and the relationship with their customers. The first step for them is ensuring they have equipment that can print digital images and can create digital images from film. The piece of equipment the retailers are utilizing is known as the “digital minilab”.

According to the Photo Marketing Association, about 1.6 billion or 31 percent of the 5.1 billion printed digital photos were made at retail in 2004, up from 0.5 billion in 2003. In 2005, this number is expected to reach 3.1 billion or 40 percent of total prints.

HP reported that in 2003 there were 56 Billion digital photo exposures alone and further predicts this will grow to 144 Billion in 2005 and 312 Billion in 2008. On top of this 2008 metric, HP forecasts that of the digital photo exposures that get printed, 56 Billion or 43% will be printed by retailers. Translated into photofinishing revenue, it is anticipated that digital photofinishing at retail, from both drop off at retail and order on line, will be a $6.2 billion industry by 2008.

Products

Multimedia Presentation Products

During fiscal 1998, 1999 and 2000, 100% of our revenue was generated through the distribution of our multimedia presentation products. As a result of declining interest in our multimedia presentation products, effective January 31, 2001, we no longer actively market or support these products.

The PhotoChannel Network

On May 10, 2001 the first retail Network members outfitted with their own branded Internet sites were activated onto our Network. These retailers accept the upload of images that originate within digital cameras or have been scanned within the store environment to sites we create and host. Our Network is a transparent component to the consumer, existing solely as the technology backbone of the retailer’s digital imaging strategy.

With the establishment and launch of our Network, we distanced ourselves from our immediate past of being an Internet photofinishing “mail order” service into an Internet infrastructure company that owns retail relationships, the connectivity to the retail locations and manages a Network environment that today is focused on delivering digital imaging from order origination to fulfillment.

In October 2002, we launched our Network with our first large retail chain, Black Photo Corporation (“Black’s”). Black’s is a wholly owned subsidiary of Fuji Film Canada. Black's owns and operates 157 photo retail stores across Canada under the Black's and Astral banners. As part of our Network, we developed a fully syndicated white branded site at www.blackphotocenter.com, which prints back to a large Canadian wholesaler and is then delivered back to a Black’s location of the customer’s choice for pickup, or is mailed or couriered back to the customer, at the customer’s option. In September 2004 Black’s began to connect their retail locations to allow for prints ordered through our Network to be directly printed in the retail location selected by their customer for pickup. At March 29, 2005, Black’s had connected 154 of their 157 retail locations enabling these locations to offer a one hour digital printing solution from online ordering.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

During fiscal 2003, we increased our retail photofinishing base to include such companies as Wal-Mart Canada, Loblaw Group of Companies and Sobeys Inc. in Canada and Giant Eagle, Inc. in the United States. During fiscal 2004, we continued to add new photofinishing retailers, including Konica Minolta Photo Imaging USA, and expanded our offering to provide online image printing and picture messaging services to wireless carriers, with the launch of our first wireless carrier, TELUS Mobility.

Summary of Gross Revenues

During each of the three years ended September 30, 2004, 100% of our revenues were generated from our Network. Revenues for each of the three years were, as follows:

	September 30,
	2004	2003	2002

Total Revenue	$763,140	$255,573	$173,801

Competition

Online photo print service

Internet photography service providers offer different services, some associated with photofinishing, others with archiving and sharing, and some provide a comprehensive photo-community service such as we launched. The following are the common services provided:

•
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

•	Sharing/Albums - via the creation of albums and archives, many of the sites offer the ability to view and share photos.

•	Photofinishing - is generated through prints, reprints, enlargements, gift items and sales of photo hardware and supplies.

•	Community - communities offer an interactive location where the user can find a one-stop-shop catering to photography.

We offer all of these services through our syndicated websites.

The online photo print service market is a fairly new market. The first generation of online photo print services arose with the 1996 introduction of online photo print services by PictureVision, Inc. under the trade name “PhotoNet”. Shortly thereafter, in August 1997, Eastman Kodak Inc. (“Kodak”) entered the online photo print business with the introduction of the Kodak Picture Network service, which provided conventional film scanning and uploading of digitized pictures to the Internet. In February 1998, Kodak acquired a 51% interest in PictureVision, Inc. Through this acquisition, Kodak then represented almost 100% of the online digital photography service market. Shortly after Kodak acquired a controlling interest in PictureVision, Inc., Sony introduced an online photo print service featuring free uploading of digital images to a Sony image station for online ordering of prints. The other first generation online photo print service provider is Foto Wire Development S.A. of Geneva, Switzerland, which has been providing Internet photo print services designed specifically for digital camera photographers in Europe since 1998. In 1999, Fotowire Development S.A. entered the U.S. market in partnership with two mail order photography developing labs, Mystic Color Lab in Connecticut and Signature Color in Texas. In 2003, Fotowire, ShareAPhoto and Silverlab merged to create Silverwire, which now offers an online solution similar to ours as a means to selling their digital kiosks.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

The second generation of online photo print services began in November 1999 with the entry into the market by Ofoto, Shutterfly, PhotoAccess and Snapfish. This generation was a business to consumer model focused on the “mail order” concept of delivering digital/digitized photos through the Internet to a wholesaler with delivery back to the consumer through the postal service or by way of courier.

The provision of online photo print services through a distributed network, as we have contemplated, represents, what we believe to be, the third generation of this type of service.

Network

The market for our solutions and technologies are new, evolving and growing rapidly. Our business model of being an open, scalable and secure network provider for the photofinishing industry is currently unique. The most notable names in the online photofinishing business, names such as Kodak’s Ofoto, Shutterfly and Snapfish, are not our direct competitors. These companies have focused on a pure business to consumer model of online photofinishing. These players are competing with the established “mail order” players such as Mystic Color and District Photo (the world's largest mail order photofinishing operator). It's worth noting that mail order has vanished as a market force over the last decade as the one-hour onsite operations of retailers have come to dominate the photofinishing landscape.

The photofinishing retailers are our true customers. Organizations such as Kodak, Fuji, Pixel Magic, Lifepics and Silverwire all work with retailers in terms of providing equipment to scan silver halide images to digital, print digital equipment and some provide online storage and web site hosting. We believe that we can co-exist in many retail environments with these other industry players without directly competing with them, as our services are independent of the type of digital imaging hardware the retailer prefers to use. We also believe that we can deliver the secure network component and lab broker system of delivering print orders from outside parties without having to compete on the equipment, hosting and storage business.

Kodak, through PhotoNet, was developing a similar network, however it was restricted to Kodak affiliates. Prior to Kodak’s decision to completely shut down its operations in October 2001 it was in fact being rejected by most retailers as Kodak had publicly announced it was working on a direct to consumer strategy based on a new service called Print@Kodak, which superseded PhotoNet. Some larger retailers have created internal networks, however, such networks are restricted to that retailer’s stores. These companies mentioned above are all in various stages of competitive stance and we believe that we will be able to work with most of them without having to directly compete, as our relationships with the retailer is centered on building the actual physical network in a way that leaves the retailer in complete possession of their customers. We do not get between a retailer and their customers.

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

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Our current customers, when given the alternative of “white branding”, have gravitated quickly toward our solutions of technology coupled with our private label branding, service and flexibility. Photofinishing retailers need innovative digital imaging goods and services. In many cases the big hardware, paper and chemistry companies, such as Kodak and Fuji, are not servicing these accounts properly.

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

On February 14, 2002, the PhotoChannel Limited Partnership (“PhotoChannel LP”) was formed under a Limited Partnership Agreement to carry on the sales, marketing and deployment of the PhotoChannel Network in Canada. The partnership initially sold 1,250 Limited Partnership units in June 2002, at a price of $1,000 per unit, raising $1,250,000. In December 2002 and September 2003, the partnership sold an additional 115 units and 245 units, respectively, at a price of $1,000 per unit, raising $360,000. We had granted to the PhotoChannel LP a software license to commercially exploit the PhotoChannel Network in Canada. Pursuant to an operating agreement, we received payments for services provided to the PhotoChannel LP from a software license agreement and management and operating services agreements (representing software rights, management, personnel and facilities and equipment that we had agreed to provide to the PhotoChannel LP), which enabled us to continue our development, deployment and exploitation of our digital imaging network software in other market segments.

It was a condition of the PhotoChannel LP agreement was that each limited partner enter into an agreement with us, pursuant to which we had a call option to acquire all, but not less than all, of the Limited Partnership units from the limited partners, at any time on or before June 30, 2004. Under the call option, each of the Limited Partnership units sold in June and December 2002 would be exchanged for 10,000 of our units, with each unit comprising of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share of us, at a price of $0.10 per share, at any time on or before the earlier of two years from the date of issue of the Limited Partnership units and June 30, 2004. Each Limited Partnership unit sold in September 2003 could be exchanged for 10,000 of our common shares.

In view of the existence of our option to acquire the Limited Partnership units from the limited partners, certain common ownership and management of us and the PhotoChannel LP and that we control the PhotoChannel LP, the partnership equity was presented as a separate class of our equity within shareholders’ equity. The accounts of the partnership were consolidated with ours since the inception of the PhotoChannel LP.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

We also entered into a support agreement, pursuant to which we agreed to provide financing to the PhotoChannel LP, in connection with operational and capital costs, once substantially all equity generated from the Limited Partnership units was utilized. Losses incurred by the PhotoChannel LP in 2002 and 2003 were allocated first to the Limited Partnership units to the extent of their equity investment and thereafter to us. In 2002, we had previously attributed all losses to us. Accordingly, the loss for 2002 was restated for comparative purposes to allocate losses to the Limited Partnership units to the extent of the equity.

This restatement had the effect of reducing the deficit attributable to our common shareholders from $38,963,665 to $37,726,075, the net loss attributed to common shareholders from $1,851,661 to $614,071 and the basic and fully diluted net loss per share from $0.03 to $0.01.

In April, 2004, we exercised our call options with the limited partners thereby acquiring all of the Limited Partnership units. Under the terms of the call option agreements we issued 16,100,000 common shares and 13,650,000 common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one additional common share of us at a price of $0.10 per share up to June 30, 2004. We recorded the redemption of the PhotoChannel LP at the fair value of the common shares and common share purchase warrants (See note 6(a)(ii) of our consolidated financial statements for the year ended September 30, 2004). For Canadian GAAP, we recorded the offsetting amount as an increase in our deficit and for US GAAP as goodwill.

D. Property, plant and equipment

Our executive offices are located at 425 - 506 Carrall Street, Vancouver, British Columbia, Canada, V6B 6E3. The premises comprise approximately 4,337 square feet in an office building. The premises are leased from an unaffiliated party for a period of forty-nine months expiring on July 31, 2007. The base monthly rent was approximately $3,994.50 for the period July 1, 2003 to May 31, 2004 and $6,505.50 for the period June 1, 2004 to July 31, 2007.

Our Network equipment is located at TELUS Corporation’s co-located hosting facilities, which are located at 5 - 3777 Kingsway, Burnaby, British Columbia, Canada, V5H 3Z7. The premises are under contract from an unaffiliated party for a period of thirty-six months expiring March 14, 2007. The base monthly rent, including prepaid monthly bandwidth usage of 25 Mpbs, is approximately $15,100.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

In this section, we explain our consolidated financial condition and results of operations for each of the years ended September 30, 2004, 2003 and 2002. As readers read this section, they may find it helpful to refer to our consolidated financial statements at the end of this annual report and the information contained in the section entitled "Selected Financial Data" in Item 3 of Part I of this annual report.

Our consolidated financial statements were prepared in accordance with Canadian GAAP. See Note 17 to the September 30, 2004 consolidated financial statements for a discussion of material measurement differences between Canadian and US GAAP, as it relates to us.

Critical Accounting Policies

The preparation of our consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenues and expenses during the reporting period. Our estimates are based upon historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of expenses, which are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Our critical accounting policies are those that affect our consolidated financial statements’ materially and involve a significant level of judgment by management. A summary of our significant accounting policies, including the critical accounting policies discussed below, are set forth in note 2 to our consolidated financial statements.

Revenue recognition: During fiscal year 2004, we earned installation, membership, commission and archival revenue from the provision of the PhotoChannel Network to electronically connect photofinishing retailers to their customers, through the Internet. Revenue received in advance from installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photofinishing retailers for the connection to the PhotoChannel Network is earned and recognized monthly as the connection is provided. Revenue from commissions earned on transactions processed by the photofinishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer. Revenue from archival fees earned on digital images, stored on the PhotoChannel Network, is recognized as the service is provided to the end customer.

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

Stock Based Compensation Plan: Effective October 1, 2002, we adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. The recommendations were applied prospectively to all stock-based compensation to employees and non-employees awarded on or after October 1, 2002. No compensation expense is recorded for our employee stock-based compensation. Consideration paid on the exercise of stock options is recorded as capital stock. A description of our stock-based compensation plan and the pro forma effect on the accounting for stock options granted to employees under the fair value method are disclosed in note 6(b) to our audited consolidated financial statements. Stock-based compensation to third parties is recognized and recorded in our accounts at their fair market value determined by the Black-Scholes option pricing model.

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

PHOTOCHANNEL NETWORKS INC. FORM 20-F

•	elsewhere in this Item 5.; and
•	in the “Risk Factors” subsection of Part I, Item 3 "Key Information.”

Given these uncertainties, we caution readers not to place undue reliance on such forward-looking statements.

A. Operating results

From October 2000 until December 2000 we focused on our subsidiary, PhotoChannel, Inc. Through funding our subsidiary, PhotoChannel, Inc., we were able to assemble a team and develop the infrastructure believed necessary to capture market share in the online (“mail order”) photofinishing industry.

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

Our main business focus became being a technology producer and integrated provider of services for the photofinishing retailer. We no longer attempted to compete with the retailer through the online “mail order” concept, but began to support and help the retailer grow and meet the increasing needs of their customers. The new business model focused strictly on a business to business model and ceased all further development of the business to consumer model that our US subsidiary had been developing. Our focus was to complete the “Network”, which would enable the delivery of digital photo image orders under the control of the originating photofinishing retailer.

We installed our first retail member to the Network in May 2001. Our new technology, at this point, was completed and stable. Significant feature additions were added over the next few months and today our technology allows us to build completely customized retailer branded web sites within hours and connect them to our lab server environment in the retail store. The photo retailer now has full administrative control over their customer’s orders and accounts. Our lab server software now connects to any retailer using any one of twelve of the most popular digital printing and/or scanning devices on the market today. These include such established brands as the Fuji Frontier digital minilab(s), Noritsu digital minilab(s), Agfa D-lab digital minilab and the Konica digital minilab(s). Our technology is open and scalable, providing a vast market within which to sell our products and services.

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

Year Ended September 30, 2004 and September 30, 2003

Revenue

Revenue for the year ended September 30, 2004 was $763,140 versus $255,573 for the year ended September 30, 2003. Revenue increased by 198.6% due to a 116.2% increase ($101,026) in installation fees and a 301.2% increase ($271,296) in transaction fees as an increased number of retailers and consumers began to adopt our services. Membership fees during fiscal 2004 increased by 32.0%, as we connected additional retail locations to our Network offering these locations the ability to offer one hour photofinishing. We defer revenue from installation fees earned for the set-up of a customer website and recognize it as income over the estimated term of the customer relationship period. At September 30, 2004, we had deferred revenue of $175,769.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Management’s strategy is to focus on being a digital imaging technology provider for a wide variety of businesses including: photofinishing retailers; professional and commercial photo processing labs; image content owners; and targeted portal services. Our digital Network is focused on delivering digital image orders from capture to fulfillment under the control of the originating photofinishing retailer. We charge our photofinishing retailers an upfront fee for the development of its website, a monthly fee for their connection to the Network and earn a percentage of all gross print revenues derived through the Network. In addition, we charge the customers of the photofinishing retailers a storage fee for hosting their digital images.

Operating Expenses and Net Loss

We recorded a loss for the year ended September 30, 2004 of $3,052,485 ($0.02 per share). This represents an increase of $602,501 or 24.6% as compared to the loss attributed to common shareholders of $2,449,984 ($0.03 per share) for the year ended September 30, 2003. The significant increase in loss during 2004 was primarily the result of increases in Network delivery and research and development costs during fiscal 2004. The extent of the current period’s increase in loss was partially offset by a reduction in amortization, general and administrative and sales and marketing expenses during fiscal 2004. Also, during fiscal 2003 a portion of the loss, $372,410, was attributable to Limited Partnership units and as well, we recorded a gain on the settlement of obligations during the year of $457,599, both of which resulted in us recording a reduced loss in fiscal 2003. A comparison of operating results and non-operating events for the two years ended September 30 are set out in the table below.

Description	2004	2003
Loss from operations	($ 3,078,188)	($ 3,282,445)
Gain on settlement of obligations	-	457,599
Loss attributed to limited partnership	-	372,410
Other items	25,703	2,452
Net loss for the year attributed to common shareholders	($ 3,052,485)	($ 2,449,984)

In fiscal 2004, expenses increased by $303,310 to $3,841,328 (2003 - $3,538,018) or 8.6% over 2003 expenses, primarily due to an increase in Network delivery and research and development costs of 192.9% and 62.1%, respectively.

In fiscal 2004, Network delivery costs increased $215,498 to $327,189 (2003 - $111,691), a 192.9% increase over the comparable period of 2003. This increase was primarily due to an increase in the number of transactions processed by our Network and our move to an independent hosting facility at TELUS’ co-location facility in Burnaby, BC. The increase in the number of transactions resulted in an increase in our usage of bandwidth (i.e. internet related costs), along with an increase in salaries related to customer service staff required.

In fiscal 2004, general and administration expenses decreased $200,149 to $1,421,419 (2003 - $1,621,568), a 12.3% decline over the comparable period of 2003. The largest contributor to this reduction during fiscal 2004 was salaries and consulting, which decreased by $276,852 due to senior management’s salaries being reduced in May 2004, in-lieu of the ability to earn a future bonus. This decrease was partially offset by an increase in both office and miscellaneous and investor relations.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

In fiscal 2004, sales and marketing expenses decreased $92,786 to $642,006 (2003 - $734,792), a 12.6% reduction over the previous fiscal year. This decrease was attributable to costs associated with distributor services provided by NBJ Enterprises Ltd., dba Skana Photo-Lab Products, who were issued common share purchase warrants for services provided in 2003. The common share purchase warrants were attributed a value of $93,000, which was determined using the Black-Scholes option-pricing model.

In fiscal 2004, research and development costs increased $490,049 to $1,279,238 (2003 -$789,189), a 62.1% increase over fiscal 2003. This increase is primarily due to the addition of staffing and consultants required to meet the demands of new customers and maintain our competitive edge in the marketplace by being the first to market with new value added solutions. The technology group is presently working on a solution to deliver all orders received to the selected retailers’ or wholesalers’ digital minilabs within one hour of receipt, as well as enhancing our platform to permit easier, more cost effective launching of new retailer sites.

In fiscal 2004, amortization expense decreased $109,302 to $171,476 (2003 - $280,778), a 38.9% decrease over fiscal 2003. This reduction is primarily the result of certain of our equipment being fully amortized, along with replacing old expensive equipment with new, less expensive and more cost effective, equipment. The purchase of this new equipment provides us with future growth potential and the ability scale much more efficiently, based upon its anticipated growth.

We recorded a gain on settlement of obligations of $nil during the year ended September 30, 2004, (2003 - $457,599). This gain on settlement in fiscal 2003 was the result of negotiating settlements with our creditors at less than the face value of the original obligations.

Operating loss for fiscal 2004 decreased by 6.2%, which is due to the increase in revenue for the period, partially offset by the increase in operating costs.

Year Ended September 30, 2003 and September 30, 2002

Revenue

Revenue for the year ended September 30, 2003 was $255,573 versus $173,801 for the year ended September 30, 2002. Revenue increased by 47% due to a 51.5% increase ($29,527) in installation fees and a 2,410% increase ($86,466) in transaction fees as an increased number of retailers and consumers began to adopt our services. Membership fees during fiscal 2003 were reduced, as we changed our strategy of providing ADSL (high speed) Internet connections to the photofinishing retailer. Photofinishing retailers now contract directly with the ADSL providers. This also resulted in a significant decrease in our Network delivery costs. We defer revenue from installation fees earned for the set-up of a customer website and recognizes it as income over the estimated term of the customer relationship period. At September 30, 2003, we deferred revenue of $60,000.

Management’s strategy is to focus on being a digital imaging technology provider for a wide variety of businesses including: photofinishing retailers; professional and commercial photo processing labs; image content owners; and targeted portal services. Our digital Network is focused on delivering digital image orders from capture to fulfillment under the control of the originating photofinishing retailer. We charge our photofinishing retailers an upfront fee for the development of its website, a monthly fee for their connection to the Network and take a percentage of all gross print revenues derived through the Network. In addition, we charge the customers of the photofinishing retailers a storage fee for hosting their digital images.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

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

We recorded a loss for the year ended September 30, 2003 of $2,449,984 ($0.03 per share). This represents an increase of $1,835,913 or 299% as compared to the restated loss of $614,071 ($0.01 per share) for the year ended September 30, 2002. The significant increase in loss was a result of the change in treatment of the loss attributable to Limited Partnership units (2003 - $372,410 versus 2002 - $1,237,590); the gain on the bankruptcy of our US subsidiary in fiscal 2002 of $2,746,944; and the reduction on gain on the settlement of obligations (2003 - $457,599 versus 2002 - $808,774). The extent of the current period’s increase in loss was partially offset by a large reduction in operating expenses during fiscal 2003. A comparison of operating results and non-operating events for the two years ended September 30 are set out in the table below.

Description	2003	2002
Loss from operations	($ 3,282,445)	($ 5,334,672)
Gain on bankruptcy of subsidiary	-	2,746,944
Gain on settlement of obligations	457,599	808,774
Loss attributed to limited partnership	372,410	1,237,590
Other items	2,452	(72,707)
Net loss for the year attributed to common shareholders	($ 2,449,984)	($ 614,071)

In fiscal 2003, expenses decreased by $1,970,455 to $3,538,018 (2002 - $5,508,473) or 35.8% over 2002 expenses, primarily due to a decrease in amortization and general and administrative expenses of 68.5% and 49.2%, respectively.

In fiscal 2003, Network delivery costs decreased $46,119 to $111,691 (2002 - $157,810), a 29.2% decrease over the comparable period of 2002. This decrease was primarily due to a change in our strategy of providing ADSL (high speed) Internet connections to the photofinishing retailer. Photofinishing retailers now contract directly with the ADSL providers.

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

PHOTOCHANNEL NETWORKS INC. FORM 20-F

In fiscal 2003, amortization expense decreased $609,609 to $280,778 (2002 - $890,387), a 68.5% decrease over fiscal 2002. This reduction is primarily the result of certain of our equipment being fully amortized, along with replacing old expensive equipment with new, less expensive and more cost effective, equipment. The purchase of this new equipment provides us with future growth potential and the ability scale much more efficiently, based upon its anticipated growth.

We recorded a gain on settlement of obligations of $457,599 during the year ended September 30, 2003 (2002 - $808,774). These amounts were the result of negotiating settlements with our creditors at less than the face value of the original obligations.

Year Ended September 30, 2002 and September 30, 2001

Revenue

Revenue for the year ended September 30, 2002 was $173,801 versus $97,112 for the year ended September 30, 2001. Revenue increased by 79% due to the implementation and usage of our Network within photofinishing retailers. During fiscal 2002, 100% of our revenue was derived from the Network, compared to only 30% or $29,308 for the year ended September 30, 2001. During fiscal 2001, our discontinued business model, which had focused on the “mail order” printing service to US customers, accounted for $41,758 or 43% of our revenue and the sale of Multimedia Presentation Products contributed the remaining 27% or $26,046. In January 2001, we discontinued any further development and support of or Multimedia Presentation Products, although we continued to earn revenue from these products up to June 30, 2001.

Management’s strategy going forward is to focus on that of being a digital imaging technology provider for a wide variety of businesses including, photofinishing retailers, professional and commercial photo processing labs, image content owners and targeted portal services. We have created and manage a digital network environment whose focus is delivering digital image orders from capture to fulfillment under the control of our originating Network member. We charge our photo retailers a monthly fee for their connection to our Network and take a percentage of all gross print revenue that is derived through the Network. In addition, we charge customers of our photo retailers a storage fee for hosting their digital images.

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

As a result, we recorded a restated net loss for the year ended September 30, 2002 of $614,071 ($0.01 per share) a decrease of $19,257,160 or 96.9%, as compared to the net loss of $19,871,231 ($0.60 per share) for the year ended September 30, 2001. The significant reduction of our net loss was a result of certain non-recurring items. During fiscal 2002, we recognized a gain of $3,555,718, represented by an expense recovery from the bankruptcy by our US subsidiary and the settlement of obligations at amounts which were less than previously expensed. In addition, we made significant reductions on expenditures for research and development, sales and marketing and general and administration. During fiscal 2001, our net losses increased due to a one time charge related to an amortization and impairment write down, as the result of us refocusing our business model. Excluding the impairment write down in the amount of $4,806,390 recognized at year end 2001 and described below, 82% of the fiscal 2001’s losses occurred during the first six months of operations, or prior to the restructuring. A comparison of operating results and non-operating events for the two years ended September 30 are set out in the table below.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Description	2002	2001
Loss from operations	($ 5,334,672)	($20,259,747)
Gain on bankruptcy of subsidiary	2,746,944	-
Gain on settlement of obligations	808,774	66,382
Loss attributed to limited partnership	1,237,590	-
Other items	(72,707)	322,134
Net loss for the year attributed to common shareholders	($ 614,071)	($19,871,231)

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

We recorded a gain on settlement of obligations of $808,774 during the year ended September 30, 2002, in addition to a gain of $66,382 during the previous fiscal year. These amounts were the result of negotiating debt settlement agreements with our creditors at less than the face value of the original obligations.

B. Liquidity and Capital Resources

As at September 30, 2004, we had working capital of $543,740 compared to working capital of $388,277 at September 30, 2003 (working capital deficiency of $2,601,835 at September 30, 2002). As a growth stage company, which continues to strive for profitability, our main source of funds has been, and will continue to be, the sale of equity capital until we manage to reach a cash flow positive position.

For the year ended September 30, 2004, we raised a total of $3,572,713 of which $1,073,750 was from the issuance of our common shares and common share purchase warrants, $2,394,357 was on exercise of common share purchase warrants and options and $104,606 on the repayment of demand loans.

We began generating revenues in July 2001 through our Network solution. In September 2002, we, through our limited partnership signed our first large Canadian national photofinishing retailer. Throughout fiscal 2003, we continued to sign on large Canadian retailers through our limited partnership and signed our first large photofinishing retailer in the United States in December 2003. During fiscal 2004, we exercise our call option with the limited partners of the PhotoChannel LP and reacquired all rights to the contracts previously signed by the PhotoChannel LP with Canadian photofinishing retailers and we continued to contract with new Canadian and US retailers. Currently, our expenses exceed revenues, and there continues to be significant risk that sufficient revenues will not be generated through the Network solution to sustain operations. As a result, we will need to raise funds from private and public equity or debt offerings in order to remain in business.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

We currently generate monthly revenues of approximately $175,000, of which $100,000 relates to recurring revenues from the use of our Network. We believe that cash on hand and recurring revenues will be sufficient to support our operating expenditures for a period of approximately four months, without any revenue growth. We anticipate accessing the equity markets for additional funding depending on actual sales and resulting cash flow during this period. Should our revenue not grow during the next 12 months we would be required to raise approximately $1,200,000 to sustain our current level of operations for this period.

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

During the fiscal year ended September 30, 2004, we expended $1,279,238 on research and development related to our new Network. This included simplifying workflow and enhancing and adding new features, which are offered to our customers.

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

D. Trend Information

The photo industry is undergoing a massive revolution caused by technology. Three major trends are reshaping the landscape. This first is the emergence of the digital camera as an increasingly viable replacement for film. The second is the deployment and consumer acceptance of digital cameras in cellular phones. The third is the deployment by retailers of digital printing equipment to enable them to make digital images from traditional images captured on film and to make prints from digital images. As the industry adapts to the technological advancements forcing new ways of business to be conducted, the opportunity exists for the emergence of new players to provide the products and services to make retailers with photofinishing operations successful.

The use of digital cameras is increasing and management believes that the popularity of the digital camera will continue to grow as the cost of such cameras continue to decrease and the availability of photographic quality digitized print services increases. InfoTrends’, in their 2004 report, reported that over 40% of US households own a digital camera already, and that was expected to continue to grow. The worldwide install-base of digital cameras has risen quickly since their introduction in the mid 1990’s. There is no demographic in which digital cameras are exclusive to, nor is there a prohibitive degree of technological sophistication required to operate these cameras. InfoTrends further predicts that 26% of all Internet users uploaded a photo in 2004, up from 19% in 2003.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Photofinishing retailers originally viewed digital camera penetration as threatening their future. According to PMA’s “Photo Industry 2004 Review and Forecast” film processing volume fell by an estimated 6% in 2003 to 686 million rolls in the United States and processing revenue fell by nearly 8%, to $5.4 billion. This trend continued through 2004 with film sales volumes reported by Kodak and others off by over 6% again. As consumers shift their picture-taking activity from film to digital, one of the greatest challenges has been making them aware of the options for printing their digital pictures. The effect of digital imaging today and the future forecasting indicates that digital will have an additive effect on the growth of picture taking. Photofinishing News estimates that total worldwide photo exposures were 92 billion in 2001 with 81% derived from film and 19% from digital.

According to the Photo Marketing Association, about 1.6 billion or 31 percent of the 5.1 billion printed digital photos were made at retail in 2004, up from 0.5 billion in 2003. In 2005, this number is expected to reach 3.1 billion or 40 percent of total prints.

HP reported that in 2003 there were 56 Billion digital photo exposures alone and further predicts this will grow to 144 Billion in 2005 and 312 Billion in 2008. On top of this 2008 metric, HP forecasts that of the digital photo exposures that get printed, 56 Billion or 43% will be printed by retailers. Translated into photofinishing revenue, it is anticipated that digital photofinishing at retail, from both drop off at retail and order on line, will be a $6.2 billion industry by 2008.

E. Off-Balance Sheet Arrangements

Not Applicable

 F. Tabular Disclosure of Contractual Obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt	Nil	N/A	N/A	N/A	N/A
Capital (Finance) Lease	Nil	N/A	N/A	N/A	N/A
Operating Lease	$1,024,557	$413,726	$610,831	N/A	Nil
Purchase of Equipment	Nil	N/A	N/A	N/A	Nil
Other Long-Term Liabilities	Nil	N/A	N/A	N/A	N/A

Total	$1,024,557	$413,726	$610,831	Nil	Nil

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The names, residences, ages, positions with us, principal occupations within the last five years and beneficial ownership of our securities of each of our directors and executive officers as at March 29, 2005 are as follows. All Directors serve until the next Annual General Meeting of our Shareholders.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(3)
Peter Fitzgerald (1)(2) Herts, United Kingdom Director (July 31, 2001 - present)	57	March 2, 2005 - Present: President & CEO of the Company February 3, 2003 - Present: Chairman of the Company August 1998 - October 2000: Chief Executive Officer of Gretag Inc.	11,645,200 Common Shares 1,500,000 Stock Options
Bart Copeland West Vancouver, BC, Canada Director (October 4, 2004 to March 2, 2005)	41
October 4, 2004 - March 2, 2005: President & CEO of the Company
President, Chief Executive Officer and Director, Recombo Inc., from October 2003 to April 2004;
President and Chief Executive Officer, Credo Interactive Inc. from July 1996 to January 2002 and Chairman from February 2002 to present.
			Nil Common Shares 1,000,000 Stock Options
Peter Scarth (2) West Vancouver, BC, Canada Director (Oct 10, 2000 to present)	60
August 1, 2002 - October 4, 2004: President & CEO of the Company
March 2001- February 3, 2004: Chairman of the Company;
March 2001 - June 10, 2002: Chief Executive Officer of the Company;
1997-1999: Executive Vice President, Telepix Imaging.
			6,117,735 Common Shares 1,550,000 Stock Options
Cory Kent (1)(2) Vancouver, BC, Canada Director (March 10, 1999 - Present)	35	February 2003 to Present: Lawyer at Lang Michener LLP July 26, 2002 - March 13, 2003 Corporate Secretary of the Company; 1996 to February 2003: Lawyer at Anfield Sujir Kennedy & Durno	65,000 Common Shares 1,200,000 Stock Options
Kent Thexton(1)(2) West Vancouver, B.C. Canada Director (February 4, 2004 - present)	41	President, Chief Data and Marketing Officer of O2 Online since June 1998; President of Genie (now O2 Online) from February 2000 to July 2001;	160,000 Common Shares 500,000 Stock Options
Doug Rowan Kirkland, WA, USA Director (March 24, 2005 - present)	66	July 1997 to Present: President and CEO of Imaging Solutions Corporation.	Nil Common Shares Nil Stock Options
Robert Chisholm Vancouver, BC, Canada	43	Nov. 2001 - Present: Chief Financial Officer of the Company; 1999 - 2001: COO & CFO SCS Solars Computing Systems Inc.;	280,000 Common Shares 1,000,000 Stock Options

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(3)

Kyle Hall Vancouver, BC, Canada	39
March 13, 2003 - Present: Corporate Secretary of the Company;
June 5, 2002 to Present: Executive Vice President, Business Development
Director of the Company from March 9, 2001 - July 5, 2002);
March 9, 2001 - June 5, 2002 President & C00 of the Company;
September 15, 2000 - March 9, 2001: Vice-President, Sales & Business Development of the Company’s US subsidiary;
1998 - September 2000: Vice President, Sales, Marketing, and Business Development for Telepix Imaging Inc;
			1,931,500 Common Shares 1,300,000 Stock Options
Timothy J. Kerbs Stamford, CT, USA	33
March 9, 2001-Present: Executive Vice President, Network Services of the Company;
Director of the Company from March 29, 2001 - July 5, 2002;
July 2000 - March 2001: Vice President Operations of the Company’s US subsidiary;
March 2000 - July 2000: Vice President Operations and Strategic Analysis for Juno Online, Inc.
			575,500 Common Shares 1,300,000 Stock Options
Aaron Rallo Vancouver, BC, Canada	November 2004 - Present: Chief Technology Officer of the Company;
March 2003 to May 2004: Senior Program Manager of Digital Imaging Devices for Microsoft Corporation;
November 1999 to February 2003: Vice President of Product Development and Operations for Fuji Film E-systems.
			20,000 Common Shares Nil Stock Options
Patricia Spice Vancouver, BC, Canada		December 1995 - Present: Executive Assistant, PhotoChannel Networks Inc. December 1, 1995 to July 6, 2002 and October 4, 2004 to present: Corporate Secretary of the Company	97,447 Common Shares 530,000 Stock Options

(1)	Member of the Compensation and Audit Committees.

(2)	Member of the Corporate Governance Committee.

(3)
Information regarding shares beneficially owned or controlled is at the period ended March 29, 2005 and has been furnished by the respective individuals. As such, we assume no responsibility for its accuracy or completeness.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

B. Compensation

During the fiscal year ended September 30, 2004, the aggregate amount of compensation paid by us and our subsidiaries to all directors and officers as a group for services in all capacities was $648,296. Of such amount, $nil was paid or accrued under a described bonus and profit sharing plans.

During the fiscal year ended September 30, 2004, neither us nor our subsidiaries set aside or accrued any amount to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by us or our subsidiaries. The term “plan” includes all plans, contracts, authorizations or arrangements, whether or not set forth in any formal document.

The following table sets out all compensation paid to our Chief Executive Officer and our four most highly compensated executive officers other than the Chief Executive Officer during the fiscal periods indicated.

		Annual Compensation			Long Term Compensation
Name and				Other Annual	Common Shares Under-
Principal	Fiscal	Salary	Bonus	Compensation	Lying Options Granted
Position	Year	($)	($)	($)	(Number)
Peter Scarth (1) President & CEO	2004 2003 2002	116,666 142,670 180,833	Nil	Nil	Nil
Kyle Hall (2) EVP Business Development	2004 2003 2002	179,166 142,570 205,000	Nil	Nil	Nil
Timothy Kerbs (3) EVP Operations	2004 2003 2002	173,298 150,027 153,822	Nil	Nil	Nil
Robert Chisholm CFO	2004 2003 2002	179,166 135,833 180,000	Nil	Nil	Nil

(1)
On March 16, 2001, Peter Scarth, formerly one of our directors, assumed the role of Chairman of the Board of Directors and Chief Executive Officer. On June 5, 2002, Mr. Scarth assumed the role of President. On February 3, 2004, Mr. Scarth relinquished the role of Chairman, but remains a director. The new chairman of the Board of Directors is Peter Fitzgerald, who has been a director since July 31, 2001. On October 4, 2004, Mr. Scarth resigned as President and Chief Executive Officer and Bart Copeland assumed the role of President and Chief Executive Officer, as well becoming one of our directors. On March 2, 2005, Mr. Copeland resigned from our Board of Directors and was terminated as President and Chief Executive Officer. On March 2, 2005, Mr. Fitzgerald assumed the role of President and Chief Executive Officer.

(2)
On March 9, 2001, Kyle Hall, formerly VP Sales and Business Development for our US subsidiary, PhotoChannel, Inc., became our President and Chief Operating Officer. On June 5, 2002, Mr. Hall resigned as President and Chief Operating Officer and assumed the role of Executive Vice President of Business Development. On March 13, 2003, Mr. Hall assumed the role of Corporate Secretary, a position he held until October 4, 2004.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

(3)	On March 29, 2001 Timothy J. Kerbs, formerly VP Operations for our US subsidiary, PhotoChannel, Inc., became our Executive Vice President of Network Services.

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

The Audit Committee consists of three directors. This committee is responsible for all relationships between our independent external auditor, including the approval of all work and related fees and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor. This Committee also oversees and establishes procedures concerning our systems of internal accounting and auditing controls. This committee consists of Peter Fitzgerald (Chairman), Cory Kent and Kent Thexton.

The Compensation Committee consists of three directors. This committee is responsible for recommending salary levels and granting of options for our executive officers. This committee consists of Kent Thexton (Chairman), Cory Kent and Peter Fitzgerald.

The Corporate Governance Committee consists of all five directors. This committee is responsible for corporate goverance.

D. Employees

We currently have twenty-five (25) permanent full-time employees and five (5) consultants we retain for regular engagements. None of our staff are unionized.

Executive Officers Operations Finance/Administration Technology and Applications Sales, and Business Development	5 8, includes 1 executive officer. 4, includes 2 executive officer. 14, includes 1 executive officer. 4, includes 1 executive officer.

E. Share Ownership

As of March 29, 2005, each of our current directors and executive officers reported to us the shares he or she owned. The directors and executive officers own a total of 20,892,382 common shares being the number of our common shares designated beside his or her name in Item 6. A.

As of March 29, 2005, options to purchase an aggregate of 16,374,667 common shares had been granted and were outstanding, as follows:

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Number of Common Shares	Exercise Price Per Common Share	Expiration Date

150,000	$0.15	March 16, 2005
100,000	$0.15	May 1, 2005
330,736	$0.15	June 28, 2005
50,000	$.015	June 29, 2005
200,000	$1.00 US	July 25, 2005
49,660	$0.15	July 25, 2005
100,000	$0.15	August 10, 2005
100,000	$0.15	October 2, 2005
100,000	$0.15	October 27, 2005
15,000	$0.15	November 17, 2005
3,975,000	$0.15	July 26, 2006
5,379,271	$0.15	May 27, 2007
300,000	$0.15	September 2, 2008
750,000	$0.17	September 18, 2008
3,275,000	$0.31	November 24, 2008
500,000	$0.30	February 4, 2009
1,000,000	$0.17	October 4, 2009

As of March 29, 2005, a total of 9,880,000 common shares were subject to options held by our directors and executive officers as a group, as listed in Item 6. A., as follows:

Number of Common Shares	Exercise Price Per Common Share	Expiration Date

50,000	$0.15	March 16, 2005
50,000	$0.15	May 31, 2005
330,736	$0.15	June 28, 2005
100,000	$0.15	August 10, 2005
100,000	$0.15	October 2, 2005
100,000	$0.15	October 27, 2005
3,675,000	$0.15	July 26, 2006
1,599,264	$0.15	May 27, 2007
2,375,000	$0.31	November 24, 2008
500,000	$0.30	February 4, 2009
1,000,000	$0.17	October 4, 2009

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of our directors and senior officers, as of March 29, 2005, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over 5% or more of our outstanding common shares, except as noted below. Our directors and officers, as a group, control us by reason of their positions with us and their ownership of common shares and common share options. As a group, they beneficially own, directly or indirectly, 20,892,382 common shares, representing about 11.7% of our presently issued and outstanding common shares. As a group, they beneficially own common share options to purchase an aggregate of 9,880,000 common shares.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Discovery Capital Corporation and its affiliated entities (collectively, "Discovery") is a significant shareholder and investor in us. Currently, Discovery owns 15,677,406 of our common shares or 8.8% of our outstanding common shares.

Pursuant to the policies of the TSX Venture Exchange, where an issuance of securities may result in the creation of a new control person of an issuer (which is a person holding greater than 20% of the outstanding securities of an issuer is deemed to be), the issuance must be approved by the disinterested shareholders of the company. In this instance, the disinterested shareholders means our shareholders, other than Discovery. As Discovery has participated in several of our financings in the past and may, in the future invest in our securities, such investments may have the potential to increase Discovery’s ownership interest in us to greater than 20%. Accordingly, at our Annual General Meeting of our shareholders, held on March 10, 2004, we sought and received approval from our disinterested shareholders authorizing the potential increase in the ownership interest of Discovery to greater than 20%.

Peter Fitzgerald is our Chairman and is a significant shareholder and investor in us. Currently, Mr. Fitzgerald owns 11,645,200 of our common shares or 6.5% of our outstanding common shares. Mr. Fitzgerald also holds 1,500,000 common share options and if he were to exercise all of these options and assuming no other common shares of us are issued prior to such exercise, Mr. Fitzgerald could own 13,145,200 of our common shares, representing 7.4% of our then outstanding securities.

Peter Scarth is a director and is a significant shareholder and investor in us. Currently, Mr. Scarth owns 6,117,735 of our common shares or 3.4% of our outstanding common shares. Mr. Scarth also holds 1,550,000 common share options and if he were to exercise all of these options and assuming no other common shares of us are issued prior to such exercise, Mr. Scarth could own 7,667,735 of our common shares, representing 4.3% of our then outstanding securities.

As of March 1, 2005, our shareholders’ register listed approximately 223 registered shareholders holding an aggregate of 178,577,341 common shares. A total of 175 of these registered shareholders were shown to be residents of Canada, owning 161,134,693 shares representing 90.2% of our issued and outstanding common shares. A total of 33 of these registered shareholders were shown to be residents of the United States, owning 2,745,192 shares representing 1.54% of our issued and outstanding common shares.

B. Related Party Transactions

None of our directors or executive officers, or any associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect us, other than as disclosed herein.

For the fiscal year ended September 30, 2004, wages and consulting fees of $469,129 were paid to our directors and officers and consulting fees were paid to companies controlled by directors and officers of us of approximately $179,167. The fees were as part of the annual compensation as disclosed in Item 6. B.

All transactions entered into with Management as disclosed in this section were based on terms and conditions that are similar to those of transactions with disinterested third parties.

C. Interests of Experts and Counsel

Not Applicable.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see the Consolidated Financial Statements listed in Item 17 hereof and included at the end of this annual report.

Legal Proceedings.

As of March 29, 2005, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities. The company is involved in claims litigation arising in the ordinary course of business. In the opinion of management, the outcome of such claims litigation, if decided adversely, could have an effect on the operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters will not materially affect the company’s consolidated financial position.

B. Significant Changes

Since the date of the audited consolidated financial statements, there have been no significant changes other than as detailed in Liquidity and Capital Resources in Item 5.B and in Business Overview in Item 4.B.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9A(4) and Item 9C.

A. (4). Price History

Market and Trading Prices

Our common shares are listed and posted for trading on the TSX Venture Exchange, commonly called the TSX-V, under the trading symbol “PNI”. Our shares were first listing for trading on the Montreal Exchange (“ME”), in Montreal, Quebec, Canada, which merged with the Canadian Venture Exchange (“CDNX”) in September 2001 and effective October 1, 2001 we began trading on the CDNX. Subsequently the CDNX was acquired by the TSX in 2002 and on April 1, 2002 we were listed for trading on the TSX-V. The following table sets forth the reported high and low sale prices of our common shares as reported by the TSX-V for each full quarterly period within our two most recent fiscal years:

		Sales Prices (CAN$)
		High	Low
Common Shares
Annual Data	2004	$0.39	$0.12
	2003	$0.32	$0.05

Quarterly data	2004
	December 31, 2004	$0.20	$0.14
	September 30, 2004	0.19	0.115
	June 30, 2004	0.28.5	0.125
	March 31, 2004	0.34	0.23
	2003
	December 31, 2003	$0.39	$0.24
	September 30, 2003	0.32	0.09
	June 30, 2003	0.12	0.07
	March 31, 2003	0.11	0.07
	December 31, 2002	$0.11	$0.05
Monthly Data	February 01, 2005	$0.15	$0.12
	January 01, 2005	0.19	0.125
	December 01, 2004	0.195	0.165
	November 01, 2004	0.195	0.145
	October 01, 2004	0.195	0.14
	September 01, 2004	0.185	0.13

Our common shares are also listed on the NASD Over the Counter Bulletin Board (“NASD OTC BB”) in the United States, however, we do not presently have an active market maker in the United States. The following table sets forth the high and low sales prices for the common shares on the NASD OTC BB for each full quarterly period within our two most recent fiscal years.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

		Sales Prices (US$)
		High	Low
Common Shares
Annual Data	2004	$0.28	$0.08
	2003	$0.25	$0.01
Quarterly data	2004
	December 31, 2004	$0.19	0.12
	September 30, 2004	0.15	0.085
	June 30, 2004	0.14	0.08
	March 31, 2004	0.28	0.17

	2003
	December 31, 2003	$0.28	0.18
	September 30, 2003	0.25	0.04
	June 30, 2003	0.1	0.05
	March 31, 2003	0.08	0.01
	December 31, 2002	$0.10	0.01
Monthly Data	February 01, 2005	$0.12	$0.09
	January 01, 2005	0.17	0.105
	December 01, 2004	0.19	0.125
	November 01, 2004	0.17	0.13
	October 01, 2004	0.155	0.12
	September 01, 2004	0.15	0.1

Our common share register indicates that 33 persons holding approximately 1.54% of our outstanding common stock are persons with United States addresses. We have no information and express no opinion regarding the identities, addresses or holdings of the beneficial owners of these securities.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

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

None of our directors is permitted to vote on any resolution to approve a material contract or transaction in which such director has a material interest. (Articles, Paragraph 15.2). Neither our Memorandum nor our Articles limit the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. The Articles provide that directors shall receive such remuneration as the board of directors shall determine from time to time. (Articles, Paragraph 12.2). The board of directors may, without the authorization of the shareholders:

•	borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;
•	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of us by any other person; and
•
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

PHOTOCHANNEL NETWORKS INC. FORM 20-F

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

Annual general meetings and special general meetings of our shareholders are held on such day as is determined by resolution of the directors. (Articles, Paragraph 9.1). The British Columbia Company Act requires that our annual general meeting be held within 13 months after our last annual general meeting. Neither our Memorandum nor our Articles contain provisions setting out the notice period, which must be given to shareholders with respect to general meetings. The British Columbia Company Act requires that shareholders be given not less than 21 days’ notice of any general meeting. Notices of general meetings of shareholders must state the nature of the business to be transacted in detail and must include the text of any special resolution to be submitted to the meeting. Our board of directors is permitted to fix a record date for any meeting of the shareholders that is not less than 35 nor more than 49 days prior to such meeting. Pursuant to the British Columbia Company Act, the only persons entitled to admission at a meeting of the shareholders are shareholders entitled to vote, our directors, our auditors, and others entitled by law, by invitation of the chairman of the meeting, or by consent of the meeting.

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

PHOTOCHANNEL NETWORKS INC. FORM 20-F

2.	The Hosting Solutions Contract with TELUS Communications Inc., dated September 11, 2001. This agreement is for a 60 month period commencing October 1, 2001.*
3.	The Internetworking Services Agreement with TELUS Communications Inc., dated September 11, 2001. This agreement is for a 60 month period commencing October 1, 2001.*
4.	The Distribution Agreement, with NBJ Enterprises Ltd., dba Skana Photo-Lab Products, dated February 1, 2002 and amended July 1, 2002. This agreement is for a period of 12 months.*
5.	The License Agreement with PhotoChannel Networks Limited Partnership, dated February 14, 2002. This agreement is in perpetuity or until unwound.*
6.	The Operating Agreement with PhotoChannel Networks Limited Partnership, dated February 14, 2002. This agreement is for a period of five years.*
7.	The Support Agreement with PhotoChannel Networks Limited Partnership, dated May 2, 2002. This agreement is in perpetuity or until the License Agreement is unwound.*
8.
The Management Agreement with PhotoChannel Networks Limited Partnership, dated June 4, 2002. This agreement is for a period of approximately five years and seven months, terminating on December 31, 2007.*

9.
The Amended & Restated Limited Partnership Agreement with 620077 B.C. Ltd., Discovery Capital 2001 Technology Limited Partnership, TELUS Corporation, Ex Fund Technologies Corp. and Peter Scarth, dated June 4, 2002.*

10.	The Option Agreement with Discovery Capital 2001 Technology Limited Partnership, dated June 4, 2002. This agreement is for a period of approximately 25 months, expiring on June 30, 2004.*
11.	The Option Agreement with TELUS Corporation, dated June 4, 2002. This agreement is for a period of approximately 25 months, expiring on June 30, 2004.*
12.	The Option Agreement with Ex Fund Technologies Corp., dated June 4, 2002. This agreement is for a period of approximately 25 months, expiring on June 30, 2004.*
13.	The Option Agreement with Peter Scarth, dated June 4, 2002. This agreement is for a period of approximately 25 months, expiring on June 30, 2004.*
14.
The License and Services Agreement with Black Photo Corporation, dated September 13, 2002. This Agreement is for a period of two years, expiring September 12, 2004 (the “Term”) and automatically renews for one year periods unless written notice is provided by one party to the other not less than ninety (90) days prior to the end of the Term or the then current renewal term.*

15.
The License and Services Agreement with Giant Eagle, Inc., dated December 12, 2002. This Agreement is for a period of two years, expiring December 11, 2004 (the “Term”) and automatically renews for one year periods unless written notice is provided by one party to the other not less than ninety (90) days prior to the end of the Term or the then current renewal term.*

16.	The Letter Agreement with Photolab.ca, a division of Loblaw Group of Companies, dated February 6, 2003. This Agreement is for a period of nine months, expiring November 5, 2003.*
17.
The Services Agreement with Wal-Mart Canada Corp., dated April 11, 2003. This Agreement is for a period of two years, expiring April 10, 2005 (the “Term”) and automatically renews for one year periods unless written notice is provided by one party to the other not less than thirty (30) days prior to the end of the Term or the then current renewal term.*

18.
The rental agreement for our executive offices located at Suite 506, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on May 16, 2003. The amendment comprises the addition of approximately 1,674 square feet in the office building. We lease the premises from a third party corporation. The amendment has extended the term of the lease by three (3) years to July 31, 2007. The new monthly base rent, effective June 1, 2004, has been increased to approximately $6,505.50.*

* Previously filed.

D. Exchange Controls

The Investment Canada Act (the “ICA”), as amended, requires that all acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information purposes and not for review purposes, unless the acquisition relates to an acquisition of control of a Canadian business having $150 million or more of gross assets. As at March 1, 2005, three of our five directors were Canadian, and 90.2% of our voting shares were owned by Canadians. We are satisfied that we comply with ICA at present.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

Apart from the ICA, there are no other limitations on the right of non-resident or foreign owners to hold or vote securities imposed by Canadian law or our articles of incorporation. There are no other decrees or regulations in Canada which restrict the export or import of Capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities, except as discussed below in “Taxation."

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for any of our shareholders who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of our common stock as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in our stock is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

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

PHOTOCHANNEL NETWORKS INC. FORM 20-F

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which our paid up or stated capital had increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Corporation’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)
the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)
the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

F. Dividends and Paying Agents

Not Applicable.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

G. Statements by Experts

Not Applicable.

H. Documents on Display

The documents concerning us which are referred to in this annual report may be inspected at our offices located at 506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3.

I. Subsidiary Information

For information about our subsidiaries, please see “Item 4. Information On The Company; Organizational Structure.”

We are required to file reports and other information with the securities commission in British Columbia, Alberta, Ontario and Quebec. Readers are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commission. These filings are also electronically available for the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system (EDGAR).

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable because we are a small business issuer as that term is defined in regulation S-B.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults with respect to dividends, arrearages or delinquencies since September 30, 2004.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of our security holders or use of proceeds since September 30, 2004.

ITEM 15. CONTROLS AND PROCEDURES

Prior to the adoption of the SARBANES-OXLEY ACT OF 2002, we maintained formal and informal procedures that were designed to ensure that we comply with disclosure obligations and that there is a flow of important information to the appropriate collection and disclosure points in a timely manner.

The evaluation of our disclosure controls and procedures, as of September 30, 2004, was supervised and reviewed by our senior management. In doing so, they considered the controls and procedures that we have implemented, and evaluated the existence of any material weaknesses or deficiencies that would significantly and adversely affect our ability to collect, process or disclose required information on a timely basis, all in the context of our relatively small size and the hands-on role that is played by our chief executive officer and our chief financial officer in our day-to-day operations. As a result, our chief executive officer and our chief financial officer have concluded that the procedures and controls that we have implemented ensure timely collection and evaluation of information potentially subject to disclosure under applicable securities laws, and that such procedures and controls capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to our business.

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

PHOTOCHANNEL NETWORKS INC. FORM 20-F

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. Audit Fees

The aggregate fees billed by our auditors were CDN$65,000 and CDN$62,994 for the fiscal years ended 2004 and 2003, respectively.

B. Audit-Related Fees

The aggregate fees billed by our auditors for audit-related fees were CDN$2,400 and $nil for the fiscal years ended 2004 and 2003, respectively.

C. Tax Fees

Nil

D. All Other Fees

Nil

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PHOTOCHANNEL NETWORKS INC. FORM 20-F

PART III

ITEM 17. FINANCIAL STATEMENTS

Our consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles or Canadian GAAP. See Note 17 to the consolidated financial statements for a reconciliation of the measurement differences between Canadian and US GAAP, as they relate to us.

The financial statements and notes thereto as required under Item 17 are attached hereto and are found immediately following the text of this annual report.

ITEM 18. FINANCIAL STATEMENTS

We are providing financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

(a)	The following exhibits are filed as part of this annual report:

Exhibit Number	Description
1.	The rental agreement for our executive offices in Canada with Electric Avenue Properties Inc., dated July 12, 2001.*
2.	The Hosting Solutions Contract with TELUS Communications Inc., dated September 11, 2001.*
3.	The Internetworking Services Agreement with TELUS Communications Inc., dated September 11, 2001.*
4.	The Distribution Agreement, with NBJ Enterprises Ltd., dba Skana Photo-Lab Products, dated February 1, 2002 and amended July 1, 2002.*
5.	The License Agreement with PhotoChannel Networks Limited Partnership, dated February 14, 2002.*
6.	The Operating Agreement with PhotoChannel Networks Limited Partnership, dated February 14, 2002.*
7.	The Support Agreement with PhotoChannel Networks Limited Partnership, dated May 2, 2002.*
8.	The Management Agreement with PhotoChannel Networks Limited Partnership, dated June 4, 2002.*
9.
The Amended & Restated Limited Partnership Agreement with 620077 B.C. Ltd., Discovery Capital 2001 Technology Limited Partnership, TELUS Corporation, Ex Fund Technologies Corp. and Peter Scarth, dated June 4, 2002.*

10.	The Option Agreement with Discovery Capital 2001 Technology Limited Partnership, dated June 4, 2002.*

PHOTOCHANNEL NETWORKS INC. FORM 20-F

11.	The Option Agreement with TELUS Corporation, dated June 4, 2002.*
12.	The Option Agreement with Ex Fund Technologies Corp., dated June 4, 2002.*
13.	The Option Agreement with Peter Scarth, dated June 4, 2002.*
14.	The License and Services Agreement with Black Photo Corporation, dated September 13, 2002.*
15.	The License and Services Agreement with Giant Eagle, Inc., dated December 12, 2002.*
16.	The Letter Agreement with Photolab.ca, a division of Loblaw Group of Companies, dated February 6, 2003.*
17.	The Services Agreement with Wal-Mart Canada Corp., dated April 11, 2003.*
18.	The rental agreement for our executive offices located at Suite 506, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on May 16, 2003.*

* Previously filed.

PHOTOCHANNEL NETWORKS INC. FORM 20-F

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC. (Registrant)

Date: March 31, 2005	By:	“Peter David Fitzgerald”
Peter David Fitzgerald
Chairman

PhotoChannel Networks Inc.

Consolidated Financial Statements
September 30, 2004, 2003 and 2002
(expressed in Canadian dollars)

Auditors’ Report

To the Shareholders of
PhotoChannel Networks Inc.

We have audited the consolidated balance sheets of PhotoChannel Networks Inc. as at September 30, 2004 and 2003 and the consolidated statements of shareholders’ equity (deficiency), loss and deficit and cash flows for each of the years in the three-year period ended September 30, 2004. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2004 in accordance with generally accepted accounting principles in Canada.

(Signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Vancouver, B.C., Canada
December 10, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated December 10, 2004 is expressed in accordance with reporting standards in Canada, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

(Signed) "PricewaterhouseCoopers LLP"
CHARTERED ACCOUNTANTS
Vancouver, B.C., Canada
December 10, 2004

PhotoChannel Networks Inc.
Consolidated Balance Sheets
As at September 30, 2004 and 2003

(expressed in Canadian dollars)

	2004 $	2003 $

Assets

Current assets
Cash and cash equivalents	955,965	1,104,410
Cash held in trust (note 6)	-	345,000
Accounts receivable (note 3)	321,149	96,750
Prepaid expenses	18,239	19,364

	1,295,353	1,565,524

Property, plant and equipment (note 4)	650,339	285,573

	1,945,692	1,851,097

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 5)	575,844	1,117,247
Deferred revenue	175,769	60,000

	751,613	1,177,247

Shareholders’ Equity

Capital stock (note 6)	41,702,604	31,826,678

Contributed surplus	7,060,029	6,976,915

Loans receivable (note 6)	(17,600)	(122,206)

Warrants (note 6)	2,188,653	2,168,522

Deficit	(49,739,607)	(40,176,059)

	1,194,079	673,850

	1,945,692	1,851,097

Nature of operations and going concern (note 1)

Commitments and contingencies (note 15)

Approved by the Board of Directors

“Bart Copeland” Director	“Cory Kent” Director

The accompanying notes are an integral part of these consolidated financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Shareholders’ Equity (Deficiency)
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars

	Common stock			Other capital accounts

	Number of shares	Amount $	Contributed surplus $	Loans receivable $	Number of special warrants	Amount $	Number of warrants	Amount $	Limited partnership units	Amount $	Deferred compensation $	Deficit $	Total shareholders’ equity (deficiency) $

Balance - September 30, 2001	41,776,587	24,168,231	5,927,262	-	-	-	1,000,001	2,150,000	-	-	(261,000)	(37,112,004)	(5,127,511)
Issuance of options in exchange for services provided	-	-	73,343	-	-	-	-	-	-	-	-	-	73,343
Issuance of warrants in exchange for services provided	-	-	-	-	-	-	5,025,000	125,625	-	-	-	-	125,625
Expiry of warrants	-	-	189,000	-	-	-	(1,000,000)	(450,000)	-	-	261,000	-	-
Private placement of 26,576,381 special warrants	-	-	-	-	26,576,381	2,657,638	-	-	-	-	-	-	2,657,638
Employee loan	-	-	-	(227,470)	-	-	-	-	-	-	-	-	(227,470)
Shares and warrants issued on conversion of special warrants	26,576,381	1,575,176	-	-	(26,576,381)	(2,657,638)	24,890,381	1,082,462	-	-	-	-	-
Private placement of 8,542,000 units	8,542,000	503,953	-	-	-	-	8,542,000	350,247	-	-	-	-	854,200
Shares issued on exercise of warrants	1,000,000	143,489	-	-	-	-	(1,000,000)	(43,489)	-	-	-	-	100,000
Issuance of Limited Partnership units	-	-	-	-	-	-	-	-	1,250	1,250,000	-	-	1,250,000
Loss for the year	-	-	-	-	-	-	-	-	-	-	-	(1,851,661)	(1,851,661)
Loss for the year attributable to the Limited Partnership	-	-	-	-	-	-	-	-	-	(1,237,590)	-	1,237,590	-

Balance - September 30, 2002	77,894,968	26,390,849	6,189,605	(227,470)	-	-	37,457,382	3,214,845	1,250	12,410	-	(37,726,075)	(2,145,836)
Issuance of options in exchange for services provided	-	-	97,181	-	-	-	-	-	-	-	-	-	97,181
Issuance of warrants in exchange for services provided	-	-	-	-	-	-	4,100,000	198,000	-	-	-	-	198,000
Expiry of warrants	-	-	690,129	-	-	-	(15,883,281)	(690,129)	-	-	-	-	-
Private placement of 5,669,470 units	5,669,470	406,414	-	-	-	-	5,669,470	160,533	-	-	-	-	566,947
Private placement of 25,200,000 units	25,200,000	2,425,414	-	-	-	-	500,000	34,364	-	-	-	-	2,459,778
Shares issued on exercise of warrants	18,549,100	2,604,001	-	-	-	-	(18,549,100)	(749,091)	-	-	-	-	1,854,910
Issuance of Limited Partnership units	-	-	-	-	-	-	-	-	360	360,000	-	-	360,000
Employee loan	-	-	-	105,264	-	-	-	-	-	-	-	-	105,264
Loss for the year	-	-	-	-	-	-	-	-	-	-	-	(2,822,394)	(2,822,394)
Loss for the year attributable to the Limited Partnership	-	-	-	-	-	-	-	-	-	(372,410)	-	372,410	-

Balance - September 30, 2003	127,313,538	31,826,678	6,976,915	(122,206)	-	-	13,294,471	2,168,522	1,610	-	-	(40,176,059)	673,850
Issuance of shares for cash from exercised options	1,080,333	162,050	-	-	-	-	-	-	-	-	-	-	162,050
Private placement of 9,600,000 units	9,600,000	794,575	-	-	-	-	9,600,000	279,176	-	-	-	-	1,073,751
Shares and warrants issued on redemption of Limited Partnership units	16,100,000	4,242,000	-	-	-	-	13,650,000	2,269,063	(1,610)	-	-	(6,511,063)	-
Shares issued on exercise of warrants relating to Limited Partnership	13,150,000	3,500,949	-	-	-	-	(13,150,000)	(2,185,949)	-	-	-	-	1,315,000
Expiry of LP warrants	-	-	83,114	-	-	-	(500,000)	(83,114)	-	-	-	-	-
Shares issued on exercise of warrants	9,103,470	1,176,352	-	-	-	-	(9,103,470)	(259,045)	-	-	-	-	917,307
Employee loan	-	-	-	104,606	-	-	-	-	-	-	-		104,606
Loss for the year	-	-	-	-	-	-	-	-	-	-	-	(3,052,485)	(3,052,485)

Balance - September 30, 2004	176,347,341	41,702,604	7,060,029	(17,600)	-	-	13,791,001	2,188,653	-	-	-	(49,739,607)	1,194,079

The accompanying notes are an integral part of these consolidated financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Deficit
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004 $	2003 $	2002 $

Revenue (note 9)	763,140	255,573	173,801

Expenses
Amortization	171,476	280,778	890,387
Network delivery (note 10)	327,189	111,691	157,810
General and administration (note 10)	1,421,419	1,621,568	3,191,536
Sales and marketing (note 10)	642,006	734,792	654,256
Research and development (note 10)	1,279,238	789,189	614,484

	3,841,328	3,538,018	5,508,473

	(3,078,188)	(3,282,445)	(5,334,672)

Interest and other income	6,775	263	2,193

Gain on bankruptcy of subsidiary (note 10)	-	-	2,746,944

Foreign exchange gain (loss)	18,928	2,189	(74,900)

Gain on settlement of obligations (note 10)	-	457,599	808,774

Net loss for the year	(3,052,485)	(2,822,394)	(1,851,661)

Loss attributed to Limited Partnership (note 7)	-	372,410	1,237,590

Net loss for the year attributed to common shareholders	(3,052,485)	(2,449,984)	(614,071)

Deficit - Beginning of year	(40,176,059)	(37,726,075)	(37,112,004)

Redemption of Limited Partnership units	(6,511,063)	-	-

Deficit - End of year	(49,739,607)	(40,176,059)	(37,726,075)

Basic and fully diluted net loss per share	0.02	0.03	0.01

Weighted average number of common shares	148,741,599	89,448,942	59,479,315

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Cash Flows
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)
	2004 $	2003 $	2002 $

Cash flows from operating activities
Net loss for the year attributed to common shareholders	(3,052,485)	(2,449,984)	(614,071)
Items not affecting cash
Amortization	171,476	280,778	890,387
Loss attributed to Limited Partnership	-	(372,410)	(1,237,590)
Loss on sale of property, plant and equipment	-	44,209	386
Issuance of options and warrants for goods and services received	-	295,181	198,968

	(2,881,009)	(2,202,226)	(761,920)
Net change in non-cash working capital items (note 8)	(648,908)	(1,641,288)	(2,368,078)

	(3,529,917)	(3,843,514)	(3,129,998)

Cash flows from investing activities
Purchase of property, plant and equipment	(536,241)	(264,123)	(1,882)
Sale (purchase) of short-term deposits	-	15,000	(4,813)
Proceeds from sale of property, plant and equipment	-	109,562	12,411

	(536,241)	(139,561)	5,716

Cash flows from financing activities
Repayment of capital lease	-	-	(453,658)
Issuance of common shares and warrants	1,073,750	3,026,725	854,200
Decrease (increase) in cash held in trust	345,000	(345,000)	-
Issuance of common shares on exercise of warrants and options	2,394,357	1,854,910	100,000
Repayment of demand loan	-	-	(467,986)
Repayment of loans receivable	104,606	105,264	-
Issuance of Limited Partnership units	-	360,000	1,250,000
Issuance of special warrants	-	-	1,921,295

	3,917,713	5,001,899	3,203,851

(Decrease) increase in cash and cash equivalents	(148,445)	1,018,824	79,569

Cash and cash equivalents - Beginning of year	1,104,410	85,586	6,017

Cash and cash equivalents - End of year	955,965	1,104,410	85,586

Supplementary information
Interest paid	51,657	113,719	129,188
Interest received	6,520	263	2,193

Non-cash activities consist of:
Redemption of Limited Partnership units	6,511,023	-	-
Expiry of warrants	55,413	690,129	189,000
Issuance of common shares on exercise of warrants	1,716,416	749,091	43,489
Shares issued on conversion of special warrants	-	-	1,575,176
Warrants issued on conversion of special warrants	-	-	1,082,462
Settlement of debt	-	-	227,470

The accompanying notes are an integral part of these consolidated financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

1	Nature of operations and going concern

PhotoChannel Networks Inc. (the company), through the PhotoChannel Network, electronically connects the photo-finishing retailer and its customers through the Internet and provides digital image delivery, hosting, storage and financial reporting for the photo-finishing retailer.

At September 30, 2004, the company has an accumulated deficit of $49,739,607 (2003 - $40,176,059; 2002 - $37,726,075). During the year ended September 30, 2004, the company used cash of approximately $3,530,000 (2003 - $3,844,000; 2002 - $3,130,000) to fund operations while obtaining approximately $3,918,000 (2003 - $5,002,000; 2002 - $3,204,000) from financing activities. The company has capital requirements in excess of its currently available resources and is dependent upon the proceeds of future financings to further finance the development and implementation of its business objectives. While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The company’s ability to continue its operations is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs in an industry characterized by rapid technological change. There is no assurance that the company will be successful in achieving any or all of these objectives in the foreseeable future.

Management is implementing a plan to address these uncertainties and to enable the company to continue as a going concern through the end of fiscal year 2005 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expanding the company’s customer base, and increasing revenues from operations. However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained. The accompanying financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

2	Significant accounting policies

Basis of consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada and comply in all material measurement respects with GAAP in the United States of America, except as explained and quantified in note 17. These consolidated financial statements include the accounts of the company and each of its wholly owned or controlled subsidiaries, PhotoChannel Capital Inc. and PhotoChannel Management Inc.

The consolidated financial statements also included the accounts of PhotoChannel Networks Limited Partnership (the PhotoChannel LP) for all periods that the PhotoChannel LP was in existence up until the redemption of the Limited Partnership units in April 2004 (note 7). The accounts of the PhotoChannel LP had been consolidated in view of the existence of the company’s option to acquire the PhotoChannel LP units from the limited partners and certain common ownership and management of the company and the PhotoChannel LP.

(1)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

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

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of property, plant and equipment is charged over the estimated useful lives of the assets at the following annual rates:

Computer equipment	30% straight-line
Software	33% - 100% straight-line
Furniture and office equipment	20% straight-line
Leasehold improvements	life of the lease

The company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted cash flows. An impairment loss equal to the difference in the asset carrying value and its fair value is recognized in the period in which the determination is made.

Revenue recognition

Revenue is recognized when all of the following criteria have been met: persuasive evidence of an arrangement exists; the services have been provided; the price is fixed or determinable; customer acceptance has been received or implied; and the collection of sales proceeds is reasonably assured. Many of the company’s sales arrangements consist of multiple elements, which may include installation services, monthly membership fees, transactions processed, or archive fees. Under Emerging Issues Committee 142, “Revenue Arrangements with Multiple Deliverables”, the fee from a multiple element sales arrangement is allocated to each of the individual elements based on each element’s relative fair value. The portion of the fee that is allocated to an element is recognized as revenue when all of the criteria for revenue recognition have been met for that element.

Revenue is earned from the provision of the PhotoChannel Network to electronically connect photo-finishing retailers to their customers through the Internet. Revenue received in advance from installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photo-finishing retailers for the connection to the PhotoChannel Network is recognized as the service connection is provided. Revenue from commissions earned on transactions processed by the photo-finishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer. Revenue from archive fees from online image storage is recognized as the service is provided.

(2)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Share issue costs

Direct costs associated with an issue of capital stock or special warrants are deducted from the related proceeds at the time of the issue.

Stock-based compensation plan

Effective October 1, 2002, the company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. The recommendations were applied prospectively to all stock-based compensation to employees and non-employees awarded on or after October 1, 2002.

No compensation expense is recorded for the company’s employee stock-based compensation. Consideration paid on the exercise of stock options is recorded as capital stock. A description of the company’s stock-based compensation plan and the pro forma effect on the accounting for stock options granted to employees under the fair value method are disclosed in note 6(b).

Stock-based compensation to third parties is recognized and recorded in the accounts of the company at its fair market value determined by the Black-Scholes option pricing model.

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

Net loss per share

Basic net earnings (loss) per share are computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted net earnings (loss) per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

Foreign currency transactions and translation

Monetary assets and liabilities of the company denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Exchange differences are included in the statement of loss as they arise.

(3)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

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

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

Comparative amounts

Comparative amounts have been reclassified, where necessary, to conform with the presentation adopted in the current year.

3	Accounts receivable

	2004 $	2003 $

Trade receivables	279,009	96,750
GST receivable	42,140	-

	321,149	96,750

(4)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

4	Property, plant and equipment

			2004

	Cost $	Accumulated amortization $	Net $

Computer equipment	3,029,375	2,388,458	640,917
Software	213,649	213,576	73
Furniture and office equipment	152,662	152,451	211
Leasehold improvements	68,206	59,068	9,138

	3,463,892	2,813,553	650,339

			2003

	Cost $	Accumulated amortization $	Net $

Computer equipment	2,506,915	2,224,685	282,230
Software	208,398	208,398	-
Furniture and office equipment	152,428	152,428	-
Leasehold improvements	59,910	56,567	3,343

	2,927,651	2,642,078	285,573

Amortization of property, plant and equipment for 2004 was $171,476 (2003 - $280,778; 2002 - $890,387).

5	Accounts payable and accrued liabilities

	2004 $	2003 $

Trade payables	309,738	427,972
Trade accruals	60,000	245,003
Accrued payroll taxes	158,668	318,980
Due to employees and consultants	47,438	50,844
Due to former employees	-	74,448

	575,844	1,117,247

(5)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

6	Capital stock, stock options, special warrants, warrants and loans receivable

a)	Capital stock

Common shares

Authorized
500,000,000 (2003 - 500,000,000; 2002 - 500,000,000) common shares without par value

Issued
176,347,341 (2003 - 127,313,538; 2002 - 77,894,968) common shares without par value

Preferred shares

Authorized
10,000,000 (2003 - 10,000,000; 2002 - 10,000,000) preferred shares without par value

Issued
Nil (2003 - nil; 2002 - nil) preferred shares without par value

Details of the material common stock, stock option and warrant transactions are as follows:

i)
Pursuant to a non-brokered private placement during the year ended September 30, 2004, the company issued 9,600,000 units for net proceeds of $1,073,751. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of the company at a price of $0.15 per share for a period of one year from the date of closing. The net proceeds of $1,073,751 were allocated: $794,575 to common shares issued and $279,176 to the common share purchase warrants. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of one year. The common share purchase warrants expire on July 7, 2005. During the year ended September 30, 2004, none of the common share purchase warrants were exercised.

(6)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

ii)
Pursuant to a call option agreement with the limited partners of the PhotoChannel LP, the company exercised its right to acquire all of the Limited Partnership units from the limited partners during the year ended September 30, 2004 (note 7). Under the terms of the call option agreements, the company issued 16,100,000 of its common shares and 13,650,000 common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one additional common share of the company at a price of $0.10 per share up to June 30, 2004. The 16,100,000 common shares issued to acquire the Limited Partnership units were attributed a value of $4,242,000, which was determined by taking the value of the common shares as quoted on the TSX Venture Exchange on the date of issuance. The 13,650,000 common share purchase warrants were attributed a value of $2,269,063, which was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; expected life of 2.5 months. During the year ended September 30, 2004, 13,150,000 common share purchase warrants were exercised for proceeds of $1,315,000 and the remaining 500,000 common share purchase warrants expired unexercised.

iii)
Pursuant to a non-brokered private placement during the year ended September 30, 2003, the company issued 5,669,470 units for net proceeds of $566,947. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share of the company at a price of $0.10 per share for a period of one year from the date of closing. The net proceeds of $566,947 were allocated: $406,414 to the common shares issued and $160,533 to the common share purchase warrants. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of one year. During the year ended September 30, 2004, all of the common share purchase warrants were exercised for proceeds of $566,947.

iv)
Pursuant to a non-brokered private placement during the year ended September 30, 2003, the company issued 25,200,000 common shares at $0.10 per share. Net proceeds of $2,425,414 (net of cash issuance costs of $60,222 and share purchase warrants with a value of $34,364 (note 6(d)(i))) were recorded as common shares. The company received $345,000 that had been held in trust at September 30, 2003 related to this private placement. During the year ended September 30, 2004, 174,000 common share purchase warrants were exercised for proceeds of $24,360.

(7)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

v)
Pursuant to a non-brokered private placement during the year ended September 30, 2002, the company issued 8,542,000 units for net proceeds of $854,200. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share of the company at a price of $0.10 per share for a period of one year from the date of closing. The net proceeds of $854,200 were allocated: $503,953 to the common shares issued and $350,247 to the common share purchase warrants. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of one year. During the year ended September 30, 2003, 8,292,000 of these common share purchase warrants were exercised for net proceeds of $829,200. The remaining 250,000 common share purchase warrants expired unexercised on August 6, 2003.

vi)
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

During 1997, the company adopted a stock option plan (the Plan). At the company’s annual general meeting held on March 10, 2004, the number of common shares reserved under the Plan was increased by 4,400,000 common shares. As at September 30, 2004, the company has reserved 18,000,000 common shares (2003 - 13,600,000; 2002 - 13,600,000) under the Plan. The options, which expire five years after the date granted, are subject to various vesting requirements. Under the original terms of the Plan, the majority of options vest one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. However, at an extraordinary general meeting of the company’s shareholders held on December 7, 2001, the Plan was amended to include a change in the vesting period, permitting vesting of one-eighteenth of the options granted each month, with the first eighteenth vesting on the date of grant.

(8)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

The following table summarizes activity under the company’s stock option plan as of September 30, 2002, 2003 and 2004:

Stock options	Number of options	Weighted average exercise price of outstanding options $	Weighted average exercise price of exercisable options $

Outstanding - September 30, 2001 (5,050,397 shares exercisable)	9,520,189	0.66	0.83
Granted	6,299,611	0.15
Expired	(15,000)	1.47
Forfeited	(2,465,480)	1.20

Outstanding - September 30, 2002 (7,023,490 shares exercisable)	13,339,320	0.15	0.19
Granted	1,050,000	0.16
Expired	(175,000)	0.15
Forfeited	(1,149,320)	0.15

Outstanding - September 30, 2003 (11,692,818 shares exercisable)	13,065,000	0.17	0.17
Granted	3,775,000	0.31
Exercised	(1,080,333)	0.15

Outstanding - September 30, 2004 (12,893,001 shares exercisable)	15,759,667	0.20	0.18

The following table summarizes information about stock options outstanding and exercisable at September 30, 2004:

	Options outstanding			Options exercisable
Exercise price $	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable	Weighted average exercise price $

0.15	11,034,667	2.2	0.15	10,934,667	0.15
0.17	750,000	4.0	0.17	500,000	0.17
0.30	500,000	4.4	0.30	166,667	0.30
0.31	3,275,000	4.2	0.31	1,091,667	0.31
US1.00	200,000	0.8	US1.00	200,000	US1.00
0.15 - US1.00	15,759,667	2.0	0.20	12,893,001	0.18

(9)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

During the year ended September 30, 2004, no stock options were provided to consultants for services rendered. During the year ended September 30, 2003, the company expensed $97,181 (2002 - $73,343) in stock-based compensation related to services provided by consultants, who were granted 750,000 stock options (2002 - 1,033,000).

Stock-based compensation expense arising from grants of options to non-employees is estimated using the Black-Scholes option pricing model assuming no dividend yield and the following weighted average assumptions for options granted:

	2004	2003	2002

Expected volatility	N/A	100%	100%
Risk-free interest rate	N/A	4%	4%
Expected life (in years)	N/A	5	5

During the year ended September 30, 2002, the exercise price of 1,889,709 options originally granted between 1998 and 2000 was reduced from a range of $0.50 to $1.57 per option to $0.15 per option.

Under the company’s current accounting policy, the company has not recognized any compensation expense for stock options issued to employees during the year. Had the company determined the expense of granting stock options to employees during the year, based on the fair value method, the effect of pro forma compensation expense on the company’s loss and loss per share would be as follows:

	2004 $	2003 $

Loss attributed to common shareholders	3,052,485	2,449,984
Additional compensation expense	314,011	-

Pro forma loss	3,366,496	2,449,984

Pro forma - basic and diluted loss per share	0.02	0.03

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions being used in both 2004 and 2003: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of five years.

(10)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

c)	Special warrants

On October 17, 2001, the company received conditional approval from the regulatory authorities for an offering of 26,576,381 special warrants at a price of $0.10 per special warrant. Each special warrant, other than certain special warrants to be issued to insiders, was exercisable into one unit consisting of one common share and one common share purchase warrant. 1,686,000 of the special warrants were issued to insiders who were not entitled to the common share purchase warrant. Each common share purchase warrant entitled the holder to acquire one additional common share for $0.10 per share. The common share purchase warrants expired one year after issuance. During the year ended September 30, 2002, 26,576,381 special warrants were exercised, and accordingly, 26,576,381 common shares and 24,890,381 common share purchase warrants were issued.

d)	Warrants

i)
During the year ended September 30, 2003, the company retained First Associates Investments Inc. (First Associates) to assist in raising funds for the company. On September 16, 2003 and pursuant to the private placement of 25,200,000 common shares of the company, the TSX Venture Exchange approved the issuance of 500,000 common share purchase warrants, with immediate vesting, for services provided. The common share purchase warrants are exercisable on or before October 7, 2005, at a price of $0.14. The common share purchase warrants were assigned a value of $34,364, which has been included as a share issue cost and recorded in equity. The value was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of 1.25 years. During the year ended September 30, 2004, 174,000 common share purchase warrants were exercised for proceeds of $24,360.

ii)
During the year ended September 30, 2002, the company retained TELUS Communications Inc. (TELUS) to provide consulting services to the company, under an agreement dated June 4, 2002. As consideration, the company had agreed to issue TELUS up to 7,600,000 common share purchase warrants, which were to be provided as earned during and under the terms of the agreement. On February 27, 2003, the TSX Venture Exchange, TELUS and the company agreed to the issuance of 2,100,000 common share purchase warrants, with immediate vesting, in lieu of fees of $105,000 for services provided to January 4, 2003. The common share purchase warrants were issued on February 27, 2003 and are exercisable on or before February 27, 2005, at a price of $0.10. These common share purchase warrants were assigned the value of $105,000, which has been included as a general and administrative expense and recorded in equity. During the year ended September 30, 2004, none of these common share purchase warrants were exercised.

(11)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

iii)
During the year ended September 30, 2002, the company retained NBJ Enterprises Ltd., dba Skana Photo-Lab Products (Skana), to act as a distributor for the company’s products in Canada, under an agreement dated February 1, 2002. Amongst other consideration, the company had agreed to issue Skana up to 2,000,000 common share purchase warrants, which were to be provided as earned during and under the terms of the agreement. On January 22, 2003, the TSX Venture Exchange approved the issuance of 2,000,000 common share purchase warrants, with immediate vesting, for services provided. The common share purchase warrants were issued on January 22, 2003 and are exercisable on or before January 22, 2005, at a price of $0.10. The common share purchase warrants were assigned a value of $93,000, which has been included as a sales and marketing expense and recorded in equity. The value was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of two years. During the year ended September 30, 2004, 235,000 common share purchase warrants were exercised for proceeds of $23,500.

iv)
During the year ended September 30, 2002, the company retained Discovery Capital Corporation (Discovery) to provide financial advisory services to the company, under an agreement dated February 19, 2002. As consideration, the company issued 5,000,000 common share purchase warrants to Discovery. On July 26, 2002, the TSX Venture Exchange approved the issuance of 4,325,000 common share purchase warrants, with immediate vesting, as full consideration under the agreement. The common share purchase warrants were issued on July 26, 2002 and were exercisable on or before July 26, 2004, at a price of $0.10. Also during fiscal 2002, the company issued Discovery a finder’s fee of 700,000 common share purchase warrants (Finder’s Warrants), on the private placement of units of the PhotoChannel LP. The Finder’s Warrants were exercisable on or before July 26, 2004, at a price of $0.10. The common share purchase warrants were assigned a value of $125,625, which has been included as an expense and recorded in equity. The value was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of two years. During the year ended September 30, 2004, the company issued 3,025,000 common shares of the company for proceeds of $302,500 upon exercise of the common share purchase warrants (2003 - 2,000,000 for proceeds of $200,000).

v)	On May 11, 2000, the company granted a common share purchase warrant, exercisable for a period of five years, to purchase up to 1,000,000 common shares of the company at a price of US$1.75 per share.

The common share purchase warrant was assigned a value of $1,700,000, which was recorded in equity. The value of the common share purchase warrant was determined using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of $nil; an expected volatility of 146%; risk-free interest rate of 6.17%; and expected life of five years. At September 30, 2004, this share purchase warrant remains outstanding.

(12)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

e)	Loans receivable

During the year ended September 30, 2002, the company made loans totalling $227,470 to employees, which were secured by common shares of the company. As at September 30, 2004, loans totalling $17,600 (2003 - $122,206) were outstanding and have been recorded as a charge to shareholders’ equity. The loans are non-interest bearing and are repayable on demand. The common shares held as collateral have a market value at September 30, 2004 of $29,920.

7	Limited Partnership equity

On February 14, 2002, the PhotoChannel LP was formed under a Limited Partnership Agreement to carry on the sales, marketing and deployment of the PhotoChannel Network in specified market segments. The partnership initially sold 1,250 Limited Partnership units in June 2002, at a price of $1,000 per unit, raising $1,250,000. In December 2002 and September 2003, the partnership sold an additional 115 units and 245 units, respectively, at a price of $1,000 per unit, raising $360,000. The company had granted to the PhotoChannel LP a software license to commercially exploit the PhotoChannel Network in Canada. Pursuant to an operating agreement, the company received payments for services provided to the PhotoChannel LP from the software license agreement and management and operating services agreements (representing software rights, management, personnel and facilities and equipment that the company had agreed to provide to the PhotoChannel LP), which enabled the company to continue its development, deployment and exploitation of its digital imaging network software in other market segments.

A condition of the PhotoChannel LP agreement was that each limited partner enter into an agreement with the company, pursuant to which the company had a call option to acquire all, but not less than all, of the Limited Partnership units from the limited partners, at any time on or before June 30, 2004. Under the call option, each of the Limited Partnership units sold in June and December 2002 would be exchanged for 10,000 units of the company, with each unit comprising of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share of the company, at a price of $0.10 per share, at any time on or before the earlier of two years from the date of issue of the Limited Partnership units and June 30, 2004. Each Limited Partnership unit sold in September 2003 could be exchanged for 10,000 common shares of the company.

Given the existence of the company’s option to acquire the Limited Partnership units from the limited partners, certain common ownership and management of the company and the Limited Partnership, and the company’s effective control over the PhotoChannel LP, the partnership equity was presented as a separate class of equity within shareholders’ equity of the company. The accounts of the partnership were consolidated with those of the company since the inception of the PhotoChannel LP.

(13)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

The company also entered into a support agreement, pursuant to which the company agreed to provide financing to the Limited Partnership, in connection with operational and capital costs, once substantially all equity generated from the Limited Partnership units was utilized. Losses incurred by the Limited Partnership in 2002 and 2003 were allocated first to the Limited Partnership units to the extent of their equity investment and thereafter to the company. In 2002, the company had previously attributed all losses to the company. Accordingly, the loss for 2002 has been restated for comparative purposes to allocate losses to the Limited Partnership units to the extent of the equity.

This restatement had the effect of reducing the deficit attributable to the company’s common shareholders from $38,963,665 to $37,726,075, the net loss attributed to common shareholders from $1,851,661 to $614,071 and the basic and fully diluted net loss per share from $0.03 to $0.01.

In April, 2004, the company exercised its call options with the limited partners thereby acquiring all of the Limited Partnership units. Under the terms of the call option agreements the company issued 16,100,000 common shares and 13,650,000 common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one additional common share of the company at a price of $0.10 per share up to June 30, 2004. The company recorded the redemption of the PhotoChannel LP at the fair value of the common shares and common share purchase warrants (note 6(a)(ii)), with the offsetting amount recorded as an increase in its deficit.

8	Net change in non-cash working capital items

	2004 $	2003 $	2002 $

Accounts receivable	(224,399)	20,935	(29,681)
Prepaid expenses	1,125	15,603	(8,200)
Accounts payable and accrued liabilities	(541,403)	(1,464,214)	(2,603,809)
Deferred revenue	115,769	60,000	-
Due to related parties	-	(273,612)	273,612

	(648,908)	(1,641,288)	(2,368,078)

(14)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

9	Revenue

The following is a breakdown of the company’s revenue for the years ended September 30, 2004, 2003 and 2002:

	2004 $	2003 $	2002 $

Transaction commission fees	361,350	90,054	3,588
Installation fees	187,940	86,914	57,387
Membership fees	96,519	73,120	104,410
Other	60,240	2,541	8,416
Archive fees	57,091	2,944	-

	763,140	255,573	173,801

10	Expense details

	2004 $	2003 $	2002 $

Network delivery
Telecommunication costs	128,873	71,570	72,078
Salaries and customer service	100,810	20,600	46,140
Laboratory system installation	52,288	9,781	5,877
Other	45,218	9,740	33,715

	327,189	111,691	157,810

General and administration
Salaries and consulting	754,439	1,031,291	2,099,424
Office and miscellaneous	287,797	203,024	502,308
Interest and penalties	78,157	113,719	129,188
Accounting and legal	123,932	106,498	337,569
Investor relations	90,000	29,900	16,000
Rent	68,994	92,927	106,661
Bad debt	18,100	-	-
Loss on sale of property, plant and equipment	-	44,209	386

	1,421,419	1,621,568	3,191,536

Sales and marketing
Salaries and consulting	549,797	678,876	602,432
Printing, advertising and promotion	49,284	1,574	1,372
Miscellaneous	42,925	54,342	50,452

	642,006	734,792	654,256

Research and development
Salaries and consulting	1,219,808	766,890	611,223
Miscellaneous	59,430	22,299	3,261

	1,279,238	789,189	614,484

(15)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Gain on settlement of obligations

During the year ended September 30, 2003, the company recognized a gain on settlement of obligations of $457,599 (2002 - $808,774) as a result of debt settlements with various trade creditors and past employees of the company.

Gain on bankruptcy of subsidiary

On November 1, 2001, PhotoChannel, Inc., the company’s U.S. operating subsidiary, filed under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut. PhotoChannel, Inc.’s principal operations related to the provision of film processing, scanning, storage and printing of digital images directly to U.S. consumers. The provision of this service did not prove viable, and PhotoChannel, Inc. was unable to continue as an operating entity. An expense recovery for the year ended September 30, 2002 of $2,746,944 resulted from the bankruptcy of PhotoChannel, Inc.

11	Income taxes

The company is subject to Canadian federal and provincial taxes.

The company has non-capital losses for Canadian income tax purposes of approximately $17,923,000, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

$

Year ending September 30
2005	2,721,000
2006	2,065,000
2007	5,391,000
2008	2,630,000
2009	-
2010	2,119,000
2011	2,997,000

17,923,000

(16)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

The tax effect of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities is as follows:

	2004 $	2003 $	2002 $

Net operating loss carry-forwards	6,384,000	6,455,911	5,883,656
Property, plant and equipment	1,896,000	1,803,587	1,705,314
Share issue costs	159,000	72,840	69,533

	8,439,000	8,332,338	7,658,503
Valuation allowance	(8,439,000)	(8,332,338)	(7,658,503)

Net future income tax assets	-	-	-

Management believes there is sufficient uncertainty regarding the realization of future income tax assets such that a full valuation allowance is appropriate.

The income tax recovery for the year ended September 30, 2004 differs from the amount obtained by applying the applicable statutory income tax rates to loss before income taxes as follows:

	2004	2003	2002

Combined statutory income tax rate	36%	38%	42%

	$	$	$

Income tax recovery based on combined statutory rate	1,098,895	930,994	257,910
Expiration of tax losses	(1,232,140)	(169,467)	-
Effect of change in tax rates	(30,525)	(73,500)	(42,985)
Non-deductible expenses and other differences	270,432	(14,193)	(14,972)
Change in valuation allowance	(106,662)	(673,834)	5,029,582
Effect of U.S. subsidiary Chapter 7 bankruptcy	-	-	(5,229,535)

	-	-	-

12	Related party transactions

During the year ended September 30, 2004, the company incurred consulting fees to companies controlled by directors and officers of the company of approximately $179,167 (2003 - $134,658; 2002 - $360,833). The fees were recorded in general and administration expense.

All amounts owing to these related parties had been paid by September 30, 2004 and 2003, respectively.

(17)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

13	Segmented information

The company’s only reportable segment is the provision of digital image delivery, hosting, storage and financial reporting for photo-finishing retailers.

The company’s sales by geographical area are as follows:

	2004 $	2003 $	2002 $

Canada	567,211	145,559	-
United States	187,850	110,014	173,801
Other	8,079	-	-

	763,140	255,573	173,801

Revenue is attributable to the geographic location of the company’s customer. At September 30, 2004 and 2003, all of the company’s property, plant and equipment were located in Canada.

Major customers, representing 10% or more of sales, include:

	2004 $	2003 $

Customer A	177,523	-
Customer B	108,983	27,400
Customer C	89,318	28,905
Customer D	76,063	-
Customer E	-	39,682
Customer F	-	36,444

During the year ended September 30, 2002, no individual customers made up more than 10% of sales.

14	Financial instruments

a)	Fair values

The fair values of cash and cash equivalents, cash held in trust, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to the near-term maturity of these instruments.

(18)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

b)	Credit risk

Financial instruments that potentially subject the company to significant concentrations of credit risk consist primarily of cash and cash equivalents, cash held in trust and accounts receivable. The company limits its exposure to credit risk by placing its cash and cash equivalents and cash held in trust with high credit quality financial institutions and corporations. The company does not have a significant exposure to any individual customer or counter party. The company provides its services on credit in the normal course of conducting its business.

c)	Foreign exchange risk

The company is subject to foreign exchange risk for sales and purchases denominated in foreign currencies. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the Canadian dollar. The company does not actively manage this risk.

15	Commitments and contingencies

Commitments

The company has entered into agreements to lease premises and services for periods to 2007. The annual rent for premises includes minimum rent plus realty taxes and operating expenses. Minimum payments for each of the next three years are as follows:

$
2005	413,726
2006	394,056
2007	216,775

1,024,557

Contingencies

The company is involved in claims litigation arising in the ordinary course of business. In the opinion of management, the outcome of such claims litigation, if decided adversely, could have an effect on the operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters will not materially affect the company’s consolidated financial position.

(19)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

16	Recent Canadian accounting pronouncements

a)	Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company does not expect the adoption of this section to have a significant impact on its consolidated financial statements.

b)	Stock-based compensation

In September 2003, the CICA released amendments to the transitional provisions of Section 3870, which requires the adoption of the fair value based method of accounting for stock-based compensation. Section 3870 requires an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public enterprises. The company is currently assessing the impact of adopting this section on its financial results for the year ending September 30, 2005.

17	Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

The reconciliation of the loss for the year based on Canadian GAAP to U.S. GAAP is as follows:

	2004 $	2003 $	2002 $

Net loss for the year under Canadian GAAP	3,052,485	2,822,394	1,851,661
Compensation cost (recovery) (i)	(78,428)	136,416	953
Minority interest (ii)	-	(372,410)	(1,237,590)

Net loss and comprehensive loss for the year under U.S. GAAP (iii)	2,974,057	2,586,400	615,024

Basic and fully diluted loss per share under U.S. GAAP	0.02	0.03	0.01

(20)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

The reconciliation of the balance sheet between Canadian GAAP and U.S. GAAP is as follows:

	2004 $	2003 $

Goodwill (iv)
Canadian GAAP	-	-
U.S. GAAP	6,511,063	-

The reconciliation of the statement of shareholders’ equity (deficiency) between Canadian GAAP and U.S. GAAP is as follows:

	Capital Stock $	Contributed surplus (i) $	Loan receivable $	Warrants $	LP Units (ii) $	Deferred compen-sation $	Deficit (i) and (iv) $	Total shareholders equity (deficiency) $

Balance - September 30, 2002
Canadian GAAP	26,390,849	6,189,605	(227,470)	3,214,845	12,410	-	(37,726,075)	(2,145,836)
U.S. GAAP	26,282,689	8,489,618	(227,470)	3,214,845	-	-	(39,917,928)	(2,158,246)

Balance - September 30, 2003
Canadian GAAP	31,826,678	6,976,915	(122,206)	2,168,522	-	-	(40,176,059)	673,850
U.S. GAAP	31,718,518	9,413,344	(122,206)	2,168,522	-	-	(42,504,328)	673,850

Balance - September 30, 2004
Canadian GAAP	41,702,604	7,060,029	(17,600)	2,188,653	-	-	(49,739,607)	1,194,079
U.S. GAAP	41,594,444	9,418,030	(17,600)	2,188,653	-	-	(45,478,385)	7,705,142

i)	Stock-based compensation

Under Canadian GAAP, the company does not recognize compensation expense in connection with the granting of options to employees. Under U.S. GAAP, the company applies APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for stock compensation to employees and directors. Under APB 25, because the exercise price of the company’s employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized at the time of the initial grant. If the exercise price of a fixed stock option award is subsequently reduced, Financial Accounting Standards Board (FASB) Interpretation No. 44 (FIN 44) requires that the option award be accounted for as variable from the date of the modification to the date the award is exercised, forfeited or expires unexercised. Accordingly, the company records compensation expense or recovery for such modified options calculated as the amount of the change in the intrinsic value of the options from the time of the modification to the date the modified option is exercised, forfeited or expires. In fiscal 2002, 1,889,709 options were modified, of which 1,120,396 options remain outstanding and fully vested.

(21)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” requires the company to provide pro forma information regarding net income and earnings per share as if compensation for the company’s stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The company estimates the fair value of each stock option at the grant date or measures compensation for options modified and requiring variable accounting from the date of modification by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the year ended September 30, 2004:

	2004	2003	2002

Dividend yield	nil	nil	Nil
Expected volatility (private company)	100%	100%	100%
Risk-free interest rate	4%	4%	4%
Expected life (in years)	5	5	5

The weighted average fair value of options granted during 2004 was $0.22 (2003 - $0.12; 2002 - $0.07). The effect of pro forma compensation expense on the company’s loss and loss per share is as follows:

	2004 $	2003 $	2002 $

Loss per U.S. GAAP	2,974,057	2,586,400	615,024
Additional compensation expense	333,799	203,299	302,165

Pro forma loss	3,307,856	2,789,699	917,189

Pro forma basic and diluted loss per share	0.02	0.03	0.02

ii)	Minority interest

Under Canadian GAAP, the company presents the partnership equity within shareholders’ equity and separates the net loss attributed to limited partnership from the net loss attributed to the common shareholders (note 7). Under U.S. GAAP the company applies Accounting Research Bulletin No. 51, “Consolidated Financial Statements” (ARB 51) and related interpretations in accounting for the consolidation of the limited partnership. Under ARB 51, the partnership equity is presented as minority interest to the extent of the limited partners’ equity investment, net of losses attributed to the limited partners. The loss attributed to the limited partners is shown as minority interest on the statement of loss and deficit.

(22)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

iii)	Comprehensive loss

U.S. GAAP requires disclosure of comprehensive income (loss), which is intended to reflect all changes in equity except those resulting from contributions from owners. There are no material adjustments required to present comprehensive income for the purposes of these consolidated financial statements.

iv)	Redemption of Limited Partnership units

As described in note 7, for Canadian GAAP purposes the redemption of the limited partnership units was recorded as a charge to deficit. Under U.S. GAAP, the company applies SFAS 141 - Business Combinations, and has allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. Under U.S. GAAP, goodwill is subject to an annual impairment test. The company applies SFAS No. 144, “Accounting for the impairment of or Disposal of Long-Lived Assets” in determining if there is any impairment in value. No impairment in value was recorded in 2004.

v)	Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by IAS 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (SEC).

vi)	Recent U.S. GAAP announcements

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150). This statement establishes standards for issuers on how to classify and measure certain financial instruments with characteristics of both liabilities and equity. An issuer must classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Included in the scope of this standard is: (a) a financial instrument issued in the form of shares that is mandatorily redeemable; (b) a financial instrument other than an outstanding share that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets; and (c) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares. SFAS 150 has had no significant impact on the consolidated financial statements.

(23)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin (ARB) 51. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (variable interest entities or VIE) by clarifying the application of ARB 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties.

FIN 46 requires the primary beneficiary to consolidate a VIE if it has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both.

Effective December 2003, the FASB issued additional guidance clarifying FIN 46. The modification also provides a deferral of FIN 46 for certain entities. Application of FIN 46 is required in financial statements of public entities that have interests in structures that are commonly referred to as special purpose entities for periods ending after December 15, 2003. Application for all other types of VIE’s is required in financial statements for periods ending after March 15, 2004. Management has not yet determined the effect that the adoption will have on its financial statement.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - An amendment of FASB Statement No. 123”. SFAS 148 amends Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures both in annual and interim financial statements about the method of accounting for stock-based employee compensation and effect of the method used on reported results. The company has included the disclosures required by SFAS 148 in this reconciliation to U.S. GAAP.

In December 2004, the FASB finalized SFAS 123R, “Share-Based Payment”, amending SFAS 123, effective for interim and annual periods beginning after June 15, 2004. SFAS 123R will require the company to recognize compensation expense for all types of stock options for U.S. GAAP purposes. The standard also revises certain requirements for accounting for other types of share-based payments. The adoption of this standard will not have a material impact on the results of operations or financial position of the company.

(24)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29”, to require that all non-monetary exchanges be accounted for at fair value except for exchanges of non-monetary assets that do not have commercial substance. An exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in periods beginning after June 15, 2005.

In January 2005, Canadian standards requires that financial instruments other than trade receivables, trade payables and certain other financial liabilities including long term debt must be recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value is recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designed as being "available for sale" changes in the fair value should be recorded directly in shareholders’ equity in a special account called "other comprehensive income" until the asset disappears or is impaired. At that time, the gains and losses are recycled to the operations statement. The result of applying this standard is that income from these investments will be reported in the statement of operations as if the assets were accounted for at historical cost.

These new Canadian standards are effective for fiscal years starting on or after October 1, 2006 and can be adopted earlier but only at the beginning of a financial year and only if the company has not already issued interim financial statements that cover part of the year. Management has not yet determined the effect that the adoption will have on its financial statements.

The company has determined that other recently issued Canadian and U.S. accounting pronouncements will have no impact on adoption.
(25)