Form 20-F
period 2005-09-30
PHOTOCHANNEL NETWORKS INC
filed 2006-03-30
CIK 1036642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2005

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

Common Shares    203,514,841 Shares

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

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following table summarizes certain selected consolidated financial data for each of the five financial years ended September 30, 2005. The selected financial data set forth below with respect to our consolidated statements of operations for each of the three financial years in the period ended September 30, 2005 and with respect to the consolidated balance sheets as at September 30, 2005 and 2004, are derived from our audited consolidated financial statements included elsewhere in this annual report. Consolidated statements of operations data for the years ended September 30, 2002 and 2001, and consolidated balance sheet data as at September 30, 2003, 2002 and 2001, have been derived from our audited consolidated financial statements that have not been included in this annual report.

Readers should read the following selected financial data in conjunction with our consolidated financial statements and the notes thereto appearing in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Readers are referred to Note 17 in the accompanying September 30, 2005 consolidated financial statements for a quantitative reconciliation of the measurement differences between Canadian GAAP and generally accepted accounting principles in the United States (“US GAAP”), as it relates to us.

The data is expressed in Canadian dollars (“CDN$”), unless otherwise described. We refer readers to "Currency and Exchange Rates" below for a history of exchange rates between the Canadian dollar and the U.S. dollar.

Selected Financial Data:

Under Canadian GAAP	For the years ended September 30th
Item	2005	2004	2003	2002	2001
Revenue	$2,116,503	$763,140	$255,573	$173,801	$97,112
Loss from operations	($3,167,761)	($3,078,188)	($3,282,445)	($5,334,672)	($20,259,747)
Net loss for the year	($3,147,967)	($3,052,485)	($2,822,394)	($1,851,661)	($19,871,231)
Loss attributed to Limited Partnership	N/A	N/A	$372,410	$1,237,590	N/A
Net loss for the year attributed to common shareholders	($3,147,967)	($3,052,485)	($2,449,984)	($614,071)	($19,871,231)
Basic and diluted net loss per common share	($0.02)	($0.02)	($0.03)	($0.01)	($0.60)
Redemption of limited partnership units	N/A	($6,511,063)	N/A	N/A	N/A
Modification of existing warrants	($144,000)	N/A	N/A	N/A	N/A
Stock-based compensation adjustment	($314,011)	N/A	N/A	N/A	N/A
Total assets	$1,608,252	$1,945,692	$1,851,097	$709,237	$1,488,276
Net assets (liabilities)	$282,009	$1,194,079	$673,850	($2,145,836)	($5,127,511)
Capital Stock	$43,397,853	$41,702,604	$31,826,678	$26,390,849	$24,168,231
Weighted average number of Common Shares	178,682,855	148,741,599	89,448,942	59,479,315	33,187,579
Long term obligations and redeemable preferred stock	Nil	Nil	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil

The above selected financial data in accordance with U.S. GAAP is indicated below:

	For the years ended September 30th
Item	2005	2004	2003	2002	2001
Revenue	$2,116,503	$763,140	$255,573	$173,801	$97,112
Loss from operations	($3,167,761)	($3,078,188)	($3,282,445)	($5,334,672)	($20,259,747)
Net loss for the year	($3,139,367)	($2,974,057)	($2,586,400)	($615,024)	($19,692,225)
Basic and diluted net loss per common share	($0.02)	($0.02)	($0.03)	($0.01)	($0.60)
Total assets	$8,119,315	$8,456,755	$1,851,097	$709,237	$1,488,276
Net assets (liabilities)	$6,793,072	$7,705,142	$673,850	($2,145,836)	($5,127,511)
Capital Stock	$43,517,183	$41,594,444	$31,718,518	$26,282,689	$24,060,071
Weighted average number of common shares outstanding	178,682,855	148,741,599	89,448,942	59,479,315	33,187,579
Long term obligations and redeemable preferred stock	Nil	Nil	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil

Currency and Exchange Rates

All dollar amounts set forth in this annual report are in Canadian dollars, unless we indicate otherwise. In the following table we set forth:

•	the rates of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of each of the periods indicated;
•	the average of the exchange rates in effect on the last day of each month during such periods; and
•
the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Previous Six Months

	September 2005	October 2005	November 2005	December 2005	January 2006	February 2006
High Rate	1.1943	1.1923	1.1975	1.1751	1.1796	1.1611
Low Rate	1.1620	1.1582	1.1542	1.1424	1.1430	1.1375

Years ending September 30

	2005	2004	2003	2002	2001
Rate at end of Period	1.1713	1.2699	1.3536	1.5785	1.5775
Average Rate During Period	1.2235	1.3256	1.4648	1.5730	1.5351
High Rate	1.2755	1.4003	1.5991	1.6195	1.5832
Low Rate	1.1620	1.2672	1.3305	1.5024	1.4895

On September 30, 2005 and March 15, 2006, the noon buying rate in New York City for cable transfers in US dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.1713 and $1.1581, respectively, equals US $1.00.

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

Since inception we have operated at a loss and, at September 30, 2005, had an accumulated deficit of $53,345,585 and a working capital deficiency of $588,066. Historically, we have funded our operating, administrative and development costs through the sale of equity capital or debt financing. We have had and will continue to have capital requirements in excess of our currently available resources. Currently, we are able to meet our financial commitments as they come due. We are dependent upon the proceeds of future financings to further finance the development and implementation of our business objectives. In the event that our plans and/or assumptions change or prove inaccurate, or we are unable to obtain further financing, or such financing and other capital resources, in addition to projected cash flow, if any, prove to be insufficient to fund operations, our continued viability could be at risk. To the extent that any such financing involves the sale of our equity securities, the interests of our then existing shareholders could be substantially diluted. There is no assurance that we will be successful in achieving any or all of these objectives over the coming year and, accordingly, there exists substantial doubt that we will be able to continue as a going concern.

We are implementing a plan to address these issues and to enable us to continue as a going concern through the end of fiscal year 2006 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expanding our customer base, and the realization of sufficient revenues produced by our network. However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained. The accompanying consolidated financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

As a result of equity financing activities, as of September 30, 2005, we had cash and cash equivalents of approximately $187,318 and as of March 15, 2006, we had cash and cash equivalents of $846,166.

In addition, we currently generate monthly revenues of approximately $180,000, of which $160,000 relates to recurring revenues from the our Network and we have monthly recurring expenditures of approximately $320,000. Accordingly, based on our planned operations during fiscal 2006, we believe that we have sufficient funds for the next three months without need to access the equity markets. We anticipate accessing the equity markets for additional funding depending on actual sales and resulting cash flow during this period. Should our revenue not grow during the next 12 months we would be required to raise a minimum of $1,500,000 to sustain our current level of operations for this period.

We are implementing a plan to address these uncertainties and to enable the company to continue as a going concern through the end of fiscal year 2006 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expanding our customer base, and increasing revenues from operations.

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

We have been focused on the Canadian marketplace. Although we have a limited number of customers in and revenue generated from the United States marketplace, it is now our intent to focus more on the United States marketplace. The United States marketplace for photofinishing is approximately twenty times the size of the Canadian marketplace and should we be successful in the United States market, we would expect a substantial portion of our operations to be based on sales and services rendered to customers in the United States. As a result, our financial performance will be affected by fluctuations in the value of the US dollar to the Canadian dollar. At the present time, we have no plan or policy to utilize forward contracts or currency options to minimize this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

Our audited financial statements contain a footnote about our ability to continue as a going concern. The auditor’s report on our September 30, 2005 consolidated financial statements contains additional comments that indicate that substantial doubt exists about our ability to continue as a going concern. If we are unable to continue as a going concern, we would be required to restate our consolidated financial statements on a liquidation basis.

Our consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of September 30, 2005, we had an accumulated deficit of $53,345,585, which, if prepared under US GAAP, would have been an accumulated deficit of $49,095,763. We continue to incur operating losses, including non-cash items of $3,167,761 during fiscal 2005 (2004 - $3,078,188, 2003 - $3,282,445). We currently generate monthly revenues of approximately $180,000, of which $160,000 relates to recurring revenues from the our Network and we have monthly recurring expenditures of approximately $320,000.  Our ability to continue as a going concern and the recoverability of the amounts expended on research and development are dependent on our ability to achieve profitable operations. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which our consolidated financial statements were prepared.

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

We are implementing a plan to address these uncertainties and to enable us to continue as a going concern through the end of fiscal year 2006 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expanding our customer base, and increasing revenues from operations. However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained. The accompanying consolidated financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

We believe, but cannot assure, that we will be able to continue to raise equity financing.

Our products are relatively new. If they are not accepted in the marketplace, our business could be materially and adversely affected.

Our Network has only been marketed since May 2001. While we believe we are seeing increased acceptance of our services and business model, there can be no assurance that our services will receive the widespread market acceptance necessary to attain profitable operations. Even if our services attain widespread acceptance, there can be no assurance we will be able to meet the demands of our customers on an ongoing basis. Our operations may be delayed or halted as a result of failure to perform as described. Such delays or failure would seriously harm our reputation and future operations. We cannot assure that the Network will be accepted in the marketplace to yield material and sustained revenues. If our product is not accepted in the market place, our business could be materially and adversely affected.

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

Ultimately, our success will depend upon consumer acceptance of the use of the Internet to deliver digital media, including, digital images to our retailers for production. We rely on the retailers to market these services to end users. While we assist retailers with their marketing programs, we cannot assure that retailers will continue to market our service or that their marketing efforts will be successful in attracting and retaining customers. The failure to attract customers will adversely affect our business. In addition, if our service does not generate revenue for the retailer, whether because of failure to market it, we may lose retailers as customers, which would adversely affect our revenue.

If we are unable to respond to rapid technological change and improve our products, our business could be materially and adversely affected.

The market for our products is characterized by:

•	rapidly changing technology;
•	evolving industry standards; and
•	frequent introduction of new services which may be comparable or superior to our services.

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

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our solutions and our network services. The Internet and the e-commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing online operations, network services and proprietary technology and systems obsolete. Our success will depend, in part, on our ability to license leading technologies useful in our business, enhance our existing services, develop new services and technology that address the varied needs of our existing and prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our solutions, the network services and other proprietary technology entails significant technical, financial and business risks. There can be no assurance that we will successfully implement new technologies or adapt our solutions, network services, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If we are unable to adapt in a timely manner in response to changing market conditions or customer requirements for technical, legal, financial or other reasons, our business could be materially adversely affected.

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

As potential competitors introduce competing solutions we may encounter additional and more intense competition. We may experience delays or difficulties in introducing new functionalities into our services, allowing competitors to exploit opportunities in the market. We cannot be sure that we will be able to compete successfully against current and future competitors. If we are unable to do so it will have a material adverse effect on our business, results of operations and financial condition.

We rely on our ability to attract and retain customers. If we are unable to maintain reliability of our Network solution we may lose both present and potential customers.

Our ability to attract and retain customers depends on the performance, reliability and availability of our services and network infrastructure. We may experience periodic service interruptions caused by temporary problems in our own systems or software or in the systems or software of third parties upon whom we rely to provide such service. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems and interrupt our services. Computer viruses, electronic break-ins or other similar disruptive events also could disrupt our services. System disruptions could result in the unavailability or slower response times of the websites we host for our customers, which would lower the quality of the consumers’ experiences. Service disruptions could adversely affect our revenues and if they were prolonged, would seriously harm our business and reputation. We do not carry business interruption insurance to compensate for losses that may occur as a result of these interruptions. Our customers depend on Internet service providers and other website operators for access to our Network. These entities have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Moreover, the Internet network infrastructure may not be able to support continued growth. Any of these problems could adversely affect our business.

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

Our customers, being photofinishing retailers, must install high speed Internet access to be able to provide online one hour in store photofinishing. Our experience has been that the provision of in store printing leads to an increase in the use of our Network. Our customers have not always been able to install high speed Internet access on a timely basis, resulting in a delay in the deployment of our Network and a corresponding delay or loss of revenues. We expect delays in the installation of high speed Internet access to continue in the foreseeable future.

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

We rely on our retail customers to derive revenue the loss of a large customer would likely have an adverse effect on our business.

We have a limited number of retailer customers and the loss of one or more of our larger customers would adversely affect our business.

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

We have yet to generate sufficient revenues to cover our operating expenses. Accordingly, if we are unable to generate positive cash flow from operations or continue to raise funds, we may be required to either limit, curtail, cease or stop operations. In the event that we cease or stop operations, shareholders could lose their entire investment. In the event that we are required to raise additional funds our current shareholders’ holdings will be diluted by the terms of such funding(s).

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

Our Network is described in greater detail in “Our Services” in Item 4.B Business Overview below.

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

Principal Capital Expenditures And Divestitures Since October 1, 1997

We continue to develop, change and enhance our software and product offerings. Since October 1, 1999, the only capital divestiture has been the filing by our US operating subsidiary, PhotoChannel, Inc., under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001. The only capital expenditures have been for computer equipment, software and furniture and leaseholds, which occurred in the normal course of our operations. Our total capital expenditures were approximately $523,595 for the year ended September 30, 2005 compared with $536,241 in 2004, $264,123 in 2003, $1,882 in 2002 and $1,186,256 in 2001. We have financed these expenditures primarily by issuing debt and common shares. Further details applicable to our anticipated capital expenditures and funding sources are detailed in Liquidity and Capital Resources in Item 5.B.

Principal Capital Expenditures And Divestitures Currently in Process

As of March 15, 2006 there were no capital expenditures or divestitures in process outside of the normal course of business.

Public Takeover Offers Since October 1, 2000

There have been no public takeover offers by third parties in respect of our shares or by us in respect of other companies' shares since October 1, 2000.

B. Business Overview

Historically, we have been in the business of developing and marketing digital imaging software products for use by consumers and businesses. We were originally formed to develop and market a suite of “easy to use” multimedia presentation products for use by consumers wishing to present and display images captured on digital cameras and photo scanners. We marketed these products under the trade name Slides & Sound PlusTM. We discontinued development of these products during 1999 in order to focus on the development of our e-Processing and network strategy. During the fiscal year ending September 30, 2000, all of our revenue was generated from the sale of our multimedia presentation products. However, as of January 31, 2001, we no longer actively marketed or supported these products.

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

The Digital Photography Market

Digital camera and scanner manufacturers fabricate devices for digitizing pictures. Their products capture an image and output it as a digitized picture. Alternatively, conventional film images can be digitized through a scanning mechanism and either uploaded to the Internet for storage or transferred to a floppy disk or CD. Digitized pictures can then be printed on color inkjet or dye sublimination photo printers. Alternatively, they can be processed through an online service, which provides print photographs at a quality consistent with that offered by conventional film processors. Digital pictures may be stored on desktop or laptop computers, on floppy disks or picture CDs or as negatives at a website of an online digital photography service provider.

The primary target market for our Network services are print origination members such as communities, portals and retailers, and print fulfillment members such as photofinishing retailers. The use of digital cameras is increasing and we believe that the popularity of the digital camera will continue to grow as the cost of such cameras continue to decrease and the availability of photographic quality digitized print services increases. In their 2005 report, InfoTrends reported that over 55% of US households own a digital camera already, and that is expected to continue to grow to 81% by 2010. The worldwide install-base of digital cameras has risen quickly since their introduction in the mid 1990’s. There is no demographic which digital cameras are exclusive to, nor is there a prohibitive degree of technological sophistication required to operate these cameras. InfoTrends further predicted in 2004, that 26% of all Internet users would upload a photo in 2004, as compared to 19% in 2003.

On top of the vast number of digital cameras that have entered the market, wireless camera phones within the market have risen dramatically. InfoTrends’ 2005 report, reported that 57 million camera phones are presently in the North America marketplace (46% of all handsets) and that this market is expected to continue to grow reaching 144 million in 2009 (or 86% of all handsets).

Photofinishing retailers originally viewed digital camera penetration as threatening their future. According to PMA’s “Photo Industry 2004 Review and Forecast” film processing volume fell by an estimated 6% in 2003 to 686 million rolls in the United States and processing revenue fell by nearly 8%, to $5.4 billion. This trend continued through 2004 and 2005 with film sales volumes reported by Kodak and others off by over 6% again, compounded annually. As consumers shift their picture-taking activity from film to digital, one of the greatest challenges has been making them aware of the options for printing their digital pictures. The effect of digital imaging today and the future forecasting appears to indicate that digital will have an additive effect on the growth of picture taking.

We believe that consumers will not change their habits - they will continue to look to the photofinishing retailer as their destination for convenient, quality driven printing. Photofinishing retailers are making changes to ensure they remain at the center of photofinishing. As picture taking becomes digital, retailers want to ensure they retain the foot traffic in their stores and the relationship with their customers. The first step for them is ensuring they have equipment that can print digital images and can create digital images from film. The piece of equipment retailers are utilizing is known as the “digital minilab”. According to InfoTrends there were over 17,000 digital minilabs installed in the US in 2004 or over 50% of all minilabs. By 2008 InfoTrends has estimated that there will be over 25,000 digital minilabs installed representing over 76% of all minilabs.

According to the Photo Marketing Association, about 1.6 billion or 31 percent of the 5.1 billion printed digital photos were made through a photofinishing retailer in 2004, up from 0.5 billion in 2003. In 2005, this number is expected to reach 3.1 billion or 40 percent of total prints.

The rise of the digital minilab install base has been the defining factor in returning retailers to the forefront of printing pictures. Hewlett Packard (“HP”) reported that in 2003 there were 56 Billion digital photo exposures alone and further predicted this will grow to 144 Billion in 2005 and 312 Billion in 2008. On top of this 2008 metric, HP forecasts that of the digital photo exposures that get printed, 56 Billion or 43% will be printed by retailers. Translated into photofinishing revenue, it is predicted that digital photofinishing at retailers, from both drop off at retail and order on line, will be a $6.2 billion industry by 2008. InfoTrends research support these numbers. According to InfoTrends in 2000, 84% of all digital image printing was done at home with only 2% at retailers. In 2004, Infotrends reported that home printing had fallen to 66% with retailers now printing 19% of all digital images. By 2010, InfoTrends expects retailers to be printing 45% of all digital images.

Although more current trends are not yet available, we expect that the trends outlined above have continued and that these will continue into the future.

Products

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

In October 2002, we launched our Network with our first large retail chain, Black Photo Corporation (“Black’s”). Black’s is a wholly owned subsidiary of Fuji Film Canada. Black's owns and operates 143 photo retail stores across Canada under the Black's and Astral banners. As part of our Network, we developed a fully syndicated white branded site at www.blackphotocenter.com, which prints back to a large Canadian wholesaler and is then delivered back to a Black’s location of the customer’s choice for pickup, or is mailed or couriered back to the customer, at the customer’s option. In September 2004 Black’s began to connect their retail locations to allow for prints ordered through our Network to be directly printed in the retail location selected by their customer for pickup. At March 15, 2006, Black’s had connected all of their 143 retail locations enabling these locations to offer a one hour digital printing solution from online ordering.

During fiscal 2003, we increased our retail photofinishing base to include such companies as Wal-Mart Canada, and Giant Eagle, Inc. in the United States. During fiscal 2004, we continued to add new photofinishing retailers, including Konica Minolta Photo Imaging USA, and expanded our offering to provide online image printing and picture messaging services to wireless carriers, with the launch of our first wireless carrier, TELUS Mobility. During fiscal 2005, Wal-Mart Canada began to connect their retail locations to allow for prints order through our Network to be directly printed in the retail location selected by their customer for pickup. At March 15, 2006, Wal-Mart Canada had connected 252 of their 272 retail locations, Black Photo Corp. had connected all of their 143 retail locations, Costco Canada had connected 67 of their 68 retail locations, enabling all of these locations to offer a one hour digital printing solution from online ordering.

Summary of Gross Revenues

During each of the three years ended September 30, 2005, 100% of our revenues were generated from our Network. Revenues for each of the three years were, as follows:

	September 30,
	2005	2004	2003
Total Revenue	$2,116,503	$763,140	$255,573

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

Network

The market for our solutions and technologies are new, evolving and growing rapidly. Our business model of being an open, scalable and secure network provider for the photofinishing industry is currently unique. The most notable names in the online photofinishing business, names such as Kodak’s Ofoto and Shutterfly, are not our direct competitors. These companies have focused on a pure business to consumer model of online photofinishing. These players are competing with the established “mail order” players such as Mystic Color and District Photo (the world's largest mail order photofinishing operator). It's worth noting that mail order has declined as a market force over the last decade as the one-hour onsite operations of retailers have come to dominate the photofinishing landscape. Another notable is HP’s Snapfish. Prior to HP’s acquisition of Snapfish in 2005, Snapfish was focused on a pure business to consumer model, competing with Kodak’s Ofoto and Shutterfly. During 2005, Snapfish entered the distributed printing model (as used by us) when it signed Costco USA. Immediately thereafter it was purchased by HP for an undisclosed amount. Although Snapfish now competes with us under a distributed printing model for retailers they continue to operate their business to consumer (“mail order”) model, which is in essence a competitor to the retailers that they aspire to contract with. We believe that continuing to support the business to consumer model may send a mixed message to the retailer and this may be an advantage to us, as we compete with Snapfish for large US retailers.

The photofinishing retailers are our true customers. Organizations such as Kodak, Fuji, Pixology, Pixel Magic and Silverwire also compete with our service in varying manners, but all also work with retailers in terms of providing equipment to scan silver halide images to digital, print digital equipment and some provide online storage and web site hosting. We believe that we can co-exist in many retail environments with these other industry players without directly competing with them, as our services are independent of the type of digital imaging hardware the retailer prefers to use. We also believe that we can deliver the secure network component and lab broker system of delivering print orders from outside parties without having to compete on the equipment, hosting and storage business.

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

One of our strengths is that we offer a complete solution that creates a secure and open network, which is agnostic to the brand of hardware being utilized by the photofinishing retailer. This allows different retailers and web properties to do business together if they so desire. Up until now, the climate has been fairly one-dimensional with closed, non-integrated networks. Our business model allows us to create a multi-dimensional digital image network.

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

In April, 2004, we exercised our call options with the limited partners thereby acquiring all of the Limited Partnership units. Under the terms of the call option agreements we issued 16,100,000 common shares and 13,650,000 common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one additional common share of us at a price of $0.10 per share up to June 30, 2004. We recorded the redemption of the PhotoChannel LP at the fair value of the common shares and common share purchase warrants (See note 6(a)(iv) of our consolidated financial statements for the year ended September 30, 2005). For Canadian GAAP, we recorded the offsetting amount as an increase in our deficit and for US GAAP as goodwill.

D. Property, plant and equipment

Our executive offices are located at 425 - 506 Carrall Street, Vancouver, British Columbia, Canada, V6B 6E3. The premises comprise approximately 4,337 square feet in an office building. The premises are leased from an unaffiliated party for a period of forty-nine months expiring on July 31, 2007. The base monthly rent was approximately $3,995 for the period July 1, 2003 to May 31, 2004 and $6,506 for the period June 1, 2004 to July 31, 2007.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

In this section, we explain our consolidated financial condition and results of operations for each of the years ended September 30, 2005, 2004 and 2003. As readers read this section, they may find it helpful to refer to our consolidated financial statements at the end of this annual report and the information contained in the section entitled "Selected Financial Data" in Item 3 of Part I of this annual report.

Our consolidated financial statements were prepared in accordance with Canadian GAAP. See Note 17 to the September 30, 2005 consolidated financial statements for a discussion of material measurement differences between Canadian and US GAAP, as it relates to us.

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

Revenue recognition: During fiscal year 2005, we earned installation, membership, commission and archival revenue from the provision of the PhotoChannel Network to electronically connect photofinishing retailers to their customers, through the Internet. Revenue received in advance from installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photofinishing retailers for the connection to the PhotoChannel Network is earned and recognized monthly as the connection is provided. Revenue from commissions earned on transactions processed by the photofinishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer. Revenue from archival fees earned on digital images, stored on the PhotoChannel Network, is recognized as the service is provided to the end customer.

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

The Company has a stock option plan, which is described in note 6 to the financial statements. In November 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments”. Section 3870 sets out a fair value based method for the recognition, measurement and disclosure of certain stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the use of the fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the company is required to or has a practice of settling in cash are recorded as liabilities. This section applies to certain awards outstanding on the date of adoption, being October 1, 2004 for the Company, and relates to all awards granted on or after October 1, 2002. Previously, the company disclosed the pro forma effect of employee stock-based compensation expense in the notes to the financial statements.

As a result of adoption, the Company applied the recommendations with retroactive application and recorded an adjustment to opening deficit of $314,011 and recognized a compensation expense of $124,328 for stock options issued to employees for the year ended September 30, 2005.

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

A. Operating results

From October 2000 until December 2000 we focused on our subsidiary, PhotoChannel, Inc. Through funding our subsidiary, PhotoChannel, Inc., we were able to assemble a team and develop the infrastructure believed necessary to capture market share in the online, mail order, photofinishing industry.

In January 2001, it became apparent that this business was not sustainable. On March 19, 2001 a new management team took over our operations. The new management team quickly changed focus from being an online photo portal and worked on our restructuring. This restructuring included drastic cuts in staffing and consultants, travel and marketing and focused operations on the deployment of a retailer based network of digital photofinishing.

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

We installed our first retail member to the Network in May 2001. Our new technology, at this point, was completed and stable. Significant feature additions were added over the next few months and today our technology allows us to build completely customized retailer branded web sites within hours and connect them to our lab server environment in the retail store. The photo retailer now has full administrative control over their customer’s orders and accounts. Our lab server software now connects to any retailer using any one of six of the most popular digital printing and/or scanning devices on the market today. These include such established brands as the Fuji Frontier digital minilab(s), Noritsu digital minilab(s), Agfa D-lab digital minilab and the Konica digital minilab(s). Our technology is open and scalable, providing a vast market within which to sell our products and services.

During the remainder of 2001 and during 2002, we worked on automating all of our processes and procedures in order to reduce future costs. We built an online knowledge database, which significantly reduces the costs of service and support, along with automating sign-up and installation processes connecting retail stores to our Network.

During 2003 and 2004, we deployed our services to photofinishing retailers. With these deployments, increased volumes and changes in the industry, during 2005 we embarked on the architecture, development and deployment of a new Network platform, which we launched during 2005. Our new platform now allows us to deliver all orders received to the selected retailers’ or wholesalers’ digital minilabs within one hour of receipt, as well as enhancing our platform to permit easier, more cost effective launching of new retailer sites.

Today, although we have solved many of our past problems, we continue to be beset with the challenge of raising additional capital to rapidly deploy our solution and achieve profitability. We believe that we are well positioned to profit from the large, ever increasing, digital imaging market.

Year Ended September 30, 2005 and September 30, 2004

Revenue

Our strategy is to focus on being a digital imaging technology provider for a wide variety of businesses including: photofinishing retailers; professional and commercial photo processing labs; image content owners; and targeted portal services. Our digital Network is focused on delivering digital image orders from capture to fulfillment under the control of the originating photofinishing retailer. We charge our photofinishing retailers an upfront fee for the development of its website, a monthly fee for their connection to the Network and earn a transaction fee for every order placed through the Network. In addition, we charge the customers of the photofinishing retailers a storage fee for hosting their digital images.

Revenue for the year ended September 30, 2005 was $2,116,503 versus $763,140 for the year ended September 30, 2004. Revenue increased by 177.3% due to a 437.8% increase ($422,518) in membership fees, a 259.8% increase ($488,334) in installation fees and a 96.1% increase ($347,088) in transaction fees as an increased number of retailers and consumers began to adopt our services. The increase in membership fees during fiscal 2005 was directly related to the increase in installation fees, as we connected additional retail locations to our Network offering these locations the ability to offer one hour photofinishing. With this one hour solution we charge our retailers a monthly fee for direct connection to our Network, that is referred to as a membership fee. We defer revenue from installation fees earned for the set-up of a customer website and recognize it as income over the estimated term of the customer relationship period. At September 30, 2005, we had deferred revenue of $188,040 (2004 - $175,769).

During the year ended September 30, 2005, as per note 13 to the consolidated financial statements, we derived $1,629,840 or 77% of our revenues from our three largest customers. Each of whom contributed in excess of 10% of our total revenues for the period.

Operating Expenses and Net Loss

We recorded a loss for the year ended September 30, 2005 of $3,147,967 ($0.02 per share). This represents an increase of $95,482 or 3.1% as compared to the loss attributed to common shareholders of $3,052,485 ($0.02 per share) for the year ended September 30, 2004. The increase in loss during 2005 was primarily the result of increases in Network delivery, general and administrative and research and development costs during fiscal 2005. A comparison of operating results and non-operating events for the two years ended September 30th are set out in the table below.

Description	2005	2004
Loss from operations	($ 3,167,761)	($ 3,078,188)
Other items	19,794	25,703
Net loss for the year attributed to common shareholders	($ 3,147,967)	($ 3,052,485)

In fiscal 2005, expenses increased by $1,442,936 to $5,284,264 (2004 - $3,841,328) or 37.6% over 2004 expenses, primarily due to an increase in Network delivery, general and administrative and research and development costs of 173.8%, 26.9% and 25.6%, respectively.

In fiscal 2005, Network delivery costs increased $568,513 to $895,702 (2004 - $327,189), a 173.8% increase over the comparable period of 2004. This increase was primarily due to an increase in the number of lab server installations completed in fiscal 2005, as our customers continue to expand the number of their retail locations that can offer one hour online digital photofinishing. Transactions processed by our Network also increased, resulting in an increase in our usage of bandwidth (i.e. internet related costs), along with an increase in salaries related to customer service staff required. We expect these expenses to continue to increase, as the adoption of our service increases with consumers.

In fiscal 2005, general and administration expenses increased $382,429 to $1,803,848 (2004 - $1,421,419), a 26.9% increase over the comparable period of 2004. The largest contributor to this increase during fiscal 2004 was salaries and consulting, which increased by $346,810 primarily due to a one time charge for severance in the amount of $178,027 to our former Chief Executive Officer. Another large contributor was the adoption of the Canadian Institute of Chartered Accountants’ Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which resulted in a compensation expense of $124,328 for stock options issued to employees for the year ended September 30, 2005.

In fiscal 2005, sales and marketing expenses increased $31,991 to $673,997 (2004 - $642,006), a 5.0% increase over the previous fiscal year. This increase was as a result of an increase in salaries and consulting.

In fiscal 2005, research and development costs increased $327,620 to $1,606,858 (2004 -$1,279,238), a 25.6% increase over fiscal 2004. This increase is primarily due to the addition of staffing and consultants required to architect, build and deploy a new infrastructure platform, while continuing to meet the demands of new and existing customers on our old infrastructure platform. The new platform allows our customers the ability to offer one hour online digital photofinishing to their consumers and us the ability to more cost effectively and rapidly deploy new retailer sites.

In fiscal 2005, amortization expense increased $132,383 to $303,859 (2004 - $171,476), a 77.2% increase over fiscal 2004. This increase is primarily the result of the purchase of hardware and software in the amount of $523,595 related to our new infrastructure platform. The purchase of this new equipment provides us with future growth potential and the ability scale much more efficiently, based upon our anticipated growth.

Operating loss for fiscal 2005 increased by 2.9%, due to an increase in operating expenses of 37.6% and was partially offset by an increase in revenue of 177.3% for the period.

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

During the year ended September 30, 2004, as per note 13 to the consolidated financial statements, we derived $451,887 or 59% of our revenues from our four largest customers. Each of whom contributed in excess of 10% of our total revenues for the period.

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

In fiscal 2004, general and administration expenses decreased $200,149 to $1,421,419 (2003 - $1,621,568), a 12.3% decline over the comparable period of 2003. The largest contributor to this reduction during fiscal 2004 was salaries and consulting, which decreased by $276,852 due to senior management’s salaries being reduced in May 2004, in exchange for the ability to earn a future bonus. This decrease was partially offset by an increase in both office and miscellaneous and investor relations expenses.

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

In fiscal 2004, amortization expense decreased $109,302 to $171,476 (2003 - $280,778), a 38.9% decrease over fiscal 2003. This reduction is primarily the result of certain of our equipment being fully amortized, along with replacing old expensive equipment with new, less expensive and more cost effective, equipment. The purchase of this new equipment provides us with future growth potential and the ability scale much more efficiently, based upon our anticipated growth.

We recorded a gain on settlement of obligations of $nil during the year ended September 30, 2004, (2003 - $457,599). The gain on settlement in fiscal 2003 was the result of negotiating settlements with our creditors at less than the face value of the original obligations.

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

During the year ended September 30, 2003, as per note 13 to the consolidated financial statements, we derived $132,431 or 52% of our revenues from our four largest customers. Each of whom contributed in excess of 10% of our total revenues for the period

Operating Expenses and Net Loss

Losses incurred by the Limited Partnership in 2002 and 2003 are allocated first to the Limited Partnership units to the extent of their equity investment and thereafter to us. In 2002, we previously attributed all losses to our common shareholders. Accordingly, the loss for 2002 has been restated for comparative purposes to allocate losses to the Limited Partnership units to the extent of its equity. This restatement has had the effect of reducing the deficit attributable to our common shareholders at September 30, 2002 from $38,963,665 to $37,726,075, the net loss attributed to common shareholders from $1,851,661 to $614,071 and the basic and fully diluted net loss per share from $0.03 to $0.01.

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

In fiscal 2003, general and administration expenses decreased $1,569,968 to $1,621,568 (2002 - $3,191,536), a 49.2% decline over the comparable period of 2002. The largest contributors to this reduction during fiscal 2003 were as follows: salaries and consulting decreased by $1,097,854 due to both temporary and permanent layoffs; accounting and legal decreased by $231,071 due to a reduction of legal costs; and office and miscellaneous decreased by $299,284 primarily due to a reduction in travel.

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

B. Liquidity and Capital Resources

As at September 30, 2005, we had a working capital deficiency of $588,066 compared to working capital of $543,740 at September 30, 2004 and $388,277 at September 30, 2003. As a growth stage company, we continue to rely upon the sale of equity capital to maintain our operations and will continue to do so until we manage to reach a cash flow positive position.

For the year ended September 30, 2005, we raised a total of $2,111,559 of which $1,848,509 was from the issuance of our common shares and common share purchase warrants, $245,450 was on exercise of common share purchase warrants and options and $17,600 on the repayment of demand loans.

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

We currently generate monthly revenues of approximately $180,000, of which $160,000 relates to recurring revenues from the our Network and we have monthly recurring expenditures of approximately $320,000. We believe that cash on hand and recurring revenues will be sufficient to support our operating expenditures for a period of approximately three months, without any revenue growth. We anticipate accessing the equity markets for additional funding depending on actual sales and resulting cash flow during this period. Should our revenue not grow during the next 12 months we would be required to raise a minimum of $1,500,000 to sustain our current level of operations for this period.

We are implementing a plan to address these uncertainties and to enable the company to continue as a going concern through the end of fiscal year 2006 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expanding our customer base, and increasing revenues from operations.

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

During the fiscal year ended September 30, 2005, we expended $1,606,858 on research and development related to our Network. This included architecting, building and commencing deployment of a brand new infrastructure platform, along with maintaining and enhancing our old platform for new and existing customers.

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

The use of digital cameras is increasing and management believes that the popularity of the digital camera will continue to grow as the cost of such cameras continue to decrease and the availability of photographic quality digitized print services increases. In their 2005 report, InfoTrends reported that over 55% of US household own a digital camera already, and that is expected to continue to grow to 81% by 2010. The worldwide install-base of digital cameras has risen quickly since their introduction in the mid 1990’s. There is no demographic in which digital cameras are exclusive to, nor is there a prohibitive degree of technological sophistication required to operate these cameras. InfoTrends further predicted in 2004, that 26% of all Internet users uploaded a photo in 2004, up from 19% in 2003.

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

HP reported that in 2003 there were 56 Billion digital photo exposures alone and further predicted this will grow to 144 Billion in 2005 and 312 Billion in 2008. On top of this 2008 metric, HP forecasts that of the digital photo exposures that get printed, 56 Billion or 43% will be printed by retailers. Translated into photofinishing revenue, it is predicted that digital photofinishing at retailers, from both drop off at retail and order on line, will be a $6.2 billion industry by 2008.

We continue to see a significant organic increase in the usage from our existing customers’ connected to our Network.

E. Off-Balance Sheet Arrangements

Not Applicable

 F. Tabular Disclosure of Contractual Obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt	Nil	N/A	N/A	N/A	N/A
Capital (Finance) Lease	Nil	N/A	N/A	N/A	N/A
Operating Lease	$625,051	$398,796	$226,255	N/A	N/A
Purchase of Equipment	Nil	N/A	N/A	N/A	N/A
Other Long-Term Liabilities	Nil	N/A	N/A	N/A	N/A

Total	$625,051	$398,796	$226,255	N/A	N/A

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names, residences, ages, positions with us, principal occupations within the last five years and beneficial ownership of our securities of each of our directors and executive officers as at March 15, 2006 are as follows. All Directors serve until the next Annual General Meeting of our Shareholders.

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)
Peter Fitzgerald (1)(2) Herts, United Kingdom Director (July 31, 2001 - present)	57	March 3, 2005 - Present: President & CEO of the Company February 3, 2003 - Present: Chairman of the Company	14,530,200 Common Shares 1,250,000 Stock Options
Peter Scarth (1)(2) West Vancouver, BC, Canada Director (Oct 10, 2000 to present)	60	August 1, 2002 - October 4, 2004: President & CEO of the Company March 2001- February 3, 2004: Chairman of the Company; and March 2001 - June 10, 2002: Chief Executive Officer of the Company.	9,517,735 Common Shares 1,200,000 Stock Options
Cory Kent (1)(3) Vancouver, BC, Canada Director (March 10, 1999 - Present)	36	February 2003 to Present: Lawyer at Lang Michener LLP July 26, 2002 - March 13, 2003 Corporate Secretary of the Company; and 1996 to February 2003: Lawyer at Anfield Sujir Kennedy & Durno	65,000 Common Shares 900,000 Stock Options
Doug Rowan (2)(3) Kirkland, WA, USA Director (March 24, 2005 - present)	68	July 1997 to Present: President and CEO of Imaging Solutions Corporation.	Nil Common Shares 350,000 Stock Options
Thomas Nielsen (1)(3) Seattle, WA, USA Director (June 23, 2005 - present)	35	October 2004 - Present: Director of Engineering, Adobe Systems; and October 1999 - August 2004: Product Unit Manager, Microsoft Corporation.	Nil Common Shares 350,000 Stock Options
Robert Chisholm Vancouver, BC, Canada	44	Nov. 2001 - Present: Chief Financial Officer of the Company; and 1999 - 2001: COO & CFO SCS Solars Computing Systems Inc.	780,000 Common Shares 875,000 Stock Options
Kyle Hall Vancouver, BC, Canada	40

March 13, 2003 - October 4, 2004: Corporate Secretary of the Company;
June 5, 2002 to Present: Executive Vice President, Business Development of the Company;
March 9, 2001 - July 5, 2002: Director of the Company;
March 9, 2001 - June 5, 2002: President & C00 of the Company; and
September 15, 2000 - March 9, 2001: Vice-President, Sales & Business Development of the Company’s US subsidiary.

1,931,500 Common Shares 1,225,000 Stock Options

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)
Timothy J. Kerbs Palm Beach Gardens, FL, USA	34

March 9, 2001-Present: Executive Vice President, Network Services of the Company;
March 29, 2001 - July 5, 2002: Director of the Company; and
July 2000 - March 2001: Vice President Operations of the Company’s US subsidiary;

			575,500 Common Shares 1,094,264 Stock Options
Aaron Rallo Vancouver, BC, Canada	33
November 2004 - Present: Chief Technology Officer of the Company;
March 2003 to May 2004: Senior Program Manager of Digital Imaging Devices for Microsoft Corporation;
November 1999 to February 2003: Vice President of Product Development and Operations for Fuji Film E-systems.

			20,000 Common Shares 2,000,000 Stock Options
Patricia Spice Vancouver, BC, Canada	58	December 1995 - Present: Executive Assistant, PhotoChannel Networks Inc. December 1, 1995 to July 6, 2002 and October 4, 2004 to present: Corporate Secretary of the Company	97,447 Common Shares 417,500 Stock Options

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance Committee.

(4)
Information regarding shares beneficially owned or controlled is at the period ended March 15, 2006 and has been furnished by the respective individuals. As such, we assume no responsibility for its accuracy or completeness.

B. Compensation

During the fiscal year ended September 30, 2005, the aggregate amount of compensation paid by us and our subsidiaries to all directors and officers as a group for services in all capacities was $852,308. Of such amount, $nil was paid or accrued under a described bonus and profit sharing plans.

During the fiscal year ended September 30, 2005, neither us nor our subsidiaries set aside or accrued any amount to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by us or our subsidiaries. The term “plan” includes all plans, contracts, authorizations or arrangements, whether or not set forth in any formal document.

The following table sets out all compensation paid to our Chief Executive Officer and our four most highly compensated executive officers other than the Chief Executive Officer during the fiscal periods indicated.

		Annual Compensation			Long Term Compensation
Name and				Other Annual	Common Shares Under-
Principal	Fiscal	Salary	Bonus	Compensation	Lying Options Granted
Position	Year	($)	($)	($)	(Number)
Peter Fitzgerald President & CEO	2005	Nil	Nil	Nil	Nil
Peter Scarth (1) President & CEO	2005 2004 2003	Nil 116,666 142,670	Nil Nil Nil	Nil	Nil
Kyle Hall (2) EVP Business Development	2005 2004 2003	150,000 179,166 142,570	50,000 Nil Nil	Nil	Nil
Timothy Kerbs (3) EVP Operations	2005 2004 2003	153,702 173,298 150,027	46,478 Nil Nil	Nil	Nil
Robert Chisholm CFO	2005 2004 2003	150,000 179,166 135,833	50,000 Nil Nil	Nil	Nil
Aaron Rallo CTO	2005	127,898	Nil	Nil	Nil

(1)
On March 16, 2001, Peter Scarth, formerly one of our directors, assumed the role of Chairman of the Board of Directors and Chief Executive Officer. On June 5, 2002, Mr. Scarth assumed the role of President. On February 3, 2004, Mr. Scarth relinquished the role of Chairman, but remains a director. The new chairman of the Board of Directors is Peter Fitzgerald, who has been a director since July 31, 2001. On October 4, 2004, Mr. Scarth resigned as President and Chief Executive Officer and Bart Copeland assumed the role of President and Chief Executive Officer, as well becoming one of our directors. On March 2, 2005, Mr. Copeland resigned from our Board of Directors and was terminated as President and Chief Executive Officer. During the period of Mr. Copeland’s employment with us he earned $72,242, plus Mr. Copeland received a severance payment of $178,027. On March 2, 2005, Mr. Fitzgerald assumed the role of President and Chief Executive Officer.

(2)
On March 9, 2001, Kyle Hall, formerly VP Sales and Business Development for our US subsidiary, PhotoChannel, Inc., became our President and Chief Operating Officer, as well as a director. On June 5, 2002, Mr. Hall resigned as a director and as President and Chief Operating Officer and assumed the role of Executive Vice President of Business Development. On March 13, 2003, Mr. Hall assumed the role of Corporate Secretary, a position he held until October 4, 2004.

(3)
On March 29, 2001 Timothy J. Kerbs, formerly VP Operations for our US subsidiary, PhotoChannel, Inc., became our Executive Vice President of Network Services and a director. On June 5, 2002, Mr. Kerbs resigned as a director, but remains our Executive Vice President of Network Services.

C. Board Practices

Our articles provide that our Board of Directors shall consist of a minimum of three directors. Directors can be either elected annually by the shareholders at the annual meeting of the shareholders or, subject to our articles and applicable law, be appointed by the Board of Directors between annual meetings. Each director holds office until the close of the next annual meeting of shareholders or until he or she ceases to be a director by operation of law or until his or her resignation becomes effective. None of the directors have a service contract with us to provide for benefits upon termination of his or her directorship.

COMMITTEES OF THE BOARD

Our Board of Directors has formed three committees.

The Audit Committee consists of four directors. This committee is responsible for all relationships between our independent external auditor, including the approval of all work and related fees and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor. This Committee also oversees and establishes procedures concerning our systems of internal accounting and auditing controls. This committee consists of Peter Scarth (Chairman), Cory Kent, Peter Fitzgerald and Thomas Nielsen.

The Compensation Committee consists of three directors. This committee is responsible for recommending salary levels and granting of options for our executive officers. This committee consists of Peter Fitzgerald (Chairman), Peter Scarth and Doug Rowan.

The Corporate Governance Committee consists of three directors. This committee is responsible for corporate governance. This committee consists of Cory Kent (Chairman), Doug Rowan and Thomas Nielsen.

D. Employees

We currently have twenty (20) permanent full-time employees and seven (7) consultants we retain for regular engagements. None of our staff are unionized.

Executive Officers	5
Operations	7, includes 1 executive officer.
Finance/Administration	3, includes 2 executive officers.
Technology and Applications	12, includes 1 executive officer.
Sales, and Business Development	5, includes 1 executive officer.

E. Share Ownership

As of March 15, 2006, each of our current directors and executive officers reported to us the shares he or she owned. The directors and executive officers own a total of 27,517,382 common shares being the number of our common shares designated beside his or her name in Item 6. A.

As of March 15, 2006, options to purchase an aggregate of 14,741,771 common shares had been granted and were outstanding, as follows:

Number of Common Shares	Exercise Price Per Common Share	Expiration Date

3,925,000	$0.15	July 26, 2006
4,479,271	$0.15	May 27, 2007
300,000	$0.15	September 2, 2008
750,000	$0.17	September 18, 2008
1,587,500	$0.15	November 24, 2008
1,200,000	$0.15	August 29, 2010
2,500,000	$0.15	September 9, 2010

As of March 15, 2006, a total of 9,661,764 common shares were subject to options held by our directors and executive officers as a group, as listed in Item 6. A., as follows:

Number of Common Shares	Exercise Price Per Common Share	Expiration Date

3,675,000	$0.15	July 26, 2006
1,599,264	$0.15	May 27, 2007
1,187,500	$0.15	November 24, 2008
1,200,000	$0.15	August 29, 2010
2,000,000	$0.15	September 9, 2010

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of our directors and senior officers, as of March 15, 2006, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over 5% or more of our outstanding common shares, except as noted below. Our directors and officers, as a group, control us by reason of their positions with us and their ownership of common shares and common share options. As a group, they beneficially own, directly or indirectly, 27,517,382 common shares, representing about 12.4% of our presently issued and outstanding common shares. As a group, they beneficially own common share options to purchase an aggregate of 9,661,764 common shares.

Discovery Capital Corporation and its affiliated entities (collectively, "Discovery") is a significant shareholder and investor in us. Currently, Discovery owns 12,661,906 of our common shares or 5.7% of our outstanding common shares.

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

Peter Fitzgerald is our Chairman and is a significant shareholder and investor in us. Currently, Mr. Fitzgerald owns 14,530,200 of our common shares or 6.6% of our outstanding common shares. Mr. Fitzgerald also holds 1,250,000 common share options and if he were to exercise all of these options and assuming no other common shares of us are issued prior to such exercise, Mr. Fitzgerald could own 15,780,200 of our common shares, representing 7.2% of our then outstanding securities.

Peter Scarth is a director and is a significant shareholder and investor in us. Currently, Mr. Scarth owns 9,517,735 of our common shares or 4.3% of our outstanding common shares. Mr. Scarth also holds 1,200,000 common share options and if he were to exercise all of these options and assuming no other common shares of us are issued prior to such exercise, Mr. Scarth could own 10,717,735 of our common shares, representing 4.9% of our then outstanding securities.

As of February 28, 2006, our shareholders’ register listed approximately 254 registered shareholders holding an aggregate of 220,514,841 common shares. A total of 189 of these registered shareholders were shown to be residents of Canada, owning 182,392,693 shares representing 82.7% of our issued and outstanding common shares. A total of 49 of these registered shareholders were shown to be residents of the United States, owning 9,895,692 shares representing 4.5% of our issued and outstanding common shares.

B. Related Party Transactions

None of our directors or executive officers, or any associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect us, other than as disclosed herein.

For the fiscal year ended September 30, 2005, wages and consulting fees of $837,578 were paid to our directors and officers and consulting fees were paid to companies controlled by directors and officers of us of approximately $106,247. The fees were paid as part of the annual compensation as disclosed in Item 6. B.

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

Legal Proceedings.

As of March 15, 2006, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities. We are involved in claims litigation arising in the ordinary course of business. In the opinion of management, the outcome of such claims litigation, if decided adversely, could have an effect on the operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters will not materially affect our consolidated financial position.

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

		Sales Prices (CAN$)
		High	Low
Common Shares
Annual Data	2005	$0.19	$0.07
	2004	0.39	0.115
	2003	0.32	0.07
	2002	0.12	0.05
	2001	0.80	0.05

Quarterly data	2005
	December 31, 2005	$0.14	$0.095
	September 30, 2005	0.145	0.075
	June 30, 2005	0.115	0.07
	March 31, 2005	0.19	0.10
	2004
	December 31, 2004	$0.195	$0.14
	September 30, 2004	0.19	0.115
	June 30, 2004	0.285	0.125
	March 31, 2004	0.34	0.23
	December 31, 2003	0.39	0.24

Monthly Data	February 2006	$0.165	$0.115
	January 2006	0.13	0.10
	December 2005	0.12	0.095
	November 2005	0.12	0.095
	October 2005	0.14	0.095
	September 2005	0.14	0.075

Our common shares are also listed on the NASD Over the Counter Bulletin Board (“NASD OTC BB”) in the United States, however, we do not presently have an active market maker in the United States. The following table sets forth the high and low sales prices for the common shares on the NASD OTC BB for each full quarterly period within our two most recent fiscal years.

		Sales Prices (US$)
		High	Low
Common Shares
Annual Data	2005	$0.17	$0.05
	2004	0.28	0.08
	2003	0.25	0.01
	2002	0.095	0.01
	2001	0.49	0.01

Quarterly data	2005
	December 31, 3005	$0.127	$0.08
	September 30, 2005	0.125	0.06
	June 30, 2005	0.10	0.05
	March 31, 2005	0.17	0.08
	2004
	December 31, 2004	$0.19	0.12
	September 30, 2004	0.15	0.085
	June 30, 2004	0.23	0.08
	March 31, 2004	0.28	0.20
	December 31, 2003	0.28	0.18
Monthly Data	February 2006	$0.16	$0.0822
	January 2006	0.12	0.0724
	December 2005	0.10	0.08
	November 2005	0.10	0.08
	October 2005	0.127	0.082
	September 2005	0.125	0.06

Our common share register indicates that 49 persons holding approximately 4.5% of our outstanding common stock are persons with United States addresses. We have no information and express no opinion regarding the identities, addresses or holdings of the beneficial owners of these securities.

B. Plan of Distribution

Not Applicable.

C. Markets

See Item 9A(4) above.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Our charter documents consist of our Notice of Articles and our Articles. Neither our Notice of Articles nor our Articles contain our purpose or objectives. Our corporation number, as assigned by the British Columbia Ministry of Consumer and Commercial relations, is 509287.

In March 2004, the Company Act (British Columbia) (the "BCCA") was replaced by the Business Corporations Act (British Columbia) (the "BCA"). All companies incorporated under the BCCA were required complete a transition application and transition under the BCA by March 29, 2006. Our directors authorized us to file a transition application with the Registrar of Companies and to comply with the BCA. We filed a Notice of Articles in June 2005. The BCA also permits increased flexibility in the provisions of our Charter Documents governing documents. At our annual general meeting held on March 24, 2005, our shareholders adopted a new set of Articles (the “New Articles”) taking advantage of this increased flexibility. The following is a comparison of the terms of the New Articles to our old Articles (the “Old Articles”) and some important provisions of the BCA.

Pursuant the BCA we are permitted to have an unlimited number of shares as our authorized capital. The alteration of the capital of the Company required approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of a company.

In addition to the adoption of the New Articles, the shareholders also authorized an increase in our authorized to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

The amendments to the Articles principally reflect the provisions of the BCA which modernize British Columbia corporate legislation. The New Articles do not include a number of provisions in the Existing Articles that are now covered by the BCA to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the Articles and include the use ofnew terminology adopted under the BCA. For example, "members" have become "shareholders" and "register of members" has become "central securities register" under the BCA. Most of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that we cannot alter or amend or are largely housekeeping matters.

Set out below is a discussion of certain changes under the New Articles. These changes include substantive changes and changes that are simply a result of changes under the BCA.

Borrowing Powers

Under the Old Articles, we were entitled to borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of our property and assets (both present and future). Under the BCA, we are now also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles provide that we may guarantee the repayment of money by any other person or the performance of any obligation of any other person. Such guarantees should provide the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interests of the Company.

Share Certificates

Under the Old Articles, a shareholder is entitled to a share certificate representing the number of shares held. Under the BCA, a shareholder is now entitled to a share certificate representing the number of shares held or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles provide for this additional right. The addition of the ability to issue a written acknowledgement permits flexibility in corporate and securities transmissions.

Indemnity Provisions

Under the BCCA, we could only indemnify directors where we obtained prior court approval, except in certain limited circumstances. Under the BCA, we are now permitted (and, in some circumstances, are required) to indemnify a past or present director or officer without obtaining prior court approval for any legal proceeding relating to the activities of the individual as a director or officer. Under the BCA, we are prohibited from paying an indemnity if:

1. the party did not act honestly and in good faith with a view to the best interests of the Company;

2. the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

3. the proceeding is brought against the party by the Company or an associated corporation.
As a result, the New Articles we will indemnify directors, officers and other persons, subject to the limits imposed under the BCA.

Amendment of Articles and Notice of Articles re Share Capital

The New Articles provide that the general authority required to amend all provisions of the Articles and the Notice of Articles relating to the authorized share structure is a resolution of the directors. Prior the adoption of the New Articles, the Old Articles provided that such alterations would continue to require a special resolution of shareholders. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a special separate resolution is also required. Under the New Articles, a special separate resolution, will be required to pass such resolutions needing a majority of two-thirds rather than three-quarters of the votes cast.

Shareholders' Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders' meetings, the New Articles provide that shareholders' meetings may be held at such place as is determined by the directors.

Officers

Under the Old Articles, we were required to have at least a President and Secretary as officers, and separate individuals were required to hold those positions. In addition, the Chairman and President were required to be directors. However, under the BCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements leaving us free to continue or discontinue these practices.

Disclosure of Interest of Directors

Under the BCA, the provisions relating to the disclosure of interest by directors have been revised and updated. Under the Old Articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director shall declare in writing the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting. Similarly, under the BCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors must abstain from voting in such circumstances both under the Old Articles and under the BCA. As the directors are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions contained in the BCCA and refer to the provisions contained in the BCA.

Objects and Purposes

The New Articles, like the Old Articles, do not specify objects or purposes. Under both the BCA and the predecessor BCCA, a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors - Powers and Limitations

The New Articles and the Old Articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The number of directors is fixed, annually, by shareholders at the annual Shareholders meeting and all directors are elected at that time, there are no staggered directorships. Under both the New and Old Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting or actually elected at the preceding annual shareholders' meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

Under the BCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest. Directors' compensation is not a matter on which they must abstain. Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an un-discharged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under the New or the Old Articles or under the BCA.

Directors' borrowing powers are not generally restricted where the borrowing is in the Company’s best interests, but the directors may not authorize the Company to provide financial assistance for any reason if the Company is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of the Company in order to qualify as directors.

Changes to Rights of Common Shareholders

Under the Old Articles, changes to the Articles require a shareholders' "special resolution" being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of our assets, re-domiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and the Company elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCA and not by the Articles.

Shareholders Meetings

Shareholders meetings are governed by the Articles, but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA. The New and Old Articles provide that we will hold an annual shareholders' meeting, will provide at least 21 days' notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that we make a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders, The form and content of information circulars and proxies and like matters are governed by the Securities Act. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. We must an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and we must present audited statements which are no more than 180 days old at such meeting.

Shares Fully Paid

All shares issued must, by applicable law, be issued as fully paid for cash, property or services. They are, therefore, non-assessable and not subject to further calls for payment.

Redemption

We have no redeemable securities authorized or issued. We have no sinking fund or like security redemption fund.

Pre-emptive Rights

There are no pre-emptive rights applicable to our shares which provide a right to any person to participate in offerings of our equity or other securities.

Rights to Profits and Liquidation Rights

All of our common shares participate rateably in any net profit or loss and share rateably any available assets in the event of a winding up or other liquidation. The preferred shares are entitled to a preference over the common shares and participate rateably with respect to other preferred shares in any net profit or loss, and in the available assets in the event of a winding up or liquidation.

No Limitation on Foreign Ownership

There are no limitations our Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also "Exchange Controls".)

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if we are, or would thereby become, insolvent.

Voting Rights

Each common share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. There are no cumulative voting rights applicable to our shares. The preferred shares are not entitled to vote except with respect to matters relating to the rights and restrictions attached to the preferred shares.

Change in Control

We have not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in our material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

Neither our New nor our Old Articles require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders. There are no requirements under British Columbia corporate law to report ownership of our shares but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

Securities Act (British Columbia)

This statute applies to us and governs matters typically pertaining to public securities such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters. All our shareholders regardless of residence have equal rights under this legislation.

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

19.	The new articles of the company as filed under the Business Corporations Act (British Columbia) (the "BCA") on June 24, 2005.
_____________________
* Previously filed.

D. Exchange Controls

We incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by our charter on the right of a non-resident to hold or vote our shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Great our common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. We do not believe the Investment Act will have any affect on us or on our non-Canadian shareholders due to a number of factors including the nature of our operations and our relatively small size.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was over $5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets. An investment in our common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds $265 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-thirds or more of the common shares would be presumed to be an acquisition of control unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including

(a)	an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)	an acquisition of control in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)
an acquisition of control by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

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

The following information is general and security holders are advised to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state, or local taxes.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults with respect to dividends, arrearages or delinquencies since September 30, 2005.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of our security holders or use of proceeds since September 30, 2005.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of September 30, 2005 being the date of our most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of our chief executive officer, Mr. Peter David Fitzgerald and our chief financial officer, Mr. John Robert Chisholm. Based upon that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in our reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified within the time periods specified in the rules and forms of the Securiteis and Exchange Commission.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed our reports filed under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.

During our most recently completed fiscal year ended September 30, 2005, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of the audit committee are Peter Scarth, Peter Fitzgerald, Cory Kent and Thomas Nielsen. Two members of the audit committee are independent (being Cory Kent and Thomas Nielsen) and all audit committee members are financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

Peter Fitzgerald obtained his M.S.C. from the Massachusetts Institute of Technology, MASS., USA in 1989; a PMD from the Harvard Business School in 1983; and an FCCA from the Chartered Association of Certified Accountants in 1973. In his previous employment, Mr. Fitzgerald was CEO of Gretag Imaging and prior to this CEO of Qualex, the Eastman Kodak proto-processing subsidiary.

Peter Scarth obtained his Professional Engineering designation, in Chemical Engineering in 1969 from Queens University. Mr Scarth is a retired businessman, but in his previous employment he was President & CEO of the Company from March 2001 to October 2004 and was Vice President and Business Manager, Consumer Imaging and Vice President of the Motion Picture division within Kodak Canada.

Thomas Neilsen obtained his Bachelor of Computer Science in 1990 from the Tietgenskolen, EDB-skolen, Denmark. Mr. Neilsen is currently the Director of Engineering for Adobe Systems Incorporated Creative Professional Business Unit. Prior to Adobe, Mr. Neilsen led the Windows Printing and Imaging and Windows Digital Document teams at Microsoft.

Cory Kent obtained a LLB from the University of British Columbia in 1995 has practiced securities law for the past 10 years, principally in the areas of corporate finance, mergers, acquisitions, and ongoing corporate compliance.

All of the above have had extensive experience reviewing financial statements.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. Audit Fees

The aggregate fees billed by our auditors were CDN $67,500 and CDN$65,000 for the fiscal years ended 2005 and 2004, respectively.

B.  Audit-Related Fees

The aggregate fees billed by our auditors for audit-related fees were CDN$5,000 and CDN$17,220 for the fiscal years ended 2005 and 2004, respectively.

C. Tax Fees

The aggregate fees billed by our auditors for tax fees were CDN$5,000 and $nil for the fiscal years ended 2005 and 2004, respectively.

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

10.	The Option Agreement with Discovery Capital 2001 Technology Limited Partnership, dated June 4, 2002.*
11.	The Option Agreement with TELUS Corporation, dated June 4, 2002.*
12.	The Option Agreement with Ex Fund Technologies Corp., dated June 4, 2002.*
13.	The Option Agreement with Peter Scarth, dated June 4, 2002.*
14.	The License and Services Agreement with Black Photo Corporation, dated September 13, 2002.*
15.	The License and Services Agreement with Giant Eagle, Inc., dated December 12, 2002.*
16.	The Letter Agreement with Photolab.ca, a division of Loblaw Group of Companies, dated February 6, 2003.*
17.	The Services Agreement with Wal-Mart Canada Corp., dated April 11, 2003.*
18.	The rental agreement for our executive offices located at Suite 506, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on May 16, 2003.*
19.	The new articles of the company as fuled under the Business Corporations Act (British Columbia) (the "BCA") on June 24, 2005.
_____________________
* Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.
(Registrant)
Date: March 15, 2006	By:	“Peter David Fitzgerald”
Peter David Fitzgerald
Chairman

PhotoChannel Networks Inc.

Consolidated Financial Statements
September 30, 2005, 2004 and 2003
(expressed in Canadian dollars)

Auditors’ Report

To the Shareholders of
PhotoChannel Networks Inc.

We have audited the consolidated balance sheets of PhotoChannel Networks Inc. as at September 30, 2005 and 2004 and the consolidated statements of shareholders’ equity (deficiency), loss and deficit and cash flows for each of the years in the three-year period ended September 30, 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2005 in accordance with generally accepted accounting principles in Canada.

Chartered Accountants

Vancouver, B.C., Canada
November 18, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated November 18, 2005 is expressed in accordance with reporting standards in Canada, which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
March 24, 2006

PhotoChannel Networks Inc.
Consolidated Balance Sheets
As at September 30, 2005

(expressed in Canadian dollars)

	2005 $	2004 $
Assets

Current assets
Cash and cash equivalents	187,318	955,965
Accounts receivable (note 3)	417,766	321,149
Prepaid expenses	133,093	18,239

	738,177	1,295,353

Property, plant and equipment (note 4)	870,075	650,339

	1,608,252	1,945,692

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 5)	1,138,203	575,844
Deferred revenue	188,040	175,769

	1,326,243	751,613

Shareholders’ Equity

Capital stock (note 6)	43,625,343	41,702,604

Contributed surplus	9,303,378	7,060,029

Loans receivable (note 6)	-	(17,600)

Warrants (note 6)	698,873	2,188,653

Deficit	(53,345,585)	(49,739,607)

	282,009	1,194,079

	1,608,252	1,945,692

Nature of operations and going concern (note 1)

Commitments and contingencies (note 15)

Subsequent event (note 16)

Approved by the Board of Directors
"Peter Fitzgerald"	Director	"Cory Kent"	Director

The accompanying notes are an integral part of these consolidated financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Shareholders’ Equity (Deficiency)
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

	Capital stock		Other capital accounts
	Number of shares	Amount $	Contributed surplus $	Loans receivable $	Number of warrants	Amount $	Number of Limited Partnership units	Amount $	Deficit $	Total shareholders’ equity (deficiency) $

Balance - September 30, 2002	77,894,968	26,390,849	6,189,605	(227,470)	37,457,382	3,214,845	1,250	12,410	(37,726,075)	(2,145,836)
Issuance of options in exchange for services provided	-	-	97,181	-	-	-	-	-	-	97,181
Issuance of warrants in exchange for services provided	-	-	-	-	4,100,000	198,000	-	-	-	198,000
Expiry of warrants	-	-	690,129	-	(15,883,281)	(690,129)	-	-	-	-
Private placement of 5,669,470 units	5,669,470	406,414	-	-	5,669,470	160,533	-	-	-	566,947
Private placement of 25,200,000 units	25,200,000	2,425,414	-	-	500,000	34,364	-	-	-	2,459,778
Shares issued on exercise of warrants	18,549,100	2,604,001	-	-	(18,549,100)	(749,091)	-	-	-	1,854,910
Issuance of Limited Partnership units	-	-	-	-	-	-	360	360,000	-	360,000
Employee loan	-	-	-	105,264	-	-	-	-	-	105,264
Loss for the year	-	-	-	-	-	-	-	-	(2,822,394)	(2,822,394)
Loss for the year attributable to the Limited Partnership	-	-	-	-	-	-	-	(372,410)	372,410	-

Balance - September 30, 2003	127,313,538	31,826,678	6,976,915	(122,206)	13,294,471	2,168,522	1,610	-	(40,176,059)	673,850
Issuance of shares for cash from exercised options	1,080,333	162,050	-	-	-	-	-	-	-	162,050
Private placement of 9,600,000 units	9,600,000	794,575	-	-	9,600,000	279,176	-	-	-	1,073,751
Shares and warrants issued on redemption of Limited Partnership units	16,100,000	4,242,000	-	-	13,650,000	2,269,063	(1,610)	-	(6,511,063)	-
Shares issued on exercise of warrants relating to Limited Partnership	13,150,000	3,500,949	-	-	(13,150,000)	(2,185,949)	-	-	-	1,315,000
Expiry of Limited Partnership warrants	-	-	83,114	-	(500,000)	(83,114)	-	-	-	-
Shares issued on exercise of warrants	9,103,470	1,176,352	-	-	(9,103,470)	(259,045)	-	-	-	917,307
Employee loan	-	-	-	104,606	-	-	-	-		104,606
Loss for the year	-	-	-	-	-	-	-	-	(3,052,485)	(3,052,485)

Balance - September 30, 2004	176,347,341	41,702,604	7,060,029	(17,600)	13,791,001	2,188,653	-	-	(49,739,607)	1,194,079
Issuance of shares for cash from exercised options	385,000	57,750	-	-	-	-	-	-	-	57,750
Modification of existing warrants (note 6)	-	-	-	-	-	144,000	-	-	(144,000)	-
Stock-based compensation adjustment (note 2)	-	-	314,011	-	-	-	-	-	(314,011)	-
Compensation expense for options vested	-	-	124,338	-	-	-	-	-	-	124,338
Private placement of 24,973,500 units	24,937,500	1,589,718	-	-	12,468,750	258,791	-	-	-	1,848,509
Expiry of warrants	-	-	1,805,000	-	(2,100,001)	(1,805,000)	-	-	-	-
Shares issued on exercise of warrants	1,845,000	275,271	-	-	(1,845,000)	(87,571)	-	-	-	187,700
Employee loan	-	-	-	17,600	-	-	-	-	-	17,600
Loss for the year	-	-	-	-	-	-	-	-	(3,147,967)	(3,147,967)

Balance - September 30, 2005	203,514,841	43,625,343	9,303,378	-	22,314,750	698,873	-	-	(53,345,585)	282,009

The accompanying notes are an integral part of these consolidated financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Deficit
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

	2005 $	2004 $	2003 $

Revenue (note 9)	2,116,503	763,140	255,573

Expenses
General and administration (note 10)	1,803,848	1,421,419	1,621,568
Research and development (note 10)	1,606,858	1,279,238	789,189
Network delivery (note 10)	895,702	327,189	111,691
Sales and marketing (note 10)	673,997	642,006	734,792
Amortization	303,859	171,476	280,778

	5,284,264	3,841,328	3,538,018

	(3,167,761)	(3,078,188)	(3,282,445)

Interest and other income	7,088	6,775	263

Foreign exchange gain	12,706	18,928	2,189

Gain on settlement of obligations (note 10)	-	-	457,599

Net loss for the year	(3,147,967)	(3,052,485)	(2,822,394)

Loss attributed to Limited Partnership	-	-	372,410

Net loss for the year attributed to common shareholders	(3,147,967)	(3,052,485)	(2,449,984)

Deficit - Beginning of year	(49,739,607)	(40,176,059)	(37,726,075)

Redemption of Limited Partnership units	-	(6,511,063)	-

Modification of existing warrants (note 6)	(144,000)	-	-

Stock-based compensation adjustment (note 2)	(314,011)	-	-

Deficit - End of year	(53,345,585)	(49,739,607)	(40,176,059)

Basic and fully diluted net loss per share	(0.02)	(0.02)	(0.03)

Weighted average number of common shares	178,682,855	148,741,599	89,448,942

The accompanying notes are an integral part of these consolidated financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Cash Flows
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

	2005 $	2004 $	2003 $

Cash flows from operating activities
Net loss for the year attributed to common shareholders	(3,147,967)	(3,052,485)	(2,449,984)
Items not affecting cash
Amortization	303,859	171,476	280,778
Stock-based compensation expense	124,338	-	-
Loss attributed to Limited Partnership	-	-	(372,410)
Loss on sale of property, plant and equipment	-	-	44,209
Issuance of options and warrants for goods and services received	-	-	295,181

	(2,719,770)	(2,881,009)	(2,202,226)
Net change in non-cash working capital items (note 8)	363,159	(648,908)	(1,641,288)

	(2,356,611)	(3,529,917)	(3,843,514)

Cash flows from investing activities
Purchase of property, plant and equipment	(523,595)	(536,241)	(264,123)
Sale of short-term deposits	-	-	15,000
Proceeds from sale of property, plant and equipment	-	-	109,562

	(523,595)	(536,241)	(139,561)

Cash flows from financing activities
Issuance of common shares and warrants - net proceeds	1,848,509	1,073,750	3,026,725
Decrease (increase) in cash held in trust	-	345,000	(345,000)
Issuance of common shares on exercise of warrants and options	245,450	2,394,357	1,854,910
Repayment of loans receivable	17,600	104,606	105,264
Issuance of Limited Partnership units	-	-	360,000

	2,111,559	3,917,713	5,001,899

(Decrease) increase in cash and cash equivalents	(768,647)	(148,445)	1,018,824

Cash and cash equivalents - Beginning of year	955,965	1,104,410	85,586

Cash and cash equivalents - End of year	187,318	955,965	1,104,410

Supplementary information
Interest paid	3,811	51,657	113,719
Interest received	4,558	6,520	263
Taxes paid	-	-	-

Non-cash activities consist of:
Redemption of Limited Partnership units	-	6,511,023	-
Expiry of warrants	1,805,000	55,413	690,129
Issuance of common shares on exercise of warrants	87,571	1,716,416	749,091

The accompanying notes are an integral part of these consolidated financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

1	Nature of operations and going concern

PhotoChannel Networks Inc. (the company), through the PhotoChannel Network, electronically connects the photo-finishing retailer and its customers through the Internet and provides digital image delivery, hosting, storage and financial reporting for the photo-finishing retailer.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. At September 30, 2005, the company has an accumulated deficit of $53,345,585 (2004 - $49,739,607; 2003 - $40,176,059). During the year ended September 30, 2005, the company used cash of approximately $2,357,000 (2004 - $3,530,000; 2003 - $3,844,000) to fund operations while obtaining approximately $2,112,000 (2004 - $3,918,000; 2003 - $5,002,000) from financing activities. The company has capital requirements in excess of its currently available resources and is dependent upon the proceeds of future financings to further finance the development and implementation of its business objectives. The company’s ability to continue its operations is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs in an industry characterized by rapid technological change. There is no assurance that the company will be successful in achieving any or all of these objectives in the foreseeable future.

Management is implementing a plan to address these uncertainties and to enable the company to continue as a going concern through the end of fiscal year 2006 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expanding the company’s customer base, and increasing revenues from operations. However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained. The accompanying financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

2	Significant accounting policies

Basis of consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada, and include the accounts of the company and each of its wholly owned or controlled subsidiaries, PhotoChannel Capital Inc. and PhotoChannel Management Inc.

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
For the years ended September 30, 2005, 2004 and 2003

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
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Share issue costs

Direct costs associated with an issue of capital stock or special warrants are deducted from the related proceeds at the time of the issue.

Stock-based compensation plan

The company has a stock option plan, which is described in note 6. In November 2001, the Canadian Institute of Chartered Accountants issued Handbook (CICA HB) Section 3870, “Stock-Based Compensation and other Stock-Based Payments”. Section 3870 sets out a fair value based method for the recognition, measurement and disclosure of certain stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the use of the fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the company is required to or has a practice of settling in cash are recorded as liabilities. This section applies to certain awards outstanding on the date of adoption, being October 1, 2004 for the company, and relates to all awards granted on or after October 1, 2002. As a result, the company applied the recommendations with retroactive application and recorded an adjustment to opening deficit of $314,011. Previously, the company disclosed the pro forma effect of employee stock-based compensation expense in the notes to the financial statements.

When stock options are granted to non-employees, compensation expense is recognized, based on the fair value of the stock options granted. The expense is recorded based on the fair value at the earliest of the date at which the counterparty’s performance is complete, a commitment for performance by the counterparty to earn the stock options is reached, or the stock options are granted, if they are fully vested and non-forfeitable at that date.

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

Net loss per share

Basic net loss per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted net earnings (loss) per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

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

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

3	Accounts receivable

	2005 $	2004 $

Trade receivables	394,095	279,009
GST receivable	23,671	42,140

	417,766	321,149

4	Property, plant and equipment

			2005
	Cost $	Accumulated amortization $	Net $

Computer equipment	3,499,995	2,639,305	860,690
Software	250,825	250,825	-
Furniture and office equipment	153,442	152,571	871
Leasehold improvements	71,205	62,691	8,514

	3,975,467	3,105,392	870,075

			2004
	Cost $	Accumulated amortization $	Net $

Computer equipment	3,029,375	2,388,458	640,917
Software	213,649	213,576	73
Furniture and office equipment	152,662	152,451	211
Leasehold improvements	68,206	59,068	9,138

	3,463,892	2,813,553	650,339

Amortization of property, plant and equipment for the year ended September 30, 2005 was $303,859 (2004 - $171,476; 2003 - $280,778).

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

5	Accounts payable and accrued liabilities

	2005 $	2004 $

Trade payables	578,049	309,738
Trade accruals	141,145	60,000
Accrued payroll taxes	158,717	158,668
Due to employees and consultants	135,292	47,438
Severance payable	125,000	-

	1,138,203	575,844

6	Capital stock, stock options, special warrants, warrants and loans receivable

a)	Capital stock

Common shares

Authorized
Unlimited (2004 - 500,000,000; 2003 - 500,000,000) common shares without par value

Issued
203,514,841 (2004 - 176,347,341; 2003 - 127,313,538) common shares without par value

Preferred shares

Authorized
Unlimited (2004 - 10,000,000; 2003 - 10,000,000) preferred shares without par value

Details of the material common stock, stock option and warrant transactions are as follows:

i)
At the company’s annual general meeting held on March 24, 2005, the company’s shareholders approved an increase in the authorized share structure to an unlimited number of common shares and an unlimited number of preferred shares.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

ii)
Pursuant to a non-brokered private placement during the year ended September 30, 2005, the company issued 24,937,500 units for net proceeds of $1,848,509. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share of the company at a price of $0.12 per share for a period of one year from the date of closing. The net proceeds of $1,848,509 were allocated: $1,589,718 to common shares issued and $258,791 to the common share purchase warrants. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 80%; risk-free interest rate of 3.03%; and expected life of one year. The common share purchase warrants expire on September 20, 2006. During the year ended September 30, 2005, none of the common share purchase warrants were exercised.

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

iv)
During the year ended September 30, 2005, the expiry date of common share purchase warrants issued as part of the private placement during the year ended September 30, 2004 was extended by one year to July 7, 2006. This amendment resulted in an additional allocation to the common share purchase warrant in the amount of $144,000, charged directly to the current year’s deficit as a distribution. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 80%; risk-free interest rate of 3.03%; and expected life of one year. As at September 30, 2005, these common share purchase warrants remained outstanding.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

v)
Pursuant to a call option agreement with the limited partners of the PhotoChannel LP, the company exercised its right to acquire all of the Limited Partnership units from the limited partners during the year ended September 30, 2004 (note 7). Under the terms of the call option agreements, the company issued 16,100,000 of its common shares and 13,650,000 common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one additional common share of the company at a price of $0.10 up to June 30, 2004. The 16,100,000 common shares issued to acquire the Limited Partnership units were attributed a value of $4,242,000, which was determined by taking the value of the common shares as quoted on the TSX Venture Exchange on the date of issuance. The 13,650,000 common share purchase warrants were attributed a value of $2,269,063, which was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; expected life of 2.5 months. During the year ended September 30, 2004, 13,150,000 common share purchase warrants were exercised for proceeds of $1,315,000 and the remaining 500,000 common share purchase warrants expired unexercised.

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

vii)
Pursuant to a non-brokered private placement during the year ended September 30, 2003, the company issued 25,200,000 common shares at $0.10 per share. Net proceeds of $2,425,414 (net of cash issuance costs of $60,222 and share purchase warrants with a value of $34,364 (note 6(c)(i))) were recorded as common shares. The company received $345,000 that had been held in trust at September 30, 2003 related to this private placement. During the year ended September 30, 2005, 80,000 common share purchase warrants were exercised for proceeds of $11,200 (2004 - 174,000 for proceeds of $24,360).

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

b)	Stock options

The company initially adopted a stock option plan (the Plan) in 1997. At the company’s annual general meeting held on March 10, 2004, the number of common shares reserved under the Plan was increased by 4,400,000 common shares. As at September 30, 2005, the company has reserved 18,000,000 common shares (2004 - 18,000,000; 2003 - 13,600,000) under the Plan. The options, which expire five years after the date granted, are subject to various vesting requirements. Under the original terms of the Plan, the majority of options vest one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. However, at an extraordinary general meeting of the company’s shareholders held on December 7, 2001, the Plan was amended to include a change in the vesting period, permitting vesting of one-eighteenth of the options granted each month, with the first eighteenth vesting on the date of grant.

The following table summarizes activity under the company’s stock option plan as of September 30, 2003, 2004 and 2005:

Stock options	Number of options	Weighted average exercise price of outstanding options $	Weighted average exercise price of exercisable options $

Outstanding - September 30, 2002 (7,023,490 shares exercisable)	13,339,320	0.15	0.19
Granted	1,050,000	0.16
Expired	(175,000)	0.31
Forfeited	(1,149,320)	0.15

Outstanding - September 30, 2003 (11,692,818 shares exercisable)	13,065,000	0.16	0.17
Granted	3,775,000	0.31
Expired	(1,080,333)	0.15

Outstanding - September 30, 2004 (12,893,001 shares exercisable)	15,759,667	0.20	0.18
Granted	4,700,000	0.15
Expired	(930,396)	0.38
Forfeited	(1,587,500)	0.32
Cancelled	(2,200,000)	0.19
Exercised	(385,000)	0.15

Outstanding - September 30, 2005 (12,373,438 shares exercisable)	15,356,771	0.16	0.17

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at September 30, 2005:

	Options outstanding			Options exercisable
Exercise price $	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
0.15	13,319,271	2.4	0.15	10,335,938	0.15
0.17	750,000	3.0	0.17	750,000	0.17
0.31	1,287,500	3.2	0.32	1,287,500	0.31
0.15 - 0.31	15,356,771	2.5	0.16	12,373,438	0.17

During the year ended September 30, 2005, the company recognized a compensation expense of $124,338 for stock options issued to employees (2004 - $314,011; 2003 - $nil).

During the years ended September 30, 2005 and 2004, no stock options were provided to consultants for services rendered. During the year ended September 30, 2003, the company expensed $97,181 in stock-based compensation related to services provided by consultants, who were granted 750,000 stock options.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. Stock-based compensation expense arising from grants of options to employees and non-employees was estimated using the Black-Scholes option pricing model assuming no dividend yield and the following weighted average assumptions for options granted:

	2005	2004	2003

Expected volatility	63%	100%	100%
Risk-free interest rate	3.25%	4%	4%
Expected life (in years)	5	5	5

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

c)	Warrants

i)
During the year ended September 30, 2003, the company retained First Associates Investments Inc. (First Associates) to assist in raising funds for the company. On September 16, 2003 and pursuant to the private placement of 25,200,000 common shares of the company, the TSX Venture Exchange approved the issuance of 500,000 common share purchase warrants, with immediate vesting, for services provided. The common share purchase warrants are exercisable on or before October 7, 2005, at a price of $0.14. The common share purchase warrants were assigned a value of $34,364, which has been included as a share issue cost and recorded in equity. The value was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of 1.25 years. During the year ended September 30, 2005, 80,000 common share purchase warrants were exercised for proceeds of $11,200 (2004 - 174,000 for proceeds of $24,360).

ii)
During the year ended September 30, 2002, the company retained TELUS Communications Inc. (TELUS) to provide consulting services to the company, under an agreement dated June 4, 2002. As consideration, the company had agreed to issue TELUS up to 2,100,000 common share purchase warrants, which were provided as earned during and under the terms of the agreement on February 27, 2003 in lieu of fees of $105,000 for services provided to January 4, 2003. The common share purchase warrants were issued with immediate vesting and are exercisable on or before February 27, 2005 at a price of $0.10. These common share purchase warrants were assigned the value of $105,000, which has been included as a general and administrative expense and recorded in equity. During the year ended September 30, 2005, all of these common share purchase warrants expired unexercised.

iii)
During the year ended September 30, 2002, the company retained NBJ Enterprises Ltd., dba Skana Photo-Lab Products (Skana), to act as a distributor for the company’s products in Canada, under an agreement dated February 1, 2002. Amongst other consideration, the company had agreed to issue Skana up to 2,000,000 common share purchase warrants, which were to be provided as earned during and under the terms of the agreement. The common share purchase warrants were issued on January 22, 2003 and are exercisable on or before January 22, 2005, at a price of $0.10. The common share purchase warrants were assigned a value of $93,000, which has been included as a sales and marketing expense and recorded in equity. During the year ended September 30, 2005, the remaining 1,765,000 common share purchase warrants were exercised for proceeds of $176,500 (2004 - 235,000 for proceeds of $23,500).

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

iv)
During the year ended September 30, 2002, the company retained Discovery Capital Corporation (Discovery) to provide financial advisory services to the company, under an agreement dated February 19, 2002. As consideration, the company issued 4,325,000 common share purchase warrants to Discovery on July 26, 2002, which were exercisable on or before July 26, 2004 at a price of $0.10.

v)
Also during fiscal 2002, the company issued Discovery a finder’s fee of 700,000 common share purchase warrants (Finder’s Warrants), on the private placement of units of the PhotoChannel LP exercisable on or before July 26, 2004, at a price of $0.10. The common share purchase warrants were assigned a value of $125,625, which has been included as an expense and recorded in equity. During the year ended September 30, 2004, the company issued 3,025,000 common shares of the company for proceeds of $302,500 upon exercise of the remaining common share purchase warrants (2003 - 2,000,000 for proceeds of $200,000).

vi)
On May 11, 2000, the company granted a common share purchase warrant, exercisable for a period of five years, to purchase up to 1,000,000 common shares of the company at a price of US$1.75 per share. The common share purchase warrant was assigned a value of $1,700,000, which was recorded in equity. During the year ended September 30, 2005, this share purchase warrant expired unexercised.

d)	Loans receivable

During the year ended September 30, 2002, the company made loans totalling $227,470 to employees, which were secured by common shares of the company. As at September 30, 2005, loans totalling $nil (2004 - $17,600) were outstanding and have been recorded as a charge to shareholders’ equity. The loans are non-interest bearing and are repayable on demand.

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

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

A condition of the PhotoChannel LP agreement was that each limited partner enters into an agreement with the company, pursuant to which the company had a call option to acquire all, but not less than all, of the Limited Partnership units from the limited partners, at any time on or before June 30, 2004. Under the call option, each of the Limited Partnership units sold in June and December 2002 would be exchanged for 10,000 units of the company, with each unit comprising one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share of the company, at a price of $0.10 per share, at any time on or before the earlier of two years from the date of issue of the Limited Partnership units and June 30, 2004. Each Limited Partnership unit sold in September 2003 could be exchanged for 10,000 common shares of the company.

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

In April 2004 the company exercised its call options with the limited partners thereby acquiring all of the Limited Partnership units. Under the terms of the call option agreements, the company issued 16,100,000 common shares and 13,650,000 common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one additional common share of the company at a price of $0.10 per share up to June 30, 2004. The company recorded the redemption of the PhotoChannel LP at the fair value of the common shares and common share purchase warrants (note 6), with the offsetting amount recorded as an increase in its deficit.

8	Net change in non-cash working capital items

	2005 $	2004 $	2003 $

Accounts receivable	(96,617)	(224,399)	20,935
Prepaid expenses	(114,854)	1,125	15,603
Accounts payable and accrued liabilities	562,359	(541,403)	(1,464,214)
Deferred revenue	12,271	115,769	60,000
Due to related parties	-	-	(273,612)

	363,159	(648,908)	(1,641,288)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

9	Revenue

The following is a breakdown of the company’s revenue for the years ended September 30, 2005, 2004 and 2003:

	2005 $	2004 $	2003 $

Transaction commission fees	708,438	361,350	90,054
Installation fees	676,274	187,940	86,914
Membership fees	519,037	96,519	73,120
Archive fees	107,515	57,091	2,944
Other	105,239	60,240	2,541

	2,116,503	763,140	255,573
10	Expense details

	2005 $	2004 $	2003 $

Network delivery
Laboratory system installation	366,852	52,288	9,781
Salaries and customer service	214,633	100,810	20,600
Telecommunication costs	207,210	128,873	71,570
Other	107,007	45,218	9,740

	895,702	327,189	111,691

General and administration
Salaries and consulting	1,011,249	754,439	1,031,291
Office and miscellaneous	258,427	287,797	203,024
Accounting and legal	169,127	123,932	106,498
Stock-based compensation expense	124,338	-	-
Rent	84,499	68,994	92,927
Investor relations	67,500	90,000	29,900
Interest and penalties	66,159	78,157	113,719
Bad debt	29,368	18,100	-
Loss on sale of property, plant and equipment	(6,819)	-	44,209

	1,803,848	1,421,419	1,621,568

Sales and marketing
Salaries and consulting	566,770	549,797	678,876
Miscellaneous	58,277	42,925	54,342
Printing, advertising and promotion	48,950	49,284	1,574

	673,997	642,006	734,792

Research and development
Salaries and consulting	1,523,716	1,219,808	766,890
Miscellaneous	83,142	59,430	22,299

	1,606,858	1,279,238	789,189

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Gain on settlement of obligations

During the year ended September 30, 2003, the company recognized a gain of $457,599 on settlement of obligations as a result of debt settlements with various trade creditors and past employees of the company.

11	Income taxes

The company is subject to Canadian federal and provincial taxes.

The company has non-capital losses for Canadian income tax purposes of approximately $17,349,000, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

$

Year ending September 30
2006	2,065,000
2007	5,391,000
2008	2,630,000
2009	-
2010	2,119,000
2011	2,821,000
2012	2,323,000

17,349,000

The tax effect of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities is as follows:

	2005 $	2004 $	2003 $

Net operating loss carry-forwards	6,180,000	6,384,000	6,455,911
Property, plant and equipment	2,001,000	1,896,000	1,803,587
Share issue costs	216,000	159,000	72,840
Deferred revenue	67,000	-	-
Unpaid amounts	96,000	-	-

	8,560,000	8,439,000	8,332,338
Valuation allowance	(8,560,000)	(8,439,000)	(8,332,338)

Net future income tax assets	-	-	-

Management believes there is sufficient uncertainty regarding the realization of future income tax assets such that a full valuation allowance is appropriate.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

The income tax recovery for the year ended September 30, 2005 differs from the amount obtained by applying the applicable statutory income tax rates to loss before income taxes as follows:

	2005		2004		2003

Combined statutory income tax rate		36%		36%		38%

	$		$		$

Income tax recovery based on combined statutory rate		(1,121,306)		(1,098,895)		(930,994)
Expiration of tax losses		969,092		1,232,140		169,467
Effect of change in tax rates		-		30,525		73,500
Non-deductible expenses and other differences		31,214		(270,432)		14,193
Change in valuation allowance		121,000		106,662		673,834

		–		–		–

12	Related party transactions

During the year ended September 30, 2005, the company incurred consulting fees to companies controlled by directors and officers of the company of approximately $137,500 (2004 - $179,167; 2003 - $134,658). The fees were recorded in general and administration expense.

As at September 30, 2005, there was $31,250 (2004 - $nil) due for consulting fees owed to such companies.

13	Segmented information

The company’s only reportable segment is the provision of digital image delivery, hosting, storage and financial reporting for photo-finishing retailers.

The company’s sales by geographical area are as follows:

	2005 $	2004 $	2003 $

Canada	1,750,679	567,211	145,559
United States	361,610	187,850	110,014
Other	4,214	8,079	-

	2,116,503	763,140	255,573

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Revenue is attributable to the geographic location of the company’s customer. At September 30, 2005 and 2004, all of the company’s property, plant and equipment were located in Canada.

Major customers, representing 10% or more of sales, include:

	2005 $	2004 $

Customer A	1,140,564	177,523
Customer B	255,693	-
Customer C	233,583	-
Customer D	-	108,983
Customer E	-	89,318
Customer F	-	76,063

14	Financial instruments

a)	Fair values

The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to the near-term maturity of these instruments.

b)	Credit risk

Financial instruments that potentially subject the company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The company limits its exposure to credit risk by placing its cash and cash equivalents with high credit quality financial institutions and corporations. The company provides its services on credit in the normal course of conducting its business.

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
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

15	Commitments and contingencies

Commitments

The company has entered into agreements to lease premises and services for periods to fiscal 2008. The annual rent for premises includes minimum rent plus realty taxes and operating expenses. Minimum payments for each of the next three years are as follows:

$

2006	398,796
2007	221,515
2008	4,740

625,051

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

16	Subsequent event

On November 15, 2005, the TSX Venture Exchange accepted for filing documentation with respect to the company’s non-brokered private placement in the amount of $1,700,000 upon issuance of 17,000,000 units. Each such unit comprising one common share of the company and one half of one non-transferable share purchase warrant, each full warrant entitling the purchase of an additional common share of the company for a period of one year, from the date of close, at a price of $0.15. The company closed the private placement on November 15, 2005.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

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

The reconciliation of the loss for the year based on Canadian GAAP to U.S. GAAP is as follows:

	2005 $	2004 $	2003 $

Net loss for the year under Canadian GAAP	3,147,967	3,052,485	2,822,394
Compensation cost (recovery) (i)	(8,600)	(78,428)	136,416
Minority interest (ii)	-	-	(372,410)

Net loss and comprehensive loss for the year under U.S. GAAP (iii)	3,139,367	2,974,057	2,586,400

Basic and fully diluted loss per share under U.S. GAAP	0.02	0.02	0.03

The reconciliation of the balance sheet between Canadian GAAP and U.S. GAAP is as follows:

	2005 $	2004 $

Goodwill (iv)
Canadian GAAP	-	-
U.S. GAAP	6,511,063	6,511,063

	Capital Stock $	Contributed Surplus (i) $	Loans receivable $	Warrants $	Deficit (i) and (iv) $	Total, shareholders equity $

Balance - September 30, 2003
Canadian GAAP	31,826,678	6,976,915	(122,206)	2,168,522	(40,176,059)	673,850
U.S. GAAP	31,718,518	9,413,344	(122,206)	2,168,522	(42,504,328)	673,850

Balance - September 30, 2004
Canadian GAAP	41,702,604	7,060,029	(17,600)	2,188,653	(49,739,607)	1,194,079
U.S. GAAP	41,594,444	9,418,030	(17,600)	2,188,653	(45,478,385)	7,705,142

Balance - September 30, 2005
Canadian GAAP	43,625,343	9,303,378	-	698,873	(53,345,585)	282,009
U.S. GAAP	43,517,183	11,652,779	-	698,873	(49,075,763)	6,793,072

i)	Stock-based compensation

As more fully described in note 2, the company retroactively adopted the new Canadian GAAP recommendations, which require that a fair value method of accounting be applied to all stock-based compensation awards to both employees and non-employees granted on or after October 1, 2002. The Canadian GAAP recommendations are substantially harmonized with the existing U.S. GAAP rules. Therefore, there is no GAAP difference for stock-based compensation and awards granted in fiscal 2005. The remaining difference relates to options that were modified in fiscal 2002 and remain outstanding and fully vested at year-end.

In fiscal 2002, 1,889,709 options were modified, of which 215,000 options remain outstanding and fully vested.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation”, requires the company to provide pro forma information regarding net income and earnings per share as if compensation for the company’s stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The company estimates the fair value of each stock option at the grant date or measures compensation for options modified and requiring variable accounting from the date of modification by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants for the fiscal years ended September 30:

	2005	2004	2003

Dividend yield	nil	nil	Nil
Expected volatility (private company)	63%	100%	100%
Risk-free interest rate	3.25%	4%	4%
Expected life (in years)	5	5	5

The weighted average fair value of options granted during 2005 was $0.13 (2004 - $0.22; 2003 - $0.12). The effect of pro forma compensation expense on the company’s loss and loss per share is as follows:

	2005 $	2004 $	2003 $

Loss per U.S. GAAP	3,139,367	2,974,057	2,586,400
Additional compensation expense	19,788	333,799	203,299

Pro forma loss	3,159,155	3,307,856	2,789,699

Pro forma basic and diluted loss per share	0.02	0.02	0.03

ii)	Minority interest

Under Canadian GAAP, the company presents the partnership equity within shareholders’ equity and separates the net loss attributed to the Limited Partnership from the net loss attributed to the common shareholders (note 7). Under U.S. GAAP, the company applies Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, (ARB 51) and related interpretations in accounting for the consolidation of the Limited Partnership. Under ARB 51, the partnership equity is presented as minority interest to the extent of the limited partners’ equity investment, net of losses attributed to the limited partners. The loss attributed to the limited partners is shown as minority interest on the statement of loss and deficit.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

iii)	Comprehensive loss

U.S. GAAP requires disclosure of comprehensive income (loss), which is intended to reflect all changes in equity except those resulting from contributions from owners. There are no material adjustments required to present comprehensive income (loss) for the purposes of these consolidated financial statements.

iv)	Redemption of Limited Partnership units

As described in note 7, for Canadian GAAP purposes the redemption of the Limited Partnership units was recorded as a charge to deficit. Under U.S. GAAP, the company applies SFAS No. 141, “Business Combinations”, and has allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. Under U.S. GAAP, goodwill is subject to an annual impairment test. The company applies SFAS No. 144, “Accounting for the Impairment of or Disposal of Long-Lived Assets”, in determining if there is any impairment in value. No impairment in value was recorded in 2005.

v)	Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (SEC).

vi)	Recent U.S. GAAP announcements

Share-based payment

SFAS 123(R) supersedes APB 25 and related implementation guidance, and revises SFAS 123 in a number of areas. Under SFAS 123R, all forms of share-based payment to employees result in compensation cost recognized in financial statements and pro forma disclosure will no longer be permitted with respect to employee stock options. While SFAS 123R states that it is effective for public companies (non-small business issuers) as of the beginning of interim or annual reporting periods that start after June 15, 2005, the SEC has deferred the effective date for public companies to annual, rather than interim, periods that begin after June 15, 2005.

Staff Accounting Bulletin (SAB) 107 expresses views of SEC staff related to SFAS 123(R). In particular, this SAB provides guidance related to transactions with non-employees, transition from non-public to public entity status, valuation methods and assumptions, the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost, accounting for income tax effects, modification of employee share options prior to adoption of SFAS 123(R), and disclosures in Management’s Discussion & Analysis.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

SFAS 154 accounting changes and error corrections

SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

The company has determined that other recently issued Canadian and U.S. accounting pronouncements will have no impact on adoption.

vii)	Recent Canadian GAAP announcements

EIC 156 - Vendor consideration

EIC 156 addresses the accounting by a vendor for consideration given to a customer (e.g. rebates, sales incentives) including whether this consideration should be net against revenue or treated as an expense, and how to measure rebate liabilities. This guidance applies to interim and annual financial statements for years beginning on/after January 1, 2006.