Form 20-F/A
period 2005-09-30
PHOTOCHANNEL NETWORKS INC
filed 2006-12-13
CIK 1036642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended September 30, 2005

Commission File Number: 0-30148

PHOTOCHANNEL NETWORKS INC.
(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

506-425 Carrall Street
Vancouver, British Columbia, Canada V6B 6E3
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

Common Shares                203,514,841 Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [   ] NO [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [X] Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES [   ] NO [X]

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F herby amends the Company’s original Annual Report on Form 20-F for the year ended September 30, 2005, originally filed with the Securities and Exchange Commission on March 30, 2006, as follows:

  The Auditors’ Report is amended to include reference that the audit was conducted in compliance with the standards of the Public Company Accounting Oversight Board.

  The Auditor’s Report is amended to include a currently dated manually signed audit opinion in accordance with Rule 2.02(a) of Regulation S-X.

  The Section 302 Certifications are amended to remove the introductory reference in paragraph 4 and subparagraph 4(b) to the Company’s internal control over financial reporting.

PART III

Item 17. Financial Statements

Our consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with the standards of the Public Company Accounting Oversight Board.

The financial statements and the notes thereto as required under Item 17 are attached hereto and are found immediately following the text of this annual report.

Item 19. Exhibits

The following exhibits are filed as part of this annual report on Form 20-F:

Exhibit Number	Description
1.1	The new articles of the company as filed under the Business Corporations Act (British Columbia) (the “BCA”) on June 24, 2005.*
4.1	The rental agreement for our executive offices in Canada with Electric Avenue Properties Inc., dated July 12, 2001.*
4.2	The Hosting Solutions Contract with TELUS Communications Inc., dated September 11, 2001.*
4.3	The Internetworking Services Agreement with TELUS Communications Inc., dated September 11, 2001.*
4.4	The Distribution Agreement, with NBJ Enterprises Ltd., dba Skana Photo-Lab Products, dated February 1, 2002 and amended July 1, 2002.*
4.5	The License Agreement with PhotoChannel Networks Limited Partnership, dated February 12, 2002.*
4.6	The Operating Agreement with PhotoChannel Networks Limited Partnership, dated February 14, 2002.*
4.7	The Support Agreement with PhotoChannel Networks Limited Partnership, dated May 2, 2002.*
4.8	The Management Agreement with PhotoChannel Networks Limited Partnership, dated June 4, 2002.*
4.9	The Amended & Restated Limited Partnership Agreement with 620077 B.C. Ltd., Discovery Capital 2001Technology Limited Partnership, TELUS

Corporation, Ex Fund Technologies Corp. and Peter Scarth, dated June 4, 2002.*
4.10	The Option Agreement with Discovery Capital 2001 Technology Limited Partnership, dated June 4, 2002.*
4.11	The Option Agreement with TELUS Corporation, dated June 4, 2002.*
4.12	The Option Agreement with Ex Fund Technologies Corp., dated June 2, 2002.*
4.13	The Option Agreement with Peter Scarth, dated June 4, 2002.*
4.14	The License and Services Agreement with Black Photo Corporation, dated September 13, 2002.*
4.15	The License and Services Agreement with Giant Eagle, Inc., dated December 12, 2002.*
4.16	The Letter Agreement with Photolab.ca, a division of Loblaw Group of Companies, dated February 6, 2003.*
4.17	The Services Agreement with Wal-Mart Canada Corp., dated April 11, 2003.*
4.18	The rental agreement for our executive offices located at Suite 506, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on May 16, 2003.*
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

__________________
*Previously filed.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.
(Registrant)

Date: December 8, 2006.	By:	/s/ Peter David Fitzgerald
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

We conducted our audits in accordance with generally accepted auditing standards in Canada and with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2005 in accordance with generally accepted accounting principles in Canada.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
March 24, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated March 24, 2006 is expressed in accordance with reporting standards in Canada, which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

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