Form 20-F
period 2006-09-30
PHOTOCHANNEL NETWORKS INC
filed 2007-04-02
CIK 1036642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2006 (with other information to February 28, 2007 except where noted)

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number 0-30148

PHOTOCHANNEL NETWORKS INC.
(Exact name of Registrant specified in its charter) Not Applicable
(Translation of Registrant’s name into English) BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization) 590 - 425 Carrall Street Vancouver, British Columbia, Canada V6B 6E3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business of the period covered by the annual report.

26,048,359 Common Shares Without Par Value
(See item 3. A below)

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.
Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐     No ☒

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐     No ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b 2 of the Exchange Act.

☐ Large Accelerated Filer  ☐ Accelerated Filer ☒  Non Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 ☐     Item 18 ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes ☐     No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable.

(End of Cover Page)

GENERAL

In this Annual Report on Form 20-F, all references to the “Company” or to “PhotoChannel” refer to PhotoChannel Networks Inc.

Except as noted, the information set forth in this Annual Report is as of February 28, 2007 and all information included in this document should only be considered correct as of such date.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. Selected financial data

The following table summarizes certain selected consolidated financial data for each of the five financial years ended September 30, 2006. The selected financial data set forth below with respect to our consolidated statements of operations for each of the three financial years in the period ended September 30, 2006 and with respect to the consolidated balance sheets as at September 30, 2006 and 2005, are derived from our audited consolidated financial statements included elsewhere in this annual report. With the exceptions of weighted average number of shares and basic diluted net loss per common share data, consolidated statements of operations data for the years ended September 30, 2003 and 2002, and consolidated balance sheet data as at September 30, 2004, 2003 and 2002, have been derived from our audited consolidated financial statements that have not been included in this annual report. Weighted average number of common shares and basic diluted net loss per common share data have been adjusted to reflect the consolidation of our common shares on a one-new-common-share-for-10-old-common-shares basis on November 2, 2006, applied retroactively.

Readers should read the following selected financial data in conjunction with our consolidated financial statements and the notes thereto appearing in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Readers are referred to Note 16 in the accompanying September 30, 2006 consolidated financial statements for a quantitative reconciliation of the measurement differences between Canadian GAAP and generally accepted accounting principles in the United States (“US GAAP”), as it relates to us.

The data is expressed in Canadian dollars (“CDN$”), unless otherwise described. We refer readers to "Currency and Exchange Rates" below for a history of exchange rates between the Canadian dollar and the U.S. dollar.

Selected Financial Data:

Under Canadian GAAP	For the years ended September 30th
Item	2006	2005	2004	2003	2002
Revenue	$4,075,151	$2,116,503	$763,140	$255,573	$173,801
Loss from operations	($2,639,160)	($3,167,761)	($3,078,188)	($3,282,445)	($5,334,672)
Net loss for the year	($2,632,301)	($3,147,967)	($3,052,485)	($2,822,394)	($1,851,661)
Loss attributed to Limited Partnership	N/A	N/A	N/A	$372,410	$1,237,590
Net loss for the year attributed to common shareholders	($2,632,301)	($3,147,967)	($3,052,485)	($2,449,984)	($614,071)
Basic and fully diluted net loss per common share	($0.12)	($0.18)	($0.21)	($0.27)	($0.10)
Total assets	$4,883,304	$1,608,252	$1,945,692	$1,851,097	$709,237
Net assets (liabilities)	$3,434,762	$282,009	$1,194,079	$673,850	($2,145,836)
Capital Stock	$49,115,790	$43,625,343	$41,702,604	$31,826,678	$26,390,849
Weighted average number of Common Shares (1)	22,804,712	17,868,286	14,874,160	8,944,894	5,947,932
Common shares issued and outstanding (1)	26,048,359	20,351,484	17,634,734	12,731,354	7,789,497
Long term obligations and redeemable preferred stock	Nil	Nil	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil

(1) See Item 3. A.

The above selected financial data in accordance with U.S. GAAP is indicated below:

	For the years ended September 30th
Item	2006	2005	2004	2003	2002
Revenue	$4,075,151	$2,116,503	$763,140	$255,573	$173,801
Loss from operations	($2,639,160)	($3,167,761)	($3,078,188)	($3,282,445)	($5,334,672)
Net loss for the year	($2,632,301)	($3,139,367)	($2,974,057)	($2,586,400)	($615,024)
Basic and diluted net loss per common share	($0.12)	($0.18)	($0.20)	($0.29)	($0.10)

	For the years ended September 30th
Item	2006	2005	2004	2003	2002
Total assets	$11,394,367	$8,119,315	$8,456,755	$1,851,097	$709,237
Net assets (liabilities)	$9,945,825	$6,793,072	$7,705,142	$673,850	($2,145,836)
Capital Stock	$49,007,630	$43,517,183	$41,594,444	$31,718,518	$26,282,689
Weighted average number of common shares outstanding(1)	22,804,712	17,868,286	14,874,160	8,944,894	5,947,932
Common shares issued and outstanding (1)	26,048,359	20,351,484	17,634,734	12,731,354	7,789,497
Long term obligations and redeemable preferred stock	Nil	Nil	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil

(1) See Item 3. A.

Currency and Exchange Rates

All dollar amounts set forth in this annual report are in Canadian dollars, unless we indicate otherwise. In the following table we set forth:

•	the rates of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of each of the periods indicated;

•	the average of the exchange rates in effect on the last day of each month during such periods; and

•
the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Previous Six Months

	July 2006	August 2006	September 2006	October 2006	November 2006	December 2006
High Rate	1.1456	1.1372	1.1294	1.1411	1.1492	1.1667
Low Rate	1.1038	1.1049	1.1028	1.1145	1.1197	1.1366

Years ending September 30

	2006	2005	2004	2003	2002
Rate at end of Period	1.1142	1.1713	1.2699	1.3536	1.5785
Average Rate During Period	1.1435	1.2235	1.3256	1.4648	1.5730
High Rate	1.1975	1.2755	1.4003	1.5991	1.6195
Low Rate	1.0926	1.1620	1.2672	1.3305	1.5024

On September 30, 2006 and March 29, 2007, the noon buying rate in New York City for cable transfers in US dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.1142 and $1.1577, respectively, equals US $1.00.

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

Since inception we have operated at a loss and, at September 30, 2006, had an accumulated deficit of $55,977,886 and working capital of $2,088,763. We are currently generating sufficient revenues to cover our operating expenses. However, if we are unable to continue generating positive cash flow from operations or raising funds, we may be required to either limit, curtail, cease or stop operations. In the event that we cease or stop operations, shareholders could lose their entire investment. Historically, we have funded our operating, administrative and development costs through the sale of equity capital or debt financing. We have had and may continue to have capital requirements in excess of our currently available resources. We may require additional capital to further finance the development and implementation of our business objectives. In the event that our plans and/or assumptions change or prove inaccurate, or we are unable to obtain further financing, or such financing and other capital resources, in addition to projected cash flow, if any, prove to be insufficient to fund operations, our continued viability could be at risk. To the extent that any such financing involves the sale of our equity securities, the interests of our then existing shareholders could be substantially diluted. There is no assurance that we will be successful in achieving any or all of these objectives over the coming year and, accordingly, there exists some doubt that we will be able to continue as a going concern.

As of September 30, 2006, we had cash and cash equivalents of approximately $2,000,000 and as of February 28, 2007, we had cash and cash equivalents of $2,500,000.

Our business is primarily focused on the Canadian marketplace. However, as we enter the United States and should our product set be accepted, we could have significant exposure to foreign exchange rates, which may adversely impact our business model.

We have been focused on the Canadian marketplace. Although we have a limited number of customers and revenue generated from the United States marketplace, we are now focused more on the United States marketplace. The United States marketplace for photofinishing is approximately twenty times the size of the Canadian marketplace and should we be successful in the United States market, we would expect a substantial portion of our operations to be based on sales and services rendered to customers in the United States. As a result, our financial performance will be affected by fluctuations in the value of the US dollar to the Canadian dollar. At the present time, we have no plan or policy to utilize forward contracts or currency options to minimize this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

Our audited financial statements contain a footnote about our ability to continue as a going concern. The auditor’s report on our September 30, 2006 consolidated financial statements contains additional comments that indicate that some doubt exists about our ability to continue as a going concern. If we are unable to continue as a going concern, we would be required to restate our consolidated financial statements on a liquidation basis.

Our consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of September 30, 2006, we had an accumulated deficit of $55,977,886, which, if prepared under US GAAP, would have been an accumulated deficit of $51,716,664. We continue to incur operating losses, including non-cash items, of $2,639,160 during fiscal 2006 (2005 - $3,167,761, 2004 - $3,078,188). Our ability to continue as a going concern and the recoverability of the amounts expended on research and development are dependent on our ability to achieve profitable operations. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which our consolidated financial statements were prepared.

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

We are implementing a plan to address these uncertainties and to enable us to continue as a going concern through the end of fiscal year 2007 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expanding our customer base, and increasing revenues from operations. However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained. The accompanying consolidated financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

We believe, but cannot assure, that we will be able to continue to raise equity financing, if required.

Our operating results are affected by the seasonal nature of our business

Our business is seasonal, with a significant proportion of our recurring revenues being generated during our first fiscal (fourth calendar) quarter. As a result, any stoppages or interruptions in the provision of our Network to our customers during the fourth quarter could have an exponentially adverse effect on our operating results. Our limited operating history makes it difficult for us to assess the impact of seasonal factors on our business or whether our business is susceptible to cyclical fluctuations in the economy. In addition, our rapid growth may have overshadowed seasonal or cyclical factors which might have influenced our business to date.

Our quarterly results may fluctuate

Our future revenues and operating results may vary significantly from quarter to quarter due to a number of factors, some of which are outside of our control. Factors that could cause results to vary include:

•	demand for services, including seasonal and holiday demand;

•	the ability of our customers to attract and retain visitors to their websites;

•	the ability of our customers to encourage repeat purchases from their customers;

•	the pricing and marketing strategies of our customers;

•	the cost of expanding or enhancing the services we provide to our customers;

•	declines or disruptions in the travel industry, and factors which may lead to such declines;

•	volatility in our stock price, which may lead to higher stock based compensation expense under newly adopted accounting standards;

•	consumer preferences for digital photography; and

•	improvements in the quality, cost and convenience of desktop printing of digital pictures and products.

Based upon the factors cited above, quarter to quarter comparisons of our operating results may not be a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors, which may result in a decline in the market price of our common shares.

Our solutions are relatively new. If they are not accepted in the marketplace, our business could be materially and adversely affected.

Our Network has only been marketed since May 2001. While we believe we are seeing increased acceptance of our services and business model, there can be no assurance that our services will receive the widespread market acceptance necessary to sustain profitable operations. Even if our services attain widespread acceptance, there can be no assurance we will be able to meet the demands of our customers on an ongoing basis. Our operations may be delayed or halted as a result of failure to perform as described. Such delays or failure would seriously harm our reputation and future operations. We cannot assure that the Network will be accepted in the marketplace to yield material and sustained revenues. If our product is not accepted in the market place, our business could be materially and adversely affected.

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

Our success will depend upon acceptance by our retailer customers and their end users of our existing solution and our ability to enhance these solutions and introduce new solutions and features to meet changing customer requirements. We cannot assure that we will be successful in identifying, developing and marketing new solutions or enhancing our existing solutions. We may introduce unsatisfactory solutions to the market, negatively impacting our ability to generate sales. In addition, we cannot assure that solutions or technologies developed by others will not render our solutions or technologies non-competitive or obsolete.

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

We may have difficulty in managing our growth

Expected rapid growth in all areas of our Network may place a significant strain on our operational and technical resources. We expect that operating expenses and staffing levels may be required to increase in the future. To manage our growth, we must expand our operational and technical capabilities and manage our employee base, while effectively administering multiple relationships with various third parties, including affiliates. We cannot assure that we will be able to effectively manage our growth. The failure to effectively manage our growth could result in an inability to meet our customer demands, leading to customer dissatisfaction and loss. Loss of customers could adversely effect our operating results.

We compete with others who provide products comparable to our Network. If we are unable to compete with current and future competitors, our business could be materially and adversely affected.

We operate in a competitive market place. Our success is dependent upon our ability to maintain our current customers and obtain additional customers. Digital print services are provided by a wide range of companies. Competitors in the market for the provision of digital print services for retailers include Snapfish (a Hewlett-Packard service), Pixology Inc., and Lifepics. In addition, end users have a variety of ways in which to obtain their prints, including through kiosk services at many retailers, online services such as Kodak Easyshare, Snapfish and Shutterfly, Internet portals and search engines such as Yahoo!, AOL, Google that offer digital photography solutions, and home printing solutions offered by Hewlett Packard, Canon and others. Many of our competitors have:

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

If the facility where all of our computer and communications hardware is located fails, our business and results of operations would be harmed.

Our ability to provide our service depends on the uninterrupted operation of our computer and communications systems. Substantially all of the computer hardware necessary to operate our service is located at a single third party hosting facility in Vancouver, British Columbia. Our systems and operations could suffer damage or interruption from human error, fire, flood, power loss, telecommunications failure, break-ins, terrorist attacks, acts of war and similar events. We do not recently have redundant systems in multiple locations, and our business interruption insurance may not be sufficient to compensate us for losses that may occur. In addition, the impact of any of these disasters on our business may be exacerbated by the fact that we do not have our final disaster recovery plan in place.

Our technology may contain undetected errors that could result limited capacity or an interruption in service

Our technology may contain undetected errors or design faults which may cause our service to fail and result in the loss of, or delay in, acceptance of our services. If the design fault leads to an interruption in the provision of our services or a reduction in the capacity of our services, we would lose revenue. In future, we may encounter scalability limitations that could seriously harm our business.

We may divert our resources to develop new product lines, which may result in fluctuations in our expenditures

In order to remain competitive, we must continually develop new product lines for our customers. For instance, we are currently developing a music download service. The development of new product lines may result in increased expenditures during the development and implementation phase, which could negatively impact our results of operations. In addition, we are a small company with limited resources. Diverting these resources to the development of new product lines may result in reduced customer service turn around times and delays in deploying new customers. These delays could adversely affect our business and results of operations.

We may undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of existing shareholders.

We may pursue acquisitions of businesses, technologies or services. Integrating newly acquired businesses, technologies or services is likely to be expensive and time consuming. To finance any acquisitions, it may be necessary to raise additional funds through public or private financings. Additional funds may not be available on terms favorable to us and, in the case of equity financings, would result in additional dilution to our existing shareholders. If we do complete any acquisitions, we may be unable to operate the acquired businesses profitably. If we are unable to integrate any newly acquired entities, technologies or services effectively, our business and results of operations may suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert management’s attention. Future acquisitions by us could result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

We rely on our retail customers to derive revenue and the loss of a large customer would likely have an adverse effect on our business.

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

Our common shares trade in Canada on the TSX Venture Exchange. Trading of these shares is presently concentrated in the Canadian marketplace. At present there is a limited trading market in the United States for our common shares and such is unlikely to develop further under the present circumstances. We have no agreement with any broker-dealer to act as a market-maker for our common shares. One or more broker-dealers have become market makers in our shares quoted on the OTC Bulletin Board. However, there is no guarantee that this will continue. Any trading is currently limited to the non-NASDAQ over-the-counter market. We presently do not qualify for trading on either NASDAQ or on any US stock exchange because we do not meet any of those organizations' financial listing requirements. Further, there can be no assurance that our securities will ever qualify for such listing. Accordingly, there can be no assurance that any US market for our securities will develop or, that if developed, it will continue. The absence of such a US market would materially and adversely affect the ability of US shareholders to sell their shares.

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

At present our common shares are deemed to be a "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks:

•	with a price of less than five US dollars per share;

•	that are not traded on a recognized national exchange;

•	whose prices are not quoted on the NASDAQ automated quotation system;

•	of issuers with net tangible assets less than

•	$2,000,000 if the issuer has been in continuous operation for at least three years; or

•	$5,000,000 if in continuous operation for less than three years; or

•	of issuers with average revenues of less than $6,000,000 for the last three years.

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

A. History and development of the Company

We were incorporated on December 1, 1995 pursuant to the laws of British Columbia, Canada under the name InMedia Presentations Inc. We obtained receipts in April 1997 for a Prospectus filed with the British Columbia Securities Commission and the Ontario Securities Commission. Our shares were subsequently listed for trading on the Montreal Exchange on April 21, 1997 under the trading symbol "IMD". We changed our name on July 14, 1999 to PhotoChannel Networks Inc. and concurrently changed our symbol on the Montreal Exchange to “PNI”. In September 2001 the Montreal Exchange (“ME”) merged with the Canadian Venture Exchange (“CDNX”) and effective October 1, 2001 we began trading on the CDNX. Subsequently the CDNX was acquired by the Toronto Stock Exchange and renamed the TSX Venture Exchange in 2002 and on April 1, 2002 we were listed for trading on the TSX Venture Exchange.

Our principal executive office is located at 590-425 Carrall Street, Vancouver, British Columbia, Canada V6B 6E3, our telephone number is 604-893-8955 and our website is www.photochannel.com.
Important Events In the Development of Our Business

Important events in the development of our business are provided under Item 4. B., below, and in other sections of this filing.

Principal Capital Expenditures And Divestitures Since October 1, 1997

We continue to develop, change and enhance our software and product offerings. Since October 1, 1999, the only capital divestiture has been the filing by our US operating subsidiary, PhotoChannel, Inc., under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001. The only capital expenditures have been for computer equipment, software and furniture and leaseholds, which occurred in the normal course of our operations. Our total capital expenditures were approximately $777,479 for the year ended September 30, 2006 compared with $523,595 in 2005, $536,241 in 2004, $264,123 in 2003 and $1,882 in 2002. We have financed these expenditures primarily by issuing common shares. Further details applicable to our anticipated capital expenditures and funding sources are detailed in Liquidity and Capital Resources in Item 5.B.

Principal Capital Expenditures And Divestitures Currently in Process

As of February 28, 2007 there were no capital expenditures or divestitures in process outside of the normal course of business.

Public Takeover Offers Since October 1, 2000

There have been no public takeover offers by third parties in respect of our shares or by us in respect of other companies' shares since October 1, 2000.

B. Business Overview

We were originally formed to develop and market a suite of “easy to use” multimedia presentation software products for use by consumers wishing to present and display images captured on digital cameras and photo scanners. We marketed these software products under the trade name Slides & Sound PlusTM. We discontinued development of these products during 1999 in order to focus on the development of our e-processing and network strategy. We ceased actively marketing and supporting these products effective January 31, 2001.

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

On October 2, 2000, we introduced an e-processing and photofinishing service as a business-to-consumer strategy, offering film processing, scanning, storage and printing of digital images directly to US consumers via our wholly owned US subsidiary, PhotoChannel, Inc. Our long-term strategy at that time was to develop a membership network of professional photofinishing retailers, and to apply the “mail order” model of our US subsidiary to reach the retailers’ customers.

Following the launch of our e-processing and photofinishing service we were able to beta test the technology and the marketing of this concept. Our technology enabled customers to preview and edit their digital/digitized pictures online before ordering any prints from a member of our planned retailer Network. Accordingly, although the targeted end-users of our technology consisted of digital camera users who required a photofinishing solution, we felt that our services would also be attractive conventional film photographers.

In March 2001, we went through a major reorganization, which resulted in a change of management, a complete corporate restructuring and a change in business focus. We determined that we could not offer both solutions, as the e-processing “mail order” model provided by our US subsidiary was, in fact, competing with our Network model. In April of 2001, we ceased to provide the e-processing mail order option. On November 1, 2001, after attempting to settle its outstanding debt, our US operating subsidiary, PhotoChannel, Inc., filed for protection under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut.

Subsequent to March 2001, our focus has been one of a digital imaging technology provider for a wide variety of businesses including photofinishing retailers, professional and commercial photo processing labs, image content owners and targeted portal services. We have created and manage a digital network environment (the “Network”) whose focus is on delivering digital image orders from capture to fulfillment under the control of our originating Network member.

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

With the establishment and launch of our Network, we distanced ourselves from our past of being an Internet photofinishing “mail order” service and transformed into an Internet infrastructure company that manages a Network environment that today is focused on delivering digital imaging from order origination to fulfillment through our retail relationships and connectivity to retail locations.

The Digital Photography Market

Digital photography has grown at a rapid pace the last several years. Mainstream adoption of digital cameras by consumers replacing older film cameras has come directly from rapidly falling prices coupled with much improved technology. Domestic digital camera sales have grown from 1.1 million units domestically in 1998, to 20.5 million units in 2005, and an estimated 20.7 million units for 2006. 1  Global digital sales estimates for 2006 from different industry sources range widely from 89 million 2  to 100.5 million 3  units. At the same time, domestic sales of film cameras have fallen precipitously from 16.4 million units in 1998 to 4.3 million in 2005 and an estimated 3.0 million units for 2006.

Industry predictions point to a future digital sales slow down, with a peak of some 29.5 million U.S. units in 2009, and overall household penetration reaching 80% by 2010.4  Global growth rates are expected to start slowing in 2007, and global unit sales will decline to 82 million by 2009 5 . Generally, the digital camera household penetration rate has grown from 34% in 2004 to 47% in 2005.

Two other factors of significance in the digital camera market are the widespread proliferation of digital camera phones with increasingly higher resolutions, and the rising sales for digital single lens reflex (DSLR or digital SLR) cameras.

Camera phone handsets in the North American marketplace totaled some 57 million by end 2005 (46% of all handsets) and this market is expected to continue to grow and predicted to reach 144 million in 2009 (or 86% of all handsets). 6  Numbers have grown quickly from an estimated base of 3 million units in 2003 and 16 million in 2004. 7  Initial handset cameras had limited resolutions of under 1 Megapixel, and limited capability to otherwise distribute or share the resulting image. However, the latest generation of camera phones have resolutions of up to 3.2 Megapixels. 74% of mobile handsets to be sold in the 2007 U.S. market are estimated to have built in cameras, with 13% of those having the higher 3.2 Megapixel camera sensors. 8  Additionally, on board technologies inside the phone unit itself such as Bluetooth wireless technology and improved software systems and navigation from both handset manufacturers and mobile network operators has made it much easier for consumers to transfer, distribute and/or share their camera phone images. Despite these improvements, the vast majority of the billions of camera phone images (estimated at 97% 9 ) are today still not yet converted to prints, so a behavioral shift here would be significant.

DSLR cameras are higher priced, higher resolution, more sophisticated models, and afford consumers better and more professional quality capabilities. They differ from mainstream smaller sleeker point-and-shoot digital cameras with their characteristically lower resolution. DSLR cameras still represent a small (but growing) share of overall unit sales, but account for a disproportionately larger revenue share given their current average sales price of $942 10 , as compared to a range of $162 11  - $303 12  for standard point-and-shoot mainstream digital cameras. DLSRs account for 6% of units shipped but a much more significant 19% of dollar value. 13

1 PMAI / PMA Marketing Research: Photo Industry 2006 Review and Forecast unless otherwise indicated. These figures EXCLUDE single-use cameras and cameraphones.
2 InfoTrends
3 IDC from http://www.itfacts.biz/index.php?id=P3282 predicts 94M; high figure from NPD Group and Mizuho Securities / Japan (taken from http://www.foxnews.com/story/0,2933,238294,00.html
4 Gartner Group
5 IDC from http://www.itfacts.biz/index.php?id=P3282
6 InfoTrends 2005 Report
7 PMA Marketing Research: Photo Industry 2006 Review and Forecast / iGillott Research
8 iSuppli research from Wall Street Journal
9 Fuji from WSJ article Feb 08, 2007
10 NPD Group Inc. from Wall Street Journal
11 NPD Group Inc. (Dec. 4, 2006)
12 PMA Marketing Research: Photo Industry 2006 Review and Forecast
13 Camera & Imaging Products Association (CIPA) from http://www.dpreview.com/news/0612/06120101cipashipq3.asp

The large consumer shift to digital camera technologies over the last few years as described above has brought with it an entirely new set of consumer behavior and activities relating to the resulting digital photo images, their distribution and enjoyment, and their subsequent transformation into hard copy prints or traditional photos. It has also radically transformed the traditional photofinishing business.

Digital camera and scanner manufacturers fabricate devices for digitizing pictures. Their products capture an image and output it as a digitized picture, which can then be distributed and shared electronically (over the Internet, wireless networks, and otherwise), and printed in different ways. These images can be uploaded to the Internet for storage or transferred to CD, DVD or other forms of removable media and disks. Conventional film images can also be digitized through a scanning mechanism and then be manipulated in much the same way, but the utilization of conventional film cameras by consumers is falling away dramatically as mentioned above, and with it the development of film into prints, and their subsequent need for digitization.

Digitized pictures can be printed either on color inkjet (typically directly at home by the consumer) or dye sublimation photo printers (by a retailer in a physical commercial setting) Alternatively, they can be processed through an online service, which provides print photographs at a quality consistent with that offered by conventional film processors at retail. Digital pictures may be stored on desktop or laptop computers, on CDs, DVDs, other removable media formats, or as negatives at a website of an online digital photography service provider. Consumers may alternatively also physically take the removable media memory card from their digital camera to retailers with digital photo kiosks, where they can then select and format the digital images for subsequent printing in store.

High growth in overall Internet adoption and broadband penetration rates has further fueled the process and provided for a host of alternative services (online and at retail) to meet these new photo processing demands. Residential broadband subscriptions in the USA grew 20% in 2006 to exceed 50 million households, and forecast to grow to 60 million households by the end of 2007 (a 55% penetration rate). 14  The introduction of camera phones mentioned above has bred a host of different consumer behavior and activities that include distribution by e-mail, Multimedia Messaging Service (MMS), saving them to the phone screen, transferring them to a PC, sharing them online, printing them, and doing nothing with them. There is a strong correlation between digital camera ownership, broadband usage, and camera phone ownership, with 79% of households with broadband and 63% of camera phone owners having a separate digital camera. 15

The primary target market for our Network services are print origination members such as general retailers, online communities, portals, and print fulfillment members such as photofinishing retailers. The use of digital cameras has increased dramatically (not only in North America, but worldwide), as has the availability of photographic quality digitized print services, both at retail and online. There is no demographic which digital cameras are exclusive to, especially in light of constantly falling prices the last several years, nor is there a prohibitive degree of technological sophistication required to operate these cameras. The average price paid for a digital camera has fallen from $315 in 2004 to $303 in 2005, and continues to fall. 16

Photofinishing retailers originally viewed digital camera penetration as threatening their future. Film processing volume has been falling steadily the last years globally. In the U.S. alone, sales have fallen from 671 million rolls in 2003, to 571 million rolls in 2004, to 480 million in 2005 and an estimated 369 million in 2006 (a total drop of some 45% in that period). Commensurately, processing revenue has fallen in the same period from $5.39 billion in 2003 to an estimated $2.98 billion in 2006, a similar 44.7% drop. 17  As consumers have switched their picture-taking activity from film to digital, one of the greatest challenges has been making them aware of the options for printing their digital pictures. The effect of digital cameras to date and future projections indicate that digital will have an additive effect on the growth of picture taking overall, as the cost to shoot a digital image is nothing compared to a film exposure.

14 Parks Associates - “Digital Lifestyles: 2007 Outlook”
15 2006 PMA Camera/Camcorder, Digital Imaging Survey
16 PMA Marketing Research: Photo Industry 2006 Review and Forecast / NPD Techworld

We believe that consumers will not change their habits - they will continue to look to the photofinishing retailer as their destination for convenient, quality driven printing. Photofinishing retailers are making changes to ensure they remain at the center of photofinishing. As picture taking has become increasingly digital, retailers want to ensure they retain the foot traffic in their stores and the relationship with their customers. The first step for them is ensuring they have equipment that can print digital images and can create digital images from film. The central piece of equipment retailers utilize for this is the “digital minilab”, with 17,000 of them installed in the US in 2004 (or over 50% of all minilabs), and an estimate of over 25,000 digital minilabs installed by 2008 representing over 76% of all minilabs. 18  The rise of the digital minilab install base has been the defining factor in returning retailers to the forefront of printing pictures. Further, retailers have worked to retain their customer base by introducing online based digital photo processing functionality (with in store pick-up) and placing digital photo kiosks physically in store to serve as wide a customer base as possible.

The amount of digital prints being made at retail (as opposed to at home by consumers directly and online) has been growing. In 2006, it was estimated that 4.5 billion prints (41.3%) of the 10.9 billion printed digital photos in total were made through a photofinishing retailer. This continued an upward trend from 3 Billion (38.5% of 7.8 Billion) in 2005, 1.9 Billion (34.5% of 5.5 billion) in 2004, and 0.5 billion (17.9% of 2.8 Billion) in 2003. 19

Digital camera technologies have enabled consumers to take many more pictures (given the zero cost of shooting in digital, and the immediacy of seeing the result, unlike with film), even if most digital images are never printed. The digital camera has radically changed how pictures are enjoyed, and it is not exclusively through prints anymore, as consumers can now view, share, and otherwise store their images electronically in ways. Consumers have much more control now as to when to decide to want to make prints, and by what method.

In 2003, 56 Billion digital photo exposures were taken worldwide, with growth to 144 Billion in 2005 and an estimated 312 Billion by 2008. 20  The number of captured digital images in the USA (not including camera phones) has grown from 7.8 Billion in 2003, 12.9 Billion in 2004, 17.1 Billion in 2005, and an estimated 21.7 Billion in 2006. At the same time, the number of digital prints made by all methods has grown from 1.5 Billion (19.2% of total captured) in 2003, 3.1 Billion (24% of total) in 2004, 4.5 Billion (26.3% of total) in 2005, and an estimated 6.4 Billion (29.4% of total) in 2006. Film and digital cameras combined produced 14% fewer prints between 2000 and 2005 including retail, online, and home alternatives. Including prints made at home, the total value of printing was higher at $6.81 Billion in 2005 than the $6.23 Billion in 2000.21

The growth of printing at retail has recently outpaced home printing, and is expected to continue to do so in the next couple of years, for a variety of reasons. This is reflected in relative home and retail printing volumes. For the first time since the introduction of digital cameras in the US, retail and online entities were the top destinations for digital printing in 2005. It is forecast that by 2008, of the digital photo exposures that get printed worldwide, 56 Billion or 43% will be printed by retailers. Translated into photofinishing revenue, it is predicted that digital photofinishing at retail, from both store location drop-off and online orders, will be a $6.2 Billion industry by 2008. In 2000, 89% of all digital image printing was done at home with only 4% at retail, but by 2004, home printing had fallen to 56% with retailers printing 34% of all digital images. By 2010, it is expected retailers will be printing 45% of all digital images. 22

17 All figures here from PMA Marketing Research: Photo Industry 2006 Review and Forecast
18 InfoTrends
19 PMA Marketing Research: Photo Industry 2006 Review and Forecast
20 Hewlett Packard (HP) as from your previous writing
21 PMA Marketing Research: Photo Industry 2006 Review and Forecast

Growth in online printing outpaces the overall total market, but it is lower than the growth in retail printing. The number of prints ordered online and mailed to consumers’ homes accounted for more than 9 percent of the total prints made in 2005, up from under 7 percent the year before. The market share of pure online printing will face increasing pressure in the future from the increasing availability of cheap printing options at retail which are taking print orders in store (including at kiosks), and replicating the online entities’ offering of online ordering of prints. Further, retailers are able to significantly improve the consumer experience by allowing in-store print pick-up at a convenient location shortly after order placement online.

The above trends suggest continued growth opportunities for the future, and though more current trends are not yet available, we expect that the trends outlined above will continue into the future.

* Data Sources: PMAI/PMA, InfoTrends, NPD Group Inc., IDC, Gartner Group, iSuppli, Mizuho Securities (Japan), CIPA (Japan), Parks Associates, Wall Street Journal, Fuji, Hewlett Packard (HP)

Products

The PhotoChannel Network

On May 10, 2001 the first retail Network members outfitted with their own branded Internet sites were activated onto our Network. These retailers accept the upload of images that originate within digital cameras or have been scanned within the store environment to sites we create and host. Our Network is a transparent component to the consumer, existing solely as the technology backbone of the retailer’s digital imaging strategy. The service enables retailers to offer a variety of products to their customers, from standard 4x6 prints to various gift items. The service is designed to prompt end users to purchase gift items in addition to their 4x6 prints, thus increasing sales for our customers and increasing our revenues.

With the establishment and launch of our Network, we distanced ourselves from our immediate past of being an Internet photofinishing “mail order” service into an Internet infrastructure company that owns retail relationships and manages a Network environment that today is focused on delivering digital imaging from order origination to fulfillment.

In October 2002, we launched our Network with our first large retail chain, Black Photo Corporation (“Black’s”). Black’s is a wholly owned subsidiary of Fuji Film Canada. Black's owns and operates 136 photo retail stores across Canada under the Black's and Astral banners. As part of our Network, we developed a fully syndicated white branded site at www.blackphotocenter.com, which prints back to a large Canadian wholesaler and is then delivered back to a Black’s location of the customer’s choice for pickup, or is mailed or couriered back to the customer, at the customer’s option. In September 2004 Black’s began to connect their retail locations to allow for prints ordered through our Network to be directly printed in the retail location selected by their customer for pickup.

During fiscal 2003, we increased our retail photofinishing base to include such companies as Wal-Mart Canada, and Giant Eagle, Inc. in the United States. During fiscal 2004, we continued to add new photofinishing retailers, including Konica Minolta Photo Imaging USA, and expanded our offering to provide online image printing and picture messaging services to wireless carriers, with the launch of our first wireless carrier, TELUS Mobility. During fiscal 2005, Wal-Mart Canada began to connect their retail locations to allow for prints order through our Network to be directly printed in the retail location selected by their customer for pickup. During fiscal 2006 we launched our first large US based retailer, CVS pharmacy. At February 28, 2007, Wal-Mart Canada had connected all of their 281 retail locations, Black’s had connected all of their 136 retail locations, Costco Canada had connected all of their 70 retail locations and CVS/pharmacy in the United States had connected 4,995 of their approximate 6,200 locations, enabling all directly connected locations to offer a one hour digital printing solution from online ordering.

22 InfoTrends

Our Network is not restricted to the provision of digital imaging services. We can provide any digital media to our customers. We are currently working on providing a music download service for our retail customers. This music download service will enable end users to download music from their retailer either to their home computer, or to the retail store. If downloaded to the retail store, end users will be able to pick up their custom made DVD or CD. This service will enable our retail customers to compete in the distribution of music online, and should reduce the number of CD’s they are required to carry in store, thus freeing valuable shelf space. This service has not been fully tested or implemented yet, and there can be no assurance that it will function as designed or at all.

Summary of Gross Revenues

During each of the three years ended September 30, 2006, 100% of our revenues were generated from our Network. Revenues for each of the three years were, as follows:

	Year Ended September 30,
	2006	2005	2004
Total Revenue	$4,075,151	$2,116,503	$763,140

Competition

Online photo print services

Internet photography service providers offer different services, some associated with photofinishing, others with archiving and sharing, and some provide a comprehensive photo community service. The following are the common services provided:

•
Content - the ability to offer uploading through photofinishing or other devices, as well as photo enhancing options. Internet portals can charge for the uploading service or provide it free of charge. Some companies offer the content for online photography community sites, promoting photographic education via articles and photo-magazine subscriptions or via a chat platform and lectures with professional photographers.

•	Sharing/Albums - via the creation of albums and archives, many of the sites offer the ability to view and share photos.

•	Photofinishing - is generated through prints, reprints, enlargements, gift items and sales of photo hardware and supplies.

•	Community - communities offer an interactive location where the user can find a one-stop-shop catering to photography.

We offer all of these services, except community and related content/education, through our syndicated websites.

Network

The market for our solutions and technologies is new, evolving and growing rapidly. Our business model of being an open, scalable and secure network provider for the photofinishing industry is currently unique. The most notable names in the online photofinishing business, names such as Kodak’s EasyShare Gallery (formerly known as Ofoto, and now fully reincorporated into Kodak proper) and Shutterfly, do not currently compete for our retail customers. These companies have focused on a pure business to consumer model of online photofinishing. These companies are competing directly with the established “mail order” players such as Mystic Color and District Photo (the world's largest mail order photofinishing operator). It is worth noting that mail order generally declined as a market force over the last decade as the one-hour onsite operations of retailers came to dominate the photofinishing landscape. We believe consumers will continue to show a preference for the in-store printing solutions offered by our retailers.

Our most significant competitor is HP’s Snapfish. Prior to HP’s acquisition of Snapfish in 2005, Snapfish was focused on a pure business to consumer model, competing with Kodak’s Ofoto (at the time) and Shutterfly. During 2005, Snapfish entered the distributed printing model (as used by us) when it signed Costco USA. Immediately thereafter it was purchased by HP for an undisclosed amount. Although Snapfish now competes with us under a distributed printing model for retailers they continue to operate their business to consumer (“mail order”) model, which is in essence a competitor to the retailers that they aspire to contract with. We believe that continuing to support the business to consumer model may send a mixed message to the retailer and this may be an advantage to us, as we compete with Snapfish for large US retailers.

Photofinishing retailers are our true customers. Organizations such as Kodak, Fuji, Pixology, and Pixel Magic also compete with our service in varying manners, but all also work with retailers in terms of providing equipment to scan silver halide images to digital, digital print equipment and some provide online storage and web site hosting. We believe that we can co-exist in many retail environments with these other industry players without directly competing with them, as our services are independent of the type of digital imaging hardware the retailer prefers to use. We also believe that we can deliver the secure network component and lab broker system of delivering print orders from outside parties without having to compete on the equipment, hosting and storage business. Some larger retailers have created internal networks, however, such networks are restricted to that retailer’s stores.

One of our strengths is that we offer a complete solution that creates a secure and open network, which is agnostic to the brand of digital minilabs being utilized by the photofinishing retailer. This allows different retailers and web properties to do business together if they so desire. Up until now, the climate has been fairly one-dimensional with closed, non-integrated networks. Our business model allows us to create a multi-dimensional digital image network.

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

We believe that one of differentiating factors is the advantage being a small and efficient organization to make speedy and informed decisions. This flexibility means the retailer or their customer does not have to go through levels of bureaucracy to get a decision, act upon it and have a solution implemented. We believe that the principal factors enabling us to compete, include: a complete solution service; strategic market positioning; channel distribution; and the functionality and architecture of our technologies. The relative importance of each of these factors depends upon the specific customer involved.

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

In April, 2004, we exercised our call options with the limited partners thereby acquiring all of the Limited Partnership units. Under the terms of the call option agreements we issued 16,100,000 common shares and 13,650,000 common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one additional common share of us at a price of $0.10 per share up to June 30, 2004. We recorded the redemption of the PhotoChannel LP at the fair value of the common shares and common share purchase warrants (See note 6(a)(vii) of our consolidated financial statements for the year ended September 30, 2006). For Canadian GAAP, we recorded the offsetting amount as an increase in our deficit and for US GAAP as goodwill.

D. Property, plant and equipment
Our executive offices are located at 425 - 590 Carrall Street, Vancouver, British Columbia, Canada, V6B 6E3. The premises currently comprise approximately 6,602 square feet in an office building. The premises are leased from an unaffiliated party for a period of forty-nine months expiring on July 31, 2007. The base monthly rent was approximately $3,995 for the period July 1, 2003 to May 31, 2004, $6,506 for the period June 1, 2004 to July 14, 2006 and $9,903 for the period July 15, 2006 to July 31, 2007.

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

General

In this section, we explain our consolidated financial condition and results of operations for each of the years ended September 30, 2006, 2005 and 2004. As readers read this section, they may find it helpful to refer to our consolidated financial statements at the end of this annual report and the information contained in the section entitled "Selected Financial Data" in Item 3 of Part I of this annual report.

Our consolidated financial statements were prepared in accordance with Canadian GAAP. See Note 16 to the consolidated financial statements for the year ended September 30, 2006 for a discussion of material measurement differences between Canadian and US GAAP, as it relates to us.

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

Revenue recognition: During fiscal year 2006, we earned installation, membership, commission and archival revenue from the provision of the PhotoChannel Network to electronically connect photofinishing retailers to their customers, through the Internet. Revenue received in advance from installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photofinishing retailers for the connection to the PhotoChannel Network is earned and recognized monthly as the connection is provided. Revenue from commissions earned on transactions processed by the photofinishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer. Revenue from archival fees earned on digital images, stored on the PhotoChannel Network, is recognized as the service is provided to the end customer.

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

As a result of adoption, the Company applied the recommendations with retroactive application and recorded an adjustment to opening deficit of $314,011 in its fiscal 2005 financial statements and recognized a compensation expense of $215,084 and $124,338 for stock options issued to employees for the years ended September 30, 2006 and 2005, respectively.

Special Note Regarding Forward-Looking Statements

We have made forward-looking statements in this annual report that are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future results of operations. Also, when we use such words as "believe," "expect," "anticipate," "plan," "could," "intend" or similar expressions, we are making forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks are discussed in Item 3. D “Risk Factors.” In particular, the statements contained in Item 4B “Business Overview”, this Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties. Given these uncertainties, we caution readers not to place undue reliance on such forward-looking statements.

We expressly disclaim any obligation or undertaking to provide an update or revision to any forward looking statement contained herein to reflect any change in our expectations or any change in events, conditions or circumstances on any which any statement is based. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission.

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

Today, although we have solved many of our past problems, we continue to be beset with the challenge of rapidly deploying our solution and achieving profitability. We believe that we are well positioned to take advantage of the large, ever increasing, digital imaging market.

Years Ended September 30, 2006 and September 30, 2005

Revenue

Our strategy is to focus on being a digital imaging technology provider for a wide variety of businesses including: photofinishing retailers; professional and commercial photo processing labs; image content owners; and targeted portal services. Our digital Network is focused on delivering digital image orders from capture to fulfillment under the control of the originating photofinishing retailer. We charge our photofinishing retailers an upfront fee for the development of their website, a monthly fee for their connection to the Network and earn a transaction fee for every order placed through the Network. In addition, we charge the customers of the photofinishing retailers a storage fee for hosting their digital images.

Revenue for the year ended September 30, 2006 was $4,075,151 versus $2,116,503 for the year ended September 30, 2005. Revenue increased by 92.5% due to a 138.2% increase ($978,766) in transaction fees as an increased number of retailers and consumers began to adopt our services, a 83.4% increase ($563,656) in installation fees, and a 44.8% increase ($232,371) in membership fees. The increase in membership fees during fiscal 2006 was directly related to the increase in installation fees, as we connected additional retail locations to our Network offering these locations the ability to offer one hour photofinishing. With this one hour solution we charge our retailers a monthly fee for direct connection to our Network, that is referred to as a membership fee. We defer revenue from installation fees earned for the set-up of a customer website and recognize it as income over the estimated term of the customer relationship period. At September 30, 2006, we had deferred revenue of $226,594 (2005 - $188,040).

During the year ended September 30, 2006, as per note 13 to the consolidated financial statements, we derived $2,605,549 or 64% of our revenues from our largest customer, whom was our only customer contributing in excess of 10% of our total revenues for the period.

Operating Expenses and Net Loss

We recorded a loss for the year ended September 30, 2006 of $2,632,301 ($0.01 per share). This represents a decrease of $515,666 or 16.4% as compared to the loss attributed to common shareholders of $3,147,967 ($0.02 per share) for the year ended September 30, 2005. The decrease in loss during 2006 was primarily the result of our increased revenues and was partially offset by increases in research and development, Network delivery and sales and marketing costs during fiscal 2006. A comparison of operating results and non-operating events for the two years ended September 30th are set out in the table below.

Description	2006	2005
Loss from operations	($ 2,639,160)	($ 3,167,761)
Other items	6,859	19,794
Net loss for the year attributed to common shareholders	($ 2,632,301)	($ 3,147,967)

In fiscal 2006, expenses increased by $1,430,047 to $6,714,311 (2005 - $5,284,264) or 27.1% over 2005 expenses, primarily due to an increase in Network delivery, research and development and sales and marketing costs of 100.4%, 41.8% and 6.1%, respectively. Salaries, consulting, and customer service expenses across the whole company increased $445,519 to $3,761,887 (2005 - $3,316,368), a 13.4% increase over the year before.

In fiscal 2006, Network delivery costs increased $902,243 to $1,800,882 (2005 - $898,639), a 100.4% increase over the comparable period of 2005. This increase was primarily due to an increase in the number of lab server installations completed in fiscal 2006, as our customers continue to expand the number of their retail locations that can offer one hour online digital photofinishing. Transactions processed by our Network also increased, resulting in an increase in our usage of bandwidth (i.e. internet related costs), along with an increase in salaries related to customer service staff required. We expect these expenses to continue to increase, as the adoption of our service increases with consumers. Salaries and customer service in this area increased $119,958 to $334,591 (2005 - $214,633), a 55.9% increase over the same period in 2005.

In fiscal 2006, general and administration expenses decreased $291,729 to $1,472,957 (2005 - $1,764,686), a 16.5% decrease over the comparable period of 2005. The largest contributor to this decrease during fiscal 2006 was salaries and consulting, which decreased by $226,815 primarily due to a one time charge for severance in the amount of $178,027 to our former Chief Executive Officer in fiscal 2005 and a decrease of $15,020 in compensation expense for stock options vesting during the year ended September 30, 2006. Salaries and consulting expenses in this category were $784,434 (2005 - $1,011,249), down 22.4% from the year before in 2005.

In fiscal 2006, sales and marketing expenses increased $42,477 to $738,013 (2005 - $695,536), a 6.1% increase over the previous fiscal year. This increase was as a result of an increase in printing, advertising and promotion expenses. Salaries and consulting here decreased slightly by $12,500 to $554,270 (2005 - $566,770), a 2.2% decrease.

In fiscal 2006, research and development costs increased $678,315 to $2,299,859 (2005 -$1,621,544), a 41.8% increase over fiscal 2005. This increase is primarily due to the addition of staffing and consultants required to design, build and deploy a new infrastructure platform, while continuing to meet the demands of new and existing customers on our old infrastructure platform. The new platform allows our customers the ability to offer one hour online digital photofinishing to their consumers and us the ability to more cost effectively and rapidly deploy new retailer sites. Salaries and customer service in this area increased $564,876 to $2,088,592 (2005 - $1,523,716), a 37.1% increase over the same period in 2005.

In fiscal 2006, amortization expense increased $98,741 to $402,600 (2005 - $303,859), a 32.5% increase over fiscal 2005. This increase is primarily the result of the purchase of hardware and software in the amount of $777,479 related to our new infrastructure platform and the continued increase in usage by our retailers’ customers. The purchase of this new equipment provides us with future growth potential and the ability to scale much more efficiently, based upon our anticipated growth.

Operating loss for fiscal 2006 decreased by 16.7%, primarily due to an increase in revenues of 92.5% and was partially offset by an increase in operating expenses of 27.1% for the period.

Years Ended September 30, 2005 and September 30, 2004

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

In fiscal 2005, Network delivery costs increased $571,450 to $898,639 (2004 - $327,189), a 174.7% increase over the comparable period of 2004. This increase was primarily due to an increase in the number of lab server installations completed in fiscal 2005, as our customers continue to expand the number of their retail locations that can offer one hour online digital photofinishing. Transactions processed by our Network also increased, resulting in an increase in our usage of bandwidth (i.e. internet related costs), along with an increase in salaries related to customer service staff required. We expect these expenses to continue to increase, as the adoption of our service increases with consumers.

In fiscal 2005, general and administration expenses increased $343,267 to $1,764,686 (2004 - $1,421,419), a 24.2% increase over the comparable period of 2004. The largest contributor to this increase during fiscal 2004 was salaries and consulting, which increased by $256,810 primarily due to a one time charge for severance in the amount of $178,027 to our former Chief Executive Officer. Another large contributor was the adoption of the Canadian Institute of Chartered Accountants’ Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which resulted in a compensation expense of $85,176 for stock options issued to employees for the year ended September 30, 2005.

In fiscal 2005, sales and marketing expenses increased $53,530 to $695,536 (2004 - $642,006), an 8.3% increase over the previous fiscal year. This increase was as a result of an increase in salaries and consulting.

In fiscal 2005, research and development costs increased $342,306 to $1,621,544 (2004 -$1,279,238), a 26.8% increase over fiscal 2004. This increase is primarily due to the addition of staffing and consultants required to architect, build and deploy a new infrastructure platform, while continuing to meet the demands of new and existing customers on our old infrastructure platform. The new platform allows our customers the ability to offer one hour online digital photofinishing to their consumers and us the ability to more cost effectively and rapidly deploy new retailer sites.

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

B. Liquidity and Capital Resources

As at September 30, 2006, we had working capital of $2,088,763 compared to a working capital deficiency of $581,166 at September 30, 2005 and working capital of $543,740 at September 30, 2004. As a growth stage company, we continue to rely upon the sale of equity capital to maintain our operations and will continue to do so until we manage to reach a cash flow positive position.

For the year ended September 30, 2006, we raised a total of $5,569,970 of which $4,073,720 was from the issuance of our common shares and common share purchase warrants and $1,496,250 was on exercise of common share purchase warrants and options.

We began generating revenues in July 2001 through our Network solution. In September 2002, we, through our limited partnership signed our first large Canadian national photofinishing retailer. Throughout fiscal 2003, we continued to sign on large Canadian retailers through our limited partnership and signed our first large photofinishing retailer in the United States in December 2003. During fiscal 2004, we exercise our call option with the limited partners of the PhotoChannel LP and reacquired all rights to the contracts previously signed by the PhotoChannel LP with Canadian photofinishing retailers and we continued to contract with new Canadian and US retailers. Currently, our revenues exceed expenses, however, there is no guarantee that this will continue and therefore there continues to be significant risk that sufficient revenues will be generated through the Network solution to sustain operations. As a result, we may need to raise funds from private and public equity or debt offerings in order to remain in business.

We currently generate monthly revenues of approximately $450,000, of which $400,000 relates to recurring revenues from our Network and we have monthly recurring expenditures of approximately $400,000. We believe that cash on hand and recurring revenues will be sufficient to support our operating expenditures for fiscal 2007, without any revenue growth. We may access the equity markets for additional funding depending on actual sales and resulting cash flow during this period.

We are currently generating sufficient revenues to cover our operating expenses, however, if we are unable to continue generating positive cash flow from operations or raising funds, we may be required to either limit, curtail, cease or stop operations. In the event that we cease or stop operations, shareholders could lose their entire investment.

C. Research and development, patents and licenses, etc.

During the fiscal year ended September 30, 2006, we expended $2,299,859 on research and development related to our Network. This included architecting, building and commencing deployment of a brand new infrastructure platform, along with maintaining and enhancing our old platform for new and existing customers.

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

D. Trend Information

The photo industry is undergoing a massive revolution caused by technology. Three major trends have been reshaping the landscape. This first was the emergence of the digital camera as an increasingly viable replacement for film. The second is the ongoing deployment and consumer acceptance of digital cameras in mobile phones. The third is the deployment by retailers of digital printing equipment to enable them to make digital images from traditional images captured on film and to make prints from digital images. As the industry adapts to the technological advancements forcing new ways of business to be conducted, the opportunity exists for the emergence of new players to provide the products and services to make retailers with photofinishing operations successful. A fourth factor outside of the photo industry per se that is also affecting the digital photography landscape has been the increased prevalence of broadband Internet access at home for consumers.

The use of digital cameras is increasing and management believes that the popularity of the digital camera will continue to grow as the cost of such cameras continue to decrease and the availability of photographic quality digital print services increases, at retail, online, and at home. An estimated 55% of US households owned a digital camera by 2005, and this is expected to continue to grow to 81% by 2010.23  The use of digital cameras has increased dramatically (not only in North America, but worldwide) since their introduction in the mid 1990’s.There is no demographic which digital cameras are exclusive to, especially in light of constantly falling prices the last several years, nor is there a prohibitive degree of technological sophistication required to operate these cameras. The average price paid for a digital camera has fallen from $315 in 2004 to $303 in 2005, and continues to fall. 24

23 InfoTrends - 2005 Report

Photofinishing retailers originally viewed digital camera penetration as threatening their future. Film processing volume has been falling steadily the last years globally. In the U.S. alone, sales have fallen from 671 million rolls in 2003, to 571 million rolls in 2004, to 480 million in 2005 and an estimated 369 million in 2006 (a total drop of some 45% in that period). Commensurately, processing revenue has fallen in the same period from $5.39 billion in 2003 to an estimated $2.98 billion in 2006, a similar 44.7% drop.25 As consumers have switched their picture-taking activity from film to digital, one of the greatest challenges has been making them aware of the options for printing their digital pictures. The effect of digital cameras to date and future projections indicate that digital will have an additive effect on the growth of picture taking overall, especially as the cost to shoot a digital image is nothing as compared to film.

In 2003, 56 Billion digital photo exposures were taken worldwide, with growth to 144 Billion in 2005 and an estimated 312 Billion by 2008.26  The number of captured digital images in the USA (not including camera phones) has grown from 7.8 Billion in 2003, 12.9 Billion in 2004, 17.1 Billion in 2005, and an estimated 21.7 Billion in 2006. At the same time, the number of digital prints made by all methods has grown from 1.5 Billion (19.2% of total captured) in 2003, 3.1 Billion (24% of total) in 2004, 4.5 Billion (26.3% of total) in 2005, and an estimated 6.4 Billion (29.4% of total) in 2006. Film and digital cameras combined produced 14% fewer prints between 2000 and 2005 including retail, online, and home alternatives. Including prints made at home, the total value of printing was higher at $6.81 Billion in 2005 than the $6.23 Billion in 2000.27

The growth of printing at retail has recently outpaced home printing, and is expected to continue to do so in the next couple of years, for a variety of reasons. This is reflected in relative home and retail printing volumes, and for the first time since the introduction of digital cameras in the US, retail and online entities were the top destinations for digital printing in 2005. It is forecast that by 2008, of the digital photo exposures that get printed worldwide, 56 Billion or 43% will be printed by retailers. Translated into photofinishing revenue, it is predicted that digital photofinishing at retail, from both store location drop-off and online orders, will be a $6.2 Billion industry by 2008.

We continue to see a significant organic increase in the usage from our existing customers’ connected to our Network.

Data Sources: PMAI / PMA, InfoTrends, Hewlett Packard (HP)

E. Off-Balance Sheet Arrangements

Not Applicable

 F. Tabular Disclosure of Contractual Obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt	Nil	N/A	N/A	N/A	N/A
Capital (Finance) Lease	Nil	N/A	N/A	N/A	N/A
Operating Lease	$476,731	$319,939	$156,792	N/A	N/A
Purchase of Equipment	Nil	N/A	N/A	N/A	N/A
Other Long-Term Liabilities	Nil	N/A	N/A	N/A	N/A

Total	$476,731	$319,939	$156,792	N/A	N/A

24  PMA Marketing Research: Photo Industry 2006 Review and Forecast / NPD Techworld
25  All figures here taken from PMAI / PMA Marketing Research: Photo Industry 2006
26  Hewlett Packard (HP) as from your previous writing
27  PMA Marketing Research: Photo Industry 2006 Review and Forecast

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names, residences, ages, positions with us, principal occupations within the last five years and beneficial ownership of our securities of each of our directors and executive officers as at February 28, 2007 are as follows. All Directors serve until the next Annual General Meeting of our Shareholders.

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)(5)	Percentage of Outstanding Shares(6)
Peter Fitzgerald (1)(2) Herts, United Kingdom Director (July 31, 2001 - present)	58	March 3, 2005 - Present: President & CEO of the Company February 3, 2003 - Present: Chairman of the Company	1,857,492 Common Shares(7)	5.79%

Peter Scarth (1)(2) West Vancouver, BC, Canada Director (Oct 10, 2000 to present)	61	August 1, 2002 - October 4, 2004: President & CEO of the Company March 2001- February 3, 2004: Chairman of the Company; and March 2001 - June 10, 2002: Chief Executive Officer of the Company.	1,409,273 Common Shares(8)	3.66%

Cory Kent (1)(3) Vancouver, BC, Canada Director (March 10, 1999 - Present)	37	February 2003 to Present: Lawyer at Lang Michener LLP July 26, 2002 - March 13, 2003 Corporate Secretary of the Company; and 1996 to February 2003: Lawyer at Anfield Sujir Kennedy & Durno	98,999 Common Shares(9)	*

Doug Rowan (2)(3) Kirkland, WA, USA Director (March 24, 2005 - present)	69	July 1997 to Present: President and CEO of Imaging Solutions Corporation.	40,833 Common Shares(10)	*

Thomas Nielsen (1)(3) Seattle, WA, USA Director (June 23, 2005 - present)	36	October 2004 - Present: Director of Engineering, Adobe Systems; and October 1999 - August 2004: Product Unit Manager, Microsoft Corporation.	75,832 Common Shares(11)	*

Robert Chisholm Vancouver, BC, Canada	45	Nov. 2001 - Present: Chief Financial Officer of the Company; and 1999 - 2001: COO & CFO SCS Solars Computing Systems Inc.	232,165 Common Shares(12)	*

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)(5)	Percentage of Outstanding Shares(6)
Kyle Hall Vancouver, BC, Canada	41
March 13, 2003 - October 4, 2004: Corporate Secretary of the Company;
June 5, 2002 to Present: Executive Vice President, Business Development of the Company;
March 9, 2001 - July 5, 2002: Director of the Company;
March 9, 2001 - June 5, 2002: President & C00 of the Company; and
September 15, 2000 - March 9, 2001: Vice-President, Sales & Business Development of the Company’s US subsidiary.
			267,315 Common Shares(13)	*

Aaron Rallo Vancouver, BC, Canada	34
November 2004 - Present: Chief Technology Officer of the Company;
March 2003 to May 2004: Senior Program Manager of Digital Imaging Devices for Microsoft Corporation;
November 1999 to February 2003: Vice President of Product Development and Operations for Fuji Film E-systems.
			268,665 Common Shares(14)	*

Patricia Spice Vancouver, BC, Canada	59	December 1995 - Present: Executive Assistant, PhotoChannel Networks Inc. December 1, 1995 to July 6, 2002 and October 4, 2004 to present: Corporate Secretary of the Company	53,283 Common Shares(15)	*

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance Committee.

(4)
Information regarding shares beneficially owned or controlled is as of February 28, 2007 and has been furnished by the respective individuals. As such, we assume no responsibility for its accuracy or completeness. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. We believe that the beneficial owners of shares of our common shares listed above, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(5)
On November 2, 2006, we implemented a consolidation of our common shares on a one-new-common-share-for-10-old-common-shares basis. The number of shares disclosed as being beneficially owned or controlled by the named persons are shown on a post-consolidation basis.

(6)	Based on 27,204,994 common shares issued and outstanding as of February 28, 2007.

(7)	Includes 115,832 common shares that may be issued pursuant to stock options and 175,987 common share purchase warrants exercisable within the next sixty days.

(8)	Includes 87,499 common shares that may be issued pursuant to stock options and 300,000 common share purchase warrants exercisable within the next sixty days.

(9)	Includes 92,499 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(10)	Consists of 40,833 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(11)	Consists of 75,832 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(12)	Includes 154,165 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(13)	Includes 104,165 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(14)	Includes 266,665 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(15)	Includes 47,583 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

* Denotes beneficial ownership of less than 1% of the issued and outstanding common shares of our Company.

B. Compensation

During the fiscal year ended September 30, 2006, the aggregate amount of compensation paid by us and our subsidiaries to all directors and officers as a group for services in all capacities was $1,010,679. Of such amount, $nil was paid or accrued under a described bonus and profit sharing plans.

Our Company may grant, pursuant to the policies of the TSX Venture Exchange, stock options to directors, officers and employees of, and consultants to, our Company or a subsidiary of our Company, or to employees of a company providing management services to our Company or any of our subsidiaries. We have adopted a new stock option plan that is more fully described in Item 6.E of this annual report. In addition, as disclosed in more detail under Item 6. E, we have cancelled and re-priced certain outstanding options granted to our directors and officers.

During the fiscal year ended September 30, 2006, neither us nor our subsidiaries set aside or accrued any amount to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by us or our subsidiaries. The term “plan” includes all plans, contracts, authorizations or arrangements, whether or not set forth in any formal document.

The following table sets out all compensation paid to our Chief Executive Officer and our four most highly compensated executive officers other than the Chief Executive Officer during the fiscal periods indicated.

		Annual Compensation			Long Term Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Common Shares Under- Lying Options Granted (Number)
Peter Fitzgerald President & CEO	2006 2005	164,039 Nil	Nil Nil	Nil Nil	Nil Nil

Peter Scarth (1) President & CEO	2006 2005 2004	Nil Nil 116,666	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Kyle Hall (2) EVP Business Development	2006 2005 2004	150,000 150,000 179,166	50,000 Nil Nil	Nil Nil Nil	Nil Nil Nil

Timothy Kerbs (3) EVP Operations	2006 2005 2004	158,213 153,702 173,298	46,478 Nil Nil	Nil Nil Nil	Nil Nil Nil

Robert Chisholm CFO	2006 2005 2004	150,000 150,000 179,166	50,000 Nil Nil	Nil Nil Nil	Nil Nil Nil

Aaron Rallo CTO	2006 2005	164,583 134,659	50,000 Nil	Nil Nil	Nil Nil

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

(3)
On March 29, 2001 Timothy J. Kerbs, formerly VP Operations for our US subsidiary, PhotoChannel, Inc., became our Executive Vice President of Network Services and a director. On June 5, 2002, Mr. Kerbs resigned as a director and on April 30, 2006 Mr. Kerbs resigned from our company.

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

D. Employees

We currently have thirty-five (35) permanent full-time employees, two (2) permanent part-time employees and six (6) consultants we retain for regular engagements. None of our staff are unionized.

Executive Officers	5
Operations	10
Finance/Administration	6, includes 3 executive officers.
Technology and Applications	23, includes 1 executive officer.
Sales, and Business Development	4, includes 1 executive officer.

E. Share Ownership

As disclosed in Item 6. A, each of our current directors and executive officers has reported to us the number of common shares he or she beneficially owned in our Company as of February 28, 2007. To determine beneficial ownership for these purposes, each director or executive officer is deemed to be the beneficial owner of securities over which he or she exercises voting or investment power; and of securities that he or she has the right to acquire within sixty days, pursuant to such events as the exercise of a stock option, warrant or right, or through the conversion of a security, or through the power to revoke a trust or the automatic termination of a trust. Based on the information provided by our directors and executive officers, they as a group beneficially owned a total of 2,842,797 common shares.

As of February 28, 2007, options to purchase an aggregate of 2,072,601 common shares had been granted and were outstanding, as follows:

Number of Common Shares	Exercise Price Per Common Share	Expiration Date

357,234	$1.50	May 27, 2007
30,000	$1.50	September 2, 2008
137,500	$1.50	November 24, 2008
95,000	$1.50	August 29, 2010
250,000	$1.50	September 9, 2010
457,867	$1.25	March 5, 2011
745,000	$2.32	December 11, 2011

As of February 28, 2007, a total of 1,388,417 common shares were subject to options held by our directors and executive officers as a group. The following table sets forth particulars of the options held by each of our directors and executive officers:

Name	Grant Date	Exercise Price	Expiration Date	Total Number of Options
Peter Fitzgerald Director, President, CEO and Chairman	May 27, 2002 November 24, 2003 March 5, 2006 December 11, 2006	$1.50 $1.50 $1.25 $2.32	May 27, 2007 November 24, 2008 March 5, 2011 December 11, 2011	50,000 25,000 35,000(1) 35,000(2)

Peter Scarth Director	November 24, 2003 March 5, 2006 December 11, 2006	$1.50 $1.25 $2.32	November 24, 2008 March 5, 2011 December 11, 2011	25,000 35,000(1) 100,000(2)

Cory Kent Director	November 24, 2003 March 5, 2006 December 11, 2006	$1.50 $1.25 $2.32	November 24, 2008 March 5, 2011 December 11, 2011	30,000 35,000(1) 100,000(2)

Doug Rowan Director	August 29, 2005 March 5, 2006	$1.50 $1.25	August 29, 2010 March 5, 2011	35,000 11,667(1)

Thomas Nielsen Director	August 29, 2005 March 5, 2006 December 11, 2006	$1.50 $1.25 $2.32	August 29, 2010 March 5, 2011 December 11, 2011	35,000 35,000(1) 35,000(2)

Robert Chisholm Chief Financial Officer	May 27, 2002 November 24, 2003 March 5, 2006 December 11, 2006	$1.50 $1.50 $1.25 $2.32	May 27, 2007 November 24, 2008 March 5, 2011 December 11, 2011	75,000 12,500 50,000(1) 75,000(2)

Kyle Hall Executive VP, Business Development	August 29, 2005 November 24, 2003 March 5, 2006 December 11, 2006	$1.50 $1.50 $1.25 $2.32	August 29, 2010 November 24, 2008 March 5, 2011 December 11, 2011	25,000 12,500 50,000(1) 75,000(2)

Aaron Rallo Chief Technology Officer	September 9, 2005 March 5, 2006 December 11, 2006	$1.50 $1.25 $2.32	September 9, 2010 March 5, 2011 December 11, 2011	200,000 50,000(1) 75,000(2)

Patricia Spice Corporate Secretary	May 27, 2002 November 24, 2003 March 5, 2006 December 11, 2006	$1.50 $1.50 $1.25 $2.32	May 27, 2007 November 24, 2008 March 5, 2011 December 11, 2011	25,500 1,250 15,000(1) 25,000(2)

(1) These options vest over eighteen (18) months and will be fully vested on August 5, 2007.

(2) These options vest over eighteen (18) months and will be fully vested on May 11, 2008.

Stock Option Plan

Our Company initially adopted a stock option plan in 1997. At our Company’s annual general meeting held on March 10, 2004, our shareholders approved an increase in the number of common shares reserved for issuance under the plan to 18,000,000 common shares (as so amended, the “2004 Plan”).

At our Company’s annual general meeting held on March 6, 2006, our shareholders approved a new stock option plan (the “2006 Plan”) which provides for a “rolling” number of underlying shares rather than a “fixed” number of shares. Specifically, the 2006 Plan provides that the maximum number of common shares reserved for issuance upon exercise of any options granted under the 2006 Plan shall be equal to 10% of the issued and outstanding common shares of our Company at the time the options are granted, less the number of shares reserved for issuance under any outstanding options. This will mean that there can never be more than 10% of our Company’s issued and outstanding common shares reserved for issuance under the 2006 Plan at any point in time.

Eligible Optionees

Under the policies of TSX Venture Exchange, to be eligible for the issuance of a stock option under the 2006 Plan, an Optionee must be, at the time the option is granted, a director, officer or employee of, or a consultant to, our Company or a subsidiary of our Company, or an employee of a company providing management services to our Company or any of our subsidiaries.

Options may be granted only to an individual or to a non-individual that is wholly owned by individuals eligible for an option grant. If the option is granted to a non-individual, it must provide the TSX Venture Exchange with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any individual or other entity as long as the option remains in effect, without the consent of the TSX Venture Exchange.

Material Terms of the 2006 Plan

The following is a summary of the material terms of the 2006 Plan:

(a) all options granted under the 2006 Plan are non-assignable, non-transferable and exercisable for a period of up to 5 years (10 years if our Company becomes listed as a Tier 1 issuer on the TSX Venture Exchange);

(b) for stock options granted to employees or service providers (inclusive of management company employees), our Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of our Company or any subsidiary;

(c) if an Optionee ceases to be employed by our Company (other than as a result of termination with cause) or ceases to act as a director or officer of our Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date of such Optionee ceases to be employed or act as an officer or director (30 days if the Optionee is engaged in “Investor Relations Activities: as defined in the policies of the TSX Venture Exchange, and our Company remains listed on the TSX Venture Exchange as a Tier 2 issuer);

(d) the minimum exercise price of an option granted under the New Plan must not be less than the Discounted Market Price (as defined in the policies of the TSXV);

(e) no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of our Company in any one year period; and

(f) as indicated above, outstanding stock options granted under the 2004 Plan are now deemed to have been granted under the 2006 Plan and will be subject to the terms and conditions of the 2006 Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of our directors and senior officers, as of February 28, 2007, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over 5% or more of our outstanding common shares, except as noted below. Our directors and officers, as a group, control us by reason of their positions with us and their ownership of common shares and common share options. As a group, they beneficially own, directly or indirectly, 4,303,857 common shares, representing about 15.8% of our presently issued and outstanding common shares (including an aggregate of 985,073 common shares that are reserved for issuance pursuant to stock options and 475,987 common shares reserved for issuance under common share warrant agreement that are all exercisable within sixty days).

Pursuant to the policies of the TSX Venture Exchange, where an issuance of securities may result in the creation of a new control person of an issuer (which is a person holding greater than 20% of the outstanding securities of an issuer is deemed to be), the issuance must be approved by the disinterested shareholders of the company. To the knowledge of our directors and senior officers, as of February 28, 2007 no person or corporation owned or had the intent of acquiring 20%or greater of our securities.

Peter Fitzgerald is our Chairman and is a significant shareholder and investor in us. Currently, Mr. Fitzgerald owns 1,565,673 of our common shares or 5.8% of our outstanding common shares. Mr. Fitzgerald also holds 115,832 common share options and 175,987 common share purchase warrants that are all exercisable with sixty days and if he were to exercise all of these options and warrants and assuming no other common shares of us are issued prior to such exercise, Mr. Fitzgerald could own 1,857,492 of our common shares, representing 6.8% of our then outstanding securities, as of February 28, 2007.

As of February 28, 2007, our shareholders’ register listed approximately 70 registered shareholders holding an aggregate of 27,204,994 common shares. A total of 34 of these registered shareholders were shown to be residents of Canada, owning 24,617,534 shares representing 90.5% of our issued and outstanding common shares. A total of 23 of these registered shareholders were shown to be residents of the United States, owning 2,274,113 shares representing 8.4% of our issued and outstanding common shares.

B. Related Party Transactions

None of our directors or executive officers, or any associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect us, other than as disclosed herein.

For the fiscal year ended September 30, 2006, wages and consulting fees of $983,313 were paid to our directors and officers and consulting fees were paid to companies controlled by directors and officers of us of approximately $77,366. The fees were paid as part of the annual compensation as disclosed in Item 6. B.

All transactions entered into with Management as disclosed in this section were based on terms and conditions that are similar to those of transactions with disinterested third parties.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see the Consolidated Financial Statements listed in Item 18 hereof and included at the end of this annual report.

Legal Proceedings.

As of February 28, 2007, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities. We are involved in claims litigation arising in the ordinary course of business. In the opinion of management, the outcome of such claims litigation, if decided adversely, could have an effect on the operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters will not materially affect our consolidated financial position.

B. Significant Changes

Since the date of the audited consolidated financial statements, there have been no significant changes other than as detailed in Liquidity and Capital Resources in Item 5.B and in Business Overview in Item 4.B.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9A(4) and Item 9C.

A. (4). Price History

Market and Trading Prices

Our common shares are listed and posted for trading on the TSX Venture Exchange, commonly called the TSX-V, under the trading symbol “PN”. Our shares were first listing for trading on the Montreal Exchange (“ME”), in Montreal, Quebec, Canada, which merged with the Canadian Venture Exchange (“CDNX”) in September 2001 and effective October 1, 2001 we began trading on the CDNX. Subsequently the CDNX was acquired by the TSX in 2002 and on April 1, 2002 we were listed for trading on the TSX-V. On November 2, 2006, we implemented a consolidation of our common shares on a one-new-common-share-for-10-old-common-shares basis. The following table sets forth the reported high and low sale prices of our common shares as reported by the TSX-V for each full quarterly period within our two most recent fiscal years on a post consolidated basis.

		Sales Prices (CAN$)
Common Shares		High	Low

Annual Data	2006	$3.75	$0.95
	2005	1.90	0.70
	2004	3.90	1.15
	2003	3.20	0.70
	2002	1.20	0.50

Quarterly data	2006
	December 31, 2006	$3.75	$2.10
	September 30, 2006	2.60	1.00
	June 30, 2006	1.20	0.95
	March 31, 2006	1.65	1.00

	2005
	December 31, 2005	$1.40	$0.95
	September 30, 2005	1.45	0.75
	June 30, 2005	1.15	0.70
	March 31, 2005	1.90	1.00
	December 31, 2004	1.95	1.40

Monthly Data	February 2007	$5.77	$4.40
	January 2007	4.95	3.40
	December 2006	3.75	2.50
	November 2006	3.10	2.20
	October 2006	2.85	2.10
	September 2006	2.60	1.60

Our common shares are also listed on the NASD Over the Counter Bulletin Board (“NASD OTC BB”) in the United States, however, we do not presently have an active market maker in the United States. The following table sets forth the high and low sales prices for the common shares on the NASD OTC BB for each full quarterly period within our two most recent fiscal years on a post consolidated basis.

		Sales Prices (US$)
Common Shares		High	Low

Annual Data	2006	$3.29	$0.63
	2005	1.70	0.50
	2004	2.80	0.80
	2003	2.50	0.10
	2002	0.95	0.10

Quarterly data	2006
	December 31, 2006	$3.29	$1.95
	September 30, 2006	1.88	0.90
	June 30, 2006	1.08	0.63
	March 31, 2006	1.60	0.72

	2004
	December 31, 2005	$1.27	0.80
	September 30, 2005	1.25	0.60
	June 30, 2005	1.00	0.50
	March 31, 2005	1.70	0.80
	December 31, 2004	1.90	1.20

Monthly Data	February 2007	$4.88	$3.78
	January 2007	4.20	2.91
	December 2006	3.29	2.20
	November 2006	2.75	2.00
	October 2006	2.75	1.65
	September 2006	2.33	1.27

Our common share register indicates that 23 persons holding approximately 8.4% of our outstanding common stock are persons with United States addresses. We have no information and express no opinion regarding the identities, addresses or holdings of the beneficial owners of these securities.

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

In March 2004, the Company Act (British Columbia) (the "BCCA") was replaced by the Business Corporations Act (British Columbia) (the "BCA"). All companies incorporated under the BCCA were required complete a transition application under the BCA by March 29, 2006. We have been successfully transitioned under the BCA. We filed a Notice of Articles in June 2005. At our annual general meeting held on March 24, 2005, our shareholders adopted a new set of Articles which is intended to take advantage of the increased flexibility afforded by the BCA with respect to certain provisions of our Charter Documents. Details of our Notice of Articles and Articles were disclosed in our annual report on Form 20-F for the fiscal year ended September 30, 2005, as filed with the Securities and Exchange Commission. A copy of our Articles was filed as an exhibit to our annual report on Form 20-F for the fiscal year ended September 30, 2005. There have been no changes to the Notice of Articles or Articles since that time.

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

1.
The rental agreement for our executive offices located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, Canada. The premises comprise approximately 2,663 square feet in an office building. We lease the premises from a third party corporation. The lease is for a period of three years, expiring on July 31, 2004. The base monthly rent is approximately $3,994.50.*

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

17.
The Services Agreement with Wal-Mart Canada Corp., dated April 11, 2003. This Agreement is for a period of two years, expiring April 10, 2005 (the “Term”) and automatically renews for one year periods unless written notice is provided by one party to the other not less than thirty (30) days prior to the end of the Term or the then current renewal term.*

18.
The rental agreement for our executive offices located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on May 16, 2003. The amendment comprises the addition of approximately 1,674 square feet in the office building. We lease the premises from a third party corporation. The amendment has extended the term of the lease by three (3) years to July 31, 2007. The new monthly base rent, effective June 1, 2004, has been increased to approximately $6,505.50.*

19.
The Services and Software Agreement with CVS Pharmacy, Inc., dated February 1, 2006. This Agreement is for a period of three years, expiring January 31, 2009 (the “Term”) and automatically renews for twelve month periods (to a maximum of 36 months) unless written notice is provided by one party to the other not less than ninety (90) days prior to the end of the Term or the then current renewal term.

20.
The rental agreement for our executive offices located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on June 22, 2006. The amendment comprises the addition of approximately 2,265 square feet in the office building. We lease the premises from a third party corporation. The amendment commenced on July 15, 2006 and is effective until July 31, 2007. The new monthly base rent, effective July 15, 2006, has been increased to approximately $9,903.00.

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

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding tax provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders are advised to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state, or local taxes.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for any of our shareholders who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of our common stock as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in our stock is effectively connected with such permanent establishment or fixed base. This summary is based upon the provisions of the Canadian Tax Act including the regulations thereunder (the “Regulations”) in force as of the date hereof and Counsels’ understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency (the “CRA”). Except for specifically proposed amendments (the “Proposed Amendments”) to the Tax Act and the Regulations that have been publicly announced by or on behalf of the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative practices and policies of the CRA. There can be no assurance that the Proposed Amendments will be enacted in their present form, or at all. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of the Securities. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

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

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer or provide a pension, retirement or employee benefit fund or plan, if it is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses realized and included in income are at 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)
the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)
the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, or was a resident in Canada at any time during the 10 years immediately preceding, and the shares were owned by the shareholder when they ceased to be resident in Canada, or

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

F. Dividends and Paying Agents

Not Applicable.

G. Statements by Experts

Not Applicable.

H. Documents on Display

The documents concerning us which are referred to in this annual report may be inspected at our offices located at 590 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3.

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

There have not been any defaults with respect to dividends, arrearages or delinquencies since September 30, 2006.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of our security holders or use of proceeds since September 30, 2006.

ITEM 15.	CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of September 30, 2006 being the date of our most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of our chief executive officer, Mr. Peter David Fitzgerald and our chief financial officer, Mr. John Robert Chisholm. Based upon that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in our reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

During our most recently completed fiscal year ended September 30, 2006, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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

The members of the audit committee are Peter Scarth, Peter Fitzgerald and Thomas Nielsen.

Our Board of Directors has determined that Peter Fitzgerald qualifies as a “financial expert”, however, he is not independent according to the standards for audit committee member independence prescribed by the American Stock Exchange.

The members of the audit committee are Peter Scarth, Peter Fitzgerald and Thomas Nielsen. Two members of the audit committee are independent (being Peter Scarth and Thomas Nielson) and all audit committee members are financially literate.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.	Audit Fees

The aggregate fees billed by our auditors were CDN $80,000 and CDN$67,500 for the fiscal years ended 2006 and 2005, respectively.

B.	Audit-Related Fees

The aggregate fees billed by our auditors for audit-related fees were CDN$13,000 and CDN$5,000 for the fiscal years ended 2006 and 2005, respectively.

C.	Tax Fees

The aggregate fees billed by our auditors for tax fees were CDN$14,250 and CDN$5,000 for the fiscal years ended 2006 and 2005, respectively.

D.	All Other Fees

Nil

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

We are providing financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles or Canadian GAAP. See Note 16 to the consolidated financial statements for a reconciliation of the measurement differences between Canadian and US GAAP, as they relate to us.

The financial statements and notes thereto as required under Item 18 are attached hereto and are found immediately following the text of this annual report.

ITEM 19.	EXHIBITS

(a) The following exhibits are filed as part of this annual report:

Exhibit Number	Description
1.1	Notice of Articles as filed under the Business Corporations Act (British Columbia) (the "BCA").(1)

1.2	Articles as filed under the BCA.(1)

4.1	The rental agreement for our executive offices in Canada with Electric Avenue Properties Inc., dated July 12, 2001.*

4.2	The Hosting Solutions Contract with TELUS Communications Inc., dated September 11, 2001.*

4.3	The Internetworking Services Agreement with TELUS Communications Inc., dated September 11, 2001.*

4.4	The Distribution Agreement, with NBJ Enterprises Ltd., dba Skana Photo-Lab Products, dated February 1, 2002 and amended July 1, 2002.*

4.5	The License Agreement with PhotoChannel Networks Limited Partnership, dated February 14, 2002.*

4.6	The Operating Agreement with PhotoChannel Networks Limited Partnership, dated February 14, 2002.*

4.7	The Support Agreement with PhotoChannel Networks Limited Partnership, dated May 2, 2002.*

4.8	The Management Agreement with PhotoChannel Networks Limited Partnership, dated June 4, 2002.*

4.9
The Amended & Restated Limited Partnership Agreement with 620077 B.C. Ltd., Discovery Capital 2001 Technology Limited Partnership, TELUS Corporation, Ex Fund Technologies Corp. and Peter Scarth, dated June 4, 2002.*

4.10	The Option Agreement with Discovery Capital 2001 Technology Limited Partnership, dated June 4, 2002.*

4.11	The Option Agreement with TELUS Corporation, dated June 4, 2002.*

4.12	The Option Agreement with Ex Fund Technologies Corp., dated June 4, 2002.*

4.13	The Option Agreement with Peter Scarth, dated June 4, 2002.*

4.14	The License and Services Agreement with Black Photo Corporation, dated September 13, 2002.*

4.15	The License and Services Agreement with Giant Eagle, Inc., dated December 12, 2002.*

4.16	The Letter Agreement with Photolab.ca, a division of Loblaw Group of Companies, dated February 6, 2003.*

4.17	The Services Agreement with Wal-Mart Canada Corp., dated April 11, 2003.*

4.18	The rental agreement for our executive offices located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on May 16, 2003.*

4.19
The Services and Software Agreement with CVS Pharmacy, Inc., dated February 1, 2006. This Agreement is for a period of three years, expiring January 31, 2009 (the “Term”) and automatically renews for twelve month periods (to a maximum of 36 months) unless written notice is provided by one party to the other not less than ninety (90) days prior to the end of the Term or the then current renewal term.(1)

4.20
The rental agreement for our executive offices located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on June 22, 2006. The amendment comprises the addition of approximately 2,265 square feet in the office building. We lease the premises from a third party corporation. The amendment commenced on July 15, 2006 and is effective until July 31, 2007. The new monthly base rent, effective July 15, 2006, has been increased to approximately $9,903.00.(1)

12.1	Section 302(a) Certification of CEO.(1)

12.2	Section 302(a) Certification of CFO.(1)

13.1	Section 906 Certifications of CEO and CFO.(1)

(1) Filed herewith.
*  Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.
(Registrant)

Date: March 30, 2007	By:	/s/Peter David Fitzgerald
Peter David Fitzgerald
Chairman

PhotoChannel Networks Inc.

Consolidated Financial Statements
September 30, 2006, 2005 and 2004
(expressed in Canadian dollars)

Independent Auditors’ Report

To the Shareholders of
PhotoChannel Networks Inc.

We have audited the consolidated balance sheets of PhotoChannel Networks Inc. as at September 30, 2006 and 2005 and the consolidated statements of shareholders’ equity (deficiency), loss and deficit and cash flows for each of the years in the three-year period ended September 30, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2006 in accordance with generally accepted accounting principles in Canada.

As described in note 2, the Company changed its method of accounting for stock-based compensation on October 1, 2004. As described in note 6, the consolidated financial statements of the Company have been revised to reflect the reverse stock split.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
December 11, 2006
(except for notes 6 and 16 which are as at March 28, 2007)

COMMENTS BY AUDITORS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Generally accepted auditing standards in Canada, do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
March 28, 2007

PhotoChannel Networks Inc.
Consolidated Balance Sheets
As at September 30, 2006 and 2005

(expressed in Canadian dollars)

	2006 $	2005 $
Assets

Current assets
Cash and cash equivalents	2,022,015	187,318
Accounts receivable (note 3)	1,311,867	417,766
Prepaid expenses	156,476	133,093

	3,490,358	738,177

Property, plant and equipment (note 4)	1,235,789	870,075

Deferred charges (note 2)	157,157	-

	4,883,304	1,608,252

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 5)	1,221,948	1,138,203
Deferred revenue - current portion	179,647	181,140

	1,401,595	1,319,343

Deferred revenue - long-term portion	46,947	6,900

	1,448,542	1,326,243

Shareholders’ Equity

Capital stock (note 6)	49,115,790	43,625,343

Contributed surplus	9,958,544	9,303,378

Loans receivable (note 6)	-	-

Warrants (note 6)	338,314	698,873

Deficit	(55,977,886)	(53,345,585)

	3,434,762	282,009

	4,883,304	1,608,252

Nature of operations and going concern (note 1)

Commitments (note 15)

Approved by the Board of Directors

“Peter Fitzgerald” Director	“Cory Kent” Director

The accompanying notes are an integral part of these consolidated financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Shareholders’ Equity (Deficiency)
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

	Capital stock				Other capital accounts

	Number of Shares (Restated - note 6)	Amount $	Contributed surplus $	Loans receivable $	Number of warrants (Restated - note 6)	Amount $	Number of Limited Partnership units	Amount $	Deficit $	Total shareholders’ equity (deficiency) $
Balance - September 30, 2003	12,731,354	31,826,678	6,976,915	(122,206)	1,329,447	2,168,522	1,610	-	(40,176,059)	673,850
Issuance of shares for cash from exercised options	108,033	162,050	-	-	-	-	-	-	-	162,050
Private placement of 960,000 units	960,000	794,575	-	-	960,000	279,176	-	-	-	1,073,751
Shares and warrants issued on redemption of Limited Partnership units	1,610,000	4,242,000	-	-	1,365,000	2,269,063	(1,610)	-	(6,511,063)	-
Shares issued on exercise of warrants relating to Limited Partnership	1,315,000	3,500,949	-	-	(1,315,000)	(2,185,949)	-	-	-	1,315,000
Expiry of Limited Partnership warrants	-	-	83,114	-	(50,000)	(83,114)	-	-	-	-
Shares issued on exercise of warrants	910,347	1,176,352	-	-	(910,347)	(259,045)	-	-	-	917,307
Employee loan	-	-	-	104,606	-	-	-	-		104,606
Loss for the year	-	-	-	-	-	-	-	-	(3,052,485)	(3,052,485)

Balance - September 30, 2004	17,634,734	41,702,604	7,060,029	(17,600)	1,379,100	2,188,653	-	-	(49,739,607)	1,194,079
Issuance of shares for cash from exercised options	38,500	57,750	-	-	-	-	-	-	-	57,750
Modification of existing warrants (note 6)	-	-	-	-	-	144,000	-	-	(144,000)	-
Stock-based compensation adjustment (note 2)	-	-	314,011	-	-	-	-	-	(314,011)	-
Compensation expense for options vested	-	-	124,338	-	-	-	-	-	-	124,338
Private placement of 2,497,350 units	2,493,750	1,589,718	-	-	1,246,875	258,791	-	-	-	1,848,509
Expiry of warrants	-	-	1,805,000	-	(210,000)	(1,805,000)	-	-	-	-
Shares issued on exercise of warrants	184,500	275,271	-	-	(184,500)	(87,571)	-	-	-	187,700
Employee loan	-	-	-	17,600	-	-	-	-	-	17,600
Loss for the year	-	-	-	-	-	-	-	-	(3,147,967)	(3,147,967)

Balance - September 30, 2005	20,351,484	43,625,343	9,303,378	-	2,231,475	698,873	-	-	(53,345,585)	282,009
Compensation expense for options vested	-	-	215,084	-	-	-		-	-	215,084
Private placement of 4,450,000 units	4,450,000	3,735,406	-	-	2,250,000	338,314		-	-	4,073,720
Expiry of warrants	-	-	440,082	-	(984,600)	(440,082)		-	-	-
Shares issued on exercise of warrants	1,246,875	1,755,041	-	-	(1,246,875)	(258,791)		-	-	1,496,250
Loss for the year	-	-	-	-	-	-		-	(2,632,301)	(2,632,301)

Balance - September 30, 2006	26,048,359	49,115,790	9,958,544	-	2,250,000	338,314	-	-	(55,977,886)	3,434,762

The accompanying notes are an integral part of these consolidated financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Deficit
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)
	2006 $	2005 $	2004 $
Revenue (note 9)	4,075,151	2,116,503	763,140

Expenses
Research and development (note 10)	2,299,859	1,621,544	1,279,238
Network delivery (note 10)	1,800,882	898,639	327,189
General and administration (note 10)	1,472,957	1,764,686	1,421,419
Sales and marketing (note 10)	738,013	695,536	642,006
Amortization	402,600	303,859	171,476

	6,714,311	5,284,264	3,841,328

	(2,639,160)	(3,167,761)	(3,078,188)

Interest and other income	33,655	7,088	6,775

Foreign exchange (loss) gain	(26,796)	12,706	18,928

Net loss for the year attributed to common shareholders	(2,632,301)	(3,147,967)	(3,052,485)

Deficit - Beginning of year	(53,345,585)	(49,739,607)	(40,176,059)

Redemption of Limited Partnership units	-	-	(6,511,063)

Modification of existing warrants (note 6)	-	(144,000)	-

Stock-based compensation adjustment (note 2)	-	(314,011)	-

Deficit - End of year	(55,977,886)	(53,345,585)	(49,739,607)

Basic and fully diluted net loss per share (restated - note 6)	(0.12)	(0.18)	(0.21)

Weighted average number of common shares	22,804,712	17,868,286	14,874,160

The accompanying notes are an integral part of these consolidated financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Cash Flows
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)
	2006 $	2005 $	2004 $
Cash flows from operating activities
Net loss for the year attributed to common shareholders	(2,632,301)	(3,147,967)	(3,052,485)
Items not affecting cash
Amortization	402,600	303,859	171,476
Stock-based compensation expense	215,084	124,338	-
Loss (gain) on disposal of property, plant and equipment	3,452	(6,819)	-

	(2,011,165)	(2,726,589)	(2,881,009)
Net change in non-cash working capital items (note 8)	(952,342)	363,159	(648,908)

	(2,963,507)	(2,363,430)	(3,529,917)

Cash flows from investing activities
Purchase of property, plant and equipment	(777,479)	(523,595)	(536,241)
Proceeds from disposal of property, plant and equipment	5,713	6,819	-

	(771,766)	(516,776)	(536,241)

Cash flows from financing activities
Issuance of common shares and warrants	4,073,720	1,848,509	1,073,750
Decrease in cash held in trust	-	-	345,000
Issuance of common shares on exercise of warrants and options	1,496,250	245,450	2,394,357
Repayment of loans receivable	-	17,600	104,606

	5,569,970	2,111,559	3,917,713

Increase (decrease) in cash and cash equivalents	1,834,697	(768,647)	(148,445)

Cash and cash equivalents - Beginning of year	187,318	955,965	1,104,410

Cash and cash equivalents - End of year	2,022,015	187,318	955,965

Supplementary information
Interest paid	4,244	3,811	51,657
Interest received	23,362	4,558	6,520
Taxes paid	-	-	-

Non-cash activities consist of
Redemption of Limited Partnership units	-	-	6,511,023
Expiry of warrants	440,082	1,805,000	55,413
Issuance of common shares on exercise of warrants	258,791	87,571	1,716,416

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

1	Nature of operations and going concern

PhotoChannel Networks Inc. (the company), through the PhotoChannel Network, electronically connects the photo-finishing retailer and its customers through the Internet and provides digital image delivery, hosting, storage and financial reporting for the photo-finishing retailer.

At September 30, 2006, the company had an accumulated deficit of $55,977,886 (2005 - $53,345,585; 2004 - $49,739,607). During the year ended September 30, 2006, the company used cash of approximately $2,967,000 (2005 - $2,357,000; 2004 - $3,530,000) to fund operations while obtaining approximately $5,570,000 (2005 - $2,112,000; 2004 - $3,918,000) from financing activities. The company has capital requirements in excess of its currently available resources and is dependent upon the proceeds of future financings to further finance the development and implementation of its business objectives. The company’s ability to continue its operations is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs in an industry characterized by rapid technological change. There is no assurance that the company will be successful in achieving any or all of these objectives in the foreseeable future.

Management is implementing a plan to address these uncertainties and to enable the company to continue as a going concern through the end of fiscal year 2007 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expanding the company’s customer base, and increasing revenues from operations. However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained. The accompanying financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

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

All material intercompany balances and transactions are eliminated upon consolidation.

(1)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

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

Leases

Leases in which a significant portion of the risk and rewards of ownership are retained by lessor are classified as operating leases. Payments made under operating leases are charged to the statement of operations and deficit on a straight-line basis over the term of the lease.

Deferred charges

During fiscal 2006, the company entered into a contract with a customer which included the provision for a cash rebate of transactional revenues billed over a fixed period of time. This amount is presented as deferred charge and is being amortized on a straight-line basis over the remaining period of the contract, which is 30 months.

(2)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Revenue recognition

Revenue is earned from the provision of the PhotoChannel Network to electronically connect photo-finishing retailers to their customers through the Internet. Revenue received in advance from installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photo-finishing retailers for the connection to the PhotoChannel Network is recognized as the service connection is provided. Revenue from commissions earned on transactions processed by the photo-finishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer. Revenue from archive fees from online image storage and professional fees are recognized as the services are provided.

Vendor consideration given to a customer

On October 1, 2005, the company adopted Emerging Issues Committee Abstract 156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products)” (EIC-156). In 2005, the company entered into sales agreement with certain customer where there are provisions for cash consideration if certain sales thresholds are met. Cash considerations offered by the company to a customer are recorded as a reduction in sales revenue in the company’s income statement.

EIC-156 was retroactively applied with no impact on prior year sales revenue.

Share issue costs

Direct costs associated with an issue of capital stock or special warrants are deducted from the related proceeds at the time of the issue.

Stock-based compensation plan

The company has a stock option plan, which is described in note 6. Options issued are accounted for in accordance with the fair value method of accounting for stock-based compensation as defined in the provisions of CICA Handbook Section 3870 “Stock-Based Compensation and other Stock-Based Payments”. The cost of the options is charged to earnings with an offsetting amount recorded to contributed surplus based on an estimate of the fair value determined using the Black-Scholes option pricing mode. The section applies to certain awards outstanding on the date of adoption, being October 1, 2004 for the company, and relates to all awards granted on or after October 1, 2002. As a result, the company applied the recommendations with retroactive application and recorded an adjustment to opening deficit of $314,011 in the fiscal year of 2005. Previously, the company disclosed the pro forma effect of employee stock-based compensation expense in the notes to the financial statements.

(3)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

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

(4)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

Comparative amounts

Comparative amounts have been reclassified, where necessary, to conform with the presentation adopted in the current year.

3	Accounts receivable

	2006 $	2005 $

Trade receivables	1,311,867	394,095
GST receivable	-	23,671

	1,311,867	417,766

4	Property, plant and equipment

	2006
	Cost $	Accumulated amortization $	Net $
Computer equipment	4,236,600	3,008,004	1,228,596
Software	272,992	272,992	-
Furniture and office equipment	156,640	153,064	3,576
Leasehold improvements	71,205	67,588	3,617

	4,737,437	3,501,648	1,235,789

(5)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

	2005

	Cost $	Accumulated amortization $	Net $
Computer equipment	3,499,995	2,639,305	860,690
Software	250,825	250,825	-
Furniture and office equipment	153,442	152,571	871
Leasehold improvements	71,205	62,691	8,514

	3,975,467	3,105,392	870,075

Amortization of property, plant and equipment for 2006 was $402,600 (2005 - $303,859; 2004 - $171,476).

5	Accounts payable and accrued liabilities

	2006 $	2005 $
Trade payables	749,931	578,049
Trade accruals	238,138	141,145
Accrued payroll taxes	159,207	158,717
Due to employees and consultants	74,672	135,292
Due to former employees	-	125,000

	1,221,948	1,138,203

6	Capital stock, stock options, special warrants, warrants and loans receivable

a)	Capital stock

Common shares

Authorized
Unlimited (2005 - Unlimited; 2004 - 50,000,000) common shares without par value

Issued
26,048,359 (2005 - 20,351,484; 2004 - 17,634,734) common shares without par value

(6)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Preferred shares

Authorized
Unlimited (2005 - Unlimited; 2004 - 10,000,000) preferred shares without par value

On November 2, 2006, the Company implemented, pursuant to the receipt of approval by its shareholders, the consolidation of its common shares on a ten for one basis. All of the warrants and options outstanding were also consolidated. In these consolidated financial statements, the information on the number of shares, options and warrants and earnings per share computations for all periods presented have been based on the consolidated number of shares. The Company's consolidated financial statements, released on January 29, 2007, did not reflect the share consolidation and have been restated to reflect the share consolidation.

Details of the material common stock, stock option and warrant transactions are as follows:

i)
Pursuant to a non-brokered private placement during the year ended September 30, 2006, the company issued 2,750,000 units for net proceeds of $2,540,720. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share of the company at a price of $1.50 per share for a period of one year from the date of closing. The net proceeds of $2,540,720 were allocated: $2,363,460 to common shares issued and $177,260 to the common share purchase warrants. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 69%; risk-free interest rate of 4.17%; and expected life of one year. The common share purchase warrants expire on May 30, 2007. During the year ended September 30, 2006, none of the common share purchase warrants were exercised.

ii)
Pursuant to a non-brokered private placement during the year ended September 30, 2006, the company issued 1,700,000 units for net proceeds of $1,533,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share of the company at a price of $1.50 per share for a period of one year from the date of closing. The net proceeds of $1,533,000 were allocated: $1,371,946 to common shares issued and $161,054 to the common share purchase warrants. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 80%; risk-free interest rate of 3.74%; and expected life of one year. The common share purchase warrants expire on November 15, 2006. During the year ended September 30, 2006, none of the common share purchase warrants were exercised.

iii)
At the company’s annual general meeting held on March 24, 2005, the company’s shareholders approved an increase in the authorized share structure to an unlimited number of common shares and an unlimited number of preferred shares.

(7)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

iv)
Pursuant to a non-brokered private placement during the year ended September 30, 2005, the company issued 2,493,750 units for net proceeds of $1,848,509. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share of the company at a price of $1.20 per share for a period of one year from the date of closing. The net proceeds of $1,848,509 were allocated: $1,589,718 to common shares issued and $258,791 to the common share purchase warrants. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 80%; risk-free interest rate of 3.03%; and expected life of one year. The common share purchase warrants expire on September 20, 2006. During the year ended September 30, 2006, all of the common share purchase warrants were exercised for proceeds of $1,496,250.

v)
Pursuant to a non-brokered private placement during the year ended September 30, 2004, the company issued 960,000 units for net proceeds of $1,073,751. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of the company at a price of $1.50 per share for a period of one year from the date of closing. The net proceeds of $1,073,751 were allocated: $794,575 to common shares issued and $279,176 to the common share purchase warrants. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of one year. The expiry date of these warrants was subsequently extended as noted immediately following.

vi)
During the year ended September 30, 2005, the expiry date of common share purchase warrants issued as part of the private placement during the year ended September 30, 2004 was extended by one year to July 7, 2006. This amendment resulted in an additional allocation to the common share purchase warrant in the amount of $144,000, charged directly to the deficit in fiscal 2005 as a distribution. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 80%; risk-free interest rate of 3.03%; and expected life of one year. During the year ended September 30, 2006, all of the common share purchase warrants expired unexercised.

(8)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

vii)
Pursuant to a call option agreement with the limited partners of the PhotoChannel LP, the company exercised its right to acquire all of the Limited Partnership units from the limited partners during the year ended September 30, 2004 (note 7). Under the terms of the call option agreements, the company issued 1,610,000 of its common shares and 1,365,000 common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one additional common share of the company at a price of $1.00 up to June 30, 2004. The 1,610,000 common shares issued to acquire the Limited Partnership units were attributed a value of $4,242,000, which was determined by taking the value of the common shares as quoted on the TSX Venture Exchange on the date of issuance. The 1,365,000 common share purchase warrants were attributed a value of $2,269,063, which was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; expected life of 2.5 months. During the year ended September 30, 2004, 1,315,000 common share purchase warrants were exercised for proceeds of $1,315,000 and the remaining 50,000 common share purchase warrants expired unexercised.

viii)
Pursuant to a non-brokered private placement during the year ended September 30, 2003, the company issued 566,947 units for net proceeds of $566,947. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share of the company at a price of $1.00 per share for a period of one year from the date of closing. The net proceeds of $566,947 were allocated: $406,414 to the common shares issued and $160,533 to the common share purchase warrants. During the year ended September 30, 2004, all of the common share purchase warrants were exercised for proceeds of $566,947.

b)	Stock options

The company initially adopted a stock option plan (the Plan) in 1997. At the company’s annual general meeting held on March 10, 2004, the number of common shares reserved under the Plan was increased to 1,800,000 common shares. At the company’s annual general meeting held on March 6, 2006, the Plan was amended to allow for a “rolling” number of shares rather than the past “fixed” number of shares. The amended Plan now allows for a maximum of 10% of the issued and outstanding common shares be reserved for issuance, less any previously outstanding options. As at September 30, 2006, the company has reserved 2,604,836 common shares (2005 - 1,800,000; 2004 - 1,800,000) under the Plan. The options, which expire five years after the date granted, are subject to various vesting requirements. Under the original terms of the Plan, the majority of options vest one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. However, at an extraordinary general meeting of the company’s shareholders held on December 7, 2001, the Plan was amended to include a change in the vesting period, permitting vesting of one-eighteenth of the options granted each month, with the first eighteenth vesting on the date of grant. Typically, options vest over an 18-month period.

(9)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

The following table summarizes activity under the company’s stock option plan as of September 30, 2004, 2005 and 2006:

Stock options	Number of options	Weighted average exercise price of outstanding options $	Weighted average exercise price of exercisable options $

Outstanding - September 30, 2003 (1,169,282 shares exercisable)	1,306,500	0.60	1.70
Granted	377,500	3.10
Expired	(108,033)	1.50

Outstanding - September 30, 2004 (1,289,300 shares exercisable)	1,575,967	2.00	1.80
Granted	470,000	1.50
Expired	(93,040)	3.80
Forfeited	(158,750)	3.20
Cancelled	(220,000)	1.90
Exercised	(38,500)	1.50

Outstanding - September 30, 2005 (1,237,344 shares exercisable)	1,535,677	1.60	1.70
Granted	615,000	1.30
Expired	(414,000)	1.50
Cancelled	(159,667)	1.70

Outstanding - September 30, 2006 (1,079,232 shares exercisable)	1,577,010	1.40	1.50

The following table summarizes information about stock options outstanding and exercisable at September 30, 2006:

	Options outstanding			Options exercisable

Exercise price $	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
1.30	615,000	4.4	1.30	202,222	1.30
1.50	962,010	2.2	1.50	877,010	1.50
1.30 - 1.50	1,577,010	3.1	1.40	1,079,232	1.50

(10)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

During the year ended September 30, 2006, the company recognized compensation expense of $215,084 for stock options issued to employees (2005 - $124,338; 2004 - $314,011).

During the years ended September 30, 2006, 2005 and 2004, no stock options were provided to consultants for services rendered.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes pricing model. Stock-based compensation expense arising from grants of options to employees and non-employees was estimated using the Black-Scholes option pricing model assuming no dividend yield and the following weighted average assumptions for options granted:

	2006	2005	2004
Expected volatility	74%	63%	100%
Risk-free interest rate	4.17%	3.25%	4%
Expected life (in years)	5	5	5

c)	Warrants

i)
During the year ended September 30, 2003, the company retained First Associates Investments Inc. (First Associates) to assist in raising funds for the company. On September 16, 2003 and pursuant to the private placement of 2,520,000 common shares of the company, the TSX Venture Exchange approved the issuance of 50,000 common share purchase warrants, with immediate vesting, for services provided. The common share purchase warrants are exercisable on or before October 7, 2005, at a price of $1.40. The common share purchase warrants were assigned a value of $34,364, which has been included as a share issue cost and recorded in equity. The value was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 100%; risk-free interest rate of 4%; and expected life of 1.25 years. During the year ended September 30, 2006, the remaining 24,600 common share purchase warrants expired unexercised (2005 - 8,000 exercised for proceeds of $11,200; 2004 - 17,400 exercised for proceeds of $24,360).

ii)
During the year ended September 30, 2002, the company retained TELUS Communications Inc. (TELUS) to provide consulting services to the company, under an agreement dated June 4, 2002. As consideration, the company had agreed to issue TELUS up to 210,000 common share purchase warrants, which were to be provided as earned during and under the terms of the agreement on February 27, 2003 in lieu of fees of $105,000 for services provided to January 4, 2003. The common share purchase warrants were issued with immediate vesting and are exercisable on or before February 27, 2005, at a price of $1.00. These common share purchase warrants were assigned the value of $105,000, which has been included as a general and administrative expense and recorded in equity. During the year ended September 30, 2005, all of these common share purchase warrants expired unexercised.

(11)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

iii)
During the year ended September 30, 2002, the company retained NBJ Enterprises Ltd., dba Skana Photo-Lab Products (Skana), to act as a distributor for the company’s products in Canada, under an agreement dated February 1, 2002. Amongst other consideration, the company had agreed to issue Skana up to 200,000 common share purchase warrants, which were to be provided as earned during and under the terms of the agreement. The common share purchase warrants were issued on January 22, 2003 and are exercisable on or before January 22, 2005, at a price of $1.00. The common share purchase warrants were assigned a value of $93,000, which has been included as a sales and marketing expense and recorded in equity. During the year ended September 30, 2005, the remaining 176,500 common share purchase warrants were exercised for proceeds of $176,500 (2004 - 23,500 exercised for proceeds of $23,500).

iv)
During the year ended September 30, 2002, the company issued to Discovery Capital Corporation (Discovery) 432,500 common share purchase warrants for financial advisory services to the company, and 70,000 common share purchase warrants for a finder’s fee on the private placement of units of PhotoChannel LP as consideration. The company issued these common share purchase warrants to Discovery on July 26, 2002, which were exercisable on or before July 26, 2004, at a price of $1.00.

The common share purchase warrants were assigned a value of $125,625, which has been included as an expense and recorded in equity. During the year ended September 30, 2004, the company issued 302,500 common shares of the company for proceeds of $302,500 upon exercise of the remaining common share purchase warrants (2003 - 200,000 exercised for proceeds of $200,000).

v)
On May 11, 2000, the company granted a common share purchase warrant, exercisable for a period of five years, to purchase up to 100,000 common shares of the company at a price of US$17.50 per share. The common share purchase warrant was assigned a value of $1,700,000, which was recorded in equity. During the year ended September 30, 2005, this share purchase warrant expired unexercised.

d)	Loans receivable

During the year ended September 30, 2002, the company made loans totalling $227,470 to employees, which were secured by common shares of the company. As at September 30, 2006, loans totalling $nil (2005 - $nil; 2004 - $17,600) were outstanding and have been recorded as a charge to shareholders’ equity. The loans were non-interest bearing and were repayable on demand.

(12)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

7	Limited Partnership equity

On February 14, 2002, the PhotoChannel LP was formed under a Limited Partnership Agreement to carry on the sales, marketing and deployment of the PhotoChannel Network in specified market segments. The partnership initially sold 1,250 Limited Partnership units in June 2002, 115 units in December 2002; and 245 units in September 2003 at a price of $1,000 per unit, raising a total of $1,610,000. The company had granted to the PhotoChannel LP a software license to commercially exploit the PhotoChannel Network in Canada. Pursuant to an operating agreement, the company received payments for services provided to the PhotoChannel LP from the software license agreement and management and operating services agreements (representing software rights, management, personnel and facilities and equipment that the company had agreed to provide to the PhotoChannel LP), which enabled the company to continue its development, deployment and exploitation of its digital imaging network software in other market segments.

A condition of the PhotoChannel LP agreement was that each limited partner enters into an agreement with the company, pursuant to which the company had a call option to acquire all, but not less than all, of the Limited Partnership units from the limited partners, at any time on or before June 30, 2004. Under the call option, each of the Limited Partnership units would be exchanged for 1,000 units of the company, with each unit comprising of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share of the company, at a price of $1.00 per share, at any time on or before the earlier of two years from the date of issue of the Limited Partnership units and June 30, 2004.

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

In April, 2004, the company exercised its call options with the limited partners thereby acquiring all of the Limited Partnership units. Under the terms of the call option agreements the company issued 1,610,000 common shares and 1,365,000 common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one additional common share of the company at a price of $1.00 per share up to June 30, 2004. The company recorded the redemption of the PhotoChannel LP at the fair value of the common shares and common share purchase warrants (note 6(a)(vii)), with the offsetting amount recorded as an increase in its deficit.

(13)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

8	Net change in non-cash working capital items

	2006 $	2005 $	2004 $
Accounts receivable	(894,101)	(96,617)	(224,399)
Prepaid expenses	(23,383)	(114,854)	1,125
Deferred expenses	(157,157)	-	-
Accounts payable and accrued liabilities	83,745	562,359	(541,403)
Deferred revenue	38,554	12,271	115,769
	(952,342)	363,159	(648,908)

9	Revenue

The following is a breakdown of the company’s revenue for the years ended September 30, 2006, 2005 and 2004:

	2006 $	2005 $	2004 $
Transaction commission fees	1,687,204	708,438	361,350
Installation fees	1,239,930	676,274	187,940
Membership fees	751,408	519,037	96,519
Archive fees	111,561	107,515	57,091
Professional fees	285,048	105,239	60,240
	4,075,151	2,116,503	763,140

(14)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

10	Expense details

	2006 $	2005 $	2004 $
Research and development
Salaries and consulting	2,088,592	1,523,716	1,219,808
Miscellaneous	89,595	83,142	59,430
Stock-based compensation expense	121,672	14,686	-

	2,299,859	1,621,544	1,279,238

Network delivery
Laboratory system installation	1,010,850	366,852	52,288
Salaries and customer service	334,591	214,633	100,810
Telecommunication costs	232,039	207,210	128,873
Other	220,271	107,007	45,218
Stock-based compensation expense	3,131	2,937	-

	1,800,882	898,639	327,189

General and administration
Salaries and consulting	784,434	1,011,249	754,439
Office and miscellaneous	300,613	258,427	287,797
Accounting and legal	140,887	169,127	123,932
Stock-based compensation expense	70,156	85,176	-
Rent	93,639	84,499	68,994
Investor relations	42,798	67,500	90,000
Interest and penalties	4,244	66,159	78,157
Bad debt	8,720	29,368	18,100
Loss (gain) on sale of property, plant and equipment	27,466	(6,819)	-

	1,472,957	1,764,686	1,421,419

Sales and marketing
Salaries and consulting	554,270	566,770	549,797
Printing, advertising and promotion	87,468	48,950	49,284
Miscellaneous	76,150	58,277	42,925
Stock-based compensation expense	20,125	21,539	-

	738,013	695,536	642,006

(15)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

11	Income taxes

The company is subject to Canadian federal and provincial taxes.

The company has non-capital losses for Canadian income tax purposes of approximately $17,548,000, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

$
Year ending September 30
2007	5,391,000
2008	2,630,000
2009	-
2010	2,119,000
2011	2,821,000
2012	2,323,000
2016	2,264,000
17,548,000

The tax effect of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities is as follows:

	2006 $	2005 $	2004 $
Net operating loss carry-forwards	6,334,000	6,180,000	6,384,000
Property, plant and equipment	2,171,000	2,001,000	1,896,000
Share issue costs	262,000	216,000	159,000
Deferred revenue	82,000	67,000	-
Unpaid amounts	89,000	96,000	-

	8,938,000	8,560,000	8,439,000
Valuation allowance	(8,938,000)	(8,560,000)	(8,439,000)
Net future income tax assets	-	-	-

Management believes there is sufficient uncertainty regarding the realization of future income tax assets such that a full valuation allowance is appropriate.

(16)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

The income tax recovery for the year ended September 30, 2006 differs from the amount obtained by applying the applicable statutory income tax rates to loss before income taxes as follows:

	2006	2005	2004
Combined statutory income tax rate	36%	36%	36%
	$	$	$
Income tax recovery based on combined statutory rate	(950,294)	(1,121,306)	(1,098,895)
Expiration of tax losses	745,321	969,092	1,232,140
Effect of change in tax rates	12,635	-	30,525
Non-deductible expenses and other differences	(185,662)	31,214	(270,432)
Change in valuation allowance	378,000	121,000	106,662
	-	-	-

12	Related party transactions

During the year ended September 30, 2006, the company incurred consulting fees to companies controlled by directors and officers of the company of approximately $77,366 (2005 - $137,500; 2004 - $179,167). The fees were recorded in general and administration expense.

As at September 30, 2006, there was $21,632 (2005 - $31,250; 2004 - $nil) due for consulting fees owed to such companies.

13	Segmented information

The company’s only reportable segment is the provision of digital image delivery, hosting, storage and financial reporting for photo-finishing retailers.

The company’s sales by geographical area are as follows:

	2006 $	2005 $	2004 $
Canada	3,465,661	1,750,679	567,211
United States	592,124	361,610	187,850
Other	17,366	4,214	8,079

	4,075,151	2,116,503	763,140

(17)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Revenue is attributable to the geographic location of the company’s customer. At September 30, 2006, 2005 and 2004, all of the company’s property, plant and equipment were located in Canada.

Major customers, representing 10% or more of sales, include:

	2006 $	2005 $	2004 $
Customer A	2,605,549	1,140,564	177,523
Customer B	296,238	255,693	-
Customer C	-	233,583	-
Customer D	-	-	108,983
Customer E	-	-	89,318
Customer F	-	-	76,063

14	Financial instruments

a)	Fair values

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

(18)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

15	Commitments

Commitments

The company has entered into agreements to lease premises and services for periods to 2009. The annual rent for premises includes minimum rent plus realty taxes and operating expenses. Minimum payments for each of the remaining three years are as follows:

$

2007	319,939
2008	78,396
2009	78,396

476,731

16	Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

The reconciliation of the loss for the year based on Canadian GAAP to U.S. GAAP is as follows:

	2006 $	2005 $	2004 $
Net loss for the year under Canadian GAAP	2,632,301	3,147,967	3,052,485
Compensation recovery (i)	-	(8,600)	(78,428)

Net loss and comprehensive loss for the year under U.S. GAAP (ii)	2,632,301	3,139,367	2,974,057

Basic and fully diluted loss per share under U.S. GAAP	0.12	0.18	0.20

At September 30, 2006, 2,225,000 warrants (2005 - 2,231,475; 2004 - 1,379,100) and 1,079,233 options (2005 - 1,237,344; 2004 - 1,289,300) were excluded from the calculation of diluted shares as their effects were anti-dilutive.

(19)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

The reconciliation of the balance sheet between Canadian GAAP and U.S. GAAP is as follows:

	2006 $	2005 $
Goodwill (iii)
Canadian GAAP	-	-
U.S. GAAP	6,511,063	6,511,063

The reconciliation of shareholder’s equity between Canadian GAAP and U.S. GAAP is as follows:

	Capital stock $	Contributed surplus (i) $	Loan receivable $	Warrants $	Deficit (i) and (iii) $	Total shareholders equity $
Balance - September 30, 2004
Canadian GAAP	41,702,604	7,060,029	(17,600)	2,188,653	(49,739,607)	1,194,079
U.S. GAAP	41,594,444	9,418,030	(17,600)	2,188,653	(45,478,385)	7,705,142

Balance - September 30, 2005
Canadian GAAP	43,625,343	9,303,378	-	698,873	53,345,585)	282,009
U.S. GAAP	43,517,183	11,652,779	-	698,873	(49,075,763)	6,793,072

Balance - September 30, 2006
Canadian GAAP	49,115,790	9,958,544	-	338,314	(55,977,886)	3,434,762
U.S. GAAP	49,007,630	12,316,545	-	338,314	(51,716,664)	9,945,825

i)	Stock-based compensation

The differences noted in fiscal 2005 and 2004 relate to options that were modified in fiscal 2002 and remained outstanding and fully vested at each year-end presented. Prior to fiscal 2005, the Company accounted for stock-based compensation awards under APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for stock compensation to employees and directors. Under APB 25, because the exercise price of the company’s employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized at the time of the initial grant. If the exercise price of a fixed stock option award is subsequently reduced, Financial Accounting Standards Board (FASB) Interpretation No. 44 (FIN 44) requires that the option award be accounted for as variable from the date of the modification to the date the award is exercised, forfeited or expires unexercised. Accordingly, the company records compensation expense or recovery for such modified options calculated as the amount of the change in the intrinsic value of the options from the time of the modification to the date the modified option is exercised, forfeited or expires. There were no such options outstanding at the end of fiscal 2006 (2005 - 21,500; 2004 - 112,040).

(20)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

As more fully described in note 2, the company retroactively adopted the new Canadian GAAP recommendations, which required that a fair value method of accounting be applied to all stock-based compensation awards to both employees and non-employees granted on or after October 1, 2002. The Canadian GAAP recommendations are substantially harmonized with the Company’s existing U.S. GAAP policy of FASB Statement No. 123 “Accounting for Stock-Based Compensation” (FAS 123) effective October 1, 2004. Therefore, there is no GAAP difference for stock-based compensation and awards granted in fiscal 2006 and 2005. However, differences remain for awards granted before 2005 and vesting in 2005.

FAS 123 required the company to provide pro forma information regarding net loss and loss per share as if compensation for the company’s stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123.

The weighted average fair value of options granted during 2006 was $0.024 (2005 - $0.13; 2004 - $0.22) and was calculated using the Black-Scholes option pricing model following the same assumptions disclosed under Canadian GAAP. The effect of pro forma compensation expense on the company’s loss and loss per share is as follows:

	2006 $	2005 $	2004 $

Loss per U.S. GAAP	2,632,301	3,139,367	2,974,057
Stock-based compensation expense included in above	(215,084)	(115,738)	(78,428)
Stock-based compensation expense had the fair value method been applied to all awards	215,084	135,526	412,227

Pro forma loss	2,632,301	3,159,155	3,307,856

Pro forma basic and diluted loss per share	0.12	0.18	0.22

ii)	Comprehensive loss

U.S. GAAP requires disclosure of comprehensive income (loss), which is intended to reflect all changes in equity except those resulting from contributions from owners. There are no material adjustments required to present comprehensive income (loss) for the purposes of these consolidated financial statements.

(21)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

iii)	Redemption of Limited Partnership units

As described in note 7, for Canadian GAAP purposes, the redemption of the Limited Partnership units was recorded as a charge to deficit. Under U.S. GAAP, the company applied SFAS No. 141, “Business Combinations”, and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. Under U.S. GAAP, goodwill is subject to an annual impairment test. The company applies SFAS No. 142, “Goodwill and other intangible assets”, in determining if there is any impairment in value. As at September 31, 2006, no impairment in value has been recorded to date.

iv)	Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (SEC).

v)	Accounts receivable

No allowance for doubtful accounts has been included in accounts receivable in fiscal 2006 and 2005.

vi)	Commitments:

During fiscal 2006, the company incurred operating lease expenses of $90,699 (2005 - $81,559; 2004 - $66,034).

vii)	Recent U.S. announcements

SFAS accounting changes and error corrections

SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principles effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this statement to impact the financial statements.

(22)

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments and becomes effective for fiscal years beginning on or after November 15, 2007. The Company has not yet determined the impact of this statement.

Staff Accounting Bulletin (SAB) 108 expresses the view of Securities Exchange Commissions (SEC) staff on prior year misstatements and their effect in current year financial statements. The bulletin addresses how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement and is effective for years ending after November 15, 2006. The Company does not expect this bulletin to impact their financial statements.

FASB Interpretation 48: Accounting for uncertainty in income taxes

Prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective for fiscal years beginning after December 15, 2006. The Company is currently determining the impact, if any, of this interpretation.

Share-based payment

SFAS 123(R) supersedes APB 25 and related implementation guidance, and revises SFAS 123 in a number of areas. Under SFAS 123(R), all forms of share-based payment to employees result in compensation cost recognized in financial statements and pro forma disclosure will no longer be permitted with respect to employee stock options. SFAS 123(R) will become effective for the Company beginning on the Company’s 2007 fiscal year.

Staff Accounting Bulletin (SAB) 107 expresses views of SEC staff related to SFAS 123(R). In particular, this SAB provides guidance related to transactions with non-employees, transition from non-public to public entity status, valuation methods and assumptions, the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost, accounting for income tax effects, modification of employee share options prior to adoption of SFAS 123(R), and disclosures in Management’s Discussion & Analysis. The Company is currently assessing the impact of FAS 123(R).

(23)

Notes to Consolidated Financial Statements
For the years ended September 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

FAS 157: Fair value measurements

FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. These definitions would be applied effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently determining the impact of this statement.

viii)	Recent Canadian GAAP announcements

CICA HB 1506: Accounting changes

The revision establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors, replacing former CICA 1506. These changes are effective for interim and annual financial statements relating to years beginning on or after January 1, 2007. The Company does not expect this revision to impact the financial statements.

CICA HB 1530: Other Comprehensive Income; 3855: Financial Instruments - Recognition and Measurement; and 3865: Hedging

In 2005, the CICA issued three new standards on accounting for financial instruments: Sections 1530, 3855, and 3865. These standards also triggered almost 100 pages of consequential amendments to other Handbook sections, including a new section on equity. The new requirements are effective for public companies for periods starting on or after October 1, 2006.

The new standards emphasize the use of fair value, rather than historical cost, as the basis for accounting for financial instruments. Fair value accounting is mandatory for certain instruments, such as equity investments in public companies and derivatives, and permissible for almost all others. In addition, the standards can affect how a company accounts for an instrument under the historical cost method. The Company has determined their will be minimal impact on financial statements beginning in fiscal 2007 and no impact on the current financial statements.

(24)