Form 20-F
period 2007-09-30
PHOTOCHANNEL NETWORKS INC
filed 2008-04-04
CIK 1036642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2007 (with other information to January 31, 2008 except where noted)

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number 0-30148

PHOTOCHANNEL NETWORKS INC.

(Exact name of Registrant specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

590 – 425 Carrall Street
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

33,315,536 Common Shares Without Par Value
(See item 3.A below)

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

Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b 2 of the Exchange Act.

☐ Large Accelerated Filer     ☒ Accelerated Filer    ☐ Non Accelerated Filer

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

Except as noted, the information set forth in this Annual Report is as of January 31, 2008 and all information included in this document should only be considered correct as of such date.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following table summarizes certain selected consolidated financial data for each of the five financial years ended September 30, 2007. The selected financial data set forth below with respect to our consolidated statements of operations for each of the three financial years in the period ended September 30, 2007 and with respect to the consolidated balance sheets as at September 30, 2007 and 2006, are derived from our audited consolidated financial statements included elsewhere in this annual report. With the exceptions of weighted average number of shares and basic diluted net loss per common share data, consolidated statements of operations data for the years ended September 30, 2004 and 2003, and consolidated balance sheet data as at September 30, 2005, 2004 and 2003, have been derived from our consolidated financial statements that have not been included in this annual report. Weighted average number of common shares and basic diluted net loss per common share data have been adjusted to reflect the consolidation of our common shares on a one-new-common-share-for-10-old-common-shares basis on November 2, 2006, applied retroactively.

Readers should read the following selected financial data in conjunction with our consolidated financial statements and the notes thereto appearing in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Readers are referred to Note 16 in the accompanying September 30, 2007 consolidated financial statements for a quantitative reconciliation of the measurement differences between Canadian GAAP and generally accepted accounting principles in the United States (“US GAAP”), as it relates to us.

The data is expressed in Canadian dollars (“CDN$”), unless otherwise described. We refer readers to “Currency and Exchange Rates” below for a history of exchange rates between the Canadian dollar and the U.S. dollar.

Selected Financial Data:

Under Canadian GAAP	For the years ended September 30th
Item	2007	2006	2005	2004	2003
Revenue	$7,511,328	$4,075,151	$2,116,503	$763,140	$255,573
Loss from operations	$(4,763,761)	$(2,634,916)	$(3,163,950)	$(3,078,188)	$(3,282,445)
Net loss for the year	$(6,072,236)	$(2,632,301)	$(3,147,967)	$(3,052,485)	$(2,822,394)
Loss attributed to Limited Partnership	N/A	N/A	N/A	N/A	$372,410
Net loss for the year attributed to common shareholders	$(6,072,236)	$(2,632,301)	$(3,147,967)	$(3,052,485)	$(2,449,984)
Basic and fully diluted net loss per common share	$(0.20)	$(0.12)	$(0.18)	$(0.21)	$(0.27)
Total assets	$25,758,619	$4,883,304	$1,608,252	$1,945,692	$1,851,097
Net assets (liabilities)	$17,611,126	$3,434,762	$282,009	$1,194,079	$673,850
Capital Stock	$65,293,214	$49,115,790	$43,625,343	$41,702,604	$31,826,678
Weighted average number of Common Shares (1)	29,877,739	22,804,712	17,868,286	14,874,160	8,944,894
Common shares issued and outstanding (1)	33,315,536	26,048,359	20,351,484	17,634,734	12,731,354
Long term obligations and redeemable preferred stock	Nil	Nil	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil

(1) See Item 3.A.

The above selected financial data in accordance with U.S. GAAP is indicated below:

	For the years ended September 30th
Item	2007	2006	2005	2004	2003
Revenue	$7,511,328	$4,075,151	$2,116,503	$763,140	$255,573
Loss from operations	$(4,763,761)	$(2,634,916)	$(3,163,950)	$(3,078,188)	$(3,282,445)
Net loss for the year	$(5,804,147)	$(2,632,301)	$(3,139,367)	$(2,974,057)	$(2,586,400)
Comprehensive loss	$(6,613,716)	$(2,632,301)	$(3,139,367)	$(2,974,057)	$(2,586,400)
Basic and diluted net loss per common share	$(0.19)	$(0.12)	$(0.18)	$(0.20)	$(0.29)

	For the years ended September 30th
Item	2007	2006	2005	2004	2003
Total assets	$32,269,682	$11,394,367	$8,119,315	$8,456,755	$1,851,097
Net assets (liabilities)	$19,428,452	$9,945,825	$6,793,072	$7,705,142	$673,850
Capital Stock	$65,185,054	$49,007,630	$43,517,183	$41,594,444	$31,718,518
Weighted average number of common shares outstanding(1)	29,877,739	22,804,712	17,868,286	14,874,160	8,944,894
Common shares issued and outstanding (1)	33,315,536	26,048,359	20,351,484	17,634,734	12,731,354
Long term obligations and redeemable preferred stock	Nil	Nil	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil

(1) See Item 3. A.

Currency and Exchange Rates

All dollar amounts set forth in this annual report are in Canadian dollars, unless we indicate otherwise. In the following table we set forth:

•	the rates of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of each of the periods indicated;

•	the average of the exchange rates in effect on the last day of each month during such periods; and

•
the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Previous Six Months

	August 2007	September 2007	October 2007	November 2007	December 2007	January 2008
High Rate	1.0868	1.0594	1.0015	1.0000	1.0248	1.0378
Low Rate	1.0462	0.9914	0.9512	0.9057	0.9754	0.9761

Years ending September 30

	2007	2006	2005	2004	2003
Rate at end of Period	0.9929	1.1142	1.1713	1.2699	1.3536
Average Rate During Period	1.1143	1.1435	1.2235	1.3256	1.4648
High Rate	1.1873	1.1975	1.2755	1.4003	1.5991
Low Rate	0.9914	1.0926	1.1620	1.2672	1.3305

On September 28, 2007 and February 1, 2008, the noon buying rate in New York City for cable transfers in US dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $0.9959 and $0.9943, respectively, equals US $1.00.

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

Investing in our common shares involves risks. You should carefully consider the risks described below and the other information in this Annual Report on Form 20F before investing in our common shares. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the risks described in our annual information form, or any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of our common shares could decline and you could lose all or part of your investment.

Risks Relating to the Business

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

The Following Risks Relate to Our Business Operations

In the past we have relied on the proceeds of financings to fund our operations. While we currently have sufficient cash available to meet our expected requirement for fiscal 2008, if we are unable to generate positive cash flow from operations or continue to raise funds, we may be required to limit or curtail operations in the future.

Since inception we have operated at a loss and, at September 30, 2007, had an accumulated deficit of Cdn$62,050,122 and working capital of Cdn$4,117,841. The successful implementation of our business strategy depends on numerous factors including economic, competitive and other conditions and uncertainties, the ability to hire and retain qualified personnel, the ability to obtain financing for continued development and commercialization of our products. Adverse economic or competitive conditions or the failure to hire and retain qualified personnel or obtain financing if required could affect our operations in the future.

We are not currently generating sufficient revenues to cover our operating expenses, however, our revenues continue to grow year over year at a rate that exceeds the growth of our expenses. If our revenue growth slows or declines and our expenses do not slow or decline at a greater rate we may be unable to generate positive cash flows. If we are unable to generate positive cash flow from operations and raise the funds necessary to continue existing operations, we may be required to either limit or curtail operations.

As of September 30, 2007, we had cash and cash equivalents of approximately Cdn$7,405,034 and as of February 1, 2008, we had cash and cash equivalents of approximately Cdn$4,177,846. The cash available is expected to meet our requirements for fiscal 2008.

Our business has traditionally been primarily focused on the Canadian marketplace. However, as we enter the United States, the United Kingdom and other jurisdictions and should our product set be accepted, we could have significant exposure to foreign exchange rates, which may adversely impact our business.

Until 2007 we had been focused on the Canadian marketplace. Although we have until recently had a limited number of customers and revenue generated from the United States marketplace, we are now focused more on the United States marketplace. The United States marketplace for photofinishing is approximately ten times the size of the Canadian marketplace and should we be successful in the United States market, we would expect a substantial portion of our operations to be based on sales and services rendered to customers in the United States. Further, with our acquisition of Pixology, we have expanded into the United Kingdom and expect a substantial portion of our sales and services will be rendered to customers in the United Kingdom. Finally, we may expand the delivery of our service to customers outside of the Canada, the United States and the United Kingdom. As a result, our financial performance will be affected by fluctuations in the value of the Canadian dollar against the currencies in the jurisdictions in which we operate, including the United States and the United Kingdom. We record the financial results for the operations of our UK subsidiary in United Kingom pounds and also undertake certain transactions with our United States customers in U.S. dollars. Our consolidated financial results are reported in Canadian dollars. As a result, our earnings and financial position are affected by foreign exchange rate fluctuations, specifically changes in the value of the Canadian dollar, through translation risk and transaction risk. Translation risk is the risk that financial statements for a particular period, or at a certain date, depend on the prevailing exchange rate of the local currencies against the Canadian dollar. Transaction risk is the risk that the exchange rate at which a transaction is initially recorded will be different from the rate at which it is settled. At the present time, we have no plan or policy to utilize forward contracts or currency options to minimize or hedge this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

Our audited financial statements have been prepared on the basis of accounting principles applicable to a going concern.

Our consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of September 30, 2007, we had an accumulated deficit of Cdn$62,050,122 which, if prepared under US GAAP, would have been an accumulated deficit of Cdn$57,520,811. We continue to incur operating losses, including non-cash items, of Cdn$4,763,761 during fiscal 2007 (2006 - Cdn$2,634,916, 2005 - Cdn$3,163,950).

Our operating results are affected by the seasonal nature of our business

Our business is seasonal, with a significant proportion of our recurring revenues being generated during our first fiscal (fourth calendar) quarter. As a result, any stoppages or interruptions in the provision of our Network to our customers during our first fiscal (fourth calendar) quarter could have an exponentially adverse effect on our operating results and our relationships with our customers. Our limited operating history makes it difficult for us to assess the impact of seasonal factors on our business or whether our business is susceptible to cyclical fluctuations in the economy. In addition, our rapid growth may have overshadowed seasonal or cyclical factors which might have influenced our business to date.

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

We have identified deficiencies with our internal controls and there remain areas of our internal and disclosure controls that require improvement. If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may be adversely impacted.

 We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in the company’s annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. For our financial year ended September 30, 2007, we concluded that our internal controls over our financial reporting are not effective.  The deficienices identified include (i) a failure to maintain effective control over our financial closing and reporting processes; (ii) deficiencies with respect to the accounting for stock based compensation; and (iii) deficiencies in management’s review process of complex GAAP areas such as foreign currency translation, treatment of costs associated with the acquisition of Pixology, allocation between goodwill and intangible assets, future income taxes and notes disclosure, and treatment of warrants under US GAAP. As a result of these deficiencies, our management has concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of September 30, 2007. Following the identification of these deficiencies, we have undertaken remedial steps and plan to continue to take additional remedial steps to improve our internal and disclosure controls, including hiring additional staff and training our new and existing staff. In addition, since September 30, 2007, we have engaged an advisory firm to advise us about complying with requirements of the Sarbanes-Oxley Act of 2002. There can be no guarantee that the measures taken will be sufficient to ensure accurate financial reporting in the future. A failure to provide accurate financial results may result in loss of investor confidence and may adversely impact the price of our common shares. In addition, our failure to maintain adequate internal and disclosure controls could lead to sanctions by the Securities and Exchange Commission and other regulatory bodies under the applicable legislation, including the Foreign Corrupt Practices Act of 1977.

Our solutions are relatively new. If they are not accepted in the marketplace, our business could be materially and adversely affected.

Printing of digital images through retailers is relatively new. While we believe we are seeing increased acceptance of our services and business model, there can be no assurance that our services will receive the widespread market acceptance necessary to sustain profitable operations. Even if our services attain widespread acceptance, there can be no assurance we will be able to meet the demands of our customers on an ongoing basis. Our operations may be delayed or halted as a result of failure to perform as described. Such delays or failure would seriously harm our reputation and future operations. We cannot assure that the Network will be accepted in the marketplace to yield material and sustained revenues. If our product does not continue to be accepted in the market place, our business could be materially and adversely affected.

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

Ultimately, our success will depend upon consumer acceptance of the use of the Internet to deliver digital media, including, delivery of digital images to our retailers for production. We rely on our retailer customers to market these services to end users. While we assist retailers with their marketing programs, we cannot assure that retailers will continue to market our service or that their marketing efforts will be successful in attracting and retaining end user customers. The failure to attract end user customers will adversely affect our business. In addition, if our service does not generate revenue for the retailer, whether because of failure to market it, we may lose retailers as customers, which would adversely affect our revenue.

We are currently dependent on a limited number of key customers, the loss of which could materially and adversely affect our business.

We generate a significant portion of our revenue from a small number of customers. During fiscal 2007, we earned Cdn$6,067,182 from four (4) customers, representing 81% of our total revenue for the year. While we are working to expand our customer base, there can be no assurance we will be able to reduce our reliance on these key customers. If our existing customers do not elect to renew their contracts with us at the expiry of their current term, our recurring revenue base will be reduced, which could have a material adverse effect on our results of operations.

If we are unable to respond to rapid technological change and improve our products, our business could be materially and adversely affected.

The market for our service is characterized by:

•	rapidly changing technology;
•	evolving industry standards; and
•	frequent introduction of new services which may be comparable or superior to our services.

Our success will depend upon acceptance by our retailer customers and their end users of our existing solution and our ability to enhance these solutions and introduce new solutions and features to meet changing customer demands. We cannot assure that we will be successful in identifying, developing and marketing new solutions or enhancing our existing solutions. We may introduce unsatisfactory solutions to the market, negatively impacting our ability to generate sales. In addition, we cannot assure that solutions or technologies developed by others will not render our solutions or technologies non competitive or obsolete.

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

We may have difficulty in managing our growth

Expected rapid growth in all areas of our business may place a significant strain on our operational and technical resources. We expect that operating expenses and staffing levels may be required to increase in the future. To manage our growth, we must expand our operational and technical capabilities and manage our employee base, while effectively administering multiple relationships with various third parties, including affiliates. We cannot assure that we will be able to effectively manage our growth. The failure to effectively manage our growth could result in an inability to meet our customer demands, leading to customer dissatisfaction and loss. Loss of customers could adversely affect our operating results.

We compete with others who provide products comparable to our products. If we are unable to compete with current and future competitors, our business could be materially and adversely affected.

We operate in a competitive market place. Our success is dependent upon our ability to maintain our current customers and obtain additional customers. Digital print services are provided by a wide range of companies. Competitors in the market for the provision of digital print services for retailers include Snapfish (a Hewlett-Packard (“HP”) service), LifePics and Storefront.com Online Inc. In addition, end users have a variety of ways in which to obtain their prints, including through kiosk services provided by our competitors at many retailers, online services such as Kodak Easyshare, Snapfish and Shutterfly, Internet portals and search engines such as Yahoo!, AOL and Google that offer digital photography solutions, and home printing solutions offered by Hewlett Packard, Lexmark, Epson, Canon and others. Many of our competitors have:

•	longer operating histories;
•	significantly greater financial, technical and marketing resources;
•	greater name and product recognition; and
•	larger existing customer bases.

As potential competitors introduce competing solutions we may encounter additional and more intense competition. We may experience delays or difficulties in introducing new functionalities into our services, allowing competitors to exploit opportunities in the market. We cannot be certain that we will be able to compete successfully against current and future competitors. If we are unable to do so it will have a material adverse effect on our business, results of operations and financial condition.

Certain competitors have the ability to offer discounted printing services. While we are not directly affected by discounts in the price charged to consumers by our customers, consumers may determine not to print their photos through our retail customers services, resulting in less transactions through such retailers, and reduced revenue to us.

We rely on our ability to attract and retain customers. If we are unable to maintain reliability of our Network and kiosk solutions we may lose both present and potential customers.

Our ability to attract and retain customers depends on the performance, reliability and availability of our network infrastructure and kiosk services. We may experience periodic service interruptions caused by temporary problems in our own systems or software or in the systems or software of third parties upon whom we rely to provide such services. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems and interrupt our services. Computer viruses, electronic break-ins or other similar disruptive events also could disrupt our services. System disruptions could result in the unavailability or slower response times of the websites we host for our customers, which would lower the quality of the consumers’ experiences. Service disruptions could adversely affect our revenues and if they were prolonged, would seriously harm our business and reputation. We do not carry business interruption insurance to compensate for losses that may occur as a result of these interruptions. Our customers depend on Internet service providers and other website operators for access to our Network. These entities have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Moreover, the Internet network infrastructure may not be able to support continued growth. Any of these problems could adversely affect our business.

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

We rely on third parties for the development and maintenance of the Internet and the availability of increased bandwidth to users

The success of our business will rely on the continued improvement of the Internet as a convenient means of consumer interaction and commerce. Our business will depend on the ability of our customers’ consumers to use the Network without significant delays or aggravation that may be associated with decreased availability of Internet bandwidth and access to our services. This will depend upon the maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products such as high speed modems for providing reliable Internet access and services. The failure of the Internet to achieve these goals may reduce our ability to generate significant revenue.

Our principal customers, being photofinishing retailers, must install high speed Internet access to be able to provide online one hour in store photofinishing. Our experience has been that the provision of in store printing leads to an increase in the use of our Network. Our customers have not always been able to install high speed Internet access on a timely basis, resulting in a delay in the deployment of our Network and a corresponding delay or loss of revenues. We expect delays in the installation of high speed Internet access to continue in the foreseeable future.

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

In addition, we may require additional capabilities, especially in our representation on the board of directors. We cannot assure that we will be successful in attracting personnel of the appropriate calibre.

If the facility where all of our computer and communications hardware is located fails, our business and results of operations would be harmed.

Our ability to provide our service depends on the uninterrupted operation of our computer and communications systems. Substantially all of the computer hardware necessary to operate our service is located at a single third party hosting facility in Vancouver, British Columbia. Our systems and operations could suffer damage or interruption from human error, fire, flood, power loss, telecommunications failure, break-ins, terrorist attacks, acts of war and similar events. While we are in the process of implementing a second data storage facility, we do not currently have redundant systems in multiple locations, and we do not have business interruption insurance to compensate us for losses that may occur. In addition, the impact of any of these disasters on our business may be exacerbated by the fact that we do not have a disaster recovery plan in place.

Our technology may contain undetected errors that could result in limited capacity or an interruption in service

Our technology may contain undetected errors or design faults which may cause our service to fail and result in the loss of, or delay in, acceptance of our services. If the design fault leads to an interruption in the provision of our services or a reduction in the capacity of our services, we would lose revenue. In future, we may encounter scalability limitations that could seriously harm our business. A failure of our services could lead to a loss of customers, the erosion of our reputation, and serious harm to our business.

We may divert our resources to develop new product lines, which may result in fluctuations in our expenditures

In order to remain competitive, we must continually develop new product lines for our customers. The development of new product lines may result in increased expenditures during the development and implementation phase, which could negatively impact our results of operations. In addition, we are a small company with limited resources and diverting these resources to the development of new product lines may result in reduced customer service turn around times and delays in deploying new customers. These delays could adversely affect our business and results of operations.

We may undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of existing shareholders.

We may pursue acquisitions of businesses, technologies or services. Integrating newly acquired businesses, technologies or services is likely to be expensive and time consuming. To finance any acquisitions, it may be necessary to raise additional funds through public or private financings. Additional funds may not be available on terms favourable to us and, in the case of equity financings, would result in additional dilution to our existing shareholders. If we do complete any acquisitions, we may be unable to operate the acquired businesses profitably. If we are unable to integrate any newly acquired entities, technologies or services effectively, our business and results of operations may suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert management’s attention. Future acquisitions by us could result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

The Following Risks Relate to Our Acquisition of Pixology

We face a number of challenges in integrating and further developing the Pixology business. The risks associated with the acquisition of Pixology, include:

We made the offer to acquire Pixology for strategic reasons, which will only be realized if our operations and those of Pixology plc. can be effectively integrated.

The offer to acquire all of the outstanding shares of Pixology was made with the expectation that its successful completion will result in long-term strategic benefits. These anticipated benefits will depend in part on whether we can integrate the operations of PhotoChannel and Pixology in an efficient and effective manner. It is possible that this may not occur as planned, or that the financial benefits may be less than anticipated. As at year end, our integration efforts were ongoing, and involve a significant amount of management’s time and attention, and place significant strain on our management, systems and resources. Additional risks with the acquisition include the maintenance of uniform standards, controls, procedures and policies and the potential impairment of relationships with employees and customers.

If we are unable to operate Pixology’s business profitably, our business and financial results may be materially and adversely affected.

Pixology reported operating losses for the years ended December 31, 2006 and 2005 of £72,130 (approximately Cdn$150,651) and £2,023,361 (approximately Cdn$4,466,165) respectively. While Pixology’s losses have narrowed over the past two years, prior to the acquisition Pixology projected a loss of between £1.35 and £1.65 million for fiscal 2007. During the three month period ended September 30, 2007, our operating losses of $4,763,761 incorporated losses from Pixology’s operations for the period of $2,231,013 or 47%. In an effort to reduce and eventually eliminate these losses, we are implementing a plan to reduce costs across both companies, obtain new customers, expand our product offerings to current customers, and assist our Retailer customers to increase traffic to their digital offerings. If we are unable to reduce our operating costs or to increase our revenues as expected, our financial condition would be materially adversely affected.

The Following Risks Relate To The Market For Our Common Shares

At present, there is a limited market for our common shares in the United States. If a substantial and sustained market for our common shares does not develop in the United States, our US shareholders' ability to sell their shares may be materially and adversely affected.

Our common shares trade in Canada on the TSX Venture Exchange and in the United States on the OTC Bulletin Board. Trading of these shares is presently concentrated in the Canadian marketplace. At present there is a limited trading market in the United States for our common shares and such is unlikely to develop further while we are quoted on the OTCBB. We have no agreement with any broker-dealer to act as a market-maker for our common shares. One or more broker-dealers have become market makers in our shares quoted on the OTC Bulletin Board. However, there is no guarantee that this will continue. Any trading is currently limited to the non-NASDAQ over-the-counter market. We have recently made application for quotation on the NASDAQ Capital Market. There can be no assurance that our application will be accepted or approved. We currently do not meet all of NASDAQ’s listing requirements for a number of reasons including because the audit committee of our board of directors is not entirely comprised of independent directors, and our Common Shares currently trade at less than US$4.00. Further, there can be no assurance that our securities will ever qualify for such listing or listing on any other US stock market or stock exchange. Accordingly, there can be no assurance that any US market for our securities will develop or, that if developed, it will continue. The absence of such a US market would materially and adversely affect the ability of US shareholders to sell their shares.

Our common shares may be deemed to be a “penny stock” in the United States. As a result, trading of our shares may be subject to special requirements that could impede our shareholders’ ability to resell their shares in the United States.

At present our common shares are deemed to be a “penny stock” as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks:

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

Section 15(g) of the Exchange Act, and Rule 15g-2 of the Securities and Exchange Commission, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer:

•	to obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;
•
to determine reasonably, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience so as to be reasonably capable of evaluating the risks of penny stock transactions;

•	to provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination above; and
•	to receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.

Compliance with these requirements may make it more difficult for holders of our common shares to resell their shares to third parties or to otherwise dispose of them in the United States.

Our common shares may experience extreme price and volume volatility which may result in losses to our shareholders.

On February 1, 2008, our common shares closed at a price of Cdn$3.21 on the TSX-V and US$3.20 on the OTCBB. For the period from September 30, 2006 to January 31, 2008, the adjusted high and low trading prices of our common shares on the TSX-V were Cdn$5.77 and Cdn$2.10, respectively, with a total reported trading volume of 16,216,944 shares. For the same period, the adjusted high and low trading prices of our common shares on the OTCBB were US$4.88 and US$1.65, respectively, with a total reported trading volume of approximately 32,563,770 shares. The share prices and trading volumes have been adjusted to take into account the consolidation of our common shares on a one new for ten old basis implemented November 2, 2006. The trading volume of our shares on the OTCBB may not be representative of actual trading volume due to double ticketing of orders that may have occurred on one or more days of the period analyzed.

Daily trading volume on the TSX-V of our common shares for the period from September 30, 2006 to September 30, 2007 has fluctuated, with a high of 339,121 shares and a low of 977 shares, averaging approximately 54,720 shares. Daily trading volume on the OTCBB in our common shares for the period from September 30, 2006 to September 30, 2007 has fluctuated with a high of 800,500 and a low of 800, averaging approximately 101,477. Accordingly, the trading price of our common shares may be subject to wide fluctuations in response to a variety of factors including announcement of material events by us such as the status of required regulatory approvals for our products, competition by new products or new innovations, fluctuations in our operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights. The trading price of our common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

•	actual or anticipated period-to-period fluctuations in financial results;
•	litigation or threat of litigation;
•	failure to achieve, or changes in, financial estimates by securities analysts;
•	new or existing products or services or technological innovations by us or our competitors;
•	comments or opinions by securities analysts or major shareholders;
•	significant acquisitions, strategic partnerships, joint ventures or capital commitments;
•	additions or departures of key personnel;
•	sales of our common shares, including by holders of the notes on conversion or repayment by us in common shares;
•	economic and other external factors or disasters or crises;
•	limited daily trading volume; and
•	developments regarding our patents or other intellectual property or that of our competitors.

In addition, the securities markets in the United States and Canada have recently experienced a high level of price and volume volatility, and the market price of securities of technology companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. It is expected that such fluctuations in price and limited liquidity will continue in the foreseeable future which may make it difficult for a shareholder to sell shares at a price equal to or above the price at which the shares were purchased.

There may not be an active, liquid market for our common shares.

There is no guarantee that an active trading market for our common shares will be maintained on OTCBB or the TSX-V. Shareholders may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on the market price of our common shares.

We have no history of paying dividends, do not intend to pay dividends in the foreseeable future and may never pay dividends.

Since incorporation, we have not paid any cash or other dividends on our common shares and do not expect to pay such dividends in the foreseeable future as all available funds will be invested to finance the growth of our business. We will need to achieve profitability prior to any dividends being declared, which may never happen.

ITEM 4. INFORMATION ON THE COMPANY

Summary

We are a company incorporated under the Business Corporations Act (British Columbia). Our principal and registered offices are located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, V6B 6E3. We also have offices in Guildford, England, and Secaucus, New Jersey. Substantially all of our business is conducted out of our Vancouver and Guildford offices. Our New Jersey office is a sales office which we acquired upon completion of the acquisition of Pixology plc (“Pixology”).

We provide software and technology to retailers, Internet portals and web sites, and telecommunication service providers (including mobile phone companies). Our principal services are the PhotoChannel Network and the photo kiosk solution we acquired with the acquisition of Pixology. The PhotoChannel Network consists of digital imaging technology which we provide to photofinishing retailers, professional and commercial photo processing labs, image content owners, and targeted portal services (the “Retailer”). The PhotoChannel Network enables Retailer to provide digital image processing services through the Internet to end user customers. The Retailer controls the process from image capture to final delivery of the end product. We act as an intermediary in the process, and as a “white branded” solution are not visible to the end user customer unless the Retailer chooses to disclose us as the provider of their solution.

Under our general business model we charge Retailers an initial fee or an annual license for the development, maintenance and continued enhancement of the digital print capture portion of their website, a monthly fee for their connection to the PhotoChannel Network when offering one hour in-store processing of prints, a transaction fee for every order placed through the PhotoChannel Network and a fee for the continued storage of the Retailers customers’ digital images, but there are different variations based upon the contractual relationship with each Retailer. We have also developed a similar service which enables Retailers to offer music through the Internet, with delivery available through the manufacture of CD’s in store. We currently do not have any Retailers using this service and cannot guarantee that this service will ever be used by Retailers.

With the acquisition of Pixology in July of 2007, we entered into the provision of a parallel digital print capture service with the delivery of photo kiosk software. Photo kiosks are in store computer interfaces through which consumers upload, edit and order images for pick up in store. Kiosk printing represents a significant portion of the overall digital print market and a further addition to the service we offer to our retailer customers. We also currently operate the Pixology Online Photo Center. We have plans in place to phase out this service and replace it with the PhotoChannel Network.

We have three wholly owned active subsidiaries, Pixology Limited, Pixology Software Limited and Pixology, Inc.. Pixology Limited and Pixology Software Limited are located in the United Kingdom and Pixology, Inc. is located in the United States.

A. History and development of the Company

We were incorporated on December 1, 1995 pursuant to the laws of British Columbia, Canada under the name InMedia Presentations Inc. We obtained receipts in April 1997 for a Prospectus filed with the British Columbia Securities Commission and the Ontario Securities Commission. Our shares were subsequently listed for trading on the Montreal Exchange on April 21, 1997. We changed our name on July 14, 1999 to PhotoChannel Networks Inc.. In September 2001 the Montreal Exchange (“ME”) merged with the Canadian Venture Exchange (“CDNX”) and effective October 1, 2001 we began trading on the CDNX. Subsequently the CDNX was acquired by the Toronto Stock Exchange and renamed the TSX Venture Exchange in 2002 and on April 1, 2002 we were listed for trading on the TSX Venture Exchange. On November 2, 2006, we consolidated our outstanding common shares on a one new share for ten old shares basis. On completion of the consolidation, we had approximately 26,060,559 common shares outstanding. Our financial statements for the years ended September 30, 2007, 2006 and 2005 have been prepared on a post share consolidation basis.

Our principal executive office is located at 590-425 Carrall Street, Vancouver, British Columbia, Canada V6B 6E3, our telephone number is 604-893-8955 and our website can be accessed at www.photochannel.com or www.pnidigitalmedia.com.

Important Events In the Development of Our Business

Important events in the development of our business are provided under Item 4.B., below, and in other sections of this filing.

Principal Capital Expenditures And Divestitures Since October 1, 1997

We continue to develop, change and enhance our software and product offerings. Since October 1, 1999, the only capital divestiture has been the filing by our US operating subsidiary, PhotoChannel, Inc., under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001. The only capital expenditures have been for computer equipment, software and furniture and leaseholds, which occurred in the normal course of our operations. Our total capital expenditures were approximately $1,127,371 for the year ended September 30, 2007 compared with $777,479 in 2006, $523,595 in 2005, $536,241 in 2004 and $264,123 in 2003. We have financed these expenditures primarily by issuing common shares. Further details applicable to our anticipated capital expenditures and funding sources are detailed in Liquidity and Capital Resources in Item 5.B.

Principal Capital Expenditures And Divestitures Currently in Process

As of February 1, 2008 there were no capital expenditures or divestitures in process outside of the normal course of business.

Public Takeover Offers

There have been no public takeover offers by third parties in respect of our shares.

Acquisition of Pixology plc

On April 25, 2007, we announced that we had reached an agreement with the board of directors of Pixology on a recommended all cash offer by PhotoChannel for all of the issued and to be issued shares of Pixology (the “Offer”) for 40.0 pence per Pixology share (approximately Cdn$0.90 per Pixology share) (the “Offer Price”). Pixology had 20,273,840 ordinary shares issued and outstanding. At the time of the Offer this valued the existing issued share capital of Pixology at approximately £8.1 million (approximately Cdn$18,225,000). On July 2, 2007 we acquired all of the outstanding shares of Pixology, for a total purchase price of approximately $17,650,000 before direct costs associated with the acquisition, based on exchange rates at the time of take-up. Subsequently when the share capital was tendered up to us, the Canadian dollar had further appreciated against the British Pound Sterling and we acquired all of Pixology’s share capital for approximately Cdn$17,487,287. We took up the tendered shares of Pixology on July 2, 2007. We completed the acquisition of all of the outstanding shares of Pixology, and converted Pixology to a non-public company under the laws of the United Kingdom on October 27, 2007.

Reasons for the Acquisition of Pixology

We determined to acquire Pixology for the following reasons:

•
The acquisition of Pixology gives us global reach and an international presence in the delivery of solutions for online printing. We have operations in North America, and intend to expand into Latin America, Asia and Australia. Pixology has operations in the United Kingdom and the United States. We believe that the combined companies will be able to expand internationally, in particular into Europe from a UK base, and throughout North America from our Vancouver offices.

•
The acquisition of Pixology expands our product offerings into the important kiosk software market. At present, printing of digital images through in-store kiosks represents a large portion of overall production of digital images, and most major Retailers provide in-store kiosks for their customers. Pixology has well established kiosk technology which has been tested and withstood the rigours of the retail environment. We estimate the cost to develop this technology would be approximately Cdn$3,800,000, would take twelve to twenty four months to complete, and would still not have been tested in a retail environment. With the completion of the acquisition, we are able, in a reduced period of time, to offer our customers a more comprehensive, tested, integrated product range, which we have been advised by our customers is more attractive to them.

•
Relationships with large Retailers are important to our business. Pixology has a number of important customer relationships, which expands our opportunity for growth. Pixology has strong relationships with Tesco, Boots, ASDA and Jessops in the United Kingdom, and with Costco in the United States. We believe the combined group will benefit from an expanded customer base.

•
We have greater critical mass with the acquisition of Pixology in terms of customer base. We believe that the combination of the two companies enables us to compete more effectively with our major competitors and reduces our reliance on our current limited number of large Retailer clients.

Information Concerning Pixology

Overview

Pixology was a provider of software for the digital photography industry and operated a business, parts of which are similar to that of our existing business. Pixology was focused exclusively on this market and had developed software and networks that enabled equipment manufacturers and retailers of photofinishing services to substitute the analogue film environment with new digital infrastructure. Pixology’s customers were principally companies located in the United States, Japan and the United Kingdom, and included Costco in the United States, Canada and Mexico and Tesco, Boots, ASDA and Jessop’s in the United Kingdom.

Pixology had two principal product offerings – in-store kiosk technology and an online digital printing solution which is similar to our Network offering. Pixology’s particular area of expertise was in the delivery of software for in store Kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery. Pixology had been providing this service in the retail environment for the past four years. We have taken over this service and currently provide it to a number of retail customers including Tesco, Jessops and Costco in the United States, Canada and Mexico.

Pixology also provided an online digital printing solution similar to the PhotoChannel Network called the Pixology Online Photo Center. We have taken over the delivery of this service. Current customers for this service include Tesco, Asda and Boots in the United Kingdom. This service is not as developed or robust as the PhotoChannel Network and we have plans in place to convert existing Pixology Online Photo Center users to the PhotoChannel Network. We expect that customers of Pixology will benefit from the additional technology we are able to provide, and may see an increase in the use of online printing as a result.

Effect on Financial Position

We will continue to develop the business of Pixology both in terms of its technology and in terms of its business. We expect the existing customers of both PhotoChannel and Pixology will benefit from the wider ranges of services and greater efficiencies we are able to offer. We intend that the existing assets of Pixology, being primarily intellectual property relating to software and systems for in-store kiosks, will continue to be employed and developed within the combined companies. We are currently integrating the Pixology Online Photo Center offering with the PhotoChannel Network to provide Retailers with a single, integrated solution.

The headquarters of the combined group is located in Vancouver, British Columbia, although we maintain a substantial presence in the United Kingdom to satisfy customer needs, take advantage of the skills and relationships of retained Pixology staff, and to continue to develop the kiosk technology.

Prior to the acquisition, Pixology announced that it expected to experience a loss of between £1.35 and £1.65 million for the year ending December 31, 2007. We incurred a loss relating to Pixology operations of approximately Cdn$2,231,013 (approximately £1,054,000) over the three months from the date of the acquisition of Pixology to September 30, 2007. In the short term, the acquisition of Pixology will have an adverse effect on our earnings, but we expect the acquisition will, over the medium to long term, result in a stronger company. We are rationalizing operations across both companies, particularly in areas that are duplicated, and expect to obtain cost savings through such rationalization. During the three month period ended September 30, 2007, a total of four (4) senior employees were released and two (2) non-executive directors of Pixology resigned as part of this rationalization, resulting in annual savings of salaries, before bonus’, of approximately $1,000,000, which are included in our loss relating to Pixology operations for the quarter. We also incurred approximately $45,000 (approximately £21,333) in expenditures relating to the termination of Pixology’s public company costs, which are expected to result in annual savings of approximately $237,000 (approximately £112,000). We also expect to take advantage of additional cost reductions as management and operational synergies are implemented and realized.

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

On October 2, 2000, we introduced an e-processing and photofinishing service as a business–to–consumer strategy, offering film processing, scanning, storage and printing of digital images directly to US consumers via our wholly owned US subsidiary, PhotoChannel, Inc. Our long-term strategy at that time was to develop a membership network of professional photofinishing retailers, and to apply the “mail order” model of our US subsidiary to reach the retailers’ customers.

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

Subsequent to March 2001, our focus has been one of a digital imaging technology provider for a wide variety of businesses including photofinishing retailers, professional and commercial photo processing labs, image content owners and targeted portal services. We have created and manage a digital network environment (the “Network” or “PhotoChannel Network”) whose focus is on delivering digital image orders from capture to fulfillment under the control of our originating Network member.

On May 10, 2001 the first retail Network members outfitted with their own branded web sites were activated onto the Network. These retailers accept the upload of images that originate within digital cameras or have been scanned within the store environment to sites we create and host. Our Network is a transparent component to the end consumer, existing solely as the technology backbone of the retailer’s digital imaging strategy.

With the establishment and launch of our Network, we distanced ourselves from our past of being an Internet photofinishing “mail order” service and transformed into an Internet infrastructure company that manages a Network environment that today is focused on delivering digital imaging from order origination to fulfillment through our retail relationships and connectivity to retail locations.

During fiscal 2007 we expanded our product offering to include in-store kiosks, through our acquisition of Pixology. We believe that this technology once integrated with the PhotoChannel Network will provide a full turnkey, online and in-store, digital solution for new and existing customers.

Digital photography has grown at a rapid pace the last several years. Mainstream adoption of digital cameras by consumers replacing older film cameras has come directly from rapidly falling prices coupled with much improved technology. Domestic digital camera sales have grown from 1.1 million units domestically in 1998, to 20.5 million units in 2005, and an estimated 20.7 million units for 2006.1 Global digital sales estimates for 2006 from different industry sources range widely from 89 million2 to 100.5 million3 units. At the same time, domestic sales of film cameras have fallen precipitously from 16.4 million units in 1998 to 4.3 million in 2005 and an estimated 3.0 million units for 2006.

Industry predictions point to a future digital sales slow down, with a peak of some 29.5 million U.S. units in 2009, and overall household penetration reaching 80% by 2010.4 Global growth rates are expected to start slowing in 2007, and global unit sales will decline to 82 million by 20095. Generally, the digital camera household penetration rate has grown from 34% in 2004 to 47% in 2005.

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
5 IDC from http://www.itfacts.biz/index.php?id=P3282

Camera phone handsets in the North American marketplace totalled some 57 million by end 2005 (46% of all handsets) and this market is expected to continue to grow and predicted to reach 144 million in 2009 (or 86% of all handsets).6 Numbers have grown quickly from an estimated base of 3 million units in 2003 and 16 million in 2004.7 Initial handset cameras had limited resolutions of under 1 Megapixel, and limited capability to otherwise distribute or share the resulting image. However, the latest generation of camera phones have resolutions of up to 3.2 Megapixels. 74% of mobile handsets to be sold in the 2007 U.S. market are estimated to have built in cameras, with 13% of those having the higher 3.2 Megapixel camera sensors.8 Additionally, technology inside the phone unit itself such as Bluetooth wireless technology and improved software systems and navigation from both handset manufacturers and mobile network operators has made it much easier for consumers to transfer, distribute and/or share their camera phone images. Despite these improvements, the vast majority of the billions of camera phone images (estimated at 97%9) are today still not yet converted to prints, so a behavioural shift here would be significant.

DSLR cameras are higher priced, higher resolution, more sophisticated models, and afford consumers better and more professional quality capabilities. They differ from mainstream smaller sleeker point-and-shoot digital cameras with their characteristically lower resolution. DSLR cameras still represent a small (but growing) share of overall unit sales, but account for a disproportionately larger revenue share given their current average sales price of $942,10 as compared to a range of $16211 - $30312 for standard point-and-shoot mainstream digital cameras. DSLRs account for 6% of units shipped but a much more significant 19% of dollar value.13

The large consumer shift to digital camera technologies over the last few years as described above has brought with it an entirely new set of consumer behaviour and activities relating to the resulting digital photo images, their distribution and enjoyment, and their subsequent transformation into hard copy prints or traditional photos. It has also radically transformed the traditional photofinishing business.

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

Digitized pictures can be printed either on color inkjet (typically directly at home by the consumer) or dye sublimation photo printers (for instance, by a retailer in a physical commercial setting) Alternatively, they can be processed through an online service, which provides print photographs at a quality consistent with that offered by conventional film processors at retail. Digital pictures may be stored on desktop or laptop computers, on CDs, DVDs, other removable media formats, or as negatives at a website of an online digital photography service provider. Consumers may alternatively also physically take the removable media memory card from their digital camera to retailers with digital photo kiosks, where they can then select and format the digital images for subsequent printing in store.

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
10 NPD Group Inc. from Wall Street Journal
11 NPD Group Inc. (Dec. 4, 2006)
12 PMA Marketing Research: Photo Industry 2006 Review and Forecast
13 Camera & Imaging Products Association (CIPA) from http://www.dpreview.com/news/0612/06120101cipashipq3.asp

High growth in overall Internet adoption and broadband penetration rates has further fuelled the process and provided for a host of alternative services (online and at the retailer) to meet these new photo processing demands. Residential broadband subscriptions in the USA grew 20% in 2006 to exceed 50 million households, and forecast to grow to 60 million households by the end of 2007 (a 55% penetration rate).14 The introduction of camera phones mentioned above has bred a host of different consumer behaviours and activities that include distribution by e-mail, Multimedia Messaging Service (MMS), saving them to the phone screen, transferring them to a PC, sharing them online, printing them, and doing nothing with them. There is a strong correlation between digital camera ownership, broadband usage, and camera phone ownership, with 79% of households with broadband and 63% of camera phone owners having a separate digital camera.15

The primary target market for our Network services are print origination members such as general retailers, online communities, portals, and print fulfillment members such as photofinishing retailers. The use of digital cameras has increased dramatically (not only in North America, but worldwide), as has the availability of photographic quality digitized print services, both at retail and online. There is no demographic which digital cameras are exclusive to, especially in light of constantly falling prices the last several years, nor is there a prohibitive degree of technological sophistication required to operate these cameras. The average price paid for a digital camera has fallen from $315 in 2004 to $303 in 2005, and continues to fall.16

Photofinishing retailers originally viewed digital camera penetration as threatening their future. Film processing volume has been falling steadily. In the U.S. alone, sales have fallen from 671 million rolls in 2003, to 571 million rolls in 2004, to 480 million in 2005 and an estimated 369 million in 2006 (a total drop of some 45% in that period). Commensurately, processing revenue has fallen in the same period from $5.39 billion in 2003 to an estimated $2.98 billion in 2006, a similar 44.7% drop.17 As consumers have switched their picture-taking activity from film to digital, one of the greatest challenges has been making them aware of the options for printing their digital pictures. The effect of digital cameras to date and future projections indicate that digital will have an additive effect on the growth of picture taking overall, as the cost to shoot a digital image is nothing compared to a film exposure.

Despite the number of online options for digital printing, we believe that the majority of consumers will not change their habits – they will continue to look to the photofinishing retailer as their destination for convenient, quality driven printing. Photofinishing retailers are making changes to ensure they remain at the center of photofinishing. As picture taking has become increasingly digital, retailers want to ensure they retain the foot traffic in their stores and the relationship with their customers. The first step for them is ensuring they have equipment that can print digital images and can create digital images from film. The central piece of equipment retailers utilize for this is the “digital minilab”, with 17,000 of them installed in the US in 2004 (or over 50% of all minilabs), and an estimate of over 25,000 digital minilabs installed by 2008 representing over 76% of all minilabs.18 The rise of the digital minilab install base has been the defining factor in returning retailers to the forefront of printing pictures. Further, retailers have worked to retain their customer base by introducing online based digital photo processing functionality (with in store pick-up) and placing digital photo kiosks physically in store to serve as wide a customer base as possible.

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

In 2003, 56 Billion digital photo exposures were taken worldwide, with growth to 144 Billion in 2005 and an estimated 312 Billion by 2008.20 The number of captured digital images in the USA (not including camera phones) has grown from 7.8 Billion in 2003, 12.9 Billion in 2004, 17.1 Billion in 2005, and an estimated 21.7 Billion in 2006. At the same time, the number of digital prints made by all methods has grown from 1.5 Billion (19.2% of total captured) in 2003, 3.1 Billion (24% of total) in 2004, 4.5 Billion (26.3% of total) in 2005, and an estimated 6.4 Billion (29.4% of total) in 2006. Film and digital cameras combined produced 14% fewer prints between 2000 and 2005 including retail, online, and home alternatives. Including prints made at home, the total value of printing was higher at $6.81 Billion in 2005 than the $6.23 Billion in 2000.21

The growth of printing at retail has recently outpaced home printing, and is expected to continue to do so in the next couple of years, for a variety of reasons. This is reflected in relative home and retail printing volumes. For the first time since the introduction of digital cameras in the US, retail and online entities were the top destinations for digital printing in 2005. It is forecast that by 2008, of the digital photo exposures that get printed worldwide, 56 Billion or 43% will be printed by retailers. Translated into photofinishing revenue, it is predicted that digital photofinishing at retail, from both store location drop-off and online orders, will be a $6.2 Billion industry by 2008. In 2000, 89% of all digital image printing was done at home with only 4% at retail, but by 2004, home printing had fallen to 56% with retailers printing 34% of all digital images. By 2010, it is expected retailers will be printing 45% of all digital images. 22

Growth in online printing outpaces the overall total market, but it is lower than the growth in retail printing. The number of prints ordered online and mailed to consumers’ homes accounted for more than 9 percent of the total prints made in 2005, up from under 7 percent the year before. The market share of pure online printing will face increasing pressure in the future from the increasing availability of cheap printing options at retail which are taking print orders in store (including at kiosks), and replicating the online entities’ offering of online ordering of prints. Further, retailers are able to significantly improve the consumer experience by allowing in-store print pick-up at a convenient location shortly after order placement online.

The above trends suggest continued growth opportunities for the future, and though more current trends are not yet available, we expect that the trends outlined above will continue into the future.

* Data Sources: PMAI/PMA, InfoTrends, NPD Group Inc., IDC, Gartner Group, iSuppli, Mizuho Securities (Japan), CIPA (Japan), Parks Associates, Wall Street Journal, Fuji, Hewlett Packard (HP)]

20 Hewlett Packard (HP)
21 PMA Marketing Research: Photo Industry 2006 Review and Forecast
22 InfoTrends

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

In October 2002, we launched our Network with our first large retail chain, Black Photo Corporation (“Black’s”). Black’s is a wholly owned subsidiary of Fuji Film Canada. Black’s owns and operates 136 photo retail stores across Canada under the Black’s and Astral banners. As part of our Network, we developed a fully syndicated white branded site at www.blackphotocenter.com, which prints back to a large Canadian wholesaler and is then delivered back to a Black’s location of the customer’s choice for pickup, or is mailed or couriered back to the customer, at the customer’s option. In September 2004 Black’s began to connect their retail locations to allow for prints ordered through our Network to be directly printed in the retail location selected by their customer for pickup.

During fiscal 2003, we increased our retail photofinishing base to include such companies as Wal-Mart Canada, and Giant Eagle, Inc. in the United States. During fiscal 2004, we continued to add new photofinishing retailers, including Konica Minolta Photo Imaging USA, and expanded our offering to provide online image printing and picture messaging services to wireless carriers, with the launch of our first wireless carrier, TELUS Mobility. During fiscal 2005, Wal-Mart Canada began to connect their retail locations to allow for prints order through our Network to be directly printed in the retail location selected by their customer for pickup. During fiscal 2006 we launched our first large US based retailer, CVS pharmacy. At February 28, 2007, Wal-Mart Canada had connected all of their 281 retail locations, Black’s had connected all of their 136 retail locations, Costco Canada had connected all of their 70 retail locations and CVS/pharmacy in the United States had connected 4,995 of their approximate 6,200 locations, enabling all directly connected locations to offer a one hour digital printing solution from online ordering. In June of 2007 we became Fujifilm Canada’s preferred partner for the provision of online digital print services, and further to that partnership launched the PhotoChannel Network on Shoppers Drug Mart in Canada in September of 2007. We are now the dominant provider of online ordering and digital print connectivity for retailers in Canada.

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

Pixology Kiosk Technology

With the acquisition of Pixology on July 2, 2007, we added a kiosk software to our product offering. Pixology was focused exclusively on the photofinishing market and had developed software and networks that enable equipment manufacturers and retailers of photofinishing services to substitute the analogue film environment with new digital infrastructure. Pixology’s customers were principally companies located in the United States, Japan and the United Kingdom, and include Costco in the United States, Canada and Mexico and Tesco, Boots, ASDA and Jessop’s in the United Kingdom.

Pixology had two principal product offerings – in store kiosk technology and an online digital printing solution which is similar to our Network offering. Pixology’s particular area of expertise was in the delivery of software for in store Kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery. Pixology had been providing this service in the retail environment for the past four years. We have taken over this service and currently provide it to a number of retail customers including Tesco, Jessops and Costco in the United States, Canada and Mexico. We are currently also providing the Pixology Online Photo Center, although we have plans to phase out the delivery of this service and replace it with the PhotoChannel Network. This service is currently provided to such major retailers as ASDA (Wal-Mart UK), Boots Pharmacy and Tesco in the UK.

Summary of Gross Revenues

During the year ended September 30, 2007, 71% of our revenue was generated from our Network (2006 – 100%; 2005 – 100%) and 29% from our wholly owned subsidiary Pixology (2006 – Nil; 2005 – Nil). Revenues for each of the three years were, as follows:

	Year Ended September 30,
	2007	2006	2005
PhotoChannel Network	$5,321,247	$4,075,151	$2,116,503
Pixology	2,190,081	-	-
Total Revenue	$7,511,328	$4,075,151	$2,116,503

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

Printing of Digital Images

Our online business model of being an open, scalable and secure network provider for the photofinishing industry is currently unique. The most notable names in the online photofinishing business, names such as Kodak’s EasyShare Gallery (formerly known as Ofoto, and now fully reincorporated into Kodak proper) and Shutterfly, do not currently compete for our retail customers. These companies have focused on a pure business to consumer model of online photofinishing. These companies are competing directly with the established “mail order” players such as Mystic Color and District Photo (the world’s largest mail order photofinishing operator). It is worth noting that mail order generally declined as a market force over the last decade as the one-hour onsite operations of retailers came to dominate the photofinishing landscape. We believe consumers will continue to show a preference for the in-store printing solutions offered by our retailers.

Our kiosk business model going forward is one of connecting with our Network to offer a turnkey (online and in-store) digital printing solution. This solution will provide the same look and feel to the consumer whether they are ordering prints online or in-store from the kiosk. It will also permit the consumer to access their online account from the in-store kiosk. This advantage will allow consumers to order prints and gifting products from their online albums while in the store or upload digital images from the kiosk into their online album(s) saving all in one step. We believe consumers, as with the automated banking machines, will continue to utilize the in-store kiosk even as the use of online becomes more common practice.

Our most significant online competitor is HP’s Snapfish. Prior to HP’s acquisition of Snapfish in 2005, Snapfish was focused on a pure business to consumer model, competing with Kodak’s Ofoto (at the time) and Shutterfly. During 2005, Snapfish entered the distributed printing model (as used by us) when it signed Costco USA. Immediately thereafter it was purchased by HP for an undisclosed amount. Although Snapfish now competes with us under a distributed printing model for retailers they continue to operate their business to consumer (“mail order”) model, which is in essence a competitor to the retailers that they aspire to contract with. We believe that continuing to support the business to consumer model may send a mixed message to the retailer and this may be an advantage to us, as we compete with Snapfish for large US retailers.

Our most significant kiosk competitor is Kodak with more kiosks in the marketplace today than any other manufacturer. We believe that going forward we will have an advantage over Kodak with an integrated online/kiosk solution, at which time our main competitor may become Hewlett Packard, as it too has a kiosk technology similar to ours. Other kiosk manufacturers are Fuji Film, Lucidiom, Works Imaging and Beaufort.

Photofinishing retailers are our true customers. Organizations such as Kodak, Fuji, Hewlett Packard and Pixel Magic also compete with our service in varying manners, but all also work with retailers in terms of providing equipment to scan silver halide images to digital, digital print equipment and some provide online storage and web site hosting. We believe that we can co-exist in many retail environments with these other industry players without directly competing with them, as our services are independent of the type of digital imaging hardware the retailer prefers to use. We also believe that we can deliver the secure network component and lab broker system of delivering print orders from outside parties without having to compete on the equipment, hosting and storage business. Some larger retailers have created internal networks, however, such networks are restricted to that retailer’s stores.

One of our strengths is that we offer a complete solution that creates a secure and open network and kiosk software, both of which are agnostic to the brand of digital minilabs and kiosk hardware being utilized by the photofinishing retailer. This allows different retailers and web properties to do business together if they so desire. Up until now, the climate has been fairly one-dimensional with closed, non-integrated networks and software. Our business model allows us to create a multi-dimensional digital image solution.

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

C. Organizational structure

We have five (5) wholly owned subsidiaries, Pixology Limited, Pixology Software Limited and Pixology, Inc. are all active and PhotoChannel Capital Inc. and PhotoChannel Management Inc are inactive. We acquired Pixology Limited, Pixology Software Limited and Pixology, Inc. in connection with the acquisition of Pixology. All of our U.K. and kiosk operations are operated out of Pixology. PhotoChannel Capital Inc. was incorporated on January 25, 2000 to undertake the sale and distribution of units of PhotoChannel.Com Limited Partnership and is the sole shareholder of PhotoChannel Management Inc. PhotoChannel Management Inc. was incorporated on January 25, 2000 and is the general partner of the PhotoChannel.Com Limited Partnership. The PhotoChannel.Com Limited Partnership is inactive and does not carry on any business.

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

In April, 2004, we exercised our call options with the limited partners thereby acquiring all of the Limited Partnership units. Under the terms of the call option agreements we issued 16,100,000 common shares and 13,650,000 common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one additional common share of us at a price of $0.10 per share up to June 30, 2004. We recorded the redemption of the PhotoChannel LP at the fair value of the common shares and common share purchase warrants (See note 16(c) of our consolidated financial statements for the year ended September 30, 2007). For Canadian GAAP, we recorded the offsetting amount as an increase in our deficit and for US GAAP as goodwill.

D. Property, plant and equipment

Our executive offices are located at 425 – 590 Carrall Street, Vancouver, British Columbia, Canada, V6B 6E3. The premises currently comprise approximately 6,602 square feet in an office building. The premises are leased from an unaffiliated party expiring July 31, 2008. The base monthly rent is approximately $9,903.

Our Network equipment is located at TELUS Corporation’s co-located hosting facilities, which are located at 5 – 3777 Kingsway, Burnaby, British Columbia, Canada, V5H 3Z7. The premises are under contract from an unaffiliated party for a period of thirty-six months expiring March 14, 2007. The base monthly rent, including prepaid monthly bandwidth usage of 25 Mbps, is approximately $15,100.

Our office in which Pixology operates out of are located at 20 Priestly Road, Surrey Research Park, Guildford, Surrey GU2 7YS, UK. The premises currently comprise approximately 6,664 square feet in an office building. The premises are leased from an unaffiliated party for a period of 10 years expiring on April 24, 2013. The base monthly rent is approximately $24,000. On October 19, 2007 Pixology exercised its right to terminate this lease by paying a fee equal to three months rent, being approximately $77,000. Such termination will take affect on April 24, 2008. Pixology is currently looking to renegotiate for a smaller square foot area.

Our Pixology data base and network equipment is located in two data facilites: Redbus, Sovereign House – Interhouse, 227 Marsh Wall, London E14 9SD; and Telehouse Docklands, Coriander Avenue, London E14 2AA. The premises are under contract from unaffiliated parties for a period of thirty-six months expiring February 2009. The base monthly rent is approximately $15,000.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

In this section, we explain our consolidated financial condition and results of operations for each of the years ended September 30, 2007, 2006 and 2005. As readers read this section, they may find it helpful to refer to our consolidated financial statements at the end of this annual report and the information contained in the section entitled “Selected Financial Data” in Item 3 of Part I of this annual report.

Our consolidated financial statements were prepared in accordance with Canadian GAAP. See Note 16 to the consolidated financial statements for the year ended September 30, 2007 for a discussion of material measurement differences between Canadian and US GAAP, as it relates to us.

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

Intangible assets acquired both individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values. Intangible assets with finite useful lives are amortized over their estimated useful lives. The amortization methods and estimated useful lives of intangible assets are reviewed annually. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss would be recognized in income for the excess, if any.

Intangible assets with finite useful lives, including acquired software and customer relationships, are amortized over their estimated useful lives.

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to our reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill of the reporting unit is considered to be impaired when the carrying amount of the reporting unit exceeds its fair value. An impairment loss, if any, would be recognized as a separate line item in the statement of earnings.

We recognize asset retirement obligations with respect to the restoration of leased office premises in the United Kingdom at the end of the lease term to their original condition . We estimate fair value by determining the current market cost required to settle the asset retirement obligation, adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in general and administrative expenses. We review asset retirement obligations on a periodic basis and adjusts the liability as necessary to reflect changes in the estimated future cash flows and timing underlying the fair value measurement.

The Company has a stock option plan, which is described in Note 10 to the financial statements. In November 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments”. Section 3870 sets out a fair value based method for the recognition, measurement and disclosure of certain stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the use of the fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the company is required to or has a practice of settling in cash are recorded as liabilities. This section applies to certain awards outstanding on the date of adoption, being October 1, 2004 for the Company, and relates to all awards granted on or after October 1, 2002. Previously, the company disclosed the pro forma effect of employee stock based compensation expense in the notes to the financial statements.

As a result of adoption, the Company applied the recommendations with retroactive application and recorded an adjustment to opening deficit of $314,011 in its fiscal 2005 financial statements and recognized a compensation expense of $799,750, $215,084 and $124,338 for stock options issued to employees for the years ended September 30, 2007, 2006 and 2005, respectively.

Special Note Regarding Forward-Looking Statements

We have made forward-looking statements in this annual report that are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future results of operations. Also, when we use such words as “believe,” “expect,” “anticipate,” “plan,” “could,” “intend” or similar expressions, we are making forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks are discussed in Item 3.D “Risk Factors.” In particular, the statements contained in Item 4.B “Business Overview”, this Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties. Given these uncertainties, we caution readers not to place undue reliance on such forward-looking statements.

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

During 2003 and 2004, we deployed our services to photofinishing retailers. With these deployments, increased volumes and changes in the industry, during 2005 we embarked on the architecture, development and deployment of a new Network platform, which we launched during 2005. Our new platform now allows us to deliver all orders received to the selected retailers’ or wholesalers’ digital minilabs within one hour of receipt, as well as enhancing our platform to permit easier, more cost effective launching of new retailer sites. During 2005, 2006 and 2007, we added a number of retailers to our new Network platform, including Wal-Mart Canada, Costco Canada, and CVS/pharmacy in the United States.

During 2007, we acquired Pixology and added a kiosk software to our product offering. Pixology is focused exclusively on the photofinishing market and had developed software and networks that enable equipment manufacturers and retailers of photofinishing services to substitute the analogue film environment with new digital infrastructure. Pixology’s customers were principally companies located in the United States, Japan and the United Kingdom, and include Costco in the United States, Canada and Mexico and Tesco, Boots, Asda and Jessop’s in the United Kingdom.

Pixology had two principal product offerings – in store kiosk technology and an online digital printing solution which is similar to our Network offering. Pixology’s particular area of expertise was in the delivery of software for in store Kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery. Pixology had been providing this service in the retail environment for the past four years. We have taken over this service and currently provide it to a number of retail customers including Tesco, Jessops and Costco in the United States, Canada and Mexico.

Years Ended September 30, 2007 and September 30, 2006

Revenue

With the purchase of Pixology, whose operating results since the acquisition date are included in the Company’s overall operating results, the Company’s revenue increased by 84% to $7,511,328 compared to fiscal 2006.

Excluding results generated through the acquisition of Pixology, revenues increased 31% compared to 2006 with year on year transactional revenue being the largest driver of this increase, showing a significant increase of 104%.

The overall increase was primarily attributable to two factors: organic growth in usage of the Network from customers of our photo-finishing retailers; and our retailers offering the convenience of one hour printing from online. We believe that organic growth will continue to grow as the Internet is increasingly adopted by consumers as a means to print images and gifting products. Based upon our past experience, we have traditionally seen an ongoing increase in the use of our service as in-store printing is adopted.

Professional fees were up $114,212 or 40% compared to 2006, as we provided more email marketing assistance to our retailer base. We have seen that email marketing by our retail partners leads to increases in the number of orders placed by their customers and a related increase in transactional fees to us. We expect to continue assisting our customers in the future as requested, in order to drive additional orders through our Network.

Revenue from installation fees increased 10% compared to 2006, however, revenue related to installations of lab systems decreased by $683,066 or 55%, which was offset by a reduction in our cost of installations, compared to 2006. Installation revenues have primarily consisted of lab system installations in our retail partner locations to enable one-hour printing, but also include a nominal monthly charge for licensing fees. Many of our new retail partners are electing to install or have already installed their own lab systems. We expect this trend will continue, leading to reduction of our revenues related directly to lab system installations, however, with licensing fees from Pixology customers, which derives significant revenue through licensing fees, overall revenue from installation fees has increased to $1,362,452 for the year.

The acquisition of Pixology brought a number of new customers and significant contracts into the business, including contracts with established companies providing recurring income from both transactional commission fees as well as regular software license fees.

Operating Expenses and Net Loss

We recorded a loss from operation for the year ended September 30, 2007 of $4,763,761, representing an increase of $2,128,845 or 81% compared to the same period last year. The increase in loss during 2007 was primarily the result of our acquisition of Pixology on July 2, 2007, which contributed $2,231,013 or 47% of this loss. Excluding Pixology our loss from operations increased in fiscal 2007 compared to fiscal 2006 due to increases in research and development, general and administrative and amortization, but were partially offset by an increase in revenues and reductions in network delivery and sales and marketing.

A comparison of operating results and non-operating events for the two years ended September 30th are set out in the table below.

Description	2007	2006
Loss from operations	$(4,763,761)	$(2,634,916)
Other items	(1,308,475)	2,615
Net loss under Canadian GAAP for the year	$(6,072,236)	$(2,632,301)
Change in fair value of embedded foreign currency derivative related to warrants	268,089	-
Net loss under US GAAP for the year	$(5,804,147)	$(2,632,301)
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(809,569)	-
Comprehensive loss for the year	$(6,613,716)	$(2,632,301)

Expenses increased by 83% to $12,275,089 compared to 2006. Of this increase $4,484,000 or 81% of the year on year increase was due to the expenses of Pixology being included in the consolidated results of the Company from the date of acquisition on July 2, 2007. Within this amount there were administrative costs of approximately $916,105 associated with integration of the new subsidiary. The remaining increase of $1,081,022 was primarily due to an increase in research and development and general and administrative expenses, offset by a reduction in network delivery and sales and marketing costs.

Research and development expenses, excluding those incurred by Pixology increased by $665,956 or 29% compared to 2006. This increase was primarily due to an increase in staffing and consultants used to develop and enhance our product offering and a stock-based compensation expense resulting from the distribution of stock options, as an incentive to the development team. This expense also includes new costs, including travel, which are the result of the acquisition of Pixology. Costs directly related to the Pixology operation during this period amounted to $1,212,297. We believe that our networked online platform enables us to offer one of the most comprehensive solutions in the marketplace today for one hour in-store printing and gifting. Our research and development expenses help ensure that we maintain this market advantage.

General and administrative expenses, excluding those incurred by Pixology increased by $737,946, or 50% compared to 2006. This increase was primarily due to an increased non-cash expense for stock-based compensation of $341,983, but also from smaller increases in accounting and legal, salary, office and miscellaneous, public company fees and rent. Costs directly related to the Pixology operation during this period amounted to $1,017,660.

Network delivery expenses, excluding those incurred by Pixology decreased by $419,309 or 23% compared to 2006. This decrease was primarily due to a decrease of $567,831 or 56% related to the installation of new lab systems required for direct to in-store printing and CD burning equipment, offset by minor increases in telecommunication and salary and customer service costs. Costs directly related to the Pixology operation during this period amounted to $1,141,601.

Sales and marketing expenses, excluding those incurred by Pixology decreased by $91,162 or 12% compared to 2006. This decrease was primarily due to a decrease of $155,883 in staffing, partially offset by an increase in stock-based compensation in both miscellaneous and stock Costs directly related to the Pixology operation during this period amounted to $487,499.

Amortization expense, excluding that incurred by Pixology increased by 45% to $585,768, as the Company purchased new hardware and software for the development and deployment of its new infrastructure. The amortization policy of the capital assets is described in note 2 of the financial statements. Costs directly related to the Pixology operation during this period amounted to $687,686.

The operating loss for fiscal 2007 excluding the results of Pixology decreased by 6% to $2,469,663 due to the increase in revenues noted above, which were mainly offset by increased operating expenses.

During the year ended September 30, 2007, the Company incurred a foreign exchange loss of $1,1,718,164 primarily as a result of an increase in the value of the Canadian dollar compared to the US dollar. This primarily arose as a result of the Company completing a private placement in US dollars during the year of US$15,064,000 resulting in larger than usual amounts of US dollar deposits being held during the year and the translation of US dollar denominated cash deposits into Canadian dollars.

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

Revenue for the year ended September 30, 2006 was $4,075,151 versus $2,116,503 for the year ended September 30, 2005. Revenue increased by 92.5% due to a 138.2% increase ($978,766) in transaction fees as an increased number of retailers and consumers began to adopt our services, a 83.4% increase ($563,656) in installation fees, and a 44.8% increase ($232,371) in membership fees. The increase in membership fees during fiscal 2006 was directly related to the increase in installation fees, as we connected additional retail locations to our Network offering these locations the ability to offer one hour photofinishing. With this one hour solution we charge our retailers a monthly fee for direct connection to our Network, that is referred to as a membership fee. We defer revenue from installation fees earned for the set-up of a customer website and recognize it as income over the estimated term of the customer relationship period. At September 30, 2006, we had deferred revenue of $226,594 (2005 – $188,040).

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

Description	2006	2005
Loss from operations	$(2,634,916)	$(3,163,950)
Other items	2,615	15,983
Net loss and comprehensive loss for the year attributed to common shareholders	$(2,632,301)	$(3,147,967)

In fiscal 2006, expenses increased by $1,429,614 to $6,710,067 (2005 – $5,280,453) or 27.1% over 2005 expenses, primarily due to an increase in Network delivery, research and development and sales and marketing costs of 100.4%, 41.8% and 6.1%, respectively. Salaries, consulting, and customer service expenses across the whole company increased $445,519 to $3,761,887 (2005 – $3,316,368), a 13.4% increase over the year before.

In fiscal 2006, Network delivery costs increased $902,243 to $1,800,882 (2005 – $898,639), a 100.4% increase over the comparable period of 2005. This increase was primarily due to an increase in the number of lab server installations completed in fiscal 2006, as our customers continue to expand the number of their retail locations that can offer one hour online digital photofinishing. Transactions processed by our Network also increased, resulting in an increase in our usage of bandwidth (i.e. internet related costs), along with an increase in salaries related to customer service staff required. We expect these expenses to continue to increase, as the adoption of our service increases with consumers. Salaries and customer service in this area increased $119,958 to $334,591 (2005 - $214,633), a 55.9% increase over the same period in 2005.

In fiscal 2006, general and administration expenses decreased $292,162 to $1,468,713 (2005 – $1,760,875), a 16.6% decrease over the comparable period of 2005. The largest contributor to this decrease during fiscal 2006 was salaries and consulting, which decreased by $226,815 primarily due to a one time charge for severance in the amount of $178,027 to our former Chief Executive Officer in fiscal 2005 and a decrease of $15,020 in compensation expense for stock options vesting during the year ended September 30, 2006. Salaries and consulting expenses in this category were $784,434 (2005 - $1,011,249), down 22.4% from the year before in 2005.

In fiscal 2006, sales and marketing expenses increased $42,477 to $738,013 (2005 – $695,536), a 6.1% increase over the previous fiscal year. This increase was as a result of an increase in printing, advertising and promotion expenses. Salaries and consulting here decreased slightly by $12,500 to $554,270 (2005 – $566,770), a 2.2% decrease.

In fiscal 2006, research and development costs increased $678,315 to $2,299,859 (2005 –$1,621,544), a 41.8% increase over fiscal 2005. This increase is primarily due to the addition of staffing and consultants required to design, build and deploy a new infrastructure platform, while continuing to meet the demands of new and existing customers on our old infrastructure platform. The new platform allows our customers the ability to offer one hour online digital photofinishing to their consumers and us the ability to more cost effectively and rapidly deploy new retailer sites. Salaries and customer service in this area increased $564,876 to $2,088,592 (2005 - $1,523,716), a 37.1% increase over the same period in 2005.

In fiscal 2006, amortization expense increased $98,741 to $402,600 (2005 – $303,859), a 32.5% increase over fiscal 2005. This increase is primarily the result of the purchase of hardware and software in the amount of $777,479 related to our new infrastructure platform and the continued increase in usage by our retailers’ customers. The purchase of this new equipment provides us with future growth potential and the ability to scale much more efficiently, based upon our anticipated growth.

Operating loss for fiscal 2006 decreased by 16.7%, primarily due to an increase in revenues of 92.5% and was partially offset by an increase in operating expenses of 27.1% for the period.

Years Ended September 30, 2005 and September 30, 2004

Revenue

Revenue for the year ended September 30, 2005 was $2,116,503 versus $763,140 for the year ended September 30, 2004. Revenue increased by 177.3% due to a 437.8% increase ($422,518) in membership fees, a 259.8% increase ($488,334) in installation fees and a 96.1% increase ($347,088) in transaction fees as an increased number of retailers and consumers began to adopt our services. The increase in membership fees during fiscal 2005 was directly related to the increase in installation fees, as we connected additional retail locations to our Network offering these locations the ability to offer one hour photofinishing. With this one hour solution we charge our retailers a monthly fee for direct connection to our Network, that is referred to as a membership fee. We defer revenue from installation fees earned for the set-up of a customer website and recognize it as income over the estimated term of the customer relationship period. At September 30, 2005, we had deferred revenue of $188,040 (2004 – $175,769).

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

Description	2005	2004
Loss from operations	$(3,163,950)	$(3,078,188)
Other items	15,983	25,703
Net loss and comprehensive loss for the year attributed to common shareholders	$(3,147,967)	$(3,052,485)

In fiscal 2005, expenses increased by $1,439,125 to $5,280,453 (2004 – $3,841,328) or 37.5% over 2004 expenses, primarily due to an increase in Network delivery, general and administrative and research and development costs of 173.8%, 23.9% and 25.6%, respectively.

In fiscal 2005, Network delivery costs increased $571,450 to $898,639 (2004 – $327,189), a 174.7% increase over the comparable period of 2004. This increase was primarily due to an increase in the number of lab server installations completed in fiscal 2005, as our customers continue to expand the number of their retail locations that can offer one hour online digital photofinishing. Transactions processed by our Network also increased, resulting in an increase in our usage of bandwidth (i.e. internet related costs), along with an increase in salaries related to customer service staff required. We expect these expenses to continue to increase, as the adoption of our service increases with consumers.

In fiscal 2005, general and administration expenses increased $339,456 to $,1,760,875 (2004 – $1,421,419), a 23.9% increase over the comparable period of 2004. The largest contributor to this increase during fiscal 2004 was salaries and consulting, which increased by $256,810 primarily due to a one time charge for severance in the amount of $178,027 to our former Chief Executive Officer. Another large contributor was the adoption of the Canadian Institute of Chartered Accountants’ Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which resulted in a compensation expense of $85,176 for stock options issued to employees for the year ended September 30, 2005.

In fiscal 2005, sales and marketing expenses increased $53,530 to $695,536 (2004 – $642,006), an 8.3% increase over the previous fiscal year. This increase was as a result of an increase in salaries and consulting.

In fiscal 2005, research and development costs increased $342,306 to $1,621,544 (2004 –$1,279,238), a 26.8% increase over fiscal 2004. This increase is primarily due to the addition of staffing and consultants required to architect, build and deploy a new infrastructure platform, while continuing to meet the demands of new and existing customers on our old infrastructure platform. The new platform allows our customers the ability to offer one hour online digital photofinishing to their consumers and us the ability to more cost effectively and rapidly deploy new retailer sites.

In fiscal 2005, amortization expense increased $132,383 to $303,859 (2004 – $171,476), a 77.2% increase over fiscal 2004. This increase is primarily the result of the purchase of hardware and software in the amount of $523,595 related to our new infrastructure platform. The purchase of this new equipment provides us with future growth potential and the ability scale much more efficiently, based upon our anticipated growth.

Operating loss for fiscal 2005 increased by 2.9%, due to an increase in operating expenses of 37.6% and was partially offset by an increase in revenue of 177.3% for the period.

B. Liquidity and Capital Resources

As at September 30, 2007, we had working capital of $4,117,841 compared to working capital of $2,088,763 at September 30, 2006 and a working capital of $581,166 at September 30, 2005. As a growth stage company, we continue to rely upon the sale of equity capital to maintain our operations and will continue to do so until we manage to reach a cash flow positive position.

For the year ended September 30, 2007, we raised a total of $20,258,419 of which $16,025,308 was from the issuance of our common shares and common share purchase warrants and $4,233,111 was on exercise of common share purchase warrants and options.

We began generating revenues in July 2001 through our Network solution. In September 2002, we, through our limited partnership signed our first large Canadian national photofinishing retailer. Throughout fiscal 2003, we continued to sign on large Canadian retailers through our limited partnership and signed our first large photofinishing retailer in the United States in December 2003. During fiscal 2004, we exercised our call option with the limited partners of the PhotoChannel LP and reacquired all rights to the contracts previously signed by the PhotoChannel LP with Canadian photofinishing retailers and we continued to contract with new Canadian and US retailers.

We currently generate monthly revenues of approximately $1,200,000, of which $1,100,000 relates to recurring revenues from our Network and kiosk installations and we have monthly recurring expenditures of approximately $1,300,000. We believe that cash on hand and recurring revenues will be sufficient to support our operating expenditures for fiscal 2007, without any revenue growth.

Our expenses currently exceed our revenues, however, with the organic growth of our existing customers and the anticipated addition of Costco USA in April 2008, we believe that our revenues will exceed expenses. We continue to talk to other large photofinishing retailers, the addition of anyone of which would further assist us in becoming cash flow positive.

We believe that cash on hand and recurring revenues will be sufficient to support our operating expenditures for fiscal 2007, without any revenue growth. We may access the equity markets for additional funding depending on actual sales and resulting cash flow during this period.

C. Research and development, patents and licenses, etc.

During the fiscal year ended September 30, 2007, we expended $2,965,815 on research and development related to our Network and $1,212,297 related to Pixology’s kiosk and online solution.

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

The use of digital cameras is increasing and management believes that the popularity of the digital camera will continue to grow as the cost of such cameras continue to decrease and the availability of photographic quality digital print services increases, at retail, online, and at home. An estimated 55% of US households owned a digital camera by 2005, and this is expected to continue to grow to 81% by 2010.23  The use of digital cameras has increased dramatically (not only in North America, but worldwide) since their introduction in the mid 1990’s.There is no demographic which digital cameras are exclusive to, especially in light of constantly falling prices the last several years, nor is there a prohibitive degree of technological sophistication required to operate these cameras. The average price paid for a digital camera has fallen from $315 in 2004 to $303 in 2005, and continues to fall. 24

Photofinishing retailers originally viewed digital camera penetration as threatening their future. Film processing volume has been falling steadily the last years globally. In the U.S. alone, sales have fallen from 671 million rolls in 2003, to 571 million rolls in 2004, to 480 million in 2005 and an estimated 369 million in 2006 (a total drop of some 45% in that period). Commensurately, processing revenue has fallen in the same period from $5.39 billion in 2003 to an estimated $2.98 billion in 2006, a similar 44.7% drop. 25  As consumers have switched their picture-taking activity from film to digital, one of the greatest challenges has been making them aware of the options for printing their digital pictures. The effect of digital cameras to date and future projections indicate that digital will have an additive effect on the growth of picture taking overall, especially as the cost to shoot a digital image is nothing as compared to film.

In 2003, 56 Billion digital photo exposures were taken worldwide, with growth to 144 Billion in 2005 and an estimated 312 Billion by 2008. 26  The number of captured digital images in the USA (not including camera phones) has grown from 7.8 Billion in 2003, 12.9 Billion in 2004, 17.1 Billion in 2005, and an estimated 21.7 Billion in 2006. At the same time, the number of digital prints made by all methods has grown from 1.5 Billion (19.2% of total captured) in 2003, 3.1 Billion (24% of total) in 2004, 4.5 Billion (26.3% of total) in 2005, and an estimated 6.4 Billion (29.4% of total) in 2006. Film and digital cameras combined produced 14% fewer prints between 2000 and 2005 including retail, online, and home alternatives. Including prints made at home, the total value of printing was higher at $6.81 Billion in 2005 than the $6.23 Billion in 2000. 27

The growth of printing at retail has recently outpaced home printing, and is expected to continue to do so in the next couple of years, for a variety of reasons. This is reflected in relative home and retail printing volumes, and for the first time since the introduction of digital cameras in the US, retail and online entities were the top destinations for digital printing in 2005. It is forecast that by 2008, of the digital photo exposures that get printed worldwide, 56 Billion or 43% will be printed by retailers. Translated into photofinishing revenue, it is predicted that digital photofinishing at retail, from both store location drop-off and online orders, will be a $6.2 Billion industry by 2008.

23 InfoTrends - 2005 Report
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

We continue to integrate Pixology into our operations. We expect to incur additional costs related to the integration of Pixology during fiscal 2008. While we cannot predict the total costs of such integration with accuracy at this time, these costs may be significant to us.

Data Sources: PMAI / PMA, InfoTrends, Hewlett Packard (HP)

E. Off-Balance Sheet Arrangements

Not Applicable

F. Tabular Disclosure of Contractual Obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-Term Debt	Nil	N/A	N/A	N/A	N/A
Capital (Finance) Lease	Nil	N/A	N/A	N/A	N/A
Operating Lease	$1,997,000	$845,000	$1,152,000	N/A	N/A
Purchase of Equipment	Nil	N/A	N/A	N/A	N/A
Other Long-Term Liabilities	Nil	N/A	N/A	N/A	N/A

Total	$1,997,000	$845,000	$1,152,000	N/A	N/A

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names, residences, ages, positions with us, principal occupations within the last five years and beneficial ownership of our securities of each of our directors and executive officers as at February 1, 2008 are as follows. All Directors serve until the next Annual General Meeting of our Shareholders.

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)(5)	Percentage of Outstanding Shares(6)
Peter Fitzgerald (1)(2) (3) Herts, United Kingdom Director (July 31, 2001 - present)	60	March 3, 2005 – Present: President & CEO of the Company February 3, 2003 – Present: Chairman of the Company	1,702,895 Common Shares(7)	5.1%

Peter Scarth (1)(2) (3) West Vancouver, BC, Canada Director (Oct 10, 2000 to present)	63	August 1, 2002 – October 4, 2004: President & CEO of the Company March 2001– February 3, 2004: Chairman of the Company; and March 2001 – June 10, 2002: Chief Executive Officer of the Company.	1,259,552 Common Shares(8)	3.8%

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)(5)	Percentage of Outstanding Shares(6)
Cory Kent (2)(3) Vancouver, BC, Canada Director (March 10, 1999 – Present)	39	February 2003 to Present: Lawyer at Lang Michener LLP July 26, 2002– March 13, 2003 Corporate Secretary of the Company; and 1996 to February 2003: Lawyer at Anfield Sujir Kennedy & Durno	149,278 Common Shares(9)	*

Thomas Nielsen(1) (2) (3) Seattle, WA, USA Director (June 23, 2005– present)	38	October 2004 – Present: Director of Engineering, Adobe Systems; and October 1999 – August 2004: Product Unit Manager, Microsoft Corporation.	97,222 Common Shares(10)	*

Robert Chisholm Vancouver, BC, Canada	46	Nov. 2001 - Present: Chief Financial Officer of the Company; and 1999 – 2001: COO & CFO SCS Solars Computing Systems Inc.	273,833 Common Shares(11)	*

Kyle Hall Vancouver, BC, Canada	42
March 13, 2003 – October 4, 2004:  Corporate Secretary of the Company;
June 5, 2002 to Present: Executive Vice President, Business Development of the Company;
March 9, 2001 – July 5, 2002:  Director  of the Company;
March 9, 2001 – June 5, 2002:  President & C00 of the Company; and
September 15, 2000 – March 9, 2001: Vice-President, Sales & Business Development of the Company’s US subsidiary.
			298,983 Common Shares(12)	*

Aaron Rallo Vancouver, BC, Canada	35
November 2004 – Present:  Chief Technology Officer of the Company;
March 2003 to May 2004:  Senior Program Manager of Digital Imaging Devices for Microsoft Corporation;
November 1999 to February 2003:  Vice President of Product Development and Operations for Fuji Film E-systems.
			310,333 Common Shares(13)	*

Patricia Spice Vancouver, BC, Canada	60	December 1995 – Present: Executive Assistant, PhotoChannel Networks Inc. December 1, 1995 to July 6, 2002 and October 4, 2004 to present: Corporate Secretary of the Company	35,694 Common Shares(14)	*

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)(5)	Percentage of Outstanding Shares(6)
Chris Tivel Vancouver, BC, Canada	37
August 2007 – Present: VP Product Development, PhotoChannel Networks Inc.; January 2005 to August 2007: Senior Architect, PhotoChannel Networks Inc; August 1998 to December 2004: Senior Architect, Fuji Film USA.
			102,389 Common Shares(15)	*

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)
Information regarding shares beneficially owned or controlled is as of February 1, 2008 and has been furnished by the respective individuals. As such, we assume no responsibility for its accuracy or completeness. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. We believe that the beneficial owners of shares of our common shares listed above, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(5)
On November 2, 2006, we implemented a consolidation of our common shares on a one-new-common-share-for-10-old-common-shares basis. The number of shares disclosed as being beneficially owned or controlled by the named persons are shown on a post-consolidation basis.

(6)	Based on 33,335,238 common shares issued and outstanding as of February 1, 2008.
(7)	Includes 87,222 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(8)	Includes 137,778 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(9)	Includes 142,778 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(10)	Consists of 97,222 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(11)	Consists of 120,833 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(12)	Includes 145,833 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(13)	Includes 308,333 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(14)	Includes 35,694 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(15)	Includes 102,389 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
*	Denotes beneficial ownership of less than 1% of the issued and outstanding common shares of our Company.

B. Compensation

During the fiscal year ended September 30, 2007, the aggregate amount of compensation paid by us and our subsidiaries to all directors and officers as a group for services in all capacities was $1,003,255. Of such amount, $nil was paid or accrued under a described bonus and profit sharing plans.

Our Company may grant, pursuant to the policies of the TSX Venture Exchange, stock options to directors, officers and employees of, and consultants to, our Company or a subsidiary of our Company, or to employees of a company providing management services to our Company or any of our subsidiaries. We have adopted a new stock option plan that is more fully described in Item 6.E of this annual report. In addition, as disclosed in more detail under Item 6.E, we have cancelled and re-priced certain outstanding options granted to our directors and officers.

During the fiscal year ended September 30, 2007, neither us nor our subsidiaries set aside or accrued any amount to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by us or our subsidiaries. The term “plan” includes all plans, contracts, authorizations or arrangements, whether or not set forth in any formal document.

The following table sets out all compensation paid to our Chief Executive Officer and our four most highly compensated executive officers other than the Chief Executive Officer during the fiscal periods indicated.

		Annual Compensation			Long Term Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Common Shares Under- Lying Options Granted (Number)
Peter Fitzgerald President & CEO	2007 2006 2005	159,681 164,039 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Kyle Hall(1) EVP Business Development	2007 2006 2005	168,750 150,000 150,000	25,000 50,000 Nil	Nil Nil Nil	Nil Nil Nil
Robert Chisholm CFO	2007 2006 2005	175,000 150,000 150,000	50,000 50,000 Nil	Nil Nil Nil	Nil Nil Nil
Aaron Rallo CTO	2007 2006 2005	181,250 164,583 134,659	50,000 50,000 Nil	Nil Nil Nil	Nil Nil Nil
Chris Tivel VP, Product Development (2)	2007 2006 2005	135,000 127,313 85,000	26,700 24,000 2,500	Nil Nil Nil	Nil Nil Nil

(1)
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

(2)	On August 16, 2007, Chris Tivel, formerly Senior Architect for the us became VP of Product Development.

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

The Audit Committee consists of three directors. This committee is responsible for all relationships between our independent external auditor, including the approval of all work and related fees and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor. This Committee also oversees and establishes procedures concerning our systems of internal accounting and auditing controls. This committee consists of Peter Scarth (Chairman), Peter Fitzgerald and Thomas Nielsen].

The Compensation Committee consists of four directors. This committee is responsible for recommending salary levels and granting of options for our executive officers. This committee consists of Peter Fitzgerald (Chairman), Peter Scarth, Cory Kent and Thomas Nielsen.

The Corporate Governance Committee consists of four directors. This committee is responsible for corporate governance. This committee consists of Peter Scarth (Chairman), Cory Kent, Thomas Nielsen and Peter Fitzgerald.

D. Employees

We currently have eighty-eight (88) permanent full-time employees, three (3) permanent part-time employees and ten (10) consultants we retain for regular engagements. None of our staff are unionized.

We current have the following staffing in our Vancouver offices:

Executive Officers	6
Operations	20
Finance/Administration	7, includes 3 executive officers.
Technology and Applications	34, includes 2 executive officers.
Sales, and Business Development	2, includes 1 executive officer.

We current have the following staffing in our Guildford, UK offices:

Operations	6
Finance/Administration	4
Technology and Applications	15
Sales, and Business Development	3

E. Share Ownership

As disclosed in Item 6.A, each of our current directors and executive officers has reported to us the number of common shares he or she beneficially owned in our Company as of January 31, 2008. To determine beneficial ownership for these purposes, each director or executive officer is deemed to be the beneficial owner of securities over which he or she exercises voting or investment power; and of securities that he or she has the right to acquire within sixty days, pursuant to such events as the exercise of a stock option, warrant or right, or through the conversion of a security, or through the power to revoke a trust or the automatic termination of a trust. Based on the information provided by our directors and executive officers, they as a group beneficially owned a total of 4,230,179 common shares (including an aggregate of 1,178,082 common shares that are reserved for issuance pursuant to stock options that are all exercisable within sixty days).

As of February 1, 2008, options to purchase an aggregate of 1,579,563 common shares had been granted and were outstanding, as follows:

Number of Common Shares	Exercise Price Per Common Share	Expiration Date

30,000	$1.50	September 2, 2008
122,500	$1.50	November 24, 2008
60,000	$1.50	August 29, 2010
250,000	$1.50	September 9, 2010
394,208	$1.25	March 5, 2011
722,855	$2.32	December 11, 2011

As of February 1, 2008, a total of 1,191,250 common shares were subject to options held by our directors and executive officers as a group. The following table sets forth particulars of the options held by each of our directors and executive officers:

Name	Grant Date	Exercise Price	Expiration Date	Total Number of Options
Peter Fitzgerald	November 24, 2003	$1.50	November 24, 2008	25,000
Director, President,	March 5, 2006	$1.25	March 5, 2011	35,000
CEO and Chairman	December 11, 2006	$2.32	December 11, 2011	35,000	(1)
Peter Scarth	November 24, 2003	$1.50	November 24, 2008	25,000
Director	March 5, 2006	$1.25	March 5, 2011	35,000
	December 11, 2006	$2.32	December 11, 2011	100,000	(1)
Cory Kent	November 24, 2003	$1.50	November 24, 2008	30,000
Director	March 5, 2006	$1.25	March 5, 2011	35,000
	December 11, 2006	$2.32	December 11, 2011	100,000	(1)
Thomas Nielsen	August 29, 2005	$1.50	August 29, 2010	35,000
Director	March 5, 2006	$1.25	March 5, 2011	35,000
	December 11, 2006	$2.32	December 11, 2011	35,000	(1)
Robert Chisholm	November 24, 2003	$1.50	November 24, 2008	12,500
Chief Financial Officer	March 5, 2006	$1.25	March 5, 2011	50,000
	December 11, 2006	$2.32	December 11, 2011	75,000	(1)
Kyle Hall	August 29, 2005	$1.50	August 29, 2010	25,000
Executive VP, Business	November 24, 2003	$1.50	November 24, 2008	12,500
Development	March 5, 2006	$1.25	March 5, 2011	50,000
	December 11, 2006	$2.32	December 11, 2011	75,000	(1)
Aaron Rallo	September 9, 2005	$1.50	September 9, 2010	200,000
Chief Technology	March 5, 2006	$1.25	March 5, 2011	50,000
Officer	December 11, 2006	$2.32	December 11, 2011	75,000	(1)
Patricia Spice	November 24, 2003	$1.50	November 24, 2008	1,250
Corporate Secretary	March 5, 2006	$1.25	March 5, 2011	15,000
	December 11, 2006	$2.32	December 11, 2011	25,000	(1)

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of our directors and senior officers, as of February 1, 2008, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over 5% or more of our outstanding common shares, except as noted below. Our directors and officers, as a group, control us by reason of their positions with us and their ownership of common shares and common share options. As a group, they beneficially own, directly or indirectly, 4,230,179 common shares, representing about 12.7% of our presently issued and outstanding common shares (including an aggregate of 1,178,082 common shares that are reserved for issuance pursuant to stock options that are all exercisable within sixty days).

Pursuant to the policies of the TSX Venture Exchange, where an issuance of securities may result in the creation of a new control person of an issuer (which is a person holding greater than 20% of the outstanding securities of an issuer is deemed to be), the issuance must be approved by the disinterested shareholders of the company. To the knowledge of our directors and senior officers, as of February 1, 2008 no person or corporation owned or had the intent of acquiring 20%or greater of our securities.

Peter Fitzgerald is our Chairman and is a significant shareholder and investor in us. Currently, Mr. Fitzgerald owns 1,615,673 of our common shares or 4.8% of our outstanding common shares. Mr. Fitzgerald also holds 87,222 common share options that are all exercisable within sixty days and if he were to exercise all of these options and assuming no other common shares of us are issued prior to such exercise, Mr. Fitzgerald could own 1,702,895 of our common shares, representing 5.1% of our then outstanding securities, as of February 1, 2008.

As of December 31, 2007, our shareholders’ register listed approximately 87 registered shareholders holding an aggregate of 33,335,238 common shares. A total of 35 of these registered shareholders were shown to be residents of Canada, owning 26,177,218 shares representing 78.5% of our issued and outstanding common shares. A total of 42 of these registered shareholders were shown to be residents of the United States, owning 7,048,490 shares representing 21.1% of our issued and outstanding common shares.

B. Related Party Transactions

None of our directors or executive officers, or any associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect us, other than as disclosed herein.

For the fiscal year ended September 30, 2007, wages and consulting fees of $1,003,255 were paid to our directors and officers and consulting fees were paid to companies controlled by directors and officers of us of approximately $6,250. The fees were paid as part of the annual compensation as disclosed in Item 6.B.

During the fiscal year ended September 30, 2007, we advanced a loan to an officer of us in the amount of US$41,000 with interest payable at a rate of 7% per annum. Included in accounts receivable, as at September 30, 2007, is $48,615 comprising the principal and accrued interest. On October 25, 2007, the loan was repaid in full.

During the fiscal year ended September 30, 2007, we incurred legal fees of $280,094 for services provided by a law firm which a director of us is a partner. Included in accounts payable and accrued liabilities as at September 30, 2007 is $47,334 related to these services.

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

Legal Proceedings.

As of February 1, 2008, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities. We may become involved in claims litigation arising in the ordinary course of business. In the opinion of management, the outcome of such claims litigation, if decided adversely, could have an effect on the operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters would not materially affect our consolidated financial position.

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

		Sales Prices (CAN$)
		High	Low
Common Shares
Annual Data	2007	$5.77	$2.31
	2006	3.75	0.95
	2005	1.90	0.70
	2004	3.90	1.15
	2003	3.20	0.70

Quarterly data	2007
	December 31, 2007	$4.50	$2.92
	September 30, 2007	3.95	2.65
	June 30, 2007	4.98	3.00
	March 31, 2007	5.77	2.31

	2006
	December 31, 2006	$3.75	$2.10
	September 30, 2006	2.60	1.00
	June 30, 2006	1.20	0.95
	March 31, 2006	1.65	1.00

Monthly Data	January 2008	3.84	2.91
	December 2007	4.12	3.80
	November 2007	4.50	3.40
	October 2007	4.00	3.50
	September 2007	3.75	2.90
	August 2007	3.50	2.65

Our common shares are also listed on the NASD Over the Counter Bulletin Board (“NASD OTC BB”) in the United States, however, we do not presently have an active market maker in the United States. The following table sets forth the high and low sales prices for the common shares on the NASD OTC BB for each full quarterly period within our two most recent fiscal years on a post consolidated basis.

		Sales Prices (US$)
		High	Low
Common Shares
Annual Data	2007	$4.88	$2.52
	2006	$3.29	$0.63
	2005	1.70	0.50
	2004	2.80	0.80
	2003	2.50	0.10

Quarterly data	2007
	December 31, 2007	$4.65	$3.57
	September 30, 2007	3.80	2.52
	June 30, 2007	4.50	2.81
	March 31, 2007	4.88	2.91

		Sales Prices (US$)
		High	Low
	2006
	December 31, 2006	$3.29	$1.95
	September 30, 2006	1.88	0.90
	June 30, 2006	1.08	0.63
	March 31, 2006	1.60	0.72

Monthly Data	January 2008	3.85	2.88
	December 2007	4.09	3.79
	November 2007	4.65	3.65
	October 2007	3.95	3.57
	September 2007	3.65	2.77
	August 2007	3.28	2.52

Our common share register indicates that 42 of our registered shareholders are residents of the United States, owning 7,048,490 shares representing 21.1% of our issued and outstanding common shares.. We have no information and express no opinion regarding the identities, addresses or holdings of the beneficial owners of these securities.

B. Plan of Distribution

Not Applicable.

C. Markets

See Item 9.A(4) above.

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

In March 2004, the Company Act (British Columbia) (the “BCCA”) was replaced by the Business Corporations Act (British Columbia) (the “BCA”). All companies incorporated under the BCCA were required complete a transition application under the BCA by March 29, 2006. We have been successfully transitioned under the BCA. We filed a Notice of Articles in June 2005. At our annual general meeting held on March 24, 2005, our shareholders adopted a new set of Articles which is intended to take advantage of the increased flexibility afforded by the BCA with respect to certain provisions of our Charter Documents. Details of our Notice of Articles and Articles were disclosed in our annual report on Form 20-F for the fiscal year ended September 30, 2005, as filed with the Securities and Exchange Commission. A copy of our Articles was filed as an exhibit to our annual report on Form 20-F for the fiscal year ended September 30, 2005. There have been no changes to the Notice of Articles or Articles since that time.

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

4.
The License and Services Agreement with Black Photo Corporation, dated September 13, 2002. This Agreement is for a period of two years, expiring September 12, 2004 (the “Term”) and automatically renews for one year periods unless written notice is provided by one party to the other not less than ninety (90) days prior to the end of the Term or the then current renewal term.*

5.
The License and Services Agreement with Giant Eagle, Inc., dated December 12, 2002. This Agreement is for a period of two years, expiring December 11, 2004 (the “Term”) and automatically renews for one year periods unless written notice is provided by one party to the other not less than ninety (90) days prior to the end of the Term or the then current renewal term.*

6.
17. The Services Agreement with Wal-Mart Canada Corp., dated April 11, 2003. This Agreement is for a period of two years, expiring April 10, 2005 (the “Term”) and automatically renews for one year periods unless written notice is provided by one party to the other not less than thirty (30) days prior to the end of the Term or the then current renewal term.*

7.
The rental agreement for our executive offices located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on May 16, 2003. The amendment comprises the addition of approximately 1,674 square feet in the office building. We lease the premises from a third party corporation. The amendment has extended the term of the lease by three (3) years to July 31, 2007. The new monthly base rent, effective June 1, 2004, has been increased to approximately $6,505.50.*

8.
The Services and Software Agreement with CVS Pharmacy, Inc., dated February 1, 2006. This Agreement is for a period of three years, expiring January 31, 2009 (the “Term”) and automatically renews for twelve month periods (to a maximum of 36 months) unless written notice is provided by one party to the other not less than ninety (90) days prior to the end of the Term or the then current renewal term.*

9.
The rental agreement for our executive offices located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on June 22, 2006. The amendment comprises the addition of approximately 2,265 square feet in the office building. We lease the premises from a third party corporation. The amendment commenced on July 15, 2006 and is effective until July 31, 2007. The new monthly base rent, effective July 15, 2006, has been increased to approximately $9,903.00.*

10.
Registration Rights Agreement dated March 26, 2007 among the Company and the participates to the private placement of common shares and warrants of the Company completed March 30, 2007 and April 2, 2007, pursuant to which we agreed to register the resale of the shares and warrants. We filed a prospectus with the British Columbia and Ontario Securities Commissions on August 10, 2007 and a registration statement with the Securities and Exchange Commission on August 15, 2007, to qualify the resale of up to 9,287,735 common shares (including 4,809,647 common shares issuable upon exercise of 4,809,647 warrants). We have agreed that we will maintain this registration until the earlier of the date all of the common shares qualified by the registration statement have been sold, or such date as such registration is no longer required.

11.	The Toronto Co-Located Hosting Agreement with TELUS Communications Inc., dated November 19, 2007. This agreement is for a 60 month period commencing January 15, 2008.

12.	The Vancouver Co-Located Hosting Agreement with TELUS Communications Inc., dated November 20, 2007. This agreement is for a 34 month period commencing December 1, 2007.

13.
The Services Agreement between Pixology and ASDA Stores Limited is dated 28 September 2005 and continues in full force and effect until terminated by either party giving no less than three calendar month’s notice in writing to the other, such notice to expire at any time on or after the first anniversary of the commencement date.

14.
The Services Agreement between Pixology and Boots Stores Limited is dated 23 February 2005 and continues for two years unless terminated by either party on no less than 4 months prior written notice give to the other party.

15.	The Services Agreement between Pixology and The Jessops Group Limited is dated 30 September 2006 and has an ‘Initial Term’ of 36 months.

16.
The lease between Pixology and the University of Surrey for Chancellor Court (Pixology’s Office) is dated 24 April 2003 and has a term of 10 years. Also contained is the option of terminating the lease on the expiry of the fifth year of the term with at least six months prior written notice and an amount payable equal to three months rent.

* Previously filed.

D. Exchange Controls

We incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by our charter on the right of a non-resident to hold or vote our shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Great our common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. We do not believe the Investment Act will have any affect on us or on our non-Canadian shareholders due to a number of factors including the nature of our operations and our relatively small size.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was over $5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets. An investment in our common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds $265 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-thirds or more of the common shares would be presumed to be an acquisition of control unless it could be established that, on the acquisition, we were not controlled in fact by the acquiror through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including

(a)	an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

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

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

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

F. Dividends and Paying Agents

Not Applicable.

G. Statements by Experts

Not Applicable.

H. Documents on Display

The documents concerning us which are referred to in this annual report may be inspected at our offices located at 590 – 425 Carrall Street, Vancouver, British Columbia V6B 6E3.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults with respect to dividends, arrearages or delinquencies since September 30, 2007.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of our security holders or use of proceeds since September 30, 2007.

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures.  Based upon the results of that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as at September 30, 2007, our disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by us in reports we file are recorded, processed, summarized and reported within the appropriate time periods and forms.

Our management believes that it has remediated the deficiencies in our disclosure controls and procedures related to the financial reporting of stock based compensation and US denominated warrants.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management, under the supervision of the Audit Committee and our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). Our controls include policies and procedures that:

• Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures of us are made only in accordance with authorizations of our management and directors; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the annual financial statements or interim financial statements.

Our management has concluded that we did not maintain effective controls over or with respect to: (i) our financial closing and reporting processes, (ii) accuracy of the determination of stock based compensation, (iii) the identification of differences between United States and Canadian generally accepted accounting principals when accounting for US dollar denominated warrants, (iv) foreign currency translation of the financial statement balances of Pixology, (v) the accounting of the business combination of PhotoChannel with Pixology, including the allocation of the excess purchase price over carrying values to goodwill and other intangible assets, and (vi) accounting for future income taxes and disclosure related thereto. These deficiencies resulted in part from a material weakness in our accounting staff levels, Essentially, we have limited accounting personnel with expertise in generally accepted accounting principles to enable effective reporting processes and appropriate monitoring of financial reporting matters. The deficiencies constituted material weaknesses in our internal controls as at September 30, 2007.  As a result of these material weaknesses, our management has concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of September 30, 2007.

We are undertaking efforts to improve our internal controls over financial reporting and to remediate the material weaknesses identified above. We intend to design, implement and maintain an effective control environment over financial reporting. We have taken or will take the following actions:

•	We have enhanced the process for reviewing the provision for accounts receivable to ensure that it is accurate.
•	We have adopted a new methodology for calculation stock based compensation that better reflects the life of the options
•	We have enhanced controls over financial reporting by using a third party accounting firm to assist in US GAAP accounting.
•	We have hired accounting personnel versed in generally accepted accounting principals, whose primary task will be to ensure accurate financial reporting.
•	We will retain a third party accounting firm to assist with the purchase price allocation of the business combination between PhotoChannel and Pixology.

We believe that the actions described above and resulting improvement in controls will generally strengthen our disclosure controls and procedures, as well as our internal control over financial reporting, and will, over time, address the material weaknesses that we identified in our internal control over financial reporting as of September 30, 2007. However, because many of the remedial actions we have undertaken are very recent and many of the controls in our system of internal controls rely extensively on manual review and approval, the successful operation of these controls for, at least, several fiscal quarters may be required prior to our management being able to conclude that the material weaknesses have been remediated.

LIMITATIONS OF CONTROLS AND PROCEDURES

Our management, including our Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within us have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management’s Report on Internal Control Over Financial Reporting can be found on page ### of our consolidated financial statements.  Our independent auditors, PricewaterhouseCoopers LLP, a registered public accounting firm has audited the accompanying annual consolidated financial statements for fiscal 2007 and our internal control over financial reporting.  Their attestation report can be found on page ### of our consolidated financial statements

ITEM 16. [RESERVED]

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

ITEM 16B. CODE OF ETHICS

Our policy is to conduct our business in accordance with the highest ethical and legal standards. To assist us in achieving this policy, the Board of Directors has adopted a Code of Ethics and Trading Restrictions Policy on December 11, 2006. The Code is designed to deter wrongdoing and to promote:

(1)	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2)	Full, fair, accurate, timely and understandable disclosure in reports and documents that we submit to regulatory authorities and communicate to the public;

(3)	Compliance with applicable governmental laws and regulations;

(4)	Prompt internal reporting of violations of the Code to appropriate persons identified in the Code; and

(5)	Accountability for adherence to the Code.

The Code applies to all of our employees, officers, and directors, including those of our subsidiaries. Depending on the circumstances, it may also apply to agents and other representatives of us.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. Audit Fees

The aggregate fees billed by our auditors were CDN $540,000 and CDN$100,982 for the fiscal years ended 2007 and 2006, respectively.

B. Audit-Related Fees

The aggregate fees billed by our auditors for audit-related fees were CDN$30,000 and CDN$nil for the fiscal years ended 2007 and 2006, respectively.

C. Tax Fees

The aggregate fees billed by our auditors for tax fees were CDN$15,000 and CDN$15,000 for the fiscal years ended 2007 and 2006, respectively.

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

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Notice of Articles as filed under the Business Corporations Act (British Columbia) (the “BCA”).*

1.2	Articles as filed under the BCA.*

Exhibit Number	Description

4.1	The rental agreement for our executive offices in Canada with Electric Avenue Properties Inc., dated July 12, 2001.*

4.2	The Hosting Solutions Contract with TELUS Communications Inc., dated September 11, 2001.*

4.3	The Internetworking Services Agreement with TELUS Communications Inc., dated September 11, 2001.*

4.4	The License and Services Agreement with Black Photo Corporation, dated September 13, 2002.*

4.5	The License and Services Agreement with Giant Eagle, Inc., dated December 12, 2002.*

4.6	The Letter Agreement with Photolab.ca, a division of Loblaw Group of Companies, dated February 6, 2003.*

4.7	The Services Agreement with Wal-Mart Canada Corp., dated April 11, 2003.*

4.8	The rental agreement for our executive offices located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on May 16, 2003.*

4.9
The Services and Software Agreement with CVS Pharmacy, Inc., dated February 1, 2006. This Agreement is for a period of three years, expiring January 31, 2009 (the “Term”) and automatically renews for twelve month periods (to a maximum of 36 months) unless written notice is provided by one party to the other not less than ninety (90) days prior to the end of the Term or the then current renewal term.*

4.10
The rental agreement for our executive offices located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on June 22, 2006. The amendment comprises the addition of approximately 2,265 square feet in the office building. We lease the premises from a third party corporation. The amendment commenced on July 15, 2006 and is effective until July 31, 2007. The new monthly base rent, effective July 15, 2006, has been increased to approximately $9,903.00.*

4.11	Registration Rights Agreement dated March 30, 2007.(1)

4.12	The Toronto Co-Located Hosting Agreement with TELUS Communications Inc., dated November 19, 2007. This agreement is for a 60 month period commencing January 15, 2008. (1)

4.13	The Vancouver Co-Located Hosting Agreement with TELUS Communications Inc., dated November 20, 2007. This agreement is for a 34 month period commencing December 1, 2007. (1)

Exhibit Number	Description

4.14
The Services Agreement between Pixology and ASDA Stores Limited is dated 28 September 2005 and continues in full force and effect until terminated by either party giving no less than three calendar month’s notice in writing to the other, such notice to expire at any time on or after the first anniversary of the commencement date. (1)

4.15
The Services Agreement between Pixology and Boots Stores Limited is dated 23 February 2005 and continues for two years unless terminated by either party on no less than 4 months prior written notice give to the other party. (1)

4.16	The Services Agreement between Pixology and The Jessops Group Limited is dated 30 September 2006 and has an ‘Initial Term’ of 36 months. (1)

4.17
The lease between Pixology and the University of Surrey for Chancellor Court (Pixology’s Office) is dated 24 April 2003 and has a term of 10 years. Also contained is the option of terminating the lease on the expiry of the fifth year of the term with at least six months prior written notice and an amount payable equal to three months rent. (1)

12.1	Section 302(a) Certification of CEO.(1)

12.2	Section 302(a) Certification of CFO.(1)

13.1	Section 906 Certifications of CEO and CFO.(1)

23.1	Consent of PricewaterhouseCoopers LLP (1)

(1)   Filed herewith.
*      Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.
(Registrant)

Date:	February 4, 2008	By:	/s/ Peter David Fitzgerald
Peter David Fitzgerald
Chairman

PhotoChannel Networks Inc.

Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President & Chief Executive Officer and the Senior Vice-President & Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

 (a) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

 (b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

 (c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of September 30, 2007 using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We have excluded from our assessment the internal control over financial reporting at Pixology PLC (“Pixology”) which was acquired on July 2, 2007 as described in Note 3 of the notes to our audited consolidated financial statements for the year ended September 30, 2007. Pixology’s total and net assets and total revenues represented $11.1million (43%), $5.4 million (31%) and $2.1 million (28%), respectively, of the corresponding financial statement amounts as of, and for the year ended September 30, 2007. The loss of Pixology included in consolidated loss was $1.6 million (27%) for the year ended September 30, 2007.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.

Based on our evaluation, management identified the material weaknesses described below:

(1) We did not maintain effective control over our financial closing and reporting processes. The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective reporting processes and appropriate monitoring of financial reporting matters. This material weakness contributed to each of the material weaknesses described below.

(2) We did not maintain effective controls over the accuracy of the determination of stock-based compensation. Specifically, effective controls were not designed and in place to ensure that an appropriate methodology was used to determine the expected life of the options used in the calculation. This control deficiency resulted in an audit adjustment to the Company’s consolidated 2007 annual financial statements affecting stock-based compensation expense and contributed surplus.

(3) We did not maintain effective controls over the identification of differences between generally accepted accounting principles in the United States and Canada when accounting for warrants denominated in U.S. dollars. Specifically, we did not identify and account for US denominated warrants as derivative instruments. This control deficiency resulted in an audit adjustment to the Company’s consolidated 2007 annual financial statements affecting warrants and accumulated other comprehensive income.

(4) We did not maintain effective controls over the foreign currency translation of the financial statement balances of Pixology PLC. Specifically, we did not have a process to identify whether the subsidiary acquired was self sustaining or integrated for the purposes of applying the appropriate translation methodology.

(5) We did not maintain effective controls over the treatment of costs associated with the acquisition of Pixology Plc. Specifically, we did not account for the costs associated with the purchase of Pixology PLC in accordance with Canadian generally accepted accounting principles. This control deficiency resulted in an audit adjustment to the Company’s consolidated 2007 annual financial statements affecting deferred charges and general and administrative expenses and research and development expenses..

(6) We did not maintain effective controls with respect to the accounting for the business combination of PLC including the allocation of the excess purchase price over carrying values to goodwill and other acquired intangible assets. Specifically, we did not design a robust process to complete an appropriate preliminary allocation of the excess purchase price for the purposes of our consolidated financial statements for the year ended September 30, 2007. This control deficiency resulted in an audit adjustment to the Company’s consolidated 2007 annual financial statements affecting intangible assets, goodwill, deferred charges and deferred revenue and amortization expense.

(7) We did not maintain effective controls over the accounting for future income taxes and disclosure related thereto. Specifically, our process for identifying temporary differences between accounting and income tax balances was ineffective. This control deficiency resulted in an audit adjustment to the Company’s consolidated 2007 annual financial statements affecting future income taxes payable, computer software and depreciation expense.

Each of the control deficiencies described above could result in misstatements of any of the Company’s financial statement accounts and disclosures that would result in a material misstatement to the consolidated financial statements that would not be prevented or detected.

As a result of the control deficiencies described above, the Company’s management has concluded that the Company did not maintain effective internal control over financial reporting as at September 30, 2007, based on the criteria in Internal Control-Integrated Framework issued by the COSO.

The effectiveness of the Company's internal control over financial reporting as of September 30, 2007, has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

Independent Auditors’ Report

To the Shareholders of PhotoChannel Networks Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of PhotoChannel Networks Inc. as at September 30, 2007 and audits of its September 30, 2006 and September 30, 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of PhotoChannel Networks Inc. as at September 30, 2007 and September 30, 2006, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for each of the years in the three year period ended September 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and September 30, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at September 30, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Managements’ Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the accompanying Report on Internal Control over Financial Reporting, management has excluded Pixology PLC from its assessment of internal control over financial reporting as at September 30, 2007 because it was acquired by the Company in a purchase business combination during 2007. We have also excluded Pixology PLC from our audit of internal control over financial reporting. Pixology PLC is a wholly-owned subsidiary whose total and net assets and total revenues represented $11.1million (43%), $5.4 million (31%) and $2.1 million (28%), respectively, of the corresponding financial statement amounts as at, and for the year ended September 30, 2007. The loss of Pixology included in consolidated loss was $1.6 million (27%) for the year ended September 30, 2007.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at September 30, 2007, the following material weaknesses have been identified and described in the accompanying Report on Internal Control over Financial Reporting:

The Company did not maintain effective control over the financial closing and reporting processes as a result of limited accounting personnel with expertise in generally accepted accounting principles to enable effective reporting processes and appropriate monitoring of financial reporting matters. This material weakness contributed to the following material weaknesses. Management did not maintain effective controls over the determination of stock-based compensation, the identification of differences between generally accepted accounting principles in the United States and Canada when accounting for warrants denominated in U.S. dollars, the foreign currency translation of the financial statement balances of Pixology PLC, the treatment of costs associated with the acquisition of Pixology PLC, the accounting for the business combination of Pixology PLC including the allocation of the excess purchase price over carrying values to goodwill and other acquired intangible assets and the accounting for future income taxes and disclosure related thereto.

We considered these material weaknesses in determining the nature, timing and extent of audit tests applied in our audit of the September 30, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at September 30, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants

Vancouver, Canada
February 4, 2008

PhotoChannel Networks Inc.
Consolidated Balance Sheets
As at September 30, 2007 and 2006
(expressed in Canadian dollars)

	2007	2006
ASSETS
Current
Cash and cash equivalents	$7,405,034	$2,022,015
Accounts receivable (note 4)	4,045,035	1,311,867
Prepaid expenses and other current assets	523,356	156,476
	11,973,425	3,490,358
Property and equipment (note 5)	2,760,545	1,235,789
Deferred expenses	89,804	157,157
Intangible assets (note 6)	6,067,614	-
Goodwill (note 7)	4,867,231	-
	$25,758,619	$4,883,304

LIABILITIES
Current
Accounts payable and accrued liabilities (note 8)	$7,510,751	$1,221,948
Current portion of deferred revenue	344,833	179,647
	7,855,584	1,401,595
Deferred revenue	171,210	46,947
Asset retirement obligation (note 9)	120,699	-
Total liabilities	8,147,493	1,448,542
SHAREHOLDERS' EQUITY
Share capital (note 11)	65,293,214	49,115,790
Warrants (note 11(d))	4,961,826	338,314
Contributed surplus	10,215,777	9,958,544
	80,470,817	59,412,648
Deficit	(62,050,122)	(55,977,886)
Accumulated other comprehensive income	(809,569)	-
	(62,859,691)	(55,977,886)
	17,611,126	3,434,762
	$25,758,619	$4,883,304

Commitments (note 15)

Subsequent events (note 18)

Approved by the Board of Directors: “Peter Scarth”	“Cory Kent”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the Years Ended September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

	2007	2006	2005

Revenue (note 12)	$7,511,328	$4,075,151	$2,116,503

Expenses:
Research and development	4,178,111	2,299,859	1,621,544
General and administration	3,216,000	1,468,713	1,760,875
Network delivery	2,523,174	1,800,882	898,639
Sales and marketing	1,134,350	738,013	695,536
Amortization	1,223,454	402,600	303,859
	12,275,089	6,710,067	5,280,453
Loss before the undernoted	(4,763,761)	(2,634,916)	(3,163,950)

Foreign exchange (loss) gain	(1,718,164)	(26,796)	12,706
Interest income	393,416	23,362	4,558
Interest expense	(2,229)	(4,244)	(3,811)
Miscellaneous	18,502	10,293	2,530
	(1,308,475)	2,615	15,983
Net loss	(6,072,236)	(2,632,301)	(3,147,967)
Other comprehensive loss:
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(809,569)	-	-
Comprehensive loss	$(6,881,805)	$(2,632,301)	$(3,147,967)

Per share information:
Weighted average number of common shares outstanding	29,877,739	22,804,712	17,868,286
Basic and fully diluted net loss per share	$(0.20)	$(0.12)	$(0.18)

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Cash Flow Statements
For the Years Ended September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

	2007	2006	2005
Operating activities
Net loss	$(6,072,236)	$(2,632,301)	$(3,147,967)
Adjustments for items not affecting cash:
Amortization	1,223,454	402,600	303,859
Stock-based compensation expense	799,750	215,084	124,338
Unrealized foreign exchange loss (gain)	50,944	9,680	(3,943)
Other	2,229	3,452	(6,819)
Changes in non-cash working capital:	(3,995,859)	(2,001,485)	(2,730,532)
Accounts receivable	257,414	(894,101)	(96,617)
Prepaid expenses and other current assets	546,608	(23,383)	(114,854)
Accounts payable and accrued liabilities	(23,327)	83,745	562,359
Changes in deferred expenses	67,353	(157,157)	-
Changes in deferred revenue	303,220	38,554	12,271
	(2,844,591)	(2,953,827)	(2,367,373)
Investing activities
Acquisition of Pixology PLC, net of cash acquired (note 3)	(10,511,308)	-	-
Purchase of equipment	(1,127,371)	(777,479)	(523,595)
Proceeds on disposal of equipment	9,176	5,713	6,819
	(11,629,503)	(771,766)	(516,776)
Financing activities
Issuance of common shares and warrants, net of issue costs	16,025,308	4,073,720	1,848,509
Proceeds on exercise of options and warrants	4,233,111	1,496,250	245,450
Repayment of loans receivable	-	-	17,600
	20,258,419	5,569,970	2,111,559
Effect of changes in foreign exchange rates on cash and cash equivalents	(401,306)	(9,680)	3,943
Increase (decrease) in cash and cash equivalents	5,383,019	1,834,697	(768,647)
Cash and cash equivalents, beginning of year	2,022,015	187,318	955,965
Cash and cash equivalents, end of year	$7,405,034	$2,022,015	$187,318
Supplementary information:
Interest paid	$(3,347)	$(4,244)	$(3,811)
Interest received	$394,535	$23,362	$4,558
Taxes paid	$-	$-	$-
Non-cash activities consist of: Increase in accounts payable related to acquisition of equipment	$613,799	$-	$-
Expiry of unexercised warrants	$-	$440,082	$1,805,000
Non-cash portion of common shares issued on exercise of options and warrants	$880,831	$258,791	$87,571

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Shareholders’ Equity
For the Years Ended September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

	Number of common shares	Share capital	Warrants	Contributed surplus	Loans receivable	Deficit	Accumulated other comprehensive income	Shareholders' equity
Balance, September 30, 2004	17,634,751	$41,702,604	$2,188,653	$7,060,029	$(17,600)	$(49,739,607)	$-	$1,194,079
Issuance of shares and warrants, net of issue costs	2,493,750	1,589,718	258,791	-	-	-	-	1,848,509
Modification of existing warrants	-	-	144,000	-	-	(144,000)	-	-
Issuance of shares on exercise of options	38,500	57,750	-	-	-	-	-	57,750
Issuance of shares on exercise of warrants	184,500	275,271	(87,571)	-	-	-	-	187,700
Reclassification on expiry of unexercised warrants	-	-	(1,805,000)	1,805,000	-	-	-	-
Employee loan	-	-	-	-	17,600	-	-	17,600
Stock-based compensation recorded in earnings	-	-	-	124,338	-	-	-	124,338
Stock-based compensation Adjustment	-	-	-	314,011	-	(314,011)	-	-
Net loss	-	-	-	-	-	(3,147,967)	-	(3,147,967)
Balance, September 30, 2005	20,351,501	43,625,343	698,873	9,303,378	-	(53,345,585)	-	282,009
Issuance of shares and warrants, net of issue costs	4,450,000	3,735,406	338,314	-	-	-	-	4,073,720
Issuance of shares on exercise of warrants	1,246,875	1,755,041	(258,791)	-	-	-	-	1,496,250
Reclassification on expiry of unexercised warrants	-	-	(440,082)	440,082	-	-	-	-
Stock-based compensation recorded in net loss	-	-	-	215,084	-	-	-	215,084
Net loss	-	-	-	-	-	(2,632,301)	-	(2,632,301)
Balance, September 30, 2006	26,043,376	49,115,790	338,314	9,958,544	-	(55,977,886)	-	3,434,762
Issuance of shares and warrants, net of issue costs	4,430,588	11,063,482	4,961,826	-	-	-	-	16,025,308
Issuance of shares on exercise of options	611,372	1,438,128	-	(542,517)	-	-	-	895,611
Issuance of shares on exercise of warrants	2,225,000	3,675,814	(338,314)	-	-	-	-	3,337,500
Stock-based compensation recorded in net loss	-	-	-	799,750	-	-	-	799,750
Net loss	-	-	-	-	-	(6,072,236)	-	(6,072,236)
Other comprehensive income	-	-	-	-	-	-	(809,569)	(809,569)
Balance, September 30, 2007	33,315,536	$65,293,214	$4,961,826	$10,215,777	$-	$(62,050,122)	$(809,569)	$17,611,126

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

1	Nature of operations

PhotoChannel Networks Inc. (the “Company”) offers the photofinishing retailer and its customers an in-store and online solution for producing prints and gifting products from their digital images. The Company’s online platform electronically connects the photofinishing retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. The Company, through its wholly-owned subsidiary, Pixology PLC, provides the photofinishing retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility.

2	Significant accounting policies

(a)	Basis of consolidation
These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, and include the accounts of the Company and each of its wholly-owned subsidiaries, PhotoChannel Capital Inc., PhotoChannel Management Inc., Pixology PLC, Pixology Software Limited, Pixology Incorporated, Pixology Japan Limited, Flashprints Limited, Pixology UK Limited and Pixology IRISS Limited.

All material intercompany balances and transactions are eliminated upon consolidation.

(b)	Use of estimates and measurement uncertainty
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and assumptions include the determination of the fair values of assets and liabilities acquired in a business combination, the determination of the recoverable amounts for property and equipment, the determination of the asset retirement obligation, the determination of impairment on goodwill and other intangible assets, the determination of future income taxes and the calculation of value and determination of classification for stock-based transactions. Actual results may differ from those estimates.

(c)	Reporting currency and foreign currency translation
These consolidated financial statements are reported in Canadian dollars. Foreign currency denominated revenues and expenses are translated using average rates of exchange during the year. Foreign currency denominated assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates and revenues and expenses of those operations are translated using the average rates of exchange during the year. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

(d)	Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less. Investments with an original maturity of more than three months are considered short-term investments which are measured at fair value with changes in fair value recorded in net income (loss). As at September 30, 2007 and 2006, the Company had no investments in interest bearing securities with original terms to maturity of greater than three months.

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

(e)	Property and equipment
Property and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the the estimated useful lives of the assets at the following annual rates:

Computer equipment	30%
Software	33-1/3% - 100%
Furniture and office equipment	20%
Leasehold improvements	Life of the lease

The Company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted cash flows. An impairment loss equal to the difference in the asset carrying value and its fair value is recognized in the period in which the determination is made.

(f)	Deferred expenses
Cash rebates paid on entering into certain revenue arrangements, based on transactional revenue over a fixed period of time, are deferred and amortized as a reduction of revenue on a straight-line basis over the term of the related contracts or the estimated term of the customer relationship period.

(g)	Goodwill
Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to assets acquired and liabilities assumed in a business combination. Goodwill is not amortized and at least annually is subject to an impairment test. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(h)	Intangible assets
Intangible assets acquired in a business combination that meet the specified criteria for recognition, apart from goodwill, are initially recognized and measured at fair value. Intangible assets with finite useful lives, including acquired software and customer relationships, are amortized on a straight-line basis over their estimated useful lives of three years. The amortization methods and estimated useful lives of intangible assets are reviewed annually.

The Company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted cash flows. An impairment loss equal to the difference in the asset carrying value and its fair value is recognized in the period in which the determination is made.

(i)	Asset retirement obligations
The Company recognizes asset retirement obligations with respect to the restoration of leased office premises at the end of the lease term to their original condition . The Company estimates fair value by determining the current market cost required to settle the asset retirement obligation, adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in general and administration expenses. The Company reviews asset retirement obligations on a periodic basis and adjusts the liability as necessary to reflect changes in the estimated future cash flows and timing underlying the fair value measurement.

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

(j)	Income taxes
The Company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

(k)	Share issue costs
Direct costs associated with an issue of capital stock or special warrants are deducted from the related proceeds at the time of the issue.

(l)	Revenue
The Company provides online digital photo solutions to retailers, mobility providers and content providers through its PhotoChannel Network. The PhotoChannel Network services can include installation of personal computers to connect to the retailers’ in-store digital printing device, hosting and management services for its internet based digital imaging network solution for the storage, editing, distribution and/or printing of photographs. The software services include maintenance, upgrades and technical support and, in some arrangements, the Company has the obligation to maintain the personal computers that it has supplied to the retailers. Fees for these services are paid through variable fees and fixed fees. The variable fees may be based on a percentage of fees collected by the customer and/or fees charged on certain per unit bases such as number of locations and/or number of prints. The Company also provides storage and archiving of digital images on the Company's servers based on storage capacity used over a defined period. Under certain arrangements with customers, the Company provides for additional professional services to make changes to the customer's website and branded environment and to provide email marketing programs to customers. In other situations, the Company sells software to retailers which is resold to end users to edit, share and order prints from digital images.

The Company’s arrangements with its customers related to the PhotoChannel Network are multiple element arrangements. The Company considers the units of accounting under these arrangements to be the PhotoChannel Network internet and software services (including the provision of any software, hosting, management, maintenance of software and hardware and support services), services to install customer acquired hardware, storage and archiving services, as well as various professional services. Certain arrangements include service level agreements which may require the Company to refund a portion of the fee earned.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Cash received on accrued billings from customers prior to the related revenue being earned is recorded as deferred revenue.

Fixed upfront fees related to the PhotoChannel Network internet services are recognized on a straight-line basis over the life of the agreement, or where the agreement with the customer is on a month-to-month basis, over the estimated term of the customer relationship period, and are included in installation fees. Monthly fixed fees per connected location are recognized over the period to which the fees relate and are included in membership fees. Fees based on a percentage of the customer's revenues or per print are recognized at the time the customer receives the digital image from the end-user and are included in transaction fees. Fees for storing and archiving digital images for customers are recognized based upon storage capacity needs as the service is provided, and are included in archive fees. Professional fees are recognized when the services are performed and included in other services. Revenues from sales of end-user software to retailers are recognized when the software is delivered to the retailers and are included in other services.

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

(l)	Revenue (continued)
The Company offers volume and other rebates to certain customers which are recognized as a reduction of revenue at the date the related revenue is recognized or the date the offer is made for previously recognized revenue. The amount of rebates is based on estimates of the expected rebates to be paid based on historical and expected trends or on the maximum potential rebates that could be earned by a customer if the Company is unable to reasonably estimate the expected rebate. The Company accounts for cash consideration offered to customers, including annual volume discounts, as a reduction in sales revenue.

All revenues are reported net of sales and value added taxes.

(m)	Research and development costs
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

From time to time, staff members ordinarily involved in full-time research and development (“R&D”) activities may be required to assist on non-R&D type work associated with servicing existing customers. No adjustments are made to allocate the portion of their salary costs associated with these activities out of R&D costs.

(n)	Stock-based compensation
The Company grants stock options to directors and certain employees of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company's common shares and an expected dividend yield. The Company estimates the expected term of options granted by calculating the average term from the Company’s historical stock option exercise experience; volatility is estimated with reference to historical volatility data; and the Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note11(f). The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

(o)	Leases
Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to operations on a straight-line basis over the term of the lease. The benefits of lease inducements provided to the Company are recognized on a straight-line basis over the term of the lease agreement.

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

(p)	Net loss per share
Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted net loss per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants and the unrecognized portion of the fair value of stock options are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

At September 30, 2007, 4,857,147 warrants (2006 - 2,225,000) and 1,602,265 options (2006 - 1,577,010) were outstanding and could potentially dilute basic net loss per share, but were excluded from the calculation of diluted loss per share as their effects would be anti-dilutive.

(q)	Comprehensive income and financial instruments
On October 1, 2006, the Company adopted the recommendations included in the Canadian Institute of Chartered Accountants (“CICA”) Handbook sections 1530, Comprehensive Income; 3251, Equity; 3855, Financial Instruments - Recognition and Measurement; 3861, Financial Instruments - Disclosure and Presentation; and 3865, Hedges.

Section 1530 requires the presentation of comprehensive income and its components in a new financial statement. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles and includes unrealized gains and losses arising from the translation of the financial statements of self-sustaining foreign operations as well as unrealized gains and losses on available-for-sale investments. Accordingly, gains and losses arising from the translation of the Company’s self-sustaining subsidiaries are recognized through the statement of other comprehensive income. The adoption of this standard had no further impact on the Company’s financial statements.

Section 3251 requires that a company present separately the changes in and the balances of the following components of equity: retained earnings, accumulated other comprehensive income, contributed surplus, capital stock and reserves. Sections 3855 and 3861 establish the standards for the recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These standards prescribe when to recognize a financial instrument in the balance sheet and at what amount. On initial recognition, all financial instruments included in the scope of Section 3855 are measured at fair value. Depending on their balance sheet classification, fair value or cost-based measures are used to measure financial instruments after initial recognition. Derivative instruments that are embedded in other contracts but are not considered to be closely related to the host contract are also measured at fair value.

The Company has made the following classifications for its financial instruments:

•	Cash and cash equivalents are classified as "Assets held for trading” and are measured at fair value at the end of each period with any resulting gains or losses recognized in operations;

•
Accounts receivable are classified as “Loans and receivables” and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurement of trade receivables is at amortized cost, which usually corresponds to the amount initially recorded less any allowance for doubtful accounts; and

•	Accounts payable and accrued liabilities are classified as "Other financial liabilities” and are measured at amortized cost.

The adoption of these new standards had no effect on the Company’s financial statements.

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

(r)	Recent Canadian GAAP announcements

i)	CICA Handbook Section 1506, Accounting Changes

In 2006, the CICA issued Handbook Section 1506, Accounting Changes. The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors, replacing former CICA 1506. These changes are effective for interim and annual financial statements relating to years beginning on or after January 1, 2007. The Company does not expect this revision to impact the financial statements.

ii)	CICA Handbook Section 1535, Capital Disclosures

In December, 2006, the CICA issued Handbook Section 1535, Capital Disclosures. The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. These recommendations are effective for the Company’s interim and annual reporting periods beginning October 1, 2007. This new standard is not expected to have a material effect on the Company’s consolidated financial statements or on its results of operations.

iii)	CICA Handbook Section 3031, Inventories

In March 2007, the CICA issued Handbook Section 3031, Inventories, which has replaced Section 3030 with the same title. This revision aligns Canadian GAAP with International Financial Reporting Standards. It establishes four basic principles: Inventory should be measured at the lower of cost and net realizable value; the cost of inventory includes costs directly attributable to its acquisition as well as an appropriate portion of fixed and variable production overheads; if the units in inventory are interchangeable, their cost should be determined using either a first-in first-out or weighted average cost formula; and write-downs of inventory to its net realizable value should be reversed if the value subsequently recovers. This section applies to interim and annual financial statements for years beginning on or after January 1, 2008. The Company expects there to be no impact on the Company’s consolidated financial statements.

iv)	CICA Handbook Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation

In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments - Disclosures, and 3863, Financial Instruments - Presentation, which will replace Section 3861, Financial Instruments - Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements and is effective for the Company's interim and annual reporting periods beginning October 1, 2007. This new standard is not expected to have a material effect on the Company's consolidated financial statements.

v)	International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined.

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

3	Acquisition of Pixology PLC

On July 2, 2007, the Company acquired all of the outstanding shares of Pixology PLC (“Pixology”), a company incorporated in England and Wales and a provider of software and online solutions for the digital photography industry. The Company paid cash of $18,657,729, including transaction costs of $1,170,442.

The acquisition of Pixology gives the Company global reach and an international presence in the delivery of solutions for online printing. In addition, it expands the Company’s product offerings into the important kiosk software market providing access to well established market-proven technology that would otherwise take up to two years to develop at an estimated cost of $2,000,000.

The preliminary purchase price allocation summarizing the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition is as follows:

Cash and cash equivalents	$8,146,421
Other current assets	4,055,407
Property and equipment	462,104
Intangible assets - acquired software	3,923,616
Intangible assets - customer relationships	3,018,549
Goodwill	5,135,490
Current liabilities	(5,959,518)
Asset retirement obligation	(124,340)
Net identifiable assets and liabilities acquired for cash	18,657,729

The factors that contributed to the recognition of goodwill included securing access to development synergies, cost saving opportunities, access to additional markets around the world and the acquisition of a talented workforce.

This preliminary purchase price allocation is based on initial calculations by management of the fair value of assets and liabilities as of July 2, 2007. The final purchase price allocation is dependent on the finalization of valuations of certain intangible assets acquired, including customer relationships. Management expects to complete these valuations during the second quarter of fiscal 2008.

Any final adjustment will change the purchase price allocation, which could materially affect the residual value attributed to goodwill. None of the goodwill arising on the acquisition of Pixology is deductible for tax purposes.

Subsequent to the acquisition of Pixology the employment of a number of officers and directors was terminated. As a result, the company agreed and paid severance of $622,692, which was expensed in the period.

4	Accounts receivable

	2007	2006
Trade accounts receivable	$3,927,420	$1,311,867
Goods and services tax recoverable	45,443	–
Other	72,172	–
	$4,045,035	$1,311,867

As at September 30, 2007 and 2006, the Company has recorded no allowance for doubtful accounts.

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

5	Property and equipment

2007	Cost	Accumulated Amortization	Net book value
Computer equipment	$5,557,943	$(3,574,785)	$1,983,158
Software	342,114	(279,009)	63,105
Furniture and office equipment	924,640	(219,064)	705,576
Leasehold improvements	84,266	(75,560)	8,706
	$6,908,963	$(4,148,418)	$2,760,545

2006	Cost	Accumulated Amortization	Net book value
Computer equipment	$4,236,600	$(3,008,004)	$1,228,596
Software	272,992	(272,992)	–
Furniture and office equipment	156,640	(153,064)	3,576
Leasehold improvements	71,205	(67,588)	3,617
	$4,737,437	$(3,501,648)	$1,235,789

For the year ended September 30, 2007, amortization of property and equipment was $649,270 (2006 - $402,600; 2005 - $303,859).

6	Intangible assets

	Acquired software	Customer relationship	Total
Balance, September 30, 2006	$–	$–	$–
Acquisition of Pixology PLC (note 3)	3,923,616	3,018,549	6,942,165
Amortization expense	(324,521)	(249,663)	(574,184)
Impact of foreign currency translation	(169,763)	(130,604)	(300,367)
Balance, September 30, 2007	$3,429,332	$2,638,282	$6,067,614

The acquired software and the customer relationship are being amortized on a straight-line basis over a three year period. Expected amortization for the years ending September 30, 2008, 2009 and 2010 is $2,296,800, $2,296,800 and $1,474,014, respectively.

7	Goodwill

The following table summarizes the changes in the balance of goodwill during the year ended September 30, 2007:

Amount
Balance, September 30, 2006	$–
Acquisition of Pixology PLC (note 3)	5,135,490
Impact of foreign currency translation	(268,259)
Balance, September 30, 2007	$4,867,231

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

8	Accounts payable and accrued liabilities

	2007	2006
Trade payables	$4,702,195	$749,931
Amounts due to customers	1,156,282	–
Trade accruals	455,434	238,138
Accrued payroll taxes	546,226	159,207
Due to employees and consultants	330,542	74,672
Other	320,072	–
	$7,510,751	$1,221,948

9	Asset retirement obligation

The following table summarizes the changes in the balance of asset retirement obligation during the year ended September 30, 2007:

Balance, September 30, 2006	$–
Acquisition of Pixology PLC (note 3)	124,340
Accretion expense included in general and administration expenses	2,231
Impact of foreign currency translation	(5,872)
Balance, September 30, 2007	$120,699

The asset retirement obligation relates to the Company’s requirement to restore leased premises to their original condition at the end of the lease term. As at September 30, 2007, the estimated total undiscounted cash flows required to settle the obligation are approximately $116,000. The obligation is expected to be settled at the end of the lease term in 2009. The credit-adjusted risk-free interest rate used to discount the estimated cash flows was 7.5%.

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

10	Income taxes

(a)	Income tax expense (recovery)

The Company is subject to income taxes in Canada and the United Kingdom. The income tax expense (recovery) differs from the amount obtained by applying the applicable Canadian statutory income tax rate to loss before income taxes as follows:

	2007	2006	2005
Canadian statutory income tax rate	34.1%	36.1%	36.1%
Income tax recovery based on statutory income tax rate	$(2,071,847)	$(950,294)	$(1,121,306)
Difference in foreign tax rates	91,918	–	–
Expiration of tax losses	1,320,000	745,321	969,092
Non-deductible expenses	233,457	12,635	–
Impact of change in foreign currency rates on future tax assets	275,304	–	–
Items deductible for tax not flowing through earnings	(455,306)	(185,662)	31,214
Adjustments in respect of prior year returns	646,428	–	–
Rate changes on current year items	127,479	–	–
Other	267	–	–
Change in valuation allowance	(167,700)	378,000	121,000
	$–	$–	$–

The Company’s net loss before tax includes $3,841,223 (2006 - $2,632,301; 2005 - $3,147,967) from domestic operations and $2,231,013 (2006 - $Nil; 2005 - $Nil) from foreign operations.

(b)	Future income tax assets and liabilities

The tax effect of temporary differences that give rise to significant portions of future income tax assets (liabilities) is as follows:

Future income tax assets

	2007	2006	2005
Net operating loss carry-forwards	$13,623,675	$6,334,000	$6,180,000
Property and equipment	1,441,625	2,171,000	2,001,000
Share issue costs	509,000	262,000	216,000
Other	383,000	171,000	163,000
	15,957,300	8,938,000	8,560,000
Future income tax liabilities
Intangible assets	(1,699,000)	–	–
Net future tax asset	14,258,300	8,938,000	8,560,000
Valuation allowance	(14,258,300)	(8,938,000)	(8,560,000)
Future income tax liabilities, net	$–	$–	$–

The following table summarizes the changes in the valuation allowance during each year of the three-year period ended September 30, 2007:

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

Balance, beginning of year	$(8,938,000)	$(8,560,000)	$(8,439,000)
Acquisition of Pixology PLC	(5,488,000)	–	–
Futuretax benefits not recognized	(1,746,472)	(938,000)	(1,121,306)
Expiration of tax losses	1,320,000	745,321	969,092
Impact of change in foreign exchange rates	275,304	–	–
Other	318,868	(185,321)	31,214
Balance, end ofyear	$(14,258,300)	$(8,938,000)	$(8,560,000)

Management believes there is sufficient uncertainty regarding the realization of future income tax assets such that a full valuation allowance is appropriate.

As at September 30, 2007, the Company had $20,307,000 of non-capital loss carry-forwards in Canada available to reduce taxable income in future years. These income tax losses expire as follows:

2008	$5,245,000
2009	2,839,000
2010	2,560,000
2014	2,928,000
2015	1,836,000
2026	2,073,000
2027	2,826,000
$20,307,000

The Company has $25,600,000 (£12,600,000) of losses for tax purposes in the United Kingdom that do not have an expiry date and are available to reduce taxable income in future periods. When realized, $6,157,304 of tax benefits will result in a reduction of goodwill and intangible assets acquired in the Pixology transaction.

11	Share Capital

(a)	Share consolidation

On November 2, 2006, the Company consolidated its common shares on a ten-for-one basis. The net loss per share computations and information regarding the number of shares, options and warrants reflect the share consolidation for all periods presented in these consolidated financial statements.

(b)	Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

As at September 30, 2007, the Company had 33,315,536 common shares (2006 - 26,048,376) issued and outstanding. There are no preferred shares issued or outstanding at September 30, 2007, 2006 or 2005.

(c)	Private placements

i)	Year Ended September 30, 2007

During the year ended September 30, 2007, the Company issued 4,430,588 units pursuant to a brokered private placement for net proceeds of $16,025,308 and issued 426,559 warrants to agents in consideration for services received. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of US$4.00 per share before expiry on March 30, 2009. The net proceeds of $16,025,308 were allocated $11,063,482 to common shares issued and $4,961,826 to the common share purchase warrants on a relative fair value basis. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 72%; risk-free interest rate of 3.95%; and expected life of two years. All warrants remain outstanding at September 30, 2007.

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

ii)	Year Ended September 30, 2006

During the year ended September 30, 2006, the Company issued 2,750,000 units pursuant to a non-brokered private placement for net proceeds of $2,540,720. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one additional common share of the Company at a price of $1.50 per share before expiry on May 30, 2007. The net proceeds of $2,540,720 were allocated $2,363,460 to common shares issued and $177,260 to the common share purchase warrants on a relative fair value basis. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 69%; risk-free interest rate of 4.17%; and expected life of one year.

During the year ended September 30, 2006, the Company issued 1,700,000 units pursuant to a non-brokered private placement for net proceeds of $1,533,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of $1.50 per share before expiry on November 15, 2006. The net proceeds of $1,533,000 were allocated $1,371,946 to common shares issued and $161,054 to the common share purchase warrants. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 80%; risk-free interest rate of 3.74%; and expected life of one year.

During the year ended September 30, 2007, 2,225,000 share purchase warrants issued during the year ended September 30, 2006 were exercised.

iii)	Year Ended September 30, 2005

Pursuant to a non-brokered private placement during the year ended September 30, 2005, the Company issued 2,493,750 units for net proceeds of $1,848,509. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one additional common share of the Company at a price of $1.20 per share before expiry on September 20, 2006. The net proceeds of $1,848,509 were allocated $1,589,718 to common shares issued and $258,791 to the common share purchase warrants. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil: expected volatility of 80%; risk-free interest rate of 3.03%; and expected life of one year. During the year ended September 30, 2006, all of the common share purchase warrants were exercised for proceeds of $1,496,250.

During the year ended September 30, 2005, the expiry date of common share purchase warrants issued as part of a private placement during the year ended September 30, 2004 was extended by one year to July 7, 2005. The amendment resulted in an additional allocation to the common share purchase warrants in the amount $144,000, charged directly to the deficit in fiscal 2005 as a distribution. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; risk-free interest rate of 3.03%; and expected life of one year. During the year ended September 30, 2006, all of the common share purchase warrants expired unexercised.

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

(d)	Warrants

The following table summarizes activity related to the Company's issued share purchase warrants during the years ended September 30, 2007, 2006 and 2005:

	Number of	Average
	warrants	exercise price
Balance, September 30, 2004	1,379,100	$1.40
Warrants issued related to private placement of units	1,246,875	1.20
Cancelled on expiry date	(210,000)	1.00
Common shares issued on exercise	(184,500)	1.00
Balance, September 30, 2005	2,231,475	1.20
Warrants issued related to private placement of units	2,225,000	1.50
Cancelled on expiry date	(984,600)	1.20
Common shares issued on exercise	(1,246,875)	1.20
Balance, September 30, 2006	2,225,000	1.50
Warrants issued related to private placement of units	4,857,147	4.00
Common shares issued on exercise of warrants	(2,225,000)	1.50
Balance, September 30, 2007	4,857,147	$4.00

(e)	Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the "Plan"). The Plan allows for a maximum of 10% of the Company's issued and outstanding common shares to be reserved for issuance. The term of the options granted under the Plan is five years and options are subject to various vesting requirements. Under the terms of the Plan one-eighteenth of the options granted vest each month with the first eighteenth vesting on the date of grant.

The following table summarizes activity under the Company's stock option plan for the years ended September 30, 2007, 2006 and 2005:

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

	Number of	Average
	options	exercise price
Balance, September 30, 2004 (1,289,300 options exercisable)	1,575,967	$2.00
Granted	470,000	1.50
Expired	(93,040)	3.80
Forfeited	(158,750)	3.20
Cancelled	(220,000)	1.90
Exercised	(38,500)	1.50
Balance, September 30, 2005 (1,237,344 options exercisable)	1,535,677	1.60
Granted	615,000	1.30
Expired	(414,000)	1.50
Forfeited	(159,667)	1.70
Balance, September 30, 2006 (1,079,233 options exercisable)	1,577,010	1.40
Granted	745,000	2.32
Exercised	(611,572)	1.46
Forfeited	(108,173)	1.34
Balance, September 30, 2007	1,602,265	$1.81

The following table summarizes information about stock options outstanding and exercisable at September 30, 2007:

	Options outstanding			Options exercisable
		Weighted average	Weighted		Weighted
		remaining	average		average
Exercise	Number	Contractual	exerice	Number	exerice
price	outstanding	life (years)	price	exercisable	price
$1.25	410,042	3.43	$1.25	405,707	$1.25
$1.50	462,500	2.34	$1.50	462,500	$1.50
$2.32	729,723	4.20	$2.32	405,402	$2.32
$1.25 - $2.32	1,602,265	3.46	$1.81	1,273,609	$1.68

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

(e)	Options (continued)

The total intrinsic value of options exercised during the year ended September 30, 2007 was $1,673,865 (2006 - $Nil; 2005 -$11,375). The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
As at September 30, 2007
Options outstanding	1,602,265	$1.81	3.46	$2,692,645
Options vested and expected to vest	1,602,265	$1.81	3.46	$2,692,645
Options exercisable	1,273,609	$1.68	3.30	$2,303,478
As at September 30, 2006
Options outstanding	1,577,010	$1.40	3.10	$1,809,611
Options vested and expected to vest	1,577,010	$1.40	3.10	$1,809,611
Options exercisable	1,079,233	$1.50	2.60	$1,173,639
As at September 30, 2005
Options outstanding	1,535,677	$1.60	2.50	$–
Options vested and expected to vest	1,535,677	$1.60	2.50	$–
Options exercisable	1,237,344	$1.70	2.40	$–

(f)	Stock-based compensation

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. The following table provides the weighted average grant-date fair value and the weighted average assumptions used in applying the Black-Scholes option pricing model for the years ended September 30, 2007, 2006 and 2005:

	2007	2006	2005
Expected volatility	72%	74%	63%
Risk-free interest rate	3.86%	4.17%	3.25%
Expected life (years)	3.0	1.5	1.5
Expected dividend yield	0%	0%	0%
Weighted average grant-date fair value ($ per share)	$1.41	$0.46	$0.31

The total fair value of stock options granted during the year ended September 30, 2007 was $1,052,570 (2006 - $282,900; 2005 - $147,142).

During the year ended September 30, 2007, the Company recognized compensation expense of $799,750 (2006 - $215,084; 2005 - $124,338) for stock options issued to employees. The total income tax benefit recognized in the income statement for stock based compensation is $Nil for all periods presented.

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

12	Revenue

	2007	2006	2005
Transaction fees	$4,823,523	$1,687,204	$708,438
Installation fees	1,362,452	1,239,930	676,274
Membership fees	866,082	751,408	519,037
Archive fees	60,010	111,561	107,515
Professional fees	399,261	285,048	105,239
	$7,511,328	$4,075,151	$2,116,503

13	Segment information

The Company has a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

(a)	Geographical information

The Company's assets by geographical area are as follows:

	Canada	United Kingdom	Total
2007
Property and equipment	$2,354,737	$405,808	$2,760,545
Goodwill and intangible assets	$-	$10,934,845	$10,934,845
2006
Property and equipment	$1,235,789	$-	$1,235,789
Goodwill	$-	$-	$-

The Company's sales by geographical area, based on the geographical location of the Company's customers, are as follows:

	2007	2006	2005
Canada	$3,921,042	$3,465,661	$1,750,679
United States	1,460,170	592,124	361,610
United Kingdom	2,119,190	-	-
Other	10,926	17,366	4,214
	$7,511,328	$4,075,151	$2,116,503

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

(b)	Customers

Major customers, representing 10% or more of sales, include:

	2007	2006	2005
Customer A	$3,251,591	$2,605,949	$1,140,564
Customer B	$1,147,221	$-	$-
Customer C	$982,741	$-	$-
Customer D	$685,629	$-	$-
Customer E	$353,748	$296,238	$255,693
Customer F	$-	$-	$233,583

14	Related party transactions

During the year ended September 30, 2007, the Company advanced a loan to an officer of the Company in the amount of US$41,000 with interest payable at a rate of 7% per annum. Included in accounts receivable as at September 30, 2007 is $48,615 comprising the principal amount and accrued interest. On October 25, 2007, the loan was repaid in full.

During the year ended September 30, 2007, the Company incurred legal fees of $280,094 for services provided by a law firm of which a director of the Company is a partner. Included in accounts payable and accrued liabilities as at September 30, 2007 related to these services was $47,334.

15	Commitments

The Company has entered into agreements to lease premises and services for periods to 2010. The annual rent for premises includes minimum rent plus realty taxes and operating expenses. Minimum payments for each of the remaining three years are as follows:

	Operating leases	Service agreements	Total
2008	$831,100	$13,900	$845,000
2009	626,900	8,100	635,000
2010	508,900	8,100	517,000
	$1,966,900	$30,100	$1,997,000

During the year ended September 30, 2007, the Company incurred operating lease expenses of $217,848 (2006 - $93,639).

16	Financial instruments

(a)	Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various high quality financial institutions located in Canada and the United Kingdom. The Company's cash equivalents consist primarily of deposit investments. The Company's accounts receivable are all from large, well-known retailers located in Canada, the United States and the United Kingdom. Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. As at September 30, 2007, 4 customers each account for 10% or more of total accounts receivable (2006 - 1 customer)

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

(b)	Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents. Cash and cash equivalents which are in excess of day to day requirements are placed on short-term deposit with the Company's banks and earn interest at rates available at that time.

(c)	Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets in foreign currencies that expose the Company to foreign exchange risks. The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At September 30, 2007, the Company had cash and cash equivalents of $7,068,548, accounts receivable of $2,680,366 and accounts payable of $5,290,177 which were denominated in UK £.

17	Pension plan

The Company has a defined contribution pension plan with respect to certain employees in the United Kingdom where the Company's obligation is limited to making regular contributions on behalf of the eligible employees. During the year ended September 30, 2007, the Company made cash contributions of $69,162 (2006 - nil).

18	Subsequent events

On October 19, 2007 the Company exercised its right to terminate the lease on its premises in the United Kingdom. In accordance with the terms of the lease, this gave rise to a fee equal to three months rent being paid, of approximately $77,000. This termination will take affect on April 24, 2008. The Company is currently looking to renegotiate terms for a smaller area with the same landlord.

On November 19, 2007, the Company entered into a Hosting Agreement with TELUS Communications Inc. This agreement is for a 60 month period commencing January 15, 2008 at a cost of $76,286 per month.

On November 20, 2007, the Company entered into a Hosting Agreement with TELUS Communications Inc. This agreement is for a 34 month period commencing December 1, 2007 at a cost of $19,410, per month.

19	Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States ("US GAAP").

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

(a)	Statements of loss and comprehensive loss

The reconciliation between Canadian GAAP and US GAAP of the net loss for the years ended September 30, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Net loss under Canadian GAAP	$(6,072,236)	$(2,632,301)	$(3,147,967)
Change in fair value of embedded foreign currency derivative related to warrants (d)	268,089	-	-
Compensation recovery (e)	-	-	8,600
Net loss under US GAAP	(5,804,147)	(2,632,301)	(3,139,367)
Other comprehensive loss:
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(809,569)	-	-
Comprehensive loss	$(6,613,716)	$(2,632,301)	$(3,139,367)
Basic and fully diluted loss per share under US GAAP	$(0.19)	$(0.12)	$(0.18)

(b)	Balance sheets

The reconciliation between Canadian GAAP and US GAAP for the balance sheets as at September 30, 2007 and 2006 is as follows:

	2007		2006
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
ASSETS
Current assets	$11,973,425	$11,973,425	$3,490,358	$3,490,358
Intangible assets	6,067,614	6,067,614	-	-
Goodwill (c)	4,867,231	11,378,294	-	6,511,063
Other long-term assets	2,830,349	2,850,349	1,392,946	1,392,946
Total assets	$25,758,619	$32,269,682	$4,883,304	$11,394,367
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities	$7,835,584	$7,855,584	$1,401,595	$1,401,595
Warrants liability (d)	-	4,693,737	-	-
Long-term liabilities	291,909	291,909	46,947	46,947
Shareholders' equity
Share capital	65,293,214	65,185,054	49,115,790	49,007,630
Warrants (d)	4,961,826	-	338,314	338,314
Contributed surplus (e)	10,215,777	12,573,778	9,958,544	12,316,545
Deficit (c) (d) (e)	(62,050,122)	(57,520,811)	(55,977,886)	(51,716,664)
Accumulated other comprehensive loss	(809,569)	(809,569)	-	-
	$25,758,619	$32,269,682	$4,883,304	$11,394,367

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

(c)	Redemption of limited partnership units

During the year ended September 30, 2004, the Company redeemed limited partnership units and recorded the cost as a charge to deficit for Canadian GAAP purposes. Under US GAAP, the Company applied SFAS No. 141, "Business Combinations", and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders' equity. The Company applies SFAS No. 142, "Goodwill and Other Intangible Assets", in determining if there is any impairment in value. As at September 30, 2007, no impairment in value has been recorded to date.

(d)	Warrants

Under US GAAP, the Securities Exchange Commission ("SEC") determined that it is not possible to treat as equity, warrants whose exercise price currency denomination is different from the functional currency of the entity. The SEC generally views such instruments as derivative liabilities. Therefore, the Company applied FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and allocated the fair value of warrants issued whose exercise price currency denomination is different than the Company's functional currency as a liability, to be carried at fair value, with changes in fair value to be recorded in operations. The change in fair value of these warrants for the year ended September 30, 2007 was $268,089 and was charged to operations.

(e)	Stock-based compensation

Under US GAAP, prior to October 1, 2004, the Company accounted for stock-based compensation awards to employees and directors under APB Opinion 25, "Accounting for Stock Issued to Employees". Under APB 25, because the exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of the grant, no compensation expense was recognized at the time of the initial grant. If the exercise price of a fixed stock option award is subsequently reduced, Financial Accounting Standards Board (FASB) Interpretation No. 44 (FIN 44) requires that the option award be accounted for as variable from the date of the modification to the date the award is exercised, forfeited or expires unexercised. As at September 30, 2005, the Company had 21,500 modified options outstanding, and as a result, the Company recorded stock-based compensation recovery under US GAAP of $8,600 for the year ending September 30, 2005 representing the impact of the change in market price for the Company's common shares on the variable compensation related to the modified options. There were no modified options outstanding at September 30, 2007 and 2006.

Effective October 1, 2004, the Company adopted FAS No. 123, Accounting for Stock-Based Compensation , as subsequently revised by FAS No. 123(R) ("FAS 123(R)"), Share-Based Payment, effective October 1, 2006. The adoption of FAS 123(R), effective October 1, 2006 under the modified prospective method, had no material impact on the Company's financial position or results of operations. Under US GAAP, the Company recognizes the grant-date fair value of stock-based compensation awards granted to employees and directors over the requisite service period for all awards granted, modified, repurchased or cancelled after October 1, 2004 and the unvested portions of outstanding awards as at October 1, 2004. The Company also adopted CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments effective October 1, 2004 for awards granted on or after October 1, 2002.

As a result of these new accounting standards in Canada and the United States, there are no material GAAP differences related to the Company's stock-based compensation awards during the years ended September 30, 2007 and 2006.

At September 30, 2007, the total compensation cost related to non-vested awards not yet recognized was $467,809, which will be recognized over the remaining vesting period of 8 months.

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

(f)	Cash flow statements

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to US GAAP under the accommodation provided by the SEC.

(g)	Unaudited pro-forma information

The following pro forma results of operations reflect the combined results of PhotoChannel Networks Inc. and Pixology PLC, for the twelve months ended September 30, 2007 and 2006 as if the business combinations occurred at the beginning of PhotoChannel's fiscal year. The information used for this pro-forma disclosure was obtained from unaudited reports filed on August 10, 2007 with the British Columbia and Ontario Securities Commissions as part of a Base Shelf Prospectus and from internal financial reports prepared by Pixology PLC for the periods from October 1, 2005 to December 31, 2005, October 1, 2006 to December 31, 2006 and April 1, 2007 to June 30, 2007.

	2007 (Unaudited)	2006 (Unaudited)
Revenue	$14,619,577	$14,667,161
Net loss	$(11,436,012)	$(4,897,733)
Basic net loss per share	$(0.38)	$(0.19)
Snares used in net loss per share calculation	29,877,739	26,048,359

The pro forma results are not necessarily indicative of what would have occurred if the acquisitions had actually been completed as of the assumed dates and for the periods presented. The pro forma results represent the Company's preliminary assessment of the intangible assets which are subject to change and, therefore, the final values may differ substantially from these amounts.

(h)	Recent U.S. announcements

i)	FASB Interpretation No. 48 - Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of fiscal 2008. The cumulative effects of applying FIN 48, if any will be recorded as an adjustment to deficit as of the beginning of the period of adoption.

ii)	FASB Staff Position No. FIN 48-1 - Definition of Settlement in FIN 48

In May 2007, the FASB published FASB Staff Position No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 48 ("FSP FIN 48-1"). FSP FIN 48-1 is an amendment to FIN 48. It clarifies how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective upon the initial adoption of FIN 48, and therefore will be adopted by the Company in the first quarter of fiscal 2008. The Company is still in the process of determining the impact of adoption of FIN 48 and FSP FIN 48-1 on its consolidated financial statements.

PhotoChannel Networks Inc.
Notes to the Consolidated Financial Statements
September 30, 2007, 2006 and 2005
(expressed in Canadian dollars)

iii)	FASB 157 - Fair Value Measurement

FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. These definitions would be applied effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of this statement.

iv)	FASB 159 - The Fair Value for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, The Fair Value for Financial Assets and Financial Liabilities ("FAS No. 159"). FAS No. 159 permits entities to choose to measure financial assets and liabilities, with certain exceptions, at fair value at specified election dates. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. FAS No. 159 is effective for the Company in fiscal years beginning October 1, 2008. The Company is currently evaluating the impact of FAS No. 159 on its consolidated financial position and results of operations.

v)	FASB 141(R) - Business Combinations

In December 2007, the FASB issued FAS No. 141 (R), Business Combinations ("FAS 141 (R)"). FAS 141 (R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. FAS 141 (R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for the Company in fiscal years beginning October 1, 2009. This standard will only be applicable to acquisitions after October 1, 2009. While the Company has not yet evaluated this statement for the future impact of FAS 141 (R), the Company does not expect FAS 141 (R) to have any impact on its consolidated financial position and results of operations related to its current businesses.

vi)	FAS 160 - Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements. FAS 160 requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value. FAS 160 is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented. While the Company has not evaluated this new standard, the Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption to have any significant impact.