Form 20-F
period 2008-09-30
PHOTOCHANNEL NETWORKS INC
filed 2009-01-20
CIK 1036642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2008 (with other information to December 31, 2008 except where noted)

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

33,464,432 Common Shares Without Par Value
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

TABLE OF CONTENTS

GENERAL

In this Annual Report on Form 20-F, all references to the “Company” or to “PhotoChannel” refer to PhotoChannel Networks Inc.

Except as noted, the information set forth in this Annual Report is as of December 31, 2008 and all information included in this document should only be considered correct as of such date.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

A.  Selected financial data

The following table summarizes certain selected consolidated financial data for each of the five financial years ended September 30, 2008.  The selected financial data set forth below with respect to our consolidated statements of operations for each of the three financial years in the period ended September 30, 2008 and with respect to the consolidated balance sheets as at September 30, 2008 and 2007, are derived from our audited consolidated financial statements included elsewhere in this annual report.  With the exceptions of weighted average number of shares and basic diluted net loss per common share data, consolidated statements of operations data for the years ended September 30, 2005 and 2004, and consolidated balance sheet data as at September 30, 2006, 2005 and 2004, have been derived from our consolidated financial statements that have not been included in this annual report.  Weighted average number of common shares and basic diluted net loss per common share data have been adjusted to reflect the consolidation of our common shares on a one-new-common-share-for-10-old-common-shares basis on November 2, 2006, applied retroactively.

Readers should read the following selected financial data in conjunction with our consolidated financial statements and the notes thereto appearing in this annual report.  The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Readers are referred to Note 22 in the accompanying September 30, 2008 consolidated financial statements for a quantitative and qualitative reconciliation of the measurement differences between Canadian GAAP and generally accepted accounting principles in the United States (“US GAAP”), as it relates to us.

The data is expressed in Canadian dollars (“CDN$”), unless otherwise described.  We refer readers to “Currency and Exchange Rates” below for a history of exchange rates between the Canadian dollar and the U.S. dollar.

Selected Financial Data:

Under Canadian GAAP	For the years ended September 30th
Item	2008	2007	2006	2005	2004
Revenue	$17,049,587	$7,511,328	$4,075,151	$2,116,503	$763,140
Loss from operations	$(8,276,760)	$(4,747,488)	$(2,628,867)	$(3,163,950)	$(3,078,188)
Net loss for the year	$(8,717,026)	$(6,072,236)	$(2,632,301)	$(3,147,967)	$(3,052,485)

Under Canadian GAAP	For the years ended September 30th
Item	2008	2007	2006	2005	2004
Basic and fully diluted net loss per common share	$(0.26)	$(0.20)	$(0.12)	$(0.18)	$(0.21)
Total assets	$20,623,453	$25,758,619	$4,883,304	$1,608,252	$1,945,692
Net assets (liabilities)	$10,263,657	$17,611,126	$3,434,762	$282,009	$1,194,079
Capital Stock	$65,614,347	$65,293,214	$49,115,790	$43,625,343	$41,702,604
Weighted average number of Common Shares (1)	33,383,866	29,877,739	22,804,712	17,868,286	14,874,160
Common shares issued and outstanding (1)	33,464,432	33,315,536	26,048,359	20,351,484	17,634,734
Long term obligations and redeemable preferred stock	Nil	Nil	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil

(1)	See Item 3.A.

The above selected financial data in accordance with U.S. GAAP is indicated below:

	For the years ended September 30th
Item	2008	2007	2006	2005	2004
Revenue	$17,049,587	$7,511,328	$4,075,151	$2,116,503	$763,140
Loss from operations	$(8,276,760)	$(4,747,488)	$(2,628,867)	$(3,163,950)	$(3,078,188)
Net loss for the year	$(4,045,820)	$(5,804,147)	$(2,632,301)	$(3,139,367)	$(2,974,057)
Comprehensive loss	$(4,392,784)	$(6,613,716)	$(2,632,301)	$(3,139,367)	$(2,974,057)
Basic and diluted net loss per common share	$(0.12)	$(0.19)	$(0.12)	$(0.18)	$(0.20)
Total assets	$27,134,516	$32,269,682	$11,394,367	$8,119,315	$8,456,755
Net assets (liabilities)	$16,752,189	$19,428,452	$9,945,825	$6,793,072	$7,705,142
Capital Stock	$65,506,187	$65,185,054	$49,007,630	$43,517,183	$41,594,444
Weighted average number of common shares outstanding(1)	33,383,866	29,877,739	22,804,712	17,868,286	14,874,160
Common shares issued and outstanding (1)	33,464,432	33,315,536	26,048,359	20,351,484	17,634,734
Long term obligations and redeemable preferred stock	Nil	Nil	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil

(1)	See Item 3. A.

Currency and Exchange Rates

All dollar amounts set forth in this annual report are in Canadian dollars, unless we indicate otherwise.  In the following table we set forth:

•	the rates of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of each of the periods indicated;

•	the average of the exchange rates in effect on the last day of each month during such periods; and

•
the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Previous Six Months

	July 2008	August 2008	September 2008	October 2008	November 2008	December 2008
High Rate	1.0272	1.0727	1.0819	1.3013	1.2980	1.3005
Low Rate	0.9973	1.0213	1.0296	1.0416	1.1460	1.1816

Years ending September 30

	2008	2007	2006	2005	2004
Rate at end of Period	1.0382	0.9929	1.1142	1.1713	1.2699
Average Rate During Period	1.0090	1.1143	1.1435	1.2235	1.3256
High Rate	1.0819	1.1873	1.1975	1.2755	1.4003
Low Rate	0.9057	0.9914	1.0926	1.1620	1.2672

On September 30, 2008 and January 12, 2009, the noon buying rate in New York City for cable transfers in US dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.0599 and $1.2077, respectively, equals US $1.00.

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

The Following Risks Relate to Our Business Operations

In the past we have relied on the proceeds of financings to fund our operations.  In the  past, we had negative cash flows from operations, including up to September 30, 2008.  Currently we have a positive cash flow from operations and believe that this is sufficient to meet our expected cash requirement for fiscal 2009, if we are unable to continue to generate positive cash flow from operations or continue to raise funds, we may be required to limit or curtail operations in the future.

Since inception we have operated at a loss and, at September 30, 2008, had an accumulated deficit of Cdn$70,767,149 and a working capital deficiency of Cdn$2,477,914.  The successful implementation of our business strategy depends on numerous factors including economic, competitive and other conditions and uncertainties, the ability to hire and retain qualified personnel, the ability to obtain financing for continued development and commercialization of our products.  Adverse economic or competitive conditions or the failure to hire and retain qualified personnel or obtain financing if required could affect our operations in the future.

Although for the year ended September 30, 2008 we recorded an operating loss, we are currently generating sufficient revenues to cover our operating expenses.  However, if our revenue growth slows or declines and our expenses do not slow or decline at an equal or greater rate we may be unable to continue to generate positive cash flows.  If we are unable to generate positive cash flow from operations and raise the funds necessary to continue existing operations, we may be required to either limit or curtail operations.

As of September 30, 2008, we had cash and cash equivalents of approximately Cdn$2,670,988 and as of January 12, 2009, we had cash and cash equivalents of approximately Cdn$3,094,654.  The cash available, along with positive cash flow from operations are expected to meet our requirements for fiscal 2009.

Our business has traditionally been primarily focused on the Canadian marketplace.  However, as we enter the United States, the United Kingdom and other jurisdictions and should our product set be accepted, we could have significant exposure to foreign exchange rates, which may adversely impact our business.

Until 2007 we had been focused on the Canadian marketplace.  Although we have until recently had a limited number of customers and revenue generated from the United States marketplace, with the recent addition of Costco USA and SAMS Clubs USA we are now more concentrated in the United States marketplace.  The United States marketplace for photofinishing is approximately ten times the size of the Canadian marketplace and due to our recent success in the United States market, a substantial portion of our operations is based on sales and services rendered to customers in the United States. Further, with our acquisition of Pixology in July 2007, we have expanded into the United Kingdom.  Although Pixology has lost customers since this acquisition and may lose additional customers going forward, we continue to expect a significant portion of our sales and services will be rendered to customers in the United Kingdom.  Finally, we may expand the delivery of our service to customers outside of Canada, the United States and the United Kingdom and as a result our financial performance will be affected by fluctuations in the value of the Canadian dollar against the currencies in the jurisdictions in which we operate.  We record the financial results for the operations of our UK subsidiary in United Kingdom pounds and also undertake certain transactions with our United States customers in U.S. dollars.  Our consolidated financial results are reported in Canadian dollars. As a result, our earnings and financial position are affected by foreign exchange rate fluctuations, specifically changes in the value of the Canadian dollar, through translation risk and transaction risk. Translation risk is the risk that financial statements for a particular period, or at a certain date, depend on the prevailing exchange rate of the local currencies against the Canadian dollar. Transaction risk is the risk that the exchange rate at which a transaction is initially recorded will be different from the rate at which it is settled.  At the present time, we have no plan or policy to utilize forward contracts or currency options to minimize or hedge this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

Our audited financial statements have been prepared on the basis of accounting principles applicable to a going concern.

Our consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of September 30, 2008, we had an accumulated deficit of Cdn$70,767,149 which, if prepared under US GAAP, would have been an accumulated deficit of Cdn$61,566,632.  We continue to incur operating losses, including non-cash items, of Cdn$8,276,760 during fiscal 2008 (2007 - $4,747,488, 2006 - Cdn$2,628,867).

Today we are currently generating sufficient revenues to cover our operating expenses. However, if we are unable to continue generating positive cash flow from operations or raising funds, we may be required to either limit, curtail, cease or stop operations. In the event that we cease or stop operations, shareholders could lose their entire investment.  Historically, we have funded our operating, administrative and software development costs through the sale of equity capital or debt financing.  We have had and may continue to have capital requirements in excess of our currently available resources.  We may require additional capital to further finance the development and implementation of our business objectives.  In the event that our plans and/or assumptions change or prove inaccurate, or we are unable to obtain further financing, or such financing and other capital resources, in addition to projected cash flow, if any, prove to be insufficient to fund operations, our continued viability could be at risk. To the extent that any such financing involves the sale of our equity securities, the interests of our then existing shareholders could be substantially diluted.  There is no assurance that we will be successful in achieving any or all of these objectives over the coming year and, accordingly, there exists substantial doubt that we will be able to continue as a going concern.

Our operating results are affected by the seasonal nature of our business

Our business is seasonal, with a significant proportion of our recurring revenues being generated during our first fiscal (fourth calendar) quarter.  As a result, any stoppages or interruptions in the provision of our Network to our customers during our first fiscal (fourth calendar) quarter could have an adverse effect on our operating results and our relationships with our customers.  Our limited operating history makes it difficult for us to assess the impact of seasonal factors on our business or whether our business is susceptible to cyclical fluctuations in the economy.  In addition, our rapid growth may have overshadowed seasonal or cyclical factors which might have influenced our business to date.

Our quarterly results may fluctuate

Our future revenues and operating results may vary significantly from quarter to quarter due to a number of factors, some of which are outside of our control.  Factors that could cause results to vary include:

•	demand for services, including seasonal and holiday demand;
•	the ability of our customers to attract and retain visitors to their websites;
•	the ability of our customers to encourage repeat purchases from their customers;
•	the pricing and marketing strategies of our customers;
•	the cost of expanding or enhancing the services we provide to our customers;
•	declines or disruptions in the travel industry, and factors which may lead to such declines;
•	volatility in our stock price, which may lead to higher stock based compensation expense for future stock option grants;
•	consumer preferences for digital photography; and
•	improvements in the quality, cost and convenience of desktop printing of digital pictures and products.

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

 We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in the company’s annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, companies classified as accelerated filers must have an independent registered public accounting firm attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. As at September 30, 2008, we concluded that our internal controls over our financial reporting are not effective.   The deficiency identified is management’s review process of a complex GAAP area related to an allocation of goodwill and intangible assets, associated with the acquisition of Pixology, between PhotoChannel and Pixology.  As a result of this deficiency, our management has concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of September 30, 2008.  Following the identification of this deficiency, we have undertaken remedial steps and plan to continue to take additional remedial steps to improve our internal and disclosure controls.  There can be no guarantee that the measures taken will be sufficient to ensure accurate financial reporting in the future.  A failure to provide accurate financial results may result in loss of investor confidence and may adversely impact the price of our common shares.  In addition, our failure to maintain adequate internal and disclosure controls could lead to sanctions by the Securities and Exchange Commission and other regulatory bodies under the applicable legislation, including the Foreign Corrupt Practices Act of 1977.

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

Ultimately, our success will depend upon consumer acceptance of the use of the Internet to deliver digital media, including, delivery of digital images to our retailers for production.  We rely on our retailer customers to market these services to end users.  While we assist retailers with their marketing programs, we cannot assure that retailers will continue to market our service or that their marketing efforts will be successful in attracting and retaining end user customers.  The failure to attract and retain end user customers will adversely affect our business.  In addition, if our service does not generate revenue for the retailer, whether because of failure to market it, we may lose retailers as customers, which would adversely affect our revenue.

We are currently dependent on a limited number of key customers, the loss of which could materially and adversely affect our business.

We generate a significant portion of our revenue from a small number of customers.  During fiscal 2008, we earned Cdn$12,960,414 from four (4) customers, representing 76% of our total revenue for the year.  While we are working to expand our customer base, there can be no assurance we will be able to reduce our reliance on these key customers.  If our existing customers do not elect to renew their contracts with us at the expiry of their current term, our recurring revenue base will be reduced, which could have a material adverse effect on our results of operations.

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

We may have difficulty in managing our growth

Expected rapid growth in all areas of our business may place a significant strain on our operational, technical and management resources.  We expect that operating expenses and staffing levels may be required to increase in the future. To manage our growth, we must expand our operational and technical capabilities and manage our employee base, while effectively administering multiple relationships with various third parties, including affiliates.  We cannot assure that we will be able to effectively manage our growth.  The failure to effectively manage our growth could result in an inability to meet our customer demands, leading to customer dissatisfaction and loss.  Loss of customers could adversely affect our operating results.

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

If the facility where all of our computer and communications hardware are located fail, our business and results of operations would be harmed.

Our ability to provide our service depends on the uninterrupted operation of our computer and communications systems.  Our computer hardware necessary to operate our service is primarily located in two third party hosting facilities one is located in Vancouver, British Columbia and the other in Toronto, Ontario. Our systems and operations could suffer damage or interruption from human error, fire, flood, power loss, telecommunications failure, break-ins, terrorist attacks, acts of war and similar events.  As the result of the two facilities we do have redundant systems in multiple locations, however, we do not have all customers hosted in each location and therefore if one facility failed it may take days to get customers resident on the failed system live in the other facility.  Further, we do not have business interruption insurance to compensate us for losses that may occur in relation to a failed facility(ies).  In addition, the impact of any of these disasters on our business may be exacerbated by the fact that we do not have a disaster recovery plan in place.

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

The Following Risks Relate to Our Acquisition of Pixology

We continue to face a number of challenges in integrating and further developing the Pixology business.  The risks associated with the acquisition of Pixology, include:

We made the offer to acquire Pixology for strategic reasons, which will only be realized if our operations and those of Pixology plc. can be effectively integrated.

The offer to acquire all of the outstanding shares of Pixology was made with the expectation that its successful completion will result in long-term strategic benefits.  These anticipated benefits will depend in part on whether we can integrate the operations of PhotoChannel and Pixology in an efficient and effective manner.  To date, this has not occurred and it is possible that this may never occur, or that the financial benefits may be less than anticipated.  As at year end, our integration efforts were ongoing, and involve a significant amount of management’s time and attention, and place significant strain on our management, systems and resources.  Continued additional risks with the acquisition include the maintenance of uniform standards, controls, procedures and policies and the potential impairment of relationships with employees and customers.

If we are unable to operate Pixology’s business profitably, our business and financial results may be materially and adversely affected.

Pixology reported operating losses for the years ended December 31, 2006 and 2005 of £72,130 (approximately Cdn$150,651) and £2,023,361 (approximately Cdn$4,466,165) respectively.  While Pixology’s losses have narrowed over the past two years, prior to the acquisition Pixology projected a loss of between £1.35 and £1.65 million for fiscal 2007.  During the three month period ended September 30, 2007, our operating losses of $4,763,761 incorporated losses from Pixology’s operations for the period of $2,231,013 or 47%.  During fiscal 2008, we continued to incur losses in the amount of $2,514,303 related to Pixology’s operations.  We are continuing to effect change in an attempt to make Pixology’s operations accretive, but if we are unable to reduce their operating costs or to increase their revenues, our financial condition could be adversely affected.

The Following Risks Relate To The Market For Our Common Shares

At present, there is a limited market for our common shares in the United States.  If a substantial and sustained market for our common shares does not develop in the United States, our US shareholders' ability to sell their shares may be materially and adversely affected.

Our common shares trade in Canada on the TSX Venture Exchange and in the United States on the OTC Bulletin Board.  Trading of these shares is presently concentrated in the United States marketplace, however, at present there is a limited trading market in the United States for our common shares and such is unlikely to develop further while we are quoted on the OTCBB.  We have no agreement with any broker-dealer to act as a market-maker for our common shares.  One or more broker-dealers have become market makers in our shares quoted on the OTC Bulletin Board.  However, there is no guarantee that this will continue.   Any trading is currently limited to the non-NASDAQ over-the-counter market.  We have made application for quotation on the NASDAQ Capital Market in the past, however, our share price being less than US$4.00 at the time of application precluded our acceptance onto this exchange.  We may attempt to list again, if our share price appreciates and exceeds the US$4.00 minimum or at the discretion of our management and shareholders we may consider a consolidation of our shares to meet the minimum price criteria.  Even if we met the minimum price criteria there can be no assurance that our application would be accepted or approved, as we also currently do not meet NASDAQ’s listing requirement for the audit committee of our board of directors to be entirely comprised of independent directors.  Further, there can be no assurance that our securities will ever qualify for such listing or listing on any other US stock market or stock exchange.  Accordingly, there can be no assurance that any US market for our securities will develop or, that if developed, it will continue.  The absence of such a US market may materially and adversely affect the ability of US shareholders to sell their shares.

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

On January 12, 2009, our common shares closed at a price of Cdn$1.67 on the TSX-V and US$1.3639 on the OTCBB.  For the period from September 30, 2007 to December 31, 2008, the adjusted high and low trading prices of our common shares on the TSX-V were Cdn$4.50 and Cdn$1.00, respectively, with a total reported trading volume of 8,813,097 shares. For the same period, the adjusted high and low trading prices of our common shares on the OTCBB were US$4.65 and US$0.85, respectively, with a total reported trading volume of approximately 25,903,460 shares.  The trading volume of our shares on the OTCBB may not be representative of actual trading volume due to double ticketing of orders that may have occurred on one or more days of the period analyzed.

Daily trading volume on the TSX-V of our common shares for the period from October 1, 2007 to September 30, 2008 has fluctuated, with a high of 192,100 shares and a low of zero shares, averaging approximately 26,686 shares.  Daily trading volume on the OTCBB in our common shares for the period from October 1, 2007 to September 30, 2008 has fluctuated with a high of 782,500 and a low of zero, averaging approximately 78,744.  Accordingly, the trading price of our common shares may be subject to wide fluctuations in response to a variety of factors including announcement of material events by us such as the status of required regulatory approvals for our products, competition by new products or new innovations, fluctuations in our operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights.  The trading price of our common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

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

There is no guarantee that an active trading market for our common shares will be maintained on the OTCBB or the TSX-V. Shareholders may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

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

We provide software and technology to retailers, Internet portals and web sites, and telecommunication service providers (including mobile phone companies).  Our principal service is the PhotoChannel Network.  The PhotoChannel Network consists of digital imaging technology which we provide to photofinishing retailers, professional and commercial photo processing labs, image content owners, and targeted portal services (the “Retailer”).  The PhotoChannel Network enables the Retailer to provide digital image processing services through the Internet to end user customers.  The Retailer controls the process from image capture to final delivery of the end product.  We act as an intermediary in the process, and as a “white branded” solution are not visible to the end user customer unless the Retailer chooses to disclose us as the provider of their solution.

Under our general business model we charge Retailers an initial fee or an annual license for the development, maintenance and continued enhancement of the digital print capture portion of their website, a monthly fee for their connection to the PhotoChannel Network when offering one hour in-store processing of prints, a transaction fee for every order placed through the PhotoChannel Network, a fee for images uploaded and a fee for the continued storage of the Retailers customers’ digital images, but there are different variations based upon the contractual relationship with each Retailer.  We have also developed a similar service which enables Retailers to offer music through the Internet, with delivery available through to the manufacture of CD’s in store.  We currently do not have any Retailers using this service and cannot guarantee that this service will ever be used by Retailers.

With the acquisition of Pixology in July of 2007, we entered into the provision of a parallel digital print capture service with the delivery of photo kiosk software.  Photo kiosks are in store computer interfaces through which consumers upload, edit and order images for pick up in store.  This acquisition also resulted in us acquiring Pixology’s online photo solution.  As we determined that our solution was more robust we have commenced phasing out of this service by replacing it with the PhotoChannel Network.

We have three wholly owned active subsidiaries, Pixology Limited, Pixology Software Limited and Pixology, Inc..  Pixology Limited and Pixology Software Limited are located in the United Kingdom and Pixology, Inc. is located in the United States.

A.  History and development of the Company

We were incorporated on December 1, 1995 pursuant to the laws of British Columbia, Canada under the name InMedia Presentations Inc.  We obtained receipts in April 1997 for a Prospectus filed with the British Columbia Securities Commission and the Ontario Securities Commission. Our shares were subsequently listed for trading on the Montreal Exchange on April 21, 1997. We changed our name on July 14, 1999 to PhotoChannel Networks Inc..  In September 2001 the Montreal Exchange (“ME”) merged with the Canadian Venture Exchange (“CDNX”) and effective October 1, 2001 we began trading on the CDNX.  Subsequently the CDNX was acquired by the Toronto Stock Exchange and renamed the TSX Venture Exchange in 2002 and on April 1, 2002 we were listed for trading on the TSX Venture Exchange.  On November 2, 2006, we consolidated our outstanding common shares on a one new share for ten old shares basis.  On completion of the consolidation, we had approximately 26,060,559 common shares outstanding.  Our financial statements for the years ended September 30, 2008, 2007 and 2006 have been prepared on a post share consolidation basis.

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

Principal Capital Expenditures And Divestitures Since October 1, 1997

We continue to develop, change and enhance our software and product offerings.  Since October 1, 1999, the only capital divestiture has been the filing by our US operating subsidiary, PhotoChannel, Inc., under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001.  The only capital expenditures have been for computer equipment, software and furniture and leaseholds, which occurred in the normal course of our operations.  Our total capital expenditures were approximately $4,762,168 for the year ended September 30, 2008 compared with $1,127,371 in 2007, $777,479 in 2006, $523,595 in 2005 and $536,241 in 2004.  We have financed these expenditures primarily by issuing common shares.  Further details applicable to our anticipated capital expenditures and funding sources are detailed in Liquidity and Capital Resources in Item 5.B.

Principal Capital Expenditures And Divestitures Currently in Process

As of January 12, 2009 there were no capital expenditures or divestitures in process outside of the normal course of business.

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

Reasons for the Acquisition of Pixology

We determined to acquire Pixology for the following reasons:

•	The acquisition of Pixology gave us a more global reach and an international presence in the delivery of solutions for online printing.

•
The acquisition of Pixology expanded our product offerings into the kiosk software market.  At present most photo Retailers provide in-store kiosks for their customers.  Pixology had an established kiosk technology which had been tested and in a retail environment.

•	Pixology had a number of customer relationships that were of strategic interest to us, particularly Costco in the United States.

•
We had greater critical mass with the acquisition of Pixology in terms of customer base.  We believed that the combination of the two companies would enable us to compete more effectively with our major competitors and would reduce our reliance on our current limited number of large Retailer clients.

Information Concerning Pixology

Overview

Pixology was a provider of software for the digital photography industry and operated a business, parts of which are similar to that of our existing business.  Pixology had developed software and networks that enabled equipment manufacturers and retailers of photofinishing services to substitute the analogue film environment with new digital infrastructure.

Pixology had two principal product offerings – in-store kiosk technology and an online digital printing solution which is similar to our Network offering.  Pixology’s focus was in the delivery of software for in store Kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery.  Pixology had been providing this service in the retail environment for the past four years.  We have taken over this service and currently provide it to a number of retail customers including Tesco, Jessops and Costco in the United States, Canada and Mexico.

Pixology also provided an online digital printing solution similar to the PhotoChannel Network called the Pixology Online Photo Center.  Upon taking over Pixology we commenced replacing their online customer base with the PhotoChannel Network.  During fiscal 2008 we were successful in replacing ASDA’s online solution and are currently in the process of moving Tesco onto our Network

Effect on Financial Position

We continue to attempt to develop the business of Pixology both in terms of its technology and in terms of its business.  We intend that the existing assets of Pixology, being primarily intellectual property relating to software and systems for in-store kiosks, will continue to be employed within the combined companies.

The headquarters of the combined group is located in Vancouver, British Columbia, although we maintain a presence in the United Kingdom to satisfy customer needs, take advantage of the skills and relationships of retained Pixology staff, and to continue to develop the kiosk technology.

Prior to the acquisition, Pixology announced that it expected to experience a loss of between £1.35 and £1.65 million for the year ending December 31, 2007.  We incurred a loss relating to Pixology operations of approximately Cdn$2,231,013 (approximately £1,054,000) over the three months from the date of the acquisition of Pixology to September 30, 2007.  During fiscal 2008, we incurred a loss of $2,514,303 related to Pixology’s operations.  We continue to rationalize operations across both companies, particularly in areas that are duplicated, and expect to obtain further minor cost savings through such rationalization.

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

During fiscal 2007 we expanded our product offering to include in-store kiosks, through our acquisition of Pixology.  We.

Digital photography has grown at a rapid pace in the last several years. Mainstream adoption of digital cameras by consumers replacing older film cameras has come directly from rapidly falling prices coupled with much improved technology. Domestic digital camera sales have grown from 1.1 million units domestically in 1998, to 20.5 million units in 2005, and an estimated 20.7 million units for 2006.1 Global digital sales estimates for 2006 from different industry sources range widely from 89 million2 to 100.5 million3 units. At the same time, domestic sales of film cameras have fallen precipitously from 16.4 million units in 1998 to 4.3 million in 2005 and an estimated 3.0 million units for 2006.

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

Camera phone handsets in the North American marketplace totalled some 57 million by the end of 2005 (46% of all handsets) and this market is expected to continue to grow and predicted to reach 144 million in 2009 (or 86% of all handsets).6 Numbers have grown quickly from an estimated  base of  3 million units in 2003 and 16 million in 2004.7 Initial handset cameras had limited resolutions of under 1 Megapixel, and limited capability to otherwise distribute or share the resulting image. However, the latest generation of camera phones have resolutions of up to 3.2 Megapixels. 74% of mobile handsets to be sold in the 2007 U.S. market are estimated to have built in cameras, with 13% of those having the higher 3.2 Megapixel camera sensors.8 Additionally, technology inside the phone unit itself such as Bluetooth wireless technology and improved software systems and navigation from both handset manufacturers and mobile network operators has made it much easier for consumers to transfer, distribute and/or share their camera phone images. Despite these improvements, the vast majority of the billions of camera phone images (estimated at 97%9) are today still not yet converted to prints, so a behavioural shift here would be significant.

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

In October 2002, we launched our Network with our first large retail chain, Black Photo Corporation (“Black’s”).  Black’s was a wholly owned subsidiary of Fuji Film Canada. Black’s owned and operated 136 photo retail stores across Canada under the Black’s and Astral banners.  As part of our Network, we developed a fully syndicated white branded site at www.blackphotocenter.com, which prints back to a large Canadian wholesaler and is then delivered back to a Black’s location of the customer’s choice for pickup, or is mailed or couriered back to the customer, at the customer’s option.  In September 2004 Black’s began to connect their retail locations to allow for prints ordered through our Network to be directly printed in the retail location selected by their customer for pickup.

During fiscal 2003, we increased our retail photofinishing base to include such companies as Wal-Mart Canada, and Giant Eagle, Inc. in the United States.  During fiscal 2004, we continued to add new photofinishing retailers, including Konica Minolta Photo Imaging USA, and expanded our offering to provide online image printing and picture messaging services to wireless carriers, with the launch of our first wireless carrier, TELUS Mobility.  During fiscal 2005, Wal-Mart Canada began to connect their retail locations to allow for prints order through our Network to be directly printed in the retail location selected by their customer for pickup.  During fiscal 2006 we launched our first large US based retailer, CVS pharmacy.  At January 12, 2009, Wal-Mart Canada had connected all of their 310 retail locations, Black’s had connected all of their 114 retail locations, Costco Canada had connected all of their 77 retail locations and CVS/pharmacy in the United States had connected 5,650 of their approximate 6,481 locations, enabling all directly connected locations to offer a one hour digital printing solution from online ordering.  In June of 2007 we became Fujifilm Canada’s preferred partner for the provision of online digital print services, and further to that partnership launched the PhotoChannel Network on Shoppers Drug Mart and Loblaw Companies Limited in Canada in September of 2007 and March of 2008, respectively.  We are now the dominant provider of online ordering and digital print connectivity for retailers in Canada.  In the United States we won contracts with and launched SAMS Club and Costco in March and June, 2008, respectively.

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

Pixology Kiosk Technology

With the acquisition of Pixology on July 2, 2007, we added kiosk software to our product offering.  Pixology was focused exclusively on the photofinishing market and had developed software and networks that enable equipment manufacturers and retailers of photofinishing services to substitute the analogue film environment with new digital infrastructure.  Pixology’s customers were principally companies located in the United States, Japan and the United Kingdom, and include Costco in the United States.

Pixology had two principal product offerings – in store kiosk technology and an online digital printing solution which is similar to our Network offering.  Pixology’s focus was in the delivery of software for in store Kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery.  Pixology had been providing this service in the retail environment for the past four years.  We have taken over this service and currently provide it to a number of retail customers including Tesco, Jessops and Costco in the United States, Canada and Mexico.  Jessops has given notice of contract cancellation effective August 2009.

Summary of Gross Revenues

During the year ended September 30, 2008, 49% of our revenue was generated from our Network (2007 – 71%; 2006 – 100%) and 51% from our wholly owned subsidiary Pixology (2007 – 29%; 2006 – Nil).  Revenues for each of the three years were, as follows:

	Year Ended September 30,
	2008	2007	2006

PhotoChannel Network	$8,425,160	$5,321,247	$4,075,151

Pixology	8,624,427	2,190,081	-

Total Revenue	$17,049,587	$7,511,328	$4,075,151

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

Our most significant kiosk competitor is Kodak with more kiosks in the marketplace today than any other manufacturer.  We believe that going forward we will have an advantage over Kodak with an integrated online/kiosk solution, at which time our main competitor may become Hewlett Packard, as it too has a kiosk technology similar to ours.  Other kiosk manufacturers are Fuji Film, Lucidiom, WorksMedia and Beaufort.

Photofinishing retailers are our true customers.  Organizations such as Kodak, Fuji, Hewlett Packard and Pixel Magic also compete with our service in varying manners, but all also work with retailers in terms of providing equipment to scan silver halide images to digital, digital print equipment and some provide online storage and web site hosting.   We believe that we can co-exist in many retail environments with +these other industry players without directly competing with them, as our services are independent of the type of digital imaging hardware the retailer prefers to use.  We also believe that we can deliver the secure network component and lab broker system of delivering print orders from outside parties without having to compete on the equipment, hosting and storage business.  Some larger retailers have created internal networks, however, such networks are restricted to that retailer’s stores.

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

C.  Organizational structure

We have five (5) wholly owned subsidiaries, Pixology Limited, Pixology Software Limited and Pixology, Inc. are all active and PhotoChannel Capital Inc. and PhotoChannel Management Inc are inactive.  We acquired Pixology Limited, Pixology Software Limited and Pixology, Inc. in connection with the acquisition of Pixology plc.  All of our U.K. and kiosk operations are operated out of Pixology.  PhotoChannel Capital Inc. was incorporated on January 25, 2000 to undertake the sale and distribution of units of PhotoChannel.Com Limited Partnership and is the sole shareholder of PhotoChannel Management Inc.  PhotoChannel Management Inc. was incorporated on January 25, 2000 and is the general partner of the PhotoChannel.Com Limited Partnership.  The PhotoChannel.Com Limited Partnership is inactive and does not carry on any business.

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

In April, 2004, we exercised our call options with the limited partners thereby acquiring all of the Limited Partnership units. Under the terms of the call option agreements we issued 16,100,000 common shares and 13,650,000 common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one additional common share of us at a price of $0.10 per share up to June 30, 2004. We recorded the redemption of the PhotoChannel LP at the fair value of the common shares and common share purchase warrants (See Note 22 (f) of our consolidated financial statements for the period ended September 30, 2008.  For Canadian GAAP, we recorded the offsetting amount as an increase in our deficit and for US GAAP as goodwill.

D.  Property, plant and equipment

Our executive offices are located at Suites 590 and 450 – 425 Carrall Street, Vancouver, British Columbia, Canada, V6B 6E3.  The premises currently comprise approximately 8,861 square feet in an office building.  The premises are leased from an unaffiliated party expiring July 31, 2009.  The base monthly rent is approximately $9,230.

Our Network equipment is located at two of TELUS Corporation’s co-located hosting facilities, which are located at 73 Laird Drive, East York, Ontario, Canada and 5 – 3777 Kingsway, Burnaby, British Columbia, Canada, V5H 3Z7.  The premises are under contract from an unaffiliated party for a period of sixty and thirty-four month periods, respectively.  The leases expire on November 16, 2012 and September 16, 2010, respectively.  The base monthly rent in Toronto, including prepaid monthly bandwidth usage of 200 Mbps, is approximately $80,286 and in Vancouver, including prepaid monthly bandwidth usage of 100 Mbps, is approximately $19,410.

Our office in which Pixology operates out of are located at 20 Priestly Road, Surrey Research Park, Guildford, Surrey GU2 7YS, UK.  The premises currently comprise approximately 3,332 square feet in an office building.  The premises are leased from an unaffiliated party for a period of 5 years expiring on April 24, 2013.  The base monthly rent is approximately $12,000.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

In this section, we explain our consolidated financial condition and results of operations for each of the years ended September 30, 2008, 2007 and 2006.  As readers read this section, they may find it helpful to refer to our consolidated financial statements at the end of this annual report and the information contained in the section entitled “Selected Financial Data” in Item 3 of Part I of this annual report.

Our consolidated financial statements were prepared in accordance with Canadian GAAP.  See Note 22 to the consolidated financial statements for the year ended September 30, 2008 for a discussion of material measurement differences between Canadian and US GAAP, as it relates to us.

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

Intangible assets with finite useful lives include acquired software and customer relationships and are amortized over their estimated useful lives of three years.

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

We recognize asset retirement obligations with respect to the restoration of leased office premises in the United Kingdom at the end of the lease term to their original condition. We estimate fair value by determining the current market cost required to settle the asset retirement obligation, adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in general and administrative expenses. We review asset retirement obligations on a periodic basis and adjust the liability as necessary to reflect changes in the estimated future cash flows and timing underlying the fair value measurement.

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

As a result of adoption, the Company applied the recommendations with retroactive application and recorded and recognized a compensation expense of $1,511,504, $799,750 and $215,084 for stock options issued to employees for the years ended September 30, 2008, 2007 and 2006, respectively.

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

We installed our first retail member to the Network in May 2001.  Our new technology, at this point, was completed and stable.  Significant feature additions were added over the next few months and today our technology allows us to build completely customized retailer branded web sites within days and connect them to our lab server environment in the retail store.  The photo retailer now has full administrative control over their customer’s orders and accounts.  Our lab server software now connects to any retailer using any one of six of the most popular digital printing and/or scanning devices on the market today.  These include such established brands as the Fuji Frontier digital minilab(s), Noritsu digital minilab(s), Agfa D-lab digital minilab and the Konica digital minilab(s).  Our technology is open and scalable, providing a vast market within which to sell our products and services.

During the remainder of 2001 and during 2002, we worked on automating all of our processes and procedures in order to reduce future costs.  We built an online knowledge database, which significantly reduces the costs of service and support, along with automating sign-up and installation processes connecting retail stores to our Network.

During 2003 and 2004, we deployed our services to photofinishing retailers.  With these deployments, increased volumes and changes in the industry, during 2005 we embarked on the architecture, development and deployment of a new Network platform, which we launched during 2005.  Our new platform now allows us to deliver all orders received to the selected retailers’ or wholesalers’ digital minilabs within one hour of receipt, as well as enhancing our platform to permit easier, more cost effective launching of new retailer sites. During 2005 to date, we added a number of retailers to our new Network platform, including Wal-Mart, Costco and Loblaw in Canada and CVS/pharmacy, Costco and SAMS Club in the United States.

During 2007, we acquired Pixology and added a kiosk software to our product offering.  Pixology is focused exclusively on the photofinishing market and had developed software and networks that enable equipment manufacturers and retailers of photofinishing services to substitute the analogue film environment with new digital infrastructure.  Pixology’s customers were principally companies located in the United States, Japan and the United Kingdom, and include Costco in the United States, Canada and Mexico and Tesco, Boots, Asda and Jessop’s in the United Kingdom.  In 2008 Boots commenced using a new photo online provider and Jessops provided us with notice that they would not be renewing our contract for kiosk software which expires in August 2009.

Pixology had two principal product offerings – in store kiosk technology and an online digital printing solution which is similar to our Network offering.  Pixology’s focus was in the delivery of software for in store Kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery.  Pixology had been providing this service in the retail environment for the past four years.  We have taken over this service and currently provide it to a number of retail customers including Tesco, Jessops and Costco in the United States, Canada and Mexico.

Years Ended September 30, 2008 and September 30, 2007

Revenue

Revenue for fiscal 2008 is 127% greater than fiscal 2007, due to a combination of the acquisition of Pixology during the fourth quarter of 2007, the addition of large new retailers during the year and the organic growth of PhotoChannel’s existing operations over the past twelve months.

Excluding results generated through the acquisition of Pixology, revenues of the PhotoChannel operations increased 58% compared to 2007.  This increase was primarily attributable to two factors:  organic growth in usage of the Network from customers of our photo-finishing retailers; and the addition of a number of new retail customers during the latter part of the year.  We believe that organic growth will continue to grow as the Internet is increasingly adopted by consumers as a means to print images and gifting products.  Based upon our past experience, we have traditionally seen an ongoing increase in the use of our service as in-store printing is adopted.

Transaction fees increased 141% compared to 2007 and represented 68% of total revenue for fiscal 2008 compared to 64% in fiscal 2007.  This increase in overall transactional revenue has been achieved despite seeing an increase of 189% year on year in installation fees which arose primarily as a result of Pixology charging annual license fees rather than fees based on the level of transactions undertaken. The Company continues to pursue its long-term goal of moving towards a transactional-based revenue model and the results in 2008 demonstrate the success being achieved in this area.

Excluding the results of Pixology for the year, transaction fees represent 78% of the total revenue of the operations that were in existence prior to the acquisition and represent the single largest source of revenue for the Company.

Professional fees were up $68,735 or 17% compared to 2007, as we provided more email marketing assistance to our retailer base.  We have seen that email marketing by our retail partners leads to increases in the number of orders placed by their customers and a related increase in transactional fees to us.  We expect to continue assisting our customers in the future as requested, in order to drive additional orders through our Network.

Revenue from installation fees increased 189% compared to 2007, primarily as a result of revenue earned through Pixology relating to licence fees charged to customers.  These license fees are an annual fee for the use of software and are recognized into revenue over the period to which access to services are provided.  Installation fees in PhotoChannel were $192,900 lower in fiscal 2008 compared to fiscal 2007.  This is a direct result of the majority of its customers having previously connected their stores to the PhotoChannel Network.  In previous years, installation revenues have primarily consisted of lab system installations in our retail partner locations to enable one-hour printing, but also include a nominal monthly charge for licensing fees.  Many of our new retail partners are electing to install or have already installed their own lab systems.  We expect this trend will continue, leading to reduction of our revenues related directly to lab system installations.

Storage fees of $210,901 were earned during 2008, compared to $60,010 in 2007.   This increase was the result of certain customers reaching pre-determined thresholds, after which we charge a monthly storage fee.  Our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue growth in this area could be curtailed should any of our customers stop providing unlimited free storage.

Operating Expenses and Net Loss

We recorded a loss from operations for the year ended September 30, 2008 of $8,276,760, representing an increase of $3,529,272 or 74% compared to the same period last year.  The increased loss during 2008 includes an amount of $3,214,908 representing a full year of amortization of intangible assets acquired at the time of the Pixology acquisition, compared to $574,173 recognized during 2007. Excluding this expense, the loss from operations increased by $888,602, or 19% primarily as a result of increased salary and non-cash stock-based compensation expenses as additional staff were recruited to allow the Company to develop sites for its new retail customers.  The costs associated with these new staff are incurred well in advance of revenues from the new customer sites.

A comparison of operating results and non-operating events for the two years ended September 30th are set out in the table below.

Description	2008	2007
Loss from operations	$(8,276,760)	$(4,747,488)
Other items	(462,053)	(1,324,748)
Net loss under Canadian GAAP for the year	$(8,717,026)	$(6,072,236)
Change in fair value of embedded foreign currency derivative related to warrants	4,671,206	268,089
Net loss under US GAAP for the year	$(4,045,820)	$(5,804,147)
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(346,964)	(809,569)
Comprehensive loss for the year	$(4,392,784)	$(6,613,716)

Expenses increased by 107% to $25,326,347 compared to 2007.  Expenses for 2008 represented a full year of costs associated with Pixology, where fiscal 2007 only included three months, from the date of acquisition to our year end of September 30th.  39% of costs in fiscal 2008 were incurred by Pixology, with the remaining 61% incurred by PhotoChannel.

There are a number of factors which have resulted in this significant increase in expenditures year-on-year; including the acquisition of Pixology and the related ongoing cost of those operations which are now included in our results, the increase in amortization experienced as a result of the acquisition through the recognition of intangible assets on our balance sheet, along with additional hardware associated with our new data centre and our success during the year in securing a number of new contracts which resulted in an increase in employee costs, prior to the recognition of associated revenues from these contracts.

Pixology often contracts with the gifting fulfillers and takes responsibility for ensuring that orders made through the online photo sites of retailer customers are completed.  As a result of this, Pixology recognizes the gross amount of sales made to the end consumer in these instances, together with the associated cost of goods sold.  This cost of goods sold is recorded within network delivery costs and amounted to $3,761,946 for fiscal 2008.

PhotoChannel’s operations are fulfilled by the retailer resulting in only the transaction fee earned by the Company being recorded in the financial statements as revenue.

Development expenses increased $2,736,180 or 65% year on year. $861,348 or 32% of this increase related to costs incurred by Pixology as a result of fiscal 2008 including a full year of costs compared to fiscal 2007 which included only one quarter post acquisition.  The remaining $1,874,832 of increased costs were incurred by operations in Canada, with $1,664,208 due to increased salary and consulting costs incurred as a result of the Company working to develop customized online photo solutions for our new customers, including Sam’s Club USA, Costco USA, Loblaws, Kodak Australia and Kodak China as well as continuing to provide ongoing support and development services to our existing client base.  The completion of these projects during 2008 will result in the Company earning additional revenue in future periods, relating to the costs that have been incurred up front.  As well, additional non-cash stock-based compensation expense of $162,462 was also incurred year on year.

General and administration expenses increased $1,403,723 or 44% year on year.  $238,691 of this increase related to costs incurred by Pixology, with the remaining $1,165,032 increase being incurred in Canada.  Costs incurred year on year by Pixology are primarily as a result of fiscal 2008 including a full year of costs while fiscal 2007 only included 3 months of costs.  Steps have been taken since the acquisition of Pixology to drastically reduce the overheads incurred at our United Kingdom operations with very successful results.  The year on year increase in costs in Canada was as a result of a small increase in headcount, an increase of non-cash stock-based compensation expense of $337,000, increased audit and Sarbanes-Oxley compliance costs of $334,000 and small increases in travel expenditures and office related costs.

Network delivery costs increased $4,886,351 or 194% during fiscal 2008, although $3,366,514 or 69% of this increase can be attributed to Pixology.  The remaining $1,519,837 of increased costs, which were incurred by PhotoChannel, are primarily as a result of an increase in customer service salaries and temporary contractors of $801,000 as staff numbers were increased to service newly signed customers and the Company’s growing customer base;  an increase of $30,000 in non-cash stock-based compensation expense; an increase of $770,000 in data storage and hosting costs resulting from the establishment of a second Canadian datacenter in Toronto in January 2008 together with the expansion of the Company’s Vancouver datacenter and an increase in the cost of running e-mail marketing campaigns on behalf of a number of our customers of $113,000.  These increased costs were offset by a reduction in the lab installation costs which fell in line with the reduction experienced in Canadian installation revenue during the year.

Sales and marketing expenses remained at the same levels year on year at $1,140,000.  An increase of $65,000 was incurred by Pixology through the inclusion of United Kingdom specific marketing efforts, while costs in Canada were reduced by $60,000 as a result of decreased salary and consulting costs.

Amortization increased by 330% year on year to $5,259,053.  This year on year increase is as a result of the amortization of intangible assets acquired when the Company purchased Pixology, amortization incurred on assets owned by Pixology and an increase seen as a result of the large capital investment undertaken during the second and third quarters of the year establishing a second Canadian datacenter in Toronto.

During the year ended September 30, 2008, the Company recognized a foreign exchange gain of $461,041, primarily as a result of an increase in the value of the United States dollar compared to the Canadian dollar and an increase in the value of the Canadian dollar compared to the British Pound. This gain arose upon the retranslation of United States dollar accounts receivable balances and British Pound denominated loans payable.

During the year ended September 30, 2008, the Company recorded an impairment charge against the carrying value of goodwill related to Pixology. This impairment arose as a result of: planned development synergies not materializing to the extent assumed at the time of the acquisition; cost reductions implemented subsequent to acquisition resulting in the operations reaching a break-even position, but being insufficient to result in the company being able to sustain profitable operations on a recurring basis; and the loss, subsequent to acquisition of a number of retail customers.

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

Operating Expenses and Net Loss

We recorded a loss from operation for the year ended September 30, 2007 of $4,763,761, representing an increase of $2,128,845 or 81% compared to the same period last year.  The increase in loss during 2007 was primarily the result of our acquisition of Pixology on July 2, 2007, which contributed $2,231,013 or 47% of this loss.  Excluding Pixology our loss from operations increased in fiscal 2007 compared to fiscal 2006 due to increases in software development, general and administrative and amortization, but were partially offset by an increase in revenues and reductions in network delivery and sales and marketing.

A comparison of operating results and non-operating events for the two years ended September 30th are set out in the table below.

Description	2007		2006
Loss from operations		$(4,747,488)		$(2,634,916)
Other items		(1,324,748)		2,615
Net loss under Canadian GAAP for the year		$(6,072,236)	$	(2,632,301)
Change in fair value of embedded foreign currency derivative related to warrants		268,089		-
Net loss under US GAAP for the year		$(5,804,147)		$(2,632,301)
Unrealized foreign exchange loss on translation of self-sustaining foreign operations		(809,569)		-
Comprehensive loss for the year	$	(6,613,716)	$	(2,632,301)

Expenses increased by 83% to $12,275,089 compared to 2006.  Of this increase $4,484,000 or 81% of the year on year increase was due to the expenses of Pixology being included in the consolidated results of the Company from the date of acquisition on July 2, 2007.  Within this amount there were administrative costs of approximately $916,105 associated with integration of the new subsidiary.  The remaining increase of $1,081,022 was primarily due to an increase in software development and general and administrative expenses, offset by a reduction in network delivery and sales and marketing costs.

Software development expenses, excluding those incurred by Pixology increased by $665,956 or 29% compared to 2006.  This increase was primarily due to an increase in staffing and consultants used to develop and enhance our product offering and a stock-based compensation expense resulting from the distribution of stock options, as an incentive to the development team.  This expense also includes new costs, including travel, which are the result of the acquisition of Pixology. Costs directly related to the Pixology operation during this period amounted to $1,212,297.  We believe that our networked online platform enables us to offer one of the most comprehensive solutions in the marketplace today for one hour in-store printing and gifting.  Our software development expenses, including customer specific software development, help ensure that we maintain this market advantage.

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

Operating Expenses and Net Loss

We recorded a loss for the year ended September 30, 2006 of $2,632,301 ($0.01 per share). This represents a decrease of $515,666 or 16.4% as compared to the loss attributed to common shareholders of $3,147,967 ($0.02 per share) for the year ended September 30, 2005.  The decrease in loss during 2006 was primarily the result of our increased revenues and was partially offset by increases in software development, Network delivery and sales and marketing costs during fiscal 2006.  A comparison of operating results and non-operating events for the two years ended September 30th are set out in the table below.

Description	2006		2005
Loss from operations	$	(2,634,916)	$	(3,163,950)
Other items		2,615		15,983
Net loss and comprehensive loss for the year attributed to common shareholders	$	(2,632,301)	$	(3,147,967)

In fiscal 2006, expenses increased by $1,429,614 to $6,710,067 (2005 – $5,280,453) or 27.1% over 2005 expenses, primarily due to an increase in Network delivery, software development and sales and marketing costs of 100.4%, 41.8% and 6.1%, respectively.  Salaries, consulting, and customer service expenses across the whole company increased $445,519 to $3,761,887 (2005 – $3,316,368), a 13.4% increase over the year before.

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

In fiscal 2006, software development costs increased $678,315 to $2,299,859 (2005 –$1,621,544), a 41.8% increase over fiscal 2005.  This increase is primarily due to the addition of staffing and consultants required to design, build and deploy a new infrastructure platform, while continuing to meet the demands of new and existing customers on our old infrastructure platform.  The new platform allows our customers the ability to offer one hour online digital photofinishing to their consumers and us the ability to more cost effectively and rapidly deploy new retailer sites. Salaries and customer service in this area increased $564,876 to $2,088,592 (2005 - $1,523,716), a 37.1% increase over the same period in 2005.

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

B.  Liquidity and Capital Resources

As at September 30, 2008, we had a working capital deficiency of $2,477,914 compared to working capital of $4,117,841 at September 30, 2007 and working capital of $2,088,763 at September 30, 2006.  As a growing company, we continue to rely upon the sale of equity capital to maintain our operations and may continue to do so until we manage to reach a constant state of being cash flow positive.

At September 30, 2008, we had a short-term loan facility of $969,886 and a capital lease obligation of $865,947 which is due for repayment over the next two fiscal years. We currently settle our financial obligations out of cash and cash equivalents, however, the ability to do this relies on us collecting our accounts receivable in a timely manner and maintaining sufficient cash on hand.

For the year ended September 30, 2008, we raised a total of $205,017 from the issuance of our common shares on exercise of common share purchase options.

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

We currently generate monthly revenues of approximately $1,800,000, of which $1,700,000 relates to recurring revenues from our Network and kiosk installations and we have monthly recurring cash expenditures of approximately $1,300,000.  We believe that our current cash on hand and continued recurring revenues will be sufficient to support our operating expenditures for fiscal 2009, without any revenue growth based on our current projected revenues and expenditures.  We may access the equity or equity markets for additional funding depending on actual sales and resulting cash flow during this period.

C.  Software development, patents and licenses, etc.

During the fiscal year ended September 30, 2008, we expended $4,840,647 (2007 - $2,965,815; 2006 – $2,299,859) on software development related to our Network and $2,073,644 (2007 - $1,212,297; 2006 – N/A) related to Pixology’s kiosk and online solution.

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

23 InfoTrends – 2005 Report
24 PMA Marketing Research:  Photo Industry 2006 Review and Forecast / NPD Techworld
25 All figures here taken from PMAI / PMA Marketing Research: Photo Industry 2006

In 2003, 56 Billion digital photo exposures were taken worldwide, with growth to 144 Billion in 2005 and an estimated 312 Billion by 2008. 26 The number of captured digital images in the USA (not including camera phones) has grown from 7.8 Billion in 2003, 12.9 Billion in 2004, 17.1 Billion in 2005, and an estimated 21.7 Billion in 2006. At the same time, the number of digital prints made by all methods has grown from 1.5 Billion (19.2% of total captured) in 2003, 3.1 Billion (24% of total) in 2004, 4.5 Billion (26.3% of total) in 2005, and an estimated 6.4 Billion (29.4% of total) in 2006. Film and digital cameras combined produced 14% fewer prints between 2000 and 2005 including retail, online, and home alternatives. Including prints made at home, the total value of printing was higher at $6.81 Billion in 2005 than the $6.23 Billion in 2000. 27

The growth of printing at retail has recently outpaced home printing, and is expected to continue to do so in the next couple of years, for a variety of reasons. This is reflected in relative home and retail printing volumes, and for the first time since the introduction of digital cameras in the US, retail and online entities were the top destinations for digital printing in 2005.  It was forecasted that for 2008, of the digital photo exposures that get printed worldwide, 56 Billion or 43% will be printed by retailers. Translated into photofinishing revenue, it is predicted that digital photofinishing at retail, from both store location drop-off and online orders, will be a $6.2 Billion industry in 2008.

We continue to see a significant organic increase in the usage from our existing customers’ connected to our Network.

We continue to integrate Pixology into our operations.  We expect to incur additional costs related to the integration of Pixology during fiscal 2009.  While we cannot predict the total costs of such integration with accuracy at this time, these costs may be significant to us.

Data Sources: PMAI / PMA, InfoTrends, Hewlett Packard (HP)

E.  Off-Balance Sheet Arrangements

Not Applicable

F.  Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	Nil	N/A	N/A	N/A	N/A
Capital (Finance) Lease	$865,947	$490,072	$375,875	N/A	N/A
Operating Lease	5,942,565	1,684,859	3,906,895	$350,811	N/A
Purchase of Equipment	1,487,260	1,487,260	N/A	N/A	N/A
Short-term debt obligation	969,886	969,886	N/A	N/A	N/A
Asset retirement obligations	35,512	Nil	Nil	35,512	N/A
Other Long-Term Liabilities	Nil	N/A	N/A	N/A	N/A

Total	$9,301,170	$4,632,077	$4,282,770	$386,323	N/A

26 Hewlett Packard (HP) as from your previous writing
27 PMA Marketing Research:  Photo Industry 2006 Review and Forecast

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The names, residences, ages, positions with us, principal occupations within the last five years and beneficial ownership of our securities of each of our directors and executive officers as at January 12, 2009 are as follows.  All Directors serve until the next Annual General Meeting of our Shareholders.

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)(5)	Percentage of Outstanding Shares(6)

Peter Fitzgerald (1)(2) (3) Herts, United Kingdom Director (July 31, 2001 - present)	61	March 3, 2005 – September 30, 2008: President & CEO of the Company February 3, 2003 – Present: Chairman of the Company	1,752,340 Common Shares(7)	5.2%

Peter Scarth (1)(2) (3) West Vancouver, BC, Canada Director (Oct 10, 2000 to present)	63	August 1, 2002 – October 4, 2004: President & CEO of the Company March 2001– February 3, 2004: Chairman of the Company; and March 2001 – June 10, 2002: Chief Executive Officer of the Company.	1,234,041 Common Shares(8)	3.7%

Cory Kent (2)(3) Vancouver, BC, Canada Director (March 10, 1999 – Present)	39	February 2003 to Present: Lawyer at Lang Michener LLP July 26, 2002 – March 13, 2003 Corporate Secretary of the Company; and 1996 to February 2003: Lawyer at Anfield Sujir Kennedy & Durno	208,167 Common Shares(9)	*

Thomas Nielsen (1) (2) (3) Seattle, WA, USA Director (June 23, 2005 – present)	38	October 2004 – Present: Director of Engineering, Adobe Systems; and October 1999 – August 2004: Product Unit Manager, Microsoft Corporation.	175,167 Common Shares(10)	*

Scott Brownstein Florida, USA Director (September 15, 2008 to present)	59	Present – Businessman Brownstein & McCabe Associates; December 2000 to May 2006 – FujiFilm eSystems SVP & CTO	50,000(11)	*

Robert Chisholm Vancouver, BC, Canada	46	Nov. 2001 - Present: Chief Financial Officer of the Company; and 1999 – 2001: COO & CFO SCS Solars Computing Systems Inc.	362,500 Common Shares(12)	*

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)(5)	Percentage of Outstanding Shares(6)

Kyle Hall Vancouver, BC, Canada	43
October 1, 2008 to Present:  Chief Executive Officer ;March 13, 2003 – October 4, 2004:  Corporate Secretary of the Company;
June 5, 2002 to September 30, 2008: Executive Vice President, Business Development of the Company;
March 9, 2001 – July 5, 2002:  Director  of the Company;
March 9, 2001 – June 5, 2002:  President & C00 of the Company; and
September 15, 2000 – March 9, 2001: Vice-President, Sales & Business Development of the Company’s US subsidiary.
			337,500 Common Shares(13)	*

Aaron Rallo Vancouver, BC, Canada	36
October 1, 2008 to Present:  President; November 2004 – September 30, 2008:  Chief Technology Officer of the Company;
March 2003 to May 2004:  Senior Program Manager of Digital Imaging Devices for Microsoft Corporation;
November 1999 to February 2003:  Vice President of Product Development and Operations for Fuji Film E-systems.
			356,647 Common Shares(14)	*

Patricia Spice Vancouver, BC, Canada	61	December 1995 – Present: Executive Assistant, PhotoChannel Networks Inc. December 1, 1995 to July 6, 2002 and October 4, 2004 to present: Corporate Secretary of the Company	98,250 Common Shares(15)	*

Chris Tivel Vancouver, BC, Canada	38
August 2007 – Present: VP Product Development, PhotoChannel Networks Inc.; January 2005 to August 2007: Senior Architect, PhotoChannel Networks Inc; August 1998 to December 2004: Senior Architect, Fuji Film USA.
			191,500 Common Shares(16)	*

Susan Page New Jersey, USA	38	July 2007 to Present – VP US Sales of the Company; June 2005 – July 2007 – Pixology Inc. – VP US Sales; May 2001 – June 2005 – Pixology Software Ltd. – UK Sales Manager	16,66717)	*

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)(5)	Percentage of Outstanding Shares(6)

Karl Oertel Surrey, UK	41	July 2007 to Present – VP UK Operations of the Company; August 2006 – July 2007 – Pixology Ltd. VP UK Operations; July 1997 – August 2006 – ITEBA Ltd. – Operations Manager	30,000(18)	*

Simon Bodymore North Vancouver, BC	33	December 17 to Present – VP of Finance of the Company; January 2008 to December 16 – Director of Finance of the Company; November 2000 to December 2007 – Senior Manager of PricewaterhouseCoopers LLP	50,000(19)	*

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance Committee.

(4)
Information regarding shares beneficially owned or controlled is as of December 31, 2008 and has been furnished by the respective individuals.  As such, we assume no responsibility for its accuracy or completeness.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. We believe that the beneficial owners of shares of our common shares listed above, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(5)
On November 2, 2006, we implemented a consolidation of our common shares on a one-new-common-share-for-10-old-common-shares basis.  The number of shares disclosed as being beneficially owned or controlled by the named persons are shown on a post-consolidation basis.

(6)	Based on 33,493,182 common shares issued and outstanding as of December 31, 2008.

(7)	Includes 136,667 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(8)	Includes 201,667 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(9)	Includes 201,667 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(10)	Consists of 171,667 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(11)	Consists of 8,333 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(12)	Consists of 200,000 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(13)	Includes 225,000 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(14)	Includes 353,000 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(15)	Includes 73,333 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(16)	Includes 185,000 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(17)	Includes 16,667 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(18)	Includes 30,000 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(19)	Includes 33,333 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

*	Denotes beneficial ownership of less than 1% of the issued and outstanding common shares of our Company.

B.  Compensation

During the fiscal year ended September 30, 2008, the aggregate amount of compensation paid by us and our subsidiaries to all directors and officers as a group for services in all capacities was $1,099,788.  Of such amount, $nil was paid or accrued under a described bonus and profit sharing plans.

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

During the fiscal year ended September 30, 2008, neither us nor our subsidiaries set aside or accrued any amount to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by us or our subsidiaries.  The term “plan” includes all plans, contracts, authorizations or arrangements, whether or not set forth in any formal document.

The following table sets out all compensation paid to our Chief Executive Officer and our four most highly compensated executive officers other than the Chief Executive Officer during the fiscal periods indicated.

		Annual Compensation			Long Term Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Common Shares Under- Lying Options Granted (Number)
Kyle Hall (1) CEO	2008 2007 2006	189,583 168,750 150,000	25,000 25,000 50,000	Nil Nil Nil	75,000 75,000 75,000
Peter Fitzgerald Executive Chairman	2008 2007 2006	144,620 159,681 164,039	Nil Nil Nil	Nil Nil Nil	100,000 35,000 35,000
Robert Chisholm CFO	2008 2007 2006	200,000 175,000 150,000	25,000 50,000 50,000	Nil Nil Nil	75,000 75,000 75,000
Aaron Rallo President(2)	2008 2007 2006	201,277 181,250 164,583	25,000 50,000 50,000	Nil Nil Nil	75,000 75,000 75,000
Chris Tivel VP, Product Development (3)	2008 2007 2006	145,500 135,000 127,313	29,100 26,700 24,000	Nil Nil Nil	75,000 50,000 35,000

(1)
On March 9, 2001, Kyle Hall, formerly VP Sales and Business Development for our US subsidiary, PhotoChannel, Inc., became our President and Chief Operating Officer, as well as a director.  On June 5, 2002, Mr. Hall resigned as a director and as President and Chief Operating Officer and assumed the role of Executive Vice President of Business Development.  On March 13, 2003, Mr. Hall assumed the role of Corporate Secretary, a position he held until October 4, 2004.  On October 1, 2008, Mr. Hall assumed the role of Chief Executive Officer.

(2)
On November 8, 2004, Aaron Rallo was appointed Chief Technical Officer.  On July 2, 2007, Mr. Rallo also assumed the role of Chief Operating Officer and on October 1, 2008 Mr. Rallo assumed the role of President.

(3)	On August 16, 2007, Chris Tivel, formerly Senior Architect for us became VP of Product Development.

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

The Audit Committee consists of three directors.  This committee is responsible for all relationships between our independent external auditor, including the approval of all work and related fees and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor.  This Committee also oversees and establishes procedures concerning our systems of internal accounting and auditing controls.  This committee consists of Peter Scarth (Chairman), Peter Fitzgerald and Thomas Nielsen.

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

D.  Employees

We currently have one hundred and ten (110) permanent full-time employees, one (1) permanent part-time employees and ten (6) consultants we retain for regular engagements.  None of our staff are unionized.

We currently have the following staffing in our Vancouver office:

Executive Officers	5
Operations	25
Finance/Administration	6, includes 2 executive officers.
Technology and Applications	50, includes 2 executive officers.
Sales, and Business Development	2, includes 1 executive officer.

We currently have the following staffing in our Guildford, UK office:

Executive Officers	2
Operations	5
Finance/Administration	5
Technology and Applications	17, includes 1 executive officers.
Sales, and Business Development	2

We currently have the following staffing in our New Jersey office:

Sales, and Business Development	1, includes 1 executive officers.
Technology and Applications	1

E.  Share Ownership

As disclosed in Item 6.A, each of our current directors and executive officers has reported to us the number of common shares he or she beneficially owned in our Company as of December 31, 2008.  To determine beneficial ownership for these purposes, each director or executive officer is deemed to be the beneficial owner of securities over which he or she exercises voting or investment power; and of securities that he or she has the right to acquire within sixty days, pursuant to such events as the exercise of a stock option, warrant or right, or through the conversion of a security, or through the power to revoke a trust or the automatic termination of a trust.  Based on the information provided by our directors and executive officers, they as a group beneficially owned a total of 4,762,779 common shares (including an aggregate of 1,794,668 common shares that are reserved for issuance pursuant to stock options that are all exercisable within sixty days).

As of January 12, 2009, options to purchase an aggregate of 2,770,928 common shares had been granted and were outstanding, as follows:

Number of Common Shares	Exercise Price Per Common Share	Expiration Date
60,000	$1.50	August 29, 2010
250,000	$1.50	September 9, 2010
311,376	$1.25	March 5, 2011
712,993	$2.32	December 11, 2011
1,432,559	$3.35	March 11, 2013
4,000	$3.65	April 14, 2013

As of January 12, 2009, a total of 2,021,500 common shares were subject to options held by our directors and executive officers as a group.  The following table sets forth particulars of the options held by each of our directors and executive officers:

Name	Grant Date	Exercise Price	Expiration Date	Total Number of Options
Peter Fitzgerald	March 5, 2006	$1.25	March 5, 2011	35,000
Director, President, Chairman	December 11, 2006	$2.32	December 11, 2011	35,000
	March 11, 2008	$3.35	March 11, 2013	100,000	(1)
Peter Scarth	March 5, 2006	$1.25	March 5, 2011	35,000
Director	December 11, 2006	$2.32	December 11, 2011	100,000
	March 11, 2008	$3.35	March 11, 2013	100,000	(1)
Cory Kent	March 5, 2006	$1.25	March 5, 2011	35,000
Director	December 11, 2006	$2.32	December 11, 2011	100,000
	March 11, 2008	$3.35	March 11, 2013	100,000	(1)
Thomas Nielsen	August 29, 2005	$1.50	August 29, 2010	35,000
Director	March 5, 2006	$1.25	March 5, 2011	35,000
	December 11, 2006	$2.32	December 11, 2011	35,000
	March 11, 2008	$3.35	March 11, 2013	100,000	(1)
Robert Chisholm	March 5, 2006	$1.25	March 5, 2011	50,000
Chief Financial Officer	December 11, 2006	$2.32	December 11, 2011	75,000
	March 11, 2008	$3.35	March 11, 2013	75,000	(1)
Kyle Hall	August 29, 2005	$1.50	August 29, 2010	25,000
Chief Executive Officer	March 5, 2006	$1.25	March 5, 2011	50,000
	December 11, 2006	$2.32	December 11, 2011	75,000
	March 11, 2008	$3.35	March 11, 2013	75,000	(1)
Aaron Rallo	September 9, 2005	$1.50	September 9, 2010	200,000
President	March 5, 2006	$1.25	March 5, 2011	3,000
	December 11, 2006	$2.32	December 11, 2011	75,000
	March 11, 2008	$3.35	March 11, 2013	75,000	(1)
Patricia Spice	March 5, 2006	$1.25	March 5, 2011	15,000
Corporate Secretary	December 11, 2006	$2.32	December 11, 2011	25,000
	March 11, 2008	$3.35	March 11, 2013	50,000	(1)
Chris Tivel	September 5, 2005	$1.50	September 5, 2010	50,000
VP Product Development	March 5, 2006	$1.25	March 5, 2011	13,500
	December 11, 2006	$2.32	December 11, 2011	50,000
	March 11, 2008	$3.35	March 11, 2013	75,000	(1)
Susan Page	March 11, 2008	$3.35	March 11, 2013	25,000	(1)
VP US Sales
Karl Oertel VP UK Operations	March 11, 2008	$3.35	March 11, 2013	45,000	(1)
Simon Bodymore VP of Finance	March 11, 2008	$3.35	March 11, 2013	50,000	(1)

(1)	These options vest over eighteen (18) months and will be fully vested on August 11, 2009.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

To the knowledge of our directors and senior officers, as of January 12, 2009, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over 5% or more of our outstanding common shares, except as noted below. Our directors and officers, as a group, control us by reason of their positions with us and their ownership of common shares and common share options.  As a group, they beneficially own, directly or indirectly, 4,762,779 common shares, representing about 14.2% of our presently issued and outstanding common shares (including an aggregate of 1,794,668 common shares that are reserved for issuance pursuant to stock options that are all exercisable within sixty days).

Pursuant to the policies of the TSX Venture Exchange, where an issuance of securities may result in the creation of a new control person of an issuer (which is a person holding greater than 20% of the outstanding securities of an issuer is deemed to be), the issuance must be approved by the disinterested shareholders of the company.  To the knowledge of our directors and senior officers, as of December 31, 2008 no person or corporation owned or had the intent of acquiring 20%or greater of our securities.

Peter Fitzgerald is our Chairman and is a significant shareholder and investor in us.  Currently, Mr. Fitzgerald owns 1,615,673 of our common shares or 4.8% of our outstanding common shares.  Mr. Fitzgerald also holds 136,667 common share options that are all exercisable within sixty days and if he were to exercise all of these options and assuming no other common shares of us are issued prior to such exercise, Mr. Fitzgerald could own 1,752,340 of our common shares, representing 5.0% of our then outstanding securities, as of January 12, 2009.

As of December 31, 2008, our shareholders’ register listed approximately 81 registered shareholders holding an aggregate of 33,493,182 common shares.  A total of 35 of these registered shareholders were shown to be residents of Canada, owning 26,238,112 shares representing 78.4% of our issued and outstanding common shares.   A total of 35 of these registered shareholders were shown to be residents of the United States, owning 7,145,990 shares representing 21.4% of our issued and outstanding common shares.

B.  Related Party Transactions

None of our directors or executive officers, or any associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect us, other than as disclosed herein.

For the fiscal year ended September 30, 2008, wages and consulting fees of $1,099,788 were paid to our directors and officers and consulting fees were paid to companies controlled by directors and officers of us of approximately $70,685.  Accounts payable and accrued liabilities at September 30, 2008 included $9,844 related to these services.  The wages and fees were paid as part of the annual compensation as disclosed in Item 6.B.

During the year ended September 30, 2008, the Company advanced loans to officers of the Company in the amount of $68,000 with interest payable at a rate of 7% per annum. Included in accounts receivable at September 30, 2008 is $18,014, comprising an amount of $17,000 representing a portion of the principal which remains outstanding and $1,014 representing interest accrued on that principal. This amount falls due for repayment within one year from the date of issue.  At September 30, 2007, an amount of $48,615 was due from an officer of the Company.  This amount was repaid in full on October 25, 2007.  During the year ended September 30, 2008, interest income of $3,931 was earned on these loan balances.

During the fiscal year ended September 30, 2008, we incurred legal fees of $134,480 for services provided by a law firm which a director of us is a partner.  Included in accounts payable and accrued liabilities as at September 30, 2008 is $23,217 related to these services.

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

Legal Proceedings.

As of January 12, 2009, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities.  We may become involved in claims litigation arising in the ordinary course of business. In the opinion of management, the outcome of such claims litigation, if decided adversely, could have an effect on the operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters would not materially affect our consolidated financial position.

B.  Significant Changes

Since the date of the audited consolidated financial statements, there have been no significant changes other than as detailed, if applicable, in Liquidity and Capital Resources in Item 5.B and in Business Overview in Item 4.B.

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

		Sales Prices (CAN$)
		High	Low
Common Shares
Annual Data	2008	$4.50	$1.90
	2007	5.77	2.31
	2006	3.75	0.95
	2005	1.90	0.70
	2004	3.90	1.15

Quarterly data	2008
	December 31, 2008	$2.33	$1.00
	September 30, 2008	3.63	1.90
	June 30, 2008	4.15	3.45
	March 31, 2008	3.95	2.91

	2007
	December 31, 2007	$4.50	$2.92
	September 30, 2007	3.95	2.65
	June 30, 2007	4.98	3.00
	March 31, 2007	5.77	2.31

Monthly Data	December 2008	$1.68	$1.00
	November 2008	2.32	1.01
	October 2008	2.33	1.61
	September 2008	3.50	1.90
	August 2008	3.62	3.25
	July 2008	3.63	3.16

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

		Sales Prices (US$)
		High	Low
Common Shares
Annual Data	2008	$4.65	$1.84
	2007	4.88	2.52
	2006	3.29	0.63
	2005	1.70	0.50
	2004	2.80	0.80

Quarterly data	2008
	December 31, 2008	$2.05	$0.85
	September 30, 2008	3.65	1.84
	June 30, 2008	4.20	3.30
	March 31, 2008	4.00	2.88

	2007
	December 31, 2007	$4.65	$3.57
	September 30, 2007	3.80	2.52
	June 30, 2007	4.50	2.81
	March 31, 2007	4.88	2.91

Monthly Data	December 2008	$1.28	$0.85
	November 2008	2.00	0.85
	October 2008	2.05	1.25
	September 2008	3.37	1.84
	August 2008	3.40	3.07
	July 2008	3.65	3.13

Our common share register indicates that 35 of our registered shareholders are residents of the United States, owning 7,145,990 shares representing 21.4% of our issued and outstanding common shares.  We have no information and express no opinion regarding the identities, addresses or holdings of the beneficial owners of these securities.

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

1.
The Services and Software Agreement with CVS Pharmacy, Inc., dated February 1, 2006.  This Agreement is for a period of three years, expiring January 31, 2009 (the “Term”) and automatically renews for twelve month periods (to a maximum of 36 months) unless written notice is provided by one party to the other not less than ninety (90) days prior to the end of the Term or the then current renewal term.*

2.
The rental agreement for our executive offices located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on June 22, 2006.  The amendment comprises the addition of approximately 2,265 square feet in the office building. We lease the premises from a third party corporation.  The amendment commenced on July 15, 2006 and is effective until July 31, 2007.  The new monthly base rent, effective July 15, 2006, has been increased to approximately $9,903.00.*

3.
Registration Rights Agreement dated March 26, 2007 among the Company and the participates to the private placement of common shares and warrants of the Company completed March 30, 2007 and April 2, 2007, pursuant to which we agreed to register the resale of the shares and warrants.  We filed a prospectus with the British Columbia and Ontario Securities Commissions on August 10, 2007 and a registration statement with the Securities and Exchange Commission on August 15, 2007, to qualify the resale of up to 9,287,735 common shares (including 4,809,647 common shares issuable upon exercise of 4,809,647 warrants).  We have agreed that we will maintain this registration until the earlier of the date all of the common shares qualified by the registration statement have been sold, or such date as such registration is no longer required.*

4.	The Toronto Co-Located Hosting Agreement with TELUS Communications Inc., dated November 19, 2007. This agreement is for a 60 month period commencing January 15, 2008.*

5.	The Vancouver Co-Located Hosting Agreement with TELUS Communications Inc., dated November 20, 2007. This agreement is for a 34 month period commencing December 1, 2007.*

6.
The Services Agreement between Pixology and ASDA Stores Limited is dated 28 September 2005 and continues in full force and effect until terminated by either party giving no less than three calendar month’s notice in writing to the other, such notice to expire at any time on or after the first anniversary of the commencement date.*

7.	The Services Agreement between Pixology and The Jessops Group Limited is dated 30 September 2006 and has an ‘Initial Term’ of 36 months.*

8.
The lease between Pixology and the University of Surrey for Chancellor Court (Pixology’s Office) is dated 24 April 2003 and has a term of 10 years.  Also contained is the option of terminating the lease on the expiry of the fifth year of the term with at least six months prior written notice and an amount payable equal to three months rent.*

9.
The Services Agreement with Sam’s West Inc., dated  January 23, 2008.  This Agreement is for a period of two years, expiring January 23, 2010 (the “Term”) and automatically renews for one year periods unless written notice is provided by one party to the other prior to the end of the Term or the then current renewal term.

10.
The Amended and Restated Services Agreement with Wal-Mart Canada Corp., dated January 31, 2008.  This Agreement is for a period of two years, expiring January 31, 2010 (the “Term”) and automatically renews for one year periods unless written notice is provided by one party to the other not less than thirty (30) days prior to the end of the Term or the then current renewal term.

11.
The License and Services Agreement with Black Photo Corporation, dated April 1, 2008.  This Agreement is for a period of three years, expiring April 1, 2011 (the “Term”).  After seventeen months Blacks shall have the right to terminate this contract at anytime with 90 days prior written notice.

12.
The Internet Photo Services Agreement with Costco Wholesale Corporation, dated April 29, 2008.  This Agreement is for a period of three years, expiring April 29, 2011 (the “Term”) and may be extended by Costco for one year periods unless written notice is provided by Costco to at least ninety (90) days prior to the end of the Term or the then current renewal term.

13.	The Master Equipment Lease Agreement with Relational Funding Canada Corp., dated March 10, 2008. This Agreement is for a period of three years.

14.
The rental agreement for our executive offices located at Suites 580 & 590, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on August 1, 2007.  The amendment comprises an extension to the existing lease for the period August 1, 2007 to July 31, 2009.  We lease the premises from a third party corporation.

15.
The rental agreement for our support offices located at Suites 450, 460 & 470, 425 Carrall Street, Vancouver, British Columbia, Canada, dated December 17, 2007.  The lease comprises 2,259 square feet in an office building owned by a third party corporation.  The lease commences on March 1, 2008 and expires on July 31, 2009.  The monthly base rent is approximately $2,353.13.

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

I.  Subsidiary Information

For information about our subsidiaries, please see “Item 4. Information On The Company; Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.  We manage these risks through internal risk management policies.

Many of our strategies are based on historical trading patterns and correlations and our management’s expectations of future events.  However, these strategies may not be fully effective in all market environments or against all types of risks.  Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future.  If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

Credit risk

Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   We aim to protect our cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom.  Our cash equivalents consist primarily of deposit investments with commercial banks in the United Kingdom.  Of the amounts held with financial institutions on deposit, $258,435 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $2,412,553 at risk should the financial institutions with which the deposits are held cease trading.

Our accounts receivable are all from large, well-known retailers located in Canada, the United States and the United Kingdom.  Credit risk from accounts receivable encompasses the default risk of retail customers.  We manage our exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers we assess the risk of default associated with a particular company.  In addition, on an ongoing basis, our management monitors the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Our management does not believe that there is significant credit risk arising from any of our customers, however, should one of our main customers be unable to settle amounts due, the impact on us could be significant.  The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2008, four customers each account for 10% or more of our total trade accounts receivable (2007 – four customers).

Financial assets past due

At September 30, 2008, we have a provision of $145,000 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At September 30, 2008

		Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet

Trade accounts receivable	$2,748,760	$277,793	$131,361	$778,052	$3,935,966
Other	$18,014	-	-	-	$18,014

The definition of items that are past due is determined by reference to terms agreed with individual customers.  Of the 91 days+ balance outstanding at September 30, 2008, 74% has been subsequently collected as at December 31, 2008.  None of the amounts outstanding have been challenged by the respective customer(s) and we continue to conduct business with them on an ongoing basis.  Accordingly, our management has no reason to believe that this balance is not fully collectable in the future.

We review our financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage.  Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms.  At September 30, 2008, we had a provision for doubtful accounts of $145,000 which was made against trade accounts receivable in excess of twelve months old and where collection efforts to date have been unsuccessful.  All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom.  We are not aware of any information suggesting that the collectability of these amounts is in doubt.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.  Our objective to managing liquidity risk is to ensure that we have sufficient liquidity available to meet our liabilities when due.

At September 30, 2008, we have a short-term credit facility of £1,000,000 ($1,886,900), of which £500,000 ($943,450) had been drawn at September 30, 2008 (note 15 to our consolidated financial statements) and haves utilized a capital lease to acquire items of equipment. The lease obligation that remained outstanding at September 30, 2008 was $865,947 (note 16 to our consolidated financial statements).  We use this short-term loan facility and cash and cash equivalents to settle our financial obligations as they fall due.  The ability to do this relies on us collecting our accounts receivable in a timely manner and by maintaining sufficient cash on hand.

At September 30, 2008, our accounts payable and accrued liabilities were $7,480,801, of which $4,329,635 are denominated in UK£, all of which fall due for payment within normal terms of trade which is generally between 30 and 60 days.

We manage liquidity risk through ongoing review of accounts receivable balances and the following up of amounts past due and the management of our cash and cash equivalents and their allocation between cash on hand and short-term deposit.

Although the global economy, and in particular the economic conditions in both North America and the United Kingdom our two most significant markets, has suffered significant downturns in recent months, with consumer confidence being reported to be at record lows,  we have not, to date, experienced any decline in consumer purchasing through the hosted websites of our retail partners.  Further weakening of global economic conditions could impact the achievement of our management’s plans to the extent that our retail partners are negatively impacted, resulting in an overall decline of printed photographs and gift products.

In past years, we have relied on our ability to raise additional financing through the sale of common shares in order to fund our rapid expansion and growth plans.  The recent problems seen in the global credit markets have resulted in a drastic reduction in the ability of companies to raise capital through the public markets and while we do not plan on raising any additional funds through this channel, should circumstances change in the future, our ability to do so may be impaired.

Market risk

Market risk is the risk to us that the fair value of future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates.  Market risk arises as a result of us generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of our wholly owned subsidiary, Pixology.

Interest rate risk

The only financial instruments that expose us to interest rate risk are our cash and cash equivalents and our loan payable.  Our objectives of managing our cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with our banks so that they earn interest.  When placing amounts of cash and cash equivalents on short-term deposit, we only use high quality commercial banks and ensure that access to the amounts placed can be obtained on short-notice.

Our loan payable bears interest at a rate based on the United Kingdom Base Rate plus a premium of 3.2%.  We do not have in place any financial instruments to mitigate the possible adverse effects of an increase in the underlying Base Rate.

Currency risk

We generate revenues and incur expenses and expenditures primarily in Canada, the United States and the United Kingdom and are exposed to risk from changes in foreign currency rates. In addition, we hold financial assets and liabilities in foreign currencies that expose us to foreign exchange risks. We do not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At September 30, 2008, through our wholly owned subsidiary, we had cash and cash equivalents of $2,320,800, accounts receivable of $1,175,880 and accounts payable of $4,329,635 which were denominated in UK £.  In addition, at September 30, 2008, we had cash and cash equivalents of $309,519, accounts receivable of $2,243,358 and accounts payable of $910,300 which were denominated in US$ as well as a UK £ denominated loan outstanding of $969,886.

Sensitivity analysis

We have completed a sensitivity analysis to estimate the impact on net loss for the period which a change in foreign exchange rates or interest rates during the year ended September 30, 2008 would have had.

This sensitivity analysis includes the following assumptions:

•	Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter
•	Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net loss $

Change of +/- 10% in US$ foreign exchange rate	+/- 164,175
Change of +/- 10% in UK£ foreign exchange rate	+/- 685,661

A change of 1% in the United Kingdom Base Rate would have an annual impact of approximately $9,400 on our net loss.

The above results arise primarily as a result of us having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances as well as a UK£ denominated loan balance.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation.  In reality, there is a correlation between the two factors.

Additionally, our financial position may vary at the time that a change in either of these factors occurs, causing the impact on our results to differ from that shown above.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults with respect to dividends, arrearages or delinquencies since September 30, 2008.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of our security holders or use of proceeds since September 30, 2008.

ITEM 15.	CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures.  Based upon the results of that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as at September 30, 2008, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports we file are recorded, processed, summarized and reported within the appropriate time periods and forms.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). Our controls include policies and procedures that:

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

Our management has concluded that a deficiency existed with respect to the accounting for goodwill and intangible assets and that this deficiency constituted a material weakness in our internal controls as at September 30, 2008.  As a result of this material weakness, our management has concluded that our internal controls over financial reporting were not effective as of September 30, 2008.

We are undertaking efforts to improve our internal controls over financial reporting and to remediate the material weaknesses identified above. We intend to design, implement and maintain an effective control environment over financial reporting. We have taken the following actions:

•	We have adopted and applied a new methodology for the allocation of goodwill and intangible assets between entities.

We believe that the action described above has addressed the material weaknesses that we identified in our internal control over financial reporting as of September 30, 2008 and that this material weakness has been remediated.

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

REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management’s Report on Internal Control Over Financial Reporting can be found on page 68 in this form.  Our independent auditors, PricewaterhouseCoopers LLP, a registered public accounting firm has audited the accompanying annual consolidated financial statements for fiscal 2008 and our internal control over financial reporting as at September 30, 2008.  Their attestation report can be found on page 2 of our consolidated financial statements

ITEM 16.  [RESERVED]

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

A.           Audit Fees

The aggregate fees billed by our auditors were CDN $390,000 and CDN$405,205 for the fiscal years ended 2008 and 2007, respectively.

B.           Audit-Related Fees

The aggregate fees billed by our auditors for audit-related fees were CDN$60,000 and CDN$435,205 for the fiscal years ended 2008 and 2007, respectively.

C.           Tax Fees

The aggregate fees billed by our auditors for tax fees were CDN$17,000 and CDN$16,083 for the fiscal years ended 2008 and 2007, respectively.

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

4.1
The Services and Software Agreement with CVS Pharmacy, Inc., dated February 1, 2006.  This Agreement is for a period of three years, expiring January 31, 2009 (the “Term”) and automatically renews for twelve month periods (to a maximum of 36 months) unless written notice is provided by one party to the other not less than ninety (90) days prior to the end of the Term or the then current renewal term.*

4.2
The rental agreement for our executive offices located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, Canada, as amended on June 22, 2006.  The amendment comprises the addition of approximately 2,265 square feet in the office building. We lease the premises from a third party corporation.  The amendment commenced on July 15, 2006 and is effective until July 31, 2007. *

4.3	Registration Rights Agreement dated March 30, 2007.*

4.4	The Toronto Co-Located Hosting Agreement with TELUS Communications Inc., dated November 19, 2007. This agreement is for a 60 month period commencing January 15, 2008.*

4.5	The Vancouver Co-Located Hosting Agreement with TELUS Communications Inc., dated November 20, 2007. This agreement is for a 34 month period commencing December 1, 2007.*

Exhibit Number	Description

4.6
The Services Agreement between Pixology and ASDA Stores Limited is dated 28 September 2005 and continues in full force and effect until terminated by either party giving no less than three calendar month’s notice in writing to the other, such notice to expire at any time on or after the first anniversary of the commencement date.*

4.7	The Services Agreement between Pixology and The Jessops Group Limited is dated 30 September 2006 and has an ‘Initial Term’ of 36 months.*

4.8
The lease between Pixology and the University of Surrey for Chancellor Court (Pixology’s Office) is dated 24 April 2003 and has a term of 10 years.  Also contained is the option of terminating the lease on the expiry of the fifth year of the term with at least six months prior written notice and an amount payable equal to three months rent.*

4.9	The Services Agreement with Sam’s West Inc., dated January 23, 2008. (1)

4.10	The Amended and Restated Services Agreement with Wal-Mart Canada Corp., dated January 31, 2008. (1)

4.11	The License and Services Agreement with Black Photo Corporation, dated April 1, 2008. (1)

4.12	The Internet Photo Services Agreement with Costco Wholesale Corporation, dated April 29, 2008. (1)

4.13	The Master Equipment Lease Agreement with Relational Funding Canada Corp., dated March 10, 2008. (1)

4.14	The rental agreement for our executive offices in Canada with The Old BC Electric Building Corp., dated August 1, 2007. (1)

4.15	The rental agreement for our support offices in Canada with The Old BC Electric Building Corp., dated December 17, 2007. (1)

12.1	Section 302(a) Certification of CEO.(1)

12.2	Section 302(a) Certification of CFO.(1)

13.1	Section 906 Certifications of CEO and CFO.(1)

23.1	Consent of PricewaterhouseCoopers LLP (1)

(1)	Filed herewith.
*	Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.
(Registrant)

Date: January 13, 2009	By:	/s/ Peter David Fitzgerald
Peter David Fitzgerald
Chairman

PhotoChannel Networks Inc.

Consolidated Financial Statements
September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

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

Management has assessed the effectiveness of our internal control over financial reporting as at September 30, 2008 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.

Based on our evaluation, management identified the material weakness described below:

We did not maintain effective control over our financial closing and reporting processes with respect to the accounting for goodwill and intangible assets. Specifically, we failed to perform an analysis of sufficient depth to arrive at the appropriate allocation of goodwill and intangible assets across the reporting units. The control deficiency identified could result in misstatements of the Company's goodwill, intangible assets, foreign exchange and accumulated other comprehensive income balances and would result in a material misstatement to the consolidated financial statements that would not be prevented or detected.

Based on this evaluation, the Company’s management has concluded that the Company’s internal control over financial reporting was not effective as at September 30, 2008.

The effectiveness of the Company’s internal control over financial reporting as at September 30, 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

“Kyle Hall”	“Robert Chisholm”

Kyle Hall	Robert Chisholm, CMA
Chief Executive Officer	Chief Financial Officer
Vancouver, BC, Canada	Vancouver, BC, Canada
January 12, 2009	January 12, 2009

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

Independent Auditors’ Report

To the Shareholders of PhotoChannel Networks Inc.

We have completed integrated audits of PhotoChannel Networks Inc.’s 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at September 30, 2008 and an audit of its 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of PhotoChannel Networks Inc. as at September 30, 2008 and September 30, 2007, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for each of the years in the three year period ended September 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (PCAOB). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at September 30, 2008 and September 30, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2008 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

As described in note 2 to these consolidated financial statements, the Company changed its accounting for financial instruments effective October 1, 2006.

Internal control over financial reporting

We have also audited PhotoChannel Networks Inc.’s internal control over financial reporting as at September 30, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at September 30, 2008, the following material weakness has been identified and described in the accompanying Management’s Report on Internal Control over Financial Reporting:

The Company did not maintain effective controls with respect to the accounting for goodwill and intangible assets. Specifically, the company did not perform an analysis of sufficient depth to arrive at the appropriate allocation of goodwill and intangible assets across reporting units.

We considered this material weakness in determining the nature, timing and extent of audit tests applied in our audit of the September 30, 2008 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at September 30, 2008 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Signed PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada
January 12, 2009

COMMENTS BY AUDITORS ON CANADA-U.S. REPORTING DIFFERENCE

Reporting standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Generally accepted auditing standards in Canada do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Signed PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada
January 12, 2009

PhotoChannel Networks Inc.
Consolidated Balance Sheets
As at September 30, 2008 and 2007
(expressed in Canadian dollars)

	September 30, 2008	September 30, 2007

Assets

Current assets
Cash and cash equivalents	$2,670,988	$7,405,034
Accounts receivable (note 4)	4,019,286	4,045,035
Prepaid expenses and other current assets	430,616	523,356

	7,120,890	11,973,425

Property and equipment (note 5)	6,786,650	2,760,545

Deferred expenses	52,882	89,804

Intangible assets (note 6)	5,164,492	6,067,614

Goodwill (note 7)	1,498,539	4,867,231

	$20,623,453	$25,758,619

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 8)	$7,480,801	$7,510,751
Current portion of deferred revenue	658,045	344,833
Current portion of capital lease obligations (note 14)	490,072	-
Loan payable (note 15)	969,886	-

	9,598,804	7,855,584

Deferred revenue	363,108	171,210
Long-term portion of capital lease obligations (note 14)	375,875	-
Asset retirement obligations (note 9)	22,009	120,699
	10,359,796	8,147,493

Shareholders’ Equity (note 11)

Share capital	$65,614,347	$65,293,214
Warrants	4,961,826	4,961,826
Contributed surplus	11,611,165	10,215,777
	82,187,338	80,470,817

Deficit	(70,767,148)	(62,050,122)

Accumulated other comprehensive loss	(1,156,533)	(809,569)

	(71,923,681)	(62,859,691)

	10,263,657	17,611,126

	$20,623,453	$25,758,619

Approved by the Board of Directors

“Cory Kent” Director	“Peter Fitzgerald" Director

Nature of operations and going concern (note 1)	Commitments (note 16)

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

	2008	2007	2006

Revenue (note 12)	$17,049,587	$7,511,328	$4,075,151

Expenses
Network delivery	7,409,525	2,523,174	1,800,882
Software development	6,914,291	4,178,111	2,299,859
General and administration	4,603,450	3,199,727	1,462,664
Sales and marketing	1,140,028	1,134,350	738,013
Amortization	5,259,053	1,223,454	402,600
	25,326,347	12,258,816	6,704,018

Net loss from operations before the undernoted	(8,276,760)	(4,747,488)	(2,628,867)

Foreign exchange gain (loss)	461,041	(1,718,164)	(26,796)

Interest income	134,848	393,416	23,362

(Loss) on disposal of property, plant & equipment	(35,698)	-	-
Gain on settlement of asset retirement obligation (note 9)	86,120	-	-
Goodwill impairment (note 7)	(1,086,577)	-	-

	(440,266)	(1,324,748)	(3,434)

Net loss	(8,717,026)	(6,072,236)	(2,632,301)

Other comprehensive loss:

Unrealized foreign exchange loss on translation of self- sustaining foreign operations	(346,964)	(809,569)	-

Comprehensive loss	$(9,063,990)	$(6,881,805)	$(2,632,301)

Basic and fully diluted net loss per share	$(0.26)	$(0.20)	$(0.12)

Weighted average number of common shares outstanding	33,383,866	29,877,739	22,804,712

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Shareholders’ Equity
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

	Share capital		Other capital accounts
	Number of Common Shares	Amount	Contributed surplus	Warrants	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity

Balance - September 30, 2005	20,351,501	$43,625,343	$9,303,378	$698,873	$(53,345,585)	$-	$282,009
Issuance of shares and warrants, net of issue costs	4,450,000	3,735,406	-	338,314	-	-	4,073,720
Issuance of shares on exercise of warrants	1,246,875	1,755,041	-	(258,791)	-	-	1,496,250
Reclassification on expiry of unexercised warrants	-	-	440,082	(440,082)	-	-	-
Stock-based compensation recorded in net loss	-	-	215,084	-	-	-	215,084
Net loss	-	-	-	-	(2,632,301)	-	(2,632,301)

Balance – September 30, 2006	26,048,376	$49,115,790	$9,958,544	$338,314	$(55,977,886)	$-	$3,434,762
Issuance of shares and warrants, net of issue costs	4,430,588	11,063,482	-	4,961,826	-	-	16,025,308
Issuance of shares on exercise of options	611,572	1,438,128	(542,517)	-	-	-	895,611
Issuance of shares on exercise of warrants	2,225,000	3,675,814	-	(338,314)	-	-	3,337,500
Stock-based compensation recorded in net loss	-	-	799,750	-	-	-	799,750
Net loss	-	-	-	-	(6,072,236)	-	(6,072,236)
Other comprehensive loss	-	-	-	-	-	(809,569)	(809,569)

Balance – September 30, 2007	33,315,536	$65,293,214	$10,215,777	$4,961,826	$(62,050,122)	$(809,569)	$17,611,126
Issuance of shares on exercise of options	148,896	321,133	(116,116)	-	-	-	205,017
Stock-based compensation recorded in net loss	-		1,511,504	-	-	-	1,511,504
Net loss	-	-	-	-	(8,717,026)	-	(8,717,026)
Other comprehensive loss	-	-	-	-	-	(346,964)	(346,964)

Balance September 30, 2008	33,464,432	$65,614,347	$11,611,165	$4,961,826	$(70,767,148)	$(1,156,533)	$10,263,657

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

	2008	2007	2006

Cash flows from operating activities
Net loss for the year	$(8,717,026)	$(6,072,236)	$(2,632,301)
Items not affecting cash
Amortization	5,259,053	1,223,454	402,600
Stock-based compensation expense	1,511,504	799,750	215,084
Unrealized foreign exchange (gain) loss	(407,223)	50,944	9,680
Allowance for doubtful accounts	122,659	-	-
Loss on disposal of property, plant & equipment	35,698	-	-
Gain on settlement of asset retirement obligations	(86,120)	-	-
Goodwill impairment	1,086,577	-	-
Other	5,186	2,229	3,452

	(1,189,692)	(3,995,859)	(2,001,485)
Net change in non-cash working capital items (note 17)	654,098	1,151,268	(952,342)
Payments made to settle asset retirement obligations	(36,311)	-	-

	(571,905)	(2,844,591)	(2,953,827)
Cash flows from investing activities
Purchase of property and equipment	(4,762,168)	(1,127,371)	(777,479)
Proceeds on disposal of property, plant & equipment	25,652	9,176	5,713
Acquisition of Pixology PLC, net of cash acquired	-	(10,511,308)	-

	(4,736,516)	(11,629,503)	(771,766)

Cash flows from financing activities
Proceeds on exercise of options and warrants	205,017	4,233,111	1,496,250
Issuance of common shares and warrants – net proceeds	-	16,025,308	4,073,720
Loans received	943,450	-	-
Repayment of capital lease obligations	(382,517)	-	-
	765,950	20,258,419	5,569,970

Effect of changes in foreign exchange rates on cash and cash equivalents	(191,575)	(401,306)	(9,680)

(Decrease) Increase in cash and cash equivalents during the period	(4,734,046)	5,383,019	1,834,697

Cash and cash equivalents - beginning of year	7,405,034	2,022,015	187,318

Cash and cash equivalents - end of year	$2,670,988	$7,405,034	$2,022,015

Supplementary cash flow information is included in note 17

The accompanying notes are an integral part of these consolidated financial statements

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

1.       Nature of operations and going concern

PhotoChannel Networks Inc. (the “Company”) offers the photofinishing retailer and its customers an online and in-store solution for producing prints and gifting products from their digital images. The Company’s online platform electronically connects the photofinishing retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. The Company, through its wholly-owned subsidiary, Pixology Limited, provides the photofinishing retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

At September 30, 2008 the Company had a working capital deficiency of $2,477,913 and an accumulated deficit of $70,767,148 (2007 - $62,050,122) and has suffered losses since inception. During the year ended September 30, 2008, the Company used cash of approximately $600,000 to fund operations and $4,800,000 to acquire items of property and equipment.  At September 30, 2008 the Company was committed to purchasing additional items of property and equipment with a cost of $1,487,000.

While these financial statements have been prepared using Canadian accounting standards applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business as they become due, the conditions described above may cast significant doubt on the validity of this assumption.

Management has considered the Company’s current financial situation and major investments made during the year ended September 30, 2008.  The Company added a number of significant new customers during the year.  The results reported in these financial statements reflect significant costs associated with the launch of these new customers.  Revenues from the new customers were not generated until the later part of the year.

Management has prepared a detailed plan which covers the period through the end of fiscal 2009 and beyond which includes measures to increase revenues, improve quality and contain costs.

The Company's ability to continue as a going concern is dependent upon meeting its plans, which is dependent upon its ability to continue to generate revenues sufficient to recover its operating costs and capital requirements in an industry that is characterized by rapid technological change.  There is no assurance that the Company will be successful in achieving these objectives.

The accompanying financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

2.       Summary of significant accounting policies

a)	Basis of consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, and include the accounts of the Company and each of its wholly-owned subsidiaries, PhotoChannel Capital Inc., PhotoChannel Management Inc., Pixology Limited, Pixology Software Limited and Pixology Incorporated.

All material intercompany balances and transactions are eliminated upon consolidation.

b)	Use of estimates and measurement uncertainty

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates and assumptions include the determination of the fair value of assets and liabilities acquired in a business combination, the determination of the recoverable amounts for property and equipment, the determination of the asset retirement obligation, the determination of impairment of goodwill and other intangible assets, the determination of future income taxes and the determination and classification of stock-based transactions.  Actual results may differ from those estimates.

c)	Reporting currency and foreign currency translation

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

d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.  Investments with an original maturity of more than three months are considered short-term investments which are measured at fair value with changes in fair value recorded in net loss.  As at September 30, 2008, 2007 and 2006, the Company had no investments in interest bearing securities with original terms to maturity of greater than three months.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

e)	Property and equipment

Property and equipment are recorded at costs less accumulated amortization.  Amortization is provided over the estimated useful lives of the assets at the following rates:

Computer equipment                                                                30% declining balance
Software                                                                                     33-1/3% - 100% straight-line
Furniture and office equipment                                              20% declining balance
Leasehold improvements                                                         Life of the lease

The Company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted cash flows.  An impairment loss equal to the difference in the asset carrying value and its fair value is recognized in the period in which the determination is made.

f)	Deferred expenses

Cash rebates paid on entering into certain revenue arrangements, based on transactional revenue over a fixed period of time are deferred and amortized as a reduction of revenue on a straight-line basis over the term of the related contracts or the estimated term of the customer relationship period.

Direct costs incurred in relation to acquisitions undertaken or contemplated by the Company are initially capitalised and carried on the balance sheet as deferred expenses, until such time as the acquisition closes or a decision is made by the Company not to proceed any further.  At such time, costs which have previously been capitalised are either treated as part of the final purchase price of the acquisition, or expensed through the statement of loss.

g)	Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the assets acquired and liabilities assumed in a business combination.  Goodwill is not amortized and at least annually is subject to an impairment test.  If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess through the statement of loss.

h)	Intangible assets

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

The Company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted cash flows.  If the carrying amount exceeds the fair value of the intangible asset, an impairment loss is recognized equal to that excess through the statement of loss.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

i)	Asset retirement obligations

The Company recognizes asset retirement obligations with respect to the restoration of leased office premises at the end of the lease term back to their original condition.  The Company estimates fair value by determining the current market cost required to settle the asset retirement obligation, adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred.  As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement.  The Company reviews asset retirement obligations on a periodic basis and adjusts the liability as necessary to reflect changes in the estimated future cash flows and timing underlying the fair value measurement.

j)	Income taxes

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

k)	Share issue costs

Direct costs associated with the issue of capital stock or warrants are deducted from the related proceeds at the time of the issue.

l)	Revenue

The Company provides online digital photo solutions to retailers and content providers through its PhotoChannel Network.  The PhotoChannel Network services can include installation of personal computers to connect to the retailers’ in-store digital printing device and hosting and management services for its internet based digital imaging network solution for the storage, editing, distribution and/or printing of photographs.  The software services include maintenance, upgrades and technical support and, in some arrangements, the Company has the obligation to maintain the personal computers that it has supplied to a retailer.  Fees for these services are paid through variable and fixed fees.  The variable fees may be based on a percentage of fees collected by the customer, number of prints, number of uploaded images and/or fees charged on certain per unit bases such as number of locations.  The Company also provides storage and archiving of digital images on the Company’s servers based on storage capacity used over a defined period.  Under certain arrangements with customers, the Company provides for additional professional services to make changes to the customer’s website and branded environment and to provide email marketing programs to customers.  In other situations, the Company sells software to retailers, which is resold to end users to edit, share and order prints from digital images.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

The Company’s arrangements with its customers related to the PhotoChannel Network are multiple element arrangements.  The Company considers the unit of accounting under these arrangements to be the PhotoChannel Network internet and software services (including the provision of any software, hosting, management, maintenance of software and hardware and support services), services to install customer acquired hardware, storage and archiving services, as well as various professional services.  Certain arrangements include service level agreements which may require the Company to refund a portion of the fee earned.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured.  Cash received on accrued billings from customers prior to the related revenue being earned is recorded as deferred revenue.

Fixed upfront fees related to the PhotoChannel Network internet services are recognized on a straight-line basis over the life of the agreement, or where the agreement with the customer is on a month-to-month basis, over the estimated terms of the customer relationship period, and are included in installation fees.  Monthly fixed fees per connected location are recognized over the period to which the fees relate and are included in membership fees.  Fees based on a percentage of the customer’s revenues, per print or per upload are recognized at the time the service is provided and are included in transaction fees.  Fees for storing and archiving digital images for customers are recognized based upon storage capacity needs as the service is provided, and are included in archive fees.  Professional fees are recognized when the services are performed and included in other services.  Revenue from sales of end-user software to retailers are recognized when the software is delivered to the retailers and are included in other services.

The Company offers volume and other rebates and discounts to certain customers which are recognized as a reduction of revenue at the date the related revenue is recognized or the date the offer is made for previously recognized revenue.  The amount of rebates is based on estimates of the expected rebates to be paid based on historical and expected trends or on the maximum potential rebates that could be earned by a customer if the Company is unable to reasonably estimate the expected rebate.  The Company accounts for cash consideration offered to customers, including annual volume discounts, as a reduction in sales revenue.

All revenues are reported net of sales and value added taxes.

m)	Software development costs

Research costs are expensed in the period incurred.  Where, in the opinion of management, the deferral criteria established under GAAP are satisfied in all material respects, development costs are capitalized and amortized over the estimated life of the related products. Otherwise, development costs, including customer-specific software developments are charged as an expense in the period incurred.  To date, no development costs have been deferred; all costs have been expensed through software development.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

n)	Stock-based compensation

The Company grants stock options to directors and certain employees of the Company as an element of compensation.  The cost of the service received as consideration is measured based on an estimate of fair value at the date of the grant.  The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus.  On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option.  The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares and an expected dividend yield.  The Company estimates the expected term of the options granted by calculating the average term after considering the Company’s historical experience involving stock option exercise; cancellations, forfeitures and expiries; volatility is estimated with reference to historical volatility data; and the Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 11(f).  The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

o)	Leases

Leases entered into are classified as either capital or operating leases.  Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases.  Property acquired under capital leases is recorded as an asset on the balance sheet and depreciated over the life of the lease.

Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases.  Payments made under operating leases are charged to operations on a straight-line basis over the term of the lease.  The benefits of lease inducements provided to the Company are recognized on a straight-line basis over the term of the lease agreement.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

p)	Financial instruments

Classification of financial instruments

The Company has made the following classifications for its financial instruments:

•	Cash and cash equivalents are classified as "Assets held-for-trading” and are measured at fair value at the end of each period with any resulting gains or losses recognized in operations;
•
Accounts receivable are classified as “Loans and receivables” and are recorded at amortized cost using the effective interest rate method. Subsequent measurement of trade receivables is at amortized cost, less an allowance for doubtful accounts;

•	Accounts payable and accrued liabilities are classified as "Other financial liabilities” and are measured at amortized cost using the effective interest rate method;
•	Loan payable, including accrued interest is classified as a financial liability and is measured at amortized cost using the effective interest rate method;
•	Transaction costs incurred to acquire or issue financial instruments are recorded through the statement of loss

q)	Net loss per share

Basic net loss per share is computed using the weighted average number of common shares outstanding during the period.  The treasury stock method is used for calculation of diluted net loss per share.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants and the unrecognized portion of the fair value of stock options are applied to repurchase common shares at the average market price for the period.  Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

At September 30, 2008, 4,857,147 warrants (2007 – 4,857,147) and 2,883,869 options (2007 – 1,602,265) were outstanding.  These were excluded from the calculation of diluted loss per share as their effects would be anti-dilutive.

r)	Changes in accounting policies

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

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

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

Capital Disclosures

Effective October 1, 2007, the Company adopted CICA handbook, Section 1535, Capital Disclosures.  The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. The additional disclosures, required as a result of the adoption of these standards, have been included in Note 19, Capital management.

Financial Instruments

On October 1, 2007, the Company adopted CICA Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments - Presentation.

Section 3862 requires disclosure about the significance of financial instruments for an entity’s financial position, the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

Accounting Changes

On October 1, 2007, the Company adopted the recommendations of CICA Section 1506 Accounting Changes. This Handbook section provides for expanded disclosures to be made relating to changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company has not had any such changes which impact these financial statements.

Determining whether a contract is routinely denominated in a single currency

Effective October 1, 2007, the Company adopted CICA Emerging Issues Committee (EIC) 169, Determining whether a contract is routinely denominated in a single currency.  EIC 169 provides guidance on how to interpret one particular requirement of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement relating to the accounting for contracts entered into which are denominated in a foreign currency. The adoption of this EIC had no impact on the Company’s consolidated financial statements.

Inventories

Effective October 1, 2007, the Company adopted CICA Handbook Section 3031, Inventories, which has replaced Section 3030 with the same title. This Section aligns Canadian GAAP with International Financial Reporting Standards (“IFRS”) and establishes four basic principles: Inventory should be measured at the lower of cost and net realizable value; the cost of inventory includes costs directly attributable to its acquisition as well as an appropriate portion of fixed and variable production overheads; if the units in inventory are interchangeable, their cost should be determined using either a first-in first-out or weighted average cost formula; and write-downs of inventory to its net realizable value should be reversed if the value subsequently recovers. The adoption of this Handbook Section had no impact on the Company’s consolidated financial statements.

s)	Recently issued accounting standards

CICA Handbook Section 1400, General Standards of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400, General Standards of Financial Statement Presentation, to include additional requirements to assess and disclose an entity’s ability to continue as a going concern. Section 1400 is effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that this standard will only impact the Company’s financial statement disclosure.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

CICA Handbook Section 3064, Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets which will replace Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  This revision aligns Canadian GAAP with IFRS and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  This section applies to fiscal years beginning October 1, 2008 and will be adopted by the Company on that date.  The Company is currently assessing the impact on the Company’s operating results or financial position.

3.	Acquisition of Pixology PLC

On July 2, 2007, the Company acquired all of the outstanding shares of Pixology PLC (“Pixology”), a company incorporated in England and Wales and a provider of software and online solutions for the digital photography industry. The Company paid cash of $18,657,729 including transaction costs of $1,170,441.

The acquisition of Pixology gives the Company increased opportunities in the delivery of solutions for online printing. In addition, it expands the Company’s product offerings into the important kiosk software market providing access to well established market-proven technology that could otherwise take up to two years to develop at an estimated cost of $2,000,000.

The purchase price allocation summarizing the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition is as follows:

Cash and cash equivalents	$8,146,421
Other current assets	4,055,415
Property and equipment	462,104
Intangible assets – acquired software	4,060,000
Intangible assets – customer relationships	5,240,000
Goodwill	2,777,647
Current liabilities	(5,959,518)
Asset retirement obligations	(124,340)
Net identifiable assets and liabilities acquired for cash	$18,657,729

The factors that contributed to the recognition of goodwill included securing access to development synergies, cost saving opportunities, access to additional markets around the world and the acquisition of a talented workforce.

During the year ended September 30, 2008, management finalized their valuation of certain intangible assets acquired as part of this business combination. As a result of the finalization of the intangible asset valuation, the amount of goodwill previously recorded was reduced by $2,357,835, the value assigned to acquired software increased by $136,384 and the value assigned to customer relationships increased by $2,221,451.

None of the goodwill arising on the acquisition of Pixology is deductible for tax purposes.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

4.	Accounts receivable

	As at September 30, 2008	As at September 30, 2007

Trade accounts receivable	$4,080,966	$3,927,420
Allowance for doubtful accounts	(145,000)	-
	3,935,966	3,927,420

Goods and services tax recoverable	65,306	45,443
Other	18,014	72,172
Total	$4,019,286	$4,045,035

Reconciliation of changes in allowance for doubtful accounts:

	2008	2007

Balance, beginning of year	$-	$-
Increase in allowance for doubtful accounts	145,000	-
Balance, end of year	$145,000	$-

5.	Property and equipment

2008	Cost	Accumulated amortization	Net book value

Computer equipment	$12,932,185	$(6,434,424)	$6,497,761
Software	648,097	(600,978)	47,119
Furniture and office equipment	621,954	(414,759)	207,195
Leasehold improvements	129,988	(95,413)	34,575
	$14,332,224	$(7,545,574)	$6,786,650

2007	Cost	Accumulated amortization	Net book value

Computer equipment	$5,741,371	$(3,574,785)	$2,166,586
Software	342,114	(279,009)	63,105
Furniture and office equipment	741,212	(219,064)	522,148
Leasehold improvements	84,266	(75,560)	8,706
	$6,908,963	$(4,148,418)	$2,760,545

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

Included within Computer Equipment, are assets with a net book value of $1,051,185 (2007 - $nil) which were acquired using a capital lease.

For the year ended September 30, 2008, amortization of property and equipment was $2,044,145 (2007- $649,270; 2006 - $402,600), of which $212,706 (2007 - $nil; 2006 – nil) related to assets held under capital leases.

6.	Intangible assets

2008	Acquired software	Customer relationship	Total

Balance, September 30, 2007	$3,429,332	$2,638,282	$6,067,614
Adjustment on finalization of purchase price allocation	136,384	2,221,451	2,357,835
Amortization	(1,281,238)	(1,933,670)	(3,214,908)
Impact of foreign currency translation	(176,653)	130,604	(46,049)
Balance, September 30, 2008	$2,107,825	$3,056,667	$5,164,492

2007	Acquired software	Customer relationship	Total

Balance, September 30, 2006	$-	$-	$-
Acquisition of Pixology PLC (note 3)	3,923,616	3,018,549	6,942,165
Amortization	(324,521)	(249,663)	(574,184)
Impact of foreign currency translation	(169,763)	(130,604)	(300,367)
Balance, September 30, 2007	$3,429,332	$2,638,282	$6,067,614

The acquired software and the customer relationship are being amortized on a straight-line basis over a three year period.

During the year ended September 30, 2008, the preliminary purchase price allocation relating to the acquisition of Pixology PLC during the year ended September 30, 2007 was finalised, which resulted in an adjustment of $2,357,835 to the amounts previously recorded as intangible assets.

Expected amortization for the years ending September 30, 2009 and 2010 is $2,951,138 and $2,213,354, respectively.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

7.        Goodwill

2008	Amount

Balance, September 30, 2007	$4,867,231
Adjustment on finalization of purchase price allocation	(2,357,835)
Impairment	(1,086,577)
Impact of foreign currency translation	75,720
Balance, September 30, 2008	$1,498,539

2007	Amount

Balance, September 30, 2006	$-
Acquisition of Pixology PLC (note 3)	5,135,490
Impact of foreign currency translation	(268,259)
Balance, September 30, 2007	$4,867,231

During the year ended September 30, 2008, the preliminary purchase price allocation relating to the acquisition of Pixology PLC during the year ended September 30, 2007 was finalised, which resulted in an adjustment of $2,357,835 to the amounts previously recorded as goodwill.

Upon acquisition, the goodwill was allocated on a relative fair value basis to Pixology (63%) and to PhotoChannel (37%).

During the year ended September 30, 2008 a review of the carrying value of goodwill was completed and it was determined that the amount allocated to Pixology was impaired and that $1,086,577 should be written off.  This impairment arose as a result of planned development synergies not materializing to the extent assumed at the time of the acquisition; cost reductions implemented subsequent to acquisition resulting in the operations reaching a break-even position, but being insufficient to result in the Company being able to sustain profitable operations on a recurring basis; and the loss, subsequent to acquisition of a number of customers.

8.        Accounts payable and accrued liabilities

	As at September 30, 2008	As at September 30, 2007

Trade payables	$2,923,543	$4,702,195
Amounts due to customers	3,348,986	1,156,282
Trade accruals	640,235	775,506
Accrued payroll and other taxes	305,157	546,226
Due to employees and consultants	262,880	330,542
Total	$7,480,801	$7,510,751

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

9.        Asset retirement obligation

The following table summarizes the changes in the balance of asset retirement obligation during the year ended September 30, 2008:

Balance, September 30, 2007	$120,699
Payments made to settle asset retirement obligations	(36,312)
Recognition of gain on settlement of asset retirement obligation	(86,120)
Liability incurred during the period	21,214
Accretion expense included in general and administration expenses	3,091
Impact of foreign currency translation	(563)
Balance, September 30, 2008	$22,009

During the year ended September 30, 2008, the Company’s property lease which previously gave rise to an asset retirement obligation was terminated.  Costs incurred to restore the leased premised to their original condition upon termination of the lease totalled $36,312.  As a result of settling the liability for less than originally anticipated, a gain of $86,120 has been recognised through the statement of loss.

During the year ended September 30, 2008, the Company entered into a lease agreement for new premises.  The lease agreement entered into, which has a term of five years, requires the Company to restore the leased premises to their original condition at the end of the lease term.  Accordingly, an asset retirement obligation relating to this requirement has been calculated.  At September 30, 2008, the total undiscounted cash flows which are estimated to be required to settle the asset retirement obligation are $35,512 and the credit-adjusted risk free interest rate at which the estimated cash flows have been discounted is 9%.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

10.       Income taxes

a)  Income tax expense (recovery)

The Company is subject to income taxes in Canada and the United Kingdom.  The income tax expense (recovery) differs from the amount obtained by applying the applicable statutory income tax rate to loss before income taxes as follows:

	2008	2007	2006
Canadian statutory income tax rate	31.91%	34.1%	36.1%

Income tax recovery based on statutory income tax rate	$(2,781,603)	$(2,071,847)	$(950,294)
Difference in foreign tax rates	92,173	91,918	-
Expiration of tax losses	1,420,273	1,320,000	745,321
Non-deductible expenses	571,630	233,457	12,635
Impact of change in foreign currency rates on future tax assets	538,431	275,304	-
Items deductible for tax not flowing through earnings	-	(455,306)	(185,662)
Adjustments in respect of prior year returns	540,184	646,428	-
Rate changes on current year items	205,157	127,479	-
Other	-	267	-
Change in valuation allowance	(586,245)	(167,700)	378,000
Income tax expense (recovery)	$-	$-	$-

The Company’s net loss before tax includes $8,136,394 (2007 - $3,841,223; 2006 - $2,632,301) from domestic operations and $580,632 (2007 - $2,231,013; 2006 - $Nil) from foreign operations.

b)  Future income tax assets and liabilities

The tax effect of temporary differences that give rise to significant portions of future income tax assets (liabilities) is as follows:

Future income tax assets

	2008	2007	2006

Net operating loss carry-forwards	$11,881,567	$13,623,675	$6,334,000
Property and equipment	1,799,245	1,441,625	2,171,000
Share issue costs	412,936	509,000	262,000
Other	437,968	383,000	171,000
	14,531,716	15,957,300	8,938,000
Future income tax liabilities

Intangible assets	(1,437,026)	(1,699,000)	-
Related party interest accrued	(94,079)	-	-
Net future tax asset	13,000,611	14,258,300	8,938,000
Valuation allowance	(13,000,611)	(14,258,300)	(8,938,000)
Future income tax assets, net	$-	$-	$-

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

The following table summarizes the changes in the valuation allowance during each year of the three-year period ended September 30, 2008:

	2008	2007	2006

Balance, beginning of year	$(14,258,300)	$(8,938,000)	$(8,560,000)
Acquisition of Pixology PLC	-	(5,488,000)	-
Future tax benefits not recognized	(1,446,001)	(1,746,472)	(938,000)
Expiration of tax losses	1,420,273	1,320,000	745,321
Impact of change in foreign exchange rates	538,434	275,304	-
Impact of changes in tax rates	1,322,364	1,197,522	-
Items deductible for tax not flowing through earnings	-	(455,306)	(185,321)
Adjustments in respect of prior year returns	(577,381)	(423,348)	-
Balance, end of year	$(13,000,611)	$(14,258,300)	$(8,938,000)

Management believes there is sufficient uncertainty regarding the realization of future income tax assets such that a full valuation allowance is appropriate.

As at September 30, 2008, the Company had $17,665,000 (2007 - $20,307,000) of net operating loss carry-forwards in Canada available to reduce taxable income in future years.  These income tax losses expire as follows:

2009	$2,839,000
2010	2,560,000
2014	2,928,000
2015	1,836,000
2026	2,073,000
2027	3,121,000
2028	2,308,000
$17,665,000

The Company has $23,975,000 (£12,706,000) of future losses for tax purposes in the United Kingdom that do not have an expiry date and which are available to reduce taxable trading income in future periods.

11.	Share capital

a)  Share consolidation

On November 2, 2006, the Company consolidated its common shares on a ten-for-one basis.  The net loss per share computations and information regarding the number of shares, options and warrants reflect the share consolidation for all periods presented in these consolidated financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

b)  Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

As at September 30, 2008, the Company had 33,464,432 common shares (2007 – 33,315,536) issued and outstanding.  There are no preferred shares issued or outstanding at September 30, 2008, 2007 or 2006.

c)  Private placements

    i)            Year ended September 30, 2007

During the year ended September 30, 2007, the Company issued 4,430,588 units pursuant to a brokered private placement for net proceeds of $16,025,308 and issued 426,559 warrants to agents in consideration for services received.  Each unit consisted of one common share and one common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of US$4.00 per share before expiry on March 30, 2009.  The net proceeds of $16,025,308 were allocated $11,063,482 to common shares issued and $4,961,826 to the common share purchase warrants on a relative fair value basis.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 72%; risk-free interest rate of 3.95%; and expected life of two years.  All warrants remain outstanding at September 30, 2008.

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

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

During the year ended September 30, 2007, 2,225,000 share purchase warrants issued during the year ended September 30, 2006 were exercised.

d)  Warrants

The following table summarizes activity related to the Company’s issued share purchase warrants during the years ended September 30, 2008, 2007 and 2006:

	Number of warrants	Average exercise price
Balance, September 30, 2005	2,231,475	$1.20
Warrants issued related to private placement of units	2,225,000	1.50
Cancelled on expiry date	(984,600)	1.20
Common shares issued on exercise	(1,246,875)	1.20
Balance, September 30, 2006	2,225,000	1.50
Warrants issued related to private placement of units	4,857,147	4.00
Common shares issued on exercise of warrants	(2,225,000)	1.50
Balance, September 30, 2007	4,857,147	$4.00

Balance, September 30, 2008	4,857,147	$4.00

e)  Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the “Plan”).  The Plan authorizes a maximum of 10% (3,346,443) of the Company’s issued and outstanding common shares to be reserved for issuance.  The term of the options granted under the plan is five years and options are subject to various vesting requirements. Under the terms of the Plan one-eighteenth of the options granted vest each month with the first eighteenth vesting on the date of grant.

The following table summarizes activity under the Company’s stock option plan for the years ended September 30, 2008, 2007 and 2006:

	Number of options	Average exercise price
Balance, September 30, 2005 (1,237,344 options exercisable)	1,535,677	$1.60
Granted	615,000	1.30
Expired	(414,000)	1.50
Forfeited	(159,667)	1.70
Balance, September 30, 2006 (1,079,233 options exercisable)	1,577,010	1.40
Granted	745,000	2.32
Exercised	(611,572)	1.46
Forfeited	(108,173)	1.34
Balance, September 30, 2007 (1,273,609 options exercisable)	1,602,265	1.81
Granted	1,465,300	3.35
Exercised	(148,896)	1.38
Forfeited	(34,800)	3.11
Balance, September 30, 2008	2,883,869	$2.60

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at September 30, 2008:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.25	311,376	2.43	$1.25	311,376	$1.25
$1.50	420,000	1.47	$1.50	420,000	$1.50
$2.32	713,993	3.20	$2.32	713,993	$2.32
$3.35	1,434,500	4.45	$3.35	521,181	$3.35
$3.65	4,000	4.54	$3.65	1,332	$3.65
$1.25 - $3.65	2,883,869	3.49	$2.60	1,967,882	$2.25

The total intrinsic value of options exercised during the year ended September 30, 2008 was $356,392 (2007 - $1,673,865; 2006 - $Nil).  The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

	Number of shares	Weighted average exercise price	Weighted averag remaining contractual life (years)	Aggregate intrinsic value
As at September 30, 2006
Options outstanding	1,577,010	$1.40	3.10	$1,809,611
Options vested and expected to vest	1,577,010	$1.40	3.10	$1,809,611
Options exercisable	1,079,233	$1.50	2.60	$1,173,639
As at September 30, 2007
Options outstanding	1,602,265	$1.81	3.46	$2,692,645
Options vested and expected to vest	1,602,265	$1.81	3.46	$2,692,645
Options exercisable	1,273,609	$1.68	3.30	$2,303,478
As at September 30, 2008
Options outstanding	2,883,869	$2.60	3.49	$458,160
Options vested and expected to vest	2,883,869	$2.60	3.49	$458,160
Options exercisable	1,967,882	$2.25	3.04	$458,160

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

f)  Stock-based compensation

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model.  The following table provides the weighted average grant-date fair value and the weighted average assumptions used in applying the Black-Scholes option pricing model for the years ended September 30, 2008, 2007 and 2006:

	2008	2007	2006
Expected volatility	77%	72%	74%
Risk-free interest rate	3.35%	3.86%	4.17%
Expected life (years)	4.0	3.0	1.5
Expected dividend yield	0%	0%	0%

Weighted average grant-date fair value ($ per share)	$1.98	$1.41	$0.46

The total fair value of stock options granted during the year ended September 30, 2008 was $2,896,237 (2007 - $1,052,570; 2006 - $282,900).

During the year ended September 30, 2008, the Company recognized compensation expense of $1,511,504 (2007 - $799,750; 2006 - $215,084) for stock options issued to employees.  The total income tax benefit recognized in the statement of loss for stock-based compensation is $Nil for all periods presented.

12.	Revenue

Description	2008	2007	2006

Transaction fees	$11,635,172	$4,823,523	$1,687,204
Installation fees	3,933,413	1,362,452	1,239,930
Membership fees	802,105	866,082	751,408
Archive fees	210,901	60,010	111,561
Professional fees	467,996	399,261	285,048
Total	$17,049,587	$7,511,328	$4,075,151

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

13.	Segment information

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

The Company’s sales by geographical area are as follows:

Description	2008	2007	2006

Canada	$4,161,178	$3,921,042	$3,465,661
United States	4,384,105	1,460,170	592,124
United Kingdom	8,441,973	2,119,190	-
Other	62,331	10,926	17,366

Total	$17,049,587	$7,511,328	$4,075,151

Revenue is attributable to the geographic location of the Company’s customer. As at September 30, 2008 and September 30, 2007, the Company’s assets by geographical location are as follows:

	Canada	United Kingdom	Total
September 30, 2008
Property and equipment	$6,484,044	$302,606	$6,786,650
Goodwill and intangible assets	$4,083,209	$2,529,822	$6,663,031

September 30, 2007
Property and equipment	$2,354,737	$405,808	$2,760,545
Goodwill and intangible assets	$1,800,875	$9,133,970	$10,934,845

Major customers representing 10% or more of the Company’s sales for the year are as follows:

Description	2008	2007	2006

Customer A	$4,982,339	$3,251,591	$2,605,949
Customer B	$1,806,567	$1,147,221	-
Customer C	$3,621,110	$982,741	-
Customer D	$2,550,398	$918,537	-

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

14.	Capital lease obligations

During the year ended September 30, 2008, the Company entered into a capital lease to acquire certain items of computer equipment.  The amount outstanding under this capital lease at the period end is as follows:

	2008	2007

Computer equipment under capital lease, bearing interest at 20.51% per annum	$865,947	$-

Minimum payments

Future minimum lease payments at September 30, 2008 are as follows:

	2008	2007

2009	$490,072	$-
2010	490,072	-
2011	122,518
	1,102,662	-

Less: Amounts representing interest	(236,715)	-
Present value of lease obligation	865,947	-

Less: Current portion	(490,072)	-

Long-term portion of lease obligation	$375,875	$-

15.	Loan payable

During the year-ended September 30, 2008, the Company was provided with an unsecured loan from a Director and Officer totalling £500,000 ($943,450).  The loan, which is denominated in Sterling bears interest at a rate equal to the Bank of England base rate, plus 3.2% and falls due for repayment on May 15, 2009. At September 30, 2008, the total amount, including interest of this loan balance was $969,886.  During the year ended September 30, 2008, interest expense of $20,152 was recorded relating to this loan.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

16.	Commitments

The Company has entered into agreements to lease premises and services for periods to 2013.  The annual rent for premises includes minimum rent plus realty taxes and operating expenses.  Minimum payments for each of the remaining five years are as follows:

	Property leases	Other service agreements	Total
2009	$303,672	$1,381,187	$1,684,859
2010	152,440	1,303,891	1,456,331
2011	152,440	1,098,132	1,250,572
2012	152,440	1,047,552	1,199,992
2013	88,923	261,888	350,811
	$849,915	$5,092,650	$5,942,565

During the year ended September 30, 2008, the Company incurred operating lease expenses of $1,796,582 (2007 - $217,848).

At September 30, 2008, the Company was committed to purchasing items of equipment with a cost of $1,487,260.

17.	Supplementary cash flow information

Net change in non-cash working capital items

	2008	2007	2006

Accounts receivable	$(218,707)	$257,414	$(894,101)
Prepaid expenses and other current assets	71,768	546,608	(23,383)
Accounts payable and accrued liabilities	221,924	(23,327)	83,745
Changes in deferred expenses	36,922	67,353	(157,157)
Changes in deferred revenue	542,191	303,220	38,554

	$654,098	$1,151,268	$(952,342)

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

Supplementary information

	2008	2007	2006

Interest paid	$103,989	$(3,347)	$(4,244)
Interest received	$134,848	$394,535	$23,362
Taxes paid	$-	$-	$-

Non-cash activities consist of:

Increase in accounts payable related to acquisition of equipment	$123,798	$613,799	$-
Equipment purchased through capital leases	$1,248,464	$-	$-
Expiry of unexercised warrants	$-	$-	$440,082
Non-cash portion of common shares issued on exercise of options and warrants	$116,116	$880,831	$258,791

18.	Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom.  The Company’s cash equivalents consist primarily of deposit investments with commercial banks in the United Kingdom.  Of the amounts held with financial institutions on deposit, $258,435 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $2,412,553 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers located in Canada, the United States and the United Kingdom.  Credit risk from accounts receivable encompasses the default risk of retail customers.  The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company.  In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant.  The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2008, four customers each account for 10% or more of total trade accounts receivable (2007 – four customers).

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

Financial assets past due

At September 30, 2008, the Company has a provision of $145,000 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At September 30, 2008

	Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet $

Trade accounts receivable	2,748,760	277,793	131,361	778,052	3,935,966
Other	18,014	-	-	-	18,014

The definition of items that are past due is determined by reference to terms agreed with individual customers.  Of the 91 days+ balance outstanding at September 30, 2008, 74% has been subsequently collected as at December 16, 2008.  None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis.  Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage.  Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms.  At September 30, 2008, the Company had a provision for doubtful accounts of $145,000 which was made against trade accounts receivable in excess of twelve months old and where collection efforts to date have been unsuccessful.  All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom.  The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At September 30, 2008, the Company has a short-term credit facility of £1,000,000 ($1,886,900), of which £500,000 ($943,450) had been drawn at September 30, 2008 (note 15) and has utilized a capital lease to acquire items of equipment. The lease obligation that remained outstanding at September 30, 2008 was $865,947 (note 16).  The Company uses this short-term loan facility and cash and cash equivalents to settle its financial obligations as they fall due.  The ability to do this relies on the Company collecting its accounts receivables in a timely manner and by maintaining sufficient cash on hand.

Traditionally, the quarter ended December 31 each year is the busiest of the year for the Company with a large increase seen in the number of transactions processed through both the online and in-store solutions offered to the Company’s retail customers.  It is expected that additional cash generated throughout the period ended December 31, 2008 will result in a strengthening of the balance sheet position and will help fund operations in future periods.

At September 30, 2008, the Company’s accounts payable and accrued liabilities were $7,480,801, of which $4,329,635 are denominated in UK£, all of which fall due for payment within normal terms of trade which is generally between 30 and 60 days.

The Company manages liquidity risk through ongoing review of accounts receivable balances and the following up of amounts past due and the management of its cash and cash equivalents and their allocation between cash on hand and short-term deposit.

Although the global economy, and in particular the economic conditions in both North America and the United Kingdom our two most significant markets, has suffered significant downturns in recent months, with consumer confidence being reported to be at record lows,  the Company has not, to date, experienced any decline in consumer purchasing through their hosted websites.  Further weakening of global economic conditions could impact the achievement of management’s plans to the extent that our retail partners are negatively impacted, resulting in an overall decline of printed photographs and gift products.

In past years, the Company has relied on its ability to raise additional financing through the sale of common shares in order to fund its rapid expansion and growth plans.  The recent problems seen in the global credit markets has resulted in a drastic reduction in the ability of companies to raise capital through the public markets and while management does not plan on raising any additional funds through this channel, should circumstances change in the future, its ability to do so may be impaired.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiary, Pixology.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and its loan payable.  The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest.  When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

The Company’s loan payable bears interest at a rate based on the United Kingdom Base Rate plus a premium of 3.2%.  The Company does not have in place any financial instruments to mitigate the possible adverse effects of an increase in the underlying Base Rate.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks.  The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At September 30, 2008, through its wholly owned subsidiary, the Company had cash and cash equivalents of $2,320,800, accounts receivable of $1,175,880 and accounts payable of $4,329,635 which were denominated in UK £.  In addition, at September 30, 2008, the Company had cash and cash equivalents of $309,519, accounts receivable of $2,243,358 and accounts payable of $910,300 which were denominated in US$ as well as a UK £ denominated loan outstanding of $969,886.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss for the period which a change in foreign exchange rates or interest rates during the year ended September 30, 2008 would have had.

This sensitivity analysis includes the following assumptions:

•	Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter
•	Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net loss $

Change of +/- 10% in US$ foreign exchange rate	+/- 164,175
Change of +/- 10% in UK£ foreign exchange rate	+/- 685,661

A change of 1% in the United Kingdom Base Rate would have an annual impact of approximately $9,400 on the Company’s net loss.

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances as well as a UK£ denominated loan balance.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation.  In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

19.	Capital management

The Company considers its share capital, warrants, contributed surplus, capital lease obligations and loans payable, as capital, which at September 30, 2008 totalled $84,023,171.

The Company manages its capital structure in order to ensure sufficient resources are available to meet day to day operating requirements; to allow it to enhance existing product offerings as well as develop new ones and to have the financial ability to expand the size of its operations by taking on new customers.  In managing its capital structure, the Company takes into consideration various factors, including the seasonality of the market in which it operates the growth of its business and related infrastructure and the upfront cost of taking on new clients.

The Company’s Officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information.  The Company’s Board of Directors are responsible for overseeing this process.

Methods used by the Company to manage its capital include the issuance of new share capital and warrants which has historically been done through private placements primarily with institutional investors.

The Company is not subject to any externally imposed capital requirements.

20.	Related Party Transactions

During the year ended September 30, 2008, the Company advanced loans to officers of the Company in the amount of $68,000 with interest payable at a rate of 7% per annum. Included in accounts receivable at September 30, 2008 is $18,014, comprising an amount of $17,000 representing a portion of the principal which remains outstanding and $1,014 representing interest accrued on that principal. This amount falls due for repayment within one year from the date of issue.  At September 30, 2007, an amount of $48,615 was due from an officer of the Company.  This amount was repaid in full on October 25, 2007.  During the year ended September 30, 2008, interest income of $3,931 was earned on these loan balances.

During the year ended September 30, 2008, the Company incurred legal fees of $134,480 (2007 - $280,094) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at September 30, 2008 included $23,217 (2007 - $47,334) related to these services.

During the year ended September 30, 2008, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $70,685 (2007 - $26,760) with a company of which a director of the Company is Chairman and Chief Executive Officer.  Accounts payable and accrued liabilities at September 30, 2008 included $9,844 (2007 - $8,920) related to these services.  The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

21.	Pension plan

The Company has a defined contribution pension plan with respect to certain employees in the United Kingdom where the Company’s obligation is limited to making regular contributions on behalf of the eligible employees.  During the year ended September 30, 2008, the Company made contributions of $82,249 (2007 - $69,162) into this plan.

22.	Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“US GAAP”).

a)	Statements of loss and comprehensive loss

Net loss from operations, separately identifying revenue earned from the sale of tangible products and the sale of services, together with the respective costs associated with those sales is as follows:

	2008	2007	2006

Revenue
Service revenue	$11,994,709	$6,289,455	$4,075,151
Product revenue	5,054,878	1,221,873	-
	17,049,587	7,511,328	4,075,151

Expenses
Network delivery – service revenue	3,647,579	1,580,025	1,800,882
Network delivery – product revenue	3,761,946	943,149	-
Software development	6,914,291	4,178,111	2,299,859
General and administration	4,603,450	3,199,727	1,462,664
Sales and marketing	1,140,028	1,134,350	738,013
Amortization	5,259,053	1,223,454	402,600
	25,326,347	12,258,816	6,704,018

Net loss from operations	$(8,276,760)	$(4,747,488)	$(2,628,867)

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

The reconciliation between Canadian GAAP and US GAAP of the net loss for the year is as follows:

	2008	2007	2006

Net loss for the period under Canadian GAAP	$(8,717,026)	$(6,072,236)	$(2,632,301)
Change in fair value of embedded foreign currency derivatives relating to warrants (d)	4,671,206	268,089	-
Net (loss) for the year under U.S. GAAP	(4,045,820)	(5,804,147)	(2,632,301)

Other comprehensive loss:

Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(346,964)	(809,569)	-
Comprehensive loss under U.S. GAAP	$(4,392,784)	$(6,613,716)	$(2,632,301)
Basic and fully diluted loss per share under U.S. GAAP	$(0.12)	$(0.19)	$(0.12)

b)	Balance sheets

	2008		2007
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Assets

Current assets	$7,120,890	$7,120,890	$11,973,425	$11,973,425
Intangible assets	5,164,492	5,164,492	6,067,614	6,067,614
Goodwill (note f)	1,498,539	8,009,602	4,867,231	11,378,294
Other long-term assets	6,839,532	6,839,532	2,850,349	2,850,349

Total assets	$20,623,453	$27,134,516	$25,758,619	$32,269,682

Liabilities & Shareholders’ Equity

Liabilities

Current liabilities	$9,598,804	$9,598,804	$7,855,584	$7,855,584
Warrants liability (note d)	-	22,531	-	4,693,737
Long-term liabilities	760,992	760,992	291,909	291,909

Shareholder’s Equity

Share capital	65,614,347	65,506,187	65,293,214	65,185,054
Warrants (note d)	4,961,826	-	4,961,826	-
Contributed surplus (note d)	11,611,165	13,969,166	10,215,777	12,573,778
Deficit (note d, f)	(70,767,148)	(61,566,631)	(62,050,122)	(57,520,811)
Accumulated other comprehensive loss	(1,156,533)	(1,156,533)	(809,569)	(809,569)

	$20,623,453	$27,134,516	$25,758,619	$32,269,682

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

(c) Stock-based compensation

Effective October 1, 2004, the Company adopted Financial Accounting Standard (“FAS”) No. 123, Accounting for Stock-Based Compensation, as subsequently revised by FAS No. 123(R) (“FAS 123(R)”), Share-Based Payment, effective October 1, 2006. The adoption of FAS 123(R), effective October 1, 2006 under the modified prospective method, had no material impact on the Company’s financial position or results of operations. Under US GAAP, the Company recognizes the grant-date fair value of stock-based compensation awards granted to employees and directors over the requisite service period for all awards granted, modified, repurchased or cancelled after October 1, 2004 and the unvested portions of outstanding awards as at October 1, 2004. The Company also adopted CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments effective October 1, 2004 for awards granted on or after October 1, 2002.

As a result of these new accounting standards in Canada and the United States, there are no material GAAP differences related to the Company’s stock-based compensation awards during the period ended June 30, 2008 and 2007.

At September 30, 2008, the total compensation cost related to non-vested awards not yet recognized was $1,800,048, (2007 - $467,809) which will be recognized over the remaining vesting period of 11 months.

(d) Warrants Liability

Under US GAAP, the Securities Exchange Commission (“SEC”) determined that it is not possible to treat as equity, warrants whose exercise price currency denomination is different from the functional currency of the entity. The SEC generally views such instruments as derivative liabilities. Therefore, the Company applied EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, and allocated the fair value of warrants issued whose exercise price currency denomination is different than the Company’s functional currency as a liability, to be carried at fair value, with changes in fair value to be recorded in operations. The change in fair value of these warrants for the year ended September 30, 2008 was $4,671,206 (2007 - $268,089) and was recognised through the statement of loss.

(e) Cash flow statements

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to US GAAP under the accommodation provided by the SEC.

(f) Redemption of Limited Partnership units

During the year ended September 30, 2004, the Company redeemed limited partnership units and recorded the cost as a charge to deficit for Canadian GAAP purposes. Under US GAAP, the Company applied SFAS No. 141, “Business Combinations”, and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. The Company applies SFAS No. 142, “Goodwill and Other Intangible Assets”, in determining if there is any impairment in value. As at June 30, 2008, no impairment in value has been recorded to date.

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

(g) Income taxes

The Company follows the liability method with respect to accounting for income taxes. Deferred tax assets and liabilities are determined based on temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates that will be in effect when these differences are expected to reverse. Deferred income tax assets are reduced by a valuation allowance, if based on the weight of available evidence; it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In July 2006, the Financial Accounting Standards Board (the “FASB”) issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or “FIN 48”, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure requirements for uncertain tax positions. The Company adopted the provisions of FIN 48 beginning October 1, 2007.

We file income tax returns in the U.S., Canada and the United Kingdom. We are subject to income tax examination by tax authorities in all jurisdictions from our inception to date. Our policy is to recognize interest expense and penalties related to income tax matters as tax expense. At September 30, 2008, we do not have any significant accruals for interest related to unrecognized tax benefits or tax penalties. Based on the Company’s evaluation, there are no significant uncertain tax positions requiring recognition or measurement in accordance with FIN 48.

(h) Recent U.S. announcements

FASB 157 – Fair Value Measurement

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

FASB Staff Position 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

Issued in February 2008, this FASB Staff Position (FSP) amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, Business Combinations, or No. 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases. The Company is currently evaluating the impact of FSP FAS No. 157-1 on its consolidated financial position and results of operations

FASB Staff Position 157-2, Effective Date of FASB Statement No. 157

Issued in February 2008, this FASB Staff Position (FSP) delays the effective date of FASB Statement No. 157, Fair Value Measurements, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

FASB 159 – The Fair Value for Financial Assets and Financial Liabilities

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

FASB 141(R) – Business Combinations

In December 2007, the FASB issued FAS No. 141(R), Business Combinations ("FAS 141(R)”). FAS 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. FAS 141(R) also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for the Company in fiscal years beginning October 1, 2009. This standard will only be applicable to acquisitions after October 1, 2009. The Company has not yet evaluated this statement for the future impact of FAS 141(R).

PhotoChannel Networks Inc.
Consolidated Statements of Financial Statements
For the Years Ended September 30, 2008, 2007 and 2006
(expressed in Canadian dollars)

FASB 160 – Non-controlling Interests in Consolidated Financial Statements

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

FASB 162 – The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities.  For non-governmental entities, the guidance in FAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles and becomes effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.  The Company does not expect the adoption of FAS No. 162 to have a significant impact on its consolidated financial position and results of operations

FASB Staff Position 142-3, Determination of the Useful Life of Intangible Assets

This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP).

This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited.  The guidance for determining the useful life of a recognized intangible asset in paragraphs 7–11 of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in paragraphs 13–15 shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date.