Form 20-F
period 2009-09-30
PNI DIGITAL MEDIA INC
filed 2010-03-17
CIK 1036642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE
             SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934
             For the fiscal year ended September 30, 2009

OR

☐          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934
             For the transition period from _______________ to _______________

OR

☐          SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934
             Date of event requiring this shell company report _______________

Commission file number 0-30148

PNI DIGITAL MEDIA INC
(Exact name of Registrant specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

590 - 425 Carrall Street
Vancouver, British Columbia, Canada V6B 6E3
(Address of principal executive offices)

Simon Bodymore, 604 893 8955, sbodymore@pnimedia.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class None	Name of each exchange on which registered Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.         None

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of business of the period covered by the annual report.

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

Yes  ☒                                 No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐               Accelerated Filer ☐                  Non Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If "Other" has been checked in response to the previous question, Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                           Item 18 ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes  ☒                                 No  ☐

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following table summarizes certain selected consolidated financial data for each of the five financial years ended September 30, 2009. The selected financial data set forth below with respect to our consolidated statements of operations for each of the three financial years in the period ended September 30, 2009 and with respect to the consolidated balance sheets as at September 30, 2009 and 2008, are derived from our audited consolidated financial statements included elsewhere in this annual report. With the exceptions of weighted average number of shares and basic diluted net loss per common share data, consolidated statements of operations data for the years ended September 30, 2006 and 2005, and consolidated balance sheet data as at September 30, 2007, 2006 and 2005, have been derived from our consolidated financial statements that have not been included in this annual report. Weighted average number of common shares and basic diluted net loss per common share data have been adjusted to reflect the consolidation of our common shares on a one-new-common-share-for-10-old-common-shares basis on November 2, 2006, applied retroactively.

Readers should read the following selected financial data in conjunction with our consolidated financial statements and the notes thereto appearing in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Readers are referred to Note 23 in the accompanying September 30, 2009 consolidated financial statements for a quantitative and qualitative reconciliation of the measurement differences between Canadian GAAP and generally accepted accounting principles in the United States ("US GAAP"), as it relates to us.

The data is expressed in Canadian dollars ("CDN$"), unless otherwise described. We refer readers to "Currency and Exchange Rates" below for a history of exchange rates between the Canadian dollar and the U.S. dollar.

Selected Financial Data:
Under Canadian GAAP	For the years ended September 30th
Item	2009	2008	2007	2006	2005
Revenue	$24,446,569	$17,049,587	$7,511,328	$4,075,151	$2,116,503
Loss from operations	($1,902,296)	($8,153,568)	($4,747,488)	($2,628,867)	($3,163,950)
Net loss for the year	($1,769,666)	($8,717,026)	($6,072,236)	($2,632,301)	($3,147,967)
Comprehensive loss	($2,422,327)	($9,063,990)	($6,881,805)	($2,632,301)	($3,147,967)
Basic and fully diluted net loss per common share	($0.05)	($0.26)	($0.20)	($0.12)	($0.18)
Total assets	$21,136,975	$20,623,453	$25,758,619	$4,883,304	$1,608,252
Net assets (liabilities)	$10,192,534	$10,263,657	$17,611,126	$3,434,762	$282,009
Capital Stock	$66,017,456	$65,614,347	$65,293,214	$49,115,790	$43,625,343
Weighted average number of Common Shares (1)	33,610,843	33,383,866	29,877,739	22,804,712	17,868,286
Common shares issued and outstanding (1)	34,243,182	33,464,432	33,315,536	26,048,359	20,351,484
Long term obligations and redeemable preferred stock	176,056	Nil	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil

(1)   See Item 3.A.

The above selected financial data in accordance with U.S. GAAP is indicated below:
	For the years ended September 30th
Item	2009	2008	2007	2006	2005
Revenue	$24,446,569	$17,049,587	$7,511,328	$4,075,151	$2,116,503
Loss from operations	($1,957,373)	($9,240,145)	($4,747,488)	($2,628,867)	($3,163,950)
Net loss for the year	($1,747,135)	($4,045,820)	($5,804,147)	($2,632,301)	($3,139,367)
Comprehensive loss	($2,399,796)	($4,392,784)	($6,613,716)	($2,632,301)	($3,139,367)
Basic and diluted net loss per common share	($0.05)	($0.12)	($0.19)	($0.12)	($0.18)
Total assets	$27,648,038	$27,134,516	$32,269,682	$11,394,367	$8,119,315
Net assets (liabilities)	$16,703,597	$16,752,189	$19,428,452	$9,945,825	$6,793,072
Capital Stock	$65,909,296	$65,506,187	$65,185,054	$49,007,630	$43,517,183
Weighted average number of common shares outstanding(1)	33,610,843	33,383,866	29,877,739	22,804,712	17,868,286
Common shares issued and outstanding (1)	34,243,182	33,464,432	33,315,536	26,048,359	20,351,484
Long term obligations and redeemable preferred stock	176,056	Nil	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil

(1)   See Item 3. A.

Currency and Exchange Rates

All dollar amounts set forth in this annual report are in Canadian dollars, unless we indicate otherwise.

The rate of exchange for the U.S. dollar, expressed in Canadian dollars, as of March 12, 2010, was $1.0187, based on the noon buying rate as published by the Bank of Canada:

The following table sets forth the high and low exchange rates for each month during the previous six months, based on the noon buying rate as published by the Bank of Canada:

Previous Six Months

	September 2009	October 2009	November 2009	December 2009	January 2010	February 2010
High Rate	1.1065	1.0845	1.0865	1.0713	1.0657	1.0734
Low Rate	1.0613	1.0292	1.0416	1.0405	1.0251	1.0420

The following table sets forth:

  the rates of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of each of the periods indicated;

  the average of the exchange rates in effect on the last day of each month during such periods; and

  the high and low exchange rate during such periods, in each case based on the noon buying rate as published by the Bank of Canada.

Years ending September 30

	2009	2008	2007	2006	2005
Rate at end of Period	1.0722	1.0382	0.9929	1.1142	1.1713
Average Rate During Period	1.1804	1.0090	1.1143	1.1435	1.2235
High Rate	1.3000	1.0819	1.1873	1.1975	1.2755
Low Rate	1.0609	0.9057	0.9914	1.0926	1.1620

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

Risks Relating to the Business

The Following Risks Relate to Our Business Operations

In the past we have relied on the proceeds of financings to fund our operations. In the past, we had negative cash flows from operations, including up to the year ended September 30, 2008. Currently we have a positive cash flow from operations for the year ended September 30, 2009 and while we believe we will generate sufficient cash flow to meet our expected cash requirements for fiscal 2010, if we are unable to continue to generate positive cash flow from operations or continue to raise funds, we may be required to limit or curtail operations in the future.

Since inception we have operated at a loss and, at September 30, 2009, had an accumulated deficit of Cdn$72,536,814 and a working capital deficiency of Cdn$1,129,741. The successful implementation of our business strategy depends on numerous factors including economic, competitive and other conditions and uncertainties, the ability to hire and retain qualified personnel, the ability to obtain financing for continued development and commercialization of our products. Adverse economic or competitive conditions or the failure to hire and retain qualified personnel or obtain financing if required could affect our operations in the future.

Although for the year ended September 30, 2009 we recorded an operating loss, we are currently generating sufficient revenues to cover our operating expenses. However, if our revenue growth slows or declines and our expenses do not slow or decline at an equal or greater rate we may be unable to continue to generate positive cash flows. If we are unable to generate positive cash flow from operations or raise the funds necessary to continue existing operations, we may be required to either limit or curtail operations.

As of September 30, 2009, we had cash and cash equivalents of approximately Cdn$4,237,284 The cash available, along with anticipated positive cash flow from operations are expected to meet our requirements for fiscal 2010. See "Item 5 - Operating and Financial Review and Prospects - B. Liquidity and Capital Resources".

Our business has traditionally been primarily focused on the Canadian marketplace. However, as we enter the United States, the United Kingdom and other jurisdictions and should our product set be accepted, we could have significant exposure to foreign exchange rates, which may adversely impact our business.

Until 2007 we had been focused on the Canadian marketplace. During the past two fiscal years we have added a number of large new customers in the United States marketplace, including Costco USA, SAMS Clubs USA and CVS/pharmacy. As a result of this we are now more concentrated in the United States marketplace. The United States marketplace for photofinishing is approximately ten times the size of the Canadian marketplace and due to our recent success in the United States market, a substantial portion of our operations is based on sales and services rendered to customers in the United States. Further, with our acquisition of Pixology in July 2007 and our acquisition of WorksMedia in March 2009, we have expanded into the United Kingdom. Although Pixology has lost customers since this acquisition and may lose additional customers going forward, we continue to expect a significant portion of our sales and services will be rendered to customers in the United Kingdom. Finally, during the past two fiscal years we have begun expanding the delivery of our service to customers outside of Canada, the United States and the United Kingdom to countries such as China, Australia, South Africa and other parts of Europe and as a result our financial performance will be affected by fluctuations in the value of the Canadian dollar against the currencies in the other jurisdictions in which we operate. We record the financial results for the operations of our UK subsidiary in United Kingdom pounds and also undertake certain transactions with our United States customers in U.S. dollars. Sales to other jurisdictions around the world are conducted either in United Kingdom pounds, Canadian dollars or United States dollars. Our consolidated financial results are reported in Canadian dollars. As a result, our earnings and financial position are affected by foreign exchange rate fluctuations, specifically changes in the value of the Canadian dollar, through translation risk and transaction risk. Translation risk is the risk that financial statements for a particular period, or at a certain date, depend on the prevailing exchange rate of the local currencies against the Canadian dollar. Transaction risk is the risk that the exchange rate at which a transaction is initially recorded will be different from the rate at which it is settled. At the present time, we have no plan or policy to utilize forward contracts or currency options to minimize or hedge this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

Our operating results are affected by the seasonal nature of our business.

Our business is seasonal, with a significant proportion of our recurring revenues being generated during our first fiscal (fourth calendar) quarter. As a result, any stoppages or interruptions in the provision of our Network to our customers during our first fiscal (fourth calendar) quarter could have an adverse effect on our operating results and our relationships with our customers. In addition, our rapid growth may have overshadowed seasonal or cyclical fluctuations in the economy which might have influenced our business to date; accordingly, our past performance may not reflect the true seasonal nature of our business, or the effect of general economic conditions on our business.

Our quarterly results may fluctuate.

Our future revenues and operating results may vary significantly from quarter to quarter due to a number of factors, some of which are outside of our control. Factors that could cause results to vary include:

  demand for services, including seasonal and holiday demand, and reduction in demand as a result of general market or economic conditions;

  the ability of our customers to attract and retain visitors to their websites;

  the ability of our customers to encourage repeat purchases from their customers;

  the pricing and marketing strategies of our customers;

  the cost of expanding or enhancing the services we provide to our customers;

  volatility in our stock price, which may lead to higher stock based compensation expense for future stock option grants;

  consumer preferences for digital photography; and

  improvements in the quality, cost and convenience of desktop printing of digital pictures and products.

Based upon the factors cited above, quarter to quarter comparisons of our operating results may not be a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors, which may result in a decline in the market price of our common shares.

In the past we have identified deficiencies with our internal controls and there remain areas of our internal and disclosure controls that require improvement. If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may be adversely impacted.

 We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a management report on such company's internal controls over financial reporting in the company's annual report, which contains management's assessment of the effectiveness of the company's internal controls over financial reporting. In addition, companies classified as accelerated filers must have an independent registered public accounting firm attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. In the last two fiscal years, we concluded that our internal controls over our financial reporting were not effective. The deficiencies identified related to management's application of certain complex GAAP requirements. As a result of this, management concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of September 30, 2008 and September 30, 2007. Following the identification of this deficiency, we undertook remedial steps and plan to continue to take additional remedial steps to improve our internal and disclosure controls. There can be no guarantee that the measures taken will be sufficient to ensure accurate financial reporting in the future. A failure to provide accurate financial results may result in loss of investor confidence and may adversely impact the price of our common shares. In addition, our failure to maintain adequate internal and disclosure controls could lead to sanctions by the Securities and Exchange Commission and other regulatory bodies under the applicable legislation, including the Foreign Corrupt Practices Act of 1977.

If our solutions are not accepted in the marketplace, our business could be materially and adversely affected.

Acceptance of printing of digital images, business and social stationary through an online platform linked to retailers' locations is still developing. While we believe we are seeing increased acceptance of our services and business model, there can be no assurance that our services will continue to grow at the pace seen over the last ten years, or that our new services will receive widespread market acceptance. Even if our services continue to grow and attain widespread acceptance, there can be no assurance we will be able to meet the demands of our customers on an ongoing basis. Our operations may be delayed or halted as a result of failure to perform as described. Such delays or failure would seriously harm our reputation and future operations. If our product does not continue to be accepted in the market place, our business could be materially and adversely affected.

There can be no assurance that the market for our new services in business printing and social stationary will emerge to a profitable level or be sustainable. There can be no assurance that any increase in marketing and sales efforts will result in a larger market or increase in market acceptance for our services. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our proposed services do not achieve or sustain market acceptance, our proposed business, results of operations and financial condition will be materially and adversely affected.

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

We generate a significant portion of our revenue from a small number of customers. During fiscal 2009, we earned Cdn$20,622,547 from four (4) customer groups, representing 84% of our total revenue for the year. While we are working to expand our customer base, there can be no assurance we will be able to reduce our reliance on these key customers. If our existing customers do not elect to renew their contracts with us at the expiry of their current term, our recurring revenue base will be reduced, which could have a material adverse effect on our results of operations.

If we are unable to respond to rapid technological change and improve our products, our business could be materially and adversely affected.

The market for our service is characterized by:

  rapidly changing technology;

  evolving industry standards; and

  frequent introduction of new services which may be comparable or superior to our services.

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

In order to remain competitive, we must continually invest in improving our solutions, and adding new products and services. We may need to expend significant resources in order maintain our competitive position. The cost to improve our solutions and add new products and services may adversely affect our financial results.

We may have difficulty in managing our growth.

Expected rapid growth in all areas of our business may place a significant strain on our operational, technical and management resources. As a result of such growth, we expect that operating expenses and staffing levels may increase in the future. To manage our growth, we must expand our operational and technical capabilities and manage our employee base, while effectively administering multiple relationships with various third parties, including affiliates. We cannot assure that we will be able to effectively manage our growth. The failure to effectively manage our growth could result in an inability to meet our customer demands, leading to customer dissatisfaction and loss. Loss of customers could adversely affect our operating results. There is no guarantee that the expansion of our operations will result in an increase in revenue.

We compete with others who provide products comparable to our products. If we are unable to compete with current and future competitors, our business could be materially and adversely affected.

We operate in a competitive market place. Our success is dependent upon our ability to maintain our current customers and obtain additional customers. Digital print services are provided by a wide range of companies. Competitors in the market for the provision of digital print services for retailers include Snapfish (a Hewlett-Packard ("HP") service), LifePics and Storefront.com Online Inc. In addition, end users have a variety of ways in which to obtain their prints, including through kiosk services provided by our competitors at many retailers, online services such as Kodak Easyshare, Snapfish and Shutterfly, Internet portals and search engines such as Yahoo!, AOL and Google that offer digital photography solutions, and home printing solutions offered by Hewlett Packard, Lexmark, Epson, Canon and others. Many of our competitors have:

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

Certain competitors have the ability to offer discounted printing services. While we are not directly affected by discounts in the price charged to consumers by our customers, consumers may determine not to print their photos through our retail customers' services, resulting in fewer transactions through such retailers, and reduced revenue to us.

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

We rely on third parties for the development and maintenance of the Internet and the availability of increased bandwidth to users.

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

Our technology may contain undetected errors that could result in limited capacity or an interruption in service.

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

We may divert our resources to develop new product lines, which may result in fluctuations in our expenditures.

In order to remain competitive, we must continually develop new product lines for our customers. We will continue to develop new product lines, such as online printing of business and social stationary, and expand current product lines, during calendar 2010. The development of new product lines may result in increased expenditures during the development and implementation phase, which could negatively impact our results of operations. In addition, we are a small company with limited resources and diverting these resources to the development of new product lines may result in reduced customer service turn around times and delays in deploying new customers. These delays could adversely affect our business and results of operations.

We may undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of existing shareholders.

We may pursue acquisitions of businesses, technologies or services. Integrating newly acquired businesses, technologies or services is likely to be expensive and time consuming. To finance any acquisitions, it may be necessary to raise additional funds through public or private financings. Additional funds may not be available on terms favourable to us and, in the case of equity financings, would result in additional dilution to our existing shareholders. If we do complete any acquisitions, we may be unable to operate the acquired businesses profitably. If we are unable to integrate any newly acquired entities, technologies or services effectively, our business and results of operations may suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert management's attention. Future acquisitions by us could result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

The Following Risks Relate to Our Acquisition of WorksMedia

We continue to face a number of challenges in integrating and further developing the WorksMedia business. The risks associated with the acquisition of WorksMedia, include:

We made the offer to acquire WorksMedia for strategic reasons, which will only be realized if our operations and those of WorksMedia can be effectively integrated.

The acquisition of all of the outstanding shares of WorksMedia was made with the expectation that its successful completion will result in long-term strategic benefits. These anticipated benefits will depend in part on whether we can integrate the operations of PNI and WorksMedia in an efficient and effective manner. As at year end, our integration efforts are still in progress and the finalisation will involve further significant amounts of management's time and attention, and place further strain on our management, systems and resources. Continued additional risks with the acquisition include the maintenance of uniform standards, controls, procedures and policies and the potential impairment of relationships with employees and customers.

If we are unable to continue growing the WorksMedia business in a profitable manner, our business and financial results may be materially and adversely affected.

WorksMedia has a history of profitable operations since inception, however its main source of revenue comes from sales of software licences which are one-time sales and which are non-recurring in nature. Our purchase price of $2,531,410 for the Company was based on future revenue and profit projections and included a number of assumptions regarding the ability to meet those projections without a significant increase in costs. If these projections aren't met or require additional costs or management time to achieve our business and financial results may be materially and adversely affected.

If we are unable to make cash payments to the previous owners of WorksMedia on time we may be required to pass control of the business back to them.

Part of the consideration for the shares of WorksMedia is in the form of cash totalling approximately $2.1m which is payable in 13 equal instalments between March 2009 and March 2010. If the Company fails to make any of the cash payments, the vendors will have the right to the return of the WorksMedia business, and will retain all cash payments already made as well as any PNI Digital Media shares already issued to them in connection with the acquisition.

The Following Risks Relate To The Market For Our Common Shares

At present, there is a limited market for our common shares in the United States. If a substantial and sustained market for our common shares does not develop in the United States, our US shareholders' ability to sell their shares may be materially and adversely affected.

Our common shares trade in Canada on the TSX Venture Exchange and in the United States on the OTC Bulletin Board. Trading of these shares is presently concentrated in the United States marketplace, however, at present there is a limited trading market in the United States for our common shares and such is unlikely to develop further while we are quoted on the OTC Bulletin Board. We have no agreement with any broker-dealer to act as a market-maker for our common shares. One or more broker-dealers have become market makers in our shares quoted on the OTC Bulletin Board. However, there is no guarantee that this will continue. Any trading is currently limited to the non-NASDAQ over-the-counter market. We have made application for quotation on the NASDAQ Capital Market in the past, however, our share price being less than US$4.00 at the time of application precluded our acceptance onto this exchange. We may attempt to list again, if our share price appreciates and exceeds the US$4.00 minimum or at the discretion of our management and shareholders we may consider a consolidation of our shares to meet the minimum price criteria. Even if we met the minimum price criteria there can be no assurance that our application would be accepted or approved, as we also currently do not meet NASDAQ's listing requirement for the audit committee of our board of directors to be entirely comprised of independent directors. Further, there can be no assurance that our securities will ever qualify for such listing or listing on any other US stock market or stock exchange. Accordingly, there can be no assurance that any US market for our securities will develop or, that if developed, it will continue. The absence of such a US market may materially and adversely affect the ability of US shareholders to sell their shares.

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

  with a price of less than five US dollars per share;

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

On March 12, 2010, our common shares closed at a price of Cdn$1.64 on the TSX-V and US$1.61 on the OTC Bulletin Board. For the period from October 1, 2008 to September 30, 2009, the adjusted high and low trading prices of our common shares on the TSX-V were Cdn$2.29 and Cdn$1.12, respectively, with a total reported trading volume of 5,731,100 shares. For the same period, the adjusted high and low trading prices of our common shares on the OTC Bulletin Board were US$2.05 and US$0.89, respectively, with a total reported trading volume of approximately 16,427,900 shares. The trading volume of our shares on the OTC Bulletin Board may not be representative of actual trading volume due to double ticketing of orders that may have occurred on one or more days of the period analyzed.

Daily trading volume on the TSX-V of our common shares for the period from October 1, 2008 to September 30, 2009 has fluctuated, with a high of 224,000 shares and a low of zero shares, averaging approximately 22,833 shares. Daily trading volume on the OTC Bulletin Board in our common shares for the period from October 1, 2008 to September 30, 2009 has fluctuated with a high of 886,700 and a low of 400, averaging approximately 62,497. Accordingly, the trading price of our common shares may be subject to wide fluctuations in response to a variety of factors including announcement of material events by us such as the status of required regulatory approvals for our products, competition by new products or new innovations, fluctuations in our operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights. The trading price of our common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

  actual or anticipated period-to-period fluctuations in financial results;

  litigation or threat of litigation;

  failure to achieve, or changes in, financial estimates by securities analysts;

  new or existing products or services or technological innovations by us or our competitors;

  comments or opinions by securities analysts or major shareholders;

  significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  additions or departures of key personnel;

  sales of our common shares, including by holders of the notes on conversion or repayment by us in common shares;

  economic and other external factors or disasters or crises;

  limited daily trading volume; and

  developments regarding our patents or other intellectual property or that of our competitors.

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

There is no guarantee that an active trading market for our common shares will be maintained on the OTC Bulletin Board or the TSX-V. Shareholders may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

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

ITEM 4. INFORMATION ON THE COMPANY

Summary

We are a company incorporated under the Business Corporations Act (British Columbia). Our principal and registered offices are located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, V6B 6E3. We also have offices in, Southampton, England and Secaucus, New Jersey. Substantially all of our business is conducted out of our Vancouver and Southampton offices. Our New Jersey office is a sales office which we acquired upon completion of the acquisition of Pixology plc ("Pixology"). Our Southampton office is an engineering office which we acquired upon completion of the acquisition of WorksMedia Ltd ("WorksMedia"). Prior to our acquisition of WorksMedia our UK operations were run out of an office in Guildford, England. After the completion of our acquisition we relocated our Guildford based staff to the newly acquired Southampton office which offered lower day to day running costs and began steps to close down our Guildford location and identify a suitable tenant to take over that lease.

We provide software and technology to retailers, Internet portals and web sites, and telecommunication service providers (including mobile phone companies). Our principal service is the PNI Digital Media Platform. The PNI Digital Media Platform consists of digital imaging technology which we provide to retailers who provide, or wish to provide, photo print, photo gift stationary and business card print services, professional and commercial photo processing labs, image content owners, and targeted portal services (collectively, the "Retailer"). The PNI Digital Media Platform enables the Retailer to provide digital photo and personalized product services from desktops, kiosks, and mobile phones, through the Internet to end user customers. The Retailer controls the process from image capture to final delivery of the end product. We act as a platform intermediary in the process, and as a "white label" solution are not visible to the end user customer unless the Retailer chooses to disclose us as the provider of their solution. Currently, our principal service enables Retailers such as Costco and Sams Clubs to provide photo print and photo give services through the Internet and at in store kiosks.

Under our general business model we charge Retailers a combination of fixed and variable fees including: initial fees or an annual license fee for the development, maintenance and continued enhancement of the digital print capture portion of their website or kiosk-based software; (ii) monthly fees for their connection to the PNI Digital Media Platform; (iii) transaction fees based on every order placed through the PNI Digital Media Platform or for images uploaded; and (iv) fees for the continued storage of the Retailers customers' digital images. There are different variations in the fees charged based upon the contractual relationship with each Retailer and the service provided.

With the acquisition of Pixology in July of 2007, we entered into the provision of a parallel digital print capture service with the delivery of photo kiosk software. Photo kiosks are in store computer interfaces through which consumers upload, edit and order images for pick up in store. This acquisition also resulted in us acquiring Pixology's online photo solution. As we determined that our solution was more robust we have been phasing out this service by replacing it with the PNI Digital Media Platform.

With the acquisition of WorksMedia in 2009, we further provisioned advanced digital print capture services for photo kiosks and websites.

We have four wholly owned active subsidiaries, Pixology Limited, Pixology Software Limited, Pixology, Inc. and WorksMedia Limited. Pixology Limited, Pixology Software Limited and WorksMedia Limited are located in the United Kingdom and Pixology, Inc. is located in the United States.

A. History and development of the Company

We were incorporated on December 1, 1995 pursuant to the laws of British Columbia, Canada under the name InMedia Presentations Inc. We obtained receipts in April 1997 for a Prospectus filed with the British Columbia Securities Commission and the Ontario Securities Commission. Our shares were subsequently listed for trading on the Montreal Exchange on April 21, 1997. We changed our name on July 14, 1999 to PhotoChannel Networks Inc.. In September 2001 the Montreal Exchange ("ME") merged with the Canadian Venture Exchange ("CDNX") and effective October 1, 2001 we began trading on the CDNX. Subsequently the CDNX was acquired by the Toronto Stock Exchange and renamed the TSX Venture Exchange in 2002 and on April 1, 2002 we were listed for trading on the TSX Venture Exchange. On November 2, 2006, we consolidated our outstanding common shares on a one new share for ten old shares basis. On completion of the consolidation, we had approximately 26,060,559 common shares outstanding. Our financial statements for the years ended September 30, 2008, 2007 and 2006 have been prepared on a post share consolidation basis. On March 28th, 2007, we received and accepted a private placement of 4,430,588 units at a share price of US $3.40 per unit. Each unit consisted of one common share of the Company and one common share purchase warrant. Each share purchase warrant entitled he holder to purchase one additional common share at a price of US$4.00 per share for a period of two years. The aggregate proceeds from the private placement were $15,064,000. On July 2nd, 2007, we acquired Pixology PLC, a company with offices based in the UK and a sales office in the United States. On March 11th 2009, we acquired WorksMedia Ltd., a UK-based software company with offices in Southampton. On June 8th, 2009, we formally changed our name to PNI Digital Media Inc., which be exchange regulations, mandated a change in our ticker symbol on the OTC Bulletin Board from PNWIF to PNDMF. On September 30th, 2009, we had 34,243,819 common shares outstanding.

Our principal executive office is located at 590-425 Carrall Street, Vancouver, British Columbia, Canada V6B 6E3, our telephone number is 604-893-8955 and our website can be accessed at www.pnimedia.com, www.photochannel.com. or www.pnidigitalmedia.com.

Important Events In the Development of Our Business

Important events in the development of our business are provided under Item 4.B., below, and in other sections of this filing.

Principal Capital Expenditures And Divestitures Since October 1, 1997

We continue to develop, change and enhance our software and product offerings. Since October 1, 1999, the only capital divestiture has been the filing by our US operating subsidiary, PhotoChannel, Inc., under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001. The only capital expenditures have been for computer equipment, software and furniture and leaseholds, which occurred in the normal course of our operations. Our total capital expenditures were approximately $2,182,637 for the year ended September 30, 2009 compared with $4,762,168 in 2008, $1,127,371 in 2007, $777,479 in 2006, $523,595 in 2005 and $536,241 in 2004. Prior to 2009 we financed these expenditures primarily by issuing common shares. All expenditures during the year ended September 30, 2009 were financed through cash flows generated from operations. Further details applicable to our anticipated capital expenditures and funding sources are detailed in Liquidity and Capital Resources in Item 5.B.

Principal Capital Expenditures And Divestitures Currently in Process

As of March 12, 2010 there were no capital expenditures or divestitures in process outside of the normal course of business.

Public Takeover Offers

There have been no public takeover offers by third parties in respect of our shares.

Acquisition of Pixology plc

On July 2, 2007 we acquired all of the outstanding shares of Pixology pursuant to a take-over offer, for a total purchase price of approximately $17,650,000 before direct costs associated with the acquisition, based on exchange rates at the time of take-up. We completed the acquisition of all of the outstanding shares of Pixology, and converted Pixology to a non-public company under the laws of the United Kingdom on October 27, 2007.

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

Pixology had two principal product offerings - in-store kiosk technology and an online digital printing solution which is similar to our PNI Digital Media Platform offering. Pixology's focus was in the delivery of software for in store Kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery. Pixology had been providing this service in the retail environment for the past four years. We have taken over this service and currently provide it to a number of retail customers including Tesco and Jessops in the United Kingdom and Costco in the United States, Canada and Mexico.

Pixology also provided an online digital printing solution similar to the PNI Digital Media Platform called the Pixology Online Photo Center. Upon taking over Pixology we commenced replacing their online customer base with the PhotoChannel Network. During fiscal 2008 we were successful in replacing ASDA's online solution and are currently in the process of moving Tesco onto the PNI Digital Media Platform.

Pixology Since the Acquisition

The Pixology assets, being primarily intellectual property relating to software and systems for in-store kiosks, have been employed where appropriate within our corporate group as a whole, adding peripheral enhancement and kiosk-based elements to our core product. As part of our efforts to consolidate corporate operations across our corporate group as a whole, during 2009 operations for Pixology previously based in Guildford in the UK have been amalgamated into either our Vancouver offices or our office in Southampton.

Prior to the acquisition, Pixology announced that it expected to experience a loss of between £1.35 and £1.65 million for the year ending December 31, 2007. We incurred a loss relating to Pixology operations of approximately Cdn$2,231,013 (approximately £1,054,000) over the three months from the date of the acquisition of Pixology to September 30, 2007. During fiscal 2008, we incurred a loss of $2,514,303 related to Pixology's operations. In fiscal 2009, the losses recorded by Pixology were reduced to $711,683, after charging non-cash amortization of intangible assets of $1,363,129. We continue to rationalize operations across both companies, particularly in areas that are duplicated, and expect to obtain further minor cost savings through such rationalization, turning the company profitable by the year ended September 30, 2010.

Acquisition of WorksMedia Ltd.

On February 25, 2009, we entered into a Share Purchase Agreement to acquire 100% of the issued and outstanding share capital of WorksMedia Ltd, a company based in Southampton, England. Under the terms of the Agreement, shareholders of WorksMedia Ltd receive the Sterling equivalent of $2.1 million based upon the exchange rate published by the Bank of England on February 25, 2009 in thirteen equal monthly instalments and issued 750,000 common shares of PNI Digital Media in three equal instalments of 250,000 common shares after 12, 24 and 36 months for all the issued and outstanding shares of WorksMedia Ltd. If certain performance targets are met, the shareholders of WorksMedia receive up to an additional 900,000 common shares over the three year period from the date of acquisition.

Reasons for the acquisition of WorksMedia:

We determined to acquire WorksMedia for the following reasons:

  The addition of the software technology and key personnel that comprised the WorksMedia portfolio and staff are deemed of value to both the present and future operations of the company,

  The existing deployment of the WorksMedia software to more than 3000 kiosks opened new geographies and Retailers for the company.

  The rich media interface and network of deployments enables us to expand the ability to offer high-margin photo gifts directly from kiosks.

  The addition of a more cost-effective location to base our UK operations enabled the company to close our Pixology offices and realize an immediate 30% reduction in UK-based staff, resulting in an annual cost savings of $480,000

  WorksMedia has been profitable since inception and could directly contribute to the long term profitability of the company.

WorksMedia Since the Acquisition

Since the acquisition of WorksMedia, we have consolidated our UK operations into WorksMedia's Southampton offices, and reduced our UK based staff by 69%. WorksMedia's products have been re-branded and are now being distributed under the PNI Digital Media brand and work has begun integrating the WorksMedia products into the PNI Platform.

B. Business Overview

We were originally formed to develop and market a suite of "easy to use" multimedia presentation software products for use by consumers wishing to present and display images captured on digital cameras and photo scanners. We marketed these software products under the trade name Slides & Sound PlusTM. We discontinued development of these products during 1999 in order to focus on the development of our e-processing and network strategy. We ceased actively marketing and supporting these products effective January 31, 2001.

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

On October 2, 2000, we introduced an e-processing and photofinishing service as a business-to-consumer strategy, offering film processing, scanning, storage and printing of digital images directly to US consumers via our wholly owned US subsidiary, PhotoChannel, Inc. Our long-term strategy at that time was to develop a membership network of professional photofinishing retailers, and to apply the "mail order" model of our US subsidiary to reach the retailers' customers.

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

Subsequent to March 2001, our focus has been one of a digital imaging technology provider for a wide variety of businesses including photofinishing retailers, professional and commercial photo processing labs, image content owners and targeted portal services. We have created and manage a digital network environment (the "Platform" or "PNI Digital Media Platform") whose focus is on delivering digital image orders from capture to fulfillment under the control of our originating Platform member.

On May 10, 2001 the first retail Platform members outfitted with their own branded web sites were activated onto the Platform. These retailers accept the upload of images that originate within digital cameras or have been scanned within the store environment to sites we create and host. Our Platform is a transparent component to the end consumer, existing solely as the technology backbone of the retailer's digital imaging strategy.

With the establishment and launch of our Platform, we distanced ourselves from our past of being an Internet photofinishing "mail order" service and transformed into an Internet infrastructure company that manages a platform environment that today is focused on delivering digital imaging and personalized product creation and ordering through our retail relationships and connectivity to retail locations.

During fiscal 2007 we expanded our product offering to include software that can be installed on in-store kiosks, through our acquisition of Pixology. In fiscal 2009, we acquired WorksMedia to further enhance our software offering for in-stores kiosks. Our in-store kiosk software connects to the Platform to enable users to generate orders for photo prints, photo gifts and other personalized creative products.

Digital Photography Market

Digital photography has grown at a rapid pace in the last several years. Mainstream adoption of digital cameras by consumers replacing older film cameras has come directly from rapidly falling prices coupled with much improved technology. Industry analysts estimate that in 2009, 3 of every 4 households in the US own a digital camera.1 Domestic digital camera sales have grown from 1.1 million units domestically in 1998, to 20.5 million units in 2005, and an estimated 20.7 million units for 2006.2 At the same time, domestic sales of film cameras have fallen precipitously from 16.4 million units in 1998 to 4.3 million in 2005 to 3.0 million units for 2006, and nil by 2010.

Industry analysis point to a slowdown in digital camera sales, with a peak of some 29.5 million U.S. units in 2009, and overall household penetration reaching 80% by 2010.3

Three other factors of significance in the digital camera market are the widespread proliferation of digital camera phones with increasingly higher resolutions, and the rising sales for digital single lens reflex (DSLR or digital SLR) cameras, and the advent and proliferation of 'camera-phones', mobile phones with a built-in lens and camera mechanism.

Camera phone handsets in the North American marketplace totalled some 57 million by the end of 2005 (46% of all handsets) and this market is expected to continue to grow and predicted to reach 900 million units by 2010.4 Numbers have grown quickly from an estimated base of 3 million units in 2003 and 16 million in 2004.5 Initial handset cameras had limited resolutions of under 1 Megapixel, and limited capability to otherwise distribute or share the resulting image. However, the latest generation of camera phones have resolutions of up to 3.2 Megapixels. 74% of mobile handsets sold in the 2007 U.S. market are estimated to have built in cameras, with 13% of those having the higher 3.2 Megapixel camera sensors.6 Additionally, technology inside the phone unit itself such as Bluetooth wireless technology and improved software systems and navigation from both handset manufacturers and mobile network operators has made it much easier for consumers to transfer, distribute and/or share their camera phone images. Despite these improvements, the vast majority of the billions of camera phone images (estimated at 97%7) are today still not yet converted to prints, so a behavioural shift here would be significant.

DSLR cameras are higher priced, higher resolution, more sophisticated models, and afford consumers better and more professional quality capabilities. They differ from mainstream smaller sleeker point-and-shoot digital cameras with their characteristically lower resolution. DSLR cameras still represent a small (but growing) share of overall unit sales, but account for a disproportionately larger revenue share given their current average sales price of $942,8 as compared to a range of $1629 - $30310 for standard point-and-shoot mainstream digital cameras. DSLRs account for 6% of units shipped but a much more significant 19% of dollar value. 11

The large consumer shift to digital camera technologies over the last few years as described above has brought with it an entirely new set of consumer behaviour and activities relating to the resulting digital photo images, their distribution and enjoyment, and their subsequent transformation into hard copy prints or traditional photos. It has also radically transformed the traditional photofinishing business.

____________________________
1 InfoTrends: Digital Photography and the Connected Generation. 2009.

2 PMAI / PMA Marketing Research: Photo Industry 2006 Review and Forecast unless otherwise indicated. These figures EXCLUDE single-use cameras and cameraphones.

3 Gartner Group

4 InfoTrends: Mobile Phone Survey 2007

5 PMA Marketing Research: Photo Industry 2006 Review and Forecast / iGillott Research

6 iSuppli research from Wall Street Journal

7 Fuji from WSJ article Feb 08, 2007

8 NPD Group Inc. from Wall Street Journal

9 NPD Group Inc. (Dec. 4, 2006)

10 PMA Marketing Research: Photo Industry 2006 Review and Forecast

11 Camera & Imaging Products Association (CIPA) from http://www.dpreview.com/news/0612/06120101cipashipq3.asp

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

High growth in overall Internet adoption and broadband penetration rates has further fuelled the process and provided for a host of alternative services (online and at the retailer) to meet these new photo processing demands. Residential broadband subscriptions in the USA grew 20% in 2006 to exceed 50 million households, and forecast to grow to 60 million households by the end of 2007 (a 55% penetration rate).12 The introduction of camera phones mentioned above has bred a host of different consumer behaviours and activities that include distribution by e-mail, Multimedia Messaging Service (MMS), saving them to the phone screen, transferring them to a PC, sharing them online, printing them, and doing nothing with them. There is a strong correlation between digital camera ownership, broadband usage, and camera phone ownership, with 79% of households with broadband and 63% of camera phone owners having a separate digital camera. 13

The primary target market for our PNI Digital Media Platform services are print origination members such as large multi-outlet retailers, online communities, portals, and print fulfillment members such as photofinishing retailers. The use of digital cameras has increased dramatically (not only in North America, but worldwide), as has the availability of photographic quality digitized print services, both at retail and online.

There is no demographic which digital cameras are exclusive to, especially in light of constantly falling prices the last several years, nor is there a prohibitive degree of technological sophistication required to operate these cameras. The average price paid for a digital camera has fallen from $315 in 2004 to $303 in 2005, and continues to fall.14

____________________________
12 Parks Associates - "Digital Lifestyles: 2007 Outlook"

13 2006 PMA Camera/Camcorder, Digital Imaging Survey

14 PMA Marketing Research: Photo Industry 2006 Review and Forecast / NPD Techworld

Photofinishing retailers originally viewed digital camera penetration as threatening their future. Film processing volume has been falling steadily. In the U.S. alone, sales have fallen from 671 million rolls in 2003, to 571 million rolls in 2004, to 480 million in 2005 and an estimated 369 million in 2006 (a total drop of some 45% in that period). Commensurately, processing revenue has fallen in the same period from $5.39 billion in 2003 to an estimated $2.98 billion in 2006, a similar 44.7% drop.15 As consumers have switched their picture-taking activity from film to digital, one of the greatest challenges has been making them aware of the options for printing their digital pictures. The effect of digital cameras to date and future projections indicate that digital will have an additive effect on the growth of picture taking overall, as the cost to shoot a digital image is nothing compared to a film exposure. In recent years, the photo print market has consolidated greatly into a small group of very large, multi-outlet retailers, who have consumed market share at the expense of independent retailers and other non-direct retailers who could not realize equivalent economies of scale with a transition to digital photo services.

Despite the number of online options for digital printing, we believe that the majority of consumers will not change their habits - they will continue to look to the photofinishing retailer as their destination for convenient, quality driven printing. Photofinishing retailers are making changes to ensure they remain at the center of photofinishing. As picture taking has become increasingly digital, retailers want to ensure they retain the foot traffic in their stores and the relationship with their customers. The first step for them is ensuring they have equipment that can print digital images and can create digital images from film. The central piece of equipment retailers utilize for this is the "digital minilab", with 17,000 of them installed in the US in 2004 (or over 50% of all minilabs), and an estimate of over 25,000 digital minilabs installed by 2008 representing over 76% of all minilabs.16 The rise of the digital minilab install base has been the defining factor in returning retailers to the forefront of printing pictures. Further, retailers have worked to retain their customer base by introducing online based digital photo processing functionality (with in store pick-up) and placing digital photo kiosks physically in store to serve as wide a customer base as possible.

The amount of digital prints being made at retail (as opposed to at home by consumers directly and online) has been growing. In 2006, it was estimated that 4.5 billion prints (41.3%) of the 10.9 billion printed digital photos in total were made through a photofinishing retailer. This continued an upward trend from 3 Billion (38.5% of 7.8 Billion) in 2005, 1.9 Billion (34.5% of 5.5 billion) in 2004, and 0.5 billion (17.9% of 2.8 Billion) in 2003.17

Digital camera technologies have enabled consumers to take many more pictures (given the zero cost of shooting in digital, and the immediacy of seeing the result, unlike with film), even if most digital images are never printed. The digital camera has radically changed how pictures are enjoyed, and it is not exclusively through prints anymore, as consumers can now view, share, and otherwise store their images electronically in ways. Consumers have much more control now as to when to decide to want to make prints, and by what method.

In 2003, 56 Billion digital photo exposures were taken worldwide, with growth to 144 Billion in 2005 and an estimated 312 Billion by 2008.18 The number of captured digital images in the USA (not including camera phones) has grown from 7.8 Billion in 2003, 12.9 Billion in 2004, 17.1 Billion in 2005, and an estimated 21.7 Billion in 2006. At the same time, the number of digital prints made by all methods has grown from 1.5 Billion (19.2% of total captured) in 2003, 3.1 Billion (24% of total) in 2004, 4.5 Billion (26.3% of total) in 2005, and an estimated 6.4 Billion (29.4% of total) in 2006. Film and digital cameras combined produced 14% fewer prints between 2000 and 2005 including retail, online, and home alternatives. Including prints made at home, the total value of printing was higher at $6.81 Billion in 2005 than the $6.23 Billion in 2000.19

____________________________
15 All figures here from PMA Marketing Research: Photo Industry 2006 Review and Forecast

16 InfoTrends

17 PMA Marketing Research: Photo Industry 2006 Review and Forecast

18 Hewlett Packard (HP)

19 PMA Marketing Research: Photo Industry 2006 Review and Forecast

The growth of printing at retail has recently outpaced home printing, and is expected to continue to do so in the next couple of years, for a variety of reasons. This is reflected in relative home and retail printing volumes. For the first time since the introduction of digital cameras in the US, retail and online entities were the top destinations for digital printing in 2005. By 2008, of the digital photo exposures that get printed worldwide, 56 Billion or 43% were printed by retailers. Translated into photofinishing revenue, it is predicted that digital photofinishing at retail, from both store location drop-off and online orders, will be a $6.2 Billion industry by 2008. In 2000, 89% of all digital image printing was done at home with only 4% at retail, but by 2004, home printing had fallen to 56% with retailers printing 34% of all digital images. By 2010, it is expected retailers will be printing 45% of all digital images.20

The number of prints ordered online and mailed to consumers' homes peaked at 9 percent of the total prints made in 2005, up from under 7 percent the year before. The market share of pure online printing has faced increasing pressure from the increasing availability of cheap printing options at retail which are taking print orders in store (including at kiosks), and replicating the online entities' offering of online ordering of prints without corresponding shipping charges. Further, retailers are able to significantly improve the consumer experience by allowing in-store print pick-up at a convenient location shortly after order placement online.

The above trends suggest continued growth opportunities for the future, and though more current trends are not yet available, we expect that the trends outlined above will continue into the future.

* Data Sources: PMAI/PMA, InfoTrends, NPD Group Inc., IDC, Gartner Group, iSuppli, Mizuho Securities (Japan), CIPA (Japan), Parks Associates, Wall Street Journal, Fuji, Hewlett Packard (HP)

Products

The PNI Digital Media Platform

On May 10, 2001 the first retail Plaform members outfitted with their own branded Internet sites were activated onto our PNI Digital Media Platform. These retailers accept the upload of images that originate within digital cameras or have been scanned within the store environment to sites we create and host. Our Platform is a transparent component to the consumer, existing solely as the technology backbone of the retailer's digital imaging strategy. The service enables retailers to offer a variety of products to their customers, from standard 4x6 prints to various gift items as well as certain non-photographic based products such as business cards and stationary. The service is designed to prompt end users to purchase gift items in addition to their 4x6 prints, thus increasing sales for our customers and increasing our revenues.

With the establishment and launch of our Platform, we distanced ourselves from our immediate past of being an Internet photofinishing "mail order" service into an Internet infrastructure company that owns retail relationships and manages a Platform environment that today is focused on delivering digital imaging and personalized product creation from order origination to fulfillment.

____________________________
20 InfoTrends

In October 2002, we launched our Platform with our first large retail chain, Black Photo Corporation ("Black's"). Black's was a wholly owned subsidiary of Fuji Film Canada. Black's owned and operated 136 photo retail stores across Canada under the Black's and Astral banners. As part of our Network, we developed a fully syndicated white branded site at www.blackphotocenter.com, which prints back to a large Canadian wholesaler and is then delivered back to a Black's location of the customer's choice for pickup, or is mailed or couriered back to the customer, at the customer's option. In September 2004 Black's began to connect their retail locations to allow for prints ordered through our Platform to be directly printed in the retail location selected by their customer for pickup. Black's continues as our customer today.

During fiscal 2003, we increased our retail photofinishing base to include such companies as Wal-Mart Canada, and Giant Eagle, Inc. in the United States. During fiscal 2004, we continued to add new photofinishing retailers, including Konica Minolta Photo Imaging USA, and expanded our offering to provide online image printing and picture messaging services to wireless carriers, with the launch of our first wireless carrier, TELUS Mobility. During fiscal 2005, Wal-Mart Canada began to connect their retail locations to allow for prints order through the PNI Digital Media Platform to be directly printed in the retail location selected by their customer for pickup. Since 2007 we have added Walmart Puerto Rico and Walmart Argentina to the PNI Digital Media Platform. During fiscal 2006 we launched our first large US based retailer, CVS pharmacy. In June of 2007 we became Fujifilm Canada's preferred partner for the provision of online digital print services, and further to that partnership launched the PhotoChannel Network on Shoppers Drug Mart and Loblaw Companies Limited in Canada in September of 2007 and March of 2008, respectively. We are now the dominant provider of online ordering and digital print connectivity for retailers in Canada. In the United States we won contracts with and launched SAMS Club and Costco in March and June, 2008, respectively. In April 2008 we expanded geographically into Australia with a partnership with Kodak Australia to connect Kodak-preferred retailers to the PNI Digital Media Platform. In May 2008, we expanded into China via a partnership with Kodak China, connecting Kodak China retailers to the PNI Digital Media Platform. Also in May of that same year, we partnered with Hallmark PLC in the UK to provide online creation and ordering of greeting cards using the PNI Digital Media Platform. In September 2009, we further extended our business with Hallmark PLC by offering personalized, on-demand greeting card services via the Internet from Marks & Spencer website using the PNI Digital Media Platform.

Wal-Mart Canada has connected all of their 340 retail locations, Black's has connected all of their 113 retail locations, Costco Canada has connected all of their 77 retail locations, CVS/pharmacy in the United States had connected 7,065 of their locations, Sam's Club USA has connected 559 of their locations and Costco US has connected all 398 of their locations enabling all directly connected locations to offer a one hour digital printing solution from online ordering.

Our Platform is not restricted to the provision of digital imaging services. We can provide a range of personalized products that can be created, ordered and routed over the PNI Digital Media Platform to our customers. In 2008, we extended the PNI Digital Media Platform to include creation and on-demand ordering and routing of greeting cards from a website. This extension of the PNI Digital Media Platform has been populated across some of our existing retailers, and has also been used to acquire new retailer customers. During 2009 we announced the launch, in partnership with Walmart Canada of business printing services. This new service which is being offered by Walmart Canada allows consumers to create and order a variety of business items including business cards, stationery and promotional items through their existing website.

Pixology Kiosk Technology

With the acquisition of Pixology on July 2, 2007, we added kiosk software to our product offering. Pixology was focused exclusively on the photofinishing market and had developed software and networks that enable equipment manufacturers and retailers of photofinishing services to substitute the analogue film environment with new digital infrastructure. Pixology's customers were principally companies located in the United States, Japan and the United Kingdom, and include Costco in the United States.

Pixology had two principal product offerings - in store kiosk technology and an online digital printing solution which is similar to our Network offering. Pixology's focus was in the delivery of software for in store Kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery. Pixology had been providing this service in the retail environment for four years prior to our acquisition. We have taken over this service and provide it to a number of retail customers including Tesco and Costco. During the year ended September 2008 Jessops gave notice that they would not renew their contract at the end of its term in August 2009.

Red-eye correction technology

As part of the acquisition of Pixology, we acquired the IRISS red eye correction software. This software was not considered core to the Company's future plans and upon the expiration of the contracts that were in place at the time of the acquisition, the Company made the decision to dispose of these assets. Accordingly, in March 2009, the Company entered into a licence agreement with a third party granting them an exclusive right to further develop, market and sub-licence the technology with complete ownership passing to them upon reaching certain financial milestones.

WorksMedia Software Technology:

With the acquisition of WorksMedia Ltd on February 25, 2009, we further extended the capabilities of the PNI Digital Media Platform by adding extensible rich-media software to kiosks, desktop software and online websites. The principal deployment of the WorksMedia software has been on in-store kiosks. This software differs from the solution acquired with Pixology, in that it is focused on rich-media experiences for the end user, and is highly portable across almost any medium, including mobile phones. Furthermore, the software, given the nature of its flexibility, can support the creation of personalized photo gifts or other personalized products beyond simple photo prints in a kiosk environment, thereby creating another "on ramp" to the PNI Digital Media Platform for personalized products.

WorksMedia provided the software solution to a range of retailers and resellers including Blacks Photography Corporation, Fujifilm UK, and others. On April 30th, 2009, we deployed the WorksMedia Software, now branded as the PNI ConnectedKiosk Program, with in-store kiosks in Fred Meyer and King Soopers grocery chains in the USA. On July 9th, 2009, we announced the addition of a series of resellers of the WorksMedia Software including Retail Imaging Management Group and Photo Gift World Ltd. Additionally, the PNI ConnectedKiosk Program would power the online photo services site PixureThis for Associated Foods Stores in the USA.

Summary of Gross Revenues

During the three years ended September 30, 2009, our revenue was generated as follows:
	Year Ended September 30,
	2009		2008		2007
PNI Digital Media (Canada)	$ 17,344,257	71%	$ 8,425,160	49%	$ 5,321,247	71%
Pixology	6,431,148	26%	8,624,427	51%	2,190,081	29%
WorksMedia	671,164	3%	-		-
Total Revenue	$ 24,446,569		$ 17,049,587		$ 7,511,328

Competition

Online photo print services

Internet photography service providers offer different services, some associated with photofinishing, personalized photo gifts, stationary and small business printing collateral, others with archiving and sharing, and some provide a comprehensive photo community service. The following are the common services provided:

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

Printing of Digital Images

Our online business model of being an open, scalable and secure network provider for the photofinishing industry is currently unique. The most notable names in the online photofinishing business, names such as Kodak's Gallery (formerly known as Ofoto, and now fully reincorporated into Kodak proper) and Shutterfly, do not currently compete for our retail customers. These companies have focused on a pure business to consumer model of online photofinishing. These companies are competing directly with the established "mail order" players such as Mystic Color and District Photo (the world's largest mail order photofinishing operator). It is worth noting that mail order generally declined as a market force over the last decade as the one-hour onsite operations of retailers came to dominate the photofinishing landscape. We believe consumers will continue to show a preference for the in-store printing solutions offered by our retailers.

Our kiosk business model going forward is one of connecting with our Platform to offer a turnkey (online and in-store) digital printing solution. This solution will provide the same look and feel to the consumer whether they are ordering prints online or in-store from the kiosk. It permits the consumer to access their online account from the in-store kiosk. This advantage will allow consumers to order prints and gifting products from their online albums while in the store or upload digital images from the kiosk into their online album(s) saving all in one step. We believe consumers, as with the automated banking machines, will continue to utilize the in-store kiosk even as the use of online becomes more common practice.

Our most significant online competitor is HP's Snapfish. Prior to HP's acquisition of Snapfish in 2005, Snapfish was focused on a pure business to consumer model, competing with Kodak's Ofoto (at the time) and Shutterfly. During 2005, Snapfish entered the distributed printing model (as used by us) when it signed Costco USA. Immediately thereafter it was purchased by HP for an undisclosed amount. Although Snapfish now competes with us under a distributed printing model for retailers they continue to operate their business to consumer ("mail order") model, which is in essence a competitor to the retailers that they aspire to contract with. We believe that continuing to support the business to consumer model may send a mixed message to the retailer and this may be an advantage to us, as we compete with Snapfish for large US retailers.

Our most significant kiosk competitor is Kodak with more kiosks in the marketplace today than any other manufacturer. We believe that going forward we will have an advantage over Kodak with an integrated online/kiosk solution, at which time our main competitor may become HP as it too has a kiosk technology similar to ours but still mandates that the retailer buy kiosk hardware to get the HP software experience. Other kiosk manufacturers are Fuji Film, Lucidiom, HP and Beaufort.

Photofinishing retailers are our true customers. Organizations such as Kodak, Fuji, Hewlett Packard and DaiNipon also compete with our service in varying manners, but all also work with retailers in terms of providing equipment to scan silver halide images to digital, digital print equipment and some provide online storage and web site hosting. We believe that we can co-exist in many retail environments with these other industry players without directly competing with them, as our services are independent of the type of digital imaging hardware the retailer prefers to use. We also believe that we can deliver the secure network component and lab broker system of delivering print orders from outside parties without having to compete on the equipment, hosting and storage business. Some larger retailers have created internal networks, however, such networks are restricted to that retailer's stores.

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

Our current customers, when given the alternative of "white labelling", have gravitated quickly toward our solutions of technology coupled with our private label branding, service and flexibility. Photofinishing retailers need innovative digital imaging goods and services.

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

C. Organizational structure

We have six (6) wholly owned subsidiaries, Pixology Limited, Pixology Software Limited, Pixology, Inc. and WorksMedia Limited are all active and PhotoChannel Capital Inc. and PhotoChannel Management Inc are inactive. We acquired Pixology Limited, Pixology Software Limited and Pixology, Inc. in connection with the acquisition of Pixology plc and WorksMedia Limited as part of the acquisition of the WorksMedia business that was completed in March 2009. Our U.K. and kiosk operations are operated out of Pixology and WorksMedia. PhotoChannel Capital Inc. was incorporated on January 25, 2000 to undertake the sale and distribution of units of PhotoChannel.Com Limited Partnership and is the sole shareholder of PhotoChannel Management Inc. PhotoChannel Management Inc. was incorporated on January 25, 2000 and is the general partner of the PhotoChannel.Com Limited Partnership. The PhotoChannel.Com Limited Partnership is inactive and does not carry on any business.

D. Property, plant and equipment

Our executive offices are located at Suites 590 and 450 - 425 Carrall Street, Vancouver, British Columbia, Canada, V6B 6E3. The premises currently comprise approximately 9,820 square feet in an office building and are leased from an unaffiliated party. The company's main lease expired in July 2009 and was extended on identical terms for a further period of five years. The base monthly rent is approximately $10,229.

Our Platform equipment is located at two of TELUS Corporation's co-located hosting facilities, which are located at 73 Laird Drive, East York, Ontario, Canada and 5 - 3777 Kingsway, Burnaby, British Columbia, Canada, V5H 3Z7. The premises are under contract from an unaffiliated party for a period of sixty and thirty-four month periods, respectively. The leases expire on November 16, 2012 and September 16, 2010, respectively. The base monthly rent in Toronto, including prepaid monthly bandwidth usage of 200 Mbps, is approximately $80,286 and in Vancouver, including prepaid monthly bandwidth usage of 100 Mbps, is approximately $19,410.

Our office from which Pixology operated until we relocated our UK operations to our Southampton office is located at 20 Priestly Road, Surrey Research Park, Guildford, Surrey GU2 7YS, UK. The premises currently comprise approximately 3,332 square feet in an office building. The premises are leased from an unaffiliated party for a period of 5 years expiring on April 24, 2013. The base monthly rent is approximately $12,000. We are actively seeking to sublet these premises.

Our Pixology data base and network equipment is located in two data facilities: Redbus, Sovereign House - Interhouse, 227 Marsh Wall, London E14 9SD; and Telehouse Docklands, Coriander Avenue, London E14 2AA. The premises are under contract from unaffiliated parties for a period of thirty-six months expiring February 2009. Subsequent to the expiration of this three-year agreement, the Company is continuing to use the data facilities on a month-to-month basis. The base monthly rent is approximately $26,000.

Our WorksMedia offices are located at Suite 4, Medina Chambers, Town Quay, Southampton, SO142AQ UK. The premises are shared with another company which is part owned by an officer of the company and comprise a total of 3,350 square feet in an office building. Our UK operations use approximately 60% of this space. The lease agreement for the premises is held by the related party directly with the owners of the building and we reimburse the related party for our share of the monthly rental costs in accordance with a services agreement that was put in place at the time of acquiring WorksMedia. The base monthly rent is approximately $4,800.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

In this section, we explain our consolidated financial condition and results of operations for each of the years ended September 30, 2009, 2008 and 2007. As readers read this section, they may find it helpful to refer to our consolidated financial statements at the end of this annual report and the information contained in the section entitled "Selected Financial Data" in Item 3 of Part I of this annual report.

Our consolidated financial statements were prepared in accordance with Canadian GAAP. See Note 23 to the consolidated financial statements for the year ended September 30, 2009 for a discussion of material measurement differences between Canadian and US GAAP, as it relates to us.

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

Goodwill is allocated as of the date of the business combination to our reporting units that are expected to benefit from the synergies of the business combination and, in the event of a reorganization of reporting structure, is reassigned to the reporting units affected. The reporting units identified for goodwill impairment testing are the operating segments of the Company due to the manner in which the Company is managed internally and financial information is presented.

Goodwill that arises from the Company's acquisitions is allocated to each of the reporting units that are expected to benefit as a direct result of the transaction. This allocation is made using an acquisition method which involves firstly determining the fair value of the business acquired and then allocating this value to the respective reporting units. The amount of goodwill is then determined by deducting from the consideration allocated to each reporting unit the net assets assigned to each reporting unit.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill of the reporting unit is considered to be impaired when the carrying amount of the reporting unit exceeds its fair value.

An impairment loss, if any, would be recognized as a separate line item in the statement of earnings.

The Company carries out an annual impairment test on September 1 of each year. In carrying out the annual impairment test during the year ended September 30, 2008, the estimated fair value of the reporting units was arrived at by using a discounted cash flow model for each reporting unit. This approach involved management developing its best estimate of the expected future cash flows from the business over the remaining expected life of the reporting unit.

At September 1, 2009, the time of the Company's goodwill impairment test, the carrying value of goodwill on the Company's balance sheet was allocated 62% to its Canadian reporting unit and 38% to one of its UK based reporting units. In carrying out the goodwill impairment test, it was estimated that the fair value of the Canadian reporting unit was approximately 3 ½ times greater than the value of that unit's net assets, including goodwill. The fair value of the UK based reporting unit was estimated to be approximately 1 ½ times greater than the value of that unit's net assets, including goodwill. In building the estimates of fair value, it was necessary for the Company to estimate future cash flows. In doing so, a number of key assumptions were made, including estimated future growth rates and the ability of the Company to continue operating without the loss of any significant customers during the forecast period.

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

The Company has a stock option plan, which is described in Note 10 to the financial statements. In November 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3870, "Stock-Based Compensation and other Stock-Based Payments". Section 3870 sets out a fair value based method for the recognition, measurement and disclosure of certain stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the use of the fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the company is required to or has a practice of settling in cash are recorded as liabilities. This section applies to certain awards outstanding on the date of adoption, being October 1, 2004 for the Company, and relates to all awards granted on or after October 1, 2002. Previously, the company disclosed the pro forma effect of employee stock based compensation expense in the notes to the financial statements.

As a result of adoption, the Company applied the recommendations with retroactive application and recorded and recognized a compensation expense of $1,511,504, $799,750 and $215,084 for stock options issued to employees for the years ended September 30, 2008, 2007 and 2006, respectively.

Special Note Regarding Forward-Looking Statements

We have made forward-looking statements in this annual report that are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future results of operations. Also, when we use such words as "believe," "expect," "anticipate," "plan," "could," "intend" or similar expressions, we are making forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks are discussed in Item 3.D "Risk Factors." In particular, the statements contained in Item 4.B "Business Overview", this Item 5 "Operating and Financial Review and Prospects" and Item 11 "Quantitative and Qualitative Disclosures About Market Risk" are inherently subject to a variety of risks and uncertainties. Given these uncertainties, we caution readers not to place undue reliance on such forward-looking statements.

We expressly disclaim any obligation or undertaking to provide an update or revision to any forward looking statement contained herein to reflect any change in our expectations or any change in events, conditions or circumstances on any which any statement is based, except as required by applicable law. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission.

A. Operating results

The Company has built its business around being a technology producer and integrated provider of services for the photofinishing retailer.

During 2003 and 2004, we deployed our services to photofinishing retailers. With these deployments, increased volumes and changes in the industry, during 2005 we embarked on the architecture, development and deployment of a new network platform, which we launched during 2005. Our new platform now allows us to deliver all orders received to the selected retailers' or wholesalers' digital minilabs within one hour of receipt, as well as enhancing our platform to permit easier, more cost effective launching of new retailer sites. From 2005 to date, we added a number of retailers to our new network platform, including Wal-Mart, Costco and Loblaw in Canada and CVS/pharmacy, Costco and SAMS Club in the United States, and Asda in the United Kingdom.

During 2007, we acquired Pixology and added a kiosk software to our product offering. Pixology is focused exclusively on the photofinishing market and had developed software and networks that enable equipment manufacturers and retailers of photofinishing services to substitute the analogue film environment with new digital infrastructure. Pixology's customers were principally companies located in the United States, Japan and the United Kingdom, and include Costco in the United States, Canada and Mexico and Tesco, Boots, Asda and Jessop's in the United Kingdom. In 2008 Boots commenced using a new photo online provider and Jessops provided us with notice that they would not be renewing our contract for kiosk software which expired in August 2009.

Pixology had two principal product offerings - in store kiosk technology and an online digital printing solution which is similar to our Network offering. Pixology's focus was in the delivery of software for in store Kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery. Pixology had been providing this service in the retail environment for the past four years. We have taken over this service and currently provide it to a number of retail customers including Tesco and Costco.

During 2009, we acquired WorksMedia and added further kiosk and desktop software to our product offering. WorksMedia is focused exclusively on the photofinishing market and had developed kiosk and desktop software that allowed consumers to order prints and personalized gift items from digital photographs. WorksMedia's customers are located across a wide geographic area including the United Kingdom, Europe, South Africa and Australia and Include Fuji, 1st Digital, Foss Fotech, TS Procon, New Teltron, Athentech and Black Photo Corporation. WorksMedia has been in operation for approximately five years and we have now taken over responsibility for the contracts they had in place at the date of acquisition.

Years Ended September 30, 2009 and September 30, 2008

Revenue

Revenues for the year ended September 30, 2009 show significant growth of 43% year on year reaching $24,446,569.

While during 2009 we saw strong growth has been seen in a number of areas, the most significant element remains the year on year increase in transaction fees which are up 56% or $6,517,910 compared to the prior year. This growth has been achieved through the organic growth of existing customers and as a result of recording revenues for the whole year from a number of customers who were obtained part way through 2008 and who therefore only contributed revenue to part of that year. A total of 14.6 million orders were placed through the PNI platform during fiscal 2009, almost double the number seen in fiscal 2008. The Company has also benefitted from the acquisition of WorksMedia Ltd which was acquired during March 2009 and which contributed revenue, primarily through the sale of software licenses and the earning of membership fees during the latter part of the year.

Transaction fees represented 74% of total revenue for the year ended September 30, 2009 compared to 68% during the comparable period in fiscal 2008 and continue to demonstrate how the Company has moved over the past few years to position itself so that it is able to obtain more exposure to the underlying level of transactions experienced by our retail partners allowing us to grow as they do without incurring additional costs. During the year we assumed one-time marketing related costs of $402,708 in partnership with a customer which under GAAP were recorded as a reduction to transactional fees recorded. The Company believes that this expenditure will result in long-term benefits from increased traffic through its network.

Installation fees remained flat year on year at $3,927,506. A large portion of revenue from this source continues to track at consistent year on year levels through recurring license fees earned from some of our United Kingdom based customers. Other elements of this revenue is non-recurring and is earned either through developing and installing new sites for customers or by making sales of kiosk software licenses. Approximately 90% of this revenue was earned through our UK operations and as a result of this, was earned in Sterling. The value of Sterling relative to the Canadian dollar has on average been 8% less during fiscal 2009 compared to 2008, therefore although our recorded revenue on a consolidated basis is flat year on year, underlying sales in this area have risen by approximately 9%. A number of our contracts that provide for recurring revenue in this area will be expiring during fiscal 2010 and therefore sales will become more difficult to predict as they will primarily become one-off in nature.

Membership fees are earned either through monthly fixed fees based on the number of locations customers have connected to the Company's platform or through annual recurring service and maintenance revenue from customers who have purchased our kiosk software. Revenue from this source has grown strongly over the past twelve months, being 69% greater year on year representing an overall increase in the number of customer locations now connected to our network as a result of existing customers expanding their own operations and also as a result of the Company's acquisition of WorksMedia during the year. WorksMedia has an established base of more than 3,000 kiosks worldwide using its kiosk software and earns recurring service and maintenance revenue from most of these installations.

Professional fees have shown an overall decrease of 19% or $89,878 as they have fallen to $378,118 during the year ended September 30, 2009. This has been primarily as a result of a significant decline of more than $300,000 year on year in the value of e-mail marketing campaigns carried out on behalf of a number of our customers as they moved to carry out these campaigns internally. Despite this reduction, additional one off projects have been taken on during the year allowing the majority to be offset.

Archive fees, which represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits have increased by 201% during fiscal 2009. While the past twelve months has seen revenue from this source grow, our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue growth in this area could be curtailed should any of our customers stop providing their own customers with free storage solutions.

Operating Loss and Expenses

We recorded a loss from operations for the year ended September 30, 2009 of $1,879,827, representing an improvement of $7,153,862 compared to the same period last year.

A comparison of operating results and non-operating events for the two years ended September 30th are set out in the table below.
Description	2009	2008
Loss from operations	$ (1,902,296)	$(9,240,145)
Other items	132,630	523,119
Net loss under Canadian GAAP for the year	$ (1,769,666)	$(8,717,026)
Change in fair value of embedded foreign currency derivative related to warrants	22,531	4,671,206
Net loss under US GAAP for the year	$ (1,747,135)	$(4,045,820)
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(652,661)	(346,964)
Comprehensive loss for the year	$ (2,399,796)	$ (4,392,784)

Expenses excluding non-cash items
Description	Twelve Months Ended 2009	Twelve Months Ended 2008	Change	% Change

Network delivery	$ 6,617,907	$ 7,364,982	$ (747,075)	(10)%
Software development	6,855,187	6,379,553	475,634	7%
General and administration	3,821,662	3,689,489	132,173	4%
Sales and marketing	1,024,378	998,574	25,804	3%
	18,319,134	18,432,598	(113,464)	(1)%

Share-based compensation	2,016,015	1,511,504	504,511	33%
Amortization	6,013,716	5,259,053	754,663	14%

Total	$ 26,348,865	$ 25,203,155	$ 1,145,710	5%

Total expenses for fiscal 2009 are 5% greater than fiscal 2008, although excluding non-cash expenditures of share-based compensation and amortization, controllable cash expenses fell by 1%, continuing the trend seen through the earlier part of the year.

Network delivery costs decreased $747,075, or 10% during the year. Consistent with results for the first three quarters of the year, most of this decrease is due to a reduction in the direct cost of fulfilling products and costs relating to running e-mail marketing campaigns on behalf of a number of our customers. These reductions have been offset by increases in hosting charges as a result of establishing a Canadian datacenter in Toronto during the second quarter of fiscal 2008 as well as increased costs associated with offering customer support functions on behalf of a number of customers during the first half of 2009 which was not being done during the first half of fiscal 2008.

Software development expenses have increased $475,634 or 7% year on year. Approximately one third of this increase is a direct result of the WorksMedia acquisition which took place in March 2009 and the additional development team that was taken on at that time. The remainder of the increase was due to the use of contractors during certain parts of the year as a number of projects were completed on behalf of customers. During the year the Company has taken steps to maintain or where possible, reduce staff numbers and costs and has instead utilized the services of contractors on an as-needed basis to help periods of additional workload. Outside of staffing costs, steps have been taken to reduce all other costs in this area, including travel, staff training costs and general running cots of the department. Staffing requirements continue to be monitored on a regular basis with reference to upcoming projects for new and existing customers, ongoing commitments to maintain current service offerings for existing customers as well as new product development. In addition, steps were taken during the year to reduce the level of development headcount at our United Kingdom operations which should result in significant cost savings in this area in future periods, although one time restructuring costs of approximately $40,000 were incurred as a result of this. While the Company continues to maintain development resources at levels consistent with the prior year, future projects from either existing customers or potential new ones could result in additional resources being taken on. Such projects will only be undertaken should forecasted related revenues justify.

General and administration expenses have increased by 4% or $132,173 during the year. While slight increases year on year have been experienced in salary costs, significant cost reductions have been achieved in many other areas including travel and all office related running costs, including a $140,000 reduction in annual rental costs as a result of renegotiating the UK based office lease part way through fiscal 2008. As a result of the Company's decision to relocate all of its UK based staff to its Southampton location and to shut down its Guildford office, it was necessary however to record a one-time provision of approximately $209,000 relating to the Guildford lease costs that are expected to be unrecoverable over the remaining term of that lease. The Company is actively attempting to sub-let this office space, however due to the current state of the rental property market in Guildford, it is envisaged that this may not be possible for a number of months. Excluding this one-time charge, general and administration costs would have decreased year on year. The Company fully intends to continue scrutinizing administrative costs and will take further steps in future periods to reduce non-essential expenditures. Changes in the current strategy of the Company or the continued large-scale growth of the business could however result in further cost reductions in this area not being achievable or in costs increasing.

Sales and marketing expenses increased by 3% to $1,024,378 during the current year, all of which was as a result of acquiring WorksMedia and incorporating their sales team into the group. Following on from this acquisition, the Company developed a new marketing and business development plan and began cross training staff on the products and services offered by each respective company. This new plan is now in the process of being implemented and is targeting aggressive growth for the Company through not only acquiring new customers but also by helping existing customers grow their own businesses which will in turn will lead to increased revenue for us.

Share-based compensation costs, representing both the cost of the company's stock options that are issued to employees, directors and consultants of the company and compensation expense associated with shares issued as part of the acquisition of WorksMedia, have increased year on year by 33%. This increase is in part due to the large number of stock-options that were provided to plan participants at the end of the second quarter of fiscal 2008; the higher relative fair value that was assigned to those options compared to previous options that had been issued; and also as a result of the shares that were issued during March 2009 in connection with the acquisition of WorksMedia.

Amortization increased by 14% year on year to $6,013,716. The amortization charge for the year to date is in line with that seen towards the end of fiscal 2008 and primarily relates to a mixture of both the amortization of intangible assets acquired from Pixology and also items of property and equipment, but was also increased during the third quarter as a result of the intangible assets acquired as part of the WorksMedia acquisition in March 2009. These new intangible assets which have been allocated a fair value of approximately $2.6 million will be amortized over a three-year period, commencing in March 2009. Subsequent to the acquisition of WorksMedia, the Company recognized certain tax benefits relating to loss carry-forwards available in Pixology in order to offset a potential future income tax liability. This had the effect of reducing intangible assets previously recognized regarding the Pixology acquisition by $301,390. In addition, a further adjustment was made totalling $151,000 which recognized the tax benefit of previously unrecorded loss carry-forwards available to the Company to reduce current year income taxes payable. This adjustment also resulted in a reduction to the carrying value of intangible assets previously recognized. As a result of these two adjustments, the amortization of these assets will be reduced by approximately $92,000 per quarter over their remaining estimated useful life.

Other income and expenses

During the year ended September 30, 2009, the Company recorded realized foreign exchange gains of $115,526 and unrealized gains of $435,467. The unrealized gains arose primarily as a result of the retranslation of inter-company balances between the UK subsidiaries and the Canadian parent, whilst the realized gain arose primarily as a result of favourable changes in Canadian dollar exchange rates relative to the US dollar between the time sales invoices were raised and the receipt of funds. Towards the end of the year the strengthening of the Canadian dollar relative to the US dollar began impacting results negatively as amounts being collected from customers in the United States was lower than the amount originally invoiced.

Years Ended September 30, 2008 and September 30, 2007

Revenue

Revenue for fiscal 2008 is 127% greater than fiscal 2007, due to a combination of the acquisition of Pixology during the fourth quarter of 2007, the addition of large new retailers during the year and the organic growth of PhotoChannel's existing operations over the past twelve months.

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

A comparison of operating results and non-operating events for the two years ended September 30th are set out in the table below.

Description	2008	2007
Loss from operations	$ (8,276,760)	$ (4,747,488)
Other items	(462,053)	(1,324,748)
Net loss under Canadian GAAP for the year	$ (8,717,026)	$ (6,072,236)
Change in fair value of embedded foreign currency derivative related to warrants	4,671,206	268,089
Net loss under US GAAP for the year	$ (4,045,820)	$ (5,804,147)
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(346,964)	(809,569)
Comprehensive loss for the year	$ (4,392,784)	$ (6,613,716)

Expenses increased by 107% to $25,203,155 compared to 2007. Expenses for 2008 represented a full year of costs associated with Pixology, where fiscal 2007 only included three months, from the date of acquisition to our year end of September 30th. 39% of costs in fiscal 2008 were incurred by Pixology, with the remaining 61% incurred by PhotoChannel.

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

PhotoChannel's operations are fulfilled by the retailer resulting in only the transaction fee earned by the Company being recorded in the financial statements as revenue.

Development expenses increased $2,736,180 or 65% year on year. $861,348 or 32% of this increase related to costs incurred by Pixology as a result of fiscal 2008 including a full year of costs compared to fiscal 2007 which included only one quarter post acquisition. The remaining $1,874,832 of increased costs were incurred by operations in Canada, with $1,664,208 due to increased salary and consulting costs incurred as a result of the Company working to develop customized online photo solutions for our new customers, including Sam's Club USA, Costco USA, Loblaws, Kodak Australia and Kodak China as well as continuing to provide ongoing support and development services to our existing client base. The completion of these projects during 2008 will result in the Company earning additional revenue in future periods, relating to the costs that have been incurred up front. As well, additional non-cash stock-based compensation expense of $162,462 was also incurred year on year.

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

Network delivery costs increased $4,886,351 or 194% during fiscal 2008, although $3,366,514 or 69% of this increase can be attributed to Pixology. The remaining $1,519,837 of increased costs, which were incurred by PhotoChannel, are primarily as a result of an increase in customer service salaries and temporary contractors of $801,000 as staff numbers were increased to service newly signed customers and the Company's growing customer base; an increase of $30,000 in non-cash stock-based compensation expense; an increase of $770,000 in data storage and hosting costs resulting from the establishment of a second Canadian datacenter in Toronto in January 2008 together with the expansion of the Company's Vancouver datacenter and an increase in the cost of running e-mail marketing campaigns on behalf of a number of our customers of $113,000. These increased costs were offset by a reduction in the lab installation costs which fell in line with the reduction experienced in Canadian installation revenue during the year.

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

Years Ended September 30, 2007 and September 30, 2006

Revenue

With the purchase of Pixology, whose operating results since the acquisition date are included in the Company's overall operating results, the Company's revenue increased by 84% to $7,511,328 compared to fiscal 2006.

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

A comparison of operating results and non-operating events for the two years ended September 30th are set out in the table below.

Description	2007	2006
Loss from operations	($4,747,488)	($2,634,916)
Other items	(1,324,748)	2,615
Net loss under Canadian GAAP for the year	($6,072,236)	($ 2,632,301)
Change in fair value of embedded foreign currency derivative related to warrants	268,089	-
Net loss under US GAAP for the year	($5,804,147)	($2,632,301)
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(809,569)	-
Comprehensive loss for the year	($ 6,613,716)	($ 2,632,301)

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

During the year ended September 30, 2007, the Company incurred a foreign exchange loss of $1,715,164 primarily as a result of an increase in the value of the Canadian dollar compared to the US dollar. This primarily arose as a result of the Company completing a private placement in US dollars during the year of US$15,064,000 resulting in larger than usual amounts of US dollar deposits being held during the year and the translation of US dollar denominated cash deposits into Canadian dollars.

B. Liquidity and Capital Resources

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations as they fall due.  The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities based on available cash.   The Company does not have any credit facilities in place to help manage its liquidity position and therefore its liquidity is dependent on its overall volume of business activity and its ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.  As a result of financial liabilities exceeding financial assets at September 30, 2009, there is a risk that the Company may not be able to settle its accounts payable obligations when they fall contractually due.

As the Company has generated positive cash flow from operations for the current year, its working capital deficit has diminished by $1,348,173 to $1,129,741.  Although the Company's current liabilities have increased from $9,598,804 to $10,534,826, the Company's cash position increased from $2,670,988 to $4,237,284 during the year ended September 30, 2009.  The Company's liquidity position may, however, fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year.  The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year.  As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments.  Management monitors its cash balances and projections on a weekly and monthly basis.   The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables.  As the Company has a negative working capital position of $1,129,741 at September 30, 2009, it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in the credit risk note above.  As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable.  However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the amount of its working capital deficit could periodically increase depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

In connection with the acquisition of WorksMedia which was completed during the year, the Company has an obligation to make monthly payments totalling $869,803 over the six month period subsequent to September 30, 2009. These payments are being made out of cash flows generated from operations.

In prior years the Company purchased a number of items of property and equipment using a finance lease. At September 30, 2009, the Company has an outstanding obligation under this lease of $528,572, of which $490,072 is payable within twelve months. The Company is making these payments out of cash flows generated from operations.

Subsequent to the fiscal year end, in October 2009 the Company repaid its loan payable, including interest accrued, of $937,548.

As the Company has not obtained any further financing during the past 12 months, its activities are being funded out of its operating cash flow.  As the Company has generated positive cash flow of $5,541,331 during the period it has been able to reduce its working capital deficit, however if this trend is not continued, there is a risk that the Company would not be able to meet all of its contractual commitments when due.

C. Software development, patents and licenses, etc.

During the fiscal year ended September 30, 2009, we expended $6,855,188 (2008 - $6,379,553; 2007 - $4,178,112) on software development related to our Network and kiosk software.

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

The use of digital cameras is increasing and management believes that the popularity of the digital camera will continue to grow as the cost of such cameras continue to decrease and the availability of photographic quality digital print services increases, at retail, online, and at home. An estimated 55% of US households owned a digital camera by 2005, and this is expected to continue to grow to 81% by 2010.21 The use of digital cameras has increased dramatically (not only in North America, but worldwide) since their introduction in the mid 1990's.There is no demographic which digital cameras are exclusive to, especially in light of constantly falling prices the last several years, nor is there a prohibitive degree of technological sophistication required to operate these cameras. The average price paid for a digital camera has fallen from $315 in 2004 to $303 in 2005, and continues to fall.22

Photofinishing retailers originally viewed digital camera penetration as threatening their future. Film processing volume has been falling steadily the last years globally. In the U.S. alone, sales have fallen from 671 million rolls in 2003, to 571 million rolls in 2004, to 480 million in 2005 and an estimated 369 million in 2006 (a total drop of some 45% in that period). Commensurately, processing revenue has fallen in the same period from $5.39 billion in 2003 to an estimated $2.98 billion in 2006, a similar 44.7% drop.23 As consumers have switched their picture-taking activity from film to digital, one of the greatest challenges has been making them aware of the options for printing their digital pictures. The effect of digital cameras to date and future projections indicate that digital will have an additive effect on the growth of picture taking overall, especially as the cost to shoot a digital image is nothing as compared to film.

In 2003, 56 Billion digital photo exposures were taken worldwide, with growth to 144 Billion in 2005 and an estimated 312 Billion by 2008.24 The number of captured digital images in the USA (not including camera phones) has grown from 7.8 Billion in 2003, 12.9 Billion in 2004, 17.1 Billion in 2005, and an estimated 21.7 Billion in 2006. At the same time, the number of digital prints made by all methods has grown from 1.5 Billion (19.2% of total captured) in 2003, 3.1 Billion (24% of total) in 2004, 4.5 Billion (26.3% of total) in 2005, and an estimated 6.4 Billion (29.4% of total) in 2006. Film and digital cameras combined produced 14% fewer prints between 2000 and 2005 including retail, online, and home alternatives. Including prints made at home, the total value of printing was higher at $6.81 Billion in 2005 than the $6.23 Billion in 2000.25

The growth of printing at retail has recently outpaced home printing, and is expected to continue to do so in the next couple of years, for a variety of reasons. This is reflected in relative home and retail printing volumes, and for the first time since the introduction of digital cameras in the US, retail and online entities were the top destinations for digital printing in 2005. It was forecasted that for 2008, of the digital photo exposures that get printed worldwide, 56 Billion or 43% will be printed by retailers. Translated into photofinishing revenue, it is predicted that digital photofinishing at retail, from both store location drop-off and online orders, will be a $6.2 Billion industry in 2008.

____________________________
21 InfoTrends - 2005 Report

22 PMA Marketing Research: Photo Industry 2006 Review and Forecast / NPD Techworld

23 All figures here taken from PMAI / PMA Marketing Research: Photo Industry 2006

24 Hewlett Packard (HP) as from your previous writing

25 PMA Marketing Research: Photo Industry 2006 Review and Forecast

We continue to see a significant organic increase in the usage from our existing customers' connected to our Network.

We continue to integrate Pixology into our operations. We expect to incur additional costs related to the integration of Pixology during fiscal 2009. While we cannot predict the total costs of such integration with accuracy at this time, these costs may be significant to us.

Data Sources: PMAI / PMA, InfoTrends, Hewlett Packard (HP)

E. Off-Balance Sheet Arrangements

Not Applicable

F. Tabular Disclosure of Contractual Obligations
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Property leases	1,503,959	346,024	984,776	173,159	-
Other service agreements	3,662,025	1,566,921	2,095,104	-	-
Capital leases	612,590	490,072	122,518	-	-
Short-term debt obligation	937,548	937,548	-	-	-
Purchase consideration payable	869,803	869,803	-	-	-
Asset retirement obligations	21,893	-	-	21,983	-
Purchase obligations	135,429	135,429	-	-	-
	7,743,247	4,345,797	3,202,398	195,142	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names, residences, ages, positions with us, principal occupations within the last five years and beneficial ownership of our securities of each of our directors and executive officers as at December 31, 2009 are as follows. All Directors serve until the next Annual General Meeting of our Shareholders.

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)(5)	Percentage of Outstanding Shares(6)
Peter Fitzgerald (1)(2) ~~(3)~~ Herts, United Kingdom Director (July 31, 2001 - present)	61	March 3, 2005 - September 30, 2008: President & CEO of the Company February 3, 2003 - Present: Chairman of the Company	1,818,997 Common Shares(7)	5.2%

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)(5)	Percentage of Outstanding Shares(6)
Peter Scarth (1)(2) ~~(3)~~ West Vancouver, BC, Canada Director (Oct 10, 2000 to present)	63	August 1, 2002 - October 4, 2004: President & CEO of the Company March 2001- February 3, 2004: Chairman of the Company; and March 2001 - June 10, 2002: Chief Executive Officer of the Company.	1,033,208 Common Shares(8)	3.7%
Cory Kent ~~(2)(~~3) Vancouver, BC, Canada Director (March 10, 1999 - Present)	39	February 2003 to Present: Lawyer at Lang Michener LLP July 26, 2002 - March 13, 2003 Corporate Secretary of the Company; and 1996 to February 2003: Lawyer at Anfield Sujir Kennedy & Durno	273,324 Common Shares(9)	*
Thomas Nielsen (1) (2) (3) Seattle, WA, USA Director (June 23, 2005 - present)	38

November 2009 to present: VP Marketing & Business Strategy, Digital Imaging Products, Adobe Systems;
October 2004 - November 2009: Director of Engineering, Adobe Systems; and
October 1999 - August 2004: Product Unit Manager, Microsoft Corporation.

			241,824 Common Shares(10)	*
Scott Brownstein(1) (2) (3) Florida, USA Director (September 15, 2008 to present)	59	Present - Businessman Brownstein & McCabe Associates; December 2000 to May 2006 - FujiFilm eSystems SVP & CTO	72,202(11)	*
Robert Chisholm Vancouver, BC, Canada Director (April 27, 2009 to present)	46	April 2009 - Present: Partner Emprise Capital Corp.; Nov. 2001 - March 2009: Chief Financial Officer of PNI Digital Media Inc.; and 1999 - 2001: COO & CFO SCS Solars Computing Systems Inc.	215,000 Common Shares~~(12)~~	*
Kyle Hall Vancouver, BC, Canada Director (March 25, 2009 to present)	43

October 1, 2008 to Present: Chief Executive Officer ;March 13, 2003 - October 4, 2004: Corporate Secretary of the Company;
June 5, 2002 to September 30, 2008: Executive Vice President, Business Development of the Company;
March 9, 2001 - July 5, 2002: Director of the Company;
March 9, 2001 - June 5, 2002: President & C00 of the Company; and
September 15, 2000 - March 9, 2001: Vice-President, Sales & Business Development of the Company's US subsidiary.

			378,474 Common Shares(12)	*

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)(5)	Percentage of Outstanding Shares(6)
Aaron Rallo Vancouver, BC, Canada Director (March 25, 2009 to present)	36

October 1, 2008 to Present: President & COO; November 2004 - September 30, 2008: Chief Technology Officer of the Company;
March 2003 to May 2004: Senior Program Manager of Digital Imaging Devices for Microsoft Corporation;
November 1999 to February 2003: Vice President of Product Development and Operations for Fuji Film E-systems.

			402,971 Common Shares(13)	*
Simon Bodymore North Vancouver, BC	34

March 2009 - Present: CFO; December 17 to March 2009 - VP of Finance of the Company; January 2008 to December 16 - Director of Finance of the Company; November 2000 to December 2007 - Senior Manager of PricewaterhouseCoopers LLP

			63,880(14)	*
Patricia Spice Vancouver, BC, Canada	61	December 1995 - Present: Executive Assistant, PhotoChannel Networks Inc. December 1, 1995 to July 6, 2002 and October 4, 2004 to present: Corporate Secretary of the Company	100,106 Common Shares(15)	*
Chris Tivel Vancouver, BC, Canada	38

March 26, 2009 to Present - Chief Technology Officer
August 2007 - March 26, 2009: VP Product Development, PhotoChannel Networks Inc.; January 2005 to August 2007: Senior Architect, PhotoChannel Networks Inc; August 1998 to December 2004: Senior Architect, Fuji Film USA.

			189,030 Common Shares~~(16)~~	*
Susan Page New Jersey, USA	38	July 2007 to Present - VP US Sales of the Company; June 2005 - July 2007 - Pixology Inc. - VP US Sales; May 2001 - June 2005 - Pixology Software Ltd. - UK Sales Manager	25,000~~(17)~~	*
Karl Oertel Surrey, UK	41	July 2007 to Present - VP UK Operations of the Company; August 2006 - July 2007 - Pixology Ltd. VP UK Operations; July 1997 - August 2006 - ITEBA Ltd. - Operations Manager	45,000 ~~(18)~~	*

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)(5)	Percentage of Outstanding Shares(6)
Harley Ware Vancouver, BC, Canada		November 13, 2009 - Present - EVP In-Store Retail Systems March 11, 2009 - November 13, 2009 - Managing Director Europe	368,110(16)

(1)   Member of the Audit Committee.

(2)   Member of the Compensation Committee.

(3)   Member of the Corporate Governance Committee.

(4)   Information regarding shares beneficially owned or controlled is as of December 31, 2009 and has been furnished by the respective individuals. As such, we assume no responsibility for its accuracy or completeness. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. We believe that the beneficial owners of shares of our common shares listed above, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(5)   On November 2, 2006, we implemented a consolidation of our common shares on a one-new-common-share-for-10-old-common-shares basis. The number of shares disclosed as being beneficially owned or controlled by the named persons are shown on a post-consolidation basis.

(6)   Based on 34,243,183 common shares issued and outstanding as of December 31, 2009.

(7)   Includes 5,554 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(8)   Includes 5,554 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(9)   Includes 5,554 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(10) Consists of 5,554 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(11) Consists of 5,554 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(12) Includes 5,554 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(13) Includes 5,554 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(14) Includes 2,776 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(15) Includes 1,776 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(16) Includes 11,110 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

*   Denotes beneficial ownership of less than 1% of the issued and outstanding common shares of our Company.

B. Compensation

During the fiscal year ended September 30, 2009, the aggregate amount of compensation paid by us and our subsidiaries to all directors and officers as a group for services in all capacities was $1,505,210. Of such amount, $nil was paid or accrued under a described bonus and profit sharing plans.

Our Company may grant, pursuant to the policies of the TSX Venture Exchange, stock options to directors, officers and employees of, and consultants to, our Company or a subsidiary of our Company, or to employees of a company providing management services to our Company or any of our subsidiaries. We have adopted a stock option plan that is more fully described in Item 6.E of this annual report.

During the fiscal year ended September 30, 2009, neither us nor our subsidiaries set aside or accrued any amount to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by us or our subsidiaries. The term "plan" includes all plans, contracts, authorizations or arrangements, whether or not set forth in any formal document.

The following table sets out all compensation paid to our Chief Executive Officer and our four most highly compensated executive officers other than the Chief Executive Officer during the fiscal periods indicated.

		Annual Compensation			Long Term Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Common Shares Under- Lying Options Granted (Number)
Kyle Hall (1) CEO	2009 2008 2007	235,417 189,583 168,750	10,000 25,000 25,000	Nil Nil Nil	50,000 75,000 75,000
Aaron Rallo President(2)	2009 2008 2007	225,299 201,277 181,250	10,000 25,000 50,000	Nil Nil Nil	50,000 75,000 75,000
Simon Bodymore(3) CFO	2009 2008 2007	161,250 85,923 -	- - -	Nil Nil -	25,000 50,000 -
Chris Tivel VP, Product Development (4)	2009 2008 2007	172,542 145,500 135,000	17,500 29,100 26,700	- Nil Nil	- 75,000 50,000
Sue Page, VP, Sales (5)	2009 2008 2007	152,959 130,782 33,933	- - -	Nil Nil Nil	- 25,000 -

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

(3)   On December 17, 2008, Simon Bodymore, formerly Director of Finance for us became VP Finance. On March 26, 2009 Mr. Bodymore became Chief Financial Officer.

(4)   On August 16, 2007, Chris Tivel, formerly Senior Architect for us became VP of Product Development. Mr. Tivel was appointed to Chief Technical Officer on March 26, 2009

(5)   On July 2, 2007 upon the acquisition of Pixology PLC, Sue Page joined the PNI Digital Media group and was appointed VP, Sales

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

D. Employees

We currently have ninety three (93) permanent full-time employees, two (2) permanent part-time employees and seven (7) consultants we retain for regular engagements. None of our staff are unionized.

We currently have the following staffing in our Vancouver office:

Executive Officers Operations Finance/Administration Technology and Applications Sales, and Business Development	5 11 7, includes 3 executive officers. 57, includes 2 executive officers. 3,

We currently have the following staffing in our Southampton, UK office:

Executive Officers Operations Finance/Administration Technology and Applications Sales, and Business Development	1 1 2 12, includes 1 executive officer. 1

We currently have the following staffing in our New Jersey office:
Sales, and Business Development	1, includes 1 executive officer.

E. Share Ownership

As disclosed in Item 6.A, each of our current directors and executive officers has reported to us the number of common shares he or she beneficially owned in our Company as of December 31, 2009. To determine beneficial ownership for these purposes, each director or executive officer is deemed to be the beneficial owner of securities over which he or she exercises voting or investment power; and of securities that he or she has the right to acquire within sixty days, pursuant to such events as the exercise of a stock option, warrant or right, or through the conversion of a security, or through the power to revoke a trust or the automatic termination of a trust. Based on the information provided by our directors and executive officers, they as a group beneficially owned a total of 4,859,016 common shares (including an aggregate of 3,018,802 common shares that are reserved for issuance pursuant to stock options that are all exercisable within sixty days).

As of December 31, 2009, options to purchase an aggregate of 3,283,869 common shares had been granted and were outstanding, as follows:

Number of Common Shares	Exercise Price Per Common Share	Expiration Date
60,000 250,000 311,376 687,993 1,280,500 4,000 50,000 200,000 415,000 25,000	$1.50 $1.50 $1.25 $2.32 $3.35 $3.65 $1.37 $2.00 $1.48 $1.50	August 29, 2010 September 9, 2010 March 5, 2011 December 11, 2011 March 11, 2013 April 14, 2013 December 17, 2013 March 10, 2014 March 25, 2014 August 6, 2014

As of December 31, 2009, a total of 3,014,250 common shares were subject to options held by our directors and executive officers as a group. The following table sets forth particulars of the options held by each of our directors and executive officers:
Name	Grant Date	Exercise Price	Expiration Date	Total Number of Options
Peter Fitzgerald Director, Chairman	March 5, 2006 December 11, 2006 March 11, 2008 March 25, 2009	$1.25 $2.32 $3.35 $1.48	March 5, 2011 December 11, 2011 March 11, 2013 March 25, 2014	35,000 35,000 100,000(1) 50,000
Peter Scarth Director	March 5, 2006 December 11, 2006 March 11, 2008 March 25, 2009	$1.25 $2.32 $3.35 $1.48	March 5, 2011 December 11, 2011 March 11, 2013 March 25, 2014	35,000 100,000 100,000 50,000
Cory Kent Director	March 5, 2006 December 11, 2006 March 11, 2008 March 25, 2009	$1.25 $2.32 $3.35 $1.48	March 5, 2011 December 11, 2011 March 11, 2013 March 25, 2014	35,000 100,000 100,000 50,000
Thomas Nielsen Director	August 29, 2005 March 5, 2006 December 11, 2006 March 11, 2008 March 25, 2009	$1.50 $1.25 $2.32 $3.35 $1.48	August 29, 2010 March 5, 2011 December 11, 2011 March 11, 2013 March 25, 2014	35,000 35,000 35,000 100,000 50,000
Scott Brownstein Director	December 17, 2008 March 25, 2009	$1.37 $1.48	December 17, 2013 March 25, 2014	50,000 50,000
Robert Chisholm Director	March 5, 2006 December 11, 2006 March 11, 2008 March 11, 2008	$1.25 $2.32 $3.35 $1.48	March 5, 2011 December 11, 2011 March 11, 2013 March 11, 2013	50,000 75,000 25,000 50,000 (1)

Name	Grant Date	Exercise Price	Expiration Date	Total Number of Options
Kyle Hall Chief Executive Officer	August 29, 2005 March 5, 2006 December 11, 2006 March 11, 2008 March 25, 2009	$1.50 $1.25 $2.32 $3.35 $1.48	August 29, 2010 March 5, 2011 December 11, 2011 March 11, 2013 March 25, 2014	25,000 50,000 75,000 75,000 50,000
Aaron Rallo President	September 9, 2005 March 5, 2006 December 11, 2006 March 11, 2008 March 25, 2009	$1.50 $1.25 $2.32 $3.35 $1.48	September 9, 2010 March 5, 2011 December 11, 2011 March 11, 2013 March 25, 2014	200,000 3,000 75,000 75,000 50,000
Simon Bodymore Chief Financial Officer	March 11, 2008 March 25, 2009	$3.35 $1.48	March 11, 2013 March 25, 2014	50,000 25,000
Patricia Spice Corporate Secretary	March 5, 2006 December 11, 2006 March 11, 2008 March 25, 2009	$1.25 $2.32 $3.35 $1.48	March 5, 2011 December 11, 2011 March 11, 2013 March 25, 2014	15,000 25,000 50,000 15,000
Chris Tivel VP Product Development	September 5, 2005 March 5, 2006 December 11, 2006 March 11, 2008	$1.50 $1.25 $2.32 $3.35	September 5, 2010 March 5, 2011 December 11, 2011 March 11, 2013	50,000 13,500 50,000 75,000
Susan Page VP US Sales	March 11, 2008	$3.35	March 11, 2013	25,000
Karl Oertel VP UK Operations	March 11, 2008	$3.35	March 11, 2013	45,000
Harley Ware, Managing Director, Europe	March 10, 2009	$2.00	March 10, 2014	100,000

(1) - During the year ended September 30, 2009, the exercise price of 50,000 options previously granted to Robert Chisholm on March 11, 2008 was amended from $3.35 to $1.48

Stock Option Plan

Our Company initially adopted a stock option plan in 1997. At our Company's annual general meeting held on March 10, 2004, our shareholders approved an increase in the number of common shares reserved for issuance under the plan to 18,000,000 common shares (as so amended, the "2004 Plan").

At our Company's annual general meeting held on March 6, 2006, our shareholders approved a stock option plan (the "2006 Plan") which provides for a "rolling" number of underlying shares rather than a "fixed" number of shares. Specifically, the 2006 Plan provides that the maximum number of common shares reserved for issuance upon exercise of any options granted under the 2006 Plan shall be equal to 10% of the issued and outstanding common shares of our Company at the time the options are granted, less the number of shares reserved for issuance under any outstanding options. This will mean that there can never be more than 10% of our Company's issued and outstanding common shares reserved for issuance under the 2006 Plan at any point in time. The 2006 Plan was amended by shareholders at the annual general meetings held on March 6, 2007 and March 25, 2009.

Eligible Optionees

Under the policies of TSX Venture Exchange, to be eligible for the issuance of a stock option under the 2006 Plan, as amended, an Optionee must be, at the time the option is granted, a director, officer or employee of, or a consultant to, our Company or a subsidiary of our Company, or an employee of a company providing management services to our Company or any of our subsidiaries.

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

Material Terms of the 2006 Plan

The following is a summary of the material terms of the 2006 Plan, as amended:

  all options granted under the 2006 Plan are non-assignable, non-transferable and exercisable for a period of up to 10 years (subject to extension in the event that the expiry of the option occurs during a securities trading black out period);

  for stock options granted to employees or service providers (inclusive of management company employees), our Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of our Company or any subsidiary;

  if an Optionee ceases to be employed by our Company (other than as a result of termination with cause) or ceases to act as a director or officer of our Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date of such Optionee ceases to be employed or act as an officer or director (30 days if the Optionee is engaged in "Investor Relations Activities: as defined in the policies of the TSX Venture Exchange, and our Company remains listed on the TSX Venture Exchange as a Tier 2 issuer), unless the Board determines to extend the term of the Option for a period of not more than one year;

  the minimum exercise price of an option granted under the 2006 Plan must not be less than the Discounted Market Price (as defined in the policies of the TSXV);

  no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of our Company in any one year period; and

  as indicated above, outstanding stock options granted under the 2004 Plan are now deemed to have been granted under the 2006 Plan and will be subject to the terms and conditions of the 2006 Plan, as amended.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of our directors and senior officers, as of December 31, 2009, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over 5% or more of our outstanding common shares, except as noted below. Our directors and officers, as a group, control us by reason of their positions with us and their ownership of common shares and common share options. As a group, they beneficially own, directly or indirectly, 4,859,016 common shares, representing about 14.2% of our presently issued and outstanding common shares (including an aggregate of 237,820 common shares that are reserved for issuance pursuant to stock options that are all exercisable within sixty days).

Pursuant to the policies of the TSX Venture Exchange, where an issuance of securities may result in the creation of a new control person of an issuer (which is a person holding greater than 20% of the outstanding securities of an issuer is deemed to be), the issuance must be approved by the disinterested shareholders of the company. To the knowledge of our directors and senior officers, as of December 31, 2009 no person or corporation owned or had the intent of acquiring 20%or greater of our securities.

Peter Fitzgerald is our Chairman and is a significant shareholder and investor in us. Currently, Mr. Fitzgerald owns 1,615,673 of our common shares or 4.8% of our outstanding common shares. Mr. Fitzgerald also holds 5,554 common share options that are all exercisable within sixty days and if he were to exercise all of these options and assuming no other common shares of us are issued prior to such exercise, Mr. Fitzgerald could own 1,818,997of our common shares, representing 5.3% of our then outstanding securities, as of December 31, 2009.

As of December 31, 2009, our shareholders' register listed approximately 78 registered shareholders holding an aggregate of 34,243,183 common shares. A total of 31 of these registered shareholders were shown to be residents of Canada, owning 25,905,120 shares representing 75,.6% of our issued and outstanding common shares. A total of 31 of these registered shareholders were shown to be residents of the United States, owning 7,483,983 shares representing 21.9% of our issued and outstanding common shares.

B. Related Party Transactions

None of our directors or executive officers, or any associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect us, other than as disclosed herein.

For the fiscal year ended September 30, 2009, wages and consulting fees of $1,505,210 were paid to our directors and officers.

During the year ended September 30, 2009, we incurred legal fees of $130,287 for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at September 30, 2009 included $28,564 related to these services.

During the year ended September 30, 2008, we advanced loans to our officers in the amount of $68,000 with interest payable at a rate of 7% per annum. Included in accounts receivable at September 30, 2009 is $19,320, comprising an amount of $17,000 representing a portion of the principal which remains outstanding and $2,320 representing interest accrued on that principal. This amount falls due for repayment within one year from the date of issue. At September 30, 2007, an amount of $48,615 was due from an officer of the Company. This amount was repaid in full on October 25, 2007. During the year ended September 30, 2009, interest income of $1,306 was earned on these loan balances.

During the year-ended September 30, 2008, we were provided with an unsecured loan from a Director and Officer totalling £500,000 ($864,650). The loan, which is denominated in Sterling bears interest at a rate equal to the Bank of England base rate, plus 3.75% and falls due for repayment on May 31, 2010. At September 30, 2009, the total amount, including interest of this loan balance was $937,548. During the year ended September 30, 2009, interest expense of $46,076 was recorded relating to this loan. In October 2009 we repaid this loan in full.

During the year ended September 30, 2009, we incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $52,398 (2008 - $70,685) with a company of which one of our directors is Chairman and Chief Executive Officer. Accounts payable and accrued liabilities at September 30, 2009 included $18,262 (2008 - $9,844) related to these services.

We share our UK premises with another company of which an Officer is a majority shareholder. During the year ended September 30, 2009 we were recharged its proportional share of office running costs totalling $128,819 by this related party. In addition, during the year ended September 30, 2009, we used the software development services of this company, incurring costs of $20,660 and carried out professional development work totalling $18,255 on behalf of this company. At September 30, 2009, accounts payable included $119,076 and accounts receivable $19,887 due to and from this company respectively.

During the year ended September 30, 2009, we utilized the services of an Officers' family member on a contract basis. Fees of $22,404 were charged for these services. At September 30, 2009, $3,656 (2008: $nil) was included in accounts payable related to these fees.

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

Legal Proceedings.

As of the date of this Annual Report, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities. We may become involved in claims litigation arising in the ordinary course of business. In the opinion of management, the outcome of such claims litigation, if decided adversely, could have an effect on the operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters would not materially affect our consolidated financial position.

B. Significant Changes

Since the date of the audited consolidated financial statements, there have been no significant changes other than as detailed, if applicable, in Liquidity and Capital Resources in Item 5.B and in Business Overview in Item 4.B.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9A(4) and Item 9C.

A. (4). Price History

Market and Trading Prices

Our common shares are listed and posted for trading on the TSX Venture Exchange, commonly called the TSX-V, under the trading symbol "PN". Our shares were first listing for trading on the Montreal Exchange ("ME"), in Montreal, Quebec, Canada, which merged with the Canadian Venture Exchange ("CDNX") in September 2001 and effective October 1, 2001 we began trading on the CDNX. Subsequently the CDNX was acquired by the TSX in 2002 and on April 1, 2002 we were listed for trading on the TSX-V. On November 2, 2006, we implemented a consolidation of our common shares on a one-new-common-share-for-10-old-common-shares basis. The following table sets forth the reported high and low sale prices of our common shares as reported by the TSX-V for each full quarterly period within our two most recent fiscal years on a post consolidated basis.

		Sales Prices (CAN$)
		High	Low
Common Shares
Annual Data	2009	2.29	1.00
	2008	4.50	1.90
	2007	5.77	2.31
	2006	3.75	0.95
	2005	1.90	0.70
	2004	3.90	1.15

Quarterly data	2009
	September 30, 2009	2.02	1.40
	June 30, 2009	1.82	1.45
	March 31, 2009	2.00	1.44
	December 31 2008	2.29	1.00

	2008
	September 30, 2008	3.63	1.90
	June 30, 2008	4.15	3.45
	March 31, 2008	3.95	2.91
	December 31, 2007	4.65	3.57

		Sales Prices (CAN$)
		High	Low
Monthly Data	February 2010	1.81	1.60
	January 2010	1.84	1.60
	December 2009	1.92	1.60
	November 2009	1.80	1.65
	October 2009	1.95	1.63
	September 2009	2.02	1.68

Our common shares are also listed on the OTC Bulletin Board in the United States under the trading symbol PNDMF, however, we do not presently have an active market maker in the United States. The following table sets forth the high and low sales prices for the common shares on the OTC BB for each full quarterly period within our two most recent fiscal years on a post consolidated basis.

		Sales Prices (US$)
		High	Low
Common Shares
Annual Data	2009	2.05	0.89
	2008	4.65	1.84
	2007	4.88	2.52
	2006	3.29	0.63
	2005	1.70	0.50
	2004	2.80	0.80

Quarterly Data	2009
	September 30 2009	1.86	1.23
	June 30 2009	1.59	1.24
	March 31 2009	1.60	1.14
	December 31, 2008	2.05	0.89

	2008
	September 30, 2008	3.65	1.84
	June 30, 2008	4.20	3.30
	March 31, 2008	4.00	2.88
	December 31, 2007	4.65	3.57

Monthly Data	February 2010	1.72	1.55
	January 2010	1.72	1.56
	December 2009	1.78	1.55
	November 2009	1.70	1.55
	October 2009	1.87	1.52
	September 2009	1.86	1.56

Our common share register indicates that 31 of our registered shareholders are residents of the United States, owning 7,483,983 shares representing 21.9% of our issued and outstanding common shares. We have no information and express no opinion regarding the identities, addresses or holdings of the beneficial owners of these securities.

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

In March 2004, the Company Act (British Columbia) (the "BCCA") was replaced by the Business Corporations Act (British Columbia) (the "BCA"). All companies incorporated under the BCCA were required complete a transition application under the BCA by March 29, 2006. We have been successfully transitioned under the BCA. We filed a Notice of Articles in June 2005. At our annual general meeting held on March 24, 2005, our shareholders adopted a new set of Articles which is intended to take advantage of the increased flexibility afforded by the BCA with respect to certain provisions of our Charter Documents. Details of our Notice of Articles and Articles were disclosed in our annual report on Form 20-F for the fiscal year ended September 30, 2005, as filed with the Securities and Exchange Commission. At our annual general meeting held on March 6, 2008, our shareholders approved special resolutions to delete the provisions of or Articles related to Preferred Shares, none of which had been issued; this amendment became effective on June 4, 2008. In addition, on June 4, 2009, we filed Notice of Articles and Certificate of Name Change regarding the change of our name from "Photochannel Networks Inc." to "PNI Digital Media Inc."

C. Material Contracts

The following summary of our material agreements, which agreements are filed as exhibits to this annual report or have been previously filed with the SEC, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements. There are no material contracts, other than those contracts entered into in the ordinary course of business, currently in place or to which we or any member of our group is a party, from the two years immediately preceding the publication of this annual report, except as follows:

1.   The Toronto Co-Located Hosting Agreement with TELUS Communications Inc., dated November 19, 2007. This agreement is for a 60 month period commencing January 15, 2008.

2.   The Vancouver Co-Located Hosting Agreement with TELUS Communications Inc., dated November 20, 2007. This agreement is for a 34 month period commencing December 1, 2007.

3.   The Services Agreement between Pixology and ASDA Stores Limited is dated 28 September 2005 and continues in full force and effect until terminated by either party giving no less than three calendar month's notice in writing to the other, such notice to expire at any time on or after the first anniversary of the commencement date.

4.   The lease between Pixology and the University of Surrey for Chancellor Court (Pixology's Office) is dated 22 April 2008 and has a term of 5 years.

5.   The Services Agreement with Sam's West Inc., dated January 23, 2008. This Agreement is for a period of two years, expiring January 23, 2010 (the "Term") and automatically renews for one year periods unless written notice is provided by one party to the other prior to the end of the Term or the then current renewal term.

6.   The Amended and Restated Services Agreement with Wal-Mart Canada Corp., dated January 31, 2008. This Agreement is for a period of two years, expiring January 31, 2010 (the "Term") and automatically renews for one year periods unless written notice is provided by one party to the other not less than thirty (30) days prior to the end of the Term or the then current renewal term.

7.   The License and Services Agreement with Black Photo Corporation, dated April 1, 2008. This Agreement is for a period of three years, expiring April 1, 2011 (the "Term"). After seventeen months Blacks shall have the right to terminate this contract at anytime with 90 days prior written notice.

8.   The Internet Photo Services Agreement with Costco Wholesale Corporation, dated April 29, 2008. This Agreement is for a period of three years, expiring April 29, 2011 (the "Term") and may be extended by Costco for one year periods unless written notice is provided by Costco to at least ninety (90) days prior to the end of the Term or the then current renewal term.

9.   The Master Equipment Lease Agreement with Relational Funding Canada Corp., dated March 10, 2008. This Agreement is for a period of three years.

10.   The lease renewal and modification agreement for our executive offices located at Suites 580 & 590, 425 Carrall Street, Vancouver, British Columbia, Canada, dated June 11, 2009 and covers 6,602 square feet. The amendment comprises an extension to the original lease for the period August 1, 2009 to July 31, 2014. We lease the premises from a third party corporation. The monthly base rent is approximately $6,877.08.

11.   The lease renewal and modification agreement for our support offices located at Suites 450, 460 & 470, 425 Carrall Street, Vancouver, British Columbia, Canada, dated June 11, 2009. The lease comprises 2,259 square feet in an office building owned by a third party corporation. The amendment comprises an extension to the original lease for the period August 1, 2009 to July 31, 2014. The monthly base rent is approximately $2,353.13.

12.   The Share Purchase Agreement amongst PhotoChannel Networks Inc., as Purchaser and Vendors in relation to the sale and purchase of the whole of the issued share capital of WorksMedia Limited, dated February 25, 2009.

13.   The License and Distribution Agreement, dated September 30, 2009 between the Company and Retail Imaging Management Group L.L.C.  This agreement is for a period of three (3) years and renews automatically for additional one (1) year periods unless written notice is given by either party not less than ninety (90) days prior to the end of the Term or then current Renewal Term.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for any of our shareholders who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of our common stock as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in our stock is effectively connected with such permanent establishment or fixed base. This summary is based upon the provisions of the Canadian Tax Act including the regulations thereunder (the "Regulations") in force as of the date hereof and Counsels' understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency (the "CRA"). Except for specifically proposed amendments (the "Proposed Amendments") to the Tax Act and the Regulations that have been publicly announced by or on behalf of the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative practices and policies of the CRA. There can be no assurance that the Proposed Amendments will be enacted in their present form, or at all. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of the Securities. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

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

We are required to file reports and other information with the securities commission in British Columbia, Alberta, Ontario and Quebec. Readers are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commission. These filings are also electronically available for the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system (EDGAR).

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

Many of our strategies are based on historical trading patterns and correlations and our management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom which generally have an investment grade rating of a minimum of A- and does not invest any significant deposits in any financial institutions with a rating below that investment grade. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $312,349 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $3,924,935 at risk should the financial institutions with which the deposits are held cease trading.

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

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2009, four customers each account for 10% or more of total trade accounts receivable (2008 - four customers).

Financial assets past due

At September 30, 2009, the Company has a provision of $154,945 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At September 30, 2009

		Financial assets that are past due but not impaired
	Neither past due nor impaired	31 - 60 days	61 - 90 days	91 days +	Carrying value on the balance sheet $

Trade accounts receivable	3,304,496	327,965	530,187	636,529	4,799,177
Other	40,105	-	-	-	40,105

The definition of items that are past due is determined by reference to terms agreed with individual customers.  Of the 91 days+ balance outstanding at September 30, 2009, 55% has been subsequently collected as at December 14, 2009.  None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At September 30, 2009, the Company had a provision for doubtful accounts of $154,945 which was made against trade accounts receivable in excess of twelve months old and where collection efforts to date have been unsuccessful. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt

Market risk

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

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and its loan payable.  The Company's objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

The Company's loan payable bears interest at a rate based on the United Kingdom Base Rate plus a premium of 3.75%. The Company does not have in place any financial instruments to mitigate the possible adverse effects of an increase in the underlying Base Rate.

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

At September 30, 2009, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $2,435,735, accounts receivable of $2,274,425 and accounts payable of $5,033,722 which were denominated in UK £. In addition, at September 30, 2008, the Company had cash and cash equivalents of $1,778,532, accounts receivable of $1,698,105 and accounts payable of $847,192 which were denominated in US$ as well as a UK £ denominated loan outstanding of $937,548. In October 2009 the Company repaid this loan in full.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss for the period which a change in foreign exchange rates or interest rates during the year ended September 30, 2009 would have had.

This sensitivity analysis includes the following assumptions:

  Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

  Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net loss $

Change of +/- 10% in US$ foreign exchange rate	+/- 224,856
Change of +/- 10% in UK£ foreign exchange rate	+/- 703,556

A change of 1% in the United Kingdom Base Rate would have an annual impact of approximately $8,600 on the Company's net loss.

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

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company's results to differ from that shown above.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults with respect to dividends, arrearages or delinquencies since September 30, 2009.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of our security holders or use of proceeds since September 30, 2009.

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this annual report, being September 30, 2009. This evaluation was carried out by the Company's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of September 30, 2009.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management has assessed the effectiveness of our internal control over financial reporting as at September 30, 2009 using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that the Company maintained effective internal control over financial reporting as at September 30, 2009.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During our fiscal year ended September 30, 2009, we amended our accounting treatment of the allocation of goodwill and intangible assets. In addition, we adopted a policy of seeking additional guidance from independent third parties in areas of complex accounting in order to reduce risk. We believe that the adoption of new procedures regarding the allocation of goodwill and intangible assets has addressed the material weaknesses identified in our management's report on internal control over financial reporting for our fiscal year ended September 30, 2008, which was included in our annual report for such year end. Thus, we believe that our adoption of new procedures regarding the allocation of goodwill and intangible assets has materially affected our internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of the audit committee are Peter Scarth, Peter Fitzgerald and Thomas Nielsen.

Our Board of Directors has determined that Peter Fitzgerald qualifies as a "financial expert", however, he is not independent according to the standards for audit committee member independence prescribed by the American Stock Exchange.

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

The Company undertakes to provide to any person without charge, upon request, a copy of our Code. Such requests can be made to the Company in writing (our principal executive office is located at 590-425 Carrall Street, Vancouver, British Columbia, Canada V6B 6E3) or by telephone (our telephone number is 604-893-8955).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.       Audit Fees

The aggregate fees billed by our auditors were CDN $320,000 and CDN$374,000 for the fiscal years ended 2009 and 2008, respectively.

B.       Audit-Related Fees

The aggregate fees billed by our auditors for audit-related fees were CDN$22,000 and CDN$62,000 for the fiscal years ended 2009 and 2008, respectively and related to review engagements carried out with regards to certain of our quarterly financial statements.

C.       Tax Fees

The aggregate fees billed by our auditors for tax fees were CDN$nil and CDN$9,000 for the fiscal years ended 2008 and 2007, respectively.

D.       All Other Fees

Nil

Pre-Approval of Services by the Independent Auditor

The Audit Committee is responsible for the pre-approval of audit and permitted non-audit services to be performed by the Company's independent auditor. The Audit Committee will, on an annual basis, consider and, if appropriate, approve the provision of audit and non-audit services by its auditor. Thereafter, the Audit Committee will, as necessary, consider and, if appropriate, approve the provision of additional audit and non-audit services by its auditor which are not encompassed by the Audit Committee's annual pre-approval and are not prohibited by law. The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve, on a case-by-case basis, non-audit services to be performed by the Company's auditors. The Audit Committee has approved all of the audit and permitted non-audit services performed by the Company's auditors in the year ended September 30, 2009.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

Not Applicable

ITEM 16G. CORPORATE GOVERNANCE.

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

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:
Exhibit Number	Description
1.1	Articles, as amended (1)
1.2	Notice of Articles, dated December 2, 2009 (1)
1.3	Certificate of Change of Name, dated June 4, 2009 (1)
4.1	The Services and Software Agreement with CVS Pharmacy, Inc., dated February 1, 2006.(2)
4.2	The Toronto Co-Located Hosting Agreement with TELUS Communications Inc., dated November 19, 2007. This agreement is for a 60 month period commencing January 15, 2008. (3)
4.3	The Vancouver Co-Located Hosting Agreement with TELUS Communications Inc., dated November 20, 2007. This agreement is for a 34 month period commencing December 1, 2007. (3)
4.4

The Services Agreement between Pixology and ASDA Stores Limited is dated 28 September 2005 and continues in full force and effect until terminated by either party giving no less than three calendar month's notice in writing to the other, such notice to expire at any time on or after the first anniversary of the commencement date. (3)

4.5

The lease between Pixology and the University of Surrey for Chancellor Court (Pixology's Office) is dated 24 April 2003 and has a term of 10 years. Also contained is the option of terminating the lease on the expiry of the fifth year of the term with at least six months prior written notice and an amount payable equal to three months rent. (3)

4.6	The Services Agreement with Sam's West Inc., dated January 23, 2008. (4)

Exhibit Number	Description
4.7	The Amended and Restated Services Agreement with Wal-Mart Canada Corp., dated January 31, 2008. (4)
4.8	The License and Services Agreement with Black Photo Corporation, dated April 1, 2008. (4)
4.9	The Internet Photo Services Agreement with Costco Wholesale Corporation, dated April 29, 2008. (4)
4.10	The Master Equipment Lease Agreement with Relational Funding Canada Corp., dated March 10, 2008. (4)
4.11	The lease renewal and modification agreement for our executive offices in Canada with The Old BC Electric Building Corp., dated June 11, 2009.(1)
4.12	The lease renewal and modification agreement for our support offices in Canada with The Old BC Electric Building Corp., dated June 11, 2009. (1)
4.13

The share purchase agreement amongst PhotoChannel Networks Inc., as Purchaser and Vendors in relation to the sale and purchase of the whole of the issued share capital of WorksMedia Limited, dated February 25, 2009. (1)

4.14	The license and distribution agreement between PNI Digital Media Inc. and Retail Imaging Management Group L.L.C., dated September 30, 2009. (1)
12.1	Section 302(a) Certification of CEO.(1)
12.2	Section 302(a) Certification of CFO.(1)
13.1	Section 906 Certifications of CEO and CFO.(1)

_____________________

(1)   Filed herewith.

(2)   Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2006, as filed with the SEC on April 2, 2007.

(3)   Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2007, as filed with the SEC on April 4, 2008.

(4)   Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2008, as filed with the SEC on January 20, 2009.

SIGNATURES

         The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: March 15, 2010	PNI DIGITAL MEDIA INC. (Registrant) By: /s/ Peter David Fitzgerald Peter David Fitzgerald Chairman

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)

Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

(b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

(c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

We have excluded from our assessment the internal control over financial reporting at WorksMedia Limited ("WorksMedia") which was acquired after close of business on March 10, 2009 as described in Note 3 of the notes to our audited consolidated financial statements for the year ended September 30, 2009. WorksMedia's total and net assets and total revenues represented $462,644 (2%), $104,889 (9%) and $671,164 (3%), respectively, of the corresponding financial statement amounts as of, and for the year ended, September 30, 2009. The net loss of WorksMedia included in consolidated net income was $492,622 (27%) for the year ended September 30, 2009.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of September 30, 2009 using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO" Report").

Based on our assessment and those criteria, management believes that PNI Digital Media Inc. maintained effective internal control over financial reporting as of September 30, 2009.

Kyle Hall Chief Executive Officer Vancouver, Canada December 14, 2009	Simon Bodymore Chief Financial Officer

Independent Auditors' Report

To the Shareholders of PNI Digital Media Inc.

We have audited the accompanying consolidated balance sheets of PNI Digital Media Inc. as at September 30, 2009 and September 30, 2008, and the related consolidated statements of loss and comprehensive loss, of deficit, of shareholders' equity and of cash flows for each of the years in the three year period ended September 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at September 30, 2009 and September 30, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2009 in accordance with Canadian generally accepted accounting principles.

Signed "PricewaterhouseCoopers LLP"

Chartered Accountants
December 14, 2009

"PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Consolidated Balance Sheets
As at September 30, 2009 and 2008
(expressed in Canadian dollars)

	September 30, 2009	September 30, 2008

Assets

Current assets
Cash and cash equivalents	$ 4,237,284	$ 2,670,988
Accounts receivable (note 5)	4,855,114	4,019,286
Prepaid expenses and other current assets	312,687	430,616

	9,405,085	7,120,890

Property and equipment (note 6)	6,174,920	6,786,650

Deferred expenses	-	52,882

Intangible assets (note 7)	3,892,211	5,164,492

Goodwill (note 8)	1,664,759	1,498,539

	$ 21,136,975	$ 20,623,453

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	$ 7,785,812	$ 7,480,801
Purchase consideration payable (note 3)	869,803	-
Current portion of deferred revenue	410,088	658,045
Current portion of capital lease obligations (note 15)	490,072	490,072
Loan payable (note 16)	937,548	969,886
Asset retirement obligation (note 10)	41,503	-

	10,534,826	9,598,804

Deferred revenue	195,059	363,108
Long-term portion of capital lease obligations (note 15)	38,500	375,875
Restructuring liability (note 4)	176,056	-
Asset retirement obligations (note 10)	-	22,009
	10,944,441	10,359,796

Shareholders' Equity (note 12)

Share capital	$ 66,017,456	$ 65,614,347
Warrants	-	4,961,826
Contributed surplus	18,521,086	11,611,165
	84,538,542	82,187,338

Deficit	(72,536,814)	(70,767,148)

Accumulated other comprehensive loss	(1,809,194)	(1,156,533)

	(74,346,008)	(71,923,681)

	10,192,534	10,263,657

	$ 21,136,975	$ 20,623,453

Approved by the Board of Directors

"Kyle Hall" Director	"Peter Fitzgerald Director

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Consolidated Statements of Loss and Comprehensive Loss
For the Years Ended September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

	2009	2008	2007

Revenue (note 13)	$ 24,446,569	$ 17,049,587	$ 7,511,328

Expenses
Network delivery	6,672,583	7,409,525	2,523,174
Software development	7,566,227	6,914,291	4,178,111
General and administration	4,893,640	4,480,258	3,199,727
Sales and marketing	1,202,699	1,140,028	1,134,350
Amortization of intangible assets	3,243,359	3,214,908	574,184
Amortization of property and equipment	2,770,357	2,044,145	649,270
	26,348,865	25,203,155	12,258,816

Loss from operations before the undernoted	(1,902,296)	(8,153,568)	(4,747,488)

Realized foreign exchange gain (loss)	115,526	53,818	(365,474)
Unrealized foreign exchange gain (loss)	435,467	407,223	(1,349,690)

Interest income	8,759	134,848	393,416
Interest expense	(219,951)	(123,192)	-

Loss on disposal of property, plant & equipment	(56,171)	(35,698)	-
Gain on settlement of asset retirement obligation	-	86,120	-
Goodwill impairment (note 8)	-	(1,086,577)	-

	283,630	(563,458)	(1,324,748)

Loss before income taxes	(1,618,666)	(8,717,026)	(6,072,236)

Income tax expense (note 11)	(151,000)	-	-

Net loss	(1,769,666)	(8,717,026)	(6,072,236)

Other comprehensive loss:

Unrealized foreign exchange loss on translation of self- sustaining foreign operations	(652,661)	(346,964)	(809,569)

Comprehensive loss	$ (2,422,327)	$ (9,063,990)	$ (6,881,805)

Basic and fully diluted net loss per share	$ (0.05)	$ (0.26)	$ (0.20)

Weighted average number of common shares outstanding	33,610,843	33,383,866	29,877,739

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Consolidated Statements of Deficit
For the Years Ended September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

	2009	2008	2007

Balance, beginning of year	$ (70,767,148)	$ (62,050,122)	$ (55,977,886)

Net loss for the year	(1,769,666)	(8,717,026)	(6,072,236)

Balance, end of the year	$ (72,536,814)	$ (70,767,148)	$ (62,050,122)

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Consolidated Statements of Shareholders' Equity
For the Years Ended September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)
	Share capital		Other capital accounts

	Number of Common Shares	Amount	Contributed surplus	Warrants	Deficit	Accumulated other comprehensive loss	Total shareholders' equity

Balance - September 30, 2006	26,048,376	$ 49,115,790	$ 9,958,544	$ 338,314	$ (55,977,886)	$ -	$ 3,434,762
Issuance of shares and warrants, net of issue costs	4,430,588	11,063,482	-	4,961,826	-	-	16,025,308
Issuance of shares on exercise of options	611,572	1,438,128	(542,517)	-	-	-	895,611
Issuance of shares on exercise of warrants	2,225,000	3,675,814	-	(338,314)	-	-	3,337,500
Stock-based compensation recorded in net loss	-	-	799,750	-	-	-	799,750
Net loss	-	-	-	-	(6,072,236)	-	(6,072,236)
Other comprehensive loss	-	-	-	-	-	(809,569)	(809,569)

Balance - September 30, 2007	33,315,536	$ 65,293,214	$10,215,777	$ 4,961,826	$(62,050,122)	$ (809,569)	$17,611,126
Issuance of shares on exercise of options	148,896	321,133	(116,116)	-	-	-	205,017
Stock-based compensation recorded in net loss	-		1,511,504	-	-	-	1,511,504
Net loss	-	-	-	-	(8,717,026)	-	(8,717,026)
Other comprehensive loss	-	-	-	-	-	(346,964)	(346,964)

Balance - September 30, 2008	33,464,432	$ 65,614,347	$11,611,165	$4,961,826	$(70,767,148)	$ (1,156,533)	$ 10,263,657
Issuance of shares on exercise of options	28,750	111,045	(67,920)	-	-	-	43,125
Stock-based compensation recorded in net loss	-	-	1,846,293	-	-	-	1,846,293
Compensation expense in connection with acquisition of WorksMedia Limited (note 3)	-	-	169,722	-	-	-	169,722
Issuance of shares on acquisition of WorksMedia Limited (note 3)	214,500	292,064	-	-	-	-	292,064
Net loss	-	-	-	-	(1,769,666)	-	(1,769,666)
Expiry of warrants (note 12 (b))	-	-	4,961,826	(4,961,826)	-	-	-
Other comprehensive loss	-	-	-	-	-	(652,661)	(652,661)

Balance September 30, 2009	33,707,682	$ 66,017,456	$18,521,086	$ -	$(72,536,814)	$ (1,809,194)	$10,192,534

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

	2009	2008	2007

Cash flows from operating activities
Net loss for the year	$ (1,769,666)	$ (8,717,026)	$ (6,072,236)
Items not affecting cash
Amortization	6,013,716	5,259,053	1,223,454
Stock-based compensation expense	2,016,015	1,511,504	799,750
Unrealized foreign exchange (gain) loss	(435,467)	(407,223)	50,944
Allowance for doubtful accounts	9,945	122,659	-
Loss on disposal of property, plant & equipment	56,171	35,698	-
Gain on settlement of asset retirement obligations	-	(86,120)	-
Provision for unrecoverable lease payments	185,848	-	-
Goodwill impairment	-	1,086,577	-
Income tax expense	151,000
Other	29,201	5,186	2,229

	6,256,763	(1,189,692)	(3,995,859)
Net change in non-cash working capital items (note 18)	(715,432)	654,098	1,151,268
Payments made to settle asset retirement obligations	-	(36,311)	-

	5,541,331	(571,905)	(2,844,591)
Cash flows from investing activities
Purchase of property and equipment	(2,182,637)	(4,762,168)	(1,127,371)
Proceeds on disposal of property, plant & equipment	-	25,652	9,176
Payments made to acquire WorksMedia Limited, net of cash acquired	(1,157,501)	-	-
Acquisition of Pixology PLC, net of cash acquired	-	-	(10,511,308)

	(3,340,138)	(4,736,516)	(11,629,503)

Cash flows from financing activities
Proceeds on exercise of options and warrants	43,125	205,017	4,233,111
Issuance of common shares and warrants - net proceeds	(7,813)	-	16,025,308
Loans received	-	943,450	-
Repayment of capital lease obligations	(337,375)	(382,517)	-
	(302,063)	765,950	20,258,419

Effect of changes in foreign exchange rates on cash and cash equivalents	(332,834)	(191,575)	(401,306)

Increase (decrease) in cash and cash equivalents during the period	1,566,296	(4,734,046)	5,383,019

Cash and cash equivalents - beginning of year	2,670,988	7,405,034	2,022,015

Cash and cash equivalents - end of year	$ 4,237,284	$ 2,670,988	$ 7,405,034

Supplementary cash flow information is included in note 18

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

1.     Nature of operations

On June 4, 2009, the Company changed its name from PhotoChannel Networks Inc. to PNI Digital Media Inc.

PNI Digital Media Inc. (the "Company") offers the photofinishing retailer and its customers an online and in-store solution for producing prints and gifting products from their digital images. The Company's online platform electronically connects the photofinishing retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. In addition, the Company provides the photofinishing retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer's locations. The kiosk software is also connected to the Company's online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

2.     Summary of significant accounting policies

a)   Basis of consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, and include the accounts of the Company and each of its wholly-owned subsidiaries, PhotoChannel Capital Inc., PhotoChannel Management Inc., Pixology Limited, Pixology Software Limited, Pixology Incorporated and WorksMedia Limited. The results of WorksMedia Limited have been included since the date of acquisition, March 11, 2009.

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

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates and revenues and expenses of those operations are translated using the average rates of exchange during the year. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders' equity, until there is a realized reduction in the net investment in the foreign operation.

d)   Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less. Investments with an original maturity of more than three months are designated short-term held for trading securities which are measured at fair value with changes in fair value recorded in net loss. As at September 30, 2009 and 2008, the Company had no investments in interest bearing securities with original terms to maturity of greater than three months.

e)   Property and equipment

Property and equipment are recorded at costs less accumulated amortization. Amortization is provided over the estimated useful lives of the assets at the following rates:

Computer equipment Software Furniture and office equipment Leasehold improvements Equipment held under capital lease	30% declining balance 33-1/3% - 100% straight-line 20% declining balance Life of the lease Life of the lease

The Company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the total value of the estimated future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss equal to the difference between the asset carrying amount and its fair value is recognised in the period in which the impairment determination is made.

f)   Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the assets acquired and liabilities assumed in a business combination. Goodwill is not amortized and is subject to an impairment test at the reporting unit level at least annually or more frequently if events or circumstances suggest that there may be an impairment. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess through the statement of loss.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

g)   Intangible assets

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

h)   Asset retirement obligations

The Company recognizes asset retirement obligations with respect to the restoration of leased office premises at the end of the lease term back to their original condition. The Company estimates fair value by determining the current market cost required to settle the asset retirement obligation, adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The Company reviews asset retirement obligations on a periodic basis and adjusts the liability as necessary to reflect changes in the estimated amount and timing of future cash flows underlying the initial fair value measurement.

i)   Income taxes

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

j)   Share issue costs

Direct costs associated with the issue of capital stock or warrants are deducted from the related proceeds at the time of the issue.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

k)   Revenue

The Company provides online and in-store digital media solutions to retailers and content providers. These solutions are primarily provided through the PNI Digital Media Network services (Network Services).  The Company also provides professional services and sells software products to retailers.

Through Network Services, the Company's customers obtain access to the PNI Digital Media Platform (Platform) which provides the technology which delivers media transactions between retailers and content providers and their consumers.  The Platform provides a transaction and order routing tier which delivers orders placed at online sites, kiosks or third party software to the Company customers' production facilities for delivery to end consumers.  Through the Platform, customers are able to store, edit, archive, distribute and print photographs.  The Company does not print the content, but may act as an agent for certain retailers for certain consumer deliverables.  The Network Services provided by the Company may include the software, hosting, storage and archiving facilities, initial integration of the software into the customer's environment, technical support, maintenance services and hardware. Fees for these services are paid through fixed and variable fees. The variable fees are based on different factors and may be based on the number of physical locations connected to the Network, the number of transactions processed through the Platform, the number of images uploaded through the Platform, a percentage of revenue earned by its customers and the amount of storage capacity used in excess of minimums provided in the contract.  The Company accounts for the Network Services as a single unit of accounting.

The Company provides professional services in addition to the initial integration services to make changes to the customer's website and branded environment and to provide email marketing programs to customers. The Company sells software to retailers, which is resold to end users allowing them to edit, share and order prints from digital images. The Company does not provide any post-contract support for these software products.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. Cash received from customers prior to the related revenue being recognized is recorded as deferred revenue. In addition to this general policy:

    Fixed upfront fees related to Network Services are deferred and recognized on a straight-line basis over the life of the agreement, or where the agreement with the customer is on a month-to-month basis, over the estimated life of the customer relationship period which has been estimated to be 24 to 36 months.  The fixed upfront fees are included in installation fees. Monthly fixed fees per connected location are recognized monthly and are included in membership fees.  Fees based on the number of transactions or uploads or a percentage of customer revenue are contingent in nature and are recognized at the time the transactions or uploads occur or the customer revenue is earned.  These fees are included in transaction fees.   Fees for storing and archiving digital images for customers in excess of the minimums provided in the agreement are contingent in nature based upon storage capacity needs and are recognized as the storage is provided and are included in archive fees.

    Professional services are recognized when the services are completed and included in professional fees.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

    Software products are recognized when the products are delivered to the customer and included in installation fees

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

Trade accounts receivable balances are shown net of allowances for doubtful accounts.

l)   Software development costs

Software development costs includes the costs to customize aspects of the Company's PNI Network software for specific customers as well as the cost of generating and maintaining the company's software used in the PNI Network and software sold to customers. Costs to customize aspects of the Company's software for customers are charged to expense when incurred. For costs incurred to generate software used in the PNI Network or sold to customers, the Company classifies costs into a research phase and a development phase. Costs incurred during the research phase are expensed when incurred as the Company is not able to demonstrate that the software will generate future economic benefits from the software. Costs incurred during the development phase are recognized as intangible assets only if the Company can demonstrate the technical feasibility of completing the software so it will be available for use or sale; its intention to complete the software and use or sell it; it ability to use or sell the software; how the software will generate probable future economic benefits; the availability of adequate technical, financial and other resources to complete the development and use and sell the software; and its ability to measure reliably the expenditure attributable to the software during development. If these criteria are not met, the development costs are expensed when incurred. The cost of maintaining software for use or sale is expensed when incurred

m)   Stock-based compensation

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

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company's common shares and an expected dividend yield. The Company estimates the expected term of the options granted by calculating the average term after considering the Company's historical experience involving stock option exercise; cancellations, forfeitures and expiries; volatility is estimated with reference to historical volatility data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 12(e). The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

n)   Leases

Leases entered into are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. Property acquired under capital leases is recorded as an asset on the balance sheet with a corresponding increase to the capital lease obligation and depreciated over the life of the lease.

Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to operations on a straight-line basis over the term of the lease. The benefits of lease inducements provided to the Company are recognized on a straight-line basis over the term of the lease agreement.

o)   Financial instruments

Classification of financial instruments

The Company has made the following classifications for its financial instruments:

    Cash and cash equivalents are classified as "Held-for-trading" financial assets and are measured at fair value at the end of each period with any change in fair value recognized in the statement of loss;

    Accounts receivable are classified as "Loans and receivables" and are recorded at amortized cost using the effective interest rate method. Subsequent measurement of trade receivables is at amortized cost, less an allowance for doubtful accounts;

    Accounts payable and accrued liabilities are classified as "Other financial liabilities" and are measured at amortized cost using the effective interest rate method;

    Loan payable, including accrued interest and purchase consideration payable are classified as a financial liabilities and are measured at amortized cost using the effective interest rate method;

    Transaction costs incurred to acquire financial instruments are recorded through the statement of loss

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

p)   Net loss per share

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

At September 30, 2009, nil warrants (2008 - 4,857,147) and 3,286,780 options (2008 - 2,883,869) were outstanding. These were excluded from the calculation of diluted loss per share as their effects would be anti-dilutive.

q)   Changes in accounting policies

Goodwill and Intangible Assets

On October 1, 2008, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets which replaced Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. This revision aligned Canadian GAAP with IFRS and established standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. To date, the adoption of this standard has had no impact on the Company's consolidated financial statements.

General Standards of Financial Statement Presentation

Effective October 1, 2008, the Company adopted the amendments included in the Canadian Institute of Chartered Accountants ("CICA") Handbook, Section 1400, General Standards of Financial Statement Presentation. The amendments to this section include additional requirements to assess and disclose an entity's ability to continue as a going concern. The adoption of the revisions had no impact on the Company's operating results or financial position.

Credit risk and the fair value of financial assets and liabilities

Effective January 1, 2009, the Company adopted EIC 173, "Credit risk and the fair value of financial assets and liabilities". This EIC considers whether an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities for presentation and disclosure purposes. The adoption of this EIC has had no significant impact on the Company's consolidated financial statements.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

r)   Current year accounting changes

On April 29, 2009, the AsCB issued an amendment to CICA Handbook Section 3855, Financial Instruments : Recognition and Measurement ("Section 3855") which clarified that , subsequent to the recognition of an impairment loss on a financial asset (other than a loan or receivable), interest income on the impaired financial asset is recognized using the rate of interest used to determine the impairment loss.

On July 29, 2009, the AsCB further amended Section 3855 to expand the previous definition of loans and receivables to include debt securities not quoted in an active market which are not intended to be sold immediately or in the near term. The amendment includes specific guidance on the limited circumstances in which an optional reclassification between financial instrument classifications may be permitted. Section 3855 was also amended such that any other than temporary impairment which is identified for held-to-maturity investments is recognized in the income statement only in respect of credit losses rather than the entire change in fair value. Any other than temporary impairment losses on debt securities that are classified as available-for-sale continue to be adjusted through the income statement in their entirety. However other than temporary impairment losses recorded on available-for-sale debt securities are reversed through the income statement if the fair value subsequently recovers and the increase in value can be objectively attributed to an event occurring after the original impairment loss was recognized.

The adoption of the above changes for its fiscal 2009 financial statements did not have a significant impact on the Company's financial statements.

The Company will adopt amendments to the CICA Handbook Section 3862 Financial Instruments: Disclosures ("Section 3862") in its fiscal 2010 financial statements. The amendments require an entity to provide disclosure on financial instruments measured at fair value on its balance sheet using a fair value hierarchy that reflects the extent to which quoted prices or other market or non-market inputs are used in the valuation of those financial instruments. The amendments also expand existing liquidity disclosure requirements and require a maturity analysis for any derivative and non financial liabilities based on expected maturities.

s)   Recently issued accounting standards

CICA Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests

In January 2008, the CICA issued Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections also provide the Canadian equivalent to IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements.

CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

Management is currently in the process of determining the impact of these standards on the Company's consolidated financial statements.

3.     Acquisitions

WorksMedia Limited

After close of business on March 10, 2009, the Company completed its acquisition of WorksMedia Limited ("WorksMedia"), a private company incorporated in England and Wales and a provider of photo kiosk and desktop photography software.

The acquisition of WorksMedia provided the Company with additional software technology and key personnel in addition to an established customer base across a wide geographic area.

In consideration for the shares of WorksMedia, the Company will pay the vendors the Sterling equivalent of $2.1 million based upon the exchange rate published by the Bank of England on February 25, 2009, in 13 equal monthly installments (the "Cash Payment"(s)), with the first installment having been paid on closing and issue 750,000 common shares of the Company. All of these common shares issued as part of the acquisition have been placed in escrow and will be released in three (3) equal installments of 250,000 common shares on March 10, 2010, 2011 and 2012 pursuant to an escrow agreement among the Company, the vendors and the Company's counsel (the "Escrow Agreement"). The shares will be released to the previous shareholders' of WorksMedia in direct proportion to their shareholding in that company immediately prior to the acquisition taking place. However, as part of the share purchase agreement entered into between the Company and the vendors, in order to receive their portion of the share consideration, three of the vendors (the "Principal Vendors"), who collectively controlled 71.4% of WorksMedia prior to acquisition, will be required to remain in the employment of the Company post-acquisition. Should any of these vendors choose to terminate their employment with the Company prior to the release of the shares from escrow, they will immediately forfeit their right to their proportion of the shares and those shares will then be returned to the Company and cancelled.

Of the 750,000 common shares issued as part of the acquisition, 214,500 (28.6%) have been included as part of the purchase consideration while the remaining 535,500 (71.4%) which will only be released from escrow upon the continued employment of the Principal Vendors will be treated as compensation expense of those vendors and will be expensed to the statement of loss over the three year period ending March 10, 2012 at an approximate amount of $72,000 per quarter. During the year ended September 30, 2009, $169,722 (2008: $nil) was recorded as compensation expense.

The 214,500 common shares issued were assigned a fair value of $1.40 per share using the average closing price of the Company's common shares over a five day period both before and after February 25, 2009, the announcement date of the acquisition, and after taking into consideration the Escrow Agreement in place that restricts the issuance over a three year period and the liquidity risks associated with the number of shares issued.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

The 535,500 common shares issued which will be released from escrow subject to the continuing employment of the Principal Vendors have been valued using the market value at the date of the grant of $1.63.

Share issuance costs of $7,813 have been recorded against the issuance of the 750,000 common shares.

If the Company fails to make a Cash Payment, the vendors will have the right to the return of the WorksMedia business, and will retain all Cash Payments made and PNI Digital Media shares issued to the vendors in connection with the acquisition. The Cash Payments are secured by a debenture over all of the assets of WorksMedia in favour of the vendors. As additional security for the balance of the cash portion of the consideration, all of the shares of WorksMedia have been placed in escrow with the vendors' solicitor pursuant to a business escrow agreement among the Company, the vendors and the vendor's solicitor (the "Business Escrow Agreement"). The shares of WorksMedia will remain in escrow with the vendor's Solicitor until all of the Cash Payments have been made, at which point the WorksMedia shares will be released from escrow to the Company. The vendors will be entitled to retain all Cash Payments made and shares issued to them before the WorksMedia shares are released to them under the Business Escrow Agreement.

In addition, as further consideration for the acquisition, the share purchase agreement provides for the issuance of up to an additional 900,000 common shares of the Company to the vendors over a period of three years from closing (the "Contingent Consideration"). The amount of Contingent Consideration to be issued is based on specific pre-determined annual performance targets. Any contingent consideration earned by the Principal Vendors in accordance with this share purchase agreement is subject to their continued employment with the Company post acquisition.

Transaction costs of $221,443 were directly incurred with respect to the acquisition and have been included as part of the purchase price.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

The purchase price allocation summarizing the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Purchase consideration
Paid in cash	161,538
Loan payable	1,848,552
		$ 2,010,090
Purchase consideration - shares issued		299,877
Transaction costs		221,443
		2,531,410

Assets acquired and liabilities assumed
Cash and cash equivalents		208,597
Other current assets		451,093
Property and equipment		44,048
Intangible assets - Customer contracts		1,734,000
Intangible assets - acquired software		841,000
Goodwill		638,225
Current liabilities		(651,589)
Future income tax liability		(733,964)

		2,531,410

Upon acquisition, the future income tax liability was offset against the future income tax asset arising from the utilization of losses in Pixology (notes 7 and 8).

Intangible assets acquired are being amortized over a three year period, commencing March 2009.

None of the goodwill arising on the acquisition of WorksMedia is deductible for tax purposes.

Pixology PLC

On July 2, 2007, the Company acquired all of the outstanding shares of Pixology PLC ("Pixology"), a company incorporated in England and Wales and a provider of software and online solutions for the digital photography industry. The Company paid cash of $18,657,729 including transaction costs of $1,170,441.

The acquisition of Pixology gives the Company increased opportunities in the delivery of solutions for online printing. In addition, it expands the Company's product offerings into the important kiosk software market providing access to well established market-proven technology that could otherwise take up to two years to develop at an estimated cost of $2,000,000.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

The purchase price allocation summarizing the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition is as follows:

Cash and cash equivalents	$ 8,146,421
Other current assets	4,055,415
Property and equipment	462,104
Intangible assets - acquired software	4,060,000
Intangible assets - customer relationships	5,240,000
Goodwill	2,777,647
Current liabilities	(5,959,518)
Asset retirement obligations	(124,340)
Net identifiable assets and liabilities acquired for cash	$ 18,657,729

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

4.     Restructuring

In February 2009, following the announcement of it's acquisition of WorksMedia, the Company announced its intention to undergo a restructuring of its United Kingdom operations and to relocate its Pixology operations from Guildford to the WorksMedia offices in Southampton. In conjunction with this restructuring an immediate reduction in UK based headcount of approximately 30% was made. All remaining UK based employees were offered positions in our Southampton office and operations have now been fully relocated from the Guildford office to that location.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

A number of costs were incurred relating to the restructuring as follows.

2009

Redundancy costs	$ 70,884
Provision for unrecoverable lease costs	185,848
Other associated costs	1,474
Loss on disposal of property & equipment	55,077
$ 313,283

The redundancy, unrecoverable lease costs and other associated costs were recorded as operating costs in the Consolidated Statement of Loss as follows:

2009

Network delivery	$ 12,979
Software development	39,951
General and administration	205,276

$ 258,206

A reconciliation of the opening and closing liability balances relating to the above costs during the year ended September 30, 2009 is as follows:

Amount

Opening liability - October 1, 2008	$ -
Charged to expenses re. unrecoverable lease costs	185,848
Impact of foreign currency translation	(9,792)

Closing liability - September 30, 2009	$ 176,056

The provision for unrecoverable lease costs relate to the expected costs, net of sub-letting associated with the Company's property lease agreement in Guildford. The Company is currently part way through a five year lease of these premises which expires in April 2013 and is currently looking into available options regarding the property, including either sub-letting it or negotiating a break clause with the landlord. The liability at September 30, 2009 represents the estimated fair value of the costs that will continue to be incurred under this lease agreement without economic benefit being provided to the Company. The final liability incurred by the Company relating to the property lease may differ from this estimate in future periods.

Other associated costs relate to the cost of removing items of furniture and transferring services from one location to the other.

No further costs are expected to be incurred relating to the restructuring of the UK operations.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

5.     Accounts receivable

	As at September 30, 2009	As at September 30, 2008

Trade accounts receivable	$ 4,954,122	$ 4,080,966
Allowance for doubtful accounts	(154,945)	(145,000)
	4,799,177	3,935,966

Goods and services tax recoverable	15,832	65,306
Other	40,105	18,014
Total	$ 4,855,114	$ 4,019,286

Reconciliation of changes in allowance for doubtful accounts:

	2009	2008

Balance, beginning of year	$ 145,000	$ -
Increase in allowance for doubtful accounts	9,945	145,000
Balance, end of year	$ 154,945	$ 145,000

6.     Property and equipment

2009	Cost	Accumulated amortization	Net book value

Computer equipment	$ 13,838,160	$ (7,783,378)	$ 6,054,782
Software	814,744	(810,915)	3,829
Furniture and office equipment	364,520	(248,211)	116,309
Leasehold improvements	129,988	(129,988)	-
	$ 15,147,412	$ (8,972,492)	$ 6,174,920

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

2008	Cost	Accumulated amortization	Net book value

Computer equipment	$ 12,932,185	$ (6,434,424)	$ 6,497,761
Software	648,097	(600,978)	47,119
Furniture and office equipment	621,954	(414,759)	207,195
Leasehold improvements	129,988	(95,413)	34,575
	$ 14,332,224	$ (7,545,574)	$ 6,786,650

Included within Computer Equipment, are assets with a net book value of $624,230 (2008 - $1,051,185) which were acquired using a capital lease.

For the year ended September 30, 2009, amortization of property and equipment was $2,770,357 (2008- $2,044,145; 2007 - $649,270), of which $416,156 (2008 - $212,706; 2007 - nil) related to assets held under capital leases.

7.    Intangible assets

2009	Acquired software	Customer relationships	Total

Balance, September 30, 2008	$ 2,107,825	$ 3,056,667	$ 5,164,492
Acquisition of WorksMedia Ltd (note 3)	841,000	1,734,000	2,575,000
Adjustment upon acquisition of WorksMedia	(301,390)	-	(301,390)
Recognition of future income tax asset to offset current year income taxes payable	(151,000)	-	(151,000)
Amortization	(1,149,541)	(2,093,818)	(3,243,359)
Impact of foreign currency translation	(127,085)	(24,447)	(151,532)
Balance, September 30, 2009	$ 1,219,809	$ 2,672,402	$ 3,892,211

Two adjustments were made to the carrying value of intangible assets totalling $452,390, representing the application of Pixology loss carry-forwards to eliminate the future income tax liability arising upon acquisition of WorksMedia (note 3) and the current year income tax expense of Pixology.

2008	Acquired software	Customer relationships	Total

Balance, September 30, 2007	$ 3,429,332	$ 2,638,282	$ 6,067,614
Acquisition of Pixology PLC (note 3)	136,384	2,221,451	2,357,835
Amortization	(1,281,238)	(1,933,670)	(3,214,908)
Impact of foreign currency translation	(176,653)	130,604	(46,049)
Balance, September 30, 2008	$ 2,107,825	$ 3,056,667	$ 5,164,492

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

The acquired software and the customer relationship are being amortized on a straight-line basis over a three year period.

Expected amortization in future years is as follows:

Amount

2010	$ 2,706,486
2011	836,981
2012	348,744

$ 3,892,211

8.     Goodwill

2009	Amount

Balance, September 30, 2008	$ 1,498,539
Impairment	-
Acquisition of WorksMedia Ltd. (note 3)	638,225
Adjustment to previously purchased goodwill upon acquisition of WorksMedia	(432,574)
Impact of foreign currency translation	(39,431)
Balance, September 30, 2009	$ 1,664,759

Upon acquisition of WorksMedia, the goodwill was allocated to the group's reporting units on a relative fair value basis.

An adjustment of $432,574 was made to the carrying value of goodwill, representing the application of Pixology loss carry-forwards to eliminate the future income tax liability arising upon acquisition of WorksMedia (note 3).

2008	Amount

Balance, September 30, 2007	$ 4,867,231
Adjustment on finalization of purchase price allocation	(2,357,835)
Impairment	(1,086,577)
Impact of foreign currency translation	75,720
Balance, September 30, 2008	$ 1,498,539

During the year ended September 30, 2008, the preliminary purchase price allocation relating to the acquisition of Pixology PLC during the year ended September 30, 2007 was finalised, which resulted in an adjustment of $2,357,835 to the amounts previously recorded as goodwill.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

Upon acquisition, the goodwill was allocated to Pixology and to PhotoChannel on a relative fair value basis determined using a discounted cash flow valuations approach.

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

9.     Accounts payable and accrued liabilities

	As at September 30, 2009	As at September 30, 2008

Trade payables	$ 4,055,271	$ 2,923,543
Amounts due to customers	2,227,536	3,348,986
Trade accruals	695,857	640,235
Accrued payroll and other taxes	476,269	305,157
Due to employees and consultants	330,879	262,880
Total	$ 7,785,812	$ 7,480,801

10.   Asset retirement obligation

The following table summarizes the changes in the balance of asset retirement obligation during the year ended September 30, 2009:

Balance, September 30, 2008	$ 22,009
Accretion expense included in general and administration expenses	1,913
Additional provision for remediation costs	19,520
Impact of foreign currency translation	(1,939)
Balance, September 30, 2009	$ 41,503

During the year ended September 30, 2008, the Company entered into a lease agreement for new premises. The lease agreement entered into, which has a term of five years, requires the Company to restore the leased premises to their original condition at the end of the lease term. At September 30, 2009, the Company had vacated these premises and has begun the process of identifying a suitable tenant to take over the lease. Prior to doing this, it is necessary for the Company to return the premises to their original condition. Accordingly, the carrying value of the asset retirement obligation has been adjusted to reflect the expected costs of carrying out the remediation work during the upcoming fiscal year.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

11.   Income taxes

a)   Income tax expense (recovery)

The Company is subject to income taxes in Canada and the United Kingdom. The income tax expense (recovery) differs from the amount obtained by applying the applicable statutory income tax rate to loss before income taxes as follows:

	2009	2008	2007
Canadian statutory income tax rate	30.25%	31.91%	34.1%

Income tax recovery based on statutory income tax rate	$ (489,646)	$ (2,781,603)	$(2,071,847)
Difference in foreign tax rates	27,097	92,173	91,918
Expiration of tax losses	-	1,420,273	1,320,000
Non-deductible expenses	592,330	571,630	233,457
Impact of change in foreign currency rates on future tax assets	503,273	538,431	275,304
Impact of change in tax rates on future tax assets	468,036	-	-
Items deductible for tax not flowing through earnings	-	-	(455,306)
Adjustments in respect of prior year returns	577,399	540,184	646,428
Rate changes on current year items	56,849	205,157	127,479
Capital gain on expiration of unexercised stock purchase warrants	750,476	-	-
Allocation of acquisition future tax liability to future tax expense	151,000	-	-
Allocation of acquisition future tax liability to intangibles	(126,669)	-	-
Other	(2,188)	-	267
Change in valuation allowance	(2,356,957)	(586,245)	(167,700)
Income tax expense (recovery)	$ 151,000	$ -	$ -

The Company's net loss before tax includes $414,362 (2008 - $8,136,394; 2007 - $3,841,223) from domestic operations and $1,204,304 (2008 - $580,632; 2007 - $2,231,013) from foreign operations.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

b)   Future income tax assets and liabilities

The tax effect of temporary differences that give rise to significant portions of future income tax assets (liabilities) is as follows:

Future income tax assets

	2009	2008	2007

Net operating loss carry-forwards	$ 8,344,444	$ 11,881,567	$ 13,623,675
Property and equipment	2,174,502	1,799,245	1,441,625
Share issue costs	243,506	412,936	509,000
Other	344,369	437,968	383,000
	11,106,821	14,531,716	15,957,300
Future income tax liabilities

Intangible assets	(1,090,165)	(1,437,026)	(1,699,000)
Related party interest accrued	(106,964)	(94,079)	-
Net future tax asset	9,909,692	13,000,611	14,258,300
Valuation allowance	(9,909,692)	(13,000,611)	(14,258,300)
Future income tax assets, net	$ -	$ -	$ -

The following table summarizes the changes in the valuation allowance during each year of the three-year period ended September 30, 2009:

	2009	2008	2007

Balance, beginning of year	$ (13,000,611)	$ (14,258,300)	$ (8,938,000)
Acquisition of Pixology PLC/WorksMedia	733,963	-	(5,488,000)
Future tax benefits not recognized	(892,822)	(1,446,001)	(1,746,472)
Utilization of previously unrecognized tax benefits	1,829,927	-	-
Expiration of tax losses	-	1,420,273	1,320,000
Impact of change in foreign exchange rates	503,273	538,434	275,304
Impact of changes in future tax rates	468,036	1,322,364	1,197,522
Items deductible for tax not flowing through earnings	-	-	(455,306)
Impact of acquisition future tax liability	(126,669)	-	-
Other	(2,188)	-	-
Adjustments in respect of prior year returns	577,399	(577,381)	(423,348)
Balance, end of year	$ (9,909,692)	$ (13,000,611)	$ (14,258,300)

Management believes there is sufficient uncertainty regarding the realization of future income tax assets such that a full valuation allowance is appropriate.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

As at September 30, 2009, the Company had $11,183,000 (2008 - $17,665,000) of net operating loss carry-forwards in Canada available to reduce taxable income in future years. These income tax losses expire as follows:

2014	$ 1,625,000
2015	1,836,000
2026	2,073,000
2027	3,121,000
2028	2,528,000

$ 11,183,000

The Company has $21,694,000 (£11,884,000) of future losses for tax purposes in the United Kingdom that do not have an expiry date and which are available to reduce taxable trading income in future periods.

12.   Share capital

a)   Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

As at September 30, 2009, the Company had 34,243,182 common shares issued (2008 - 33,464,432) and 33,707,682 outstanding (2008 - 33,464,432). There are no preferred shares issued or outstanding at September 30, 2009, 2008 or 2007.

b)   Private placements

Year ended September 30, 2007

During the year ended September 30, 2007, the Company issued 4,430,588 units pursuant to a brokered private placement for net proceeds of $16,025,308 and issued 426,559 warrants to agents in consideration for services received. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of US$4.00 per share before expiry on March 30, 2009. The net proceeds of $16,025,308 were allocated $11,063,482 to common shares issued and $4,961,826 to the common share purchase warrants (note 12 (c)) on a relative fair value basis. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 72%; risk-free interest rate of 3.95%; and expected life of two years. Effective March 30, 2009 all of these warrants expired, unexercised.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

c)   Warrants

The following table summarizes activity related to the Company's issued share purchase warrants during the years ended September 30, 2009, 2008 and 2007:

	Number of warrants	Average exercise price
Balance, September 30, 2006	2,225,000	$ 1.50
Warrants issued related to private placement of units	4,857,147	4.00
Common shares issued on exercise of warrants	(2,225,000)	1.50
Balance, September 30, 2007	4,857,147	$ 4.00

Balance, September 30, 2008	4,857,147	$ 4.00

Warrants expired, unexercised	(4,857,147)	4.00
Balance, September 30, 2009	-	$ -

d)   Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the "Plan"). The Plan authorizes a maximum of 10% (3,424,318) of the Company's issued and outstanding common shares to be reserved for issuance. The term of the options granted under the plan is five years and options are subject to various vesting requirements. Under the terms of the Plan one-eighteenth of the options granted vest each month with the first eighteenth vesting on the date of grant.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

The following table summarizes activity under the Company's stock option plan for the years ended September 30, 2009, 2008 and 2007:

	Number of options	Average exercise price
Balance, September 30, 2006 (1,079,233 options exercisable)	1,577,010	$ 1.40
Granted	745,000	2.32
Exercised	(611,572)	1.46
Forfeited	(108,173)	1.34
Balance, September 30, 2007 (1,273,609 options exercisable)	1,602,265	1.81
Granted	1,465,300	3.35
Exercised	(148,896)	1.38
Forfeited	(34,800)	3.11
Balance, September 30, 2008 (1,967,882 options exercisable)	2,883,869	2.60
Granted	690,000	1.62
Exercised	(28,750)	1.50
Forfeited	(258,339)	2.66
Balance, September 30, 2009	3,286,780	$ 2.37

The following table summarizes information about stock options outstanding and exercisable at September 30, 2009:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 1.25	311,376	1.43	$ 1.25	311,376	$ 1.25
$ 1.37	50,000	4.22	$ 1.37	27,770	$ 1.37
$ 1.48	465,000	4.49	$ 1.48	188,288	$ 1.48
$ 1.50	335,000	1.23	$ 1.50	312,776	$ 1.50
$ 2.00	200,000	4.44	$ 2.00	66,654	$ 2.00
$ 2.32	687,993	2.20	$ 2.32	687,993	$ 2.32
$ 3.35	1,233,411	3.45	$ 3.35	1,216,627	$ 3.35
$ 3.65	4,000	3.54	$ 3.65	4,000	$ 3.65
$1.25 - $3.65	3,286,780	2.97	$ 2.37	2,815,484	$ 2.48

The total intrinsic value of options exercised during the year ended September 30, 2009 was $20,987 (2008 - $356,392; 2007 - $1,673,865). The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
As at September 30, 2007
Options outstanding	1,602,265	$ 1.81	3.46	$ 2,692,645
Options vested and expected to vest	1,602,265	$ 1.81	3.46	$ 2,692,645
Options exercisable	1,273,609	$ 1.68	3.30	$ 2,303,478
As at September 30, 2008
Options outstanding	2,883,869	$ 2.60	3.49	$ 458,160
Options vested and expected to vest	2,883,869	$ 2.60	3.49	$ 458,160
Options exercisable	1,967,882	$ 2.25	3.04	$ 458,160
As at September 30, 2009
Options outstanding	3,286,780	$ 2.37	2.97	$ 488,521
Options vested and expected to vest	3,286,780	$ 2.37	2.97	$ 488,521
Options exercisable	2,815,484	$ 2.48	2.72	$ 488,521

e)   Stock-based compensation

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. The following table provides the weighted average grant-date fair value and the weighted average assumptions used in applying the Black-Scholes option pricing model for the years ended September 30, 2009, 2008 and 2007:

	2009	2008	2007
Expected volatility	74%	77%	72%
Risk-free interest rate	1.91%	3.35%	3.86%
Expected life (years)	4.0	4.0	3.0
Expected dividend yield	0%	0%	0%

Weighted average grant-date fair value ($ per share)	$ 0.83	$ 1.98	$ 1.41

The total fair value of stock options granted during the year ended September 30, 2009 was $602,763 (2008 - $2,896,237; 2007 - $1,052,570).

During the year ended September 30, 2009, the Company recognized compensation expense of $1,846,293 (2008 - $1,511,504; 2007 - $799,750) for stock options issued to employees. The total income tax benefit recognized in the statement of loss for stock-based compensation is $Nil for all periods presented.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

f)   Shares held in escrow

In connection with the acquisition of WorksMedia Limited (note 3), 750,000 common shares of the Company were issued. 214,500 of these common shares have been included as part of the purchase consideration, while the remaining 535,500 common shares will only be released from escrow upon the continued employment of the Principal Vendors over a three year period. These 535,500 common shares have been excluded from the number of common shares shown as outstanding and will only be recognized as they are released from escrow.

13.   Revenue

Description	2009	2008	2007

Transaction fees	$ 18,153,082	$ 11,635,172	$ 4,823,523
Software licences and installation fees	3,927,506	3,933,413	1,362,452
Membership fees	1,353,688	802,105	866,082
Archive fees	634,175	210,901	60,010
Professional fees	378,118	467,996	399,261
Total	$ 24,446,569	$ 17,049,587	$ 7,511,328

14.   Segment information

The Company has three operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

The Company's sales by geographical area are as follows:

Description	2009	2008	2007

Canada	$ 4,335,350	$ 4,161,178	$ 3,921,042
United States	13,051,874	4,384,105	1,460,170
United Kingdom	6,632,330	8,441,973	2,119,190
Other	427,015	62,331	10,926

Total	$ 24,446,569	$ 17,049,587	$ 7,511,328

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

Revenue is attributable to the geographic location of the Company's customer. As at September 30, 2009 and September 30, 2008, the Company's assets by geographical location are as follows:

	Canada	United Kingdom	Total
September 30, 2009
Property and equipment	$ 6,104,463	$ 70,457	$ 6,174,920
Goodwill and intangible assets	$ 2,336,533	$ 3,220,437	$ 5,556,970

September 30, 2008
Property and equipment	$ 6,484,044	$ 302,606	$ 6,786,650
Goodwill and intangible assets	$ 4,083,209	$ 2,529,822	$ 6,663,031

Major customer groups representing 10% or more of the Company's sales for the year are as follows:

Description	2009	2008	2007

Customer A	$ 5,855,497	$ 4,982,339	$ 3,251,591
Customer B	$ 2,737,662	$ 1,806,567	$ 1,147,221
Customer C	$ 2,894,856	$ 3,621,110	$ 982,741
Customer D	$ 9,134,532	$ 2,550,398	$ 918,537

15.   Capital lease obligations

During the year ended September 30, 2008, the Company entered into a capital lease to acquire certain items of computer equipment. The amount outstanding under this capital lease at the period end is as follows:

	2009	2008

Computer equipment under capital lease, bearing interest at 20.51% per annum	$ 528,572	$ 865,947

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

Minimum payments

Future minimum lease payments at September 30, 2009 are as follows:

	2009	2008

2009	$ -	$ 490,072
2010	490,072	490,072
2011	122,518	122,518
	612,590	1,102,662

Less: Amounts representing interest	(84,018)	(236,715)
Present value of lease obligation	528,572	865,947

Less: Current portion	(490,072)	(490,072)

Long-term portion of lease obligation	$ 38,500	$ 375,875

16.   Loan payable

At September 30, 2009, the Company has a short-term credit facility of £1,000,000 ($1,729,300) from a Director of the Company. During the year-ended September 30, 2008, the Company drew down £500,000 against this facility. At September 30, 2009 this amount was outstanding in full. The loan, which is denominated in Sterling bears interest at a rate equal to the Bank of England base rate, plus 3.75% and falls due for repayment by May 31, 2010. The effective interest rate of the loan was 5.4% for the year ended September 30, 2009. At September 30, 2009, the total amount, including interest of this loan balance was $937,548. During the year ended September 30, 2009, interest expense of $46,076 was recorded relating to this loan.

In October 2009 the Company repaid this loan in full.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

17.   Commitments

The Company has entered into agreements to lease premises and services for periods to 2013. The annual rent for premises includes minimum rent plus realty taxes and operating expenses. Minimum payments for each of the remaining five years are as follows:

	Property leases	Other service agreements	Total
2010	$ 346,024	$ 1,566,921	$ 1,912,945
2011	347,689	1,047,552	1,395,241
2012	347,689	1,047,552	1,395,241
2013	289,398	-	289,398
2014	173,159	-	173,159
	$ 1,503,959	$ 3,662,025	$ 5,165,984

During the year ended September 30, 2009, the Company incurred operating lease expenses of $2,125,576 (2008 - $1,796,582).

At September 30, 2009, the Company was committed to purchasing items of equipment with a cost of $135,429.

18.   Supplementary cash flow information

Net change in non-cash working capital items

	2009	2008	2007

Accounts receivable	$ (561,518)	$ (218,707)	$ 257,414
Prepaid expenses and other current assets	116,265	71,768	546,608
Accounts payable and accrued liabilities	163,927	221,924	(23,327)
Changes in deferred expenses	52,883	36,922	67,353
Changes in deferred revenue	(486,989)	542,191	303,220

	$ (715,432)	$ 654,098	$ 1,151,268

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

Supplementary information

	2009	2008	2007

Interest paid	$ 152,697	$ 103,989	$ (3,347)
Interest received	$ 7,241	$ 134,848	$ 394,535
Taxes paid	$ -	$ -	$ -

Non-cash activities consist of:

Increase in accounts payable related to acquisition of equipment	$ -	$ 123,798	$ 613,799
Equipment purchased through capital leases	$ -	$ 1,248,464	$ -
Expiry of unexercised warrants	$ 4,961,826	$ -	$ -
Non-cash portion of common shares issued on exercise of options and warrants	$ 67,920	$ 116,116	$ 880,831

19.   Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

The carrying value of cash and cash equivalents, accounts payable and accrued expenses, purchase consideration payable, and loan payable approximates the fair value due to the immediate or short-term maturity of these financial instruments. The carrying value of receivables approximates the fair value due to their short-term nature and historical collectability. These values represent the estimated amount the Company would receive or pay to terminate agreements taking into consideration current interest rates and the creditworthiness of the counterparties.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations as they fall due.  The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities based on available cash.   The Company does not have any credit facilities in place to help manage its liquidity position and therefore its liquidity is dependent on its overall volume of business activity and its ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.  As a result of financial liabilities exceeding financial assets at September 30, 2009, there is a risk that the Company may not be able to settle its accounts payable obligations when they fall contractually due.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

The following table discloses the maturities of the Company's financial liabilities as at September 30, 2009:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
Accounts payable and accrued liabilities	7,785,812	7,785,812	-	-
Capital leases	612,590	490,072	122,518	-
Short-term debt obligations	937,548	937,548	-	-
Purchase consideration payable	869,803	869,803	-	-

	10,205,753	10,083,235	122,518	-

As the Company has generated positive cash flow from operations for the current year, its working capital deficit has diminished by $1,348,173 to $1,129,741.  Although the Company's current liabilities have increased from $9,598,804 to $10,534,826, the Company's cash position increased from $2,670,988 to $4,237,284 during the year ended September 30, 2009.  The Company's liquidity position may, however, fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year.  The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year.  As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments.  Management monitors its cash balances and projections on a weekly and monthly basis.   The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables.  As the Company has a negative working capital position of $1,129,741 at September 30, 2009, it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in the credit risk note above.  As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable.  However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the amount of its working capital deficit could periodically increase depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

In connection with the acquisition of WorksMedia which was completed during the year, the Company has an obligation to make monthly payments totaling $869,803 over the six month period subsequent to September 30, 2009. These payments are being made out of cash flows generated from operations.

In prior years the Company purchased a number of items of property and equipment using a finance lease. At September 30, 2009, the Company has an outstanding obligation under this lease of $528,572, of which $490,072 is payable within twelve months. The Company is making these payments out of cash flows generated from operations.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

Subsequent to the year end in October 2009, the Company repaid its loan payable, including interest accrued, of $937,548.

As the Company has not obtained any further financing during the past 12 months, its activities are being funded out of its operating cash flow.  As the Company has generated positive cash flow from operations of $5,541,331 during the period it has been able to reduce its working capital deficit, however if this trend is not continued, there is a risk that the Company would not be able to meet all of its contractual commitments when due.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom which generally have an investment grade rating of a minimum of A- and does not invest any significant deposits in any financial institutions with a rating below that investment grade. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $312,349 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $3,924,935 at risk should the financial institutions with which the deposits are held cease trading.

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

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2009, four customers each account for 10% or more of total trade accounts receivable (2008 - four customers).

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

Financial assets past due

At September 30, 2009, the Company has a provision of $154,945 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At September 30, 2009

		Financial assets that are past due but not impaired
	Neither past due nor impaired	31 - 60 days	61 - 90 days	91 days +	Carrying value on the balance sheet $

Trade accounts receivable	3,304,496	327,965	530,187	636,529	4,799,177
Other	40,105	-	-	-	40,105

The definition of items that are past due is determined by reference to terms agreed with individual customers.  Of the 91 days+ balance outstanding at September 30, 2009, 55% has been subsequently collected as at December 4, 2009.  None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At September 30, 2009, the Company had a provision for doubtful accounts of $154,945 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

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

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and its loan payable.  The Company's objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

The Company's loan payable bears interest at a rate based on the United Kingdom Base Rate plus a premium of 3.75%. The Company does not have in place any financial instruments to mitigate the possible adverse effects of an increase in the underlying Base Rate.

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

At September 30, 2009, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $2,435,735, accounts receivable of $2,274,425 and accounts payable of $5,033,722 which were denominated in UK £. In addition, at September 30, 2008, the Company had cash and cash equivalents of $1,778,532, accounts receivable of $1,317,472 and accounts payable of $758,342 which were denominated in US$ as well as a UK £ denominated loan outstanding of $937,548.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss for the period which a change in foreign exchange rates or interest rates during the year ended September 30, 2009 would have had.

This sensitivity analysis includes the following assumptions:

    Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

    Changes in market interest rates do not cause a change in foreign exchange rates

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net loss $

Change of +/- 10% in US$ foreign exchange rate	+/- 224,856
Change of +/- 10% in UK£ foreign exchange rate	+/- 703,556

A change of 1% in the United Kingdom Base Rate would have an annual impact of approximately $8,600 on the Company's net loss.

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

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company's results to differ from that shown above.

20.   Capital management

The Company considers its share capital, warrants, contributed surplus, capital lease obligations and loans payable, as capital, which at September 30, 2009 totalled $86,004,662.

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

The Company's Officers and senior management take full responsibility for managing the Company's capital and do so through quarterly meetings and regular review of financial information. The Company's Board of Directors are responsible for overseeing this process.

Methods used by the Company to manage its capital include the issuance of new share capital and warrants which has historically been done through private placements primarily with institutional investors.

The Company is not subject to any externally imposed capital requirements.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

21.   Related Party Transactions

During the year ended September 30, 2008, the Company advanced loans to officers of the Company in the amount of $68,000 with interest payable at a rate of 7% per annum. Included in accounts receivable at September 30, 2009 is $19,320, comprising an amount of $17,000 representing a portion of the principal which remains outstanding and $2,320 representing interest accrued on that principal. This amount falls due for repayment within one year from the date of issue. At September 30, 2007, an amount of $48,615 was due from an officer of the Company. This amount was repaid in full on October 25, 2007. During the year ended September 30, 2009, interest income of $1,306 was earned on these loan balances.

During the year ended September 30, 2008, the Company received a short-term credit facility of £1,000,000 ($1,729,300) from a Director of the Company (note 16).

During the year ended September 30, 2009, the Company incurred legal fees of $130,287 (2008 - $134,480) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at September 30, 2009 included $28,564 (2008 - $23,217) related to these services.

During the year ended September 30, 2009, the Company incurred consulting fees for services performed by two directors of the Company totalling $122,059 (2008: $nil). At September 30, 2009, an amount of $38,288 (2008: $nil) was outstanding relating to these fees.

During the year ended September 30, 2009, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $52,398 (2008 - $70,685) with a company of which a director of the Company is Chairman and Chief Executive Officer. Accounts payable and accrued liabilities at September 30, 2009 included $18,262 (2008 - $9,844) related to these services. The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

The Company shares its UK premises with another company of which an Officer is a majority shareholder. During the year ended September 30, 2009, the Company was recharged its proportional share of office running costs totalling $128,819 (2008: $nil) by this related party. In addition, during the year ended September 30, 2009, the Company used the software development services of this company, incurring costs of $20,660 (2008: $nil) and carried out professional development work totalling $18,255 (2008: $nil) on behalf of this company. At September 30, 2009, accounts payable included $119,076 (2008: $nil) and accounts receivable $19,887 (2008: $nil) due to and from this company respectively.

During the year ended September 30, 2009, the Company utilized the services of an Officers' family member on a contract basis. Fees of $22,404 (2008: $nil) were charged for these services. At September 30, 2009, $3,656 (2008: $nil) was included in accounts payable related to these fees.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

22.   Pension plan

The Company has a defined contribution pension plan with respect to certain employees in the United Kingdom where the Company's obligation is limited to making regular contributions on behalf of the eligible employees. During the year ended September 30, 2009, the Company made contributions of $56,529 (2007 - $82,249) into this plan.

23.   Reconciliation to accounting principles generally accepted in the United States of America

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

a)   Statements of loss and comprehensive loss

Net loss from operations, separately identifying revenue earned from the sale of tangible products and the sale of services, together with the respective costs associated with those sales is as follows:

	2009	2008	2007

Revenue
Service revenue	21,479,828	$ 11,994,709	$ 6,289,455
Product revenue	2,966,741	5,054,878	1,221,873
	24,446,569	17,049,587	7,511,328

Expenses
Network delivery - service revenue	5,055,365	3,647,579	1,580,025
Network delivery - product revenue	1,617,218	3,761,946	943,149
Software development	7,566,227	6,914,291	4,178,111
General and administration	4,893,640	4,480,258	3,199,727
Sales and marketing	1,202,699	1,140,028	1,134,350
Amortization of intangible assets	3,243,359	3,214,908	574,184
Amortization of property and equipment	2,770,357	2,044,145	649,270
Impairment of property and equipment (f)	55,077	-	-
Goodwill impairment (f)	-	1,086,577	-
	26,403,942	26,289,732	12,258,816

Loss from operations	$ (1,957,373)	$ (9,240,145)	$ (4,747,488)

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

The reconciliation between Canadian GAAP and US GAAP of the net loss for the year is as follows:

	2009	2008	2007

Net loss for the period under Canadian GAAP	$ (1,769,666)	$ (8,717,026)	$ (6,072,236)
Change in fair value of embedded foreign currency derivatives relating to warrants (e)	22,531	4,671,206	268,089
Net (loss) for the year under U.S. GAAP	(1,747,135)	(4,045,820)	(5,804,147)

Other comprehensive loss:

Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(652,661)	(346,964)	(809,569)
Comprehensive loss under U.S. GAAP	$ (2,399,796)	$ (4,392,784)	$ (6,613,716)
Basic and fully diluted loss per share under U.S. GAAP	$ (0.05)	$ (0.12)	$ (0.19)

b)   Balance sheets

	2009		2008
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Assets

Current assets	$ 9,405,085	$ 9,405,085	$ 7,120,890	$ 7,120,890
Intangible assets	3,892,211	3,892,211	5,164,492	5,164,492
Goodwill (note g)	1,664,759	8,175,822	1,498,539	8,009,602
Other long-term assets	6,174,920	6,174,920	6,839,532	6,839,532

Total assets	$ 21,136,975	$ 27,648,038	$ 20,623,453	$ 27,134,516

Liabilities & Shareholders' Equity

Liabilities

Current liabilities	$ 10,534,826	$ 10,534,826	$ 9,598,804	$ 9,598,804
Warrants liability (note e)	-	-	-	22,531
Long-term liabilities	409,615	409,615	760,992	760,992

Shareholder's Equity

Share capital	66,017,456	65,909,296	65,614,347	65,506,187
Warrants (note e)	-	-	4,961,826	-
Contributed surplus (note e)	18,521,086	15,917,261	11,611,165	13,969,166
Deficit (note e, g)	(72,536,814)	(63,313,766)	(70,767,148)	(61,566,631)
Accumulated other comprehensive loss	(1,809,194)	(1,809,194)	(1,156,533)	(1,156,533)

	$ 21,136,975	$ 27,648,038	$ 20,623,453	$ 27,134,516

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

(c)   Subsequent events

The Company has analyzed its operations subsequent to September 30, 2009 through December 7, 2009 and has determined that it does not have any material subsequent events to disclose in these financial statements.

(d)   Stock-based compensation

Effective October 1, 2004, the Company adopted ASC 718, Compensation - Stock Compensation (formerly Financial Accounting Standard ("FAS") No. 123, Accounting for Stock-Based Compensation, as subsequently revised by FAS No. 123(R) ("FAS 123(R)"), Share-Based Payment, effective October 1, 2006.) The adoption of this guidance, effective October 1, 2006 under the modified prospective method, had no material impact on the Company's financial position or results of operations. Under US GAAP, the Company recognizes the grant-date fair value of stock-based compensation awards granted to employees and directors over the requisite service period for all awards granted, modified, repurchased or cancelled after October 1, 2004 and the unvested portions of outstanding awards as at October 1, 2004. The Company also adopted CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments effective October 1, 2004 for awards granted on or after October 1, 2002.

As a result of these new accounting standards in Canada and the United States, there are no material GAAP differences related to the Company's stock-based compensation awards during the period ended June 30, 2008 and 2007.

At September 30, 2009, the total compensation cost related to non-vested awards not yet recognized was $415,027, (2008 - $1,800,048) which will be recognized over the remaining vesting period of 6 months. No amount has been included for forfeitures as the amount is immaterial.

(e)   Warrants Liability

Under US GAAP, the Securities Exchange Commission ("SEC") determined that it is not possible to treat as equity, warrants whose exercise price currency denomination is different from the functional currency of the entity. The SEC generally views such instruments as derivative liabilities. Therefore, the Company applied EITF 07-5 "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock", and allocated the fair value of warrants issued whose exercise price currency denomination is different than the Company's functional currency as a liability, to be carried at fair value, with changes in fair value to be recorded in operations. The change in fair value of these warrants for the year ended September 30, 2009 was $22,531 (2008 - $4,671,206) and was recognised through the statement of loss. Effective March 30, 2009, all warrants outstanding with an exercise price currency denomination different to the Company's functional currency expired, unexercised.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

(f)   Classification of impairment charges

Losses recognized with respect to impairments of long-lived assets have been classified as having arisen from non-operating results for Canadian reporting purposes. Under US GAAP, these items are included in the determination of the Company's loss from operations.

(g)   Cash flow statements

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to US GAAP under the accommodation provided by the SEC.

(h)   Redemption of Limited Partnership units

During the year ended September 30, 2004, the Company redeemed limited partnership units and recorded the cost as a charge to deficit for Canadian GAAP purposes. Under US GAAP, the Company applied ASC 805, Business Combinations (formerly SFAS No. 141, "Business Combinations"), and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders' equity. The Company applies ASC 350, Intangibles - Goodwill and Other, in determining if there is any impairment in value. As at June 30, 2009, no impairment in value has been recorded to date.

(i)   Income taxes

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

In July 2006, the Financial Accounting Standards Board (the "FASB") issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, subsequently codified as ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. ASC 740 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, ASC 740 provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure requirements for uncertain tax positions. The Company adopted the provisions of ASC 740 beginning October 1, 2007.

We file income tax returns in the U.S., Canada and the United Kingdom. We are subject to income tax examination by tax authorities in all jurisdictions from our inception to date. Our policy is to recognize interest expense and penalties related to income tax matters as tax expense. At September 30, 2009, we do not have any significant accruals for interest related to unrecognized tax benefits or tax penalties. Based on the Company's evaluation, there are no significant uncertain tax positions requiring recognition or measurement in accordance with ASC 740.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

(j)   Unaudited pro-forma information

The following pro-forma results of operations reflect the combined results of the group, including WorksMedia Ltd, for the twelve months ended September 30, 2009 and 2008 as if the business combination occurred at the beginning of the Company's fiscal year. The information used for this pro-forma disclosure was obtained from unaudited internal financial reports prepared by WorksMedia Ltd for the periods from October 1, 2007 to March 11, 2009.

	2009 (Unaudited)	2008 (Unaudited)

Revenue	$ 25,332,087	$ 18,592,756

Net loss	$ (1,763,568)	$ (8,397,884)

Net loss per share	$ (0.05)	$ (0.25)

(k)   Recent U.S. announcements

Accounting Standards Update 2009-05

In August 2009, FASB released ASU 2009-05, "Fair Value Measurements and Disclosures". ASU 2009-05 is effective for the first reporting period beginning after issuance, which for the Company will be the period beginning October 1, 2009. The ASU provides a number of amendments to Subtopic 820-10, "Fair Value Measurements and Disclosures - Overall", regarding the fair value measurements of liabilities. The Company does not expect the adoption of this amendment to have a significant impact on its financial statements.

Accounting Standards Update 2009-06

In September 2009, the FASB released ASU 2009-06, "Income Taxes". ASU 2009-06 is effective for periods ending after September 15, 2009 for the Company and provides additional implementation guidance on accounting for uncertainty in income taxes. The adoption of this ASU has had no impact on the financial statements of the Company.

Accounting Standards Update 2009-13

In October 2009, the FASB released ASU 2009-13, "Multiple-deliverable revenue arrangements". ASU 2009-13 is effective for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010 and provides another alternative for determining the selling price of deliverables and eliminates the residual method of allocating arrangement consideration. The Company is still assessing the potential impact of this amendment on its financial statements.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

Accounting Standards Update 2009-14

In October 2009, the FASB released ASU 2009-14, "Revenue arrangements that include software elements". ASU 2009-14 is effective for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010 and removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance resulting in the recognition of revenue similar to that for other tangible products. The Company is still assessing the potential impact of this amendment on its financial statements.

Fair Value Measurement

In September 2006, FASB released ASC 820, Fair Value Measurements and Disclosures (formerly FAS 157, "Fair Value Measurements" ("FAS 157")). ASC 820 is effective for fiscal years beginning after November 15, 2007, which is the year ending September 30, 2009 for the Company. ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. In November 2007, FASB agreed to a one-year deferral associated with the effective date for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The Company is currently assessing the deferred portion of the pronouncement. As of October 1, 2008, the Company has adopted FAS 157 for the fair value measurement of recurring items.

The Fair Value for Financial Assets and Financial Liabilities

In February 2007, the FASB issued guidance as outlined in ASC 825, Financial Instruments regarding the fair value accounting for financial assets and liabilities. This update permits entities to choose to measure financial assets and liabilities, with certain exceptions, at fair value at specified election dates. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This updated guidance became effective for the Company on October 1, 2008. The adoption of the new guidance did not have a significant impact on the Company's financial statements.

Business Combinations

In December 2007, the Financial Accounting Standards Board (FASB) issued new accounting guidance as outlined in ASC 805, Business Combinations regarding business combinations and non-controlling interests in consolidated financial statements. This new guidance retains the fundamental requirements in previous guidance for business combinations requiring that the use of the purchase method be used for all business combinations. The acquirer is required to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Additionally, business combinations will now require that acquisition costs to be expensed as incurred, the recognition of contingencies, restructuring costs associated with a business combination must generally be expensed and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is the year ending September 30, 2010 for the Company.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
September 30, 2009, 2008 and 2007
(expressed in Canadian dollars)

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB clarified guidance on non-controlling interests in consolidated financial statements.  The clarification requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  This update is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption to have any significant impact.

Determination of the Useful Life of Intangible Assets

In April 2008 the FASB issued updated guidance as outlined in ASC 350, Intangibles - Goodwill and Other regarding the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this revised guidance is to improve the consistency between the useful life of a recognized intangible and the period of expected cash flows used to measure the fair value of the asset. This updated guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years which for the Company is the fiscal year beginning on October 1, 2009. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this guidance shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date.