Form 20-F
period 2010-09-30
PNI DIGITAL MEDIA INC
filed 2011-03-29
CIK 1036642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended September 30, 2010

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

Yes                               No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable.

(End of Cover Page)

2

TABLE OF CONTENTS

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following table summarizes certain selected consolidated financial data for each of the five financial years ended September 30, 2010. The selected financial data set forth below with respect to our consolidated statements of operations for each of the three financial years in the period ended September 30, 2010 and with respect to the consolidated balance sheets as at September 30, 2010 and 2009, are derived from our audited consolidated financial statements included elsewhere in this annual report. With the exceptions of weighted average number of shares and basic diluted net loss per common share data, consolidated statements of operations data for the years ended September 30, 2006 and 2005, and consolidated balance sheet data as at September 30, 2007, 2006 and 2005, have been derived from our consolidated financial statements that have not been included in this annual report.

Readers should read the following selected financial data in conjunction with our consolidated financial statements and the notes thereto appearing in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Readers are referred to Note 23 in the accompanying September 30, 2010 consolidated financial statements for a quantitative and qualitative reconciliation of the measurement differences between Canadian GAAP and generally accepted accounting principles in the United States ("US GAAP"), as it relates to us.

The data is expressed in Canadian dollars ("CDN$"), unless otherwise described. We refer readers to "Currency and Exchange Rates" below for a history of exchange rates between the Canadian dollar and the U.S. dollar.

Selected Financial Data:
Under Canadian GAAP	For the years ended September 30th
Item	2010	2009	2008	2007	2006
Revenue	$25,356,570	$24,446,569	$17,049,587	$7,511,328	$4,075,151
Profit (loss) from operations	$1,979,302	($1,902,296)	($8,153,568)	($4,747,488)	($2,628,867)
Net profit (loss) for the year	$6,851,994	($1,769,666)	($8,717,026)	($6,072,236)	($2,632,301)
Comprehensive profit (loss)	$6,341,652	($2,422,327)	($9,063,990)	($6,881,805)	($2,632,301)
Basic net profit (loss) per common share	$0.20	($0.05)	($0.26)	($0.20)	($0.12)

Under Canadian GAAP	For the years ended September 30th
Item	2010	2009	2008	2007	2006
Fully diluted net profit (loss) per common share	$0.20	($0.05)	($0.26)	($0.20)	($0.12)
Total assets	$23,520,358	$21,136,975	$20,623,453	$25,758,619	$4,883,304
Net assets (liabilities)	$17,129,478	$10,192,534	$10,263,657	$17,611,126	$3,434,762
Capital Stock	$66,200,215	$66,017,456	$65,614,347	$65,293,214	$49,115,790
Weighted average number of Common Shares - basic (1)	33,804,338	33,610,843	33,383,866	29,877,739	22,804,712
Weighted average number of Common Shares - diluted (1)	33,908,352	33,610,843	33,383,866	29,877,739	22,804,712
Common shares issued and outstanding (1)	34,210,782	34,243,182	33,464,432	33,315,536	26,048,359
Long term obligations and redeemable preferred stock	Nil	176,056	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil

(1)   See Item 3.A.

The above selected financial data in accordance with U.S. GAAP is indicated below:
	For the years ended September 30th
Item	2010	2009	2008	2007	2006
Revenue	$25,356,570	$24,446,569	$17,049,587	$7,511,328	$4,075,151
Profit (loss) from operations	$1,939,217	($1,957,373)	($9,240,145)	($4,747,488)	($2,628,867)
Net profit (loss) for the year	$7,693,535	($1,747,135)	($4,045,820)	($5,804,147)	($2,632,301)
Comprehensive profit (loss)	$7,183,193	($2,399,796)	($4,392,784)	($6,613,716)	($2,632,301)
Basic net profit (loss) per common share	$0.23	($0.05)	($0.12)	($0.19)	($0.12)

Fully diluted net profit (loss) per common share	$0.23	($0.05)	($0.12)	($0.19)	($0.12)
Total assets	$30,980,573	$27,648,038	$27,134,516	$32,269,682	$11,394,367
Net assets (liabilities)	$24,589,693	$16,703,597	$16,752,189	$19,428,452	$9,945,825
Capital Stock	$66,199,666	$65,909,296	$65,506,187	$65,185,054	$49,007,630
Weighted average number of Common Shares - basic (1)	33,804,338	33,610,843	33,383,866	29,877,739	22,804,712
Weighted average number of Common Shares - diluted (1)	33,908,352	33,610,843	33,383,866	29,877,739	22,804,712
Common shares issued and outstanding (1)	34,210,782	34,243,182	33,464,432	33,315,536	26,048,359
Long term obligations and redeemable preferred stock	Nil	176,056	Nil	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil

(1)   See Item 3. A.

Currency and Exchange Rates

All dollar amounts set forth in this annual report are in Canadian dollars, unless we indicate otherwise.

The rate of exchange for the U.S. dollar, expressed in Canadian dollars, as of March 14, 2011, was $0.9759, based on the noon buying rate as published by the Bank of Canada:

The following table sets forth the high and low exchange rates for each month during the previous six months, based on the noon buying rate as published by the Bank of Canada:

Previous Six Months

	August 2010	September 2010	October 2010	November 2010	December 2010	January 2011
High Rate	1.0642	1.0520	1.0320	1.0264	1.0178	1.0022
Low Rate	1.0158	1.0222	1.0030	1.0013	0.9946	0.9862

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

Years ending September 30

	2010	2009	2008	2007	2006
Rate at end of Period	1.0298	1.0722	1.0382	0.9929	1.1142
Average Rate During Period	1.0407	1.1804	1.0090	1.1143	1.1435
High Rate	1.0845	1.3000	1.0819	1.1873	1.1975
Low Rate	0.9961	1.0609	0.9057	0.9914	1.0926

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

Risks Relating to the Business

The Following Risks Relate to Our Business Operations

Our business is increasingly focussing on foreign markets and our results becoming subject to significant exposure to foreign exchange rates, which may adversely impact our business.

Until 2007 we had been focused on the Canadian marketplace. Since that time we have added a number of large new customers in the United States marketplace, including Costco USA, SAMS Clubs USA and CVS/pharmacy. As a result of this we are now more concentrated in the United States marketplace. The United States marketplace for photofinishing is approximately ten times the size of the Canadian marketplace and due to our recent success in the United States market, a substantial portion of our operations is based on sales and services rendered to customers in the United States. Further, with our acquisition of Pixology in July 2007 and our acquisition of WorksMedia in March 2009, we have expanded into the United Kingdom. Although Pixology has lost customers since this acquisition and may lose additional customers going forward, we continue to expect a significant portion of our sales and services will be rendered to customers in the United Kingdom. Finally, during the past two fiscal years we have begun expanding the delivery of our service to customers outside of Canada, the United States and the United Kingdom to countries such as China, Australia, South Africa and other parts of Europe; however our financial performance will not be materially affected by fluctuations in the value of the Canadian dollar against the currencies in the other jurisdictions as we currently bill customers in Canadian dollars, U.S. dollars, or United Kingdom pounds. We record the financial results for the operations of our UK subsidiary in United Kingdom pounds and also undertake certain transactions with our United States customers in U.S. dollars. Sales to other jurisdictions around the world are conducted either in United Kingdom pounds, Canadian dollars or United States dollars. Our consolidated financial results are reported in Canadian dollars. As a result, our earnings and financial position are affected by foreign exchange rate fluctuations in a number of ways: Firstly, the Company is subject to translation risk. Translation risk is the risk that an entity's financial statements for a particular period, or at a certain date, depend on the prevailing exchange rate of the local currencies in which its foreign subsidiaries operate against the Canadian dollar; secondly, the Company is subject to transaction risk. Transaction risk is the risk that the exchange rate at which a transaction is initially recorded will be different from the rate at which it is settled; and thirdly, as a significant amount of the Company's revenue is now in either US dollars or British pounds, any weakening in these exchange rates relative to the Canadian dollar will impact the revenue that is recorded by the Company. In extreme cases, this could eliminate the impact of underlying growth being experienced within the industry and result in a situation where the Company's revenue declines even though the level of activity taking place through its platform is increasing.

At the present time, we have no plan or policy to utilize forward contracts or currency options to minimize or hedge this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

Our operating results are affected by the seasonal nature of our business.

Our business is seasonal, with a significant proportion of our recurring revenues being generated during our first fiscal (fourth calendar) quarter. As a result, any stoppages or interruptions in the provision of our Network to our customers during our first fiscal (fourth calendar) quarter could have an adverse effect on our operating results and our relationships with our customers. In addition, our rapid growth in past years may have overshadowed seasonal or cyclical fluctuations in the economy which might have influenced our business to date; accordingly, our past performance may not reflect the true seasonal nature of our business, or the effect of general economic conditions on our business.

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

 We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a management report on such company's internal controls over financial reporting in the company's annual report, which contains management's assessment of the effectiveness of the company's internal controls over financial reporting. In the fiscal years ended September 30, 2007 and 2008, we concluded that our internal controls over our financial reporting were not effective. The deficiencies identified related to management's application of certain complex GAAP requirements. As a result of this, management concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of September 30, 2008 and September 30, 2007. Following the identification of these deficiencies, we undertook remedial steps and plan to continue to take additional remedial steps to improve our internal and disclosure controls. There can be no guarantee that the measures taken will be sufficient to ensure accurate financial reporting in the future. A failure to provide accurate financial results may result in loss of investor confidence and may adversely impact the price of our common shares. In addition, our failure to maintain adequate internal and disclosure controls could lead to sanctions by the Securities and Exchange Commission and other regulatory bodies under the applicable legislation, including the Foreign Corrupt Practices Act of 1977.

If our business does not continue to grow at previously seen rates, our business could be materially and adversely affected.

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

If new products currently being developed by the Company are not accepted in the marketplace, our business could be adversely impacted.

A significant amount of time and effort has been focussed towards the development of new service offerings such as business printing and social stationary which will be offered across our platform to both existing and new customers. There can be no assurance that the market for our new services in these areas will emerge to a profitable level or be sustainable. Failure by the Company to sell these services to either new or existing customers may result in future internal growth targets not being achieved and the cost of developing these new services not being recovered.

Failure by our retail partners to market products that are sold over our platform for sale could impact future growth potential or cause our revenue to decline.

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

We generate a significant portion of our revenue from a small number of customers. During fiscal 2010, we earned Cdn$22,025,977 from four (4) customer groups, representing 87% of our total revenue for the year. While we are working to expand our customer base, there can be no assurance we will be able to reduce our reliance on these key customers. If our existing customers do not elect to renew their contracts with us at the expiry of their current term, our recurring revenue base will be reduced, which could have a material adverse effect on our results of operations.

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

Certain competitors have the ability to offer discounted printing services. While in the majority of our agreements we are not directly affected by discounts in the price charged to consumers by our customers, consumers may determine not to print their photos through our retail customers' services, resulting in fewer transactions through such retailers, and reduced revenue to us. However, we are directly affected by discounts in the price charged to consumers by the retailer under certain agreements where we are responsible for the fulfillment of print orders, the provision of certain consumer deliverables and other media to the retailer's end consumer. Under this type of arrangement, we pay the retailer a commission for the use of their website and other services provided by the retailer.

As we increase the number of service offerings that we make available to retailers through areas such as business printing and social stationery, we may find ourselves operating in new segments of the retail market and encounter competition from entities that we have not been required to compete against before. These entities may have competitive advantage over the Company through longer operating history, an established market presence or superior financial resources.

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

Third parties may sue us for infringing their intellectual property rights. Such claims may involve internally developed technology or technology and enhancements that we may license from third parties. Moreover, although we sometimes may be indemnified by third parties against such claims related to technology that we have licensed, such infringements against the proprietary rights of others and indemnity there from may be limited, unavailable, or, where the third party lacks sufficient assets or insurance, ineffectual. Any such claims could require us to spend time and money defending against them, and, if they were decided adversely to us, could cause us to:

  pay damages;

  be subject to injunctions; or

  halt deployment of our Network and products while we re-engineer them or seek licenses to the necessary technology, which necessary licenses may increase our costs and might not be available on reasonable terms.

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

If the facilities where all of our computer and communications hardware are located fail, our business and results of operations would be harmed.

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

In order to remain competitive, we must continually develop new product lines for our customers. We will continue to develop new product lines, such as online printing of business and social stationary, and expand current product lines, during calendar 2011. The development of new product lines may result in increased expenditures during the development and implementation phase, which could negatively impact our results of operations. In addition, we are a small company with limited resources and diverting these resources to the development of new product lines may result in reduced customer service turn around times and delays in deploying new customers. These delays could adversely affect our business and results of operations.

In the past we have relied on the proceeds of financings to fund our operations. In the past, we had negative cash flows from operations, including up to the year ended September 30, 2008. We achieved positive cash flows from operations for the years ended September 30, 2009 and 2010 and while we believe we will generate sufficient cash flow to meet our expected cash requirements for fiscal 2011, if we are unable to continue to generate positive cash flow from operations or continue to raise funds, we may be required to limit or curtail operations in the future.

Since inception and up to the year ended September 30, 2009 we have operated at a loss and, at September 30, 2010, had an accumulated deficit of Cdn$65,684,820. The successful implementation of our business strategy depends on numerous factors including economic, competitive and other conditions and uncertainties, the ability to hire and retain qualified personnel, the ability to obtain financing for continued development and commercialization of our products. Adverse economic or competitive conditions or the failure to hire and retain qualified personnel or obtain financing if required could affect our operations in the future.

During the year ended September 30, 2010 we recorded a profit of $6,851,994, the first time in the Company's history that a profit has been recorded on an annual basis. Our profit for the year ended September 30, 2010 consists of profit before tax in the amount of $2,042,130 and a net income tax recovery of $4,809,864 as a result of the Company recording a net deferred tax asset associated with the our expected realization of unused loss carryforwards and other deductible temporary differences. In addition, we are currently generating sufficient revenues to cover our operating expenses. However, if our revenue growth slows or declines and our expenses do not slow or decline at an equal or greater rate we may be unable to continue to generate positive cash flows. If we are unable to generate positive cash flow from operations or raise the funds necessary to continue existing operations, we may be required to either limit or curtail operations.

As of September 30, 2010, we had cash and cash equivalents of approximately Cdn$4,690,355 The cash available, along with anticipated positive cash flow from operations are expected to meet our requirements for fiscal 2011. See "Item 5 - Operating and Financial Review and Prospects - B. Liquidity and Capital Resources".

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

The Following Risks Relate to Our Acquisition of WorksMedia

We continue to face a number of challenges in integrating and further developing the legacy WorksMedia business. The risks associated with the acquisition of WorksMedia, include:

We made the offer to acquire WorksMedia for strategic reasons, which will only be realized if our operations and those of WorksMedia can be effectively integrated.

The acquisition of all of the outstanding shares of WorksMedia was made with the expectation that its successful completion will result in long-term strategic benefits. These anticipated benefits will depend in part on whether we can integrate the operations of PNI and the legacy WorksMedia business in an efficient and effective manner. As at year end, the integration of operations into the group is completed, however continued additional risks with the acquisition include the maintenance of uniform standards, controls, procedures and policies and the retention of relationships with employees and customers.

If we are unable to continue growing the legacy WorksMedia business in a profitable manner, our business and financial results may be materially and adversely affected.

WorksMedia had a history of profitable operations since inception, and historically its main source of revenue arose from sales of software licences which are non-recurring in nature. Our purchase price of $2,531,410 for the legacy WorksMedia business was based on future revenue and profit projections and included a number of assumptions regarding the ability to meet those projections without a significant increase in costs. On April 1, 2010 the legacy WorksMedia operations were amalgamated with the operations of Pixology Software Limited forming PNI Digital Media Europe Ltd. While the amalgamation was completed as part of the integration of operations into the group; the Company continues to bear the risk that should the projections not be met or require additional costs or management time to achieve, our business and financial results may be materially and adversely affected.

The Following Risks Relate To The Market For Our Common Shares

At present, there is a limited market for our common shares in the United States. If a substantial and sustained market for our common shares does not develop in the United States, our US shareholders' ability to sell their shares may be materially and adversely affected.

Our common shares trade in Canada on the TSX Venture Exchange and in the United States on the OTC Bulletin Board. Trading of these shares is presently concentrated in the United States marketplace, however, at present there is a limited trading market in the United States for our common shares and such is unlikely to develop further while we are quoted on the OTC Bulletin Board. We have no agreement with any broker-dealer to act as a market-maker for our common shares. One or more broker-dealers have become market makers in our shares quoted on the OTC Bulletin Board. However, there is no guarantee that this will continue. Any trading is currently limited to the non-NASDAQ over-the-counter market. There can be no assurance that our securities will ever qualify for listing on any other stock market or stock exchange in the US or elsewhere. Accordingly, there can be no assurance that any US market for our securities will continue.

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

On March 14, 2011, our common shares closed at a price of Cdn$1.53 on the TSX-V and US$1.55 on the OTC Bulletin Board. For the period from October 1, 2009 to September 30, 2010, the adjusted high and low trading prices of our common shares on the TSX-V were Cdn$1.95 and Cdn$1.30, respectively, with a total reported trading volume of 7,438,800 shares. For the same period, the adjusted high and low trading prices of our common shares on the OTC Bulletin Board were US$1.87 and US$1.28, respectively, with a total reported trading volume of approximately 9,565,446 shares. The trading volume of our shares on the OTC Bulletin Board may not be representative of actual trading volume due to double ticketing of orders that may have occurred on one or more days of the period analyzed.

Daily trading volume on the TSX-V of our common shares for the period from October 1, 2009 to September 30, 2010 has fluctuated, with a high of 791,500 shares and a low of zero shares, averaging approximately 29,637 shares. Daily trading volume on the OTC Bulletin Board in our common shares for the period from October 1, 2009 to September 30, 2010 has fluctuated with a high of 213,100 and a low of zero, averaging approximately 36,509. Accordingly, the trading price of our common shares may be subject to wide fluctuations in response to a variety of factors including announcement of material events by us such as the status of required regulatory approvals for our products, competition by new products or new innovations, fluctuations in our operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights. The trading price of our common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

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

ITEM 4. INFORMATION ON THE COMPANY

Summary

We are a company incorporated under the Business Corporations Act (British Columbia). Our principal and registered offices are located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, V6B 6E3. We also have offices in, Southampton, England and Secaucus, New Jersey. Substantially all of our business is conducted out of our Vancouver and Southampton offices. Our New Jersey office is a sales office which we acquired upon completion of the acquisition of Pixology plc ("Pixology"). Our Southampton office is a sales and customer support office which we acquired upon completion of the acquisition of WorksMedia Ltd ("WorksMedia"), although has previously operated as an engineering centre. Prior to our acquisition of WorksMedia our UK operations were run out of an office in Guildford, England. After the completion of our acquisition we relocated our Guildford based staff to the newly acquired Southampton office which offered lower day to day operating costs and closed down our Guildford location.

We provide software and technology to retailers, Internet portals and web sites, and telecommunication service providers (including mobile phone companies). Our principal service is the PNI Digital Media Platform. The PNI Digital Media Platform consists of digital imaging technology which we provide to retailers who provide, or wish to provide, photo print, photo gift stationary and business card print services, professional and commercial photo processing labs, image content owners, and targeted portal services (collectively, the "Retailer"). The PNI Digital Media Platform enables the Retailer to provide digital photo and personalized product services from desktops, kiosks, and mobile phones, through the Internet to end user customers. End user customers upload their digital images through the Internet via the Retailer's website, or at a retail outlet through an in-store kiosk for printing and storage by the Retailer. The Retailer controls the process from image upload to final delivery of the end product. We act as a platform intermediary in the process, and as a "white label" solution are not visible to the end user customer unless the Retailer chooses to disclose us as the provider of their solution. Currently, our principal service enables Retailers such as Costco and Sams Clubs to provide photo print and photo gift services through the Internet and at in store kiosks.

Under our general business model we charge Retailers a combination of fixed and variable fees including: initial fees or an annual license fee for the development, maintenance and continued enhancement of the digital print capture portion of their website or kiosk-based software; (ii) monthly fees for their connection to the PNI Digital Media Platform; (iii) transaction fees based on every order placed, or for images uploaded, through the PNI Digital Media Platform; and (iv) fees for the continued storage of the Retailers customers' digital images. There are different variations in the fees charged based upon the contractual relationship with each Retailer and the service provided.

In some instances, we provide services to the ultimate customers who access the PNI Digital Media Platform through a retailer's website. These services include taking on the responsibility for the fulfillment of print orders, the provision of certain consumer deliverables and other media. We pay the retailer a commission for the use of their website and other services provided by the retailer. We are responsible for fulfilling the ultimate customers' orders and fulfill our obligations through the use of third party suppliers who ship the products directly to the customer. Under this type of arrangement, we record the revenue when the product is shipped to the customer, net of estimated returns, as we have transferred the significant risks and rewards of ownership to the customer at that time. We adjust the estimated returns to the actual returns when determinable.

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

As at September 30, 2010, we have three wholly owned active subsidiaries, PNI Digital Media Ltd (formerly Pixology Limited), PNI Digital Media Europe Ltd (formerly Pixology Software Limited), and Pixology, Inc. PNI Digital Media Ltd., and PNI Digital Media Europe Ltd are located in the United Kingdom and Pixology, Inc. is located in the United States. The consolidated operations of PNI Digital Media Ltd, PNI Digital Media Europe Ltd. and Pixology Inc. are collectively referred to as PNI Europe.

A. History and development of the Company

We were incorporated on December 1, 1995 pursuant to the laws of British Columbia, Canada under the name InMedia Presentations Inc. We changed our name on July 14, 1999 to PhotoChannel Networks Inc. On November 2, 2006, we consolidated our outstanding common shares on a one new share for ten old shares basis. On completion of the consolidation, we had approximately 26,060,559 common shares outstanding. Our financial statements for the years since that ended September 30, 2006, have been prepared on a post share consolidation basis. On July 2nd, 2007, we acquired Pixology PLC, a company with offices based in the UK and a sales office in the United States. On March 11th 2009, we acquired WorksMedia Ltd., a UK-based software company with offices in Southampton. On June 8th, 2009, we formally changed our name to PNI Digital Media Inc., As of September 30th, 2010, we had 34,210,782 common shares outstanding.

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

Principal Capital Expenditures And Divestitures

We continue to develop, change and enhance our software and product offerings. Since October 1, 1999, the only capital divestiture has been the filing by our US operating subsidiary, PhotoChannel, Inc., under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001. The only capital expenditures have been for computer equipment, software and furniture and leaseholds, which occurred in the normal course of our operations. Our total capital expenditures were approximately $1,468,825 for the year ended September 30, 2010 compared with $2,182,637 for the year ended September 30, 2009, $4,762,168 in 2008, $1,127,371 in 2007, $777,479 in 2006, and $523,595 in 2005. Prior to 2009 we financed these expenditures primarily by issuing common shares. All expenditures during the year ended September 30, 2009 and 2010 were financed through cash flows generated from operations. Further details applicable to our anticipated capital expenditures and funding sources are detailed in Liquidity and Capital Resources in Item 5.B.

Principal Capital Expenditures And Divestitures Currently in Process

As of March 14, 2011 there were no capital expenditures or divestitures in process outside of the normal course of business.

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

Pixology had two principal product offerings - in-store kiosk technology and an online digital printing solution which is similar to our PNI Digital Media Platform offering. Pixology's focus was in the delivery of software for in store Kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery. Pixology had been providing this service in the retail environment for the past four years. We have taken over this service and currently provide it to a number of retail customers including Tesco in the United Kingdom and Costco in the United States, Canada and Mexico.

Pixology also provided an online digital printing solution similar to the PNI Digital Media Platform called the Pixology Online Photo Center. Upon taking over Pixology we commenced replacing their online customer base with the PNI Digital Media Platform. During fiscal 2008 we were successful in replacing ASDA's online solution and finalised the transfer of Tesco onto the PNI Digital Media Platform during fiscal 2010.

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

Prior to the acquisition, Pixology announced that it expected to experience a loss of between L 1.35 and L 1.65 million for the year ending December 31, 2007. We incurred a loss relating to Pixology operations of approximately Cdn$2,231,013 (approximately L 1,054,000) over the three months from the date of the acquisition of Pixology to September 30, 2007. During fiscal 2008, we incurred a loss of $2,514,303 related to Pixology's operations. In fiscal 2009, the losses recorded by Pixology were reduced to $711,683, after charging non-cash amortization of intangible assets of $1,363,129. On April 1, 2010, the operations of Pixology were amalgamated with those of WorksMedia Ltd., our other UK based operating subsidiary. Accordingly, financial information for the year ended September 30, 2010 includes the results of operations of the newly combined entity from that date on. For the year ended September 30, 2010, PNI Europe recorded a profit before tax of $593,366.

Acquisition of WorksMedia Ltd.

On February 25th, 2009, we entered into a Share Purchase Agreement to acquire 100% of the issued and outstanding share capital of WorksMedia Ltd, a company based in Southampton, England. Under the terms of the Agreement, we paid the shareholders of WorksMedia Ltd the Sterling equivalent of $2.1 million based upon the exchange rate published by the Bank of England on February 25, 2009 in thirteen equal monthly instalments and issued to the shareholders of WorksMedia 750,000 common shares of PNI Digital Media which are being released to the former WorksMedia Ltd. shareholders in three equal instalments of 250,000 common shares after 12, 24 and 36 months after closing of the purchase, for all the issued and outstanding shares of WorksMedia Ltd. If certain performance targets are met, the shareholders of WorksMedia receive up to an additional 900,000 common shares over the three year period from the date of acquisition. To date, such performance targets have not been met.

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

WorksMedia Since the Acquisition

Since the acquisition of WorksMedia, we have consolidated our UK operations into WorksMedia's Southampton offices, and reduced our UK based staff from 26 people pre-acquisition to 9 people as of September 30, 2010. WorksMedia's products have been re-branded and are now being distributed under the PNI Digital Media brand and work has been completed to integrate the WorksMedia products into the PNI Platform.

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

Retail Digital Photography Market

Digital photography has grown at a rapid pace in the last several years. Mainstream adoption of digital cameras by consumers replacing older film cameras has been facilitated by improved technology and rapidly falling prices.

Industry analysts estimate that digital camera sales have grown from 4.5 million units in 2000 to a projected 24.8 million units in 2010.1 By the end of 2010, analysts estimate that 80% of US households will have at least one digital camera.2 At the same time, film camera sales have fallen to almost nil by 2010.

In addition to the growth of digital cameras, the digital photography market has grown due to the proliferation of mobile phones that have a built-in digital camera mechanism. These 'camera phones' have increasingly better resolutions, enabling consumers to take images large enough to be produced as a photo print or photo gift.

Camera phone handsets in the North American marketplace totalled some 57 million by the end of 2005 (46% of all handsets) and this market is expected to continue to grow and predicted to reach 900 million units by 20103. Numbers have grown quickly from an estimated base of 3 million units in 2003 and 16 million in 2004.4 Initial handset cameras had limited resolutions of less than 1 Megapixel, and limited capability to otherwise distribute or share the resulting image. However, the latest generation of camera phones have resolutions of up to 8 Megapixels or more. 74% of mobile handsets sold in the 2007 U.S. market are estimated to have built in cameras, with 13% of those having the higher 3.2 Megapixel camera sensors.5 Additionally, technology inside the phone unit itself such as Bluetooth wireless technology and improved software systems and navigation from both handset manufacturers and mobile network operators has made it much easier for consumers to transfer, distribute and/or share their camera phone images. Despite these improvements, the vast majority of the billions of camera phone images (estimated at 97%6) are today still not yet converted to prints, so a behavioural shift here would be significant.

___________________________
1 PMA Marketing Research. Photo Industry 2010 Review and Forecast
2 Ibid
3 InfoTrends: Mobile Phone Survey 2007
4 PMA Marketing Research: Photo Industry 2006 Review and Forecast / iGillott Research
5 iSuppli research from Wall Street Journal
6 Fuji from WSJ article Feb 08, 2007

DSLR cameras are higher priced, higher resolution, more sophisticated models, and afford consumers better and more professional quality capabilities. They differ from mainstream smaller sleeker point-and-shoot digital cameras with their characteristically lower resolution. DSLR cameras still represent a small (but growing) share of overall unit sales, but account for a disproportionately larger revenue share given their current average sales price of $942,7 as compared to a range of $1628 - $3039 for standard point-and-shoot mainstream digital cameras. DSLRs account for 6% of units shipped but a much more significant 19% of dollar value.10

The large consumer shift to digital camera technologies over the last few years as described above has brought with it an entirely new set of consumer behaviour and activities relating to the resulting digital photo images, their distribution and enjoyment, and their subsequent transformation into hard copy prints or traditional photos. It has also radically transformed the traditional photofinishing business.

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

Digitized pictures can be printed either on color inkjet (typically directly at home by the consumer) or dye sublimation photo printers (for instance, by a retailer in a physical commercial setting) Alternatively, they can be processed through an online service, which provides print photographs at a quality consistent with that offered by conventional film processors at retail. Digital pictures may be stored on desktop or laptop computers, camera-enabled mobile phones, CDs, DVDs, other removable media formats, or as negatives at a website of an online digital photography service provider. Consumers may alternatively also physically take the removable media memory card from their digital camera to retailers with digital photo kiosks, where they can then select and format the digital images for subsequent printing in store.

The process is further fuelled by the consumer public's adoption and acceptance of broadband-based internet services, which has enabled a host of alternative services (online and at the retailer) to meet these new photo processing demands. Residential broadband subscriptions in the USA grew 20% in 2006 to exceed 50 million households, and forecast to grow to 60 million households by the end of 2007 (a 55% penetration rate).11 The introduction of camera phones mentioned above has bred a host of different consumer behaviours and activities that include distribution by e-mail, Multimedia Messaging Service (MMS), saving them to the phone screen, transferring them to a PC, sharing them online, printing them, and doing nothing with them. There is a strong correlation between digital camera ownership, broadband usage, and camera phone ownership, with 79% of households with broadband and 63% of camera phone owners having a separate digital camera.12

___________________________
7 NPD Group Inc. from Wall Street Journal
8 NPD Group Inc. (Dec. 4, 2006)
9 PMA Marketing Research: Photo Industry 2006 Review and Forecast
10 Camera & Imaging Products Association (CIPA) from http://www.dpreview.com/news/0612/06120101cipashipq3.asp
11 Parks Associates - "Digital Lifestyles: 2007 Outlook"
12 2006 PMA Camera/Camcorder, Digital Imaging Survey

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

There is no demographic which digital cameras are exclusive to, especially in light of constantly falling prices the last several years, nor is there a prohibitive degree of technological sophistication required to operate these cameras. The average price paid for a digital camera has fallen from $315 in 2004 to $303 in 2005, and continues to fall.13

Photofinishing retailers originally viewed digital camera penetration as threatening their future. Film processing volume has been falling steadily. In the U.S. alone, sales have fallen from 671 million rolls in 2003, to 571 million rolls in 2004, to 480 million in 2005 and an estimated 369 million in 2006 (a total drop of some 45% in that period). Commensurately, processing revenue has fallen in the same period from $5.39 billion in 2003 to an estimated $2.98 billion in 2006, a similar 44.7% drop.14 As consumers have switched their picture-taking activity from film to digital, one of the greatest challenges has been making them aware of the options for printing their digital pictures. The effect of digital cameras to date and future projections indicate that digital will have an additive effect on the growth of picture taking overall, as the cost to shoot a digital image is nothing compared to a film exposure. In recent years, the photo print market has consolidated greatly into a small group of very large, multi-outlet retailers, who have consumed market share at the expense of independent retailers and other non-direct retailers who could not realize equivalent economies of scale with a transition to digital photo services.

Despite the number of online options for digital printing, we believe that the majority of consumers will not change their habits - they will continue to look to the photofinishing retailer as their destination for convenient, quality driven printing. Photofinishing retailers are making changes to ensure they remain at the center of photofinishing. As picture taking has become increasingly digital, retailers want to ensure they retain the foot traffic in their stores and the relationship with their customers. The first step for them is ensuring they have equipment that can print digital images and can create digital images from film. The central piece of equipment retailers utilize for this is the "digital minilab", with 17,000 of them installed in the US in 2004 (or over 50% of all minilabs), and an estimate of over 25,000 digital minilabs installed by 2008 representing over 76% of all minilabs.15 The rise of the digital minilab install base has been the defining factor in returning retailers to the forefront of printing pictures. Further, retailers have worked to retain their customer base by introducing online based digital photo processing functionality (with in store pick-up) and placing digital photo kiosks physically in store to serve as wide a customer base as possible.

The amount of digital prints being made at retail (as opposed to at home by consumers directly and online) has been growing. In 2006, it was estimated that 4.5 billion prints (41.3%) of the 10.9 billion printed digital photos in total were made through a photofinishing retailer. Industry analysts estimate that in 2009 there will be 13.9 billion photo prints, of which 9.5 billion photo prints, or 68%, will be printed at a photofinishing retailer.16 Digital camera technologies have enabled consumers to take many more pictures (given the zero cost of shooting in digital, and the immediacy of seeing the result, unlike with film), even if most digital images are never printed. The digital camera has radically changed how pictures are enjoyed, and it is not exclusively through prints anymore, as consumers can now view, share, and otherwise store their images electronically in ways. Consumers have much more control now as to when to decide to want to make prints, and by what method.

___________________________
13 PMA Marketing Research: Photo Industry 2006 Review and Forecast / NPD Techworld
14 All figures here from PMA Marketing Research: Photo Industry 2006 Review and Forecast
15 InfoTrends
16 PMA Marketing Reseasrch, Photo Industry 2010 Review and Focus

In 2003, 56 Billion digital photo exposures were taken worldwide, with growth to 144 Billion in 2005 and an estimated 312 Billion by 2008.17 The number of captured digital images in the USA (not including camera phones) has grown from 7.8 Billion in 2003, 12.9 Billion in 2004, 17.1 Billion in 2005, and an estimated 21.7 Billion in 2006. At the same time, the number of digital prints made by all methods has grown from 1.5 Billion (19.2% of total captured) in 2003, 3.1 Billion (24% of total) in 2004, 4.5 Billion (26.3% of total) in 2005, and an estimated 6.4 Billion (29.4% of total) in 2006. Film and digital cameras combined produced 14% fewer prints between 2000 and 2005 including retail, online, and home alternatives. Including prints made at home, the total value of printing was higher at $6.81 Billion in 2005 than the $6.23 Billion in 2000.18

The growth of printing at retail has recently outpaced home printing, and is expected to continue to do so in the next couple of years, for a variety of reasons. This is reflected in relative home and retail printing volumes. For the first time since the introduction of digital cameras in the US, retail and online entities were the top destinations for digital printing in 2005. By 2008, of the digital photo exposures that get printed worldwide, 56 Billion or 43% were printed by retailers. Translated into photofinishing revenue, it is predicted that digital photofinishing at retail, from both store location drop-off and online orders, will be a $6.2 Billion industry by 2008. In 2000, 89% of all digital image printing was done at home with only 4% at retail, but by 2004, home printing had fallen to 56% with retailers printing 34% of all digital images. By 2010, it is expected retailers will be printing 45% of all digital images.19

The number of prints ordered online and mailed to consumers' homes peaked at 9 percent of the total prints made in 2005, up from under 7 percent the year before. The market share of pure online printing has faced increasing pressure from the increasing availability of cheap printing options at retail which are taking print orders in store (including at kiosks), and replicating the online entities' offering of online ordering of prints without corresponding shipping charges. Further, retailers are able to significantly improve the consumer experience by allowing in-store print pick-up at a convenient location shortly after order placement online.

The above trends suggest continued growth opportunities for the future, and though more current trends are not yet available, we expect that the trends outlined above will continue into the future.

* Data Sources: PMAI/PMA, InfoTrends, NPD Group Inc., IDC, Gartner Group, iSuppli, Mizuho Securities (Japan), CIPA (Japan), Parks Associates, Wall Street Journal, Fuji, Hewlett Packard (HP)

___________________________
17 Hewlett Packard (HP)
18 PMA Marketing Research: Photo Industry 2006 Review and Forecast
19 InfoTrends

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

In October 2002, we launched our Platform with our first large retail chain, Black Photo Corporation ("Black's"). At the time, Blacks's operated 136 photo retail stores across Canada under the Black's and Astral banners. As part of our Network, we developed a fully syndicated white branded site that allowed for orders to be placed online and then routed to a remote location for printing for ultimate pick up by the consumer at the store location of their choice. Black's continued as a customer of our online platform until October 2010 when they took that portion of their business in-house as part of a corporate restructure. They continue as a customer of ours however for kiosk and CD-based software products.

Following on from this first deployment of our technology in this manner, we increased our retail photofinishing base to include other large scale retailers as follows:
Customer	Year business won
Black Photo Corporation	2002
Walmart Canada	2004
Costco Canada	2006
CVS/Pharmacy	2006
Walmart Puerto Rico	2007
Walmart Argentina	2007
Loblaws (under a partnership with Fujifilm Canada)	2008
Costco USA	2008
SAM's Club USA	2008
Hallmark UK	2008
Kodak China	2008

Koda Australasia	2008
Marks & Spencer	2009

In May 2008, we partnered with Hallmark PLC in the UK to provide online creation and ordering of greeting cards using the PNI Digital Media Platform. In September 2009, we further extended our business with Hallmark PLC by offering personalized, on-demand greeting card services via the Internet from Marks & Spencer website using the PNI Digital Media Platform. This was the first time we used our Platform for a significant non-photo related service offering.

In addition to the above noted customers, during 2007 we acquired Pixology PLC in the United Kingdom. As a result of this acquisition, the Company acquired ASDA and Tesco as customers in the UK, the two largest grocery chains in the country.

Wal-Mart Canada has connected all of their 340 retail locations, Costco Canada has connected all of their 80 retail locations, CVS/pharmacy in the United States had connected 7,065 of their locations, Sam's Club USA has connected 610 of their locations and Costco US has connected all 398 of their locations enabling all directly connected locations to offer a one hour digital printing solution from online ordering.

The addition of the above noted customers over the years has resulted in the number of transactions being handled over our Platform increasing significantly:
FY2007	FY 2008	FY 2009	FY 2010
3.8 million	7.6 million	14.6 million	17.1 million

Our Platform is not restricted to the provision of digital imaging services. We can provide a range of personalized products that can be created, ordered and routed over the PNI Digital Media Platform to our customers. In 2008, we extended the PNI Digital Media Platform to include creation and on-demand ordering and routing of greeting cards from a website. This extension of the PNI Digital Media Platform has been populated across some of our existing retailers, and has also been used to acquire new retailer customers. During the past twelve months, the Company has directed a portion of its resources at investigating and developing other personalized products and services that can be offered over the Platform. After careful consideration of a number of options, the two areas chosen for development were small business printing and social stationery. Small business printing services will allow the Company's customers to offer an online service allowing consumers to order business collateral such as business cards, copies, flyers, letterhead and bound reports from their home or office and pick up the finished products in as little as an hour from the retailer's store location. Social stationery services will allow the Company's retailers to offer an online service providing personalised invitations and correspondence focused on life events such as weddings, birthdays, baby announcements etc. Both of these service offerings are currently in the process of being developed with the cost of development expected to continue through to the end of fiscal 2011. The Company expects to be in a position to launch these new service offerings during the latter part of fiscal 2011.

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

Pixology had two principal product offerings - in store kiosk technology and an online digital printing solution which is similar to our Network offering. Pixology's focus was in the delivery of software for in store Kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery. In some instances, Pixology would also take on the responsibility for fulfilling the customers orders through the use of third party suppliers. Pixology had been providing this service in the retail environment for four years prior to our acquisition. We have taken over this service and provide it to a number of retail customers including Tesco and Costco. During the year ended September 2008 Jessops gave notice that they would not renew their contract at the end of its term in August 2009.

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

WorksMedia Software Technology:

With the acquisition of WorksMedia Ltd on February 25th, 2009, we further extended the capabilities of the PNI Digital Media Platform by adding extensible rich-media software to kiosks, desktop software and online websites. The principal deployment of the WorksMedia software has been on in-store kiosks. This software differs from the solution acquired with Pixology, in that it is focused on rich-media experiences for the end user, and is highly portable across almost any medium, including mobile phones. Furthermore, the software, given the nature of its flexibility, can support the creation of personalized photo gifts or other personalized products beyond simple photo prints in a kiosk environment, thereby creating another "on ramp" to the PNI Digital Media Platform for personalized products.

WorksMedia provided the software solution to a range of retailers and resellers including Blacks Photography Corporation, Fujifilm UK, and others. On April 30th, 2009, we deployed the WorksMedia Software, now branded as the PNI ConnectedKiosk Program, with in-store kiosks in Fred Meyer and King Soopers grocery chains in the USA. On July 9th, 2009, we announced the addition of a series of resellers of the WorksMedia Software including Retail Imaging Management Group and Photo Gift World Ltd. Additionally, the PNI ConnectedKiosk Program would power the online photo services site PixureThis for Associated Foods Stores in the USA. The PNI Connected Kiosk is currently predominantly sold through distributor agreements in various countries around the world, including the United Kingdom, the United States, Canada, Australia, South Africa, Israel and Continental Europe.

Summary of Gross Revenues

During the three years ended September 30, 2010, our revenue was generated as follows:
	Year Ended September 30,
	2010		2009		2008
Canadian based operations	$ 19,536,640	77%	$ 17,344,257	71%	$ 8,425,160	49%
United Kingdom based operations	5,819,930 ___________	23% ____	7,102,312 ___________	29% ____	8,624,427 __________	51% ______
Total Revenue	$ 25,356,570		$ 24,446,569		$ 17,049,587

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

Printing of Digital Images

Our online business model of being an open, scalable and secure network provider for the photofinishing industry is currently unique. The most notable names in the online photofinishing business, names such as Kodak's Gallery (formerly known as Ofoto, and now fully reincorporated into Kodak proper) and Shutterfly, do not currently compete for our retail customers. These companies have focused on a pure business to consumer model of online photofinishing. These companies compete with our retailers for end user customers, and directly compete with the established "mail order" retailers such as Mystic Color and District Photo (the world's largest mail order photofinishing operator). It is worth noting that mail order generally declined as a market force over the last decade as the one-hour onsite operations of retailers came to dominate the photofinishing landscape. We believe consumers will continue to show a preference for the in-store printing solutions offered by our retailers.

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

Photofinishing retailers are our key customers, however in some instances we provide services to the ultimate customer through an arrangement whereby we pay the retailer a fee for the use of their website and take on the responsibility for the fulfillment of print orders, the provision of certain consumer deliverables and other media through the use of third party suppliers. Organizations such as Kodak, Fuji, Hewlett Packard and DaiNipon also compete with our service in varying manners, but all also work with retailers in terms of providing equipment to scan silver halide images to digital, digital print equipment and some provide online storage and web site hosting. We believe that we can co-exist in many retail environments with these other industry players without directly competing with them, as our services are independent of the type of digital imaging hardware the retailer prefers to use. We also believe that we can deliver the secure network component and lab broker system of delivering print orders from outside parties without having to compete on the equipment, hosting and storage business. Some larger retailers have created internal networks, however, such networks are restricted to that retailer's stores.

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

We believe that one of differentiating factors is the advantage of being a small and efficient organization to make speedy and informed decisions. This flexibility means the retailer or their customer does not have to go through levels of bureaucracy to get a decision, act upon it and have a solution implemented. We believe that the principal factors enabling us to compete, include: a complete solution service; strategic market positioning; channel distribution; and the functionality and architecture of our technologies. The relative importance of each of these factors depends upon the specific customer involved.

C. Organizational structure

We have six (6) wholly owned subsidiaries, PNI Digital Media Ltd (formerly Pixology Limited), PNI Digital Media Europe Ltd (formerly Pixology Software Limited), and Pixology, Inc. are all active and WorksMedia Limited, PhotoChannel Capital Inc. and PhotoChannel Management Inc are inactive. We acquired Pixology Limited, Pixology Software Limited and Pixology, Inc. in connection with the acquisition of Pixology plc that was completed in July 2007. We acquired WorksMedia Limited as part of the acquisition of the WorksMedia business that was completed in March 2009. Our U.K. and kiosk operations are operated out of PNI Digital Media Europe Ltd. PhotoChannel Capital Inc. was incorporated on January 25, 2000 to undertake the sale and distribution of units of PhotoChannel.Com Limited Partnership and is the sole shareholder of PhotoChannel Management Inc. PhotoChannel Management Inc. was incorporated on January 25, 2000 and is the general partner of the PhotoChannel.Com Limited Partnership. The PhotoChannel.Com Limited Partnership is inactive and does not carry on any business.

D. Property, plant and equipment

Our executive offices are located at Suites 590 and 450 - 425 Carrall Street, Vancouver, British Columbia, Canada, V6B 6E3. The premises currently comprise approximately 12,266 square feet in an office building and are leased from an unaffiliated party. The company's main lease expired in July 2009 and was extended on identical terms for a further period of five years. The base monthly rent is approximately $13,071.

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

Our United Kingdom offices are located at Suite 4, Medina Chambers, Town Quay, Southampton, SO142AQ UK. The premises are shared with another company which is part owned by an officer of the company and comprise a total of 3,350 square feet in an office building. Our UK operations use approximately 60% of this space. The lease agreement for the premises is held by the related party directly with the owners of the building and we reimburse the related party for our share of the monthly rental costs in accordance with a services agreement that was put in place at the time of acquiring WorksMedia. The base monthly rent is approximately $4,800.

Our United Kingdom data base and network equipment is located in two data facilities: Redbus, Sovereign House - Interhouse, 227 Marsh Wall, London E14 9SD; and Telehouse Docklands, Coriander Avenue, London E14 2AA. The premises are under contract from unaffiliated parties for a period of thirty-six months expiring February 2009. Subsequent to the expiration of this three-year agreement, the Company is continuing to use the data facilities on a month-to-month basis. The base monthly rent is approximately $21,000.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

In this section, we explain our consolidated financial condition and results of operations for each of the years ended September 30, 2010, 2009 and 2008. As readers read this section, they may find it helpful to refer to our consolidated financial statements at the end of this annual report and the information contained in the section entitled "Selected Financial Data" in Item 3 of Part I of this annual report.

Our consolidated financial statements were prepared in accordance with Canadian GAAP. See Note 23 to the consolidated financial statements for the year ended September 30, 2010 for a discussion of material measurement differences between Canadian and US GAAP, as it relates to us.

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

The Company carries out an annual impairment test on September 1 of each year. In carrying out the annual impairment test during the year ended September 30, 2010, the estimated fair value of the reporting units was arrived at by using a discounted cash flow model for each reporting unit. This approach involved management developing its best estimate of the expected future cash flows from the business over the remaining expected life of the reporting unit.

At September 1, 2010, the time of the Company's goodwill impairment test, the carrying value of goodwill on the Company's balance sheet was allocated 12% to its Canadian reporting unit and 88% to its UK based reporting unit. In carrying out the goodwill impairment test, it was estimated that the fair value of the Canadian reporting unit was approximately 2 times greater than the value of that unit's net assets, including goodwill. The fair value of the UK based reporting unit was estimated to be approximately 3 times greater than the value of that unit's net assets, including goodwill. In building the estimates of fair value, it was necessary for the Company to estimate future cash flows. In doing so, a number of key assumptions were made, including estimated future growth rates and the ability of the Company to continue operating without the loss of any significant customers during the forecast period.

The Company has a stock option plan, which is described in Note 12 to the financial statements. In November 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3870, "Stock-Based Compensation and other Stock-Based Payments". Section 3870 sets out a fair value based method for the recognition, measurement and disclosure of certain stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the use of the fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the company is required to or has a practice of settling in cash are recorded as liabilities. This section applies to certain awards outstanding on the date of adoption, being October 1, 2004 for the Company, and relates to all awards granted on or after October 1, 2002. Previously, the company disclosed the pro forma effect of employee stock based compensation expense in the notes to the financial statements.

The Company recorded and recognized a compensation expense of $399,068, $1,846,293 and $1,511,504 for stock options issued to employees for the years ended September 30, 2010, 2009 and 2008, respectively.

The Company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating losses or tax credits. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

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

During 2007, we acquired Pixology and added a kiosk software to our product offering. Pixology is focused exclusively on the photofinishing market and had developed software and networks that enable equipment manufacturers and retailers of photofinishing services to substitute the analogue film environment with new digital infrastructure. Pixology's customers were principally companies located in the United States, Japan and the United Kingdom, and included Costco in the United States, Canada and Mexico and Tesco, Boots, Asda and Jessop's in the United Kingdom. Subsequent to our acquisition of Pixology, Boots commenced using a new photo online provider and Jessops decided not to renew our contract for kiosk software which expired in August 2009.

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

During 2009, we acquired WorksMedia and added further kiosk and desktop software to our product offering. WorksMedia is focused exclusively on the photofinishing market and had developed kiosk and desktop software that allowed consumers to order prints and personalized gift items from digital photographs. WorksMedia's customers are located across a wide geographic area including the United Kingdom, Europe, South Africa and Australia and Include Fuji, 1st Digital, Foss Fotech, TS Procon, New Teltron, Athentech and Black Photo Corporation. WorksMedia had been in operation for approximately five years prior to our acquisition and we have now taken over responsibility for the contracts they had in place at the date of acquisition.

Years Ended September 30, 2010 and September 30, 2009

Revenue

Revenues for fiscal 2010 were 4% higher than fiscal 2009 reaching $25,356,570. All growth experienced during the year was from increased activity from existing customer accounts. In addition, this growth was achieved despite a 12% decline in the strength of the US dollar and an 11% decline in the strength of the British Pound compared to the Canadian dollar. 79% of the Company's revenue was earned from either the United States or the United Kingdom during the year; therefore a weakening in the value of the US dollar and British Pound relative to the Canadian dollar has a significant impact on financial results. If exchange rates during the current quarter had been at the same levels as they were during fiscal 2009, revenue would have increased year-on-year by 14% to approximately $27.9 million.

Continuing the trend seen throughout the earlier part of fiscal 2010, growth was seen in multiple areas of the business. Transaction fees continue to be the largest element of our revenue base and increased 6% year-on-year to $19,332,006; accounting for 76% of total recorded revenue, compared to 74% in fiscal 2009.

Underlying the increase in recorded transaction fees is a 17% increase in the number of orders placed through the PNI Platform year-on-year which reached 17.1 million for the year and averaged over 46,000 per day.

Software license and installation fees fell by 22% year-on-year to $3,074,895. While a portion of revenue from this source continues to track at consistent levels each month through recurring license fees earned from some of our UK based customers the 11% year-on-year weakening of the UK pound relative to the Canadian dollar has resulted in the amount of license revenue booked in the consolidated financial statements being impacted negatively by approximately $413,000. Other elements of this revenue are non-recurring and are earned either through developing and installing new sites for customers or by making sales of kiosk software licenses. A number of our contracts that provide for recurring revenue in this area expire during fiscal 2010 and therefore sales will become more difficult to predict as they will primarily become one-off in nature.

Membership fees are earned either through monthly fixed fees based on the number of locations customers have connected to the PNI Platform or through annual recurring service and maintenance revenue from customers who have purchased our kiosk software. Revenue from this source has grown strongly over the past twelve months representing an overall increase in the number of customer locations now connected to our network as a result of existing customers expanding their own operations and also as a result of the Company's acquisition of WorksMedia during 2009. Fees earned during fiscal 2010 totaled $1,678,875, representing growth of 24% year-on-year. Revenue earned from this source is largely recurring in nature and remains relatively stable period to period.

Professional fees have shown an overall decrease of 59% or $224,059 during the year compared to fiscal 2009 from $378,118 to $154,059. This is primarily due to a number of one-off projects completed on behalf of a number of our customers during fiscal 2009. Professional fee revenue is non-recurring in nature and dependant on both the demand from our customers and also the availability of internal resources to allocate to this kind of work. While we continue to expect projects to arise and be taken on in future periods this type of revenue stream is not seen as core to our business and may fluctuate considerably from period to period.

Archive fees, which represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits, increased 76% year-on-year to $1,116,735. This continues the trend seen throughout fiscal 2009 and the earlier part of fiscal 2010. While the past twelve months has seen revenue from this source grow, our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue growth in this area could be curtailed should any of our customers stop providing their own customers with free storage solutions.

Operating profit and expenses

We recorded a profit from operations for the year ended September 30, 2010 of $1,979,302, representing an improvement of $3,881,598 compared to the same period last year and the first time in the Company's history that a profit has been achieved for the full fiscal year..

A comparison of operating results and non-operating events for the two years ended September 30th are set out in the table below.
Description	2010	2009
Profit (loss) from operations	$ 1,979,302	$ (1,902,296)
Other items	4,872,692	132,630
Net Profit (loss) under Canadian GAAP for the year	$ 6,851,994	$ (1,769,666)
Change in fair value of embedded foreign currency derivative related to warrants	-	22,531
Deferred tax benefit	841,541	-
Net profit (loss) under US GAAP for the year	$ 7,693,535	$ (1,747,135)
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(510,342)	(652,661)
Comprehensive loss for the year	$ 7,183,193	$ (2,399,796)

Expenses excluding non-cash items
Description	Twelve Months Ended September 30, 2010	Twelve Months Ended September 30, 2009	Change	% Change

Network delivery	$ 5,373,604	$ 6,617,907	$ (1,244,303)	(19)%
Software development	7,984,905	6,855,187	1,129,718	17%
General and administration	3,560,737	3,821,662	(260,925)	(7)%
Sales and marketing	849,011	1,024,378	(175,367)	(17)%
	17,768,257	18,319,134	(550,877)	(3)%

Share-based compensation	690,020	2,016,015	(1,325,995)	(66)%
Amortization	4,918,991	6,013,716	(1,094,725)	(18)%

Total	$ 23,377,268	$ 26,348,865	$ (2,971,597)	(11)%

Total expenses for fiscal 2010 are 11% less than fiscal 2009. Excluding non-cash expenditures of share-based compensation and amortization, controllable cash expenses fell by 3%.

For many years as the Company's platform was being built and many new customers being added, management was confident that the current business model would allow the Company to scale and effectively grow revenue without requiring additional costs of the same magnitude to be incurred. During the current fiscal year the Company has been able to demonstrate this as revenues have increased while controllable cash costs have remained relatively stable. Management believes the technology can be further leveraged in future periods, although a current increase in development headcount to work on a number of specific projects means that the overall cost base of the Company will unlikely show further year on year reductions for the foreseeable future. Should the Company suffer the loss of significant customers or change certain aspects of its current operations requiring additional development expenditures to be incurred, this relationship between revenues and costs may alter.

Network delivery costs decreased $1,244,303, or 19% year-on-year. 66% of this decrease was as a result of lowering the cost of providing the customer support function on behalf of our customers. Part of this reduction was achieved as a result of the successful transfer of a large portion of this work to a third party professional call centre operation which was started during the early part of fiscal 2009 and completed later on in that year. The remainder of the reduction came as a result of improvements made to customer sites during the past twelve months, including the improvement of workflows and the addition of more on-line 'self-serve' help content. Being able to decrease these support costs while maintaining high levels of customer service and simultaneously dealing with a 17% year-on-year volume increase was a major achievement for the Company and the result of a significant effort made during the past year by the various site design teams to improve the quality of our product and service offerings. The remaining decrease in network delivery costs came from slightly reduced direct costs of fulfillment and lab system installations as a result of changes in sales volumes in these areas period-on-period.

Software development expenses have increased $1,129,718 or 17% year-on-year. 83% of the increase was due to the addition of new development staff during the past twelve months who have been recruited to support the continued growth of our customers as well as to work on new initiatives the Company is pursuing, including the development of online business printing services and social stationery products. The remainder of the increase relates to costs of supporting an increased number of development staff. The Company continues to take steps to maintain or where possible, reduce costs and continues to use the services of short-term contractors on an as-needed basis wherever possible to deal with periods of additional workload. Outside of staffing costs, steps continue to be taken to control all other costs in this area, including travel, staff training and general costs of the department. Staffing requirements continue to be monitored on a regular basis with reference to upcoming projects for new and existing customers, ongoing commitments to maintain current service offerings for existing customers and new product development.

General and administration expenses have decreased by 7% to $3,560,737 year-on-year. Year on year increases in investor relation costs, travel and the decision at the beginning of the year to pay quarterly fees to non-executive members of the board for the first time have been offset partially by savings in accounting and legal fees, rent and office running costs. In addition, the fiscal 2009 costs included a one-time charge of approximately $209,000 relating to the expected unrecoverable lease costs of our former Guildford, United Kingdom office location. In addition, approximately $79,000 in accretion expense has been booked during the current year relating to the payments made over a twelve month period to the prior owners of WorksMedia to acquire the business.

Over the past twelve months the Company has worked to reduce overhead costs significantly and undertook some difficult restructuring actions in the UK. These restructuring plans were completed during the earlier part of the year and the Company was able to negotiate a full release from its obligations under the property lease relating to its Guildford, United Kingdom offices. As part of this release, a payment of approximately $96,000 was made to the landlord. These costs had been anticipated during the previous fiscal year and included in the one-off charge of approximately $209,000 resulting in no adverse impact on the current year's results. Changes in the current strategy of the Company or the continued large-scale growth of the business could however result in administrative costs to increase in future periods.

Sales and marketing expenses decreased by 17% to $849,011 year-on-year as a result of cost saving measures implemented across the department with the aim of operating more efficiently. As a result, savings were achieved in travel, communication and employee related costs whilst for most of the year maintaining the same headcount and level of customer interaction that was in place during the latter part of fiscal 2009. In addition, the Company was able to reduce significantly the cost of attending the annual Photo Marketing Association trade show during the current year. This event is the main trade show attended by the Company each year in North America and has historically fallen during either February or March. A small increase was seen in headcount numbers in this area towards the end of the year as the Company strengthened both its sales team and also added further internal marketing resources who will work closely with the Company's retail partners in order to help them improve their strategic marketing plans. As a result of these increases in headcount there will be a corresponding increase in expenditures in this area in future periods.

Share-based compensation costs, representing both the cost of the company's stock options that are issued to employees, directors and consultants of the company and compensation expense associated with shares issued as part of the acquisition of WorksMedia, have decreased year-on-year by 66% to $690,020. This is primarily as a result of the expense associated with the large tranche of stock options that were issued to staff during March 2008 ceasing at the beginning of the fiscal year as all of these options are now fully vested.

Amortization decreased by 18% year-on-year to $4,918,991. The amortization charge for the year is in line with that seen throughout the earlier part of the year and primarily relates to a mixture of both the amortization of intangible assets acquired during the Pixology and WorksMedia acquisitions as well as items of property and equipment. The final amortization associated with the Company's 2007 acquisition of Pixology was expensed during the third quarter of fiscal 2010.

Other income and expenses

During the year ended September 30, 2010, the Company recorded a realized foreign exchange loss of $119,561 and unrealized gains of $304,331. The unrealized gain arose primarily as a result of the translation of inter-company balances between the UK subsidiaries and the Canadian parent, whilst the realized loss arose primarily as a result of unfavorable changes in Canadian dollar exchange rates relative to the US dollar between the time sales invoices were raised and the receipt of funds. Year-on-year, the Canadian dollar strengthened by approximately 12% relative to the United States dollar.

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

A comparison of operating results and non-operating events for the two years ended September 30th are set out in the table below.
Description	2009	2008
Loss from operations	$ (1,902,296)	$ (9,240,145)
Other items	132,630	523,119
Net loss under Canadian GAAP for the year	$ (1,769,666)	$ (8,717,026)
Change in fair value of embedded foreign currency derivative related to warrants	22,531	4,671,206
Net loss under US GAAP for the year	$ (1,747,135)	$ (4,045,820)
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(652,661)	(346,964)
Comprehensive loss for the year	$ (2,399,796)	$ (4,392,784)

Expenses excluding non-cash items
Description	Twelve Months Ended 2009	Twelve Months Ended 2008	Change	% Change

Network delivery	$ 6,617,907	$ 7,364,982	$ (747,075)	(10)%
Software development	6,855,187	6,379,553	475,634	7%
General and administration	3,821,662	3,689,489	132,173	4%
Sales and marketing	1,024,378	998,574	25,804	3%
	18,319,134	18,432,598	(113,464)	(1)%

Share-based compensation	2,016,015	1,511,504	504,511	33%
Amortization	6,013,716	5,259,053	754,663	14%

Total	$ 26,348,865	$ 25,203,155	$ 1,145,710	5%

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

B. Liquidity and Capital Resources

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations as they fall due.  The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities.   The Company does not have any credit facilities in place to help manage its liquidity position and therefore its liquidity is dependent on its overall volume of business activity and its ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

During the year ended September 30, 2010, the Company generated positive cash flow from operations of $4,489,338 and eliminated its working capital deficit that existed at September 30, 2009. At September 30, 2010, the Company had positive working capital of $5,248,893, compared to negative working capital of $1,129,741 at September 30, 2009.  During the same period, the Company's cash position increased from $4,237,284 to $4,690,355 as a result of strong operating results and careful management of working capital. In addition, during the year, the company repaid it short-term loan of just under $1 million and completed making the payments required to the previous owners of WorksMedia under the terms of the share purchase agreement which totalled approximately $938,000.

The Company's liquidity position may fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year.  The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year.  As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments.  Management monitors its cash balances and projections on a weekly and monthly basis.   The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables. The Company manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in its credit risk note.  As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable.  However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, its working capital position could periodically decrease depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

In prior years the Company purchased a number of items of property and equipment using a finance lease. At September 30, 2010, the Company has an outstanding obligation under this lease of $107,964, all of which is payable within twelve months. The Company is making these payments out of cash flows generated from operations.

During the year ended September 30, 2010, the Company repaid its loan payable, including interest accrued, of $937,548.

The Company's activities are being funded out of its operating cash flow.  As a result of generating positive results during the year ending September 30, 2010 the Company has been able to eliminate its working capital deficit, however if positive results are not continued in future periods there is a risk that the Company would not be able to meet all of its contractual commitments when due.

C. Software development, patents and licenses, etc.

During the fiscal year ended September 30, 2010 we expended $7,985,058 (2009 - $6,855,188; 2008 - $6,379,553) on software development related to our Network and kiosk software.

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

During the year ended September 30, 2010, the Company received notice from a former customer that a possible patent infringement had been brought to their attention regarding software which in previous years had been sold by one of our subsidiaries and which is unrelated to the PNI Platform and to the Company's kiosk software. During the quarter ended December 31, 2010, the Company received notice from its former customer that a settlement had been reached between it and the entity that had been making the claims of patent infringement. As a result, the Company's former customer requested that the Company pay a portion of the settlement amount under an indemnification clause included in the contract that was in place during the previous relationship. After considering all of the available facts, including the expected legal costs of disputing the matter, the Company agreed to pay a contribution of the settlement charge, up to a maximum amount of US$100,000. Subsequent to the period end, the Company continues to negotiate the final allocation of the settlement charge with the former customer and expects to conclude its discussions prior to the end of the three month period ended March 31, 2011. Included in these consolidated financial statements is an accrual of US$80,000 representing the Company's best estimate of the amount that it will be required to pay out.

During the three month period ended December 31, 2010, the Company received notice from a customer that a claim had been brought against them from a United States based entity (the "entity"), alleging that certain services offered by the Company's customer infringed on a patent licenced by the entity. A portion of the services that are alleged to be in breach of this patent are provided by the Company. The Company's customer has requested that the Company indemnify them from any damages resulting from this claim. To date, the Company has only been provided with limited information regarding this potential infringement and as a result is still investigating the matter to determine its potential impact. No adjustment has been made in the financial statements as a result of this matter.

D. Trend Information

In recent times, the photo industry has undergone significant changes as a result of improvements in technology. Three major trends have been reshaping the landscape. This first was the emergence of the digital camera as a replacement for film cameras and photo film. The second is the ongoing deployment and consumer acceptance of digital cameras in mobile phones. The third is the deployment by retailers of digital printing equipment to enable them to make digital images from traditional images captured on film and to make prints and creative photo gift products from digital images. As the industry adapts to the technological advancements forcing new ways of business to be conducted, the opportunity exists for the emergence of new players to provide the products and services to make retailers with photofinishing operations successful. A fourth factor outside of the photo industry per se that is also affecting the digital photography landscape has been the increased prevalence of broadband Internet access at home for consumers.

The use of digital cameras is increasing and management believes that the popularity of the digital camera will continue to grow as the cost of such cameras continue to decrease and the availability of photographic quality digital print services increases, at retail, online, and at home. An estimated 55% of US households owned a digital camera by 2005, and this is expected to continue to grow to 81% by 2010.20 The use of digital cameras has increased dramatically (not only in North America, but worldwide) since their introduction in the mid 1990's.There is no demographic which digital cameras are exclusive to, especially in light of constantly falling prices the last several years, nor is there a prohibitive degree of technological sophistication required to operate these cameras. The average price paid for a digital camera has fallen from $315 in 2004 to $303 in 2005, and continues to fall.21

Photofinishing retailers originally viewed digital camera penetration as threatening their future. Film processing volume has been falling steadily the last years globally. In the U.S. alone, sales have fallen from 671 million rolls in 2003, to 571 million rolls in 2004, to 480 million in 2005 and an estimated 369 million in 2006 (a total drop of some 45% in that period). Commensurately, processing revenue has fallen in the same period from $5.39 billion in 2003 to an estimated $2.98 billion in 2006, a similar 44.7% drop.22 As consumers have switched their picture-taking activity from film to digital, one of the greatest challenges has been making them aware of the options for printing their digital pictures. The effect of digital cameras to date and future projections indicate that digital will have an additive effect on the growth of picture taking overall, especially as the cost to shoot a digital image is nothing as compared to the cost of developing photo film.

In 2003, 56 Billion digital photo exposures were taken worldwide, with growth to 144 Billion in 2005 and an estimated 312 Billion by 2008.23 The number of captured digital images in the USA (not including camera phones) has grown from 7.8 Billion in 2003, 12.9 Billion in 2004, 17.1 Billion in 2005, and an estimated 21.7 Billion in 2006. At the same time, the number of digital prints made by all methods has grown from 1.5 Billion (19.2% of total captured) in 2003, 3.1 Billion (24% of total) in 2004, 4.5 Billion (26.3% of total) in 2005, and an estimated 6.4 Billion (29.4% of total) in 2006. Film and digital cameras combined produced 14% fewer prints between 2000 and 2005 including retail, online, and home alternatives. Including prints made at home, the total value of printing was higher at $6.81 Billion in 2005 than the $6.23 Billion in 2000.24

___________________________
20 InfoTrends - 2005 Report
21 PMA Marketing Research: Photo Industry 2006 Review and Forecast / NPD Techworld
22 All figures here taken from PMAI / PMA Marketing Research: Photo Industry 2006
23 Hewlett Packard (HP) as from your previous writing
24 PMA Marketing Research: Photo Industry 2006 Review and Forecast

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

We continue to see a significant organic increase in the usage from our existing customers' connected to our PNI Digital Media Platform, however due to additional factors that have to be taken into account, including but not limited to currency fluctuations, product mix and the number of prints made from images uploaded through one of our retail customer's sites, the Company's results may not always mirror the overall transaction level growth seen within the wider industry.

Data Sources: PMAI / PMA, InfoTrends, Hewlett Packard (HP)

E. Off-Balance Sheet Arrangements

Not Applicable

F. Tabular Disclosure of Contractual Obligations
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Property leases	1,009,631	263,382	526,764	219,485	-
Other service agreements	2,383,044	1,188,125	1,194,919	-	-
Capital leases	107,964	107,964	-	-	-
	3,500,639	1,559,471	1,721,683	219,485	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names, residences, ages, positions with us, principal occupations within the last five years and beneficial ownership of our securities of each of our directors and executive officers as at February 28, 2010 are as follows. All Directors serve until the next Annual General Meeting of our Shareholders.

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)(5)	Percentage of Outstanding Shares(6)
Peter Fitzgerald (1)(2) ~~-~~ Herts, United Kingdom Director (July 31, 2001 - present)	62	March 3, 2005 - September 30, 2008: President & CEO of the Company	1,773,451 Common Shares(7)	5%
Peter Scarth (1)(2) ~~-~~ West Vancouver, BC, Canada Director (Oct 10, 2000 to present)	65	August 1, 2002 - October 4, 2004: President & CEO of the Company March 2001- February 3, 2004: Chairman of the Company. a	835,462 Common Shares(8)	2%
Cory Kent~~(3)~~(3) Vancouver, BC, Canada Director (March 10, 1999 - Present)	41	February 2003 to Present: Lawyer at McMillan LLP (formerly Lang Michener LLP)	227,778 Common Shares(9)	1%
Thomas Nielsen (1) (2) Seattle, WA, USA Director (June 23, 2005 - present)	40	November 2009 to present: VP Marketing, Product Management & Business Strategy, Digital Imaging Products, Adobe Systems; October 2004 - November 2009: Director of Engineering, Adobe Systems; and	161,278 Common Shares(10)	0.4%
Scott Brownstein-(2)(3) Florida, USA Director (September 15, 2008 to May 14, 2010)	61	Present - Businessman Brownstein & McCabe Associates; December 2000 to May 2006 - FujiFilm eSystems SVP & CTO		-
Robert Chisholm(1) Vancouver, BC, Canada Director (April 27, 2009 to present)	48	April 2009 - Present: Partner Emprise Capital Corp.; Nov. 2001 - March 2009: Chief Financial Officer of PNI Digital Media Inc.;=	227,778 Common Shares	1%
Lawrence Lerner(3) Illinois, USA Director (March 10, 2010 to present	46	November 2007 to Present - Businessman UST Global; August 2007 to October 2007 Director Acquity Group; December 2002 to August 2007 Sr. Manager for Cognizant	37,778 Common Shares(12)	0%
Kyle Hall(3) Vancouver, BC, Canada Director (March 25, 2009 to present)	45	October 1, 2008 to Present: Chief Executive Officer ;March 13, 2003 - October 4, 2004: Corporate Secretary of the Company; June 5, 2002 to September 30, 2008: Executive Vice President, Business Development of the Company;	290,140 Common Shares(13)	1%

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(4)(5)	Percentage of Outstanding Shares(6)
Aaron Rallo Vancouver, BC, Canada Director (March 25, 2009 to present)	38	October 1, 2008 to Present: President & COO; November 2004 - September 30, 2008: Chief Technology Officer of the Company; March 2003 to May 2004: Senior Program Manager of Digital Imaging Devices for Microsoft Corporation;	235,920 Common Shares(14)	1%
Simon Bodymore North Vancouver, BC	35	March 2009 - Present: CFO; December 17 to March 2009 - VP of Finance of the Company; January 2008 to December 16 - Director of Finance of the Company; November 2000 to December 2007 - Senior Manager of PricewaterhouseCoopers LLP	82,444 Common Shares(15)	0%
Patricia Spice Vancouver, BC, Canada	63	December 1995 - Present: Executive Assistant, PNI Digital Media Inc. October 4, 2004 to present: Corporate Secretary of the Company	62,100 Common Shares	0%
Chris Tivel Vancouver, BC, Canada	40	March 26, 2009 to Present - Chief Technology Officer August 2007 - March 26, 2009: VP Product Development, of the Company	121,474 Common Shares(16)	0%
Susan Page New Jersey, USA	40	July 2007 to Present - EVP Sales & Marketing of the Company; June 2005 - July 2007 - Pixology Inc. - VP US Sales;	66,888(17)	0.0%
Karl Oertel Surrey, UK	43	July 2007 to Present - VP UK Operations of the Company; August 2006 - July 2007 - Pixology Ltd. VP UK Operations; July 1997 - August 2006 - ITEBA Ltd. - Operations Manager	7,100	0%
Harley Ware Vancouver, BC, Canada	42	November 13, 2009 - Present - EVP In-Store Retail Systems March 11, 2009 - November 13, 2009 - Managing Director Europe	381,166(18)	1%

(1)   Member of the Audit Committee.

(2)   Member of the Compensation Committee.

(3)   Member of the Corporate Governance Committee.

(4)   Information regarding shares beneficially owned or controlled is as of December 31, 2010 and has been furnished by the respective individuals. As such, we assume no responsibility for its accuracy or completeness. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. We believe that the beneficial owners of shares of our common shares listed above, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(5)   On November 2, 2006, we implemented a consolidation of our common shares on a one-new-common-share-for-10-old-common-shares basis. The number of shares disclosed as being beneficially owned or controlled by the named persons are shown on a post-consolidation basis.

(6)   Based on 34,007,083 common shares issued and outstanding as of February 28, 2011

(7)   Includes 2,778 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(8)   Includes 2,778 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(9)   Includes 2,778 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(10)   Consists of 2,778 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(11) Consists of 2,778 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(12)   Includes 2,778 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(13)   Includes 11,110 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(14)   Includes 7,334 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(15)   Includes 4,444 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(16) Includes 4,444 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(17) Includes 5,388 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(18) Includes 6,166 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

*     Denotes beneficial ownership of less than 1% of the issued and outstanding common shares of our Company.

B. Compensation

During the fiscal year ended September 30, 2010, the aggregate amount of compensation paid by us and our subsidiaries to all directors and officers as a group for services in all capacities was $1,966,025. Of such amount, $385,000 was paid or accrued under a described bonus plan.

Our Company may grant, pursuant to the policies of the TSX Venture Exchange, stock options to directors, officers and employees of, and consultants to, our Company or a subsidiary of our Company, or to employees of a company providing management services to our Company or any of our subsidiaries. We have adopted a stock option plan that is more fully described in Item 6.E of this annual report.

During the fiscal year ended September 30, 2010, neither us nor our subsidiaries set aside or accrued any amount to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by us or our subsidiaries. The term "plan" includes all plans, contracts, authorizations or arrangements, whether or not set forth in any formal document.

The following table sets out all compensation paid to our Chief Executive Officer and our four most highly compensated executive officers other than the Chief Executive Officer during the fiscal periods indicated.

		Annual Compensation			Long Term Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Common Shares Under- Lying Options Granted (Number)
Kyle Hall (1) CEO	2010 2009 2008	256,250 235,417 189,583	125,000 10,000 25,000	Nil Nil Nil	- 50,000 75,000
Aaron Rallo President(2)	2010 2009 2008	225,082 225,299 201,277	112,500 10,000 25,000	Nil Nil Nil	- 50,000 75,000
Simon Bodymore(3) CFO	2010 2009 2008	181,250 161,250 85,923	87,500 - -	Nil Nil Nil	- 25,000 50,000
Chris Tivel VP, Product Development (4)	2010 2009 2008	175,000 172,542 145,500	10,000 17,500 29,100	- - Nil	- - 75,000
Harley Ware, EVP, In-Store Retail Systems (5)	2010 2009 2008	194,693 98,995 -	50,000 - -	Nil Nil Nil	- - 25,000

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

(5)   On March 11, 2009 upon the acquisition of WorksMedia Ltd., Harley Ware joined the PNI Digital Media group and was appointed Managing Director - Europe. On November 13, 2010, Mr. Ware took on the role of EVP In-Store Retail Systems.

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

The Audit Committee consists of four directors. This committee is responsible for all relationships between our independent external auditor, including the approval of all work and related fees and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor. This Committee also oversees and establishes procedures concerning our systems of internal accounting and auditing controls. This committee consists of Robert Chisholm (Chairman), Peter Scarth, Peter Fitzgerald and Thomas Nielsen.

The Compensation Committee consists of three directors. This committee is responsible for recommending salary levels and granting of options for our executive officers. This committee consists of Peter Fitzgerald (Chairman), Peter Scarth, and Thomas Nielsen.

The Corporate Governance Committee consists of three directors. This committee is responsible for corporate governance. This committee consists of , Cory Kent (Chairman), Kyle Hall and Lawrence Lerner.

D. Employees

We currently have one hundred fifteen (115) permanent full-time employees, two (2) permanent part-time employees and eight (8) consultants we retain for regular engagements. None of our staff are unionized.

We currently have the following staffing in our Vancouver office:

Executive Officers	6
Operations	10
Finance/Administration	7, includes 3 executive officers.
Technology and Applications	85, includes 3 executive officers.
Sales, and Business Development	3

We currently have the following staffing in our Southampton, UK office:

Executive Officers	1
Operations	2
Finance/Administration	2
Technology and Applications	4, includes 1 executive officer.
Sales, and Business Development	1

We currently have the following staffing in our New Jersey office:

Sales, and Business Development	1, includes 1 executive officer.

E. Share Ownership

As disclosed in Item 6.A, each of our current directors and executive officers has reported to us the number of common shares he or she beneficially owned in our Company as of February 28, 2011. To determine beneficial ownership for these purposes, each director or executive officer is deemed to be the beneficial owner of securities over which he or she exercises voting or investment power; and of securities that he or she has the right to acquire within sixty days, pursuant to such events as the exercise of a stock option, warrant or right, or through the conversion of a security, or through the power to revoke a trust or the automatic termination of a trust. Based on the information provided by our directors and executive officers, they as a group beneficially owned a total of 4,510,757 common shares (including an aggregate of 55,554 common shares that are reserved for issuance pursuant to stock options that are all exercisable within sixty days).

As of February 28, 2011, options to purchase an aggregate of 2,372,999 common shares had been granted and were outstanding, as follows:

Number of Common Shares	Exercise Price Per Common Share	Expiration Date
301,776 669,723 307,500 4,000 200,000 365,000 25,000 500,000	$1.25 $2.32 $3.35 $3.65 $2.00 $1.48 $1.50 $1.55	March 5, 2011 December 11, 2011 March 11, 2013 April 14, 2013 March 10, 2014 March 25, 2014 August 6, 2014 October 4, 2015

In addition, 306,600 Restricted Stock Units had been issued to members of staff, Officers and Directors with an expiry date of October 4, 2013.

As of February 28, 2011, a total of 1,831,000 common shares were subject to options held by our directors and executive officers as a group. The following table sets forth particulars of the options held by each of our directors and executive officers:
Name	Grant Date	Exercise Price	Expiration Date	Total Number of Options
Peter Fitzgerald Director, Chairman	March 5, 2006 December 11, 2006 March 25, 2009 October 4, 2010	$1.25 $2.32 $1.48 $1.55	March 5, 2011 December 11, 2011 March 25, 2014 October 4, 2015	35,000 35,000 50,000 25,000

Name	Grant Date	Exercise Price	Expiration Date	Total Number of Options
Peter Scarth Director	March 5, 2006 December 11, 2006 March 25, 2009 October 4, 2010	$1.25 $2.32 $1.48 $1.55	March 5, 2011 December 11, 2011 March 25, 2014 October 4, 2010	35,000 100,000 50,000 25,000
Cory Kent Director	March 5, 2006 December 11, 2006 March 25, 2009 October 4, 2010	$1.25 $2.32 $3.35 $1.48 $1.55	March 5, 2011 December 11, 2011 March 25, 2014 October 4, 2015	35,000 100,000 50,000 25,000
Thomas Nielsen Director	March 5, 2006 December 11, 2006 March 25, 2009 October 4, 2010	$1.25 $2.32 $1.48 $1.55	March 5, 2011 December 11, 2011 March 25, 2014 October 4, 2015	35,000 35,000 50,000 25,000
Robert Chisholm Director	March 5, 2006 December 11, 2006 March 11, 2008 October 4, 2010	$1.25 $2.32 $1.48 $1.55	March 5, 2011 December 11, 2011 March 11, 2013 October 4, 2015	50,000 75,000 50,000 (1) 25,000
Lawrence Lerner Director	October 4, 2010	$1.55	October 4, 2015	25,000
Kyle Hall Director & Chief Executive Officer	March 5, 2006 December 11, 2006 March 25, 2009 October 4, 2010	$1.25 $2.32 $1.48 $1.55	March 5, 2011 December 11, 2011 March 25, 2014 October 4, 2015	50,000 75,000 50,000 100,000
Aaron Rallo Director, President & Chief Operating Officer	March 5, 2006 December 11, 2006 March 25, 2009 October 4, 2010	$1.25 $2.32 $1.48 $1.55	March 5, 2011 December 11, 2011 March 25, 2014 October 4, 2015	3,000 75,000 50,000 66,000
Simon Bodymore Chief Financial Officer	March 25, 2009 October 4, 2010	$1.48 $1.55	March 25, 2014 October 4, 2010	25,000 40,000
Patricia Spice Corporate Secretary	March 5, 2006 December 11, 2006 March 25, 2009	$1.25 $2.32 $1.48	March 5, 2011 December 11, 2011 March 25, 2014	15,000 25,000 15,000
Chris Tivel Chief Technology Officer	March 5, 2006 December 11, 2006 October 4, 2010	$1.25 $2.32 $1.55	March 5, 2011 December 11, 2011 October 4, 2015	13,500 50,000 40,000
Susan Page EVP Sales & Marketing	October 4, 2010	$1.55	October 4, 2015	48,500
Harley Ware, EVP In-Store Retail Systems	March 10, 2009 October 4, 2010	$2.00 $1.55	March 10, 2014 October 4, 2015	100,000 55,000

(1) - During the year ended September 30, 2009, the exercise price of 50,000 options previously granted to Robert Chisholm on March 11, 2008 was amended from $3.35 to $1.48

As of February 28, 2011, a total of 74,200 Restricted Share Units ("RSU's") were held by our non-executive directors and executive officers as a group. The following table sets forth particulars of the RSU's held by each of our directors and executive officers:

Name	Grant Date	Grant Price	Expiration Date	Total Number of Restricted Shares Units
Peter Fitzgerald Director	Oct. 4, 2010	$1.55	Oct. 4, 2013	10,000
Peter Scarth Director	Oct. 4, 2010	$1.55	Oct. 4, 2013	10,000
Cory Kent Director	Oct. 4, 2010	$1.55	Oct. 4, 2013	10,000
Thomas Nielsen Director	Oct. 4, 2010	$1.55	Oct. 4, 2013	10,000
Robert Chisholm Director	Oct. 4, 2010	$1.55	Oct. 4, 2013	10,000
Lawrence Lerner Director	Oct. 4, 2010	$1.55	Oct. 4, 2013	10,000
Karl Oertel VP UK Operations	Oct. 4, 2010	$1.55	Oct. 4, 2013	7,100
Patricia Spice Corporate Secretary	Oct. 4, 2010	$1.55	Oct. 4, 2013	7,100

As of February 28, 2011, a total of 100,000 Performance Share Units ("PSU's") were held by our executive officers as a group. The following table sets forth particulars of the PSU's held by each of the executive officers:

Name	Grant Date	Grant Price	Expiration Date	Total Number of Performance Share Units
Kyle Hall Chief Executive Officer	Oct. 4,2010	$1.55	Oct. 4, 2013	21,000
Aaron Rallo President & Chief Operating Officer	Oct. 4,2010	$1.55	Oct. 4, 2013	20,000
Harley Ware EVP In-Store Retail Systems	Oct. 4,2010	$1.55	Oct. 4, 2013	20,000
Chris Tivel Chief Tehnical Officer	Oct. 4,2010	$1.55	Oct. 4, 2013	13,000
Sue Page EVP Sales & Marketing	Oct. 4,2010	$1.55	Oct. 4, 2013	13.000
Simon Bodymore Chief Financial Officer	Oct. 4,2010	$1.55	Oct. 4, 2013	13.000

Stock Option Plan

Our Company initially adopted a stock option plan in 1997. At our Company's annual general meeting held on March 10, 2004, our shareholders approved an increase in the number of common shares reserved for issuance under the plan to 18,000,000 common shares (as so amended, the "2004 Plan").

At our Company's annual general meeting held on March 6, 2006, our shareholders approved a stock option plan (the "2006 Plan") which provides for a "rolling" number of underlying shares rather than a "fixed" number of shares. Specifically, the 2006 Plan provides that the maximum number of common shares reserved for issuance upon exercise of any options granted under the 2006 Plan shall be equal to 10% of the issued and outstanding common shares of our Company at the time the options are granted, less the number of shares reserved for issuance under any outstanding options. This will mean that there can never be more than 10% of our Company's issued and outstanding common shares reserved for issuance under the 2006 Plan at any point in time. The 2006 Plan was amended by shareholders at the annual general meetings held on March 6, 2007 March 25, 2009 and March 10, 2010.

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

(d)         the minimum exercise price of an option granted under the 2006 Plan must not be less than the Discounted Market Price (as defined in the policies of the TSXV);

(e)         no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of our Company in any one year period; and

(f)         as indicated above, outstanding stock options granted under the 2004 Plan are now deemed to have been granted under the 2006 Plan and will be subject to the terms and conditions of the 2006 Plan, as amended.

Restricted Share Unit Plan

At our Company's Annual General Meeting held on March 10, 2010, the Shareholders approved a Restricted Share Unit Plan, with the purpose of the plan to attract and retain highly qualified officers, directors, key employees and consultants, to motivate such officers, directors, key employees and consultants to serve the Company and to encourage the continued employment and service of, and maximum efforts by, officers, key employees and directors of the Company by offering those persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.

A restricted share unit (RSU) is a right granted to a unit holder to receive on common share of the Company. The RSU's vest over a three (3) year period from the award grant date (1/3 upon the first anniversary of the grant, 1/3 upon the second anniversary of grant and 1/3 upon the third anniversary of grant). In addition, the RSU's awarded to executive officers will be subject to performance requirements. The RSU will be terminated to the extent the performance objectives are not met.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of our directors and senior officers, as of February 28, 2011, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over 5% or more of our outstanding common shares, except as noted below. Our directors and officers, as a group, control us by reason of their positions with us and their ownership of common shares and common share options. As a group, they beneficially own, directly or indirectly, 4,510,757 common shares, representing about 13% of our presently issued and outstanding common shares (including an aggregate of 55,554 common shares that are reserved for issuance pursuant to stock options that are all exercisable within sixty days).

Pursuant to the policies of the TSX Venture Exchange, where an issuance of securities may result in the creation of a new control person of an issuer (which is a person holding greater than 20% of the outstanding securities of an issuer is deemed to be), the issuance must be approved by the disinterested shareholders of the company. To the knowledge of our directors and senior officers, as of December 31, 2010 no person or corporation owned or had the intent of acquiring 20%or greater of our securities.

Peter Fitzgerald is our Chairman and is a significant shareholder and investor in us. Currently, Mr. Fitzgerald owns 1,770,673 of our common shares or 5% of our outstanding common shares. Mr. Fitzgerald also holds 2,778 common share options that are all exercisable within sixty days and if he were to exercise all of these options and assuming no other common shares of us are issued prior to such exercise, Mr. Fitzgerald could own 1,773,451 of our common shares, representing 5% of our then outstanding securities, as of February 28, 2011.

As of February 28, 2011, our shareholders' register listed approximately 71 registered shareholders holding an aggregate of 34,007,083 common shares. A total of 29 of these registered shareholders were shown to be residents of Canada, owning 25,720,973 shares representing 75.6% of our issued and outstanding common shares. A total of 26 of these registered shareholders were shown to be residents of the United States, owning 7,491,530 shares representing 22.03% of our issued and outstanding common shares.

B. Related Party Transactions

During the year ended September 30, 2008, the Company advanced loans to officers of the Company in the amount of $68,000 with interest payable at a rate of 7% per annum. Included in accounts receivable at September 30, 2009 was $19,320, comprising an amount of $17,000 representing a portion of the principal which remains outstanding and $2,320 representing interest accrued on that principal. During the year ended September 30, 2010, the Company received full payment of the principal and accrued interest owing from the loan in the amount of $19,792. Interest income of $472 (2009 - $1,306) was earned on these loan balances during the year ended September 30, 2010.

During the year-ended September 30, 2008, the Company was provided with an unsecured loan from a Director and Officer totalling L 500,000. The loan, which was denominated in Sterling bore interest at a rate equal to the Bank of England base rate, plus 3.75% and fell due for repayment no later than May 31, 2010. In October, 2009 the Company repaid the principal and all accrued interest of this loan, totalling $937,548.

During the year ended September 30, 2010, the Company incurred legal fees of $83,203 (2009 - $130,287) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at September 30, 2010 included $4,968 (2008 - $23,217) related to these services.

During the year ended September 30, 2010, the Company incurred consulting fees for services performed by two directors of the Company totalling $6,608 (2009: $122,059). At September 30, 2010, no amounts were due to directors in relation to consulting services performed (2009: $38,288).

During the year ended September 30, 2010, the Company incurred consulting fees of $18,432 (2009: $nil) for services provided by a company of which a Director and Officer of the Company controls. Accounts payable and accrued liabilities at September 30, 2010 included $4,993 (2009: $nil) related to these services.

During the year ended September 30, 2010, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $41,740 (2009: $52,398) and website services of $6,920 with a company of which a director of the Company is Chairman and Chief Executive Officer. Accounts payable and accrued liabilities at September 30, 2010 included $7,128 (2009: $18,262) related to these services. The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

The Company shares its UK premises with another company of which an Officer is a majority shareholder. During the year ended September 30, 2010, the Company was recharged its proportional share of office running costs totalling $192,395 (2009: $128,819) by this related party. In addition, during the year ended September 30, 2010, the Company used the software development services of this company, incurring costs of $95,398 (2009: $20,660) and carried out professional development work totalling $nil (2009: $18,255) on behalf of this company. At September 30, 2010, accounts payable included $25,118 (2009: $119,076) and accounts receivable $nil (2009: $19,887) due to and from this company respectively.

During the year ended September 30, 2010, the Company utilized the services of an Officers' family member on a contract basis, incurring fees of $28,326 (2009: $22,404). At September 30, 2010, $nil (2009: $3,656) was included in accounts payable related to these fees.

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

During the year ended September 30, 2010, the Company received notice from a former customer that a possible patent infringement had been brought to their attention regarding software which in previous years had been sold by one of our subsidiaries and which is unrelated to the PNI Platform and to the Company's kiosk software. To date, the Company has only been provided with limited information regarding this potential infringement and as a result is still investigating the matter in order to determine its potential impact. No adjustment has been made in our September 30, 2010 financial statements as a result of this matter.

B. Significant Changes

Since the date of the audited consolidated financial statements, there have been no significant changes other than as detailed, if applicable, in Liquidity and Capital Resources in Item 5.B and in Business Overview in Item 4.B.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9A(4) and Item 9C.

A. (4). Price History

Market and Trading Prices

Our common shares are listed and posted for trading on the TSX Venture Exchange, commonly called the TSX-V, under the trading symbol "PN". Our shares were first listing for trading on the Montreal Exchange ("ME"), in Montreal, Quebec, Canada, which merged with the Canadian Venture Exchange ("CDNX") in September 2001 and effective October 1, 2001 we began trading on the CDNX. Subsequently the CDNX was acquired by the TSX in 2002 and on April 1, 2002 we were listed for trading on the TSX-V. The following table sets forth the reported high and low sale prices of our common shares as reported by the TSX-V for the periods indicated.

		Sales Prices (CAN$)
		High	Low
Common Shares
Annual Data	2010	1.95	1.30
	2009	2.29	1.00
	2008	4.50	1.90
	2007	5.77	2.31
	2006	3.75	0.95
	2005	1.90	0.70

Quarterly data	2010
	September 30, 2010	1.61	1.30
	June 30, 2010	1.82	1.52
	March 31, 2010	1.81	1.56
	December 31 2009	1.95	1.6

	2009
	September 30, 2009	2.02	1.40
	June 30, 2009	1.82	1.45
	March 31, 2009	2.00	1.44
	December 31 2008	2.29	1.00

Monthly data	February 2011	1.65	1.40
	January 2011	1.60	1.49
	December 2010	1.76	1.56
	November 2010	1.80	1.53
	October 2010	1.62	1.50
	September 2010	1.61	1.30

Our common shares are also listed on the OTC Bulletin Board in the United States under the trading symbol PNDMF, however, we do not presently have an active market maker in the United States. The following table sets forth the high and low sales prices for the common shares on the OTC BB the periods indicated.

		Sales Prices (US$)
		High	Low
Common Shares
Annual Data	2010	1.87	1.28
	2009	2.05	0.89
	2008	4.65	1.84
	2007	4.88	2.52
	2006	3.29	0.63
	2005	1.70	0.50

Quarterly Data	2010
	September 30 2010	1.57	1.28
	June 30 2010	1.83	1.45
	March 31 2010	1.70	1.55
	December 31, 2009	1.87	1.52

	2009
	September 30 2009	1.86	1.23
	June 30 2009	1.59	1.24
	March 31 2009	1.60	1.14
	December 31, 2008	2.05	0.89

Monthly data	February 2011	1.66	1.45
	January 2011	1.61	1.53
	December 2010	1.77	1.60
	November 2010	1.75	1.52
	October 2010	1.60	1.50
	September 2010	1.57	1.28

Our common share register indicates that 26 of our registered shareholders are residents of the United States, owning 7,491,530 shares representing 22.03% of our issued and outstanding common shares. We have no information and express no opinion regarding the identities, addresses or holdings of the beneficial owners of these securities.

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

5.   The Amended and Restated Services Agreement with Wal-Mart Canada Corp., dated January 31, 2008. This Agreement is for a period of two years, expiring January 31, 2010 (the "Term") and automatically renews for one year periods unless written notice is provided by one party to the other not less than thirty (30) days prior to the end of the Term or the then current renewal term.

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

7.   The Master Equipment Lease Agreement with Relational Funding Canada Corp., dated March 10, 2008. This Agreement is for a period of three years.

8.   The lease renewal and modification agreement for our executive offices located at Suites 580 & 590, 425 Carrall Street, Vancouver, British Columbia, Canada, dated June 11, 2009 and covers 6,602 square feet. The amendment comprises an extension to the original lease for the period August 1, 2009 to July 31, 2014. We lease the premises from a third party corporation. The monthly base rent is approximately $6,877.08.

9.   The lease agreement for our support offices located at Suite 100, 425 Carrall Street, Vancouver, British Columbia, Canada dated July 26, 2010. The lease comprises 4,705 square feet in an office building owned by a third party corporation. The lease term is from September 1, 2010 to July 31, 2014. The monthly base rent is approximately $5,195.10

10. The Share Purchase Agreement amongst PhotoChannel Networks Inc., as Purchaser and Vendors in relation to the sale and purchase of the whole of the issued share capital of WorksMedia Limited, dated February 25, 2009.

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

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom which generally have an investment grade rating of a minimum of A- and does not invest any significant deposits in any financial institutions with a rating below that investment grade. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $181,365 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $4,508,990 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom.  Credit risk from accounts receivable encompasses the default risk of retail customers. The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company. In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2010, three customers each account for 10% or more of total trade accounts receivable (2009 - four customers).

Financial assets past due

At September 30, 2010, the Company has a provision of $176,531 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At September 30, 2010
		Financial assets that are past due but not impaired
	Neither past due nor impaired	31 - 60 days	61 - 90 days	91 days +	Carrying value on the balance sheet $

Trade accounts receivable	3,520,349	136,997	982,557	609,371	5,249,274

The definition of items that are past due is determined by reference to terms agreed with individual customers.  Of the 91 days+ balance outstanding at September 30, 2010, 65% has been subsequently collected as at March 14, 2011.  None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At September 30, 2010, the Company had a provision for doubtful accounts of $176,531 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiaries.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.  The Company's objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice. As at September 30, 2010 the weighted average interest rate of all cash equivalent investments was nil (2009: nil).

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

At September 30, 2010, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $2,750,575, accounts receivable of $1,989,819 and accounts payable of $3,367,819 which were denominated in UK L . In addition, at September 30, 2010, the Company had cash and cash equivalents of $1,867,911, accounts receivable of $2,167,447 and accounts payable of $428,653 which were denominated in US$.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss for the period which a change in foreign exchange rates or interest rates during the year ended September 30, 2010 would have had.

This sensitivity analysis includes the following assumptions:

  Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

  Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net loss $

Change of +/- 10% in US$ foreign exchange rate	+/- 360,670
Change of +/- 10% in UK L foreign exchange rate	+/- 577,944

The above results arise primarily as a result of the Company having US$ and UK L denominated trade accounts receivable balances, trade accounts payable balances and bank account balances.

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this annual report, being September 30, 2010. This evaluation was carried out by the Company's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of September 30, 2010.

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

Management has assessed the effectiveness of our internal control over financial reporting as at September 30, 2010 using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that the Company maintained effective internal control over financial reporting as at September 30, 2010.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") being signed into law in the United States. Section 989G of the Dodd-Frank Act permanently exempts non-accelerated filers from filing auditor attestation reports over the effectiveness of the Company's internal controls in accordance with Section 404(b) of the Sarbanes Oxley Act of 2002. For the year ended September 30, 2010, the Company continues to meet the definition of a non-accelerated filer.

Changes In Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the Company's year ending September 30, 2010 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of the audit committee are Robert Chisholm (Chairman), Peter Scarth, Peter Fitzgerald and Thomas Nielsen.

Our Board of Directors has determined that Robert Chisholm and Peter Fitzgerald each qualify as a "financial expert", however, neither is independent according to the standards for audit committee member independence prescribed by the American Stock Exchange.

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

Robert Chisholm received his Bachelor of Business Administration from Saint Francis Xavier University in Nova Scotia in 1984 and holds a professional accounting designation from the Certified Management Accountants of Canada. Mr. Chisholm was the former Chief Financial Officer ("CFO") of the Company from 2001 to 2009 and currently acts as the CFO for a number of public and private companies.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.        Audit Fees

The aggregate fees billed by our auditors were CDN $275,000 and CDN$374,000 for the fiscal years ended 2010 and 2009, respectively.

B.        Audit-Related Fees

The aggregate fees billed by our auditors for audit-related fees were CDN$nil and CDN$22,000 for the fiscal years ended 2010 and 2009, respectively and related to review engagements carried out with regards to certain of our quarterly financial statements.

C.        Tax Fees

The aggregate fees billed by our auditors for tax fees were CDN$nil and CDN$9,000 for the fiscal years ended 2008 and 2007, respectively.

D.        All Other Fees

The aggregate fees billed by our auditors for other services were CDN$59,000 and CDN$nil for the fiscal years ended 2010 and 2009, respectively.

Pre-Approval of Services by the Independent Auditor

The Audit Committee is responsible for the pre-approval of audit and permitted non-audit services to be performed by the Company's independent auditor. The Audit Committee will, on an annual basis, consider and, if appropriate, approve the provision of audit and non-audit services by its auditor. Thereafter, the Audit Committee will, as necessary, consider and, if appropriate, approve the provision of additional audit and non-audit services by its auditor which are not encompassed by the Audit Committee's annual pre-approval and are not prohibited by law. The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve, on a case-by-case basis, non-audit services to be performed by the Company's auditors. The Audit Committee has approved all of the audit and permitted non-audit services performed by the Company's auditors in the year ended September 30, 2010.

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

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:
Exhibit Number	Description
1.1	Articles, as amended (5)
1.2	Notice of Articles, dated December 2, 2009 (5)
1.3	Notice of Change of Name, dated June 4, 2009 (5)
4.1	The Services and Software Agreement with CVS Pharmacy, Inc., dated February 1, 2006.* (2)
4.2	The Toronto Co-Located Hosting Agreement with TELUS Communications Inc., dated November 19, 2007. This agreement is for a 60 month period commencing January 15, 2008.*(3)
4.3	The Vancouver Co-Located Hosting Agreement with TELUS Communications Inc., dated November 20, 2007. This agreement is for a 34 month period commencing December 1, 2007.*(3)

Exhibit Number	Description
4.4

The Services Agreement between Pixology and ASDA Stores Limited is dated 28 September 2005 and continues in full force and effect until terminated by either party giving no less than three calendar month's notice in writing to the other, such notice to expire at any time on or after the first anniversary of the commencement date.*(3)

4.5	The Services Agreement with Sam's West Inc., dated January 23, 2008.*(4)
4.6	The Amended and Restated Services Agreement with Wal-Mart Canada Corp., dated January 31, 2008.*(4)
4.7	The Internet Photo Services Agreement with Costco Wholesale Corporation, dated April 29, 2008.*(4)
4.8	The Master Equipment Lease Agreement with Relational Funding Canada Corp., dated March 10, 2008.*(4)
4.9	The lease renewal and modification agreement for our executive offices in Canada with The Old BC Electric Building Corp., dated June 11, 2009.*(5)
4.10	The lease agreement for our support offices in Canada with The Old BC Electric Building Corp., dated July 26, 2010. (1)
4.11	The share purchase agreement amongst PhotoChannel Networks Inc., as Purchaser and Vendors in relation to the sale and purchase of the whole of the issued share capital of WorksMedia Limited. *(5)
12.1	Section 302(a) Certification of CEO.(1)
12.2	Section 302(a) Certification of CFO.(1)
13.1	Section 906 Certifications of CEO and CFO.(1)

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

(5)   Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2009, as filed with the SEC on March 17, 2010.

SIGNATURES

            The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: March 28, 2011	PNI DIGITAL MEDIA INC. (Registrant) By: "Thomas Kyle Hall" Thomas Kyle Hall Chief Executive Officer

PNI Digital Media Inc.

Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

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

Management has assessed the effectiveness of our internal control over financial reporting as of September 30, 2010 using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO" Report").

Based on our assessment and those criteria, management believes that PNI Digital Media Inc. maintained effective internal control over financial reporting as of September 30, 2010.

Kyle Hall Chief Executive Officer Vancouver, Canada December 9, 2010	Simon Bodymore Chief Financial Officer

PricewaterhouseCoopers LLP Chartered Accountant PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

December 9, 2010

To the Shareholders of PNI Digital Media Inc.

We have audited the consolidated balance sheets of PNI Digital Media Inc. as at September 30, 2010 and September 30, 2009 and the consolidated statements of earnings (loss) and comprehensive gain (loss), statements of deficit, shareholders' equity and statements of cash flow for each of the years in the three year period ended September 30, 2010. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2010 and September 30, 2009 and the results of its operations and its cash flows for each of the years in the three year period ended September 30,2010 in accordance with Canadian generally accepted accounting principles.

Signed "PricewaterhouseCoopers LLP"

Chartered Accountants

"PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

PNI Digital Media Inc.
Consolidated Balance Sheets
As at September 30, 2010 and 2009
(expressed in Canadian dollars)

	September 30, 2010	September 30, 2009

Assets

Current assets
Cash and cash equivalents	$ 4,690,355	$ 4,237,284
Accounts receivable (note 5)	5,302,865	4,855,114
Prepaid expenses and other current assets	541,026	312,687
Current portion of future income tax asset (note 11)	1,026,651	-

	11,560,897	9,405,085

Property and equipment (note 6)	5,230,829	6,174,920

Future income tax asset (note 11)	4,953,934	-

Intangible assets (note 7)	1,115,794	3,892,211

Goodwill (note 8)	658,904	1,664,759

	$ 23,520,358	$ 21,136,975

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	$ 5,471,878	$ 7,785,812
Purchase consideration payable (note 3)	-	869,803
Current portion of deferred revenue	613,081	410,088
Current portion of capital lease obligations (note 15)	107,964	490,072
Loan payable (note 16)	-	937,548
Asset retirement obligation (note 10)	-	41,503
Future income tax liability (note 11)	119,081	-

	6,312,004	10,534,826

Deferred revenue	78,876	195,059
Long-term portion of capital lease obligations (note 15)	-	38,500
Restructuring liability (note 4)	-	176,056
	6,390,880	10,944,441

Shareholders' Equity (note 12)

Share capital	$ 66,200,215	$ 66,017,456
Contributed surplus	18,933,619	18,521,086
	85,133,834	84,538,542

Deficit	(65,684,820)	(72,536,814)

Accumulated other comprehensive loss	(2,319,536)	(1,809,194)

	(68,004,356)	(74,346,008)

	17,129,478	10,192,534

	$ 23,520,358	$ 21,136,975

Approved by the Board of Directors

"Kyle Hall" Director	"Peter Fitzgerald" Director

              The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Consolidated Statements of Earnings (Loss) and Comprehensive Gain (Loss)
For the Years Ended September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

	2010	2009	2008

Revenue (note 13)	$ 25,356,570	$ 24,446,569	$ 17,049,587

Expenses
Network delivery	5,376,920	6,672,583	7,409,525
Software development	8,162,595	7,566,227	6,914,291
General and administration	4,021,971	4,893,640	4,480,258
Sales and marketing	896,791	1,202,699	1,140,028
Amortization of intangible assets	2,550,452	3,243,359	3,214,908
Amortization of property and equipment	2,368,539	2,770,357	2,044,145
	23,377,268	26,348,865	25,203,155

Earnings (loss) from operations before the undernoted	1,979,302	(1,902,296)	(8,153,568)

Realized foreign exchange (loss) gain	(119,561)	115,526	53,818
Unrealized foreign exchange gain	304,331	435,467	407,223

Interest income	642	8,759	134,848
Interest expense - capital lease	(75,850)	(120,696)	(109,383)
Interest expense - other	(1,839)	(99,255)	(13,809)

(Loss) on disposal of property and equipment	(40,085)	(56,171)	(35,698)
(Loss) gain on settlement of asset retirement obligation	(4,810)	-	86,120
Goodwill impairment (note 8)	-	-	(1,086,577)

	62,828	283,630	(563,458)

Earnings (loss) before income taxes	2,042,130	(1,618,666)	(8,717,026)

Current income tax (expense) (note 11)	(11,892)	-	-
Future income tax (expense) benefit (note 11)	4,821,756	(151,000)	-

Net earnings (loss)	6,851,994	(1,769,666)	(8,717,026)

Other comprehensive loss:

Unrealized foreign exchange loss on translation of self- sustaining foreign operations	(510,342)	(652,661)	(346,964)

Comprehensive gain (loss)	$ 6,341,652	$ (2,422,327)	$ (9,063,990)

Earnings (loss) per share (note 12h)
Basic	$ 0.20	$ (0.05)	$ (0.26)
Fully diluted	$ 0.20	$ (0.05)	$ (0.26)

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Consolidated Statements of Deficit
For the Years Ended September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

	2010	2009	2008

Balance, beginning of year	$ (72,536,814)	$ (70,767,148)	$ (62,050,122)

Net earnings (loss) for the year	6,851,994	(1,769,666)	(8,717,026)

Balance, end of year	$ (65,684,820)	$ (72,536,814)	$ (70,767,148)

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Consolidated Statements of Shareholders' Equity
For the Years Ended September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

	Share capital

	Number of Common Shares	Amount	Share capital purchased for cancellation	Contributed surplus	Warrants	Deficit	Accumulated other comprehensive loss	Total shareholders equity

Balance September 30, 2007	33,315,536	$ 65,293,214	-	$ 10,215,777	$ 4,961,826	$ (62,050,122)	$ (809,569)	$ 17,611,126
Issuance of shares on exercise of options	148,896	321,133	-	(116,116)	-	-	-	205,017
Stock-based compensation recorded in net loss	-		-	1,511,504	-	-	-	1,511,504
Net loss	-	-	-	-	-	(8,717,026)	-	(8,717,026)
Other comprehensive loss	-	-	-	-	-	-	(346,964)	(346,964)

Balance September 30, 2008	33,464,432	$ 65,614,347	-	$ 11,611,165	$ 4,961,826	$ (70,767,148)	$ (1,156,533)	$ 10,263,657
Issuance of shares on exercise of options	28,750	111,045	-	(67,920)	-	-	-	43,125
Stock-based compensation recorded in net loss	-	-	-	1,846,293	-	-	-	1,846,293
Compensation expense in connection with acquisition of WorksMedia Limited (note 3)	-	-	-	169,722	-	-	-	169,722
Issuance of shares on acquisition of WorksMedia Limited (note 3)	214,500	292,064	-	-	-	-	-	292,064
Net loss	-	-	-	-	-	(1,769,666)	-	(1,769,666)
Expiry of warrants (note 12 (c))	-	-	-	4,961,826	(4,961,826)	-	-	-
Other comprehensive loss	-	-	-	-	-	-	(652,661)	(652,661)

Balance September 30, 2009	33,707,682	$ 66,017,456	$ -	$ 18,521,086	$ -	$ (72,536,814)	$ (1,809,194)	$ 10,192,534
Issuance of shares on exercise of options	37,600	70,686	-	(14,811)	-	-	-	55,875
Stock-based compensation recorded in net earnings	-	-	-	399,068	-	-	-	399,068
Compensation expense in connection with acquisition of WorksMedia Limited (note 3)	-	-	-	290,952	-	-	-	290,952
Issuance of shares held in escrow (note 12f)	178,500	290,952	-	(290,952)	-	-	-	-
Cancellation of shares repurchased	(70,000)	(136,970)	-	28,276	-	-	-	(108,694)
Purchase of share capital for cancellation (30,000 shares)	-	-	(41,909)	-	-	-	-	(41,909)
Net earnings	-	-	-	-	-	6,851,994	-	6,851,994
Other comprehensive loss	-	-	-	-	-	-	(510,342)	(510,342)

Balance September 30, 2010	33,853,782	$ 66,242,124	$ (41,909)	$ 18,933,619	$ -	$ (65,684,820)	$ (2,319,536)	$ 17,129,478

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

	2010	2009	2008

Cash flows from operating activities
Net earnings (loss) for the year	$ 6,851,994	$ (1,769,666)	$ (8,717,026)
Items not affecting cash
Amortization	4,918,991	6,013,716	5,259,053
Stock-based compensation expense	690,020	2,016,015	1,511,504
Unrealized foreign exchange (gain) loss	(304,331)	(435,467)	(407,223)
Allowance for doubtful accounts	33,781	9,945	122,659
Loss on disposal of property and equipment	40,085	56,171	35,698
Loss (gain) on settlement of asset retirement obligations	4,810	-	(86,120)
Provision for unrecoverable lease payments	-	185,848	-
Goodwill impairment	-	-	1,086,577
Future income tax expense (benefit) (note 11)	(4,821,756)	151,000	-
Accretion and other items	79,426	29,201	5,186

	7,493,020	6,256,763	(1,189,692)
Net change in non-cash working capital items (note 18)	(2,778,275)	(715,432)	654,098
Payments for unrecoverable lease payments	(180,336)	-	-
Payments made to settle asset retirement obligations	(45,071)	-	(36,311)

	4,489,338	5,541,331	(571,905)
Cash flows from investing activities
Purchase of property and equipment	(1,468,825)	(2,182,637)	(4,762,168)
Proceeds on disposal of property and equipment	-	-	25,652
Payments made to acquire WorksMedia Limited, net of cash acquired	-	(1,157,501)	-

	(1,468,825)	(3,340,138)	(4,736,516)

Cash flows from financing activities
Proceeds on exercise of options	55,875	43,125	205,017
Issuance of common shares (note 3)	-	(7,813)	-
Repurchase of common shares	(150,603)	-	-
(Repayment) advance of loan payable	(937,548)	-	943,450
Repayment of capital lease obligations	(396,186)	(337,375)	(382,517)
Repayment of loan used to finance the acquisition of WorksMedia Limited	(936,343)	-	-
	(2,364,805)	(302,063)	765,950

Effect of changes in foreign exchange rates on cash and cash equivalents	(202,637)	(332,834)	(191,575)

Increase (decrease) in cash and cash equivalents during the year	453,071	1,566,296	(4,734,046)

Cash and cash equivalents - beginning of year	4,237,284	2,670,988	7,405,034

Cash and cash equivalents - end of year	$ 4,690,355	$ 4,237,284	$ 2,670,988

Supplementary cash flow information is included in note 18

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
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

2.     Summary of significant accounting policies

a)   Basis of consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, and include the accounts of the Company and each of its wholly-owned subsidiaries, PhotoChannel Capital Inc., PhotoChannel Management Inc., PNI Digital Media Ltd., PNI Digital Media Europe Ltd., Pixology Incorporated and WorksMedia Limited. The results of WorksMedia Limited have been included since the date of acquisition, March 11, 2009.

All material intercompany balances and transactions are eliminated upon consolidation.

b)   Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and assumptions include the determination of the fair value of assets and liabilities acquired in a business combination, the determination of the recoverable amounts for property and equipment and intangible assets, impairment of goodwill, the determination of future income taxes and the determination and classification of stock-based transactions. Actual results may differ from those estimates.

c)   Reporting currency and foreign currency translation

These consolidated financial statements are reported in Canadian dollars. Foreign currency denominated revenues and expenses are translated using average rates of exchange during the year. Foreign currency denominated assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
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

d)   Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less. Investments with an original maturity of more than three months are designated short-term held for trading securities which are measured at fair value with changes in fair value recorded in net loss. As at September 30, 2010 and 2009, the Company had no investments in interest bearing securities with original terms to maturity of greater than three months.

e)   Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets at the following rates:

Computer equipment	30% declining balance
Software	33-1/3% - 100% straight-line
Furniture and office equipment	20% declining balance
Leasehold improvements	Life of the lease
Equipment held under capital lease	Life of the lease

The Company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the total value of the estimated future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss equal to the difference between the asset carrying amount and its fair value is recognized in the period in which the impairment determination is made.

f)   Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the assets acquired and liabilities assumed in a business combination. Goodwill is not amortized and is subject to an impairment test at the reporting unit level at least annually or more frequently if events or circumstances suggest that there may be an impairment. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess through the statement of earnings (loss).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
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

The Company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted cash flows. If the carrying amount exceeds the fair value of the intangible asset, an impairment loss is recognized equal to that excess through the statement of earnings (loss).

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

i)   Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating losses or tax credits. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

The Company accounts for uncertainty related to income taxes through the recognition of the effect of uncertain tax positions where it is more likely than not based on the technical merits that the position would be sustained. The Company recognizes the amount of the tax benefit that has a greater than 50 percent likelihood of being realized upon settlement. The Company recognizes any change in judgment related to the expected resolution of uncertain tax positions in the year such a change occurs. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

j)   Share issue costs

Direct costs associated with the issue of capital stock or warrants are deducted from the related proceeds at the time of the issue.

k)   Revenue

The Company provides online and in-store digital media solutions to retailers. These solutions are primarily provided through the PNI Digital Media Network services (Network Services).  The Company also provides professional services and sells software products to retailers either directly or through license and distribution agreements. The products sold do not have any general rights of return except under arrangements whereby the Company provides the product to the ultimate customer.

Through Network Services, the Company's customers obtain access to the PNI Digital Media Platform (Platform) which provides the technology which delivers media transactions between retailers and content providers and their consumers.  The Platform provides a transaction and order routing tier which delivers orders placed either through online sites or kiosks to the production facilities of the Company's customers for production and delivery to end consumers.  Through the Platform, customers are able to store, edit, archive, distribute and print photographs and other personalized products.  The Company does not produce the content, but may act as an agent for certain retailers for some consumer deliverables. The Network Services provided by the Company may include the software, hosting, storage and archiving facilities, initial integration of the software into the customer's environment, technical support, maintenance services and hardware. Fees for these services are paid through fixed and variable fees. The variable fees are based on different factors and may be based on the number of physical locations connected to the Network, the number of transactions processed through the Platform, the number of images uploaded through the Platform, a percentage of revenue earned by its customers and the amount of storage capacity used in excess of minimums provided in the contract.  The Company accounts for the Network Services as a single unit of accounting.

In some instances, the Company provides services to the ultimate customers who access the PNI Network through a retailer's website. These services include taking on the responsibility for the fulfillment of print orders, the provision of certain consumer deliverables and other media. The Company pays the retailer a commission for the use of their website and other services provided by the retailer. The Company is responsible for fulfilling the ultimate customers' orders and fulfills its obligations through the use of third party suppliers who ship the products directly to the customer. Revenue is recognized when the product is shipped, net of estimated returns, as the Company has transferred the significant risks and rewards of ownership to the customer at that time. The Company estimates the provision for returns based on historical experience and adjusts to actual returns when determinable.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The Company provides professional services in addition to the initial integration services to make changes to the customer's website and branded environment and to provide email marketing programs to customers.

Revenue is considered realized or realizable and earned when all of the following criteria are met:

(i)        Persuasive evidence of a sales arrangement exists;

(ii)       Delivery has occurred or services have been rendered;

(iii)      The price is fixed or determinable; and

(iv)       Collectability is reasonably assured.

Cash received from customers prior to the related revenue being recognized is recorded as deferred revenue. In addition to this general policy:

  Fees earned for software licenses relate to the sale of software either directly to retailers or to distributors for resale to retailers for use in-store, allowing end users to edit and order prints and other photo-related items from digital images. Revenue from these arrangements that involve multiple elements and are reviewed to determine whether a delivered item(s) has value to the customer on a stand-alone basis and whether there is objective and reliable evidence of the fair value of the undelivered item(s). If these criteria are met, the Company allocates revenue using the relative fair value of each element within the contract that has stand alone value, such as software products, post contract customer support and maintenance. In instances, where the Company has evidence of the fair value of each element within a multiple deliverable arrangement, revenue is recognized upon the delivery or rendering of service(s) with respect to each element as there is no general right of return. Revenue for perpetual software licenses is recognized upon delivery, as the license holder is not obligated to pay maintenance for the ongoing use of the license. Maintenance fees are recognized on a straight line basis over the term of the maintenance service period. If the fair value of the delivered item is not obtainable, the Company allocates revenue using the residual method in instances where the fair value of the undelivered item is verifiable or in the absence of fair value of the undelivered item, the entire consideration is deferred and recognized when the overall revenue recognition criteria for the revenue contract as a whole is met. The Company does not currently have any multiple deliverable arrangements which require the use of the residual approach or deferral of the overall consideration.

  Installation fees are fixed upfront fees related to Network Services which are deferred and recognized on a straight-line basis over the life of the agreement, or where the agreement with the customer is on a month-to-month basis, over the estimated life of the customer relationship period. The customer relationship period is assessed annually, and has been estimated to be 24 to 36 months.

  Monthly fixed fees per connected location are recognized monthly and are included in membership fees.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

  Fees for storing and archiving digital images for customers in excess of the minimums provided in the agreement are based upon our customers storage capacity needs, and are recognized as the storage is provided and are included in archive fees.

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

l)   Software development costs

Software development costs includes the costs to customize aspects of the Company's PNI Network software for specific customers as well as the cost of generating and maintaining the company's software used in the PNI Network and software sold to customers. For costs incurred to generate software used in the PNI Network or sold to customers, the Company classifies costs into a research phase and a development phase. Costs incurred during the research phase are expensed when incurred as the Company is not able to demonstrate that the software will generate future economic benefits. Costs incurred during the development phase are recognized as intangible assets only if the Company can demonstrate the technical feasibility of completing the software so it will be available for use or sale; its intention to complete the software and use or sell it; its ability to use or sell the software; how the software will generate probable future economic benefits; the availability of adequate technical, financial and other resources to complete the development and use and sell the software; and its ability to measure reliably the expenditure attributable to the software during development. If these criteria are not met, the development costs are expensed when incurred for both costs of developing the Company's software used directly in the PNI Network and the software which is sold to customers or customized for customers.

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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

o)   Financial instruments

Classification of financial instruments

The Company has made the following classifications for its financial instruments:

  Cash and cash equivalents are classified as "Held-for-trading" financial assets and are measured at fair value at the end of each period with any change in fair value recognized in the statement of earnings (loss);

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

  Loan payable, including accrued interest and purchase consideration payable are classified as financial liabilities and are measured at amortized cost using the effective interest rate method;

  Transaction costs incurred to acquire financial instruments are recorded through the statement of earnings (loss)

p)   Net earnings (loss) per share

Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for calculation of diluted net earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants and the unrecognized portion of the fair value of stock options are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

At September 30, 2010, nil warrants (2009 - nil; 2008 - 4,857,147) and 2,775,769 options (2009 - 3,286,780; 2008 - 2,883,869) were outstanding. The options were included in the calculation of diluted earnings per share for the year ending September 30, 2010; whereas the warrants and options were excluded from the calculation of diluted earnings (loss) per share for the years ending September 30, 2009 and September 30, 2008 respectively, as their effects would be anti-dilutive.

q)   Current year accounting changes

Financial Instruments: Disclosures

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Effective October 1, 2009, the Company adopted the amendments included in the CICA Handbook Section 3862 Financial Instruments: Disclosures ("Section 3862"). The amendments require an entity to provide disclosure on financial instruments measured at fair value on its balance sheet using a fair value hierarchy that reflects the extent to which quoted prices or other market or non-market inputs are used in the valuation of those financial instruments. The amendments also expand existing liquidity disclosure requirements and require a maturity analysis for any derivative and non financial liabilities based on expected maturities. The adoption of this amendment did not result in any additional disclosures required in these financial statements.

r)   Recently issued accounting standards

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

Management is currently in the process of determining the impact of these recently issued CICA Handbook Sections on the Company's consolidated financial statements.

EIC 175, Revenue Arrangements with Multiple Developments

In December 2009, the CICA issued Emerging Issue Committee Abstract ("EIC") 175, Revenue Arrangement with multiple Deliverables an amendment to EIC 142, "Revenue Arrangements with Multiple Deliverables". EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011.

Management is currently in the process of determining the impact of this EIC on the Company's consolidated financial statements.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

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

In consideration for the shares of WorksMedia, the Company paid the vendors the Sterling equivalent of $2.1 million based upon the exchange rate published by the Bank of England on February 25, 2009, in 13 equal monthly installments (the "Cash Payment"(s)), with the first installment having been paid on closing and issue 750,000 common shares of the Company. All of these common shares issued as part of the acquisition have been placed in escrow and will be released in three (3) equal installments of 250,000 common shares on March 10, 2010, 2011 and 2012 pursuant to an escrow agreement among the Company, the vendors and the Company's counsel (the "Escrow Agreement"). The shares will be released to the previous shareholders' of WorksMedia in direct proportion to their shareholding in that company immediately prior to the acquisition taking place. However, as part of the share purchase agreement entered into between the Company and the vendors, in order to receive their portion of the share consideration, three of the vendors (the "Principal Vendors"), who collectively controlled 71.40% of WorksMedia prior to acquisition, will be required to remain in the employment of the Company post-acquisition. Should any of these vendors choose to terminate their employment with the Company prior to the release of the shares from escrow, they will immediately forfeit their right to their proportion of the shares and those shares will then be returned to the Company and cancelled.

Of the 750,000 common shares issued as part of the acquisition, 214,500 (28.6%) have been included as part of the purchase consideration while the remaining 535,500 (71.4%) which will only be released from escrow upon the continued employment of the Principal Vendors will be treated as compensation expense of those vendors and will be expensed to the statement of earnings (loss) over the three year period ending March 10, 2012 at an approximate amount of $72,000 per quarter. During the year ended September 30, 2010, $290,952 (2009: $169,722) was recorded as compensation expense.

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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
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

In addition, as further consideration for the acquisition, the share purchase agreement provides for the issuance of up to an additional 900,000 common shares of the Company to the vendors over a period of three years from closing (the "Contingent Consideration"). The amount of Contingent Consideration to be issued is based on specific pre-determined annual performance targets. Any contingent consideration earned by the Principal Vendors in accordance with this share purchase agreement is subject to their continued employment with the Company post acquisition. No common shares were issued upon the passing of the first anniversary of the acquisition of WorksMedia as the pre-determined annual performance target was not met.

Transaction costs of $221,443 were directly incurred with respect to the acquisition and have been included as part of the purchase price.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
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

		$ 2,531,410

Subsequent to the acquisition, the future income tax liability was offset against the future income tax asset arising from the utilization of losses in Pixology (notes 7 and 8).

Intangible assets acquired are being amortized over a three year period, commencing March 2009.

None of the goodwill arising on the acquisition of WorksMedia is deductible for tax purposes.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

4.     Restructuring

In February 2009, following the announcement of it's acquisition of WorksMedia, the Company announced its intention to undergo a restructuring of its United Kingdom operations and to relocate its Pixology operations from Guildford to the WorksMedia offices in Southampton. In conjunction with this restructuring an immediate reduction in UK based headcount of approximately 30% was made. All remaining UK based employees were offered positions in the Company's Southampton office and operations were relocated from the Guildford office to that location.

A number of costs were incurred relating to the restructuring as follows.

The redundancy, unrecoverable lease costs and other associated costs were recorded as operating costs in the Consolidated Statement of Earnings (loss) during the year ended September 30, 2009 as follows:

2009

Network delivery	$ 12,979
Software development	39,951
General and administration	205,276

$ 258,206

A reconciliation of the opening and closing liability balances relating to the above costs during the year ended September 30, 2010 and September 30, 2009 is as follows:

2010

Opening liability - October 1, 2009	$ 176,056
Accretion expense included in general and administration expenses	1,352
Settlement of liability	(180,336)
Loss on settlement of lease obligation included in general and administration expenses	8,200
Impact of foreign currency translation	(5,272)

Closing liability - September 30, 2010	$ -

2009

Opening liability - October 1, 2008	$ -
Charged to expenses re. unrecoverable lease costs	185,848
Impact of foreign currency translation	(9,792)

Closing liability - September 30, 2009	$ 176,056

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

During March 2010, the Company entered into a deed of surrender (the "deed) with the landlord of its Guildford property. Under the terms of this deed the Company made a one-off payment of L 57,477 ($96,418) and in return was released from all obligations under the lease that had previously been entered into.

The final settlement of the liability relating to the office move resulted in $8,200 of costs in excess of the original liability being incurred. These costs were recorded in general and administration expenses during the year.

5.     Accounts receivable

	As at September 30, 2010	As at September 30, 2009

Trade accounts receivable	$ 5,425,805	$ 4,954,122
Allowance for doubtful accounts	(176,531)	(154,945)
	5,249,274	4,799,177

Commodity taxes recoverable	53,591	15,832
Other	-	40,105
Total	$ 5,302,865	$ 4,855,114

Reconciliation of changes in allowance for doubtful accounts:

	2010	2009

Balance, beginning of year	$ 154,945	$ 145,000
Increase in allowance for doubtful accounts	33,781	9,945
Write-off of bad debts	(9,945)	-
Impact of foreign currency translation	(2,250)	-
Balance, end of year	$ 176,531	$ 154,945

6.     Property and equipment

2010	Cost	Accumulated amortization	Net book value

Computer equipment	$ 14,844,050	$ (9,763,684)	$ 5,080,366
Software	949,844	(949,844)	-
Furniture and office equipment	416,077	(279,531)	136,546
Leasehold improvements	144,986	(131,069)	13,917
	$ 16,354,957	$ (11,124,128)	$ 5,230,829

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

2009	Cost	Accumulated amortization	Net book value

Computer equipment	$ 13,838,160	$ (7,783,378)	$ 6,054,782
Software	814,744	(810,915)	3,829
Furniture and office equipment	364,520	(248,211)	116,309
Leasehold improvements	129,988	(129,988)	-
	$ 15,147,412	$ (8,972,492)	$ 6,174,920

Included within Computer equipment are assets with a net book value of $195,864 (2009 - $624,230) which were acquired using a capital lease.

For the year ended September 30, 2010, amortization of property and equipment was $2,368,539 (2009- $2,770,357; 2008 - $2,044,145), of which $403,945 (2009 - $416,156; 2008 - $212,706) related to assets held under capital leases.

7.     Intangible assets

2010	Acquired software	Customer relationships	Total

Balance, September 30, 2009	$ 1,219,809	$ 2,672,402	$ 3,892,211
Recognition of future income tax asset to offset current year income taxes payable	(89,266)	-	(89,266)
Amortization	(702,152)	(1,848,300)	(2,550,452)
Impact of foreign currency translation	(64,143)	(72,556)	(136,699)
Balance, September 30, 2010	$ 364,248	$ 751,546	$ 1,115,794

An adjustment was made to the carrying value of intangible assets totalling $89,266, representing the application of Pixology loss carry-forwards to eliminate the future income tax liability arising upon the current year income tax expense of Pixology.

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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Two adjustments were made to the carrying value of intangible assets totalling $452,390 during the year ended September 30, 2009, representing the application of Pixology loss carry-forwards to eliminate the future income tax liability arising from the acquisition of WorksMedia (note 3) and the current year income tax expense of Pixology.

The acquired software and the customer relationship are being amortized on a straight-line basis over a three year period.

Expected amortization in future years is as follows:

Amount

2011	$ 787,613
2012	328,181

$ 1,115,794

8.     Goodwill

2010	Amount

Balance, September 30, 2009	$ 1,664,759
Recognition of future income tax asset to offset current year income taxes payable	(274,462)
Recognition of future income tax asset	(674,690)
Impact of foreign currency translation	(56,703)
Balance, September 30, 2010	$ 658,904

During the year, two adjustments were made to the carrying value of goodwill totalling $949,152. The first adjustment of $274,462 represents the application of Pixology loss carry-forwards to eliminate the current year income taxes payable of Pixology. The second adjustment of $674,690 represents the application of the future tax asset arising from the amount of Pixology loss carry-forwards the Company considers more likely than not to be utilized.

2009	Amount

Balance, September 30, 2008	$ 1,498,539
Acquisition of WorksMedia Ltd. (note 3)	638,225
Adjustment to previously purchased goodwill upon acquisition of WorksMedia	(432,574)
Impact of foreign currency translation	(39,431)
Balance, September 30, 2009	$ 1,664,759

Upon acquisition of WorksMedia, the goodwill was allocated to the group's reporting units on a relative fair value basis.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

An adjustment of $432,574 was made to the carrying value of goodwill, representing the application of Pixology loss carry-forwards to eliminate the future income tax liability arising from the acquisition of WorksMedia (note 3).

During the year ended September 30, 2008 a review of the carrying value of goodwill was completed and it was determined that the amount allocated to the Company's subsidiary, Pixology was impaired and that $1,086,577 should be written off. This impairment arose as a result of planned development synergies not materializing to the extent assumed at the time of the acquisition; cost reductions implemented subsequent to acquisition resulting in the operations reaching a break-even position, but being insufficient to result in the Company being able to sustain profitable operations on a recurring basis; and the loss, subsequent to acquisition of a number of customers.

9.     Accounts payable and accrued liabilities

	As at September 30, 2010	As at September 30, 2009

Trade payables	$ 1,012,246	$ 1,691,363
Amounts due to customers	3,190,355	4,878,169
Trade accruals	314,022	318,860
Accrued payroll and other taxes	417,240	476,269
Due to employees and consultants	538,015	421,151
Total	$ 5,471,878	$ 7,785,812

10.   Asset retirement obligation

The following table summarizes the changes in the balance of asset retirement obligation during the year ended September 30, 2010:

Balance, September 30, 2009	$ 41,503
Payments made for remediation work	(45,071)
Loss on settlement of asset retirement obligation	4,810
Impact of foreign currency translation	(1,242)
Balance, September 30, 2010	$ -

During the year ended September 30, 2008, the Company entered into a lease agreement for new premises. The lease agreement entered into, which had a term of five years, required the Company to restore the leased premises to their original condition at the end of the lease term. At September 30, 2009, the Company had vacated these premises. During March 2010, the Company completed all required work under the terms of its lease prior to entering into a deed of surrender with the landlord of the property. Total remediation costs of $45,071 were incurred during the year ended September 30, 2010.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

11.   Income taxes

a)   Income tax expense (recovery)

The Company is subject to income taxes in Canada and the United Kingdom. The income tax expense (recovery) differs from the amount obtained by applying the applicable statutory income tax rate to loss before income taxes as follows:

	2010	2009	2008
Canadian statutory income tax rate	28.88%	30.25%	31.91%

Income tax expense (recovery) based on statutory income tax rate	$ 589,767	$ (489,646)	$(2,781,603)
Difference in foreign tax rates	(1,223)	27,097	92,173
Expiration of tax losses	-	-	1,420,273
Non-deductible expenses	291,268	592,330	571,630
Impact of change in tax rates on future tax assets	(17,035)	524,885	205,157
Adjustments in respect of prior year returns	(652,728)	577,399	540,184
Capital gain on expiration of unexercised stock purchase warrants	-	750,476	-
Allocation of acquisition future tax liability to future tax expense	-	151,000	-
Allocation of acquisition future tax liability to intangibles	-	(126,669)	-
Allocation of future tax asset to intangibles	89,266	-	-
Allocation of future tax asset to goodwill	274,462	-	-
Other	6,856	(2,188)	-
Change in valuation allowance	(5,390,497)	(1,853,684)	(47,814)
Income tax expense (recovery)	$ (4,809,864)	$ 151,000	$ -

The Company's earnings (loss) before tax includes $1,903,781 (2009 - $(414,362); 2008 - $(8,136,394)) from domestic operations and $138,349 (2009 - $(1,204,304); 2008 - $(580,632)) from foreign operations.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

b)   Future income tax assets and liabilities

The tax effect of temporary differences that give rise to significant portions of future income tax assets (liabilities) is as follows:

Future income tax assets

	2010	2009	2008

Net operating loss carry-forwards	$ 6,944,472	$ 8,344,444	$ 11,881,567
Property and equipment	2,725,577	2,174,502	1,799,245
Share issue costs	107,611	243,506	412,936
Other	71,190	344,369	437,968
	9,848,850	11,106,821	14,531,716
Future income tax liabilities

Intangible assets	(335,819)	(1,090,165)	(1,437,026)
Related party interest accrued	(105,216)	(106,964)	(94,079)
Net future tax asset	9,407,815	9,909,692	13,000,611
Valuation allowance	(3,546,311)	(9,909,692)	(13,000,611)
Future income tax assets, net	$ 5,861,504	$ -	$ -

As at September 30, 2010, the Company had $8,812,504 (2009 - $11,183,000) of net operating loss carry-forwards in Canada available to reduce taxable income in future years. These income tax losses expire as follows:

2015	$ 826,605
2026	2,072,638
2027	3,121,223
2028	2,792,038

$ 8,812,504

The Company has $17,235,764 ( L 10,591,633) of future losses for tax purposes in the United Kingdom that do not have an expiry date and which are available to reduce taxable trading income in future periods.

12.   Share capital

a)   Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

As at September 30, 2010, the Company had 34,210,782 common shares issued (2009 - 34,243,182) and 33,853,782 outstanding (2009 - 33,707,682). There are no preferred shares issued or outstanding at September 30, 2010, 2009 or 2008.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

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

c)   Warrants

The following table summarizes activity related to the Company's issued share purchase warrants during the years ended September 30, 2010, 2009 and 2008:

	Number of warrants	Average exercise price
Balance, September 30, 2007	4,857,147	$ 4.00

Balance, September 30, 2008	4,857,147	$ 4.00

Warrants expired, unexercised	(4,857,147)	4.00
Balance, September 30, 2009 and 2010	-	$ -

d)   Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the "Plan"). The Plan authorizes a maximum of 10% (3,385,378) of the Company's issued and outstanding common shares to be reserved for issuance. The term of the options granted under the plan is five years and options are subject to various vesting requirements. Under the terms of the Plan one-eighteenth of the options granted vest each month with the first eighteenth vesting on the date of grant.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The following table summarizes activity under the Company's stock option plan for the years ended September 30, 2010, 2009 and 2008:

	Number of options	Average exercise price
Balance, September 30, 2007 (1,273,609 options exercisable)	1,602,265	$ 1.81
Granted	1,465,300	3.35
Exercised	(148,896)	1.38
Forfeited	(34,800)	3.11
Balance, September 30, 2008 (1,967,882 options exercisable)	2,883,869	$ 2.60
Granted	690,000	1.62
Exercised	(28,750)	1.50
Forfeited	(258,339)	2.66
Balance, September 30, 2009 (2,815,484 options exercisable)	3,286,780	$ 2.37
Granted	-	-
Exercised	(37,600)	1.49
Expired	(274,500)	1.50
Forfeited	(198,911)	2.27
Balance, September 30, 2010	2,775,769	$ 2.48

The following table summarizes information about stock options outstanding and exercisable at September 30, 2010:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 1.25	306,776	0.43	$ 1.25	306,776	$ 1.25
$ 1.48	415,000	3.36	$ 1.48	415,000	$ 1.48
$ 1.50	25,000	3.85	$ 1.50	19,432	$ 1.50
$ 2.00	200,000	3.44	$ 2.00	200,000	$ 2.00
$ 2.32	671,993	1.20	$ 2.32	671,993	$ 2.32
$ 3.35	1,153,000	2.45	$ 3.35	1,153,000	$ 3.35
$ 3.65	4,000	2.54	$ 3.65	4,000	$ 3.65
$1.25 - $3.65	2,775,769	2.14	$ 2.48	2,770,201	$ 2.14

The total intrinsic value of options exercised during the year ended September 30, 2010 was $8,267 (2009 - $20,987; 2008 - $356,392). The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
As at September 30, 2008
Options outstanding	2,883,869	$ 2.60	3.49	$ 458,160
Options vested and expected to vest	2,883,869	$ 2.60	3.49	$ 458,160
Options exercisable	1,967,882	$ 2.25	3.04	$ 458,160
As at September 30, 2009
Options outstanding	3,286,780	$ 2.37	2.97	$ 488,521
Options vested and expected to vest	3,286,780	$ 2.37	2.97	$ 488,521
Options exercisable	2,815,484	$ 2.48	2.72	$ 488,521
As at September 30, 2010
Options outstanding	2,775,769	$ 2.48	2.14	$ 167,139
Options vested and expected to vest	2,775,769	$ 2.48	2.14	$ 167,139
Options exercisable	2,770,201	$ 2.48	2.14	$ 167,139

e) Stock-based compensation

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. The following table provides the weighted average grant-date fair value and the weighted average assumptions used in applying the Black-Scholes option pricing model for the years ended September 30, 2010, 2009 and 2008:

	2010	2009	2008
Expected volatility	-	74%	77%
Risk-free interest rate	-	1.91%	3.35%
Expected life (years)	-	4.0	4.0
Expected dividend yield	-	0%	0%

Weighted average grant-date fair value ($ per share)	$ -	$ 0.83	$ 1.98

The total fair value of stock options granted during the year ended September 30, 2010 was $nil (2009 - $602,763; 2008 - $2,896,237).

During the year ended September 30, 2010, the Company recognized compensation expense of $399,068 (2009 - $1,846,293; 2008 - $1,511,504) for stock options issued to employees. The total income tax benefit recognized in the statement of earnings (loss) for stock-based compensation is $Nil for all periods presented.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
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

On March 10, 2010, the Company released 250,000 common shares consisting of 71,500 common shares included as part of the purchase consideration while the remaining 178,500 common shares released related to the continued employment of the Principle Vendors. As at September 30, 2010, 357,000 common shares remain in escrow and have been excluded from the number of common shares shown as outstanding and will only be recognized as they are released from escrow.

g) Normal course issuer bid

On April 15, 2010, the Company received approval from the TSX Venture Exchange ("TSX-V") for a Normal Course Issuer Bid (the "Bid") that enables the Company to purchase and cancel up to 340,000, or approximately 1%, of its outstanding common shares between May 1, 2010 and April 30, 2011. During the year ended September 30, 2010, the Company purchased 100,000 shares under the Bid for a total purchase price of $150,603. As at September 30, 2010, 70,000 of these shares have been cancelled.

On cancellation of these 70,000 shares, $28,276, being the difference between the purchase price and the average book value of the common shares was recorded as an adjustment to contributed surplus.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

h)   Earnings per share

The following is a reconciliation of the numerator and the denominators used for the computation of basic and diluted earnings per share amounts:

	September 30, 2010	September 30, 2009	September 30, 2008

Net earnings (loss) for the year (numerator)	$ 6,851,994	$ (1,769,666)	$ (8,717,026)

Weighted average number of shares outstanding (denominator)
Basic	33,804,338	33,610,843	33,383,866
Effect of dilutive securities:

Stock options	104,014	-	-

Total	33,908,352	33,610,843	33,383,866

13.   Revenue

Description	2010	2009	2008

Transaction fees	$ 19,332,006	$ 18,153,082	$ 11,635,172
Software licences and installation fees	3,074,895	3,927,506	3,933,413
Membership fees	1,678,875	1,353,688	802,105
Archive fees	1,116,735	634,175	210,901
Professional fees	154,059	378,118	467,996
Total	$ 25,356,570	$ 24,446,569	$ 17,049,587

Product revenue is presented in note 23(a).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

14.   Segment information

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

The Company's sales by geographical area are as follows:

Description	2010	2009	2008

Canada	$ 5,066,465	$ 4,335,350	$ 4,161,178
United States	14,727,823	13,051,874	4,384,105
United Kingdom	5,202,034	6,632,330	8,441,973
Other	360,248	427,015	62,331

Total	$ 25,356,570	$ 24,446,569	$ 17,049,587

Revenue is attributable to the geographic location of the Company's customer. As at September 30, 2010 and September 30, 2009, the Company's assets by geographical location are as follows:

	Canada	United Kingdom	Total
September 30, 2010
Property and equipment	$ 5,216,602	$ 14,227	$ 5,230,829
Goodwill and intangible assets	$ 77,382	$ 1,697,316	$ 1,774,698

September 30, 2009
Property and equipment	$ 6,104,463	$ 70,457	$ 6,174,920
Goodwill and intangible assets	$ 2,336,533	$ 3,220,437	$ 5,556,970

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Major customer groups representing 10% or more of the Company's sales for the year are as follows:

Description	2010	2009	2008

Customer A	$ 6,350,030	$ 5,855,497	$ 4,982,339
Customer B	$ 3,322,722	$ 2,737,662	$ 1,806,567
Customer C	$ 2,489,571	$ 2,894,856	$ 3,621,110
Customer D	$ 9,863,654	$ 9,134,532	$ 2,550,398

15.   Capital lease obligations

During the year ended September 30, 2008, the Company entered into a capital lease to acquire certain items of computer equipment. The amount outstanding under this capital lease at the year end is as follows:

	2010	2009

Computer equipment under capital lease, bearing interest at 20.51% per annum	$ 107,964	$ 528,572

Minimum payments

Future minimum lease payments at September 30, 2010 are as follows:

	2010	2009

2010	-	490,072
2011	113,500	122,518
	113,500	612,590

Less: Amounts representing interest	(5,536)	(84,018)
Present value of lease obligation	107,964	528,572

Less: Current portion	(107,964)	(490,072)

Long-term portion of lease obligation	$ -	$ 38,500

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

16.   Loan payable

At September 30, 2009, the Company had a short-term credit facility of L 1,000,000 ($1,729,300) from a Director of the Company. During the year-ended September 30, 2008, the Company had drawn down L 500,000 against this facility. At September 30, 2009 this amount was outstanding in full. The loan, which is denominated in Sterling bears interest at a rate equal to the Bank of England base rate, plus 3.75% and fell due for repayment no later than May 31, 2010. The effective interest rate of the loan was 5.4% for the year ended September 30, 2009. In October, 2009 the Company repaid the principal and all accrued interest of this loan, totalling $937,548. During the year ended September 30, 2010, interest expense of $940 (2009 - $46,076) was recorded relating to this loan.

17.   Commitments

The Company has entered into agreements to lease premises and services for periods to 2014. The annual rent for premises includes minimum rent plus realty taxes and operating expenses. Minimum payments for each of the remaining five years are as follows:

	Property leases	Other service agreements	Total
2011	263,382	1,188,125	1,451,507
2012	263,382	1,047,552	1,310,934
2013	263,382	147,367	410,749
2014	219,485	-	219,485
2015	-	-	-
	$ 1,009,631	$ 2,383,044	$ 3,392,675

During the year ended September 30, 2010, the Company incurred operating lease expenses of $1,743,887 (2009 - $2,125,576).

At September 30, 2010, the Company was committed to purchasing items of equipment with a cost of $34,802.

During the quarter ended March 31, 2010, the Company received notice from a former customer that a possible patent infringement had been brought to their attention regarding software which in previous years had been sold by one of our subsidiaries and which is unrelated to the PNI Platform and to the Company's kiosk software. To date, the Company has only been provided with limited information regarding this potential infringement and as a result is still investigating the matter in order to determine its potential impact. No adjustment has been made in these financial statements as a result of this matter.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

18.   Supplementary cash flow information

Net change in non-cash working capital items

	2010	2009	2008

Accounts receivable	$ (610,216)	$ (561,518)	$ (218,707)
Prepaid expenses and other current assets	(237,222)	116,265	71,768
Accounts payable and accrued liabilities	(2,037,906)	163,927	221,924
Changes in deferred expenses	-	52,883	36,922
Changes in deferred revenue	107,069	(486,989)	542,191

	$ (2,778,275)	$ (715,432)	$ 654,098

Supplementary information

	2010	2009	2008

Interest paid	$ 77,689	$ 152,697	$ 103,989
Interest received	$ 642	$ 7,241	$ 134,848
Taxes paid	$ -	$ -	$ -

Non-cash activities consist of:

Increase in accounts payable related to acquisition of equipment	$ 23,883	$ -	$ 123,798
Equipment purchased through capital leases	$ -	$ -	$ 1,248,464
Expiry of unexercised warrants	$ -	$ 4,961,826	$ -
Non-cash portion of common shares issued on exercise of options	$ 14,811	$ 67,920	$ 116,116

19.   Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

The carrying value of cash and cash equivalents, accounts payable and accrued liabilities, purchase consideration payable, and loan payable approximates the fair value due to the immediate or short-term maturity of these financial instruments. The carrying value of receivables approximates the fair value due to their short-term nature and historical collectability. These values represent the estimated amount the Company would receive or pay to terminate agreements taking into consideration current interest rates and the creditworthiness of the counterparties.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets.  The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities.   The Company does not have any credit facilities in place to help manage its liquidity position and therefore its liquidity is dependent on its overall volume of business activity and its ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

The following table discloses the maturities of the Company's financial liabilities as at September 30, 2010:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
Accounts payable and accrued liabilities	5,471,878	5,471,878	-	-
Capital leases	113,500	113,500	-	-
Short-term debt obligations	-	-	-	-

	5,585,378	5,585,378	-	-

As the Company has generated positive cash flow from operations for the current year, its working capital has improved by $6,378,634 from a deficit position to a surplus of $5,248,893.  The Company's current liabilities have decreased from $10,534,826 to $6,312,004 and the Company's cash position has increased from $4,237,284 to $4,690,355 during the year ended September 30, 2010.  The Company's liquidity position may, however, fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year.  The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year.  As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments.  Management monitors its cash balances and projections on a weekly and monthly basis.   The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables.  The Company has a positive working capital position of $5,248,893 at September 30, 2010 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in the credit risk note above.  As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable.  However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the amount of its working capital deficit could periodically increase depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

In prior years the Company purchased a number of items of property and equipment using a finance lease. At September 30, 2010, the Company has an outstanding obligation under this lease of $107,964, all of which is payable within twelve months. The Company is making these payments out of cash flows generated from operations.

As the Company has not obtained any further financing during the past 12 months, its activities are being funded out of its operating cash flow.  As the Company has generated positive cash flow from operations of $4,489,338 during the year it has been able to reduce its working capital deficit into a surplus, however if this trend is not continued, there is a risk that the Company would not be able to meet all of its contractual commitments when due.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom which generally have an investment grade rating of a minimum of A- and does not invest any significant deposits in any financial institutions with a rating below that investment grade. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $181,365 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $4,508,990 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom.  Credit risk from accounts receivable encompasses the default risk of retail customers. The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company. In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2010, three customers each account for 10% or more of total trade accounts receivable (2009 - four customers).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Financial assets past due

At September 30, 2010, the Company has a provision of $176,531 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At September 30, 2010

		Financial assets that are past due but not impaired
	Neither past due nor impaired	31 - 60 days	61 - 90 days	91 days +	Carrying value on the balance sheet $

Trade accounts receivable	3,520,349	136,997	982,557	609,371	5,249,274

The definition of items that are past due is determined by reference to terms agreed with individual customers.  Of the 91 days+ balance outstanding at September 30, 2010, 65% has been subsequently collected as at December 8, 2010.  None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At September 30, 2010, the Company had a provision for doubtful accounts of $176,531 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiaries.

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

At September 30, 2010, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $2,750,575, accounts receivable of $1,989,819 and accounts payable of $3,367,819 which were denominated in UK L . In addition, at September 30, 2010, the Company had cash and cash equivalents of $1,867,911, accounts receivable of $2,167,447 and accounts payable of $428,653 which were denominated in US$.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the year ended September 30, 2010 would have had.

This sensitivity analysis includes the following assumptions:

  Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

  Changes in market interest rates do not cause a change in foreign exchange rates

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net loss $

Change of +/- 10% in US$ foreign exchange rate	+/- 360,670
Change of +/- 10% in UK L foreign exchange rate	+/- 577,944

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances.

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

20.   Capital management

The Company considers its share capital, share capital purchased for cancellation, contributed surplus and capital lease obligations, as capital, which at September 30, 2010 totalled $85,241,798.

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

Methods used by the Company in previously periods to manage its capital include the issuance of new share capital and warrants which has historically been done through private placements primarily with institutional investors.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The Company is not subject to any externally imposed capital requirements.

21.   Related Party Transactions

During the year ended September 30, 2008, the Company advanced loans to officers of the Company in the amount of $68,000 with interest payable at a rate of 7% per annum. Included in accounts receivable at September 30, 2009 was $19,320, comprising an amount of $17,000 representing a portion of the principal which remains outstanding and $2,320 representing interest accrued on that principal. During the year ended September 30, 2010, the Company received full payment of the principal and accrued interest owing from the loan in the amount of $19,792. Interest income of $472 (2009 - $1,306) was earned on these loan balances during the year ended September 30, 2010.

During the year-ended September 30, 2008, the Company was provided with an unsecured loan from a Director and Officer totaling L 500,000. The loan, which was denominated in Sterling bore interest at a rate equal to the Bank of England base rate, plus 3.75% and fell due for repayment no later than May 31, 2010. In October, 2009 the Company repaid the principal and all accrued interest of this loan, totaling $937,548.

During the year ended September 30, 2010, the Company incurred legal fees of $83,203 (2009 - $130,287) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at September 30, 2010 included $4,968 (2009 - $23,217) related to these services.

During the year ended September 30, 2010, the Company incurred consulting fees for services performed by two directors of the Company totalling $6,608 (2009: $122,059). At September 30, 2010, no amounts were due to directors in relation to consulting services performed (2009: $38,288).

During the year ended September 30, 2010, the Company incurred consulting fees of $18,432 (2009: $nil) for services provided by a company of which a Director and Officer of the Company controls. Accounts payable and accrued liabilities at September 30, 2010 included $4,993 (2009: $nil) related to these services.

During the year ended September 30, 2010, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $41,740 (2009: $52,398) and website services of $6,920 with a company of which a director of the Company is Chairman and Chief Executive Officer. Accounts payable and accrued liabilities at September 30, 2010 included $7,128 (2009: $18,262) related to these services. The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The Company shares its UK premises with another company of which an Officer is a majority shareholder. During the year ended September 30, 2010, the Company was recharged its proportional share of office running costs totalling $192,395 (2009: $128,819) by this related party. In addition, during the year ended September 30, 2010, the Company used the software development services of this company, incurring costs of $95,398 (2009: $20,660) and carried out professional development work totalling $nil (2009: $18,255) on behalf of this company. At September 30, 2010, accounts payable included $25,118 (2009: $119,076) and accounts receivable $nil (2009: $19,887) due to and from this company respectively.

During the year ended September 30, 2010, the Company utilized the services of an Officers' family member on a contract basis, incurring fees of $28,326 (2009: $22,404). At September 30, 2010, $nil (2009: $3,656) was included in accounts payable related to these fees.

22.   Pension plan

The Company has a defined contribution pension plan with respect to certain employees in the United Kingdom where the Company's obligation is limited to making regular contributions on behalf of the eligible employees. During the year ended September 30, 2010, the Company made contributions of $31,739 (2009 - $56,529) into this plan.

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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

a)   Statements of earnings (loss) and comprehensive earnings (loss)

Net earnings (loss) from operations, separately identifying revenue earned from the sale of tangible products and the sale of services, together with the respective costs associated with those sales is as follows:

	2010	2009	2008

Revenue
Service revenue	$ 22,709,059	$ 21,479,828	$ 11,994,709
Product revenue	2,647,511	2,966,741	5,054,878
	25,356,570	24,446,569	17,049,587

Expenses
Network delivery - service revenue	3,988,806	5,055,365	3,647,579
Network delivery - product revenue	1,388,114	1,617,218	3,761,946
Software development	8,162,595	7,566,227	6,914,291
General and administration	4,021,971	4,893,640	4,480,258
Sales and marketing	896,791	1,202,699	1,140,028
Amortization of intangible assets	2,550,452	3,243,359	3,214,908
Amortization of property and equipment	2,368,539	2,770,357	2,044,145
Impairment of property and equipment (f)	40,085	55,077	-
Goodwill impairment (f)	-	-	1,086,577
	23,417,353	26,403,942	26,289,732

Earnings (loss) from operations	$ 1,939,217	$ (1,957,373)	$ (9,240,145)

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The reconciliation between Canadian GAAP and US GAAP of the net earnings (loss) for the year is as follows:

	2010	2009	2008

Net earnings (loss) for the year under Canadian GAAP	$ 6,851,994	$ (1,769,666)	$ (8,717,026)
Change in fair value of embedded foreign currency derivatives relating to warrants (e)	-	22,531	4,671,206
Deferred tax benefit (i)	841,541	-	-
Net earnings (loss) for the year under US GAAP	7,693,535	(1,747,135)	(4,045,820)

Other comprehensive loss:

Unrealized foreign exchange loss on translation of foreign subsidiaries with different functional currencies	(510,342)	(652,661)	(346,964)
Comprehensive gain (loss) under US GAAP	$ 7,183,193	$ (2,399,796)	$ (4,392,784)
Basic earnings (loss) per share under US GAAP	$ 0.23	$ (0.05)	$ (0.12)
Fully diluted earnings (loss) per share under US GAAP	$ 0.23	$ (0.05)	$ (0.12)

b)   Balance sheets

	2010		2009
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Assets

Current assets	$ 11,560,897	$ 11,560,897	$ 9,405,085	$ 9,405,085
Intangible assets	1,115,794	1,115,794	3,892,211	3,892,211
Goodwill (note h, i)	658,904	8,119,119	1,664,759	8,175,822
Deferred tax asset (i)	4,953,934	4,953,934	-	-
Other long-term assets	5,230,829	5,230,829	6,174,920	6,174,920

Total assets	$ 23,520,358	$ 30,980,573	$ 21,136,975	$ 27,648,038

Liabilities & Shareholders' Equity

Liabilities

Current liabilities	$ 6,312,004	$ 6,312,004	$ 10,534,826	$ 10,534,826
Warrants liability (note e)	-	-	-	-
Long-term liabilities	78,876	78,876	409,615	409,615

Shareholder's Equity

Share capital	66,200,215	66,199,666	66,017,456	65,909,296
Contributed surplus (note e)	18,933,619	16,329,794	18,521,086	15,917,261
Deficit (note e, h, i)	(65,684,820)	(55,620,231)	(72,536,814)	(63,313,766)
Accumulated other comprehensive loss	(2,319,536)	(2,319,536)	(1,809,194)	(1,809,194)

	$ 23,520,358	$ 30,980,573	$ 21,136,975	$ 27,648,038

(c) Subsequent events

The Company has analyzed its operations subsequent to September 30, 2010 and has determined that it does not have any material subsequent events to disclose in these financial statements.

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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

As a result of these new accounting standards in Canada and the United States, there are no material GAAP differences related to the Company's stock-based compensation awards during the period ended June 30, 2008 and 2007.

At September 30, 2010, the total compensation cost related to non-vested awards not yet recognized was $4,473 (2009 - $415,027) which will be recognized over the remaining vesting period of 2 months. No amount has been included for forfeitures as the amount is immaterial.

(e) Warrants Liability

Under US GAAP, the Securities Exchange Commission ("SEC") determined that it is not possible to treat as equity, warrants whose exercise price currency denomination is different from the functional currency of the entity. The SEC generally views such instruments as derivative liabilities. Therefore, the Company applied EITF 07-5 "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock", and allocated the fair value of warrants issued whose exercise price currency denomination is different than the Company's functional currency as a liability, to be carried at fair value, with changes in fair value to be recorded in operations. The change in fair value of these warrants for the year ended September 30, 2010 was $nil (2009 - $22,531) and was recognised through the statement of earnings (loss). Effective March 30, 2009, all warrants outstanding with an exercise price currency denomination different to the Company's functional currency expired, unexercised.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
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

(h) Redemption of Limited Partnership units

During the year ended September 30, 2004, the Company redeemed limited partnership units and recorded the cost as a charge to deficit for Canadian GAAP purposes. Under US GAAP, the Company applied ASC 805, Business Combinations (formerly SFAS No. 141, "Business Combinations"), and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders' equity. The Company applies ASC 350, Intangibles - Goodwill and Other, in determining if there is any impairment in value. As at September 30, 2010, no impairment in value has been recorded to date.

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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The Company files income tax returns in the U.S., Canada and the United Kingdom. We are subject to income tax examination by tax authorities in all jurisdictions from our inception to date. Our policy is to recognize interest expense and penalties related to income tax matters as tax expense. At September 30, 2010, we do not have any significant accruals for interest related to unrecognized tax benefits or tax penalties. Based on the Company's evaluation, there are no significant uncertain tax positions requiring recognition or measurement in accordance with ASC 740.

During the year ended September 30, 2010, the Company recorded a deferred tax asset relating to the utilization of Pixology loss carryforwards to offset the current year income taxes payable in the amount of $363,728. The Company also determined that a portion of the previously unrecognized Pixology loss carry forwards should be recognized as the likelihood of realization of the tax asset was estimated to be more likely than not.

Canadian GAAP requires that a future income tax asset acquired in a business combination that was not recognized at the time of acquisition as an identifiable asset but is subsequently recognized by the acquirer should be applied to reduce goodwill and intangibles to zero, with any remaining amount recognized as a reduction to income tax expense.

Accordingly, an amount of $949,152 and $89,266 was credited against Pixology goodwill and intangibles respectively.

US GAAP requires reversals of a valuation allowance related to acquired losses and deductible temporary differences to be recognized as a deferred tax benefit in the Statement of Earnings (Loss) and Comprehensive Gain (Loss).

During the year ended September 30, 2010, the Company determined that it was more likely than not to realize the loss carryforwards and other deductible temporary differences arising in Canada. As a result the Company reversed the valuation allowance relating to these items and recorded a future tax benefit. A portion of the valuation allowance of $107,611 related to share issue costs that are deductible for tax purposes. In accordance with Canadian GAAP, this was recorded as a future tax benefit within the Company's Statement of Earnings (Loss) and Comprehensive Gain (Loss). US GAAP, however, requires the benefit associated with the reversal of a valuation allowance relating to equity items be recorded as an increase to share capital. Accordingly, for US GAAP an amount of $107,611 was recorded as an increase to share capital.

(j) Recent U.S. announcements

Accounting Standards Update 2009-05

Effective October 1, 2009, the Company adopted ASU 2009-05, "Fair Value Measurements and Disclosures". The ASU provides a number of amendments to Subtopic 820-10, "Fair Value Measurements and Disclosures - Overall", regarding the fair value measurements of liabilities. The adoption of this ASU did not have a significant impact on the financial statements of the Company.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Accounting Standards Update 2009-06

Effective October 1, 2009 the Company adopted ASU 2009-06, "Income Taxes". ASU 2009-06 provides additional implementation guidance on accounting for uncertainty in income taxes. The adoption of this ASU has had no significant impact on the financial statements of the Company.

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

Accounting Standards Update 2010-02

In January 2010, the FASB released ASU 2010-02, "Consolidation (Topic 810): accounting and reporting for decreases in ownership of a subsidiary - a scope clarification". ASU 2010-02 is effective at the beginning of the period ending on or after December 15, 2009 and describes amendments that clarify the types of transactions that should be accounted for as a decrease in ownership of a subsidiary as set forth in consolidations topic of the FASB Accounting Standards Codification (Subtopic 810-10). The Board's objective in making the amendments is to remove the potential conflict between guidance in that Subtopic and asset de-recognition and gain or loss recognition guidance that may exist in other U.S. GAAP. The adoption of this ASU has had no impact on the financial statements of the Company.

Accounting Standards Update 2010-05

In January 2010, the FASB released ASU 2010-05, "Compensation - Stock Compensation (Topic 718): escrowed share arrangements and the presumption of compensation". ASU 2010-05 codifies EITF Topic D-110, escrowed share arrangements and the Presumption of Compensation, and amends paragraphs 505-50-S25-3, 718-10-S25-1, and 718-10-S99-2. The adoption of these amendments had no impact on these financial statements.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Accounting Standards Update 2010-06

In January 2010, the FASB released ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820): improving disclosures about fair value measurements". The ASU provides a number of amendments to Subtopic 820-10, that require new disclosures and that clarify certain existing disclosures related to fair value measurements. ASU 2010-06 is effective at the beginning of the period ending on or after December 15, 2009. The adoption of this ASU did not have a significant impact on these financial statements.

Accounting Standards Update 2010-08

In February 2010, the FASB released ASU 2010-08, "Technical corrections to various topics". ASU 2010-08 was issued to amend certain US GAAP provisions to eliminate inconsistencies, outdated provisions and provide further clarifications where required. The Board concluded that the guidance in the amendments will not result in pervasive changes to current practice, and while none of the provisions in the amendments in this ASU fundamentally change U.S. GAAP, certain clarifications made to the guidance on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and, thus, special transition provisions are provided for accounting changes related to that Subtopic. The amendments in ASU 2010-08 are effective for the first reporting period beginning after issuance, except for certain amendments made to Topic 815 which are effective for fiscal years beginning after December 15, 2009. The amendments of this ASU have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-09

In February 2010, the FASB released ASU 2010-09, "Subsequent Events (Topic 855): amendments to certain recognition and disclosure requirements. The amendments in ASU 2010-09 are effective upon issuance, and address certain implementation issues including: (i) eliminating the requirement for SEC filers to disclose the date through which it has evaluated subsequent events; (ii) clarifying the period through which conduit bond obligors must evaluate subsequent events; and (iii) refining the scope of the disclosure requirements for reissued financial statements. The Board's objective in making the amendments is to remove potential conflicts between U.S. GAAP and SEC guidance. The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2010-11

In March 2010, the FASB released ASU 2010-11, "Derivatives and Hedging (Topic 815): scope exception related to embedded credit derivatives". The amendments in ASU 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. ASU 2010-11 provides clarifications and related additional examples to improve financial reporting by resolving potential ambiguity about the breadth of the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 15-9 of Topic 815. The Company does not anticipate the amendments of ASU 2010-11 will significantly impact the financial statements of the Company.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Accounting Standards Update 2010-12

In April 2010, the FASB released ASU 2010-12, "Income Taxes (Topic 740): accounting for certain tax effects of the 2010 health care reform acts". ASU 2010-12 codifies Subtopic 740-10. The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-13

In April 2010, the FASB released ASU 2010-13, "Compensation - Stock Compensation (Topic 718): effect of denominating the exercise price of a share based payment award in the currency of the market in which the underlying equity security trades - a consensus of the FASB Emerging Issues Task Force." ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition, therefore such an award should not be classified as a liability. The Company does not anticipate the amendments of ASU 2010-13 will have a financial impact on the Company's results.

Accounting Standards Update 2010-20

In July 2010, the FASB released ASU 2010-20, "Receivables (Topic 310)". ASU 2010-20 is effective for interim and annual reporting periods ending on or after December 15, 2010. The objective of ASU 2010-20 is to provide additional information to assist financial statement users in assessing an entity's credit risk exposures and evaluating the adequacy of its allowance for credit losses as it relates to an entity's portfolio of financing receivables. The amendments in ASU 2010-20 affect all entities with financing receivables, excluding short-term trade accounts receivable or receivables at fair value or lower of cost or fair value. The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-21

In August 2010, the FASB released ASU 2010-21, "Accounting for Technical Amendments to Various SEC Rules and Schedules". ASU 2010-21 amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The amendments have had no impact on the financial statements of the Company.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Accounting Standards Update 2010-22

In August 2010, the FASB released ASU 2010-22, "Accounting for Various Topics". ASU 2010-22 amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics. The amendments have had no impact on the financial statements of the Company.

Business Combinations

In December 2007, the Financial Accounting Standards Board (FASB) issued new accounting guidance as outlined in ASC 805, Business Combinations regarding business combinations and non-controlling interests in consolidated financial statements. This new guidance retains the fundamental requirements in previous guidance for business combinations requiring that the use of the purchase method be used for all business combinations. The acquirer is required to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Additionally, business combinations will now require that acquisition costs to be expensed as incurred, the recognition of contingencies, restructuring costs associated with a business combination must generally be expensed and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is the year ending September 30, 2010 for the Company. Since adoption of this standard, effective October 1, 2009, the Company has not undertaken any transactions to which these revised rules apply.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB clarified guidance on non-controlling interests in consolidated financial statements.  The clarification requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  This update is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption, effective October 1, 2009 to have any significant impact.

Determination of the Useful Life of Intangible Assets

Effective October 1, 2009 the Company adopted FASB's updated guidance as outlined in ASC 350, Intangibles - Goodwill and Other regarding the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this revised guidance is to improve the consistency between the useful life of a recognized intangible and the period of expected cash flows used to measure the fair value of the asset. The adoption of this revised guidance has not had a significant impact on the financial statements of the Company.

.