Form 20-F
period 2011-09-30
PNI DIGITAL MEDIA INC
filed 2012-03-21
CIK 1036642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2011

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

34,010,958 Common Shares Without Par Value

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, Indicate by check mark which financial statement item the registrant has elected to follow:

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

PART I

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following table summarizes certain selected consolidated financial data for each of the five financial years ended September 30, 2011. The selected financial data set forth below with respect to our consolidated statements of operations for each of the three financial years in the period ended September 30, 2011 and with respect to the consolidated balance sheets as at September 30, 2011 and 2010, are derived from our audited consolidated financial statements included elsewhere in this annual report. With the exceptions of weighted average number of shares and basic diluted net loss per common share data, consolidated statements of operations data for the years ended September 30, 2008 and 2007, and consolidated balance sheet data as at September 30, 2009, 2008 and 2007, have been derived from our consolidated financial statements that have not been included in this annual report.

Readers should read the following selected financial data in conjunction with our consolidated financial statements and the notes thereto appearing in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Readers are referred to Note 25 in the accompanying September 30, 2011 consolidated financial statements for a quantitative and qualitative reconciliation of the measurement differences between Canadian GAAP and generally accepted accounting principles in the United States (“US GAAP”), as it relates to us.

The data is expressed in Canadian dollars (“CDN$”), unless otherwise described. We refer readers to “Currency and Exchange Rates” below for a history of exchange rates between the Canadian dollar and the U.S. dollar.

Selected Financial Data:

Under Canadian GAAP	For the years ended September 30th
Item	2011	2010	2009	2008	2007
Revenue	$23,686,351	$25,356,570	$24,446,569	$17,049,587	$7,511,328
Profit (loss) from operations	$234,280	$1,979,302	$(1,902,296)	$(8,153,568)	$(4,747,488)
Net profit (loss) for the year	$1,101,176	$6,851,994	$(1,769,666)	$(8,717,026)	$(6,072,236)
Comprehensive profit (loss)	$1,074,784	$6,341,652	$(2,422,327)	$(9,063,990)	$(6,881,805)
Basic net profit (loss) per common share	$0.03	$0.20	$(0.05)	$(0.26)	$(0.20)
Fully diluted net profit (loss) per common share	$0.03	$0.20	$(0.05)	$(0.26)	$(0.20)
Total assets	$22,452,019	$23,520,358	$21,136,975	$20,623,453	$25,758,619
Net assets (liabilities)	$18,826,980	$17,129,478	$10,192,534	$10,263,657	$17,611,126
Capital Stock	$66,419,784	$66,200,215	$66,017,456	$65,614,347	$65,293,214
Weighted average number of Common Shares - basic (1)	33,927,659	33,804,338	33,610,843	33,383,866	29,877,739
Weighted average number of Common Shares - diluted (1)	33,948,813	33,908,352	33,610,843	33,383,866	29,877,739
Common shares issued and outstanding (1)	34,010,958	34,210,782	34,243,182	33,464,432	33,315,536
Long term obligations and redeemable preferred stock	Nil	Nil	176,056	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil
(1)	See Item 3.A.
3

The above selected financial data in accordance with U.S. GAAP is indicated below:

	For the years ended September 30th
Item	2011	2010	2009	2008	2007
Revenue	$23,686,351	$25,356,570	$24,446,569	$17,049,587	$7,511,328
Profit (loss) from operations	$116,974	$1,939,217	$(1,957,373)	$(9,240,145)	$(4,747,488)
Net profit (loss) for the year	$1,285,382	$7,693,535	$(1,747,135)	$(4,045,820)	$(5,804,147)
Comprehensive profit (loss)	$1,258,990	$7,183,193	$(2,399,796)	$(4,392,784)	$(6,613,716)
Basic net profit (loss) per common share	$0.04	$0.23	$(0.05)	$(0.12)	$(0.19)
Fully diluted net profit (loss) per common share	$0.04	$0.23	$(0.05)	$(0.12)	$(0.19)
Total assets	$29,989,616	$30,980,573	$27,648,038	$27,134,516	$32,269,682
Net assets (liabilities)	$26,364,577	$24,589,693	$16,703,597	$16,752,189	$19,428,452
Capital Stock	$66,312,411	$66,199,666	$65,909,296	$65,506,187	$65,185,054
Weighted average number of Common Shares - basic (1)	33,927,659	33,804,338	33,610,843	33,383,866	29,877,739
Weighted average number of Common Shares - diluted (1)	33,948,813	33,908,352	33,610,843	33,383,866	29,877,739
Common shares issued and outstanding (1)	34,010,958	34,210,782	34,243,182	33,464,432	33,315,536
Long term obligations and redeemable preferred stock	Nil	Nil	176,056	Nil	Nil
Cash dividends declared per common share	Nil	Nil	Nil	Nil	Nil
(1)	See Item 3. A.

Currency and Exchange Rates

All dollar amounts set forth in this annual report are in Canadian dollars, unless we indicate otherwise.

The rate of exchange for the U.S. dollar, expressed in Canadian dollars, as of February 24, 2012, was $0.9988, based on the noon rate as published by the Bank of Canada:

The following table sets forth the high and low exchange rates for each month during the previous six months, based on the noon rate as published by the Bank of Canada:

Previous Six Months

	August 2011	September 2011	October 2011	November 2011	December 2011	January 2012
High Rate	0.9910	1.0389	1.0604	1.0487	1.0406	1.0272
Low Rate	0.9580	0.9752	0.9935	1.0126	1.0105	0.9986

 The following table sets forth:

•	the rates of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of each of the periods indicated;

•	the average of the exchange rates in effect on the last day of each month during such periods; and

•	the high and low exchange rate during such periods, in each case based on the noon rate as published by the Bank of Canada.

Years ending September 30

	2011	2010	2009	2008	2007
Rate at end of Period	1.0329	1.0298	1.0722	1.0382	0.9929
Average Rate During Period	0.9868	1.0407	1.1804	1.0090	1.1143
High Rate	1.0389	1.0845	1.3000	1.0819	1.1873
Low Rate	0.9449	0.9961	1.0609	0.9057	0.9914

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

Until 2007 we had been focused on the Canadian marketplace. Since that time we have added a number of large new customers in the United States marketplace, including Costco USA, SAMS Clubs USA and CVS/pharmacy. As a result of this we are now more concentrated in the United States marketplace. The United States marketplace for photofinishing is approximately ten times the size of the Canadian marketplace and due to our recent success in the United States market, a substantial portion of our operations is based on sales and services rendered to customers in the United States. Further, with our acquisition of Pixology in July 2007 and our acquisition of WorksMedia in March 2009, we have expanded into the United Kingdom. Although Pixology has lost customers since this acquisition and may lose additional customers going forward, we continue to expect a significant portion of our sales and services will be rendered to customers in the United Kingdom. Finally, during the past two fiscal years we have begun expanding the delivery of our service to customers outside of Canada, the United States and the United Kingdom to countries such as China, Australia, South Africa and other parts of Europe; however our financial performance will not be materially affected by fluctuations in the value of the Canadian dollar against the currencies in the other jurisdictions as we currently bill customers in Canadian dollars, U.S. dollars, or United Kingdom pounds. We record the financial results for the operations of our UK subsidiary in United Kingdom pounds and also undertake certain transactions with our United States customers in U.S. dollars. Sales to other jurisdictions around the world are conducted either in United Kingdom pounds, Canadian dollars or United States dollars. Our consolidated financial results are reported in Canadian dollars. As a result, our earnings and financial position are affected by foreign exchange rate fluctuations in a number of ways: Firstly, the Company is subject to translation risk. Translation risk is the risk that an entity’s financial statements for a particular period, or at a certain date, depend on the prevailing exchange rate of the local currencies in which its foreign subsidiaries operate against the Canadian dollar; secondly, the Company is subject to transaction risk. Transaction risk is the risk that the exchange rate at which a transaction is initially recorded will be different from the rate at which it is settled; and thirdly, as a significant amount of the Company’s revenue is now in either US dollars or British pounds, any weakening in these exchange rates relative to the Canadian dollar will impact the revenue that is recorded by the Company. In extreme cases, this could eliminate the impact of underlying growth being experienced within the industry and result in a situation where the Company’s revenue declines even though the level of activity taking place through its platform is increasing.

At the present time, we have no plan or policy to utilize forward contracts or currency options to minimize or hedge this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

Our operating results are affected by consumer preferences for digital photography

As the Company’s operations predominantly relate to hosting retailers online photo centers, and our revenue model is principally based on the volume of orders placed through such photo centers, should consumer preferences for digital photography change, our revenues may be significantly affected.

Our quarterly results may fluctuate.

Our future revenues and operating results may vary significantly from quarter to quarter due to a number of factors, some of which are outside of our control. Factors that could cause results to vary include:

•	demand for services, including seasonal and holiday demand, and reduction in demand as a result of general market or economic conditions;
•	the ability of our customers to attract and retain visitors to their websites;
6

•	the ability of our customers to encourage repeat purchases from their customers;
•	the pricing and marketing strategies of our customers;
•	the cost of expanding or enhancing the services we provide to our customers;
•	volatility in our stock price, which may lead to higher stock based compensation expense for future stock option grants; and
•	improvements in the quality, cost and convenience of desktop printing of digital pictures and products.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in the company’s annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In the fiscal years ended September 30, 2007 and 2008, we concluded that our internal controls over our financial reporting were not effective. The deficiencies identified related to management’s application of certain complex GAAP requirements. As a result of this, management concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of September 30, 2008 and September 30, 2007. Following the identification of these deficiencies, we undertook remedial steps and plan to continue to take additional remedial steps to improve our internal and disclosure controls. There can be no guarantee that the measures taken will be sufficient to ensure accurate financial reporting in the future. A failure to provide accurate financial results may result in loss of investor confidence and may adversely impact the price of our common shares. In addition, our failure to maintain adequate internal and disclosure controls could lead to sanctions by the Securities and Exchange Commission and other regulatory bodies under the applicable legislation, including the Foreign Corrupt Practices Act of 1977.

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

A significant amount of time and effort has been focussed towards the development of new service offerings such as business printing and social stationery which will be offered across our platform to both existing and new customers. There can be no assurance that the market for our new services in these areas will emerge to a profitable level or be sustainable. Failure by the Company to sell these services to either new or existing customers may result in future internal growth targets not being achieved and the cost of developing these new services not being recovered.

The Company is reliant on a single service provider for its new custom social stationery and business printing offerings; and have a contractual commitment which limits the use of a different service provider without consent. Should the relationship with the exclusive provider terminate, the Company may face restrictions on supplying the custom social stationery and business printing services to any new customers.

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

We generate a significant portion of our revenue from a small number of customers. During fiscal 2011, we earned Cdn$21,057,066 from four (4) customer groups, representing 89% of our total revenue for the year. While we are working to expand our customer base, there can be no assurance we will be able to reduce our reliance on these key customers. If our existing customers do not elect to renew their contracts with us at the expiry of their current term, our recurring revenue base will be reduced, which could have a material adverse effect on our results of operations.

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

Certain competitors have the ability to offer discounted printing services. While in the majority of our agreements we are not directly affected by discounts in the price charged to consumers by our customers, consumers may determine not to print their photos through our retail customers’ services, resulting in fewer transactions through such retailers, and reduced revenue to us. However, we are directly affected by discounts in the price charged to consumers by the retailer under certain agreements where we are responsible for the fulfillment of print orders, the provision of certain consumer deliverables and other media to the retailer’s end consumer. Under this type of arrangement, we pay the retailer a commission for the use of their website and other services provided by the retailer.

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
12

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

In addition, we may require additional capabilities, we cannot assure that we will be successful in attracting personnel of the appropriate calibre.

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

In order to remain competitive, we must continually develop new product lines for our customers. We expect to continue developing new product lines, such as online printing of business and social stationery, and expand current product lines, subsequent to calendar 2011. The development of new product lines may result in increased expenditures during the development and implementation phase, which could negatively impact our results of operations. In addition, we are a small company with limited resources and diverting these resources to the development of new product lines may result in reduced customer service turn around times and delays in deploying new customers. These delays could adversely affect our business and results of operations.

In the past we have relied on the proceeds of financings to fund our operations. In the past, we had negative cash flows from operations, including up to the year ended September 30, 2008. We achieved positive cash flows from operations for the years ended September 30, 2009, 2010 and 2011 and while we believe we will generate sufficient cash flow to meet our expected cash requirements for fiscal 2012, if we are unable to continue to generate positive cash flow from operations or continue to raise funds, we may be required to limit or curtail operations in the future.

Since inception and up to the year ended September 30, 2009 we have operated at a loss and, at September 30, 2011, had an accumulated deficit of Cdn$64,583,644. The successful implementation of our business strategy depends on numerous factors including economic, competitive and other conditions and uncertainties, the ability to hire and retain qualified personnel, the ability to obtain financing for continued development and commercialization of our products. Adverse economic or competitive conditions or the failure to hire and retain qualified personnel or obtain financing if required could affect our operations in the future.

During the year ended September 30, 2011 we recorded a profit of Cdn$1,101,176, and during the same period recorded cash inflows from operations of Cdn$1,921,057. In addition, we are currently generating sufficient revenues to cover our operating expenses. However, if our revenue growth slows or declines and our expenses do not slow or decline at an equal or greater rate we may be unable to continue to generate positive cash flows. If we are unable to generate positive cash flow from operations or raise the funds necessary to continue existing operations, we may be required to either limit or curtail operations.

As of September 30, 2011, we had cash and cash equivalents of approximately Cdn$3,936,176. The cash available, along with anticipated positive cash flow from operations are expected to meet our requirements for fiscal 2012. See “Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources”.

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

During the year ended September 30, 2011 our common shares traded in Canada on the TSX Venture Exchange (“TSX-V”). Subsequent to September 30, 2011 the Company’s application to the Toronto Stock Exchange (“TSX”) was approved and effective October 18, 2011 the Company’s shares were de-listed from the TSX-V and began trading on the TSX. In the United States the Company’s common shares are traded on the OTC Bulletin Board. Trading of these shares is presently concentrated in the United States marketplace, however, at present there is a limited trading market in the United States for our common shares and such is unlikely to develop further while we are quoted on the OTC Bulletin Board. We have no agreement with any broker-dealer to act as a market-maker for our common shares. One or more broker-dealers have become market makers in our shares quoted on the OTC Bulletin Board. However, there is no guarantee that this will continue. Any trading is currently limited to the non-NASDAQ over-the-counter market. There can be no assurance that our securities will ever qualify for listing on any other stock market or stock exchange in the US or elsewhere. Accordingly, there can be no assurance that any US market for our securities will continue.

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
15

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

On January 6, 2012, our common shares closed at a price of Cdn$0.70 on the TSX and US$0.68 on the OTC Bulletin Board. During the period from October 1, 2010 to September 30, 2011, the adjusted high and low trading prices of our common shares on the TSX-V were Cdn$1.80 and Cdn$0.80, respectively, with a total reported trading volume of 8,353,700 shares. For the same period, the adjusted high and low trading prices of our common shares on the OTC Bulletin Board were US$1.77 and US$0.80, respectively, with a total reported trading volume of approximately 12,404,855 shares. The trading volume of our shares on the OTC Bulletin Board may not be representative of actual trading volume due to double ticketing of orders that may have occurred on one or more days of the period analyzed.

Daily trading volume on the TSX-V of our common shares for the period from October 1, 2010 to September 30, 2011 has fluctuated, with a high of 670,000 shares and a low of zero shares, averaging approximately 33,282 shares. Daily trading volume on the OTC Bulletin Board in our common shares for the period from October 1, 2010 to September 30, 2011 has fluctuated with a high of 872,000 and a low of zero, averaging approximately 50,222. Accordingly, the trading price of our common shares may be subject to wide fluctuations in response to a variety of factors including announcement of material events by us such as the status of required regulatory approvals for our products, competition by new products or new innovations, fluctuations in our operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights. The trading price of our common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

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
16

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

There is no guarantee that an active trading market for our common shares will be maintained on the OTC Bulletin Board or the TSX. Shareholders may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

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

ITEM 4. INFORMATION ON THE COMPANY

Summary

We are a company incorporated under the Business Corporations Act (British Columbia). Our principal and registered offices are located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, V6B 6E3. We also have an office in, Southampton, England and up until May 2011, one in Secaucus, New Jersey. Substantially all of our business is conducted out of our Vancouver and Southampton offices. Our New Jersey office was a sales office which we acquired upon completion of the acquisition of Pixology plc (“Pixology”), however during the year the final employee of this office ceased employment with us and accordingly the office was closed down. Our Southampton office is a sales and customer support office which we acquired upon completion of the acquisition of WorksMedia Ltd (“WorksMedia”), although has previously operated as an engineering centre. Prior to our acquisition of WorksMedia our UK operations were run out of an office in Guildford, England. After the completion of our acquisition we relocated our Guildford based staff to the newly acquired Southampton office which offered lower day to day operating costs and closed down our Guildford location.

We provide software and technology to retailers, Internet portals and web sites, and telecommunication service providers (including mobile phone companies). Our principal service is the PNI Digital Media Platform. The PNI Digital Media Platform consists of digital imaging technology which we provide to retailers who provide, or wish to provide, photo print, photo gift stationery and business card print services, professional and commercial photo processing labs, image content owners, and targeted portal services (collectively, the “Retailer”). The PNI Digital Media Platform enables the Retailer to provide digital photo and personalized product services from desktops, kiosks, and mobile phones, through the Internet to end user customers. End user customers upload their digital images through the Internet via the Retailer’s website, or at a retail outlet through an in-store kiosk for printing and storage by the Retailer. The Retailer controls the process from image upload to final delivery of the end product. We act as a platform intermediary in the process, and as a “white label” solution are not visible to the end user customer unless the Retailer chooses to disclose us as the provider of their solution. Currently, our principal service enables Retailers such as Costco and Sams Clubs to provide photo print and photo gift services through the Internet and at in store kiosks.

Under our general business model we charge Retailers a combination of fixed and variable fees including: initial fees or an annual license fee for the development, maintenance and continued enhancement of the digital print capture portion of their website or kiosk-based software; (ii) monthly fees for their connection to the PNI Digital Media Platform; (iii) transaction fees based on every order placed, or for images uploaded, through the PNI Digital Media Platform; and (iv) fees for the continued storage of the Retailers customers’ digital images. There are different variations in the fees charged based upon the contractual relationship with each Retailer and the service provided.

In some instances, we provide services to the ultimate customers who access the PNI Digital Media Platform through a retailer’s website. These services include taking on the responsibility for the fulfillment of print orders, the provision of certain consumer deliverables and other media. We pay the retailer a commission for the use of their website and other services provided by the retailer. We are responsible for fulfilling the ultimate customers’ orders and fulfill our obligations through the use of third party suppliers who ship the products directly to the customer. Under this type of arrangement, we record the revenue when the product is shipped to the customer, net of estimated returns, as we have transferred the significant risks and rewards of ownership to the customer at that time. We adjust the estimated returns to the actual returns when determinable.

With the acquisition of Pixology in July of 2007, we entered into the provision of a parallel digital print capture service with the delivery of photo kiosk software. Photo kiosks are in store computer interfaces through which consumers upload, edit and order images for pick up in store. This acquisition also resulted in us acquiring Pixology’s online photo solution. As we determined that our solution was more robust we phased out this service by replacing it with the PNI Digital Media Platform.

With the acquisition of WorksMedia in 2009, we further provisioned advanced digital print capture services for photo kiosks and websites.

As at September 30, 2011, we have two wholly owned active subsidiaries, PNI Digital Media Ltd (formerly Pixology Limited) and PNI Digital Media Europe Ltd (formerly Pixology Software Limited). PNI Digital Media Ltd., and PNI Digital Media Europe Ltd are located in the United Kingdom. The consolidated operations of PNI Digital Media Ltd, and PNI Digital Media Europe Ltd. are collectively referred to as PNI Europe.

A. History and development of the Company

We were incorporated on December 1, 1995 pursuant to the laws of British Columbia, Canada under the name InMedia Presentations Inc. We changed our name on July 14, 1999 to PhotoChannel Networks Inc. On November 2, 2006, we consolidated our outstanding common shares on a one new share for ten old shares basis. On completion of the consolidation, we had approximately 26,060,559 common shares outstanding. Our financial statements for the years since that ended September 30, 2006, have been prepared on a post share consolidation basis. On July 2nd, 2007, we acquired Pixology PLC, a company with offices based in the UK and a sales office in the United States. On March 11th 2009, we acquired WorksMedia Ltd., a UK-based software company with offices in Southampton. On June 8th, 2009, we formally changed our name to PNI Digital Media Inc., As of September 30, 2011, we had 34,189,458 common shares outstanding.

Our principal executive office is located at 590-425 Carrall Street, Vancouver, British Columbia, Canada V6B 6E3, our telephone number is 604-893-8955 and our website can be accessed at www.pnimedia.com.

Important Events In the Development of Our Business

Important events in the development of our business are provided under Item 4.B., below, and in other sections of this filing.

Principal Capital Expenditures And Divestitures

We continue to develop, change and enhance our software and product offerings. Since October 1, 1999, the only capital divestiture has been the filing by our US operating subsidiary, PhotoChannel, Inc., under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001. The only capital expenditures have been for computer equipment, software and furniture and leaseholds, which occurred in the normal course of our operations. Our total capital expenditures were approximately $2,224,495 compared with $1,468,825 for the year ended September 30, 2010, and $2,182,637 for the year ended September 30, 2009. Prior to 2009 we financed capital expenditures primarily by issuing common shares. All expenditures subsequent to the year ended September 30, 2009 were financed through cash flows generated from operations. Further details applicable to our anticipated capital expenditures and funding sources are detailed in Liquidity and Capital Resources in Item 5.B.

Principal Capital Expenditures And Divestitures Currently in Process

As of January 6, 2012 there were no capital expenditures or divestitures in process outside of the normal course of business.

Public Takeover Offers

There have been no public takeover offers by third parties in respect of our shares.

Acquisitions of subsidiaries

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

Information Concerning PNI Digital Media Europe Ltd.

Acquisition of Pixology

The Company acquired Pixology on July 2, 2007. Pixology had two principal product offerings – in-store kiosk technology and an online digital printing solution called the Pixology Online Photo Center, which is similar to our PNI Digtial Media Platform offering. Pixology’s focus was in the delivery of software for in-store kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery.

Acquisition of WorksMedia

On February 25, 2009, the Company acquired 100% of the issued and outstanding share capital of WorksMedia Ltd., a company based in Southampton, England. Under the terms of the Agreement, we paid the shareholders of WorksMedia Ltd. the Sterling equivalent of $2.1 million based upon the exchange rate published by the Bank of England on February 25, 2009 in thirteen equal monthly instalments and issued to the shareholders of WorksMedia 750,000 common shares of PNI Digital Media Inc. which are being released to the former WorksMedia Ltd. shareholders in three equal instalments of 250,000 common shares after 12, 24, and 36 months after closing of the purchase, for all the issued and outstanding shares of WorksMedia Ltd. If certain performance targets are met, the shareholders of WorksMedia receive up to an additional 900,000 common shares over the three year period from the date of acquisition. To date, such performance targets have not been met.

WorksMedia Ltd. was a provider of software for in-store kiosks, with an existing deployment of WorksMedia software to more than 3000 kiosks.

Since Acquisition

Since the acquisition of the above two entities, starting with Pixology on July 2, 2007; we have:

•	taken over the in-store kiosk product offering of Pixology in fiscal 2007;

•	transferred Pixology’s online customer base to the PNI Digital Media Platform by the end of fiscal 2010;

•	employed both Pixology and WorksMedia intellectual property within our corporate group, including the re-branding of WorksMedia’s products to the PNI Digital Media brand and integrating the WorksMedia products into the PNI Platform; and

•	amalgamated the operations of WorksMedia Ltd. with Pixology on April 1, 2010, to form PNI Europe, completing a process that began in 2009.

PNI Europe generated a profit before tax of $1,472,718 during fiscal 2011, $593,366 during fiscal 2010, and a loss before tax of $711,683 in fiscal 2009. The fiscal 2010 results include the results of operations of the newly amalgamated entity since April 1, 2010.

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

Subsequent to March 2001, our focus has been one of a digital imaging technology provider for a wide variety of businesses including photofinishing retailers, professional and commercial photo processing labs, image content owners and targeted portal services. We have created and manage a digital network environment (the “Platform” or “PNI Digital Media Platform”) whose focus is on delivering digital image orders from capture to fulfillment under the control of our originating Platform member.

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

With the establishment and launch of our Platform, we distanced ourselves from our past of being an Internet photofinishing “mail order” service and transformed into an Internet infrastructure company that manages a platform environment that today is focused on delivering digital imaging and personalized product creation and ordering through our retail relationships and connectivity to retail locations.

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

The Company has invested a significant amount of time and effort towards the development of new service offerings such as business printing and social stationery which we plan to offer across our platform to both existing and new customers. The Company launched its first business printing offering through Costco Canada during the first quarter of fiscal 2012; and launched its first social stationery offering through Walgreens during the second quarter of fiscal 2012. The Company has capitalized $186,426 in costs at the end of September 30, 2011 relating to the development of these new service offerings; and anticipate completing development by early calendar 2012.

Retail Digital Photography Market

Digital photography has grown at a rapid pace in the last several years. Mainstream adoption of digital cameras by consumers replacing older film cameras has been facilitated by improved technology and rapidly falling prices. In addition, the advent and proliferation of mobile phones that include suitable resolution cameras on board has made taking digital photos an almost every-day affair for many consumers.

Industry analysts estimate that digital camera sales have grown from 4.5 million units in 2000 to an estimated 24.8 million units in 2010.1 Analysts estimate that 81% of US households have at least one digital camera, as compared to 75% and 73% in 2009 and 2008.2 At the same time, by 2010 film camera sales have fallen to almost nil.

There is no demographic which digital cameras are exclusive to, especially in light of constantly falling prices the last several years. Nor is there a prohibitive degree of technological sophistication required to operate these cameras. The average price paid for a digital camera has fallen from $315 in 2004 to $303 in 2005, and continues to fall.3

Digital Single Lens Relfex (DSLR) cameras are higher priced, higher resolution, more sophisticated models, and afford consumers better and more professional quality capabilities. They differ from mainstream smaller sleeker point-and-shoot digital cameras with their characteristically lower resolution. DSLR cameras still represent a small (but growing) share of overall unit sales, but account for a disproportionately larger revenue share given their current average sales price of $942,4 as compared to a range of $1625 - $3036 for standard point-and-shoot mainstream digital cameras. DSLRs account for 6% of units shipped but a much more significant 19% of dollar value.7

1 PMA Marketing Research. Photo Industry 2010 Review and Forecast

2 Ibid

3 PMA Marketing Research: Photo Industry 2006 Review and Forecast / NPD Techworld

4 NPD Group Inc. from Wall Street Journal

5 NPD Group Inc. (Dec. 4, 2006)

6 PMA Marketing Research: Photo Industry 2006 Review and Forecast

7 Camera & Imaging Products Association (CIPA) from http://www.dpreview.com/news/0612/06120101cipashipq3.asp

In addition to the growth of point and shoot and DSLR digital cameras, the digital photography market has grown due to the proliferation of mobile phones that have a built-in digital camera mechanism. These ‘camera phones’ have increasingly better resolutions, enabling consumers to take images large enough to be produced as a photo print, collage print or select photo gifts.

Camera phone handsets in the North American marketplace totalled some 57 million by the end of 2005 (46% of all handsets) and this market is expected to continue to grow and reached an estimated 900 million units in 20108. By 2009, camera phones had penetrated 66% of US households9. Initial handset cameras had limited resolutions of less than 1 Megapixel, and limited capability to otherwise distribute or share the resulting image. However, the latest generation of camera phones have resolutions of up to 8 Megapixels or more. 74% of mobile handsets sold in the 2007 U.S. market are estimated to have built in cameras, with 13% of those having the higher 3.2 Megapixel camera sensors.10

Additionally, technology inside the phone unit itself such as Bluetooth wireless technology, widely available ‘cloud’ services that enable consumers to seamlessly share their images between devices and display screens, and improved software systems and navigation from both handset manufacturers and mobile network operators has made it much easier for consumers to transfer, distribute and/or share their camera phone images. Despite these improvements, the vast majority of the billions of camera phone images (estimated at 97%11) are today still not yet converted to prints, so a behavioural shift here would be significant.

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

Digital camera, webcam, mobile phone and scanner manufacturers fabricate devices for digitizing pictures. Their products capture an image and output it as a digitized picture, which can then be distributed and shared electronically (over the Internet, wireless networks, cloud services and otherwise), and printed in different ways. These images can be uploaded to the Internet for storage or transferred to CD, DVD or other forms of removable media and disks. Conventional film images can also be digitized through a scanning mechanism and then be manipulated in much the same way, but the utilization of conventional film cameras by consumers has almost disappeared, and with it the development of film into prints, and their subsequent need for digitization.

Digitized pictures can be printed either on home printer using a variety of technologies such as inkjet or laser printing) or at retail locations using technologies such as dye sublimation.

8 InfoTrends: Mobile Phone Survey 2007

9 PMA Marketing Research. Photo Industry 2010: Review and Forecast

10 iSuppli research from Wall Street Journal

11 Fuji from WSJ article Feb 08, 2007

Alternatively, they can be processed through an online service, which provides print photographs at a quality consistent with that offered by conventional photo printing at retail. Digital pictures may be stored on desktop or laptop computers, camera-enabled mobile phones, CDs, DVDs, other removable media formats, via online storage services or on a website of an online digital photography service provider. Consumers may also physically take the removable media memory card from their digital camera to retailers who offer digital photo kiosks, whereby consumers can then select and format their digital images for subsequent printing in store.

The advancements in digital photography are further fuelled by the public’s adoption and acceptance of broadband-based internet services, which has enabled a host of alternative services (online and at the retailer) to meet these new photo processing demands. As of 2011, approximately 77% of all US households now have some form of broadband internet service.12 Broadband internet services enable the quick and easy digestion of digital content offered over the internet, including the quick and easy transference of digital images to online printing and sharing offered by various websites.

The introduction of camera phones mentioned above has bred a host of different consumer behaviours and activities that include distribution by e-mail, Multimedia Messaging Service (MMS), saving them to the phone screen, transferring them to a PC, sharing them online via various web services and social media websites, printing them, and doing nothing with them.

There is a strong correlation between digital camera ownership, broadband usage, and camera phone ownership, with 79% of households with broadband and 63% of camera phone owners having a separate digital camera.13

The primary target market for our PNI Digital Media Platform services are leading print-on-demand venues such as large multi-outlet retailers, online communities, portals, and print fulfillment service providers associated with photo printing and other forms of on-demand print production. . The use of digital cameras has increased dramatically across North America and Europe, and as such so has the usage of high-quality digital photographic service providers, both at retail and online.

Photofinishing retailers originally viewed digital camera penetration as threatening their future photo business, as traditionally strong roll-based photo film processing has fallen steadily since the introduction of the digital camera. In the U.S. alone, roll-based photo film sales have fallen from 671 million rolls in 2003, to 571 million rolls in 2004, to 480 million in 2005 and an estimated 369 million in 2006 (a total drop of some 45% in that period). Commensurately, processing revenue has fallen in the same period from $5.39 billion in 2003 to an estimated $2.98 billion in 2006, a similar 44.7% drop.14 Film cameras now account for less than 1% of cameras sold in the US, even less so if camera phones are factored into the total market size.15

12 Point Topic: Broadband Penetration by Household, Q1-2011

13 2006 PMA Camera/Camcorder, Digital Imaging Survey

14 All figures here from PMA Marketing Research: Photo Industry 2006 Review and Forecast

15 PMA Marketing Research: Photo Industry 2010 Review and Forecast

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

Despite the number of online options for digital printing, we believe that the majority of consumers will not change their habits – they will continue to look to the photofinishing retailer as their destination for convenient, quality driven printing. Photofinishing retailers are making changes to ensure they remain at the center of photofinishing. As picture taking has become mostly digital, large retailers are ensuring they retain the foot traffic in their stores and the relationship with their customers. The first step for them is ensuring they have equipment that can print digital images and other photo-based merchandise such as photo books. The central piece of equipment retailers utilize for this is the “digital minilab”, with 17,000 of them installed in the US in 2004 (or over 50% of all minilabs), and an estimate of over 25,000 digital minilabs installed in 2008 representing over 76% of all minilabs.16 The rise of the digital minilab install base has been the defining factor in returning retailers to the forefront of printing pictures. Further, retailers have worked to retain their customer base by introducing online based digital photo processing functionality (with in store pick-up) and placing digital photo kiosks physically in store to serve as wide a customer base as possible.

Orders for digital prints and photo-related merchandise at retail (as opposed to at home by consumers directly and online) have been growing over the past several years. In 2006, it was estimated that 4.5 billion prints (41.3%) of the 10.9 billion printed digital photos in total were made through a photofinishing retailer. Industry analysts estimate that in 2009 there were 13.9 billion photo prints, of which 9.5 billion photo prints, or 68%, were to be printed at a photofinishing retailer.17

The advent of digital photography has brought consumers many advantages, including being able to use their digital images in a variety of ways. No longer limited to printing just simple photo prints, digital images can be shared online with friends, added to digital slideshows and set to music, and also used as part of self-created photo merchandise. As a result, key photo merchandise categories are expanding as consumers enjoy creating their own personalized merchandise. The photo book market, for example, has grown from $44M in 2004 to an estimated $421M market in 2010.18 Correspondingly, retail and online printing services market value has increased from $1B in 2004 to an estimated $1.99B in 2010.19

The growth of printing at retail has recently outpaced home printing, and is expected to continue to do so in the next couple of years, for a variety of reasons. This is reflected in relative home and retail printing volumes. For the first time since the introduction of digital cameras in the US, retail and online entities were the top destinations for digital printing in 2005. By 2008, of the digital photo exposures that get printed worldwide, 56 Billion or 43% were printed by retailers. Translated into photofinishing revenue, it was predicted that digital photofinishing at retail, from both store location drop-off and online orders, will be a $6.2 Billion industry by 2008. In 2000, 89% of all digital image printing was done at home with only 4% at retail, but by 2004, home printing had fallen to 56% with retailers printing 34% of all digital images. By 2010, retailers were printing an estimated 45% of all digital images. 20

16 InfoTrends

17 PMA Marketing Reseasrch, Photo Industry 2010 Review and Focus

18 Ibid.

19 Ibid.

20 InfoTrends

The number of prints ordered online and mailed to consumers’ homes peaked at 9 percent of the total prints made in 2005, up from under 7 percent the year before. The market share of pure online printing has faced increasing pressure from the increasing availability of cheap printing options at retail which are taking print orders in store (including at kiosks), and replicating the online entities’ offering of online ordering of prints without corresponding shipping charges. Further, retailers are able to significantly improve the consumer experience by allowing in-store print pick-up at a convenient location shortly after order placement online.

While the market for digital prints and photo related merchandise has grown considerably, consumer preferences have shifted from traditional photo prints to more personalized merchandise such as photo cards and photo books.

The Company’s transaction pricing model is based on a fixed amount per transaction or a percentage of retail value of each item sold. The transaction pricing model can be based on:

•	a set price earned for every print ordered, and a commission earned for every non-print item such as photo cards and photo books; or

•	an upload model which works well where a retailer sells mostly prints, is based on a set price earned for each image uploaded to a retailers online photo centre regardless of whether the image is used in an order

The Company’s transaction pricing model is geared towards generating a higher percentage of our retail customers digital print sales transacted through the PNI Digital Media Platform as compared to the percentage we earn on retailers sales of photo related merchandise. This shift in consumer preferences creates downward pressure on the Company’s revenue as a percentage of our retail customer’s sales.

We anticipate consumer preferences to continue shifting from digital prints to photo related merchandise, with the overall growth in the market to slow considerably as compared to the last 5 years.

* Data Sources: PMAI/PMA, InfoTrends, NPD Group Inc., IDC, Gartner Group, iSuppli, Mizuho Securities (Japan), CIPA (Japan), Parks Associates, Wall Street Journal, Fuji, Hewlett Packard (HP)

Customized social stationery and business printing market

The Company has invested significant time and effort to develop its new business printing and social stationery offerings in an effort to expand into new markets outside of photo through leveraging the existing PNI Digital Media Platform.

The market for both social stationery and business printing products is estimated to be larger than photo.

The social stationery offering is geared towards providing stylish cards, invitations, and personalized stationery.

The business printing offering is geared towards providing marketing products to small businesses.

Products

The PNI Digital Media Platform

On May 10, 2001 the first retail Platform members outfitted with their own branded Internet sites were activated onto our PNI Digital Media Platform. These retailers accept the upload of images that originate within digital cameras or have been scanned within the store environment to sites we create and host. Our Platform is a transparent component to the consumer, existing solely as the technology backbone of the retailer’s digital imaging strategy. The service enables retailers to offer a variety of products to their customers, from standard 4x6 prints to various gift items as well as certain non-photographic based products such as business cards and stationery. The service is designed to prompt end users to purchase gift items in addition to their 4x6 prints, thus increasing sales for our customers and increasing our revenues.

With the establishment and launch of our Platform, we distanced ourselves from our immediate past of being an Internet photofinishing “mail order” service into an Internet infrastructure company that owns retail relationships and manages a Platform environment that today is focused on delivering digital imaging and personalized product creation from order origination to fulfillment.

In October 2002, we launched our Platform with our first large retail chain, Black Photo Corporation (“Black’s”). At the time, Blacks’s operated 136 photo retail stores across Canada under the Black’s and Astral banners. As part of our Network, we developed a fully syndicated white branded site that allowed for orders to be placed online and then routed to a remote location for printing for ultimate pick up by the consumer at the store location of their choice. Black’s continued as a customer of our online platform until October 2010 when they took that portion of their business in-house as part of a corporate restructure. They continue as a customer of ours however for kiosk and CD-based software products.

Following on from this first deployment of our technology in this manner, we increased our retail photofinishing base to include other large scale retailers as follows:

Customer	Year business won

Black Photo Corporation	2002

Walmart Canada	2004

Costco Canada	2006

CVS/Pharmacy	2006

Walmart Puerto Rico	2007

Walmart Argentina	2007

Loblaws (under a partnership with Fujifilm Canada)	2008

Costco USA	2008

SAM’s Club USA	2008

Hallmark UK	2008

Kodak China	2008

Kodak Australasia	2008

Marks & Spencer	2009

Rite Aid	2012

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

Wal-Mart Canada has connected all of their 340 retail locations, Costco Canada has connected all of their 80 retail locations, CVS/pharmacy in the United States had connected 7,065 of their locations, Sam’s Club USA has connected 610 of their locations and Costco US has connected all 398 of their locations enabling all directly connected locations to offer a one hour digital printing solution from online ordering.

The addition of the above noted customers over the years has resulted in the number of transactions being handled over our Platform increasing significantly:

FY2007	FY 2008	FY 2009	FY 2010	FY 2011

3.8 million	7.6 million	14.6 million	17.1 million	18.4 million

Our Platform is not restricted to the provision of digital imaging services. We can provide a range of personalized products that can be created, ordered and routed over the PNI Digital Media Platform to our customers. In 2008, we extended the PNI Digital Media Platform to include creation and on-demand ordering and routing of greeting cards from a website. This extension of the PNI Digital Media Platform has been populated across some of our existing retailers, and has also been used to acquire new retailer customers. During the past twelve months, the Company has directed a portion of its resources at investigating and developing other personalized products and services that can be offered over the Platform. After careful consideration of a number of options, the two areas chosen for development were small business printing and social stationery. Small business printing services will allow the Company’s customers to offer an online service allowing consumers to order business collateral such as business cards, copies, flyers, letterhead and bound reports from their home or office and pick up the finished products in as little as an hour from the retailer’s store location. Social stationery services will allow the Company’s retailers to offer an online service providing personalised invitations and correspondence focused on life events such as weddings, birthdays, baby announcements etc. Both of these service offerings are currently in the process of being developed with the cost of development expected to continue during the first half of fiscal 2012 as the Company launches its first offerings in these areas. Since the end of fiscal 2011, the Company has launched business printing during the first quarter of fiscal 2012 and launched social stationery during the second quarter of fiscal 2012.

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

Red-eye correction technology

As part of the acquisition of Pixology, we acquired the IRISS red eye correction software. This software was not considered core to the Company’s future plans and upon the expiration of the contracts that were in place at the time of the acquisition, the Company made the decision to dispose of these assets. Accordingly, in March 2009, the Company entered into a licence agreement with a third party granting them an exclusive right to further develop, market and sub-licence the technology with complete ownership passing to them upon reaching certain financial milestones.

WorksMedia Software Technology:

With the acquisition of WorksMedia Ltd on February 25th, 2009, we further extended the capabilities of the PNI Digital Media Platform by adding extensible rich-media software to kiosks, desktop software and online websites. The principal deployment of the WorksMedia software has been on in-store kiosks. This software differs from the solution acquired with Pixology, in that it is focused on rich-media experiences for the end user, and is highly portable across almost any medium, including mobile phones. Furthermore, the software, given the nature of its flexibility, can support the creation of personalized photo gifts or other personalized products beyond simple photo prints in a kiosk environment, thereby creating another “on ramp” to the PNI Digital Media Platform for personalized products.

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

Summary of Gross Revenues

During the three years ended September 30, 2011, our revenue was generated as follows:

	Year Ended September 30,
	2011		2010		2009
Canadian based operations	$18,742,467	79%	$19,536,640	77%	$17,344,257	71%
United Kingdom based operations	4,943,884	21%	5,819,930	23%	7,102,312	29%
Total Revenue	$23,686,351		$25,356,570		$24,446,569

Competition

Online photo print services

Internet photography service providers offer different services, some associated with photofinishing, personalized photo gifts, stationery and small business printing collateral, others with archiving and sharing, and some provide a comprehensive photo community service. The following are the common services provided:

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

Printing of Digital Images

We provide an open, scalable and secure network for the retailers in photofinishing industry. Some of the most notable names in the online photofinishing business, including Shutterfly, do not currently compete for our retail customers. These companies have focused on a pure business to consumer model of online photofinishing. These companies compete with our retailers for end user customers, and directly compete with the established “mail order” retailers such as Mystic Color and District Photo (the world’s largest mail order photofinishing operator).

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

While Shutterfly’s direct to consumer model differs from ours, they do compete directly with our retailers for market share of the online photo print services market.

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

Our current customers, when given the alternative of “white labelling”, have gravitated quickly toward our solutions of technology coupled with our private label branding, service and flexibility. Photofinishing retailers need innovative digital imaging goods and services.

We believe that one of differentiating factors is the advantage of being a small and efficient organization to make speedy and informed decisions. This flexibility means the retailer or their customer does not have to go through levels of bureaucracy to get a decision, act upon it and have a solution implemented. We believe that the principal factors enabling us to compete, include: a complete solution service; strategic market positioning; channel distribution; and the functionality of our technologies. The relative importance of each of these factors depends upon the specific customer involved.

C. Organizational structure

We have six (6) wholly owned subsidiaries, PNI Digital Media Ltd (formerly Pixology Limited) and PNI Digital Media Europe Ltd (formerly Pixology Software Limited), are all active and WorksMedia Limited, Pixology, Inc, PhotoChannel Capital Inc. and PhotoChannel Management Inc are inactive. We acquired Pixology Limited, Pixology Software Limited and Pixology, Inc. in connection with the acquisition of Pixology plc that was completed in July 2007. We acquired WorksMedia Limited as part of the acquisition of the WorksMedia business that was completed in March 2009. Our U.K. and kiosk operations are operated out of PNI Digital Media Europe Ltd. PhotoChannel Capital Inc. was incorporated on January 25, 2000 to undertake the sale and distribution of units of PhotoChannel.Com Limited Partnership and is the sole shareholder of PhotoChannel Management Inc. PhotoChannel Management Inc. was incorporated on January 25, 2000 and is the general partner of the PhotoChannel.Com Limited Partnership. The PhotoChannel.Com Limited Partnership is inactive and does not carry on any business.

D. Property, plant and equipment

Our executive offices are located at Suites 590, 550, 110 and 120 – 425 Carrall Street, Vancouver, British Columbia, Canada, V6B 6E3. The premises currently comprise approximately 12,748 square feet in an office building and are leased from an unaffiliated party. The company’s main lease expires in July 2014. The base monthly rent is approximately $13,603.

Our Platform equipment is located at two of TELUS Corporation’s co-located hosting facilities, which are located at 73 Laird Drive, East York, Ontario, Canada and 5 – 3777 Kingsway, Burnaby, British Columbia, Canada, V5H 3Z7. The premises are under contract from an unaffiliated party for a period of forty-seven months. The lease expires on November 20, 2015. The base monthly rent in Toronto, including prepaid monthly bandwidth usage of 400 Mbps, is approximately $118,050 and in Vancouver, including prepaid monthly bandwidth usage of 100 Mbps, is approximately $25,958.

Our United Kingdom offices are located at Suite 4, Medina Chambers, Town Quay, Southampton, SO142AQ UK. The premises are shared with another company which is part owned by an officer of the company and comprise a total of 3,350 square feet in an office building. Our UK operations use approximately 50% of this space. The lease agreement for the premises is held by the related party directly with the owners of the building and we reimburse the related party for our share of the monthly rental costs in accordance with a services agreement that was put in place at the time of acquiring WorksMedia. The base monthly rent is approximately $4,800.

Our United Kingdom data base and network equipment is located in two data facilities: Redbus, Sovereign House – Interhouse, 227 Marsh Wall, London E14 9SD; and Telehouse Docklands, Coriander Avenue, London E14 2AA. The premises are under contract from unaffiliated parties for a period of thirty-six months expiring February 2009. Subsequent to the expiration of this three-year agreement, the Company is continuing to use the data facilities on a month-to-month basis. The base monthly rent is approximately $14,200.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

In this section, we explain our consolidated financial condition and results of operations for each of the years ended September 30, 2011, 2010 and 2009. As readers read this section, they may find it helpful to refer to our consolidated financial statements at the end of this annual report and the information contained in the section entitled “Selected Financial Data” in Item 3 of Part I of this annual report.

Our consolidated financial statements were prepared in accordance with Canadian GAAP. See Note 25 to the consolidated financial statements for the year ended September 30, 2011 for a discussion of material measurement differences between Canadian and US GAAP, as it relates to us.

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

Intangible assets acquired both individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values. Intangible assets with finite useful lives are amortized over their estimated useful lives. The amortization methods and estimated useful lives of intangible assets are reviewed annually or earlier if events and circumstances change. In addition, the Company assesses whether costs incurred to generate software used in the PNI Network or sold to customers meets the recognition criteria of an intangible asset.

Intangible assets with finite useful lives include acquired software, software developed for internal use, and customer relationships and are amortized over their estimated useful lives of three years.

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

Goodwill that arises from the Company’s acquisitions is allocated to each of the reporting units that are expected to benefit as a direct result of the transaction. This allocation is made using an acquisition method which involves firstly determining the fair value of the business acquired and then allocating this value to the respective reporting units. The amount of goodwill is then determined by deducting from the consideration allocated to each reporting unit the net assets assigned to each reporting unit.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill of the reporting unit is considered to be impaired when the carrying amount of the reporting unit exceeds its fair value.

An impairment loss, if any, would be recognized as a separate line item in the statement of earnings.

The Company carries out an annual impairment test on September 1 of each year. In carrying out the annual impairment test during the year ended September 30, 2011, the estimated fair value of the reporting units was arrived at by using a discounted cash flow model for each reporting unit. This approach involved management developing its best estimate of the expected future cash flows from the business over the remaining expected life of the reporting unit.

At September 1, 2011, the time of the Company’s goodwill impairment test, the carrying value of goodwill on the Company’s balance sheet under US GAAP was allocated 93% to its Canadian reporting unit and 7% to its UK based reporting unit. In carrying out the goodwill impairment test, it was estimated that the fair value of the Canadian reporting unit was 1.93 times greater than the value of that unit’s net assets, including goodwill. The fair value of the UK based reporting unit was estimated to be approximately 1.15 times greater than the value of that unit’s net assets, including goodwill. In building the estimates of fair value, it was necessary for the Company to estimate future cash flows. In doing so, a number of key assumptions were made, including estimated future growth rates and the ability of the Company to continue operating without the loss of any significant customers during the forecast period.

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

The Company recorded and recognized a compensation expense of $363,490, $399,068, $1,846,293 for stock based compensation issued to employees for the years ended September 30, 2011, 2010 and 2009, respectively.

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

During 2009, we acquired WorksMedia and added further kiosk and desktop software to our product offering. WorksMedia is focused exclusively on the photofinishing market and had developed kiosk and desktop software that allowed consumers to order prints and personalized gift items from digital photographs. WorksMedia’s customers are located across a wide geographic area including the United Kingdom, Europe, South Africa and Australia and Include Fuji, 1st Digital, New Teltron, and Black Photo Corporation. WorksMedia had been in operation for approximately five years prior to our acquisition and we have now taken over responsibility for the contracts they had in place at the date of acquisition.

Years Ended September 30, 2011 and September 30, 2010

Revenue

Revenues for fiscal 2011 decreased $1,670,219 or 7% year-on-year to $23,686,351.

Revenue year-on-year was impacted by the following:

•	A year-on-year decline of approximately 5% and 2% in the strength of the US dollar and British Pound respectively compared to the Canadian dollar negatively impacted revenue by $901,000. As 79% of the Company’s revenue was earned from either the United States or the United Kingdom during the period, a weakening in the value of the US dollar and British Pound relative to the Canadian dollar has a significant impact on financial results.
•	During the fourth quarter of fiscal 2010 the Company eliminated one of the instances where it was responsible for providing fulfillment of certain items sold and as a result realized lower revenue during the period of approximately $571,000. This change in circumstances also led to a reduction in network delivery costs during the period.
•	Lower software licence and installation fees and professional fees which were mainly offset by higher archive fees.
•	A change in product mix as a number of our retail partners experienced a decline in the number of photo prints sold as the popularity of non-print items such as photo books increased. Due to the structure of the majority of our contracts with photo retailers, this shift has led to a lower fee earned per transaction.

While revenues declined year-on-year due to the factors noted above, the number of orders placed through the PNI Platform increased by 8% reaching 18.4 million for the year.

Transaction fees continue to be the largest element of our revenue base and totaled $18,050,068 for the year, accounting for 76% of total recorded revenue and were consistent with the prior year. Transaction fees were negatively impacted by the following:

•	A year-on-year decline in the strength of the US dollar and British Pound compared to the Canadian dollar resulting in approximately $728,000 in lower realized revenue; and
•	Elimination of an instance where the Company was responsible for providing fulfillment of certain items sold resulting in lower realized revenue of approximately $571,000.

Had it not been for the two factors noted above, transaction fees would have slightly increased year-on-year. After taking into consideration the two factors noted above, growth in transaction fees continues to lag growth in order volume mainly due to the changes experienced in product mix.

Software license and installation fees fell by $502,222 or 16% during the year to $2,572,673. While a large portion of revenue from this source continues to track at consistent levels each month through recurring kiosk license fees earned from some of our UK based customers, an increasing proportion of revenue from this source comes from the one-off sale of software licences. 2011 saw fewer new installations of kiosk software while fiscal 2010 included a number of quite large installations. As a result of this, revenue was impacted negatively when comparing the two periods. The remaining decrease was a result of a 2% year-over-year weakening of the UK pound relative to the Canadian dollar negatively impacting revenue booked in the consolidated financial statements by approximately $66,000.

Membership fees are earned either through monthly fixed fees based on the number of locations customers have connected to the PNI Platform or through annual recurring service and maintenance revenue from customers who have purchased our kiosk software. Fees earned during fiscal 2011 totaled $1,650,669, representing a decrease of $28,206 or 2% year-on-year. The decrease is principally driven by a year-on-year decline in the strength of the US dollar and British Pound compared to the Canadian dollar resulting in approximately $52,000 in lower realized revenue. Revenue earned from this source is largely recurring in nature and remains relatively stable period to period.

Professional fees decreased year-on-year by $77,636 or 50% during the fiscal 2011. This is primarily due to a number of one-off projects completed on behalf of a number of our customers during fiscal 2010. Professional fee revenue is non-recurring in nature and dependant on both the demand from our customers and also the availability of internal resources to allocate to this kind of work. While we continue to expect projects to arise and be taken on in future periods this type of revenue stream is not seen as core to our business and may fluctuate considerably from year to year.

Archive fees, which represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits, have increased by $219,783 or 20% to $1,336,518 during fiscal 2011 compared to fiscal 2010. This continues the trend seen throughout fiscal 2010 as the amount of revenue we earned from this source increased steadily throughout the year. While the past twelve months has seen revenue from this source grow, our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue growth in this area could be curtailed should any of our customers stop providing their own customers with free storage solutions.

Operating profit and expenses

We recorded a profit from operations for the year ended September 30, 2011 of $234,280, representing a decline of $1,697,168 compared to the same period last year.

A comparison of operating results and non-operating events for the two years ended September 30th are set out in the table below.

Description	2011	2010
Profit (loss) from operations	$234,280	$1,979,302
Other items	866,896	4,872,692
Net Profit (loss) under Canadian GAAP for the year	$1,101,176	$6,851,994
Deferred tax benefit	184,206	841,541
Net profit (loss) under US GAAP for the year	$1,285,382	$7,693,535
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(26,392)	(510,342)
Comprehensive profit for the year	$1,258,990	$7,183,193

Expenses excluding non-cash items

	Twelve Months	Twelve Months
	Ended	Ended
Description	September 30, 2011	September 30, 2010	Change	% Change

Network delivery	$4,312,672	$5,373,604	$(1,060,932)	(20)%
Software development	10,995,960	7,984,905	3,011,055	38%
General and administration	3,706,290	3,560,737	145,553	4%
Sales and marketing	879,250	849,011	30,239	4%
	19,894,172	17,768,257	2,125,915	12%

Share-based compensation	662,592	690,020	(27,428)	(4)%
Amortization	2,895,307	4,918,991	(2,023,684)	(41)%

Total	$23,452,071	$23,377,268	$74,803	0%

Total expenses for fiscal 2011 are slightly higher than fiscal 2010. Excluding non-cash expenditures of share-based compensation and amortization, controllable cash expenses increased by 12%.

The Company is currently working on a number of new initiatives in addition to supporting its existing customer base and as such is investing in additional development resources. It is anticipated that these initiatives will provide the Company with long-term benefits and potential future growth. While controllable cash costs increased year-on-year by 12%, revenue declined by 7%. Management believes the Company’s technology can be further leveraged in future periods, however, the increase in development headcount in recent quarters means that the overall cost base of the Company will likely show further period on period increases for several more quarters and the Company’s operating results will remain under pressure until our new product offerings are launched through retail partners and receive consumer acceptance. The first customer offerings of our new product lines are expected to launch in early fiscal 2012. Should the Company suffer the loss of significant customers or change certain aspects of its current operations requiring additional development expenditures to be incurred, this relationship between revenues and costs may alter.

Network delivery costs decreased $1,060,932, or 20% year-on-year to $4,312,672. This decrease year-on-year was principally driven by reduced direct costs of fulfillment and lab system installations as a result of changes in sales volumes in these areas. In addition, the Company realized a reduction in costs of providing the customer support function on behalf of our customers. Part of this reduction was achieved as a result of transferring additional work on to a third party professional call centre operation. The remainder of the reduction came as a result of improvements made to customer sites during the past twelve months, including the improvement of workflows and the addition of more on-line ‘self-serve’ help content. Being able to decrease these support costs while maintaining high levels of customer service and simultaneously dealing with an 8% year-on-year volume increase was a major achievement for the Company and the result of a significant effort made during the past year by various site design teams to improve the quality of our product and service offerings.

Software development expenses have increased $3,011,055 or 38% year-on-year to $10,995,960. 91% of the increase was due to the addition of new development staff during the past twelve months who have been recruited to support the new initiatives the Company is pursuing and existing customers, including the development of online business printing services and social stationery products. The remainder of the increase relates to costs of supporting an increased number of development staff. Outside of staffing costs, steps continue to be taken to control all other costs in this area, including travel, staff training and general costs of the department. Staffing requirements continue to be monitored on a regular basis with reference to upcoming projects for new and existing customers, ongoing commitments to maintain current service offerings for existing customers and new product development.

General and administration expenses have increased by $145,553 or 4% year-on-year to $3,706,290. Year-on-year increases in accounting and legal fees, investor relations, travel costs, bank charges, office running costs and bad debt write-offs were partially offset by an amount of approximately $79,000 relating to accretion expense which was booked in fiscal 2010 relating to payments made to the prior owners of WorksMedia to acquire the business. No accretion was recorded during the current year as the entire amount owed to the prior owners was fully paid in fiscal 2010.

Sales and marketing expenses increased by $30,239 or 4% year-on-year to $879,250. The increase was mainly driven by higher staffing costs as a result of the Company increasing the department’s headcount towards the end of the third quarter of fiscal 2010 as the Company strengthened both its sales team and also added further internal marketing resources who work closely with the Company’s retail partners in order to help them improve their strategic marketing plans.

Share-based compensation costs, representing both the cost of the Company’s stock based compensation awards issued to employees, directors and consultants of the Company and compensation expense associated with shares issued as part of the acquisition of WorksMedia, have decreased year-on-year by $27,428 or 4% to $662,592. The year-on-year decrease is principally driven by a decrease in stock option expense due to a year-on-year decrease in the number of options that vested during fiscal 2011; offset by additional share based compensation costs associated with the implementation of the Company’s Deferred Share Unit Incentive Plan during the first quarter of fiscal 2011, and the acceleration of a portion of the compensation expense associated with shares issued as part of the WorksMedia acquisition as a result of the change in the service period of one of the principal vendors of the WorksMedia acquisition.

Amortization decreased by $2,023,684 or 41% year-on-year to $2,895,307. The amortization relates to a mixture of both the amortization of intangible assets as well as items of property and equipment. The decrease year-on-year was principally attributable to an approximate $1,768,000 decline in intangible asset amortization as a result of the intangible assets acquired as part of the Pixology acquisition in 2007 being fully amortized by the end of the third quarter of fiscal 2010.

Other income and expenses

During the year ended September 30, 2011, the Company recorded a realized foreign exchange loss of $53,218 and an unrealized loss of $71,930. The realized and unrealized losses primarily arose as a result of unfavorable changes in Canadian dollar exchange rates relative to the U.S. dollar on the Company’s US dollar denominated working capital balances. The unrealized losses were partially offset by the gain on translation of inter-company balances between the UK subsidiaries and the Canadian parent.

Years Ended September 30, 2010 and September 30, 2009

Revenue

Revenues for fiscal 2010 were 4% higher than fiscal 2009 reaching $25,356,570. All growth experienced during the year was from increased activity from existing customer accounts. In addition, this growth was achieved despite a 12% decline in the strength of the US dollar and an 11% decline in the strength of the British Pound compared to the Canadian dollar. 79% of the Company’s revenue was earned from either the United States or the United Kingdom during the year; therefore a weakening in the value of the US dollar and British Pound relative to the Canadian dollar has a significant impact on financial results. If exchange rates during the current quarter had been at the same levels as they were during fiscal 2009, revenue would have increased year-on-year by 14% to approximately $27.9 million.

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

Membership fees are earned either through monthly fixed fees based on the number of locations customers have connected to the PNI Platform or through annual recurring service and maintenance revenue from customers who have purchased our kiosk software. Revenue from this source has grown strongly over the past twelve months representing an overall increase in the number of customer locations now connected to our network as a result of existing customers expanding their own operations and also as a result of the Company’s acquisition of WorksMedia during 2009. Fees earned during fiscal 2010 totaled $1,678,875, representing growth of 24% year-on-year. Revenue earned from this source is largely recurring in nature and remains relatively stable period to period.

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

Operating profit and expenses

We recorded a profit from operations for the year ended September 30, 2010 of $1,979,302, representing an improvement of $3,881,598 compared to the same period last year and the first time in the Company’s history that a profit has been achieved for the full fiscal year..

A comparison of operating results and non-operating events for the two years ended September 30th are set out in the table below.

Description	2010	2009
Profit (loss) from operations	$1,979,302	$(1,902,296)
Other items	4,872,692	132,630
Net Profit (loss) under Canadian GAAP for the year	$6,851,994	$(1,769,666)
Change in fair value of embedded foreign currency derivative related to warrants	-	22,531
Deferred tax benefit	841,541	-
Net profit (loss) under US GAAP for the year	$7,693,535	$(1,747,135)
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(510,342)	(652,661)
Comprehensive profit (loss) for the year	$7,183,193	$(2,399,796)

Expenses excluding non-cash items

	Twelve Months	Twelve Months
	Ended	Ended
	September 30,	September 30,
Description	2010	2009	Change	% Change

Network delivery	$5,373,604	$6,617,907	$(1,244,303)	(19)%
Software development	7,984,905	6,855,187	1,129,718	17%
General and administration	3,560,737	3,821,662	(260,925)	(7)%
Sales and marketing	849,011	1,024,378	(175,367)	(17)%
	17,768,257	18,319,134	(550,877)	(3)%

Share-based compensation	690,020	2,016,015	(1,325,995)	(66)%
Amortization	4,918,991	6,013,716	(1,094,725)	(18)%

Total	$23,377,268	$26,348,865	$(2,971,597)	(11)%

Total expenses for fiscal 2010 are 11% less than fiscal 2009. Excluding non-cash expenditures of share-based compensation and amortization, controllable cash expenses fell by 3%.

For many years as the Company’s platform was being built and many new customers being added, management was confident that the current business model would allow the Company to scale and effectively grow revenue without requiring additional costs of the same magnitude to be incurred. During the current fiscal year the Company has been able to demonstrate this as revenues have increased while controllable cash costs have remained relatively stable. Management believes the technology can be further leveraged in future periods, although a current increase in development headcount to work on a number of specific projects means that the overall cost base of the Company will unlikely show further year on year reductions for the foreseeable future. Should the Company suffer the loss of significant customers or change certain aspects of its current operations requiring additional development expenditures to be incurred, this relationship between revenues and costs may alter.

Network delivery costs decreased $1,244,303, or 19% year-on-year. 66% of this decrease was as a result of lowering the cost of providing the customer support function on behalf of our customers. Part of this reduction was achieved as a result of the successful transfer of a large portion of this work to a third party professional call centre operation which was started during the early part of fiscal 2009 and completed later on in that year. The remainder of the reduction came as a result of improvements made to customer sites during the past twelve months, including the improvement of workflows and the addition of more on-line ‘self-serve’ help content. Being able to decrease these support costs while maintaining high levels of customer service and simultaneously dealing with a 17% year-on-year volume increase was a major achievement for the Company and the result of a significant effort made during the past year by the various site design teams to improve the quality of our product and service offerings. The remaining decrease in network delivery costs came from slightly reduced direct costs of fulfillment and lab system installations as a result of changes in sales volumes in these areas period-on-period.

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

Over the past twelve months the Company has worked to reduce overhead costs significantly and undertook some difficult restructuring actions in the UK. These restructuring plans were completed during the earlier part of the year and the Company was able to negotiate a full release from its obligations under the property lease relating to its Guildford, United Kingdom offices. As part of this release, a payment of approximately $96,000 was made to the landlord. These costs had been anticipated during the previous fiscal year and included in the one-off charge of approximately $209,000 resulting in no adverse impact on the current year’s results. Changes in the current strategy of the Company or the continued large-scale growth of the business could however result in administrative costs to increase in future periods.

Sales and marketing expenses decreased by 17% to $849,011 year-on-year as a result of cost saving measures implemented across the department with the aim of operating more efficiently. As a result, savings were achieved in travel, communication and employee related costs whilst for most of the year maintaining the same headcount and level of customer interaction that was in place during the latter part of fiscal 2009. In addition, the Company was able to reduce significantly the cost of attending the annual Photo Marketing Association trade show during the current year. This event is the main trade show attended by the Company each year in North America and has historically fallen during either February or March. A small increase was seen in headcount numbers in this area towards the end of the year as the Company strengthened both its sales team and also added further internal marketing resources who will work closely with the Company’s retail partners in order to help them improve their strategic marketing plans. As a result of these increases in headcount there will be a corresponding increase in expenditures in this area in future periods.

Share-based compensation costs, representing both the cost of the company’s stock options that are issued to employees, directors and consultants of the company and compensation expense associated with shares issued as part of the acquisition of WorksMedia, have decreased year-on-year by 66% to $690,020. This is primarily as a result of the expense associated with the large tranche of stock options that were issued to staff during March 2008 ceasing at the beginning of the fiscal year as all of these options are now fully vested.

Amortization decreased by 18% year-on-year to $4,918,991. The amortization charge for the year is in line with that seen throughout the earlier part of the year and primarily relates to a mixture of both the amortization of intangible assets acquired during the Pixology and WorksMedia acquisitions as well as items of property and equipment. The final amortization associated with the Company’s 2007 acquisition of Pixology was expensed during the third quarter of fiscal 2010.

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

Membership fees are earned either through monthly fixed fees based on the number of locations customers have connected to the Company’s platform or through annual recurring service and maintenance revenue from customers who have purchased our kiosk software. Revenue from this source has grown strongly over the past twelve months, being 69% greater year on year representing an overall increase in the number of customer locations now connected to our network as a result of existing customers expanding their own operations and also as a result of the Company’s acquisition of WorksMedia during the year. WorksMedia has an established base of more than 3,000 kiosks worldwide using its kiosk software and earns recurring service and maintenance revenue from most of these installations.

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

A comparison of operating results and non-operating events for the two years ended September 30th are set out in the table below.

Description	2009	2008
Loss from operations	$(1,902,296)	$(9,240,145)
Other items	132,630	523,119
Net loss under Canadian GAAP for the year	$(1,769,666)	$(8,717,026)
Change in fair value of embedded foreign currency derivative related to warrants	22,531	4,671,206
Net loss under US GAAP for the year	$(1,747,135)	$(4,045,820)
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(652,661)	(346,964)
Comprehensive loss for the year	$(2,399,796)	$(4,392,784)

Expenses excluding non-cash items

	Twelve Months	Twelve Months
	Ended	Ended
Description	2009	2008	Change	% Change

Network delivery	$6,617,907	$7,364,982	$(747,075)	(10)%
Software development	6,855,187	6,379,553	475,634	7%
General and administration	3,821,662	3,689,489	132,173	4%
Sales and marketing	1,024,378	998,574	25,804	3%
	18,319,134	18,432,598	(113,464)	(1)%

Share-based compensation	2,016,015	1,511,504	504,511	33%
Amortization	6,013,716	5,259,053	754,663	14%

Total	$26,348,865	$25,203,155	$1,145,710	5%

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

General and administration expenses have increased by 4% or $132,173 during the year. While slight increases year on year have been experienced in salary costs, significant cost reductions have been achieved in many other areas including travel and all office related running costs, including a $140,000 reduction in annual rental costs as a result of renegotiating the UK based office lease part way through fiscal 2008. As a result of the Company’s decision to relocate all of its UK based staff to its Southampton location and to shut down its Guildford office, it was necessary however to record a one-time provision of approximately $209,000 relating to the Guildford lease costs that are expected to be unrecoverable over the remaining term of that lease. The Company is actively attempting to sub-let this office space, however due to the current state of the rental property market in Guildford, it is envisaged that this may not be possible for a number of months. Excluding this one-time charge, general and administration costs would have decreased year on year. The Company fully intends to continue scrutinizing administrative costs and will take further steps in future periods to reduce non-essential expenditures. Changes in the current strategy of the Company or the continued large-scale growth of the business could however result in further cost reductions in this area not being achievable or in costs increasing.

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

Share-based compensation costs, representing both the cost of the company’s stock options that are issued to employees, directors and consultants of the company and compensation expense associated with shares issued as part of the acquisition of WorksMedia, have increased year on year by 33%. This increase is in part due to the large number of stock-options that were provided to plan participants at the end of the second quarter of fiscal 2008; the higher relative fair value that was assigned to those options compared to previous options that had been issued; and also as a result of the shares that were issued during March 2009 in connection with the acquisition of WorksMedia.

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

B. Liquidity and Capital Resources

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets.  The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities.   As described in note 18, the Company has a $1,500,000 revolving demand facility and a $750,000 reducing facility by way of leases in place to help manage its liquidity position and therefore its liquidity is dependent on the availability of these facilities as well as its overall volume of business activity and ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

During the year ended September 30, 2011, the Company generated positive cash flow from operations of $1,921,057. During the same period the Company’s working capital has improved by $201,127 from $5,248,893 to $5,450,020. The Company's liquidity position may, however, fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year.  The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year.  As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments.  Management monitors its cash balances and projections on a weekly and monthly basis.   The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables.  The Company has a positive working capital position of $5,450,020 at September 30, 2011 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in the credit risk note above.  As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable.  However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the Company’s working capital position could periodically alter depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

In prior years the Company purchased a number of items of property and equipment using a finance lease. At September 30, 2010, the Company had an outstanding obligation under this lease of $107,964, all of which has been settled during the year ended September 30, 2011.

The Company’s activities are being funded out of its operating cash flow and cash reserves and to date, the Company has not utilized its credit facilities. As a result of generating positive results during the year ended September 30, 2011 the Company has not encountered any difficulties operating in this manner, however if positive results are not continued in future periods there is a risk that the Company would be required to use its credit facilities.

C. Software development, patents and licenses, etc.

During the fiscal year ended September 30, 2011 we expended $10,995,960 (2010 - $7,984,905; 2009 - $6,855,188) on software development related to our Network and kiosk software.

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

During the year ended September 30, 2010, the Company received notice from a former customer that a possible patent infringement had been brought to their attention regarding software which in previous years had been sold by one of our subsidiaries and which is unrelated to the PNI Platform and to the Company’s kiosk software. During the year ended September 30, 2011, the Company received notice from its former customer that a settlement had been reached between it and the entity that had been making the claims of patent infringement. As a result, the Company’s former customer requested that the Company pay a portion of the settlement amount under an indemnification clause included in the contract that was in place during the previous relationship. After considering all of the available facts, including the expected legal costs of disputing the matter, the Company agreed to pay a contribution of the settlement charge, up to a maximum amount of US$100,000. The Company has now concluded negotiations over the final allocation of the settlement charge with the former customer and made a contribution of US$80,000 during the year ended September 30, 2011 in full and final settlement. Upon payment of this amount, the Company has been released from any future claims relating to this matter by the customer.

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

The use of digital cameras is increasing and management believes that the popularity of the digital camera will continue to grow as the cost of such cameras continue to decrease and the availability of photographic quality digital print services increases, at retail, online, and at home. An estimated 55% of US households owned a digital camera by 2005, and this is expected to continue to grow to 81% by 2010.21 The use of digital cameras has increased dramatically (not only in North America, but worldwide) since their introduction in the mid 1990’s.There is no demographic which digital cameras are exclusive to, especially in light of constantly falling prices the last several years, nor is there a prohibitive degree of technological sophistication required to operate these cameras. The average price paid for a digital camera has fallen from $315 in 2004 to $303 in 2005, and continues to fall. 22

Photofinishing retailers originally viewed digital camera penetration as threatening their future. Film processing volume has been falling steadily the last years globally. In the U.S. alone, sales have fallen from 671 million rolls in 2003, to 571 million rolls in 2004, to 480 million in 2005 and an estimated 369 million in 2006 (a total drop of some 45% in that period). Commensurately, processing revenue has fallen in the same period from $5.39 billion in 2003 to an estimated $2.98 billion in 2006, a similar 44.7% drop. 23 As consumers have switched their picture-taking activity from film to digital, one of the greatest challenges has been making them aware of the options for printing their digital pictures. The effect of digital cameras to date and future projections indicate that digital will have an additive effect on the growth of picture taking overall, especially as the cost to shoot a digital image is nothing as compared to the cost of developing photo film.

In 2003, 56 Billion digital photo exposures were taken worldwide, with growth to 144 Billion in 2005 and an estimated 312 Billion by 2008. 24 The number of captured digital images in the USA (not including camera phones) has grown from 7.8 Billion in 2003, 12.9 Billion in 2004, 17.1 Billion in 2005, and an estimated 21.7 Billion in 2006. At the same time, the number of digital prints made by all methods has grown from 1.5 Billion (19.2% of total captured) in 2003, 3.1 Billion (24% of total) in 2004, 4.5 Billion (26.3% of total) in 2005, and an estimated 6.4 Billion (29.4% of total) in 2006. Film and digital cameras combined produced 14% fewer prints between 2000 and 2005 including retail, online, and home alternatives. Including prints made at home, the total value of printing was higher at $6.81 Billion in 2005 than the $6.23 Billion in 2000. 25

[21]	InfoTrends – 2005 Report
[22]	PMA Marketing Research: Photo Industry 2006 Review and Forecast / NPD Techworld
[23]	All figures here taken from PMAI / PMA Marketing Research: Photo Industry 2006
[24]	Hewlett Packard (HP) as from your previous writing
[25]	PMA Marketing Research: Photo Industry 2006 Review and Forecast

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

We continue to see a significant organic increase in the usage from our existing customers’ connected to our PNI Digital Media Platform, however due to additional factors that have to be taken into account, including but not limited to currency fluctuations, and changes in product mix from prints to non-print merchandise such as photo books, photo cards, and the number of prints made from images uploaded through one of our retail customer’s sites, the Company’s results may not always mirror the overall transaction level growth seen within the wider industry.

During fiscal 2011 the shift in product mix away from traditional print items and towards more creative products accelerated. As a result of the way in which some of our contracts with customers are set up we earn more money (represented as a % of the retail value of the sale) when print items are sold than when non-print products are sold. This move away from print items can therefore result in us recognizing lower revenue, even though the overall number of orders placed though our platform remains consistent or in some cases increases.

This trend in product mix continued in the first quarter of fiscal 2012. During this three month period our revenue declined by 10% period on period to $6,950,376. During the same period, our profit after tax was $1,040,223 compared to $979,690 which was earned during the first quarter of fiscal 2011. Throughout this period, the overall volume of orders placed over our platform grew by 5% and totalled 6.7 million; however the continued popularity of non-print items impacted the revenue we earned significantly.

In order to counter the continued market shift away from non-print items, the Company has continued developing its customized social stationery and business printing service offerings into fiscal 2012. The Company launched its first business printing offering through Costco Canada during the first quarter of fiscal 2012; and launched its first social stationery offering through Walgreens in the second quarter of fiscal 2012.

The Company has historically prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has applied IFRS beginning in fiscal 2012, the first date at which IFRS is applied will be October 1, 2010 (“Transition Date”). Therefore, the reported results for fiscal 2011 will contain differences between Canadian GAAP and IFRS.

The Company has identified certain key areas impacted by the transition to IFRS which include:

•	The expense associated with stock based compensation will be accelerated under IFRS;

•	Presentation of expenses within the Company’s Consolidated Statements of Earnings (Loss) and Comprehensive Gain (Loss), which requires the reallocation of certain expenses;

•	The treatment of the recognition of deferred income taxes associated with previously unrecognized loss carry forwards of the Company’s Pixology acquisition;

•	IFRS requires temporary differences related to equity items be recognized as an increase or decrease to share capital, whereas Canadian GAAP requires such amounts be recorded within income. As a result, the Company has adjusted share capital and deferred income taxes to reflect this difference; and

•	The Company has elected to apply the IFRS 1 exemption whereby cumulative translation differences arising from the translation of the Company’s foreign subsidiaries included in accumulated comprehensive loss are reset to zero through an adjustment to accumulated deficit at the Transition Date.

Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for fiscal 2012 may result in additional areas being impacted.

This change in financial reporting standards will limit the comparability of historical financial information prepared under IFRS to the last two completed fiscal years.

Data Sources: PMAI / PMA, InfoTrends, Hewlett Packard (HP)

E. Off-Balance Sheet Arrangements

Not Applicable

F. Tabular Disclosure of Contractual Obligations

	Payments due by period				More
		Less than 1			than 5
	Total	Year	1-3 years	3-5 years	years
Property leases	788,599	278,329	510,270	-	-
Other service agreements	7,018,414	1,581,727	3,423,443	2,013,244	-
Purchase oblgiations	63,755	63,755	-	-	-
	7,870,768	1,923,811	3,933,713	2,013,244	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names, residences, ages, positions with us, principal occupations within the last five years and beneficial ownership of our securities of each of our directors and executive officers as at February 24, 2012 are as follows. All Directors serve until the next Annual General Meeting of our Shareholders.

				Percentage
Name and Residence		Positions with Company and	Securities Beneficially	Of
(If a Director, period such		Principal Occupations	Owned, Directly or	Outstanding
78position held)	Age	During the Last 5 Years	Indirectly(4)(5)	Shares(6)

Peter Fitzgerald (2) ~~–~~ Herts, United Kingdom Director (July 31, 2001 - present)	63	March 3, 2005 – September 30, 2008: President & CEO of the Company	1,729,006 Common Shares(7)	5%

Peter Scarth (1)(2) ~~–~~ West Vancouver, BC, Canada Director (Oct 10, 2000 to present)	66	August 1, 2002 – October 4, 2004: President & CEO of the Company March 2001– February 3, 2004: Chairman of the Company. a	670,017 Common Shares(8)	2%

Cory Kent (3) Vancouver, BC, Canada Director (March 10, 1999 – Present)	42	February 2003 to Present: Lawyer at McMillan LLP (formerly Lang Michener LLP)	115,000 Common Shares(9)	0.3%

Thomas Nielsen (1)(2) Seattle, WA, USA Director (June 23, 2005 – present)	41	November 2011 to present: President and CEO of RealNetworks November 2009 to October 2011: VP Marketing, Product Management & Business Strategy, Digital Imaging Products, Adobe Systems; October 2004 – November 2009: Director of Engineering, Adobe Systems; and	81,833 Common Shares(10)	0.2%

Scott Brownstein Florida, USA Director (September 15, 2008 to May 14, 2010)	61	Present – Businessman Brownstein & McCabe Associates; December 2000 to May 2006 – FujiFilm eSystems SVP & CTO	Nil	0%

Robert Chisholm (1) Vancouver, BC, Canada Director (April 27, 2009 to present)	49	April 2009 – Present: Partner Emprise Capital Corp.; Nov. 2001 – March 2009: Chief Financial Officer of PNI Digital Media Inc.	93,333 Common Shares(11)	0.3%

Lawrence Lerner (1)(3) Illinois, USA Director (March 10, 2010 to present)	47	July 2001 to Present: President at LLBC, llc November 2007 to March 2011: Glowbal Head – Consulting, BI/DW, Quality and Testing, Interactive Media at UST Global; August 2007 to October 2007 Director Acquity Group; December 2002 to August 2007 Sr. Manager for Cognizant	53,333 Common Shares(12)	0.2%

Kyle Hall (3) Vancouver, BC, Canada Director (March 25, 2009 to present)	46	October 1, 2008 to Present: Chief Executive Officer ;March 13, 2003 – October 4, 2004: Corporate Secretary of the Company; June 5, 2002 to September 30, 2008: Executive Vice President, Business Development of the Company;	279,400 Common Shares(13)	0.8%

				Percentage
Name and Residence		Positions with Company and	Securities Beneficially	Of
(If a Director, period such		Principal Occupations	Owned, Directly or	Outstanding
position held)	Age	During the Last 5 Years	Indirectly(4)(5)	Shares(6)

Aaron Rallo Vancouver, BC, Canada Director (March 25, 2009 to December 6, 2011)	39	October 1, 2008 to December 31, 2011: President & COO; November 2004 – September 30, 2008: Chief Technology Officer of the Company; March 2003 to May 2004: Senior Program Manager of Digital Imaging Devices for Microsoft Corporation;	186,018 Common Shares	0.5%

Simon Bodymore North Vancouver, BC	36	March 2009 – Present: CFO; December 17 to March 2009 – VP of Finance of the Company; January 2008 to December 16 – Director of Finance of the Company; November 2000 to December 2007 – Senior Manager of PricewaterhouseCoopers LLP	76,750 Common Shares(14)	0.2%

Patricia Spice Vancouver, BC, Canada	64	December 1995 – December 2011: Executive Assistant, PNI Digital Media Inc. October 4, 2004 to December 31, 2011: Corporate Secretary of the Company	19,917 Common Shares	0.1%

Chris Tivel Vancouver, BC, Canada	41	March 26, 2009 to August 11, 2011 – Chief Technology Officer August 2007 – March 26, 2009: VP Product Development, of the Company	Nil	0%

Susan Page New Jersey, USA	41	July 2007 to April 29, 2011 – EVP Sales & Marketing of the Company; June 2005 – July 2007 – Pixology Inc. – VP US Sales;	Nil	0%

Karl Oertel Surrey, UK	44	July 2007 to Present – VP UK Operations of the Company; August 2006 – July 2007 – Pixology Ltd. VP UK Operations; July 1997 – August 2006 – ITEBA Ltd. – Operations Manager	2,367 Common Shares	0%

Harley Ware Vancouver, BC, Canada	43	November 13, 2009 to Present – EVP In-Store Retail Systems March 11, 2009 – November 13, 2009 - Managing Director Europe	397,500 Common Shares(15)	1.2%

Chris Egan Vancouver, BC, Canada	35	December 13, 2011 to Present – VP Business Services January 20, 2003 to December 12, 2011 – various roles, the last of which was as the Director of Business Technology and Integration	2,633 Common Shares	0%

				Percentage
Name and Residence		Positions with Company and	Securities Beneficially	Of
(If a Director, period such		Principal Occupations	Owned, Directly or	Outstanding
position held)	Age	During the Last 5 Years	Indirectly(4)(5)	Shares(6)

Cary Deacon Minneapolis, Minnesota, USA Director (December 13, 2011 to present)	59	January 2007 to April 2011 – President and Chief Executive Officer of Navarre Corporation August 2005 to December 2006 – President and Chief Operating Officer of Navarre Corporation	Nil	0%

Zachary Wickes Vancouver, BC, Canada	40	January 2011 to Present – Vice President of Technology June 2008 to December 2011 – Chief Executive Officer, and founder of 34F Technologies, Inc. December 2009 to November 2010 – Vice President Software Engineering of MMX Software Inc. January 2005 to April 2008 – Chief Technical Officer/Vice President Software Development of Yummy Interactive Inc.	Nil	0%

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	Information regarding shares beneficially owned or controlled is as of January 6, 2012 and has been furnished by the respective individuals. As such, we assume no responsibility for its accuracy or completeness. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. We believe that the beneficial owners of shares of our common shares listed above, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.
(5)	On November 2, 2006, we implemented a consolidation of our common shares on a one-new-common-share-for-10-old-common-shares basis. The number of shares disclosed as being beneficially owned or controlled by the named persons are shown on a post-consolidation basis.
(6)	Based on 34,257,922 common shares issued and outstanding as of February 24, 2012
(7)	Includes 2,776 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(8)	Includes 2,776 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(9)	Includes 2,776 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(10)	Includes 2,776 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(11) Includes 2,776 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(12)	Includes 2,776 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(13)	Includes 11,110 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(14)	Includes 4,446 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(15)	Includes 6,168 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

*	Denotes beneficial ownership of less than 1% of the issued and outstanding common shares of our Company.

B. Compensation

During the fiscal year ended September 30, 2011, the aggregate amount of compensation paid by us and our subsidiaries to all directors and officers as a group for services in all capacities was $1,860,333. Of such amount, $241,800 was paid or accrued under a described bonus plan.

Our Company may grant, pursuant to the policies of the TSX, stock options to directors, officers and employees of, and consultants to, our Company or a subsidiary of our Company, or to employees of a company providing management services to our Company or any of our subsidiaries. We have adopted a stock option plan that is more fully described in Item 6.E of this annual report.

During the fiscal year ended September 30, 2011, neither us nor our subsidiaries set aside or accrued any amount to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by us or our subsidiaries. The term “plan” includes all plans, contracts, authorizations or arrangements, whether or not set forth in any formal document.

The following table sets out all compensation paid to our Chief Executive Officer and our three most highly compensated executive officers other than the Chief Executive Officer during the fiscal periods indicated.

		Annual Compensation			Long Term Compensation
					Common Shares Under-
					Lying Options and
Name and				Other Annual	Performance Share Units
Principal	Fiscal	Salary	Bonus	Compensation	Granted
Position	Year	($)	($)	($)	(Number)
Kyle Hall (1)	2011	265,000	51,675	Nil	103,150
CEO	2010	256,250	125,000	Nil	-
	2009	235,417	10,000	Nil	50,000
Aaron Rallo	2011	225,000	43,875	Nil	70,000
President(2)	2010	225,082	112,500	Nil	-
	2009	225,299	10,000	Nil	50,000
Simon	2011	190,000	37,050	Nil	43,250
Bodymore(3)	2010	181,250	87,500	Nil	-
CFO	2009	161,250	-	Nil	25,000
Harley Ware,	2011	200,000	39,000	Nil	59,500
EVP, In-Store	2010	194,693	50,000	Nil	-
Retail Systems (4)	2009	98,995	-	Nil	-

(1)	On March 9, 2001, Kyle Hall, formerly VP Sales and Business Development for our US subsidiary, PhotoChannel, Inc., became our President and Chief Operating Officer, as well as a director. On June 5, 2002, Mr. Hall resigned as a director and as President and Chief Operating Officer and assumed the role of Executive Vice President of Business Development. On March 13, 2003, Mr. Hall assumed the role of Corporate Secretary, a position he held until October 4, 2004. On October 1, 2008, Mr. Hall assumed the role of Chief Executive Officer.

(2)	On November 8, 2004, Aaron Rallo was appointed Chief Technical Officer. On July 2, 2007, Mr. Rallo also assumed the role of Chief Operating Officer and on October 1, 2008 Mr. Rallo assumed the role of President. Effective December 31, 2011 Mr. Rallo ceased being an employee and is no longer the President and Chief Operating Officer of the Company.

(3)	On December 17, 2008, Simon Bodymore, formerly Director of Finance for us became VP Finance. On March 26, 2009 Mr. Bodymore became Chief Financial Officer.

(4)	On March 11, 2009 upon the acquisition of WorksMedia Ltd., Harley Ware joined the PNI Digital Media group and was appointed Managing Director – Europe. On November 13, 2010, Mr. Ware took on the role of EVP In-Store Retail Systems.

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

The Audit Committee consists of four directors. This committee is responsible for all relationships between our independent external auditor, including the approval of all work and related fees and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor. This Committee also oversees and establishes procedures concerning our systems of internal accounting and auditing controls. This committee consists of Robert Chisholm (Chairman), Peter Scarth, Thomas Nielsen, and Lawrence Lerner.

The Compensation Committee consists of three directors. This committee is responsible for recommending salary levels and granting of options and deferred share units for our executive officers. This committee consists of Peter Fitzgerald (Chairman), Peter Scarth, and Thomas Nielsen.

The Corporate Governance Committee consists of three directors. This committee is responsible for corporate governance. This committee consists of , Cory Kent (Chairman), Kyle Hall and Lawrence Lerner.

D. Employees

We currently have one hundred thirty-eight (138) permanent full-time employees, two (2) permanent part-time employees and eight (8) consultants we retain for regular engagements. None of our staff are unionized.

We currently have the following staffing in our Vancouver office:

Executive Officers	5
Operations	7
Finance/Administration	8, includes 3 executive officers.
Technology and Applications	111, includes 2 executive officers.
Sales, and Business Development	4

We currently have the following staffing in our Southampton, UK office:

Executive Officers	1
Operations	2
Finance/Administration	2
Technology and Applications	3, includes 1 executive officer.
Sales, and Business Development	1

E. Share Ownership

As disclosed in Item 6.A, each of our current directors and executive officers has reported to us the number of common shares he or she beneficially owned in our Company as of February 24, 2012. To determine beneficial ownership for these purposes, each director or executive officer is deemed to be the beneficial owner of securities over which he or she exercises voting or investment power; and of securities that he or she has the right to acquire within sixty days, pursuant to such events as the exercise of a stock option, warrant or right, or through the conversion of a security, or through the power to revoke a trust or the automatic termination of a trust. Based on the information provided by our directors and executive officers, they as a group beneficially owned a total of 3,707,107 common shares (including an aggregate of 38,380 common shares that are reserved for issuance pursuant to stock options that are all exercisable within sixty days).

As of February 24, 2012, options to purchase an aggregate of 1,179,336 common shares had been granted and were outstanding, as follows:

Number of	Exercise Price	Expiration
Common Shares	Per Common Share	Date

192,500	$3.35	March 11, 2013
150,000	$2.00	March 10, 2014
415,000	$1.48	March 25, 2014
25,000	$1.50	August 6, 2014
396,836	$1.55	October 4, 2015

 As of February 24, 2012, 107,202 Restricted Share Units had been issued to members of staff, Officers and Directors with an expiry date of October 4, 2013.

As of February 24, 2012, a total of 1,831,000 common shares were subject to options held by our directors and executive officers as a group. The following table sets forth particulars of the options held by each of our directors and executive officers:

		Exercise		Total Number of
Name	Grant Date	Price	Expiration Date	Options
Peter Fitzgerald	March 25, 2009	$1.48	March 25, 2014	50,000
Director, Chairman	October 4, 2010	$1.55	October 4, 2015	25,000
Peter Scarth	March 25, 2009	$1.48	March 25, 2014	50,000
Director	October 4, 2010	$1.55	October 4, 2010	25,000
Cory Kent	March 25, 2009	$1.48	March 25, 2014	50,000
Director	October 4, 2010	$1.55	October 4, 2015	25,000
Thomas Nielsen	March 25, 2009	$1.48	March 25, 2014	50,000
Director	October 4, 2010	$1.55	October 4, 2015	25,000

		Exercise		Total Number of
Name	Grant Date	Price	Expiration Date	Options
Robert Chisholm	March 11, 2008	$1.48	March 11, 2013	50,000	(1)
Director	October 4, 2010	$1.55	October 4, 2015	25,000
Lawrence Lerner	October 4, 2010	$1.55	October 4, 2015	25,000
Director
Kyle Hall	March 25, 2009	$1.48	March 25, 2014	50,000
Director & Chief Executive Officer	October 4, 2010	$1.55	October 4, 2015	100,000
Aaron Rallo	March 25, 2009	$1.48	March 25, 2014	50,000
Director, President & Chief Operating Officer	October 4, 2010	$1.55	October 4, 2015	51,336
Simon Bodymore	March 25, 2009	$1.48	March 25, 2014	25,000
Chief Financial Officer	October 4, 2010	$1.55	October 4, 2010	40,000
Patricia Spice	March 25, 2009	$1.48	March 25, 2014	15,000
Corporate Secretary
Harley Ware, EVP In-	March 10, 2009	$2.00	March 10, 2014	100,000
Store Retail Systems	October 4, 2010	$1.55	October 4, 2015	55,500

(1) –	During the year ended September 30, 2009, the exercise price of 50,000 options previously granted to Robert Chisholm on March 11, 2008 was amended from $3.35 to $1.48

As of February 24, 2012, a total of 44,735 Restricted Share Units (“RSU’s”) were held by our non-executive directors and executive officers as a group. The following table sets forth particulars of the RSU’s held by each of our directors and executive officers:

Name	Grant Date	Grant Price	Settlement Date	Total Number of Restricted Shares Units
Peter Fitzgerald	Oct. 4, 2010	$1.55	Oct. 4, 2012	3,333
Director	Oct. 4, 2010	$1.55	Oct. 4, 2013	3,334
Peter Scarth	Oct. 4, 2010	$1.55	Oct. 4, 2012	3,333
Director	Oct. 4, 2010	$1.55	Oct. 4, 2013	3,334
Cory Kent	Oct. 4, 2010	$1.55	Oct. 4, 2012	3,333
Director	Oct. 4, 2010	$1.55	Oct. 4, 2013	3,334
Thomas Nielsen	Oct. 4, 2010	$1.55	Oct. 4, 2012	3,333
Director	Oct. 4, 2010	$1.55	Oct. 4, 2013	3,334
Robert Chisholm	Oct. 4, 2010	$1.55	Oct. 4, 2012	3,333
Director	Oct. 4, 2010	$1.55	Oct. 4, 2013	3,334
Lawrence Lerner	Oct. 4, 2010	$1.55	Oct. 4, 2012	3,333
Director	Oct. 4, 2010	$1.55	Oct. 4, 2013	3,334
Karl Oertel	Oct. 4, 2010	$1.55	Oct. 4, 2012	2,367
VP UK Operations	Oct. 4, 2010	$1.55	Oct. 4, 2013	2,366

As of February 24, 2012, a total of 6,934 Performance Share Units (“PSU’s”) were held by our executive officers as a group. The following table sets forth particulars of the PSU’s held by each of the executive officers:

				Total Number of
				Performance
Name	Grant Date	Grant Price	Settlement Date	Share Units
Kyle Hall	Oct. 4, 2010	$1.55	Oct. 4, 2013	1,050
Chief Executive Officer	Oct. 4, 2010	$1.55	Oct. 4, 2013	1,050
Harley Ware	Oct. 4, 2010	$1.55	Oct. 4, 2013	1,333
EVP In-Store Retail Systems	Oct. 4, 2010	$1.55	Oct. 4, 2013	1,334
Simon Bodymore	Oct. 4, 2010	$1.55	Oct. 4, 2013	1,083
Chief Financial Officer	Oct. 4, 2010	$1.55	Oct. 4, 2013	1,084

Stock Option Plan

Our Company initially adopted a stock option plan in 1997. At our Company’s annual general meeting held on March 10, 2004, our shareholders approved an increase in the number of common shares reserved for issuance under the plan to 18,000,000 common shares (as so amended, the “2004 Plan”).

At our Company’s annual general meeting held on March 6, 2006, our shareholders approved a stock option plan (the “2006 Plan”) which provides for a “rolling” number of underlying shares rather than a “fixed” number of shares. Specifically, the 2006 Plan provides that the maximum number of common shares reserved for issuance upon exercise of any options granted under the 2006 Plan shall be equal to 10% of the issued and outstanding common shares of our Company at the time the options are granted, less the number of shares reserved for issuance under any outstanding options. This will mean that there can never be more than 10% of our Company’s issued and outstanding common shares reserved for issuance under the 2006 Plan at any point in time. The 2006 Plan was amended by shareholders at the annual general meetings held on March 6, 2007, March 25, 2009 and March 10, 2010.

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

(c)      if an Optionee ceases to be employed by our Company (other than as a result of termination with cause) or ceases to act as a director or officer of our Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date of such Optionee ceases to be employed or act as an officer or director (30 days if the Optionee is engaged in “Investor Relations Activities: as defined in the policies of the TSX Venture Exchange, and our Company remains listed on the TSX-V as a Tier 2 issuer), unless the Board determines to extend the term of the Option for a period of not more than one year;

(d)      the minimum exercise price of an option granted under the 2006 Plan must not be less than the Discounted Market Price (as defined in the policies of the TSX-V);

(e)      no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of our Company in any one year period; and

(f)       as indicated above, outstanding stock options granted under the 2004 Plan are now deemed to have been granted under the 2006 Plan and will be subject to the terms and conditions of the 2006 Plan, as amended.

Restricted Share and Performance Share Unit Plan

At our Company’s Annual General Meeting held on March 10, 2010, the Shareholders approved a Restricted Share Unit Plan, with the purpose of the plan to attract and retain highly qualified officers, directors, key employees and consultants, to motivate such officers, directors, key employees and consultants to serve the Company and to encourage the continued employment and service of, and maximum efforts by, officers, key employees and directors of the Company by offering those persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.

A restricted share unit (RSU) is a right granted to a unit holder to receive on common share of the Company. The RSU’s vest over a three (3) year period from the award grant date (1/3 upon the first anniversary of the grant, 1/3 upon the second anniversary of grant and 1/3 upon the third anniversary of grant). In addition, the RSU’s awarded to executive officers will be subject to performance requirements and will be earned only if performance goals over the performance periods established by or under the direction of the Compensation Committee are met (referred to as “PSU’s”). The RSU will be terminated to the extent the performance objectives are not met.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of our directors and senior officers, as of January 6, 2012, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over 5% or more of our outstanding common shares, except as noted below. Our directors and officers, as a group, control us by reason of their positions with us and their ownership of common shares and common share options. As a group, they beneficially own, directly or indirectly, 3,707,107 common shares, representing about 11% of our presently issued and outstanding common shares (including an aggregate of 38,380 common shares that are reserved for issuance pursuant to stock options that are all exercisable within sixty days).

Pursuant to the policies of the TSX Venture Exchange, where an issuance of securities may result in the creation of a new control person of an issuer (which is a person holding greater than 20% of the outstanding securities of an issuer is deemed to be), the issuance must be approved by the disinterested shareholders of the company. To the knowledge of our directors and senior officers, as of February 24, 2012 no person or corporation owned or had the intent of acquiring 20%or greater of our securities.

Peter Fitzgerald is our Chairman and is a significant shareholder and investor in us. Currently, Mr. Fitzgerald owns 1,726,230 of our common shares or 5% of our outstanding common shares. Mr. Fitzgerald also holds 2,776 common share options that are all exercisable within sixty days and if he were to exercise all of these options and assuming no other common shares of us are issued prior to such exercise, Mr. Fitzgerald could own 1,729,006 of our common shares, representing 5% of our then outstanding securities, as of February 24, 2012.

Invesco Canada Ltd. (previously Invesco Trimark Ltd.) is an institutional investor that currently has control or direction over 4,776,000 of our common shares or 13.9% of our outstanding common shares.

As of February 24, 2012, our shareholders’ register listed approximately 104 registered shareholders holding an aggregate of 34,257,922 common shares. A total of 57 of these registered shareholders were shown to be residents of Canada, owning 26,157,987 shares representing 76.4% of our issued and outstanding common shares. A total of 29 of these registered shareholders were shown to be residents of the United States, owning 7,359,156 shares representing 21.5% of our issued and outstanding common shares.

B. Related Party Transactions

During the year-ended September 30, 2008, the Company was provided with an unsecured loan from a Director and Officer totaling £500,000. The loan, which was denominated in Sterling bore interest at a rate equal to the Bank of England base rate, plus 3.75% and fell due for repayment no later than May 31, 2010. In October, 2009 the Company repaid the principal and all accrued interest of this loan, totaling $937,548.

During the year ended September 30, 2011, the Company incurred legal fees of $133,242 (2010 - $83,203) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at September 30, 2011 included $23,955 (2010 - $4,968) related to these services.

During the year ended September 30, 2010, the Company incurred consulting fees for services performed by two directors of the Company totalling $6,608. The consulting services were not provided during the year ended September 30, 2011 and no amounts were due to directors in relation to consulting services (2010: $nil).

During the year ended September 30, 2011, the Company incurred consulting fees of $60,722 (2010: $18,432) for services provided by a company of which a Director and Officer of the Company controls. Accounts payable and accrued liabilities at September 30, 2011 included $5,072 (2010: $4,993) related to these services.

During the year ended September 30, 2011, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $8,449 (2010: $41,740), website services of $3,000 (2010: $6,920) and software development services of $3,500 with a company of which a director of the Company is Chairman and Chief Executive Officer. Accounts payable and accrued liabilities at September 30, 2011 included $nil (2010: $7,128) related to these services. The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

The Company shares its UK premises with another company of which an Officer is a majority shareholder. During the year ended September 30, 2011, the Company was recharged its proportional share of office running costs totalling $93,803 (2010: $192,395) by this related party. In addition, during the year ended September 30, 2011, the Company used the software development services of this company, incurring costs of $58,941 (2010: $95,398). At September 30, 2011, accounts payable included $21,578 (2010: $25,118) related to these services.

During the year ended September 30, 2010, the Company utilized the services of an Officers’ family member on a contract basis, incurring fees of $28,326. These services were not provided during the year ended September 30, 2011 and no amounts were due to in relation to these services (2010: $nil).

During the year ended September 30, 2011, the Company generated revenue of $5,880 (2010: $2,873) relating to transaction fees, software license and installation fees, and membership fees from a customer which a Director and Officer of the Company controls. Accounts receivable at September 30, 2011 included $2,102 (2010: $3,642) related to these services.

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

During the year ended September 30, 2010, the Company received notice from a former customer that a possible patent infringement had been brought to their attention regarding software which in previous years had been sold by one of our subsidiaries and which is unrelated to the PNI Platform and to the Company’s kiosk software. During the year ended September 30, 2011, the Company received notice from its former customer that a settlement had been reached between it and the entity that had been making the claims of patent infringement. As a result, the Company’s former customer requested that the Company pay a portion of the settlement amount under an indemnification clause included in the contract that was in place during the previous relationship. After considering all of the available facts, including the expected legal costs of disputing the matter, the Company agreed to pay a contribution of the settlement charge, up to a maximum amount of US$100,000. The Company has now concluded negotiations over the final allocation of the settlement charge with the former customer and made a contribution of US$80,000 during the year ended September 30, 2011.

B. Significant Changes

Since the date of the audited consolidated financial statements, there have been no significant changes other than as detailed, if applicable, in Liquidity and Capital Resources in Item 5.B and in Business Overview in Item 4.B.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9A(4) and Item 9C.

A. (4). Price History

Market and Trading Prices

During the year ended September 30, 2011 our common shares traded in Canada on the TSX-V, under the trading symbol “PN”. Subsequent to September 30, 2011 the Company’s application to the TSX was approved, and effective October 18, 2011 the Company’s shares were de-listed from the TSX-V and began trading on the TSX. Our shares were first listing for trading on the Montreal Exchange (“ME”), in Montreal, Quebec, Canada, which merged with the Canadian Venture Exchange (“CDNX”) in September 2001 and effective October 1, 2001 we began trading on the CDNX. Subsequently the CDNX was acquired by the TSX in 2002 and on April 1, 2002 we were listed for trading on the TSX-V. The following table sets forth the reported high and low sale prices of our common shares as reported by the TSX-V, and where applicable the TSX for the periods indicated.

		Sales Prices (CAN$)
		High	Low
Common Shares
Annual Data	2011	1.80	0.80
	2010	1.95	1.30
	2009	2.29	1.00
	2008	4.50	1.90
	2007	5.77	2.31
	2006	3.75	0.95

		Sales Prices (CAN$)
		High	Low
Quarterly data	2011
	September 30, 2011	1.20	0.80
	June 30, 2011	1.52	1.10
	March 31, 2011	1.65	1.40
	December 31 2010	1.80	1.50

	2010
	September 30, 2010	1.61	1.30
	June 30, 2010	1.82	1.52
	March 31, 2010	1.81	1.56
	December 31 2009	1.95	1.60

Monthly data	January 2012	0.71	0.62
	December 2011	0.82	0.67
	November 2011	0.90	0.76
	October 2011	0.89	0.77
	September 2011	0.93	0.80
	August 2011	1.17	0.81

Our common shares are also listed on the OTC Bulletin Board in the United States under the trading symbol PNDMF, however, we do not presently have an active market maker in the United States. The following table sets forth the high and low sales prices for the common shares on the OTC BB the periods indicated.

		Sales Prices (CAN$)
		High	Low
Common Shares
Annual Data	2011	1.77	0.80
	2010	1.87	1.28
	2009	2.05	0.89
	2008	4.65	1.84
	2007	4.88	2.52
	2006	3.29	0.63

Quarterly Data	2011
	September 30 2011	1.25	0.80
	June 30 2011	1.60	1.12
	March 31 2011	1.66	1.45
	December 31, 2010	1.77	1.50

	2010
	September 30 2010	1.57	1.28
	June 30 2010	1.83	1.45
	March 31 2010	1.70	1.55
	December 31, 2009	1.87	1.52

		Sales Prices (CAN$)
		High	Low

Monthly data	January 2012	0.70	0.61
	December 2011	0.80	0.67
	November 2011	0.89	0.74
	October 2011	0.83	0.75
	September 2011	0.94	0.80
	August 2011	1.19	0.88

Our common share register indicates that 29 of our registered shareholders are residents of the United States, owning 7,359,156 shares representing 21.5% of our issued and outstanding common shares. We have no information and express no opinion regarding the identities, addresses or holdings of the beneficial owners of these securities.

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

C. Material Contracts

The following summary of our material agreements, some of which have been previously filed with the SEC, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements. There are no material contracts, other than those contracts entered into in the ordinary course of business, currently in place or to which we or any member of our group is a party, from the two years immediately preceding the publication of this annual report, except as follows:

1.	The Toronto and Vancouver Co-Located Hosting Agreement with TELUS Communications Inc., dated December 20, 2011. This agreement is for a 47 month period commencing December 20, 2011.

2.	The Services Agreement between Pixology and ASDA Stores Limited is dated 28 September 2005 and continues in full force and effect until terminated by either party giving no less than three calendar month’s notice in writing to the other, such notice to expire at any time on or after the first anniversary of the commencement date.

3.	The Services Agreement with Sam’s West Inc., dated January 23, 2008. This Agreement is for a period of two years, expiring January 23, 2010 (the “Term”) and automatically renews for one year periods unless written notice is provided by one party to the other prior to the end of the Term or the then current renewal term.

4.	The Amended and Restated Services Agreement with Wal-Mart Canada Corp., dated January 31, 2008. This Agreement is for a period of two years, expiring January 31, 2010 (the “Term”) and automatically renews for one year periods unless written notice is provided by one party to the other not less than thirty (30) days prior to the end of the Term or the then current renewal term.

5.	The Internet Photo Services Agreement with Costco Wholesale Corporation, dated April 29, 2008, including the First Amendment Internet Photo Services Agreement dated February 16, 2011. This Agreement is for a period of approximately five years, expiring June 4, 2016 (the “Term”) and may be extended by Costco for one year periods if written notice is provided by Costco at least ninety (90) days prior to the end of the Term or the then current renewal term.

6.	The Internet Photo Services Agreement with Costco Wholesale Canada Ltd., dated November 1, 2010, including the First Amendment Internet Photo Services Agreement dated April 29, 2011. This agreement is for a period of approximately five years, expiring June 4, 2016 (the “Term”) and may be extended by Costco for one year periods if written notice is provided by Costco at least ninety (90) days prior to the end of the Term or the then current renewal term.

7.	The Services and Software Agreement with CVS Pharmacy, Inc. (“CVS”), dated April 1, 2011. This Agreement is for a period of three years, expiring March 31, 2014 (the “Term”) and automatically renews for a perpetual rolling Term, cancellable at any time upon at least ninety (90) days prior written notice by either party.

8.	The lease renewal and modification agreement for our executive offices located at Suites 580 & 590, 425 Carrall Street, Vancouver, British Columbia, Canada, dated June 11, 2009 and covers 6,602 square feet. The amendment comprises an extension to the original lease for the period August 1, 2009 to July 31, 2014. We lease the premises from a third party corporation. The monthly base rent is approximately $6,877.08.

9.	The lease agreement for our support offices located at Suite 100, 425 Carrall Street, Vancouver, British Columbia, Canada dated July 26, 2010. The lease comprises 4,705 square feet in an office building owned by a third party corporation. The lease term is from September 1, 2010 to July 31, 2014. The monthly base rent is approximately $5,195.10

10.	The Share Purchase Agreement amongst PhotoChannel Networks Inc., as Purchaser and Vendors in relation to the sale and purchase of the whole of the issued share capital of WorksMedia Limited, dated February 25, 2009.

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

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom which generally have an investment grade rating of a minimum of A- and does not invest any significant deposits in any financial institutions with a rating below that investment grade. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $180,710 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $3,755,466 risk should the financial institutions with which the deposits are held cease trading.

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

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2011, five customers each account for 10% or more of total trade accounts receivable (2010 – three customers).

Financial assets past due

At September 30, 2011, the Company has a provision of $145,000 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At September 30, 2011

		Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet $

Trade accounts receivable	3,127,511	36,942	443,565	787,057	4,395,075
Commodity taxes recoverable	135,655	-	-	-	135,655
Other	5,182	-	-	-	5,182

The definition of items that are past due is determined by reference to terms agreed with individual customers.  Of the 91 days+ balance outstanding at September 30, 2011, 49% has been subsequently collected as at February 24, 2012.  None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At September 30, 2011, the Company had a provision for doubtful accounts of $145,000 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

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

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.  The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice. As at September 30, 2011 the weighted average interest rate of all cash equivalent investments was nil (2010: nil).

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

At September 30, 2011, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $2,861,972, accounts receivable of $1,172,067 and accounts payable of $1,013,779 which were denominated in UK £. In addition, at September 30, 2011, the Company had cash and cash equivalents of $882,808, accounts receivable of $1,951,283 and accounts payable of $697,079 which were denominated in US$.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss for the period which a change in foreign exchange rates or interest rates during the year ended September 30, 2011 would have had.

This sensitivity analysis includes the following assumptions:

•	Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter
•	Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net loss
$

Change of +/- 10% in US$ foreign exchange rate	+/- 213,701
Change of +/- 10% in UK£ foreign exchange rate	+/- 600,628

The above results arise primarily as a result of the Company having US$ and UK£ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances.

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

Disclosure Controls And Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report, being September 30, 2011. This evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2011.

Management’s Annual Report On Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management has assessed the effectiveness of our internal control over financial reporting as at September 30, 2011 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that the Company maintained effective internal control over financial reporting as at September 30, 2011.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) being signed into law in the United States. Section 989G of the Dodd-Frank Act permanently exempts non-accelerated filers from filing auditor attestation reports over the effectiveness of the Company’s internal controls in accordance with Section 404(b) of the Sarbanes Oxley Act of 2002. For the year ended September 30, 2011, the Company continues to meet the definition of a non-accelerated filer.

Changes In Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the Company’s year ending September 30, 2011 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations Of Controls And Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of the audit committee are Robert Chisholm (Chairman), Peter Scarth, Thomas Nielsen, and Lawrence Lerner.

Our Board of Directors has determined that Robert Chisholm qualifies as a “financial expert”, however, Mr. Chisholm is not considered independent according to the standards for audit committee member independence prescribed by the American Stock Exchange.

Three members of the audit committee are independent (being Peter Scarth, Thomas Nielson, and Lawrence Lerner) and all audit committee members are financially literate.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

Robert Chisholm received his Bachelor of Business Administration from Saint Francis Xavier University in Nova Scotia in 1984 and holds a professional accounting designation from the Certified Management Accountants of Canada. Mr. Chisholm was the former Chief Financial Officer (“CFO”) of the Company from 2001 to 2009 and currently acts as the CFO for a number of public and private companies.

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

Lawrence Lerner is currently the President of LLBC, llc a management consulting firm. In the past, Mr. Lerner was the Global Head at UST Global, a leading provider of end-to-end IT services and solutions for Global 1000 companies, with a particular focus areas including Management Consulting, Interactive and Media Design, Business Intelligence and Data Warehousing and Business Analytics.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.      Audit Fees

The aggregate fees billed by our auditors were CDN$275,000 and CDN$275,000 for the fiscal years ended 2011 and 2010, respectively.

B.      Audit-Related Fees

The aggregate fees billed by our auditors for audit-related fees were CDN$nil and CDN$nil for the fiscal years ended 2011 and 2010, respectively.

C.      Tax Fees

The aggregate fees billed by our auditors for tax fees were CDN$15,560 and CDN$nil for the fiscal years ended 2011 and 2010, respectively. The work performed related to US tax compliance.

D.      All Other Fees

The aggregate fees billed by our auditors for other services were CDN$227,188 and CDN$59,000 for the fiscal years ended 2011 and 2010, respectively.

Pre-Approval of Services by the Independent Auditor

The Audit Committee is responsible for the pre-approval of audit and permitted non-audit services to be performed by the Company's independent auditor. The Audit Committee will, on an annual basis, consider and, if appropriate, approve the provision of audit and non-audit services by its auditor. Thereafter, the Audit Committee will, as necessary, consider and, if appropriate, approve the provision of additional audit and non-audit services by its auditor which are not encompassed by the Audit Committee's annual pre-approval and are not prohibited by law. The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve, on a case-by-case basis, non-audit services to be performed by the Company’s auditors. The Audit Committee has approved all of the audit and permitted non-audit services performed by the Company’s auditors in the year ended September 30, 2011.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On April 15, 2010, the Company received approval from the TSX-V for a Normal Course Issuer Bid (the “Bid”) that enables the Company to purchase and cancel up to 340,000, or approximately 1% of its outstanding common shares between May 1, 2010 and April 30, 2011. During the three month period ended December 31, 2010 the Company received approval from the TSX-V to revise the authorized purchase amount from 340,000 common shares to 1,714,943 million common shares, or 5% of the outstanding common shares of the Company. On May 27, 2011, the Company received approval from the TSX-V to extend the Bid authorizing the purchase of 1,714,943 common shares from May 27, 2011 to May 26, 2012.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
May 1, 2010 to May 31, 2010	10,000	$1.70	10,000	Nil
June 1, 2010 to June 30, 2010	30,000	$1.59	30,000	Nil

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
July 1, 2010 to July 31, 2010	20,000	$1.45	20,000	Nil
August 1, 2010 to August 31, 2010	10,000	$1.50	10,000	Nil
September 1, 2010 to September 30, 2010	30,000	$1.39	30,000	Nil
October 1, 2010 to October 31, 2010	22,300	$1.56	22,300	Nil
November 1, 2010 to November 30, 2010	52,900	$1.68	52,900	Nil
December 1, 2010 to December 31, 2010	23,100	$1.62	23,100	Nil
January 1, 2011 to January 31, 2011	75,400	$1.58	75,400	Nil
February 1, 2011 to February 28, 2011	Nil	Nil	Nil	Nil
March 1, 2011 to March 31, 2011	Nil	Nil	Nil	Nil
April 1, 2011 to April 30, 2011	Nil	Nil	Nil	Nil
May 1, 2011 to May 31, 2011	1,300	$1.38	1,300	1,713,643
June 1, 2011 to June 30, 2011	58,100	$1.20	58,100	1,655,543
July 1, 2011 to July 31, 2011	Nil	Nil	Nil	1,655,543
August 1, 2011 to August 31, 2011	50,000	$1.06	50,000	1,605,543

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
September 1, 2011 to September 30, 2011	Nil	Nil	Nil	1,605,543
October 1, 2011 to October 31, 2011	Nil	Nil	Nil	1,605,543
November 1, 2011 to November 30, 2011	Nil	Nil	Nil	1,605,543
December 1, 2011 to December 31, 2011	Nil	Nil	Nil	1,605,543
January 1, 2012 to January 31, 2012	Nil	Nil	Nil	1,605,543
Total	383,100	$1.45	383,100	1,605,543

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not Applicable

ITEM 16G. CORPORATE GOVERNANCE.

Not Applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

We are providing financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles or Canadian GAAP. See Note 25 to the consolidated financial statements for a reconciliation of the measurement differences between Canadian and US GAAP, as they relate to us.

The financial statements and notes thereto as required under Item 18 are attached hereto and are found immediately following the text of this annual report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Articles, as amended (5)

1.2	Notice of Articles, dated December 2, 2009 (5)

1.3	Notice of Change of Name, dated June 4, 2009 (5)

4.1	The Services Agreement between Pixology and ASDA Stores Limited is dated 28 September 2005 and continues in full force and effect until terminated by either party giving no less than three calendar month’s notice in writing to the other, such notice to expire at any time on or after the first anniversary of the commencement date.(3)

4.2	The Services Agreement with Sam’s West Inc., dated January 23, 2008.(4)

4.3	The Amended and Restated Services Agreement with Wal-Mart Canada Corp., dated January 31, 2008.(4)

4.4	The Internet Photo Services Agreement with Costco Wholesale Corporation, dated April 29, 2008.(4)

4.5	The lease renewal and modification agreement for our executive offices in Canada with The Old BC Electric Building Corp., dated June 11, 2009.(5)

4.6	The lease agreement for our support offices in Canada with The Old BC Electric Building Corp., dated July 26, 2010. (6)

4.7	The share purchase agreement amongst PhotoChannel Networks Inc., as Purchaser and Vendors in relation to the sale and purchase of the whole of the issued share capital of WorksMedia Limited. (5)

4.8	The First Amendment to the Internet Photo Services Agreement with Costco Wholesale Corporation dated February 16, 2011. (1) (*)

12.1	Section 302(a) Certification of CEO.(1)

12.2	Section 302(a) Certification of CFO.(1)

13.1	Section 906 Certifications of CEO and CFO.(1)

_____________________

(1)	Filed herewith.

(2)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2006, as filed with the SEC on April 2, 2007.
(3)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2007, as filed with the SEC on April 4, 2008.
(4)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2008, as filed with the SEC on January 20, 2009.
(5)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2009, as filed with the SEC on March 17, 2010.
(6)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2010, as filed with the SEC on March 29, 2011.
(*)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PNI DIGITAL MEDIA INC.
(Registrant)

Date: March 19, 2012	By:	/s/ Thomas Kyle Hall
Thomas Kyle Hall
Chief Executive Officer

PNI Digital Media Inc.

Consolidated Financial Statements

September 30, 2011, 2010 and 2009

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

Management has assessed the effectiveness of our internal control over financial reporting as of September 30, 2011 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO” Report”).

Based on our assessment and those criteria, management believes that PNI Digital Media Inc. maintained effective internal control over financial reporting as of September 30, 2011.

Kyle Hall	Simon Bodymore
Chief Executive Officer	Chief Financial Officer
Vancouver, Canada

December 14, 2011

December 14, 2011

Independent Auditor’s Report

To the Shareholders of PNI Digital Media Inc.

We have audited the accompanying consolidated financial statements of PNI Digital Media Inc. and its subsidiaries (PNI), which comprise the consolidated balance sheets, as at September 30, 2011 and September 30, 2010 and the consolidated statements of earnings (loss) and comprehensive gain (loss), statements of deficit, statements of shareholders’ equity, and statements of cash flows for each of the three years in the period ended September 30, 2011 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PNI Digital Media Inc. and its subsidiaries as at September 30, 2011 and September 31, 2010 and the results of their operations and cash flows for each of the three years in the period ended September 30, 2011 in accordance with Canadian generally accepted accounting principles.

Signed PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP, Chartered Accountants

PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

 “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

PNI Digital Media Inc.
Consolidated Balance Sheets
As at September 30, 2011 and 2010
(expressed in Canadian dollars)

	September 30, 2011	September 30, 2010

Assets

Current assets
Cash and cash equivalents	$3,936,176	$4,690,355
Accounts receivable (note 5)	4,535,912	5,302,865
Prepaid expenses and other current assets	460,140	541,026
Current portion of future income tax asset (note 11)	108,933	1,026,651

	9,041,161	11,560,897

Property and equipment (note 6)	5,140,150	5,230,829

Future income tax asset (note 11)	7,013,431	4,953,934

Intangible assets (note 7)	680,437	1,115,794

Goodwill (note 8)	576,840	658,904

	$22,452,019	$23,520,358

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	$3,284,311	$5,471,878
Current portion of deferred revenue	250,323	613,081
Current portion of capital lease obligations (note 15)	-	107,964
Future income tax liability (note 11)	56,507	119,081

	3,591,141	6,312,004

Deferred revenue	33,898	78,876
	3,625,039	6,390,880

Shareholders’ Equity (note 12)

Share capital	$66,419,784	$66,200,215
Contributed surplus	19,336,768	18,933,619
	85,756,552	85,133,834

Deficit	(64,583,644)	(65,684,820)

Accumulated other comprehensive loss	(2,345,928)	(2,319,536)

	(66,929,572)	(68,004,356)

	18,826,980	17,129,478

	$22,452,019	$23,520,358

Commitment and contingencies (note 17) Approved by the Board of Directors

“Kyle Hall”	Director	“Peter Fitzgerald	Director

The accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Consolidated Statements of Earnings (Loss) and Comprehensive Gain (Loss)
For the Years Ended September 30, 2011, 2010 and 2009
(expressed in Canadian dollars)

	2011	2010	2009

Revenue (note 13)	$23,686,351	$25,356,570	$24,446,569

Expenses
Network delivery	4,313,913	5,376,920	6,672,583
Software development	11,218,227	8,162,595	7,566,227
General and administration	4,096,764	4,021,971	4,893,640
Sales and marketing	927,860	896,791	1,202,699
Amortization of intangible assets	858,354	2,550,452	3,243,359
Amortization of property and equipment	2,036,953	2,368,539	2,770,357
	23,452,071	23,377,268	26,348,865

Earnings (loss) from operations before the undernoted	234,280	1,979,302	(1,902,296)

Realized foreign exchange (loss) gain	(53,218)	(119,561)	115,526
Unrealized foreign exchange (loss) gain	(71,930)	304,331	435,467

Interest income	-	642	8,759
Interest expense – capital lease	(5,536)	(75,850)	(120,696)
Interest expense – other	(63)	(1,839)	(99,255)

Loss on disposal of property and equipment	(117,306)	(40,085)	(56,171)
Loss on settlement of asset retirement obligation (note 10)	-	(4,810)	-

	(248,053)	62,828	283,630

(Loss) earnings before income taxes	(13,773)	2,042,130	(1,618,666)

Current income tax (expense) (note 11)	-	(11,892)	-
Future income tax benefit (expense) (note 11)	1,114,949	4,821,756	(151,000)

Net earnings (loss)	1,101,176	6,851,994	(1,769,666)

Other comprehensive loss:

Unrealized foreign exchange loss on translation of self- sustaining foreign operations	(26,392)	(510,342)	(652,661)

Comprehensive gain (loss)	$1,074,784	$6,341,652	$(2,422,327)

Earnings (loss) per share (note 12i)
Basic	$0.03	$0.20	$(0.05)
Fully diluted	$0.03	$0.20	$(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

PNI Digital Media Inc.
Consolidated Statements of Deficit
For the Years Ended September 30, 2011, 2010 and 2009
(expressed in Canadian dollars)

	2011	2010	2009

Balance, beginning of year	$(65,684,820)	$(72,536,814)	$(70,767,148)

Net earnings (loss) for the year	1,101,176	6,851,994	(1,769,666)

Balance, end of year	$(64,583,644)	$(65,684,820)	$(72,536,814)

The accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Consolidated Statements of Shareholders’ Equity
For the Years Ended September 30, 2011, 2010 and 2009
(expressed in Canadian dollars)

	Share capital
	Number of Common Shares	Amount	Share capital purchased for cancellation	Contributed surplus	Warrants	Deficit	Accumulated other comprehensive loss	Total Shareholders’ equity

Balance September 30, 2008	33,464,432	$65,614,347	-	$11,611,165	$4,961,826	$(70,767,148)	$(1,156,533)	$10,263,657
Issuance of shares on exercise of options	28,750	111,045	-	(67,920)	-	-	-	43,125
Stock-based compensation recorded in net loss	-	-	-	1,846,293	-	-	-	1,846,293
Compensation expense re. acquisition of WorksMedia Limited (note 3)	-	-	-	169,722	-	-	-	169,722
Issuance of shares on acquisition of WorksMedia Limited (note 3)	214,500	292,064	-	-	-	-	-	292,064
Net loss	-	-	-	-	-	(1,769,666)	-	(1,769,666)
Expiry of warrants (note 12 (c))	-	-	-	4,961,826	(4,961,826)	-	-	-
Other comprehensive loss	-	-	-	-	-	-	(652,661)	(652,661)

Balance September 30, 2009	33,707,682	$66,017,456	$-	$18,521,086	$-	$(72,536,814)	$(1,809,194)	$10,192,534

Issuance of shares on exercise of options	37,600	70,686	-	(14,811)	-	-	-	55,875
Stock-based compensation recorded in net earnings	-	-	-	399,068	-	-	-	399,068
Compensation expense re.acquisition of WorksMedia Limited (note 3)	-	-	-	290,952	-	-	-	290,952
Issuance of shares held in escrow (note 12g)	178,500	290,952	-	(290,952)	-	-	-	-
Purchase of share capital for cancellation (30,000 shares)	-	-	(41,909)	-	-	-	-	(41,909)
Cancellation of shares repurchased	(70,000)	(136,970)	-	28,276	-	-	-	(108,694)
Net earnings	-	-	-	-	-	6,851,994	-	6,851,994
Other comprehensive loss	-	-	-	-	-	-	(510,342)	(510,342)

Balance September 30, 2010	33,853,782	$66,242,124	$(41,909)	$18,933,619	$-	$(65,684,820)	$(2,319,536)	$17,129,478

Issuance of shares on exercise of options	291,776	498,937	-	(134,217)	-	-	-	364,720
Stock-based compensation recorded in net earnings	-	-	-	363,490	-	-	-	363,490
Compensation expense re. acquisition of WorksMedia Limited (note 3)	-	-	-	299,102	-	-	-	299,102
Issuance of shares held in escrow (note 12g)	178,500	290,952	-	(290,952)	-	-	-	-
Purchase of share capital for cancellation (283,100 shares)	-	-	(404,594)	-	-	-	-	(404,594)
Cancellation of shares repurchased	(313,100)	(612,229)	446,503	165,726	-	-	-	-
Net earnings	-	-	-	-	-	1,101,176	-	1,101,176
Other comprehensive loss	-	-	-	-	-	-	(26,392)	(26,392)
Balance September 30, 2011	34,010,958	$66,419,784	$-	$19,336,768	$-	$(64,583,644)	$(2,345,928)	$18,826,980

The accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2011, 2010 and 2009
(expressed in Canadian dollars)

	2011	2010	2009

Cash flows from operating activities
Net earnings (loss) for the year	$1,101,176	$6,851,994	$(1,769,666)
Items not affecting cash
Amortization	2,895,307	4,918,991	6,013,716
Stock-based compensation expense	662,592	690,020	2,016,015
Unrealized foreign exchange loss (gain)	71,930	(304,331)	(435,467)
Allowance for doubtful accounts (note 5)	33,102	33,781	9,945
Loss on disposal of property and equipment	117,306	40,085	56,171
Loss on settlement of asset retirement obligation	-	4,810	-
Provision for unrecoverable lease payments	-	-	185,848
Future income tax (benefit) expense (note 11)	(1,114,949)	(4,821,756)	151,000
Accretion and other items	-	79,426	29,201

	3,766,464	7,493,020	6,256,763
Net change in non-cash working capital items (note 19)	(1,845,407)	(2,778,275)	(715,432)
Payments for unrecoverable lease payments	-	(180,336)	-
Payments made to settle asset retirement obligations	-	(45,071)	-

	1,921,057	4,489,338	5,541,331
Cash flows from investing activities
Purchase of property and equipment	(2,076,900)	(1,468,825)	(2,182,637)
Purchase of intangible assets	(322,416)	-	-
Proceeds on disposal of property and equipment	2,674	-	-
Payments made to acquire WorksMedia Limited, net of cash acquired	-	-	(1,157,501)

	(2,396,642)	(1,468,825)	(3,340,138)

Cash flows from financing activities
Proceeds on exercise of options	364,720	55,875	43,125
Issuance of common shares (note 3)	-	-	(7,813)
Repurchase of common shares	(404,594)	(150,603)	-
(Repayment) of loan payable	-	(937,548)	-
Repayment of capital lease obligations	(107,964)	(396,186)	(337,375)
Repayment of loan used to finance the acquisition of WorksMedia Limited	-	(936,343)	-
	(147,838)	(2,364,805)	(302,063)

Effect of changes in foreign exchange rates on cash and cash equivalents	(130,756)	(202,637)	(332,834)

(Decrease) increase in cash and cash equivalents during the year	(754,179)	453,071	1,566,296

Cash and cash equivalents - beginning of year	4,690,355	4,237,284	2,670,988

Cash and cash equivalents - end of year	$3,936,176	$4,690,355	$4,237,284

Supplementary cash flow information is included in note 19

The accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2011, 2010 and 2009
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

2.       Summary of significant accounting policies

a)     Basis of consolidation

These consolidated financial statements are prepared in accordance with Part V – Pre-changeover accounting standards under generally accepted accounting principles (“GAAP”) in Canada, and include the accounts of the Company and each of its wholly-owned subsidiaries, PhotoChannel Capital Inc., PhotoChannel Management Inc., PNI Digital Media Ltd., PNI Digital Media Europe Ltd., Pixology Incorporated and WorksMedia Limited. The results of WorksMedia Limited have been included since the date of acquisition, March 11, 2009.

All material intercompany balances and transactions are eliminated upon consolidation.

b)     Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates and assumptions include the determination of the recoverable amounts for property and equipment and intangible assets, impairment testing of goodwill, the determination of the recoverability of future income taxes and the determination and classification of stock-based transactions.  Actual results may differ from those estimates.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2011, 2010 and 2009
(expressed in Canadian dollars)

c)   Reporting currency and foreign currency translation

These consolidated financial statements are reported in Canadian dollars.  Foreign currency denominated revenues and expenses are translated using average rates of exchange during the year.  Foreign currency denominated assets and liabilities are translated at the rate of exchange in effect at the balance sheet dates.

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates and revenues and expenses of those operations are translated using the average rates of exchange during the year.  Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive loss, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

d)   Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.  Investments with an original maturity of more than three months are designated short-term held for trading securities which are measured at fair value with changes in fair value recorded in net earnings.  As at September 30, 2011 and 2010, the Company had no investments in interest bearing securities with original terms to maturity of greater than three months.

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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2011, 2010 and 2009
(expressed in Canadian dollars)

g)   Intangible assets

Intangible assets acquired in a business combination that meet the specified criteria for recognition, apart from goodwill, are initially recognized and measured at fair value.  Intangible assets with finite useful lives, including acquired software, software developed for internal use and customer relationships, are amortized on a straight-line basis over their estimated useful lives between one and three years.  The amortization methods and estimated useful lives of intangible assets are reviewed annually or earlier if events and circumstances change.  In addition, the Company assesses whether costs incurred to generate software used in the PNI Network or sold to customers meets the recognition criteria of an intangible asset, as further described in note l.

The Company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted cash flows.  If the carrying amount exceeds the fair value of the intangible asset, an impairment loss is recognized equal to that excess through the statements of earnings (loss).

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
September 30, 2011, 2010 and 2009
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

Through Network Services, the Company’s customers obtain access to the PNI Digital Media Platform (Platform) which provides the technology which delivers media transactions between retailers and content providers and their consumers.  The Platform provides a transaction and order routing tier which delivers orders placed either through online sites or kiosks to the production facilities of the Company’s customers for production and delivery to end consumers.  Through the Platform, customers are able to store, edit, archive, distribute and print photographs and other personalized products.  The Company does not produce the content, but may act as an agent for certain retailers for some consumer deliverables. The Network Services provided by the Company may include the software, hosting, storage and archiving facilities, ongoing development up to a specified threshold of hours, initial integration of the software into the customer’s environment, technical support, maintenance services and hardware. Fees for these services are paid through fixed and variable fees. The variable fees are based on different factors and may be based on the number of physical locations connected to the Network, the number of transactions processed through the Platform, the number of images uploaded through the Platform, a percentage of revenue earned by its customers and the amount of storage capacity used in excess of minimums provided in the contract.  The Company accounts for the Network Services as a single unit of accounting.

In some instances, the Company provides services to the ultimate customers who access the PNI Network through a retailer’s website.  These services include taking on the responsibility for the fulfillment of print orders, the provision of certain consumer deliverables and other media.  The Company pays the retailer a commission for the use of their website and other services provided by the retailer.  The Company is responsible for fulfilling the ultimate customers’ orders and fulfills its obligations through the use of third party suppliers who ship the products directly to the customer.  Revenue is recognized when the product is shipped, net of estimated returns, as the Company has transferred the significant risks and rewards of ownership to the customer at that time.  The Company estimates the provision for returns based on historical experience and adjusts to actual returns when determinable.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2011, 2010 and 2009
(expressed in Canadian dollars)

The Company provides professional services in addition to the initial integration services to make changes to the customer’s website and branded environment and to provide email marketing programs to customers.

Revenue is considered realized or realizable and earned when all of the following criteria are met:

(i)       Persuasive evidence of a sales arrangement exists;

(ii)      Delivery has occurred or services have been rendered;

(iii)     The price is fixed or determinable; and

(iv)     Collectability is reasonably assured.

Cash received from customers prior to the related revenue being recognized is recorded as deferred revenue. In addition to this general policy:

•	Fees earned for software licenses relate to the sale of software either directly to retailers or to distributors for resale to retailers for use in-store, allowing end users to edit and order prints and other photo-related items from digital images. Revenue from these arrangements that involve multiple elements are reviewed to determine whether a delivered item(s) has value to the customer on a stand-alone basis and whether there is objective and reliable evidence of the fair value of the undelivered item(s). If these criteria are met, the Company allocates revenue using the relative fair value of each element within the contract that has stand alone value, such as software products, post contract customer support and maintenance. In instances, where the Company has evidence of the fair value of each element within a multiple deliverable arrangement, revenue is recognized upon the delivery or rendering of service(s) with respect to each element as there is no general right of return. Revenue for perpetual software licenses is recognized upon delivery, as the license holder is not obligated to pay maintenance for the ongoing use of the license. Maintenance fees are recognized on a straight line basis over the term of the maintenance service period. If the fair value of the delivered item is not obtainable, the Company allocates revenue using the residual method in instances where the fair value of the undelivered item is verifiable or in the absence of fair value of the undelivered item, the entire consideration is deferred and recognized when the overall revenue recognition criteria for the revenue contract as a whole is met. The Company does not currently have any multiple deliverable arrangements which require the use of the residual approach or deferral of the overall consideration.
•	Installation fees are fixed upfront fees related to Network Services which are deferred and recognized on a straight-line basis over the life of the agreement, or where the agreement with the customer is on a month-to-month basis, over the estimated life of the customer relationship period. The customer relationship period is assessed annually, and has been estimated to be 24 to 36 months.
•	Monthly fixed fees per connected location are recognized monthly and are included in membership fees.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2011, 2010 and 2009
(expressed in Canadian dollars)

•	Fees for storing and archiving digital images for customers in excess of the minimums provided in the agreement are based upon our customers storage capacity needs, and are recognized as the storage is provided and are included in archive fees.
•	Professional services are recognized when the services are completed and included in professional fees.

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

l)    Software development costs

Software development costs includes the costs to customize aspects of the Company's PNI Network software for specific customers as well as the cost of generating and maintaining the Company's software used in the PNI Network and software sold to customers.  For costs incurred to generate software used in the PNI Network or sold to customers, the Company classifies costs into a research phase and a development phase.  Costs incurred during the research phase are expensed when incurred as the Company is not able to demonstrate that the software will generate future economic benefits.  Costs incurred during the development phase are recognized as intangible assets only if the Company can demonstrate the technical feasibility of completing the software so it will be available for use or sale; its intention to complete the software and use or sell it; its ability to use or sell the software; how the software will generate probable future economic benefits; the availability of adequate technical, financial and other resources to complete the development and use and sell the software; and its ability to measure reliably the expenditure attributable to the software during development.  If these criteria are not met, the development costs are expensed when incurred for both costs of developing the Company’s software used directly in the PNI Network and the software which is sold to customers or customized for customers. During the period the Company had incurred software development costs of $11,218,227 (2010: $8,162,595; 2009: $7,566,227), these costs principally consist of staff and consulting costs associated with the day to day operations of the Company including customizing aspects of the Company’s PNI Network software for specific customers, generating and maintaining the Company’s software used in the PNI Network and exploring new initiatives.  As at year end the Company determined that $186,426 (2010: $nil; $2009: $nil) of these costs met the capitalization criteria.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2011, 2010 and 2009
(expressed in Canadian dollars)

m)  Stock-based compensation

The Company’s stock-based awards may take the form of stock options, Performance Share Units (“PSU”), and Restricted Share Units (“RSU”) which are granted to directors and certain employees of the Company as an element of compensation.  The cost of the service received as consideration is measured based on an estimate of fair value at the date of the grant.  The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus.  On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital.  On vesting of PSU’s and RSU’s, the Company issues common shares from treasury and the compensation expense previously recorded to contributed surplus is credited to share capital.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option.  The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares and an expected dividend yield.  The Company estimates the expected term of the options granted by considering the Company’s historical experience involving stock option exercise; cancellations, forfeitures and expiries; volatility is estimated with reference to historical volatility data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 12(e).  The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

The fair value of each PSU and RSU awarded is based upon the quoted price of the Company’s stock on the date of grant.  All PSU and RSU awards are equity settled.  As it relates to PSU’s and RSU’s, no value is attributed to awards that the employee forfeits as a result of not achieving the service or performance conditions; hence the number of PSU’s and RSU’s granted is reduced by actual forfeitures.

n)   Leases

Leases entered into are classified as either capital or operating leases.  Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases.  Property acquired under capital leases is recorded as an asset on the balance sheets with a corresponding increase to the capital lease obligation and depreciated over the life of the lease.

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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2011, 2010 and 2009
(expressed in Canadian dollars)

o)  Financial instruments

Classification of financial instruments

The Company has made the following classifications for its financial instruments:

•	Cash and cash equivalents are classified as "Loans and receivables” financial assets and are measured at amortized cost at the end of each period;
•	Accounts receivable are classified as “Loans and receivables” and are recorded at amortized cost using the effective interest rate method. Subsequent measurement of trade receivables is at amortized cost (if significant), less an allowance for doubtful accounts;
•	Accounts payable and accrued liabilities are classified as "Other financial liabilities” and are measured at amortized cost (if significant) using the effective interest rate method;
•	Loan payable, including accrued interest and purchase consideration payable are classified as financial liabilities and are measured at amortized cost (if significant) using the effective interest rate method;
•	Transaction costs incurred to acquire financial instruments are recorded through the statements of earnings (loss)

p)   Net earnings (loss) per share

Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period.  The treasury stock method is used for calculation of diluted net earnings per share.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options, and warrants and the unrecognized portion of the fair value of stock options, restricted share unit awards and performance share unit awards are applied to repurchase common shares at the average market price for the period.  Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

At September 30, 2011, nil warrants (2010 – nil; 2009 - nil) and 1,888,223 options (2010 - 2,775,769; 2009 - 3,286,780), 198,200 restricted share units (2010 – nil; 2009 – nil), and 14,400 performance share units (2010 – nil; 2009 – nil) were outstanding.  The options, RSU’s and PSU’s were included in the calculation of diluted earnings (loss) per share for the year ending September 30, 2011; the options were included in the calculation of diluted earnings per share for the year ending September 30, 2010 but excluded, along with warrants, from the calculation of diluted earnings (loss) per share for the year ending September 30, 2009, as their effects would be anti-dilutive.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2011, 2010 and 2009
(expressed in Canadian dollars)

q)   Recently issued accounting standards

CICA Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests

In January 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  These sections also provide the Canadian equivalent to International Financial Reporting Standards (“IFRS”) 3, Business Combinations and International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements.

CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

Management does not anticipate the adoption of this standard will have any impact on the Company’s consolidated financial statements because the Company will be adopting International Financial Reporting Standards (IFRS) effective October 1, 2011.

EIC 175, Revenue Arrangements with Multiple Developments

In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, Revenue Arrangement with Multiple Deliverables an amendment to EIC 142, Revenue Arrangements with Multiple Deliverables. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011.

Management does not anticipate the adoption of this standard will have any impact on the Company’s consolidated financial statements because the Company will be adopting International Financial Reporting Standards (IFRS) effective October 1, 2011.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2011, 2010 and 2009
(expressed in Canadian dollars)

3.	Acquisitions

WorksMedia Limited

After close of business on March 10, 2009, the Company completed its acquisition of WorksMedia Limited (“WorksMedia”), a private company incorporated in England and Wales and a provider of photo kiosk and desktop photography software.

The acquisition of WorksMedia provided the Company with additional software technology and key personnel in addition to an established customer base across a wide geographic area.

In consideration for the shares of WorksMedia, the Company paid the vendors the Sterling equivalent of $2.1 million based upon the exchange rate published by the Bank of England on February 25, 2009, in 13 equal monthly installments (the “Cash Payment”(s)), with the first installment having been paid on closing and issue 750,000 common shares of the Company.  All of these common shares issued as part of the acquisition have been placed in escrow and will be released in three (3) equal installments of 250,000 common shares on March 10, 2010, 2011 and 2012 pursuant to an escrow agreement among the Company, the vendors and the Company’s counsel (the “Escrow Agreement”).  The shares will be released to the previous shareholders’ of WorksMedia in direct proportion to their shareholding in that company immediately prior to the acquisition taking place. However, as part of the share purchase agreement entered into between the Company and the vendors, in order to receive their portion of the share consideration, three of the vendors (the “Principal Vendors”), who collectively controlled 71.40% of WorksMedia prior to acquisition, will be required to remain in the employment of the Company post-acquisition.  Should any of these vendors choose to terminate their employment with the Company prior to the release of the shares from escrow, they will immediately forfeit their right to their proportion of the shares and those shares will then be returned to the Company and cancelled.

Of the 750,000 common shares issued as part of the acquisition, 214,500 (28.6%) have been included as part of the purchase consideration while the remaining 535,500 (71.4%) which will only be released from escrow upon the continued employment of the Principal Vendors will be treated as compensation expense of those vendors and will be expensed to the statements of earnings (loss) over the three year period ending March 10, 2012 at an approximate amount of $72,000 per quarter. During the year ended September 30, 2011, $299,102 (2010: $290,952; 2009: $169,722) was recorded as compensation expense.

The 214,500 common shares issued were assigned a fair value of $1.40 per share using the average closing price of the Company’s common shares over a five day period both before and after February 25, 2009, the announcement date of the acquisition, and after taking into consideration the Escrow Agreement in place that restricts the issuance over a three year period and the liquidity risks associated with the number of shares issued.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2011, 2010 and 2009
(expressed in Canadian dollars)

The 535,500 common shares issued which will be released from escrow subject to the continuing employment of the Principal Vendors have been valued using the market value at the date of the grant of $1.63.

Share issuance costs of $7,813 have been recorded against the issuance of the 750,000 common shares.

If the Company fails to make a Cash Payment, the vendors will have the right to the return of the WorksMedia business, and will retain all Cash Payments made and PNI Digital Media shares issued to the vendors in connection with the acquisition.  The Cash Payments are secured by a debenture over all of the assets of WorksMedia in favour of the vendors.  As additional security for the balance of the cash portion of the consideration, all of the shares of WorksMedia have been placed in escrow with the vendors’ solicitor pursuant to a business escrow agreement among the Company, the vendors and the vendor’s solicitor (the “Business Escrow Agreement”).  The shares of WorksMedia will remain in escrow with the vendor’s Solicitor until all of the Cash Payments have been made, at which point the WorksMedia shares will be released from escrow to the Company.  The vendors will be entitled to retain all Cash Payments made and shares issued to them before the WorksMedia shares are released to them under the Business Escrow Agreement.

In addition, as further consideration for the acquisition, the share purchase agreement provides for the issuance of up to an additional 900,000 common shares of the Company to the vendors over a period of three years from closing (the “Contingent Consideration”).  The amount of Contingent Consideration to be issued is based on specific pre-determined annual performance targets.  Any contingent consideration earned by the Principal Vendors in accordance with this share purchase agreement is subject to their continued employment with the Company post acquisition. No common shares were issued upon the passing of the first and second anniversary of the acquisition of WorksMedia as the pre-determined annual performance target was not met.

Transaction costs of $221,443 were directly incurred with respect to the acquisition and have been included as part of the purchase price.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

The purchase price allocation summarizing the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Purchase consideration
Paid in cash	161,538
Loan payable	1,848,552
		$2,010,090
Purchase consideration – shares issued		299,877
Transaction costs		221,443
		2,531,410

Assets acquired and liabilities assumed
Cash and cash equivalents		208,597
Other current assets		451,093
Property and equipment		44,048
Intangible assets – Customer contracts		1,734,000
Intangible assets – acquired software		841,000
Goodwill		638,225
Current liabilities		(651,589)
Future income tax liability		(733,964)

		$2,531,410

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

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

4.	Restructuring

In February 2009, following the announcement of it’s acquisition of WorksMedia, the Company announced its intention to undergo a restructuring of its United Kingdom operations and to relocate its Pixology operations from Guildford to the WorksMedia offices in Southampton.  In conjunction with this restructuring an immediate reduction in UK based headcount of approximately 30% was made.  All remaining UK based employees were offered positions in the Company’s Southampton office and operations were relocated from the Guildford office to that location.

A number of costs were incurred relating to the restructuring as follows:

The redundancy, unrecoverable lease costs and other associated costs were recorded as operating costs in the Consolidated Statement of Earnings (loss) during the year ended September 30, 2009 as follows:

2009

Network delivery	$12,979
Software development	39,951
General and administration	205,276

$258,206

A reconciliation of the opening and closing liability balances relating to the above costs during each of the years in the three year period ended September 30, 2011 is as follows:

	2011	2010	2009

Opening liability	$-	$176,056	$-
Charged to expenses re. unrecoverable lease costs	-	-	185,848
Accretion expense included in general and administration expenses	-	1,352	-
Settlement of liability	-	(180,336)	-
Loss on settlement of lease obligation included in general and administration expenses	-	8,200	-
Impact of foreign currency translation	-	(5,272)	(9,792)

Closing liability	$-	$-	$176,056

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

During March 2010, the Company entered into a deed of surrender (the “deed) with the landlord of its Guildford property.  Under the terms of this deed the Company made a one-off payment of £57,477 ($96,418) and in return was released from all obligations under the lease that had previously been entered into.

The final settlement of the liability relating to the office move resulted in $8,200 of costs in excess of the original liability being incurred.  These costs were recorded in general and administration expenses during the year ended September 30, 2010.

5.	Accounts receivable

	As at September 30, 2011	As at September 30, 2010

Trade accounts receivable	$4,540,075	$5,425,805
Allowance for doubtful accounts	(145,000)	(176,531)
	4,395,075	5,249,274

Commodity taxes recoverable	135,655	53,591
Other	5,182	-
Total	$4,535,912	$5,302,865

Reconciliation of changes in allowance for doubtful accounts:

	2011	2010

Balance, beginning of year	$176,531	$154,945
Increase in allowance for doubtful accounts	33,102	33,781
Write-off of bad debts	(63,710)	(9,945)
Impact of foreign currency translation	(923)	(2,250)
Balance, end of year	$145,000	$176,531

6.	Property and equipment

2011	Cost	Accumulated amortization	Net book value

Computer equipment	$15,878,073	$(10,903,337)	$4,974,736
Furniture and office equipment	401,750	(278,779)	122,971
Leasehold improvements	181,718	(139,275)	42,443
	$16,461,541	$(11,321,391)	$5,140,150

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

2010	Cost	Accumulated amortization	Net book value

Computer equipment	$14,844,050	$(9,763,684)	$5,080,366
Furniture and office equipment	416,077	(279,531)	136,546
Leasehold improvements	144,986	(131,069)	13,917
	$15,405,113	$(10,174,284)	$5,230,829

Included within Computer equipment are assets with a net book value of $nil (2010 - $195,864) which were acquired using a capital lease.

For the year ended September 30, 2011, amortization of property and equipment was $2,036,953 (2010- $2,368,539; 2009- $2,770,357), of which $195,864 (2010 - $403,945; 2009 - $416,156) related to assets held under capital leases.

7.	Intangible assets

2011	Acquired software	Customer relationships	Internal use Software	Total

Balance, September 30, 2010	$364,248	$751,546	$-	$1,115,794
Acquired			446,126	446,126
Amortization	(250,422)	(516,698)	(91,234)	(858,354)
Impact of foreign currency translation	(7,550)	(15,579)	-	(23,129)
Balance, September 30, 2011	$106,276	$219,269	$354,892	$680,437

At September 30, 2011 there was $354,892 (2010: $nil) of internal use software that was not available for use and therefore no amortization expense was recorded.

2010	Acquired software	Customer relationships	Internal use Software	Total

Balance, September 30, 2009	$1,219,809	$2,672,402	$-	$3,892,211
Recognition of future income tax asset to offset current year income taxes payable	(89,266)	-	-	(89,266)
Amortization	(702,152)	(1,848,300)	-	(2,550,452)
Impact of foreign currency translation	(64,143)	(72,556)	-	(136,699)
Balance, September 30, 2010	$364,248	$751,546	$-	$1,115,794

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

During 2010, an adjustment was made to the carrying value of intangible assets totalling $89,266, representing the application of Pixology loss carry-forwards to eliminate the future income tax liability arising upon the current year income tax expense of Pixology.

The acquired software and the customer relationship are being amortized on a straight-line basis over a three year period.  Internal use software is being amortized using a rate ranging between 33-1/3% - 100% straight-line.

Expected amortization in future years is as follows:

	Acquired software	Customer relationships	Internal use Software	Total

2012	$106,276	$219,269	$230,608	$556,153
2013	-	-	62,142	62,142
2014	-	-	62,142	62,142

Total	$106,276	$219,269	$354,892	$680,437

8.	Goodwill

2011	Amount

Balance, September 30, 2010	$658,904
Recognition of future income tax asset	(77,382)
Impact of foreign currency translation	(4,682)
Balance, September 30, 2011	$576,840

During 2011, an adjustment was made to the carrying value of goodwill totalling $77,382.  The adjustment represented the application of the future tax asset arising from the amount of PNI Digital Media Europe Ltd. loss carry-forwards the Company considers more likely than not to be utilized.  For further details refer to 25(h).

2010	Amount

Balance, September 30, 2009	$1,664,759
Recognition of future income tax asset to offset current year income taxes payable	(274,462)
Recognition of future income tax asset	(674,690)
Impact of foreign currency translation	(56,703)
Balance, September 30, 2010	$658,904

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

During 2010, two adjustments were made to the carrying value of goodwill totalling $949,152.  The first adjustment of $274,462 represents the application of PNI Digital Media Europe Ltd. loss carry-forwards to eliminate the current year income taxes payable of the entity.   The second adjustment of $674,690 represents the application of the future tax asset arising from the amount of PNI Digital Media Europe Ltd. loss carry-forwards the Company considers more likely than not to be utilized.

9.	Accounts payable and accrued liabilities

	As at September 30, 2011	As at September 30, 2010

Trade payables	$949,162	$1,012,246
Amounts due to customers	1,149,553	3,190,355
Trade accruals	337,353	314,022
Accrued payroll and other taxes	320,034	417,240
Due to employees and consultants	528,209	538,015
Total	$3,284,311	$5,471,878

10.       Asset retirement obligation

The following table summarizes the changes in the balance of asset retirement obligation during each of the years in the three year period ended September 30, 2011:

	2011	2010	2009

Opening liability	$-	$41,503	$22,009
Accretion expense included in general and administration expenses	-	-	1,913
Additional provision for remediation costs	-	-	19,520
Payments made for remediation work	-	(45,071)	-
Loss on settlement of asset retirement obligation	-	4,810	-
Impact of foreign currency translation	-	(1,242)	(1,939)

Closing liability	$-	$-	$41,503

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

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

11.	Income taxes

a)  Income tax expense (recovery)

The Company is subject to income taxes in Canada and the United Kingdom.  The income tax expense (recovery) differs from the amount obtained by applying the applicable statutory income tax rate to loss before income taxes as follows:

	2011	2010	2009
Canadian statutory income tax rate	27.00%	28.88%	30.25%

Income tax (recovery) expense based on statutory income tax rate	$(3,725)	$589,767	$(489,646)
Difference in foreign tax rates	-	(1,223)	27,097
Expiration of tax losses	-	-	-
Non-deductible expenses	192,926	291,268	592,330
Impact of change in tax rates on future tax assets	415,662	(17,035)	524,885
Adjustments in respect of prior year returns	(63,394)	(652,728)	577,399
Capital gain on expiration of unexercised stock purchase warrants	-	-	750,476
Allocation of acquisition future tax liability to future tax expense	-	-	151,000
Allocation of acquisition future tax liability to intangibles	-	-	(126,669)
Allocation of future tax asset to intangibles	-	89,266	-
Allocation of future tax asset to goodwill	-	274,462	-
Other	-	6,856	(2,188)
Change in valuation allowance	(1,656,418)	(5,390,497)	(1,853,684)
Income tax (recover) expense	$(1,114,949)	$(4,809,864)	$151,000

The Company’s (loss) earnings before tax includes $(1,486,491) (2010 – $1,903,781; 2009 – $(414,362)) from domestic operations and $1,472,718 (2010 – $138,349; 2009 – $(1,204,304)) from foreign operations.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

b)  Future income tax assets and liabilities

The tax effect of temporary differences that give rise to significant portions of future income tax assets (liabilities) is as follows:

Future income tax assets

	2011	2010	2009

Net operating loss carry-forwards	$6,141,715	$6,944,472	$8,344,444
Property and equipment	2,830,398	2,725,577	2,174,502
Share issue costs	787	107,611	243,506
Other	36,662	71,190	344,369
	9,009,562	9,848,850	11,106,821
Future income tax liabilities

Intangible assets	(87,895)	(335,819)	(1,090,165)
Related party interest accrued	(103,687)	(105,216)	(106,964)
Net future tax asset	8,817,980	9,407,815	9,909,692
Valuation allowance	(1,752,123)	(3,546,311)	(9,909,692)
Future income tax assets, net	$7,065,857	$5,861,504	$-

As at September 30, 2011, the Company had $9,754,550 (2010 - $8,812,504) of net operating loss carry-forwards in Canada available to reduce taxable income in future years.  These income tax losses expire as follows:

2014	$60,497
2015	1,708,154
2026	2,248,406
2027	3,121,223
2028	2,616,270

$9,754,550

The Company has $14,796,141 (£9,166,238) of future losses for tax purposes in the United Kingdom that do not have an expiry date and which are available to reduce taxable trading income in future periods.

The Company’s valuation allowance of $1,752,123 (2010:  $3,546,311) relates to the portion of net future tax assets of it’s UK subsidiaries, PNI Digital Media Ltd. and PNI Digital Media Europe Ltd., that do not meet the more likely than not threshold.

12.	Share capital

a)     Authorized

Unlimited number of common shares without par value

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

Unlimited number of preferred shares without par value

As at September 30, 2011, the Company had 34,189,458 common shares issued (2010 – 34,210,782) and 34,010,958 outstanding (2010 – 33,853,782).  There are no preferred shares issued or outstanding at September 30, 2011, 2010 or 2009.

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

c)     Warrants

The following table summarizes activity related to the Company’s issued share purchase warrants during the years ended September 30, 2010, 2009 and 2008:

	Number of warrants	Average exercise price
Balance, September 30, 2008	4,857,147	$4.00

Expiry of warrants, unexercised (March 30, 2009)	(4,857,147)	4.00
Balance, September 30, 2009, 2010 and 2011	-	$-

d)     Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the “Plan”).  The Plan authorizes a maximum of 10% (3,401,096) of the Company’s issued and outstanding common shares to be reserved for issuance.  The term of the options granted under the plan is five years and options are subject to various vesting requirements. Under the terms of the Plan one-eighteenth of the options granted vest each month with the first eighteenth vesting on the date of grant.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

The following table summarizes activity under the Company’s stock option plan for the years ended September 30, 2011, 2010 and 2009:

	Number of options	Average exercise price
Balance, September 30, 2008 (1,967,882 options exercisable)	2,883,869	$2.60
Granted	690,000	1.62
Exercised	(28,750)	1.50
Forfeited	(258,339)	2.66
Balance, September 30, 2009 (2,815,484 options exercisable)	3,286,780	$2.37
Granted	-	-
Exercised	(37,600)	1.49
Expired	(274,500)	1.50
Forfeited	(198,911)	2.27
Balance, September 30, 2010 (2,770,201 options exercisable)	2,775,769	$2.48
Granted	500,000	1.55
Exercised	(291,776)	1.25
Expired	(10,000)	1.25
Forfeited	(205,770)	2.45
Cancelled	(880,000)	3.35
Balance, September 30, 2011	1,888,223	$2.02

In October 2010, the Company cancelled 880,000 options; the cancellation was considered a modification for accounting purposes, with the incremental costs being recognized over the term of the new awards.   The terms of the new awards are described below.

The following table summarizes information about stock options outstanding and exercisable at September 30, 2011:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.48	415,000	2.36	$1.48	415,000	$1.48
$1.50	25,000	2.85	$1.50	25,000	$1.50
$1.55	451,500	4.01	$1.55	275,924	$1.55
$2.00	150,000	2.44	$2.00	150,000	$2.00
$2.32	649,723	0.20	$2.32	649,723	$2.32
$3.35	197,000	1.45	$3.35	197,000	$3.35
$1.37 - $3.35	1,888,223	1.93	$2.02	1,712,647	$2.07

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

The total intrinsic value of options exercised during the year ended September 30, 2011 was $63,155 (2010 - $8,267; 2009 - $20,987).  The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
As at September 30, 2009
Options outstanding	3,286,780	$2.37	2.97	$488,521
Options vested and expected to vest	3,286,780	$2.37	2.97	$488,521
Options exercisable	2,815,484	$2.48	2.72	$488,521
As at September 30, 2010
Options outstanding	2,775,769	$2.48	2.14	$167,139
Options vested and expected to vest	2,775,769	$2.48	2.14	$167,139
Options exercisable	2,770,201	$2.48	2.14	$167,139
As at September 30, 2011
Options outstanding	1,888,223	$2.02	1.93	$-
Options vested and expected to vest	1,888,223	$2.02	1.93	$-
Options exercisable	1,712,647	$2.07	1.72	$-

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model.  The following table provides the weighted average grant-date fair value and the weighted average assumptions used in applying the Black-Scholes option pricing model for the years ended September 30, 2011, 2010 and 2009:

	2011	2010	2009
Expected volatility	60%	-	74%
Risk-free interest rate	1.79%	-	1.91%
Expected life (years)	4.5	-	4.0
Expected dividend yield	0%	-	0%

Weighted average grant-date fair value ($ per share)	$0.77	$-	$0.83

The total fair value of stock options granted during the year ended September 30, 2011 was $383,050 (2010 - $nil; 2009 - $602,763).

During the year ended September 30, 2011, the Company recognized compensation expense of $253,649 (2010 - $399,068; 2009 - $1,846,293) for stock options issued to employees.  The total income tax benefit recognized in the statement of earnings (loss) for stock-based compensation is $nil for all periods presented.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

e)     Performance Share Unit Awards

A Performance Share Unit (“PSU”) is a right granted to an executive level employee to receive one common share of the Company.  The PSU’s will be earned only if performance goals over the performance periods established by or under the direction of the Compensation Committee are met.  PSU’s vest over three years in equal annual instalments on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period, based on the recipient’s actual performance compared to the target performance and may equal from zero percent (0%) to one hundred percent (100%) of the target award.  The fair value of each PSU awarded is based upon the quoted price of the Company’s stock on the date of grant.  The Company recognizes compensation based upon its best estimate of the outcome of the performance conditions.  Each reporting period, the Company adjusts its estimates to take account of actual forfeitures.  The expense is amortized on a straight-line basis over the vesting period.

During the year ended September 30, 2011, the Company granted 100,000 target PSU’s at a fair value of $1.55 per share.  During the year, 26,000 of the target awards were forfeited and of the remaining 74,000 target PSU’s, 14,400 were earned.  The Company recognized compensation expense of $7,440 during the year ended September 30, 2011 (year ended September 30, 2010 and 2009: $nil) which represents one third of the fair value of the 14,400 earned PSU’s.

f)     Restricted Share Unit Awards

A Restricted Share Unit (“RSU”) is a right granted to a non-executive director or key employee to receive one common share of the Company on a time vested basis.  The fair value of the restricted share awards is determined based upon the number of shares granted and the quoted price of the Company’s stock on the date of grant.  Restricted shares vest over three years in equal annual instalments on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period.  The Company recognizes the expense on a straight-line basis over the vesting period.

RSU transactions and the number of RSU’s outstanding are summarized as follows:

Number of RSU’s
Balance, September 30, 2010	-
Granted	206,600
Forfeited	(8,400)
Vested	-

Balance. September 30, 2011	198,200

During the year ended September 30, 2011, 206,600 RSU’s were awarded at a fair value of $1.55 per share; consisting of 146,600 awarded to key employees and 60,000 awarded to non-executive directors of the Company.  The Company recognized compensation expense of $102,401 during the year ended September 30, 2011 (year ended September 30, 2010 and 2009: $nil).

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

g) Shares held in escrow

In connection with the acquisition of WorksMedia Limited (note 3), 750,000 common shares of the Company were issued.  214,500 of these common shares have been included as part of the purchase consideration, while the remaining 535,500 common shares will only be released from escrow upon the continued employment of the Principal Vendors over a three year period.

On March 10, 2010 and 2011, the Company released a total of 500,000 common shares consisting of 143,000 common shares included as part of the purchase consideration while the remaining 357,000 common shares released related to the continued employment of the Principle Vendors.  As at September 30, 2011, 178,500 common shares remain in escrow and have been excluded from the number of common shares shown as outstanding and will only be recognized as they are released from escrow.

h) Normal course issuer bid

On April 15, 2010, the Company received approval from the TSX Venture Exchange (“TSX-V”) for a Normal Course Issuer Bid (the “Bid”) that enables the Company to purchase and cancel up to 340,000, or approximately 1%, of its outstanding common shares between May 1, 2010 and April 30, 2011.  During the three month period ended December 31, 2010 the Company received approval from the TSX-V to revise the authorized purchase amount from 340,000 shares to approximately 1.7 million shares, or 5% of the outstanding common shares of the Company.  On May 27, 2011, the Company received approval from the TSX-V to extend the Bid authorizing the purchase of approximately 1.7 million shares, or 5% of the outstanding common shares between May 27, 2011 and May 26, 2012.

As at September 30, 2010, the Company held 30,000 shares that had been purchased for cancellation.  During the year ended September 30, 2011, the Company purchased a further 283,100 shares under the Bid for a total purchase price of $404,594. As at September 30, 2011, all 313,100 of these shares have been cancelled.

On cancellation of these 313,100 shares, $165,726 representing the difference between the purchase price and the average book value of the common shares was recorded as an adjustment to contributed surplus.

Since inception of the Bid, the Company has purchased 383,100 shares for a purchase price of $555,197.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

i) Earnings per share

The following is a reconciliation of the numerator and the denominators used for the computation of basic and diluted earnings per share amounts:

	September 30, 2011	September 30, 2010	September 30, 2009

Net earnings (loss) for the year (numerator)	$1,101,176	$6,851,994	$(1,769,666)

Weighted average number of shares outstanding (denominator)

Basic	33,927,659	33,804,338	33,610,843

Effect of dilutive securities:

Stock options	11,045	104,014	-
RSU’s	9,424	-	-
PSU’s	685	-	-

Total	33,948,813	33,908,352	33,610,843

13.	Revenue

Description	2011	2010	2009

Transaction fees	$18,050,068	$19,332,006	$18,153,082
Software licences and installation fees	2,572,673	3,074,895	3,927,506
Membership fees	1,650,669	1,678,875	1,353,688
Archive fees	1,336,518	1,116,735	634,175
Professional fees	76,423	154,059	378,118
Total	$23,686,351	$25,356,570	$24,446,569

Product revenue is presented in note 25(a).

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

14.	Segment information

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

The Company’s sales by geographical area are as follows:

Description	2011	2010	2009

Canada	$4,767,164	$5,066,465	$4,335,350
United States	14,359,639	14,727,823	13,051,874
United Kingdom	4,319,187	5,202,034	6,632,330
Other	240,361	360,248	427,015

Total	$23,686,351	$25,356,570	$24,446,569

Revenue is attributable to the geographic location of the Company’s customer.  As at September 30, 2011 and September 30, 2010, the Company’s assets by geographical location are as follows:

	Canada	United Kingdom	Total
September 30, 2011
Property and equipment	$5,137,362	$2,788	$5,140,150
Goodwill and intangible assets	$354,892	$902,385	$1,257,277

September 30, 2010
Property and equipment	$5,216,602	$14,227	$5,230,829
Goodwill and intangible assets	$77,382	$1,697,316	$1,774,698

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

Major customer groups representing 10% or more of the Company’s sales for the year are as follows:

Description	2011	2010	2009

Customer A	$5,877,636	$6,350,030	$5,855,497
Customer B	$3,286,226	$3,322,722	$2,737,662
Customer C	$2,330,245	$2,489,571	$2,894,856
Customer D	$9,562,959	$9,863,654	$9,134,532

15.	Capital lease obligations

During the year ended September 30, 2008, the Company entered into a capital lease to acquire certain items of computer equipment.  The amount outstanding under this capital lease at the year end is as follows:

	2011	2010

Computer equipment under capital lease, bearing interest at 20.51% per annum	$-	$107,964

16.	Loan payable

At September 30, 2009, the Company had a short-term credit facility of £1,000,000 ($1,729,300) from a Director of the Company. During the year-ended September 30, 2008, the Company had drawn down £500,000 against this facility.  At September 30, 2009 this amount was outstanding in full. The loan, which was denominated in Sterling, bore interest at a rate equal to the Bank of England base rate, plus 3.75% and fell due for repayment no later than May 31, 2010. The effective interest rate of the loan was 5.4% for the year ended September 30, 2009.  In October, 2009 the Company repaid the principal and all accrued interest of this loan, totalling $937,548.  During the year ended September 30, 2010, interest expense of $940 (2009 - $46,076) was recorded relating to this loan.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

17.	Commitments and contingencies

The Company has entered into agreements to lease premises and services for periods to 2016.  The annual rent for premises includes minimum rent plus realty taxes and operating expenses.  Minimum payments for each of the remaining five years are as follows:

	Property leases	Other service agreements	Total
2012	278,329	1,581,727	1,860,056
2013	278,329	1,666,871	1,945,200
2014	231,941	1,756,572	1,988,513
2015	-	1,756,572	1,756,572
2016	-	256,672	256,672
	$788,599	$7,018,414	$7,807,013

During the year ended September 30, 2011, the Company incurred operating lease expenses of $1,996,205 (2010 - $1,743,887; 2009 - $2,125,576).

At September 30, 2011, the Company was committed to purchasing items of equipment and software with a cost of $63,755 (2010 - $34,802; 2009 - $135,429).

During the year ended September 30, 2010, the Company received notice from a former customer that a possible patent infringement had been brought to their attention regarding software which in previous years had been sold by one of the Company’s subsidiaries and which is unrelated to the PNI Platform and to the Company’s kiosk software.  During the year ended September 30, 2011, the Company received notice from its former customer that a settlement had been reached between it and the entity that had been making the claims of patent infringement.  As a result, the Company’s former customer requested that the Company pay a portion of the settlement amount under an indemnification clause included in the contract that was in place during the previous relationship.  After considering all of the available facts, including the expected legal costs of disputing the matter, the Company agreed to pay a contribution of the settlement charge, up to a maximum amount of US$100,000.  The Company has now concluded negotiations over the final allocation of the settlement charge with the former customer and made a contribution of US$80,000 during the year ended September 30, 2011 in full and final settlement.  Upon payment of this amount, the Company has been released from any future claims relating to this matter by the customer.

18.	Bank Facility

In March 2010, the Company entered into a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a $1,500,000 revolving demand facility (“Revolving Demand Facility) and a $750,000 reducing facility by way of Leases (“Lease Facility”).  The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes.  The Company has not drawn any amount with respect to the Revolving Demand Facility.

The Lease Facility will be subject to separate agreements between the Bank and the Company, and as at September 30, 2011 no amount has been drawn on this facility.

19.	Supplementary cash flow information

Net change in non-cash working capital items

	2011	2010	2009

Accounts receivable	$704,723	$(610,216)	$(561,518)
Prepaid expenses and other current assets	(13,625)	(237,222)	116,265
Accounts payable and accrued liabilities	(2,138,156)	(2,037,906)	163,927
Changes in deferred expenses	-	-	52,883
Changes in deferred revenue	(398,349)	107,069	(486,989)

	$(1,845,407)	$(2,778,275)	$(715,432)

Supplementary information

	2011	2010	2009

Interest paid	$5,599	$77,689	$152,697
Interest received	$-	$642	$7,241
Taxes paid	$-	$-	$-

Non-cash activities consist of:

Increase in accounts payable related to acquisition of equipment	$-	$23,883	$-
Increase in accounts payable related to acquisition of internal use software intangible asset	$30,114	$-	$-

Expiry of unexercised warrants	$-	$-	$4,961,826
Non-cash portion of common shares issued on exercise of options	$134,217	$14,811	$67,920

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

20.	Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

The carrying value of cash and cash equivalents, accounts payable and accrued liabilities, approximates the fair value due to the immediate or short-term maturity of these financial instruments. The carrying value of accounts receivable approximates the fair value due to their short-term nature and historical collectability.  These values represent the estimated amount the Company would receive or pay to terminate agreements taking into consideration current interest rates and the creditworthiness of the counterparties.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets.  The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities.   As described in note 18, the Company has a $1,500,000 revolving demand facility and a $750,000 reducing facility by way of leases in place to help manage its liquidity position and therefore its liquidity is dependent on the availability of these facilities as well as its overall volume of business activity and ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

The following table discloses the maturities of the Company’s financial liabilities as at September 30, 2011:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
Accounts payable and accrued liabilities	3,284,311	3,284,311	-	-
Other short-term debt obligations	-	-	-	-

	3,284,311	3,284,311	-	-

During the year ended September 30, 2011, the Company generated positive cash flow from operations of $1,921,057.  During the same period the Company’s working capital has improved by $201,127 from $5,248,893 to $5,450,020. The Company's liquidity position may, however, fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year.  The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year.  As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments.  Management monitors its cash balances and projections on a weekly and monthly basis.   The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables.  The Company has a positive working capital position of $5,450,020 at September 30, 2011 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets.  The Company also monitors its debtor collection as described in the credit risk note above.  As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable.  However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the Company’s working capital position could periodically alter depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

In prior years the Company purchased a number of items of property and equipment using a finance lease.  At September 30, 2010, the Company had an outstanding obligation under this lease of $107,964, all of which has been settled during the year ended September 30, 2011.

The Company’s activities are being funded out of its operating cash flow and cash reserves and to date, the Company has not utilized its credit facilities.  As a result of generating positive results during the year ended September 30, 2011 the Company has not encountered any difficulties operating in this manner; however, if positive results are not continued in future periods there is a risk that the Company would be required to use its credit facilities.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom which generally have an investment grade rating of a minimum of A- and does not invest any significant deposits in any financial institutions with a rating below that investment grade. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $180,710 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $3,755,466 risk should the financial institutions with which the deposits are held cease trading.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

The Company's accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom.  Credit risk from accounts receivable encompasses the default risk of retail customers.  The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company.  In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant.  The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2011, five customers each account for 10% or more of total trade accounts receivable (2010 – three customers).

Financial assets past due

At September 30, 2011, the Company has a provision of $145,000 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At September 30, 2011

		Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet $

Trade accounts receivable	3,127,511	36,942	443,565	787,057	4,395,075
Commodity taxes recoverable	135,655				135,655
Other	5,182				5,182

The definition of items that are past due is determined by reference to terms agreed with individual customers.  Of the 91 days+ balance outstanding at September 30, 2011, 43% has been subsequently collected as at December 13, 2011.  None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis.  Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage.  Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms.  At September 30, 2011, the Company had a provision for doubtful accounts of $145,000 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful.  All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom.  The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

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

At September 30, 2011, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $2,861,972, accounts receivable of $1,172,067 and accounts payable of $1,013,779 which were denominated in UK £. In addition, at September 30, 2011, the Company had cash and cash equivalents of $882,808, accounts receivable of $1,951,283 and accounts payable of $697,079 which were denominated in US$.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the year ended September 30, 2011 would have had.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

This sensitivity analysis includes the following assumptions:

•	Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter
•	Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net earnings $

Change of +/- 10% in US$ foreign exchange rate	+/- 213,701
Change of +/- 10% in UK£ foreign exchange rate	+/- 600,628

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

21.	Capital management

The Company considers its share capital, share capital purchased for cancellation, and contributed surplus, as capital, which at September 30, 2011 totalled $85,756,552.

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

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

Methods used by the Company in previous periods to manage its capital include the issuance of new share capital and warrants which has historically been done through private placements primarily with institutional investors.

The Company is not subject to any externally imposed capital requirements.

22.	Related Party Transactions

During the year-ended September 30, 2008, the Company was provided with an unsecured loan from a Director and Officer totaling £500,000.  The loan, which was denominated in Sterling, bore interest at a rate equal to the Bank of England base rate, plus 3.75% and fell due for repayment no later than May 31, 2010.  In October, 2009 the Company repaid the principal and all accrued interest of this loan, totaling $937,548.

During the year ended September 30, 2011, the Company incurred legal fees of $133,242 (2010 - $83,203) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at September 30, 2011 included $23,955 (2010 - $4,968) related to these services.

During the year ended September 30, 2010, the Company incurred consulting fees for services performed by two directors of the Company totalling $6,608. The consulting services were not provided during the year ended September 30, 2011 and no amounts were due to directors in relation to consulting services (2010: $nil).

During the year ended September 30, 2011, the Company incurred consulting fees of $60,722 (2010: $18,432) for services provided by a company which a Director and Officer of the Company controls.  Accounts payable and accrued liabilities at September 30, 2011 included $5,072 (2010: $4,993) related to these services.

During the year ended September 30, 2011, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of retail customers of $8,449 (2010: $41,740), website services of $3,000 (2010: $6,920) and software development services of $3,500 with a company of which a director of the Company is Chairman and Chief Executive Officer.  Accounts payable and accrued liabilities at September 30, 2011 included $nil (2010: $7,128) related to these services.

The Company shares its UK premises with another company of which an Officer is a majority shareholder.  During the year ended September 30, 2011, the Company was recharged its proportional share of office running costs totalling $93,803 (2010: $192,395) by this related party.  In addition, during the year ended September 30, 2011, the Company used the software development services of this company, incurring costs of $58,941 (2010: $95,398).  At September 30, 2011, accounts payable included $21,578 (2010: $25,118) related to these services.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

During the year ended September 30, 2010, the Company utilized the services of an Officers’ family member on a contract basis, incurring fees of $28,326.  These services were not provided during the year ended September 30, 2011 and no amounts were due to in relation to these services (2010: $nil).

During the year ended September 30, 2011, the Company generated revenue of $5,880 (2010: $2,873) relating to transaction fees, software license and installation fees, and membership fees from a customer which a Director and Officer of the Company controls.   Accounts receivable at September 30, 2011 included $2,102 (2010: $3,642) related to these services.

All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

23.	Pension plan

The Company has a defined contribution pension plan with respect to certain employees in the United Kingdom where the Company’s obligation is limited to making regular contributions on behalf of the eligible employees.  During the year ended September 30, 2011, the Company made contributions of $21,011 (2010 - $31,739; 2009 - $56,529) into this plan.

24.	Subsequent events

The Company has analyzed its operations subsequent to September 30, 2011 and has determined that there are no material subsequent events to disclose in these financial statements.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

25.	Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“US GAAP”).

a)	Statements of earnings (loss) and comprehensive gain (loss)

Net earnings (loss) from operations, separately identifying revenue earned from the sale of tangible products and the sale of services, together with the respective costs associated with those sales is as follows:

	2011	2010	2009

Revenue
Service revenue	$23,118,350	$22,709,059	$21,479,828
Product revenue	568,001	2,647,511	2,966,741
	23,686,351	25,356,570	24,446,569

Expenses
Network delivery – service revenue	3,787,234	3,988,806	5,055,365
Network delivery – product revenue	526,679	1,388,114	1,617,218
Software development	11,218,227	8,162,595	7,566,227
General and administration	4,096,764	4,021,971	4,893,640
Sales and marketing	927,860	896,791	1,202,699
Amortization of intangible assets	858,354	2,550,452	3,243,359
Amortization of property and equipment	2,036,953	2,368,539	2,770,357
Impairment of property and equipment (e)	117,306	40,085	55,077
	23,569,377	23,417,353	26,403,942

Earnings (loss) from operations	$116,974	$1,939,217	$(1,957,373)

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

The reconciliation between Canadian GAAP and US GAAP of the net earnings (loss) for the year is as follows:

	2011	2010	2009

Net earnings (loss) for the year under Canadian GAAP	$1,101,176	$6,851,994	$(1,769,666)
Change in fair value of embedded foreign currency derivatives relating to warrants (d)	-	-	22,531
Deferred tax benefit (h)	184,206	841,541	-
Net earnings (loss) for the year under US GAAP	1,285,382	7,693,535	(1,747,135)

Other comprehensive gain (loss):

Unrealized foreign exchange loss on translation of foreign subsidiaries with different functional currencies	(26,392)	(510,342)	(652,661)
Comprehensive gain (loss) under US GAAP	$1,258,990	$7,183,193	$(2,399,796)
Basic earnings (loss) per share under US GAAP	$0.04	$0.23	$(0.05)
Fully diluted earnings (loss) per share under US GAAP	$0.04	$0.23	$(0.05)

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

b)	Balance sheets

	2011		2010
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Assets

Current assets	$9,041,161	$9,041,161	$11,560,897	$11,560,897
Intangible assets	680,437	680,437	1,115,794	1,115,794
Goodwill (note g, h)	576,840	8,114,437	658,904	8,119,119
Deferred tax asset (h)	7,013,431	7,013,431	4,953,934	4,953,934
Other long-term assets	5,140,150	5,140,150	5,230,829	5,230,829

Total assets	$22,452,019	$29,989,616	$23,520,358	$30,980,573

Liabilities and Shareholders’ Equity

Liabilities

Current liabilities	$3,591,141	$3,591,141	$6,312,004	$6,312,004
Long-term liabilities	33,898	33,898	78,876	78,876

Shareholders’ Equity

Share capital	66,419,784	66,312,411	66,200,215	66,199,666
Contributed surplus (note d)	19,336,768	16,732,943	18,933,619	16,329,794
Deficit (note d, g, h)	(64,583,644)	(54,334,849)	(65,684,820)	(55,620,231)
Accumulated other comprehensive loss	(2,345,928)	(2,345,928)	(2,319,536)	(2,319,536)

	$22,452,019	$29,989,616	$23,520,358	$30,980,573

(c)	Stock-based compensation

Effective October 1, 2004, the Company adopted ASC 718, Compensation – Stock Compensation (formerly Financial Accounting Standard (“FAS”) No. 123, Accounting for Stock-Based Compensation, as subsequently revised by FAS No. 123(R) (“FAS 123(R)”), Share-Based Payment, effective October 1, 2006.) The adoption of this guidance, effective October 1, 2006 under the modified prospective method, had no material impact on the Company’s financial position or results of operations. Under US GAAP, the Company recognizes the grant-date fair value of stock-based compensation awards granted to employees and directors over the requisite service period for all awards granted, modified, repurchased or cancelled after October 1, 2004 and the unvested portions of outstanding awards as at October 1, 2004. The Company also adopted CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments effective October 1, 2004 for awards granted on or after October 1, 2002.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

As a result of these new accounting standards in Canada and the United States, there are no material GAAP differences related to the Company’s stock-based compensation awards during the years ended September 30, 2011 and 2010.

At September 30, 2011, the total compensation cost related to non-vested awards not yet recognized is as follows:

Award type	September 30, 2011	September 30, 2010	Weighted average remaining vesting period

Stock options	$115,311	$4,473	6 months
RSU’s	204,823	-	24 months
PSU’s	14,880	-	24 months

Total	$335,014	$4,473

No amount has been included for forfeitures as the amount is insignificant.

(d)	Warrants Liability

Under US GAAP, the Securities Exchange Commission (“SEC”) determined that it is not possible to treat as equity, warrants whose exercise price currency denomination is different from the functional currency of the entity. The SEC generally views such instruments as derivative liabilities. Therefore, the Company applied EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, and allocated the fair value of warrants issued whose exercise price currency denomination is different than the Company’s functional currency as a liability, to be carried at fair value, with changes in fair value to be recorded in operations. The change in fair value of these warrants for the year ended September 30, 2011 was $nil (2010 - $nil; 2009 - $22,531) and was recognised through the statements of earnings (loss). Effective March 30, 2009, all warrants outstanding with an exercise price currency denomination different to the Company’s functional currency expired, unexercised.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

(e)	Classification of impairment charges

Losses recognized with respect to impairments of long-lived assets have been classified as having arisen from non-operating results for Canadian reporting purposes.  Under US GAAP, these items are included in the determination of the Company’s earnings from operations.

(f)	Cash flow statements

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to US GAAP under the accommodation provided by the SEC.

(g)	Redemption of Limited Partnership units

During the year ended September 30, 2004, the Company redeemed limited partnership units and recorded the cost as a charge to deficit for Canadian GAAP purposes. Under US GAAP, the Company applied ASC 805, Business Combinations (formerly SFAS No. 141, “Business Combinations”), and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. The Company applies ASC 350, Intangibles – Goodwill and Other, in determining if there is any impairment in value. As at September 30, 2011, no impairment in value has been recorded to date.

(h)	Income taxes

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

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

The Company files income tax returns in the U.S., Canada and the United Kingdom. The Company and its subsidiaries are subject to income tax examination by tax authorities in all jurisdictions from their inception to date. The Company’s policy is to recognize interest expense and penalties related to income tax matters as tax expense. At September 30, 2011, the Company did not have any significant accruals for interest related to unrecognized tax benefits or tax penalties. Based on the Company’s evaluation, there are no significant uncertain tax positions requiring recognition or measurement in accordance with ASC 740.

During the year ended September 30, 2010, the Company recorded a deferred tax asset relating to the utilization of PNI Digital Media Europe Ltd. loss carryforwards to offset the current year income taxes payable in the amount of $363,728.  The Company also determined that a portion of the previously unrecognized PNI Digital Media Europe Ltd. loss carry forwards should be recognized as the likelihood of realization of the tax asset was estimated to be more likely than not.

During the year ended September 30, 2011, the Company determined that as a result of the performance of the Company’s UK operations, an additional portion of previously unrecognized PNI Digital Media Europe Ltd. loss carryforwards should be recognized as the likelihood of realization of the tax asset was estimated to be more likely than not.

Canadian GAAP requires that a future income tax asset acquired in a business combination that was not recognized at the time of acquisition as an identifiable asset but is subsequently recognized by the acquirer should be applied to reduce goodwill and intangibles to zero, with any remaining amount recognized as a reduction to income tax expense.

Accordingly, amounts of $949,152 and $89,266 were credited against PNI Digital Media Europe Ltd. goodwill and intangibles respectively during the year ended September 30, 2010; and $77,382 was credited against PNI Digital Media Europe Ltd. goodwill during the year ended September 30, 2011.

US GAAP requires reversals of a valuation allowance related to acquired losses and deductible temporary differences to be recognized as a deferred tax benefit in the Statements of Earnings (Loss) and Comprehensive Gain (Loss).

During the year ended September 30, 2010, the Company determined that it was more likely than not to realize the loss carryforwards and other deductible temporary differences arising in Canada.  As a result the Company reversed the valuation allowance relating to these items and recorded a future tax benefit.  A portion of the valuation allowance of $107,611 related to share issue costs that are deductible for tax purposes.  In accordance with Canadian GAAP, this was recorded as a future tax benefit within the Company’s Statements of Earnings (Loss) and Comprehensive Gain (Loss).  US GAAP, however, requires the benefit associated with the reversal of a valuation allowance relating to equity items be recorded as an increase to share capital.  Accordingly, for US GAAP, an amount of $107,611 was recorded as an increase to share capital.   During the year ended September 30, 2011, under Canadian GAAP the Company recorded a future tax expense of $106,824 associated with the realization of a portion of share issue costs; however, under US GAAP the expense was recorded as a decrease to share capital.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

(i)	Recent adopted U.S. standards

Accounting Standards Update 2009-05

Effective October 1, 2009, the Company adopted ASU 2009-05, “Fair Value Measurements and Disclosures”.  The ASU provides a number of amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall”, regarding the fair value measurements of liabilities.  The adoption of this ASU did not have a significant impact on the financial statements of the Company.

Accounting Standards Update 2009-06

Effective October 1, 2009 the Company adopted ASU 2009-06, “Income Taxes”.  ASU 2009-06 provides additional implementation guidance on accounting for uncertainty in income taxes.  The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2009-13

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements, under ASC No. 605. The new guidance provides a more flexible alternative to identify and allocate consideration among multiple elements in a bundled arrangement when vendor-specific objective evidence or third-party evidence of selling price is not available. ASU No. 2009-new guidance provides a more flexible alternative to identify and allocate consideration among multiple elements in a bundled arrangement when vendor-specific objective evidence or third-party evidence of selling price is not available.

ASU No. 2009-13 requires the use of the relative selling price method and eliminates the residual method to allocation arrangement consideration. Additional expanded qualitative and quantitative disclosures are also required. The guidance is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010.

The adoption of this standard did not have a significant impact on the financial statements of the Company.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

Accounting Standards Update 2009-14

In October 2009, the FASB issued ASU No. 2009-13, arrangements that remove non-software components of tangible products and certain software component of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new standard requires expanded qualitative and quantitative disclosures. The guidance is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010.

The adoption of this standard did not have a significant impact on the financial statements of the Company.

Accounting Standards Update 2010-02

In January 2010, the FASB released ASU 2010-02, “Consolidation (Topic 810): accounting and reporting for decreases in ownership of a subsidiary – a scope clarification”.  ASU 2010-02 is effective at the beginning of the period ending on or after December 15, 2009 and describes amendments that clarify the types of transactions that should be accounted for as a decrease in ownership of a subsidiary as set forth in consolidations topic of the FASB Accounting Standards Codification (Subtopic 810-10). The Board’s objective in making the amendments is to remove the potential conflict between guidance in that Subtopic and asset de-recognition and gain or loss recognition guidance that may exist in other US GAAP. The adoption of this ASU has had no impact on the financial statements of the Company.

Accounting Standards Update 2010-05

In January 2010, the FASB released ASU 2010-05, “Compensation – Stock Compensation (Topic 718):  escrowed share arrangements and the presumption of compensation”.  ASU 2010-05 codifies EITF Topic D-110, escrowed share arrangements and the Presumption of Compensation, and amends paragraphs 505-50-S25-3, 718-10-S25-1, and 718-10-S99-2.  The adoption of these amendments had no impact on these financial statements.

Accounting Standards Update 2010-06

In January 2010, the FASB released ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820):  improving disclosures about fair value measurements”. The ASU provides a number of amendments to Subtopic 820-10, that require new disclosures and that clarify certain existing disclosures related to fair value measurements.  ASU 2010-06 is effective at the beginning of the period ending on or after December 15, 2009.  The adoption of this ASU did not have a significant impact on these financial statements.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

Accounting Standards Update 2010-08

In February 2010, the FASB released ASU 2010-08, “Technical corrections to various topics”.  ASU 2010-08 was issued to amend certain US GAAP provisions to eliminate inconsistencies, outdated provisions and provide further clarifications where required.  The Board concluded that the guidance in the amendments will not result in pervasive changes to current practice, and while none of the provisions in the amendments in this ASU fundamentally change US GAAP, certain clarifications made to the guidance on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and, thus, special transition provisions are provided for accounting changes related to that Subtopic.  The amendments in ASU 2010-08 are effective for the first reporting period beginning after issuance, except for certain amendments made to Topic 815 which are effective for fiscal years beginning after December 15, 2009.  The amendments of this ASU have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-09

In February 2010, the FASB released ASU 2010-09, “Subsequent Events (Topic 855):  amendments to certain recognition and disclosure requirements.  The amendments in ASU 2010-09 are effective upon issuance, and address certain implementation issues including: (i) eliminating the requirement for SEC filers to disclose the date through which it has evaluated subsequent events; (ii)  clarifying the period through which conduit bond obligors must evaluate subsequent events; and (iii)  refining the scope of the disclosure requirements for reissued financial statements.  The Board’s objective in making the amendments is to remove potential conflicts between US GAAP and SEC guidance.  The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2010-11

In March 2010, the FASB released ASU 2010-11, “Derivatives and Hedging (Topic 815):  scope exception related to embedded credit derivatives”.  The amendments in ASU 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010.  ASU 2010-11 provides clarifications and related additional examples to improve financial reporting by resolving potential ambiguity about the breadth of the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 15-9 of Topic 815.  The adoption of this ASU has had no impact on the financial statements of the Company.

Accounting Standards Update 2010-12

In April 2010, the FASB released ASU 2010-12, “Income Taxes (Topic 740):  accounting for certain tax effects of the 2010 health care reform acts”.  ASU 2010-12 codifies Subtopic 740-10.  The amendments have had no impact on the financial statements of the Company.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

Accounting Standards Update 2010-20

In July 2010, the FASB released ASU 2010-20, “Receivables (Topic 310)”.  ASU 2010-20 is effective for interim and annual reporting periods ending on or after December 15, 2010.  The objective of ASU 2010-20 is to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses as it relates to an entity’s portfolio of financing receivables.  The amendments in ASU 2010-20 affect all entities with financing receivables, excluding short-term trade accounts receivable or receivables at fair value or lower of cost or fair value.  The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-21

In August 2010, the FASB released ASU 2010-21, “Accounting for Technical Amendments to Various SEC Rules and Schedules”.  ASU 2010-21 amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026:  Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies.  The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-22

In August 2010, the FASB released ASU 2010-22, “Accounting for Various Topics”.  ASU 2010-22 amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics.  The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-28

In December 2010, the FASB released ASU 2010-28, “Intangibles – Goodwill and Other (Topic 350):  When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”.  The amendments in ASU 2010-28 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010.  The objective of ASU 2010-28 is to address circumstances where entities have concluded that despite factors that indicate goodwill assigned to a reporting unit may be impaired, Step 2 of the goodwill impairment test (measuring the amount of impairment loss) is not performed as reporting units with zero or negative carrying amounts will generally have a fair value greater than zero.  ASU 2010-28 modifies Step 1 of the goodwill impairment test to require an entity to perform Step 2 of the goodwill impairment test, for reporting units with zero or negative carrying amounts if it is more likely than not that a goodwill impairment exists.  The amendments have had no impact on the financial statements of the Company.

Business Combinations

In December 2007, the FASB issued new accounting guidance as outlined in ASC 805, Business Combinations, regarding business combinations and non-controlling interests in consolidated financial statements. This new guidance retains the fundamental requirements in previous guidance for business combinations requiring that the use of the purchase method be used for all business combinations. The acquirer is required to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Additionally, business combinations will now require that acquisition costs be expensed as incurred, the recognition of contingencies and restructuring costs associated with a business combination must generally be expensed, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is the year ending September 30, 2010 for the Company.  Since adoption of this standard, effective October 1, 2009, the Company has not undertaken any transactions to which these revised rules apply.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

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

Determination of the Useful Life of Intangible Assets

Effective October 1, 2009 the Company adopted FASB’s updated guidance as outlined in ASC 350, Intangibles – Goodwill and Other, regarding the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this revised guidance is to improve the consistency between the useful life of a recognized intangible and the period of expected cash flows used to measure the fair value of the asset. The adoption of this revised guidance has not had a significant impact on the financial statements of the Company.

(j)	Recent U.S. announcements

Accounting Standards Update 2010-13

In April 2010, the FASB released ASU 2010-13, “Compensation – Stock Compensation (Topic 718):  effect of denominating the exercise price of a share based payment award in the currency of the market in which the underlying equity security trades – a consensus of the FASB Emerging Issues Task Force.”  ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition; therefore, such an award should not be classified as a liability.  The Company does not anticipate the amendments of ASU 2010-13 will have a financial impact on the Company’s results.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

September 30, 2011, 2010 and 2009

(expressed in Canadian dollars)

Accounting Standards Update 2010-29

In December 2010, the FASB released ASU 2010-29 “Business Combinations (Topic 805) – Disclosure of Supplementary Pro Forma Information for Business Combinations”.  The objective of ASU 2010-29 is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations.  Under ASU 2010-29, if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments in ASU 2010-29 are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.  The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2011-08

In September 2011, the FASB released ASU 2011-08 “Intangibles – Goodwill and Other (Topic 350) – Testing Goodwill for Impairment”.  The objective of ASU 2011-08 is to provide an entity with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.  However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit.  The amendments in ASU 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for non-public entities, have not yet been made available for issuance.

