Form 20-F
period 2012-09-30
PNI DIGITAL MEDIA INC
filed 2013-01-07
CIK 1036642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

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

Cameron Lawrence, 604 893 8955, clawrence@pnimedia.com

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

34,257,922 Common Shares Without Par Value

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

Large Accelerated Filer ☐                 Accelerated Filer ☐                 Non Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                     Item 18 ☐

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

Not applicable.

(End of Cover Page)

PART I

We have made forward-looking statements in this annual report that are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future results of operations. Also, when we use such words as “believe,” “expect,” “anticipate,” “plan,” “could,” “intend” or similar expressions, we are making forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks are discussed in Item 3.D “Risk Factors.” In particular, the statements contained in Item 4.B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties. Given these uncertainties, we caution readers not to place undue reliance on such forward-looking statements.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following tables sets forth selected financial information for PNI Digital Media Inc. (the “Company”) for the fiscal years ended September 2011 and 2012 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This is the Company’s first set of annual financial statements prepared in accordance with IFRS. The information for the last two fiscal years ended September 30, 2012 and 2011 have been extracted from the Company’s audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing in Item 18 – Financial Statements and with the information appearing in Item 5—Operating and Financial Review and Prospects. As required by the Canadian Accounting Standards Board, the Company adopted IFRS on October 1, 2010 and the Company’s financial information for 2011 has been prepared on a retrospective basis to comply with IFRS. Information prior to the transition date has not been adjusted and is not comparable to financial information prepared in accordance with IFRS. The consolidated financial statements included in Item 18 in this Annual Report are prepared under IFRS.

The data is expressed in Canadian dollars (“CDN$”), unless otherwise described. We refer readers to “Currency and Exchange Rates” below for a history of exchange rates between the Canadian dollar and the U.S. dollar.

Reported under IFRS

	For the years ended September 30th
Item	2012	2011
Revenue	$22,712,805	$23,686,351
Total comprehensive (loss) income for the period	$(4,293,609)	$1,073,208
Basic net profit (loss) per common share	$(0.12)	$0.03
Fully diluted net profit (loss) per common share	$(0.12)	$0.03
Total assets	$19,964,896	$22,472,894
Net assets (liabilities)	$14,819,212	$18,904,362
Share capital	$66,817,352	$66,420,572
Weighted average number of Common Shares—basic (1)	34,178,165	33,927,659
Weighted average number of Common Shares—diluted (1)	34,199,622	33,985,271

(1)	See Item 3.A.

Currency and Exchange Rates

Unless otherwise indicated, all references to dollar amounts are to Canadian dollars. The rate of exchange for the U.S. dollar, expressed in Canadian dollars, as of December 1, 2012, was 0.9973, based on the daily noon rate as published by the Bank of Canada. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations – not buying or selling rates – and are intended for statistical or analytical purposes.

The following table sets forth the high and low exchange rates for each month during the previous six months, based on the noon rate as published by the Bank of Canada:

Previous Six Months

	June 2012	July 2012	August 2012	September 2012	October 2012	November 2012
High Rate	1.0418	1.0214	1.0062	0.9902	1.0004	1.0095
Low Rate	1.0178	1.0014	0.9863	0.9710	0.9763	0.9943

The following table sets forth:

•	The rates of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of each of the periods indicated;

•	The average of the exchange rates in effect on the last day of each month during such periods; and

•	The high and low exchange rate during such periods, in each case based on the noon rate as published by the Bank of Canada.

Years ending September 30

	2012	2011	2010	2009	2008
Rate at end of Period	0.9837	1.0389	1.0298	1.0722	1.0599
Average Rate During Period	1.0074	0.9866	1.0407	1.1804	1.0092
High Rate	1.0604	1.0389	1.0845	1.3000	1.0796
Low Rate	0.9710	0.9449	0.9961	1.0609	0.9170

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

Our success will depend upon acceptance by our retailer customers and their end users of our existing solution and our ability to enhance these solutions and introduce new solutions and features to meet changing customer demands. We cannot assure that we will be successful in identifying, developing and marketing new solutions or enhancing our existing solutions. We may introduce unsatisfactory solutions to the market, negatively impacting our ability to generate sales. We recognized impairment losses of $540,736 in fiscal 2012 (2011—$0) primarily due to underperforming revenues associated with previously capitalized internal use software associated with our social stationery product offering. We can provide no assurance that similar charges will not be recorded in the future. In addition, we cannot assure that solutions or technologies developed by others will not render our solutions or technologies non-competitive or obsolete.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our solutions and our network services. The Internet and the e-commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing online operations, network services and proprietary technology and systems obsolete. Our success will depend, in part, on our ability to license leading technologies useful in our business, enhance our existing services, develop new services and technology that address the varied needs of our existing and prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our solutions, the network services and other proprietary technology entails significant technical, financial and business risks. There can be no assurance that we will successfully implement or develop new technologies or adapt our solutions, network services, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If we are unable to adapt in a timely manner in response to changing market conditions or customer requirements for technical, legal, financial or other reasons, our business could be materially adversely affected.

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

We generate a significant portion of our revenue from a small number of customers. During fiscal 2012, we earned CDN$20,735,009 from four customer groups, representing 91% of our total revenue for the year. While we are working to expand our customer base, there can be no assurance we will be able to reduce our reliance on these key customers. If our existing customers do not elect to renew their contracts with us at the expiry of their current term, our recurring revenue base will be reduced, which could have a material adverse effect on our results of operations.

Our operating results are affected by consumer preferences for digital photography and their desire to create physical products from their digital images

As the Company’s operations predominantly relate to hosting retailers online photo centers, and our revenue model is principally based on the volume of orders placed through such photo centers, should consumer preferences for digital photography change, our revenues may be significantly affected.

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

While we assist retailers with their marketing programs, we cannot be assured that retailers will continue to market our service or that their marketing efforts will be successful in attracting and retaining end user customers. The failure to attract and retain end user customers will adversely affect our business. In addition, if our service does not generate revenue for the retailer, we may lose retailers as customers, which would adversely affect our revenue.

We compete with others who provide products comparable to our products. If we are unable to compete with current and future competitors, our business could be materially and adversely affected.

Demand for our products and services are sensitive to price slow economic growth and consumer conservatism. Many external factors, including our production and personnel costs, consumer sentiment and our competitors’ pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers’ price expectations, we could lose customers, which would harm our business and results of operations. Changes in our pricing strategies have had, and may continue to have, a significant impact on our net revenues and net income.

Our success is dependent upon our ability to maintain our current customers and obtain additional customers. Digital imaging services are provided by a wide range of companies. Competitors in the market for the provision of digital print services for retailers include Snapfish (a Hewlett-Packard (“HP”) service), American Greetings’ Webshots brand, Vistaprint, SmugMug, LifePics and Storefront.com Online Inc. In addition, end users have a variety of ways in which to obtain their prints, including through kiosk services provided by our competitors at many retailers, online services such as Snapfish and Shutterfly, Internet portals and search engines such as Yahoo!, AOL and Google that offer digital photography solutions, and home printing solutions offered by Hewlett Packard, Epson, Canon and others. Many of our competitors have:

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

Certain competitors have the ability to offer discounted printing services. While in the majority of our agreements we are not directly affected by discounts in the price charged to consumers by our customers, consumers may determine not to print their photos through our retail customers’ services, resulting in fewer transactions through such retailers, and reduced revenue to us. However, under certain agreements we are directly affected by discounts in the price charged to consumers by the retailer where we are responsible for the fulfillment of print orders, the provision of certain consumer deliverables and other media to the retailer’s end consumer. Under this type of arrangement, we pay the retailer a commission for the use of their website and other services provided by the retailer.

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

A significant amount of time and effort has been focussed towards the development of new service offerings such as business printing and social stationery which will be offered across our platform to both existing and new customers. There can be no assurance that the market for our new services in these areas will emerge to a profitable level or be sustainable. Failure by the Company to sell these services to either new or existing customers may result in future internal growth targets not being achieved and the cost of developing these new services becoming unrecoverable.

The Company is reliant on a single service provider for its new custom social stationery; and have a contractual commitment which limits the use of a different service provider without consent. Should the relationship with the exclusive provider terminate, the Company may face restrictions on supplying the custom social stationery to any new customers.

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

In order to remain competitive, we must continually develop new product lines for our customers. We expect to continue developing new product lines, such as online printing of business and social stationery which were launched during fiscal 2012, and expand current product lines. The development of new product lines may result in increased expenditures during the development and implementation phase, which could negatively impact our results of operations. In addition, we are a small company with limited resources and diverting these resources to the development of new product lines may result in reduced customer service turn-around times and delays in deploying new customers. These delays could adversely affect our business and results of operations.

We may undertake acquisitions to expand our business, which may pose risks to our business and dilute the ownership of existing shareholders.

We may pursue acquisitions of businesses, technologies or services. Integrating newly acquired businesses, technologies or services may be expensive and time consuming. To finance any acquisitions, it may be necessary to raise additional funds through public or private financings. Additional funds may not be available on terms favourable to us and, in the case of equity financings, would result in additional dilution to our existing shareholders. If we do complete any acquisitions, we may be unable to operate the acquired businesses profitably. If we are unable to integrate any newly acquired entities, technologies or services effectively, our business and results of operations may suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert management’s attention. Future acquisitions by us could result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

Our ability to realize the anticipated benefits of any acquisitions will depend on successfully integrating the acquired businesses.

The integration of acquired business operations could disrupt our business by causing unforeseen operating difficulties, diverting management’s attention from day-to-day operations and requiring significant financial resources that would otherwise be used for the ongoing development of our business. The difficulties of integration could be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. In addition, we could be unable to retain key employees or customers of any combined businesses. We could face integration issues pertaining to the internal controls and operational functions of any acquired companies and we also could fail to realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. As a result of these and other risks, if we are unable to successfully integrate acquired businesses, we may not realize the anticipated benefits from any acquisitions. Any failure to achieve these benefits or failure to successfully integrate acquired businesses and technologies could seriously harm our business.

Our net revenues, operating results and cash requirements are affected by the seasonal nature of our business.

Our business is seasonal, with a significant proportion of our recurring revenues net income and operating cash flows generated during our first fiscal (fourth calendar) quarter. As a result, any stoppages or interruptions in the provision of our network to our customers during our first fiscal (fourth calendar) quarter could have an adverse effect on our operating results and our relationships with our customers. In addition, our growth in past years may have overshadowed seasonal or cyclical fluctuations in the economy which might have influenced our business to date; accordingly, our past performance may not reflect the true seasonal nature of our business, or the effect of general economic conditions on our business.

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

In the past we have relied on the proceeds of financings to fund our operations. In the past, we had negative cash flows from operations, including up to the year ended September 30, 2008. We achieved positive cash flows from operations for the years ended September 30, 2009, 2010, 2011, and 2012 and while we believe we will generate sufficient cash flow to meet our expected cash requirements for fiscal 2013, if we are unable to continue to generate positive cash flow from operations or continue to raise funds, we may be required to limit or curtail operations in the future.

Since inception and up to the year ended September 30, 2009 we have operated at a loss and, at September 30, 2012, had an accumulated deficit of CDN$71,135,021. The successful implementation of our business strategy depends on numerous factors including economic, competitive and other conditions and uncertainties, the ability to hire and retain qualified personnel, the ability to obtain financing for continued development and commercialization of our products. Adverse economic or competitive conditions or the failure to hire and retain qualified personnel or obtain financing if required could affect our operations in the future.

During the year ended September 30, 2012 we recorded a loss before income tax of CDN$2,308,432, and during the same period recorded cash inflows from operations of CDN$3,032,352. In addition, we are currently generating sufficient revenues to cover our operating expenses. However, if our revenue growth slows or declines and our expenses do not slow or decline at an equal or greater rate we may be unable to continue to generate positive cash flows. If we are unable to generate positive cash flow from operations or raise the funds necessary to continue existing operations, we may be required to either limit or curtail operations.

As of September 30, 2012, we had cash and cash equivalents of approximately CDN$4,611,824. The cash available, along with anticipated positive cash flow from operations are expected to meet our requirements for fiscal 2013. See “Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources”.

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

Until 2007 we had been focused on the Canadian marketplace. Since that time we have added a number of large new customers in the United States marketplace, including Costco USA, SAMS Clubs USA, Walgreen Co. and CVS/pharmacy. As a result of this we are now more concentrated in the United States marketplace. The United States marketplace for services the Company offers is approximately ten times the size of the Canadian marketplace and due to our recent success in the United States market, a substantial portion of our operations is based on sales and services rendered to customers in the United States. Further, with our acquisition of Pixology in July 2007 and our acquisition of WorksMedia in March 2009, we have expanded into the United Kingdom. Although Pixology has lost customers since this acquisition and may lose additional customers going forward, we continue to expect a significant portion of our sales and services will be rendered to customers in the United Kingdom. Finally, during the past two fiscal years we have begun expanding the delivery of our service to customers outside of Canada, the United States and the United Kingdom to countries such as Australia, South Africa and other parts of Europe; however our financial performance will not be materially affected by fluctuations in the value of the Canadian dollar against the currencies in the other jurisdictions as we currently bill customers in Canadian dollars, U.S. dollars, Euros or United Kingdom pounds. We record the financial results for the operations of our UK subsidiary in United Kingdom pounds and also undertake certain transactions with our United States customers in U.S. dollars. Sales to other jurisdictions around the world are conducted either in United Kingdom pounds, Canadian dollars or United States dollars. Our consolidated financial results are reported in Canadian dollars. As a result, our earnings and financial position are affected by foreign exchange rate fluctuations in a number of ways: Firstly, the Company is subject to translation risk. Translation risk is the risk that an entity’s financial statements for a particular period, or at a certain date, depend on the prevailing exchange rate of the local currencies in which its foreign subsidiaries operate against the Canadian dollar; secondly, the Company is subject to transaction risk. Transaction risk is the risk that the exchange rate at which a transaction is initially recorded will be different from the rate at which it is settled; and thirdly, as a significant amount of the Company’s revenue is now in either US dollars or British pounds, any weakening in these exchange rates relative to the Canadian dollar will impact the revenue that is recorded by the Company. In extreme cases, this could eliminate the impact of underlying growth being experienced within the industry and result in a situation where the Company’s revenue declines even though the level of activity taking place through its platform is increasing.

At the present time, we have no plan or policy to utilize forward contracts or currency options to minimize or hedge this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

If we are not able to reliably meet our data storage and management requirements, customer satisfaction and our reputation could be harmed. Interruptions to our customers’ website, information technology systems, print production processes or customer service operations could damage our reputation and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our customer’s websites, information technology systems, printing production processes and customer service operations are critical to our reputation, and our ability to attract and retain customers and maintain adequate customer satisfaction. Any interruptions that result in the unavailability of customer’s websites or reduced order fulfillment performance or customer service could result in negative publicity, damage our reputation and brands and cause our business and results of operations to suffer. This risk is heightened in our first quarter, as we experience significantly increased traffic to our customer’s website during the holiday season.

Our ability to provide our service depends on the uninterrupted operation of our computer and communications systems. If we are not able to reliably meet our data storage and management requirements, we could have disruptions in services which could impair customer satisfaction and our reputation and lead to reduced net revenues and increased expenses. Moreover, if the cost of meeting these data storage and management requirements exceeds our expectations, our results of operations would be harmed.

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

If we are unable to adequately control the costs associated with operating our business, our results of operations will suffer.

The primary costs in operating our business are related to compensating our personnel, acquiring equipment and technology and leasing facilities. If we are unable to keep these costs aligned with the level of revenues that we generate, our results of operations would be harmed.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in the company’s annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In the fiscal years ended September 30, 2007 and 2008, we concluded that our internal controls over our financial reporting were not effective. The deficiencies identified related to management’s application of certain complex accounting requirements. As a result of this, management concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of September 30, 2008 and September 30, 2007. Following the identification of these deficiencies, we undertook remedial steps and plan to continue to take additional remedial steps to improve our internal and disclosure controls. There can be no guarantee that the measures taken will be sufficient to ensure accurate financial reporting in the future. A failure to provide accurate financial results may result in loss of investor confidence and may adversely impact the price of our common shares. In addition, our failure to maintain adequate internal and disclosure controls could lead to sanctions by the Securities and Exchange Commission and other regulatory bodies under the applicable legislation, including the Foreign Corrupt Practices Act of 1977.

The Following Risks Relate To The Market For Our Common Shares

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

On September 30, 2012, our common shares closed at a price of CDN$0.43 on the TSX and US$0.44 on the OTC Bulletin Board. During the period from October 1, 2011 to September 30, 2012, the adjusted high and low trading prices of our common shares on the TSX were CDN$0.90 and CDN$0.42, respectively, with a total reported trading volume of 6,953,0000 shares. For the same period, the adjusted high and low trading prices of our common shares on the OTC Bulletin Board were US$0.89 and US$0.41, respectively, with a total reported trading volume of approximately 7,965,400 shares. The trading volume of our shares on the OTC Bulletin Board may not be representative of actual trading volume due to double ticketing of orders that may have occurred on one or more days of the period analyzed.

Daily trading volume on the TSX of our common shares for the period from October 1, 2011 to September 30, 2012 has fluctuated, with a high of 1,120,500 shares and a low of zero shares, averaging approximately 27,812 shares. Daily trading volume on the OTC Bulletin Board in our common shares for the period from October 1, 2011 to September 30, 2012 has fluctuated with a high of 997,700 and a low of zero, averaging approximately 31,735. Accordingly, the trading price of our common shares may be subject to wide fluctuations in response to a variety of factors including announcement of material events by us such as the status of required regulatory approvals for our products, competition by new products or new innovations, fluctuations in our operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights. The trading price of our common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

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

At present, there is a limited market for our common shares in the United States. If a substantial and sustained market for our common shares does not develop in the United States, our US shareholders’ ability to sell their shares may be materially and adversely affected.

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

At present our common shares are deemed to be a “penny stock” as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks:

•	with a price of less than five US dollars per share;

•	that are not traded on a recognized national exchange;

•	whose prices are not quoted on the NASDAQ automated quotation system;

•	of issuers with net tangible assets less than

¡	$2,000,000 if the issuer has been in continuous operation for at least three years; or

¡	$5,000,000 if in continuous operation for less than three years; or

•	of issuers with average revenues of less than $6,000,000 for the last three years.

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

ITEM 4. INFORMATION ON THE COMPANY

Summary

We are a company incorporated under the Business Corporations Act (British Columbia). Our principal and registered offices are located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, V6B 6E3. We also have an office in Southampton, England.

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

A. History and development of the Company

We were incorporated on December 1, 1995 pursuant to the laws of British Columbia, Canada under the name InMedia Presentations Inc. We changed our name on July 14, 1999 to PhotoChannel Networks Inc., and on June 8, 2009 we changed our name to PNI Digital Media Inc.

On July 2nd, 2007, we acquired Pixology Plc (“Pixology”), a company with offices based in the United Kingdom and a sales office in the United States. On March 11th 2009, we acquired WorksMedia Ltd. (“WorksMedia”), a United Kingdom-based software company with offices in Southampton, England.

As of September 30, 2012, we had 34,257,922 common shares outstanding.

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

Principal Capital Expenditures And Divestitures

We continue to develop, change and enhance our software and product offerings. Since October 1, 1999, the only capital divestiture has been the filing by our US operating subsidiary, PhotoChannel, Inc., under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001. The only capital expenditures have been for computer equipment, software and furniture and leaseholds, which occurred in the normal course of our operations. Our total capital expenditures were approximately $2,181,069 compared with $2,399,316 for the year ended September 30, 2011, and $1,468,825 for the year ended September 30, 2010. Prior to 2009 we financed capital expenditures primarily by issuing common shares. All expenditures subsequent to the year ended September 30, 2009 were financed through cash flows generated from operations. Further details applicable to our anticipated capital expenditures and funding sources are detailed in Liquidity and Capital Resources in Item 5.B.

Principal Capital Expenditures And Divestitures Currently in Process

As of December 1, 2012 there were no capital expenditures or divestitures in process outside of the normal course of business.

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

Acquisition of WorksMedia

On February 25, 2009, the Company acquired 100% of the issued and outstanding share capital of WorksMedia Ltd., a company based in Southampton, England. Under the terms of the Agreement, we paid the shareholders of WorksMedia Ltd. the Sterling equivalent of $2.1 million based upon the exchange rate published by the Bank of England on February 25, 2009 in thirteen equal monthly instalments and issued to the shareholders of WorksMedia 750,000 common shares of PNI Digital Media Inc. which were released to the former WorksMedia Ltd. shareholders in three equal instalments of 250,000 common shares after 12, 24, and 36 months after closing of the purchase, for all the issued and outstanding shares of WorksMedia Ltd.

WorksMedia Ltd. was a provider of software for in-store kiosks, with an existing deployment of WorksMedia software to more than 3000 kiosks.

B. Business Overview

The Company operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer ordered digital content, whether from in-store kiosks, online sites, desktop software or mobile devices, with retailers that have on-demand manufacturing capabilities for the production of merchandise such as photos and business documents. The Company successfully generates and routes millions of transactions each year for a range of retailers enabling thousands of locations worldwide.

The Company’s customers include some of the largest retailers on a worldwide basis, including, Costco, SAM’s Club, Blacks, Walgreen Co., CVS/Pharmacy, Tesco, Rite Aid and Fujifilm among others.

The Company’s core value proposition is to provide an effective and dynamic technology platform to allow its customers to transact and transport photo and digital media orders from the consumer, whether via a website over the internet, from an in-store kiosk or from a mobile device, to the retailers’ production facilities. The technology that delivers this end to end service is generically known as the PNI Digital Media Platform (the “Platform” or “Network”). The Company earns revenue through multiple channels, including recording transaction fees for all such orders that pass through the Network.

The Company’s goal is to provide leading retailers who have digital manufacturing facilities with the ability to produce merchandise on-demand from digital orders received via the internet or kiosk, including being able to support and enable one-hour photo operations.

The Company has built its current business around the conversion of photography from film-based to digital-based and has positioned itself to be one of the most significant providers of internet infrastructure that facilitates the delivery of digital imaging from order origination to fulfillment through our relationships with large retailers.

The Company has invested in, and focused on building a future towards, enabling e-commerce for all types of digital content for the retailers’ ‘Media Center’. Up to fiscal 2011, the PNI Digital Media Platform was limited to providing transaction processing and order routing services associated with photo print and photo related gift products. During fiscal 2012, the Company completed its platform development to enable the launch of its business printing and social stationery initiatives in November 2011 and February 2012 respectively.

Products

The PNI Digital Media Platform

On May 10, 2001 the first retail Platform members outfitted with their own branded Internet sites were activated onto our PNI Digital Media Platform. These retailers accept the upload of images that originate within digital cameras or mobile phones or have been uploaded from the in-store kiosk environment to sites we create and host. Our Platform is a transparent component to the consumer, existing solely as the technology backbone of the retailer’s digital imaging strategy. The service enables retailers to offer a variety of products to their customers, from standard 4x6 prints to various gift items as well as certain non-photographic based products such as business cards and stationery. The service is designed to prompt end users to purchase gift items in addition to their 4x6 prints, thus increasing sales for our customers and increasing our revenues.

Utilizing the capabilities of our Platform, we are Internet infrastructure company that owns retail relationships and manages a Platform environment that today is focused on delivering digital imaging and personalized product creation from order origination to fulfillment. We have developed a fully syndicated white branded site that allowed for orders to be placed online and then routed to a remote location for printing for ultimate pick up by the consumer at the store location of their choice.

Transactions being handled over our Platform has continued to increase significantly:

FY 2008	FY 2009	FY 2010	FY 2011	FY 2012
7.6 million	14.6 million	17.1 million	18.4 million	19.1 million

Our Platform is not restricted to the provision of digital imaging services. We can provide a range of personalized products that can be created, ordered and routed over the PNI Digital Media Platform to our customers. In 2008, we extended the PNI Digital Media Platform to include creation and on-demand ordering and routing of greeting cards from a website. This extension of the PNI Digital Media Platform has been populated across some of our existing retailers, and has also been used to acquire new retailer customers. The Company has recently directed a portion of its resources at investigating and developing other personalized products and services that can be offered over the Platform. After careful consideration of a number of options, the two areas chosen for development were small business printing and social stationery which were launched in the first and second quarter of fiscal 2012, respectively. Small business printing services will allow the Company’s customers to offer an online service allowing consumers to order business collateral such as business cards, copies, flyers, letterhead and bound reports from their home or office and pick up the finished products in as little as the same day or next day from the retailer’s store location. Social stationery services will allow the Company’s retailers to offer an online service providing personalised invitations and correspondence focused on life events such as weddings, birthdays, baby announcements etc.

Pixology Kiosk Technology

With the acquisition of Pixology on July 2, 2007, we added kiosk software to our product offering. Pixology was focused exclusively on the photo product market and had developed software and networks that enable equipment manufacturers and retailers of photo products to substitute the analogue film environment with new digital infrastructure. Pixology’s customers were principally companies located in the United States, Japan and the United Kingdom, and include Costco in the United States.

Pixology had two principal product offerings – in store kiosk technology and an online digital printing solution which is similar to our Network offering. Pixology’s focus was in the delivery of software for in store Kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery. In some instances, Pixology would also take on the responsibility for fulfilling the customer orders through the use of third party suppliers. Pixology had been providing this service in the retail environment for four years prior to our acquisition. We have taken over this service and provide it to a number of retail customers including Tesco and Costco. During the year ended September 2008 Jessops gave notice that they would not renew their contract at the end of its term in August 2009.

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

WorksMedia provided the software solution to a range of retailers and resellers including Blacks Photography Corporation, Fujifilm UK, and others. On April 30th, 2009, we deployed the WorksMedia Software, now branded as the PNI Connected Kiosk(tm), with in-store kiosks in Fred Meyer grocery chains in the USA. On July 9th, 2009, we announced the addition of a series of resellers of the WorksMedia Software including Retail Imaging Management Group and Photo Gift World Ltd. The PNI Connected Kiosk is currently predominantly sold through distributor agreements in various countries around the world, including the United Kingdom, the United States, Canada, Australia, South Africa, Israel and Continental Europe.

Summary of Gross Revenues

During the three years ended September 30, 2012, our revenue was generated as follows:

	Year Ended September 30,
	2012		2011		2010
Canadian based operations	$18,920,053	83%	$18,742,467	79%	$19,536,640	77%
United Kingdom based operations	3,792,752	17%	4,943,884	21%	5,819,930	23%

Total Revenue	$22,712,805		$23,686,351		$25,356,570

Competition

The digital photography market is intensely competitive with a wide range of companies competing for market share through various avenues. PNI does not have a consumer facing business model, instead positioning itself behind the established brand names of major retail partners. By positioning itself in such a manner, the Company is able to reduce some of its business risk as it is able to reduce reliance on one particular market segment or geographic concentration and does not have to concentrate on building consumer brand awareness of its own.

Direct competitors in the market who also provide digital print services on behalf of retailers include Snapfish (a division of Hewlett Packard), LifePics, and Storefront.com Online Inc.

The competition for in-store kiosk software is provided by companies such as Hewlett Packard, Lucidiom, Storefront.com Online Inc., Kodak, DNP Photo Imaging and Fujifilm. Although there continues to be an increased trend of business being conducted over the internet and away from the traditional store environment, a significant portion of photo and photo related business is still conducted in-store through kiosk interfaces and the Company believes there remains significant business potential to increase market share and revenue by connecting kiosk-based interfaces to the PNI Digital Media platform.

Online photo print services

Internet photography service providers offer different services, some associated with photo products, personalized photo gifts, stationery and small business printing collateral, others with archiving and sharing, and some provide a comprehensive photo community service. The following are the common services provided:

•

Content—the ability to offer uploading of digital images through various devices, as well as image enhancing options. Internet portals can charge for the uploading service or provide it free of charge. Some companies offer the content for online photography community sites, promoting photographic education via articles and photo-magazine subscriptions or via a chat platform and lectures with professional photographers.

•	Sharing/Albums—via the creation of albums and archives, many of the sites offer the ability to view and share photos.

•	Photofinishing—is generated through prints, reprints, enlargements, gift items and sales of photo hardware and supplies.

•	Community—communities offer an interactive location where the user can find a one-stop-shop catering to photography.

We offer all of these services, except community and related content/education, through our syndicated websites.

Printing of Digital Images

We provide an open, scalable and secure network for the retailers in the print-on-demand product industry. Some companies like Shutterfly and Snapfish provide both online consumer websites that compete with Retailers, while also providing technology services to Retailers. . Our kiosk business model going forward is one of connecting with our Platform to offer a online and in-store digital imaging solution. This solution will provide the same look and feel to the consumer whether they are ordering prints online or in-store from the kiosk. It will permit the consumer to access their online account from the in-store kiosk. This advantage will allow consumers to order prints and gifting products from their online albums while in the store or upload digital images from the kiosk into their online album(s) saving all in one step. We believe consumers, as with the automated banking machines, will continue to utilize the in-store kiosk even as the use of online becomes more common practice.

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

While Shutterfly’s direct to consumer model differs from ours, they do compete directly with our retailers for market share of the online photo print services market. Shutterfly also offers its products and services as an affiliate or vendor provider to our Retailers.

Our most significant kiosk competitor is Kodak with more kiosks in the marketplace today than any other manufacturer. We believe that going forward we will have an advantage over Kodak with an integrated online/kiosk solution, at which time our main competitor may become HP as it too has a kiosk technology similar to ours but still mandates that the retailer buy kiosk hardware to get the HP software experience. Other kiosk manufacturers are Fujifilm, Lucidiom, DaiNippon Print (DNP), HP and Beaufort.

Retailers offering photo products are our key customers, however, in some instances we provide services to the ultimate customer through an arrangement whereby we pay the retailer a fee for the use of their website and take on the responsibility for the fulfillment of print orders, the provision of certain consumer deliverables and other media through the use of third party suppliers. Organizations such as Kodak, Fujifilm, Hewlett Packard and DaiNippon also compete with our service in varying manners, but all also work with retailers in terms of providing equipment to scan silver halide images to digital, digital print equipment and some provide online storage and web site hosting. We believe that we can co-exist in many retail environments with these other industry players without directly competing with them, as our services are independent of the type of digital imaging hardware the retailer prefers to use. We also believe that we can deliver the secure network component and lab broker system of delivering print orders from outside parties without having to compete on the equipment, hosting and storage business. Some larger retailers have created internal networks, however, such networks are restricted to that retailer’s stores.

One of our strengths is that we offer a complete solution that creates a secure and open network and kiosk software, both of which are agnostic to the brand of digital minilabs and kiosk hardware being utilized by the digital imaging retailer. This allows different retailers and web properties to do business together if they so desire. Our business model allows us to create a multi-dimensional digital image solution.

Our current customers, when given the alternative of “white labelling”, have gravitated quickly toward our solutions of technology coupled with our private label branding, service and flexibility. Retailers offering photo products need innovative digital imaging goods and services.

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

C. Organizational structure

We have six (6) wholly owned subsidiaries, PNI Digital Media Ltd (formerly Pixology Limited) and PNI Digital Media Europe Ltd. (formerly Pixology Software Limited), are all active and WorksMedia Limited, Pixology, Inc, PhotoChannel Capital Inc. and PhotoChannel Management Inc. are inactive. We acquired Pixology Limited, Pixology Software Limited and Pixology, Inc. in connection with the acquisition of Pixology Plc that was completed in July 2007. We acquired WorksMedia Limited as part of the acquisition of the WorksMedia business that was completed in March 2009. Our U.K. and kiosk operations are operated out of PNI Digital Media Europe Ltd. PhotoChannel Capital Inc. was incorporated on January 25, 2000 to undertake the sale and distribution of units of PhotoChannel.Com Limited Partnership and is the sole shareholder of PhotoChannel Management Inc. PhotoChannel Management Inc. was incorporated on January 25, 2000 and is the general partner of the PhotoChannel.Com Limited Partnership. The PhotoChannel.Com Limited Partnership is inactive and does not carry on any business.

D. Property, plant and equipment

Our executive offices are located at Suites 590, 550, 110 and 120 – 425 Carrall Street, Vancouver, British Columbia, Canada, V6B 6E3. The premises currently comprise approximately 20,477 square feet in an office building and are leased from an unaffiliated party. The company’s main lease expires in July 2014. The base monthly rent is approximately $29,976.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This section contains forward-looking statements involving risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under Item 3.D – Risk Factors. In this section, we explain our consolidated financial condition and results of operations for each of the years ended September 30, 2012, 2011 and 2010. As readers read this section, they may find it helpful to refer to our consolidated financial statements included in Item 18 of this annual report and the information contained in the section entitled “Selected Financial Data” in Item 3 of Part I of this annual report.

As required by the Canadian Accounting Standards Board, the Company adopted IFRS on October 1, 2010 and the Company’s financial information for 2011 has been prepared on a retrospective basis to comply with IFRS.

Critical Accounting Policies

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

Intangible assets

(i)	Identifiable intangible assets

Intangible assets acquired in a business combination that meet the specified criteria for recognition, apart from goodwill, are initially recognized and measured at fair value. Intangible assets with finite useful lives, including acquired software, software developed for internal use and customer relationships, are amortized on a straight-line basis over their estimated useful lives as follows:

Acquired software	3 years

Customer relationships	3 years

Internal use software	1-3 years

Amortization of intangible assets is included within cost of sales. The amortization methods and estimated useful lives of intangible assets are reviewed annually or earlier if events and circumstances change.

(ii)	Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the identifiable net assets of the acquired enterprise at the date of acquisition. Goodwill is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. The allocation of goodwill to cash generating units reflects how goodwill is monitored for internal management purposes. A group of CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is not amortized, and is carried at cost less accumulated impairment losses, if any. Management reviews the performance of its cash generating units based on geography at the operating segment level. Irrespective of any indication of impairment, the recoverable amount of the cash generating unit or group of cash generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired in accordance with “impairment of non-financial assets.” Any impairment is recognized in expense immediately. Any impairment of goodwill is not subsequently reversed.

Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to an annual impairment test. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of:

•	An asset’s fair value less costs to sell; and

•	Value in use (being the present value of the expected future cash flows of the relevant asset or CGU).

The Company uses value in use when performing its impairment assessment. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or cash generating unit. Estimated future cash flows are calculated using estimated future prices, operating and capital costs.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The Company evaluates impairment losses, other than goodwill, for potential reversals when events or circumstances warrant such consideration.

It is possible that some of our tangible or intangible long-lived assets or goodwill could become impaired in the future and that any resulting write-downs could be material.

Current and Deferred Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations and comprehensive loss (income) except to the extent that it relates to items recognized directly in other comprehensive income or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. As at September, 2012, the Company has not incurred any taxes payable (September 30, 2011: $nil).

Tax on income in interim periods accrued using the tax rate that would be applicable to expected total annual earnings.

Deferred tax is recognized, using the balance sheet liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating losses or tax credits. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset is realized or liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred income tax assets and liabilities are presented as non-current.

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

Cash received from customers prior to the related revenue being recognized is recorded as deferred revenue. In addition to this general policy:

•    Fees earned for software licenses relate to the sale of software either directly to retailers or to distributors for resale to retailers for use in-store, allowing end users to edit and order prints and other photo-related items from digital images. Revenue from these arrangements that involve multiple elements are reviewed to determine whether a delivered item(s) has value to the customer on a stand-alone basis and whether there is objective and reliable evidence of the fair value of the undelivered item(s). If these criteria are met, the Company allocates revenue using the relative fair value of each element within the contract that has stand-alone value, such as software products, post contract customer support and maintenance. In instances, where the Company has evidence of the fair value of each element within a multiple deliverable arrangement, revenue is recognized upon the delivery or rendering of service(s) with respect to each element as there is no general right of return. Revenue for perpetual software licenses is recognized upon delivery, as the license holder is not obligated to pay maintenance for the ongoing use of the license. Maintenance fees are recognized on a straight line basis over the term of the maintenance service period. If the fair value of the delivered item is not obtainable, the Company allocates revenue using the residual method in instances where the fair value of the undelivered item is verifiable. The Company does not currently have any multiple deliverable arrangements which require the use of the residual approach.

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

Software development costs

Software development costs includes the costs to customize aspects of the Company’s PNI Network software for specific customers as well as the cost of generating the Company’s software used in the PNI Network and software sold to customers. For costs incurred to generate software used in the PNI Network or sold to customers, the Company classifies costs into a research phase and a development phase. Costs incurred during the research phase are expensed when incurred as the Company is not able to demonstrate that the software will generate future economic benefits. Costs incurred during the development phase are recognized as intangible assets only if the Company can demonstrate all of the following:

•    The technical feasibility of completing the software so that it will be available for use or sale;

•    Its intention to complete the software and use or sell it;

•    Its ability to use or sell the software;

•    How the software will generate probable future economic benefits;

•    The availability of adequate technical, financial and other resources to complete the development and use or sell the software; and

•    Its ability to reliably measure the expenditure attributable to the software during its development.

If these criteria are not met, the development costs are expensed when incurred for both costs of developing the Company’s software used directly in the PNI Network and the software which is sold to customers or customized for customers. During the year ended September 30, 2012, the Company had incurred software development costs of $9,678,638 (2011: $9,439,423). These costs principally consist of staff and consulting costs associated with the day to day operations of the Company including customizing aspects of the Company’s PNI Network software for specific customers, generating and maintaining the Company’s software used in the PNI Network and exploring new initiatives. During the year ended September 30, 2012 the Company capitalized $508,806 of development costs (2011: $186,426) as all of these costs met the capitalization criteria.

g)	Cost of sales

Cost of sales is comprised of costs associated with providing hosting services to our customers, customer support provided on behalf of our customers, and costs of products sold as it relates to instances where the Company is responsible for fulfillment of certain items sold. Hosting services include costs for renting our data centers, personnel costs associated with maintaining and monitoring the performance of our network, personnel and consulting costs associated with maintaining our customer’s sites and third party software licenses used in maintaining the performance of our network and platform. In addition, cost of sales includes amortization associated with property and equipment used in our data centers, amortization associated with acquired software, customer relationships and internal use software relating to generating revenue.

Share-based payment

The Company’s share-based awards may take the form of stock options, Performance Share Units (“PSU”), and Restricted Share Units (“RSU”) which are granted to directors and certain employees of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of the grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. If graded awards are granted, each vesting tranche is accounted for as a separate award. Compensation expense is recognized for awards expected to vest over the applicable vesting period with a corresponding increase in contributed surplus.

On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. On vesting of PSUs and RSUs, the Company issues common shares from treasury and the compensation expense previously recorded to contributed surplus is credited to share capital. All awards are equity settled.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares, forfeitures, and an expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 13b. The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

The fair value of each PSU and RSU awarded is based upon the quoted price of the Company’s stock on the date of grant. All PSU and RSU awards are equity settled. As it relates to PSUs and RSUs, the Company estimates the expected forfeiture rate and no value is attributed to awards that the employee is expected to forfeit as a result of not achieving the service or performance conditions. The expected forfeiture rate is adjusted for actual forfeitures when they occur.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i) Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges. The Company does not have any financial assets or liabilities classified within this category.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statement of operations and comprehensive income (loss).

(ii) Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise trade and other accounts receivable and cash and cash equivalents, and are included in current assets due to their short-term nature.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently,

loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. Changes in the amortized cost are recorded in the consolidated statement of income and comprehensive income.

(iii) Financial liabilities at amortized cost: Financial liabilities at amortized cost include trade payables and accrued liabilities, deferred revenue, and debt. Financial liabilities are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Changes in the amortized cost are recorded in the consolidated statement of income and comprehensive income.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

A. Operating results

As at September 30, 2012, the Corporation had cash and cash equivalents of $4,611,824 and a working capital of $4,779,791 compared with a working capital position of $5,397,594 as at September 30, 2011. Cash flows from operating activities in the period totalled $3,032,352 (September 30, 2011 – $1,921,057). Use of funding towards investing activities totaled $2,181,069 (2011 – $2,396,642). The loss for the year ended September 30, 2012 was $4,122,653 or $0.12 per share compared with a profit of $1,099,600 or $0.03 per share for the year ended September 30, 2011. A significant component of the current period’s loss was related to a $540,735 impairment charge on previously capitalized costs associated with the development of internal use software (2011 -$nil), a $77,382 impairment charge recorded with respect to Goodwill in the Company’s Canadian operating segment (2011—$0), and a $1,814,221 deferred income tax expense associated with the a change in assessment of the probability of futre cash flows related to the deferred tax asset held in the Company’s Canadian operating segment (2011 income tax recovery of $1,299,025).

Operations highlights for 2012 include:

•	Processed a record number of transactions during the period, 19.1 million compared to 18.4 million during fiscal 2011

•	Revenue for fiscal 2012 was $22.7 million compared to $23.7 million in the fiscal 2011

•	Transactional revenue was $17.7 million, compared to $18.1 million in fiscal 2011

•	Transaction fees represented 78% of total revenue vs. 76% during fiscal 2011

•	Generated loss before income taxes of $2.3 million compared to a loss of $0.2 million in fiscal 2011 and loss after income taxes of $4.1 million compared to a profit of $1.1 million in fiscal 2011

•

Announced that the Company has agreed to terms of a new multi-year agreement with Tesco PLC. Under the terms of the new agreement, PNI will continue to provide online technologies on behalf of Tesco. PNI started operating under the financial terms of the agreement in July of this year. PNI will earn fees similar to those it earns from other like-sized global retailers, which the Company anticipates will result in lower fees booked as revenue going forward.

•	Announced that PNI is no longer providing online photo services for ASDA Stores Ltd, however PNI continues to provide in-store kiosk software to ASDA through its UK distributors.

•	Announced a new contract and launched a new photo website with Rite Aid Corporation

•	Announced a new contract and launched a new social stationery website with Walgreen Co.

•	Announced a new contract and launched a new business printing website with Costco Wholesale Canada Ltd.

•	Launched a series of new mobile apps with Tesco, Costco and CVS/pharmacy

•	Announced second generation of PNI Connected Kiosk™ software

•	The Company graduated from the TSX Venture Exchange to the Toronto Stock Exchange

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Corporation:

	September 30,
	2012	2011	2010
	IFRS	IFRS	Canadian GAAP
	$	$	$
Net income (loss)	(4,122,653)	1,099,600	6,851,994
Net loss per share	(0.12)	0.03	0.2
Total cash and cash equivalents	4,611,824	3,936,176	4,690,355
Working capital	4,779,791	5,397,594	5,450,020
Total assets	19,964,896	22,472,894	23,520,358
Total liability	5,145,684	3,568,532	3,625,039
Shareholders’ equity	14,819,212	18,904,362	17,129,478

Year Ended September 30, 2012

For the year ended September 30, 2012, the Corporation had a net loss of $4,122,653 or $0.12 per share compared to a net profit of $1,099,600 or $0.03 per share with the corresponding period in 2011.

Revenues

Revenues for the year ended September 30, 2012 were $22,712,805, as compared to $23,686,351 for the year ended September 30, 2011.

Transaction fees continue to be the largest element of our revenue base and totaled $17,730,786 for year ended September 30, 2012, accounting for 78% of total recorded revenue as compared to 76% during the same period of fiscal 2011. The decrease in transaction fees as compared to the prior year is the result in a change in product mix as a number of our retail partners experienced a decline in the number of photo prints sold as the popularity of non-print items such as photo books increased. Due to the structure of the majority of our contracts with photo retailers, this shift has led to a lower fee earned per transaction. Also impacting transaction fees was the renegotiation and extension of certain of our customer agreements, which in some instances has resulted in lower transaction fees for certain products.

Software license and installation fees decreased to $1,876,901 for the year ended September 30, 2012, from $2,572,673 for the year ended September 30, 2011. The $695,772 decline, or 27%, was principally due to performing less site installation and development work. While a portion of revenue from this source continues to track at consistent levels each month through recurring license fees earned from some of our UK based customers, other elements of this revenue are non-recurring and are earned either through developing and installing new sites for customers or by making sales of kiosk software licenses.

Membership fees increased to $1,780,775 for the year ended September 30, 2012, from $1,650,669 for the year ended September 30, 2011. Membership fees are earned either through monthly fixed fees based on the number of locations customers have connected to the PNI Platform or through annual recurring service and maintenance revenue from customers who have purchased our kiosk software. Revenue earned from this source is largely recurring in nature and remains relatively stable period to period.

Professional fees increased to $254,095 for the year ended September 30, 2012, from $76,423 for the year ended September 30, 2011. This is primarily due to a number of one-off projects completed on behalf of some of our customers this year compared to fewer such projects in the same period last year. Professional fee revenue is non-recurring in nature and dependent on both the demand from our customers and also the availability of internal resources to allocate to this kind of work. While we continue to expect projects to arise and be taken on in future periods this type of revenue stream is not seen as core to our business and may fluctuate considerably from period to period.

Archive fees, which represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits, decreased 20% period-on-period to $1,070,248. The period-on-period decrease is principally due to the deletion of stored images as a result of our customers reducing the images stored for consumers whose accounts have been inactive over the previous twelve months. Our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue in this area could be curtailed should any of our customers stop providing their own customers with free storage solutions.

Total expenses for fiscal 2012 are 5% higher than fiscal 2011 due predominantly to the investment in new initiatives such as social stationery and business printing in order to meet its planned roll out of its new offerings with additional customers. Should the Company suffer the loss of significant customers or change certain aspects of its current operations requiring additional development expenditures to be incurred, this relationship between revenues and costs may alter.

Cost of sales and Gross Profit

Cost of sales is comprised of costs associated with providing hosting services to our customers, customer support provided on behalf of our customers, and costs of products sold as it relates to instances where the Company is responsible for fulfillment of certain items sold. Hosting services include costs for renting our data centers, personnel costs associated with maintaining and monitoring the performance of our network, personnel and consulting costs associated with maintaining our customer’s sites and third party software licenses used in maintaining the performance of our network and platform. In addition, the Company includes costs for amortization for property and equipment used in our data centers, intangible assets such as acquired software and customer relationships, and internal use software related to revenue generating activities.

Cost of sales increased to $10,458,022 for the year ended September 30, 2012, from $9,399,107 for the year ended September 30, 2011. The increase of 1,058,915, or 11%, was driven in part by an increase in personnel costs (staff and short-term contractors) as a result of an increase in headcount to support and maintain the PNI Network as a result of increased order volumes, with the remaining increase associated with an increase in licensing fees associated with the use of third party software within the PNI Platform. These increases were offset by decreases in our third party call center and data center costs and lower stock-based compensation expense. We also recognized a non-cash impairment losses of $540,736 in fiscal 2012 (2011—$0) primarily due to underperforming revenues associated with previously capitalized internal use software which were included in cost of sales, and an impairment loss of $77,382 relating to goodwill recording in our Canadian operating segment in fiscal 2012 (2011—$0).

As a result of these period-on-period changes, gross profit was 54% compared to 60% in the same period last year.

Operating expenses

Software development expenses increased to $9,678,638 for the year ended September 30, 2012, from $9,439,423 for the year ended September 30, 2011. The increase of $239,215, or 3%, was mainly driven by an increase in personnel costs (staff, short-term contractors, and outsourced development teams), offset by lower stock-based compensation expense and amortization expense related to our property and equipment and intangible assets. We also recognized a $168,466 write-down of previously capitalized internal use software.

General and administration expenses decreased to $3,768,203 for the year ended September 30, 2012, as compared to $3,928,210 for the year ended September 30, 2011. The decrease of $160,007, or 4%, was due to lower stock based compensation expense and accounting and legal costs as compared to the prior year, which was offset by higher personnel costs (staff and short-term contractors), bad debt expense, travel costs, board member fees.

Sales and marketing expenses increased to $1,038,374 for the year ended September 30, 2012, from $988,289 for the year ended September 30, 2011. The increase of $50,085, or 5%, was due to higher personnel costs as the Company has expanded the sales team.

Other income and expenses

During the year ended September 30, 2012, the Company recorded a realized foreign exchange loss of $36,047 and unrealized losses of $46,601. The unrealized loss arose primarily as a result of the translation of inter-company balances between the UK subsidiaries and the Canadian parent company, while the realized loss was primarily the result of unfavorable changes in Canadian dollar exchange rates relative to the US dollar between the time sales invoices were raised and the receipt of funds.

Income Taxes

During the year ended September 30, 2012, the Company recorded an income tax expense in the amount of $1,814,221 compared to the recognition of an income tax recovery during the year ended September 30, 2011 of $1,299,025. The expense was due to management’s assessment that, based on current results, it is probable that the Company’s Canadian operating segment will utilize a lower portion of the losses available it. The Company’s net deferred tax asset as at September 30, 2012 is $5,222,603. The Company expects to utilize the net deferred tax asset through a combination of retaining existing customers and closely monitoring controllable cash costs. The Company expects to utilize the majority of the net future income tax asset over the next five to seven years.

Year Ended September 30, 2011

The Corporation was not required to retrospectively apply IFRS to its financial statements for years prior to fiscal 2011. Accordingly, the operating results for fiscal 2010 were not prepared on a retrospective basis under IFRS and the following information provides a comparison of the years ended September 30, 2011 and 2010 under previous Canadian GAAP.

For the year ended September 30, 2011, the Corporation had a net profit of 1,099,600 or $0.3 per share compared to a net profit of $6,851,994 or $0.20 per share with the corresponding period in 2010.

Revenues for the year ended September 30, 2011 were $23,686,351, as compared to $25,356,570. The decrease was due to lower transaction fees and software license and installations fees in 2011 as compared to the corresponding period in 2010.

Deferred income tax recoveries for the year ended September 30, 2011 were $1,299,025, which was lower than the $4,821,756 recognized in the corresponding period of 2010.

Total operating expenses for the year ended September 30, 2011 were $23,755,029 as compared to $23,377,268 in the corresponding period of 2010. The increase was predominantly due to our continued investment in social stationery and business printing.

Critical Accounting Estimates

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Share-based payments

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares, forfeitures, and an expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 13b. The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

The fair value of each PSU and RSU awarded is based upon the quoted price of the Company’s stock on the date of grant. All PSU and RSU awards are equity settled. As it relates to PSUs and RSUs, the Company estimates the expected forfeiture rate and no value is attributed to awards that the employee is expected to forfeit as a result of not achieving the service or performance conditions. The expected forfeiture rate is adjusted for actual forfeitures when they occur.

Goodwill and intangible assets

The process of determining the nature and amount of the individual intangible assets and for carrying out annual impairment tests, calls for considerable use of judgment, and requires all parties involved to make estimates and assumptions regarding future cash flow projections, future operating costs and appropriate discount rates to be used in the calculations. These determinations impact the amount that is initially recorded as goodwill or other intangible assets and the amortization expense to be recognized in future periods over the estimated useful lives of the intangible assets. Changes in estimates and assumptions can affect the reported value of goodwill and other intangible assets with indefinite useful lives.

The judgments that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

•	The assessment of the carrying values of long-lived assets;

¡

The impairment tests performed for both the Company’s Canadian operating segment and the Company’s European operating segment were based on their value in use and were determined by discounting the estimated future cash flows generated from the continuing use of these units. Unless indicated otherwise, value in use for 2012 was determined similarly as in 2011. The calculation of value in use was based on the following key assumptions:

¡

Cash flows were projected based on past experience, actual operating results and planned results for the near term. Terminal value calculations for each cash generating unit were extrapolated using a constant growth rate of 1.4% to 3%.

¡

Management has applied an internally determined pre-tax discount rate in determining the recoverable amount for these units. Risks specific to the assets of these units have not been included within the calculation of the discount rates used, but have been factored into the cash flow projections.

The net present value of the future expected cash flows was compared to the carrying value of the Company’s investment in these units, including goodwill, at year-end.

Deferred Income taxes

The amount recognised as deferred tax is generally determining utilising undiscounted cash flows aligned with estimates used in assessing the impairment of goodwill. Management considers all factors that could affect the probability that future taxable profits will be available. The factors include profitability of operations, terminal value extrapolated using a growth rate of 1.4% to 3%, estimate of terminal value and customer renewal rates. The amount recognised is sensitive to the loss of certain key customers.

B. Liquidity and Capital Resources

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets. The Company’s approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities. The Company has the Revolving Demand Facility in place to help manage its liquidity position, thus its liquidity position is not solely dependent on its overall volume of business activity and its ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

During the year ended September 30, 2012 the Company generated a positive cash flow from operations of $3,032,352, as compared to a cash inflow of $1,921,057 in the year ended September 30, 2011. During the same period its working capital decreased by $617,804 to

$4,779,791. The Company’s liquidity position may fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year. The Company’s liquidity position may also be adversely impacted by the seasonal nature of its business with the Company’s busiest period of activity typically during the first quarter of the fiscal year. As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments. Management monitors its cash balances and projections on a weekly and monthly basis. The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables. The Company has a positive working capital position of $4,779,791 at September 30, 2012 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in the credit risk note above. As the Company’s revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable. However, as certain of the Company’s operating expenses such as its payroll obligations are contractually due at least monthly, the Company’s working capital level could periodically change depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

The Company’s activities are being funded out of its operating cash flow. As a result of generating positive results during the year ending September 30, 2012 the Company has not encountered any difficulties doing so, however if positive results are not continued in future periods there is a risk that the Company would not be able to meet all of its contractual commitments when due. The Company has in place a revolving demand facility with its bank which, subject to certain criteria being met, could provide the Company with additional funds of up to $1,500,000.

C. Software development, patents and licenses, etc.

During the fiscal year ended September 30, 2012 we expended $9,678,638 (2011—$9,439,423) on software development related to our Network and kiosk software.

Proprietary Protection—Trademarks, Copyrights, Etc.

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

D. Trend Information

We continue to see significant organic increase in the usage from our existing customers’ connected to our PNI Digital Media Platform, however due to additional factors that have to be taken into account, including but not limited to currency fluctuations, and changes in product mix from prints to non-print merchandise such as photo books, photo cards, and the number of prints made from images uploaded through one of our retail customer’s sites, the Company’s results may not always mirror the overall transaction level growth seen within the wider industry.

In recent years, the shift in product mix away from traditional print items and towards more creative products has accelerated. As a result of the way in which some of our contracts with customers are set up we earn more money (represented as a % of the retail value of the sale) when print items are sold than when non-print products are sold. This move away from print items can therefore result in us recognizing lower revenue, even though the overall number of orders placed though our platform remains consistent or in some cases increases.

This trend in product mix continued in fiscal 2012. During the year ended September 30, 2012, our revenue declined by 4% period on period to $22,712,805. During the same period, our loss after tax was $4,122,653 compared to profit of $1,099,600 which was earned during fiscal 2011. Throughout this period, the overall volume of orders placed over our platform grew by 3.8% and totalled 19.1 million; however the continued popularity of non-print items significantly impacted our revenue.

In order to counter the continued market shift away from non-print items, the Company has continued developing its customized social stationery and business printing service offerings throughout fiscal 2012. The Company launched its first business printing offering through Costco Canada during the first quarter of fiscal 2012; and launched its first social stationery offering through Walgreens in the second quarter of fiscal 2012, although neither offering had a material impact on fiscal 2012 revenues. In fiscal 2012 the Company recognized an impairment loss of $540,736 in fiscal 2012 associated with previously capitalized internal use software used in our social stationery product offerings.

E. Off-Balance Sheet Arrangements

Not Applicable

F. Tabular Disclosure of Contractual Obligations

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Property leases	598,216	359,712	238,504	—	—
Other service agreements	5,396,755	1,750,575	3,406,167	240,013	—
Purchase obligations	147,585	147,585	—	—	—

	6,142,556	2,257,872	3,644,671	240,013	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names, residences, ages, positions with us, principal occupations and beneficial ownership of our securities of each of our directors and executive officers as at December 1, 2012 are as follows. All Directors serve until the next Annual General Meeting of our Shareholders.

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(5)(6)	Percentage of Outstanding Shares(7)
Peter Fitzgerald (1) (2) (3) (4) * Herts, United Kingdom Director (July 2001—present)	64	March 2005 to September 2008: President & CEO of the Company	1,751,781 Common Shares(8)	5.1%

Peter Scarth (1) (3) West Vancouver, BC, Canada Director (Oct 2000 to present)	67	August 2002 to October 2004: President & CEO of the Company March 2001 to February 2004: Chairman of the Company.	672,792 Common Shares(9)	2.0%

Cory Kent Vancouver, BC, Canada Director (March 1999 – Present)	43	February 2003 to Present: Lawyer at McMillan LLP	136,108 Common Shares(10)	0.4%

Thomas Nielsen (1) (3) (4) Seattle, WA, USA Director (June 2005 – present)	42	November 2011 to July 2012: President and CEO of RealNetworks November 2009 to October 2011: VP Marketing, Product Management & Business Strategy, Digital Imaging Products, Adobe Systems; October 2004 to November 2009: Director of Engineering, Adobe Systems; and	119,442 Common Shares(11)	0.3%

Robert Chisholm (1) (2) (3) Vancouver, BC, Canada Director (April 2009 to December 2012)	50	April 2009 to Present: Partner Emprise Capital Corp.; Nov. 2001 to March 2009: Chief Financial Officer of PNI Digital Media Inc.	116,108 Common Shares(12)	0.3%

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(5)(6)	Percentage of Outstanding Shares(7)

Cary Deacon (2) (3) (4) Minneapolis, Minnesota, USA Director (December 13, 2011 to present)	60	January 2007 to April 2011: President and Chief Executive Officer of Navarre Corporation August 2005 to December 2006: President and Chief Operating Officer of Navarre Corporation	38,887 Common Shares(13)	0.1%

Lawrence Lerner Illinois, USA Director (March 2010 to March 2012)	48	July 2001 to Present: President at LLBC, llc November 2007 to March 2011: Glowbal Head – Consulting, BI/DW, Quality and Testing, Interactive Media at UST Global; August 2007 to October 2007: Director Acquity Group; December 2002 to August 2007: Senior Manager for Cognizant	25,000 Common Shares	0.1%

Kyle Hall (4) Vancouver, BC, Canada Director (March 2009 to present)	47	October 2008 to Present: Chief Executive Officer; March 13, 2003 – October 4, 2004: Corporate Secretary of the Company; June 5, 2002 to September 30, 2008: Executive Vice President, Business Development of the Company	700,000 Common Shares	2.0%

Karl Oertel Surrey, UK	45	July 2007 to Present: VP UK Operations of the Company; August 2006 to July 2007: Pixology Ltd. VP UK Operations; July 1997 to August 2006: ITEBA Ltd. – Operations Manager	4,734 Common Shares	0.0%

Chris Egan Vancouver, BC, Canada	36	December 2011 to Present: VP Business Services January 2003 to December 2011: various roles, the last of which was as the Director of Business Technology and Integration	2,633 Common Shares	0.0%

Cameron Lawrence Vancouver, BC	33	August 2012 to Present: CFO October 2008 to June 2012: various roles the last of which was Senior Director of Finance and Principal Accounting Officer of OncoGenex Pharmaceuticals, Inc. September 2003 to October 2008: Manager of PricewaterhouseCoopers LLP	Nil	0.0%

Name and Residence (If a Director, period such position held)	Age	Positions with Company and Principal Occupations During the Last 5 Years	Securities Beneficially Owned, Directly or Indirectly(5)(6)	Percentage of Outstanding Shares(7)

Patrick Nangle	53	July 2012 to December 2012: COO; 2010 to 2012: President of Digital Dispatch Systems; 2009-2010: President of Tahua Consult LLC; 2002 – 2008: COO North America & Japan at Neopost	20,000 Common Shares	0.1%

Kevin Jampole	53	November 2012 to Present: EVP Sales & Business Development April 2012 to November 2012: Executive Leader – Social Stationary 2007-2011: Owner of Software Imaging	Nil	0.0%

Aaron Rallo Vancouver, BC, Canada	40	October 1, 2008 to December 31, 2011: President & COO; November 2004 to September 30, 2008: Chief Technology Officer of the Company; March 2003 to May 2004: Senior Program Manager of Digital Imaging Devices for Microsoft Corporation;	84,680 Common Shares	0.2%

Simon Bodymore North Vancouver, BC	37	March 2009 to August 2012: CFO; December 2008 to March 2009 – VP of Finance of the Company; January 2008 to December 2008 – Director of Finance of the Company; November 2000 to December 2007 – Senior Manager of PricewaterhouseCoopers LLP	9,583 Common Shares	0.0%

Patricia Spice Vancouver, BC, Canada	65	December 1995 to December 2011: Executive Assistant, PNI Digital Media Inc. October 2004 to December 2011: Corporate Secretary of the Company	4,917 Common Shares	0.0%

Zachary Wickes Vancouver, BC, Canada	41	January 2011 to September 2012: Vice President of Technology June 2008 to December 2011: Chief Executive Officer, and founder of 34F Technologies, Inc. December 2009 to November 2010: Vice President Software Engineering of MMX Software Inc. January 2005 to April 2008: Chief Technical Officer/Vice President Software Development of Yummy Interactive Inc.	Nil	0.0%

Harley Ware Vancouver, BC, Canada	44	November 2009 to November 2012: EVP In-Store Retail Systems March 2009 – November 2009 - Managing Director Europe	515,166 Common Shares	1.2%

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	Executive Committee
(5)	Information regarding shares beneficially owned or controlled is as of December 1, 2012 and has been furnished by the respective individuals. As such, we assume no responsibility for its accuracy or completeness. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. We believe that the beneficial owners of shares of our common shares listed above have sole investment and voting power with respect to such shares, subject to community property laws where applicable.
(6)	On November 2, 2006, we implemented a consolidation of our common shares on a one-new-common-share-for-10-old-common-shares basis. The number of shares disclosed as being beneficially owned or controlled by the named persons are shown on a post-consolidation basis.
(7)	Based on 34,257,922 common shares issued and outstanding as of December 01, 2012.
(8)	Includes 5,556 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(9)	Includes 5,556 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(10)	Includes 5,556 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(11)	Includes 5,556 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(12)	Includes 5,556 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(13)	Includes 11,112 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

*	Denotes beneficial ownership of less than 1% of the issued and outstanding common shares of our Company.

B. Compensation

During the fiscal year ended September 30, 2012, the aggregate amount of compensation paid by us and our subsidiaries to all directors and officers as a group for services in all capacities was $1,700,470.

Our Company may grant, pursuant to the policies of the TSX, stock options to directors, officers and employees of, and consultants to, our Company or a subsidiary of our Company, or to employees of a company providing management services to our Company or any of our subsidiaries. We have adopted a stock option plan that is more fully described in Item 6.E of this annual report.

During the fiscal year ended September 30, 2012, neither us nor our subsidiaries set aside or accrued any amount to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by us or our subsidiaries. The term “plan” includes all plans, contracts, authorizations or arrangements, whether or not set forth in any formal document.

The following table sets out all compensation paid to our Chief Executive Officer and our three most highly compensated executive officers other than the Chief Executive Officer during the fiscal periods indicated.

		Annual Compensation					Long Term Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Benefits ($)	Stock Options ($)(7)	Total	Common Shares Under-Lying Options and Performance Share Units Granted (Number)
Kyle Hall (1)	2012	265,000	Nil	4,175	20,107	289,282	400,000
CEO	2011	265,000	51,675	1,881	73,743	340,624	103,150
	2010	256,250	125,000	Nil		381,250	—

Patrick Nangle COO(2)	2012	46,875	Nil	369	6,365	53,609	200,000

Cameron Lawrence CFO(3)	2012	15,385	Nil	52	Nil	15,437	—

Aaron Rallo	2012	56,250	Nil	171,100	(9,363)	217,987	—
Former President(4)	2011	225,000	43,875	Nil	50,490	319,365,	70,000
	2010	225,082	112,500	Nil		337,582	—

Simon Bodymore(5)	2012	174,167	Nil	2,759	2,625	179,551	—
Former CFO	2011	190,000	37,050	Nil	31,382	258,432	43,250
	2010	181,250	87,500	Nil		268,750	0

Harley Ware,	2012	200,000	Nil	2,317	8,373	210,690	200,000
Former EVP, In-Store Retail Systems (6)	2011	200,000	39,000	1,881	43,062	244,943	59,500
	2010	194,693	50,000	Nil	Nil	194,693	—

(1)	On March 9, 2001, Kyle Hall, formerly VP Sales and Business Development for our US subsidiary, PhotoChannel, Inc., became our President and Chief Operating Officer, as well as a director. On June 5, 2002, Mr. Hall resigned as a director and as President and Chief Operating Officer and assumed the role of Executive Vice President of Business Development. On March 13, 2003, Mr. Hall assumed the role of Corporate Secretary, a position he held until October 4, 2004. On October 1, 2008, Mr. Hall assumed the role of Chief Executive Officer.
(2)	On July 17, 2012 the Company announced the appointment of Patrick Nangle as Chief Operating Officer. Compensation shown relates to the period of July 17, 2012 to September 30, 2012.
(3)	On September 11, 2012 the Company announced the appointment of Cameron Lawrence as Interim Chief Financial Officer. Compensation shown relates to the period of September 11, 2012 to September 30, 2012.
(4)	On November 8, 2004, Aaron Rallo was appointed Chief Technical Officer. On July 2, 2007, Mr. Rallo also assumed the role of Chief Operating Officer and on October 1, 2008 Mr. Rallo assumed the role of President. Effective December 31, 2011 Mr. Rallo ceased being an employee and is no longer the President and Chief Operating Officer of the Company.
(5)	On December 17, 2008, Simon Bodymore, formerly Director of Finance became VP Finance. On March 26, 2009 Mr. Bodymore was appointed Chief Financial Officer. Effective August 9, 2012 Mr. Bodymore ceased being an employee and is no longer the Chief Financial Officer of the Company.
(6)	On March 11, 2009 upon the acquisition of WorksMedia Ltd., Harley Ware joined the PNI Digital Media group and was appointed Managing Director – Europe. On November 13, 2010, Mr. Ware took on the role of EVP In-Store Retail Systems. Effective October 31, 2012 Mr. Ware ceased being an employee and is no longer the EVP In-Store Retail Systems of the Company.
(7)	Compensation expense recorded in accordance with IFRS 2 Share Based Payment.

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

Committees Of The Board

Our Board of Directors has formed four committees.

The Audit Committee consists of three directors. Subsequent to December 10, 2012, this committee consists of Peter Scarth, Thomas Nielsen, and Peter Fitzgerald (Chairman). From March 26, 2012 to December 10, 2012, the committee consisted of Robert Chisholm (Chairman), Peter Scarth, and Peter Fitzgerald. Prior to March 26, 2012, the committee consisted of Robert Chisholm (Chairman), Peter Scarth, and Lawrence Lerner. This committee is responsible for all relationships between our independent external auditor, including the approval of all work and related fees and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor. This Committee also oversees and establishes procedures concerning our systems of internal accounting and auditing controls.

The Compensation Committee consists of three directors. Subsequent to March 26, 2012, the committee consists of Cary Deacon (Chairman), Robert Chisholm, and Peter Fitzgerald. Prior to March 26, 2012, the committee consisted of Peter Fitzgerald (Chairman), Peter Scarth, and Thomas Neilson. This committee is responsible for recommending salary levels and granting of options and deferred share units for our executive officers.

The Corporate Governance Committee consists of four directors. This committee is responsible for corporate governance. Subsequent to December 10, 2012, this committee consisted of Cary Deacon, Thomas Neilson, Peter Scarth and Peter Fitzgerald. From March 26, 2012 to December 10, 2012, this committee consisted of Cary Deacon, Thomas Neilson, Peter Scarth, Peter Fitzgerald, and Robert Chisholm. Prior to March 26, 2012, this committee consisted of Cory Kent (Chairman), Kyle Hall, and Lawrence Lerner.

The Executive Committee consists of four directors. This committee is responsible for assessing the Company’s strategic opportunities. Thomas Nielsen (Chair), Cary Deacon, Peter Fitzgerald, and Kyle Hall.

D. Employees

We currently have one hundred thirty-eight (158) permanent full-time employees, two (2) permanent part-time employees and eleven (11) consultants we retain for regular engagements. None of our staff are unionized.

We currently have the following staffing in our Vancouver office:

Executive Officers	5
Operations	8
Finance/Administration	7, includes 2 executive officers.
Technology and Applications	125, includes 2 executive officers.
Sales, and Business Development	8, includes 1 executive officer.

We currently have the following staffing in our Southampton, UK office:

Executive Officers	1
Operations	2
Finance/Administration	2
Technology and Applications	5, includes 1 executive officer.
Sales, and Business Development	1

E. Share Ownership

As disclosed in Item 6.A, each of our current directors and executive officers has reported to us the number of common shares he or she beneficially owned in our Company as of December 1, 2012. To determine beneficial ownership for these purposes, each director or executive officer is deemed to be the beneficial owner of securities over which he or she exercises voting or investment power; and of securities that he or she has the right to acquire within sixty days, pursuant to such events as the exercise of a stock option, warrant or right, or through the conversion of a security, or through the power to revoke a trust or the automatic termination of a trust. Based on the information provided by our current and former directors and executive officers, they as a group beneficially owned a total of 4,201,831 common shares (including an aggregate of 38,892 common shares that are reserved for issuance pursuant to stock options that are all exercisable within sixty days).

As of December 1, 2012, options to purchase an aggregate of 2,215,000 common shares had been granted and were outstanding, as follows:

Number of Common Shares	Exercise Price Per Common Share	Expiration Date
184,500	$3.35	March 11, 2013
150,000	$2.00	March 10, 2014
275,000	$1.48	March 25, 2014
25,000	$1.50	August 6, 2014
280,500	$1.55	October 4, 2015
50,000	$0.82	July 12, 2017
800,000	$0.46	July 12, 2017
200,000	$0.43	July 16, 2017
250,000	$0.44	October 25, 2017

As of December 1, 2012 42,618 Restricted Share Units had been issued to members of staff, Officers and Directors with an expiry date of October 4, 2013.

As of December 1, 2012, a total of 1,575,000 common shares were subject to options held by our directors and executive officers as a group. The following table sets forth particulars of the options held by each of our directors and executive officers:

Name	Grant Date	Exercise Price	Expiration Date	Total Number of Options
Peter Fitzgerald	25-Mar-09	$1.48	25-Mar-14	50,000
Director, Chairman	4-Oct-10	$1.55	4-Oct-15	25,000
	12-Jul-12	$0.46	12-Jul-17	50,000

Peter Scarth	25-Mar-09	$1.48	25-Mar-14	50,000
Director	4-Oct-10	$1.55	4-Oct-15	25,000
	12-Jul-12	$0.46	12-Jul-17	50,000

Cory Kent	25-Mar-09	$1.48	25-Mar-14	50,000
Director	4-Oct-10	$1.55	4-Oct-15	25,000
	12-Jul-12	$0.46	12-Jul-17	50,000

Thomas Nielsen	25-Mar-09	$1.48	25-Mar-14	50,000
Director	4-Oct-10	$1.55	4-Oct-15	25,000
	12-Jul-12	$0.46	12-Jul-17	50,000

Robert Chisholm	11-Mar-08	$1.48	11-Mar-13	50,000	(1)
Director	4-Oct-10	$1.55	4-Oct-15	25,000
	12-Jul-12	$0.46	12-Jul-17	50,000

Kyle Hall	25-Mar-09	$1.48	25-Mar-14	50,000
Director & Chief Executive Officer	4-Oct-10	$1.55	4-Oct-15	100,000
	12-Jul-12	$0.46	12-Jul-17	400,000

Cary Deacon	12-Jul-12	$0.82	12-Dec-16	50,000
Director	12-Jul-12	$0.46	12-Jul-17	50,000

Cameron Lawrence	25-Oct-12	$0.44	25-Oct-17	100,000

Patrick Nangle	16-Jul-12	$0.43	16-Jul-17	200,000

(1)	– During the year ended September 30, 2009, the exercise price of 50,000 options previously granted to Robert Chisholm on March 11, 2008 was amended from $3.35 to $1.48

As of December 1, 2012, a total of 17,720 Restricted Share Units (“RSU’s”) were held by our non-executive directors and executive officers as a group. The following table sets forth particulars of the RSU’s held by each of our directors and executive officers:

Name	Grant Date	Grant Price	Settlement Date	Total Number of Restricted Shares Units
Peter Fitzgerald	Oct. 4, 2010	$1.55	Oct. 4, 2013	3,334
Director

Peter Scarth	Oct. 4, 2010	$1.55	Oct. 4, 2013	3,334
Director

Cory Kent	Oct. 4, 2010	$1.55	Oct. 4, 2013	3,334
Director

Thomas Nielsen	Oct. 4, 2010	$1.55	Oct. 4, 2013	3,334
Director

Robert Chisholm	Oct. 4, 2010	$1.55	Oct. 4, 2013	3,334
Director

As of December 1, 2012, a total of 1,050 Performance Share Units (“PSU’s”) were held by our executive officers as a group. The following table sets forth particulars of the PSU’s held by each of the executive officers:

Name	Grant Date	Grant Price	Settlement Date	Total Number of Performance Share Units
Kyle Hall	Oct. 4, 2010	$1.55	Oct. 4, 2013	1,050
Chief Executive Officer

Stock Option Plan

Our Company initially adopted a stock option plan in 1997. At our Company’s annual general meeting held on March 10, 2004, our shareholders approved an increase in the number of common shares reserved for issuance under the plan to 18,000,000 common shares (as so amended, the “2004 Plan”).

At our Company’s annual general meeting held on March 6, 2006, our shareholders approved a stock option plan (the “2006 Plan”) which provides for a “rolling” number of underlying shares rather than a “fixed” number of shares. Specifically, the 2006 Plan provided that the maximum number of common shares reserved for issuance upon exercise of any options granted under the 2006 Plan shall be equal to 10% of the issued and outstanding common shares of our Company at the time the options are granted, less the number of shares reserved for issuance under any outstanding options. This will mean that there can never be more than 10% of our Company’s issued and outstanding common shares reserved for issuance under the 2006 Plan at any point in time. The 2006 Plan was amended by shareholders at the annual general meetings held on March 6, 2007, March 25, 2009 and March 10, 2010.

As the Company is now listed on the TSX the Board deems it to be in the best interests of the Company to adopt a new option plan to accommodate TSX policies concerning option plans. On February 22, 2012 the Board authorized the adoption of a new form of share option plan dated for reference February 22, 2012 (the “2012 Plan”). The 2012 Plan provides for a maximum of 10% of the issued and outstanding Common Shares of the Company at the time an option is granted, less Common Shares reserved for issuance under all other Share Compensation Arrangements of the Company, to be reserved for options to be granted at the discretion of the Board or the compensation committee of the Board, to eligible optionees (“Optionees”). Existing outstanding options will be rolled into and governed by the 2012 Plan.

Eligible Optionees

Options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board. Service Providers that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX and the Company is obtained.

Material Terms of the 2012 Plan

The following is a summary of the material terms of the 2012 Plan:

(a)	all options granted under the 2012 Plan are non-assignable and non-transferable and are exercisable for a period of up to 10 years from the date of grant;

(b)	if the expiry date for an option falls within a blackout period, or within nine (9) business days following the expiration of a blackout period, such expiry date will be automatically adjusted without any further act or formality to that day which is the 10th business day after the end of the blackout period, such 10th business day to be considered the expiry date for such option for all purposes under the 2012 Plan;

(c)	the minimum exercise price of an option granted under the 2012 Plan must not be less than the Market Price calculated the day before the grant being an exercise price which is no less than the five day volume weighted average trading price (“VWAP”) at the date of grant. VWAP is calculated by dividing the total value of the Common Shares traded for the relevant period on the TSX by the total volume of shares;

(d)	for stock options granted to employees or service providers (including directors, officers, management company employees and consultants), the Company must ensure that the proposed optionee is a bona fide employee or service provider (including directors, officers, management company employees and consultants), as the case may be, of the Company or any subsidiary;

(e)	if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee which has vested may be exercised within 90 days after the date such Optionee ceases to be employed or act as an officer or director, as the case may be, or for such other period as may be specified in any agreement with the Optionee or otherwise approved by the Board;

(f)	if an Optionee dies, any vested option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such option;

(g)	in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(h)	vesting of options shall be at the discretion of the Board;

(i)	all options which have not then vested shall immediately vest upon a change of control; and

(j)	the Board reserves the right in its absolute discretion to terminate the 2012 Plan with respect to all 2012 Plan shares in respect of options which have not yet been granted hereunder.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of our directors and senior officers, as of December 1, 2012, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over 5% or more of our outstanding common shares, except as noted below. Our directors and officers, as a group, control us by reason of their positions with us and their ownership of common shares and common share options. As a group, they beneficially own, directly or indirectly, 4,201,831 common shares, representing about 12.3% of our presently issued and outstanding common shares (including an aggregate of 816,597 common shares that are reserved for issuance pursuant to stock options that are all exercisable within sixty days).

Pursuant to the policies of the TSX, where an issuance of securities may result in the creation of a new control person of an issuer (which is a person holding greater than 20% of the outstanding securities of an issuer is deemed to be), the issuance must be approved by the disinterested shareholders of the company. To the knowledge of our directors and senior officers, as of December 1, 2012 no person or corporation owned or had the intent of acquiring 20% or greater of our securities.

Peter Fitzgerald is our Chairman and is a significant shareholder and investor in us. Currently, Mr. Fitzgerald owns 1,657,339 of our common shares or 5% of our outstanding common shares. Mr. Fitzgerald also holds 94,442 common share options that are all exercisable within sixty days and if he were to exercise all of these options and assuming no other common shares of us are issued prior to such exercise, Mr. Fitzgerald could own 1,751,781 of our common shares, representing 5% of our then outstanding securities, as of December 1, 2012.

Invesco Canada Ltd. (previously Invesco Trimark Ltd.) is an institutional investor that currently has control or direction over 5,630,000 of our common shares or 16.4% of our outstanding common shares.

Nicusa Capital is an institutional investor that currently has control or direction over 4,619,235 of our common shares or 13.5% of our outstanding common shares.

As of December 1, 2012, our shareholders’ register listed approximately 104 registered shareholders holding an aggregate of 34,299,472 common shares. A total of 60 of these registered shareholders were shown to be residents of Canada, owning 26,214,253 shares representing 76.4% of our issued and outstanding common shares. A total of 28 of these registered shareholders were shown to be residents of the United States, owning 7,362,489 shares representing 21.5% of our issued and outstanding common shares.

B. Related Party Transactions

During the year ended September 30, 2012, the Company incurred legal fees of $156,204 (2011: $133,242), respectively, for services provided by McMillan LLP, a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at September 30, 2012 included $41,245 (September 30, 2011: $23,955) related to these services.

During the year ended September 30, 2012, the Company incurred consulting fees of $59,678 (2011: $60,722) for services provided by Digital Photoworks, a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable or accrued liabilities as at September 30, 2012 related to this company (September 30, 2011: $5,072).

During the year ended September 30, 2012, the Company did not incur expenses relating to setting up e-mail marketing campaigns on behalf of any of our retail customers (September 30, 2011: $8,449) and website services (September 30, 2011: $3,000), and software development services (September 30, 2011: $3,500) with Photoblaster, a company of which a director of the Company is Chairman and Chief Executive Officer.

The Company shares its UK premises with another company, Works Unit Ltd., of which an Officer is a director. During the year ended September 30, 2012, the Company was recharged its proportional share of office running costs totalling $209,850 (2011: $200,592) by this related party. In addition, during the year ended September 30, 2012, the Company used the software development services of this company, incurring costs of $105,560 (2011: $58,941). The Company does not have any outstanding accounts payable as at September 30, 2012 (September 30, 2011: $21,578) related to these services and cost recharges.

During the year ended September 30, 2012, the Company incurred consulting fees of $15,188 (2011: $nil) for services provided by Altona Consulting, LLC., a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable as at September 30, 2012 related to this company.

During the year ended September 30, 2012, the Company incurred consulting fees of $15,213 (2011: $nil) for services provided by LLBC, LLC., a company of which a previous Director of the Company controls. The Company does not have any outstanding accounts payable as at September 30, 2012 related to this company.

During the year ended September 30, 2012, the Company generated revenue of $7,683 (2011: $5,880) relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable at September 30, 2012 included $2,581 (September 30, 2011: $2,102) related to these services.

All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company for the years ended September 30, 2012 and 2011 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this annual report. The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

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

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9A(4) and Item 9C.

A. (4). Price History

Market and Trading Prices

During the year ended September 30, 2012 the Company’s application to the TSX was approved, and effective October 18, 2011 the Company’s shares were de-listed from the TSX-V and began trading on the TSX under the trading symbol “PN”. Our shares were first listing for trading on the Montreal Exchange (“ME”), in Montreal, Quebec, Canada, which merged with the Canadian Venture Exchange (“CDNX”) in September 2001 and effective October 1, 2001 we began trading on the CDNX. Subsequently the CDNX was acquired by the TSX in 2002 and on April 1, 2002 we were listed for trading on the TSX-V. The following table sets forth the reported high and low sale prices of our common shares as reported by the TSX-V, and where applicable the TSX for the periods indicated.

		Sales Prices (CDN$)
Common Shares		High	Low
Annual Data	2012	0.98	0.40
	2011	1.80	0.80
	2010	1.95	1.30
	2009	2.29	1.00
	2008	4.50	1.90
	2007	5.77	2.31

Quarterly data	2012	0.73	0.34
	September 30, 2012	0.74	0.40
	June 30, 2012	0.60	0.48
	March 31, 2012	0.72	0.52
	December 31 2011	0.98	0.65

	September 30 2011	1.25	0.80
	June 30 2011	1.60	1.12
	March 31 2011	1.66	1.45
	December 31, 2010	1.77	1.50
	September 30 2011	1.25	0.80

Monthly data	November 2012	0.44	0.34
	October 2012	0.48	0.41
	September 2012	0.74	0.43
	August 2012	0.72	0.43
	July 2012	0.54	0.40
	June 2012	0.57	0.48

Our common shares are also listed on the OTC Bulletin Board in the United States under the trading symbol PNDMF, however, we do not presently have an active market maker in the United States. The following table sets forth the high and low sales prices for the common shares on the OTC BB the periods indicated.

		Sales Prices (US$)
Common Shares		High	Low
Annual Data	2012	0.98	0.40
	2011	1.77	0.80
	2010	1.87	1.28
	2009	2.05	0.89
	2008	4.65	1.84
	2007	4.88	2.52

Quarterly Data	2012
	September 30, 2012	0.73	0.40
	June 30, 2012	0.59	0.40
	March 31, 2012	0.70	0.51
	December 31 2011	0.98	0.61

	2011	0.74	0.35
	September 30 2011	1.25	0.80
	June 30 2011	1.60	1.12
	March 31 2011	1.66	1.45
	December 31, 2010	1.77	1.50

Monthly data	November 2012	0.44	0.35
	October 2012	0.48	0.41
	September 2012	0.65	0.44
	August 2012	0.73	0.42
	July 2012	0.54	0.40
	June 2012	0.58	0.40

Our common share register indicates that 28 of our registered shareholders are residents of the United States, owning 7,362,489 shares representing 21.5% of our issued and outstanding common shares. We have no information and express no opinion regarding the identities, addresses or holdings of the beneficial owners of these securities.

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

C. Material Contracts

The following summary of our material agreements, some of which have been previously filed with the SEC, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements. There are no material contracts, other than those contracts entered into in the ordinary course of business, currently in place or to which we or any member of our group is a party, from the two years immediately preceding the publication of this annual report, except as follows:

1.	The Toronto and Vancouver Co-Located Hosting Agreement with TELUS Communications Inc., dated December 20, 2011. This agreement is for a 47 month period commencing December 20, 2011.

2.	The Services Agreement between Pixology and ASDA Stores Limited is dated 28 September 2005 and continues in full force and effect until terminated by either party giving no less than three calendar month’s notice in writing to the other, such notice to expire at any time on or after the first anniversary of the commencement date.

3.	The Services Agreement with Sam’s West Inc., dated January 23, 2008. This Agreement is for a period of two years, expiring January 23, 2010 (the “Term”) and automatically renews for one year periods unless written notice is provided by one party to the other prior to the end of the Term or the then current renewal term.

4.	The Amended and Restated Services Agreement with Wal-Mart Canada Corp., dated January 31, 2008. This Agreement is for a period of two years, expiring January 31, 2010 (the “Term”) and automatically renews for one year periods unless written notice is provided by one party to the other not less than thirty (30) days prior to the end of the Term or the then current renewal term.

5.	The Internet Photo Services Agreement with Costco Wholesale Corporation, dated April 29, 2008, including the First Amendment Internet Photo Services Agreement dated February 16, 2011. This Agreement is for a period of approximately five years, expiring June 4, 2016 (the “Term”) and may be extended by Costco for one year periods if written notice is provided by Costco at least ninety (90) days prior to the end of the Term or the then current renewal term.

6.	The Internet Photo Services Agreement with Costco Wholesale Canada Ltd., dated November 1, 2010, including the First Amendment Internet Photo Services Agreement dated April 29, 2011. This agreement is for a period of approximately five years, expiring June 4, 2016 (the “Term”) and may be extended by Costco for one year periods if written notice is provided by Costco at least ninety (90) days prior to the end of the Term or the then current renewal term.

7.	The Services and Software Agreement with CVS Pharmacy, Inc. (“CVS”), dated April 1, 2011. This Agreement is for a period of three years, expiring March 31, 2014 (the “Term”) and automatically renews for a perpetual rolling Term, cancellable at any time upon at least ninety (90) days prior written notice by either party.

8.	The lease renewal and modification agreement for our executive offices located at Suites 580 & 590, 425 Carrall Street, Vancouver, British Columbia, Canada, dated June 11, 2009 and covers 6,602 square feet. The amendment comprises an extension to the original lease for the period August 1, 2009 to July 31, 2014. We lease the premises from a third party corporation. The monthly base rent is approximately $6,877.08.

9.	The lease agreement for our support offices located at Suite 100, 425 Carrall Street, Vancouver, British Columbia, Canada dated July 26, 2010. The lease comprises 4,705 square feet in an office building owned by a third party corporation. The lease term is from September 1, 2010 to July 31, 2014. The monthly base rent is approximately $5,195.10

10.	The Share Purchase Agreement amongst PhotoChannel Networks Inc., as Purchaser and Vendors in relation to the sale and purchase of the whole of the issued share capital of WorksMedia Limited, dated February 25, 2009.

11.	An Amended and Restated Master Development and Services Agreement with Bloom Stationers LLC (“Bloom”), a New York based designer of social stationery products, dated March 11, 2011. Under this Agreement, we agreed to develop and host an online software solution for Bloom to permit end users to purchase Bloom’s suite of business and personal stationery products Bloom’s website, co-branded websites and through retail partners. The agreement is for a five year term from the date the Bloom system is launched with a national retailer, and automatically renews for additional five year terms. Pursuant to this agreement, we are obligated to develop and host the Bloom solution, provide all services necessary to connect the Bloom solution to retailers and co-branded sites who contract for the Bloom solution, and provide Bloom with a mirror site in the event of a termination of this agreement, in consideration for which we are to receive a share of revenue generated from the sale of Bloom products through the such co-branded sites and retail partners. The agreement provides that all work product created by PNI for Bloom will be owned by Bloom. We have covenanted to use our best efforts to enter into agreements with our retailer partners to make the Bloom products available through our retailer partners, and have agreed that we will not during the term of the agreement and for a period of 60 months after its termination, provide services which compete with the Bloom solution, other than (i) non-customizable services for retailers for which we provided services as of the date of the agreement with Bloom (“Pre-existing Retailers”), and (ii) after the expiry of twelve months from the date the Bloom system is launched, customizable services for Pre-existing Retailers. The agreement may be terminated by either party in the event of a material default by the other party or upon the bankruptcy or insolvency of the other party. The agreement may also be terminated by PNI in the event of a change of control of Bloom, which includes an an event where certain officers of Bloom cease to be officers of Bloom. Bloom may also terminate the agreement in the event of a change of control of PNI, which includes any event where Kyle Hall ceases to be the Chief Executive Officer of PNI, or if PNI becomes a provider of services materially similar to or competing with the Bloom products in violation of the agreement, or if PNI fails to defend a claim that either the Bloom solution infringes any intellectual property rights, or that the intellectual property rights in the Bloom solution are being infringed.

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

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom which generally have an investment grade rating of a minimum of A- and does not invest any significant deposits in any financial institutions with a rating below that investment grade. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $180,710 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $4,431,779 risk should the financial institutions with which the deposits are held cease trading.

The Company’s accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom. Credit risk from accounts receivable encompasses the default risk of retail customers. The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the

Company assesses the risk of default associated with a particular company. In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company’s customers; however, should one of the Company’s main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2012, three customers each account for 10% or more of total trade accounts receivable (2011 – five customers).

Financial assets past due

At September 30, 2012, the Company has a provision of $130,023 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At September 30, 2012

	Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet
Trade accounts receivable	$2,334,240	$328,844	$358,600	$1,201,717	$4,223,401
Commodity taxes recoverable	30,140				30,140
Other	—	—	—	—	—

Total	$2,364,380	$328,844	$358,600	$1,201,717	$4,253,541

The definition of items that are past due is determined by reference to terms agreed with individual customers. Of the 91 days+ balance outstanding at September 30, 2012, 78% has been subsequently collected as at December 1, 2012. None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At September 30, 2012, the Company had a provision for doubtful accounts of $130,023 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

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

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents. The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company’s banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice. As at September 30, 2012 the weighted average interest rate of all cash equivalent investments was nil (2011: nil).

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

At September 30, 2012, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $4,127,963, accounts receivable of $1,596,565 and accounts payable of $1,095,573 which were denominated in UK £. In addition, at September 30, 2012, the Company had cash and cash equivalents of $421,081, accounts receivable of $2,099,764 and accounts payable of $699,185 which were denominated in US$.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the Year ended September 30, 2012 would have had.

This sensitivity analysis includes the following assumptions:

•	Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

•	Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net profit $
Change of +/- 10% in US$ foreign exchange rate	+/-321,300
Change of +/- 10% in UK£ foreign exchange rate	+/-412,796

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report, being September 30, 2012. This evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2012.

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

Management has assessed the effectiveness of our internal control over financial reporting as at September 30, 2012 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that the Company maintained effective internal control over financial reporting as at September 30, 2012.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) being signed into law in the United States. Section 989G of the Dodd-Frank Act permanently exempts non-accelerated filers from filing auditor attestation reports over the effectiveness of the Company’s internal controls in accordance with Section 404(b) of the Sarbanes Oxley Act of 2002. For the year ended September 30, 2012, the Company continues to meet the definition of a non-accelerated filer.

Changes In Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the Company’s year ending September 30, 2012 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Composition of the Audit Committee

As of September 30, 2012, the Audit Committee of the Corporation’s Board of Directors was comprised of Mr. Peter Fitzgerald, Mr. Robert Chisholm, Mr. Peter Scarth and Mr. Thomas Nielsen. Mr. Robert Chisholm subsequently resigned on December 10, 2012. The Board of Directors has determined that Mr. Peter Fitzgerald fulfills the role of a Financial Expert on the Corporation’s audit committee. All members of the Audit Committee are “independent” as the term is defined under the rules of the New York Stock Exchange. Mr. Fitzgerald is a professional accountant with extensive experience and knowledge. The other members of the audit committee have significant financial experience and all members are considered to be financially literate and independent.

A copy of the Corporation’s audit committee charter is attached as Exhibit 15.1 to this Form 20-F.

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

Thomas Neilsen obtained his Bachelor of Computer Science in 1990 from the Tietgenskolen, EDB-skolen, Denmark. Mr. Nielsen is currently the President for Altona Consulting, LLC, a boutique consulting firm specializing in advising public and private Boards and C-level executives around strategy, M&A activities and financing. Nielsen most recently served as President & CEO for RealNetworks, a pioneer in digital media solutions. Prior to RealNetworks, Mr. Neilsen was Vice President Marketing & Business Strategy, Digital Imaging Products at Adobe Systems Incorporated Creative Professional Business Unit. Prior to Adobe, Mr. Neilsen led the Windows Printing and Imaging and Windows Digital Document teams at Microsoft.

Peter Fitzgerald obtained his M.S.C. from the Massachusetts Institute of Technology in 1989; a PMD from the Harvard Business School in 1983; and an FCCA from the Chartered Association of Certified Accountants in 1973. Mr. Fitzgerald joined PNI’s Board of Directors in August 2001 and became Chairman of the Board in 2004. Prior to PNI, Mr. Fitzgerald was CEO of Gretag Imaging where he built the company into one of the world’s leading manufacturers of imaging equipment and systems before leaving to pursue personal interests. Previous to Gretag, Mr. Fitzgerald was CEO of Qualex, the Kodak photo-processing subsidiary, which he led very successfully for over seven years. While he was CEO of Qualex, Mr. Fitzgerald retained his active role as Vice President within Eastman Kodak where among other titles he carried the role of General Manager, Worldwide Consumer Imaging Services.

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

The aggregate fees billed by our auditors were CDN$303,750 and CDN$275,000 for the fiscal years ended 2012 and 2011, respectively.

B.	Audit-Related Fees

The aggregate fees billed by our auditors for audit-related fees were CDN$1,480 and CDN$nil for the fiscal years ended 2012 and 2011, respectively.

C.	Tax Fees

The aggregate fees billed by our auditors for tax fees were CDNnil and CDN$15,560 for the fiscal years ended 2012 and 2011, respectively. The work performed related to US tax compliance.

D.	All Other Fees

The aggregate fees billed by our auditors for other services were CDN$59,500 and CDN$227,188 for the fiscal years ended 2012 and 2011, respectively.

Pre-Approval Policies and Procedures

It is within the mandate of the Corporation’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance and review of tax returns as submitted to the Audit Committee from time to time. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements. The Audit Committee has not adopted any specific pre-approval policies or procedures for the approval of non-audit services.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board of Directors to nominate or compensate any external auditor which have not been accepted by the Board of Directors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Corporation is not listed on any National Securities Exchange in the United States and is therefore not relying on any exemption from the independence standards contained in Exchange Act Rule 10A-3(a)(3), (b)(1)(iv) or (c)(3).

Reliance on Certain Exemptions under CSA National Instrument 52-110

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions) of the Canadian Securities Administrators National Instrument 52-110 - Audit Committees (“NI 52- 110”).

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

Reliance on Section 3.8

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On April 15, 2010, the Company received approval from the TSX-V for a Normal Course Issuer Bid (the “Bid”) that enables the Company to purchase and cancel up to 340,000, or approximately 1% of its outstanding common shares between May 1, 2010 and April 30, 2011. During the three month period ended December 31, 2010 the Company received approval from the TSX-V to revise the authorized purchase amount from 340,000 common shares to 1,714,943 million common shares, or 5% of the outstanding common shares of the Company. On May 27, 2011, the Company received approval from the TSX-V to extend the Bid authorizing the purchase of 1,714,943 common shares from May 27, 2011 to May 26, 2012. The Company’s Bid expired on May 26, 2012 and no further applications have been made to extend it.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
May 1, 2010 to May 31, 2010	10,000	$1.70	10,000	Nil
June 1, 2010 to June 30, 2010	30,000	$1.59	30,000	Nil
July 1, 2010 to July 31, 2010	20,000	$1.45	20,000	Nil
August 1, 2010 to August 31, 2010	10,000	$1.50	10,000	Nil
September 1, 2010 to September 30, 2010	30,000	$1.39	30,000	Nil
October 1, 2010 to October 31, 2010	22,300	$1.56	22,300	Nil
November 1, 2010 to November 30, 2010	52,900	$1.68	52,900	Nil
December 1, 2010 to December 31, 2010	23,100	$1.62	23,100	Nil
January 1, 2011 to January 31, 2011	75,400	$1.58	75,400	Nil
February 1, 2011 to February 28, 2011	Nil	Nil	Nil	Nil
March 1, 2011 to March 31, 2011	Nil	Nil	Nil	Nil
April 1, 2011 to April 30, 2011	Nil	Nil	Nil	Nil

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
May 1, 2011 to May 31, 2011	1,300	$1.38	1,300	1,713,643
June 1, 2011 to June 30, 2011	58,100	$1.20	58,100	1,655,543
July 1, 2011 to July 31, 2011	Nil	Nil	Nil	1,655,543
August 1, 2011 to August 31, 2011	50,000	$1.06	50,000	1,605,543
September 1, 2011 to September 30, 2011	Nil	Nil	Nil	1,605,543
October 1, 2011 to October 31, 2011	Nil	Nil	Nil	1,605,543
November 1, 2011 to November 30, 2011	Nil	Nil	Nil	1,605,543
December 1, 2011 to December 31, 2011	Nil	Nil	Nil	1,605,543
January 1, 2012 to January 31, 2012	Nil	Nil	Nil	1,605,543
February 1, 2012 to February 29, 2012	Nil	Nil	Nil	1,605,543
March 1, 2012 to March 31, 2012	Nil	Nil	Nil	1,605,543
April 1, 2012 to April 30, 2012	Nil	Nil	Nil	1,605,543
May 1, 2012 to May 31, 2012	Nil	Nil	Nil	Nil
Total	383,100	$1.45	383,100	Nil

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not Applicable

ITEM 16G. CORPORATE GOVERNANCE.

Not Applicable

ITEM 16H. MINE SAFETY DISCLOSURE

NOT APPLICABLE

PART III

ITEM 17. FINANCIAL STATEMENTS

We are providing financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars.

The consolidated financial statements are in the following order:

1.	Report of Independent Registered Public Accounting Firm;

2.	Consolidated Balance Sheets as at September 30, 2012. 2011 and October 1, 2010;

3.	Consolidated Statement of Operations and Comprehensive Income (Loss) for the years ended September 30, 2012 and 2011;

4.	Consolidated Statements of Changes in Equity for the years ended September 30, 2012 and 2011;

6.	Consolidated Statements of Cash Flows for the years ended September 30, 2012 and 2011; and

7.	Notes to Consolidated Financial Statements.

PNI Digital Media Inc.

Consolidated Financial Statements

September 30, 2012

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders. PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditor’s report.

Kyle Hall	Cameron Lawrence
Chief Executive Officer Vancouver, Canada	Chief Financial Officer

January 7, 2013

To the Shareholders of PNI Digital Media Inc.

We have audited the accompanying consolidated financial statements of PNI Digital Media Inc. and its subsidiaries, which comprise the consolidated balance sheets as at September 30, 2012, September 30 2011 and October 1, 2010 and the consolidated statements of operations and comprehensive income (loss), statements of changes in equity and cash flows for the years ended September 30, 2012 and September 30, 2011 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PNI Digital Media Inc. and its subsidiaries as at September 30, 2012, September 30, 2011 and October 1, 2010 and their financial performance and their cash flows for the years ended September 30, 2012 and September 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants

Vancouver, B.C

January 7, 2013

PNI Digital Media Inc.

Consolidated Balance Sheets

(expressed in Canadian dollars)

	September 30, 2012	September 30, 2011	October 1, 2010
Assets
Current assets
Cash and cash equivalents	$4,611,824	$3,936,176	$4.690,355
Accounts receivable (note 7)	4,253,541	4,535,912	5,302,865
Prepaid expenses and other current assets	622,970	460,140	541,026

	9,488,335	8,932,228	10,534,246
Property and equipment (note 8)	4,683,355	5,140,150	5,230,829
Deferred income tax asset	5,222,603	7,065,857	5,861,504
Intangible assets (note 10)	2,124	680,437	1,115,794
Goodwill (note 11)	568,479	654,222	658,904

	$19,964,896	$22,472,894	$23,401,277

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 12)	$4,390,437	$3,284,311	$5,471,878
Current portion of deferred revenue	318,107	250,323	613,081
Current portion of finance lease obligations	—	—	107,964

	4,708,544	3,534,634	6,192,923
Deferred revenue	437,140	33,898	78,876

	5,145,684	3,568,532	6,271,799

Shareholders’ Equity (note 13)
Share capital	$66,817,352	$66,420,572	$66,307,826
Contributed surplus	19,334,098	19,522,420	18,933,619

	86,151,450	85,942,992	85,241,445

Deficit	(71,135,021)	(67,012,367)	(68,111,967)
Accumulated other comprehensive loss	(197,217)	(26,263)	—

	(71,332,238)	(67,038,630)	(68,111,967)

	14,819,212	18,904,362	17,129,478

	$19,964,896	$22,472,894	$23,401,277

Approved by the Board of Directors

“Kyle Hall” Director	“Peter Fitzgerald ” Director

The Accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

Years Ended September 30, 2012 and 2011

(expressed in Canadian dollars)

	September 30, 2012	September 30, 2011
Revenue (note 15)	$22,712,805	$23,686,351
Cost of sales (note 6, note 18)	10,458,022	9,399,107

Gross Profit	12,254,783	14,287,244
Expenses
Software development	9,678,638	9,439,423
General and administration	3,768,203	3,928,210
Sales and marketing	1,038,374	988,289

	14,485,215	14,355,922

Loss from operations	(2,230,432)	(68,678)
Foreign exchange loss	(82,647)	(125,148)
Finance income	4,647	—
Finance costs	—	(5,599)

	(78,000)	(130,747)

Loss before income tax	(2,308,432)	(199,425)
Deferred income tax (expense) recovery	(1,814,221)	1,299,025

Income tax recovery (expense)	(1,814,221)	1,299,025

(Loss) profit for the period	(4,122,653)	1,099,600
Other comprehensive gain (loss):
Exchange difference on translation of foreign operations	(170,956)	(26,263)

Total comprehensive (loss) income for the period	$(4,293,609)	$1,073,337

Loss per share (note 13g)
Basic	$(0.12)	$0.03
Fully diluted	$(0.12)	$0.03
Weighted Average Number of Shares Outstanding - Basic	34,178,165	33,927,659
Weighted Average Number of Shares Outstanding - Diluted	34,199,622	33,985,271

The Accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.

Consolidated Statements of Changes in Equity

(expressed in Canadian dollars)

			Share
	Share capital		capital			Accumulated
	Number of Common Shares	Amount	purchased for cancellation	Contributed surplus	Deficit	other comprehensive loss	Total Shareholders’ equity
Balance October 1, 2010	33,853,782	$66,349,735	$(41,909)	$18,933,619	$(68,111,967)	$	$17,129,478
Issuance of shares on exercise of options	291,776	498,937		(134,217)			364,720
Issuance of shares held in escrow	178,500	290,952		(290,952)			—
Cancellation of shares repurchased	(313,100)	(612,229)	446,503	165,726			—
Purchase of share capital for cancellation (283,100 shares)			(404,594)				(404,594)
Share-based compensation recorded in net profit				549,142			549,142
Compensation expense in connection with acquisition of WorksMedia Limited				299,102			299,102
Earnings for the period					1,099,600		1,099,600
Adjustment relating to the realization of tax benefits associated with share issues costs		(106,823)					(106,823)
Other comprehensive loss						(26,263)	(26,263)
Balance September 30, 2011	34,010,958	$66,420,572	$—	$19,522,420	$(67,012,367)	$(26,263)	$18,904,362
Issuance of shares on vesting of RSUs and PSUs	68,464	106,119		(106,119)			—
Issuance of shares held in escrow	178,500	290,952		(290,952)			—
Share-based compensation recorded in net profit				95,669			95,669
Compensation expense re. acquisition of WorksMedia Limited				113,080			113,080
Net loss					(4,122,654)		(4,122,654)
Other comprehensive income						(170,954)	(170,954)
Reduction in share capital as a result of realizing the deferred tax expense associated with a portion of deductible share issue costs for nil		(291)					(291)

Balance September 30, 2012	34,257,922	$66,817,352	$—	$19,334,098	$(71,135,021)	$(197,217)	$14,819,212

The Accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	September 30, 2012	September 30, 2011
Cash flows from operating activities
Net profit (loss) for the period	$(4,122,653)	$1,099,600
Items not affecting cash
Amortization of property and equipment	1,808,725	2,036,953
Amortization of intangible assets	1,091,024	858,354
Share-based compensation expense	208,749	848,244
Unrealized foreign exchange loss	46,601	71,930
Allowance for doubtful accounts	132,012	33,102
Loss on disposal of property and equipment	—	117,306
Impairment of intangible asset	540,735	—
Impairment of goodwill	77,382	—
Deferred income tax expense (recovery)	1,814,221	(1,299,025)

	1,596,796	3,766,464
Net change in non-cash working capital items (note 21)	1,435,556	(1,845,407)

	3,032,352	1,921,057

Cash flows from investing activities
Purchase of property and equipment	(1,180,356)	(2,076,900)
Purchase of intangible assets	(1,000,713)	(322,416)
Proceeds on disposal of property and equipment	—	2,674

	(2,181,069)	(2,396,642)

Cash flows from financing activities
Proceeds on exercise of options	—	364,720
Repurchase of common shares	—	(404,594)
Repayment of capital lease obligations	—	(107,964)

	—	(147,838)

Effect of changes in foreign exchange rates on cash and cash equivalents	(175,635)	(130,756)

Increase (decrease) in cash and cash equivalents during the year	675,648	(754,179)
Cash and cash equivalents - beginning of year	3,936,176	4,690,355

Cash and cash equivalents - end of year	$4,611,824	$3,936,176

The Accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

1.	Nature of operations

PNI Digital Media Inc. is incorporated under the laws of the Province of British Columbia, Canada and is listed on the Toronto Stock Exchange (“TSX”) under the symbol PN and the OTC Bulletin Board under the symbol PNDMF. The address of the Company’s registered office is Suite 590, 425 Carrall Street, Vancouver, B.C. Canada, V6B 6E3. During the year ended September 30, 2011 our common shares traded in Canada on the TSX Venture Exchange (“TSX-V”). Effective October 18, 2011 the Company’s application to the Toronto Stock Exchange was approved and the Company’s shares were de-listed from the TSX-V and began trading on the TSX.

PNI Digital Media Inc. and its subsidiaries (together “the Company”) provide retailers transaction processing and order routing services through the operation of the PNI Digital Media Platform. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photo prints, gifting products such as photo books and photo calendars, business cards and stationery. The Company’s online platform electronically connects the retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. In addition, the Company provides the retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

2.	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first consolidated annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS. The first date at which IFRS was applied was October 1, 2010 (“Transition Date”).

These consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of financial statements, including International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). Subject to certain transition elections and mandatory exemptions from retrospective application disclosed in note 22, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet as at October 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 22 discloses the impact of the transition to IFRS on the Company’s reported balance sheets, statements of operations and cash flows for the periods presented.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

The accounting policies applied in these consolidated financial statements are based on IFRS effective for the year ended September 30, 2012, as issued and effective.

These financial statements were approved by the Board of Directors for issue on January 4, 2013.

3.	Summary of significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and each of its wholly-owned subsidiaries. Wholly owned subsidiaries are entities in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The Company’s wholly-owned subsidiaries are PhotoChannel Capital Inc., PhotoChannel Management Inc., PNI Digital Media Ltd., PNI Digital Media Europe Ltd., Pixology Incorporated and WorksMedia Limited.

All material intercompany balances and transactions are eliminated upon consolidation.

c)	Business combinations

The Company accounts for business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. All acquired identifiable assets, liabilities and contingent liabilities are recognized at fair value at the acquisition date. Any excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognized as goodwill. If the cost of an acquisition is less than the fair value of the net assets of the acquired entity, the difference is recognized directly in the statement of comprehensive income. Acquisition related costs are expensed as incurred.

d)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments and has been identified as the Chief Executive Officer of the Company.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

e)	Foreign currency translation

(i)	Function and presentation currency

Items included in the financial statements of each consolidated entity in the PNI Digital Media Inc. group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of PNI Digital Media Inc. is the Canadian dollar.

The financial statements of entities that have a functional currency different from that of PNI Digital Media Inc. (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate at the balance sheet date, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation of the actual rates prevailing at the transaction dates). All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

Should a foreign operation be sold, the cumulative exchange differences recognized in accumulated other comprehensive income (loss) since October 1, 2010 would be recognized in the income statements as part of the profit or loss on sale.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at exchange rates of monetary assets and liabilities denominated in currencies other than an entities’ functional currency are recognized in the statement of comprehensive income in “realized foreign exchange (loss) gain” and “unrealized foreign exchange (loss) gain” respectively.

f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. As at September 30, 2012, September 30, 2011, and October 1, 2010, the Company had no investments with original terms to maturity of greater than three months.

g)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization and accumulated impairment losses (if any). Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs, if any, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

The major categories of property and equipment are amortized over their estimated useful lives at the following rates:

Computer equipment	30% declining balance
Furniture and office equipment	20% declining balance
Leasehold improvements	Life of the lease
Equipment held under capital lease	Life of the lease

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included in the appropriate expense category including cost of sales, software development, general and administration and sales and marketing.

h)	Intangible assets

(i)	Identifiable intangible assets

Intangible assets acquired in a business combination that meet the specified criteria for recognition, apart from goodwill, are initially recognized and measured at fair value. Intangible assets with finite useful lives, including acquired software, software developed for internal use and customer relationships, are amortized on a straight-line basis over their estimated useful lives as follows:

Acquired software	3 years
Customer relationships	3 years
Internal use software	1-3 years

Amortization of intangible assets is included within cost of sales. The amortization methods and estimated useful lives of intangible assets are reviewed annually or earlier if events and circumstances change.

(ii) Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the identifiable net assets of the acquired enterprise at the date of acquisition. Goodwill is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. The allocation of goodwill to cash generating units reflects how goodwill is monitored for internal management purposes. A group of CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is not amortized, and is carried at cost less accumulated

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

impairment losses, if any. Management reviews the performance of its cash generating units based on geography at the operating segment level. Irrespective of any indication of impairment, the recoverable amount of the cash generating unit or group of cash generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired in accordance with “impairment of non-financial assets.” Any impairment is recognized in expense immediately. Any impairment of goodwill is not subsequently reversed.

i)	Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to an annual impairment test. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of:

•	An asset’s fair value less costs to sell; and

•	Value in use (being the present value of the expected future cash flows of the relevant asset or CGU).

The Company uses value in use when performing its impairment assessment or in instances where the value in use is less than the carrying amount the Company assesses the fair value of the CGU. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or cash generating unit. Estimated future cash flows are calculated using estimated future prices, operating and capital costs.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The Company evaluates impairment losses, other than goodwill, for potential reversals when events or circumstances warrant such consideration.

It is possible that some of our tangible or intangible long-lived assets or goodwill could become impaired in the future and that any resulting write-downs could be material.

j)	Current and Deferred Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations and comprehensive loss (income) except to the extent that it relates to items recognized directly in other comprehensive income or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. As at September, 2012, the Company has not incurred any taxes payable (September 30, 2011: $nil).

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

Tax on income in interim periods accrued using the tax rate that would be applicable to expected total annual earnings.

Deferred tax is recognized, using the balance sheet liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating losses or tax credits. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset is realized or liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred income tax assets and liabilities are presented as non-current.

k)	Share capital

Direct costs associated with the issue of capital stock or warrants are deducted from the related proceeds at the time of the issue.

l)	Revenue

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

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

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

Cash received from customers prior to the related revenue being recognized is recorded as deferred revenue. In addition to this general policy:

•

Fees earned for software licenses relate to the sale of software either directly to retailers or to distributors for resale to retailers for use in-store, allowing end users to edit and order prints and other photo-related items from digital images. Revenue from these arrangements that involve multiple elements are reviewed to determine whether a delivered item(s) has value to the customer on a stand-alone basis and whether there is objective and reliable evidence of the fair value of the undelivered item(s). If these criteria are met, the Company allocates revenue using the relative fair value of each element within the contract that has stand-alone value, such as software products, post contract customer support and maintenance. In instances, where the Company has evidence of the fair value of each element within a multiple deliverable arrangement, revenue is recognized upon the delivery or rendering of service(s) with respect to each element as there is no general right of return. Revenue for perpetual software licenses is recognized upon delivery, as the license holder is not obligated to pay maintenance for the ongoing use of the license. Maintenance fees are recognized on a straight line basis over the term of the maintenance service period. If the fair value of the delivered item is not obtainable, the Company allocates revenue using the residual method in instances where the fair value of the undelivered item is verifiable. The Company does not currently have any multiple deliverable arrangements which require the use of the residual approach.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

•

Installation fees are fixed upfront fees related to Network Services which are deferred and recognized on a straight-line basis over the life of the agreement, or where the agreement with the customer is on a month-to-month basis, over the estimated life of the customer relationship period. The customer relationship period is assessed annually, and has been estimated to be 24 to 48 months.

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

All revenues are reported net of sales and value added taxes.

Trade accounts receivable balances are shown net of allowances for doubtful accounts.

m)	Software development costs

Software development costs includes the costs to customize aspects of the Company’s PNI Network software for specific customers as well as the cost of generating the Company’s software used in the PNI Network and software sold to customers. For costs incurred to generate software used in the PNI Network or sold to customers, the Company classifies costs into a research phase and a development phase. Costs incurred during the research phase are expensed when incurred as the Company is not able to demonstrate that the software will generate future economic benefits. Costs incurred during the development phase are recognized as intangible assets only if the Company can demonstrate all of the following:

•	The technical feasibility of completing the software so that it will be available for use or sale;

•	Its intention to complete the software and use or sell it;

•	Its ability to use or sell the software;

•	How the software will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and use or sell the software; and

•	Its ability to reliably measure the expenditure attributable to the software during its development.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

If these criteria are not met, the development costs are expensed when incurred for both costs of developing the Company’s software used directly in the PNI Network and the software which is sold to customers or customized for customers. During the year ended September 30, 2012, the Company had incurred software development costs of $9,678,638 (2011: $9,439,423). These costs principally consist of staff and consulting costs associated with the day to day operations of the Company including customizing aspects of the Company’s PNI Network software for specific customers, generating and maintaining the Company’s software used in the PNI Network and exploring new initiatives. During the year ended September 30, 2012 the Company capitalized $508,806 of development costs (2011: $186,426) as all of these costs met the capitalization criteria.

n)	Cost of sales

Cost of sales is comprised of costs associated with providing hosting services to our customers, customer support provided on behalf of our customers, and costs of products sold as it relates to instances where the Company is responsible for fulfillment of certain items sold. Hosting services include costs for renting our data centers, personnel costs associated with maintaining and monitoring the performance of our network, personnel and consulting costs associated with maintaining our customer’s sites and third party software licenses used in maintaining the performance of our network and platform. In addition, cost of sales includes amortization associated with property and equipment used in our data centers, amortization associated with acquired software, customer relationships and internal use software relating to generating revenue.

o)	Share-based payment

The Company’s share-based awards may take the form of stock options, Performance Share Units (“PSU”), and Restricted Share Units (“RSU”) which are granted to directors and certain employees of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of the grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. If graded awards are granted, each vesting tranche is accounted for as a separate award. Compensation expense is recognized for awards expected to vest over the applicable vesting period with a corresponding increase in contributed surplus.

On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. On vesting of PSUs and RSUs, the Company issues common shares from treasury and the compensation expense previously recorded to contributed surplus is credited to share capital. All awards are equity settled.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares, forfeitures, and an expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 13b. The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

The fair value of each PSU and RSU awarded is based upon the quoted price of the Company’s stock on the date of grant. All PSU and RSU awards are equity settled. As it relates to PSUs and RSUs, the Company estimates the expected forfeiture rate and no value is attributed to awards that the employee is expected to forfeit as a result of not achieving the service or performance conditions. The expected forfeiture rate is adjusted for actual forfeitures when they occur.

p)	Leases

Leases entered into are classified as either finance or operating leases. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as finance leases. Property acquired under finance leases is recorded as an asset on the balance sheet with a corresponding increase to the finance lease obligation and depreciated over the life of the lease.

Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to operations on a straight-line basis over the term of the lease. The benefits of lease inducements provided to the Company are recognized on a straight-line basis over the term of the lease agreement.

q)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)	Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges. The Company does not have any financial assets or liabilities classified within this category.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statement of operations and comprehensive income (loss).

(ii)	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise trade and other accounts receivable and cash and cash equivalents, and are included in current assets due to their short-term nature.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. Changes in the amortized cost are recorded in the consolidated statement of income and comprehensive income.

(iii)	Financial liabilities at amortized cost: Financial liabilities at amortized cost include trade payables, deferred revenue, debt and finance lease obligations. Financial liabilities are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Changes in the amortized cost are recorded in the consolidated statement of income and comprehensive income.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

r)	Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

s)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of PNI Digital Media Inc. by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants and the unrecognized portion of the fair value of stock options are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

4.	Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”). The Standards impacted that are applicable to the Company are as follows:

a)	IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in November 2009. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in International Accounting Standard (“IAS”) 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments with recognition at fair value through profit or loss or at fair value through other comprehensive earnings. IFRS 9 is effective for annual years beginning on or after January 1, 2015. The Company is currently assessing the impact of this standard on the financial statements.

b)	IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The company has not yet determined the impact this new standard may have on its consolidated financial statements.

c)	IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The company has not yet determined the impact this new standard may have on its consolidated financial statements.

d)	IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this Standard.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

e)	IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual periods beginning on or after July 1, 2012 with early application permitted. The standard is not expected to have an impact on the Company in its current form.

5.	Significant accounting estimate uncertainties

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience.

Actual results could differ from those estimates.

The estimates and underlying assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The judgments that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

•

The assessment of the carrying values of long-lived assets; The impairment tests performed for both the Company’s Canadian operating segment and the Company’s European operating segment were based on their value in use or fair value as applicable. The value in use was determined by discounting the estimated future cash flows generated from the continuing use of these units. Estimates used to determine value in use are reviewed annually and updated based on facts and circumstances. The calculation of value in use was based on the following key assumptions:

•	Cash flows were projected based on past experience, actual operating results and planned results for the near term. Terminal value calculations for each cash generating unit were extrapolated using a constant growth rate of 1.4% to 3%.

•	Management has applied an internally determined pre-tax discount rate in determining the recoverable amount for these units. Risks specific to the assets of these units have not been included within the calculation of the discount rates used, but have been factored into the cash flow projections.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

•	The net present value of the future expected cash flows was compared to the carrying value of the Company’s investment in these units, including goodwill, at year-end.

•	The inputs used in accounting for share-based compensation. See note 13 for a discussion of the key estimates used; and

•

The amount recognised as deferred tax is generally determining utilising undiscounted cash flows aligned with estimates used in assessing the impairment of goodwill. Management considers all factors that could affect the probability that future taxable profits will be available. The factors include profitability of operations, estimate of terminal value, which is calculated consistently with the terminal value used to assess the carrying value of long-term assets, and customer renewal rates. The amounts recognised is sensitive to the loss of certain key customers.

6.	Cost of sales and operating expenses:

Within cost of sales and operating expenses, the Company includes charges relating to amortization of plant and equipment, amortization of intangible assets and share-based compensation. These costs are identified below in their relevant statement operations caption.

	For the year ended September 30, 2012
	Per statement of operations	Amortization of property and equipment	Amortization of intangible assets	Loss on disposal of property and equipment	Impairment intangible assets	Impairment goodwill	Share-based compensation	Excluding amortization and share-based compensation
Cost of sales	$10,458,022	1,529,978	922,558	—	540,735	77,382	(698)	$7,388,067

Operating expenses
Software development	9,678,638	230,343	168,466	—	—	—	41,364	9,238,465
General and administration	3,768,203	26,873	—	—	—	—	168,636	3,572,694
Sales and marketing	1,038,374	21,531	—	—	—	—	(553)	1,017,396

Total operating expenses	$14,485,215	278,747	168,466	—	—	—	209,447	$13,828,555

	$24,943,237	1,808,725	1,091,024	—	540,735	77,382	208,749	$21,216,622

	For the year ended September 30, 2011
	Per statement of operations	Amortization of property and equipment	Amortization of intangible assets	Loss on disposal of property and equipment	Impairment intangible assets	Impairment goodwill	Share-based compensation	Excluding amortization and share-based compensation
Cost of sales	$9,399,107	1,689,790	858,354	36,294	—	—	43,156	$6,771,513

Operating expenses
Software development	9,439,423	294,063	—	69,622	—	—	262,225	8,813,513
General and administration	3,928,210	30,135	—	6,075	—	—	482,129	3,409,871
Sales and marketing	988,289	22,966	—	5,315	—	—	60,733	899,275

Total operating expenses	$14,355,922	347,164	—	81,012	—	—	805,087	$13,122,659

	$23,755,029	2,036,954	858,354	117,306	—	—	848,243	$19,894,172

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

7.	Accounts receivable

	September 30, 2012	September 30, 2011	October 1, 2010
Trade accounts receivable	$4,353,424	$4,540,075	$5,425,805
Allowance for doubtful accounts	(130,023)	(145,000)	(176,531)

	4,223,401	4,395,075	5,249,274
Commodity taxes recoverable	30,140	135,655	53,591
Other	—	5,182	—

Total	$4,253,541	$4,535,912	$5,302,865

Reconciliation of changes in allowance for doubtful accounts:

	September 30, 2012	September 30, 2011	October 1, 2010
Balance, beginning of period	$145,000	$176,531	$154,945
Increase in allowance for doubtful accounts	132,092	33,102	33,781
Application of existing provision to write-off the amount receivable	(147,069)	(63,710)	(9,945)
Impact of foreign currency translation	—	(923)	(2,250)

Balance, end of period	$130,023	$145,000	$176,531

During the year ended September 30, 2012 the Company incurred bad debt expenses of $132,012 (2011: $31,693).

As at September 30, 2012

	Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet
Trade accounts receivable	$2,334,240	$328,844	$358,600	$1,201,717	$4,223,401
Commodity taxes recoverable	30,140				30,140
Other	—	—	—	—	—

Total	$2,364,380	$328,844	$358,600	$1,201,717	$4,253,541

As at September 30, 2011
	Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet
Trade accounts receivable	$3,127,511	$36,942	$443,565	$787,057	$4,395,075
Commodity taxes recoverable	135,655	—	—	—	135,655
Other	5,182	—	—	—	5,182

Total	$3,268,348	$36,942	$443,565	$787,057	$4,535,912

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

As at October 1, 2010

	Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet
Trade accounts receivable	$3,520,349	$136,997	$982,557	$609,371	$5,249,274
Commodity taxes recoverable	53,591				53,591
Other	—	—	—	—	—

Total	$3,573,940	$136,997	$982,557	$609,371	$5,302,865

At September 30, 2012, three customers each account for 10% or more of total trade accounts receivable (September 30, 2011 – five customers, October 1, 2010 – three customers).

8.	Property and equipment

October 1, 2011 to September, 2012

	Computer equipment	Furniture and office equipment	Leasehold improvements	Total
Cost
As at October 1, 2011	$15,878,073	$401,750	$181,718	$16,461,541
Additions	1,284,842	4,883	62,244	1,351,969
Disposals / write-offs	—	—	—	—
Impairments	—	—	—	—
Currency translation adjustments	(3,467)	(56)	—	(3,523)

As at September 30, 2012	$17,159,448	$406,577	$243,962	$17,809,987

Accumulated Amortization
As at October 1, 2011	$10,903,337	$278,779	$139,275	$11,321,391
Amortization	1,757,099	25,082	26,544	1,808,725
Disposals / write-offs	—	—	—	—
Impairments	—	—	—	—
Currency translation adjustments	(3,431)	(53)	—	(3,484)

As at September 30, 2012	$12,657,005	$303,808	$165,819	$13,126,632

Carrying value – October 1, 2011	$4,974,736	$122,971	$42,443	$5,140,150
Carrying value – September 30, 2012	$4,502,443	$102,769	$78,143	$4,683,355

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

October 1, 2010 to September 30, 2011

	Computer equipment	Furniture and office equipment	Leasehold improvements	Total
Cost
As at October 1, 2010	$14,844,050	$416,077	$144,986	$15,405,113
Additions	2,013,296	16,537	36,735	2,066,568
Disposals / write-offs	(969,895)	(34,447)	—	(1,004,342)
Impairments	—	—	—	—
Currency translation adjustments	(9,378)	3,583	(3)	(5,798)

As at September 30, 2011	$15,878,073	$401,750	$181,718	$16,461,541

Accumulated Amortization
As at October 1, 2010	$9,763,684	$279,531	$131,069	$10,174,284
Amortization	1,998,672	30,075	8,206	2,036,953
Disposals / write-offs	(849,915)	(34,447)	—	(884,362)
Impairments	—	—	—	—
Currency translation adjustments	(9,104)	3,620	—	(5,484)

As at September 30, 2011	$10,903,337	$278,779	$139,275	$11,321,391

Carrying value – October 1, 2010	$5,080,366	$136,546	$13,917	$5,230,829
Carrying value – September 30, 2011	$4,974,736	$122,971	$42,443	$5,140,150

The carrying value of computer equipment under lease was $0 at September 30, 2012 (September 30, 2011 - $0, October 1, 2010 - $201,155).

9.	Current and Deferred Income taxes

For the year ended September 30, 2012 the Company recorded $1,814,221 of deferred income tax expense (2011 - $1,299,025 of deferred income tax recovery). Non-capital losses were used to offset taxable income where applicable resulting in nil current income tax. The deferred income tax expense in the year primarily arose from a $3,146,687 reversal of previously recognized Canadian income tax assets due to uncertainty surrounding their recovery. The reversal was offset by the partial recognition of previously unrecognized UK income tax assets. The prior year income tax recovery was primarily also a result of recognition of previously unrecognized UK income tax assets.

The gross movement of the deferred income tax account is as follows:

	2012	2011
As at October 1	$7,065,857	$5,861,504
Income tax recovery (expense)	(1,814,221)	1,299,025
Tax charge relating to components of other comprehensive income	(29,033)	(94,672)

As at September 30	$5,222,603	$7,065,857

a)	Rate changes

During 2012, the United Kingdom government enacted tax reform which included a 1% rate reduction to the main corporate tax rate from 25% to 24% effective April 1, 2012 to March 31, 2013 and a further rate reduction to 23% applicable from April 1, 2013.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

b)	Rate reconciliation

The Company is subject to income taxes in Canada and the United Kingdom. The income tax expense (recovery) differs from the amount obtained by applying the applicable statutory income tax rate to the loss before income taxes as follows:

	2012	2011
Canadian statutory income tax rate	25.38%	27.00%
Income tax recovery based on statutory income tax rate	$(585,765)	$(53,851)
Non-deductible expenses	72,021	243,052
Impact of change in tax rates	257,786	415,662
Adjustments in respect of prior year returns	(11,468)	(63,394)
Share issue costs charged to share capital	(397)	(106,823)
De-recognition (recognition) of previously recognized (unrecognized) deferred tax assets	2,082,044	(1,733,671)

Income tax expense (recovery)	$1,814,221	$(1,299,025)

The Company’s loss before tax includes a loss of $3,940,457 (2011 – $1,672,143) from domestic operations and earnings of $1,632,022 (2011 – $1,472,718) from foreign operations.

c)	Deferred tax assets and liabilities

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. This assumption is based on management’s best estimate of future circumstances and events. If these estimates and assumptions changed in the future, the value of the deferred tax assets could increase or decrease, resulting in an income tax recovery or expense.

The composition of the Company’s deferred income tax assets and liabilities are as follows:

	September 30, 2012	September 30, 2011	October 1, 2010
Deferred income tax assets
Non-capital losses	$2,224,440	$4,392,401	$3,400,993
Property and equipment	2,907,983	2,827,589	2,722,745
Share issue costs	396	787	107,611
Other	172,155	36,662	71,190

	5,324,974	7,257,439	6,302,539
Deferred income tax liabilities
Intangible assets	—	(87,895)	(335,819)
Related party interest accrued	(102,371)	(103,687)	(105,216)

	(102,371)	(191,582)	(441,035)

Deferred income tax assets, net	$5,222,603	$7,065,857	$5,861,504

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

Deferred income tax assets
Deferred tax assets to be recovered within 12 months	$197,409	$108,933	$1,026,651
Deferred tax assets to be recovered after more than 12 months	5,127,565	7,148,506	5,275,888

	5,324,974	7,257,439	6,302,539
Deferred income tax liabilities
Deferred tax assets to be recovered within12 months	—	(56,507)	(119,081)
Deferred tax assets to be recovered after more than 12 months	(102,371)	(135,075)	(321,954)

	(102,371)	(191,582)	(441,035)

Deferred income tax assets, net	$5,222,603	$7,065,857	$5,861,504

The Company does not recognize certain tax assets of the Canadian parent, and it’s UK subsidiaries, PNI Digital Media Ltd. and PNI Digital Media Europe Ltd., that do not meet the more likely than not threshold. Due to this unlikelihood, deductible temporary differences and unusued tax losses for which no deferred tax asset have been recognized have been attributed as following:

	September 30, 2012	September 30, 2011	October 1, 2010
Non-capital losses	$2,919,449	$1,749,314	$3,543,479
Property and equipment	887,928	2,809	2,832

Deferred income tax assets, net	$3,807,377	$1,752,123	$3,546,311

d)	Non-capital losses

As at September 30, 2012, the Company had $9,046,442 (2011 - $9,123,237) of non-capital losses in Canada available to reduce future taxable income which were not recorded in these financial statements because of the uncertainty of their recovery. These unrecognized income tax losses expire as follows:

2015	$1,060,543
2026	2,248,406
2027	3,121,223
2028	2,616,270

$9,046,442

As at September 30, 2012, The Company also had $12,619,851 (£7,933,022) of non-capital losses for tax purposes in the United Kingdom that do not have an expiry date and which are available to reduce taxable trading income in future periods. Of these $3,424,975 (£1,799,067) have not been recorded in these financial statements because of the uncertainty of their recovery.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

10.	Intangible assets

October 1, 2011 to September 30, 2012

	Acquired software	Customer relationships	Internal use software	Total
Cost
As at October 1, 2011	$3,856,324	$6,818,688	$446,126	$11,121,138
Additions	—	—	958,464	958,464
Disposals / write-offs	—	—	(168,466)	(168,466)
Impairments	—	—	(540,737)	(540,737)
Currency translation adjustments	(55,903)	(22,885)	—	(78,788)

As at September 30, 2012	$3,800,421	$6,795,803	$695,387	$11,291,611

Accumulated Amortization
As at October 1, 2011	$3,750,048	$6,599,419	$91,234	$10,440,701
Amortization	104,638	215,891	602,029	922,558
Disposals / write-offs	—	—	—	—
Impairments	—	—	—	—
Currency translation adjustments	(54,265)	(19,507)	—	(73,772)

As at September 30, 2012	$3,800,421	$6,795,803	$693,263	$11,289,487

Carrying value – October 1, 2011	$106,276	$219,269	$354,892	$680,437
Carrying value – September 30, 2012	$—	$—	$2,124	$2,124

October 1, 2010 to September 30, 2011

	Acquired software	Customer relationships	Internal use software	Total
Cost
As at October 1, 2010	$3,887,620	$6,831,499	$—	$10,719,119
Additions	—	—	446,126	446,126
Disposals / write-offs	—	—	—	—
Impairments	—	—	—	—
Currency translation adjustments	(31,296)	(12,811)	—	(44,107)

As at September 30, 2011	$3,856,324	$6,818,688	$446,126	$11,121,138

Accumulated Amortization
As at October 1, 2010	$3,523,372	$6,079,953	$—	$9,603,325
Amortization	250,422	516,698	91,234	858,354
Disposals / write-offs
Impairments
Currency translation adjustments	(23,746)	2,768	—	(20,978)

As at September 30, 2011	$3,750,048	$6,599,419	$91,234	$10,440,701

Carrying value – October 1, 2010	$364,248	$751,546	$—	$1,115,794
Carrying value – September 30, 2011	$106,276	$219,269	$354,892	$680,437

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

During the year ended September 30, 2012 the Company wrote-off previously capitalized costs associated with the development of internal use software in the amount of $168,466 (2011: $nil). This amount was written off as the Company is no longer using this software. The cost associated with this write-off is included within software development in the Canadian operating segment, which is one of the Company’s two cash generating units.

The Company recognized an impairment loss of $540,736 in fiscal 2012 (2011 - $0) primarily due to underperforming revenues associated with previously capitalized internal use software used in our social stationery product offerings. This amount was recorded in cost of sales on the consolidated statements of operations and comprehensive income (loss) in the Canadian operating segment, which is one of the Company’s two cash generating units. Refer to note 5 for disclosure of the impairment analysis performed in relation to the Company’s Canadian operating segment and the Company’s European operating segment, the cash-generating units to which these assets primarily relate.

As at September 30, 2012, intangible assets of $2,124 (2011 - $325,545) was allocated to the Company’s European operating segment, while $0 (2011 - $354,892) was allocated to the Company’s Canadian operating segment.

11.	Goodwill

Goodwill arose as a result of the acquisitions of Pixology Ltd. and WorksMedia Ltd. in fiscal 2007 and fiscal 2009 respectively. Goodwill consists of the following amounts:

Amount
Balance, October 1, 2010	$658,904
Currency translation adjustments	(4,682)

Balance, September 30, 2011	$654,222
Currency translation adjustments	(8,361)
Impairment of goodwill	(77,382)

Balance, September 30, 2012	$568,479

Based on management’s analysis, the Company recognized an impairment loss of $77,382 in fiscal 2012 (2011 - $0). This amount was recorded in cost of sales on the consolidated statements of operations and comprehensive income (loss) in the Canadian operating segment, which is one of the Company’s two cash generating units.

As at September 30, 2012, goodwill of $568,479 (2011 - $576,841) was allocated to the Company’s European operating segment, while $0 (2011 - $77,382) was allocated to the Company’s Canadian operating segment.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

12.	Accounts payable and accrued liabilities

	September 30, 2012	September 30, 2011	October 1, 2010
Trade payables	$2,134,010	$949,162	$1,012,246
Amounts due to customers	1,283,077	1,149,553	3,190,355
Trade accruals	326,519	337,353	314,022
Accrued payroll and other taxes	240,896	320,034	417,240
Due to employees and consultants	405,935	528,209	538,015

Total	$4,390,437	$3,284,311	$5,471,878

13.	Share capital and stock options

a)	Authorized

Unlimited number of preferred shares without par value

As at September 30, 2012, the Company had 34,257,922 common shares issued (September 30, 2011: 34,189,458) and 34,257,922 outstanding (September 30, 2011: 34,010,958). There are no preferred shares issued or outstanding at September 30, 2012 (September 30, 2011: nil).

b)	Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the “Plan”). The Plan authorizes a maximum of 10% (3,425,792) of the Company’s issued and outstanding common shares to be reserved for issuance. The term of the options granted under the plan is five years and options are subject to various vesting requirements.

The following table summarizes activity under the Company’s stock option plan since October 1, 2010:

	Number of options	Average exercise price
Balance, October 1, 2010 (2,770,201 options exercisable)	2,775,769	$2.48
Granted	500,000	1.55
Exercised	(291,776)	1.25
Expired	(10,000)	1.25
Forfeited	(205,770)	2.45
Cancelled	(880,000)	3.35

Balance, September 30, 2011 (1,712,647 options exercisable)	1,888,223	$2.02
Granted	1,350,000	0.47
Exercised	—	—
Expired	(649,723)	2.32
Forfeited	(356,500)	1.54
Cancelled	—	—

Balance, September 30, 2012 (1,032,000 options exercisable)	2,232,000	$1.77

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

During October 2010, the Company cancelled 880,000 options; the cancellation was considered a modification for accounting purposes, with the incremental costs being recognized over the term of the new awards. The terms of the new awards are described below.

The following table summarizes information about stock options outstanding and exercisable at September 30, 2012:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.43	200,000	4.79	$0.43	0	$0.43
$0.46	1,000,000	4.78	$0.46	49,986	$0.46
$0.82	50,000	4.20	$0.82	8,333	$0.82
$1.48	350,000	1.34	$1.48	350,000	$1.48
$1.50	25,000	1.85	$1.50	25,000	$1.50
$1.55	320,500	3.01	$1.55	320,500	$1.55
$2.00	150,000	1.44	$2.00	150,000	$2.00
$3.35	136,500	0.44	$3.35	136,500	$3.35

$ 0.43-$3.35	2,232,000	3.45	$0.43-$3.35	1,040,319	$0.43-$3.35

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. The following table provides the weighted average grant-date fair value and the weighted average assumptions used in applying the Black-Scholes option pricing model for grants made between October 1, 2010 and September 30, 2012:

Description	September 30, 2012	September 30, 2011
Exercise price	$0.47	$1.55
Market price on date of grant	0.44	1.55
Expected forfeiture rate	2.7%	2.7%
Expected volatility	59.14% - 61.85%	58.42% - 62.51%
Risk-free interest rate	1.18%	1.79%
Expected life (years)	4.46	4.5
Expected dividend yield	0%	0%

Weighted average grant-date fair value ($ per share)	$0.21	$0.77

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

The total fair value of stock options granted during the year ended September 30, 2012 was $280,230 (2011: $383,050).

During the year ended September 30, 2012, the Company recognized compensation expense of $68,907 (2011: $253,649).

c)	Performance Share Unit Awards

A Performance Share Unit (“PSU”) is a right granted to an executive level employee to receive one common share of the Company. The PSUs will be earned only if performance goals (non-market conditions) over the performance periods established by or under the direction of the Compensation Committee are met. PSUs vest over three years in equal annual instalments on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period, based on the recipient’s actual performance compared to the target performance and may equal from zero percent (0%) to one hundred percent (100%) of the target award. The fair value of each PSU awarded is based upon the quoted price of the Company’s stock on the date of grant, as the Company does not expect to pay dividends such an amount has not been included in the fair value of PSUs. The Company recognizes the expense based on an estimate at the end of each reporting period of the degree to which the performance goals are being met, incorporating an expected forfeiture rate of 2.7%, and adjusts the estimate at the conclusion of the performance period. The expense is recognized on a graded-vesting basis over the vesting period.

	Number of PSUs	Weighted average fair value
Balance, October 1, 2010	—	$—
Granted	100,000	1.55
Forfeited	(26,000)	1.55
PSUs issued as common shares upon vesting	—	—

Balance, September 30, 2011	74,000	1.55
Granted	—	—
Forfeited	(64,434)	1.55
PSUs issued as common shares upon vesting	(4,799)	1.55

Balance, September 30, 2012	4,767	$1.55

During the year ended September 30, 2012 the Company issued 4,799 common shares as it related to vested PSUs at a value of $7,438, which represents the fair value at the date of grant, and recorded this amount as an adjustment to contributed surplus and common shares.

During the year ended September 30, 2012, the Company recognized compensation expense on PSUs of $1,277 (2011: $7,440).

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

d)	Restricted Share Unit Awards

A Restricted Share Unit (“RSU”) is a right granted to a non-executive director or key employee to receive one common share of the Company on a time vested basis. The fair value of the restricted share awards is determined based upon the number of shares granted and the quoted price of the Company’s stock on the date of grant. Restricted shares vest over three years in equal annual instalments on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period. The expense is recognized on a graded-vesting basis over the vesting period.

	Number of RSUs	Weighted average fair value
Balance, October 1, 2010	—	$—
Granted	206,600	1.55
Forfeited	(8,400)	1.55
RSUs issued as common shares upon vesting	—	—

Balance, September 30, 2011	198,200	1.55
Granted	—	—
Forfeited	(51,401)	1.55
RSUs issued as common shares upon vesting	(63,665)	1.55

Balance, September 30, 2012	83,134	$1.55

During the year ended September 30, 2012 the Company issued 63,665 common shares as it related to vested RSUs at a value of $98,681, which represents the fair value at the date of grant, and recorded this amount as an adjustment to contributed surplus and common shares.

During the year ended September 30, 2012, the Company recognized compensation expense of $26,233 (2011: $102,401).

e)	Shares held in escrow

In connection with the acquisition of WorksMedia Limited, which was completed in March 2009, 750,000 common shares of the Company were issued. 214,500 of these common shares have been included as part of the purchase consideration, while the remaining 535,500 common shares are only being released from escrow upon the continued employment of the Principle Vendors over a three year period.

On March 10, 2012, the Company released the final installment of 250,000 common shares consisting of 71,500 common shares included as part of the purchase consideration while the remaining 178,500 common shares released related to the continued employment of the Principle Vendors. During the year ended September 30, 2012, the Company recognized compensation expense of $ 113,080 (2011: $ 299,102) in connection with the acquisition of WorksMedia Limited.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

f)	Normal course issuer bid

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

As at October 1, 2010, the Company held 30,000 shares that had been purchased for cancellation. During the year ended September 30, 2011, the Company purchased a further 283,100 shares under the Bid for a total purchase price of $404,594. As at September 30, 2011, all 313,100 of these shares have been cancelled.

On cancellation of these 313,100 shares, $165,726, representing the difference between the purchase price and the average book value of the common shares was recorded as an adjustment to contributed surplus.

Since inception of the Bid, the Company has purchased 383,100 shares for a purchase price of $555,197.

The Company’s Bid expired on May 26, 2012 and no further applications have been made to extend it.

g)	Earnings per share

The following is a reconciliation of the numerator and the denominators used for the computation of basic and diluted earnings per share amounts:

	September 30, 2012	September 30, 2011
Net (loss) earnings for the period (numerator)	$(4,122,653)	$1,099,600

Weighted average number of shares outstanding (denominator)
Basic	34,178,165	33,927,659
Effect of dilutive securities:
Stock options	—	11,045
RSUs	16,304	40,908
PSUs	1,745	5,659

Total	34,199,622	33,985,271

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

14.	Segment information

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

The Company’s sales by geographical area are as:

	Year Ended
Description	September 30, 2012	September 30, 2011
Canada	$4,349,099	$4,767,164
United States	14,348,137	14,359,639
United Kingdom	3,792,752	4,319,187
Other	222,817	240,361

Total	$22,712,805	$23,686,351

Revenue is attributed to the geographic location of the Company’s customer.

As at September 30, 2012 and September 30, 2011, the Company’s assets and liabilities by geographical location are as follows:

	Canada	United Kingdom	Total
September 30, 2012
Assets
Property and equipment	$4,675,595	$7,760	$4,683,355
Goodwill and intangible assets	$—	$570,603	$570,603
Liabilities
Accounts payable and accrued liabilities	$3,294,864	$1,095,573	$4,390,437
Deferred revenue	$614,242	$141,005	$755,247
September 30, 2011
Assets
Property and equipment	$5,137,362	$2,788	$5,140,150
Goodwill and intangible assets	$432,273	$902,386	$1,334,659
Liabilities
Accounts payable and accrued liabilities	$2,270,532	$1,013,779	$3,284,311
Deferred revenue	$80,201	$204,020	$284,221

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

Major customers representing 10% or more of the Company’s sales for the period are as follows:

	Year Ended
Description	September 30, 2012	September 30, 2011
Customer A	$5,812,890	$5,886,556
Customer B	2,928,033	3,286,226
Customer C	2,500,214	2,366,838
Customer D	9,493,873	9,566,825

15.	Revenue

	Year Ended
Description	September 30, 2012	September 30, 2011
Transaction fees	$17,730,786	$18,050,068
Software licenses and installation fees	1,876,901	2,572,673
Membership fees	1,780,775	1,650,669
Archive fees	1,070,248	1,336,518
Professional fees	254,095	76,423

Total	$22,712,805	$23,686,351

Product revenue is presented below:

	Year Ended
Description	September 30, 2012	September 30, 2011
Service revenue	$22,232,780	$23,118,350
Product revenue	480,025	568,001

Total	$22,712,805	$23,686,351

16.	Related Party Transactions

During the year ended September 30, 2012, the Company incurred legal fees of $156,204 (2011: $133,242), respectively, for services provided by McMillan LLP, a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at September 30, 2012 included $41,245 (September 30, 2011: $23,955) related to these services.

During the year ended September 30, 2012, the Company incurred consulting fees of $59,678 (2011: $60,722) for services provided by Digital Photoworks, a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable or accrued liabilities as at September 30, 2012 related to this company (September 30, 2011: $5,072).

During the year ended September 30, 2012, the Company did not incur expenses relating to setting up e-mail marketing campaigns on behalf of any of our retail customers (September 30, 2011: $8,449) and website services (September 30, 2011: $3,000), and software development services (September 30, 2011: $3,500) with Photoblaster, a company of which a director of the Company is Chairman and Chief Executive Officer.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

The Company shares its UK premises with another company, Works Unit Ltd., of which an Officer is a director. During the year ended September 30, 2012, the Company was recharged its proportional share of office running costs totalling $209,850 (2011: $200,592) by this related party. In addition, during the year ended September 30, 2012, the Company used the software development services of this company, incurring costs of $105,560 (2011: $58,941). The Company does not have any outstanding accounts payable as at September 30, 2012 (September 30, 2011: $21,578) related to these services and cost recharges.

During the year ended September 30, 2012, the Company incurred consulting fees of $15,188 (2011: $nil) for services provided by Altona Consulting, LLC., a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable as at September 30, 2012 related to this company.

During the year ended September 30, 2012, the Company incurred consulting fees of $15,213 (2011: $nil) for services provided by LLBC, LLC., which is a company of which a previous Director of the Company has control over. The Company does not have any outstanding accounts payable as at September 30, 2012 related to this company.

During the year ended September 30, 2012, the Company generated revenue of $7,683 (2011: $5,880) relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable at September 30, 2012 included $2,581 (September 30, 2011: $2,102) related to these services.

All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

17.	Compensation of key management

Key management includes the Company’s directors, and members of the executive team. Compensation awarded to key management included:

	Year Ended
Description	September 30, 2012	September 30, 2011
Salaries, director fees and short-term employee benefits	$1,462,547	$1,587,219
Share-based payments	93,723	434,149
Compensation expense in connection with acquisition of WorksMedia Limited	53,826	142,373
Termination benefits	168,750	87,500

Total	$1,778,846	$2,251,241

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

18.	Expenses by nature

	Year Ended
Description	September 30, 2012	September 30, 2011
Cost of Sales
Salary and Wages	$2,854,816	$2,445,465
Outsourced consultants and third party contractors	256,615	179,687
Direct costs	557,293	664,486
Third party call center	1,470,197	1,302,985
Data center fees	1,608,695	1,730,101
Amortization of property and equipment	1,529,978	1,689,790
Amortization of intangible assets	922,558	858,354
Impairment of intangible assets	542,860	—
Impairment of goodwill	77,382	—
Share-based payments	(698)	43,156
Travel	37,726	15,748
Dues, subscriptions & books and licenses	310,591	266,872
(Gain) Loss on Disposal of Property and Equipment		36,294
Rent and other office costs	95,676	79,548
Other expenses	194,333	86,621

Total	$10,458,022	$9,399,107
Expenses
Salary and Wages	$8,530,388	$8,488,837
Outsourced consultants and third party contractors	2,370,419	1,849,335
Amortization of property and equipment	278,747	347,164
Write-off of intangible assets	168,466	—
Share-based payments	209,441	805,088
Accounting and Legal fees	653,698	719,010
Rent and other office costs	625,033	683,591
Travel, meals & entertainment	712,789	664,525
Dues, subscriptions & books and licenses	164,551	190,559
(Gain) Loss on Disposal of Property and Equipment	—	81,012
Board member fees	248,267	217,000
Bad debt expense	132,012	31,693
Investor relations and other public company charges	188,306	157,840
Other expenses	203,098	120,268

	$14,485,215	$14,355,922

Total	$24,943,237	$23,755,029

19.	Commitments and Contingencies

a)	Commitments

At September 30, 2012, the Company did not have any commitments to purchase items of equipment and internal use software (2011: $63,755).

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

The contractual obligations and payments due as at September 30, 2012 are as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
Property leases	$598,216	359,712	238,504	$—
Other service agreements	5,396,755	1,750,575	3,406,167	240,013
Purchase obligations	147,585	147,585	—	—

	$6,142,556	2,257,872	3,644,671	$240,013

b)	Contingencies

From time to time the Company may be involved in various litigation matters, and also has contractual performance as a result of binding legal arrangements as a result losses may arise (if any), are not anticipated and can be material to the consolidated financial statements.

During the year ended September 30, 2011, the Company received notice from a former customer that a settlement had been reached between it and the entity that had been making the claims of patent infringement. As a result, the Company’s former customer requested that the Company pay a portion of the settlement amount under an indemnification clause included in the contract that was in place during the previous relationship. After considering all of the available facts, including the expected legal costs of disputing the matter, the Company agreed to pay a contribution of the settlement charge, up to a maximum amount of US$100,000. The Company concluded negotiations in fiscal 2011 and made a contribution of US$80,000 during September 30, 2011 as full and final settlement. Upon payment of this amount, the Company has been released from any future claims relating to this matter by the customer.

20.	Bank Facility

The Company has a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a revolving demand facility of up to $1,500,000 (“Revolving Demand Facility”) and a $750,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company.

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

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

The Lease Facility will be subject to separate agreements between the Bank and the Company, and as at September 30, 2012 no amount has been drawn on this facility.

21.	Supplementary cash flow information

Net change in non-cash working capital items

Description	September 30, 2012	September 30, 2011
Accounts receivable	$133,778	$704,723
Prepaid expenses and other current assets	(163,634)	(13,625)
Accounts payable and accrued liabilities	991,373	(2,138,156)
Changes in deferred revenue	474,039	(398,349)

Total	$1,435,556	$(1,845,407)

22.	Transition to IFRS

These consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of financial statements, including IFRS 1.

The effect of the Company’s transition to IFRS is summarized in this note as follows:

(i)	Transition elections

(ii)	Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

(iii)	Adjustments to the statement cash flows

(iv)	Notes to the reconciliations

i)	Transition Elections

Set forth below are the transition exemptions and exceptions to full retrospective application of IFRS applied by the Company on transition:

IFRS Voluntary Exemptions

Share-based payments – IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by October 1, 2010.

Business Combinations – The Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition. The Company has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

Cumulative translation differences – The Company has elected to apply the IFRS 1 exemption whereby cumulative translation differences included in accumulated other comprehensive loss are reset to zero at the transition date.

IFRS Mandatory Exceptions

Estimates – In accordance with the requirements of IFRS 1, hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised on transition to IFRS except where necessary to reflect any differences in accounting policies.

ii)	Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

			Previous Canadian	Effect of transition
			GAAP	to IFRSs	IFRSs
	Note			October 1, 2010
Assets
Current assets
Cash and cash equivalents			$4,690,355		$4,690,355
Accounts receivable			5,302,865		5,302,865
Prepaid expenses and other current assets			541,026		541,026
Current portion of deferred income tax asset	a	)	1,026,651	(1,026,651)	—

			11,560,897	(1,026,651)	10,534,246
Property and equipment			5,230,829		5,230,829
Deferred income tax asset	a	)	4,953,934	907,570	5,861,504
Intangible assets	b	)	1,115,794		1,115,794
Goodwill			658,904	—	658,904

			$23,520,358	$(119,081)	$23,401,277

Liabilities
Current liabilities
Accounts payable and accrued liabilities			$5,471,878		$5,471,878
Current portion of deferred revenue			613,081		613,081
Current portion of capital lease obligations			107,964		107,964
Deferred income tax liability	a	)	119,081	(119,081)	—

			6,312,004	(119,081)	6,192,923
Deferred revenue			78,876		78,876

			6,390,880	(119,081)	6,271,799

Shareholders’ Equity
Share capital	c	)	$66,200,215	107,611	$66,307,826
Contributed surplus			18,933,619		18,933,619

			85,133,834	107,611	85,241,445

Deficit	b	), c)	(65,684,820)	(2,427,147)	(68,111,967)
Accumulated other comprehensive loss	b	), d)	(2,319,536)	2,319,536	—

			(68,004,356)	(107,611)	(68,111,967)

			17,129,478		17,129,478

			$23,520,358	$(119,081)	$23,401,277

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

			Previous Canadian	Effect of transition
			GAAP	to IFRSs	IFRSs
	Note			September 30, 2011
Assets
Current assets
Cash and cash equivalents			$3,936,176		$3,936,176
Accounts receivable			4,535,912		4,535,912
Prepaid expenses and other current assets			460,140		460,140
Current portion of deferred income tax asset	a	)	108,933	(108,933)	—

			9,041,161	(108,933)	8,932,228
Property and equipment			5,140,150		5,140,150
Deferred income tax asset	a	)	7,013,431	52,426	7,065,857
Intangible assets			680,437		680,437
Goodwill	b	)	576,840	77,382	654,222

			$22,452,019	20,875	$22,472,894

Liabilities
Current liabilities
Accounts payable and accrued liabilities			$3,284,311		$3,284,311
Current portion of deferred revenue			250,323		250,323
Current portion of capital lease obligations			—		—
Deferred income tax liability	a	)	56,507	(56,507)	—

			3,591,141	(56,507)	3,534,634
Deferred revenue			33,898		33,898

			3,625,039	(56,507)	3,568,532

Shareholders’ Equity
Share capital	c	)	$66,419,784	788	$66,420,572
Contributed surplus	e	)	19,336,768	185,652	19,522,420

			85,756,552	186,440	85,942,992

Deficit	b	), c), e)	(64,583,644)	(2,428,723)	(67,012,367)
Accumulated other comprehensive loss	b	), d)	(2,345,928)	2,319,665	(26,263)

			(66,929,572)	(109,058)	(67,038,630)

			18,826,980	77,382	18,904,362

			$22,452,019	20,875	$22,472,894

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

ii)	Reconciliation of comprehensive income as previously reported under Canadian GAAP to IFRS for the year ended September 30, 2011

	Note		Canadian GAAP	Effect of transition to IFRSs	IFRSs
Revenue			$23,686,351		$23,686,351
Cost of sales	e	), f)		9,399,107	9,399,107

Gross Profit				(9,399,107)	14,287,244
Expenses
Network delivery	f	)	4,313,913	(4,313,913)	—
Software development	e	), f)	11,218,227	(1,778,804)	9,439,423
General and administration	e	), f)	4,096,764	(168,554)	3,928,210
Sales and marketing	e	), f)	927,860	60,429	988,289
Amortization of intangible assets	f	)	858,354	(858,354)	—
Amortization of property and equipment	f	)	2,036,953	(2,036,953)	—

			23,452,071	(9,096,149)	14,355,922
Profit (loss) from operations			234,280	(302,958)	(68,678)
Foreign exchange (loss)			(125,148)		(125,148)
Finance income			—		—
Finance costs			(5,599)		(5,599)
Loss on disposal of property and equipment	f	)	(117,306)	117,306	—

			(248,053)	117,306	(130,747)

Profit (loss) before income tax			(13,773)	(185,652)	(199,425)
Current income tax (expense)			—		—
Deferred income tax recovery (expense)	b	), c)	1,114,949	184,076	1,299,025

Income tax recovery (expense)			1,114,949	184,076	1,299,025

Profit (loss) for the period			1,101,176	(1,576)	1,099,600
Other comprehensive loss:
Cumulative translation adjustment	b	)	(26,392)	129	(26,263)

Total comprehensive income (loss) for the period			$1,074,784	$(1,447)	$1,073,337

Earnings (loss) per share
Basic			$0.03		$0.03
Fully diluted			$0.03		$0.03

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

ii)	Material adjustments to the statement of cash flows for September 30, 2011

There were no material differences between the statements of cash flows presented under IFRSs and the statement of cash flows presented under previous Canadian GAAP and thus no reconciliation of the statements of cash flows between Canadian GAAP and IFRS have been presented.

iv)	Notes to the reconciliations

In addition to the exemptions and exceptions discussed above, the following narratives explain the differences between the previous historical Canadian GAAP accounting policies and the current IFRS accounting policies applied by the Company. Only the differences having an impact on the Company are described below. The following is not a complete summary of all of the differences between Canadian GAAP and IFRS. The descriptive caption next to each lettered item below corresponds to the same lettered and descriptive caption in the tables above, which reflect the quantitative impacts from each change. Unless a quantitative impact was noted below, the impact from the change was not material to the Company.

a)	Income taxes - tax reclassification

In accordance with Canadian GAAP, deferred taxes are split between current and non-current components on the basis of either: (1) the underlying asset or liability, or (2) the expected reversal of items not related to an asset or liability.

In accordance with IFRS, all deferred tax assets and liabilities are classified as non-current. As a result current deferred tax assets and liabilities recognized under Canadian GAAP have been reclassified as non-current.

b)	Income taxes – Pixology loss carry-forwards

During the years ended September 30, 2009, 2010 and 2011; the Company determined that a portion of the previously unrecognized Pixology loss carry forwards should be recognized as the likelihood of realization of the tax asset was estimated to be more likely than not. Canadian GAAP requires that a future income tax asset acquired in a business combination that was not recognized at the time of acquisition as an identifiable asset but is subsequently recognized by the acquirer should be applied to reduce goodwill and intangibles to zero, with any remaining amount recognized as a reduction to income tax expense. Accordingly, the following amounts were credited against goodwill and intangible assets arising from the Pixology acquisition as follows:

	September 30, 2011	September 30, 2010
Decrease in intangible assets	$—	$89,266
Decrease in Goodwill	77,382	949,152

Total	$77,382	$1,038,418

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

IFRS requires the recognition of a deferred tax asset related to acquired losses and deductible temporary differences to be recognized as a deferred tax recovery in the Statement of Earnings (Loss) and Comprehensive Gain (Loss).

However, as the Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition; the Company is not permitted to reverse adjustments to goodwill that IFRS 3 would not permit hence no reversal was made to the application of Pixology loss carry-forwards to goodwill prior to October 1, 2010. The Company has reversed the application of Pixology loss carry-forwards made during the year ended September 30, 2011.

While the application of IFRS 3 prospectively does not permit adjustments to goodwill prior to the transition date, the Company is required to reverse the application of Pixology loss carry-forwards to intangible assets. This change in accounting policy does not have an impact on the October 1, 2010 intangible asset balance as all Pixology related intangible assets would have been fully amortized by the year ended September 30, 2010 as the increase in amortization expense would be offset by the decrease in income tax expense.

This change in accounting policy has impacted the following accounts as follows:

Year ended September 30, 2011
Consolidated statement of income and comprehensive income
Increase in deferred income tax recovery	$77,253
Increase in accumulated other comprehensive gain	129

Increase in comprehensive income	$77,382

	September 30, 2011	October 1, 2010
Consolidated balance sheet
Increase in goodwill	$77,382	$—
Decrease/(increase) in accumulated other comprehensive income	(129)	—

Increase/(decrease) in retained earnings	$77,253	$—

c)	Income taxes – share issue costs

During the year ended September 30, 2010, the Company determined that it was more likely than not to realize the loss carry forwards and other deductible temporary differences arising in Canada. As a result the Company recorded a deferred tax asset relating to these items and recorded a deferred tax benefit. A portion of the deferred tax asset recognized, in the amount of $107,611, related to share issue costs that are deductible for tax purposes. In accordance with Canadian GAAP, the portion of the deferred tax asset of $107,611 related to share issue costs was recorded as a deferred tax benefit within the Company’s Statement of Earnings (Loss) and Comprehensive Gain (Loss). IFRS, however, requires temporary differences related to equity items be recognized as an increase or decrease to share capital.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

This change in accounting policy has impacted the following accounts as follows:

Year ended September 30, 2011
Consolidated statement of income and comprehensive income
Increase in deferred income tax recovery	$106,823

Increase in comprehensive income	$106,823

September 30, 2011
Consolidated statement of financial position
(Decrease)/increase in share capital	$788

Increase/(decrease) in retained earnings	$(788)

d)	Cumulative translation adjustment

As the Company has elected to apply the IFRS 1 exemption for cumulative translation differences, the Company has recorded an adjusting entry to reset the cumulative translation differences to zero at the transition date. Application of this accounting policy choice results in a decrease of $2,319,536 in accumulated other comprehensive loss and a corresponding increase in deficit as of October 1, 2010.

e)	Share-based payments

There are two changes on transition regarding the accounting for share-based payments. Under Canadian GAAP, the Company treated its stock option, PSU and RSU tranches as single pools and determined fair value using an average life of the grant as a whole, and then recognized compensation expense on a straight-line basis. IFRS requires each tranche to be valued separately and recognized as compensation over its individual vesting period; this results in earlier recognition of the compensation expense as compared to Canadian GAAP. With respect to forfeitures, the Company recognized forfeitures as they occurred under Canadian GAAP; under IFRS, companies are required to estimate forfeitures at the time of grant with resulting effects on the compensation expense recognized.

This change in accounting policy has impacted the following accounts as follows:

September 30, 2011
Consolidated statement of income and comprehensive income
Share-based payment expense
Increase – Options	$99,196
Increase – RSUs	80,255
Increase – PSUs	6,201

(Decrease)/increase in comprehensive income	$(185,652)

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

	September 30, 2011	October 1, 2010
Consolidated statement of financial position
Increase in contributed surplus	$185,652	$—

Increase/(decrease) in retained earnings	$(185,652)	$—

f)	Other Reclassifications

Certain other balances and financial statement captions have been reclassified from Canadian GAAP to conform with the presentation requirements of IFRS. The reclassification of these balances had no impact on net equity as at transition to IFRS.

22.	Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

The carrying value of cash and cash equivalents, accounts payable and leases, approximates the fair value due to the immediate or short-term maturity of these financial instruments. The carrying value of accounts receivable approximates the fair value due to their short-term nature and historical collectability. These values represent the estimated amount the Company would receive or pay to terminate agreements taking into consideration current interest rates and the creditworthiness of the counterparties.

Liquidity	risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets. The Company’s approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities. As described in note 20, the Company has a $1,500,000 revolving demand facility and a $750,000 reducing facility by way of leases in place to help manage its liquidity position and therefore its liquidity is dependent on the availability of these facilities as well as its overall volume of business activity and ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

The following table discloses the maturities of the Company’s financial liabilities as at September 30, 2012:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
Accounts payable and accrued liabilities	4,390,437	4,390,437	—	—
Other short-term debt obligations	—	—	—	—
Property leases	598,216	359,712	238,504

	4,988,653	4,750,149	238,504	—

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

During the year ended September 30, 2012, the Company generated positive cash flow from operations of $3,032,352. During the same period the Company’s working capital has decreased by $617,804 from $5,397,594 to $4,779,790. The Company’s liquidity position may, however, fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year. The Company’s liquidity position may also be adversely impacted by the seasonal nature of its business with the Company’s busiest period of activity typically during the first quarter of the fiscal year. As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments. Management monitors its cash balances and projections on a weekly and monthly basis. The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables. The Company has a positive working capital position of $4,779,790 at September 30, 2012 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in the credit risk note above. As the Company’s revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable. However, as certain of the Company’s operating expenses such as its payroll obligations are contractually due at least monthly, the Company’s working capital position could periodically alter depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

In prior years the Company purchased a number of items of property and equipment using a finance lease. At September 30, 2010, the Company had an outstanding obligation under this lease of $107,964, all of which has been settled during the year ended September 30, 2011.

The Company’s activities are being funded out of its operating cash flow and cash reserves and to date, the Company has not utilized its credit facilities. As a result of generating positive cash flows from operatings during the year ended September 30, 2012 the Company has not encountered any difficulties operating in this manner; however, if positive results are not continued in future periods there is a risk that the Company would be required to use its credit facilities.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $180,045 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $4,431,779 at risk should the financial institutions with which the deposits are held cease trading.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

The Company’s accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom. Credit risk from accounts receivable encompasses the default risk of retail customers. The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company. In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company’s customers; however, should one of the Company’s main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2012, three customers each account for 10% or more of total trade accounts receivable (September 30, 2011 – five customers).

Financial assets past due

At September 30, 2012, the Company has a provision of $130,023 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At September 30, 2012

	Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet
Trade accounts receivable	$2,334,240	$328,844	$358,600	$1,201,717	$4,223,401
Commodity taxes recoverable	30,140				30,140
Other	—	—	—	—	—

Total	$2,364,380	$328,844	$358,600	$1,201,717	$4,253,541

The definition of items that are past due is determined by reference to terms agreed with individual customers. Of the 91 days+ balance outstanding at September 30, 2012, 78% has been subsequently collected as at January 7, 2013. None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At September 30, 2012, the Company had a provision for doubtful accounts of $130,023 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiary, PNI Digital Media Europe Ltd.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents. The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company’s banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

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

At September 30, 2012, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $4,127,963, accounts receivable of $1,596,565 and accounts payable of $1,095,573 which were denominated in UK £. In addition, at September 30, 2012, the Company had cash and cash equivalents of $421,081, accounts receivable of $2,099,764 and accounts payable of $699,185 which were denominated in US$.

PNI Digital Media Inc.

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the Year ended September 30, 2012 would have had.

This sensitivity analysis includes the following assumptions:

•	Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

•	Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net profit $
Change of +/- 10% in US$ foreign exchange rate	+/-321,300
Change of +/- 10% in UK£ foreign exchange rate	+/-412,796

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

Capital Management

The Company considers its share capital, share capital purchased for cancellation, and contributed surplus, as capital, which at September 30, 2012 totalled $86,151,450.

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

The Company is not subject to any externally imposed capital requirements.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Articles, as amended (5)

1.2	Notice of Articles, dated December 2, 2009 (5)

1.3	Notice of Change of Name, dated June 4, 2009 (5)

4.1	The Services Agreement between Pixology and ASDA Stores Limited is dated 28 September 2005 and continues in full force and effect until terminated by either party giving no less than three calendar month’s notice in writing to the other, such notice to expire at any time on or after the first anniversary of the commencement date.(3)

4.2	The Services Agreement with Sam’s West Inc., dated January 23, 2008.(4)

4.3	The Amended and Restated Services Agreement with Wal-Mart Canada Corp., dated January 31, 2008.(4)

4.4	The Internet Photo Services Agreement with Costco Wholesale Corporation, dated April 29, 2008.(4)

4.5	The lease renewal and modification agreement for our executive offices in Canada with The Old BC Electric Building Corp., dated June 11, 2009.(5)

4.6	The lease agreement for our support offices in Canada with The Old BC Electric Building Corp., dated July 26, 2010. (6)

4.7	The share purchase agreement amongst PhotoChannel Networks Inc., as Purchaser and Vendors in relation to the sale and purchase of the whole of the issued share capital of WorksMedia Limited. (5)

4.8	The First Amendment to the Internet Photo Services Agreement with Costco Wholesale Corporation dated February 16, 2011. (7) (*)

12.1	Section 302(a) Certification of CEO.(1)

12.2	Section 302(a) Certification of CFO.(1)

13.1	Section 906 Certifications of CEO and CFO.(1)

15.1	Audit Committee Charter.(1)

(1)	Filed herewith.

(2)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2006, as filed with the SEC on April 2, 2007.

(3)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2007, as filed with the SEC on April 4, 2008.

(4)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2008, as filed with the SEC on January 20, 2009.

(5)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2009, as filed with the SEC on March 17, 2010.

(6)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2010, as filed with the SEC on March 29, 2011.

(7)	Filed as an exhibit to our Annual Report on Form 10-F for our fiscal year ended September 30, 2011, as filed with the SEC on March 21, 2012.

(*)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PNI DIGITAL MEDIA INC. (Registrant)

Date: January 7, 2013	By:	/s/ Thomas Kyle Hall
Thomas Kyle Hall
Chief Executive Officer