Form 20-F/A
period 2012-09-30
PNI DIGITAL MEDIA INC
filed 2013-06-17
CIK 1036642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THESECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2012 OR

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to _______________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _______________

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

Yes [   ]   No [ X ]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [   ]  No [ X ]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ]  No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [   ]   Accelerated Filer [   ]  Non Accelerated Filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [   ]  International Financial Reporting Standards as issued by the International Accounting Standards Board [ X ]  Other [    ]

If “Other” has been checked in response to the previous question, Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [   ]  Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes [   ]  No [ X ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable.

2

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended September 30, 2012 originally filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2013 (the “2012 Form 20-F”) is being filed to include in Item 18 a signed audit report as the audit report included in the 2012 Form 20-F inadvertently did not include a conformed signature of the independent registered public accounting firm.

Except as provided above, no other changes have been made to the 2012 Form 20-F or our audited financial statements as included in the 2012 Form 20-F. Amendment No. 1 does not reflect events occurring after the filing of the 2012 Form 20-F. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the complete texts of Items 18 and 19 are repeated in this Amendment No. 1.

This Amendment No. 1 consists solely of the preceding cover page, this explanatory note, Items 18 and 19, the signature page, and restated exhibits 12.1, 12.2 and 13.1.

PART III

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

Kyle Hall	Cameron Lawrence
Chief Executive Officer	Chief Financial Officer
Vancouver, Canada

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

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Colombia

January 7, 2013

PNI Digital Media Inc.
Consolidated Balance Sheets
(expressed in Canadian dollars)

	September 30, 2012	September 30, 2011	October 1, 2010

Assets

Current assets
Cash and cash equivalents	$4,611,824	$3,936,176	$4.690,355
Accounts receivable (note 7)	4,253,541	4,535,912	5,302,865
Prepaid expenses and other current assets	622,970	460,140	541,026

	9,488,335	8,932,228	10,534,246

Property and equipment (note 8)	4,683,355	5,140,150	5,230,829
Deferred income tax asset	5,222,603	7,065,857	5,861,504
Intangible assets (note 10)	2,124	680,437	1,115,794
Goodwill (note 11)	568,479	654,222	658,904

	$19,964,896	$22,472,894	$23,401,277

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 12)	$4,390,437	$3,284,311	$5,471,878
Current portion of deferred revenue	318,107	250,323	613,081
Current portion of finance lease obligations	-	-	107,964

	4,708,544	3,534,634	6,192,923

Deferred revenue	437,140	33,898	78,876
	5,145,684	3,568,532	6,271,799

Shareholders’ Equity (note 13)

Share capital	$66,817,352	$66,420,572	$66,307,826
Contributed surplus	19,334,098	19,522,420	18,933,619
	86,151,450	85,942,992	85,241,445

Deficit	(71,135,021)	(67,012,367)	(68,111,967)

Accumulated other comprehensive loss	(197,217)	(26,263)	-
	(71,332,238)	(67,038,630)	(68,111,967)
	14,819,212	18,904,362	17,129,478
	$19,964,896	$22,472,894	$23,401,277

Approved by the Board of Directors

“Kyle Hall”	Director	“Peter Fitzgerald “	Director

The Accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Years Ended September 30, 2012 and 2011
(expressed in Canadian dollars)

	September 30, 2012	September 30, 2011

Revenue (note 15)	$22,712,805	$23,686,351
Cost of sales (note 6, note 18)	10,458,022	9,399,107
Gross Profit	12,254,783	14,287,244

Expenses
Software development	9,678,638	9,439,423
General and administration	3,768,203	3,928,210
Sales and marketing	1,038,374	988,289

	14,485,215	14,355,922

Loss from operations	(2,230,432)	(68,678)

Foreign exchange loss	(82,647)	(125,148)
Finance income	4,647	-
Finance costs	-	(5,599)

	(78,000)	(130,747)

Loss before income tax	(2,308,432)	(199,425)

Deferred income tax (expense) recovery	(1,814,221)	1,299,025
Income tax recovery (expense)	(1,814,221)	1,299,025

(Loss) profit for the period	(4,122,653)	1,099,600

Other comprehensive gain (loss):

Exchangedifferenceontranslation of foreign operations	(170,956)	(26,263)

Total comprehensive (loss) income for the period	$(4,293,609)	$1,073,337

Loss per share (note 13g)
Basic	$(0.12)	$0.03
Fully diluted	$(0.12)	$0.03
Weighted Average Number of Shares Outstanding - Basic	34,178,165	33,927,659
Weighted Average Number of Shares Outstanding - Diluted	34,199,622	33,985,271

The Accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Consolidated Statements of Changes in Equity
(expressed in Canadian dollars)

	Share capital
			Share
	Number of		capital				Accumulated
	Common		purchased				other	Total
	Shares		for	Contributed			comprehensive	Shareholders’
		Amount	cancellation	surplus	Deficit		loss	equity

Balance October 1, 2010	33,853,782	$66,349,735	$(41,909)	$18,933,619	$(68,111,967)	$		$17,129,478

Issuance of shares on exercise of options	291,776	498,937		(134,217)				364,720

Issuance of shares held in escrow	178,500	290,952		(290,952)				-

Cancellation of shares repurchased	(313,100)	(612,229)	446,503	165,726				-
Purchase of share capital for cancellation (283,100 shares)			(404,594)					(404,594)
Share-based compensation recorded in net profit				549,142				549,142

Compensation expense in connection with acquisition of WorksMedia Limited				299,102				299,102

Earnings for the period					1,099,600			1,099,600

Adjustment relating to the realization of tax benefits associated with share issues costs		(106,823)						(106,823)

Other comprehensive loss							(26,263)	(26,263)

Balance September 30, 2011	34,010,958	$66,420,572	$-	$19,522,420	$(67,012,367)		$(26,263)	$18,904,362

Issuance of shares on vesting of RSUs and PSUs	68,464	106,119		(106,119)				-

Issuance of shares held in escrow	178,500	290,952		(290,952)				-

Share-based compensation recorded in net profit				95,669				95,669
Compensation expense re. acquisition of WorksMedia Limited				113,080				113,080
Net loss					(4,122,654)			(4,122,654)
Other comprehensive income							(170,954)	(170,954)
Reduction in share capital as a result of realizing the deferred tax expense associated with a portion of deductible share issue costs for nil		(291)						(291)

Balance September 30, 2012	34,257,922	$66,817,352	$-	$19,334,098	$(71,135,021)		$(197,217)	$14,819,212

The Accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	September 30, 2012	September 30, 2011

Cash flows from operating activities
Net profit (loss) for the period	$(4,122,653)	$1,099,600
Items not affecting cash
Amortization of property and equipment	1,808,725	2,036,953
Amortization of intangible assets	1,091,024	858,354
Share-based compensation expense	208,749	848,244
Unrealized foreign exchange loss	46,601	71,930
Allowance for doubtful accounts	132,012	33,102
Loss on disposal of property and equipment	-	117,306
Impairment of intangible asset	540,735	-
Impairment of goodwill	77,382	-
Deferred income tax expense (recovery)	1,814,221	(1,299,025)
	1,596,796	3,766,464

Net change in non-cash working capital items (note 21)	1,435,556	(1,845,407)
	3,032,352	1,921,057

Cash flows from investing activities
Purchase of property and equipment	(1,180,356)	(2,076,900)
Purchase of intangible assets	(1,000,713)	(322,416)
Proceeds on disposal of property and equipment	-	2,674
	(2,181,069)	(2,396,642)

Cash flows from financing activities
Proceeds on exercise of options	-	364,720
Repurchase of common shares	-	(404,594)
Repayment of capital lease obligations	-	(107,964)
	-	(147,838)

Effect of changes in foreign exchange rates on cash and cash equivalents	(175,635)	(130,756)

Increase (decrease) in cash and cash equivalents during the year	675,648	(754,179)

Cash and cash equivalents - beginning of year	3,936,176	4,690,355

Cash and cash equivalents - end of year	$4,611,824	$3,936,176

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

  An asset’s fair value less costs to sell; and

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

Software development costs includes the costs to customize aspects of the Company's PNI Network software for specific customers as well as the cost of generating the Company's software used in the PNI Network and software sold to customers. For costs incurred to generate software used in the PNI Network or sold to customers, the Company classifies costs into a research phase and a development phase. Costs incurred during the research phase are expensed when incurred as the Company is not able to demonstrate that the software will generate future economic benefits. Costs incurred during the development phase are recognized as intangible assets only if the Company can demonstrate all of the following:

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

					For the year ended September 30, 2012
	Per statement of operations	Amortization of property and equipment	Amortizati on of intangible assets	Loss on disposal of property and equipment	Impairment intangible assets	Impairment goodwill	Share-based compensation	Excluding amortization and share-based compensation
Cost of sales	$10,458,022	1,529,978	922,558	-	540,735	77,382	(698)	$7,388,067
Operating expenses
Software development	9,678,638	230,343	168,466	-	-	-	41,364	9,238,465
General and administration	3,768,203	26,873	-	-	-	-	168,636	3,572,694
Sales and marketing	1,038,374	21,531	-	-	-	-	(553)	1,017,396
Total operating expenses	$14,485,215	278,747	168,466	-	-	-	209,447	$13,828,555
	$24,943,237	1,808,725	1,091,024	-	540,735	77,382	208,749	$21,216,622

					For the year ended September 30, 2011
	Per statement of operations	Amortization of property and equipment	Amortizati on of intangible assets	Loss on disposal of property and equipment	Impairment intangible assets	Impairment goodwill	Share-based compensation	Excluding amortization and share- based compensation
Cost of sales	$9,399,107	1,689,790	858,354	36,294	-	-	43,156	$6,771,513
Operating expenses
Software development	9,439,423	294,063	-	69,622	-	-	262,225	8,813,513
General and administration	3,928,210	30,135	-	6,075	-	-	482,129	3,409,871
Sales and marketing	988,289	22,966	-	5,315	-	-	60,733	899,275
Total operating expenses	$14,355,922	347,164	-	81,012	-	-	805,087	$13,122,659

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

$23,755,029	2,036,954	858,354	117,306	-	-	848,243	$19,894,172

7.	Accounts receivable

	September 30, 2012	September 30, 2011	October 1, 2010

Trade accounts receivable	$4,353,424	$4,540,075	$5,425,805
Allowance for doubtful accounts	(130,023)	(145,000)	(176,531)
	4,223,401	4,395,075	5,249,274

Commodity taxes recoverable	30,140	135,655	53,591
Other	-	5,182	-
Total	$4,253,541	$4,535,912	$5,302,865

Reconciliation of changes in allowance for doubtful accounts:

	September 30, 2012	September 30, 2011	October 1, 2010

Balance, beginning of period	$145,000	$176,531	$154,945
Increase in allowance for doubtful accounts	132,092	33,102	33,781
Application of existing provision to write-off the amount receivable	(147,069)	(63,710)	(9,945)
Impact of foreign currency translation	-	(923)	(2,250)
Balance, end of period	$130,023	$145,000	$176,531

During the year ended September 30, 2012 the Company incurred bad debt expenses of $132,012 (2011: $31,693).

As at September 30, 2012

		Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet

Trade accounts receivable	$2,334,240	$328,844	$358,600	$1,201,717	$4,223,401
Commodity taxes recoverable	30,140				30,140
Other	-	-	-	-	-
Total	$2,364,380	$328,844	$358,600	$1,201,717	$4,253,541

As at September 30, 2011

	Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet

Trade accounts receivable	$3,127,511	$36,942	$443,565	$787,057	$4,395,075
Commodity taxes recoverable	135,655	-	-	-	135,655

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Other	5,182	-	-	-	5,182
Total	$3,268,348	$36,942	$443,565	$787,057	$4,535,912

As at October 1, 2010

	Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet

Trade accounts receivable	$3,520,349	$136,997	$982,557	$609,371	$5,249,274
Commodity taxes recoverable	53,591				53,591
Other	-	-	-	-	-
Total	$3,573,940	$136,997	$982,557	$609,371	$5,302,865

At September 30, 2012, three customers each account for 10% or more of total trade accounts receivable (September 30, 2011 – five customers, October 1, 2010 – three customers).

8.	Property and equipment

October 1, 2011 to September, 2012

	Computer	Furniture and	Leasehold
	equipment	office equipment	improvements	Total
Cost
As at October 1, 2011	$15,878,073	$401,750	$181,718	$16,461,541
Additions	1,284,842	4,883	62,244	1,351,969
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Currency translation adjustments	(3,467)	(56)	-	(3,523)
As at September 30, 2012	$17,159,448	$406,577	$243,962	$17,809,987

Accumulated Amortization
As at October 1, 2011	$10,903,337	$278,779	$139,275	$11,321,391
Amortization	1,757,099	25,082	26,544	1,808,725
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Currency translation adjustments	(3,431)	(53)	-	(3,484)
As at September 30, 2012	$12,657,005	$303,808	$165,819	$13,126,632

Carrying value – October 1, 2011	$4,974,736	$122,971	$42,443	$5,140,150
Carrying value – September 30, 2012	$4,502,443	$102,769	$78,143	$4,683,355

October 1, 2010 to September 30, 2011

	Computer	Furniture and	Leasehold
	equipment	office equipment	improvements	Total
Cost
As at October 1, 2010	$14,844,050	$416,077	$144,986	$15,405,113

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Additions	2,013,296	16,537	36,735	2,066,568
Disposals / write-offs	(969,895)	(34,447)	-	(1,004,342)
Impairments	-	-	-	-
Currency translation adjustments	(9,378)	3,583	(3)	(5,798)
As at September 30, 2011	$15,878,073	$401,750	$181,718	$16,461,541

Accumulated Amortization
As at October 1, 2010	$9,763,684	$279,531	$131,069	$10,174,284
Amortization	1,998,672	30,075	8,206	2,036,953
Disposals / write-offs	(849,915)	(34,447)	-	(884,362)
Impairments	-	-	-	-
Currency translation adjustments	(9,104)	3,620	-	(5,484)
As at September 30, 2011	$10,903,337	$278,779	$139,275	$11,321,391

Carrying value – October 1, 2010	$5,080,366	$136,546	$13,917	$5,230,829
Carrying value – September 30, 2011	$4,974,736	$122,971	$42,443	$5,140,150

The carrying value of computer equipment under lease was $0 at September 30, 2012 (September 30, 2011 - $0, October 1, 2010 - $201,155).

9.	Current and Deferred Income taxes

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

The composition of the Company's deferred income tax assets and liabilities are as follows:

	September 30,	September	October 1,
	2012	30, 2011	2010
Deferred income tax assets

Non-capital losses	$2,224,440	$4,392,401	$3,400,993
Property and equipment	2,907,983	2,827,589	2,722,745
Share issue costs	396	787	107,611
Other	172,155	36,662	71,190
	5,324,974	7,257,439	6,302,539
Deferred income tax liabilities

Intangible assets	-	(87,895)	(335,819)
Related party interest accrued	(102,371)	(103,687)	(105,216)
	(102,371)	(191,582)	(441,035)
Deferred income tax assets, net	$5,222,603	$7,065,857	$5,861,504

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Deferred income tax assets
Deferred tax assets to be recovered within 12 months	$197,409	$108,933	$1,026,651
Deferred tax assets to be recovered after more than 12 months	5,127,565	7,148,506	5,275,888
	5,324,974	7,257,439	6,302,539
Deferred income tax liabilities
Deferred tax assets to be recovered within12 months	-	(56,507)	(119,081)
Deferred tax assets to be recovered after more than 12 months	(102,371)	(135,075)	(321,954)
	(102,371)	(191,582)	(441,035)
Deferred income tax assets, net	$5,222,603	$7,065,857	$5,861,504

The Company does not recognize certain tax assets of the Canadian parent, and it’s UK subsidiaries, PNI Digital Media Ltd. and PNI Digital Media Europe Ltd., that do not meet the more likely than not threshold. Due to this unlikelihood, deductible temporary differences and unusued tax losses for which no deferred tax asset have been recognized have been attributed as following:

	September 30,	September 30,	October 1,
	2012	2011	2010
Non-capital losses	$2,919,449	$1,749,314	$3,543,479
Property and equipment	887,928	2,809	2,832
Deferred income tax assets, net	$3,807,377	$1,752,123	$3,546,311

d)	Non-capital losses

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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

(£1,799,067) have not been recorded in these financial statements because of the uncertainty of their recovery.

10.	Intangible assets

October 1, 2011 to September 30, 2012

	Acquired	Customer	Internal use
	software	relationships	software	Total
Cost
As at October 1, 2011	$3,856,324	$6,818,688	$446,126	$11,121,138
Additions	-	-	958,464	958,464
Disposals / write-offs	-	-	(168,466)	(168,466)
Impairments	-	-	(540,737)	(540,737)
Currency translation adjustments	(55,903)	(22,885)	-	(78,788)
As at September 30, 2012	$3,800,421	$6,795,803	$695,387	$11,291,611

Accumulated Amortization
As at October 1, 2011	$3,750,048	$6,599,419	$91,234	$10,440,701
Amortization	104,638	215,891	602,029	922,558
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Currency translation adjustments	(54,265)	(19,507)	-	(73,772)
As at September 30, 2012	$3,800,421	$6,795,803	$693,263	$11,289,487

Carrying value – October 1, 2011	$106,276	$219,269	$354,892	$680,437
Carrying value – September 30, 2012	$-	$-	$2,124	$2,124

October 1, 2010 to September 30, 2011

	Acquired	Customer	Internal use
	software	relationships	software	Total
Cost
As at October 1, 2010	$3,887,620	$6,831,499	$-	$10,719,119
Additions	-	-	446,126	446,126
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Currency translation adjustments	(31,296)	(12,811)	-	(44,107)
As at September 30, 2011	$3,856,324	$6,818,688	$446,126	$11,121,138

Accumulated Amortization
As at October 1, 2010	$3,523,372	$6,079,953	$-	$9,603,325
Amortization	250,422	516,698	91,234	858,354
Disposals / write-offs
Impairments
Currency translation adjustments	(23,746)	2,768	-	(20,978)
As at September 30, 2011	$3,750,048	$6,599,419	$91,234	$10,440,701

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Carrying value – October 1, 2010	$364,248	$751,546	$-	$1,115,794
Carrying value – September 30, 2011	$106,276	$219,269	$354,892	$680,437

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

The following table summarizes activity under the Company’s stock option plan since October 1, 2010:

	Number of	Average
	options	exercise
		price
Balance, October 1, 2010 (2,770,201 options exercisable)	2,775,769	$2.48
Granted	500,000	1.55
Exercised	(291,776)	1.25
Expired	(10,000)	1.25
Forfeited	(205,770)	2.45
Cancelled	(880,000)	3.35
Balance, September 30, 2011 (1,712,647 options exercisable)	1,888,223	$2.02
Granted	1,350,000	0.47
Exercised	-	-

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Expired	(649,723)	2.32
Forfeited	(356,500)	1.54
Cancelled	-	-
Balance, September 30, 2012 (1,032,000 options exercisable)	2,232,000	$1.77

During October 2010, the Company cancelled 880,000 options; the cancellation was considered a modification for accounting purposes, with the incremental costs being recognized over the term of the new awards. The terms of the new awards are described below.

The following table summarizes information about stock options outstanding and exercisable at September 30, 2012:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Exercise price	outstanding	life (years)	price	exercisable	price
$0.43	200,000	4.79	$0.43	0	$0.43
$0.46	1,000,000	4.78	$0.46	49,986	$0.46
$0.82	50,000	4.20	$0.82	8,333	$0.82
$1.48	350,000	1.34	$1.48	350,000	$1.48
$1.50	25,000	1.85	$1.50	25,000	$1.50
$1.55	320,500	3.01	$1.55	320,500	$1.55
$2.00	150,000	1.44	$2.00	150,000	$2.00
$3.35	136,500	0.44	$3.35	136,500	$3.35
$0.43- $3.35	2,232,000	3.45	$0.43- $3.35	1,040,319	$0.43- $3.35

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

	Number of PSUs	Weighted average
		fair value
Balance, October 1, 2010	-	$-
Granted	100,000	1.55
Forfeited	(26,000)	1.55
PSUs issued as common shares upon vesting	-	-
Balance, September 30, 2011	74,000	1.55
Granted	-	-
Forfeited	(64,434)	1.55
PSUs issued as common shares upon vesting	(4,799)	1.55
Balance, September 30, 2012	4,767	$1.55

During the year ended September 30, 2012 the Company issued 4,799 common shares as it related to vested PSUs at a value of $7,438, which represents the fair value at the date of grant, and recorded this amount as an adjustment to contributed surplus and common shares.

During the year ended September 30, 2012, the Company recognized compensation expense on PSUs of $1,277 (2011: $7,440).

d)	Restricted Share Unit Awards

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

	Number of RSUs	Weighted average
		fair value
Balance, October 1, 2010	-	$-
Granted	206,600	1.55
Forfeited	(8,400)	1.55
RSUs issued as common shares upon vesting	-	-
Balance, September 30, 2011	198,200	1.55
Granted	-	-
Forfeited	(51,401)	1.55
RSUs issued as common shares upon vesting	(63,665)	1.55
Balance, September 30, 2012	83,134	$1.55

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

f)	Normal course issuer bid

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

Since inception of the Bid, the Company has purchased 383,100 shares for a purchase price of $555,197.

The Company’s Bid expired on May 26, 2012 and no further applications have been made to extend it.

g)	Earnings per share

The following is a reconciliation of the numerator and the denominators used for the computation of basic and diluted earnings per share amounts:

	September 30, 2012	September 30, 2011

Net (loss) earnings for the period (numerator)	$(4,122,653)	$1,099,600

Weighted average number of shares outstanding (denominator)

Basic	34,178,165	33,927,659

Effect of dilutive securities:

Stock options	-	11,045
RSUs	16,304	40,908
PSUs	1,745	5,659
Total	34,199,622	33,985,271

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

14.	Segment information

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

The Company’s sales by geographical area are as:

	Year Ended
Description	September 30, 2012	September 30, 2011

Canada	$4,349,099	$4,767,164
United States	14,348,137	14,359,639
United Kingdom	3,792,752	4,319,187
Other	222,817	240,361
Total	$22,712,805	$23,686,351

Revenue is attributed to the geographic location of the Company’s customer.

As at September 30, 2012 and September 30, 2011, the Company’s assets and liabilities by geographical location are as follows:

		United
	Canada	Kingdom	Total
September 30, 2012
Assets
Property and equipment	$4,675,595	$7,760	$4,683,355
Goodwill and intangible assets	$-	$570,603	$570,603
Liabilities
Accounts payable and accrued liabilities	$3,294,864	$1,095,573	$4,390,437
Deferred revenue	$614,242	$141,005	$755,247

September 30, 2011
Assets
Property and equipment	$5,137,362	$2,788	$5,140,150
Goodwill and intangible assets	$432,273	$902,386	$1,334,659
Liabilities
Accounts payable and accrued liabilities	$2,270,532	$1,013,779	$3,284,311
Deferred revenue	$80,201	$204,020	$284,221

Major customers representing 10% or more of the Company’s sales for the period are as follows:

Year Ended
Description	September 30, 2012	September 30, 2011

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Customer A	$5,812,890	$5,886,556
Customer B	2,928,033	3,286,226
Customer C	2,500,214	2,366,838
Customer D	9,493,873	9,566,825

15.	Revenue

	Year Ended
Description	September 30, 2012	September 30, 2011

Transaction fees	$17,730,786	$18,050,068
Software licenses and installation fees	1,876,901	2,572,673
Membership fees	1,780,775	1,650,669
Archive fees	1,070,248	1,336,518
Professional fees	254,095	76,423
Total	$22,712,805	$23,686,351

Product revenue is presented below:

	Year Ended
Description	September 30, 2012	September 30, 2011

Service revenue	$22,232,780	$23,118,350
Product revenue	480,025	568,001
Total	$22,712,805	$23,686,351

16.	Related Party Transactions

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

17.	Compensation of key management

Key management includes the Company’s directors, and members of the executive team. Compensation awarded to key management included:

	Year Ended
Description	September 30, 2012	September 30, 2011

	$	$
Salaries, director fees and short-term employee benefits	1,462,547	1,587,219
Share-based payments	93,723	434,149
Compensation expense in connection with acquisition of WorksMedia Limited	53,826	142,373
Termination benefits	168,750	87,500
	$	$
Total	1,778,846	2,251,241

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

18.	Expenses by nature

	Year Ended
Description	September 30, 2012	September 30, 2011
Cost of Sales
Salary and Wages	$2,854,816	$2,445,465
Outsourced consultants and third party contractors	256,615	179,687
Direct costs	557,293	664,486
Third party call center	1,470,197	1,302,985
Data center fees	1,608,695	1,730,101
Amortization of property and equipment	1,529,978	1,689,790
Amortization of intangible assets	922,558	858,354
Impairment of intangible assets	542,860	-
Impairment of goodwill	77,382	-
Share-based payments	(698)	43,156
Travel	37,726	15,748
Dues, subscriptions & books and licenses	310,591	266,872
(Gain) Loss on Disposal of Property and Equipment		36,294
Rent and other office costs	95,676	79,548
Other expenses	194,333	86,621
Total	$10,458,022	$9,399,107

Expenses
Salary and Wages	$8,530,388	$8,488,837
Outsourced consultants and third party contractors	2,370,419	1,849,335
Amortization of property and equipment	278,747	347,164
Write-off of intangible assets	168,466	-
Share-based payments	209,441	805,088
Accounting and Legal fees	653,698	719,010
Rent and other office costs	625,033	683,591
Travel, meals & entertainment	712,789	664,525
Dues, subscriptions & books and licenses	164,551	190,559
(Gain) Loss on Disposal of Property and Equipment	-	81,012
Board member fees	248,267	217,000
Bad debt expense	132,012	31,693
Investor relations and other public company charges	188,306	157,840
Other expenses	203,098	120,268
	$14,485,215	$14,355,922
Total	$24,943,237	$23,755,029

19.	Commitments and Contingencies

a)	Commitments

At September 30, 2012, the Company did not have any commitments to purchase items of equipment and internal use software (2011: $63,755).

The contractual obligations and payments due as at September 30, 2012 are as follows:

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years

Property leases	$598,216	359,712	238,504	$-

Other service agreements	5,396,755	1,750,575	3,406,167	240,013

Purchase obligations	147,585	147,585	-	-

	$6,142,556	2,257,872	3,644,671	$240,013

b)	Contingencies

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

Business Combinations - The Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition.

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

ii)	Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

		Previous Canadian Effect of transition
		GAAP	to IFRSs	IFRSs
	Note		October 1, 2010
Assets

Current assets
Cash and cash equivalents		$4,690,355		$4,690,355
Accounts receivable		5,302,865		5,302,865
Prepaid expenses and other current assets		541,026		541,026
Current portion of deferred income tax asset	a)	1,026,651	(1,026,651)	-

		11,560,897	(1,026,651)	10,534,246

Property and equipment		5,230,829		5,230,829

Deferred income tax asset	a)	4,953,934	907,570	5,861,504

Intangible assets	b)	1,115,794		1,115,794

Goodwill		658,904	-	658,904

		$23,520,358	$(119,081)	$23,401,277

Liabilities

Current liabilities
Accounts payable and accrued liabilities		$5,471,878		$5,471,878
Current portion of deferred revenue		613,081		613,081
Current portion of capital lease obligations		107,964		107,964
Deferred income tax liability	a)	119,081	(119,081)	-

		6,312,004	(119,081)	6,192,923

Deferred revenue		78,876		78,876
		6,390,880	(119,081)	6,271,799

Shareholders’ Equity

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Share capital	c)	$66,200,215	107,611	$66,307,826
Contributed surplus		18,933,619		18,933,619
		85,133,834	107,611	85,241,445

Deficit	b), c)	(65,684,820)	(2,427,147)	(68,111,967)

Accumulated other comprehensive loss	b), d)	(2,319,536)	2,319,536	-

		(68,004,356)	(107,611)	(68,111,967)

		17,129,478		17,129,478
		$23,520,358	$(119,081)	$23,401,277

		Previous Canadian	Effect of transition
		GAAP	to IFRSs	IFRSs
	Note		September 30, 2011
Assets

Current assets
Cash and cash equivalents		$3,936,176		$3,936,176
Accounts receivable		4,535,912		4,535,912
Prepaid expenses and other current assets		460,140		460,140
Current portion of deferred income tax asset	a)	108,933	(108,933)	-

		9,041,161	(108,933)	8,932,228

Property and equipment		5,140,150		5,140,150

Deferred income tax asset	a)	7,013,431	52,426	7,065,857

Intangible assets		680,437		680,437

Goodwill	b)	576,840	77,382	654,222
		$22,452,019	20,875	$22,472,894

Liabilities

Current liabilities
Accounts payable and accrued liabilities		$3,284,311		$3,284,311
Current portion of deferred revenue		250,323		250,323
Current portion of capital lease obligations		-		-
Deferred income tax liability	a)	56,507	(56,507)	-

		3,591,141	(56,507)	3,534,634

Deferred revenue		33,898		33,898
		3,625,039	(56,507)	3,568,532

Shareholders’ Equity

Share capital	c)	$66,419,784	788	$66,420,572
Contributed surplus	e)	19,336,768	185,652	19,522,420
		85,756,552	186,440	85,942,992

Deficit	b), c), e)	(64,583,644)	(2,428,723)	(67,012,367)

Accumulated other comprehensive loss	b), d)	(2,345,928)	2,319,665	(26,263)

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

(66,929,572)	(109,058)	(67,038,630)

18,826,980	77,382	18,904,362

$22,452,019	20,875	$22,472,894

ii)	Reconciliation of comprehensive income as previously reported under Canadian GAAP to IFRS for the year ended September 30, 2011

	Note	Canadian GAAP	Effect of	IFRSs
			transition to
			IFRSs

Revenue		$23,686,351		$23,686,351
Cost of sales	e), f)		9,399,107	9,399,107
Gross Profit			(9,399,107)	14,287,244

Expenses
Network delivery	f)	4,313,913	(4,313,913)	-
Software development	e), f)	11,218,227	(1,778,804)	9,439,423
General and administration	e), f)	4,096,764	(168,554)	3,928,210
Sales and marketing	e), f)	927,860	60,429	988,289
Amortization of intangible assets	f)	858,354	(858,354)	-
Amortization of property and equipment	f)	2,036,953	(2,036,953)	-
		23,452,071	(9,096,149)	14,355,922

Profit (loss) from operations		234,280	(302,958)	(68,678)

Foreign exchange (loss)		(125,148)		(125,148)
Finance income		-		-
Finance costs		(5,599)		(5,599)

Loss on disposal of property and equipment	f)	(117,306)	117,306	-

		(248,053)	117,306	(130,747)
Profit (loss) before income tax		(13,773)	(185,652)	(199,425)

Current income tax (expense)		-		-
Deferred income tax recovery (expense)	b), c)	1,114,949	184,076	1,299,025
Income tax recovery (expense)		1,114,949	184,076	1,299,025

Profit (loss) for the period		1,101,176	(1,576)	1,099,600

Other comprehensive loss:

Cumulative translation adjustment	b)	(26,392)	129	(26,263)

Total comprehensive income (loss) for the period		$1,074,784	$(1,447)	$1,073,337

Earnings (loss) per share
Basic		$0.03		$0.03
Fully diluted		$0.03		$0.03

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

ii)	Material adjustments to the statement of cash flows for September 30, 2011

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

	September 30, 2011	September 30, 2010

Decrease in intangible assets	$-	$89,266
Decrease in Goodwill	77,382	949,152

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Total	$77,382	$1,038,418

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

This change in accounting policy has impacted the following accounts as follows:

		Year ended
		September 30,
		2011
Consolidated statement of income and comprehensive income
Increase in deferred income tax recovery		$77,253
Increase in accumulated other comprehensive gain		129
Increase in comprehensive income		$77,382

	September 30, 2011	October 1, 2010
Consolidated balance sheet
Increase in goodwill	$77,382	$-
Decrease/(increase) in accumulated other comprehensive income	(129)	-
Increase/(decrease) in retained earnings	$77,253	$-

c)	Income taxes – share issue costs

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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

	September 30,
	2011	October 1, 2010
Consolidated statement of financial position
Increase in contributed surplus	$185,652	$-
Increase/(decrease) in retained earnings	$(185,652)	$-

f)	Other Reclassifications

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

The following table discloses the maturities of the Company’s financial liabilities as at September 30, 2012:

		Payments due by period
	Total	Less than 1	1-3 years	3-5 years
		year
Accounts payable and accrued liabilities	4,390,437	4,390,437	-	-
Other short-term debt obligations	-	-	-	-
Property leases	598,216	359,712	238,504
	4,988,653	4,750,149	238,504	-

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

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At September 30, 2012

	Financial assets that are past due but not impaired
	Neither past due				Carrying value on
	nor impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet
Trade accounts receivable	$2,334,240	$328,844	$358,600	$1,201,717	$4,223,401
Commodity taxes recoverable	30,140				30,140
Other	-	-	-	-	-
Total	$2,364,380	$328,844	$358,600	$1,201,717	$4,253,541

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

The Company is not subject to any externally imposed capital requirements.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit
Number	Description

1.1	Articles, as amended (5)

1.2	Notice of Articles, dated December 2, 2009 (5)

1.3	Notice of Change of Name, dated June 4, 2009 (5)

4.1	The Services Agreement between Pixology and ASDA Stores Limited is dated 28 September 2005 and continues in full force and effect until terminated by either party giving no less than three calendar month’s notice in writing to the other, such notice to expire at any time on or after the first anniversary of the commencement date.(3)

4.2	The Services Agreement with Sam’s West Inc., dated January 23, 2008.(4)

4.3	The Amended and Restated Services Agreement with Wal-Mart Canada Corp., dated January 31, 2008.(4)

4.4	The Internet Photo Services Agreement with Costco Wholesale Corporation, dated April 29, 2008.(4)

4.5	The lease renewal and modification agreement for our executive offices in Canada with The Old BC Electric Building Corp., dated June 11, 2009.(5)

4.6	The lease agreement for our support offices in Canada with The Old BC Electric Building Corp., dated July 26, 2010. (6)

4.7	The share purchase agreement amongst PhotoChannel Networks Inc., as Purchaser and Vendors in relation to the sale and purchase of the whole of the issued share capital of WorksMedia Limited. (5)

4.8	The First Amendment to the Internet Photo Services Agreement with Costco Wholesale Corporation dated February 16, 2011. (7) (*)

12.1	Section 302(a) Certification of CEO.(1)

12.2	Section 302(a) Certification of CFO.(1)

13.1	Section 906 Certifications of CEO and CFO.(1)

15.1	Audit Committee Charter (**)

(**)	Previously filed.
(1)	Filed herewith.

(2)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2006, as filed with the SEC on April 2, 2007.
(3)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2007, as filed with the SEC on April 4, 2008.
(4)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2008, as filed with the SEC on January 20, 2009.
(5)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2009, as filed with the SEC on March 17, 2010.
(6)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2010, as filed with the SEC on March 29, 2011.
(7)	Filed as an exhibit to our Annual Report on Form 10-F for our fiscal year ended September 30, 2011, as filed with the SEC on March 21, 2012.
(*)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PNI DIGITAL MEDIA INC.
(Registrant)

Date:	June 14, 2013	By:	/s/ Thomas Kyle Hall
Thomas Kyle Hall
Chief Executive Officer