Form 20-F
period 2013-09-30
PNI DIGITAL MEDIA INC
filed 2013-12-10
CIK 1036642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended September 30, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ________

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

34,299,472 Common Shares Without Par Value
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

Item 17 [   ] Item 18 [ X ]

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

The following tables sets forth selected financial information for PNI Digital Media Inc. (the “Company”) for the fiscal years ended September 2009 and 2010 under Pre-Changeover Canadian GAAP and U.S. GAAP as well as for the fiscal years ended September 2011, 2012 and 2013 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The information for the last three fiscal years ended September 30, 2013, 2012 and 2011 have been extracted from the Company’s audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing in Item 18 – Financial Statements and with the information appearing in Item 5 - Operating and Financial Review and Prospects. As required by the Canadian Accounting Standards Board, the Company adopted IFRS on October 1, 2010 and the Company’s financial information for 2011 has been prepared on a retrospective basis to comply with IFRS. Information prior to the transition date has not been adjusted and is not comparable to financial information prepared in accordance with IFRS. The consolidated financial statements included in Item 18 in this Annual Report are prepared under IFRS. The selected financial data as at September 30, 2009 and 2010 and for the fiscal years ended

September 30, 2009 and 2010 was extracted from the audited financial statements of the Company not included in this Annual Report.

The data is expressed in Canadian dollars (“CDN$”), unless otherwise described. We refer readers to “Currency and Exchange Rates” below for a history of exchange rates between the Canadian dollar and the U.S. dollar.

Reported under IFRS

For the years ended September 30th
Item	2013	2012	2011
Revenue	$ 20,899,204	$ 22,712,805	$ 23,686,351
Total comprehensive (loss) income for the period	$ (7,120,997)	$ (4,293,609)	$ 1,073,208
Basic net profit (loss) per common share	$ (0.22)	$ (0.12)	$ 0.03
Fully diluted net profit (loss) per common share	$ (0.22)	$ (0.12)	$ 0.03
Total assets	$ 14,751,232	$ 19,964,896	$ 22,472,894
Net assets (liabilities)	$ 7,838,579	$ 14,819,212	$ 18,904,362
Share capital	$ 66,881,748	$ 66,817,352	$ 66,420,572
Weighted average number of Common Shares - basic (1)	34,299,471	34,178,165	33,927,659
Weighted average number of Common Shares - diluted (1)	34,299,471	34,178,165	33,985,271

(1)	See Item 3.A.

Reported under Pre-Changeover Canadian GAAP and U.S. GAAP

	For the years ended September 30th
Item	2010	2009
Revenue (Pre-Changeover Canadian GAAP)	$25,356,570	$24,446,569
Revenue (U.S. GAAP)	$25,356,570	$24,446,569
Total comprehensive (loss) income for the period (Pre-Changeover Canadian GAAP)	$6,341,652	($2,422,327)
Total comprehensive (loss) income for the period (U.S. GAAP)	$7,183,193	($2,399,796)
Basic net profit (loss) per common share (Pre-Changeover Canadian GAAP)	$0.20	($0.05)
Basic net profit (loss) per common share (U.S. GAAP)	$0.23	($0.05)
Fully diluted net profit (loss) per common share (Pre-Changeover Canadian GAAP)	$0.20	($0.05)
Fully diluted net profit (loss) per common share (U.S. GAAP)	$0.23	($0.05)
Total assets (Pre-Changeover Canadian GAAP)	$23,520,358	$21,136,975

Total assets (U.S. GAAP)	$30,980,573	$27,648,038
Net assets (liabilities) (Pre-Changeover Canadian GAAP)	$17,129,478	$10,192,534
Net assets (liabilities) (U.S. GAAP)	$24,589,693	$16,703,597
Share capital (Pre-Changeover Canadian GAAP)	$66,200,215	$66,017,456
Share capital (U.S. GAAP)	$66,199,666	$65,909,296
Weighted average number of Common Shares - basic (1) (Pre-Changeover Canadian GAAP and U.S. GAAP)	33,804,338	33,610,843
Weighted average number of Common Shares - diluted (1) (Pre-Changeover Canadian GAAP and U.S. GAAP)	33,908,352	33,610,843

(1)	See Item 3. A.

Currency and Exchange Rates

Unless otherwise indicated, all references to dollar amounts are to Canadian dollars. The rate of exchange for the U.S. dollar, expressed in Canadian dollars, as of November 29, 2013, was 0.9422, based on the daily noon rate as published by the Bank of Canada. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations – not buying or selling rates – and are intended for statistical or analytical purposes.

The following table sets forth the high and low exchange rates for each month during the previous six months, based on the noon rate as published by the Bank of Canada:

Previous Six Months

	June	July	August	September	October	November
	2013	2013	2013	2013	2013	2013
Low Rate	0.95	0.9445	0.9493	0.9480	0.9527	0.9445
High Rate	0.9835	0.9736	0.9714	0.9803	0.9716	0.96

The following table sets forth:

  The rates of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of each of the periods indicated;

  The average of the exchange rates in effect on the last day of each month during such periods; and

  The high and low exchange rate during such periods, in each case based on the noon rate as published by the Bank of Canada.

Years ending September 30

	2013	2012	2011	2010	2009
Rate at end of Period	0.9706	0.9837	1.0389	1.0298	1.0722
Average Rate During Period	1.0342	1.0074	0.9866	1.0407	1.1804
High Rate	0.9732	1.0604	1.0389	1.0845	1.3000
Low Rate	0.9702	0.9710	0.9449	0.9961	1.0609

B.	Capitalization And Indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

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

We generate a significant portion of our revenue from a small number of customers. During fiscal 2013, we earned CDN$19,113,626 from four customer groups, representing 91% of our total revenue for the year. While we are working to expand our customer base, there can be no assurance we will be able to reduce our reliance on these key customers. If our existing customers do not elect to renew their contracts with us at the expiry of their current term, our recurring revenue base will be reduced, which could have a material adverse effect on our results of operations.

If we are unable to respond to rapid technological change and improve our products, our business could be materially and adversely affected.

The market for our service is characterized by:

  rapidly changing technology;

  evolving industry standards; and

  frequent introduction of new services which may be comparable or superior to our services.

Our success will depend upon acceptance by our retailer customers and their end users of our existing solution and our ability to enhance these solutions and introduce new solutions and features to meet changing customer demands. We cannot assure that we will be successful in identifying, developing and marketing new solutions or enhancing our existing solutions. We may introduce unsatisfactory solutions to the market, negatively impacting our ability to generate sales. In the fourth quarter of 2013, the Company recorded an impairment charge of $594,851

(2012: $77,382) in the European cash-generating unit (“CGU”), resulting in the write down of the full amount of the carrying value of goodwill. No further write down in CGU considered necessary as the remaining assets all liquid and at fair value. The impairment charge was recorded in cost of sales on the consolidated statements of operations and comprehensive (loss) income. We also recognized impairment losses of $540,736 in fiscal 2012 primarily due to underperforming revenues associated with previously capitalized internal use software associated with our social stationery product offering. We can provide no assurance that similar charges will not be recorded in the future. In addition, we cannot assure that solutions or technologies developed by others will not render our solutions or technologies non-competitive or obsolete.

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

To remain competitive, we may have to reduce our pricing. Depending on the price-elasticity of demand for our products, the pricing and quality of competitive products, and other economic and competitive conditions, such as price reductions may have an adverse impact on our revenue and profit. If we’re unable to compensate for price reductions with increased sales volume, our results of operations could be adversely affected.

If new products currently being developed by the Company are not accepted in the marketplace, our business could be adversely impacted.

A significant amount of time and effort has been focussed towards the development of new service offerings such as business printing and social stationery which will be offered across our platform to both existing and new customers. There can be no assurance that the market for our new services in these areas will emerge to a profitable level or be sustainable. Failure by the us to sell these services to either new or existing customers may result in future internal growth targets not being achieved and the cost of developing these new services becoming unrecoverable. Focus on these areas means that we may have foregone alternative market opportunities, which could result in a loss of market share and harm our business, financial condition, and results of operations.

We are reliant on a single service provider for our new custom social stationery, and have a contractual commitment which limits the use of a different service provider without consent. Should our relationship with the exclusive provider terminate, we may face restrictions on supplying the custom social stationery and to any new customers.

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

There can be no assurance that our services will continue to grow at the pace seen over the last ten years, or that our new services will receive widespread market acceptance. Even if our services continue to grow and attain widespread acceptance, there can be no assurance we will be able to meet the demands of our customers on an ongoing basis. Our operations may be delayed or halted as a result of failure to perform as described. Such delays or failure would seriously harm our reputation and future operations. If our products do not continue to be accepted in the market place, our business could be materially and adversely affected.

We face many risks, uncertainties, expenses and difficulties relating to increasing our market share and growing our business.

To address the risks and uncertainties of increasing our market share and growing our business, we must do the following:

  maintain and increase the size of our customer base;

  maintain and enhance our brands;

  enhance and expand our products and services;

  successfully execute our business and marketing strategy;

  continue to develop and upgrade our technology and information processing systems;

  continue to enhance our service to meet the needs of a changing market;

  provide superior customer service;

  respond to competitive developments; and

  attract, integrate, retain and motivate qualified personnel.

We may be unable to accomplish one or more of these requirements, which could cause our business to suffer. Accomplishing one or more of these requirements might be very expensive, which could harm our financial results.

We rely on our ability to attract and retain customers. If we are unable to maintain reliability of our network, kiosk solutions and mobile applications we may lose both present and potential customers.

Our ability to attract and retain customers depends on the performance, reliability and availability of our network infrastructure, kiosk services, and mobile applications. We may experience periodic service interruptions caused by temporary problems in our own systems or software or in the systems or software of third parties upon whom we rely to provide such services. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems and interrupt our services. Computer viruses, electronic break-ins or other similar disruptive events also could disrupt our services. System disruptions could result in the unavailability or slower response times of the websites we host for our customers, which would lower the quality of the consumers’ experiences. Service disruptions could adversely affect our revenues and if they were prolonged, would seriously harm our business and reputation. This risk is heightened in the fourth calendar quarter, as we experience significantly increased traffic to our network during the holiday season. Any interruption that occurs during such time would have a disproportionately negative impact than if it occurred during a different quarter. We do not carry business interruption insurance to compensate for losses that may occur as a result of these interruptions. Our customers depend on Internet service providers and other website operators for access to our network. These entities have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Moreover, the Internet network infrastructure may not be able to support continued growth. Any of these problems could adversely affect our business.

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

If our security measures are breached, our products and services may be perceived as not being secure, end users and our customers may curtail or stop using our products and services, and we may incur significant legal and financial exposure.

Our products and services involve the storage and transmission of end users of our customers and our customers’ personal and proprietary information on our equipment and networks. Security breaches expose us to a risk of loss of this information, litigation, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability. The data of end users of our customers contained in our networks and security measures may in the future be breached due to the actions of outside parties (including cyber attacks), employee error, malfeasance, a combination of these, or otherwise, allowing an unauthorized party to obtain access to our data or that of the end users of our customers or our customers’ data. Additionally, outside parties may attempt to fraudulently induce employees, users, or customers to disclose sensitive information in order to gain access to our data or that of the end users of our customers or our customers’ data.

Any breach or unauthorized access could result in significant legal and financial exposure, increased remediation and other costs, damage to our reputation and a loss of confidence in the security of our products, services and networks that could potentially have an adverse effect on our business. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose end users of our customers and our customers.

We may divert our resources to develop new product lines, which may result in fluctuations in our expenditures.

In order to remain competitive, we must continually develop new product lines for our customers. We expect to continue developing new product lines, such as online printing of business and social stationery which were launched during fiscal 2012, business printing which was launched during fiscal 2013, and expand current product lines. The development of new product lines may result in increased expenditures during the development and implementation phase, which could negatively impact our results of operations. In addition, we are a small company with limited resources and diverting these resources to the development of new product lines may result in reduced customer service turn-around times and delays in deploying new customers. These delays could adversely affect our business and results of operations.

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

Our quarterly results may fluctuate, which may lead to volatility in our stock price.

Our future revenues and operating results may vary significantly from quarter to quarter due to a number of factors, some of which are outside of our control. Factors that could cause our quarterly results to vary include:

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

In the past we have relied on the proceeds of financings to fund our operations. In the past, we had negative cash flows from operations, including up to the year ended September 30, 2013. We achieved positive cash flows from operations for the years ended September 30, 2009, 2010, 2011, and 2012 and while we believe we will generate sufficient cash flow to meet our expected cash requirements for fiscal 2014, if we are unable to continue to generate positive cash flow from operations or continue to raise funds, we may be required to limit or curtail operations in the future.

At September 30, 2013, had an accumulated deficit of CDN$78,802,351. The successful implementation of our business strategy depends on numerous factors including economic, competitive and other conditions and uncertainties, the ability to hire and retain qualified personnel, the ability to obtain financing for continued development and commercialization of our products. Adverse economic or competitive conditions or the failure to hire and retain qualified personnel or obtain financing if required could affect our operations in the future.

During the year ended September 30, 2013 we recorded a loss before income tax of CDN$4,844,813, and during the same period recorded cash outflows from operations of CDN$2,916,385. In addition, we are currently generating sufficient revenues to cover our operating expenses. However, if our revenue growth slows or declines and our expenses do not slow or decline at an equal or greater rate we may be unable to continue to generate positive cash flows. If we are unable to generate positive cash flow from operations or raise the funds necessary to continue existing operations, we may be required to either limit or curtail operations.

As of September 30, 2013, we had cash and cash equivalents of approximately CDN$2,425,106. The cash available, along with anticipated positive cash flow from operations are expected to meet our requirements for fiscal 2014. See “Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources”.

Ongoing economic uncertainty and macroeconomic trends may negatively affect our business in the future.

Our financial performance depends on general economic conditions. The North American economy is experiencing a slow economic recovery from a deep recession, concerns about inflation, low consumer confidence, high unemployment rate and other adverse business conditions. Fluctuations in the U.S. and Canadian economies such as the recent recession could cause, among other adverse business conditions, a prolonged decline in consumer spending and an increase in the cost of labor and materials. Weak economic conditions, low consumer spending and decreased consumption may harm our operating results. If the economic climate does not improve, end users of our customers or potential customers could delay, reduce or forego their use of our products and services, which could impact our business in a number of ways, including lower prices for our products and services and reduced sales. In addition, adverse economic conditions may lead to price increases by our suppliers or increase our operating expenses due to, among others, higher costs of labor, energy, equipment and facilities. A prolonged and slow economic recovery or a renewed recession may also lead to additional restructuring actions and associated expenses. Due to reduced consumer spending and increased competitive pressures in the current economic environment, we may not be able to pass these increased costs on to our customers. The resulting increased expenses and/or reduced income would negatively impact our operating results. If the economic recovery continues to be slow, or if the economy experiences a prolonged period of decelerating or negative growth, our results of operations may be further harmed.

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

Until 2007 we had been focused on the Canadian marketplace. Since that time we have added a number of large new customers in the United States marketplace, including but not limited to, Costco USA, SAMS Clubs USA, Walgreens Co., CVS/pharmacy, Tesco and Fred Meyer. As a result of this we are now more concentrated in the United States marketplace. The United States marketplace for our services offers approximately ten times the size of the Canadian marketplace and due to our recent success in the United States market, a substantial portion of our operations is based on sales and services rendered to customers in the United States. Further, with our acquisition of Pixology in July 2007 and our acquisition of WorksMedia in March 2009, we have expanded into the United Kingdom. Although Pixology has lost customers since this acquisition and may lose additional customers going forward, we continue to expect a significant portion of our sales and services will be rendered to customers in the United Kingdom. Finally, during the past four fiscal years we have begun expanding the delivery of our service to customers outside of Canada, the United States and the United Kingdom to countries such as Australia, South Africa and other parts of Europe; however our financial performance will not be materially affected by fluctuations in the value of the Canadian dollar against the currencies in the other jurisdictions as we currently invoice customers in Canadian dollars, U.S. dollars, Euros or United Kingdom pounds. We record the financial results for the operations of our UK subsidiary, and U.S. subsidiary in United Kingdom pounds and U.S. dollars, respectively, and also undertake certain transactions with our United States customers in U.S. dollars. Sales to other jurisdictions around the world are conducted either in United Kingdom pounds, Canadian dollars or United States dollars.

Our consolidated financial results are reported in Canadian dollars. As a result, our earnings and financial position are affected by foreign exchange rate fluctuations in a number of ways. First, the Company is subject to translation risk. Translation risk is the risk that an entity’s financial statements for a particular period, or at a certain date, depend on the prevailing exchange rate of the local currencies in which its foreign subsidiaries operate against the Canadian dollar. Second, the Company is subject to transaction risk. Transaction risk is the risk that the exchange rate at which a transaction is initially recorded will be different from the rate at which it is settled. Finally, as a significant amount of the Company’s revenue is now in either US dollars or British pounds, any weakening in these exchange rates relative to the Canadian dollar will impact the revenue that is recorded by the Company. In extreme cases, this could eliminate the impact of underlying growth being experienced within the industry and result in a situation where the Company’s revenue declines even though the level of activity taking place through its platform is increasing.

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

If the facilities where our computer hardware are located failed, our business and results of operations would be harmed.

Our computer hardware necessary to operate our service is primarily located in a third-party hosting facilities located in Toronto, Ontario. Our systems and operations could suffer damage or interruption from human error, fire, flood, power loss, telecommunications failure, break-ins, terrorist attacks, acts of war and similar events. As the result of the two facilities, though we do have redundant systems in multiple locations, we do not have all customers hosted in each location; therefore, if one facility failed it may take days to get customers resident on the failed system live in the other facility. Further, we do not have business interruption insurance to compensate us for losses that may occur in relation to a failed facility(ies). In addition, the impact of any of these disasters on our business may be exacerbated by the fact that we do not have a disaster recovery plan in place.

We may not be able to protect and enforce our intellectual property rights, which could result in the loss of our rights, loss of business or increased costs.

Our success and ability to compete largely depends on our current technology and future technology that we may develop or license from third parties. To protect our technology, we have used the following:

  confidentiality agreements;

  retention and safekeeping of source codes; and,

  duplication of such for backup.

Despite these precautions, it may be possible for unauthorized third parties to copy or otherwise obtain and use our technology or proprietary information. In addition, effective proprietary information protection may be unavailable or limited in certain foreign countries. Litigation may be necessary in the future to:

  enforce our intellectual property rights;

  protect our trade secrets; or,

  determine the validity and scope of the proprietary rights of others.

Such misappropriation or litigation could result in substantial costs and diversion of financial and management resources and the potential loss of intellectual property rights, which could impair our financial and business condition.

If we become involved in intellectual property litigation we could incur substantial costs, expenses or liability, lose our exclusive rights or be required to stop certain of our business activities.

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

  pay damages;

  be subject to injunctions; or,

  halt deployment of our network and products while we re-engineer them or seek licenses to the necessary technology, which necessary licenses may increase our costs and might not be available on reasonable terms.

Any of these factors could have a material and adverse effect on our financial condition and business. See ITEM 8. FINANCIAL INFORMATION A. Consolidated Statements and Other Financial Information - Legal Proceedings.

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

We are dependent upon our management, employees and contractors for meeting our business objectives. In particular, members of the senior management team play key roles in our executive management and technical development. A lack of management continuity could result in operational and administrative inefficiencies and added costs, which could adversely impact our results of operations and stock price and may make recruiting for future management positions more difficult. We do not carry key man insurance coverage to mitigate the financial effect of losing the services of any of these key individuals. Loss of any of these key individuals would likely have an adverse effect on our business.

In addition, we may require additional capabilities. We cannot assure that we will be successful in attracting personnel of the appropriate calibre or we may be required to pay increased compensation to do so. Our failure to attract and retain qualified personnel could impair our ability to implement our business plan.

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

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property use and ownership, sales and other taxes, fraud, libel and personal privacy apply to the Internet and e-commerce as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. Those laws that do reference the Internet are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. The costs of compliance with regulations that govern the Internet and e-commerce may increase in the future as a result of changes in such regulations or the interpretation of them. Further, any failures on our part to comply with such regulations may subject us to significant liabilities. Those current and future laws and regulations or unfavorable resolution of these issues may substantially harm our business and results of operations.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in the company’s annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In the fiscal years ended September 30, 2007 and 2008, we concluded that our disclosure controls and procedures and our internal controls over our financial reporting were not effective. The deficiencies identified related to management’s application of certain complex accounting requirements. Following the identification of these deficiencies, we undertook remedial steps and plan to continue to take additional remedial steps to improve our internal and disclosure controls. There can be no guarantee that the measures taken will be sufficient to ensure accurate financial reporting in the future. A failure to provide accurate financial results may result in loss of investor confidence and may adversely impact the price of our common shares. In addition, our failure to maintain adequate internal and disclosure controls could lead to sanctions by the Securities and Exchange Commission and other regulatory bodies under the applicable legislation, including the Foreign Corrupt Practices Act of 1977.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, Canadian securities laws and the rules and regulations of the TSX. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act contains various provisions applicable to the corporate governance functions of public companies. Additional or new regulatory requirements may be adopted in the future. The requirements of existing and potential future rules and regulations will likely continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and effective internal control over financial reporting. Significant resources and management oversight are required to design, document, test, implement and monitor internal control over relevant processes and to remediate any deficiencies. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition and results of operations. These efforts also involve substantial accounting related costs.

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

On September 30, 2013, our common shares closed at a price of CDN$0.49 on the TSX and US$0.47 on the OTC Bulletin Board. During the period from October 1, 2012 to September 30, 2013, the adjusted high and low trading prices of our common shares on the TSX were CDN$0.58 and CDN$0.20, respectively, with a total reported trading volume of 4,362,800 shares. For the same period, the adjusted high and low trading prices of our common shares on the OTC Bulletin Board were US$0.49 and US$0.19, respectively, with a total reported trading volume of approximately 2,710,000 shares. The trading volume of our shares on the OTC Bulletin Board may not be representative of actual trading volume due to double ticketing of orders that may have occurred on one or more days of the period analyzed.

Daily trading volume on the TSX of our common shares for the period from October 1, 2012 to September 30, 2013 has fluctuated, with a high of 216,000 shares and a low of zero shares, averaging approximately 17,400 shares. Daily trading volume on the OTC Bulletin Board in our common shares for the period from October 1, 2012 to September 30, 2013 has fluctuated with a high of 221,300 and a low of zero, averaging approximately 10,800. Accordingly, the trading price of our common shares may be subject to wide fluctuations in response to a variety of factors including announcement of material events by us such as the status of required regulatory approvals for our products, competition by new products or new innovations, fluctuations in our operating results, general and industry-specific economic conditions and developments pertaining to patent and proprietary rights. The trading price of our common shares may be subject to wide fluctuations in response to a variety of factors and/or announcements concerning such factors, including:

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

  sales of our common shares, or securities convertible into our common shares;

  economic and other external factors or disasters or crises;

  limited daily trading volume; and

  developments regarding our patents or other intellectual property or that of our competitors.

In addition, the securities markets in the United States and Canada have recently experienced high levels of price and volume volatility, and the market price of securities of technology companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. It is expected that such fluctuations in price and limited liquidity will continue in the foreseeable future which may make it difficult for a shareholder to sell shares at a price equal to or above the price at which the shares were purchased.

At present, there is a limited market for our common shares in the United States. If a substantial and sustained market for our common shares does not develop in the United States, our US shareholders' ability to sell their shares may be materially and adversely affected.

During the year ended September 30, 2011 our common shares traded in Canada on the TSX Venture Exchange (“TSX-V”). Subsequent to September 30, 2011 the Company’s application to the Toronto Stock Exchange (“TSX”) was approved and effective October 18, 2011 the Company’s shares were de-listed from the TSX-V and began trading on the TSX. In the United States the Company’s common shares are traded on the OTC Bulletin Board, however, at present there is a limited trading market in the United States for our common shares and such is unlikely to develop further while we are quoted on the OTC Bulletin Board. There can be no assurance that our securities will ever qualify for listing on any other stock market or stock exchange in the U.S. or elsewhere. Accordingly, there can be no assurance that any U.S. market for our securities will continue.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on the market price of our common shares.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC's penny stock regulations which may limit a stockholder's ability to buy and sell our stock.

Our stock is a penny stock. The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000, not including any equity in that person’s or person’s spouse’s primary residence, or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

FINRA sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the “penny stock” rules promulgated by the SEC, the Financial Industry Regulatory Authority (FINRA) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

We have no history of paying dividends, do not intend to pay dividends in the foreseeable future and may never pay dividends.

Since incorporation, we have not paid any cash or other dividends on our common shares and do not expect to pay such dividends in the foreseeable future as all available funds will be invested to finance the growth of our business.

ITEM 4.	INFORMATION ON THE COMPANY

Summary

We are a company incorporated under the Business Corporations Act (British Columbia). Our principal and registered offices are located at Suite 590, 425 Carrall Street, Vancouver, British Columbia, V6B 6E3. We also have an office in Southampton, England and Austin, Texas.

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

On April 11th, 2013 we acquired Quarterhouse Software, Inc. (“Quarterhouse”), a software company based in Austin, Texas.

As of September 30, 2013, we had 34,299,471 common shares outstanding.

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

Principal Capital Expenditures And Divestitures

We continue to develop, change and enhance our software and product offerings. Since October 1, 1999, the only capital divestiture has been the filing by our US operating subsidiary, PhotoChannel, Inc., under Chapter 7 of the United States Bankruptcy Code with the United States Bankruptcy Court, District of Connecticut, on November 1, 2001. The only capital expenditures have been for computer equipment, software and furniture and leaseholds, which occurred in the normal course of our operations. Our total capital expenditures were approximately $1,560,779 compared with $2,181,069 for the year ended September 30, 2012, and $2,399,316 for the year ended September 30, 2011. Prior to 2009 we financed capital expenditures primarily by issuing common shares. All expenditures subsequent to the year ended September 30, 2009 have been financed through cash flows generated from operations or financed through equipment leases. Further details applicable to our anticipated capital expenditures and funding sources are detailed in Liquidity and Capital Resources in Item 5.B.

Principal Capital Expenditures And Divestitures Currently in Process

As of December 1, 2013 there were no capital expenditures or divestitures in process outside of the normal course of business.

Public Takeover Offers

There have been no public takeover offers by third parties in respect of our shares.

Acquisitions of subsidiaries

Acquisition of Pixology

The Company acquired Pixology on July 2, 2007. Pixology had two principal product offerings –in-store kiosk technology and an online digital printing solution called the Pixology Online Photo Center, which is similar to our PNI Digtial Media Platform offering. Pixology’s focus was in the delivery of software for in-store kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery. We acquired all of the outstanding shares of Pixology pursuant to a take-over offer, for a total purchase price of approximately $17,650,000 before direct costs associated with the acquisition, based on exchange rates at the time of take-up. We completed the acquisition of all of the outstanding shares of Pixology, and converted Pixology to a non-public company under the laws of the United Kingdom on October 27, 2007.

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

Acquisition of Quarterhouse

On April 11, 2013, the Company acquired 100% of the outstanding shares of privately-held QS Quarterhouse Software, Inc. (“Quarterhouse”), a company based in Austin Texas. Quarterhouse is a leading developer of web-based-print on demand software for commercial printers and distributors. Quarterhouse earned approximately $430,000 in revenues in their most recent financially completed year. Under the terms of the Agreement, we purchased all outstanding shares for $500,000 in cash and up to $500,000 in earn out payments may be made over the 13 months following closing upon achievement of various milestones. These milestones are related to functionality designed software solution advances designed to benefit our entry into new revenue producing areas. As of September 30, 2013, $50,000 in earn out payments have been made. Subsequent to September 30, 2013, an additional $75,000 in earn out payments have been made.

B.	Business Overview

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

The Company’s customers include some of the largest retailers on a worldwide basis, including, Costco, Walmart Canada, SAM’s Club, Blacks, Walgreens Co., CVS/Pharmacy, Tesco, Rite Aid and Fujifilm among others. In fiscal 2013, the Company won Office Depot and Samsung as new customers.

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

The Company has invested in, and focused on building a future towards, enabling e-commerce for all types of digital content for the retailers’ ‘Media Center’. Up to fiscal 2011, the PNI Digital Media Platform was limited to providing transaction processing and order routing services associated with photo print and photo related gift products. During fiscal 2012, the Company completed its platform development to enable the launch of its business printing and social stationery initiatives in November 2011 and February 2012 respectively. The dollar value of online transactions processed over the Platform has increased by 5.3% due to our investments in mobile technologies. With the latest mobile Platform release and launch of the industry’s first full HTML 5 site, the Company believes it has leapt ahead of the competition. This is expected to enrich the end-customer experience, resulting in increased transactions.

The Company’s business is seasonal, with a significant proportion of the Company’s recurring revenues net income and operating cash flows generated during the first fiscal (fourth calendar) quarter. As a result, any stoppages or interruptions in the provision of the Company’s Platform to its customers during the first fiscal (fourth calendar) quarter could have an adverse effect on the Company’s operating results and its relationships with its customers.

Company Update

In November 2013, the Company announced it had launched the first generation HTML5 stationery, collage, and canvas solutions with select major retailers. HTML5 applications are important to PNI’s mobile strategy as they work across all mobile and tablet devices as opposed to the previous industry standard Adobe® Flash®. Providing applications that work across the mobile market, especially on tablets, is important for the Company’s future growth. According to a May 2013 forecast from the International Data Corporation (IDC) Worldwide Quarterly Tablet Tracker, tablet shipments are expected to grow 58.7% year over year in 2013 reaching 229.3 million units, up from 144.5 million units in 2012. IDC now predicts tablet shipments will exceed those of portable PCs in 2013. In addition, IDC expects tablet shipments to outpace the entire PC market (portables and desktops combined) by 2015.

Effective September, 1, 2013, PNI has successfully transitioned the last of its retailer agreements that based PNI”s compensation on a legacy image upload model to the Company’s preferred transaction revenue share model. The Company continues to see the photo-market moving from traditional prints to higher order value products such as photo books created with customer content pulled from cloud and social networks such as Dropbox, Facebook, Instagram, Google+ Photos, Google Drive, Flickr and SkyDrive which are all integrated to the PNI Platform through the Company’s API. With a transaction fee model, PNI is now better positioned to participate in the revenue growth our retailers continue to see in the overall photo market. The Company has been actively engaged in transitioning legacy contracts where compensation was based on the number of images uploaded, to a participation model which will allow PNI to share in the revenue growth its retailers are seeing in the photo market.

In October 2013, the Company announced it had signed a definitive two year agreement with Samsung Information Systems America Inc. (“Samsung”) to provide its mobile photo printing services as an embedded application on Samsung devices sold in the United States. This application will enable Samsung customers to route photos taken on their Samsung handset for printing at over 30,000 retail locations in the United States connected to the Platform, including major retailers such as Costco US, CVS, Rite Aid, Sam’s Club, Walgreens, and Wal-Mart US. PNI launched the beta version of the application in the fall of 2013, with PNI earning a fee on each transaction processed. The Company has also announced it has integrated the Wal-Mart US Photo API technology to the PNI Platform via the PNI Photo Services API. As a result, apps and solutions, along with apps and products from third parties subscribed to the PNI platform, can directly submit photo prints and products to more than 8,000 Wal-Mart locations nationwide, often ready for pick up in as little as one hour.

As of September 2013, PNI has launched either standalone mobile photo app or apps bundled within the retailer’s master app for Costco, CVS, Rite Aid, Tesco and Wal-Mart. From our first app deployment in July 2012 to September 2013, mobile revenue as a percentage of overall retailer revenue has increased from 0.6% to 7.2%.

In September 2013, the Company announced it has integrated the Walgreens QuickPrints Photo API technology to the PNI Platform via the PNI Photo Services API. As a result, apps and solutions, along with apps and products from third parties subscribed to the PNI platform, can directly submit photo prints and products to more than 8,000 Walgreens locations nationwide, often ready for pick up in as little as one hour.

In August 2013, the Company announced it had signed a definitive three year agreement with Office Depot to license the Platform to help grow their successful Copy and Print Depot services. Office Depot represents a new customer win for PNI and the Company expects to provide Platform technology and services for over 1,100 Office Depot Copy & Print locations by early calendar 2014.

In July 2013, the Company released its new PNI Mobile Photo Software Developer Kit (“SDK”), offering any app developer the ability to add PNI’s full featured mobile photo application within their own mobile app and instantly interface with PNI’s Platform. The SDK builds on the Company’s series of technical innovations to expand its web-to-store innovations, which includes the Platform API launched in February 2013 and further entrenches our position as the industry leader in this technology.

In June 2013, the Company further expanded its supported cloud capabilities by adding access to Microsoft SkyDrive to the Platform, enabling end-users to access content stored on SkyDrive and send for printing. Access to SkyDrive builds on the Company’s existing cloud capabilities which include Dropbox, Facebook, Instagram, Google+ Photos, Google Drive and Flickr. Access to these cloud sites improves the library from which end-users can pull content and is part of our strategy to grow our mobile channel.

In April 2013, the Company acquired all of the outstanding shares of privately-held QS Quarterhouse Software, Inc. (“Quarterhouse”), an Austin, Texas based company that is a leading developer of web-based-print on demand software for commercial printers and distributors. The initial focus will be on business printing. The Company expects the highly customizable content management systems and automation tools from Quarterhouse will enable the Company to realize operational improvements and allow us to target retailers of all sizes including varying regional retailers and multi-outlet franchisees. In return for $500,000 in cash, the Company acquired 100% of Quarterhouse outstanding shares upon closing. Up to $500,000 in earn out payments may be made over the 12 months following completion of the acquisition upon the achievement of various milestones related to advancing the software solution with functionality designed to benefit the Company’s entry into new revenue producing areas. Quarterhouse earned revenues of approximately $430,000 in their most recently completed fiscal year.

In April 2013, the Company launched the next generation of the PNI Platform with the implementation of a new photo site for Costco at www.costcophotocenter.com. This site is the first in the next-generation of technologies that PNI is investing in, including new photobook builders, and integration with cloud media providers such as Facebook, Dropbox and Picasa, new HTML5 uploaders, better product displays, improved user experiences and our next generation of content management systems.

In February 2013, the Company announced and deployed the new PNI Photo Services API that enables developers to add print-to-store features to their mobile or web apps and enable their users to submit photo print orders directly over the PNI Digital Media Platform for in-store printing in as little as one hour. The PNI Photo Services API provides a direct connection over the PNI Digital Media Platform to in-store print services across PNI’s retailer network and the ability for app developers to display store lists, locations, hours of service, real time product pricing. The Company has signed several partners to the API already including Smartphoto, Aperion, Wrappz, Gartner Studios, Skinit, and Case Mate.

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

Utilizing the capabilities of our Platform, we are an internet infrastructure company that owns retail relationships and manages a Platform environment that today is focused on delivering digital imaging and personalized product creation from order origination to fulfillment. We have developed a fully syndicated white branded site that allowed for orders to be placed online and then routed to a remote location for printing for ultimate pick up by the consumer at the store location of their choice.

Transactions being handled over our Platform has continued to increase significantly:

FY 2008	FY 2009	FY 2010	FY 2011	FY 2012	FY2013

7.6 million	14.6 million	17.1 million	18.4 million	19.1 million	20.1 million

Our Platform is not restricted to the provision of digital imaging services. We can provide a range of personalized products that can be created, ordered and routed over the PNI Digital Media Platform to our customers. In 2008, we extended the PNI Digital Media Platform to include creation and on-demand ordering and routing of greeting cards from a website. This extension of the PNI Digital Media Platform has been populated across some of our existing retailers, and has also been used to acquire new retailer customers. The Company has recently directed a portion of its resources at investigating and developing other personalized products and services that can be offered over the Platform. After careful consideration of a number of options, the two areas chosen for development were small business printing and social stationery which were launched in the first and second quarter of fiscal 2012, respectively. Small business printing services allow the Company’s customers to offer an online service allowing consumers to order business collateral such as business cards, copies, flyers, letterhead and bound reports from their home or office and pick up the finished products in as little as the same day or next day from the retailer’s store location. Social stationery services allow the Company’s retailers to offer an online service providing personalised invitations and correspondence focused on life events such as weddings, birthdays, baby announcements etc.

In fiscal 2013, we launched the next generation of the Platform with the implementation of a new photo site for Costco, which includes integrations with cloud media providers such as Facebook, Dropbox, Picasa, new HTML5 uploaders, better product displays, improved user experiences, and out next generation of content management systems for better site merchandising. We partnered with Aperion Inc. to create rich libraries of themes and designs to be used as part of the Platform. We also launched the new PNI Mobile Photo SDK, which instantly connects to part of our Platform to any retailer who wants to drive profitable photo revenue as part of their mobile strategy. On October 15th, 2013, we announced our partnership with Samsung to connect users to retail photo printing solutions through their mobile phones on the PNI Digital Media Platform.

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

Pixology had two principal product offerings – in store kiosk technology and an online digital printing solution which is similar to our Network offering. Pixology’s focus was in the delivery of software for in store Kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery. In some instances, Pixology would also take on the responsibility for fulfilling the customer orders through the use of third party suppliers. Pixology had been providing this service in the retail environment for four years prior to our acquisition. We have taken over this service and provide it to a number of retail customers including Tesco and Costco. During the year ended September 2008 Jessops gave notice that they would not renew their contract at the end of its term in August 2009. In the last two fiscal years we have realized lower revenues in the former Pixology business resulting from changing fee structures of certain key customers while maintaining the same level if not higher services as well as the change in the kiosk operations..

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

PNI Photo Services Application Programming Interface

In February 2013, the Company announced and deployed its PNI Photo Services Application Programming Interface (“API”). The API enables developers to add a direct connection over the Platform to in-store print services across our retailer network.

Quarterhouse Software Technology

With the acquisition of QS Quarterhouse Software, Inc. on April 11th, 2013, we added capabilities for our business printing services. Quarterhouse develops highly customizable content management systems and automation tools that we expect will enable us to realize operational improvements and target retailers of all sizes. After this acquisition, we entered into a definitive agreement with AlphaGraphics of the Palm Beaches, for their use of the Quarterhouse software in their south Florida locations. The software will allow AlphaGraphics to offer its customers a new online business printing service that directly connects to its in-store printing capabilities. Additionally, we signed a definitive three year license agreement with Office Depot to provide Platform technology and services for over 1,100 Office Depot Copy & Print locations by early 2014.

Updated PNI Platform

In April 2013, we launched the new generation of our PNI Platform in implementing a new photo site for Costco. The new site provides an improved user experience and our next generation of content management systems by including new photo builders, integrating with cloud media providers, and providing better product displays and new HTML5 uploaders.

Expanded Cloud Capabilities

In June 2013, we further expanded our cloud capabilities by adding access to Microsoft SkyDrive to the Platform. This builds on our existing cloud capabilities and adds to the current library from which end-users can pull content to send for printing by including access to content stored on SkyDrive.

PNI Mobile Software Developer Kit

In July, 2013 we released our new PNI Mobile Software Developer Kit (“SDK”) offering any app developer the ability to add our full mobile photo application within their own mobile app. The

SDK builds on our recent series of technical innovations to expand our web-to-store capabilities. We also launched an all-new Tesco Photo Prints mobile app for Android for Tesco. The new app allows Tesco customers to upload photos from their mobile device for printing in as little as one hour from 120 participating Tesco photo centers nationwide.

Summary of Gross Revenues

During the three years ended September 30, 2013 our revenue was generated as follows:

	For the Year ended September 30,
	2013		2012		2011
Canadian based operations	$19,206,634	92%	$18,920,053	83%	$18,742,467	79%
United Kingdom based operations	1,692,570	8%	3,792,752	17%	4,943,884	21%
Total Revenue	$20,899,204		$22,712,805		$23,686,351

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

Direct competitors in the market who also provide digital print services on behalf of retailers include Snapfish (a division of Hewlett Packard), LifePics, and Storefront.com Online Inc.. The competition for in-store kiosk software is provided by companies such as Hewlett Packard, Lucidiom, Storefront.com Online Inc., Kodak, DNP Photo Imaging and Fujifilm. Although there continues to be an increased trend of business being conducted over the internet and away from the traditional store environment, a significant portion of photo and photo related business is still conducted in-store through kiosk interfaces and the Company believes there remains significant business potential to increase market share and revenue by connecting kiosk-based interfaces to the PNI Digital Media platform.

Online photo print services

Internet photography service providers offer different services, some associated with photo products, personalized photo gifts, stationery and small business printing collateral, others with archiving and sharing, and some provide a comprehensive photo community service. The following are the common services provided:

  Content - the ability to offer uploading of digital images through various devices, as well as image enhancing options. Internet portals can charge for the uploading service or provide it free of charge. Some companies offer the content for online photography community sites, promoting photographic education via articles and photo-magazine subscriptions or via a chat platform and lectures with professional photographers.

  Sharing/Albums - via the creation of albums and archives, many of the sites offer the ability to view and share photos.

  Photofinishing - is generated through prints, reprints, enlargements, gift items and sales of photo hardware and supplies.

  Community - communities offer an interactive location where the user can find a one-stop- shop catering to photography.

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

We have four (4) wholly owned subsidiaries, PNI Digital Media Ltd (formerly Pixology Limited). PNI Digital Media Europe Ltd. (formerly Pixology Software Limited), and QS Quarterhouse Software, Inc. are all active and WorksMedia Limited is dormant. We acquired Pixology Limited and Pixology Software Limited in connection with the acquisition of Pixology Plc that was completed in July 2007. We acquired WorksMedia Limited as part of the acquisition of the WorksMedia business that was completed in March 2009. Our U.K. and kiosk operations are operated out of PNI Digital Media Europe Ltd. Finally, we acquired all outstanding shares of QS Quarterhouse Software, Inc. in April 2013.

D.	Property, plant and equipment

Our executive offices are located at Suites 590 and 100 – 425 Carrall Street, Vancouver, British Columbia, Canada, V6B 6E3. The premises currently comprise approximately 20,477 square feet in an office building and are leased from an unaffiliated party. The company’s main lease expires in July 2023. The base monthly rent is approximately $25,206.

Our Platform equipment is located at TELUS Corporation’s co-located hosting facilities, which are located at 73 Laird Drive, East York, Ontario, Canada. The premises are under contract from an unaffiliated party for a period of forty-seven months. The lease expires on November 20, 2015. The base monthly rent in Toronto, including prepaid monthly bandwidth usage of 400 Mbps, is approximately $158,378.

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

General

This section contains forward-looking statements involving risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under Item 3.D – Risk Factors. In this section, we explain our consolidated financial condition and results of operations for each of the years ended September 30, 2013, 2012 and 2011. As readers read this section, they may find it helpful to refer to our consolidated financial statements included in Item 18 of this annual report and the information contained in the section entitled “Selected Financial Data” in Item 3 of Part I of this annual report.

As required by the Canadian Accounting Standards Board, the Company adopted IFRS on October 1, 2010 and the Company’s financial information for 2011 has been prepared on a retrospective basis to comply with IFRS.

Critical Accounting Policies

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Intangible Assets

(i)	Identifiable intangible assets

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

(ii)	Software development costs

Software development costs includes the costs to customize aspects of the Company's PNI Network software for specific customers as well as the cost of generating the Company's software used in the PNI Network and software sold to customers. For costs incurred to generate software used in the PNI Network or sold to customers, the Company classifies costs into a research phase and a development phase. Costs incurred during the research phase are expensed when incurred as the Company is not able to demonstrate that the software will generate future economic benefits. Costs incurred during the development phase are recognized as intangible assets only if the Company can demonstrate the asset meets the criteria laid out under the relevant standards.

During the year ended September 30, 2013, no internal development costs were capitalized as these costs did not meet the criteria for capitalization (2012: $508,806, 2011: $186,426), based on lack of certainty over the achieving future economic benefits from these activities.

. During the year ended September 30, 2013, the Company expensed $9,907,590 in software development expenses (2012: $9,678,638, 2011: $9,439,423). These costs principally consist of staff and consulting costs associated with the day to day operations of the Company including customizing aspects of the Company’s PNI Network software for specific customers, generating and maintaining the Company’s software used in the PNI Network and exploring new initiatives.

(iii)	Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the identifiable net assets of the acquired enterprise at the date of acquisition. Goodwill is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. The allocation of goodwill to cash generating units reflects how goodwill is monitored for internal management purposes. A group of CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. The Company’s CGUs are PNI Canada (its Canadian operations) and PNI Europe (its European operations). Goodwill is not amortized, and is carried at cost less accumulated impairment losses, if any. Management reviews the performance of its cash generating units based on geography, which is also at the operating segment level. Irrespective of any indication of impairment, the recoverable amount of the cash generating unit or group of cash generating units to which goodwill has been allocated is tested annually for impairment or more frequently if there is an indication that the goodwill may be impaired in accordance with “impairment of non-financial assets.” The carrying value of goodwill is compared to the recoverable amounts, which is the higher of the value in use and the fair value less costs to sell. Any impairment is recognized in expense immediately and is not subsequently reversed.

b)	Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Long lived assets that are not amortized are subject to an annual impairment test. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of:

  An asset’s fair value less costs to sell; and

  Value in use (being the present value of the expected future cash flows of the relevant asset or CGU).

The impairment test methodology is based on a comparison between the higher of fair value less costs to sell and value-in-use of each of the Company's CGUs and the net asset carrying values, including goodwill, of the Company's CGUs. An impairment loss is recognized if the carrying amount of a CGU exceeds its estimated recoverable amount. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or cash generating unit. Estimated future cash flows are calculated using estimated future prices, operating and capital costs.

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

c)	Current and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations and comprehensive loss except to the extent that it relates to items recognized directly in other comprehensive income or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. As at September, 2013, the Company has not incurred any taxes payable (2012: $nil, 2011: $nil).

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

  Through Network Services, the Company’s customers obtain access to the PNI Digital Media Platform (Platform) which provides the technology which delivers media transactions between retailers and content providers and their consumers. The Platform provides a transaction and order routing tier which delivers orders placed either through online sites, mobile devices or kiosks to the production facilities of the Company’s customers for production and delivery to end consumers. Through the Platform, customers are able to store, edit, archive, distribute and print photographs and other personalized products. The Company does not produce the content, but may act as an agent for certain retailers for some consumer deliverables. The Network Services provided by the Company may include the software, hosting, storage and archiving facilities, ongoing development up to a specified threshold of hours, initial integration of the software into the customer’s environment, technical support, maintenance services and hardware. Fees for these services are paid through fixed and variable fees. The variable fees are based on different factors and may be based on the number of physical locations connected to the Network, the number of transactions processed through the Platform, the number of images uploaded through the Platform, a percentage of revenue earned by its customers and the amount of storage capacity used in excess of minimums provided in the contract. The Company accounts for the Network Services as a single unit of accounting.

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

  Cash received from customers prior to the related revenue being recognized is recorded as deferred revenue. In addition to this general policy:

    Fees earned for software licenses relate to the sale of software either directly to retailers or to distributors for resale to retailers for use in-store, allowing end users to edit and order prints and other photo-related items from digital images. Revenue from these arrangements that involve multiple elements are reviewed to determine whether a delivered item(s) has value to the customer on a stand-alone basis and whether there is objective and reliable evidence of the fair value of the undelivered item(s). If these criteria are met, the Company allocates revenue using the relative fair value of each element within the contract that has stand-alone value, such as software products, post contract customer support and maintenance. In instances, where the Company has evidence of the fair value of each element within a multiple deliverable arrangement, revenue is recognized upon the delivery or rendering of service(s) with respect to each section as there is no general right of return. Revenue for perpetual software licenses is recognized upon delivery, as the license holder is not obligated to pay maintenance for the ongoing use of the license. Maintenance fees are recognized on a straight line basis over the term of the maintenance service period. If the fair value of the delivered item is not obtainable, the Company allocates revenue using the residual method in instances where the fair value of the undelivered item is verifiable. The Company does not currently have any multiple deliverable arrangements which require the use of the residual approach.

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

    The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares, forfeitures, and an expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 15b. The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

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

A.	Operating results

    Operational Highlights for 2013

      We processed a record 20.1 million transactions during fiscal 2013, as compared to 19.1 million during fiscal 2012. In addition, we processed $248.7 million in online transactions over our platform on behalf of our retail partners, as compared to $236.2 million during fiscal 2012, evidencing the continued growth of the online photo business across our platform.

      Revenue for fiscal 2013 was $20.9 million, as compared to $22.7 million in fiscal 2012, an 8% decrease. The decrease in revenues as compared to the prior year is due in part to the renegotiation and three year extension of our agreement with our largest UK based retail partner, which has also been the fastest growing photo business across our customer base. These new terms came into effect in July 2012. Also impacting revenues were lower upload fees from customers where we are compensated on an upload model, and reduced revenues from ASDA Stores Ltd. for whom we no longer provide online photo services. Effective September 1, 2013, all customers contracts in which we had previously been compensated on the basis of each image uploaded the PNI Platform had been transitioned to a transaction fee model.

      Transaction fees represented 78% of total revenue, as compared to 78% during the same period of fiscal 2012.

      Cash was $2.4 million at September 30, 2013, as compared to $4.6 million at September 30, 2012.

      Generated loss before taxes for fiscal 2013 of $4.8 million, as compared to a loss before taxes of $2.3 million in fiscal 2012.

      Non-IFRS adjusted EBITDA1 for fiscal 2013 resulted in a loss of $1,692,970, compared to a non-IFRS adjusted EBITDA of $1,464,784 during the fiscal 2012. The reduced adjusted EBITDA in the current period is a reflection of the lower revenues earned as well as higher personnel costs, higher legal and accounting fees, and higher one-time direct costs associated with the reprinting of certain items sold. In addition, the year ended September 30, 2012 $695,232 of personnel costs were capitalized as internal use software, whereas no comparable costs were capitalized in the year ended September 30, 2013. Also negatively impacting adjusted EBITDA in the year were higher legal costs associated with the acquisition of Quarterhouse as well as legal fees associated with defense of certain patent infringement claims, one of which was settled during the year.

    1 – Adjusted EBITDA is a non-IFRS financial measure which the Company defines as net profit plus amortization, impairment, interest expense, tax expense, share-based compensation expense and un-realized foreign exchange loss (gain).

    Selected Information

    The following table sets forth selected consolidated annual financial information of the Company for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Company:

		September 30,
	2013	2012	2011
	IFRS	IFRS	IFRS
	$	$	$
Net (loss) income	(7,667,330)	(4,122,653)	1,099,600
Net (loss) income per share	(0.22)	(0.12)	0.03
Total cash and cash equivalents	2,425,106	4,611,824	3,936,176
Working capital	1,211,166	4,779,791	5,397,594
Total assets	14,751,232	19,964,896	22,472,894
Total liabilities	6,912,653	5,145,684	3,568,532
Shareholders’ equity	7,838,579	14,819,212	18,904,362

    Year Ended September 30, 2013

    For the year ended September 30, 2013, the Company had a net loss of $7, 667,330 or $0.22 per share compared to a net loss of $4,122,653 or $0.12 per share with the corresponding period in 2012.

    Revenues

    Revenues for the year ended September 30, 2013 were $20,899,204 reflecting a decline of $1,813,601 or 8% from revenues generated in the year ended September 30, 2012 of $22,712,805.

    The decrease in revenue, despite increased transactions over the Platform, was due to $2,100,182 lower transaction revenue generated in the United Kingdom, which is predominantly the result of the renegotiation and three-year extension with our largest UK based retail partner which became effective in July of 2012, and reduced revenues from ASDA Stores Ltd. for whom we no longer provide online photo services.

    Also impacting the lower transaction revenue in the current periods were lower upload fees from customers where we are compensated on an upload model, offset by higher revenues generated from mobile devices.

    Cost of sales decreased to $10,401,693 for the year ended September 30, 2013, from $10,458,022 for the year ended September 30, 2012, a decrease of $56,329, or less than 1%, due to lower property and equipment amortization, intangible asset amortization, offset by higher employee expenses, and licensing costs.

    In 2013, the Company recorded an impairment charge of $594,851 (2012: $77,382) which arose in the European CGU, resulting in the carrying amount if the CGU written down to its recoverable amount and included the full write off of the goodwill amount. No further write down in CGU considered necessary as the remaining assets all liquid and at fair value. The impairment charge was recorded in cost of sales on the consolidated statements of operations and comprehensive (loss) income. In 2012, the Company recorded a non-cash intangible asset impairment loss of $540,736 primarily due to underperforming revenues associated with previously capitalized internal use software in our Canadian operating segment.

    Operating expenses

    Software development expenses increased to $9,907,590 for the year ended September 30, 2013, from $9,678,638 for year ended September 30, 2012. The increase of $228,952, or 2%, was mainly driven by $695,232 of capitalized personnel costs associated with the development of internal use software in fiscal 2012. If these costs had not been capitalized last year, current period total software development expenses would have decreased over the prior year by $466,279 as compared to 2012. This decrease is due to lower employee expenses. During 2013 we completed some of our major initiatives in mobile, cloud media, HTML5, and our API, which we anticipate will help drive a return to growth in the 2013 holiday season. As a result, we have begun scaling back our outsourced development teams.

    General and administration expenses decreased to $3,591,014 for the year ended September 30, 2013, as compared to $3,768,203 for the year ended September 30, 2012. The decrease of $177,189, or 5%, was mainly due to lower employee expenses, including stock based compensation, lower board fees, and lower bad debt expense, offset by increased legal costs associated with the acquisition of Quarterhouse as well as legal fees associated with defense of certain patent infringement claims, one of which was settled during 2013.

    Sales and marketing expenses increased to $1,474,749 for the year ended September 30, 2013, from $1,038,374 for the year ended September 30, 2012. The increase of $436,375, or 42%, was due to higher personnel costs, including severance.

    Other income and expenses

    During the year ended September 30, 2013, the Company recorded an unrealized foreign exchange loss of $542,234, and a realized foreign exchange gain of $58,621. The unrealized loss arose primarily as a result of the translation of intercompany balances between the UK subsidiaries and the Canadian parent, while the realized gain was the result of favorable changes in Canadian dollar between the time sales invoices were raised and the receipt of funds.

    Income Taxes

    During the year September 30, 2013, the Company recorded an income tax expense in the amount of $2,822,517 compared to the recognition of an income tax expense during the year ended September 30, 2012 of $1,814,221. The Company’s net deferred tax asset as at September 30, 2013 is $2,214,519. The Company also recorded a net deferred tax liability of $502,250 associated with the Quarterhouse acquisition. Company expects to utilize the net deferred tax asset through a combination of retaining existing customers and closely monitoring controllable cash costs. The Company expects to utilize the majority of the net deferred income tax asset over the next five to seven years.

    Year Ended September 30, 2012

    For the year ended September 30, 2012, the Corporation had a net loss of $4,122,653 or $0.12 per share compared to a net profit of $1,099,600 or $0.3 per share with the corresponding period in 2011.

    Revenues for the year ended September 30, 2012 were $22,712,805 as compared to $23,686,351 for the year ended September 30, 2011.

    Income tax expenses for the year ended September 30, 2012 were $1,814,221 as compared to a an income tax recovery in the amount of $1,299,025 for the year ended September 30, 2011.

    Total expenses and cost of sales for the year ended September 30, 2012 were $24,943,237 as compared to $23,755,029 in the corresponding period of 2011. The increase was predominantly due to our continued investment in social stationery and business printing in order to meet our planned roll out of our new offerings with additional customers.

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

    Refer to Critical Accounting policies for Estimated Impairment of Goodwill, Recoverability of Deferred Income Tax Assets and Share Based Payments.

    Estimated impairment of goodwill

    The Company tests annually whether the goodwill has suffered impairment, in accordance with the accounting policy states in note 2. The recoverable amount of the cash generating unit have been determined based on the higher of the value in use calculations and the fair vale less costs to sell.

    The Company assessed the carrying values of goodwill, which is allocated to the Company’s European operating segment. An impairment charge of $594,851 (2012: $77,382) arose in the European CGU, resulting in the carrying amount if the CGU written down to its recoverable amount and included the full write off of the goodwill amount. No further write down in CGU considered necessary as the remaining assets all liquid and at fair. The impairment charge was recorded in cost of sales on the consolidated statements of operations and comprehensive loss.

    The impairment test was based on the value in use or fair value as applicable. The impairment test methodology is based on a comparison between the higher of fair value less costs to sell and value-in-use and the net asset carrying values, including goodwill. An impairment loss is recognized if the carrying amount exceeds its estimated recoverable amount. Estimates used to determine value in use are reviewed annually and updated based on facts and circumstances. The calculation of value in use was based on the following key assumptions:

      Cash flows were projected based on past experience, actual operating results and planned results for the near term. Terminal value calculations for the cash generating unit were extrapolated using a constant growth rate of 3%.

      The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. Risks specific to the assets of these units have not been included within the calculation of the discount rates used, but have been factored into the cash flow projections.

      The net present value of the future expected cash flows was compared to the carrying value of the Company’s investment in these units, including goodwill, at year-end.

    Share-based payments

    The Company’s share-based awards may take the form of stock options, Performance Share Units (“PSU”), and Restricted Share Units (“RSU”) which are granted to directors and certain employees of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of the grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. If awards are granted, each vesting tranche is accounted for as a separate award. Compensation expense is recognized for awards expected to vest over the applicable vesting period with a corresponding increase in contributed surplus.

    On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contribute surplus is credited to share capital. On vesting of PSUs and RSUs, the Company issues common shares from treasury and the compensation expense previously recorded to contributed surplus is credited to share capital. All awards are equity settled.

    The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted the volatility of the Company’s common shares, forfeitures, and any expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 14b of the Company’s financial statements. Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

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

    Recoverability of deferred income tax assets

    The amount recognised as deferred tax is generally determined utilising undiscounted cash flows aligned with estimates used in assessing the impairment of goodwill. Management considers all factors that could affect the probability that future taxable profits will be available. The factors include profitability of operations, estimate of terminal value, which is calculated consistently with the terminal value used to assess the carrying value of long-term assets, and customer renewal rates. The amount recognised is sensitive to the loss of certain key customers.

    Based on management’s analysis, the Company reduced the value of its deferred tax assets in its Canadian and European operations totalling $2,822,517 (2012: $1,814,221). This change is a result of lower projected revenues as the company experiences certain challenges from certain customers in the form of changing fee structures while maintaining the same level of services if not higher. Certain of these contracts were renegotiated in the current year which gave rise to the changes in management’s estimates and the resulting reduction of the deferred tax asset.

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

    During the year ended September 30, 2013 its working capital decreased to $1,211,166. The Company's liquidity position may fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year. The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year. As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

    The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments. Management monitors its cash balances and projections on a weekly and monthly basis. The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables. The Company has a positive working capital position of $1,211,166 at September 30, 2013 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in the credit risk note below. As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable. However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the Company’s working capital level could periodically change depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

    The Company’s activities are being funded out of its operating cash flow, the Company’s line of credit, and lease facility. Previously the Company has not encountered any difficulties doing so, however if negative operating results continue in future periods there is a risk that the Company would not be able to meet all of its contractual commitments when due. The Company has in place a revolving demand facility with its bank which, subject to certain criteria being met, could provide the Company with additional funds of up to $1,500,000 as well as a $1,250,000 lease facility.

C.	Software development, patents and licenses, etc.

    During the fiscal year ended September 30, 2013 we expended $9,907,590 (2012 - $9,678,638) on software development related to our Network and kiosk software.

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

    See ITEM 8. FINANCIAL INFORMATION A. Consolidated Statements and Other Financial Information Legal Proceedings for further discussion of legal matters.

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

    This trend in product mix continued in fiscal 2013. Revenue for fiscal 2013 was $20.9 million, as compared to $22.7 million in fiscal 2012, a 7.8% decrease. The decrease in fees as compared to the prior year is due in part to the renegotiation and three year extension of our agreement with our largest UK based retail partner, which has also been the fastest growing photo business across our customer base. These new terms came into effect in July 2012. Also impacting revenues were lower upload fees from customers where we are compensated on an upload model, and reduced revenues from ASDA Stores Ltd. for whom we no longer provide online photo services. Effective September 1, 2013, all customers contracts in which we had previously been compensated on the basis of each image uploaded the PNI Platform had been transitioned to a transaction fee model. Throughout this period, the overall volume of orders placed over our platform grew by 5% and totalled 20.1 million.

    Effective September 1, 2013, the Company has successfully transitioned the last of its significant retailer agreements that based the Company’s compensation on a legacy image upload model to its preferred transaction revenue share model. With a transaction fee model, the Company is now better positioned to participate in the revenue growth its retailers continue to see in the overall photo market.

    The Company has continued developing its social stationery and business printing service offerings throughout fiscal 2013. In August 2013, the Company announced it had signed a definitive three year agreement with Office Depot to license the Platform to help grow their successful Copy and Print Depot services. Office Depot represents a new customer win for the Company and it expects to provide Platform technology and services for over 1,100 Office Depot Copy & Print locations by early calendar 2014.

    In November 2013, the Company announced it had launched the first generation HTML5 stationery, collage, and canvas solutions with select major retailers. HTML5 applications are important to the Company’s mobile strategy as they work across all mobile and tablet devices as opposed to the previous industry standard Adobe® Flash®. Providing applications that work across the mobile market, especially on tablets, is important for the Company’s future growth. According to a May 2013 forecast from the International Data Corporation (“IDC”) Worldwide Quarterly Tablet Tracker, tablet shipments are expected to grow 58.7% year over year in 2013 reaching 229.3 million units, up from 144.5 million units in 2012. IDC now predicts tablet shipments will exceed those of portable PCs in 2013. In addition, IDC expects tablet shipments to outpace the entire PC market (portables and desktops combined) by 2015.

E.	Off-Balance Sheet Arrangements

    Not Applicable

F.	Tabular Disclosure of Contractual Obligations

		Payments due by period
	Total	Less than 1	1-3 years	3-5 years
		year
Accounts payable and accrued liabilities	3,037,371	3,037,371	-	-
Other short-term debt obligations	1,401,070	1,401,070	-	-
Equipment leases	966,861	371,131	595,730	-
Property leases	2,737,744	584,988	1,137,535	1,051,221
Purchase consideration payable	343,279	343,279
	8,486,325	5,737,839	1,733,265	1,051,221

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

    The names, residences, ages, positions with us, principal occupations and beneficial ownership of our securities of each of our directors and executive officers as at December 1, 2013 are as follows. All Directors serve until the next Annual General Meeting of our Shareholders.

				Percentage
Name and Residence		Positions with Company and	Securities Beneficially	of
(If a Director, period such		Principal Occupations	Owned, Directly or	Outstanding
position held)	Age	During the Last 5 Years	Indirectly(4)	Shares(5)
Peter Fitzgerald (1) (2) (3) Herts, United Kingdom Director (July 2001 - present)	65	March 2005 to September 2008: President & CEO of the Company Chairman of the Company	1,830,113 Common Shares(6)	4.84%
Kyle Hall Vancouver, BC, Canada Director (March 2009 to present)	48

    October 2008 to Present: Chief
    Executive Officer; March 13, 2003 – October 4, 2004: Corporate Secretary of the Company;
    June 5, 2002 to September 30, 2008:
    Executive Vice President, Business
    Development of the Company

			439,733(7) Common Shares	(*)
Rob Chase (1) (2) (3) Vancouver, BC Director (March 2013 to present)	44	COO of Absolute Software Corporation;	320,940(8) Common Shares	(*)
Dave Jaworski (1) (2) (3)	53	CEO of Meta Media Partners LLC;	44,440(9)	(*)

				Percentage
Name and Residence		Positions with Company and	Securities Beneficially	of
(If a Director, period such		Principal Occupations	Owned, Directly or	Outstanding
position held)	Age	During the Last 5 Years	Indirectly(4)	Shares(5)
Franklin, TN Director (March 2013 to present)		COO of Lifebook Company LLC; Netsteps LLC, Vice President of Sales and marketing; board member of 2xGlobal.	Common Shares
Josef Vejvoda (1) (2) (3) Waterloo, ON Director (March 2013 to present)	48	President of Jove Capital Inc.	89,440(10) Common Shares	(*)
Karl Oertel Surrey, UK	46	July 2007 to Present: VP UK Operations of the Company; August 2006 to July 2007: Pixology Ltd. VP UK Operations; July 1997 to August 2006: ITEBA Ltd. – Operations Manager	7,100 Common Shares	(*)
Chris Egan Vancouver, BC, Canada	37	December 2012 to Present: VP,
    Product Management
    December 2011 to December 2012:
    VP Business Services
		January 2003 to December 2011: various roles, the last of which was as the Director of Business Technology and Integration	38,330(11) Common Shares	(*)
Cameron Lawrence Vancouver, BC	34	August 2012 to Present: CFO
    October 2008 to June 2012: various
    roles the last of which was Senior
    Director of Finance and Principal
    Accounting Officer of OncoGenex
    Pharmaceuticals, Inc.
    September 2003 to October 2008: Manager of PricewaterhouseCoopers
		LLP	125,333(12) Common Shares	(*)
Simon Cairns Vancouver, BC	42	December 2012 to Present: VP Business Development of the Company; April 2009 to December 2012: Director of Corporate Development.	46,866(13) Common Shares	(*)
Paul Thomas Port Moody, BC	41	December 2012 to Present: VP of Technology at the Company; August 2008 to December 2012 various roles, the last of which was as Director of Technology with the Company and Enterprise Architect.	47,366(14) Common Shares	(*)
Roger Canann Cedar Park, TX	44	April 2013 to Present: VP, US Development; Founder and Director of Quarterhouse.	0 Common Shares	(*)

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.

(4)

    Information regarding shares beneficially owned or controlled is as of December 1, 2013 (the “Determination Date”) and has been furnished by the respective individuals. As such, we assume no responsibility for its accuracy or completeness. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities including warrants and stock options for which the individual has the right to exercise within 60 days of the Determination Date. We believe that the beneficial owners of shares of our common shares listed above have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(5)	Based on 34,326,154 common shares issued and outstanding as of December 1, 2013.
(6)	Includes 169,440 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(7)	Includes 283,333 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(8)

    Includes 175,700 shares held by Mr Chase’s spouse, which shares are deemed to be indirectly owned by Mr. Chase, and 44,440 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(9)	Includes 44,400 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(10)	Includes 44,440 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(11)	Includes 33,333 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(12)	Includes 33,333 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(13)	Includes 41,666 common shares that may be issued pursuant to stock options exercisable within the next sixty days.
(14)

    Includes 25,000 shares held by Mr Thomas’ spouse which shares are deemed to be indirectly owned by Mr. Thomas, and 16,666 common shares that may be issued pursuant to stock options exercisable within the next sixty days.

(*)	Denotes beneficial ownership of less than 1% of the issued and outstanding common shares of our Company.

B.	Compensation

    During the fiscal year ended September 30, 2013, the aggregate amount of compensation paid by us and our subsidiaries to all directors and officers as a group for services in all capacities was $1,929,755.

    Our Company may grant, pursuant to the policies of the TSX, stock options to directors, officers and employees of, and consultants to, our Company or a subsidiary of our Company, or to employees of a company providing management services to our Company or any of our subsidiaries. We have adopted a stock option plan that is more fully described in Item 6.E of this annual report.

    During the fiscal year ended September 30, 2013 neither us nor our subsidiaries set aside or accrued any amount to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by us or our subsidiaries. The term “plan” includes all plans, contracts, authorizations or arrangements, whether or not set forth in any formal document.

    The following table sets out all compensation paid to our Chief Executive Officer and our three most highly compensated executive officers other than the Chief Executive Officer during the fiscal periods indicated.

Long Term
		Annual Compensation				-	Compensation
					Stock		Common Shares
Name and	Fiscal	Salary	Bonus	Benefits	Options	Total	Under-
Lying Options and
Principal	Year	($)	($)	($)	($)(11)		Performance Share
Units Granted
Position				-	-	-	(Number)
Kyle Hall (1) CEO	2013 2012	265,000 265,000	- -	2,302 4,175	47,980 20,107	315,282 289,282	175,000 400,000
Patrick Nangle Former COO(2)	2013 2012	55,385 46,875	- -	542 369	(6,365) 6,365	49,562 53,609	- 200,000
Cameron Lawrence CFO(3)	2013 2012	165,625 15,385	10,000 -	4,694 52	14,802 -	195,121 15,437	275,000 -
Aaron Rallo Former President(4)	2013 2012	Nil 56,250	Nil -	Nil 171,100	Nil (9,363)	Nil 217,987	Nil -
Simon Bodymore(5) Former CFO	2013 2012	Nil 174,167	Nil -	Nil 2,759	Nil 2,625	Nil 179,551	Nil -
Harley Ware, Former EVP, In-Store Retail Systems (6)	2013 2012	16,667 200,000	- -	66,839 2,317	(7,023) 8,373	76,483 210,690	- 200,000
Simon Cairns VP, Business Development	2013	150,000	-	1,164	10,676	161,840	150,000
Chris Egan VP, Product Management	2013	150,000	-l	2,268	14,801	167,069	100,000
Paul Thomas VP, Technology	2013	143,250	-	2,289	10,320	155,859	150,000
Roger Canann Cedar Park, TX	2013	61,442	-	10,570	428	72,440	15,000
Karl Oertel Surrey, UK	2013 2012	126,813 119,774	- -l	25,394 8,821	1,664 3,075	153,871 131,670	15,000 -
Kevin Jampole Richmond BC	2013	175,000	17,100	100,701	-	292,801	-

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

(2)	On July 17, 2012 the Company announced the appointment of Patrick Nangle as Chief Operating Officer and held this position until January 2, 2013.
(3)

    On September 11, 2012 the Company announced the appointment of Cameron Lawrence as Interim Chief Financial Officer. Compensation for 2012 relates to the period of September 11, 2012 to September 30, 2012.

Mr. Lawrence was subsequently appointed CFO on December 10, 2012.
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

(7)	On December 10, 2012, Simon Cairns was appointed Vice President, Business Development.
(8)	On December 10, 2012, Chris Egan was appointed Vice President, Product Management.
(9)	On December 10, 2012, Paul Thomas was appointed Vice President, Technology.
(10)	Compensation expense recorded in accordance with IFRS 2 Share Based Payment.

C.	Board Practices

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

    The Audit Committee consists of four directors. Subsequent to March 14, 2013, this committee consists of Rob Chase (Chairman), Peter Fitzgerald, Josef Vejvoda and David Jaworski. Prior to March 14, 2013, the committee consisted of Robert Chisholm (Chairman), Peter Scarth, Thomas Nielson and Peter Fitzgerald. This committee is responsible for all relationships between our independent external auditor, including the approval of all work and related fees and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor. This Committee also oversees and establishes procedures concerning our systems of internal accounting and auditing controls.

    The Compensation Committee consists of four directors. Subsequent to March 14, 2013, the committee consists of Josef Vejvoda (Chairman), Robert Chase, Peter Fitzgerald and David Jaworski. Prior to March 14, 2013, the committee consisted of Cary Deacon (Chairman), Robert Chisholm and Peter Fitzgerald. This committee is responsible for recommending salary levels and granting of options and deferred share units for our executive officers.

    The Corporate Governance Committee consists of four directors. This committee is responsible for corporate governance. Subsequent to March 14, 2013, this committee consists of David Jaworski (Chairman), Rob Chase, Peter Fitzgerald and Josef Vejvoda. Prior to March 14, 2013 this committee consisted of Cary Deacon, Thomas Neilson, Peter Scarth, Peter Fitzgerald, and Robert Chisholm.

D.	Employees

    We currently have one hundred forty seven (147) permanent full-time employees, four (4) permanent part-time employees and five (5) consultants we retain for regular engagements. None of our staff are unionized.

    We currently have the following salaried employees in our Vancouver office:

Executive Officers	5
Finance/Administration	8, includes 3 executive officers.
Technology and Operations	125, includes 2 executive officers.
Sales, and Business Development	6

    We currently have the following salaried employee in our Southampton, UK office:

Executive Officers	1
Finance/Administration	2
Technology and Operations	3, includes 1 executive officer.

    We currently have the following salaried employees in our Austin, TX office:

Executive Officers	1
Technology and Operations	4, includes 1 executive officer.
Sales, and Business Development	1

E.	Share Ownership

    As disclosed in Item 6.A, each of our current directors and executive officers has reported to us the number of common shares he or she beneficially owned in our Company as of December 1, 2013. To determine beneficial ownership for these purposes, each director or executive officer is deemed to be the beneficial owner of securities over which he or she exercises voting or investment power; and of securities that he or she has the right to acquire within sixty days, pursuant to such events as the exercise of a stock option, warrant or right, or through the conversion of a security, or through the power to revoke a trust or the automatic termination of a trust. Based on the information provided by our current and former directors and executive officers, they as a group beneficially owned a total of 2,989,621 common shares (including an aggregate of 710,971 common shares that are reserved for issuance pursuant to stock options that are all exercisable within sixty days).

    As of December 1, 2013, options to purchase an aggregate of 2,600,000 common shares had been granted and were outstanding, as follows:

Number of	Exercise Price	Expiration
Common Shares	Per Common Share	Date
150,000	$1.48	March 25, 2014
25,000	$1.50	August 6, 2014

150,000	$1.55	October 4, 2015
341,654	$0.27	May 17, 2016
341,662	$0.27	May 17, 2017
600,000	$0.46	July 12, 2017
200,000	$0.44	October 24, 2017
50,000	$0.32	February 7, 2018
741,684	$0.27	May 17, 2018

    As of December 1, 2013, a total of 2,205,000 common shares were subject to options held by our directors and executive officers as a group. The following table sets forth particulars of the options held by each of our directors and executive officers:

Name	Grant Date	Exercise Price	Expiration Date	Total Number of Options
Peter Fitzgerald	25-Mar-09	$1.48	25-Mar-14	50,000
Director, Chairman	04-Oct-10	$1.55	04-Oct-15	25,000
	12-Jul-12	$0.46	12-Jul-17	50,000
	17-May-13	$0.27	17-May-18	100,000
Cory Kent	25-Mar-09	$1.48	25-Mar-14	50,000
Corporate Secretary	04-Oct-10	$1.55	04-Oct-15	25,000
	12-Jul-12	$0.46	12-Jul-17	50,000
Kyle Hall	25-Mar-09	$1.48	25-Mar-14	50,000
Director & Chief Executive Officer	04-Oct-10	$1.55	04-Oct-15	100,000
	12-Jul-12	$0.46	12-Jul-17	400,000
	17-May-13	$0.27	17-May-15	175,000
	17-May-13	$0.27	17-May-16	58,333
	17-May-13	$0.27	17-May-18	58,334
Cameron Lawrence	25-Oct-12	$0.44	25-Oct-17	100,000
	17-May-13	$0.27	17-May-15	58,333
	17-May-13	$0.27	17-May-16	58,333
	17-May-13	$0.27	17-May-18	58,334
Simon Cairns	06-Aug-09	$1.50	06-Aug-14	25,000
	24-Oct-12	$0.44	24-Oct-17	50,000
	17-May-13	$0.27	17-May-15	33,333
	17-May-13	$0.27	17-May-16	33,333
	17-May-13	$0.27	17-May-18	33,334
Chris Egan	12-Jul-12	$0.46	12-Jul-17	100,000
	17-May-13	$0.27	17-May-15	33,333
	17-May-13	$0.27	17-May-16	33,333

	17-May-13	$0.27	17-May-18	33,334
Paul Thomas	24-Oct-12	$0.44	24-Oct-17	50,000
	17-May-13	$0.27	17-May-15	33,333
	17-May-13	$0.27	17-May-16	33,333
	17-May-13	$0.27	17-May-18	33,334
Karl Oertel	17-May-13	$0.27	17-May-15	5,000
	17-May-13	$0.27	17-May-16	5,000
	17-May-13	$0.27	17-May-18	5,000
Roger Canann	17-May-13	$0.27	17-May-15	5,000
	17-May-13	$0.27	17-May-16	5,000
	17-May-13	$0.27	17-May-18	5,000
Rob Chase	17-May-13	$0.27	17-May-18	100,000
David Jaworski	17-May-13	$0.27	17-May-18	100,000
Josef Vejvoda	17-May-13	$0.27	17-May-18	100,000

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

    A restricted share unit (“RSU”) is a right granted to a unit holder to receive on common share of the Company. The RSU’s vest over a three (3) year period from the award grant date (1/3 upon the first anniversary of the grant, 1/3 upon the second anniversary of grant and 1/3 upon the third anniversary of grant). In addition, the RSU’s awarded to executive officers will be subject to performance requirements and will be earned only if performance goals over the performance periods established by or under the direction of the Compensation Committee are met (referred to as “PSU’s”). The RSU will be terminated to the extent the performance objectives are not met.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

    To the knowledge of our directors and senior officers, as of December 1, 2013, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over 5% or more of our outstanding common shares, except as noted below. Our directors and officers, as a group, control us by reason of their positions with us and their ownership of common shares and common share options. As a group, they beneficially own, directly or indirectly, 2,989,621 common shares, representing about 8.5% of our presently issued and outstanding common shares (including an aggregate of 710,971 common shares that are reserved for issuance pursuant to stock options that are all exercisable within 60 days).

    Pursuant to the policies of the TSX, where an issuance of securities may result in the creation of a new control person of an issuer (which is a person holding greater than 20% of the outstanding securities of an issuer is deemed to be), the issuance must be approved by the disinterested shareholders of the company. To the knowledge of our directors and senior officers, as of December 1, 2013, no person or corporation owned or had the intent of acquiring 20% or greater of our securities.

    Peter Fitzgerald is our Chairman and is a significant shareholder and investor in us. Currently, Mr. Fitzgerald owns 1,660,673 shares of our common stock or 4.84% of our outstanding common shares. Mr. Fitzgerald also holds 169,440 common share options that are all exercisable within sixty days and if he were to exercise all of these options and assuming no other common shares of us are issued prior to such exercise, Mr. Fitzgerald could own 1,830,113 shares of our common stock, representing 5.22% of our then outstanding securities, as of December 1, 2013.

    Invesco Canada Ltd. (previously Invesco Trimark Ltd.) is an institutional investor that currently has control or direction over 5,960,500 shares of our common stock or 17.4% of our outstanding common shares.

    As of December 1, 2013, our shareholders’ register listed approximately 110 registered shareholders holding an aggregate of 34,326,154 common shares. A total of 68 of these registered shareholders were shown to be residents of Canada, owning 26,757,021shares representing 77.95% of our issued and outstanding common shares. A total of 28 of these registered shareholders were shown to be residents of the United States, owning 7,382,489 shares representing 21.51% of our issued and outstanding common shares.

B.	Related Party Transactions

    During the year ended September 30, 2013, the Company incurred legal fees of $201,682 (2012: $156,204), for services provided by McMillan LLP, a law firm of which the Corporate Secretary of the Company is a partner. Accounts payable and accrued liabilities at September 30, 2013 included $19,687 (2012: $41,245) related to these services.

    During the year ended September 30, 2013, the Company incurred consulting fees of $60,741 (2012: $59,678), respectively, for services provided by Digital Photoworks, a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable or accrued liabilities as at September 30, 2013 related to this company (2012: $nil).

    During the year ended September 30, 2013, the Company incurred employment expenses of $2,543 (2012 – $nil) paid to a relative of an Officer of the Company for services performed in the ordinary course of business.

    The Company shares its UK premises with another company, Works Unit Ltd., of which a former Officer is a director. During the year ended September 30, 2013, the Company was recharged its proportional share of office running costs totalling $191,575 (2012: $209,850) by this related party. During the year ended September 30, 2013, the Company did not incur expenses relating to the use of the software development services of this company (2012: $105,560). The Company does not have any outstanding accounts payable as at June 30, 2013 (2012: $nil) related to these services and cost recharges.

    During the year ended September 30, 2013, the Company generated revenue of $6,141 (2012: $7,683) relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable as at September 30, 2013 included $299 (2012: $2,581) related to these services.

    Key management includes the Company’s directors, and members of the executive team. Compensation awarded to key management included:

		Year Ended
	September 30,	September 30,	September 30,
Description	2013	2012	2011
Salaries, director fees and short-term employee benefits	$1,637,564	$1,462,547	$1,587,219
Share-based payments	125,524	93,723	434,149
Compensation expense in connection with acquisition of WorksMedia Limited	-	53,826	142,373
Termination benefits	166,667	168,750	87,500
Total	$1,929,755	$1,778,846	$2,251,241

    All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

C.	Interests of Experts and Counsel

    Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

    The consolidated financial statements of the Company for the years ended September 30, 2013, 2012, and 2011 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this annual report. The consolidated financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

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

    From time to time the Company may be involved in various litigation matters. In addition, the Company has contractual indemnification obligations as part of certain of our retailer agreements. Any losses that may arise as a result of these binding legal arrangements may be material to the consolidated financial statements.

    On March 7, 2013, CreateAds LLC filed a complaint for alleged patent infringement against various customers of PNI filed in the U.S. District Court for the District of Delaware. The complaint asserts infringement of U.S. Patent No. 5,535,320, which claim among others things a method of generating a representation of a visual design and applying it to various advertising materials. Subsequent to September 30, 2013, PNI settled the complaint on behalf of all customers for US$105,000, in exchange for the plaintiffs dismissing all claims against the Company and its customers which was included in cost of sales.

    On January 4, 2013, Express Card Systems, LLC filed a complaint for alleged patent infringement against various customers of PNI in the Eastern District of Texas, Tyler Division. The complaint asserts infringement of U.S. Patents Nos., 5,748,484 and 5,552,994. PNI settled the complaint on behalf of all customers for US$122,500, in exchange for the plaintiffs dismissing all claims against the Company and its customers which was included in cost of sales.

    On November 27, 2013, the Company received a letter from Bloom Stationers LLC “Bloom” alleging certain violations of the terms of our Amended and Restated Master Development & Services by and between Bloom and the Company (the “Bloom Agreement”). The complaint asserts that PNI violated the terms of the Bloom Agreement by launching HTML5 based stationery builders in November 2013 with certain retailers and advertising our abilities to provide stationery solutions to new customers. The Company believes the allegations are completely without merit.

    During the year ended September 30, 2010, the Company received notice from a former customer that a possible patent infringement had been brought to their attention regarding software which in previous years had been sold by one of our subsidiaries and which is unrelated to the PNI Platform and to the Company’s kiosk software. During the year ended September 30, 2011, the Company received notice from its former customer that a settlement had been reached between it and the entity that had been making the claims of patent infringement. As a result, the Company’s former customer requested that the Company pay a portion of the settlement amount under an indemnification clause included in the contract that was in place during the previous relationship. After considering all of the available facts, including the expected legal costs of disputing the matter, the Company agreed to pay a contribution of the settlement charge, up to a maximum amount of US$100,000. The Company has now concluded negotiations over the final allocation of the settlement charge with the former customer and made a contribution of US$80,000 during the year ended September 30, 2011All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

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

		Sales Prices (CDN$)
		High	Low
Common Shares
Annual Data	2013	0.52	0.20
	2012	0.98	0.40
	2011	1.80	0.80
	2010	1.95	1.30
	2009	2.29	1.00
	2008	4.50	1.90
	2007	5.77	2.31

Quarterly data	2013
	September 30, 2013	0.52	0.20
	June 30, 2013	0.35	0.23
	March 31, 2013	0.40	0.27
	December 31, 2012	0.48	0.30

	2012	0.73	0.34
	September 30, 2012	0.74	0.40
	June 30, 2012	0.60	0.48
	March 31, 2012	0.72	0.52
	December 31 2011	0.98	0.65

Monthly data	September 2013	0.50	0.38
	August 2013	0.42	0.20
	July 2013	0.27	0.20
	June 2013	0.28	0.20
	May 2013	0.30	0.25
	April 2013	0.35	0.29

    Our common shares are also listed on the OTC Bulletin Board in the United States under the trading symbol PNDMF, however, we do not presently have an active market maker in the United States. The following table sets forth the high and low sales prices for the common shares on the OTC BB the periods indicated.

		Sales Prices (US$)
		High	Low
Common Shares
Annual Data	2013	0.49	0.20
	2012	0.98	0.40
	2011	1.77	0.80
	2010	1.87	1.28

		Sales Prices (US$)
		High	Low
	2009	2.05	0.89
	2008	4.65	1.84
	2007	4.88	2.52

Quarterly Data	2013
	September 30 2013	0.49	0.19
	June 30, 2013	0.35	0.20
	March 31, 2013	0.41	0.26
	December 31, 2012	0.47	0.28

	2012
	September 30, 2012	0.73	0.40
	June 30, 2012	0.59	0.40
	March 31, 2012	0.70	0.51
	December 31 2011	0.98	0.61

Monthly data	September 2013	0.49	0.36
	August 2013	0.36	0.19
	July 2013	0.22	0.20
	June 2013	0.27	0.20
	May 2013	0.29	0.25
	April 2013	0.35	0.28

    Our common share register indicates that, as of December 1, 2013, 28 of our registered shareholders are residents of the United States, owning 7,382,489 shares representing 21.5% of our issued and outstanding common shares. We have no information and express no opinion regarding the identities, addresses or holdings of the beneficial owners of these securities.

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

1.

    The OEM Revenue Sharing Agreement with Samsung Information Systems America, Inc., effective August 23, 2013 for a period of two years. The term will automatically extend for one-year periods unless either party provides written notice to the other at least 120 days prior to the end of the current term.

2.

    The Internet Services Agreement with Office Depot, Inc. dated June 28, 2013. The initial term expires June 28, 2016, with consecutive one-year terms renewed automatically unless written notice is provided by either party to the other at least 60 days prior to the end of the current term.

3.	The Share Purchase Agreement with QS Quarterhouse Inc. dated April 11, 2013.

4.

    The Internet Services Agreement with Tesco Stores Ltd. to provide services. This agreement is effective July 1, 2012 and continues in full force and effect until July 1, 2015 or until terminated by either Tesco giving PNI no less than three months’ written notice of termination, or PNI giving Tesco no less than six months’ written notice of termination.

5.	The Toronto and Vancouver Co-Located Hosting Agreement with TELUS Communications Inc., dated December 20, 2011. This agreement is for a 47 month period commencing December 20, 2011.

6.

    The Services and Software Agreement with CVS Pharmacy, Inc. (“CVS”), dated April 1, 2011. This Agreement is for a period of three years, expiring March 31, 2014 (the “Term”) and automatically renews for a perpetual rolling Term, cancellable at any time upon at least ninety (90) days prior written notice by either party.

7.

    An Amended and Restated Master Development and Services Agreement with Bloom Stationers LLC (“Bloom”), a New York based designer of social stationery products, dated March 11, 2011. Under this Agreement, we agreed to develop and host an online software solution for Bloom to permit end users to purchase Bloom’s suite of business and personal stationery products Bloom’s website, co-branded websites and through retail partners. The agreement is for a five year term from the date the Bloom system is launched with a national retailer, and automatically renews for additional five year terms. Pursuant to this agreement, we are obligated to develop and host the Bloom solution, provide all services necessary to connect the Bloom solution to retailers and co-branded sites who contract for the Bloom solution, and provide Bloom with a mirror site in the event of a termination of this agreement, in consideration for which we are to receive a share of revenue generated from the sale of Bloom products through the such co-branded sites and retail partners. The agreement provides that all work product created by PNI for Bloom will be owned by Bloom. We have covenanted to use our best efforts to enter into agreements with our retailer partners to make the Bloom products available through our retailer partners, and have agreed that we will not during the term of the agreement and for a period of 60 months after its termination, provide services which compete with the Bloom solution, other than (i) non-customizable services for retailers for which we provided services as of the date of the agreement with Bloom (“Pre-existing Retailers”), and (ii) after the expiry of twelve months from the date the Bloom system is launched, customizable services for Pre-existing Retailers. The agreement may be terminated by either party in the event of a material default by the other party or upon the bankruptcy or insolvency of the other party. The agreement may also be terminated by PNI in the event of a change of control of Bloom, which includes an event where certain officers of Bloom cease to be officers of Bloom. Bloom may also terminate the agreement in the event of a change of control of PNI, which includes any event where Kyle Hall ceases to be the Chief Executive Officer of PNI, or if PNI becomes a provider of services materially similar to or competing with the Bloom products in violation of the agreement, or if PNI fails to defend a claim that either the Bloom solution infringes any intellectual property rights, or that the intellectual property rights in the Bloom solution are being infringed.

8.

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

10.	The Amended and Restated Services Agreement with Wal-Mart Canada Corp., dated January 31, 2008. This Agreement is for a period of two years, expiring January 31, 2010 (the “Term”) and automatically renews for one year periods unless written notice is provided by one party to the other not less than thirty (30) days prior to the end of the Term or the then current renewal term

11.	The Services Agreement with Sam’s West Inc., dated January 23, 2008. This Agreement is for a period of two years, expiring January 23, 2010 (the “Term”) and automatically renews for one year periods unless written notice is provided by one party to the other prior to the end of the Term or the then current renewal term.

12.	The Internet Photo Services Agreement with Costco Wholesale Corporation, dated April 29, 2008, including the First Amendment Internet Photo Services Agreement dated February 16, 2011, the Second Amendment Internet Photo Services Agreement dated July 16, 2013, and Third Amendment Internet Photo Services Agreement dated September 2, 2013. This Agreement is for a period of approximately five years, expiring June 4, 2016 (the “Term”) and may be extended by Costco for one year periods if written notice is provided by Costco at least ninety (90) days prior to the end of the Term or the then current renewal term.

D.	Exchange Controls

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

    There is no limitation imposed by the laws of Canada or by our charter on the right of a non-resident to hold or vote our shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Great our common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. We do not believe the Investment Act will have any effect on us or on our non-Canadian shareholders due to a number of factors including the nature of our operations and our relatively small size.

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

    Certain Canadian Federal Income Tax Consequences

    The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for any of our shareholders who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of our common stock as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada if the shareholder’s holding in our stock is effectively connected with such permanent establishment. Nor does the summary apply to a shareholder who is an employee and who holds such shares as a consequence of his employment. This summary is based upon the provisions of the Canadian Tax

    Act including the regulations thereunder (the “Regulations”) in force as of the date hereof and Counsels’ understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency (the “CRA”). Except for specifically proposed amendments (the “Proposed Amendments”) to the Tax Act and the Regulations that have been publicly announced by or on behalf of the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative practices and policies of the CRA. There can be no assurance that the Proposed Amendments will be enacted in their present form, or at all. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of the Securities. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

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

    Interest paid or deemed to be paid on the Corporation’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty. However, in general, interest paid to holders of debt securities who are resident in the United States is not subject to Canadian nonresident withholding tax and rather is taxable only in the United States.

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

    Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax only on taxable capital gains, net of allowable capital losses, realized on a disposition of “taxable Canadian property.” In general, shares of our common stock should not constitute taxable Canadian property. Consequently, in general, nonresidents of Canada should not be taxable in Canada in respect of gains arising on a disposition of our shares.

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

    Credit risk

    Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom. In circumstances where a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $100,000 is covered by the Canada Deposit Insurance Corporation, leaving $2,325,106 at risk should the financial institutions with which the deposits are held cease trading.

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

    Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers is unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2013, five customers each account for 10% or more of total trade accounts receivable (September 30, 2012: three customers).

    Financial assets past due

    At September 30, 2013, the Company has a provision of $46,491 against trade accounts receivable, the collection of which is considered doubtful. The following table provides information regarding the ageing of financial assets that are past due but which are not impaired. During the year ended September 30, 2013 the Company incurred bad debt expenses of $54,107 (2012: $132,012, 2011: $33,102).

    The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

    As at September 30, 2013:

		Financial assets that are past due but not impaired
					Carrying value
	Neither past due				on the balance
	nor impaired	31 – 60 days	61 – 90 days	91 days +	sheet
Trade accounts receivable	$2,589,547	$439,770	$130,187	$408,674	$3,568,178
Commodity taxes recoverable	35,868	-	-	-	35,868
Other	225,608	-	-	-	225,608
Total	$2,851,023	$439,770	$130,187	$408,674	$3,829,654

    The definition of items that are past due is determined by reference to terms agreed with individual customers. Of the 90 days+ balance outstanding at September 30, 2013, 97% has been subsequently collected as at December 6, 2013. None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

    The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At September 30, 2013, the Company had a provision for doubtful accounts of $46,491 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

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

    Interest rate risk

    The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents. The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice. As at September 30, 2013 the weighted average interest rate of all cash equivalent investments was approximately nil (2012: nil).

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

    At September 30, 2013, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $980,550, accounts receivable of $918,656 and accounts payable of $400,978 which were denominated in UK £. In addition, at September 30, 2013, the Company had cash and cash equivalents of $1,444,403, accounts receivable of $2,361,237 and accounts payable of $612,733 which were denominated in US$.

    Sensitivity analysis

    The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the twelve months ended September 30, 2013 would have had.

    This sensitivity analysis includes the following assumptions:

      Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

      Changes in market interest rates do not cause a change in foreign exchange rates

    The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net profit

$
Change of +/- 10% in US$ foreign exchange rate	+/-206,260
Change of +/- 10% in UK£ foreign exchange rate	+/-179,923

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

    As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report, being September 30, 2013. This evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2013.

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

    Management has assessed the effectiveness of our internal control over financial reporting as at September 30, 2013 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that the Company maintained effective internal control over financial reporting as at September 30, 2013.

    This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) being signed into law in the United States. Section 989G of the Dodd-Frank Act permanently exempts non-accelerated filers from filing auditor attestation reports over the effectiveness of the Company’s internal controls in accordance with Section 404(b) of the Sarbanes Oxley Act of 2002. For the year ended September 30, 2013, the Company continues to meet the definition of a non-accelerated filer.

    Changes in Internal Control Over Financial Reporting

    There has been no change in our internal control over financial reporting during the Company’s year ending September 30, 2013 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

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

    The members of the audit committee are Rob Chase (Chairman), Peter Fitzgerald, David Jaworski and Josef Vejvoda.

    Our Board of Directors has determined that Rob Chase qualifies as a “financial expert”.

    All members of the audit committee are “independent” (being Rob Chase, David Jaworski, Josef Vejvoda and Peter Fitzgerald) as the term is defined under the rules of the NYSE MKT LLC and all audit committee members are financially literate.

    A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

    Relevant Education and Experience

    Mr. Robert Chase is currently Chief Operating Officer (“COO”) of Absolute Software Corporation (“Absolute”) (TSX:ABT), a global technology leader in IT security and management for PC, Mac, iOS and Android devices, servicing over 30,000 customers worldwide through sales and technology partnerships with the world’s leading computer manufacturers. Rob is responsible for the overall corporate strategy, operational alignment and efficiency, and business effectiveness of Absolute. To this role, Rob brings more than 20 years of finance and operational expertise – including 10 years in executive leadership at Absolute. Before becoming COO in July 2010, Mr. Chase served as Absolute’s Chief Financial Officer where he oversaw Absolute’s finance functions and investor market-facing activities. Mr. Chase joined Absolute as Director of Finance in 2000. Prior to joining Absolute, Rob obtained his Chartered Accountant designation while working with Deloitte, and also worked as an executive compensation consultant with Towers Perrin. Mr. Chase holds a Bachelor of Business Administration from Simon Fraser University.

    Mr. David Jaworski is CEO of Meta Media Partners, LLC. Current customers include The Lifebook Company, LLC where Mr. Jaworski currently serves as Chief Operating Officer and NetSteps, LLC where he serves as Vice President of Sales and Marketing. Mr. Jaworski also serves as a Board Member of 2xGlobal, a non-profit focused on developing and mentoring leaders. He developed the Stave Evaluation (http://OnlineTeamEvaluation.com) for 2xGlobal’s for-profit arm, 2xConsulting. Mr. Jaworski is a successful entrepreneur with over 30 years of technology, sales and marketing, and executive management experience. This experience includes developing and delivering profitable, award winning software and Internet technology products. The third employee at Microsoft Canada, Mr. Jaworski was instrumental in launching Microsoft’s Canadian operation. Mr. Jaworski was awarded the first-ever Bill Gates’ Chairman’s Award of Excellence for his work, recognizing him as Microsoft’s #1 employee worldwide that exemplified excellence by Bill Gates and the Microsoft Executive team. He was Microsoft’s National Sales Manager before being promoted to General Manager of U.S. Sales Operations. After leaving Microsoft, Mr. Jaworski served as VP of Sales for Arabesque Software, founder and CEO of Provident Ventures, Inc., Senior VP and General Manager of Gaylord Digital, the Internet division of Gaylord Entertainment and founder and CEO of PassAlong Networks -providing Digital Media and Content Management for over 200 clients including eBay. Mr. Jaworski served as Chief Technology Officer for Intero Alliance, building the Intero Lifestyle Network, a content management system and digital media store platform with extensive integration of global social media. Mr. Jaworski led the Intero delivery of a customized implementation of this technology to Avon Products, Inc., the world’s largest direct sales company, launching it in 62 countries in 37 languages.

    Mr. Josef Vejvoda is the President of Jove Capital Inc., a boutique financial services and investment firm which provides strategic advisory services to a broad range of clients including large institutional investors, numerous boards of directors as well as senior management teams. Mr. Vejvoda has over 20 years of extensive equity capital markets experience in both the public and private sectors. Mr. Vejvoda has held senior management roles at a number of the country’s largest financial institutions including Merrill Lynch Canada, the Ontario Ministry of Economic Development, the Bank of Montreal, National Bank Financial and TD Bank Financial Group. Mr.

    Vejvoda served as the Vice-President of software technology at National Bank Financial as well as VP of technology software/services at TD Securities earlier in his career. As a Managing Director in the investment banking sector, Mr. Vejvoda lead the corporate finance department for a national boutique investment dealer whose parent company managed over $12 billion in assets under administration. Mr. Vejvoda has personally directed or participated in numerous equity financings, initial public offerings and/or merger acquisition transactions, with a collective aggregate valuation easily exceeding a billion dollars. Mr. Vejvoda was an active member of the board of directors of MGI Securities, a full service IIROC registered investment dealer for approximately four years and has also served on numerous non-profit and charity boards. Mr. Vejvoda is a bachelor of computer science graduate from Queen’s University in Kingston, Ontario and has been a registered portfolio manager with the Ontario Securities Commission. Mr. Vejvoda has also completed the Canadian Securities Course, the Portfolio Management Course, the Investment Management Techniques Course, as well as the Partners, Directors and Officers Exam and has earned the Chartered Investment Manager (CIM®) designation from the Canadian Securities Institute.

    Peter Fitzgerald obtained his M.S.C. from the Massachusetts Institute of Technology in 1989; a PMD from the Harvard Business School in 1983; and an FCCA from the Chartered Association of Certified Accountants in 1973. Mr. Fitzgerald joined PNI's Board of Directors in August 2001 and became Chairman of the Board in 2004. Prior to PNI, Mr. Fitzgerald was CEO of Gretag Imaging where he built the company into one of the world's leading manufacturers of imaging equipment and systems before leaving to pursue personal interests. Previous to Gretag, Mr. Fitzgerald was CEO of Qualex, the Kodak photo-processing subsidiary, which he led very successfully for over seven years. While he was CEO of Qualex, Mr. Fitzgerald retained his active role as Vice President within Eastman Kodak where among other titles he carried the role of General Manager, Worldwide Consumer Imaging Services.

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

    The aggregate fees billed by our auditors were CDN $297,000 and CDN$303,750 for the fiscal years ended 2013 and 2012, respectively.

B.	Audit-Related Fees

    The aggregate fees billed by our auditors for audit-related fees were CDN$48,515 and CDN$1,480 for the fiscal years ended 2013 and 2012, respectively.

C.	Tax Fees

    The aggregate fees billed by our auditors for tax fees were CDN$14,700 and CDN$nil for the fiscal years ended 2013 and 2012, respectively. The work performed related to Canadian tax compliance.

D.	All Other Fees

    The aggregate fees billed by our auditors for other services were CDN$nil and CDN$59,500 for the fiscal years ended 2013 and 2012, respectively.

    Pre-Approval of Services by the Independent Auditor

    The Audit Committee is responsible for the pre-approval of audit and permitted non-audit services to be performed by the Company's independent auditor. The Audit Committee will, on an annual basis, consider and, if appropriate, approve the provision of audit and non-audit services by its auditor. Thereafter, the Audit Committee will, as necessary, consider and, if appropriate, approve the provision of additional audit and non-audit services by its auditor which are not encompassed by the Audit Committee's annual pre-approval and are not prohibited by law. The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve, on a case-by-case basis, non-audit services to be performed by the Company’s auditors. The Audit Committee has approved all of the audit and permitted non-audit services performed by the Company’s auditors in the year ended September 30, 2013.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

    Not Applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

    Not Applicable

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

    Not Applicable

ITEM 16G.	CORPORATE GOVERNANCE.

    Not Applicable

ITEM 16H.	MINE SAFETY DISCLOSURE

    Not Applicable

    PART III

ITEM 17.	FINANCIAL STATEMENTS

    We are providing financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

    Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars.

    The consolidated financial statements are in the following order:

1.	Report of Independent Registered Public Accounting Firm;
2.	Consolidated Balance Sheets as at September 30, 2013, 2012 and 2011;
3.	Consolidated Statement of Operations and Comprehensive (Loss) Income for the years ended September 30, 2013, 2012 and 2011;
4.	Consolidated Statements of Changes in Equity for the years ended September 30, 2013, 2012 and 2011;
6.	Consolidated Statements of Cash Flows for the years ended September 30, 2013, 2012 and 2011; and
7.	Notes to Consolidated Financial Statements.

    PNI Digital Media Inc.

    Consolidated Financial Statements
    September 30, 2013 and 2012

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

/s/ Kyle Hall	/s/ Cameron Lawrence
Kyle Hall	Cameron Lawrence
Chief Executive Officer	Chief Financial Officer
Vancouver, Canada

December 10, 2013

    To the Shareholders of PNI Digital Media Inc.

    We have audited the accompanying consolidated financial statements of PNI Digital Media Inc. and its subsidiaries, which comprise the consolidated balance sheets as at September 30, 2013 and September 30, 2012 and the consolidated statements of operations and comprehensive (loss) income, changes in equity and cash flows for each of the three years in the year ended September 30, 2013 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

    Management’s responsibility for the consolidated financial statements
    Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

    Opinion
    In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PNI Digital Media Inc. and its subsidiaries as at September 30, 2013 and September 30, 2012 and their financial performance and their cash flows for each of the three years in the period September 30, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

    /s/ PricewaterhouseCoopers LLP

    Chartered Accountants
    Vancouver, B.C.
    December 10, 2013

PNI Digital Media Inc.
Consolidated Balance Sheets
As at September 30, 2013 and 2012
(expressed in Canadian dollars)

	September 30, 2013	September 30, 2012

Assets

Current assets
Cash and cash equivalents	$2,425,106	$4,611,824
Accounts receivable (note 8)	3,829,654	4,253,541
Prepaid expenses and other current assets	411,728	622,970

	6,666,488	9,488,335

Property and equipment (note 9)	4,482,948	4,683,355
Deferred income tax asset (note 10)	2,214,519	5,222,603
Intangible assets (note 11)	1,254,931	2,124
Goodwill (note 12)	-	568,479
Other long-term assets	132,346	-

	$14,751,232	$19,964,896
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 13)	$3,037,371	$4,390,437
Line of credit and overdraft (note 21)	1,401,070	-
Current portion of deferred revenue	308,990	318,107
Current portion of finance lease obligations (note 20 and note 21)	341,659	-
Deferred rent	22,953	-
Contingent consideration (note 6)	343,279	-

	5,455,322	4,708,544

Deferred revenue	273,241	437,140
Finance lease obligations (note 20 and note 21)	576,104	-
Deferred rent – Long term	275,632	-
Deferred income tax liability (note 10)	332,354	-
	6,912,653	5,145,684
Shareholders’ Equity (note 14)

Share capital	$66,881,748	$66,817,352
Contributed surplus	19,410,066	19,334,098
	86,291,814	86,151,450

Accumulated deficit	(78,802,351)	(71,135,021)
Accumulated other comprehensive income (loss)	349,116	(197,217)

	(78,453,235)	(71,332,238)

	7,838,579	14,819,212

	$14,751,232	$19,964,896

    Subsequent events (note 23)
    Commitments and contingencies (note 20)

    Approved by the Board of Directors

“Kyle Hall”	Director	“Peter Fitzgerald”	Director

    The accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Consolidated Statements of Operations and Comprehensive (Loss) Income
Years Ended September 30, 2013, 2012 and 2011
(expressed in Canadian dollars)

	September 30,	September 30,	September 30,
	2013	2012	2011

Revenue (note 16)	$20,899,204	$22,712,805	$23,686,351
Cost of sales (note 7 and note 19)	10,401,693	10,458,022	9,399,107
Gross profit	10,497,511	12,254,783	14,287,244

Expenses
Software development	9,907,590	9,678,638	9,439,423
General and administration	3,591,014	3,768,203	3,928,210
Sales and marketing	1,474,749	1,038,374	988,289

	14,973,353	14,485,215	14,355,922

Loss from operations	(4,475,842)	(2,230,432)	(68,678)

Foreign exchange loss	(483,613)	(82,647)	(125,148)
Finance income	4,170	4,647	-
Finance costs	(18,065)	-	(5,599)
Bargain purchase gain (note 6)	128,537	-	-

	(368,971)	(78,000)	(130,747)

Loss before income tax	(4,844,813)	(2,308,432)	(199,425)

Deferred income tax (expense) recovery (note 10)	(2,822,517)	(1,814,221)	1,299,025
Income tax (expense) recovery	(2,822,517)	(1,814,221)	1,299,025

(Loss) profit for the period	(7,667,330)	(4,122,653)	1,099,600

Other comprehensive gain (loss):

Items that may be subsequently reclassified to the statement of operations

Exchange differences on translation of foreign operations	546,333	(170,956)	(26,263)

Total comprehensive (loss) income for the period	$(7,120,997)	$(4,293,609)	$1,073,337

(Loss) earnings per share (note 14f)
Basic	$(0.22)	$(0.12)	$0.03
Fully diluted	$(0.22)	$(0.12)	$0.03
Weighted Average Number of Shares Outstanding - Basic	34,299,471	34,178,165	33,927,659
Weighted Average Number of Shares Outstanding - Diluted	34,299,471	34,178,165	33,985,271

    The accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Consolidated Statements of Changes in Equity
(expressed in Canadian dollars)

	Share Capital
			Share			Accumulated
			capital			other
	Number of		purchased			comprehensive		Total
	common		for	Contributed	Accumulated	(loss) income	Accumulated deficit	shareholders’
	shares	Amount	cancellation	surplus	deficit	(AOCI)	and AOCI	equity

Balance October 1, 2010	33,853,782	$66,349,735	$(41,909)	$18,933,619	$(68,111,967)	$-	$(68,111,967)	$17,129,478
Issuance of shares on exercise of options	291,776	498,937		(134,217)				364,720
Issuance of shares held in escrow	178,500	290,952		(290,952)				-
Cancellation of shares repurchased	(313,100)	(612,229)	446,503	165,726				-
Purchase of share capital for cancellation(283,100 shares)			(404,594)					(404,594)
Stock-based compensation recorded in net profit				549,142				549,142
Compensation expense in connection with acquisition of WorksMedia Limited				299,102				299,102
Adjustment relating to the realization of tax benefits associated with share issues costs		(106,823)						(106,823)
Profit for the period					1,099,600		1,099,600
Other comprehensive loss						(26,263)	(26,263)
Total comprehensive income for the period							1,073,337	1,073,337

Balance September 30, 2011	34,010,958	$66,420,572		$19,522,420	$(67,012,367)	$(26,263)	$(67,038,630)	$18,904,362
Issuance of shares on vesting of RSUs and PSUs	68,464	106,119		(106,119)				-
Issuance of shares held in escrow	178,500	290,952		(290,952)				-
Stock-based compensation expense				95,669				95,669
Compensation expense re: acquisition of WorksMedia Limited				113,080				113,080
Reduction in share capital as a result of realizing the deferred tax expense associated with a portion of deductible share issue costs		(291)						(291)
Net loss					(4,122,654)		(4,122,654)
Other comprehensive loss						(170,954)	(170,954)
Total comprehensive loss for the period							(4,293,609)	(4,293,609)

Balance September 30, 2012	34,257,922	$66,817,352		$19,334,098	$(71,135,021)	$(197,217)	$(71,332,238)	$14,819,212
Issuance of shares on vesting of RSUs and PSUs	41,549	64,396		(64,396)				-
Stock-based compensation expense				140,364				140,364
Net Loss					(7,667,330)		(7,667,330)
Other comprehensive loss						546,333	546,333
Total comprehensive loss for the period							(7,120,997)	(7,120,997)

Balance September 30, 2013	34,299,471	$66,881,748		$19,410,066	$(78,802,351)	$349,116	$(78,453,235)	$7,838,579

    The accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	September 30, 2013	September 30, 2012	September 30, 2011

Cash flows from operating activities
Net (loss) profit for the period	$(7,667,330)	$(4,122,653)	$1,099,600
Items not affecting cash
Amortization of property and equipment	1,659,913	1,808,725	2,036,953
Amortization of intangible assets	309,156	1,091,024	858,354
Stock-based compensation expense	140,364	208,749	848,244
Unrealized foreign exchange loss	542,234	46,601	71,930
Allowance for doubtful accounts	54,107	132,012	33,102
Loss on disposal of property and equipment	15,801	-	117,306
Impairment of intangible asset	-	540,735	-
Deferred rent	(77,429)	-	-
Deferred income tax expense (recovery)	2,822,517	1,814,221	(1,299,025)
Impairment of goodwill (note 12)	594,851	77,382	-
Bargain purchase gain (note 6)	(128,537)	-	-

	(1,734,353)	1,596,796	3,766,464
Net change in non-cash working capital items (note 22)	(1,182,032)	1,435,556	(1,845,407)
	(2,916,385)	3,032,352	1,921,057
Cash flows from investing activities
Purchase of property and equipment	(450,787)	(1,180,356)	(2,076,900)
Purchase of intangible assets	(105,438)	(1,000,713)	(322,416)
Acquisition of Quarterhouse – net of cash received	(543,907)	-	-
Proceeds on disposal of property and equipment	1,914	-	2,674
	(1,098,218)	(2,181,069)	(2,396,642)
Cash flows from financing activities
Proceeds on exercise of options	-	-	364,720
Repurchase of common shares	-	-	(404,594)
Proceeds from line of credit and lease facility	1,779,000	-	-
Repayment of finance lease obligations	(133,522)	-	(107,964)

	1,645,478	-	(147,838)

Effect of changes in foreign exchange rates on cash and cash equivalents	(48,663)	(175,635)	(130,756)

(Decrease) increase in cash and cash equivalents during the year	(2,417,788)	675,648	(754,179)

Cash and cash equivalents - beginning of year	4,611,824	3,936,176	4,690,355

Cash and cash equivalents - end of year (note 22)	$2,194,036	$4,611,824	$3,936,176

Equipment Acquired Under Finance Leases	1,004,554	-	-

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

2.	Summary of significant accounting policies

a)	Basis of presentation

    The principal accounting policies applied in preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented unless otherwise stated.

    These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRIC interpretations as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”) and were approved by the Board of Directors for issue on December 10, 2013.

b)	Basis of measurement

    The consolidated financial statements have been prepared under the historical cost convention.

c)	Basis of consolidation

    These consolidated financial statements include the accounts of the Company and each of its wholly-owned subsidiaries. Wholly owned subsidiaries are entities in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The Company’s principal operating subsidiaries are QS Quarterhouse Software Inc. (“Quarterhouse”), and PNI Digital Media Europe Ltd.

    All material intercompany balances and transactions are eliminated upon consolidation.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

d)	Business combinations

    The Company accounts for business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the fair value of consideration and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. All acquired identifiable assets, liabilities and contingent liabilities are recognized at fair value at the acquisition date. Any excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognized as goodwill. If the cost of an acquisition is less than the fair value of the net assets of the acquired entity, the difference is recognized directly in the statement of operations. Acquisition related costs are expensed as incurred.

e)	Segment reporting

    Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments and has been identified as the Chief Executive Officer of the Company.

f)	Foreign currency translation

(i)	Function and presentation currency

    Items included in the financial statements of each consolidated entity in the PNI Digital Media Inc. group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of PNI Digital Media Inc. is the Canadian dollar.

    The financial statements of entities that have a functional currency different from that of PNI Digital Media Inc. (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate at the balance sheet date, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation of the actual rates prevailing at the transaction dates). All resulting changes are recognized in other comprehensive (gain) loss.

    Should a foreign operation be sold, the cumulative exchange differences recognized in other comprehensive loss may be reclassified in the consolidated statement of operations.

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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

g)	Cash and cash equivalents

    Cash and cash equivalents consist of cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. In the consolidated balance sheet bank overdrafts are shown in the line of credit and overdrafts within current liabilities. As at September 30, 2013 and 2012 the Company had no investments with original terms to maturity of greater than three months.

h)	Property and equipment

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

    The major categories of property and equipment are amortized over their estimated useful lives at the following rates:

Computer equipment	30% declining balance
Furniture and office equipment	20% declining balance
Leasehold improvements	Term of the lease
Equipment held under capital lease	Term of the lease

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

i)	Intangible assets

(i)	Identifiable intangible assets

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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

(ii)	Software development costs

    Software development costs includes the costs to customize aspects of the Company's PNI Network software for specific customers as well as the cost of generating the Company's software used in the PNI Network and software sold to customers. For costs incurred to generate software used in the PNI Network or sold to customers, the Company classifies costs into a research phase and a development phase. Costs incurred during the research phase are expensed when incurred as the Company is not able to demonstrate that the software will generate future economic benefits. Costs incurred during the development phase are recognized as intangible assets only if the Company can demonstrate the asset meets the criteria laid out under the relevant standards.

    During the year ended September 30, 2013, no internal development costs were capitalized as these costs did not meet the criteria for capitalization (2012: $508,806, 2011: $186,426), based on lack of certainty over the achieving future economic benefits from these activities.

    During the year ended September 30, 2013, the Company expensed $9,907,590 in software development expenses (2012: $9,678,638, 2011: $9,439,423). These costs principally consist of staff and consulting costs associated with the day to day operations of the Company including customizing aspects of the Company’s PNI Network software for specific customers, generating and maintaining the Company’s software used in the PNI Network and exploring new initiatives.

(iii)	Goodwill

    Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the identifiable net assets of the acquired enterprise at the date of acquisition. Goodwill is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. The allocation of goodwill to cash generating units reflects how goodwill is monitored for internal management purposes. A group of CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. The Company’s CGUs are PNI Canada (its Canadian operations) and PNI Europe (its European operations). Goodwill is not amortized, and is carried at cost less accumulated impairment losses, if any. Management reviews the performance of its cash generating units based on geography, which is also at the operating segment level. Irrespective of any indication of impairment, the recoverable amount of the cash generating unit or group of cash generating units to which goodwill has been allocated is tested annually for impairment or more frequently if there is an indication that the goodwill may be impaired in accordance with “impairment of non-financial assets.” The carrying value of goodwill is compared to the recoverable amounts, which is the higher of the value in use and the fair value less costs to sell. Any impairment is recognized in expense immediately and is not subsequently reversed.

j)	Impairment of non-financial assets

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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    The impairment test methodology is based on a comparison between the higher of fair value less costs to sell and value-in-use of each of the Company's CGUs and the net asset carrying values, including goodwill, of the Company's CGUs. An impairment loss is recognized if the carrying amount of a CGU exceeds its estimated recoverable amount. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or cash generating unit. Estimated future cash flows are calculated using estimated future prices, operating and capital costs.

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

k)	Current and deferred income taxes

    Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations and comprehensive loss except to the extent that it relates to items recognized directly in other comprehensive income or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

    Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. As at September, 2013, the Company has not incurred any taxes payable (2012: $nil, 2011: $nil).

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

    Deferred income tax assets and liabilities are presented as non-current.

l)	Share capital

    Direct costs associated with the issue of capital stock or warrants are deducted from the related proceeds at the time of the issue.

m)	Revenue

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

    Through Network Services, the Company’s customers obtain access to the PNI Digital Media Platform (Platform) which provides the technology which delivers media transactions between retailers and content providers and their consumers. The Platform provides a transaction and order routing tier which delivers orders placed either through online sites, mobile devices or kiosks to the production facilities of the Company’s customers for production and delivery to end consumers. Through the Platform, customers are able to store, edit, archive, distribute and print photographs and other personalized products. The Company does not produce the content, but may act as an agent for certain retailers for some consumer deliverables. The Network Services provided by the Company may include the software, hosting, storage and archiving facilities, ongoing development up to a specified threshold of hours, initial integration of the software into the customer’s environment, technical support, maintenance services and hardware. Fees for these services are paid through fixed and variable fees. The variable fees are based on different factors and may be based on the number of physical locations connected to the Network, the number of transactions processed through the Platform, the number of images uploaded through the Platform, a percentage of revenue earned by its customers and the amount of storage capacity used in excess of minimums provided in the contract. The Company accounts for the Network Services as a single unit of accounting.

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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    Cash received from customers prior to the related revenue being recognized is recorded as deferred revenue. In addition to this general policy:

      Fees earned for software licenses relate to the sale of software either directly to retailers or to distributors for resale to retailers for use in-store, allowing end users to edit and order prints and other photo-related items from digital images. Revenue from these arrangements that involve multiple elements are reviewed to determine whether a delivered item(s) has value to the customer on a stand-alone basis and whether there is objective and reliable evidence of the fair value of the undelivered item(s). If these criteria are met, the Company allocates revenue using the relative fair value of each element within the contract that has stand-alone value, such as software products, post contract customer support and maintenance. In instances, where the Company has evidence of the fair value of each element within a multiple deliverable arrangement, revenue is recognized upon the delivery or rendering of service(s) with respect to each section as there is no general right of return. Revenue for perpetual software licenses is recognized upon delivery, as the license holder is not obligated to pay maintenance for the ongoing use of the license. Maintenance fees are recognized on a straight line basis over the term of the maintenance service period. If the fair value of the delivered item is not obtainable, the Company allocates revenue using the residual method in instances where the fair value of the undelivered item is verifiable. The Company does not currently have any multiple deliverable arrangements which require the use of the residual approach.

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

    The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares, forfeitures, and an expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 15b. The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

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

    Leases entered into are classified as either finance or operating leases. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as finance leases. Property acquired under finance leases is recorded as an asset on the balance

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    sheet with a corresponding increase to the finance lease obligation and depreciated over the term of the lease.

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

    At initial recognition, the Company classifies its financial instruments in the following categories:

(i)

    Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges. The Company’s financial liability at fair value through the profit and loss is contingent consideration. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statement of operations and comprehensive income (loss).

(ii)

    Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise accounts receivable, other current assets, and cash and cash equivalents, and are included in current assets due to their short-term nature.

    Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. Changes in the amortized cost are recorded in the consolidated statement of operations and comprehensive (loss) income.

(iii)

    Financial liabilities at amortized cost: Financial liabilities at amortized cost include trade payables, line of credit and bank overdraft, debt and finance lease obligations. Financial liabilities are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Changes in the amortized cost are recorded in the consolidated statement of operations and comprehensive (loss) income.

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

3.	Recent accounting pronouncements

    The following new or amended standards were adopted in the year ended September 30, 2013:

a)

    IAS 12 – “Income Taxes”. Amendments to IAS 12 clarify how an entity should measure the deferred tax consequences related to accounting recoveries of previously-impaired assets and liabilities underlying deferred tax assets and liabilities. These amendments are effective for annual periods beginning after January 1, 2012.

b)

    IAS 1 – “Presentation of Financial Statements” (“IAS 1”). Amendments to IAS 1 require that elements of other comprehensive income that may subsequently be reclassified through profit and loss be differentiated from those items that will not be reclassified.

    The Company adopted the above amendments as of October 1, 2012 . The impact of adoption of the amendments did not have any significant effect on the consolidated financial statements.

    Future accounting pronouncements

    The following new accounting pronouncements have been issued but are not effective and may have an impact on the Company:

a)

    IFRS 9, Financial Instruments (“IFRS 9”), which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. There is currently no mandatory effective date for IFRS 9..

b)

    As of October 1, 2013, the Company will be required to adopt IFRS 10, Consolidated Financial Statements (“IFRS 10”). IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities (“SIC-12”) and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). Earlier application of this standard is permitted. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The standard provides additional guidance to assist in the determination of control. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

c)

    As of October 1, 2013, the Company will be required to adopt IFRS 11, Joint Arrangements (“IFRS 11”). The new standard replaces the requirements of IAS 31, Interests in Joint Ventures (“IAS 31”) and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers (“SIC-13”) and removes the ability to proportionately consolidate interests in joint ventures, requiring instead use of the equity method to account for such interests. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

d)	As of October 1, 2013, the Company will be required to adopt IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”). This standard replaces the requirements previously included in IAS

    27, IAS 31, and IAS 28, Investments in Associates (“IAS 28”), and requires disclosure for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The adoption of this standard is not expected to have a material impact on the Company’s disclosures.

e)

    As October 1, 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement (“IFRS 13”). This standard establishes a single framework for all fair value measurements where fair value is required or permitted by IFRSs. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

f)

    As of October 1, 2013, the Company will be required to adopt the amendments to IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). The amendment requires new disclosures relating to the offset of financial assets and financial liabilities that will enable the users of financial statements better compare financial statements prepared in accordance with IFRS and US Generally Accepted Accounting Principles. The adoption of the amended standard is not expected to have a material impact on the Company’s financial statements.

4.	Significant accounting judgments and estimates

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

    Estimated impairment of goodwill

    The Company performs an annual impairment tests over goodwill in accordance with the accounting policy stated in note 2. The recoverable amount of the cash generating unit (CGU) have been determined based on the higher of the value in use calculations and the fair vale less costs to sell.

    The Company assessed the carrying values of goodwill, which is allocated to the Company’s European CGU. An impairment charge of $594,851 (2012: $77,382, 2011: $nil) arose in the European CGU, resulting in the carrying amount of the CGU to be written down to its recoverable amount; and write off of the full amount of goodwill.. There was no further write down in CGU as the remaining assets are all liquid and approximate to fair value. The impairment charge was recorded in cost of sales on the consolidated statements of operations and comprehensive (loss) income.

    The recoverable amount was determined using the value in use model.

    The estimates used to determine the value in use are based on the following key assumptions:

      Cash flows were projected based on past experience, actual operating results and planned results for the near term. Terminal value calculations for the cash generating unit were extrapolated using a constant growth rate of 3%.

    The estimated future cash flows are discounted to their present value using a pre-tax discount rate of 21.7% which reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. Risks specific to the assets of these units have not been included within the calculation of the discount rates used, but have been factored into the cash flow projections. The net present value of the future expected cash flows was compared to the carrying value of the Company’s investment, including goodwill, at year-end and resulted in the impairment of goodwill as noted above.

    Recoverability of deferred income tax assets

    The amount recognised as deferred income tax assets is determined using the undiscounted cash flows aligned with estimates used in the impairment analysis for goodwill. Management considers all factors that could affect the probability that future taxable profits will be available. The factors include profitability of operations, estimate of terminal value, and customer renewal rates. The amount recognised is sensitive to the loss of certain key customers.

    Based on management’s analysis, the Company recorded a write-down of the carrying amount of its deferred income tax assets attributable to its Canadian and European entities by $2,822,517 (2012: $1,814,221 expense, 2011: $1,299,025 recovery). This change is primarily a result of lower projected revenues as the company experiences certain challenges from certain customers in the form of changing fee structures while maintaining the same level if not higher services as well as the change in the kiosk operations. Certain of these contracts were renegotiated in the current year which gave rise to the changes in management’s estimates and the resulting reduction of the deferred tax income asset in both jurisdictions.

    Share-based compensation

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    The inputs used in accounting for share-based compensation. See note 14 for a discussion of the key estimates used.

    Fair value of assets and liabilities in business combination

    The inputs used in accounting for fair value of assets and liabilities in business combination. See note 6 for a discussion of the key estimates used.

5.	Seasonality of operations

    Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter, ended December 31. Due to the seasonal nature of the Company’s business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

6.	Acquisition of Quarterhouse

    Effective April 11, 2013, the Company completed the acquisition of all of the outstanding shares of privately-held Quarterhouse an Austin, Texas based company that is a leading developer of web-based print on demand software for commercial printers and distributors. The initial focus for this asset will be on business printing. The Company expects that the highly customizable content management systems and automation tools from Quarterhouse will enable the Company to realize operational improvements and to target a wider range of eligible retailers, including strong regional retailers and multi-outlet franchisees. The first new partner on this technology was signed shortly after close of the acquisition.

    The equity purchase has been accounted for as a business combination, with the Company being identified as the acquirer. The results of the acquired Quarterhouse business are included in the Company’s results from operations from the closing date of April 11, 2013. From the date of acquisition, April 11, 2013 (the “Acquisition Date”), to September 30, 2013, the Company recognized revenue from Quarterhouse of $73,850, and a loss of $537,863, which includes $228,116 in amortization associated with the acquired software.

    The aggregate upfront payment of US$500,000 was wholly comprised of cash. All direct costs of the acquisition have been expensed in the Company’s statement of operations in the period in which they are incurred. During the twelve months ended September 30, 2013, the Company recorded $106,000 in acquisition-related expenses within general and administration expense.

    In addition to the purchase price, there is contingent consideration of up to US$500,000 and, which is eligible to be paid to the selling shareholders of Quarterhouse contingent on the achievement of specified sales and development targets over a one year-period, post-acquisition. US$353,775 of the contingent consideration has been included in the purchase price based on the present value of management’s best estimate of the probability that milestone events will be achieved as of the date of acquisition. As of September 30, 2013, certain development milestones have been met resulting in milestones payments of US$50,000 and certain estimates have been revised, resulting in a remaining probability adjusted contingent purchase consideration to US$338,975 based on a discount rate of 15%. At September 30, 2013 management recorded the change in the estimate in relating to the revisions in the probabilities assigned in achieving milestones of approximately $32,062; this was recorded in statement of operations within Bargain Purchase Gain. The potential

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    undiscounted amount of all future payments that the Company could be required to pay under this arrangement is between US$0 and US$450,000. This is a level 3 fair value measurement.
    The allocation of the purchase price disclosed hereunder has been based upon management’s estimates and certain assumptions with respect to the fair value associated with the assets (intangible assets and goodwill) acquired and liabilities (deferred income tax liabilities) assumed.

    The total purchase consideration has been allocated to the fair values of the assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of the acquisition. The purchase consideration has been allocated to the net assets acquired as follows (“Purchase Price Allocation”):

In US$
Cash	$13,966
Accounts receivable	67,788
Property and equipment	4,165
Intangible asset (acquired software)	1,435,000
Accrued liabilities	(4,296)
Deferred income tax liability	(502,250)
Fair value of net assets acquired	$1,014,373
Bargain purchase gain	(160,599)
Purchase Consideration	$853,774

    This intangible asset has been determined to have a useful life of 3 years. The Company valued the software using a depreciated replacement cost methodology. This methodology as it relates to software, estimates the current costs to replicate the software on an “as is” basis, assuming no enhancements or technological improvements. As the value of the assets acquired, particularly the acquired software was in excess of the purchase consideration, the acquisition resulted in a bargain purchase gain of $160,599. In the twelve months ended September 30, 2013, the Company recorded $228,116 of amortization of these acquired intangible assets within cost of sales.

    The following table discloses the revenue and loss of the combined entity for the current reporting period as though the acquisition date for the business combination occurred during the year had been as of October 1, 2012.

		12 Months Ended
Description	PNI	Quarterhouse	Pro-forma

Revenue	$20,825,353	$216,579	$21,041,932

Cost of sales	10,171,726	237,689	10,409,415
Software development	9,599,094	341,986	9,941,080
General and administration	3,546,821	163,562	3,710,383
Sales and marketing	1,458,006	17,265	1,475,271
Loss from operations	$(3,950,294)	$(543,923)	$(4,494,217)

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    The Vendor has indemnified the Company from any expense attributable to all taxes (or the non-payment thereof) of Quarterhouse for all taxable periods ended on or before the Acquisition Date and the portion through the end of the Acquisition Date for any taxable period that includes (but does not end on) the Acquisition Date; provided, however, that The Vendor will be liable only to the extent that such taxes exceed the amount, if any, reserved for deferred taxes in the Purchase Price Allocation as of the Acquisition Date. Management has not recorded any asset or liability in relation to these amounts, given the lack of certainty surrounding these amounts.

7.	Cost of sales and operating expenses:

    Within cost of sales and operating expenses, the Company includes charges relating to amortization of plant and equipment, amortization of intangible assets and share-based compensation. These costs are identified below in their relevant statement operations caption.

					For the year ended September 30, 2013
	Per	Amortization	Amortizati	Loss on	Impairment	Impairment of	Share-	Excluding
	statement of	of property	on of	disposal of	of	goodwill	based	amortization and
	operations	and	intangible	property and	intangible		compensa	share-based
		equipment	assets	equipment	assets		tion	compensation
Cost of sales	$10,401,693	1,318,800	308,406	15,321	-	594,851	6,519	$8,157,796
Operating expenses
Software development	9,907,590	289,103	482	-	-	-	20,741	9,597,264
General and administration	3,591,014	29,883	190	-	-	-	111,865	3,449,076
Sales and marketing	1,474,749	22,127	78	480	-	-	1,239	1,450,825
Total operating expenses	$14,973,353	341,113	750	480	-	-	133,845	$14,497,165
	$25,375,046	1,659,913	309,156	15,801	-	594,851	140,364	$22,654,961

					For the year ended September 30, 2012
	Per statement	Amortization	Amortizati	Loss on	Impairment	Impairment	Share-based	Excluding
	of operations	of property	on of	disposal of	of	of goodwill	compensation	amortization
		and	intangible	property and	intangible			and share-
		equipment	assets	equipment	assets			based
								compensation
Cost of sales	$10,458,022	1,529,978	922,558	-	540,735	77,382	(698)	$7,388,067
Operating expenses
Software development	9,678,638	230,343	168,466	-	-	-	41,364	9,238,465
General and administration	3,768,203	26,873	-	-	-	-	168,636	3,572,694
Sales and marketing	1,038,374	21,531	-	-	-	-	(553)	1,017,396
Total operating expenses	$14,485,215	278,747	168,466	-	-	-	209,447	$13,828,555
	$24,943,237	1,808,725	1,091,024	-	540,735	77,382	208,749	$21,216,622

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

					For the year ended September 30, 2011
	Per statement	Amortization	Amortizati	Loss on	Impairment	Impairment	Share-based	Excluding
	of operations	of property	on of	disposal of	intangible	goodwill	compensation	amortization
		and	intangible	property and	assets			and share-
		equipment	assets	equipment				based
								compensation
Cost of sales	$9,399,107	1,689,790	858,354	36,294	-	-	43,156	$6,771,513
Operating expenses
Software development	9,439,423	294,063	-	69,622	-	-	262,225	8,813,513
General and administration	3,928,210	30,135	-	6,075	-	-	482,129	3,409,871
Sales and marketing	988,289	22,966	-	5,315	-	-	60,733	899,275
Total operating expenses	$14,355,922	347,164	-	81,012	-	-	805,087	$13,122,659
	$23,755,029	2,036,954	858,354	117,306	-	-	848,243	$19,894,172

8.	Accounts receivable

	September 30, 2013	September 30, 2012	September 30, 2011

Trade accounts receivable	$3,614,669	$4,353,424	$4,540,075
Allowance for doubtful accounts	(46,491)	(130,023)	(145,000)
	3,568,178	4,223,401	4,395,075
Commodity taxes recoverable	35,868	30,140	135,655
Other	225,608	-	5,182
Total	$3,829,654	$4,253,541	$4,535,912

    Reconciliation of changes in allowance for doubtful accounts:

	September 30, 2013	September 30, 2012	September 30, 2011

Balance, beginning of period	$130,023	$145,000	$176,531
Increase in allowance for doubtful accounts	54,107	132,012	33,102
Application of existing provision to write-off the amount receivable	(144,988)	(146,989)	(63,710)
Impact of foreign currency translation	7,349	-	(923)
Balance, end of period	$46,491	$130,023	$145,000

    During the year ended September 30, 2013 the Company incurred bad debt expenses of $54,107 (2012: $132,012, 2011: $33,102).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    As at September 30, 2013

	Financial assets that are past due but not impaired
	Neither past due nor				Carrying value on
	impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet

Trade accounts receivable	$2,589,547	$439,770	$130,187	$408,674	$3,568,178
Commodity taxes recoverable	35,868	-	-	-	35,868
Other	225,608	-	-	-	225,608
Total	$2,851,023	$439,770	$130,187	$408,674	$3,829,654

    As at September 30, 2012

	Financial assets that are past due but not impaired
	Neither past due nor				Carrying value on
	impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet

Trade accounts receivable	$2,334,240	$328,844	$358,600	$1,201,717	$4,223,401
Commodity taxes recoverable	30,140	-	-	-	30,140
Other	-	-	-	-	-
Total	$2,364,380	$328,844	$358,600	$1,201,717	$4,253,541

    As at September 30, 2011

	Financial assets that are past due but not impaired
					Carrying value
	Neither past due				on the balance
	nor impaired	31 – 60 days	61 – 90 days	91 days +	sheet

Trade accounts receivable	$3,127,511	$36,942	$443,565	$787,057	$4,395,075
Commodity taxes recoverable	135,655	-	-	-	135,655
Other	5,182	-	-	-	5,182
Total	$3,268,348	$36,942	$443,565	$787,057	$4,535,912

    At September 30, 2013, four customers each account for 10% or more of total trade accounts receivable (2012: three customers, 2011: five customers).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

9.	Property, plant and equipment

    October 1, 2012 to September 30, 2013

		Furniture and
	Computer	office	Leasehold
	equipment	equipment	improvements	Total
Cost
As at October 1, 2012	$17,159,448	$406,577	$243,962	$17,809,987
Additions	1,233,940	17,637	225,545	1,477,122
Disposals / write-offs	(141,061)	(3,800)	-	(144,861)
Impairments	-	-	-	-
Currency translation adjustments	9,809	(22)	-	9,787
As at September 30, 2013	$18,262,136	$420,392	$469,507	$19,152,035

Accumulated Amortization
As at October 1, 2012	$12,657,005	$303,808	$165,819	$13,126,632
Amortization	1,583,341	21,661	54,911	1,659,913
Disposals / write-offs	(123,345)	(3,800)	-	(127,145)
Impairments	-	-	-	-
Currency translation adjustments	9,700	(13)	-	9,687
As at September 30, 2013	$14,126,701	$321,656	$220,730	$14,669,087

Carrying value – October 1, 2012	$4,502,443	$102,769	$78,143	$4,683,355
Carrying value – September 30,2013	$4,135,435	$98,736	$248,777	$4,482,948

    October 1, 2011 to September 30, 2012

		Furniture and
	Computer	office	Leasehold
	equipment	equipment	improvements	Total
Cost
As at October 1, 2011	$15,878,073	$401,750	$181,718	$16,461,541
Additions	1,284,842	4,883	62,244	1,351,969
Currency translation adjustments	(3,467)	(56)	-	(3,523)
As at September 30, 2012	$17,159,448	$406,577	$243,962	$17,809,987

Accumulated Amortization
As at October 1, 2011	$10,903,337	$278,779	$139,275	$11,321,391
Amortization	1,757,099	25,082	26,544	1,808,725
Currency translation adjustments	(3,431)	(53)	-	(3,484)
As at September 30, 2012	$12,657,005	$303,808	$165,819	$13,126,632

Carrying value – October 1, 2011	$4,974,736	$122,971	$42,443	$5,140,150
Carrying value – September 30, 2012	$4,502,443	$102,769	$78,143	$4,683,355

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    The carrying value of computer equipment under lease was $853,871 at September 30, 2013 (2012: $nil, 2011: $nil). $150,683 of amortization associated with leased equipment was included in the statement of operations and comprehensive loss (income) in the year ended September 30, 2013 (2012: $nil, 2011: $nil).

10.	Current and deferred income taxes

    For the year ended September 30, 2013 the Company recorded a write-down of $2,822,517 against its deferred income tax assets with the corresponding charge to deferred income tax expense (recovery) (2012: $1,814,221, 2011: ($1,299,025)).

    Non-capital losses were used to offset taxable income where applicable resulting in nil current income tax. The deferred income tax expense in the year primarily arose from a $2,244,440 reversal of previously recognized United Kingdom income tax assets due to uncertainty surrounding their recovery.

    The gross movement of the deferred income tax account is as follows:

	2013	2012	2011
Opening balance - October 1	$5,222,603	$7,065,857	$5,861,504
Income tax recovery (expense)	(2,822,517)	(1,814,221)	1,299,025
Tax charge relating to components of other comprehensive income	-	(29,033)	(94,672)
Impact of acquisition of Quarterhouse and other	(517,921)	-	-
Closing balance - September 30	$1,882,165	$5,222,603	$7,065,857

a)	Rate changes

    Effective April 1, 2013 the British Columbia tax rate increased from 10% to 11%. The Canadian Federal tax rate decreased during 2012 from 16.5% to 15%.

    During 2012, the United Kingdom government enacted tax reform which included a 1% rate reduction to the main corporate tax rate from 25% to 24% effective April 1, 2012 to March 31, 2013. During 2013, the United Kingdom government enacted further rate reductions to 23% applicable from April 1, 2013, to 21% from April 1, 2014 and to 20% from April 1, 2015.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

b)	Rate reconciliation

    The Company is subject to income taxes in Canada, the United States and the United Kingdom. The income tax expense differs from the amount obtained by applying the applicable statutory income tax rate to the loss before income taxes as follows:

	2013	2012	2011
Canadian statutory income tax rate	25.50%	25.38%	27.00%

Income tax recovery based on statutory income tax rate	$(1,235,427)	$(585,765)	$(53,851)
Non-deductible expenses	68,499	72,021	243,052
Effect of different foreign statutory rates	(34,172)	(6,080)	-
Impact of change in tax rates	152,329	263,866	415,662
Adjustments in respect of prior year returns	168,247	(11,468)	(63,394)
Share issue costs charged to share capital	-	(397)	(106,823)
De-recognition (recognition) of previously recognized (unrecognized) deferred tax assets	3,703,041	2,082,044	(1,733,671)
Income tax expense (recovery)	$2,822,517	$1,814,221	$(1,299,025)

    The Company’s loss before tax includes a loss of $3,793,289 (2012: $3,940,457, 2011: $1,672,143) from domestic operations and a loss (income) of $1,051,523 (2012: ($1,632,022), 2011: ($1,472,718)) from foreign operations.

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

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    The composition of the Company's deferred income tax assets and liabilities are as follows:

	September 30,	September 30,
	2013	2012
Deferred income tax assets

Non-capital losses	$5,406,576	$5,163,889
Property and equipment	4,318,197	3,795,911
Share issue costs	-	396
Other	124,806	201,918
	9,849,579	9,162,114
Offset against deferred tax liabilities	(124,641)	(132,134)
Unrecognized deferred tax assets	(7,510,419)	(3,807,377)
Deferred tax assets	2,214,519	5,222,603

Deferred income tax liabilities

Related party interest accrued	-	(102,371)
Intangibles	(438,794)	-
Unrealized foreign exchange and other	(18,201)	(29,763)
Offset against deferred tax asset	124,641	132,134
	(332,354)	-

Deferred income tax assets, net	1,882,165	5,222,603

Deferred income tax assets
Deferred tax assets to be recovered within 12 months	$124,806	$197,409
Deferred tax assets to be recovered after more than 12 months	2,212,851	5,127,565
	2,337,657	5,324,974
Deferred income tax liabilities
Deferred tax liabilities to be recovered within12 months	-	-
Deferred tax liabilities to be recovered after more than 12 months	(455,492)	(102,371)
	(455,492)	(102,371)
Deferred income tax assets, net	$1,882,165	$5,222,603

    The Company does not recognize certain tax assets of the Canadian parent, and its UK subsidiaries, PNI Digital Media Ltd. and PNI Digital Media Europe Ltd., that do not meet the more likely than not

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    threshold. Due to this unlikelihood, deductible temporary differences and unused tax losses for which no deferred tax asset have been recognized have been is detailed below:

	September 30,	September
	2013	30, 2012
Non-capital losses	$5,298,633	$2,919,449
Property and equipment	2,211,786	887,928
Unrecognized deferred income tax assets, net	$7,510,419	$3,807,377

d)	Non-capital losses

    As at September 30, 2013, the Company had $10,315,048 (2012: $9,046,442) of non-capital losses in Canada available to reduce future taxable income which were not recorded in these financial statements because of the uncertainty of their recovery. These unrecognized income tax losses expire as follows:

2015	$731,031
2026	2,248,406
2027	3,121,223
2028	2,616,270
2033	1,598,118
$10,315,048

    As at September 30, 2013, the Company also had £7,859,907 (2012: £7,933,022) of non-capital losses for tax purposes in the United Kingdom that do not have an expiry date and which are available to reduce taxable income in future periods. No deferred income asset has been recognized with regard to these losses.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

11.	Intangible assets

    October 1, 2012 to September 30, 2013

	Acquired	Customer	Internal use
	software	relationships	software	Total
Cost
As at October 1, 2012	$3,800,421	$6,795,803	$695,387	$11,291,611
Additions	1,483,257	-	80,101	1,563,358
Currency translation adjustments	174,575	72,176	131	246,882
As at September 30, 2013	$5,458,253	$6,867,979	$775,619	$13,101,851

Accumulated Amortization
As at October 1, 2012	$3,800,421	$6,795,803	$693,263	$11,289,487
Amortization	228,115	-	81,041	309,156
Currency translation adjustments	176,021	72,176	80	248,277
As at September 30, 2013	$4,204,557	$6,867,979	$774,384	$11,846,920

Carrying value – October 1, 2012	$-	$-	$2,124	$2,124
Carrying value – September 30, 2013	1,253,696	$-	$1,235	1,254,931

    October 1, 2011 to September 30, 2012

	Acquired	Customer	Internal use
	software	relationships	software	Total
Cost
As at October 1, 2011	$3,856,324	$6,818,688	$446,126	$11,121,138
Additions	-	-	958,464	958,464
Disposals / write-offs	-	-	(168,466)	(168,466)
Impairments	-	-	(540,737)	(540,737)
Currency translation adjustments	(55,903)	(22,885)	-	(78,788)
As at September 30, 2012	$3,800,421	$6,795,803	$695,387	$11,291,611

Accumulated Amortization
As at October 1, 2011	$3,750,048	$6,599,419	$91,234	$10,440,701
Amortization	104,638	215,891	602,029	922,558
Currency translation adjustments	(54,265)	(19,507)	-	(73,772)
As at September 30, 2012	$3,800,421	$6,795,803	$693,263	$11,289,487

Carrying value – October 1, 2011	$106,276	$219,269	$354,892	$680,437
Carrying value – September 30, 2012	$-	$-	$2,124	$2,124

    During the year ended September 30, 2012, the Company wrote-off $168,466 in previously capitalized costs associated with the development of internal use software and included within software development in the Canadian operating segment.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    During the year ended September 30, 2012 the Company recognized an impairment loss of $540,736. The impairment loss was primarily due to underperforming revenues associated with previously capitalized internal use software used in our social stationery product offerings. This amount was recorded in cost of sales on the consolidated statements of operations and comprehensive income (loss) in the Canadian operating segment, one of the Company’s two CGUs.

    There was nil write off in the current year in relation to these items.

    As at September 30, 2013, intangible assets of $1,235 (2012 : $2,124) were allocated to the Company’s European operating segment, and $1,253,696 (2012: $nil) were allocated to the Company’s Canadian operating segment, which includes Quarterhouse.

12.	Goodwill

Amount
Balance, October 1, 2011	$654,222
Currency translation adjustments	(8,361)
Impairment of goodwill	(77,382)
Balance, September 30, 2012	$568,479
Currency translation adjustments	26,372
Impairment of goodwill	(594,851)
Balance, September 30, 2013	$-

    Based on management’s analysis, the Company recognized an impairment loss of $594,851 in fiscal 2013 (2012: $77,382, 2011: $nil). This amount was recorded in cost of sales on the consolidated statements of operations and comprehensive income (loss) relating to the PNI Europe CGU.

    As at September 30, 2013, goodwill of $nil (2012: $568,479) was allocated to the Company’s European operating segment, while $nil (2012: $nil) was allocated to the Company’s Canadian operating segment.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

13.	Accounts payable and accrued liabilities

	September 30,	September 30,
	2013	2012

	$	$
Trade payables	1,610,245	2,134,010
Amounts due to customers	654,742	1,283,077
Trade accruals	219,495	326,519
Accrued payroll and other taxes	71,209	240,896
Due to employees and consultants	481,680	405,935
	$	$
Total	3,037,371	4,390,437

14.	Share capital and stock options

a)	Authorized

    Unlimited number of common and preferred shares without par value

    As at September 30, 2013, the Company had 34,299,471 common shares issued (September 30, 2012: 34,257,922) and 34,299,471 outstanding (September 30, 2012: 34,257,922). There are no preferred shares issued or outstanding at September 30, 2013 (September 30, 2012: $nil).

b)	Options

    The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the “Plan”). The Plan authorizes a maximum of 10% (3,429,947) of the Company’s issued and outstanding common shares to be reserved for issuance. The term of the options granted under the plan is five years and options are subject to various vesting requirements.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    The following table summarizes activity under the Company’s stock option plan since September 30, 2011:

	Number of	Average
	options	exercise
		price
Balance, September 30, 2011 (2,770,201 options exercisable)	1,888,223	$2.02
Granted	1,350,000	0.47
Exercised	-	-
Expired	(649,723)	2.32
Forfeited	(356,500)	1.54
Cancelled	-	-
Balance, September 30, 2012 (1,032,000 options exercisable)	2,232,000	$1.77
Granted	1,850,000	0.29
Exercised	-	-
Expired	(770,881)	1.79
Forfeited	(711,119)	0.43
Cancelled	-	-
Balance, September 30, 2013 (663,878 options exercisable)	2,600,000	$0.48

    The following table summarizes information about stock options outstanding and exercisable at September 30, 2013:

	Options outstanding			Options exercisable
		Weighted
		average
		remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Exercise price	outstanding	life (years)	exercise price	exercisable	exercise price
$0.27	1,425,000	3.91	$0.27	88,880	$0.27
$0.32	50,000	4.36	$0.32	-	$0.32
$0.44	200,000	4.07	$0.44	-	$0.44
$0.46	600,000	3.78	$0.46	249,998	$0.46
$1.48	150,000	0.48	$1.48	150,000	$1.48
$1.50	25,000	0.85	$1.50	25,000	$1.50
$1.55	150,000	2.01	$1.55	150,000	$1.55
$0.27 - $ 1.55	2,600,000	2.64	$0.27 - $ 1.55	663,878	$0.27 - $ 1.55

    The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. The following table provides the weighted average grant-date fair value and the weighted average assumptions used in applying the Black-Scholes option pricing model for grants made between September 30, 2012 and September 30, 2013:

Description	September 30, 2013	September 30, 2012

Exercise price	$0.29	$0.47
Market price on date of grant	0.29	0.44
Expected forfeiture rate	14.49%	2.7%

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Expected volatility	62.95% - 72.81%	59.14% - 61.85%
Risk-free interest rate	1.13%	1.18%
Expected life (years)	4.05	4.46
Expected dividend yield	0%	0%
Weighted average grant-date fair value ($ per share)	$0.15	$0.21

    The total fair value of stock options granted during the year ended September 30, 2013 was $278,913 (2012: $280,230, 2011: $383,050).

    During the year ended September 30, 2013, the Company recognized compensation expense of $138,938 (2012: $68,907, 2011: 253,649).

c)	Performance Share Unit Awards

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

	Number of PSUs	Weighted average fair
		value
Balance, October 1, 2011	74,000	$1.55
Granted	-	-
Forfeited	(64,434)	1.55
PSUs issued as common shares upon vesting	(4,799)	1.55
Balance, September 30, 2012	4,767	1.55
Granted	-	-
Forfeited	(1,334)	1.55
PSUs issued as common shares upon vesting	(2,383)	1.55
Balance, September 30, 2013	1,050	$1.55

    During the year ended September 30, 2013 the Company issued 2,383 common shares as it related to vested PSUs at a value of $3,694, which represents the fair value at the date of grant, and recorded this amount as an adjustment to contributed surplus and common shares. During the year ended September 30, 2013, the Company recorded an expense recovery on PSUs of $114 (2012: $1,277, 2011: $7,440).

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

	Number of RSUs	Weighted average fair
		value
Balance, October 1, 2011	198,200	$1.55
Granted	-	-
Forfeited	(51,401)	1.55
RSUs issued as common shares upon vesting	(63,665)	1.55
Balance, September 30, 2012	83,134	$1.55
Granted	-	-
Forfeited	(15,936)	1.55
RSUs issued as common shares upon vesting	(39,166)	1.55
Balance, September 30, 2013	28,032	$1.55

    During the year ended September 30, 2013 the Company issued 39,116 common shares as it related to vested RSUs at a value of $60,630 which represents the fair value at the date of grant, and recorded this amount as an adjustment to contributed surplus and common shares.

    During the year ended September 30, 2013, the Company recognized compensation expense of $1,545 (2012: $26,233, 2011: $102,401).

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

    On March 10, 2012, the Company released the final installment of 250,000 common shares consisting of 71,500 common shares included as part of the purchase consideration while the remaining 178,500 common shares released related to the continued employment of the Principle Vendors. During the year ended September 30, 2013, the Company recognized compensation expense of $nil (2012: $ 113,080, 2011: $299,102) in connection with the acquisition of WorksMedia Limited.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

f)	Earnings per share

    The following is a reconciliation of the numerator and the denominators used for the computation of basic and diluted earnings per share amounts:

	September 30, 2013	September 30, 2012	September 30, 2011

Net (loss) earnings for the period (numerator)	$(7,667,330)	$(4,122,653)	$1,099,600

Weighted average number of shares outstanding (denominator)

Basic	34,299,471	34,178,165	33,927,659

Effect of dilutive securities:

Stock options	-	-	11,045

RSUs	-	-	40,908

PSUs	-	-	5,659

Total	34,299,471	34,178,165	33,985,271

15.	Segment information

    The Company’s sales by geographical area are as follows:

	Year Ended
Description	September 30, 2013	September 30, 2012

Canada	$4,245,263	$4,349,099
United States	14,851,631	14,348,137
United Kingdom	1,692,570	3,792,752
Other	109,740	222,817

Total	$20,899,204	$22,712,805

    The Company has two CGUs comprising groups of assets which generate inflows that are largely independent from other assets.

    The Company has two operating segments comprising components of the Group’s operations which have operating results reviewed by the Company’s CODM, and which meet the aggregation criteria for one reportable segment (note 2). The Company’s goodwill prior to the recognition of an impairment loss in the current year was allocated in its entirety to the European operating segment, which is also its PNI Europe CGU. Revenue is attributed to the geographic location of the Company’s customers.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    As at September 30, 2013 and September 30, 2012, the Company’s assets and liabilities by geographical location are as follows:

		United	United
	Canada	Kingdom	States	Total
September 30, 2013
Assets
Property and equipment	$4,422,337	$3,679	$56,932	$4,482,948
Goodwill and intangible assets	$-	$1,235	$1,253,696	$1,254,931
Deferred income tax asset	$2,214,519	$-	$-	$2,214,519

Liabilities
Accounts payable and accrued
liabilities	$2,615,433	$400,978	$20,960	$3,037,371
Line of credit and overdraft	$1 ,401,070	$-	$-	$1,401,070
Deferred revenue	$480,021	$99,288	$2,922	$582,231
Finance lease obligations	$917,763	$-	$-	$917,763
Net deferred income tax liability	$-	$-	$332,354	$332,354
Contingent consideration	$343,279	$-	$-	$343,279

September 30, 2012
Assets
Property and equipment	$4,675,595	$7,760	-	$4,683,355
Goodwill and intangible assets	$-	$570,603	-	$570,603
Liabilities			-
Accounts payable and accrued
liabilities	$3,294,864	$1,095,573	-	$4,390,437
Deferred revenue	$614,242	$141,005	-	$755,247
			-

    Major customer groups that account for 10% or more of the Company’s revenues for the fiscal year are as follows:

	Year Ended
Description	September 30, 2013	September 30, 2012

Customer A	$5,646,474	$5,812,890
Customer B	3,691,545	2,928,033
Customer C	1,088,275	2,500,214
Customer D	8,687,332	9,493,873

	$19,113,626	$20,735,010

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

16.	Revenue

	Year Ended
	September 30,	September 30,
Description	2013	2012

Transaction fees	$16,305,015	$17,730,786
Software licenses and installation fees	1,028,882	1,876,901
Membership fees	1,661,391	1,780,775
Archive fees	1,598,962	1,070,248
Professional fees	304,954	254,095

Total	$20,899,204	$22,712,805

17.	Related party transactions

    During the year ended September 30, 2013, the Company incurred legal fees of $201,682 (2012: $156,204, 2011: $133,242), for services provided by McMillan LLP, a law firm of which the Corporate Secretary of the Company is a partner. Accounts payable and accrued liabilities at September 30, 2013 included $19,687 (2012: $41,245, 2011: $23,955) related to these services.

    During the year ended September 30, 2013, the Company incurred consulting fees of $60,741 (2012: $59,678, 2011: $60,722), respectively, for services provided by Digital Photoworks, a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable or accrued liabilities as at September 30, 2013 related to this company (2012: $nil, 2011: $5,072).

    During the year ended September 30, 2013, the Company incurred employment expenses of $2,543 (2012: $nil, 2011: $nil) paid to a relative of an Officer of the Company.

    The Company shares its UK premises with another company, Works Unit Ltd., of which a former Officer is a director. During the year ended September 30, 2013, the Company was recharged its proportional share of office running costs totalling $191,575 (2012: $209,850, 2011: $200,592) by this related party. During the year ended September 30, 2013, the Company did not incur expenses relating to the use of the software development services of this company (2012: $105,560, 2011: $58,941). The Company does not have any outstanding accounts payable as at September, 2013 (2012: $nil, 2011: $21,578) related to these services and cost recharges.

    During the year ended September 30, 2013, the Company generated revenue of $6,141 (2012: $7,683, 2011: $5,880) relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable as at September 30, 2013 included $299 (2012: $2,581, 2011: $2,102) related to these services.

    All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

18.	Compensation of key management

    Key management includes the Company’s directors, and members of the executive team. Compensation awarded to key management included:

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

	Year Ended
	September	September	September
Description	30, 2013	30, 2012	30, 2011

Salaries, director fees and short-term employee benefits	$1,637,564	$1,462,547	$1,587,219
Share-based payments	125,524	93,723	434,149
Compensation expense in connection with acquisition of WorksMedia Limited	-	53,826	142,373
Termination benefits	166,667	168,750	87,500

Total	$1,929,755	$1,778,846	$2,251,241

19.	Expenses by nature

	Year Ended
	September 30,	September 30,	September 30,
Description	2013	2012	2011
Cost of sales
Salary and wages	$3,258,963	$2,854,816	$2,445,465
Outsourced consultants and third party contractors	102,804	256,615	179,687
Direct costs	301,968	557,293	664,486
Third party call center	1,604,761	1,470,197	1,302,985
Data center fees	1,937,844	1,608,695	1,730,101
Amortization of property and equipment	1,318,800	1,529,978	1,689,790
Amortization of intangible assets	308,406	922,558	858,354
Impairment of intangible assets	-	542,860	-
Impairment of goodwill	594,851	77,382	-
Share-based payments	6,519	(698)	43,156
Travel	56,172	37,726	15,748
Dues, subscriptions & books and licenses	641,027	310,591	266,872
Loss on disposal of property and equipment	15,321	-	36,294
Rent and other office costs	146,612	95,676	79,548
Other expenses	107,645	194,333	86,621
Total	$10,401,693	$10,458,022	$9,399,107

Expenses
Salary and wages	$9,061,917	$8,530,388	$8,488,837
Outsourced consultants and third party contractors	2,289,024	2,370,419	1,849,335
Amortization of property and equipment and intangible assets	341,863	278,747	347,164
Write-off of intangible assets	-	168,466	-
Share-based payments	133,845	209,447	805,088
Accounting and Legal fees	1,040,647	653,698	719,010
Rent and other office costs	670,390	625,033	683,591
Travel, meals & entertainment	671,223	712,789	664,525
Dues, subscriptions & books and licenses	170,296	164,551	190,559
Loss on disposal of property and equipment	480	-	81,012
Board member fees	204,409	248,267	217,000
Bad debt expense	54,107	132,012	31,693
Investor relations and other public company charges	118,977	188,306	157,840

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Other expenses	216,175	203,092	120,268
	$14,973,353	$14,485,215	$14,355,922

Total	$25,375,046	$24,943,237	$23,755,029

20.	Commitments and Contingencies

a)	Commitments

    At September 30, 2013, the Company committed to purchase items of equipment and internal use software totalling $170,995 (2012: $nil).

    The contractual obligations and payments due as at September 30, 2013 are as follows:

		Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years
Equipment leases	$966,861	371,131	595,730	$-
Property leases	2,737,744	584,988	1,137,535	1,015,221
Other service agreements	3,760,911	1,712,773	2,048,138	-
	$7,465,516	2,668,892	3,781,403	$1,015,221

    Property leases

    Under the Vancouver location property lease, the Company is entitled to receive up to $672,160 in repayable tenant improvement allowances, which bears interest at a rate of 8% per annum. If utilized, the tenant improvement allowance is repayable monthly over the lease term. The Vancouver property lease expires on September 30, 2023, with the option for early termination as of September 30, 2018. The unpaid tenant improvement allowance balance would be due in the event the Company elects to terminate the lease early as September 30, 2018. The lease includes an option to extend for an additional 5 years at the then current market rental rate. In addition, the landlord has included four months of free rent as tenant inducements.

b)	Contingencies

    From time to time the Company may be involved in various litigation matters. In addition, the Company has contractual indemnification obligations as part of certain of our retailer agreements. Any losses that may arise as a result of these binding legal arrangements may be material to the consolidated financial statements.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    On March 7, 2013, CreateAds LLC filed a complaint for alleged patent infringement against various customers of PNI filed in the U.S. District Court for the District of Delaware. The complaint asserts infringement of U.S. Patent No. 5,535,320, which claim among others things a method of generating a representation of a visual design and applying it to various advertising materials. Subsequent to September 30, 2013, PNI settled the complaint on behalf of all customers for US$105,000, in exchange for the plaintiffs dismissing all claims against the Company and its customers which was included in cost of sales.

    On January 4, 2013, Express Card Systems, LLC filed a complaint for alleged patent infringement against various customers of PNI in the Eastern District of Texas, Tyler Division. The complaint asserts infringement of U.S. Patents Nos., 5,748,484 and 5,552,994. PNI settled the complaint on behalf of all customers for US$122,500, in exchange for the plaintiffs dismissing all claims against the Company and its customers which was included in cost of sales.

    On November 27, 2013, the Company received a letter from Bloom Stationers LLC “Bloom” alleging certain violations of the terms of our Amended and Restated Master Development & Services by and between Bloom and the Company (the “Bloom Agreement”). The complaint asserts that PNI violated the terms of the Bloom Agreement by launching HTML5 based stationery builders in November 2013 with certain retailers and advertising our abilities to provide stationery solutions to new customers. The Company believes the allegations are completely without merit.

c)	Finance lease liabilities

    Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. These leases include purchase option at the end of the lease term at nominal amounts.

	Year Ended
	September 30,	September 30,
	2013	2012

Gross finance lease liabilities – minimum lease payments	$966,861	$-
Future finance charges on finance lease liabilities	(49,098)	$-
Present value of finance lease liabilities	$917,763	$-

21.	Line of credit and overdraft

Facility		September 30,	September 30,
		2013	2012
Revolving Demand Facility	(a)	$1,170,000	-
Lease Facility	(a)	609,000	-
Overdraft	(b)	231,070	-
		$2,010,070	-

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    (a)         The Company has a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a revolving demand facility of up to $1,500,000 (“Revolving Demand Facility”) and a $1,250,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company. The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. The Lease Facility will be subject to separate agreements between the Bank and the Company. As at September 30, 2013 $1,170,000 of the Revolving Demand Facility and $609,000 of the Lease Facility had been utilized, resulting in an unutilized amount of $330,000 for the Revolving Demand Facility and an unutilized amount of $641,000 for the Lease Facility. The Lease Facility is included within the Finance Lease Obligations (short term and long term portion).

    (b)         The Company has an overdraft facility with its bank that is payable upon demand at end of the fiscal year end (2012: $nil).

22.	Supplementary cash flow information

Net change in non-cash working capital items
	September 30,	September 30,	September 30,
Description	2013	2012	2011

Accounts receivable	$269,554	$133,778	$704,723
Prepaid expenses and other current assets	78,896	(163,634)	(13,625)
Accounts payable and accrued liabilities	(1,357,426)	991,373	(2,138,156)
Changes in deferred revenue	(173,056)	474,039	(398,349)
Total	$(1,182,032)	$1,435,556	$(1,845,407)

Cash and cash equivalents
	September 30,	September 30,	September 30,
	2013	2012	2011

Cash and cash equivalents is made up of:
Cash and cash equivalents	$2,425,106	$4,611,824	$3,936,176
Overdraft (note 21)	(231,070)	-	-
	$2,194,036	$4,611,824	$3,936,176

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

23.	Financial instruments

    The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

    The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, other current assets, accounts payable, line of credit and overdraft, finance lease obligations and contingent consideration.

    Cash and cash equivalents, accounts receivables, other current assets, accounts payable, line of credit and bank overdraft are designated as “loans and receivables” and are measured at amortized cost.

    Contingent consideration is designated as fair value through the profit and loss and measured at fair value.

    The carrying value of accounts receivables, other current assets, accounts payable, line of credit and bank overdraft, and contingent consideration approximate their fair values due to their immediate or short-term maturity.

    The carrying values and fair values of financial assets and liabilities as at September 30, 2013 and September 30, 2012 are as follows:

	Carrying value	Fair value	Carrying value	Fair value
September 30	2013	2013	2012	2012
Assets
Cash and cash equivalents	$2,425,106	$2,425,106	$4,611,824	$4,611,824
Accounts receivable	$3,829,654	$3,829,654	$4,253,541	$4,253,541
Prepaid expenses and other current assets	$411,728	$411,728	$622,970	$622,970

Liabilities
Accounts payable and accrued liabilities	$3,037,371	$3,037,371	$4,390,437	$4,390,437
Line of credit and overdraft	$1,401,070	$1,401,070	$-	$-
Finance lease obligations	$917,763	$917,763	$-	$-
Contingent consideration	$343,279	$343,279	$-	$-

    Liquidity risk

    Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets. The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities. As described in note 21, the Company has a $1,500,000 revolving demand facility and a $1,250,000 reducing facility by way of leases in place to help manage its liquidity position and therefore its liquidity is dependent on the availability of these facilities as well as its overall volume of business activity and ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    The following table discloses the undiscounted maturities of the Company’s financial liabilities as at September 30, 2013:

September 30, 2013	Payments due by period
	Total	Less than 1		1-3 years	3-5 years
		year
Accounts payable and accrued liabilities	$3,037,374	$3,037,374		$-	$-
Other short-term debt obligations	1,401,067	1,401,067		-	-
Equipment leases	966,861	371,131		595,730	-
Purchase consideration payable	343,279	343,279		-	-
	$5,748,581	$5,152,851		$595,730	$-

September 30, 2012	Payments due by period
	Total	Less than 1		1-3 years	3-5 years
		year
Accounts payable and accrued liabilities	$4,390,437	$4,390,437		$-	$-
	$4,390,437	$4,390,437	$		$-

    During the year ended September 30, 2013, the Company generated negative cash flow from operations of $2,916,385. During the same period the Company’s working capital has decreased by $3,568,625 from $4,779,791 to $1,211,166. The Company's liquidity position may, however, fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year. The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year. The Company has a concentration of business with select key customers which accounts for 91% of total revenues (2012: 91%). Its liquidity position would be adversely impacted if one of these key customer relationships was discontinued (note 15).

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

    In the current year the Company purchased a number of items of property and equipment using a finance lease. At September 30, 2013, the Company had an outstanding obligation under this lease of $917,763 (2012: $nil).

    The Company’s activities are being funded out of its operating cash flow and cash reserves and its credit facilities. To date the Company has used $1,170,000 (2012: $nil) from the revolving demand facility.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    Credit risk

    Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $100,000 is covered by the Canada Deposit Insurance Corporation, leaving $2,325,106 at risk should the financial institutions with which the deposits are held cease trading.

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

    Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2013, four customer groups each account for 10% or more of total trade accounts receivable (September 30, 2012 – three customers and September 30, 2011- five customers).

    Financial assets past due

    At September 30, 2013, the Company has a provision of $46,491 against trade accounts receivable, the collection of which is considered doubtful. The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

    At September 30, 2013

		Financial assets that are past due but not impaired

					Carrying value
	Neither past due				on the balance
	nor impaired	31 – 60days	61 – 90 days	91 days +	sheet
Trade accounts
receivable	$2,589,547	$439,770	$130,187	$408,674	$3,568,178
Commodity taxes
recoverable	35,868	-	-	-	35,868
Other	225,608	-	-	-	225,608
Total	$2,851,023	$439,770	$130,187	$408,674	$3,829,654

    The definition of items that are past due is determined by reference to terms agreed with individual customers. Of the 91 days+ balance outstanding at September 30, 2013, 97% has been subsequently collected as at December 6, 2013. None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At September 30, 2013, the Company had a provision for doubtful accounts of $46,491 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

    Market risk

    Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiaries, PNI Digital Media Europe Ltd., and Quarterhouse.

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

    At September 30, 2013, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $980,550, accounts receivable of $918,656 and accounts payable of $400,978 which were denominated in UK £. In addition, at September 30, 2013, the Company had cash and cash equivalents of $1,444,403, accounts receivable of $2,361,237 and accounts payable of $612,733 which were denominated in US$.

    Sensitivity analysis

    The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the Year ended September 30, 2013 would have had.

    This sensitivity analysis includes the following assumptions:

      Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

      Changes in market interest rates do not cause a change in foreign exchange rates

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

    The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net loss
$
Change of +/- 10% in US$ foreign exchange rate	+/-206,260
Change of +/- 10% in UK£ foreign exchange rate	+/-179,923

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

    Capital Management

    The Company considers its share capital, share capital purchased for cancellation, and contributed surplus, as capital, which at September 30, 2013 totalled $86,291,814.

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

    Methods used by the Company in previous periods to manage its capital include the issuance of new share capital and warrants which has historically been done through private placements primarily with institutional investors as well as utilizing credit facilities such as lines of credit and equipment leases in order to in order to safeguard the Company’s ability to continue as a going concern.

    The Company is not subject to any externally imposed capital requirements.

23.	Subsequent events

    On December 3, 2013, the Company announced that it had entered into an underwriting agreement, for the sale of 6,191,000 common shares at a price (the "Offering Price") of $1.05 per common share (the "Shares") to raise gross proceeds of $6,500,550 under a short form prospectus (the "Offering"). The Company has granted to the underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 928,650 Common Shares (the “Over-Allotment Shares”), representing 15% of the number of Offered Shares sold under the Offering. The offering is expected to close on or about December 20, 2013.

ITEM 19.	EXHIBITS

    The following exhibits are filed as part of this annual report:

Exhibit
Number	Description

1.1	Articles, as amended (5)

1.2	Notice of Articles, dated December 2, 2009 (5)

1.3	Notice of Change of Name, dated June 4, 2009 (5)

Exhibit
Number	Description

4.1	The Services Agreement between Pixology and ASDA Stores Limited is dated 28 September 2005 and continues in full force and effect until terminated by either party giving no less than three calendar month’s notice in writing to the other, such notice to expire at any time on or after the first anniversary of the commencement date.(3)

4.2	The Services Agreement with Sam’s West Inc., dated January 23, 2008.(4)

4.3	The Amended and Restated Services Agreement with Wal-Mart Canada Corp., dated January 31, 2008.(4)

4.4	The Internet Photo Services Agreement with Costco Wholesale Corporation, dated April 29, 2008. (4)

4.5	The lease renewal and modification agreement for our executive offices in Canada with The Old BC Electric Building Corp., dated June 11, 2009.(5)

4.6	The lease agreement for our support offices in Canada with The Old BC Electric Building Corp., dated July 26, 2010. (6)

4.7	The share purchase agreement, dated February 25, 2009, amongst PhotoChannel Networks Inc., as Purchaser and Vendors in relation to the sale and purchase of the whole of the issued share capital of WorksMedia Limited. (5)

4.8	The First Amendment to the Internet Photo Services Agreement with Costco Wholesale Corporation, dated February 16, 2011. (7) (*)

4.9	The share purchase agreement, dated April 8, 2013, amongst PNI Digital Media Inc., as Purchaser, Roger Canann, as Vendor, and QS Quarterhouse Software, Inc. in relation to the sale and purchase of the whole of the issued share capital of QS Quarterhouse Software, Inc. (1) (*)

4.10	The Second Amendment to the Internet Photo Services Agreement with Costco Wholesale Corporation, dated July 16, 2013. (1)

4.11	The Third Amendment to the Internet Photo Services Agreement with Costco Wholesale Corporation, dated September 2, 2013. (1) (*)

8.1	List of Subsidiaries (1)

12.1	Section 302(a) Certification of CEO.(1)

12.2	Section 302(a) Certification of CFO.(1)

13.1	Section 906 Certifications of CEO and CFO.(1)

15.1	Audit Committee Charter. (8)

(1)	Filed herewith.
(2)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2006, as filed with the SEC on April 2, 2007.
(3)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2007, as filed with the SEC on April 4, 2008.
(4)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2008, as filed with the SEC on January 20, 2009.
(5)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2009, as filed with the SEC on March 17, 2010.
(6)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2010, as filed with the SEC on March 29, 2011.
(7)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2011, as filed with the SEC on March 21, 2012.
(8)	Filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended September 30, 2012, as filed with the SEC on January 7, 2013.
(*)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

    SIGNATURES

    The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PNI DIGITAL MEDIA INC.
(Registrant)

Date:	December 10, 2013	By:	/s/ Kyle Hall
Kyle Hall
Chief Executive Officer